Exhibit 99.1

NOTICE OF SPECIAL MEETING

and

MANAGEMENT INFORMATION CIRCULAR

of

YAMANA GOLD INC.

for the

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 21, 2022

with respect to a proposed

PLAN OF ARRANGEMENT

involving

YAMANA GOLD INC. AND GOLD FIELDS LIMITED

OCTOBER 19, 2022

TAKE ACTION AND VOTE TODAY

These materials are important and require your immediate attention. The shareholders of Yamana Gold Inc. (“Yamana”) are required to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors.

Shareholders of Yamana that have any questions or require more information with regard to voting their securities may contact Yamana’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or at 1-416-304-0211 outside of North America, or by e-mail at assistance@laurelhill.com.

No securities regulatory authority or stock exchange in Canada, the United States, the United Kingdom, South Africa or elsewhere has expressed an opinion about, or passed upon the fairness or merits of, the transactions described in this document, the securities being offered pursuant to such transactions or the adequacy of the information contained in this document and it is an offense to claim otherwise. No securities regulatory authority or stock exchange in Canada, the United States, the United Kingdom, South Africa or elsewhere has approved or registered this document, and this document is not required to be registered with a securities regulatory authority or stock exchange in any such jurisdiction.

LETTER TO YAMANA SHAREHOLDERS

October 19, 2022

Dear Yamana Shareholders,

The board of directors (the “Yamana Board”) of Yamana Gold Inc. (“Yamana”) cordially invites you to attend a special meeting (the “Yamana Meeting”) of the holders (the “Yamana Shareholders”) of common shares of Yamana (the “Yamana Shares”) to be held at Design Exchange Toronto-Dominion Centre, 234 Bay Street, Toronto, Ontario and online at https://web.lumiagm.com/497366151, password: yamana2022 (case sensitive) on November 21, 2022 at 10:00 a.m. (Toronto time).

The Transaction

At the Yamana Meeting, the Yamana Shareholders will be asked to consider a resolution (the “Arrangement Resolution”) regarding a business combination (the “Arrangement”) whereby all of the issued and outstanding Yamana Shares will be acquired by a wholly-owned subsidiary of Gold Fields Limited (“Gold Fields”) in exchange for, at the election of each Yamana Shareholder, either 0.6 of an ordinary share (each whole ordinary share, a “Gold Fields Share”) of Gold Fields or 0.6 of an American depositary share of Gold Fields (each whole American depositary share, a “Gold Fields ADS”, which represents an interest in one Gold Fields Share) for each Yamana Share held (the “Consideration”). The Consideration represents a 33.8% premium to the price of Yamana Shares (based on each company’s 10-day volume weighted average share price (“VWAP”) on the New York Stock Exchange (the “NYSE”) ending on the last trading day prior to the announcement date of the transaction on May 31, 2022 (the “Announcement Date”)).

Recommendation of the Yamana Board

The Yamana Board, having undertaken a thorough review of, and having carefully considered the terms of the transaction, and after consultation with representatives of Yamana’s management team, its financial and legal advisors and having received and taken into account the fairness opinions received from Canaccord Genuity and Scotiabank and such other matters as it considered necessary and relevant, including the factors set out below and in the accompanying Circular (as defined below) under the heading “The Arrangement – Reasons for the Recommendation of the Yamana Board”, unanimously determined that the transaction is in the best interests of Yamana.

The Yamana Board unanimously recommends that Yamana Shareholders vote IN FAVOUR of the Arrangement Resolution.

Reasons for the Recommendation of the Yamana Board

•	Significant premium. The Consideration represents a 33.8% premium to the price of the Yamana Shares based on each company’s 10-day VWAP ending on the last trading day prior to the Announcement Date and a 42% premium to the spot price of the Yamana Shares on the last trading day prior to the Announcement Date. The Consideration implied a valuation for Yamana of US$6.7 billion at the Announcement Date, which the Yamana Board considered to be within the range of the fair value of Yamana at the time. The exchange ratio established by Yamana and Gold Fields reflects the relative weighting of values of the two companies at the Announcement Date, the result of which embedded the premium paid to Yamana Shareholders through their 39% continued ownership in the combined company. Yamana considered that during the period leading up to the Announcement Date the market price of the Gold Fields Shares had been declining from recent highs, but recognized through its due diligence on Gold Fields that the share price at the time was not properly reflecting Gold Fields’ long-term value. The Yamana Board also recognizes that since the Announcement Date, a further decline in the market price of the Gold Fields Shares has occurred, and that while the current share price is not reflecting the inherent value of Gold Fields, the exchange ratio has locked in the long-term value for Yamana Shareholders.

•	Retained ownership of the combined company. Upon completion of the Arrangement, it is anticipated that Yamana Shareholders and Gold Fields shareholders will own approximately 39% and 61% of the combined company, respectively. Such ownership levels are in line with the relative consensus contributions of net asset values of the two companies on the Announcement Date.

•	Company scale. The combined company will be a top-4 global gold major with a diversified portfolio of high-quality, long-life assets with tangible near and long-term growth opportunities. Yamana Shareholders will retain significant ownership in a globally diversified, senior gold producer, ranked highest by mineral reserve life index relative to senior gold peers, third largest by forecasted gold-equivalent production by 2024 and fourth largest by market capitalization.

•	International presence and regional relevance. With five regional areas in which 14 mines will be managed across premier, rules-based mining jurisdictions including North America, South America, Africa and Australia, the combined company will have an increased international presence and regional relevance, with risk mitigated through a balanced geographical spread and majority exposure to OECD (Organization for Economic Co-operation and Development) countries.

•	Management strength and integration. The Yamana Board considered the agreement of the companies to establish a transitionary period in which the Canadian office of Yamana would work with Gold Fields to continue to manage the business and affairs and operations of Yamana. The companies have agreed that those at a Senior Vice President level and below at Yamana will be approached to continue to manage the business during this transitionary period. Executive and non-executive directors of Yamana will not be continuing with the combined company.

•	Realization of inherent value and upside potential. In the course of its due diligence investigations of Gold Fields, Yamana confirmed the inherent value underlying the value of the Gold Fields Shares and Gold Fields ADSs and identified upside potential in Gold Fields’ assets. In particular, Yamana recognized opportunities to extend the mine life of Gold Fields’ Australian operations and improve the production profile and mine life at Salares Norte as well as continuing with the performance improvements at South Deep, providing a robust and sustainable production level for the next 10 years. The Arrangement will allow Yamana Shareholders to crystallize value for their Yamana Shares and benefit from upside appreciation from further growth and the potential re-rating of the combined company’s portfolio as the combined company is expected to benefit from peer-leading positioning on key performance metrics such as asset life and production growth relative to the other major gold producers.

•	Strengthened financial position. Gold Fields’ and Yamana’s highly complementary cash flow generation will strengthen the financial position of the combined company. Strong near-term operating cash flows from producing assets, healthy balance sheets and staggered major capital investment cycles will provide the combined company with greater capacity to fund its project pipeline without compromising balance sheet flexibility or shareholder returns.

•	Industry-leading growth pipeline. The combined company will benefit from the significant near-term growth of Gold Fields’ Salares Norte and South Deep mines, and the medium and longer-term growth from Yamana’s Jacobina phased expansion, and the Odyssey, Wasamac and MARA projects as well as additional opportunities in Yamana’s high-quality exploration pipeline. In addition, Yamana's extensive due diligence process, which incorporated the technical and geological expertise of a team that has consistently increased Yamana’s mineral inventories and replaced mining depletion, concluded that several of Gold Fields' assets present exploration and development opportunities for maintaining overall production and cash flow generation at or above current levels. This production will provide a sustainable platform to underpin the growth expected from the combined development pipeline. Among the opportunities identified by Yamana are some mines in Australia and Africa, and in particular Salares Norte, where the average production platform and mine life are anticipated to be higher and longer than that contemplated in the initial mine plan. In particular, the Yamana Board was influenced by the imminent production, as well as the meaningful increases in cash flow, from Salares Norte. Yamana Shareholders would participate and benefit almost immediately both in the form of higher free cash flow yield and growing dividend payouts, as well a potential increase in the market price of the Gold Fields Shares and Gold Fields ADSs based on applying a reasonable multiple to the meaningfully increased cash flows. Ultimately, Yamana’s diligence demonstrated that there was more value inherent in Gold Fields over the short, intermediate and long term than was being reflected in their share price at the time the Arrangement was announced.

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•	Complementary cultures and aligned strategic priorities. Both Yamana and Gold Fields are disciplined, value-driven companies focused on operational delivery, prudent capital allocation, portfolio management, responsible growth and strong shareholder returns underpinned by a strong focus on people, particularly their safety, and upholding leading sustainability and ESG (environmental, social and governance) performance. Furthermore, the combined company will continue to commit to decarbonisation, environmental, safety and health, diversity and stakeholder value creation targets.

•	Cost Savings. The combined company will target initial pre-tax cost savings of approximately $40 million per year over the next 10 years. Initial cost synergies quantified relate to the streamlining of corporate overheads (approximately $25 million per year) and supply chain efficiencies (approximately $15 million per year) resulting from bulk purchase savings in the Americas.

•	Strategic and operational synergies. Yamana believes that there will be significant operational synergies and upside via strategic optimizations resulting from applying the combined technical expertise in top-tier prolific geological regions, the optimization of regional and corporate structures, the sharing of best practices and innovation across sites as well as leveraging the scale of the combined company in order to realize the upside value potential inherent in the existing portfolio of assets. These strategic opportunities are expected to significantly enhance the net asset value and cash flow generation of the combined company. Priority opportunities include the acceleration and optimization of high-return projects such as Jacobina and Salares Norte, the consolidation of operations in certain regions and the value optimizations from significant growth assets such as Odyssey, Jacobina and MARA in the context of the combined portfolio.

•	Business climate and review of strategic alternatives. The Yamana Board has periodically reviewed a range of strategic alternatives for creating shareholder value, and in the ordinary course of business Yamana has had regular engagement with several industry peers in that regard, including other potential transactions. For a summary of the engagements since early 2020 see “The Arrangement – Background to the Arrangement” in the Circular. After consultation on the Arrangement with its financial and legal advisors, and after review of the current and prospective business climate in the precious metals mining industry and other strategic opportunities reasonably available to Yamana, including continuation as an independent enterprise, potential acquisitions and various combinations of Yamana or its mineral properties by way of joint venture or otherwise, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Yamana Board believes that the combined company will be better positioned to pursue a growth and value maximizing strategy.

•	Value proposition. Yamana has consistently maintained, in the course of market activities and in evaluation of business combinations, as more particularly described elsewhere in the Circular, that the quality of its assets supports considerably more value and upside than ascribed to those assets as reflected in the price of Yamana Shares. Gold Fields reviewed fulsome technical information on all of Yamana’s operating mines and major development projects, including technical reports, life of mine and strategic life of mine plans and exploration data. In agreeing to pay a premium, Gold Fields recognized the Yamana Board view that Yamana had more value than was reflected in the price of Yamana Shares and considerable additional upside potential that would be reflected in the combined company as the complementary nature of both portfolios is expected to drive a combination greater than the sum of its parts. Following the transaction announcement, CIBC World Markets Inc. (“CIBC”) completed a valuation report (the “CIBC Valuation Report”), for certain mineral properties of Yamana which was based upon the form of a Short Form Valuation Report under the Code for the Valuation of Mineral Properties, as adopted by the Canadian Institute of Mining, Metallurgy & Petroleum Council on November 29, 2019. The CIBC Valuation Report was prepared for inclusion in the Gold Fields management information circular to be delivered to Gold Fields shareholders in connection with the meeting of Gold Fields shareholders to approve the implementation of the Arrangement as part of the listing requirements of the Johannesburg Stock Exchange, which estimated value ranges, as of August 30, 2022, for each of Yamana’s operating mines and major development projects that sum to a consolidated value range of US$6.8 to US$8.0 billion.

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•	Participation in Gold Fields’ semi-annual dividend. Yamana Shareholders are expected to benefit from Gold Fields’ historic practice of returning value to its shareholders in the form of a semi-annual dividend. Gold Fields has announced that it will revise its dividend policy to enable it to declare an aggregate dividend in respect of each financial year based on 30% to 45% of the normalized profits attributable to Gold Fields Shareholders. Furthermore, and subject to attaining the relevant normalized profits and the applicable legal and board approvals required to declare a dividend, Gold Fields targets paying a dividend at the top end of the revised dividend policy (45% of normalized profits) for the 2023 dividend cycles (being the 2023 interim and final dividends), following completion of the Arrangement.

•	Other factors. The Yamana Board also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of Yamana and Gold Fields, information concerning mineral reserves and mineral resources, business, operations, properties, assets, financial condition, operating results and prospects of each of Yamana and Gold Fields and the historical trading prices of the Yamana Shares, the Gold Fields Shares and the Gold Fields ADSs, taking into account the results of Yamana’s due diligence review of Gold Fields and its properties. The Yamana Board recognizes the significant change in the capital markets and the associated decline of the entire gold sector since the Announcement Date, including the decline in the market price of the Yamana Shares, Gold Fields Shares and Gold Fields ADSs. However, the Yamana Board believes that the current market price of the Gold Fields Shares and Gold Fields ADSs does not reflect the inherent value proposition of the combined company, including the current value and upside potential of the respective assets of Yamana and Gold Fields and that the combined company will be better positioned for the market to recognize the inherent value of its asset portfolio over time.

Details of the Arrangement, which will proceed by way of a plan of arrangement under the Canada Business Corporations Act, and of the issuance of the Gold Fields Shares and Gold Fields ADSs in connection with the transaction, are described in more detail in the accompanying Notice of Special Meeting of Shareholders of Yamana and the management information circular of Yamana dated October 19, 2022 (the “Circular”). The Circular includes additional information to assist you in considering how to vote on the Arrangement Resolution, including risk factors relating to the completion of the transaction. You should carefully review and consider all of the information in the Circular. If you require assistance, consult your financial, legal, tax or other professional advisor.

Support and Voting Agreements

All of the directors and executive officers of Yamana have entered into support and voting agreements with Gold Fields pursuant to which they have agreed, among other things, to vote their Yamana Shares in favour of the Arrangement Resolution.

Approval Requirements

The Yamana Board has set the close of business on October 18, 2022 as the record date (the “Record Date”) for determining the Yamana Shareholders who are entitled to receive notice of and vote at the Yamana Meeting. Only registered holders of Yamana Shares, or their duly appointed proxyholders, at the close of business on the Record Date will be entitled to receive notice of the Yamana Meeting and to vote on the Arrangement Resolution. Each Yamana Shareholder is entitled to one vote for each Yamana Share held by such holder as of the close of business on the Record Date.

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In order for the transaction to proceed, the Arrangement Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast by Yamana Shareholders present in person (or online) or represented by proxy and entitled to vote at the Yamana Meeting. If the Arrangement Resolution is not approved by Yamana Shareholders at the Yamana Meeting, the transaction cannot be completed.

In addition to approval by Yamana Shareholders, the transaction is subject to customary closing conditions for a transaction of this nature, including the approval of the transaction by the requisite majorities of holders of Gold Fields Shares (the “Gold Fields Shareholders”) at the meeting of Gold Fields Shareholders to be held to consider the transaction, the receipt of required approvals from the Ontario Superior Court of Justice (Commercial List), the Johannesburg Stock Exchange, the NYSE and the Minister responsible for the Investment Canada Act (Canada). If the necessary regulatory approvals are obtained in a timely manner, the transaction is expected to be completed in the fourth quarter of 2022.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF YAMANA SHARES YOU OWN.

Whether or not you expect to attend the Yamana Meeting, we encourage you to take the time to complete, sign, date and return the enclosed form of proxy, voting instruction form or form of instruction, as applicable, in accordance with the instructions set out therein so that your Yamana Shares can be voted at the Yamana Meeting. See “Information Concerning the Yamana Meeting” in the Circular for more information.

Proxies must be submitted (in accordance with the instructions set out on the form of proxy) no later than 4:00 p.m. (Toronto time) on November 17, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting. A completed voting instruction form or form of instruction, as applicable, should be deposited in accordance with the instructions printed on the form. The time limit for deposit of proxies may be waived or extended by the Chair of the Yamana Meeting, at the Chair’s discretion, with or without notice.

If you have any questions or need additional information regarding the voting of your Yamana Shares, you should contact your financial, legal, tax or other professional advisor, or contact Yamana’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (for collect calls outside of North America), or by e-mail at assistance@laurelhill.com.

On behalf of the Yamana Board, I would like to express our gratitude for the support our Yamana Shareholders have demonstrated with respect to our decision to undertake this transaction. We believe that this opportunity will be transformative for both Yamana Shareholders and Gold Fields Shareholders and will result in the creation of one of the highest-quality senior gold producers in the world.

Yours very truly,

(Signed) “Peter Marrone”

Peter Marrone
Executive Chairman
Yamana Gold Inc.

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YAMANA GOLD INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated October 19, 2022, a special meeting (the “Yamana Meeting”) of the holders (the “Yamana Shareholders”) of common shares (the “Yamana Shares”) of Yamana Gold Inc. (“Yamana”) will be held at Design Exchange Toronto-Dominion Centre, 234 Bay Street, Toronto, Ontario and online at https://web.lumiagm.com/497366151, password: yamana2022 (case sensitive) at 10:00 a.m. (Toronto time) on November 21, 2022, subject to any adjournment or postponement thereof, for the following purposes:

1.	to consider, pursuant to the Interim Order, as may be amended, and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Schedule A to the accompanying management information circular dated October 19, 2022 of Yamana (the “Circular”), to approve a plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) involving, among others, Yamana and Gold Fields Limited (“Gold Fields”), in accordance with the terms of the arrangement agreement dated May 31, 2022 between Yamana and Gold Fields (as amended, supplemented or otherwise modified from time to time, the “Arrangement Agreement”); and

2.	to transact such further and other business, including amendments to the foregoing, as may be properly brought before the Yamana Meeting or any adjournment or postponement thereof.

Specific details of the matters proposed to be put before the Yamana Meeting are set forth in the Circular which accompanies this notice of special meeting of Yamana Shareholders. The Arrangement Agreement has been filed under Yamana’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

It is a condition to completion of the Arrangement that the Arrangement Resolution be approved at the Yamana Meeting. In order for the Arrangement to proceed, the Arrangement Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast by Yamana Shareholders present in person (or online) or represented by proxy and entitled to vote at the Yamana Meeting. If the Arrangement Resolution is not approved by Yamana Shareholders at the Yamana Meeting, the Arrangement cannot be completed.

The board of directors of Yamana (the “Yamana Board”) unanimously recommends that Yamana Shareholders vote IN FAVOUR of the Arrangement Resolution.

The Yamana Board has set the close of business on October 18, 2022 as the record date (the “Record Date”) for determining the Yamana Shareholders who are entitled to receive notice of and vote at the Yamana Meeting. Only persons shown on the register of Yamana Shareholders (“Registered Yamana Shareholders”), or their duly appointed proxyholders, at the close of business on the Record Date will be entitled to receive notice of the Yamana Meeting and to vote on the Arrangement Resolution. Each Yamana Shareholder, including each holder of depositary interests of Yamana (“Yamana Depositary Interests”), each of which represents an entitlement to one Yamana Share, is entitled to one vote for each Yamana Share (including each Yamana Share underlying a Yamana Depositary Interest) held by such holder as of the close of business on the Record Date.

Yamana is conducting the Yamana Meeting as a hybrid meeting that will allow Registered Yamana Shareholders and duly appointed proxyholders to participate both in person and online in real time. Yamana is providing the virtual format in order to provide Yamana Shareholders, including holders of Yamana Depositary Interests, with an equal opportunity to attend and participate at the Yamana Meeting, regardless of the particular constraints, circumstances or risks that they may be facing as a result of COVID-19.

Only Registered Yamana Shareholders and duly appointed proxyholders (including non-registered beneficial Yamana Shareholders (“Non-Registered Yamana Shareholders”) and holders of Yamana Depositary Interests who have appointed themselves as proxyholders) will be able to attend, ask questions and vote at the Yamana Meeting, either in person or online in real time, provided that they are connected to the internet (for those attending online) and carefully follow the instructions set out in the Circular and the related proxy materials. Non-Registered Yamana Shareholders, including holders of Yamana Depositary Interests, unless they have been duly appointed as proxyholders in accordance with the procedures set out in the Circular and related proxy materials, will only be able to listen to a live webcast of the Yamana Meeting or attend the Yamana Meeting in person as guests, but will not be able to ask questions or vote either in person or online in real time.

Holders of Yamana Depositary Interests should refer to “Information Concerning the Holders of Yamana Depositary Interests” in the Circular for information relating to the voting of their Yamana Depositary Interests at the Yamana Meeting, including what steps they must take in order to appoint themselves, or another person, as proxyholder in order to ask questions and vote either in person or online in real time at the Yamana Meeting.

Yamana is actively monitoring the public health and travel safety concerns relating to COVID-19 and the advisories or mandates that federal, provincial and local governments, and related agencies, may issue. ln the event it is not possible or advisable to hold the Yamana Meeting in person as currently planned, Yamana may be required to hold a virtual-only meeting, in which case Yamana will announce the decision to do so via a press release and by posting details on Yamana’s website that will also be filed on Yamana’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Registered Yamana Shareholders who are unable to attend the Yamana Meeting either in person or online (or if the Yamana Meeting is adjourned or postponed, any reconvened Yamana Meeting) are requested to date, sign and return the enclosed form of proxy. To be used and acted upon at the Yamana Meeting, proxy forms must be completed and deposited at the office of Yamana’s transfer agent at: Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by mail or by fax at 1-866-249-7775 (for Registered Yamana Shareholders in Canada and the United States) or 1-416-263-9524 (for Registered Yamana Shareholders outside of Canada and the United States) or as otherwise registered in accordance with the instructions contained in the form of proxy, no later than 4:00 p.m. (Toronto time) on November 17, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting. Registered Yamana Shareholders may also vote online, by telephone or by mail by following the instructions found in the Circular, form of proxy or voting instruction form, as applicable. Late proxies may be accepted or rejected at the discretion of the Chair of the Yamana Meeting. The Chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Yamana Meeting, at the Chair’s discretion, with or without notice.

Non-Registered Yamana Shareholders (other than holders of Yamana Depositary Interests) holding Yamana Shares through an intermediary or broker may have an earlier deadline by which the intermediary or broker must receive voting instructions. Non-Registered Yamana Shareholders (other than holders of Yamana Depositary Interests) that hold Yamana Shares through an intermediary or broker and receive these materials through such intermediary or broker should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by such intermediary or broker.

To ensure your vote is counted at the Yamana Meeting, holders of Yamana Depositary Interests should complete and submit the accompanying form of instruction, in accordance with the instructions set out therein, by no later than 4:00 p.m. (Toronto time) on November 16, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is three days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting. Alternatively, holders of Yamana Depositary Interests may transmit voting instructions by utilizing the CREST (as such term is defined in the Circular) voting service in accordance with the procedures described in the CREST Manual (as such term is defined in the Circular). To be effective, the voting instructions must be transmitted so as to be received by Yamana’s agent (3RA50) by no later than 4:00 p.m. (Toronto time) on November 16, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is three days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting.

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Pursuant to the Interim Order, Registered Yamana Shareholders entitled to vote at the Yamana Meeting have a right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid an amount equal to the fair value of their Yamana Shares as of the close of business on the day before the Arrangement Resolution was adopted, provided that they have strictly complied with the dissent procedures set forth in section 190 of the CBCA, as modified by the plan of arrangement (the “Plan of Arrangement”, a copy of which is set forth in Schedule B to the Circular) and the Interim Order. A Registered Yamana Shareholder entitled to vote at the Yamana Meeting who wishes to exercise dissent rights is required to deliver a written objection to the Arrangement Resolution to Yamana not later than 4:00 p.m. (Toronto time) on the date that is two Business Days immediately preceding the Yamana Meeting (or any adjournment or postponement thereof). Such notice must be delivered to Yamana at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario M5J 2J3, Attention: Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary, with a copy to Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2, Attention: Stephanie Voudouris, and must otherwise strictly comply with the dissent procedures prescribed by the CBCA, as modified by the Plan of Arrangement and the Interim Order. A Yamana Shareholder’s right to dissent is more particularly described in the Circular. A copy of the Interim Order and the text of section 190 of the CBCA are set forth in Schedule E and Schedule F, respectively, to the Circular.

Failure to strictly comply with the dissent procedures set forth in section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of any right to dissent. Non-Registered Yamana Shareholders, including holders of Yamana Depositary Interests, who wish to dissent should be aware that only Registered Yamana Shareholders are entitled to dissent in respect of the Arrangement Resolution. Registered Yamana Shareholders may only dissent with respect to all of the Yamana Shares held on behalf of any one such Non-Registered Yamana Shareholder and registered in the name of such dissenting Yamana Shareholder. Accordingly, a Non-Registered Yamana Shareholder desiring to exercise the right to dissent must make arrangements for the Yamana Shares beneficially owned by such Non-Registered Yamana Shareholder to be registered in such Non-Registered Yamana Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Yamana or, alternatively, make arrangements for the registered holder of such Yamana Shares to dissent on the Non-Registered Yamana Shareholder’s behalf. For a holder of Yamana Depositary Interests, this requires that such holder first withdraw the Yamana Shares underlying its Yamana Depositary Interests from CREST in accordance with the procedures described in the CREST Manual and then have such Yamana Shares registered in the name of such holder prior to the time the written objection to the Arrangement Resolution is required to be received by Yamana. Holders of Yamana Depositary Interests should contact Computershare UK at The Pavillions, Bridgwater Road, Bristol BS99 6ZY or by email at !UKALLDITeam2@computershare.co.uk, if they have any questions or need additional information or assistance with withdrawing the Yamana Shares underlying their Yamana Depositary Interests from CREST and then have such Yamana Shares registered in the name of such holder. It is strongly suggested that any Yamana Shareholder, including any holder of Yamana Depositary Interests, wishing to dissent seek independent legal advice, as the failure to strictly comply with the dissent procedures prescribed by the CBCA, as modified by the Plan of Arrangement and the Interim Order, may prejudice such Yamana Shareholder’s right to dissent.

If you have any questions or need additional information regarding the voting of your Yamana Shares, you should contact your financial, legal, tax or other professional advisor, or contact Yamana’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (for collect calls outside of North America), or by e-mail at assistance@laurelhill.com.

Your vote is important, regardless of the number of Yamana Shares that you own. Whether or not you expect to attend the Yamana Meeting, we encourage you to vote using your form of proxy or voting instruction form, as applicable, as promptly as possible to ensure that your vote will be counted at the Yamana Meeting.

DATED at Toronto, Ontario this 19th day of October, 2022

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By order of the Board of Directors of Yamana Gold Inc.

“Peter Marrone”

Peter Marrone
Executive Chairman

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TABLE OF CONTENTS

QUESTIONS AND ANSWERS RELATING TO THE YAMANA MEETING AND THE ARRANGEMENT	1

Questions Relating to the Arrangement	1
Questions Relating to the Yamana Meeting	14

GENERAL INFORMATION	27

Information Contained in this Circular	27
Information Concerning Gold Fields	28
Third Party Data	28
Comparative Measures Based on Third Party Data	29
Presentation of Financial Information	29
Pro forma Financial Information	29
Solicitation of Proxies	30
Enforcement in Canada	30
Information for Shareholders not Resident in Canada	30
Currency Exchange Rate Information	31
Scientific and Technical Information	32

NOTICE TO YAMANA SECURITYHOLDERS IN THE UNITED STATES	34

INFORMATION CONCERNING THE HOLDERS OF YAMANA DEPOSITARY INTERESTS	37

FORWARD-LOOKING INFORMATION	41

EXECUTIVE SUMMARY	47

BUSINESS OF THE MEETING	65

Arrangement Resolution	65
Other Business	66

INFORMATION CONCERNING THE YAMANA MEETING	67

Attending the Yamana Meeting Online	67
Attending the Yamana Meeting in Person	71
Appointment and Revocation of Proxies	72
Voting of Proxies and Exercise of Discretion	74
Voting by Registered Yamana Shareholders	74
Voting by Non-Registered Yamana Shareholders (other than holders of Yamana Depositary Interests or holders in the United States)	75
Voting by Holders of Yamana Depositary Interests	78
Voting by Non-Registered Yamana Shareholders (other than holders of Yamana Depositary Interests) located in the United States	78
Guests	79
Record Date	79
Quorum	79
Yamana Shares and Principal Holders Thereof	79
New York Stock Exchange Rules	80
Vote Counting	80

THE ARRANGEMENT	81

Details of the Arrangement	81

i

Background to the Arrangement	81
Recommendation of the Yamana Board	90
Reasons for the Recommendation of the Yamana Board	91
Yamana Fairness Opinions	95
Asset Valuation Report	96
Principal Steps of the Arrangement	98
Timing for Completion of the Arrangement	99
Treatment of Long-Term Incentives/Convertible Securities	100
Procedure for Exchange of Yamana Shares for Consideration Shares and Excess Share Proceeds and Letter of Transmittal	100
Cancellation of Rights	104
Treatment of Fractional Consideration Shares	104
Lost Certificates	105
Mail Service Interruptions	105
Withholding Rights	106
Treatment of Dividends	106
Adjustment of Consideration	106
Return of Yamana Shares	107
Expenses	107

DESCRIPTION OF AMERICAN DEPOSITARY SHARES	108

American Depositary Shares	108
Share Dividend and Other Distributions	109
Deposit, Withdrawal and Cancellation	110
Record Dates	110
Voting of Deposited Securities	110
Fees and Expenses	111
Payment of Taxes	112
Inspection of Transfer Books	112
Reports and Other Communications	112
Reclassifications, Recapitalizations and Mergers	112
Amendment and Termination of the Deposit Agreement	113
Right to Receive the Gold Fields Shares Underlying the Gold Fields ADSs	113
Limitations on Obligations and Liability to Gold Fields ADS Holders	114
Requirements for Depositary Actions	114
Governing Law	114

REGULATORY MATTERS AND APPROVALS	115

Shareholder Approvals	115
Court Approvals	116
Key Regulatory Approvals	117
Stock Exchange Listing Approval	120
Canadian Securities Law Matters	121
Interests of Certain Persons or Companies in the Arrangement	123
U.S. Securities Law Matters	127
U.K. Securities Law Matters	128
Comparison of Shareholder Rights under the CBCA and the SACA	129

TRANSACTION AGREEMENTS	130

The Arrangement Agreement	130
Representations and Warranties	130
Covenants	131
Conditions Precedent	140

ii

Termination of the Arrangement Agreement	141
Amendments, Extensions and Waivers	144
The Support Agreements	144

RIGHTS OF DISSENTING SHAREHOLDERS	145

INFORMATION CONCERNING YAMANA	149

INFORMATION CONCERNING GOLD FIELDS	149

INFORMATION CONCERNING THE COMBINED COMPANY FOLLOWING THE ARRANGEMENT	150

Notice to Reader	150
Overview	150
Description of the Business	150
Organizational Structure	153
Description of Capital Structure	154
Dividend Policy	154
Directors and Officers of the Combined Company	154
Pro Forma Capitalization	154
Selected Pro Forma Financial Information	155
Principal Holders of Gold Fields Shares Upon Completion of the Arrangement	156
Auditor, Transfer Agent and Registrar	156
Material Contracts	156
Risk Factors	156

RISK FACTORS	157

Risk Factors Relating to the Arrangement	157
Risk Factors Relating to the Combined Company	162

CERTAIN INCOME AND OTHER TAX CONSIDERATIONS	169

Certain Canadian Federal Income Tax Considerations	169
Certain United States Federal Income Tax Considerations	176
Certain South African Income Tax Considerations	182
Certain United Kingdom Tax Considerations	185

OTHER INFORMATION	187

Interest in Meeting Business and Material Transactions	187
Legal Matters	187

DIRECTORS’ APPROVAL	188

CONSENT OF EXPERTS	189

Consent of Canaccord Genuity Corp.	189
Consent of Scotia Capital Inc.	190

GLOSSARY OF TERMS	191

Schedule A ARRANGEMENT RESOLUTION	A-1

Schedule B PLAN OF ARRANGEMENT	B-1

Schedule C CANACCORD GENUITY FAIRNESS OPINION	C-1

Schedule D SCOTIABANK FAIRNESS OPINION	D-1

Schedule E INTERIM ORDER AND NOTICE OF APPLICATION	E-1

Schedule F SECTION 190 OF THE CANADA BUSINESS CORPORATION ACT	F-1

Schedule G COMPARISON OF SHAREHOLDER RIGHTS UNDER THE CBCA AND THE SACA	G-1

Schedule H UNAUDITED PRO FORMA FINANCIAL INFORMATION	H-1

Schedule I INFORMATION CONCERNING YAMANA	I-1

Schedule J INFORMATION CONCERNING GOLD FIELDS	J-1

iii

QUESTIONS AND ANSWERS RELATING
TO THE YAMANA MEETING AND THE ARRANGEMENT

This Circular is furnished in connection with the solicitation of proxies by or on behalf of management of Yamana for use at the Yamana Meeting, to be held at Design Exchange Toronto-Dominion Centre, 234 Bay Street, Toronto, Ontario and online at https://web.lumiagm.com/497366151, password: yamana2022 (case sensitive) at 10:00 a.m. (Toronto time) on November 21, 2022, subject to any adjournment or postponement thereof, for the purposes indicated in the Notice of Special Meeting of Shareholders of Yamana. Capitalized terms used but not otherwise defined in this section have the meanings ascribed thereto under “Glossary of Terms” in this Circular.

Your vote is important and you are encouraged to exercise your vote using any of the voting methods described herein. Your completed form of proxy must be received by Computershare by no later than 4:00 p.m. (Toronto time) on November 17, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Yamana Meeting, at the Chair’s discretion, with or without notice.

The following is intended to answer certain key questions that you as a Yamana Shareholder may have concerning the Yamana Meeting and the Arrangement involving Gold Fields, Yamana and the Yamana Shareholders, to be considered at the Yamana Meeting. The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information appearing elsewhere in or incorporated by reference in this Circular, including the schedules hereto, all of which are important and should be reviewed carefully. You are urged to carefully read the entirety of this Circular as the information in this section does not provide all of the information that might be important to you with respect to the Arrangement. Additional important information is also contained in the schedules to, and the documents incorporated by reference into, this Circular.

Questions Relating to the Arrangement

Q.	What is the proposed transaction?

A.	On May 31, 2022, Yamana and Gold Fields entered into the Arrangement Agreement pursuant to which Gold Fields agreed to acquire all of the issued and outstanding Yamana Shares pursuant to a court-approved plan of arrangement under the CBCA. Under the terms of the Arrangement, at the Effective Time, Yamana Shareholders (other than any Dissenting Shareholders) will receive, at their election, either 0.6 of a Gold Fields Share or 0.6 of a Gold Fields ADS for each Yamana Share or Yamana Depositary Interest held. If the Arrangement is completed, Yamana will become a wholly-owned subsidiary of Gold Fields.

Q.	What are the reasons for the proposed transaction?

A.	In reaching its conclusion and formulating its unanimous recommendation, the Yamana Board consulted with Yamana’s senior management and its respective legal and financial advisors. The Yamana Board also reviewed a significant amount of financial and technical information relating to Gold Fields and Yamana and considered a number of factors, including those listed below. The following is a summary of the principal reasons for the unanimous recommendation of the Yamana Board that Yamana Shareholders vote IN FAVOUR of the Arrangement Resolution:

•	Significant premium. The Consideration represents a 33.8% premium to the price of the Yamana Shares based on each company’s 10-day VWAP ending on the last trading day prior to the Announcement Date and a 42% premium to the spot price of the Yamana Shares on the last trading day prior to the Announcement Date. The Consideration implied a valuation for Yamana of US$6.7 billion at the Announcement Date, which the Yamana Board considered to be within the range of the fair value of Yamana at the time. The Exchange Ratio established by Yamana and Gold Fields reflects the relative weighting of values of the two companies at the Announcement Date, the result of which embedded the premium paid to Yamana Shareholders through their 39% continued ownership in the Combined Company. Yamana considered that during the period leading up to the Announcement Date the market price of the Gold Fields Shares had been declining from recent highs, but recognized through its due diligence on Gold Fields that the share price at the time was not properly reflecting Gold Fields’ long-term value. The Yamana Board also recognizes that since the Announcement Date, a further decline in the market price of the Gold Fields Shares has occurred, and that while the current share price is not reflecting the inherent value of Gold Fields, the Exchange Ratio has locked in the long-term value for Yamana Shareholders.

•	Retained ownership of the Combined Company. Upon completion of the Arrangement, it is anticipated that Yamana Shareholders and Gold Fields Shareholders will own approximately 39% and 61% of the Combined Company, respectively. Such ownership levels are in line with the relative consensus contributions of net asset values of the two companies on the Announcement Date.

•	Company scale. The Combined Company will be a top-4 global gold major with a diversified portfolio of high-quality, long-life assets with tangible near and long-term growth opportunities. Yamana Shareholders will retain significant ownership in a globally diversified, senior gold producer, ranked highest by mineral reserve life index relative to senior gold peers, third largest by forecasted gold-equivalent production by 2024 and fourth largest by market capitalization.

•	International presence and regional relevance. With five regional areas in which 14 mines will be managed across premier, rules-based mining jurisdictions including North America, South America, Africa and Australia, the Combined Company will have an increased international presence and regional relevance, with risk mitigated through a balanced geographical spread and majority exposure to OECD (Organization for Economic Co-operation and Development) countries.

•	Management strength and integration. The Yamana Board considered the agreement of the companies to establish a transitionary period in which the Canadian office of Yamana would work with Gold Fields to continue to manage the business and affairs and operations of Yamana. The companies have agreed that those at a Senior Vice President level and below at Yamana will be approached to continue to manage the business during this transitionary period. Executive and non-executive directors of Yamana will not be continuing with the Combined Company.

•	Realization of inherent value and upside potential. In the course of its due diligence investigations of Gold Fields, Yamana confirmed the inherent value underlying the value of the Consideration Shares and identified upside potential in Gold Fields’ assets. In particular, Yamana recognized opportunities to extend the mine life of Gold Fields’ Australian operations and improve the production profile and mine life at Salares Norte as well as continuing with the performance improvements at South Deep, providing a robust and sustainable production level for the next 10 years. The Arrangement will allow Yamana Shareholders to crystallize value for their Yamana Shares and benefit from upside appreciation from further growth and the potential re-rating of the Combined Company’s portfolio as the Combined Company is expected to benefit from peer-leading positioning on key performance metrics such as asset life and production growth relative to the other major gold producers.

•	Strengthened financial position. Gold Fields’ and Yamana’s highly complementary cash flow generation will strengthen the financial position of the Combined Company. Strong near-term operating cash flows from producing assets, healthy balance sheets and staggered major capital investment cycles will provide the Combined Company with greater capacity to fund its project pipeline without compromising balance sheet flexibility or shareholder returns.

•	Industry-leading growth pipeline. The Combined Company will benefit from the significant near-term growth of Gold Fields’ Salares Norte and South Deep mines, and the medium and longer-term growth from Yamana’s Jacobina phased expansion, and the Odyssey, Wasamac and MARA projects as well as additional opportunities in Yamana’s high-quality exploration pipeline. In addition, Yamana's extensive due diligence process, which incorporated the technical and geological expertise of a team that has consistently increased Yamana’s mineral inventories and replaced mining depletion, concluded that several of Gold Fields' assets present exploration and development opportunities for maintaining overall production and cash flow generation at or above current levels. This production will provide a sustainable platform to underpin the growth expected from the combined development pipeline. Among the opportunities identified by Yamana are some mines in Australia and Africa, and in particular Salares Norte, where the average production platform and mine life are anticipated to be higher and longer than that contemplated in the initial mine plan. In particular, the Yamana Board was influenced by the imminent production, as well as the meaningful increases in cash flow, from Salares Norte. Yamana Shareholders would participate and benefit almost immediately both in the form of higher free cash flow yield and growing dividend payouts, as well a potential increase in the market price of the Gold Fields Shares and Gold Fields ADSs based on applying a reasonable multiple to the meaningfully increased cash flows. Ultimately, Yamana’s diligence demonstrated that there was more value inherent in Gold Fields over the short, intermediate and long term than was being reflected in their share price at the time the Arrangement was announced.

•	Complementary cultures and aligned strategic priorities. Both Yamana and Gold Fields are disciplined, value-driven companies focused on operational delivery, prudent capital allocation, portfolio management, responsible growth and strong shareholder returns underpinned by a strong focus on people, particularly their safety, and upholding leading sustainability and ESG (environmental, social and governance) performance. Furthermore, the Combined Company will continue to commit to decarbonisation, environmental, safety and health, diversity and stakeholder value creation targets.

•	Cost Savings. The Combined Company will target initial pre-tax cost savings of approximately $40 million per year over the next 10 years. Initial cost synergies quantified relate to the streamlining of corporate overheads (approximately $25 million per year) and supply chain efficiencies (approximately $15 million per year) resulting from bulk purchase savings in the Americas.

•	Strategic and operational synergies. Yamana believes that there will be significant operational synergies and upside via strategic optimizations resulting from applying the combined technical expertise in top-tier prolific geological regions, the optimization of regional and corporate structures, the sharing of best practices and innovation across sites as well as leveraging the scale of the Combined Company in order to realize the upside value potential inherent in the existing portfolio of assets. These strategic opportunities are expected to significantly enhance the net asset value and cash flow generation of the Combined Company. Priority opportunities include the acceleration and optimization of high-return projects such as Jacobina and Salares Norte, the consolidation of operations in certain regions and the value optimizations from significant growth assets such as Odyssey, Jacobina and MARA in the context of the combined portfolio.

•	Business climate and review of strategic alternatives. The Yamana Board has periodically reviewed a range of strategic alternatives for creating shareholder value, and in the ordinary course of business Yamana has had regular engagement with several industry peers in that regard, including other potential transactions. For a summary of the engagements since early 2020 see “The Arrangement – Background to the Arrangement”. After consultation on the Arrangement with its financial and legal advisors, and after review of the current and prospective business climate in the precious metals mining industry and other strategic opportunities reasonably available to Yamana, including continuation as an independent enterprise, potential acquisitions and various combinations of Yamana or its mineral properties by way of joint venture or otherwise, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Yamana Board believes that the Combined Company will be better positioned to pursue a growth and value maximizing strategy.

•	Value proposition. Yamana has consistently maintained, in the course of market activities and in evaluation of business combinations, as more particularly described elsewhere in the Circular, that the quality of its assets supports considerably more value and upside than ascribed to those assets as reflected in the price of Yamana Shares. Gold Fields reviewed fulsome technical information on all of Yamana’s operating mines and major development projects, including technical reports, life of mine and strategic life of mine plans and exploration data. In agreeing to pay a premium, Gold Fields recognized the Yamana Board view that Yamana had more value than was reflected in the price of Yamana Shares and considerable additional upside potential that would be reflected in the combined company as the complementary nature of both portfolios is expected to drive a combination greater than the sum of its parts. Following the transaction announcement, CIBC completed the CIBC Valuation Report, which was prepared for inclusion in the Gold Fields Circular as part of the listing requirements of the JSE, which estimated value ranges, as of the Valuation Date, for each of Yamana’s operating mines and major development projects that sum to a consolidated value range of US$6.8 to US$8.0 billion.

•	Participation in Gold Fields’ semi-annual dividend. Yamana Shareholders are expected to benefit from Gold Fields’ historic practice of returning value to its shareholders in the form of a semi-annual dividend. Gold Fields has announced that it will revise its dividend policy to enable it to declare an aggregate dividend in respect of each financial year based on 30% to 45% of the normalized profits attributable to Gold Fields Shareholders. Furthermore, and subject to attaining the relevant normalized profits and the applicable legal and board approvals required to declare a dividend, Gold Fields targets paying a dividend at the top end of the revised dividend policy (45% of normalized profits) for the 2023 dividend cycles (being the 2023 interim and final dividends), following completion of the Arrangement.

•	Other factors. The Yamana Board also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of Yamana and Gold Fields, information concerning mineral reserves and mineral resources, business, operations, properties, assets, financial condition, operating results and prospects of each of Yamana and Gold Fields and the historical trading prices of the Yamana Shares, the Gold Fields Shares and the Gold Fields ADSs, taking into account the results of Yamana’s due diligence review of Gold Fields and its properties. The Yamana Board recognizes the significant change in the capital markets and the associated decline of the entire gold sector since the Announcement Date, including the decline in the market price of the Yamana Shares, Gold Fields Shares and Gold Fields ADSs. However, the Yamana Board believes that the current market price of the Gold Fields Shares and Gold Fields ADSs does not reflect the inherent value proposition of the Combined Company, including the current value and upside potential of the respective assets of Yamana and Gold Fields and that the Combined Company will be better positioned for the market to recognize the inherent value of its asset portfolio over time.

See “The Arrangement – Reasons for the Recommendation of the Yamana Board”.

Q.	What steps has Yamana and the Yamana Board undertaken to protect the interests of Yamana and Yamana Shareholders in connection with the Arrangement?

A.	In making its determinations and recommendations, the Yamana Board also observed that a number of procedural safeguards were in place and are present to permit the Yamana Board to represent the interests of Yamana, Yamana Shareholders and other Yamana stakeholders. These procedural safeguards include, among others:

•	Canaccord Genuity Fairness Opinion. The Yamana Board received the Canaccord Genuity Fairness Opinion to the effect that, as of May 30, 2022 and based upon the assumptions, limitations and qualifications set out therein, the Consideration is fair, from a financial point of view, to the Yamana Shareholders. See “Schedule C – Canaccord Genuity Fairness Opinion”.

•	Scotiabank Fairness Opinion. The Yamana Board received the Scotiabank Fairness Opinion to the effect that, as of May 30, 2022 and based upon the assumptions, limitations and qualifications set out therein, the Consideration is fair, from a financial point of view, to the Yamana Shareholders. See “Schedule D – Scotiabank Fairness Opinion”.

•	Advice from Stifel GMP. Yamana engaged Stifel GMP to provide financial advice in connection with the Arrangement and the Yamana Board relied on such advice in its assessment of the Arrangement.

•	Support of boards and management teams. All of the directors and executive management of each of Yamana and Gold Fields have entered into support and voting agreements pursuant to which they have agreed, among other things, to vote in favour of, in the case of Yamana, the Arrangement Resolution, and in the case of Gold Fields, the Gold Fields Resolutions.

•	Arm’s length transaction. The terms of the Arrangement Agreement and the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of Yamana’s legal counsel and financial advisors.

•	Conduct of Yamana’s business. The Yamana Board believes that the restrictions imposed on Yamana’s business and operations during the pendency of the Arrangement are reasonable and not unduly burdensome.

•	Ability to respond to superior proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Yamana’s ability to solicit interest from third parties, the Arrangement Agreement allows the Yamana Board, in the exercise of their fiduciary duties, to engage in discussions or negotiations regarding any unsolicited competing proposal for Yamana received prior to the Yamana Meeting that constitutes or would reasonably be expected to constitute a Yamana Superior Proposal.

•	Reasonable Break Fee. The amount of the Yamana Termination Fee, being US$300 million, payable under certain circumstances, is within the range of termination fees that are considered reasonable for a transaction of the nature and size of the Arrangement.

•	Shareholder Approval. The Arrangement Resolution must be approved by the affirmative vote of at least two-thirds of the votes cast by Yamana Shareholders present in person or represented by proxy and entitled to vote at the Yamana Meeting.

•	Court Approvals. The Arrangement is subject to a judicial determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to Yamana Shareholders and other affected Persons.

•	Dissent Rights. Registered Yamana Shareholders entitled to vote at the Yamana Meeting have the ability to exercise Dissent Rights and to receive fair value for their Yamana Shares as determined by the Court, subject to strict compliance with all requirements applicable to the exercise of Dissent Rights.

•	Stakeholder Analysis. The terms of the Arrangement Agreement treat all stakeholders of Yamana equitably and fairly.

See “The Arrangement – Reasons for the Recommendation of the Yamana Board”.

Q.	Has the Yamana Board unanimously approved the Arrangement?

A.	Yes. The Yamana Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and after consultation with representatives of Yamana’s senior management, its financial and legal advisors and having received and taken into account the Yamana Fairness Opinions and such other matters as it considered necessary and relevant, including the factors set out below under the heading “The Arrangement – Reasons for the Recommendation of the Yamana Board”, unanimously determined that the Arrangement and entering into the Arrangement Agreement is in the best interests of Yamana and authorized Yamana to enter into the Arrangement Agreement and all related agreements.

Q.	Does the Yamana Board recommend that I vote IN FAVOUR of the Arrangement Resolution?

A.	Yes. The Yamana Board unanimously recommends that Yamana Shareholders vote IN FAVOUR of the Arrangement Resolution.

Q.	Who has agreed to support the Arrangement?

A.	Gold Fields has entered into Yamana Support Agreements with each of Yamana Supporting Shareholders, pursuant to which the Yamana Supporting Shareholders have agreed, among other things and subject to the terms and conditions of the Yamana Support Agreements, to vote their Yamana Shares in favour of the Arrangement Resolution.

Q.	What percentage of the Combined Company will Yamana Shareholders and Gold Fields Shareholders own, respectively, following completion of the Arrangement?

A.	Former Yamana Shareholders and Former Gold Fields Shareholders are expected to own approximately 39% and 61%, respectively, of the Gold Fields Shares in the Combined Company immediately following completion of the Arrangement (on a non-diluted basis), in each case based on the number of Yamana Shares and Gold Fields Shares issued and outstanding as of May 30, 2022.

Q.	What is required for the Arrangement to become effective?

A.	The obligations of Yamana and Gold Fields to consummate the Arrangement and the other transactions contemplated by the Arrangement Agreement are subject to the satisfaction or waiver of a number of conditions, including, among others: (a) approval of the Arrangement Resolution by the required vote of Yamana Shares at the Yamana Meeting in accordance with the Interim Order and applicable Law; (b) approval of the Gold Fields Resolutions by the required vote of Gold Fields Shareholders at the Gold Fields Meeting in accordance with applicable Law; (c) receipt of the Final Order on terms consistent with the Arrangement Agreement and in form and substance acceptable to each of Yamana and Gold Fields, and not having been set aside or modified in a manner unacceptable to either Yamana or Gold Fields, each acting reasonably; (d) the approval for the listing of the Gold Fields Shares and Gold Fields ADSs to be issued pursuant to the Arrangement by the JSE and the NYSE, respectively; (e) receipt of Investment Canada Act Approval; (f) no Order or Law being in effect that makes the completion of the Arrangement illegal or otherwise prevents or prohibits the consummation of the Arrangement; and (g) the Consideration Shares to be issued in connection with the Arrangement being exempt from the registration requirements of the U.S. Securities Act pursuant to the exemption from the registration requirements of the U.S. Securities Act set forth in the section 3(a)(10) thereof.

On June 20, 2022, the Commissioner issued an Advance Ruling Certificate in respect of the Arrangement, which constitutes the Competition Act Approval.

Gold Fields will apply to the JSE to list the Gold Fields Shares to be issued pursuant to the Arrangement after the Yamana Meeting in accordance with Form H (Corporate Actions Timetable) under Schedule 2 of the JSE Listings Requirements. In addition, Gold Fields will apply to list the Gold Fields ADSs to be issued pursuant to the Arrangement, including the Gold Fields ADSs to be issued in exchange for the Yamana RSUs at the Effective Time pursuant to the Arrangement, on the NYSE. Gold Fields anticipates receiving all required authorizations from the JSE and the NYSE prior to the closing of the Arrangement. Gold Fields has applied to have the Gold Fields ADSs listed on the TSX and the TSX has conditionally approved the listing of Gold Fields ADSs. Listing of the Gold Fields ADSs on the TSX is subject to Gold Fields fulfilling all of the requirements of the TSX. It is expected that the Gold Fields ADSs will begin trading on the TSX within two Business Days following the closing of the Arrangement. See “Risk Factors”. However, receipt of approval for the listing of the Gold Fields ADSs on the TSX is not a condition to the completion of the Arrangement.

Q.	When do you expect the Arrangement to be completed?

A.	If approved, the Arrangement will become effective at the Effective Time on the Effective Date, which Yamana and Gold Fields currently expect to occur in the fourth quarter of 2022.

Q.	How will I know when all required approvals have been obtained?

A.	Yamana and Gold Fields will each issue a press release once all the necessary approvals have been received and conditions to the completion of the Arrangement have been satisfied or waived, other than conditions that, by their terms, cannot be satisfied until the Effective Time.

Q.	What will be the relationship between Yamana and Gold Fields after completion of the Arrangement?

A.	If the Arrangement is completed, Gold Fields will acquire all of the Yamana Shares and Yamana will become a wholly-owned subsidiary of Gold Fields. Former Yamana Shareholders and Former Gold Fields Shareholders are expected to own approximately 39% and 61%, respectively, of the Gold Fields Shares, and thus the Combined Company, immediately following completion of the Arrangement (on a non-diluted basis), in each case based on the number of Yamana Shares and Gold Fields Shares issued and outstanding as of May 30, 2022. Management of the Combined Company, including management from both companies, will feature industry leading bench strength bringing together strong talent, knowledge and experience in exploring and mining responsibly and efficiently across common prolific geologies, which is expected to unlock the full value at key assets in the pro forma portfolio.

Gold Fields intends to have the Yamana Shares delisted from the TSX, the NYSE and the LSE, as promptly as possible following completion of the Arrangement. In addition, subject to applicable Laws, Gold Fields will, as promptly as possible following completion of the Arrangement, apply to the applicable Canadian Securities Authorities to have Yamana cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate Yamana’s reporting obligations in Canada following completion of the Arrangement.

Q.	Where will the shares of the Combined Company be listed?

A.	The Gold Fields Shares currently trade on the JSE under the symbol “GFI” and the Gold Fields ADSs currently trade on the NYSE under the symbol “GFI”. Following completion of the Arrangement, the Gold Fields Shares and the Gold Fields ADSs will continue to be listed for trading on the JSE and the NYSE, respectively, under the symbol “GFI”.

Gold Fields will apply to the JSE to list the Gold Fields Shares to be issued pursuant to the Arrangement after the Yamana Meeting in accordance with Form H (Corporate Actions Timetable) under Schedule 2 of the JSE Listings Requirements. In addition, Gold Fields will apply to the NYSE to list the Gold Fields ADSs to be issued pursuant to the Arrangement, including the Gold Fields ADSs to be issued in exchange for the Yamana RSUs at the Effective Time pursuant to the Arrangement, on the NYSE. Gold Fields anticipates receiving all required authorizations from the JSE and the NYSE prior to the closing of the Arrangement. Gold Fields has applied to have the Gold Fields ADSs listed on the TSX and the TSX has conditionally approved the listing of Gold Fields ADSs. Listing of the Gold Fields ADSs on the TSX is subject to Gold Fields fulfilling all of the requirements of the TSX. It is expected that the Gold Fields ADSs will begin trading on the TSX within two Business Days following the closing of the Arrangement. See “Risk Factors”. However, receipt of approval for the listing of the Gold Fields ADSs on the TSX is not a condition to the completion of the Arrangement.

Unlike the Yamana Shares, neither the Gold Fields Shares nor the Gold Fields ADSs are currently listed on the LSE and Gold Fields will not make application for the admission of the Gold Fields Shares or Gold Fields ADSs to the LSE following completion of the Arrangement.

Q.	Why am I being asked to approve the Arrangement?

A.	Subject to any order of the Court, the CBCA requires a corporation that wishes to undergo a court-approved arrangement to obtain, among other consents and approvals, the approval of its shareholders by special resolution passed by at least 66 2/3% of the votes cast by shareholders, present in person (or online) or represented by proxy and entitled to vote on such matter. If the Yamana Shareholder Approval is not obtained, the Arrangement will not be completed.

Q.	What approvals are required by Yamana Shareholders to pass the Arrangement Resolution and the Yamana Meeting?

A.	In order to become effective, the Arrangement Resolution must be approved by an affirmative vote of at least 66 2/3% of the votes cast on the Arrangement Resolution by Yamana Shareholders present in person (or online) or represented by proxy and entitled to vote at the Yamana Meeting.

The Yamana Board has unanimously approved the Arrangement and recommends that Yamana Shareholders vote IN FAVOUR of the Arrangement Resolution.

Q.	Are Gold Fields Shareholders required to approve the Arrangement?

A.	Yes. Completion of the Arrangement is also conditional upon approval by Gold Fields Shareholders of, among other things, the Gold Fields Resolutions (comprised of the Gold Fields Share Issuance Resolution and the Category 1 Transaction Resolution) at the Gold Fields Meeting which is scheduled to be held at 12:00 p.m. (Johannesburg time) on November 22, 2022.

In order to be effective, the Gold Fields Share Issuance Resolution requires the affirmative vote of the holders of at least 75% of the votes properly cast on the Gold Fields Share Issuance Resolution at the Gold Fields Meeting. In order to be effective, the Category 1 Transaction Resolution requires the affirmative vote of holders of a majority of the votes properly cast on the Category 1 Transaction Resolution at the Gold Fields Meeting. If either the Gold Fields Share Issuance Resolution or the Category 1 Transaction Resolution is not approved by the requisite vote of the Gold Fields Shareholders at the Gold Fields Meeting, the Arrangement will not be completed. Gold Fields Shareholders will not be asked to vote on any of the matters to be considered and voted upon at the Yamana Meeting.

Q.	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A.	If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated and Yamana will continue to operate independently and pursue the operating and growth objectives set out in the previously announced Yamana 1.5 Plan that is underpinned by low risk, low-capital intensity projects that support measured and prudent growth to an initial 1.5 million GEO per year and proportionately greater free cash flow growth. In certain circumstances, Yamana will be required to pay to Gold Fields the Yamana Termination Fee in connection with such termination, or Gold Fields will be required to pay to Yamana the Gold Fields Termination Fee in connection with such termination. See “Transaction Agreements – The Arrangement Agreement – Termination of the Arrangement Agreement”. For a summary of risks that could arise in certain circumstances if the Arrangement is not completed, see “Risk Factors – Risk Factors Relating to the Arrangement”.

Q.	What will happen to my Yamana RSUs, Yamana PSUs, and Yamana DSUs in connection with the Arrangement?

A.	The Arrangement Agreement provides that, at the Effective Time, on the terms and subject to the conditions of the Arrangement Agreement, each Yamana RSU (whether vested or unvested) will vest in accordance with the terms of the Yamana RSU Plan and will be transferred by the holder thereof to Gold Fields Subco in exchange for such number of Gold Fields ADSs as is equal to the number of Yamana Shares subject to the Yamana RSUs immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number. Each Yamana PSU will be transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to the VWAP of one Yamana Share on the TSX during the five trading days prior to the Effective Date, multiplied by the applicable Multiplier (as defined in the Yamana PSU Plan). Each Yamana DSU will be transferred to Yamana in exchange for a cash payment from Yamana equal to the VWAP of one Yamana Share on the TSX during the five trading days prior to the Effective Date.

See “The Arrangement – Principal Steps of the Arrangement”.

Q.	What are the Canadian federal income tax consequences of the Arrangement?

A.	The exchange of Yamana Shares for either Gold Fields Shares or Gold Fields ADSs under the Arrangement will generally be taxable for Yamana Shareholders for Canadian income tax purposes.

For a summary of certain of the material Canadian federal income tax consequences of the Arrangement applicable to Yamana Shareholders, Yamana Shareholders should review the discussion under “Certain Income and Other Tax Considerations – Certain Canadian Federal Income Tax Considerations”. Such discussion is not intended to be legal, business or tax advice. Yamana Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement applicable to them with respect to their particular circumstances.

Q.	What are the U.S. federal income tax consequences of the Arrangement?

A.	Yamana and Gold Fields intend for the Arrangement to qualify as a tax-deferred “reorganization” within the meaning of section 368(a) of the Code. If the Arrangement qualifies as a reorganization, gain or loss generally would not be recognized by U.S. Holders for U.S. federal income tax purposes on their receipt of Gold Fields Shares and/or Gold Fields ADSs in exchange for Yamana Shares pursuant to the Arrangement. However, neither Yamana nor Gold Fields has sought or obtained (or will seek or obtain) either a ruling from the IRS or an opinion of counsel regarding the U.S. federal income tax consequences of the Arrangement.

The foregoing is subject in its entirety to the discussion of certain of the material U.S. federal income tax consequences of the Arrangement applicable to U.S. Holders under “Certain Income and Other Tax Considerations – Certain United States Federal Income Tax Considerations”. Such discussion is not intended to be legal, business or tax advice. Yamana Shareholders should consult their own tax advisors as to the U.S. federal income tax consequences of the Arrangement applicable to them with respect to their particular circumstances.

Q.	What are the United Kingdom tax consequences of the Arrangement?

A.	The exchange of Yamana Shares or Yamana Depositary Interests for either Gold Fields Shares or Gold Fields ADSs under the Arrangement will be generally taxable for Yamana Shareholders for United Kingdom tax purposes.

For a summary of certain of the material United Kingdom direct tax consequences of the Arrangement, Yamana Shareholders and holders of Yamana Depositary Interests should review the discussion under “Certain Income and Other Tax Considerations – Certain United Kingdom Tax Considerations”. Such discussion is not intended to be legal, business or tax advice. Yamana Shareholders and holders of Yamana Depositary Interests should consult their own tax advisors as to the tax consequences of the Arrangement applicable to them with respect to their particular circumstances.

Q.	What are the South African income tax consequences of the Arrangement?

A.	For a summary of certain of the material South African income tax consequences of the Arrangement, Yamana Shareholders should review the discussion under “Certain Income and Other Tax Considerations – Certain South African Income Tax Considerations”. Such discussion is not intended to be legal, business or tax advice. Yamana Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement applicable to them with respect to their particular circumstances.

Q.	Are there any risks I should consider in connection with the Arrangement?

A.	Yes. There are a number of risk factors relating to Yamana’s and Gold Fields’ businesses and operations, the Arrangement and the Combined Company’s business and operations following completion of the Arrangement, all of which should be carefully considered by Yamana Shareholders in evaluating whether to approve the Arrangement Resolution. In addition to the risk factors described under the heading “Risk Factors” in the Yamana AIF, which is specifically incorporated by reference into this Circular, and under the heading “Risk Factors” in the Schedule J to this Circular, see “Risk Factors” for a non-exhaustive list of certain additional and supplemental risk factors relating to the Arrangement and the business and operations of the Combined Company following completion of the Arrangement which Yamana Shareholders should carefully consider before making a decision of whether to approve the Arrangement Resolution.

Q.	When will I receive the Consideration payable to me under the Arrangement for my Yamana Shares?

A.	You will receive the Consideration payable to you under the Arrangement as soon as practicable after the Effective Date. In order to receive the Consideration Shares that a Registered Yamana Shareholder (other than a Dissenting Shareholder) is entitled to receive pursuant to the Arrangement together with any Excess Share Proceeds, each Registered Yamana Shareholder must deposit a properly completed and duly executed Letter of Transmittal along with the accompanying certificate(s) or DRS Statement(s) representing their Yamana Shares to the Depositary (at the address specified on the last page of the Letter of Transmittal), together with all other documents and instruments referred to in the Letter of Transmittal or as reasonably required by the Depositary.

Only Registered Yamana Shareholders are required to submit a Letter of Transmittal. The exchange of Yamana Shares for Consideration Shares (in the form of Gold Fields ADSs), together with any Excess Share Proceeds, in respect of any Non-Registered Yamana Shareholder (other than a holder of Yamana Depositary Interests) is expected to be made with the Non-Registered Yamana Shareholder’s Intermediary account through the procedures in place for such purposes between CDS or DTC and such Intermediary, as applicable, with no further action required by the Non-Registered Yamana Shareholder.

To prevent a delay in receiving the Consideration Shares (in the form of Gold Fields ADSs) and any Excess Share Proceeds due under the Arrangement, Registered Yamana Shareholders should consider re-registering their Yamana Shares with an Intermediary prior to the Effective Date.

Holders of Yamana Depositary Interests will not need to take any action to receive the Consideration that they are entitled to receive pursuant to the Arrangement. At the Effective Time, holders of Yamana Depositary Interests will cease to own Yamana Depositary Interests and will receive the applicable Consideration for each Yamana Depositary Interest held, regardless of whether or not such holder provided an instruction to vote for or against the Arrangement. The Consideration Shares to be received by holders of Yamana Depositary Interests will be issued in the form of Gold Fields ADSs in the same name and address as such holder’s Yamana Depositary Interests are recorded on the register of Yamana Depositary Interests. The Depositary will deliver DRS Statement(s) representing the Gold Fields ADSs that each such Yamana Depositary Interest holder is entitled to receive pursuant to the Plan of Arrangement as soon as reasonably practicable after the Effective Date. The DRS Statement(s) will be delivered to the address recorded for each holder on the Yamana Depositary Interest register.

A Letter of Transmittal has been mailed, together with this Circular, to each Person who was a Registered Yamana Shareholder on the Record Date. The Letter of Transmittal will also be available under Yamana’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and on Yamana’s website at www.yamana.com. Holders of Yamana Depositary Interests will not be provided with, and will not need to submit, a Letter of Transmittal.

See “The Arrangement – Procedure for Exchange of Yamana Shares for Consideration Shares and Excess Share Proceeds and Letter of Transmittal” and “Information Concerning the Holders of Yamana Depositary Interests – Procedure for Exchange of Yamana Depositary Interests for Consideration Shares and Excess Share Proceeds”.

Q.	Can I elect to receive the Consideration payable to me under the Arrangement for my Yamana Shares in the form of Gold Fields Shares or Gold Fields ADSs?

A.	Yes. Each Registered Yamana Shareholder has the right to elect in the Letter of Transmittal to receive the Consideration Shares that they are entitled to receive under the Arrangement either in the form of Gold Fields Shares or in the form of Gold Fields ADSs, provided that such Registered Yamana Shareholder has properly completed and signed the Letter of Transmittal and made a proper election thereunder, including, if the Registered Yamana Shareholder wishes to receive the Consideration Shares in the form of Gold Fields Shares, providing all required information, as set out in the Letter of Transmittal.

Q.	How do I elect to receive the Consideration payable to me under the Arrangement for my Yamana Shares in the form of Gold Fields Shares or Gold Fields ADSs?

A.	To make a valid election as to the form of Consideration Shares that each Registered Yamana Shareholder is entitled to receive under the Arrangement, such Registered Yamana Shareholder must properly complete and sign the Letter of Transmittal, make a proper election thereunder indicating such Registered Yamana Shareholder’s election as to the form of Consideration Shares that they wish to receive under the Arrangement, including, if the Registered Yamana Shareholder wishes to receive the Consideration Shares in the form of Gold Fields Shares, providing all information, as set out in the Letter of Transmittal, required in order for such Registered Yamana Shareholder to receive the Consideration Shares in the form of Gold Fields Shares, and deposit such Letter of Transmittal (together with the accompanying certificate(s) and DRS Statement(s) representing the Yamana Shares, and such other documentation and instruments referred to in the Letter of Transmittal or as reasonably required by the Depositary) with the Depositary prior to the Election Deadline.

The Letter of Transmittal includes instructions for making a valid election as to the form of Consideration Shares that each Registered Yamana Shareholder wishes to receive under the Arrangement, including, if the Registered Yamana Shareholder wishes to receive the Consideration Shares in the form of Gold Fields Shares, the information that is required to be provided in order for such Registered Yamana Shareholder to receive the Consideration Shares in the form of Gold Fields Shares.

The determination of the Depositary as to whether an election has been properly made, including whether a Registered Yamana Shareholder who has elected to receive the Consideration Shares in the form of Gold Fields Shares, has provided all required information, as set out in the Letter of Transmittal, and when elections are received by the Depositary, will be binding.

Only Registered Yamana Shareholders will be entitled to make an election as to the form of Consideration Shares that they are entitled to receive under the Arrangement. A Non-Registered Yamana Shareholder desiring to make an election as to the form of Consideration Shares that they are entitled to receive under the Arrangement must (a) contact their broker or Intermediary to make arrangements for the Yamana Shares beneficially owned by such Non-Registered Yamana Shareholder to be registered in such Non-Registered Yamana Shareholder’s name, thus becoming a Registered Yamana Shareholder and (b) complete the steps applicable to Registered Yamana Shareholders, as set out above, including the Letter of Transmittal, in order to make a valid election as to the form of Consideration Shares that they are entitled to receive under the Arrangement.

To receive the Consideration Shares that a holder of Yamana Depositary Interests is entitled to receive pursuant to the Arrangement in the form of Gold Fields Shares, such holder must (a) withdraw the Yamana Shares underlying its Yamana Depositary Interests from CREST in accordance with the procedures described in the CREST Manual and have such Yamana Shares registered in the name of such holder, thus becoming a Registered Yamana Shareholder, and (b) complete the steps applicable to Registered Yamana Shareholders, as set out above, including the Letter of Transmittal, in order to make a valid election as to the form of Consideration Shares that they are entitled to receive under the Arrangement.

Unless the above steps are taken by a Non-Registered Yamana Shareholder or a holder of Yamana Depositary Interests, as applicable, the Consideration Shares that such Non-Registered Yamana Shareholder or such holder of Yamana Depositary Interests is entitled to receive pursuant to the Arrangement will be in the form of Gold Fields ADSs.

See “The Arrangement – Procedure for Exchange of Yamana Shares for Consideration Shares and Excess Share Proceeds and Letter of Transmittal” and “Information Concerning the Holders of Yamana Depositary Interests – Procedure for Exchange of Yamana Depositary Interests for Consideration Shares and Excess Share Proceeds”.

Q.	When must I make an election as to the form of Consideration Shares that I am entitled to receive under the Arrangement for my Yamana Shares?

A.	The Election Deadline, being the deadline by which Registered Yamana Shareholders will have to make a valid election as to the form of Consideration Shares that each Registered Yamana Shareholder wishes to receive under the Arrangement, will be 5:00 p.m. (Toronto time) on the Business Day which is three Business Days preceding the Effective Date. Yamana will provide at least two Business Days’ notice of the Election Deadline to Yamana Shareholders by means of a news release disseminated on a newswire.

Q.	What happens if I do not make an election?

A.	Registered Yamana Shareholders (including Non-Registered Yamana Shareholders who re-register the Yamana Shares beneficially owned by them in their own name and holders of Yamana Depositary Interests who withdraw the Yamana Shares underlying their Yamana Depositary Interests from CREST and have such Yamana Shares registered in their own name) who do not make an election as to the form of Consideration Shares that such Registered Yamana Shareholders wish to receive under the Arrangement, who make an election after the Election Deadline or in respect of whom the Depositary determines that the election was not properly made, will be deemed to have elected to receive the Consideration Shares that they are entitled to receive in the form of Gold Fields ADSs.

Q.	Who can I contact if I have a question or need assistance in making an election?

A.

If you have any questions and/or need assistance in making an election as to the form of Consideration Shares you are entitled to receive under the Arrangement or completing a Letter of Transmittal, please contact the Depositary, Computershare Investor Services Inc., by telephone at 1-800-564-6253 (toll free in North America), at 514-982-7555 (for collect calls outside of North America), or by email at corporateactions@computershare.com.

Non-Registered Yamana Shareholder whose Yamana Shares are registered in the name of an Intermediary should contact that Intermediary if they have any questions or need additional information or assistance with re-registering the Yamana Shares beneficially owned by such Non-Registered Yamana Shareholder in the name of such Non-Registered Yamana Shareholder.

Holders of Yamana Depositary Interests should contact Computershare UK at The Pavillions, Bridgwater Road, Bristol BS99 6ZY or by email at !UKALLDITeam2@computershare.co.uk, if they have any questions or need additional information or assistance with withdrawing the Yamana Shares underlying their Yamana Depositary Interests from CREST and having such Yamana Shares registered in the name of such holder.

Q.	What are Gold Fields ADSs?

A.	In general, an ADS is a security issued under a deposit agreement between a U.S. bank and a non-U.S. company that represents equity ownership in the non-U.S. company. ADSs are frequently traded either on a stock exchange or over-the-counter markets. In general, ADSs are used to facilitate the purchase and sale of securities of a non-U.S. company to U.S. investors.

Each Gold Fields ADS represents ownership interests in one Gold Fields Share and the rights attributable to one Gold Fields Share deposited with BNYM’s custodian, which currently is Standard Bank Nominees Proprietary Limited. Each Gold Fields ADS also represents securities, cash or other property deposited with BNYM but not distributed to holders of Gold Fields ADSs. Gold Fields ADSs are currently traded in the United States on the NYSE under the symbol “GFI”. Gold Fields ADSs are administered by BNYM as the ADS Depositary pursuant to the Deposit Agreement. After the completion of the Arrangement, the Gold Fields ADSs will continue to trade on the NYSE. In addition, Gold Fields has applied to have the Gold Fields ADSs listed on the TSX and the TSX has conditionally approved the listing of Gold Fields ADSs. Listing of the Gold Fields ADSs on the TSX is subject to Gold Fields fulfilling all of the requirements of the TSX. It is expected that the Gold Fields ADSs will begin trading on the TSX within two Business Days following the closing of the Arrangement. See “Risk Factors”. However, receipt of approval for the listing of the Gold Fields ADSs on the TSX is not a condition to the completion of the Arrangement.

Yamana Shareholders are urged to consult their financial, legal, tax or other professional advisors before electing to receive Gold Fields ADSs as Consideration Shares.

See “Description of American Depositary Shares” and “Risk Factors”.

Q.	Are Yamana Shareholders entitled to Dissent Rights?

A.	Yes. Under the Interim Order, Registered Yamana Shareholders entitled to vote at the Yamana Meeting are entitled to exercise Dissent Rights in respect of the Arrangement Resolution provided that they strictly follow the procedures specified in section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order. Only Registered Yamana Shareholders who exercise Dissent Rights in compliance with section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event that the Arrangement becomes effective, to be paid by Yamana the fair value of the Yamana Shares held by such Dissenting Shareholders determined as at the close of business on the day before the Arrangement Resolution is adopted.

Non-Registered Yamana Shareholders, including holders of Yamana Depositary Interests, who wish to dissent should be aware that only Registered Yamana Shareholders are entitled to Dissent Rights. Accordingly, a Non-Registered Yamana Shareholder desiring to exercise Dissent Rights must make arrangements for the Yamana Shares beneficially owned by such Non-Registered Yamana Shareholder to be registered in such Non-Registered Yamana Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Yamana or, alternatively, make arrangements for the registered holder of such Yamana Shares to exercise Dissent Rights on the Non-Registered Yamana Shareholder’s behalf. For a holder of Yamana Depositary Interests, this requires that such holder first withdraw the Yamana Shares underlying its Yamana Depositary Interests from CREST in accordance with the procedures described in the CREST Manual and then have such Yamana Shares registered in the name of such holder prior to the time the written objection to the Arrangement Resolution is required to be received by Yamana. Holders of Yamana Depositary Interests should contact Computershare UK at The Pavillions, Bridgwater Road, Bristol BS99 6ZY or by email at !UKALLDITeam2@computershare.co.uk, if they have any questions or need additional information or assistance with withdrawing the Yamana Shares underlying their Yamana Depositary Interests from CREST and having such Yamana Shares registered in the name of such holder.

A Yamana Shareholder’s right to dissent is more particularly described in the Circular. A copy of the Interim Order and the text of section 190 of the CBCA are set forth in Schedule E and Schedule F, respectively, to this Circular. It is recommended that any Registered Yamana Shareholder wishing to exercise Dissent Rights seek legal advice, as failure to strictly comply with the provisions of section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, and to adhere to the procedures established therein, may result in the loss of all rights thereunder. See “Rights of Dissenting Shareholders”.

Questions Relating to the Yamana Meeting

Q.	Why did I receive this Circular?

A.	You received this Circular because you and the other Yamana Shareholders, including holders of Yamana Depositary Interests, will be asked at the Yamana Meeting to consider, pursuant to the Interim Order, and, if deemed advisable, approve, by a special resolution, the Arrangement involving Yamana and Gold Fields under section 192 of the CBCA, pursuant to which Gold Fields will acquire all of the outstanding Yamana Shares.

Q.	Where, when and how is the Yamana Meeting being held?

A.	The Yamana Meeting will be held at Design Exchange Toronto-Dominion Centre, 234 Bay Street, Toronto, Ontario and online at https://web.lumiagm.com/497366151, password: yamana2022 (case sensitive) at 10:00 a.m. (Toronto time) on November 21, 2022, subject to any adjournment or postponement thereof.

Yamana is conducting the Yamana Meeting as a hybrid meeting that will allow Registered Yamana Shareholders and duly appointed proxyholders (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholders) to participate both in person and online in real time. The number of persons permitted to attend the Yamana Meeting in person may be restricted to the number permitted by applicable Laws or public health protocols (including, for certainty, any orders applicable in the City of Toronto). In the event the number of persons that desire to attend the Yamana Meeting in person is greater than the number permitted by applicable Laws or public health protocols, Yamana Shareholders and duly appointed proxyholders will be granted in-person access to the Yamana Meeting on a first-come, first-serve basis. In the event a Yamana Shareholder or a duly appointed proxyholder is declined in-person access to the Yamana Meeting, they will be given the opportunity to leave their completed form of proxy or ballot with the scrutineer outside of the Yamana Meeting prior to leaving the premises. Yamana is providing the virtual format in order to provide Yamana Shareholders, including holders of Yamana Depositary Interests, with an equal opportunity to attend and participate at the Yamana Meeting, regardless of the particular constraints, circumstances or risks that they may be facing as a result of COVID-19.

As the COVID-19 pandemic continues to evolve over time, Yamana asks that, in considering whether to attend the Yamana Meeting in person, Yamana Shareholders and duly appointed proxyholders follow the instructions of PHAC (available at https://www.canada.ca/en/public-health/services/diseases/2019-novelcoronavirus-infection.html) including any mandatory quarantine or isolation protocols that may be in place at the time of the Yamana Meeting. Yamana also requests that Yamana Shareholders and duly appointed proxyholders not attend the Yamana Meeting in person if they are experiencing any of the following COVID-19 symptoms: fever; shortness of breath, difficulty breathing or chest pain; sore throat or runny nose (not related to seasonal allergies or other known causes or conditions); new or worsening cough; muscle ache or headache (unusual or long-lasting); or new loss of sense of smell or taste. Yamana Shareholders and duly appointed proxyholders attending the Yamana Meeting are requested to follow the hygiene instructions published by PHAC, including washing or disinfecting hands upon arrival at the Yamana Meeting, and covering their mouth and nose with their arm when coughing or sneezing, as well as any COVID-19 protocols requested by the venue hosting the Yamana Meeting.

Yamana is actively monitoring the public health and travel safety concerns relating to COVID-19 and the advisories or mandates that federal, provincial and local governments, and related agencies, may issue. ln the event it is not possible or advisable to hold the Yamana Meeting in person as currently planned, Yamana may be required to hold a virtual-only Yamana Meeting, in which case Yamana will announce the decision to do so via a press release and by posting details on Yamana’s website at www.yamana.com, that will also be filed on Yamana’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Q.	How do I attend the Yamana Meeting online?

A.	To access the Yamana Meeting online, Registered Yamana Shareholders, duly appointed proxyholders (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholders) who have registered with Computershare in advance of the Yamana Meeting and guests will need to go to the following website in their web browser using their smartphone, tablet or computer: https://web.lumiagm.com/497366151. Attendees will need the latest version of Google Chrome, Apple Safari, Microsoft Edge or Mozilla Firefox web browsers in order to access the Yamana Meeting online (Internet Explorer is not supported) and are responsible for ensuring that their web browser is compatible. Attendees are cautioned that internal network security protocols including firewalls and VPN connections may block access to the virtual meeting platform for the Yamana Meeting. If an attendee is experiencing any difficulty connecting or watching the Yamana Meeting, they should ensure that their VPN setting is disabled or use a computer on a network not restricted to the security settings of their organization. Attendees will be able to log into the site up to 60 minutes prior to the start of the Yamana Meeting. It is recommended that attendees login at least 15 minutes before the Yamana Meeting starts.

Once the webpage has loaded into an attendee’s web browser, the attendee is to click on the “Join Meeting” icon and then, if they are a Registered Yamana Shareholder, select the “I have a login” icon and enter their control number and the following password: yamana2022 (case sensitive). For duly appointed proxyholders (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholders), they are to select the “I have a login” icon and enter their username and the following password: yamana2022 (case sensitive). Registered Yamana Shareholders will receive a 15-digit control number, located on their form of proxy. Duly appointed proxyholders (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholders) who have registered with Computershare in advance of the Yamana Meeting in accordance with the instructions described herein and in the related proxy materials will be provided with a username by email from Computershare after the deadline for the deposit of proxies has passed.

Guests, including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have not appointed themselves as proxyholders or registered with Computershare in advance of the Yamana Meeting in accordance with the instructions described herein and in the related proxy materials (and therefore do not have a control number or a username), are to select the “I am a guest” icon at the login screen and enter the information requested on the online form. Guests will be able to listen to a live webcast of the Yamana Meeting but will not be able to ask questions or vote online in real time at the Yamana Meeting.

See “Information Concerning the Yamana Meeting – Attending the Yamana Meeting Online” for additional information on how to navigate the virtual meeting platform, including how to vote and ask questions online in real time, at the Yamana Meeting.

Registered Yamana Shareholders and duly appointed proxyholders (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholders) will be able to attend, ask questions and vote online in real time at the Yamana Meeting provided that they are connected to the internet and carefully follow the instructions set out in this Circular and the related proxy materials. Non-Registered Yamana Shareholders, including holders of Yamana Depositary Interests, may attend the Yamana Meeting online as guests but will not be able to ask questions or vote online in real time at the Yamana Meeting, unless they have been duly appointed as proxyholders in accordance with the procedures set out below and in the related proxy materials.

If attendees experience technical difficulties during the registration process or if they encounter difficulties while accessing and attending the Yamana Meeting online, they may contact the provider of the virtual meeting platform, Lumi, by email at support-ca@lumiglobal.com. Registered Yamana Shareholders and duly appointed proxyholders (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholders) who attend and vote online in real time at the Yamana Meeting must remain connected to the internet at all times during the Yamana Meeting in order to vote when balloting commences. It is the responsibility of each attendee to ensure internet connectivity for the duration of the Yamana Meeting.

Holders of Yamana Depositary Interests should refer to “Information Concerning the Holders of Yamana Depositary Interests” for more information on what steps they must take in order to appoint themselves, or another person, as proxyholder in order to ask questions and vote online in real time at the Yamana Meeting.

Q.	How do I attend the Yamana Meeting in person?

A.	Registered Yamana Shareholders and duly appointed proxyholders (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholder) may physically access the Yamana Meeting beginning at approximately 10:00 a.m. on November 21, 2022, subject to any adjournment or postponement of the Yamana Meeting. See “Information Concerning the Yamana Meeting – Attending the Yamana Meeting in Person” for additional information on how Registered Yamana Shareholders and duly appointed proxyholders can vote and ask questions in person at the Yamana Meeting.

Registered Yamana Shareholders and duly appointed proxyholders (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholder) will be able to attend, ask questions and vote in person at the Yamana Meeting, provided that they carefully follow the instructions set out in this Circular and the related proxy materials. Non-Registered Yamana Shareholders, including holders of Yamana Depositary Interests, may attend the Yamana Meeting as guests but will not be able to ask questions or vote in person at the Yamana Meeting, unless they have been duly appointed as proxyholders in accordance with the procedures set out in this Circular and in the related proxy materials.

Holders of Yamana Depositary Interests should refer to “Information Concerning the Holders of Yamana Depositary Interests” for more information on what steps they must take in order to appoint themselves, or another person, as proxyholder in order to ask questions and vote in person at the Yamana Meeting.

Q.	Am I entitled to vote at the Yamana Meeting?

A.	Registered Yamana Shareholders as of the close of business on October 18, 2022, the Record Date, or their duly appointed proxyholders, are entitled to vote at the Yamana Meeting. Each Yamana Share (including each Yamana Share underlying a Yamana Depositary Interest) confers the right to one vote on all matters to come before the Yamana Meeting.

Q.	What am I voting on?

A.	If you are a holder of Yamana Shares or Yamana Depositary Interests as of the Record Date, you will be voting on the Arrangement Resolution to approve the Plan of Arrangement under the CBCA involving, among others, Yamana and Gold Fields pursuant to which Gold Fields will, indirectly, acquire all of the issued and outstanding Yamana Shares in exchange for the Consideration. If the Arrangement Resolution is not approved by the requisite vote of Yamana Shareholders at the Yamana Meeting, the Arrangement will not be completed.

Q.	What constitutes quorum for the Yamana Meeting?

A.	Quorum for the Yamana Meeting consists of two persons present in person, each being a Yamana Shareholder entitled to vote at the Yamana Meeting or a duly appointed proxy or proxyholder for an absent Yamana Shareholder so entitled, holding or representing in the aggregate not less than 33 1/3% of the issued and outstanding Yamana Shares carrying voting rights at the Yamana Meeting.

Q.	How many Yamana Shares are entitled to be voted?

A.	As of the Record Date, there were 961,003,488 Yamana Shares outstanding. Each Yamana Shareholder as of the Record Date is entitled to one vote per Yamana Share held on all matters to come before the Yamana Meeting.

Q.	Does any Yamana Shareholder beneficially own 10% or more of the Yamana Shares?

A.	As at the Record Date, to the knowledge of the directors and executive officers of Yamana, the following is the only Person who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Yamana carrying 10% or more of the voting rights attached to any class of voting securities of Yamana.

Name of Yamana Shareholder(1)	Voting Securities of Yamana Owned, Controlled or Directed(2)	Percentage of the Class of Outstanding Voting Securities of Yamana
Van Eck Associates Corporation	101,610,732	10.57%

Note:

(1)	This information as to the number and percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, has been obtained from publicly available filings.
(2)

Van Eck Associates Corporation has stated in filings made under applicable Canadian Securities Laws that it may be deemed to have control over, but not ownership of, the voting securities of Yamana that it holds.

Q.	What if I acquire ownership of Yamana Shares after the Record Date?

A.	You will not be entitled to vote Yamana Shares or Yamana Depositary Interests acquired after the Record Date at the Yamana Meeting. Only Persons owning Yamana Shares or Yamana Depositary Interests as of the Record Date are entitled to vote at the Yamana Meeting.

Q.	What if amendments are made to these matters or if other business matters are brought before the Yamana Meeting?

A.	If you attend the Yamana Meeting either in person or online and are eligible to vote, you may vote on the business matters as you choose.

If you have completed and returned a proxy form, the Persons named in the proxy form will have discretionary authority to vote on amendments or variations to the matters identified in the Notice of Special Meeting of Shareholders of Yamana or other matters that may properly come before the Yamana Meeting, or any adjournment or postponement thereof. As of the date of this Circular, the management of Yamana knows of no amendment, variation or other matter to come before the Yamana Meeting, other than the matters referred to in the Notice of Special Meeting of Shareholders of Yamana. However, if any other matter properly comes before the Yamana Meeting, the accompanying proxy form will be voted on such matter in accordance with the best judgment of the Person voting the proxy, including with respect to any amendments or variations to the matters identified in this Circular.

Q.	Am I a Registered Yamana Shareholder?

A.	You are a Registered Yamana Shareholder if you have certificate(s) or DRS Statement(s) representing Yamana Shares issued in your name and appear on the books of Yamana as a holder of Yamana Shares.

Q.	Am I a Non-Registered Yamana Shareholder (also commonly referred to as a beneficial shareholder)?

A.	You are a Non-Registered Yamana Shareholder if your Yamana Shares are registered in the name of an Intermediary. If you are not sure whether you are a Registered Yamana Shareholder or a Non-Registered Yamana Shareholder, please contact Yamana’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill, by telephone at 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.

Q.	How do I vote if I am a Registered Yamana Shareholder?

A.	As a Registered Yamana Shareholder, you may either vote by proxy or vote by live Internet webcast or in person at the Yamana Meeting by following the steps below.

Registered Yamana Shareholders – Voting by Proxy

Voting by proxy is the easiest way for Registered Yamana Shareholders to cast their vote. Registered Yamana Shareholders can vote by proxy in any of the following ways:

By Telephone:	Call 1-866-732-8683 (toll-free in North America) or 1-312-588-4290 (outside North America). Registered Yamana Shareholders will need their 15-digit control number, which can be found on their form of proxy. Registered Yamana Shareholders cannot appoint anyone other than the directors and officers named on their form of proxy as their proxyholder if they vote by telephone.
By Internet:	Go to www.investorvote.com and follow the instructions on the screen. Registered Yamana Shareholders will need their 15-digit control number, which can be found on their form of proxy.
By Fax:	Registered Yamana Shareholders can complete, sign and date their form of proxy and fax a copy of it to Computershare at 1-866-249-7775 (toll free within North America) or 1-416-263-9524 (outside North America).
By Mail:	Registered Yamana Shareholders can complete, sign and date their form of proxy and return it to Computershare, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1 in the envelope provided.

Yamana’s named proxyholders are Peter Marrone, Executive Chairman of Yamana, or, failing him, Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary of Yamana. A Yamana Shareholder that wishes to appoint another Person or entity (who need not be a Yamana Shareholder) to represent such Yamana Shareholder at the Yamana Meeting, either in person or online, may either insert the Person or entity’s name in the blank space provided in the form of proxy or complete another proper form of proxy and submit the form of proxy.

In addition, in order for a Yamana Shareholder’s duly appointed proxyholder to attend, ask questions and vote online in real time at the Yamana Meeting, the Yamana Shareholder must also take the additional step of registering its proxyholder with Computershare after it has submitted its form of proxy. To do so, such Yamana Shareholder must access www.computershare.com/Yamana by no later than 4:00 p.m. (Toronto time) on November 17, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting, and provide Computershare with their proxyholder’s contact information so that Computershare may register such proxyholder and provide the proxyholder with a username for the Yamana Meeting via email. This username will allow the Yamana Shareholder’s proxyholder to log in to the live webcast and vote online in real time at the Yamana Meeting. The failure of a Yamana Shareholder to register their proxyholder with Computershare will result in such Yamana Shareholder’s proxyholder not receiving a username, which will prevent such Yamana Shareholder’s proxyholder from being able to ask questions or vote online in real time at the Yamana Meeting and only being able to attend the Yamana Meeting online as a guest. Guests will not be permitted to vote or ask questions online in real time at the Yamana Meeting.

Yamana Shareholders who wish to appoint a proxyholder to attend, ask questions and vote in person at the Yamana Meeting do not need to register their proxyholder’s appointment with Computershare online.

Registered Yamana Shareholders – Voting by Live Internet Webcast or in Person

Registered Yamana Shareholders and duly appointed proxyholders will be able to attend, ask questions and vote online in real time or in person at the Yamana Meeting.

A Registered Yamana Shareholder or a duly appointed proxyholder who has registered with Computershare in advance of the Yamana Meeting may attend and vote online in real time at the Yamana Meeting during the live webcast as follows:

•	Go to the following website in their web browser using their smartphone, tablet or computer: https://web.lumiagm.com/497366151. Attendees will need the latest version of Google Chrome, Apple Safari, Microsoft Edge or Mozilla Firefox web browsers in order to access the Yamana Meeting online (Internet Explorer is not supported). Attendees will be able to log into the site up to 60 minutes prior to the start of the Yamana Meeting. It is recommended that attendees login at least 15 minutes before the Yamana Meeting starts. Attendees are cautioned that internal network security protocols including firewalls and VPN connections may block access to the virtual meeting platform for the Yamana Meeting. If an attendee is experiencing any difficulty connecting or watching the Yamana Meeting, they should ensure that their VPN setting is disabled or use a computer on a network not restricted to the security settings of their organization.

•	Once the webpage has loaded into an attendee’s web browser, the attendee is to click on the “Join Meeting” icon and then, if they are a Registered Yamana Shareholder, select the “I have a login” icon and enter their control number and the following password: yamana2022 (case sensitive). For duly appointed proxyholders, they are to select the “I have a login” icon and enter their username and the following password: yamana2022 (case sensitive). Registered Yamana Shareholders will receive a 15-digit control number, located on their form of proxy. Duly appointed proxyholders who have registered with Computershare in advance of the Yamana Meeting in accordance with the instruction described herein and in the related proxy materials will be provided with a username by email from Computershare after the deadline for the deposit of proxies has passed.

•	After successfully logging in, Registered Yamana Shareholders and duly appointed proxyholders who have been authenticated will see the home page, where they can access meeting information, documents and the broadcast. If attendees are viewing the Yamana Meeting on a computer, the webcast will appear automatically once the Yamana Meeting has started.

•	Once voting has opened, the voting tab will appear and the resolutions and voting choices will be displayed in that tab. To vote, Registered Yamana Shareholders and duly appointed proxyholders are to select one of the voting options shown on the virtual meeting platform. A Registered Yamana Shareholder’s and duly appointed proxyholder’s choice will be highlighted and a confirmation message will also appear to show that their vote has been received. The number of resolutions for which a Registered Yamana Shareholder and duly appointed proxyholder have voted, or not yet voted, will be displayed at the top of the screen. Registered Yamana Shareholders and duly appointed proxyholders can change their votes until the end of the voting period by simply selecting another choice.

Registered Yamana Shareholders and duly appointed proxyholders who attend and vote online in real time at the Yamana Meeting must remain connected to the internet at all times during the Yamana Meeting in order to vote when balloting commences. It is the responsibility of each attendee to ensure internet connectivity for the duration of the Yamana Meeting. If an attendee loses connectivity once the Yamana Meeting has commenced, there may be insufficient time to resolve the issue before voting is completed. Therefore, even if a Registered Yamana Shareholder or duly appointed proxyholder currently plans to attend and vote online in real time at the Yamana Meeting, such Registered Yamana Shareholder or duly appointed proxyholder should consider voting their Yamana Shares in advance or by proxy so that their vote will be counted in the event they experience any technical difficulties or are otherwise unable to access the Yamana Meeting online.

Registered Yamana Shareholders and duly appointed proxyholders who plan to attend and vote in person at the Yamana Meeting must register with Yamana’s transfer agent, Computershare, when they arrive at the Yamana Meeting to ensure that their vote will be counted. Registered Yamana Shareholder who plan to attend and to vote at the Yamana Meeting in person should not complete or return the enclosed form of proxy. Their vote will be taken and counted at the Yamana Meeting. If a Registered Yamana Shareholder or duly appointed proxyholder is declined access to the Yamana Meeting due to public health concerns or protocols, such Registered Yamana Shareholder or duly appointed proxyholder will be given an opportunity to leave their completed form of proxy or ballot with the scrutineer outside of the Yamana Meeting.

See “Information Concerning the Yamana Meeting”.

Q.	How do I vote if I am a Non-Registered Yamana Shareholder (other than a Yamana Depositary Interest holder)?

A.	As a Non-Registered Yamana Shareholder (other than a Yamana Depositary Interest holder), you may either vote by submitting voting instructions or vote by live Internet webcast by following the steps below. Holders of Yamana Depositary Interests should refer to the question “How do I vote if I am a holder of Yamana Depositary Interests?” below.

Non-Registered Yamana Shareholders – Submitting Voting Instructions

If you are a Non-Registered Yamana Shareholder, your Intermediary will send you your proxy-related materials and a voting instruction form that allows you to provide voting instructions to your Intermediary on the Internet, by telephone or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your Intermediary is required to ask for your voting instructions before the Yamana Meeting. Without specific instructions, your Intermediary is prohibited from voting your Yamana Shares at the Yamana Meeting. Yamana does not know for whose benefit the Yamana Shares registered in the name of CDS & Co., or another Intermediary, are held. Please contact your Intermediary if you do not receive a voting instruction form. Alternatively, you may receive from your Intermediary a preauthorized form of proxy indicating the number of Yamana Shares to be voted, which you should complete, sign, date and return as directed on the form. Each Intermediary has its own procedures which should be carefully followed by Non-Registered Yamana Shareholders to ensure that their Yamana Shares are voted by their Intermediary on their behalf at the Yamana Meeting.

The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. If you are a Non-Registered Yamana Shareholder, you are requested to complete and return the voting instruction form in accordance with the instructions set out therein. Broadridge tabulates the results of all instructions received and provides appropriate instructions regarding the voting of Yamana Shares to be represented at the Yamana Meeting or any adjournment or postponement thereof. Yamana may utilize Broadridge’s QuickVote™ service to assist eligible Non-Registered Yamana Shareholders that are “non-objecting beneficial owners” with voting their Yamana Shares over the telephone. Certain Non-Registered Yamana Shareholders who are non-objecting beneficial owners may be contacted by Laurel Hill, which is soliciting proxies on behalf of the management of Yamana, to conveniently obtain a vote directly over the telephone.

Non-Registered Yamana Shareholders – Voting by Live Internet Webcast or in Person

A Non-Registered Yamana Shareholder (other than a holder of Yamana Depositary Interests) can only vote its Yamana Shares online in real time or in person at the Yamana Meeting if it has previously appointed itself as the proxyholder for its Yamana Shares by printing its name in the space provided on the voting instruction form and submitting it as directed on the form.

In addition, in order to attend, ask questions and vote online in real time at the Yamana Meeting, Non-Registered Yamana Shareholders (other than holders of Yamana Depositary Interests) must also take the additional step of registering themselves as a proxyholder with Computershare after it has submitted its voting instruction form. To do so, such Non-Registered Yamana Shareholder must access www.computershare.com/Yamana by no later than 4:00 p.m. (Toronto time) on November 17, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting, and provide Computershare with their contact information so that Computershare may register such Non-Registered Yamana Shareholder and provide them with a username for the Yamana Meeting via email. This username will allow a Non-Registered Yamana Shareholder to log in to the live webcast and vote online in real time at the Yamana Meeting. The failure of a Non-Registered Yamana Shareholder to register themselves as a proxyholder with Computershare will result in such Non-Registered Yamana Shareholder not receiving a username, which will prevent such Non-Registered Yamana Shareholder from being able to ask questions or vote online in real time at the Yamana Meeting and only being able to attend the Yamana Meeting online as a guest. Guests will not be permitted to vote or ask questions online in real time at the Yamana Meeting.

Non-Registered Yamana Shareholders (other than holders of Yamana Depositary Interests) who wish to attend, ask questions and vote in person at the Yamana Meeting do not need to register their appointment with Computershare online. Non-Registered Yamana Shareholders who have appointed themselves as proxyholders and who plan to attend and vote in person at the Yamana Meeting must register with Yamana’s transfer agent, Computershare, when they arrive at the Yamana Meeting to ensure that their vote will be counted. As their vote will be taken and counted at the Yamana Meeting, Non-Registered Yamana Shareholders who have duly appointed themselves as proxyholders should not indicate their votes on their voting instruction form when they submit such form. If a Non-Registered Yamana Shareholder who has duly appointed itself as proxyholder is declined access to the Yamana Meeting due to public health concerns or protocols, such Non-Registered Yamana Shareholder will be given an opportunity to leave their completed form of proxy or ballot with the scrutineer outside of the Yamana Meeting.

A Non-Registered Yamana Shareholder (other than a holder of Yamana Depositary Interests) may also appoint someone else (who need not be a Yamana Shareholder) as its proxyholder to vote its Yamana Shares in person or online at the Yamana Meeting by printing their name in the space provided on the voting instruction form and submitting it as directed on the form. In addition, in order for the Non-Registered Yamana Shareholder’s proxyholder to attend, ask questions and vote online in real time at the Yamana Meeting, the Non-Registered Yamana Shareholder must also take the additional step of registering its proxyholder with Computershare after it has submitted its voting instruction form. To do so, such Non-Registered Yamana Shareholder must access www.computershare.com/Yamana by no later than 4:00 p.m. (Toronto time) on November 17, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting, and provide Computershare with their proxyholder’s contact information so that Computershare may register such proxyholder and provide the proxyholder with a username for the Yamana Meeting via email. This username will allow the Non-Registered Yamana Shareholder’s proxyholder to log in to the live webcast and vote online in real time at the Yamana Meeting. The failure of a Non-Registered Yamana Shareholder to register their proxyholder with Computershare will result in such Non-Registered Yamana Shareholder’s proxyholder not receiving a username, which will prevent such Non-Registered Yamana Shareholder’s proxyholder from being able to ask questions or vote online in real time at the Yamana Meeting and only being able to attend the Yamana Meeting online as a guest. Guests will not be permitted to vote or ask questions online in real time at the Yamana Meeting.

Non-Registered Yamana Shareholders (other than holders of Yamana Depositary Interests) who wish to appoint a proxyholder to attend, ask questions and vote in person at the Yamana Meeting do not need to register their proxyholder’s appointment with Computershare online. Duly appointed proxyholders who plan to attend and vote in person at the Yamana Meeting must register with Yamana’s transfer agent, Computershare, when they arrive at the Yamana Meeting to ensure that their vote will be counted. If a duly appointed proxyholder is declined access to the Yamana Meeting due to public health concerns or protocols, such proxyholder will be given an opportunity to leave their completed form of proxy or ballot with the scrutineer outside of the Yamana Meeting.

Voting instructions must be received in sufficient time to allow the voting instruction form to be forwarded by the Non-Registered Yamana Shareholder’s Intermediary to Computershare before 4:00 p.m. (Toronto time) on November 17, 2022. If a Non-Registered Yamana Shareholder plans to participate in the Yamana Meeting (or to have its proxyholder participate in the Yamana Meeting), such Non-Registered Yamana Shareholder or its proxyholder will not be entitled to vote or ask questions, either in person or online in real time, unless the proper documentation is completed and received by the Non-Registered Yamana Shareholder’s Intermediary well in advance of the Yamana Meeting to allow them to forward the necessary information to Computershare before 4:00 p.m. (Toronto time) on November 17, 2022. Non-Registered Yamana Shareholders should contact their respective Intermediaries well in advance of the Yamana Meeting and follow their instructions if they want to participate in the Yamana Meeting.

Guests, including Non-Registered Yamana Shareholders who have not duly appointed themselves as proxyholder, can attend the Yamana Meeting in person or online by logging into the Yamana Meeting at https://web.lumiagm.com/497366151, selecting the “I am a guest” icon at the login screen and entering the information requested on the online form. Guests may attend the Yamana Meeting in person or listen to the Yamana Meeting online but will not be able to ask questions or vote either in person or online in real time.

See “Information Concerning the Yamana Meeting”.

Q.	How do I vote if I am both a Registered Yamana Shareholder and a Non-Registered Yamana Shareholder?

A.	Should you hold some Yamana Shares as a Registered Yamana Shareholder and others as a Non-Registered Yamana Shareholder, you will have to use both voting methods described above. If you are a holder of Yamana Depositary Interests, you will have to direct the vote attaching to such Yamana Depositary Interests using the method described immediately below.

Q.	How do I vote if I am a holder of Yamana Depositary Interests?

A.	A Yamana Depositary Interest is a depositary interest which represents an entitlement to one underlying Yamana Share, issued and administered by Computershare UK. As holders of Yamana Depositary Interests are not the registered owners of the underlying Yamana Shares, Computershare Trust Company NA, the custodian of the underlying Yamana Shares, is entitled to vote at the Yamana Meeting at the instructions of holders of Yamana Depositary Interests.

To ensure your vote is counted at the Yamana Meeting, holders of Yamana Depositary Interests should complete and submit the accompanying Form of Instruction in accordance with the instructions set out therein, by no later than 4:00 p.m. (Toronto time) on November 16, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is three days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting. Alternatively, holders of Yamana Depositary Interests may transmit voting instructions by utilizing the CREST (as such term is defined in the Circular) voting service in accordance with the procedures described in the CREST Manual (as such term is defined in the Circular). To be effective, the voting instructions must be transmitted so as to be received by Yamana’s agent (3RA50) by no later than 4:00 p.m. (Toronto time) on November 16, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is three days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting.

Holders of Yamana Depositary Interests who wish to, or who wish to appoint another person to attend, ask questions and vote in person or online in real time at the Yamana Meeting must appoint themselves or their appointee as proxyholder by notifying Computershare UK by email at !UKALLDITeam2@computershare.co.uk prior to 4:00 p.m. (Toronto time) on November 16, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is three days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting, and providing Computershare UK with all of the information requested by Computershare UK. By notifying Computershare UK and providing all of the information requested by Computershare UK, such holder of Yamana Depositary Interests will be instructing Computershare Trust Company NA, the custodian of the Yamana Shares underlying the Yamana Depositary Interests, to appoint such holder of Yamana Depositary Interests or such other person, as applicable, as such custodian’s proxyholder. Once a holder of Yamana Depositary Interests has notified Computershare UK as set out above and provided Computershare UK with all of the information requested by Computershare UK, such holder or its appointee will be permitted to attend, ask questions and vote in person or, subject to completing the additional steps below, online in real time at the Yamana Meeting.

In addition, in order to attend, ask questions and vote online in real time at the Yamana Meeting, or appoint another person to do the foregoing, holders of Yamana Depositary Interests must also take the additional step of registering themselves or their appointee as a proxyholder with Computershare after it has notified Computershare UK and provided all of the information requested by Computershare UK. To do so, such Non-Registered Yamana Shareholder must access www.computershare.com/Yamana by no later than 4:00 p.m. (Toronto time) on November 17, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting, and provide Computershare with their or their appointee’s, as applicable, contact information so that Computershare may register such holder of Yamana Depositary Interests or their appointee, as applicable, and provide them or their appointee, as applicable, with a username for the Yamana Meeting via email. This username will allow a holder of Yamana Depositary Interests or their appointee, as applicable, to log in to the live webcast and vote online in real time at the Yamana Meeting. The failure of a holder of Yamana Depositary Interests to notify Computershare UK and provide all of the information requested by Computershare UK or to register themselves or their appointee, as applicable, as a proxyholder with Computershare may result in such holder of Yamana Depositary Interests or their appointee, as applicable, not receiving a username, which will prevent such holder of Yamana Depositary Interests or their appointee, as applicable, from being able to ask questions or vote online in real time at the Yamana Meeting and only being able to attend the Yamana Meeting online as a guest. Guests will not be permitted to vote or ask questions online in real time at the Yamana Meeting.

Holders of Yamana Depositary Interests who wish to attend, ask questions and vote in person at the Yamana Meeting, or appoint another person to do the foregoing, do not need to register their appointment with Computershare online. Holders of Yamana Depositary Interests, or their appointees, who have appointed themselves as proxyholder by notifying Computershare UK and providing all of the information requested by Computershare UK, and who plan to attend and vote in person at the Yamana Meeting must register with Yamana’s transfer agent, Computershare, when they arrive at the Yamana Meeting to ensure that their vote will be counted. If a holder of Yamana Depositary Interests, or an appointee, who has duly appointed itself as proxyholder is declined access to the Yamana Meeting due to public health concerns or protocols, such holder of Yamana Depositary Interests or appointee, as applicable, will be given an opportunity to leave their completed ballot with the scrutineer outside of the Yamana Meeting.

The completion and return of the Form of Instruction or CREST Voting Instruction will not preclude a holder of Yamana Depositary Interests or its appointee from attending the Yamana Meeting in person or online. However, if a holder of Yamana Depositary Interests or its appointee attends the Yamana Meeting in person or online and votes again at the Yamana Meeting, they will be revoking any and all previously submitted Forms of Instruction or CREST Voting Instructions. If a holder of Yamana Depositary Interests, or its appointee, does not wish to revoke all previously submitted Forms of Instruction or CREST Voting Instructions, they must not vote again in person or online at the Yamana Meeting or must only attend the Yamana Meeting in person or online as a guest.

See “Information Concerning the Yamana Meeting – Attending the Yamana Meeting Online” and “Information Concerning the Yamana Meeting – Attending the Yamana Meeting in Person” for the instructions that a holder of Yamana Depositary Interests, or its appointee, must follow in order to attend, ask questions and vote online in real time or in person at the Yamana Meeting.

If a holder of Yamana Depositary Interests does not take the actions described above in order to appoint itself, or another person, as proxyholder, such holder of Yamana Depositary Interests or its appointee will only be able to attend the Yamana Meeting as a guest. Guests can log into the Yamana Meeting online and listen to the Yamana Meeting or attend the Yamana Meeting in person, but will not be able to ask questions or vote online in real time or in person. See “Information Concerning the Yamana Meeting – Attending the Yamana Meeting Online” for instructions on how a guest can log into the Yamana Meeting online and listen to the Yamana Meeting.

See “Information Concerning the Holders of Yamana Depositary Interests” for further information.

Q.	Who is soliciting my proxy?

A.	The management of Yamana is soliciting your proxy.

To encourage your vote participation, you may be contacted by directors, officers, employees, consultants or agents of Yamana by telephone, email, internet, facsimile, in person or by other means of communication, or by Yamana’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill, who has been engaged by Yamana in connection with this Circular. The total cost of soliciting proxies and mailing the Yamana Meeting Materials to Yamana Shareholder will be borne by Yamana.

Q.	Who votes my Yamana Shares and how will they be voted if I return a proxy form?

A.	The accompanying form of proxy, when properly signed, confers authority on the Persons named in it as proxies to use their discretion in voting on any amendments or variations to the matters identified in the Notice of Special Meeting of Shareholders of Yamana or other matters that may properly come before the Yamana Meeting, or any adjournment or postponement thereof. In addition, if you do not give any instruction as to how to vote on a particular matter to be decided at the Yamana Meeting, your proxyholder can vote your Yamana Shares as he or she thinks fit. Notwithstanding the foregoing, the Persons named in the accompanying form of proxy will vote or withhold from voting the Yamana Shares in respect of which they are appointed in accordance with the direction of the Yamana Shareholder appointing them and if the Yamana Shareholder specifies a choice with respect to any matter to be voted upon, such Yamana Shareholders’ Yamana Shares will be voted accordingly. If you sign and return your form of proxy without designating a proxyholder and do not give voting instructions or do not specify that you want your Yamana Shares voted against the Arrangement Resolution, the Yamana representatives named in the form of proxy will vote your Yamana Shares IN FAVOUR of the Arrangement Resolution.

IN THE ABSENCE OF ANY SUCH INSTRUCTION, YAMANA SHARES REPRESENTED BY PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ARRANGEMENT RESOLUTION.

Q.	Can I appoint someone other than those named in the enclosed proxy forms to vote my Yamana Shares?

A.	Yes, you have the right to appoint another Person of your choice. A Yamana Shareholder that wishes to appoint another Person or entity (who need not be a Yamana Shareholder) to represent such Yamana Shareholder at the Yamana Meeting, either in person or online, may either insert the Person or entity’s name in the blank space provided in the form of proxy or complete another proper form of proxy and submit the form of proxy. In addition, if you want your proxyholder to attend and vote your Yamana Shares online in real time at the Yamana Meeting, you must also take the additional step of registering your proxyholder with Computershare once you have submitted your form of proxy. If you want your proxyholder to attend the Yamana Meeting in person or you wish to attend the Yamana Meeting in person, you do not need to register your proxyholder’s appointment with Computershare online.

See “Information Concerning the Yamana Meeting” in this Circular.

Q.	What if my Yamana Shares are registered in more than one name or in the name of a company?

A.	If your Yamana Shares are registered in more than one name, all registered Persons must sign the proxy form. If your Yamana Shares are registered in a company’s name or any name other than your own, you may be required to provide documents proving your authorization to sign the proxy form for that company or name. For any questions about the proper supporting documents, contact Yamana’s transfer agent, Computershare, by telephone at 1-800-564-6253 or toll free in North America at 1-514-982-7555, before submitting your proxy form.

Q.	Can I revoke a proxy or voting instruction?

A.	Yes. A Yamana Shareholder who has voted by proxy may revoke it any time prior to the Yamana Meeting. To revoke a proxy, a Registered Yamana Shareholder may: (a) deliver a written notice which is either delivered to the offices of Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, facsimile: 1-866-249-7775, at any time up to and including the close of business on the last Business Day preceding the day of the Yamana Meeting, or any adjournment or postponement thereof, or with the Chair of the Yamana Meeting on the day of the Yamana Meeting prior to the commencement of the Yamana Meeting, or any adjournment or postponement thereof; (b) vote again on the Internet or by phone at any time up to 4:00 p.m. (Toronto time) on November 17, 2022 (or no later than 4:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting); or (c) complete a form of proxy that is dated later than the form of proxy being revoked, and mailing it or faxing it as instructed on the form of proxy so that it is received before 4:00 p.m. (Toronto time) on November 17, 2022 (or no later than 4:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting). In addition, if you attend the Yamana Meeting online, log into the Yamana Meeting and accept the terms and conditions and vote again online at the Yamana Meeting, you will be revoking any and all previously submitted proxies. If you do not wish to revoke all previously submitted proxies, you must not vote again online at the Yamana Meeting or must only attend the Yamana Meeting online as a guest. In addition, the proxy may be revoked by any other method permitted by Law. The written notice of revocation may be executed by the Yamana Shareholder or by an attorney who has the Yamana Shareholder’s written authorization. If the Yamana Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

Only Registered Yamana Shareholders have the right to directly revoke a proxy. Non-Registered Yamana Shareholders (other than holders of Yamana Depositary Interests) that wish to revoke or change their prior voting instructions must arrange for their respective Intermediaries to revoke the proxy on their behalf in accordance with any requirements of the Intermediaries. Holders of Yamana Depositary Interests that wish to change their vote must either (a) if they have voted by way of CREST Voting Instruction, revoke or amend their previously submitted CREST Voting Instruction in accordance with the procedures described in the CREST Manual, or (b) if they have voted by way of Form of Instruction, arrange for Computershare UK to revoke or amend such previously submitted Form of Instruction by notifying Computershare UK by email at !UKALLDITeam2@computershare.co.uk prior to 4:00 p.m. (Toronto time) on November 16, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is three days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting. In addition, if a holder of Yamana Depositary Interests, or its appointee, attends the Yamana Meeting in person or online and votes again at the Yamana Meeting, they will be revoking any and all previously submitted Forms of Instruction or CREST Voting Instructions. If a holder of Yamana Depositary Interests, or its appointee, does not wish to revoke all previously submitted Forms of Instruction or CREST Voting Instructions, they must not vote again in person or online at the Yamana Meeting or may only attend the Yamana Meeting in person or online as a guest.

See “Information Concerning the Yamana Meeting”.

Q.	Should I send in my proxy now?

A.	Yes. Once you have carefully read and considered the information in this Circular, you need to complete and submit the enclosed voting instruction form or form of proxy. You are encouraged to vote well in advance of the proxy cut off time at 4:00 p.m. (Toronto time) on November 17, 2022 to ensure your Yamana Shares are voted at the Yamana Meeting. If the Yamana Meeting is adjourned or postponed, your proxy must be received by no later than 4:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting. Late proxies may be accepted or rejected at the discretion of the Chair of the Yamana Meeting. The Chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Yamana Meeting, at the Chair’s discretion, with or without notice.

Q.	Who is responsible for counting and tabulating the votes by proxy?

A.	Votes by proxy are counted and tabulated by Yamana’s transfer agent, Computershare.

Q.	What if I have other questions?

A.	If you have any questions regarding the Yamana Meeting, please contact Yamana’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill, by telephone at 1-877-452-7184 (tollfree in North America), at 1-416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.

GENERAL INFORMATION

Information Contained in this Circular

This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of Yamana for use at the Yamana Meeting and any adjournment or postponement thereof.

Yamana is conducting the Yamana Meeting as a hybrid meeting that will allow Registered Yamana Shareholders and duly appointed proxyholders to participate both in person and online in real time. Yamana is providing the virtual format in order to provide Yamana Shareholders, including holders of Yamana Depositary Interests, with an equal opportunity to attend and participate at the Yamana Meeting, regardless of the particular constraints, circumstances or risks that they may be facing as a result of COVID-19. Only Registered Yamana Shareholders and duly appointed proxyholders (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholders) will be able to attend, ask questions and vote at the Yamana Meeting, either in person or online in real time, provided that they are connected to the internet (for those attending online) and carefully follow the instructions set out in this Circular and the related proxy materials. Non-Registered Yamana Shareholders, including holders of Yamana Depositary Interests, unless they have been duly appointed as proxyholders in accordance with the procedures set out in the Circular and related proxy materials, will be able to listen to a live webcast of the Yamana Meeting or attend the Yamana Meeting in person as guests but will not be able to ask questions or vote either in person or online in real time. See “Information Concerning the Yamana Meeting”, “Information Concerning the Holders of Yamana Depositary Interests” and the Notice of Special Meeting of Shareholders of Yamana that accompanies this Circular.

Yamana is actively monitoring the public health and travel safety concerns relating to COVID-19 and the advisories or mandates that federal, provincial and local governments, and related agencies, may issue. ln the event it is not possible or advisable to hold the Yamana Meeting in person as currently planned, Yamana may be required to hold a virtual-only Yamana Meeting, in which case Yamana will announce the decision to do so via a press release and by posting details on Yamana’s website that will also be filed on Yamana’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

No Person has been authorized to give any information or to make any representations in connection with the Arrangement and the other matters discussed in or incorporated by reference in this Circular other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by Yamana and should not be relied upon in making a decision as to how to vote on the Arrangement Resolution. For greater certainty, to the extent that any information contained or provided on Yamana’s website or by Yamana’s strategic shareholder advisor and proxy solicitation agent is inconsistent with this Circular, you should rely on the information provided in this Circular. Information contained on Yamana’s website is not and is not deemed to be a part of this Circular or incorporated by reference herein and should not be relied upon by Yamana Shareholders in making a decision as to how to vote on the Arrangement Resolution.

This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any Person in any jurisdiction in which such an offer or solicitation is not authorized or in which the Person making such offer or solicitation is not qualified to do so or to any Person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular.

Unless otherwise indicated, information in this Circular is as of October 18, 2022. Information contained in the documents incorporated herein by reference is as of the respective dates stated therein. All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”.

Descriptions in this Circular of the terms of the Plan of Arrangement, the Canaccord Genuity Fairness Opinion, the Scotiabank Fairness Opinion and the Interim Order attached to this Circular at Schedule B, Schedule C, Schedule D and Schedule E, respectively, and the Arrangement Agreement, the form of Yamana Support Agreement and the form of Gold Fields Support Agreement, which have been filed under Yamana’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, are summaries of the terms of those documents and are qualified in their entirety by reference to the full text of each of those documents. You are urged to carefully read the full text of those documents. In the event of any inconsistency between the summary of any provision of those documents contained in this Circular and the actual text of the document, the text of the applicable document shall govern.

Information contained in this Circular should not be construed as legal, tax or financial advice and Yamana Shareholders are urged to consult with their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

This document is important and requires your immediate attention. If you have any questions or require assistance, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. This Circular and the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement have not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of such transactions or upon the accuracy or adequacy of the information contained in this Circular and it is an offence to claim otherwise.

Information Concerning Gold Fields

Except as otherwise indicated, the information concerning Gold Fields contained in this Circular is based solely on information provided to Yamana by Gold Fields. Although Yamana has no knowledge that any statements contained herein taken from or based on such information provided by Gold Fields are untrue or incomplete, neither Yamana nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, nor for any failure of Gold Fields or any of its affiliates or representatives to disclose facts or events which may have occurred or which may affect the completeness or accuracy of any such information but which are unknown to Yamana. Yamana has no knowledge of any material information concerning Gold Fields that has not been generally disclosed and, in accordance with the Arrangement Agreement, Gold Fields provided all necessary information concerning Gold Fields that is required by Law to be included in this Circular and ensured that such information does not contain any misrepresentations. See also “Risk Factors”.

Third Party Data

Certain comparisons of the Combined Company following completion of the Arrangement to other senior gold producers (such as reserve life index, gold production and market capitalization) are based on data obtained from FactSet Research Systems Inc. (“FactSet”), Wood Mackenzie Limited (“Wood Mackenzie”), broker reports and publicly available sources, obtained as of May 30, 2022 (unless otherwise stated). FactSet is a provider of publicly available financial data including reported financials, market data and estimates, capital structure information (including share count), news and research, among other things. Wood Mackenzie is a global research and consultancy group supplying data, written analysis and consultancy advice to the energy, chemicals, renewables, metals, and mining industries. Broker reports are research reports prepared by research analysts at financial institutions that often include target price, forecast financials, valuation, and forecasts of future commodity prices. Information from publicly available sources includes continuous disclosure documents filed by other senior gold producers on SEDAR and EDGAR, and such documents include statements of mineral reserves and mineral resources, historical production figures and costs and production guidance. None of the foregoing sources have any affiliation to Yamana or Gold Fields.

Where figures for the Combined Company are compared to other senior gold producers, the data from FactSet, Wood Mackenzie, broker reports or public disclosure, as applicable, has been used to ensure consistency in the compared measures across the Combined Company and the comparison group. Neither Yamana nor Gold Fields has the ability to verify the data or figures of the peers and the non-GAAP financial performance measures used may not correspond to the non-GAAP financial performance measures calculated by Yamana, Gold Fields or any of their peers.

Comparative Measures Based on Third Party Data

“Reserve life index” is a performance measure calculated as gold-equivalent mineral reserve estimates divided by 2021 metal in ore mined per Wood Mackenzie figures as of May 30, 2022 for each of Yamana, Gold Fields and other senior gold producers

“Gold Production” is a performance measure based on historical production data included in the public disclosure of Yamana, Gold Fields and other senior gold producers. For comparability, production figures are presented on a gold-equivalent basis, where gold equivalent refers to the value of gold and other mined metals expressed as gold ounces. Reported gold-equivalent production figures have been used where possible, otherwise these have been calculated with estimates of long-term commodity prices of US$1,600/oz for gold; US$20/oz for silver; and US$3.50/lb for copper from broker reports.

“Market Capitalization” is a valuation measure derived from multiplying the outstanding fully diluted shares in the capital of each of Yamana, Gold Fields and other senior gold producers as of May 30, 2022 by the closing share price of each of Yamana, Gold Fields and other senior gold producers based per FactSet as of May 30, 2022. Fully-diluted share count used in the calculation of market capitalization is based on the latest reported basic share count of each of Yamana, Gold Fields and other senior gold producers as of May 30, 2022 plus any applicable dilutive securities based on the closing share price of each of Yamana, Gold Fields and other senior gold producers per FactSet as of May 30, 2022.

Presentation of Financial Information

The historical financial statements are prepared in accordance with IFRS and all other financial information of Yamana and Gold Fields included or incorporated by reference in this Circular and the pro forma financial statements of Gold Fields included in this Circular are reported in U.S. dollars and are included based on applicable Canadian Securities Laws. The Yamana Annual Financial Statements and Gold Fields’ Annual Financial Statements have been audited, in each case, in accordance with the standards of the PCAOB.

Pro forma Financial Information

The unaudited pro forma consolidated financial information included in this Circular gives effect to the Arrangement and certain related adjustments described in the notes accompanying such financial information. The unaudited condensed pro forma consolidated financial statements of Gold Fields included in this Circular have been prepared by Gold Fields and included in this Circular as required by applicable Canadian Securities Law. The unaudited condensed pro forma consolidated balance sheet of Gold Fields gives effect to the Arrangement as if it had closed on June 30, 2022. The unaudited condensed pro forma consolidated statements of operations of Gold Fields for the year ended December 31, 2021 and the unaudited condensed pro forma consolidated statements of operations of Gold Fields for the six months ended June 30, 2022 each give effect to the Arrangement as if it had closed on January 1, 2021. The unaudited pro forma consolidated financial information is based on the respective historical audited consolidated financial statements of Yamana and Gold Fields as at and for the year ended December 31, 2021 and the respective historical unaudited condensed consolidated financial statements of Yamana and Gold Fields as at and for the six months ended June 30, 2022, included or incorporated by reference in this Circular, as applicable. Pro forma financial information presented in this Circular has been derived from the unaudited pro forma consolidated financial information of Yamana and Gold Fields included elsewhere in this Circular. The pro forma financial information presented in this Circular should be read in conjunction with the historical consolidated financial statements of both Yamana and Gold Fields as at and for the year ended December 31, 2021 and as at and for the six months ended June 30, 2022. See “Schedule H – Unaudited Pro Forma Financial Information”.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and does not necessarily reflect what the Combined Company’s financial condition and results of operations would have been had the Arrangement occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of the operations of the Combined Company. The actual financial position and results of operations of the Combined Company may differ significantly from the pro forma amounts reflected in the unaudited pro forma consolidated financial information due to a variety of factors.

The unaudited pro forma information and adjustments, including the allocation of the purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, currently available information and certain assumptions that Yamana and Gold Fields believe are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial information. The actual adjustments to the consolidated financial statements of Gold Fields upon closing of the Arrangement will depend on a number of factors, including, among others, the actual expenses of the Arrangement and other additional information that becomes available after the date of this Circular. As a result, it is expected that actual adjustments will differ from the pro forma adjustments, and the differences may be material. See “Forward-Looking Information” and “Risk Factors”.

Solicitation of Proxies

To encourage your vote participation, you may be contacted by directors, officers, employees, consultants or agents of Yamana by telephone, email, internet, facsimile, in person or by other means of communication, or by Yamana’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill, who has been engaged by Yamana in connection with this Circular. The total cost of soliciting proxies and mailing the Yamana Meeting Materials to Yamana Shareholders and holders of Yamana Depositary Interests will be borne by Yamana.

In connection with communicating with Yamana Shareholders and holders of Yamana Depositary Interests in respect of the Arrangement, Laurel Hill is expected to receive an estimated fee of C$250,000 for services provided, plus an amount per call to retail holders of Yamana Shares as well as the reimbursement of its reasonable out-of-pocket expenses.

Yamana may use Broadridge’s QuickVote™ service to assist eligible Non-Registered Yamana Shareholders that are “non-objecting beneficial owners” with voting their Yamana Shares over the telephone. Certain Non-Registered Yamana Shareholders who are non-objecting beneficial owners may be contacted by Laurel Hill, which is soliciting proxies on behalf of the management of Yamana, to conveniently obtain voting instructions directly over the telephone.

Yamana will not be relying on the notice-and-access delivery procedures outlined in NI 54-101 to distribute copies of proxy-related materials in connection with the Yamana Meeting. Yamana will pay for an Intermediary to deliver copies of proxy-related materials in connection with the Yamana Meeting to “objecting beneficial owners”.

Enforcement in Canada

Certain of the directors and officers of Yamana as well as certain experts referenced in this Circular and the documents incorporated by reference herein reside outside of Canada. It may not be possible for Yamana Shareholders and holders of Yamana Depositary Interests to effect service of process within Canada upon such Persons. Yamana Shareholders and holders of Yamana Depositary Interests are advised that it may not be possible to enforce judgments obtained in Canada against any Person that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada.

Information for Shareholders not Resident in Canada

Yamana is a corporation organized under the Laws of Canada. The solicitation of proxies involves securities of a Canadian issuer and is being effected in accordance with applicable corporate and securities Laws in Canada. Yamana Shareholders and holders of Yamana Depositary Interests should be aware that the requirements applicable to Yamana under Canadian Laws may differ from requirements under corporate and securities Laws relating to corporations in other jurisdictions.

The enforcement of civil liabilities under the securities Laws of other jurisdictions outside Canada may be affected adversely by the fact that Yamana is organized under the Laws of Canada, certain of its assets are located in Canada and certain of its directors and officers, as well as certain experts referenced in this Circular, are residents of Canada. You may not be able to sue Yamana, its directors or officers and/or the experts referenced in this Circular in a Canadian court for violations of foreign securities Laws. It may be difficult to compel Yamana to subject itself to a judgment of a court outside Canada.

Yamana Shareholders and holders of Yamana Depositary Interests who are foreign taxpayers should be aware that the Arrangement described in this Circular may have tax consequences both in Canada and such foreign jurisdictions in which they are resident. This Circular does not contain a summary of the non-Canadian federal income tax, non-U.S. federal income tax, non-United Kingdom income tax and non-South African income tax considerations of the Arrangement for Yamana Shareholders and holders of Yamana Depositary Interests who are subject to income tax outside of Canada, the United States, the United Kingdom or South Africa. Such Yamana Shareholders and holders of Yamana Depositary Interests should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements and the effects of owning and disposing of Consideration Shares in such jurisdictions.

Currency Exchange Rate Information

In this Circular, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars and references to “US$” are to United States dollars, references to “C$” are to Canadian dollars, references to “£” are to British pounds sterling and references to “ZAR” are to South African rand.

The following table sets forth the high and low daily exchange rates for one United States dollar expressed in Canadian dollars for each period indicated, the average of the daily exchange rates for each period indicated and the exchange rate at the end of the period, based on the daily exchange rates provided by the Bank of Canada.

	Six Months Ended June 30			Year ended December 31
	2022	2021	2020	2021	2020	2019
High	1.3039	1.2828	1.4496	1.2942	1.4496	1.3600
Low	1.2451	1.2040	1.2970	1.2040	1.2718	1.2988
Average Rate During Period	1.2715	1.2470	1.3651	1.2535	1.3415	1.3269
Rate at End of Period	1.2886	1.2394	1.3628	1.2678	1.2732	1.2988

On May 27, 2022, the last Business Day in the United States immediately prior to the Announcement Date, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = C$1.2738 or C$1.00 = US$0.7851. On October 18, 2022, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = C$1.3756 or C$1.00 = US$0.7270.

The following table sets forth the high and low daily exchange rates for one United States dollar expressed in British pounds sterling for each period indicated, the average of the daily exchange rates for each period indicated and the exchange rate at the end of the period, based on the daily exchange rates provided by the United States Federal Reserve.

	Six Months Ended June 30			Year ended December 31
	2022	2021	2020	2021	2020	2019
High	0.8326	0.7395	0.8702	0.7583	0.8702	0.8287
Low	0.7287	0.7048	0.7579	0.7048	0.7320	0.7491
Average Rate During Period	0.7714	0.7199	0.7943	0.7268	0.7803	0.7837
Rate at End of Period	0.8222	0.7243	0.8085	0.7407	0.7320	0.7536

On May 27, 2022, the last Business Day in the United States immediately prior to the Announcement Date, the average daily exchange rate as reported by the United States Federal Reserve was US$1.00 = £0.7928 or £1.00 = US$1.2613. On October 18, 2022, the average daily exchange rate as reported by the Bank of England was US$1.00 = £0.8832 or £1.00 = US$1.1322.

The following table sets forth the high and low daily exchange rates for one United States dollar expressed in South African rand for each period indicated, the average of the daily exchange rates for each period indicated and the exchange rate at the end of the period, based on the daily exchange rates provided by the United States Federal Reserve.

	Six Months Ended June 30			Year ended December 31
	2022	2021	2020	2021	2020	2019
High	16.3100	15.5350	19.0400	16.2250	19.0400	15.4150
Low	14.4775	13.4500	14.1220	13.4500	14.1220	13.2850
Average Rate During Period	15.3981	14.5272	16.6991	14.7751	16.4932	14.4475
Rate at End of Period	16.3100	14.2900	17.3525	15.9300	14.6500	13.973

On May 27, 2022, the last Business Day in the United States immediately prior to the Announcement Date, the average daily exchange rate as reported by the United States Federal Reserve was US$1.00 = ZAR15.5875 or ZAR1.00 = US$0.0642. On October 18, 2022, the average daily exchange rate as reported by the South African Reserve Bank was US$1.00 = ZAR18.0170 or ZAR1.00 = US$0.0555.

Scientific and Technical Information

All mineral reserves and mineral resources for Yamana have been estimated in accordance with the standards of the CIM and NI 43-101. All mineral resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimation of “measured”, “indicated” or “inferred” mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable mineral reserves. The estimation of “inferred” mineral resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of mineral resources. It cannot be assumed that all or any part of a “measured”, “indicated” or “inferred” mineral resource will ever be upgraded to a higher category or converted into a mineral reserve. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. Investors are cautioned not to assume that any part or all of a “measured”, “indicated” or “inferred” mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. An estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred mineral resources in an estimation are uncertain in nature and there has been insufficient exploration to define such inferred mineral resources as an indicated mineral resource or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated mineral resource or measured mineral resource category. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as mineral reserves. The mineral resources in this Circular were reported using CIM Standards.

Additional information about each of Yamana’s material mineral projects, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources, can be found in the Yamana AIF and in the current technical reports for each of Yamana’s material mineral projects, all of which are available under Yamana’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

NOTICE TO YAMANA SECURITYHOLDERS IN THE UNITED STATES

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The offer and sale of the Consideration Shares issuable to Yamana Shareholders, including holders of Yamana Depositary Interests, in exchange for their Yamana Shares (including the Yamana Shares underlying their Yamana Depositary Interests, as applicable) pursuant to the Arrangement have not been registered under the U.S. Securities Act or applicable state U.S. Securities Laws, and are being issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in the section 3(a)(10) thereof on the basis of the approval of the Court as described under “Regulatory Matters and Approvals – U.S. Securities Law Matters”, and exemptions from registration under applicable state U.S. Securities Laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by Law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all Persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered.

The Court issued the Interim Order on October 19, 2022 and, subject to the approval of the Arrangement by the Yamana Shareholders, a hearing on the application for the Final Order is expected to take place on or about November 23, 2022 at 12:00 p.m. (Toronto time). All Yamana Shareholders, including holders of Yamana Depositary Interests, are entitled to appear and be heard at this hearing. The Final Order, if granted, will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act set forth in the section 3(a)(10) thereof with respect to the issuance of the Consideration Shares to be received by Yamana Shareholders, including holders of Yamana Depositary Interests, in exchange for their Yamana Shares (including the Yamana Shares underlying their Yamana Depositary Interests, as applicable) pursuant to the Arrangement upon completion of the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order. See “Regulatory Matters and Approvals – Court Approvals”.

Yamana is organized under the Laws of Canada and is a “foreign private issuer” as defined under Rule 3b-4 of the U.S. Exchange Act. The solicitations of proxies for the Yamana Meeting are not subject to the requirements of sections 14(a) and 14(c) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Circular are being made in the United States in accordance with Canadian corporate and securities Laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Yamana Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Information concerning the operations of Yamana contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The financial statements of Yamana were prepared in accordance with IFRS, which differs from generally accepted accounting principles in the United States in certain material respects and thus may not be comparable to financial statements and information of United States companies prepared in accordance with generally accepted accounting principles in the United States. See also “General Information – Presentation of Financial Information”.

The historical financial statements of Yamana and Gold Fields included or incorporated by reference in this Circular, as applicable, have been prepared in U.S. dollars and prepared in accordance with IFRS and the unaudited condensed pro forma consolidated financial statements of Gold Fields have been prepared by Gold Fields in U.S. dollars. The consolidated financial statements of Yamana as at and for the years ended December 31, 2021 and 2020 are subject to audit under the auditing standards of the PCAOB. Yamana’s auditors are required to be independent with respect to Yamana within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and in accordance with the U.S. Securities Laws and the applicable rules and regulations of the SEC and the PCAOB. The Gold Fields consolidated financial statements are subject to audit under the auditing standards of the PCAOB. Gold Fields’ auditors are required to be independent with respect to Gold Fields in accordance with the U.S. Securities Laws and the applicable rules and regulations of the SEC and the PCAOB.

Yamana Securityholders subject to United States federal taxation should be aware that the Arrangement and the acquisition, ownership and disposition of the Consideration pursuant to the Arrangement described herein may have tax consequences to them under the tax Laws of Canada, the United States, the United Kingdom and South Africa. Yamana Securityholders are advised to review the summaries contained in this Circular under the headings “Certain Income and Other Tax Considerations – Certain Canadian Federal Income Tax Considerations”, “Certain Income and Other Tax Considerations – Certain United States Federal Income Tax Considerations”, “Certain Income and Other Tax Considerations – Certain United Kingdom Tax Considerations” and “Certain Income and Other Tax Considerations – Certain South African Income Tax Considerations”, respectively, and are urged to consult their own tax advisors regarding the tax consequences to them of the Arrangement and the acquisition, ownership and disposition of the Consideration in light of their particular situation, as well as any tax consequences that may arise under the Laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The Consideration Shares to be issued to Yamana Shareholders, including holders of Yamana Depositary Interests, pursuant to the Arrangement will not be subject to transfer restrictions under U.S. federal Securities Laws, except by Persons who are affiliates (as defined in Rule 144) of Gold Fields after the Effective Date, or were affiliates of Gold Fields within 90 days prior to the Effective Date. Persons who may be deemed to be affiliates of an issuer (as defined in Rule 144) include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Typically, Persons who are directors, executive officers or 10% or greater shareholders of an issuer are considered to be its affiliates. Any resale of Consideration Shares by such an affiliate or former affiliate may be subject to the registration requirements of the U.S. Securities Act, absent an available exemption therefrom, such as the exemptions contained in Rule 144 or Rule 904 of Regulation S. See “Regulatory Matters and Approvals – U.S. Securities Law Matters”.

The enforcement by Yamana Shareholders, including holders of Yamana Depositary Interests, of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Yamana is organized under the Laws of Canada, being a jurisdiction outside the United States, that some of its directors and officers and the experts named in this Circular and the documents incorporated by reference herein are not residents of the United States and that all or a substantial portion of its assets and such Persons may be located outside the United States. As a result, it may be difficult or impossible for U.S. Yamana Shareholders, including holders of Yamana Depositary Interests in the U.S., to effect service of process within the United States upon Yamana, such officers and directors or the experts named herein or in the documents incorporated by reference, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under U.S. Securities Laws. In addition, U.S. Yamana Shareholders, including holders of Yamana Depositary Interests in the U.S., should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such Persons predicated upon civil liabilities under U.S. Securities Laws; or (b) would enforce, in an original action, liabilities against such Persons predicated upon civil liabilities under U.S. Securities Laws.

No broker, dealer, salesperson or other Person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Yamana or Gold Fields.

Cautionary Note to Yamana Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

The mineral resource and mineral reserve estimates of Yamana contained in and incorporated by reference in this Circular have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the SEC. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Circular and the documents incorporated by reference herein may not be comparable to similar information made public by U.S. companies pursuant to SEC disclosure requirements.

INFORMATION CONCERNING THE HOLDERS OF YAMANA DEPOSITARY INTERESTS

Voting by Holders of Yamana Depositary Interests

Voting by Submitting Voting Instructions

A Yamana Depositary Interest is a depositary interest which represents an entitlement to one underlying Yamana Share, issued and administered by Computershare UK. As holders of Yamana Depositary Interests are not the registered owners of the underlying Yamana Shares, Computershare Trust Company NA, the custodian of the underlying Yamana Shares, is entitled to vote at the Yamana Meeting at the instructions of holders of Yamana Depositary Interests.

For holders of Yamana Depositary Interests, a Form of Instruction accompanies this Circular. To ensure their vote is counted at the Yamana Meeting, holders of Yamana Depositary Interests should complete and submit the accompanying Form of Instruction in accordance with the instructions set out therein, by no later than 4:00 p.m. (Toronto time) on November 16, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is three days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting. Additional copies of the Form of Instruction will also be available on Yamana’s website at www.yamana.com.

Alternatively, holders of Yamana Depositary Interests may transmit voting instructions by utilising the CREST voting service in accordance with the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members and those CREST members who have appointed a voting service provider should refer to their CREST sponsor or voting service provider, who will be able to take appropriate action on their behalf. In order for instructions made using the CREST voting service to be valid, the appropriate CREST message (a “CREST Voting Instruction”) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST Manual, a copy of which is available at www.euroclear.com.

To be effective, the CREST Voting Instruction must be transmitted so as to be received by Yamana’s agent (3RA50) by no later 4:00 p.m. (Toronto time) on November 16, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is three days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the CREST Voting Instruction by the CREST applications host) from which Yamana’s agent is able to retrieve the CREST Voting Instruction by enquiry to CREST in the manner prescribed by CREST. Holders of Yamana Depositary Interests and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the transmission of CREST Voting Instructions. It is the responsibility of the Yamana Depositary Interest holder concerned to take, or, if the Yamana Depositary Interest holder is a CREST personal member or sponsored member or has appointed a voting service provider, to cause the CREST sponsor or voting service provider to take, such action as is necessary to ensure that a CREST Voting Instruction is transmitted by means of the CREST voting service by any particular time. For further detail, Yamana Depositary Interest holders and, if applicable, their CREST sponsors or voting service providers, should refer to those sections of the CREST Manual concerning practical limitations of the CREST system and timing.

Voting by Live Internet Webcast or in Person

Holders of Yamana Depositary Interests who wish to, or who wish to appoint another person to attend, ask questions and vote in person or online in real time at the Yamana Meeting must appoint themselves or their appointee as proxyholder by notifying Computershare UK by email at !UKALLDITeam2@computershare.co.uk prior to 4:00 p.m. (Toronto time) on November 16, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is three days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting, and providing Computershare UK with all of the information requested by Computershare UK. By notifying Computershare UK and providing all of the information requested by Computershare UK, such holder of Yamana Depositary Interests will be instructing Computershare Trust Company NA, the custodian of the Yamana Shares underlying the Yamana Depositary Interests, to appoint such holder of Yamana Depositary Interests or such other person, as applicable, as such custodian’s proxyholder. Once a holder of Yamana Depositary Interests has notified Computershare UK as set out above and provided Computershare UK with all of the information requested by Computershare UK, such holder or its appointee will be permitted to attend, ask questions and vote in person or, subject to completing the additional steps below, online in real time at the Yamana Meeting.

In addition, in order to attend, ask questions and vote online in real time at the Yamana Meeting, or appoint another person to do the foregoing, holders of Yamana Depositary Interests must also take the additional step of registering themselves or their appointee as a proxyholder with Computershare after it has notified Computershare UK and provided all of the information requested by Computershare UK. To do so, such Non-Registered Yamana Shareholder must access www.computershare.com/Yamana by no later than 4:00 p.m. (Toronto time) on November 17, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting, and provide Computershare with their or their appointee’s, as applicable, contact information so that Computershare may register such holder of Yamana Depositary Interests or their appointee, as applicable, and provide them or their appointee, as applicable, with a username for the Yamana Meeting via email. This username will allow a holder of Yamana Depositary Interests or their appointee, as applicable, to log in to the live webcast and vote online in real time at the Yamana Meeting. The failure of a holder of Yamana Depositary Interests to notify Computershare UK and provide all of the information requested by Computershare UK or to register themselves or their appointee, as applicable, as a proxyholder with Computershare may result in such holder of Yamana Depositary Interests or their appointee, as applicable, not receiving a username, which will prevent such holder of Yamana Depositary Interests or their appointee, as applicable, from being able to ask questions or vote online in real time at the Yamana Meeting and only being able to attend the Yamana Meeting online as a guest. Guests will not be permitted to vote or ask questions online in real time at the Yamana Meeting.

Holders of Yamana Depositary Interests who wish to attend, ask questions and vote in person at the Yamana Meeting, or appoint another person to do the foregoing, do not need to register their appointment with Computershare online. Holders of Yamana Depositary Interests, or their appointees, who have appointed themselves as proxyholder by notifying Computershare UK and providing all of the information requested by Computershare UK, and who plan to attend and vote in person at the Yamana Meeting must register with Yamana’s transfer agent, Computershare, when they arrive at the Yamana Meeting to ensure that their vote will be counted. If a holder of Yamana Depositary Interests, or an appointee, who has duly appointed itself as proxyholder is declined access to the Yamana Meeting due to public health concerns or protocols, such holder of Yamana Depositary Interests or appointee, as applicable, will be given an opportunity to leave their completed ballot with the scrutineer outside of the Yamana Meeting.

The completion and return of the Form of Instruction or CREST Voting Instruction will not preclude a holder of Yamana Depositary Interests or its appointee from attending the Yamana Meeting in person or online. However, if a holder of Yamana Depositary Interests or its appointee attends the Yamana Meeting in person or online and votes again at the Yamana Meeting, they will be revoking any and all previously submitted Forms of Instruction or CREST Voting Instructions. If a holder of Yamana Depositary Interests, or its appointee, does not wish to revoke all previously submitted Forms of Instruction or CREST Voting Instructions, they must not vote again in person or online at the Yamana Meeting or must only attend the Yamana Meeting in person or online as a guest.

See “Information Concerning the Yamana Meeting – Attending the Yamana Meeting Online” and “Information Concerning the Yamana Meeting – Attending the Yamana Meeting in Person” for the instructions that a holder of Yamana Depositary Interests, or its appointee, must follow in order to attend, ask questions and vote online in real time or in person at the Yamana Meeting.

If a holder of Yamana Depositary Interests does not take the actions described above in order to appoint itself, or another person, as proxyholder, such holder of Yamana Depositary Interests or its appointee will only be able to attend the Yamana Meeting as a guest. Guests can log into the Yamana Meeting online and listen to the Yamana Meeting or attend the Yamana Meeting in person, but will not be able to ask questions or vote online in real time or in person. See “Information Concerning the Yamana Meeting – Attending the Yamana Meeting Online” for instructions on how a guest can log into the Yamana Meeting online and listen to the Yamana Meeting.

Revocation of Voting Instructions

Holders of Yamana Depositary Interests that wish to change their vote must either (a) if they have voted by way of CREST Voting Instruction, revoke or amend their previously submitted CREST Voting Instruction in accordance with the procedures described in the CREST Manual, or (b) if they have voted by way of Form of Instruction, arrange for Computershare UK to revoke or amend such previously submitted Form of Instruction by notifying Computershare UK by email at !UKALLDITeam2@computershare.co.uk prior to 4:00 p.m. (Toronto time) on November 16, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is three days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting. In addition, if a holder of Yamana Depositary Interests, or its appointee, attends the Yamana Meeting in person or online and votes again at the Yamana Meeting, they will be revoking any and all previously submitted Forms of Instruction or CREST Voting Instructions. If a holder of Yamana Depositary Interests, or its appointee, does not wish to revoke all previously submitted Forms of Instruction or CREST Voting Instructions, they must not vote again in person or online at the Yamana Meeting or may only attend the Yamana Meeting in person or online as a guest.

Procedure for Exchange of Yamana Depositary Interests for Consideration Shares and Excess Share Proceeds

Holders of Yamana Depositary Interests are entitled to participate in the Arrangement. Holders of Yamana Depositary Interests will not need to take any action to receive the Consideration that they are entitled to receive pursuant to the Arrangement and will not be provided with, and will not need to submit, a Letter of Transmittal. At the Effective Time, holders of Yamana Depositary Interests will cease to own Yamana Depositary Interests and will receive the applicable Consideration for each Yamana Depositary Interest held, regardless of whether or not such holder provided an instruction to vote for or against the Arrangement. The Consideration Shares to be received by holders of Yamana Depositary Interests will be issued in the form of Gold Fields ADSs in the same name and address as such holder’s Yamana Depositary Interests are recorded on the register of Yamana Depositary Interests. The Depositary will deliver DRS Statement(s) representing the Gold Fields ADSs that each such Yamana Depositary Interest holder is entitled to receive pursuant to the Plan of Arrangement as soon as reasonably practicable after the Effective Date. The DRS Statement(s) will be delivered to the address recorded for each holder on the Yamana Depositary Interest register.

To receive the Consideration Shares that a holder of Yamana Depositary Interests is entitled to receive pursuant to the Arrangement in the form of Gold Fields Shares, such holder must (a) withdraw the Yamana Shares underlying its Yamana Depositary Interests from CREST in accordance with the procedures described in the CREST Manual and have such Yamana Shares registered in the name of such holder, thus becoming a Registered Yamana Shareholder; (b) complete the steps applicable to Registered Yamana Shareholders, as set out under “The Arrangement – Procedure for Exchange of Yamana Shares for Consideration Shares and Excess Share Proceeds and Letter of Transmittal”, in order to make a valid election as to the form of Consideration Shares that they are entitled to receive under the Arrangement.

Unless the above steps are taken by holders of Yamana Depositary Interests, the Consideration Shares that such holder of Yamana Depositary Interests is entitled to receive pursuant to the Arrangement will be in the form of Gold Fields ADSs.

Holders of Yamana Depositary Interests should contact Computershare UK at The Pavillions, Bridgwater Road, Bristol BS99 6ZY or by email at !UKALLDITeam2@computershare.co.uk, if they have any questions or need additional information or assistance with withdrawing the Yamana Shares underlying their Yamana Depositary Interests from CREST and having such Yamana Shares registered in the name of such holder.

Following the Arrangement, the Consideration Shares will not be listed on the LSE.

As soon as reasonably practicable after the Effective Time, the Excess Share Proceeds that each Yamana Depositary Interest holder is entitled to receive pursuant to the Arrangement shall be remitted to each Yamana Depositary Interest holder by way of a CREST payment obligation in favour of such holder’s payment bank in accordance with CREST payment arrangements.

Impact of Completion of the Arrangement on the Yamana Depositary Interests and the Yamana Depositary Interest Facility

Following completion of the Arrangement, the Yamana Shares will be delisted from the LSE as promptly as possible. With effect from the Effective Time, all of the outstanding Yamana Depositary Interests, and the facility pursuant to which the Yamana Depositary Interests were issued, will be cancelled.

Exercise of Dissent Rights

Only Registered Yamana Shareholders entitled to vote at the Yamana Meeting may dissent. If a holder of Yamana Depositary Interests wishes to exercise Dissent Rights, such holder must first withdraw the Yamana Shares underlying its Yamana Depositary Interests from CREST in accordance with the procedures described in the CREST Manual and then have such Yamana Shares registered in the name of such holder, thus becoming a Yamana Registered Shareholder, prior to the time the written objection to the Arrangement Resolution is required to be received by Yamana. Holders of Yamana Depositary Interests should contact Computershare UK at The Pavillions, Bridgwater Road, Bristol BS99 6ZY or by email at !UKALLDITeam2@computershare.co.uk, if they have any questions or need additional information or assistance with withdrawing the Yamana Shares underlying their Yamana Depositary Interests from CREST and having such Yamana Shares registered in the name of such holder. For information on how a Registered Yamana Shareholder may exercise Dissent Rights, see “Rights of Dissenting Shareholders”.

Questions for Holders of Yamana Depositary Interests

If you are a holder of Yamana Depositary Interests and have questions or require more information with regards to your Yamana Depositary Interests and the impact of the Arrangement on your Yamana Depositary Interests, you may contact Computershare UK by email at !UKALLDITeam2@computershare.co.uk.

FORWARD-LOOKING INFORMATION

This Circular contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian and United Kingdom securities legislation. Except for statements of historical fact, information contained herein constitutes forward-looking statements, including, but is not limited to, any information as to (a) the future growth, results of operations, performance, business prospects and opportunities of Yamana and Gold Fields; (b) the Arrangement; (c) the integration of Yamana’s business with the existing operations of Gold Fields; (d) the impact of the Arrangement on the financial position of Yamana; and (e) the outlook for Yamana and Gold Fields’ respective businesses and the mining industry generally based on information currently available. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward-looking information included in this Circular includes, without limitation, statements with respect to:

•	the Yamana Meeting;

•	the Gold Fields Meeting;

•	the solicitation of proxies by Yamana and its strategic shareholder advisor and proxy solicitation agent;

•	the reasons for, and anticipated benefits of, the Arrangement to Yamana and its securityholders, including corporate, operational, financial, scale and other synergies;

•	the structure, steps, timing and effects of the Arrangement, including expectations regarding whether the Arrangement will be completed, the principal steps of the Arrangement, including whether the conditions to completion of the Arrangement will be satisfied, and the anticipated timing for the Effective Date;

•	the Combined Company’s future plans, business prospects and performance, growth potential, financial strength, market profile, revenues, working capital, costs, capital expenditures, investment valuations, income, margins, access to capital, and overall strategy and performance;

•	estimates of future gold production; estimates regarding future cost reductions, synergies, including pre-tax synergies and expectations of improved efficiencies, financial flexibility, future innovation and integration opportunities;

•	comparisons of the Combined Company to senior gold peers;

•	expectations regarding the Combined Company’s environmental, social and governance initiatives;

•	expectations regarding future balance sheet strength and credit ratings of the Combined Company;

•	expectations regarding future equity and enterprise value;

•	expectations regarding the development of the Combined Company’s development assets and ability to fund growth projects;

•	the anticipated mineral reserves and mineral resources of the Combined Company;

•	the anticipated number of Gold Fields Shares and Gold Fields ADSs to be issued in connection with the Arrangement, including Gold Fields ADSs to be issued in exchange for the Yamana RSUs pursuant to the Plan of Arrangement, the expected total capitalization of Gold Fields on a consolidated basis following completion of the Arrangement and the ratio of the Gold Fields Shares and Gold Fields ADSs to be held by Former Yamana Shareholders and Former Gold Fields Shareholders, respectively, following completion of the Arrangement;

•	expectations regarding the value and nature of the consideration payable to Yamana Securityholders pursuant to the Arrangement;

•	expectation regarding the process and timing of delivery of the Consideration to Yamana Shareholders, including holders of Yamana Depositary Interests, following the Effective Time;

•	expectations as to the delivery of the Consideration to the Depositary by Gold Fields;

•	the expected expenses associated with the Arrangement;

•	the consequences to Yamana and Yamana Securityholders if the Arrangement is not completed;

•	expectations regarding the timing and receipt of Yamana Shareholder Approval and Gold Fields Shareholder Approval;

•	Court approval of the Arrangement, including the receipt, timing and conditions of the Final Order;

•	expectations regarding the receipt, timing and conditions of all necessary regulatory and third party approvals, including, without limitation, receipt of the Investment Canada Act Approval, and the expiration of all relevant waiting periods;

•	the satisfaction of conditions for listing the Gold Fields Shares and Gold Fields ADSs issuable in exchange for the Yamana Shares and the Gold Fields ADSs issuable in exchange for the Yamana RSUs pursuant to the Plan of Arrangement on the JSE and the NYSE, as applicable, and the timing thereof;

•	expectations regarding the listing of the Gold Fields ADSs on the TSX following completion of the Arrangement;

•	the ability of the Parties to satisfy the other conditions to the Arrangement;

•	the expectation that, subject to applicable Laws, Yamana will cease to be a reporting issuer following completion of the Arrangement and the Yamana Shares will be delisted from the TSX, the NYSE and the LSE, following completion of the Arrangement;

•	the treatment of Yamana Equity Awards held by directors and officers of Yamana;

•	the consideration and compensation, if any, to be paid to the directors and officers of Yamana following completion of the Arrangement;

•	the availability of the exemption under section 3(a)(10) of the U.S. Securities Act to the Consideration Shares issuable under the Arrangement;

•	the exercise of Dissent Rights by Registered Yamana Shareholders with regards to the Arrangement;

•	the expected tax treatment of the Arrangement on Yamana Shareholders, including holders of Yamana Depositary Interests;

•	the composition of the shareholders, board of directors and management team of the Combined Company;

•	the governance and management structure of the Combined Company;

•	the corporate and capital structure of the Combined Company;

•	the anticipated capitalization of the Combined Company on a consolidated basis following completion of the Arrangement;

•	the anticipated dividend policy of the Combined Company following completion of the Arrangement; and

•	other events or conditions that may occur in the future.

Furthermore, the unaudited pro forma financial information set forth in this Circular should not be interpreted as indicative of the financial position or other results of operations had Yamana and Gold Fields operated as a combined entity as at or for the periods presented, and such information does not purport to project the Combined Company’s results of operations for any future period. As such, undue reliance should not be placed on such unaudited pro forma financial information.

Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include:

•	the ability of the Parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, stock exchange, Court and shareholder approvals, including but not limited to the receipt of Investment Canada Act Approval, the Yamana Shareholder Approval, the Gold Fields Shareholder Approval and the Final Order;

•	the ability of the Parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement and the completion of the Arrangement on expected terms;

•	the ability to successfully integrate Yamana and Gold Fields in a timely manner following completion of the Arrangement;

•	customer demand for the Combined Company’s products following completion of the Arrangement;

•	the ability of the Combined Company to maintain and grow its mineral resource and mineral reserve base through the development of growth projects and other development assets;

•	the sufficiency of budgeted capital expenditures in carrying out planned operations and activities; the availability and cost of labour and services;

•	the success of the Combined Company’s future operations;

•	future operating costs;

•	the impact of the Arrangement and the dedication of substantial resources from the Parties to pursuing the Arrangement on the Parties’ ability to maintain their current business relationships (including with current and prospective employees, customers, distributors, suppliers and partners) and their current and future operations, financial condition and prospects;

•	the impact of COVID-19 on the businesses of Yamana and Gold Fields, the economy in general and commodity prices;

•	no unforeseen changes in the legislative and operating framework for the business of Yamana and Gold Fields, as applicable;

•	risks related to the Arrangement, including but not limited to:

o	that the conditions to completion of the Arrangement may not be satisfied, including the listing of the Consideration Shares on the JSE and the NYSE, as applicable;

o	the TSX may not approve the listing of the Gold Fields ADSs on the TSX;

o	Gold Fields and Yamana may not receive the requisite approvals of their respective shareholders;

o	required regulatory and third party approvals necessary to complete the Arrangement, including the Investment Canada Act Approval, may not be obtained, or conditions may be imposed in connection with such approvals that will increase the costs associated with the Arrangement or have other negative implications for the Combined Company on a consolidated basis following completion of the Arrangement;

o	the Arrangement Agreement may be terminated by either Party in certain circumstances;

o	the failure to complete the Arrangement could negatively impact Yamana and have an adverse effect on its current and future operations, financial condition and prospects;

o	the market value of the Consideration Shares to be issued in connection with the Arrangement has and may continue to fluctuate between the date of the Arrangement Agreement and the completion of the Arrangement;

o	the Parties will incur substantial costs in connection with the proposed Arrangement, even if the Arrangement is not completed and, in certain circumstances, Yamana may be required to pay the Yamana Termination Fee to Gold Fields if the Arrangement is not completed;

o	the Yamana Termination Fee may discourage third parties from attempting to acquire Yamana; the Arrangement Agreement contains provisions that restrict the ability of Yamana and the Yamana Board to pursue alternatives to the Arrangement and to conduct its business;

o	the focus of management’s time and attention on the Arrangement may detract from other aspects of the respective businesses of Yamana and Gold Fields;

o	the exercise of Dissent Rights may impact Yamana’s cash resources or result in the Arrangement not being completed;

o	litigation relating to the Arrangement may be commenced which may prevent, delay or give rise to significant costs or liabilities on the part of Yamana or Gold Fields;

o	the tax consequences of the Arrangement may differ from anticipated treatment, including due to the fact that Yamana may have been classified as a PFIC and that the Combined Company will be subject to tax in various countries;

o	the directors, officers and employees of Yamana may have interests in the Arrangement that differ from those of Yamana Shareholders;

o	the Yamana Fairness Opinions do not reflect changes in circumstances that have or may occur since the date of the Arrangement Agreement; and

o	the Arrangement may be delayed and business affected due to outbreaks of communicable disease, including COVID-19;

•	risks related to the Combined Company, including:

o	the anticipated benefits and value creation from the Arrangement may not be realized, or may not be realized in the expected timeframes;

o	the business of Yamana and Gold Fields may not be successfully integrated following completion of the Arrangement, including loss of key employees and the risk that the Combined Company may not be able to retain key employees of Yamana or Gold Fields following completion of the Arrangement;

o	dilution and share price volatility of the Gold Fields Shares and Gold Fields ADSs following completion of the Arrangement, including a material decrease in the trading price of the Gold Fields Shares and Gold Fields ADSs may occur which could be sustained following the Effective Date;

o	holders of Gold Fields Shares and Gold Fields ADSs have different rights than holders of Yamana Shares;

o	the trading liquidity of the Gold Fields Shares and Gold Fields ADSs may differ from the Yamana Shares as a result of the stock exchanges on which such securities are traded;

o	holders of Gold Fields ADSs have different rights than holders of Gold Fields Shares and the valuation between the two may differ;

o	Yamana Shareholders may not be able to effect service of process within Canada upon the Combined Company;

o	the completion of the Arrangement may result in ratings organizations taking actions that may adversely affect the Combined Company;

o	risks relating to certain of the jurisdictions in which the Combined Company will operate, in respect of which there have been recent changes and/or proposed changes in mining Laws and/or tax Laws and where governments may seek a greater share of mineral wealth;

o	political instability in certain of the jurisdictions in which the Combined Company will operate;

o	the Parties may discover previously undisclosed liabilities following the Effective Date, including the failure by a party to comply with applicable Laws prior to completion of the Arrangement could subject the Combined Company to penalties and other adverse consequences following completion of the Arrangement;

o	the actual performance, financial condition and results of operations of the Combined Company may differ from the Projections prepared by management of Yamana when it considered the Arrangement and the unaudited pro forma financial information of the Combined Company; and

o	the dividend policy of the Combined Company;

•	there may be competing offers for Yamana or Gold Fields which arise as a result of or in connection with the proposed Arrangement;

•	Yamana’s and Gold Fields’ operations near communities may cause such communities to regard its operations as being detrimental to them;

•	disruption of supply routes which may cause delays in construction and mining activities at Yamana’s or Gold Fields’ more remote properties;

•	currency fluctuations, gold price volatility and fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity), and the availability and increased costs associated with mining inputs and labour;

•	increased costs, delays, suspensions and technical challenges associated with the construction of capital projects;

•	operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems;

•	the failure to comply with environmental and health and safety Laws and regulations, and the timing of receipt of, or failure to comply with, necessary permits and approvals; risk of loss due to acts of war, terrorism, sabotage and civil disturbances;

•	risks related to litigation and contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure risks associated with working with partners in jointly controlled assets;

•	increased costs and physical risks, including extreme weather events and resource shortages, related to climate change;

•	discrepancies between actual and estimated production for both Yamana and Gold Fields;

•	mineral reserves and mineral resources and metallurgical recoveries;

•	mining operational and development risks;

•	risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks);

•	regulatory restrictions (including environmental regulatory restrictions and liability);

•	changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of Laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which Yamana or Gold Fields carry on business, or may carry on business in the future;

•	the speculative nature of gold exploration;

•	the global economic climate;

•	competition,

as well as those factors and risks discussed or referred to in the section entitled “Risk Factors” of this Circular and in Schedule I and Schedule J attached to this Circular, and in other documents incorporated by reference in this Circular, including but not limited to, the Yamana AIF, the Yamana Annual MD&A and Yamana Interim MD&A, filed with the securities regulatory authorities in all provinces of Canada and the United States and available under Yamana’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Although Yamana has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. Forward-looking statements contained in this Circular and in the documents incorporated by reference herein are made as of the date of such information and, accordingly, are subject to change after such date. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Yamana undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable Law. The reader is cautioned not to place undue reliance on forward-looking statements.

EXECUTIVE SUMMARY

The following is a summary of certain information contained or incorporated by reference in this Circular, including its Schedules. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, the attached Schedules and in the documents incorporated by reference, all of which are important and should be reviewed carefully. Capitalized terms used in this summary without definition have the meanings ascribed to them in the “Glossary of Terms”. Shareholders are urged to read this Circular, the attached Schedule and the documents incorporated by reference carefully and in their entirety.

Information Concerning the Yamana Meeting

The Yamana Meeting will be held at Design Exchange Toronto-Dominion Centre, 234 Bay Street, Toronto, Ontario and online at https://web.lumiagm.com/497366151, password: yamana2022 (case sensitive), at 10:00 a.m. (Toronto time) on November 21, 2022, subject to any adjournment or postponement thereof.

The Yamana Board has fixed, and the Interim Order provides for, the close of business on October 18, 2022, as the Record Date for the determination of Yamana Shareholders that will be entitled to receive notice of the Yamana Meeting, and any adjournment or postponement thereof, and that will be entitled to vote at the Yamana Meeting. Only Registered Yamana Shareholders, or their duly appointed proxyholders, at the close of business on the Record Date will be entitled to receive notice of the Yamana Meeting and to vote on the Arrangement Resolution.

At the Yamana Meeting, Yamana Shareholders will be asked to approve the Arrangement Resolution, the full text of which is set out in Schedule A to this Circular. In order for the Arrangement to become effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least 66 2/3% of the votes cast by Yamana Shareholders present in person (or online) or represented by proxy and entitled to vote at the Yamana Meeting. Each Yamana Shareholder of record at the close of business on the Record Date shall be entitled to vote on the Arrangement Resolution.

The Yamana Board has approved the terms of the Arrangement Agreement and the Plan of Arrangement and unanimously recommends that the Yamana Shareholders vote IN FAVOUR of the Arrangement Resolution.

See “Business of the Meeting”, “Information Concerning the Holders of Yamana Depositary Interests – Voting by Holders of Yamana Depositary Interests”, “Information Concerning the Yamana Meeting and “Regulatory Matters and Approvals – Shareholder Approvals – Yamana Shareholder Approval”.

The Arrangement

On May 31, 2022, Gold Fields and Yamana entered into the Arrangement Agreement pursuant to which Gold Fields agreed to acquire all of the issued and outstanding Yamana Shares. The Arrangement will be effected pursuant to a court-approved plan of arrangement under the CBCA involving, among others, Yamana and Gold Fields, pursuant to the terms of the Arrangement Agreement, the Interim Order and the Final Order. If completed, the Arrangement will result in a wholly-owned subsidiary of Gold Fields acquiring all of the issued and outstanding Yamana Shares on the Effective Date, Yamana will become a wholly-owned subsidiary of Gold Fields and Gold Fields will continue the operations of Gold Fields and Yamana on a combined basis.

Pursuant to the Plan of Arrangement, at the Effective Time, Yamana Shareholders will receive 0.6 of a Consideration Share for each Yamana Share or Yamana Depositary Interest held at the Effective Time. Former Yamana Shareholders and Former Gold Fields Shareholders are expected to own approximately 39% and 61%, respectively, of the Gold Fields Shares, and thus the Combined Company, immediately following completion of the Arrangement (on a non-diluted basis), in each case based on the number of Yamana Shares and Gold Fields Shares issued and outstanding as of May 30, 2022.

See “The Arrangement – Details of the Arrangement”.

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations between representatives of Yamana and Gold Fields and their respective legal and financial advisors, as more fully described herein.

See “The Arrangement – Background to the Arrangement”.

Recommendation of the Yamana Board

The Yamana Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and after consultation with representatives of Yamana’s senior management, its financial and legal advisors and having received and taken into account the Yamana Fairness Opinions and such other matters as it considered necessary and relevant, including the factors set out below under the heading “The Arrangement – Reasons for the Recommendation of the Yamana Board”, unanimously determined that the Arrangement and entering into the Arrangement Agreement is in the best interests of Yamana and authorized Yamana to enter into the Arrangement Agreement and all related agreements. The Yamana Board unanimously recommends that Yamana Shareholders vote IN FAVOUR of the Arrangement Resolution.

The Yamana Board unanimously recommends that Yamana Shareholders vote IN FAVOUR of the Arrangement Resolution.

See “The Arrangement – Recommendation of the Yamana Board”.

Reasons for the Recommendation of the Yamana Board

In reaching its conclusion and formulating its unanimous recommendation, the Yamana Board consulted with Yamana’s senior management and its respective legal and financial advisors. The Yamana Board also reviewed a significant amount of financial and technical information relating to Gold Fields and Yamana and considered a number of factors, including those listed below. The following is a summary of the principal reasons for the unanimous recommendation of the Yamana Board that Yamana Shareholders vote IN FAVOUR of the Arrangement Resolution.

•	Significant premium. The Consideration represents a 33.8% premium to the price of the Yamana Shares based on each company’s 10-day VWAP ending on the last trading day prior to the Announcement Date and a 42% premium to the spot price of the Yamana Shares on the last trading day prior to the Announcement Date. The Consideration implied a valuation for Yamana of US$6.7 billion at the Announcement Date, which the Yamana Board considered to be within the range of the fair value of Yamana at the time. The Exchange Ratio established by Yamana and Gold Fields reflects the relative weighting of values of the two companies at the Announcement Date, the result of which embedded the premium paid to Yamana Shareholders through their 39% continued ownership in the Combined Company. Yamana considered that during the period leading up to the Announcement Date the market price of the Gold Fields Shares had been declining from recent highs, but recognized through its due diligence on Gold Fields that the share price at the time was not properly reflecting Gold Fields’ long-term value. The Yamana Board also recognizes that since the Announcement Date, a further decline in the market price of the Gold Fields Shares has occurred, and that while the current share price is not reflecting the inherent value of Gold Fields, the Exchange Ratio has locked in the long-term value for Yamana Shareholders.

•	Retained ownership of the Combined Company. Upon completion of the Arrangement, it is anticipated that Yamana Shareholders and Gold Fields Shareholders will own approximately 39% and 61% of the Combined Company, respectively. Such ownership levels are in line with the relative consensus contributions of net asset values of the two companies on the Announcement Date.

•	Company scale. The Combined Company will be a top-4 global gold major with a diversified portfolio of high-quality, long-life assets with tangible near and long-term growth opportunities. Yamana Shareholders will retain significant ownership in a globally diversified, senior gold producer, ranked highest by mineral reserve life index relative to senior gold peers, third largest by forecasted gold-equivalent production by 2024 and fourth largest by market capitalization.

•	International presence and regional relevance. With five regional areas in which 14 mines will be managed across premier, rules-based mining jurisdictions including North America, South America, Africa and Australia, the Combined Company will have an increased international presence and regional relevance, with risk mitigated through a balanced geographical spread and majority exposure to OECD (Organization for Economic Co-operation and Development) countries.

•	Management strength and integration. The Yamana Board considered the agreement of the companies to establish a transitionary period in which the Canadian office of Yamana would work with Gold Fields to continue to manage the business and affairs and operations of Yamana. The companies have agreed that those at a Senior Vice President level and below at Yamana will be approached to continue to manage the business during this transitionary period. Executive and non-executive directors of Yamana will not be continuing with the Combined Company.

•	Realization of inherent value and upside potential. In the course of its due diligence investigations of Gold Fields, Yamana confirmed the inherent value underlying the value of the Consideration Shares and identified upside potential in Gold Fields’ assets. In particular, Yamana recognized opportunities to extend the mine life of Gold Fields’ Australian operations and improve the production profile and mine life at Salares Norte as well as continuing with the performance improvements at South Deep, providing a robust and sustainable production level for the next 10 years. The Arrangement will allow Yamana Shareholders to crystallize value for their Yamana Shares and benefit from upside appreciation from further growth and the potential re-rating of the Combined Company’s portfolio as the Combined Company is expected to benefit from peer-leading positioning on key performance metrics such as asset life and production growth relative to the other major gold producers.

•	Strengthened financial position. Gold Fields’ and Yamana’s highly complementary cash flow generation will strengthen the financial position of the Combined Company. Strong near-term operating cash flows from producing assets, healthy balance sheets and staggered major capital investment cycles will provide the Combined Company with greater capacity to fund its project pipeline without compromising balance sheet flexibility or shareholder returns.

•	Industry-leading growth pipeline. The Combined Company will benefit from the significant near-term growth of Gold Fields’ Salares Norte and South Deep mines, and the medium and longer-term growth from Yamana’s Jacobina phased expansion, and the Odyssey, Wasamac and MARA projects as well as additional opportunities in Yamana’s high-quality exploration pipeline. In addition, Yamana's extensive due diligence process, which incorporated the technical and geological expertise of a team that has consistently increased Yamana’s mineral inventories and replaced mining depletion, concluded that several of Gold Fields' assets present exploration and development opportunities for maintaining overall production and cash flow generation at or above current levels. This production will provide a sustainable platform to underpin the growth expected from the combined development pipeline. Among the opportunities identified by Yamana are some mines in Australia and Africa, and in particular Salares Norte, where the average production platform and mine life are anticipated to be higher and longer than that contemplated in the initial mine plan. In particular, the Yamana Board was influenced by the imminent production, as well as the meaningful increases in cash flow, from Salares Norte. Yamana Shareholders would participate and benefit almost immediately both in the form of higher free cash flow yield and growing dividend payouts, as well a potential increase in the market price of the Gold Fields Shares and Gold Fields ADSs based on applying a reasonable multiple to the meaningfully increased cash flows. Ultimately, Yamana’s diligence demonstrated that there was more value inherent in Gold Fields over the short, intermediate and long term than was being reflected in their share price at the time the Arrangement was announced.

•	Complementary cultures and aligned strategic priorities. Both Yamana and Gold Fields are disciplined, value-driven companies focused on operational delivery, prudent capital allocation, portfolio management, responsible growth and strong shareholder returns underpinned by a strong focus on people, particularly their safety, and upholding leading sustainability and ESG (environmental, social and governance) performance. Furthermore, the Combined Company will continue to commit to decarbonisation, environmental, safety and health, diversity and stakeholder value creation targets.

•	Cost Savings. The Combined Company will target initial pre-tax cost savings of approximately $40 million per year over the next 10 years. Initial cost synergies quantified relate to the streamlining of corporate overheads (approximately $25 million per year) and supply chain efficiencies (approximately $15 million per year) resulting from bulk purchase savings in the Americas.

•	Strategic and operational synergies. Yamana believes that there will be significant operational synergies and upside via strategic optimizations resulting from applying the combined technical expertise in top-tier prolific geological regions, the optimization of regional and corporate structures, the sharing of best practices and innovation across sites as well as leveraging the scale of the Combined Company in order to realize the upside value potential inherent in the existing portfolio of assets. These strategic opportunities are expected to significantly enhance the net asset value and cash flow generation of the Combined Company. Priority opportunities include the acceleration and optimization of high-return projects such as Jacobina and Salares Norte, the consolidation of operations in certain regions and the value optimizations from significant growth assets such as Odyssey, Jacobina and MARA in the context of the combined portfolio.

•	Business climate and review of strategic alternatives. The Yamana Board has periodically reviewed a range of strategic alternatives for creating shareholder value, and in the ordinary course of business Yamana has had regular engagement with several industry peers in that regard, including other potential transactions. For a summary of the engagements since early 2020 see “The Arrangement – Background to the Arrangement”. After consultation on the Arrangement with its financial and legal advisors, and after review of the current and prospective business climate in the precious metals mining industry and other strategic opportunities reasonably available to Yamana, including continuation as an independent enterprise, potential acquisitions and various combinations of Yamana or its mineral properties by way of joint venture or otherwise, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Yamana Board believes that the Combined Company will be better positioned to pursue a growth and value maximizing strategy.

•	Value proposition. Yamana has consistently maintained, in the course of market activities and in evaluation of business combinations, as more particularly described elsewhere in the Circular, that the quality of its assets supports considerably more value and upside than ascribed to those assets as reflected in the price of Yamana Shares. Gold Fields reviewed fulsome technical information on all of Yamana’s operating mines and major development projects, including technical reports, life of mine and strategic life of mine plans and exploration data. In agreeing to pay a premium, Gold Fields recognized the Yamana Board view that Yamana had more value than was reflected in the price of Yamana Shares and considerable additional upside potential that would be reflected in the combined company as the complementary nature of both portfolios is expected to drive a combination greater than the sum of its parts. Following the transaction announcement, CIBC completed the CIBC Valuation Report, which was prepared for inclusion in the Gold Fields Circular as part of the listing requirements of the JSE, which estimated value ranges, as of the Valuation Date, for each of Yamana’s operating mines and major development projects that sum to a consolidated value range of US$6.8 to US$8.0 billion.

•	Participation in Gold Fields’ semi-annual dividend. Yamana Shareholders are expected to benefit from Gold Fields’ historic practice of returning value to its shareholders in the form of a semi-annual dividend. Gold Fields has announced that it will revise its dividend policy to enable it to declare an aggregate dividend in respect of each financial year based on 30% to 45% of the normalized profits attributable to Gold Fields Shareholders. Furthermore, and subject to attaining the relevant normalized profits and the applicable legal and board approvals required to declare a dividend, Gold Fields targets paying a dividend at the top end of the revised dividend policy (45% of normalized profits) for the 2023 dividend cycles (being the 2023 interim and final dividends), following completion of the Arrangement.

•	Other factors. The Yamana Board also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of Yamana and Gold Fields, information concerning mineral reserves and mineral resources, business, operations, properties, assets, financial condition, operating results and prospects of each of Yamana and Gold Fields and the historical trading prices of the Yamana Shares, the Gold Fields Shares and the Gold Fields ADSs, taking into account the results of Yamana’s due diligence review of Gold Fields and its properties. The Yamana Board recognizes the significant change in the capital markets and the associated decline of the entire gold sector since the Announcement Date, including the decline in the market price of the Yamana Shares, Gold Fields Shares and Gold Fields ADSs. However, the Yamana Board believes that the current market price of the Gold Fields Shares and Gold Fields ADSs does not reflect the inherent value proposition of the Combined Company, including the current value and upside potential of the respective assets of Yamana and Gold Fields and that the Combined Company will be better positioned for the market to recognize the inherent value of its asset portfolio over time.

See “The Arrangement – Reasons for the Recommendation of the Yamana Board”.

Yamana Fairness Opinions

Canaccord Genuity Fairness Opinion

Pursuant to the terms of an engagement letter dated April 14, 2022, Canaccord Genuity was retained by Yamana to act as one of its financial advisors in connection with the Arrangement. The engagement includes providing Yamana with financial advisory services related to the Arrangement, including providing an opinion to the Yamana Board as to the fairness, from a financial point of view, of the Consideration to be received by the Yamana Shareholders pursuant to the Arrangement.

At a meeting of the Yamana Board held on May 30, 2022 to consider the Arrangement, Canaccord Genuity orally delivered its opinion to the Yamana Board, which was subsequently confirmed in writing. The Canaccord Genuity Fairness Opinion concluded that, as at the date thereof, and based upon and subject to the assumptions, limitations and qualifications set out therein and such other matters as Canaccord Genuity considered relevant, the Consideration to be received by Yamana Shareholders is fair, from a financial point of view, to the Yamana Shareholders. The full text of the Canaccord Genuity Fairness Opinion, setting out, among other things, the scope of review, the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Canaccord Genuity Fairness Opinion, is attached to this Circular as Schedule C. The summary of the Canaccord Genuity Fairness Opinion is qualified in its entirety by the full text of the opinion.

Pursuant to the terms of the engagement letter, Yamana agreed to pay Canaccord Genuity a fixed fee for rendering the Canaccord Genuity Fairness Opinion (which is not contingent on the conclusions reached in the Canaccord Genuity Fairness Opinion or the completion of the Arrangement) and an additional fee that is contingent on completion of the Arrangement. Yamana has also agreed to reimburse Canaccord Genuity for its reasonable out-of-pocket expenses incurred in connection with its services and to indemnify Canaccord Genuity against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

Scotiabank Fairness Opinion

Pursuant to the terms of an engagement letter dated May 21, 2022, Scotiabank was retained by Yamana to provide financial advice to the Yamana Board in considering the Arrangement, including providing an opinion to the Yamana Board as to the fairness, from a financial point of view, of the Consideration to be received by the Yamana Shareholders pursuant to the Arrangement.

At a meeting of the Yamana Board held on May 30, 2022 to consider the Arrangement, Scotiabank orally delivered its opinion to the Yamana Board, which was subsequently confirmed in writing. The Scotiabank Fairness Opinion concluded that, as at the date thereof, and based upon and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Yamana Shareholders pursuant to the Arrangement is fair from a financial point of view to the Yamana Shareholders. The full text of the Scotiabank Fairness Opinion, setting out, among other things, the scope of review, the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Scotiabank Fairness Opinion, is attached to this Circular as Schedule D. The summary of the Scotiabank Fairness Opinion is qualified in its entirety by the full text of the opinion.

Pursuant to the terms of the engagement letter, Yamana agreed to pay Scotiabank a fixed fee for its services as financial advisor, including rendering the Scotiabank Fairness Opinion (which is not contingent on the conclusions reached in the Scotiabank Fairness Opinion or the completion of the Arrangement). Yamana has also agreed to reimburse Scotiabank for its reasonable out-of-pocket expenses incurred in connection with its services and to indemnify Scotiabank against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

See “The Arrangement – Yamana Fairness Opinions”, “Schedule C – Canaccord Genuity Fairness Opinion” and “Schedule D – Scotiabank Fairness Opinion”.

Principal Steps of the Arrangement

The following description of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached to this Circular as Schedule B.

If the Arrangement Resolution is approved at the Yamana Meeting, the Gold Fields Resolutions are approved at the Gold Fields Meeting, the Final Order approving the Arrangement is issued by the Court and the other applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing at the Effective Time, which is expected to be at 12:01 a.m. (Toronto time) on the Effective Date, which is expected to occur in the fourth quarter of 2022. Commencing and effective as at the Effective Time, each of the events set out below will occur and will be deemed to occur sequentially in the following order without any further authorization, act or formality on the part of any Person, unless stated otherwise:

•	each Dissent Share held by a Dissenting Shareholder will be transferred and assigned (free and clear of all Liens) by the holder thereof to Yamana for a debt claim against Yamana (to be settled by Yamana with its own available funds on hand and not funds directly or indirectly provided by Gold Fields, Gold Fields Subco or any affiliate of Gold Fields) for the amount determined under the Plan of Arrangement, and: (a) the name of such Dissenting Shareholder will be removed from the register of the Yamana Shareholders maintained by or on behalf of Yamana and such Dissent Share will be cancelled and cease to be outstanding; and (b) such Dissenting Shareholder will cease to be the holder of such Dissent Share or to have any rights as a Yamana Shareholder other than the right to be paid the fair value for such Dissent Share as set out in the Plan of Arrangement;

•	each outstanding Yamana Share (other than any Yamana Share held by a Dissenting Shareholder and any Yamana Share held by Gold Fields or any of its affiliates) will be transferred and assigned by the holder thereof to Gold Fields Subco (free and clear of any Liens) in exchange for the Consideration, subject to the terms of the Plan of Arrangement, and

(a)	the registered holder thereof will cease to be the registered holder of each such Yamana Share and the name of such registered holder will be removed from the register of Yamana Shareholders maintained by or on behalf of Yamana;

(b)	the registered holder thereof will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer each such Yamana Share; and

(c)	Gold Fields Subco will be the holder of all of the outstanding Yamana Shares (free and clear of all Liens) and the register of Yamana Shareholders maintained by or on behalf of Yamana will be revised accordingly;

•	each outstanding Yamana RSU (whether vested or unvested) will vest in accordance with the terms of the Yamana RSU Plan and will be transferred by the holder thereof to Gold Fields Subco in exchange for such number of Gold Fields ADSs as is equal to the number of Yamana Shares subject to the Yamana RSUs immediately prior to the Effective Time, multiplied by the Exchange Ratio, rounded down to the nearest whole number, and each such Yamana RSU will be immediately cancelled and (a) the holders of such Yamana RSUs will cease to be holders thereof and to have any rights as holders of such Yamana RSUs, other than the right to receive the consideration to which they are entitled in accordance with the Plan of Arrangement, (b) such holders’ names will be removed from the register of Yamana RSUs maintained by or on behalf of Yamana, and (c) all agreements relating to the Yamana RSUs will be terminated and will be of no further force and effect;

•	each outstanding Yamana PSU will be transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to the VWAP of one Yamana Share on the TSX during the five trading days prior to the Effective Date multiplied by the applicable Multiplier (as defined in the Yamana PSU Plan), to be determined on the Effective Date, and each such Yamana PSU will be immediately cancelled and (a) the holders of such Yamana PSU will cease to be holders thereof and to have any rights as holders of such Yamana PSUs, other than the right to receive the consideration to which they are entitled in accordance with the Plan of Arrangement, (b) such holders’ names will be removed from the register of Yamana PSUs maintained by or on behalf of Yamana, and (c) all agreements relating to the Yamana PSUs will be terminated and will be of no further force and effect; and

•	each outstanding Yamana DSU will be transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to the VWAP of one Yamana Share on the TSX during the five trading days prior to the Effective Date and each such Yamana DSU will be immediately cancelled and (a) the holders of such Yamana DSUs will cease to be holders thereof and to have any rights as holders of such Yamana DSUs, other than the right to receive the consideration to which they are entitled in accordance with the Plan of Arrangement, (b) such holders’ names will be removed from the register of Yamana DSUs maintained by or on behalf of Yamana, and (c) all agreements relating to the Yamana DSUs will be terminated and will be of no further force and effect.

See “The Arrangement – Principal Steps of the Arrangement”.

Timing for Completion of the Arrangement

Subject to the provisions of the Arrangement Agreement, the Arrangement will become effective at the Effective Time on the Effective Date, being the date on which all of the conditions to completion of the Arrangement as set out in the Arrangement Agreement (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived in accordance with the Arrangement Agreement, all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, and the Certificate of Arrangement has been issued by the Director.

If the Final Order is obtained in a form and substance satisfactory to Yamana and Gold Fields, and all other conditions set forth in the Arrangement Agreement are satisfied or waived by the applicable Party, the Parties expect the Effective Date to occur in the fourth quarter of 2022 following the receipt of all required Regulatory Approvals and consents; however, it is not possible at this time to state with certainty when the Effective Date will occur as completion of the Arrangement may be delayed beyond this date if the conditions to completion of the Arrangement cannot be met on a timely basis. Although Yamana and Gold Fields’ objective is to have the Effective Date occur as soon as possible after the Yamana Meeting and the Gold Fields Meeting, the Effective Date could be delayed for a number of reasons, including, but not limited to, an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required Regulatory Approvals or clearances. Yamana or Gold Fields may determine not to complete the Arrangement without prior notice to or action on the part of, Yamana Shareholders or Gold Fields Shareholders.

See “The Arrangement – Timing for Completion of the Arrangement”.

Procedure for Exchange of Yamana Shares for Consideration Shares and Excess Share Proceeds and Letter of Transmittal

A Letter of Transmittal has been mailed, together with this Circular, to each Person who was a Registered Yamana Shareholder on the Record Date. Yamana has enclosed a return envelope with the Yamana Meeting Materials in order to assist Registered Yamana Shareholders with returning their Letter of Transmittal and related documents to the Depositary. The Letter of Transmittal will also be available under Yamana’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on Yamana’s website at www.yamana.com. Additional copies of the Letter of Transmittal will also be available by contacting the Depositary at 1-800-564-6253 or toll free in North America at 1-514-982-7555 or by email at: corporateactions@computershare.com.

In order to receive the Consideration Shares that a Registered Yamana Shareholder (other than a Dissenting Shareholder) is entitled to receive pursuant to the Arrangement together with any Excess Share Proceeds, each Registered Yamana Shareholder must deposit a properly completed and duly executed Letter of Transmittal along with the accompanying certificate(s) or DRS Statement(s) representing their Yamana Shares to the Depositary (at the address specified on the last page of the Letter of Transmittal), together with all other documents and instruments referred to in the Letter of Transmittal or as reasonably required by the Depositary.

Registered Yamana Shareholders

Each Registered Yamana Shareholder has the right to elect in the Letter of Transmittal to receive the Consideration Shares that they are entitled to under the Arrangement either in the form of Gold Fields Shares or in the form of Gold Fields ADSs. To make a valid election as to the form of Consideration Shares that each Registered Yamana Shareholder is entitled to receive under the Arrangement, such Registered Yamana Shareholder must properly complete and sign the Letter of Transmittal, make a proper election thereunder indicating such Registered Yamana Shareholder’s election as to the form of Consideration Shares that they wish to receive under the Arrangement, including, if the Registered Yamana Shareholder wishes to receive the Consideration Shares in the form of Gold Fields Shares, providing all information, as set out in the Letter of Transmittal, required in order for such Registered Yamana Shareholder to receive the Consideration Shares in the form of Gold Fields Shares, and deposit such Letter of Transmittal with the Depositary together with the accompanying certificate(s) and DRS Statement(s) representing the Yamana Shares, and such other documentation and instruments referred to in the Letter of Transmittal or as reasonably required by the Depositary, prior to the Election Deadline, being 5:00 p.m. (Toronto time) on the Business Day which is three Business Days preceding the Effective Date. Yamana will provide at least two Business Days’ notice of the Election Deadline to Yamana Shareholders by means of a news release disseminated on a newswire. The Letter of Transmittal includes instructions for making a valid election as to the form of Consideration Shares that each Registered Yamana Shareholder wishes to receive under the Arrangement, including, if the Registered Yamana Shareholder wishes to receive the Consideration Shares in the form of Gold Fields Shares, the information that is required to be provided in order for such Registered Yamana Shareholder to receive the Consideration Shares in the form of Gold Fields Shares.

The determination of the Depositary as to whether an election has been properly made, including whether a Registered Yamana Shareholder who has elected to receive the Consideration Shares in the form of Gold Fields Shares, has provided all required information, as set out in the Letter of Transmittal, and when elections are received by the Depositary, will be binding. Registered Yamana Shareholders who do not make an election as to the form of Consideration Shares that such Registered Yamana Shareholders wish to receive under the Arrangement, who make an election after the Election Deadline or in respect of whom the Depositary determines that the election was not properly made, will be deemed to have elected to receive the Consideration Shares that they are entitled to receive in the form of Gold Fields ADSs.

Non-Registered Yamana Shareholders

Only Registered Yamana Shareholders are required to submit a Letter of Transmittal. The exchange of Yamana Shares for Consideration Shares (in the form of Gold Fields ADSs), together with any Excess Share Proceeds, in respect of any Non-Registered Yamana Shareholder (other than a holder of Yamana Depositary Interests) is expected to be made with the Non-Registered Yamana Shareholder’s Intermediary account through the procedures in place for such purposes between CDS or DTC and such Intermediary, as applicable, with no further action required by the Non-Registered Yamana Shareholder.

Only Registered Yamana Shareholders will be entitled to make an election as to the form of Consideration Shares that they are entitled to receive under the Arrangement. A Non-Registered Yamana Shareholder desiring to make an election as to the form of Consideration Shares that they are entitled to receive under the Arrangement must (a) contact their broker or Intermediary to make arrangements for the Yamana Shares beneficially owned by such Non-Registered Yamana Shareholder to be registered in such Non-Registered Yamana Shareholder’s name, thus becoming a Registered Yamana Shareholder and (b) complete the steps applicable to Registered Yamana Shareholders, as set out above, including the Letter of Transmittal, in order to make a valid election as to the form of Consideration Shares that they are entitled to receive under the Arrangement. Unless the above steps are taken by a Non-Registered Yamana Shareholder, the Consideration Shares that such Non-Registered Yamana Shareholder is entitled to receive pursuant to the Arrangement will be in the form of Gold Fields ADSs.

Any Non-Registered Yamana Shareholder whose Yamana Shares are registered in the name of an Intermediary should contact that Intermediary if they have any questions regarding this process.

See “The Arrangement – Procedure for Exchange of Yamana Shares for Consideration Shares and Excess Share Proceeds and Letter of Transmittal”.

Procedure for Exchange of Yamana Depositary Interests for Consideration Shares and Excess Share Proceeds

Holders of Yamana Depositary Interests are entitled to participate in the Arrangement. Holders of Yamana Depositary Interests will not need to take any action to receive the Consideration that they are entitled to receive pursuant to the Arrangement and will not be provided with, and will not need to submit, a Letter of Transmittal. At the Effective Time, holders of Yamana Depositary Interests will cease to own Yamana Depositary Interests and will receive the applicable Consideration for each Yamana Depositary Interest held, regardless of whether or not such holder provided an instruction to vote for or against the Arrangement.

To receive the Consideration Shares that a holder of Yamana Depositary Interests is entitled to receive pursuant to the Arrangement in the form of Gold Fields Shares, such holder must (a) withdraw the Yamana Shares underlying its Yamana Depositary Interests from CREST in accordance with the procedures described in the CREST Manual and have such Yamana Shares registered in the name of such holder, thus becoming a Registered Yamana Shareholder, and (b) complete the steps applicable to Registered Yamana Shareholders, as set out under “The Arrangement – Procedure for Exchange of Yamana Shares for Consideration Shares and Excess Share Proceeds and Letter of Transmittal”, in order to make an election as to the form of Consideration Shares that they are entitled to receive under the Arrangement.

Unless the above steps are taken by holder of Yamana Depositary Interests, the Consideration Shares that such holder of Yamana Depositary Interests is entitled to receive pursuant to the Arrangement will be in the form of Gold Fields ADSs.

Holders of Yamana Depositary Interests should contact Computershare UK at The Pavillions, Bridgwater Road, Bristol BS99 6ZY or by email at !UKALLDITeam2@computershare.co.uk, if they have any questions or need additional information or assistance with withdrawing the Yamana Shares underlying their Yamana Depositary Interests from CREST and having such Yamana Shares registered in the name of such holder.

See “Information Concerning the Holders of Yamana Depositary Interests – Procedure for Exchange of Yamana Depositary Interests for Consideration Shares and Excess Share Proceeds”.

Cancellation of Rights

From and after the Effective Date, certificates or DRS Statements formerly representing Yamana Shares, other than Dissent Shares, which are held by a Yamana Shareholder will represent only the right to receive the Consideration Shares (together with any Excess Share Proceeds) payable therefor under the Arrangement (after giving effect to any applicable tax withholdings).

To the extent that a former Yamana Shareholder has not complied with the provisions of the Plan of Arrangement, including failing to deliver to the Depositary a duly completed Letter of Transmittal, the certificate(s) or DRS Statement(s) representing their Yamana Shares or any other certificates, documents or instruments required to be delivered to the Depositary under the Plan of Arrangement in order for such former Yamana Shareholder to receive the Consideration Shares (together with any Excess Share Proceeds) which such former Yamana Shareholder is entitled to receive pursuant to the Plan of Arrangement, on or before the date that is six years after the Effective Date, then the Consideration Shares (together with any Excess Share Proceeds) that such former Yamana Shareholder was entitled to receive will be automatically cancelled without any repayment of capital in respect thereof and the Consideration Shares and any Excess Share Proceeds to which such former Yamana Shareholder was entitled will be delivered to Gold Fields Subco by the Depositary and the Consideration Shares forming part of the Consideration will be deemed to be cancelled, and the interest of the former Yamana Shareholder in such Consideration Shares, any Excess Share Proceeds and any dividend or other distribution with a record date after the Effective Time to which it was entitled will be terminated immediately following the sixth anniversary of the Effective Date, and the certificate(s) or DRS Statement(s), if any, formerly representing Yamana Shares will cease to represent a right or claim of any kind or nature immediately following the sixth anniversary of the Effective Date. Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that is not deposited or is returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the date that is six years after the Effective Date, will cease to represent a right or claim of any kind or nature and the right of any Yamana Shareholder to receive the Consideration Shares (together with any Excess Share Proceeds) for Yamana Shares pursuant to the Plan of Arrangement will terminate and be deemed to be surrendered and forfeited to Gold Fields Subco.

See “The Arrangement – Cancellation of Rights”.

Treatment of Fractional Consideration Shares

No fractional Gold Fields Shares or fractional Gold Fields ADSs will be issued to Yamana Shareholders. Where the aggregate number of Gold Fields Shares or Gold Fields ADSs, as applicable, to be issued to a Yamana Shareholder, including a holder of Yamana Depositary Interests, as consideration under the Arrangement would result in a fraction of a Gold Fields Share or Gold Fields ADS being issuable, the number of Gold Fields Shares or Gold Fields ADSs to be received by such Yamana Shareholder will be rounded down to the nearest whole number.

In lieu of any such fractional Gold Fields Share or fractional Gold Fields ADS, each Yamana Shareholder otherwise entitled to a fractional interest in a Gold Fields Share or Gold Fields ADS will be entitled to receive a cash payment equal to an amount representing such Yamana Shareholder’s proportionate interest in the Excess Share Proceeds.

With respect to holders of Yamana Depositary Interests, as soon as reasonably practicable after the Effective Time, the Excess Share Proceeds that each Yamana Depositary Interest holder is entitled to receive pursuant to the Arrangement shall be remitted to each Yamana Depositary Interest holder by way of a CREST payment obligation in favour of such holder’s payment bank in accordance with CREST payment arrangements.

See “Information Concerning the Holders of Yamana Depositary Interests – Procedure for Exchange of Yamana Depositary Interests for Consideration Shares and Excess Share Proceeds” and “The Arrangement – Treatment of Fractional Consideration Shares”.

Description of American Depositary Shares

Pursuant to the Plan of Arrangement, at the Effective Time, each Yamana Shareholder will receive, at their election, either 0.6 of a Gold Fields Share or 0.6 of a Gold Fields ADS for each Yamana Share or Yamana Depositary Interest held on the Effective Date. Yamana Shareholders who fail to properly make an election before the Election Deadline will be deemed to have elected to receive the Consideration Shares that they are entitled to receive pursuant to the terms of the Plan of Arrangement in the form of Gold Fields ADSs. In addition, at the Effective Time, on the terms and subject to the conditions of the Arrangement Agreement, each Yamana RSU will vest in accordance with the terms of the Yamana RSU Plan and will be transferred to Gold Fields Subco in exchange for such number of Gold Fields ADSs as prescribed in accordance with the Plan of Arrangement.

Each Gold Fields ADS represents ownership interests in one Gold Fields Share and the rights attributable to one Gold Fields Share deposited with BNYM’s custodian, which currently is Standard Bank Nominees Proprietary Limited. Each Gold Fields ADS also represents securities, cash or other property deposited with BNYM but not distributed to holders of Gold Fields ADSs.

As BNYM is the actual holder of the underlying Gold Fields Shares, Gold Fields will not treat holders of Gold Fields ADSs as a holder of Gold Fields Shares. Instead, holders of Gold Fields ADSs have ADS holder rights. The Deposit Agreement sets out the Gold Fields’ ADS holders’ rights and the obligations of BNYM, as ADS Depositary. New York state law governs the Deposit Agreement and the Gold Fields ADRs evidencing the Gold Fields ADSs.

Gold Fields ADSs are currently traded in the United States on the NYSE under the symbol “GFI”. Gold Fields ADSs are administered by The Bank of New York Mellon (“BNYM”) as the ADS Depositary pursuant to the Deposit Agreement. After the completion of the Arrangement, the Gold Fields ADSs will continue to trade on the NYSE. In addition, Gold Fields has applied to have the Gold Fields ADSs listed on the TSX and the TSX has conditionally approved the listing of Gold Fields ADSs. Listing of the Gold Fields ADSs on the TSX is subject to Gold Fields fulfilling all of the requirements of the TSX. It is expected that the Gold Fields ADSs will begin trading on the TSX within two Business Days following the closing of the Arrangement.

See “Description of American Depositary Shares”.

Regulatory Matters and Approvals

Other than the Yamana Shareholder Approval, the Gold Fields Shareholder Approval, the Final Order, the Key Regulatory Approvals and the necessary approvals of the JSE and the NYSE for the listing of the Consideration Shares (in the form of Gold Fields Shares and the Gold Fields ADSs), respectively, issuable pursuant to the Arrangement (each subject to official notice of issuance), Yamana is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Yamana currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date. Subject to receipt of the Yamana Shareholder Approval, the Gold Fields Shareholder Approval, the Final Order, the Key Regulatory Approvals, the necessary approvals of the JSE and the NYSE for the listing of the Gold Fields Shares and the Gold Fields ADSs, respectively, issuable pursuant to the Arrangement (subject to official notice of issuance) and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement, the Effective Date is expected to occur in the fourth quarter of 2022.

See “Regulatory Matters and Approvals”.

Shareholder Approvals

Yamana Shareholder Approval

At the Yamana Meeting, pursuant to the Interim Order, Yamana Shareholders will be asked to approve the Arrangement Resolution, the full text of which is set out in Schedule A to this Circular. In order for the Arrangement to become effective, as provided in the Interim Order and by the CBCA, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least 66 2/3% of the votes cast by Yamana Shareholders present in person (or online) or represented by proxy and entitled to vote at the Yamana Meeting.

See “Regulatory Matters and Approvals – Shareholder Approvals – Yamana Shareholder Approval”.

Gold Fields Shareholder Approval

At the Gold Fields Meeting, Gold Fields Shareholders will be asked to approve the Gold Fields Resolutions. Should the Gold Fields Shareholders fail to approve any of the Gold Fields Resolutions by the requisite majorities, the Arrangement will not be completed.

See “Regulatory Matters and Approvals – Shareholder Approvals – Gold Fields Shareholder Approval”.

Court Approvals

The Arrangement requires approval by the Court under section 192 of the CBCA. On October 19, 2022, Yamana obtained the Interim Order providing for the calling and holding of the Yamana Meeting and other procedural matters and filed the Notice of Application to approve the Arrangement. A copy of the Interim Order and the Notice of Application are attached hereto as Schedule E.

Under the Arrangement Agreement, Yamana is required to seek the Final Order as soon as reasonably practicable, but in any event not later than three Business Days following the later of the approval of the Arrangement Resolution by Yamana Shareholders at the Yamana Meeting, the approval of the Gold Fields Resolutions by Gold Fields Shareholders at the Gold Fields Meeting and the receipt of the Regulatory Approvals. The Court hearing in respect of the Final Order is expected to take place on or about November 23, 2022. Due to the measures currently being implemented by the Court in response to the COVID-19 pandemic, the application will be heard by way of videoconference via Zoom.

At the hearing for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and the reasonableness of the terms and conditions of the Arrangement and the rights and interests of every Person affected as the Court determines appropriate, both from a substantive and a procedural point of view. The Court has broad discretion under the CBCA when making orders with respect to the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Prior to the hearing on the Final Order, the Court will be informed that the Parties intend to rely on the exemption from the registration requirements under the U.S. Securities Act for the issuance of Consideration Shares pursuant to the Arrangement to holders of Yamana Shares and Yamana Depositary Interests, provided by section 3(a)(10) thereof on the basis of the Final Order.

Under the terms of the Interim Order, each holder of Yamana Shares, including holders of Yamana Depositary Interests, and any other interested party with leave of the Court, will have the right to appear and make submissions at the application for the Final Order subject to such party filing with the Court and serving upon Yamana, by service upon counsel to Yamana: Cassels Brock and Blackwell LLP, Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2, Attention: Stephanie Voudouris, a notice of appearance in the form required by the Court’s rules, including such party’s address for service, and any additional affidavits or other materials on which a party intends to rely, as soon as reasonably practicable, and in any event, no later than 4:00 p.m. (Toronto time) on November 21, or the second last Business Day before the hearing of the application or such other date as the Court may order.

See “Regulatory Matters and Approvals – Court Approvals”.

Key Regulatory Approvals

Pursuant to the Arrangement Agreement, it is a mutual condition precedent to completion of the Arrangement that all of the Key Regulatory Approvals have been obtained.

See “Transaction Agreements – The Arrangement Agreement – Conditions Precedent”.

Canadian Competition Approval

The transactions contemplated by the Arrangement Agreement constitute a Notifiable Transaction, and as such, the Parties must comply with the merger notification provisions of Part IX of the Competition Act. On June 13, 2022, Gold Fields submitted a request for an Advance Ruling Certificate or, in the alternative, a No Action Letter and a Waiver, to the Commissioner in respect of the transactions contemplated by the Arrangement Agreement.

On June 20, 2022, the Commissioner issued an Advance Ruling Certificate in respect of the Arrangement, which constitutes the Competition Act Approval for the purposes of the Arrangement Agreement.

See “Regulatory Matters and Approvals – Key Regulatory Approvals – Canadian Competition Approval”.

Investment Canada Act Approval

The transactions contemplated by the Arrangement Agreement constitute a Reviewable Transaction under the Investment Canada Act. Gold Fields submitted an application for review to the Investment Review Division of Innovation, Science and Economic Development Canada which was certified as received and complete as at July 11, 2022.

As of the date of this Circular, the review of the transactions contemplated by the Arrangement Agreement under the Investment Canada Act is ongoing and the Investment Canada Act Approval required pursuant to the Arrangement Agreement has not yet been obtained.

See “Regulatory Matters and Approvals – Key Regulatory Approvals – Investment Canada Act Approval”.

SARB Approval

The Arrangement requires the export of capital from South Africa and permission pursuant to the terms of regulation 10(1)(c) of the Exchange Control Regulations. As such, Gold Fields has submitted an application to the FSD requesting approval for the Arrangement.

Pursuant to Gold Fields’ application for approval of the Arrangement by the SARB as envisioned in the Arrangement Agreement, Gold Fields has obtained the requisite approval from the FSD in connection with the implementation and completion of the Arrangement on July 22, 2022, which approval constitutes the SARB Approval for the purposes of the Arrangement Agreement.

See “Regulatory Matters and Approvals – Key Regulatory Approvals – SARB Approval”.

Stock Exchange Listing Approval

The Yamana Shares are listed and posted for trading on the TSX under the trading symbol “YRI” and are listed on the NYSE and the LSE under the trading symbol “AUY”. The Gold Fields Shares are currently listed for trading on the JSE under the trading symbol “GFI” and the Gold Fields ADSs are currently listed and trading on the NYSE under the trading symbol “GFI”.

It is a mutual condition to the completion of the Arrangement that the Gold Fields Shares and Gold Fields ADSs issuable pursuant to the Arrangement be approved for listing on the JSE and the NYSE, respectively, in each case subject to customary conditions. Gold Fields will apply to the JSE to list the Gold Fields Shares to be issued pursuant to the Arrangement after the Yamana Meeting in accordance with Form H (Corporate Actions Timetable) under Schedule 2 of the JSE Listings Requirements. In addition, Gold Fields will apply to the NYSE to list the Gold Fields ADSs to be issued pursuant to the Arrangement, including the Gold Fields ADSs to be issued in exchange for the Yamana RSUs at the Effective Time pursuant to the Arrangement, and anticipates receiving all required authorizations from the NYSE prior to the closing of the Arrangement. Gold Fields anticipates receiving all required authorizations from the JSE prior to the closing of the Arrangement. Gold Fields has applied to have the Gold Fields ADSs listed on the TSX and the TSX has conditionally approved the listing of Gold Fields ADSs. Listing of the Gold Fields ADSs on the TSX is subject to Gold Fields fulfilling all of the requirements of the TSX. It is expected that the Gold Fields ADSs will begin trading on the TSX within two Business Days following the closing of the Arrangement.

It is a requirement under the JSE Listings Requirements that the Category 1 Transaction Resolution is approved by the affirmative vote of at least a simple majority of the votes properly cast on the Category 1 Transaction Resolution at the Gold Fields Meeting. Furthermore, in order to issue the Consideration Shares, the Gold Fields Share Issuance Resolution is required to be approved by Gold Fields Shareholders holding at least 75% of the voting rights present at the Gold Fields Meeting.

It is also a condition to implementation of the Arrangement that Yamana will have obtained approval of the TSX in respect of the Arrangement. The TSX has conditionally approved the Arrangement, subject to the filing of certain documents following the closing of the Arrangement.

See “Regulatory Matters and Approvals – Stock Exchange Listing Approval”.

Canadian Securities Law Matters

Yamana is a reporting issuer in each of the provinces and territories of Canada. It is expected that the Yamana Shares and the Yamana Depositary Interests will be delisted from the TSX, NYSE and LSE, as applicable, as promptly as practicable following completion of the Arrangement (anticipated to be effective no later than two or three Business Days following the Effective Date) and, subject to applicable Laws, Gold Fields will, as promptly as possible following completion of the Arrangement, apply to the applicable Canadian Securities Authorities to have Yamana cease to be a reporting issuer.

Gold Fields is not currently a reporting issuer in any province or territory of Canada; however, upon completion of the Arrangement, Gold Fields will become a reporting issuer in Canada as a consequence thereof. Following completion of the Arrangement, the Gold Fields Shares and the Gold Fields ADSs will continue to be listed for trading on the JSE and the NYSE, respectively, under the symbol “GFI”. Gold Fields has applied to have the Gold Fields ADSs listed on the TSX and the TSX has conditionally approved the listing of Gold Fields ADSs. Listing of the Gold Fields ADSs on the TSX is subject to Gold Fields fulfilling all of the requirements of the TSX. It is expected that the Gold Fields ADSs will begin trading on the TSX within two Business Days following the closing of the Arrangement. Unlike the Yamana Shares, neither the Gold Fields Shares nor the Gold Fields ADSs are currently listed on the LSE and Gold Fields will not make application for the admission of the Gold Fields Shares or Gold Fields ADSs to the LSE following completion of the Arrangement.

See “Regulatory Matters and Approvals – Canadian Securities Law Matters”.

U.S. Securities Law Matters

The Consideration Shares to be issued to Yamana Shareholders and holders of Yamana Depositary Interests in exchange for their Yamana Shares and Yamana Depositary Interests, respectively, pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the U.S. Securities Laws of any state of the United States and will be issued and exchanged in reliance upon the exemption from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof and exemptions provided under the U.S. Securities Laws of each state of the United States in which Yamana U.S. Securityholders reside.

See “Regulatory Matters and Approvals – U.S. Securities Law Matters”.

Comparison of Shareholder Rights under the CBCA and the SACA

Pursuant to the Plan of Arrangement, Yamana Shareholders will receive Gold Fields Shares or Gold Fields ADSs in exchange for their Yamana Shares. The rights of Yamana Shareholders are currently governed by the CBCA and by Yamana’s articles and by-laws. Since Gold Fields is a public company registered in South Africa, the rights of holders of Gold Fields Shares are governed by the applicable provisions of the SACA, Gold Fields’ memorandum of incorporation and the JSE Listings Requirements. See “Schedule G – Comparison of Shareholder Rights under the CBCA and the SACA” for a comparison of shareholders’ rights under the CBCA as compared to the SACA. The rights of holders of Gold Fields ADSs are governed by the Deposit Agreement. See “Description of American Depositary Shares” for details of the rights of holders of Gold Fields ADS under the Deposit Agreement. The summaries contained in “Description of American Depositary Shares” and Schedule G are not intended to be exhaustive and Yamana Shareholders should consult their legal advisors regarding all of the implications of the effects of the Arrangement on their rights.

See “Description of American Depositary Shares, “Regulatory Matters and Approvals – Comparison of Shareholder Rights under the CBCA and the SACA” and “Schedule G – Comparison of Shareholder Rights under the CBCA and the SACA”.

Transaction Agreements

The Arrangement Agreement

On May 31, 2022, Yamana and Gold Fields entered into the Arrangement Agreement pursuant to which, among other things, Gold Fields agreed to acquire all of the issued and outstanding Yamana Shares.

See “Transaction Agreement – The Arrangement Agreement” and the Arrangement Agreement, which has been filed by Yamana on its SEDAR profile on www.sedar.com and on EDGAR at www.sec.gov.

The Support Agreements

On May 31, 2022, (a) each of the Yamana Supporting Shareholders entered into a Yamana Support Agreement with Gold Fields; and (b) each of the Gold Fields Supporting Shareholders entered into a Gold Fields Support Agreement with Yamana.

See “Transaction Agreement – The Support Agreements” and the forms of Support Agreements, which have been filed by Yamana on its SEDAR profile on www.sedar.com and on EDGAR at www.sec.gov.

Rights of Dissenting Shareholders

The Interim Order expressly provides Registered Yamana Shareholders with Dissent Rights in respect of the Arrangement Resolution pursuant to section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order. Only Registered Yamana Shareholders who exercise Dissent Rights in respect of the Arrangement Resolution in strict compliance with section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event that the Arrangement becomes effective, to be paid by Yamana the fair value of the Yamana Shares held by such Dissenting Shareholders determined as at the close of business on the day before the Arrangement Resolution is adopted.

A Registered Yamana Shareholder entitled to vote at the Yamana Meeting who wishes to exercise their Dissent Rights is required to deliver a written objection (a “Dissent Notice”) to the Arrangement Resolution to Yamana not later than 4:00 p.m. (Toronto time) on the date that is two Business Days immediately preceding the Yamana Meeting (or any adjournment or postponement thereof). Such notice must be delivered to Yamana at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario M5J 2J3, Attention: Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary, with a copy to Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2, Attention: Stephanie Voudouris, and must otherwise strictly comply with the dissent procedures described in this Circular.

It is recommended that any Registered Yamana Shareholder wishing to exercise Dissent Rights seek legal advice, as failure to strictly comply with the provisions of the CBCA, as modified by the Plan of Arrangement and the Interim Order, and to adhere to the procedures established therein may prejudice their Dissent Rights and result in the loss of all rights thereunder.

See “Information Concerning the Holders of Yamana Depositary Interests – Exercise of Dissent Rights” and “Rights of Dissenting Shareholders”.

Information Concerning Yamana

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana is a corporation organized under the CBCA. The Yamana Shares trade on the TSX under the trading symbol “YRI” and on the NYSE and the LSE under the trading symbol “AUY”.

For further details concerning Yamana, see “Information Concerning Yamana” and “Schedule I – Information Concerning Yamana”.

Information Concerning Gold Fields

Gold Fields is a significant producer of gold and a major holder of gold reserves and resources in South Africa, Ghana, Australia and Peru. Gold Fields is a public company registered in South Africa under the Companies Act, which limits the liability of its shareholders. The Gold Fields Shares trade on the JSE under the trading symbol “GFI” and the Gold Fields ADSs trade on the NYSE under the trading symbol “GFI”. Gold Fields has applied to have the Gold Fields ADSs listed on the TSX and the TSX has conditionally approved the listing of Gold Fields ADSs. Listing of the Gold Fields ADSs on the TSX is subject to Gold Fields fulfilling all of the requirements of the TSX. It is expected that the Gold Fields ADSs will begin trading on the TSX within two Business Days following the closing of the Arrangement.

For further details concerning Gold Fields, see “Information Concerning Gold Fields” and “Schedule K – Information Concerning Gold Fields”.

Information Concerning the Combined Company Following the Arrangement

The Arrangement will result in a strategic business combination of Yamana and Gold Fields, pursuant to which a wholly-owned subsidiary of Gold Fields will acquire all of the issued and outstanding Yamana Shares in exchange for, at the election of each Yamana Shareholder, either 0.6 of a Gold Fields Share or 0.6 of a Gold Fields ADS for each Yamana Share held. Former Yamana Shareholders and Former Gold Fields Shareholders are expected to own approximately 39% and 61%, respectively, of the Gold Fields Shares, and thus the Combined Company, immediately following completion of the Arrangement (on a non-diluted basis), in each case based on the number of Yamana Shares and Gold Fields Shares issued and outstanding as of May 30, 2022.

The Combined Company will be a globally diversified producer of gold and copper with 14 operating mines in Argentina, Australia, Brazil, Canada, Chile, Ghana (including the Asanko JV), Peru and South Africa, as well as development projects in Argentina, Canada and Chile.

For further information in respect of the Combined Company, see “Information Concerning the Combined Company Following the Arrangement”.

Risk Factors

Yamana Shareholders who vote in favour of the Arrangement Resolution will be voting in favour of combining the businesses of Yamana and Gold Fields and to invest in Gold Fields’ securities. In assessing the Arrangement, you should carefully consider the risks described in this Circular which relate to the Arrangement, the failure to complete the Arrangement if, among other things, the Arrangement Resolution is not approved at the Yamana Meeting, the Gold Fields Resolutions are not approved at the Gold Fields Meeting or if any other conditions precedent to the completion of the Arrangement are not satisfied or waived, as applicable, and the post-Arrangement business and operations of the Combined Company. Yamana Shareholders should also carefully consider the risks described under the heading “Risk Factors” in the Yamana AIF. In addition, Yamana Shareholders should carefully consider the risk factors which relate to Gold Fields described under the heading “Risk Factors” in “Schedule J – Information Concerning Gold Fields” to this Circular. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Yamana may also adversely affect Yamana or Gold Fields prior to the Arrangement, or the Combined Company following completion of the Arrangement.

See “Risk Factors”.

Certain Income and Other Tax Considerations

Certain Canadian Federal Income Tax Considerations

For a summary of certain of the material Canadian federal income tax consequences of the Arrangement applicable to Yamana Shareholders, see “Certain Income and Other Tax Considerations – Certain Canadian Federal Income Tax Considerations”. Such summary is not intended to be legal, business or tax advice. Yamana Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement applicable to them with respect to their particular circumstances.

Certain United States Federal Income Tax Considerations

For a summary of certain of the material U.S. federal income tax consequences of the Arrangement applicable to U.S. Holders, see “Certain Income and Other Tax Considerations – Certain United States Federal Income Tax Considerations”. Such summary is not intended to be legal, business or tax advice. Yamana Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement applicable to them with respect to their particular circumstances.

Certain South African Income Tax Considerations

For a summary of certain of the material South African income tax consequences of the Arrangement, see “Certain Income and Other Tax Considerations – Certain South African Income Tax Considerations”. Such summary is not intended to be legal, business or tax advice. Yamana Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement applicable to them with respect to their particular circumstances.

Certain United Kingdom Tax Considerations

For a summary of certain of the material United Kingdom direct tax consequences of the Arrangement, see “Certain Income and Other Tax Considerations – Certain United Kingdom Tax Considerations”. Such summary is not intended to be legal, business or tax advice. Yamana Shareholders and holders of Yamana Depositary Interests should consult their own tax advisors as to the tax consequences of the Arrangement applicable to them with respect to their particular circumstances.

Pro Forma Financial Statements

The unaudited pro forma consolidated financial information included in this Circular gives effect to the Arrangement and certain related adjustments described in the notes accompanying such financial information. The unaudited condensed pro forma consolidated balance sheet of Gold Fields gives effect to the Arrangement as if it had closed on June 30, 2022. The unaudited condensed pro forma consolidated statements of operations of Gold Fields for the year ended December 31, 2021 and the unaudited condensed pro forma consolidated statements of operations of Gold Fields for the six months ended June 30, 2022 each give effect to the Arrangement as if it had closed on January 1, 2021. The unaudited pro forma consolidated financial information is based on the respective historical audited consolidated financial statements of Yamana and Gold Fields as at and for the year ended December 31, 2021 and the respective historical unaudited condensed consolidated financial statements of Yamana and Gold Fields as at and for the six months ended June 30, 2022 included or incorporated by reference in this Circular, as applicable. Pro forma financial information presented in this Circular has been derived from the unaudited pro forma consolidated financial information of Yamana and Gold Fields included elsewhere in this Circular. The pro forma financial information presented in this Circular should be read in conjunction with the historical consolidated financial statements of both Yamana and Gold Fields as at and for the year ended December 31, 2021 and as at and for the six months ended June 30, 2022.

See “Schedule H – Unaudited Pro Forma Financial Information”.

BUSINESS OF THE MEETING

Arrangement Resolution

As set out in the Notice of Special Meeting of Shareholders of Yamana, at the Yamana Meeting, Yamana Shareholders will be asked to consider, pursuant to the Interim Order, and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution. The Arrangement, the Plan of Arrangement and the terms of the Arrangement Agreement are summarized in this Circular. See “The Arrangement” and “Transaction Agreements – The Arrangement Agreement”. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed under Yamana’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and the Plan of Arrangement, which is attached to this Circular as Schedule B.

If completed, the Arrangement will result in a wholly-owned subsidiary of Gold Fields acquiring all of the issued and outstanding Yamana Shares on the Effective Date and Yamana will become a wholly-owned subsidiary of Gold Fields and Gold Fields will continue the operations of Gold Fields and Yamana on a combined basis. Pursuant to the Plan of Arrangement, at the Effective Time, Yamana Shareholders will receive 0.6 of a Consideration Share for each Yamana Share or Yamana Depositary Interest held at the Effective Time. In addition, pursuant to the Plan of Arrangement, holders of Yamana RSUs immediately prior to the Effective Time will receive Gold Fields ADSs.

Former Yamana Shareholders and Former Gold Fields Shareholders are expected to own approximately 39% and 61%, respectively, of the Gold Fields Shares, and thus the Combined Company, immediately following completion of the Arrangement (on a non-diluted basis), in each case based on the number of Yamana Shares and Gold Fields Shares issued and outstanding as of May 30, 2022.

In order to become effective, the Arrangement Resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast by Yamana Shareholders present in person (or online) or represented by proxy and entitled to vote at the Yamana Meeting. A copy of the Arrangement Resolution is set out in Schedule A of this Circular.

If the Arrangement Resolution is not approved by Yamana Shareholders at the Yamana Meeting by the requisite majority, the Arrangement cannot be completed. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Yamana Board, without further notice to or approval of the Yamana Shareholders, to revoke the Arrangement Resolution at any time prior to the Effective Time if they decide not to proceed with the Arrangement.

Unless otherwise directed, it is management’s intention to vote in favour of the Arrangement Resolution. If you do not specify how you want your Yamana Shares voted, the Persons named as proxyholders in the accompanying form of proxy will cast the votes represented by your proxy at the Yamana Meeting IN FAVOUR of the Arrangement Resolution.

If the Arrangement Resolution is approved at the Yamana Meeting, the Gold Fields Resolutions are approved at the Gold Fields Meeting, the Final Order approving the Arrangement is issued by the Court and the other applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing at the Effective Time (which will be at 12:01 a.m. (Toronto time)) on the Effective Date, which is expected to occur in the fourth quarter of 2022.

See “Rights of Dissenting Shareholders” for information concerning the rights of Registered Yamana Shareholders to dissent in respect of the Arrangement Resolution.

The Yamana Board unanimously recommends that Yamana Shareholders vote IN FAVOUR of the Arrangement Resolution.

The people named in the enclosed proxy will vote IN FAVOUR of the Arrangement Resolution unless instructed to vote against the Arrangement Resolution.

Other Business

As of the date of this Circular, the management of Yamana knows of no amendment, variation or other matter to come before the Yamana Meeting, other than the matters referred to in the Notice of Special Meeting of Shareholders of Yamana. However, if any other matters are properly brought up at the Yamana Meeting, Registered Yamana Shareholders, or duly appointed proxyholders, can vote as they see fit, and the enclosed proxy will be voted on such matters in accordance with the best judgment of the Persons voting the proxy, including with respect to any amendments or variations to the matters identified in this Circular.

INFORMATION CONCERNING THE YAMANA MEETING

The Yamana Meeting will be held at Design Exchange Toronto-Dominion Centre, 234 Bay Street, Toronto, Ontario and online at https://web.lumiagm.com/497366151, password: yamana2022 (case sensitive), at 10:00 a.m. (Toronto time) on November 21, 2022, subject to any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders of Yamana.

Yamana is conducting the Yamana Meeting as a hybrid meeting that will allow Registered Yamana Shareholders and duly appointed proxyholder (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholders) to participate both in person and online in real time. The number of persons permitted to attend the Yamana Meeting in person may be restricted to the number permitted by applicable Laws or public health protocols (including, for certainty, any orders applicable in the City of Toronto). In the event the number of persons that desire to attend the Yamana Meeting in person is greater than the number permitted by applicable Laws or public health protocols, Yamana Shareholders and duly appointed proxyholders will be granted in-person access to the Yamana Meeting on a first-come, first-serve basis. In the event a Yamana Shareholder or a duly appointed proxyholder is declined in-person access to the Yamana Meeting, they will be given the opportunity to leave their completed form of proxy or ballot with the scrutineer outside of the Yamana Meeting prior to leaving the premises. Yamana is providing the virtual format in order to provide Yamana Shareholders, including holders of Yamana Depositary Interests, with an equal opportunity to attend and participate at the Yamana Meeting, regardless of the particular constraints, circumstances or risks that they may be facing as a result of COVID-19.

As the COVID-19 pandemic continues to evolve over time, Yamana asks that, in considering whether to attend the Yamana Meeting in person, Yamana Shareholders and duly appointed proxyholders follow the instructions of the Public Health Agency of Canada (“PHAC”) (available at https://www.canada.ca/en/public-health/services/diseases/2019-novelcoronavirus-infection.html) including any mandatory quarantine or isolation protocols that may be in place at the time of the Yamana Meeting. Yamana also requests that Yamana Shareholders and duly appointed proxyholders not attend the Yamana Meeting in person if they are experiencing any of the following COVID-19 symptoms: fever; shortness of breath, difficulty breathing or chest pain; sore throat or runny nose (not related to seasonal allergies or other known causes or conditions); new or worsening cough; muscle ache or headache (unusual or long-lasting); or new loss of sense of smell or taste. Yamana Shareholders and duly appointed proxyholders attending the Yamana Meeting are requested to follow the hygiene instructions published by PHAC, including washing or disinfecting hands upon arrival at the Yamana Meeting, and covering their mouth and nose with their arm when coughing or sneezing, as well as any COVID-19 protocols requested by the venue hosting the Yamana Meeting.

Yamana is actively monitoring the public health and travel safety concerns relating to COVID-19 and the advisories or mandates that federal, provincial and local governments, and related agencies, may issue. ln the event it is not possible or advisable to hold the Yamana Meeting in person as currently planned, Yamana may be required to hold a virtual-only Yamana Meeting, in which case Yamana will announce the decision to do so via a press release and by posting details on Yamana’s website at www.yamana.com, that will also be filed on Yamana’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Attending the Yamana Meeting Online

Registered Yamana Shareholders and duly appointed proxyholders (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholders) will be able to attend, ask questions and vote online in real time at the Yamana Meeting provided that they are connected to the internet and carefully follow the instructions set out in this Circular and the related proxy materials.

Non-Registered Yamana Shareholders, including holders of Yamana Depositary Interests, may attend the Yamana Meeting online as guests but will not be able to ask questions or vote online in real time at the Yamana Meeting, unless they have been duly appointed as proxyholders in accordance with the procedures set out below and in the related proxy materials.

Yamana Shareholders (other than holders of Yamana Depositary Interests) who wish to appoint a Person or entity (who need not be a Yamana Shareholder), other than the individual(s) named on the form of proxy or voting instruction form, as applicable, to represent such Yamana Shareholder and to attend, ask questions and vote online in real time at the Yamana Meeting, and Non-Registered Yamana Shareholders (other than holders of Yamana Depositary Interests) who wish to attend, ask questions and vote online in real time at the Yamana Meeting, must insert the name of their third party proxyholder or their own name, as applicable, in the space provided on the form of proxy or voting instruction form sent to them by their Intermediary, as applicable, and follow all of the instructions for submitting the form of proxy or voting instruction form, as applicable, including following all of the applicable instruction provided by their Intermediary, if applicable. By doing so, such Yamana Shareholder will be instructing Computershare or their Intermediary, as applicable, to appoint such Yamana Shareholder’s third party proxyholder or such Yamana Shareholder, as applicable, as such Yamana Shareholder’s proxyholder and such third party proxyholder or Yamana Shareholder, as applicable, will be able to attend, ask questions and vote online in real time at the Yamana Meeting, subject to completing the additional steps below.

In order to attend, ask questions and vote online in real time at the Yamana Meeting, Yamana Shareholders who wish to appoint a third party proxyholder to attend the Yamana Meeting online and Non-Registered Yamana Shareholders who wish to attend the Yamana Meeting online, must also take the additional step of registering themselves or their third party proxyholder, as applicable, as a proxyholder with Computershare after they have submitted their form of proxy or voting instruction form, as applicable. To do so, such Yamana Shareholder must access www.computershare.com/Yamana by no later than 4:00 p.m. (Toronto time) on November 17, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting, and provide Computershare with their or their third party proxyholder’s, as applicable, contact information so that Computershare may register such Yamana Shareholder or third party proxyholder, as applicable, and provide them with a username for the Yamana Meeting via email. The failure of a Yamana Shareholder to register themselves or their third party proxyholder, as applicable, as a proxyholder with Computershare will result in such Yamana Shareholder or their third party proxyholder, as applicable, not receiving a username, which will prevent such Yamana Shareholder or their third party proxyholder, as applicable, from being able to ask questions or vote online in real time at the Yamana Meeting and only being able to attend the Yamana Meeting online as a guest. Guests will not be permitted to vote or ask questions online in real time at the Yamana Meeting.

If a Yamana Shareholder appoints a third party proxyholder as their proxy to attend, ask questions and vote online in real time at the Yamana Meeting, such Yamana Shareholder should ensure that their third party proxyholder is aware that they have been appointed as proxyholder and confirm that such proxyholder has received their username prior to the Yamana Meeting and will participate at the Yamana Meeting online. Once a Non-Registered Yamana Shareholder or a Registered Yamana Shareholder’s third party proxyholder, as applicable, has been registered and receives their username, they can attend the Yamana Meeting online by accessing https://web.lumiagm.com/497366151, clicking on the “I have a login” icon and entering the username provided to them by Computershare. See “– Accessing the Yamana Meeting Online” for more information. Non-Registered Yamana Shareholders should carefully follow the instructions they have received from their Intermediary and contact their Intermediary promptly if they need assistance.

A Non-Registered Yamana Shareholder’s voting instructions must be received in sufficient time to allow their voting instruction form to be forwarded by their Intermediary to Computershare. Non-Registered Yamana Shareholders should contact their Intermediary well in advance of the Yamana Meeting and follow its instructions if they want to, or if they want to have their third party proxyholder, attend and vote online in real time at the Yamana Meeting.

Holders of Yamana Depositary Interests should refer to “Information Concerning the Holders of Yamana Depositary Interests” for more information on what steps they must take in order to appoint themselves, or another person, as proxyholder in order to ask questions and vote online in real time at the Yamana Meeting.

Accessing the Yamana Meeting Online

To access the Yamana Meeting online, Registered Yamana Shareholders, duly appointed proxyholders (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholders) who have registered with Computershare in advance of the Yamana Meeting and guests will need to go to the following website in their web browser using their smartphone, tablet or computer: https://web.lumiagm.com/497366151. Attendees will need the latest version of Google Chrome, Apple Safari, Microsoft Edge or Mozilla Firefox web browsers in order to access the Yamana Meeting online (Internet Explorer is not supported) and are responsible for ensuring that their web browser is compatible. Attendees are cautioned that internal network security protocols including firewalls and VPN connections may block access to the virtual meeting platform for the Yamana Meeting. If an attendee is experiencing any difficulty connecting or watching the Yamana Meeting, they should ensure that their VPN setting is disabled or use a computer on a network not restricted to the security settings of their organization. Attendees will be able to log into the site up to 60 minutes prior to the start of the Yamana Meeting. It is recommended that attendees login at least 15 minutes before the Yamana Meeting starts.

Once the webpage has loaded into an attendee’s web browser, the attendee is to click on the “Join Meeting” icon and then, if they are a Registered Yamana Shareholder, select the “I have a login” icon and enter their control number and the following password: yamana2022 (case sensitive). For duly appointed proxyholders (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholders), they are to select the “I have a login” icon and enter their username and the following password: yamana2022 (case sensitive). Registered Yamana Shareholders will receive a 15-digit control number, located on their form of proxy. Duly appointed proxyholders (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholders) who have registered with Computershare in advance of the Yamana Meeting in accordance with the instruction described herein and in the related proxy materials will be provided with a username by email from Computershare after the deadline for the deposit of proxies has passed.

Guests, including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have not appointed themselves as proxyholders or registered with Computershare in advance of the Yamana Meeting in accordance with the instructions described herein and in the related proxy materials (and therefore do not have a control number or a username), are to select the “I am a guest” icon at the login screen and enter the information requested on the online form. Guests will be able to listen to a live webcast of the Yamana Meeting but will not be able to ask questions or vote online in real time at the Yamana Meeting.

Navigation

After successfully logging in, Registered Yamana Shareholders and duly appointed proxyholders (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholders) who have been authenticated will see the home page, where they can access meeting information, documents and the broadcast. If attendees are viewing the Yamana Meeting on a computer, the webcast will appear automatically once the Yamana Meeting has started.

Voting

Registered Yamana Shareholders and duly appointed proxyholders (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholders) who plan to attend and vote online in real time at the Yamana Meeting must vote by using the virtual ballot provided during the Yamana Meeting on the virtual meeting platform. Once voting has opened, the voting tab will appear and the resolutions and voting choices will be displayed in that tab. To vote, Registered Yamana Shareholders and duly appointed proxyholders are to select one of the voting options shown on the virtual meeting platform. A Registered Yamana Shareholder’s and duly appointed proxyholder’s choice will be highlighted and a confirmation message will also appear to show that their vote has been received. The number of resolutions for which a Registered Yamana Shareholder and duly appointed proxyholder have voted, or not yet voted, will be displayed at the top of the screen. Registered Yamana Shareholders and duly appointed proxyholders can change their votes until the end of the voting period by simply selecting another choice. Registered Yamana Shareholders and duly appointed proxyholders who log into the Yamana Meeting online and accept the terms and conditions and vote again at the Yamana Meeting will be revoking any and all previously submitted proxies. If a Registered Yamana Shareholder or duly appointed proxyholder does not wish to revoke any previously submitted proxies, they should either not vote online again at the Yamana Meeting or should only attend the Yamana Meeting online as a guest.

Questions

Any Registered Yamana Shareholder or duly appointed proxyholder (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholders) who has been authenticated and is attending the Yamana Meeting online is eligible to partake in the discussion. To ask questions, Registered Yamana Shareholders or duly appointed proxyholders who have been authenticated and are attending the Yamana Meeting online are to select the “Messaging” tab on the virtual meeting platform, type their questions into the text box at the top of the screen and, once they are happy with their message, click the “send” arrow. Questions sent through the virtual meeting platform will be moderated before being sent to the Chair.

Only questions which are procedural in nature or directly related to the motions before the Yamana Meeting, will be addressed at the Yamana Meeting. Questions that relate to a specific motion must indicate which motion they relate to at the start of the question and must be submitted prior to voting on the motion so they can be addressed at the appropriate time during the Yamana Meeting. If questions do not indicate which motion they relate to or are received after voting on the motion, they will be addressed during the general question and answer session after the formal business of the Yamana Meeting. Proper questions or comments submitted online through the text box of the virtual meeting platform will be read or summarized by a representative of Yamana, after which the Chair of the Yamana Meeting will respond or direct the question to the appropriate person to respond. If several questions relate to the same or very similar topic, Yamana may group the questions and state that it has received similar questions. The Chair of the Yamana Meeting reserves the right to edit or reject questions that he or she considers inappropriate. The Chair has broad authority to conduct the Yamana Meeting in a manner that is fair to all Yamana Shareholders and may exercise discretion in the order in which questions are asked and the amount of time devoted to any one question.

Difficulties Accessing the Yamana Meeting Online

If attendees experience technical difficulties during the registration process or if they encounter difficulties while accessing and attending the Yamana Meeting online, they may contact the provider of the virtual meeting platform, Lumi, by email at support-ca@lumiglobal.com. Registered Yamana Shareholders and duly appointed proxyholders (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholders) who attend and vote online in real time at the Yamana Meeting must remain connected to the internet at all times during the Yamana Meeting in order to vote when balloting commences. It is the responsibility of each attendee to ensure internet connectivity for the duration of the Yamana Meeting. If an attendee loses connectivity once the Yamana Meeting has commenced, there may be insufficient time to resolve the issue before voting is completed. Therefore, even if a Registered Yamana Shareholder or duly appointed proxyholder currently plans to attend and vote online in real time at the Yamana Meeting, such Registered Yamana Shareholder or duly appointed proxyholder should consider voting their Yamana Shares in advance or by proxy so that their vote will be counted in the event they experience any technical difficulties or are otherwise unable to access the Yamana Meeting online.

In the event of technical malfunction or other significant problem that disrupts the Yamana Meeting, the Chair of the Yamana Meeting may adjourn, recess, or expedite the Yamana Meeting, or take such other action as the Chair of the Yamana Meeting determines is appropriate, considering the circumstances.

Attending the Yamana Meeting in Person

Registered Yamana Shareholders and duly appointed proxyholders (including Non-Registered Yamana Shareholder and holders of Yamana Depositary Interests who have appointed themselves as proxyholder) will be able to attend, ask questions and vote in person at the Yamana Meeting, provided that they carefully follow the instructions set out in this Circular and the related proxy materials.

Non-Registered Yamana Shareholders, including holders of Yamana Depositary Interests, may attend the Yamana Meeting as guests but will not be able to ask questions or vote in person at the Yamana Meeting, unless they have been duly appointed as proxyholders in accordance with the procedures set out below and in the related proxy materials. See “– Attending the Yamana Meeting Online” for how such Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests can listen to a live webcast of the online Yamana Meeting as guests.

Non-Registered Yamana Shareholders (other than holders of Yamana Depositary Interests) who wish to attend, ask questions and vote in person at the Yamana Meeting, or Yamana Shareholders (other than holders of Yamana Depositary Interests) who wish to appoint another Person or entity (who need not be a Yamana Shareholder), other than the individual(s) named on the form of proxy or voting instruction form, as applicable, as their proxy to attend, ask questions and vote in person at the Yamana Meeting, must insert their own name or the name of the third party proxyholder, as applicable, in the space provided on the form of proxy or voting instruction form, as applicable, sent to them by their Intermediary, if applicable, and follow all of the applicable instructions provided by such Intermediary, if applicable. By doing so, such Yamana Shareholder will be instructing their Intermediary to appoint such Yamana Shareholder or their third party proxyholder, as applicable, as such Yamana Shareholder’s proxyholder and such Yamana Shareholder or third party proxyholder, as applicable, will be able to attend, ask questions and vote in person at the Yamana Meeting.

Non-Registered Yamana Shareholders who wish to ask questions and vote in person at the Yamana Meeting, and Yamana Shareholders who wish to appoint a third party proxyholder to ask questions and vote in person at the Yamana Meeting, do not need to register their or their third party proxyholder’s, as applicable, appointment with Computershare online.

If a Yamana Shareholder appoints a third party proxyholder as their proxy to attend, ask questions and vote in person at the Yamana Meeting, such Yamana Shareholder should ensure that their third party proxyholder is aware that they have been appointed as proxyholder and confirm that such proxyholder will participate at the Yamana Meeting in person.

A Non-Registered Yamana Shareholder’s voting instructions must be received in sufficient time to allow their voting instruction form to be forwarded by their Intermediary to Computershare. Non-Registered Yamana Shareholders should contact their Intermediary well in advance of the Yamana Meeting and follow its instructions if they want to, or if they want to have their third party proxyholder, attend and vote in person at the Yamana Meeting.

Holders of Yamana Depositary Interests should refer to “Information Concerning the Holders of Yamana Depositary Interests” for more information on what steps they must take in order to appoint themselves, or another person, as proxyholder in order to ask questions and vote in person at the Yamana Meeting.

Accessing the Yamana Meeting in Person

The Yamana Meeting will be held at Design Exchange Toronto-Dominion Centre, 234 Bay Street, Toronto, Ontario at 10:00 a.m. (Toronto time) on November 21, 2022, subject to any adjournment or postponement thereof. Registered Yamana Shareholders and duly appointed proxyholders (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholder) may physically access the Yamana Meeting beginning at approximately 10:00 a.m. on November 21, 2022, subject to any adjournment or postponement of the Yamana Meeting. While guests, including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have not appointed themselves as proxyholders in accordance with the instructions described herein and in the related proxy materials, will be able to attend the Yamana Meeting in person, they will not be permitted to ask questions or vote at the Yamana Meeting in person. See “– Attending the Yamana Meeting Online” for how such guests can listen to a live webcast of the online Yamana Meeting as guests.

Voting

Registered Yamana Shareholders and duly appointed proxyholders (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholder) who plan to attend and vote in person at the Yamana Meeting must register with Yamana’s transfer agent, Computershare, when they arrive at the Yamana Meeting to ensure that their vote will be counted. If a Registered Yamana Shareholder or duly appointed proxyholder is declined access to the Yamana Meeting due to public health concerns or protocols, such Registered Yamana Shareholder or duly appointed proxyholder will be given an opportunity to leave their completed form of proxy or ballot with the scrutineer outside of the Yamana Meeting.

Registered Yamana Shareholders who plan to attend and to vote in person at the Yamana Meeting should not complete or return the enclosed form of proxy. Their vote will be taken and counted at the Yamana Meeting.

Duly appointed proxyholders (including Non-Registered Yamana Shareholders who have appointed themselves as proxyholder) who plan to attend and to vote in person at the Yamana Meeting must have signed and returned their voting instruction form prior to the Yamana Meeting following the instructions on such form. Holders of Yamana Depositary Interests who plan to attend and vote in person at the Yamana Meeting, or who plan to have their appointees attend and vote in person at the Yamana Meeting, must notify Computershare UK by email at !UKALLDITeam2@computershare.co.uk prior to 4:00 p.m. (Toronto time) on November 16, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is three days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting, and provide Computershare UK with all of the information requested by Computershare UK. As their vote will be taken and counted at the Yamana Meeting, a Non-Registered Yamana Shareholder or a holder of Yamana Depositary Interests who has duly appointed itself as proxyholder should not indicate their votes on their voting instruction form, Form of Instruction or CREST Voting Instructions, as applicable.

Questions

Registered Yamana Shareholders and duly appointed proxyholders (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholders) who plan to attend the Yamana Meeting in person can submit questions at the Yamana Meeting. See “– Attending the Yamana Meeting Online – Questions” for additional details regarding the procedure for how questions may be asked and answered at the Yamana Meeting.

Appointment and Revocation of Proxies

Yamana’s named proxyholders are Peter Marrone, Executive Chairman of Yamana, or, failing him, Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary of Yamana. A Yamana Shareholder that wishes to appoint another Person or entity (who need not be a Yamana Shareholder) to represent such Yamana Shareholder at the Yamana Meeting, either in person or online, may either insert the Person or entity’s name in the blank space provided in the form of proxy or complete another proper form of proxy and submit the form of proxy. In addition, in order for a Yamana Shareholder’s duly appointed proxyholder to attend, ask questions and vote online in real time at the Yamana Meeting, the Yamana Shareholder must also take the additional step of registering its proxyholder with Computershare after it has submitted its form of proxy. To do so, such Yamana Shareholder must access www.computershare.com/Yamana by no later than 4:00 p.m. (Toronto time) on November 17, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting, and provide Computershare with their proxyholder’s contact information so that Computershare may register such proxyholder and provide the proxyholder with a username for the Yamana Meeting via email. This username will allow the Yamana Shareholder’s proxyholder to log in to the live webcast and vote online in real time at the Yamana Meeting. The failure of a Yamana Shareholder to register their proxyholder with Computershare will result in such Yamana Shareholder’s proxyholder not receiving a username, which will prevent such Yamana Shareholder’s proxyholder from being able to ask questions or vote online in real time at the Yamana Meeting and only being able to attend the Yamana Meeting online as a guest. Guests will not be permitted to vote or ask questions online in real time at the Yamana Meeting.

A Yamana Shareholder who has voted by proxy may revoke it any time prior to the Yamana Meeting. To revoke a proxy, a Registered Yamana Shareholder may: (a) deliver a written notice which is either delivered to the offices of Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, facsimile: 1-866-249-7775, at any time up to and including the close of business on the last Business Day preceding the day of the Yamana Meeting, or any adjournment or postponement thereof, or with the Chair of the Yamana Meeting on the day of the Yamana Meeting prior to the commencement of the Yamana Meeting or any adjournment or postponement thereof; (b) vote again on the Internet or by phone at any time up to 4:00 p.m. (Toronto time) on November 17, 2022 (or no later than 4:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting); or (c) complete a form of proxy that is dated later than the form of proxy being revoked, and mailing it or faxing it as instructed on the form of proxy so that it is received before 4:00 p.m. (Toronto time) on November 17, 2022 (or no later than 4:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting). In addition, if a Yamana Shareholder or its duly appointed proxyholder attends the Yamana Meeting online, logs into the Yamana Meeting and accept the terms and conditions and votes again online at the Yamana Meeting, such Yamana Shareholder or duly appointed proxyholder will be revoking any and all previously submitted proxies. If a Yamana Shareholder or its duly appointed proxyholder does not wish to revoke all previously submitted proxies, they must not vote again online at the Yamana Meeting or must only attend the Yamana Meeting online as a guest. In addition, the proxy may be revoked by any other method permitted by Law. The written notice of revocation may be executed by the Yamana Shareholder or by an attorney who has the Yamana Shareholder’s written authorization. If the Yamana Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

Only Registered Yamana Shareholders have the right to directly revoke a proxy. Non-Registered Yamana Shareholders (other than holders of Yamana Depositary Interests) that wish to revoke or change their prior voting instructions must arrange for their respective Intermediaries to revoke the proxy on their behalf in accordance with any requirements of the Intermediaries. Intermediaries may set deadlines for the receipt of revocations that are further in advance of the Yamana Meeting than those set out elsewhere in this Circular and related proxy materials and, accordingly, any such revocation should be completed in coordination with such Non-Registered Yamana Shareholder’s Intermediary well in advance of the deadline for submitting forms of proxy or voting instruction forms to ensure it can be given effect to at the Yamana Meeting.

Holders of Yamana Depositary Interests that wish to change their vote must either (a) if they have voted by way of CREST Voting Instruction, revoke or amend their previously submitted CREST Voting Instruction in accordance with the procedures described in the CREST Manual, or (b) if they have voted by way of Form of Instruction, arrange for Computershare UK to revoke or amend such previously submitted Form of Instruction by notifying Computershare UK by email at !UKALLDITeam2@computershare.co.uk prior to 4:00 p.m. (Toronto time) on November 16, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is three days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting. In addition, if a holder of Yamana Depositary Interests, or its appointee, attends the Yamana Meeting in person or online and votes again at the Yamana Meeting, they will be revoking any and all previously submitted Forms of Instruction or CREST Voting Instructions. If a holder of Yamana Depositary Interests, or its appointee, does not wish to revoke all previously submitted Forms of Instruction or CREST Voting Instructions, they must not vote again in person or online at the Yamana Meeting or must only attend the Yamana Meeting in person or online as a guest.

If you have questions, you may contact Yamana’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill, by telephone at 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.

Voting of Proxies and Exercise of Discretion

The accompanying form of proxy, when properly signed, confers authority on the Persons named in it as proxies to use their discretion in voting on amendments or variations to the matters identified in the Notice of Special Meeting of Shareholders of Yamana or other matters that may properly come before the Yamana Meeting, or any adjournment or postponement thereof. In addition, if a Yamana Shareholder does not give any instruction as to how to vote on a particular issue to be decided at the Yamana Meeting, their proxyholder can vote such Yamana Shareholder’s Yamana Shares as he or she thinks fit. Notwithstanding the foregoing, the Persons named in the accompanying form of proxy will vote or withhold from voting the Yamana Shares in respect of which they are appointed in accordance with the direction of the Yamana Shareholder appointing them and if the Yamana Shareholder specifies a choice with respect to any matter to be voted upon, such Yamana Shareholders’ Yamana Shares will be voted accordingly. If a Yamana Shareholder signs and returns their form of proxy without designating a proxyholder and does not give voting instructions or does not specify that such Yamana Shareholder wants their Yamana Shares voted against the Arrangement Resolution, the Yamana representatives named in the form of proxy will vote such Yamana Shareholders’ Yamana Shares IN FAVOUR of the Arrangement Resolution.

IN THE ABSENCE OF ANY SUCH INSTRUCTION, YAMANA SHARES REPRESENTED BY PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ARRANGEMENT RESOLUTION.

Voting by Registered Yamana Shareholders

Voting by Proxy

Voting by proxy is the easiest way for Registered Yamana Shareholders to cast their vote. Registered Yamana Shareholders can vote by proxy in any of the following ways:

By Telephone:	Call 1-866-732-8683 (toll-free in North America) or 1-312-588-4290 (outside North America). Registered Yamana Shareholders will need their 15-digit control number, which can be found on their form of proxy. Registered Yamana Shareholders cannot appoint anyone other than the directors and officers named on their form of proxy as their proxyholder if they vote by telephone.

By Internet:	Go to www.investorvote.com and follow the instructions on the screen. Registered Yamana Shareholders will need their 15-digit control number, which can be found on their form of proxy.

By Fax:	Registered Yamana Shareholders can complete, sign and date their form of proxy and fax a copy of it to Computershare at 1-866-249-7775 (toll free within North America) or 1-416-263-9524 (outside North America).

By Mail:	Registered Yamana Shareholders can complete, sign and date their form of proxy and return it to Computershare, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1 in the envelope provided.

A proxy will not be valid for use at the Yamana Meeting unless it is duly completed and received by Computershare in accordance with the instructions thereon by 4:00 p.m. (Toronto time) on November 17, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting. Late proxies may be accepted or rejected at the discretion of the Chair of the Yamana Meeting. The Chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the Yamana Meeting, at the Chair’s discretion, with or without notice. The proxy must be in writing and signed by the Yamana Shareholder or by the Yamana Shareholder’s attorney, duly authorized in writing or, if the Yamana Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney. If a Yamana Shareholder votes by telephone or via the Internet, they do not return their form of proxy

If you have questions, you may contact Yamana’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill, by telephone at 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.

Voting by Live Internet Webcast or in Person

Only Registered Yamana Shareholders and duly appointed proxyholders who have registered with Computershare in advance of the Yamana Meeting will be able to attend, ask questions and vote online in real time or in person at the Yamana Meeting. A Registered Yamana Shareholder that wishes to appoint another Person or entity (who need not be a Yamana Shareholder) to represent such Registered Yamana Shareholder at the Yamana Meeting, either in person or online, may either insert the Person or entity’s name in the blank space provided in the form of proxy or complete another proper form of proxy and submit the form of proxy.

In addition, in order for a Registered Yamana Shareholder’s duly appointed proxyholder to attend, ask questions and vote online in real time at the Yamana Meeting, the Registered Yamana Shareholder must also take the additional step of registering its proxyholder with Computershare after it has submitted its form of proxy. To do so, such Registered Yamana Shareholder must access www.computershare.com/Yamana by no later than 4:00 p.m. (Toronto time) on November 17, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting, and provide Computershare with their proxyholder’s contact information so that Computershare may register such proxyholder and provide the proxyholder with a username for the Yamana Meeting via email. This username will allow the Registered Yamana Shareholder’s proxyholder to log in to the live webcast and vote online in real time at the Yamana Meeting. The failure of a Registered Yamana Shareholder to register their proxyholder with Computershare will result in such Registered Yamana Shareholder’s proxyholder not receiving a username, which will prevent such Registered Yamana Shareholder’s proxyholder from being able to ask questions or vote online in real time at the Yamana Meeting and only being able to attend the Yamana Meeting online as a guest. Guests will not be permitted to vote or ask questions online in real time at the Yamana Meeting.

Registered Yamana Shareholders who wish to appoint a proxyholder to attend, ask questions and vote in person at the Yamana Meeting do not need to register their proxyholder’s appointment with Computershare online.

See “– Attending the Yamana Meeting Online” and “– Attending the Yamana Meeting in Person” for instructions on how a Registered Yamana Shareholder and their duly appointed proxyholder may attend, ask questions and vote online in real time or in person at the Yamana Meeting.

Voting by Non-Registered Yamana Shareholders (other than holders of Yamana Depositary Interests or holders in the United States)

The information set forth in this section is of significant importance to many Yamana Shareholders, as a substantial number of Yamana Shareholders do not hold Yamana Shares in their own name. Non-Registered Yamana Shareholders should note that only proxies deposited by Yamana Shareholders whose names appear in the records of Yamana as a Registered Yamana Shareholders or duly appointed proxyholder can be recognized and acted upon at the Yamana Meeting or any adjournment or postponement thereof.

If Yamana Shares are listed in an account statement provided to an Yamana Shareholder by a broker or other Intermediary then, in almost all cases, those Yamana Shares will not be registered in the Yamana Shareholder’s name on Yamana’s share register. Those Yamana Shares will more likely be registered under the name of the Yamana Shareholder’s Intermediary or an agent of that Intermediary. In Canada, the vast majority of such Yamana Shares are registered under the name of “CDS & Co.”, the registration name of CDS, which acts as nominee for many Canadian brokerage firms. Yamana Shares held by Intermediaries can only be voted (for or against resolutions) upon the instructions of the Non-Registered Yamana Shareholders. Without specific instructions, the Intermediaries are prohibited from voting Yamana Shares for their clients. Yamana does not know for whose benefit the Yamana Shares registered in the name of CDS & Co., or another Intermediary, are held.

NI 54-101 requires Intermediaries to seek voting instructions from Non-Registered Yamana Shareholders in advance of shareholder meetings. In accordance with the requirements of NI 54-101, Yamana has distributed copies of the Notice of Special Meeting of Shareholders of Yamana, this Circular and form of proxy to the Intermediaries and clearing agencies for onward distribution to Non-Registered Yamana Shareholders. Intermediaries are required to forward these materials to Non-Registered Yamana Shareholders unless the Non-Registered Yamana Shareholder has waived the right to receive them. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Yamana Shareholders in order to ensure that their Yamana Shares are voted at the Yamana Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to a Non-Registered Yamana Shareholder by its Intermediary is identical to the form of proxy provided to Registered Yamana Shareholders; however, its purpose is limited to instructing the Registered Yamana Shareholder on how to vote on behalf of the Non-Registered Yamana Shareholder.

Voting by Submitting Voting Instructions

For a Non-Registered Yamana Shareholder (other than holders of Yamana Depositary Interests), their Intermediary will send them their proxy-related materials and a voting instruction form that allows them to provide voting instructions to their Intermediary on the Internet, by telephone or by mail. To vote, a Non-Registered Yamana Shareholder should follow the instructions provided on their voting instruction form. A Non-Registered Yamana Shareholder’s Intermediary is required to ask for the Non-Registered Yamana Shareholder’s voting instructions before the Yamana Meeting. Non-Registered Yamana Shareholders are to contact their Intermediary if they do not receive a voting instruction form. Alternatively, a Non-Registered Yamana Shareholder may receive from their Intermediary a preauthorized form of proxy indicating the number of Yamana Shares to be voted, which they should complete, sign, date and return as directed on the form. Each Intermediary has its own procedures which should be carefully followed by Non-Registered Yamana Shareholders to ensure that their Yamana Shares are voted by their Intermediary on their behalf at the Yamana Meeting. Yamana intends to reimburse Intermediaries for the delivery of the meeting materials to Non-Registered Yamana Shareholders that have objected to their Intermediary disclosing certain ownership information about themselves to Yamana (objecting beneficial owners).

The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. Non-Registered Yamana Shareholder (other than a holder of Yamana Depositary Interests) are requested to complete and return the voting instruction form in accordance with the instructions set out therein. Broadridge tabulates the results of all instructions received and provides appropriate instructions regarding the voting of Yamana Shares to be represented at the Yamana Meeting or any adjournment or postponement thereof. Yamana may utilize Broadridge’s QuickVote™ service to assist eligible Non-Registered Yamana Shareholders that are “non-objecting beneficial owners” with voting their Yamana Shares over the telephone. Yamana may utilize Broadridge’s QuickVote™ service to assist eligible Non-Registered Yamana Shareholders that are “non-objecting beneficial owners” with voting their Yamana Shares over the telephone. Certain Non-Registered Yamana Shareholders who are non-objecting beneficial owners may be contacted by Laurel Hill, which is soliciting proxies on behalf of the management of Yamana, to conveniently obtain a vote directly over the telephone.

If you have questions, you may contact Yamana’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill, by telephone at 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.

Voting by Live Internet Webcast or in Person

Only Registered Yamana Shareholders and duly appointed proxyholders (including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have appointed themselves as proxyholders) who have registered with Computershare in advance of the Yamana Meeting will be able to attend, ask questions and vote online in real time or in person at the Yamana Meeting. A Non-Registered Yamana Shareholder (other than a holder of Yamana Depositary Interests) can only vote its Yamana Shares online in real time or in person at the Yamana Meeting if it has previously appointed itself as the proxyholder for its Yamana Shares by printing its name in the space provided on the voting instruction form and submitting it as directed on the form.

In addition, in order to attend, ask questions and vote online in real time at the Yamana Meeting, Non-Registered Yamana Shareholders (other than holders of Yamana Depositary Interests) must also take the additional step of registering themselves as a proxyholder with Computershare after it has submitted its voting instruction form. To do so, such Non-Registered Yamana Shareholder must access www.computershare.com/Yamana by no later than 4:00 p.m. (Toronto time) on November 17, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting, and provide Computershare with their contact information so that Computershare may register such Non-Registered Yamana Shareholder and provide them with a username for the Yamana Meeting via email. This username will allow a Non-Registered Yamana Shareholder to log in to the live webcast and vote online in real time at the Yamana Meeting. The failure of a Non-Registered Yamana Shareholder to register themselves as a proxyholder with Computershare will result in such Non-Registered Yamana Shareholder not receiving a username, which will prevent such Non-Registered Yamana Shareholder from being able to ask questions or vote online in real time at the Yamana Meeting and only being able to attend the Yamana Meeting online as a guest. Guests will not be permitted to vote or ask questions online in real time at the Yamana Meeting.

Non-Registered Yamana Shareholders (other than holders of Yamana Depositary Interests) who wish to attend, ask questions and vote in person at the Yamana Meeting do not need to register their appointment with Computershare online. Non-Registered Yamana Shareholders who have appointed themselves as proxyholders and who plan to attend and vote in person at the Yamana Meeting must register with Yamana’s transfer agent, Computershare, when they arrive at the Yamana Meeting to ensure that their vote will be counted. As their vote will be taken and counted at the Yamana Meeting, Non-Registered Yamana Shareholders who have duly appointed themselves as proxyholders should not indicate their votes on their voting instruction form when they submit such form. If a Non-Registered Yamana Shareholder who has duly appointed itself as proxyholder is declined access to the Yamana Meeting due to public health concerns or protocols, such Non-Registered Yamana Shareholder will be given an opportunity to leave their completed form of proxy or ballot with the scrutineer outside of the Yamana Meeting.

A Non-Registered Yamana Shareholder (other than a holder of Yamana Depositary Interests) may also appoint someone else (who need not be a Yamana Shareholder) as its proxyholder to vote its Yamana Shares in person or online at the Yamana Meeting by printing their name in the space provided on the voting instruction form and submitting it as directed on the form. In addition, in order for the Non-Registered Yamana Shareholder’s proxyholder to attend, ask questions and vote online in real time at the Yamana Meeting, the Non-Registered Yamana Shareholder must also take the additional step of registering its proxyholder with Computershare after it has submitted its voting instruction form. To do so, such Non-Registered Yamana Shareholder must access www.computershare.com/Yamana by no later than 4:00 p.m. (Toronto time) on November 17, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting, and provide Computershare with their proxyholder’s contact information so that Computershare may register such proxyholder and provide the proxyholder with a username for the Yamana Meeting via email. This username will allow the Non-Registered Yamana Shareholder’s proxyholder to log in to the live webcast and vote online in real time at the Yamana Meeting. The failure of a Non-Registered Yamana Shareholder to register their proxyholder with Computershare will result in such Non-Registered Yamana Shareholder’s proxyholder not receiving a username, which will prevent such Non-Registered Yamana Shareholder’s proxyholder from being able to ask questions or vote online in real time at the Yamana Meeting and only being able to attend the Yamana Meeting online as a guest. Guests will not be permitted to vote or ask questions online in real time at the Yamana Meeting.

Non-Registered Yamana Shareholders (other than holders of Yamana Depositary Interests) who wish to appoint a proxyholder to attend, ask questions and vote in person at the Yamana Meeting do not need to register their proxyholder’s appointment with Computershare online. Duly appointed proxyholders who plan to attend and vote in person at the Yamana Meeting must register with Yamana’s transfer agent, Computershare, when they arrive at the Yamana Meeting to ensure that their vote will be counted. If a duly appointed proxyholder is declined access to the Yamana Meeting due to public health concerns or protocols, such proxyholder will be given an opportunity to leave their completed form of proxy or ballot with the scrutineer outside of the Yamana Meeting.

See “– Attending the Yamana Meeting Online” and “– Attending the Yamana Meeting in Person” for instructions on how a Non-Registered Yamana Shareholder, or a Non-Registered Yamana Shareholder’s duly appointed proxyholder may attend and vote online in real time or in person at the Yamana Meeting.

Voting instructions must be received in sufficient time to allow the voting instruction form to be forwarded by the Non-Registered Yamana Shareholder’s Intermediary to Computershare before 4:00 p.m. (Toronto time) on November 17, 2022. If a Non-Registered Yamana Shareholder plans to participate in the Yamana Meeting (or to have its proxyholder participate in the Yamana Meeting), such Non-Registered Yamana Shareholder or its proxyholder will not be entitled to vote or ask questions, either in person or online in real time, unless the proper documentation is completed and received by the Non-Registered Yamana Shareholder’s Intermediary well in advance of the Yamana Meeting to allow them to forward the necessary information to Computershare before 4:00 p.m. (Toronto time) on November 17, 2022. Non-Registered Yamana Shareholders should contact their respective Intermediaries well in advance of the Yamana Meeting and follow their instructions if they want to participate in the Yamana Meeting. Guests, including Non-Registered Yamana Shareholders who have not duly appointed themselves as proxyholders can attend the Yamana Meeting in person or online by logging into the Yamana Meeting at https://web.lumiagm.com/497366151, selecting the “I am a guest” icon at the login screen and entering the information requested on the online form. Guests may listen to the Yamana Meeting in person or online but will not be able to ask questions or vote in person or online in real time.

Voting by Holders of Yamana Depositary Interests

Holders of Yamana Depositary Interests should refer to “Information Concerning the Holders of Yamana Depositary Interests” for information relating to the voting of their Yamana Depositary Interests at the Yamana Meeting, including what steps they must take in order to appoint themselves, or another person, as proxyholder in order to ask questions and vote either in person or online in real time at the Yamana Meeting.

Holders of Yamana Depositary Interests can contact Yamana’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill, for assistance by telephone at 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.

Voting by Non-Registered Yamana Shareholders (other than holders of Yamana Depositary Interests) located in the United States

Non-Registered Yamana Shareholders (other than holders of Yamana Depositary Interests) located in the United States must provide Computershare with a duly completed legal proxy if they wish to vote at the Yamana Meeting or appoint a third party as their proxyholder. Non-Registered Yamana Shareholders located in the United States are to follow the instructions of their Intermediary included with their form of proxy or voting instruction form, or contact their Intermediary, to request a legal proxy form or a legal proxy if they have not received one. After obtaining a valid legal proxy from the Intermediary, Non-Registered Yamana Shareholders located in the United States must then submit such legal proxy to Computershare. Requests for registration from Non-Registered Yamana Shareholders located in the United States that wish to vote at the Yamana Meeting or, if permitted, appoint a third party as their proxyholder, must be sent by email to uslegalproxy@computershare.com or by courier to Computershare, at Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1 and must be labeled “Legal Proxy” and received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Yamana Meeting or any adjournment or postponement thereof. Non-Registered Yamana Shareholders located in the United States will then receive a confirmation of their registration, with a username, by email from Computershare that will allow such Non-Registered Yamana Shareholders located in the United States to attend the Yamana Meeting, either in person or online. Non-Registered Yamana Shareholders located in the United States may also appoint someone else as their proxyholder for their Yamana Shares to represent such Non-Registered Yamana Shareholders located in the United States and vote on their behalf at the Yamana Meeting, either in person or online, by obtaining a legal proxy, executed in their proxyholder’s favour, from the holder of record and registering them with Computershare in the manner described above.

Guests

Only Yamana Shareholders as of the Record Date and other permitted attendees may attend the Yamana Meeting. Attending the Yamana Meeting allows Registered Yamana Shareholders and duly appointed proxyholders, including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have duly appointed themselves or a third party as proxyholder, to participate, ask questions and vote online in real time or in person at the Yamana Meeting. If a Non-Registered Yamana Shareholder or holder of Yamana Depositary Interests appoints a third party proxyholder to represent them at the Yamana Meeting, the Non-Registered Yamana Shareholder or holder of Yamana Depositary Interests, as applicable, will only be able to attend the Yamana Meeting as a guest. Guests, including Non-Registered Yamana Shareholders and holders of Yamana Depositary Interests who have not duly appointed themselves a proxyholder, can log into the Yamana Meeting online and listen to the Yamana Meeting or attend the Yamana Meeting in person, but will not be able to ask questions or vote online in real time or in person. See “– Attending the Yamana Meeting Online” for instructions on how a guest can log into the Yamana Meeting online and listen to the Yamana Meeting.

If you have questions, you may contact Yamana’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill, by telephone at 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.

Record Date

The Yamana Board has fixed, and the Interim Order provides for, the close of business on October 18, 2022, as the Record Date for the determination of Yamana Shareholders that will be entitled to receive notice of the Yamana Meeting, and any adjournment or postponement thereof, and that will be entitled to vote at the Yamana Meeting.

Quorum

Under Yamana’s by-laws and the Interim Order, the quorum for the Yamana Meeting is two persons present in person, each being a Yamana Shareholder entitled to vote at the Yamana Meeting or a duly appointed proxy or proxyholder for an absent Yamana Shareholder so entitled, holding or representing in the aggregate not less than 33 1/3% of the issued and outstanding Yamana Shares carrying voting rights at the Yamana Meeting. Pursuant to the Interim Order, Yamana Shareholders who participate in and/or vote at the Yamana Meeting online are deemed to be present at the Yamana Meeting for all purposes, including quorum.

Yamana Shares and Principal Holders Thereof

Yamana is authorized to issue an unlimited number of Yamana Shares and an unlimited number of Yamana Preferred Shares, of which 961,003,488 Yamana Shares were issued and outstanding as of the Record Date. Registered Yamana Shareholders are entitled to receive notice of, and to attend and vote at, all meetings of the Yamana Shareholders, and each Yamana Share confers the right to one vote in person or by proxy at all meetings of the Yamana Shareholders.

Only Yamana Shareholders of record on October 18, 2022 are entitled to vote or to have their Yamana Shares voted at the Yamana Meeting.

As at October 18, 2022, to the knowledge of the directors and executive officers of Yamana, the following is the only Person who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Yamana carrying 10% or more of the voting rights attached to any class of voting securities of Yamana:

Name of Yamana Shareholder(1)	Voting Securities of Yamana Owned, Controlled or Directed(2)	Percentage of the Class of Outstanding Voting Securities of Yamana
Van Eck Associates Corporation	101,610,732	10.57%

Note:

(1)	This information as to the number and percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, has been obtained from publicly available filings.
(2)	Van Eck Associates Corporation has stated in filings made under applicable Canadian Securities Laws that it may be deemed to have control over, but not ownership of, the voting securities of Yamana that it holds.

New York Stock Exchange Rules

If a Yamana Shareholder’s broker is subject to the NYSE rules, the broker has discretionary authority to vote Yamana Shares without instructions from Non-Registered Yamana Shareholders only on matters considered “routine” by the NYSE. If a Yamana Shareholder does not provide their voting instructions to the broker, the broker cannot vote the Yamana Shareholder’s Yamana Shares in favour of the Arrangement Resolution and any other “non-routine matters” and such Yamana Shares will not be included in the votes “cast” for any such “non-routine” matter. Even without voting instructions to the broker, such Yamana Shares will be counted for quorum purposes.

Vote Counting

Votes by proxy are counted and tabulated by Yamana’s transfer agent, Computershare.

THE ARRANGEMENT

Details of the Arrangement

On May 31, 2022, Gold Fields and Yamana entered into the Arrangement Agreement pursuant to which Gold Fields agreed to acquire all of the issued and outstanding Yamana Shares. The Arrangement will be effected pursuant to a court-approved plan of arrangement under the CBCA involving, among others, Yamana and Gold Fields, pursuant to the terms of the Arrangement Agreement, the Interim Order and the Final Order. Subject to receipt of the Yamana Shareholder Approval, the Gold Fields Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions, a wholly-owned subsidiary of Gold Fields will acquire all of the issued and outstanding Yamana Shares on the Effective Date. The Parties intend to rely upon the exemption from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof with respect to the issuance of the Consideration Shares pursuant to the Arrangement.

If completed, the Arrangement will result in a wholly-owned subsidiary of Gold Fields acquiring all of the issued and outstanding Yamana Shares on the Effective Date, Yamana will become a wholly-owned subsidiary of Gold Fields and Gold Fields will continue the operations of Gold Fields and Yamana on a combined basis. Pursuant to the Plan of Arrangement, at the Effective Time, Yamana Shareholders will receive 0.6 of a Consideration Share for each Yamana Share or Yamana Depositary Interest held at the Effective Time.

Former Yamana Shareholders and Former Gold Fields Shareholders are expected to own approximately 39% and 61%, respectively, of the Gold Fields Shares, and thus the Combined Company, immediately following completion of the Arrangement (on a non-diluted basis), in each case based on the number of Yamana Shares and Gold Fields Shares issued and outstanding as of May 30, 2022. For further information regarding Gold Fields following completion of the Arrangement, see “Information Concerning the Combined Company Following the Arrangement”.

Background to the Arrangement

The Arrangement Agreement and the Arrangement is the result of arm’s length negotiations among representatives of Yamana and Gold Fields and their respective legal and financial advisors, as more fully described herein. The following is a summary of the principal events leading up to the execution of the Arrangement Agreement and public announcement of the Arrangement.

The Yamana Board, together with senior management, regularly reviews and assesses its overall corporate strategy and long-term strategic plan with a view to strengthening Yamana’s business and identifying opportunities to increase shareholder value. As part of this process, the Yamana Board and senior management continuously review the relative merits of continuing as an independent enterprise, strategic acquisitions and divestitures as well as various combinations involving Yamana, its assets or its mines and projects. In order to facilitate this review, Yamana occasionally engages external financial advisors to assist with its review and analysis of strategic alternatives.

In the ordinary course of business, Yamana has had regular engagements with several industry peers for the purpose of seeking opportunities for collaboration, joint business development opportunities, asset acquisitions and, in some circumstances, evaluation of more transformational strategic alternatives, including the potential for corporate-level combinations, all with a view to enhancing shareholder value.

In early 2020, the Yamana Board mandated a more fulsome strategic review by Yamana’s senior management. The following is a summary of some of the strategic reviews undertaken by Yamana, along with a summary of the engagements it had with various industry peers that ultimately led to the conclusion of the Yamana Board that the Arrangement is in the best interests of Yamana.

Strategic Review

Prior to 2020, Yamana undertook several transactions and other strategic initiatives to strengthen its balance sheet, improve the quality of its asset portfolio and optimize its operations. In addition, the Yamana Board undertook a process to refresh its composition, which included increasing gender diversity, to ensure a wide range of perspectives, expertise and experience. The Yamana Board also undertook improvements to its management construct which included bringing in new executives and other senior level managers, to realign the manner in which Yamana was operated and managed. Throughout this process, the Yamana Board was also looking at how to maximize value for Yamana, particularly having regard for the changing landscape in capital markets for precious metal mining companies.

Implementing the organic growth and value creation portion of the strategy, Yamana undertook a review of the integration of the Agua Rica project and the Alumbrera mine, and then in late 2020 it created the MARA joint venture with Glencore International AG and Newmont Corporation, establishing a path towards value creation and development for one of the most significant copper/gold projects in the world. In addition, Yamana engaged with Monarch Gold Corporation in 2020 on an acquisition that closed in early 2021 which included the Wasamac Project and the Camflo property. Also in early 2021, Yamana made a positive construction decision for the Malartic Odyssey underground project at the Canadian Malartic Mine. Subsequently, the Yamana Board made a construction decision with respect to the Wasamac Project and vended the Camflo property into the Canadian Malartic General Partnership. In its producing assets portfolio, Yamana advanced a series of expansions and improvements, including the advancement of the phased expansion approach at the Jacobina Mining Complex. These efforts have provided Yamana with assets having long life production and cash flow generation in prime mining jurisdictions, which have meaningfully increased Yamana’s value as shown by the increase in Yamana’s consensus net asset value (“NAV”), net of metal prices changes, during this period.

In early 2021, Yamana released a 10-year production overview, which went beyond the prior practice of providing guidance over three years, reflecting the sustainable production platform of the asset portfolio. The long-term production overview disclosed a base case of 1 million GEO per year and an upside case of 1.2 million GEO per year by approximately 2028, underpinned by contributions from the newly acquired and optimized Wasamac Project.

In the second quarter of 2022, after completing optimization work on its assets during 2021, including additional engineering studies and exploration programs, Yamana updated its ten-year outlook and established the Yamana 1.5 Plan. The Yamana 1.5 Plan contemplates low capital cost growth of approximately 50% to a base level of 1.5 million GEO within the ten-year outlook which is underpinned by multiple low-risk, low-capital projects that adhere to Yamana’s balanced approach to capital allocation. Further growth beyond this level, for a production platform of 2.75 million to 3.1 million GEO, was also identified with upside potential from MARA, Suyai and other opportunities within the generative exploration portfolio.

While the Yamana 1.5 Plan represented significant growth in production, NAV and cash flow at manageable capital requirements, it also increased Yamana’s proportional exposure to development stage assets versus producing assets with value attributable to development stage assets being proportionately higher relative to Yamana’s peers, which is reflected in Yamana’s lower trading multiples of price-to-NAV and price-to-cash flow compared to peers.

Furthermore, gold producers in general have experienced a compression of multiples and reduced market valuations as a result of the reduction in size and quantity of resource funds. As such, it became evident that, given resource funds no longer had the same assets under management, there was a need to attract a more general spectrum of investors. Those general investors appear to desire greater size, liquidity and scale, as well as companies that prioritize cash flow generation.

The Yamana Board has consistently believed that the quality and upside potential of its portfolio of assets is consistent with larger companies and recognizes that companies of similar size to Yamana trade at multiples to NAV that are lower compared to larger companies’ multiples.

In response to investor sentiment and capital allocation by larger institutional shareholders, the Yamana Board recognized that, in addition to asset quality, the importance of market size and scale was increasing. As noted above, in this context, beginning in 2020, Yamana’s senior management commenced a strategic process under the direction of the Yamana Board to evaluate its portfolio of core assets and assess different alternatives to increase Yamana’s value and its position in the precious metals industry. This process involved an assessment of organic growth projects and asset optimizations in combination with acquisitions, mergers, and other external opportunities, all with a view to creating greater critical mass and maximizing shareholder value, taking into account financial, industry, competition and other considerations.

Considering all these factors, and in order to maximize shareholder value, Yamana’s senior management and the Yamana Board concluded that, as attractive as the growth portfolio was, it should consider opportunities outside of Yamana in order to become a larger, more substantive, more diversified producer on the basis that the inherent value of Yamana’s asset portfolio and attractive growth profile would be more accurately reflected as part of a larger, more diversified producer. The Yamana Board believed that execution of this strategy would increase Yamana’s scale and market relevance, enhance general investor interest, improve access to capital, and create higher value from increased near-term cash flow from a portfolio of producing assets complemented by medium and long-term growth. As such, Yamana broadened its focus to evaluating strategic business combinations and other acquisitions. In all cases, the quality of third party assets in consideration and the continued effective management of Yamana’s assets and operations, was critical to the evaluation being conducted by Yamana’s senior management and the Yamana Board.

Execution of Board Mandated Strategic Considerations

Upon the direction of the Yamana Board to advance the strategic review discussed above, Yamana’s senior management assessed, either through desktop or direct engagement, several producing companies and had a variety of corporate development discussions as part of evaluating potential “merger of equals” (“MOE”) transactions, transformative acquisitions or change of control transactions at a premium. One of the challenges faced was that Yamana’s trading multiples could not support a premium for actionable, high quality acquisition opportunities. In some cases, they could not support MOE transactions due to the expected dilution to shareholders and inherent undervaluation of the intrinsic value of Yamana.

What follows is a summary of some of the strategic considerations and opportunities that were evaluated during this period that begins in 2020. In addition to the specific engagements noted below, throughout the period beginning in early 2020, under the guidance of the Yamana Board, and after receiving a number of inbound expressions of interest, Yamana’s senior management engaged in varying discussions with other precious metal mining companies and in some cases, other companies with significant precious metal exposure. Other than the discussions with Gold Fields, none of these discussions resulted in a sufficiently attractive proposition at the applicable time.

Specific Engagements

In early 2020 Yamana had an opportunity to engage indirectly with Gold Fields as a result of a process undertaken by it relating to a potential joint venture, for an asset under development in Chile. In that context, Yamana’s senior management conducted an initial review of the asset and was impressed with its quality. Given that Yamana had operating mines in the region, it decided to make an overture expressing an interest in a joint venture. Yamana was advised that Gold Fields was considering selling only a minority interest in the project, which was not of interest to Yamana. Through advisors, Yamana indicated that it was prepared to consider either purchasing the asset, purchasing control of the asset or, at a minimum, engaging in a 50/50 joint venture. It was noted to Yamana that Gold Fields was not prepared to sell more than a minority interest and so, following discussions with the Yamana Board, it was decided not to proceed. While no direct discussions ensued, Gold Fields was now on the radar of Yamana relating to the Yamana Board mandate and strategic considerations. Yamana did not pursue or engage in any further discussions, nor did it consider any broader transaction linked to Gold Fields at that time.

However, Yamana became aware from that engagement of Gold Fields’ transformational efforts and increased geographic diversification, as well as the quality of certain of its key assets, given their geological characteristics and upside potential. Yamana continued to monitor the progress of the asset in Chile and the broader corporate efforts, which included the optimization of Gold Fields’ balance sheet and continued improvement of its assets.

From time to time, including into early 2021, Yamana received presentations from investment bankers and other advisors on transactions they believed, having regard to Yamana’s stated strategic plan, could be interesting to Yamana. Several of these presentations included Gold Fields as a possible candidate for a business combination. It was suggested that Yamana consider engaging in discussions to consider the merits of such a business combination. It came to Yamana’s attention, however, that Gold Fields was in the midst of a management transition and so, following discussions with the Yamana Board, it was decided not to engage further at that time.

In November 2021, the Chief Executive Officer of Gold Fields contacted the Executive Chairman of Yamana to organize a conference call for the end of November 2021. This marked the beginning of a seven-month process whereby Yamana engaged to the fullest extent on understanding the quality of the Gold Fields portfolio. More specific discussion on the Arrangement background follows under “– Discussions with Gold Fields”.

At the time of this direct overture, Gold Fields became one of several alternatives under consideration by the Yamana Board. While a detailed summary of the engagements with Gold Fields is set forth below, these engagements must be considered in the context of other material initiatives as summarized below, some of which had preceded these engagements and some of which began afterwards.

In early 2020, Yamana’s senior management initiated a review based on public information of several gold producers. One mid-tier gold producer under review had complimentary assets and in most cases, jurisdictional quality comparable to Yamana’s (“Party One”). Management conducted initial due diligence on Party One and delivered presentations to the Yamana Board on potential combinations with Party One which analyzed the industrial logic and financial metrics of a MOE transaction. Between March 2020 and May 2020, Yamana’s senior management continued advancing due diligence while Yamana’s Executive Chairman had several engagements with Party One’s Chief Executive Officer to discuss a potential transaction. Over several months thereafter, Yamana’s senior management continued due diligence reviews and continued to monitor Party One’s performance and the resolution of issues relating to certain jurisdictions in which they operated. Party One emphasized that they preferred to resolve these corporate issues before engaging in more formal discussions. These discussions then continued in the first half of 2021, during which it was indicated to Yamana that a premium commensurate with other acquisitions would need to be paid. Party One’s position was that while there were similarities between the companies, which included managing several assets in various jurisdictions, there was a comparative size differential between them. Discussions also centered on management integration, completion of diligence and more detailed discussions on value and premium. In light of the price expectations expressed by Party One, and the due diligence and modelling work completed at the time, Yamana’s senior management expressed concerns about certain transaction measures important to the Yamana Board, primarily the cash flow and free cash flow generation profile. A transaction at the price expectations of Party One would not be sufficiently accretive to Yamana Shareholders and formal discussions with Party One were discontinued.

During this same period of time, Yamana initiated a discussion with another mid-tier gold producer (“Party Two”). An overview based on public information was prepared for the Yamana Board, which instructed senior management to continue its work given the scale and asset quality attributes of the pro forma entity. Yamana’s Chief Executive Officer contacted Party Two’s Chief Executive Officer to discuss the concept of a potential at-market combination. Party Two showed interest although it indicated that it needed to complete certain operational milestones before committing to a deeper engagement. Management continued to monitor the performance and progress of Party Two. Following updated presentations and discussions with the Yamana Board in late 2020, it was determined that further analysis of Party Two was worth pursuing, including detailed due diligence and site visits. These discussions continued into early 2021, when Yamana’s Executive Chairman and its Chief Executive Officer had a discussion with the Chief Executive Officer of Party Two to confirm that the previously discussed operational issues had been rectified, and whether it was time to engage in more fulsome due diligence. An overture was again made to Party Two on the merits of a possible at-market combination. Following these discussions, a meeting was convened with Yamana’s Executive Chairman and the Chief Executive Officer of Party Two to agree to a process for detailed due diligence and access for site visits. Yamana’s senior management and due diligence team members were provided with access to confidential information and began an engagement with senior management and due diligence team members of Party Two and conducted extensive due diligence on its primary asset, including site visits and joint technical sessions over a six-month period. After completing a detailed assessment inclusive of building a resource model and mine plan, presentations were made to the Yamana Board and a directive was received to advance to negotiations. Yamana’s senior management made a formal proposal to Party Two for a potential at-market merger. In the course of discussions, Party Two expressed a desire to transact if a premium was paid. In light of the important financial measures to the Yamana Board, Yamana’s senior management considered a possible premium, however, in further discussions it did not appear that Yamana could agree to provide a premium in line with the expectations of Party Two. Yamana had been made aware that there were other interested parties and while Yamana agreed to continue to consider the matter, during that period of consideration, Party Two entered into a transaction pursuant to which it was sold at a premium.

Yamana’s senior management also began an in-depth review of a larger mid-tier gold producer (“Party Three”) throughout 2020 and discussed the merits of a transaction. That led to an engagement between Yamana’s Executive Chairman and the Chief Executive Officer of Party Three beginning in September 2021. Yamana and Party Three had already been familiar with each other as they had a prior engagement before 2020. However, given Yamana was engaged in other strategic initiatives to strengthen its balance sheet, improve the quality of its asset portfolio and optimize its operations, it was not optimal to pursue a transaction at that time. In 2020, Yamana and Party Three re-engaged in connection with the evaluation of various strategic alternatives, including the creation of joint ventures or a potential combination or reorganization of the parties’ respective portfolios. Yamana’s senior management began an in-depth review of Party Three throughout 2020 and discussed the merits of a transaction with Party Three with the Yamana Board based on the quality of the assets, the jurisdictional risk profile and financial metrics. Discussions among members of management of Yamana and Party Three continued through this period, and beginning in September 2021, Yamana and Party Three mutually exchanged technical and financial information. Through September 2021, Yamana’s senior management and due diligence team met in person with representatives of Party Three to advance each party’s knowledge of the other’s material assets. After completing due diligence, Yamana’s senior management and the Yamana Board concluded that, although there were certain benefits to a potential business combination with Party Three, there was limited upside in several of its core assets and significant inherent risks in Party Three’s geographical and jurisdictional presence. As such, Yamana’s senior management and the Yamana Board concluded that the opportunity for value creation and upside were below a threshold considered acceptable relative to other available strategic alternatives. Discussions with Party Three ceased when Yamana and Gold Fields entered into the Exclusivity Agreement.

Some time in mid-2021, initial discussions occurred between Yamana’s Executive Chairman and the Chief Executive Officer of a larger gold producer than Yamana (“Party Four”) with respect to a potential acquisition of Yamana at a premium. Management of the two companies were familiar with each other as a result of previous engagements and had considered prior strategic transactions. Both Yamana’s Executive Chairman and Chief Executive Officer had several phone calls and in person meetings with Party Four’s Chief Executive Officer. The merits of a business combination were presented to the Yamana Board which directed Yamana’s senior management to conduct due diligence on Party Four, consider further the possibility of a transaction, and start value discussions. Yamana recognized that Party Four did not have the same depth and breadth of experience in some of the jurisdictions in which Yamana operated which was a factor that was taken into consideration in the possibility of a business combination. Discussions with Party Four were paused in furtherance of Party Four’s pursuit of other corporate matters in late 2021, however interest in a combination remained. In April 2022, Yamana’s Executive Chairman met with the Chief Executive Officer of Party Four and was presented with a conceptual proposal outlining a transaction for the acquisition of certain of Yamana’s material assets at a premium to their consensus NAV, although not for the entirety of Yamana. The conversations were focused primarily on the possible acquisition of certain assets. Although the proposal considered a premium for the core assets commensurate with their scale and quality in a larger pro forma company, it also implied a more modest premium to the trading price of the Yamana Shares. The Yamana Board considered that while taking a premium on certain assets was worth considering, there would likely be a discount applied on certain of the other assets, or any survivor company with such assets, which would create risk in terms of the remaining portfolio and hence the overall transaction. Yamana and Party Four also discussed potential structures involving concurrent asset-level transactions with multiple buyers, all of which would be at a premium. The Yamana Board and Yamana’s senior management evaluated the options and updated the due diligence work on Party Four’s portfolio and concluded that a potential transaction involved comparably greater complexity and risk relative to other available strategic alternatives at the time. Discussions with Party Four ceased when Yamana and Gold Fields entered into the Exclusivity Agreement.

Simultaneous with the other reviews underway, Yamana’s senior management began conducting due diligence on a mid-tier precious metals producer (“Party Five”) in late 2021, given its metal mix, assets profile, market position and jurisdictional presence was comparable to Yamana’s. Yamana’s senior management presented its determinations to the Yamana Board during a strategy meeting in December 2021 at which the Yamana Board concluded that Yamana should engage in discussions with Party Five. In January of 2022, Yamana’s Executive Chairman had several phone calls and in-person meetings with the Chief Executive Officer of Party Five to evaluate a potential business combination. In February 2022, Yamana’s senior management met in person with representatives of Party Five to discuss the technical aspects of each other’s portfolios and the due diligence approach in greater detail. Beginning in March 2022, Yamana and Party Five mutually exchanged confidential technical and financial information. Yamana’s senior management and due diligence team met with representatives of Party Five in May 2022 to review details of the updated life of mine (LOM) plans and growth opportunities of Yamana. Through this process, and after conducting significant due diligence, Party Five stated its interest in combining with Yamana and would consider a transaction at a premium. Discussions ensued on value and structuring alternatives; however, a potential transaction with Party Five would not have resulted in a combined entity the same market scale, asset quality and value proposition as the Combined Company. These discussions ceased when Yamana and Gold Fields entered into the Exclusivity Agreement.

Discussions with Gold Fields

During this period of continued consideration and discussion with different companies, in mid-November 2021 a non-exclusive engagement between Yamana and Gold Fields began through Yamana’s Executive Chairman and the Chief Executive Officer of Gold Fields. Yamana reached a preliminary conclusion that the asset quality and international geographical presence of Gold Fields represented interesting possibilities for business combinations. Moreover, Gold Fields lacked a presence in North America and had a limited presence in South America, the result of which is that a business combination with Yamana, with its significant presence in the Americas, could make jurisdictional sense. Bearing in mind Yamana’s previous engagement relating to Gold Fields’ development stage asset in Chile, Yamana considered that a possible combination would result in a complementary contribution of quality assets.

A video conference call was organized for November 29, 2021 where the possibility of a potential combination between Yamana and Gold Fields was discussed. Yamana’s Executive Chairman requested that Gold Fields provide Yamana with a presentation on their company to be shared with management and the Yamana Board. Following this, Yamana’s Executive Chairman briefed Yamana’s senior management on the opportunity and after completing an initial assessment, and reviewing the presentation materials received from Gold Fields, management recommended the initiation of due diligence. Yamana’s senior management advanced its review and prepared a presentation to be delivered to the Yamana Board at the December 2021 strategy meeting. The presentation included various transaction alternatives, including a possible transaction with Gold Fields.

On December 16, 2021, during the scheduled strategy meeting, the Yamana Board and Yamana’s senior management reviewed the presentation provided by Gold Fields and discussed in detail the rationale and financial metrics of a potential transaction with Gold Fields, as well as several other opportunities for internal and external growth including the potential transactions and strategic options available to Yamana involving other third parties as noted above.

Following these deliberations, the Yamana Board determined and mandated that Yamana’s senior management continue to engage in discussions with Gold Fields regarding a potential transaction, given the strong merits of a potential combination, and to continue to advance due diligence on Gold Fields’ portfolio. Yamana’s senior management then engaged with its existing financial advisor, Canaccord Genuity, to review the opportunity and provide advice while concurrently continuing to explore and evaluate a number of other strategic options that were available to Yamana.

On January 11, 2022, the Yamana Board met via video conference and received an update in camera from Yamana’s Executive Chairman and Chief Executive Officer on the status of discussions with Gold Fields and discussed the merits, opportunities, and potential risks of a transaction with Gold Fields.

On January 16, 2022, Yamana’s senior management team received an initial presentation from Canaccord Genuity with respect to a potential combination with Gold Fields, detailing Gold Fields’ portfolio, the industrial logic of a business combination, transaction metrics, cross ownership and market positioning among other matters.

On January 31, 2022, Yamana’s Executive Chairman and the Chief Executive Officer of Gold Fields had a telephone call to discuss a potential combination, including setting certain expectations regarding strategy, timing and key areas of due diligence and evaluation. On February 2, 2022, the Chief Executive Officer of Gold Fields sent an email to Yamana’s Executive Chairman confirming his alignment with respect to the matters discussed on their preceding call. An agreement was reached that under confidentiality, and prior to reviewing in detail the information in data rooms, each of the two management teams present their companies and strategies in detail to the other, creating an opportunity to have discussions on the respective portfolio of assets as well as to assess management competencies and capabilities of the two companies.

On February 9, 2022, Yamana and Gold Fields entered into the Confidentiality Agreement, which contained mutual confidentiality and standstill provisions for a two-year term, to enable the provision of non-public information and to facilitate further discussions between the Parties.

On February 10, 2022, representatives of Yamana’s senior management delivered an extensive presentation to representatives of Gold Fields’ senior management and reviewed, among other matters, a corporate overview, ESG approach, Yamana’s portfolio of assets, life of mine plans, development and construction progress, and optimization and exploration opportunities. It was also discussed where Yamana saw value opportunities beyond consensus value for certain key assets and the current strategy to realize that value organically and within a larger entity.

On February 16, 2022, the Yamana Board met via video conference to receive an update regarding the discussions with Gold Fields and to further deliberate the merits of a possible transaction, including the strategic rationale and the profile of the combined entity. Following the discussion, the Yamana Board determined that Yamana’s senior management should continue to engage in discussions with Gold Fields and continue to advance due diligence.

On February 22, 2022, representatives of Gold Fields’ senior management presented to certain representatives of Yamana’s senior management and reviewed, among other things, a corporate overview, ESG approach, Gold Fields’ portfolio of assets, life of mine plans, development and construction progress and exploration opportunities. As with the previous engagement, Gold Fields also presented the value opportunities versus consensus within their portfolio and the path to achieve them.

On March 1, 2022, Yamana’s Executive Chairman and the Chief Executive Officer of Gold Fields met in person at the BMO Capital Markets’ Global Metals & Mining Conference in Florida, United States where they discussed the due diligence progress and logistics for site visits and general parameters of a potential transaction.

On March 22, 2022, the Yamana Board met in person and received an update regarding the discussions with Gold Fields, the status of due diligence and a market update, following which the Yamana Board directed senior management to continue to engage in discussions with Gold Fields regarding a potential transaction and to begin to refine terms upon which Yamana would engage.

On April 7, 2022, Yamana’s Executive Chairman and the Chief Executive Officer of Gold Fields had a telephone call to discuss a possible transaction. At Yamana’s request, Gold Fields confirmed that its preliminary assessment indicated a valuation for Yamana which implied a proposed exchange ratio of approximately 0.50 of a Gold Fields Share or Gold Fields ADS for each Yamana Share. The Yamana Board felt that this proposed exchange ratio was considered fair and implied an offer price sufficiently above where the share price was trading.

On April 14, 2022, Yamana entered into formal engagement letters with Canaccord Genuity and Stifel GMP specifically in connection with their respective appointments as financial advisors in connection with a proposed transaction with Gold Fields.

On April 19, 2022, Yamana provided Gold Fields and its representatives with additional access to a virtual data room containing fulsome material information regarding Yamana in order to facilitate legal, financial and technical due diligence.

On April 27, 2022, the Yamana Board met to receive an update regarding the discussions with Gold Fields and the status of a potential transaction. The meeting included a meeting of the Yamana Board without the presence of management and an in camera meeting of independent directors of the Yamana Board.

On May 10, 2022, Gold Fields provided Yamana and its representatives with access to additional material information regarding Gold Fields in order to facilitate ongoing financial and technical due diligence.

Between May 9 and May 12, 2022, members of Gold Fields’ senior management completed site visits at Yamana’s Jacobina mine in Brazil, MARA project in Argentina and El Peñon mine in Chile. Between May 13 and May 16, 2022, members of Yamana’s senior management and technical team completed site visits at Gold Fields’ Salares Norte project in Chile, South Deep mine in South Africa, Tarkwa mine in Ghana and St. Ives, Granny Smith, Agnew and Gruyere mines in Australia.

On May 13, 2022, Gold Fields delivered an initial non-binding proposal to Yamana with respect to a potential business combination, including a proposed exchange ratio of 0.54 of a Gold Fields Share or Gold Fields ADS for each Yamana Share, and Gold Fields requested for Yamana to enter into exclusive negotiations with Gold Fields. At the time, the share exchange ratio implied a value for Yamana that was not in line with Yamana’s value expectations.

On May 15, 2022, Yamana delivered a response to Gold Fields indicating that the financial terms of the indicative proposal were inadequate. The response indicated that Yamana would be willing to continue to engage in discussions with Gold Fields on a non-exclusive basis.

On May 16, 2022, Gold Fields provided Yamana and its representatives with further access to material information regarding Gold Fields’ business in order to facilitate other ongoing legal, financial and technical due diligence.

On May 19, 2022, the Executive Chairman of Yamana and the Chief Executive Officer of Gold Fields met in person at the Bank of America Global Metals, Mining & Steel Conference in Florida, United States to discuss the proposed transaction. Later that day, Yamana received an updated proposal from Gold Fields that included either a fixed exchange ratio of 0.58 of a Gold Fields Share or Gold Fields ADS for each Yamana Share or a floating exchange ratio of 0.57 to 0.60 of a Gold Fields Share or Gold Fields ADS for each Yamana Share, and reiterating the request for Yamana to negotiate exclusively with Gold Fields. Yamana suggested that simplicity and clarity in a transaction was optimal and indicated that it preferred the fixed exchange ratio of 0.60. Gold Fields took the proposal under advisement and indicated they would revert back to Yamana.

In anticipation of a possible deal, on May 21, 2022, Yamana engaged Scotiabank to provide the Yamana Board with financial advice, including a fairness opinion in connection with the transaction on a fixed fee basis and not dependent on deal success.

Early in the morning on May 22, 2022, Gold Fields delivered a revised offer to Yamana including a proposed exchange ratio of 0.60 of a Gold Fields Share or Gold Fields ADS for each Yamana Share, which was noted as being Gold Fields best and final offer. Gold Fields also delivered an initial draft of the Arrangement Agreement to Yamana for its review and comment. Yamana agreed in principle, subject to approval of the Yamana Board, and indicated it would work toward documentation and providing the limited exclusivity for which Gold Fields requested.

Later in the morning on May 22, 2022, the Yamana Board met via video conference with members of senior management as well as representatives of Cassels, Canaccord Genuity and Stifel GMP to consider the revised non-binding proposal received from Gold Fields. At the commencement of the meeting, the Yamana Board met without the presence of management and discussed the interests of members of management in the potential transaction, including the terms of existing termination and “double trigger” change of control provisions that would be applicable in certain circumstances and the potential treatment of long-term incentive awards in connection with the transaction. The non-independent directors recused themselves from the discussions and decisions regarding these matters. Members of senior management then joined the meeting and the Yamana Board received a presentation from management outlining the site visits and technical and operational due diligence completed with respect to Gold Fields as well as an analysis of the proposed transaction. The Yamana Board also received presentations from each of Canaccord Genuity and Stifel GMP regarding the financial and strategic merits of a potential transaction with Gold Fields. The Yamana Board discussed the strategy and rationale of the potential transaction with Gold Fields as well as geo-political risks. Following the presentations, the Yamana Board met in camera with Cassels, during which Cassels discussed the obligations of the Yamana Board in the context of a change of control transaction, including the appropriate process to follow upon receipt of an offer from a third party and the Yamana Board’s legal and fiduciary duties. The independent directors of the Yamana Board met in camera with Cassels and discussed the proposed transaction generally and the treatment of management in connection with the transaction. Following the meeting and on the instructions of the Yamana Board, Yamana’s senior management delivered a response to Gold Fields confirming that the Yamana Board was supportive of proceeding with the potential transaction, subject to negotiation of definitive terms and documentation, completion of customary confirmatory due diligence, and receipt of fairness opinions.

Between May 22, 2022 and May 30, 2022, representatives of Cassels and Fasken met via video conference on numerous occasions to discuss key issues relating to the Arrangement Agreement and the ancillary agreements.

On May 23, 2022, Yamana received a draft exclusivity agreement from Gold Fields including a request for the parties to enter into exclusive negotiations until June 2, 2022 with a view to negotiating and finalizing the definitive documentation.

On May 25, 2022, the Yamana Board met, with representatives of Cassels in attendance, to receive an update on the status of ongoing legal discussions and negotiations with Gold Fields. Cassels provided an overview of the key terms and issues identified in reviewing the initial drafts of the transaction documents. The Yamana Board discussed the regulatory approvals required in connection with the transaction and the expected timeline for all required approvals. Following this in camera session, members of Yamana’s senior management and representatives of each of Canaccord Genuity and Scotiabank were invited to join the meeting. Canaccord Genuity and Scotiabank were each asked to provide their views with respect to the terms of the proposed transaction and the summary of the work being undertaken in connection with the delivery of the fairness opinions to the Yamana Board prior to the announcement of the transaction. Following discussion, the Yamana Board provided instructions on certain key issues in the Arrangement Agreement and directed Yamana’s senior management to continue negotiating the transaction documents on the terms discussed. Following the conclusion of the meeting, the non-management directors met in camera with Cassels and were provided with an opportunity to ask questions in the absence of management.

On May 26, 2022, Yamana and Gold Fields entered into the Exclusivity Agreement.

On May 30, 2022, the Yamana Board met with Yamana’s senior management, together with representatives of Cassels, Stifel GMP, Canaccord Genuity and Scotiabank, to review and consider the terms of the Arrangement. The Yamana Board received an update on the timing of announcement of the transaction, the most recent revisions to the draft Arrangement Agreement and ancillary agreements and a summary of the outstanding terms to be settled between the parties. The Yamana Board discussed the process adopted by the Yamana Board to consider and approve the transaction, including receipt of advice from financial and legal advisors and consideration of the strategy and alternatives. The Yamana Board received and considered a summary of the Arrangement Agreement and other definitive documents as well as regulatory and shareholder approvals required in connection with the transaction. In particular, the Yamana Board considered the treatment of long-term incentive awards and potential change of control payments to senior management. The Yamana Board received views on fairness from Canaccord Genuity and Scotiabank, which were subsequently confirmed by delivery of written opinions, that, as of May 30, 2022, and subject to the assumptions, limitations, and qualifications set out therein, the Consideration is fair, from a financial point of view, to the Yamana Shareholders. Following the presentations, representatives of the financial advisors were excused from the meeting and the Yamana Board was provided with the opportunity to ask further questions of Yamana’s senior management and Cassels. Members of management were then excused from the meeting and the non-management directors met in camera with Cassels and were provided with an opportunity to ask questions in the absence of management.

After further discussion and taking into consideration its own assessment of the transaction and the interests of Yamana Shareholders, the Canaccord Genuity Fairness Opinion and the Scotiabank Fairness Opinion and other relevant matters, the Yamana Board unanimously determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Yamana, unanimously approved Yamana entering into the Arrangement Agreement and the ancillary agreements and unanimously resolved to recommend that Yamana Shareholders vote in favour of the Arrangement.

Throughout May 30, 2022 and the early morning of May 31, 2022, Yamana and Gold Fields, assisted by their respective legal advisors, finalized the terms of the Arrangement Agreement and other transaction documents. Yamana and Gold Fields executed the Arrangement Agreement on May 31, 2022 and jointly announced the Arrangement on May 31, 2022.

Recommendation of the Yamana Board

The Yamana Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and after consultation with representatives of Yamana’s senior management, its financial and legal advisors and having received and taken into account the Yamana Fairness Opinions and such other matters as it considered necessary and relevant, including the factors set out below under the heading “– Reasons for the Recommendation of the Yamana Board”, unanimously determined that the Arrangement and entering into the Arrangement Agreement is in the best interests of Yamana and authorized Yamana to enter into the Arrangement Agreement and all related agreements. The Yamana Board unanimously recommends that Yamana Shareholders vote IN FAVOUR of the Arrangement Resolution.

The Yamana Board unanimously recommends that Yamana Shareholders vote IN FAVOUR of the Arrangement Resolution.

All of the Yamana Supporting Shareholders are required to vote all of their Yamana Shares in favour of the Arrangement Resolution, subject to the terms of the Arrangement Agreement and the Yamana Support Agreements.

Reasons for the Recommendation of the Yamana Board

In reaching its conclusion and formulating its unanimous recommendation, the Yamana Board consulted with Yamana’s senior management and its respective legal and financial advisors. The Yamana Board also reviewed a significant amount of financial and technical information relating to Gold Fields and Yamana and considered a number of factors, including those listed below. The following is a summary of the principal reasons for the unanimous recommendation of the Yamana Board that Yamana Shareholders vote IN FAVOUR of the Arrangement Resolution.

•	Significant premium. The Consideration represents a 33.8% premium to the price of the Yamana Shares based on each company’s 10-day VWAP ending on the last trading day prior to the Announcement Date and a 42% premium to the spot price of the Yamana Shares on the last trading day prior to the Announcement Date. The Consideration implied a valuation for Yamana of US$6.7 billion at the Announcement Date, which the Yamana Board considered to be within the range of the fair value of Yamana at the time. The Exchange Ratio established by Yamana and Gold Fields reflects the relative weighting of values of the two companies at the Announcement Date, the result of which embedded the premium paid to Yamana Shareholders through their 39% continued ownership in the Combined Company. Yamana considered that during the period leading up to the Announcement Date the market price of the Gold Fields Shares had been declining from recent highs, but recognized through its due diligence on Gold Fields that the share price at the time was not properly reflecting Gold Fields’ long-term value. The Yamana Board also recognizes that since the Announcement Date, a further decline in the market price of the Gold Fields Shares has occurred, and that while the current share price is not reflecting the inherent value of Gold Fields, the Exchange Ratio has locked in the long-term value for Yamana Shareholders.

•	Retained ownership of the Combined Company. Upon completion of the Arrangement, it is anticipated that Yamana Shareholders and Gold Fields Shareholders will own approximately 39% and 61% of the Combined Company, respectively. Such ownership levels are in line with the relative consensus contributions of net asset values of the two companies on the Announcement Date.

•	Company scale. The Combined Company will be a top-4 global gold major with a diversified portfolio of high-quality, long-life assets with tangible near and long-term growth opportunities. Yamana Shareholders will retain significant ownership in a globally diversified, senior gold producer, ranked highest by mineral reserve life index relative to senior gold peers, third largest by forecasted gold-equivalent production by 2024 and fourth largest by market capitalization.

•	International presence and regional relevance. With five regional areas in which 14 mines will be managed across premier, rules-based mining jurisdictions including North America, South America, Africa and Australia, the Combined Company will have an increased international presence and regional relevance, with risk mitigated through a balanced geographical spread and majority exposure to OECD (Organization for Economic Co-operation and Development) countries.

•	Management strength and integration. The Yamana Board considered the agreement of the companies to establish a transitionary period in which the Canadian office of Yamana would work with Gold Fields to continue to manage the business and affairs and operations of Yamana. The companies have agreed that those at a Senior Vice President level and below at Yamana will be approached to continue to manage the business during this transitionary period. Executive and non-executive directors of Yamana will not be continuing with the Combined Company.

•	Realization of inherent value and upside potential. In the course of its due diligence investigations of Gold Fields, Yamana confirmed the inherent value underlying the value of the Consideration Shares and identified upside potential in Gold Fields’ assets. In particular, Yamana recognized opportunities to extend the mine life of Gold Fields’ Australian operations and improve the production profile and mine life at Salares Norte as well as continuing with the performance improvements at South Deep, providing a robust and sustainable production level for the next 10 years. The Arrangement will allow Yamana Shareholders to crystallize value for their Yamana Shares and benefit from upside appreciation from further growth and the potential re-rating of the Combined Company’s portfolio as the Combined Company is expected to benefit from peer-leading positioning on key performance metrics such as asset life and production growth relative to the other major gold producers.

•	Strengthened financial position. Gold Fields’ and Yamana’s highly complementary cash flow generation will strengthen the financial position of the Combined Company. Strong near-term operating cash flows from producing assets, healthy balance sheets and staggered major capital investment cycles will provide the Combined Company with greater capacity to fund its project pipeline without compromising balance sheet flexibility or shareholder returns.

•	Industry-leading growth pipeline. The Combined Company will benefit from the significant near-term growth of Gold Fields’ Salares Norte and South Deep mines, and the medium and longer-term growth from Yamana’s Jacobina phased expansion, and the Odyssey, Wasamac and MARA projects as well as additional opportunities in Yamana’s high-quality exploration pipeline. In addition, Yamana's extensive due diligence process, which incorporated the technical and geological expertise of a team that has consistently increased Yamana’s mineral inventories and replaced mining depletion, concluded that several of Gold Fields' assets present exploration and development opportunities for maintaining overall production and cash flow generation at or above current levels. This production will provide a sustainable platform to underpin the growth expected from the combined development pipeline. Among the opportunities identified by Yamana are some mines in Australia and Africa, and in particular Salares Norte, where the average production platform and mine life are anticipated to be higher and longer than that contemplated in the initial mine plan. In particular, the Yamana Board was influenced by the imminent production, as well as the meaningful increases in cash flow, from Salares Norte. Yamana Shareholders would participate and benefit almost immediately both in the form of higher free cash flow yield and growing dividend payouts, as well a potential increase in the market price of the Gold Fields Shares and Gold Fields ADSs based on applying a reasonable multiple to the meaningfully increased cash flows. Ultimately, Yamana’s diligence demonstrated that there was more value inherent in Gold Fields over the short, intermediate and long term than was being reflected in their share price at the time the Arrangement was announced.

•	Complementary cultures and aligned strategic priorities. Both Yamana and Gold Fields are disciplined, value-driven companies focused on operational delivery, prudent capital allocation, portfolio management, responsible growth and strong shareholder returns underpinned by a strong focus on people, particularly their safety, and upholding leading sustainability and ESG (environmental, social and governance) performance. Furthermore, the Combined Company will continue to commit to decarbonisation, environmental, safety and health, diversity and stakeholder value creation targets.

•	Cost Savings. The Combined Company will target initial pre-tax cost savings of approximately $40 million per year over the next 10 years. Initial cost synergies quantified relate to the streamlining of corporate overheads (approximately $25 million per year) and supply chain efficiencies (approximately $15 million per year) resulting from bulk purchase savings in the Americas.

•	Strategic and operational synergies. Yamana believes that there will be significant operational synergies and upside via strategic optimizations resulting from applying the combined technical expertise in top-tier prolific geological regions, the optimization of regional and corporate structures, the sharing of best practices and innovation across sites as well as leveraging the scale of the Combined Company in order to realize the upside value potential inherent in the existing portfolio of assets. These strategic opportunities are expected to significantly enhance the net asset value and cash flow generation of the Combined Company. Priority opportunities include the acceleration and optimization of high-return projects such as Jacobina and Salares Norte, the consolidation of operations in certain regions and the value optimizations from significant growth assets such as Odyssey, Jacobina and MARA in the context of the combined portfolio.

•	Business climate and review of strategic alternatives. The Yamana Board has periodically reviewed a range of strategic alternatives for creating shareholder value, and in the ordinary course of business Yamana has had regular engagement with several industry peers in that regard, including other potential transactions. For a summary of the engagements since early 2020 see “The Arrangement – Background to the Arrangement”. After consultation on the Arrangement with its financial and legal advisors, and after review of the current and prospective business climate in the precious metals mining industry and other strategic opportunities reasonably available to Yamana, including continuation as an independent enterprise, potential acquisitions and various combinations of Yamana or its mineral properties by way of joint venture or otherwise, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Yamana Board believes that the Combined Company will be better positioned to pursue a growth and value maximizing strategy.

•	Value proposition. Yamana has consistently maintained, in the course of market activities and in evaluation of business combinations, as more particularly described elsewhere in the Circular, that the quality of its assets supports considerably more value and upside than ascribed to those assets as reflected in the price of Yamana Shares. Gold Fields reviewed fulsome technical information on all of Yamana’s operating mines and major development projects, including technical reports, life of mine and strategic life of mine plans and exploration data. In agreeing to pay a premium, Gold Fields recognized the Yamana Board view that Yamana had more value than was reflected in the price of Yamana Shares and considerable additional upside potential that would be reflected in the combined company as the complementary nature of both portfolios is expected to drive a combination greater than the sum of its parts. Following the transaction announcement, CIBC completed the CIBC Valuation Report, which was prepared for inclusion in the Gold Fields Circular as part of the listing requirements of the JSE, which estimated value ranges, as the Valuation Date, for each of Yamana’s operating mines and major development projects that sum to a consolidated value range of US$6.8 to US$8.0 billion.

•	Participation in Gold Fields’ semi-annual dividend. Yamana Shareholders are expected to benefit from Gold Fields’ historic practice of returning value to its shareholders in the form of a semi-annual dividend. Gold Fields has announced that it will revise its dividend policy to enable it to declare an aggregate dividend in respect of each financial year based on 30% to 45% of the normalized profits attributable to Gold Fields Shareholders. Furthermore, and subject to attaining the relevant normalized profits and the applicable legal and board approvals required to declare a dividend, Gold Fields targets paying a dividend at the top end of the revised dividend policy (45% of normalized profits) for the 2023 dividend cycles (being the 2023 interim and final dividends), following completion of the Arrangement.

•	Other factors. The Yamana Board also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of Yamana and Gold Fields, information concerning mineral reserves and mineral resources, business, operations, properties, assets, financial condition, operating results and prospects of each of Yamana and Gold Fields and the historical trading prices of the Yamana Shares, the Gold Fields Shares and the Gold Fields ADSs, taking into account the results of Yamana’s due diligence review of Gold Fields and its properties. The Yamana Board recognizes the significant change in the capital markets and the associated decline of the entire gold sector since the Announcement Date, including the decline in the market price of the Yamana Shares, Gold Fields Shares and Gold Fields ADSs. However, the Yamana Board believes that the current market price of the Gold Fields Shares and Gold Fields ADSs does not reflect the inherent value proposition of the Combined Company, including the current value and upside potential of the respective assets of Yamana and Gold Fields and that the Combined Company will be better positioned for the market to recognize the inherent value of its asset portfolio over time.

In making its determinations and recommendations, the Yamana Board also observed that a number of procedural safeguards were in place and are present to permit the Yamana Board to represent the interests of Yamana, Yamana Shareholders and other Yamana stakeholders. These procedural safeguards include, among others:

•	Canaccord Genuity Fairness Opinion. The Yamana Board received the Canaccord Genuity Fairness Opinion to the effect that, as of May 30, 2022 and based upon the assumptions, limitations and qualifications set out therein, the Consideration is fair, from a financial point of view, to the Yamana Shareholders. See “Schedule C – Canaccord Genuity Fairness Opinion”.

•	Scotiabank Fairness Opinion. The Yamana Board received the Scotiabank Fairness Opinion to the effect that, as of May 30, 2022 and based upon the assumptions, limitations and qualifications set out therein, the Consideration is fair, from a financial point of view, to the Yamana Shareholders. See “Schedule D – Scotiabank Fairness Opinion”.

•	Advice from Stifel GMP. Yamana engaged Stifel GMP to provide financial advice in connection with the Arrangement and the Yamana Board relied on such advice in its assessment of the Arrangement.

•	Support of boards and management teams. All of the directors and executive management of each of Yamana and Gold Fields have entered into support and voting agreements pursuant to which they have agreed, among other things, to vote in favour of, in the case of Yamana, the Arrangement Resolution, and in the case of Gold Fields, the Gold Fields Resolutions.

•	Arm’s length transaction. The terms of the Arrangement Agreement and the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of Yamana’s legal counsel and financial advisors.

•	Conduct of Yamana’s business. The Yamana Board believes that the restrictions imposed on Yamana’s business and operations during the pendency of the Arrangement are reasonable and not unduly burdensome.

•	Ability to respond to superior proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Yamana’s ability to solicit interest from third parties, the Arrangement Agreement allows the Yamana Board, in the exercise of their fiduciary duties, to engage in discussions or negotiations regarding any unsolicited competing proposal for Yamana received prior to the Yamana Meeting that constitutes or would reasonably be expected to constitute a Yamana Superior Proposal.

•	Reasonable Break Fee. The amount of the Yamana Termination Fee, being US$300 million, payable under certain circumstances, is within the range of termination fees that are considered reasonable for a transaction of the nature and size of the Arrangement.

•	Shareholder Approval. The Arrangement Resolution must be approved by the affirmative vote of at least two-thirds of the votes cast by Yamana Shareholders present in person or represented by proxy and entitled to vote at the Yamana Meeting.

•	Court Approvals. The Arrangement is subject to a judicial determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to Yamana Shareholders and other affected Persons.

•	Dissent Rights. Registered Yamana Shareholders entitled to vote at the Yamana Meeting have the ability to exercise Dissent Rights and to receive fair value for their Yamana Shares as determined by the Court, subject to strict compliance with all requirements applicable to the exercise of Dissent Rights.

•	Stakeholder Analysis. The terms of the Arrangement Agreement treat all stakeholders of Yamana equitably and fairly.

The Yamana Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described under the heading “Risk Factors”. The Yamana Board believed that overall, the anticipated benefits of the Arrangement to Yamana outweighed these risks and negative factors.

The information and factors described above and considered by the Yamana Board in reaching their determinations and recommendations are not intended to be exhaustive, but include material factors considered by the Yamana Board. In view of the wide variety of factors considered in connection with the evaluation of the Arrangement and the complexity of these matters, the Yamana Board did not find it practicable to, and therefore did not, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Yamana Board may have given different weight to different factors.

Yamana Fairness Opinions

Canaccord Genuity Fairness Opinion

Pursuant to the terms of an engagement letter dated April 14, 2022, Canaccord Genuity was retained by Yamana to act as one of its financial advisors in connection with the Arrangement. The engagement includes providing Yamana with financial advisory services related to the Arrangement, including providing an opinion to the Yamana Board as to the fairness, from a financial point of view, of the Consideration to be received by the Yamana Shareholders pursuant to the Arrangement.

At a meeting of the Yamana Board held on May 30, 2022 to consider the Arrangement, Canaccord Genuity orally delivered its opinion to the Yamana Board, which was subsequently confirmed in writing. The Canaccord Genuity Fairness Opinion concluded that, as at the date thereof, and based upon and subject to the assumptions, limitations and qualifications set out therein and such other matters as Canaccord Genuity considered relevant, the Consideration to be received by Yamana Shareholders is fair, from a financial point of view, to the Yamana Shareholders.

The full text of the Canaccord Genuity Fairness Opinion, setting out, among other things, the scope of review, the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Canaccord Genuity Fairness Opinion, is attached to this Circular as Schedule C. This summary of the Canaccord Genuity Fairness Opinion is qualified in its entirety by the full text of the opinion.

Pursuant to the terms of the engagement letter, Yamana agreed to pay Canaccord Genuity a fixed fee for rendering the Canaccord Genuity Fairness Opinion (which is not contingent on the conclusions reached in the Canaccord Genuity Fairness Opinion or the completion of the Arrangement) and an additional fee that is contingent on completion of the Arrangement. Yamana has also agreed to reimburse Canaccord Genuity for its reasonable out-of-pocket expenses incurred in connection with its services and to indemnify Canaccord Genuity against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

The Canaccord Genuity Fairness Opinion was prepared at the request of and for the information and assistance of Yamana in connection with its consideration of the Arrangement. The Canaccord Genuity Fairness Opinion is not a recommendation to any Yamana Shareholders as to how to vote or act (including without limitation, the election of the form of Consideration Shares) on the Arrangement Resolution or any other matter relating to the Arrangement or a recommendation to the Yamana Board to enter into the Arrangement Agreement. The Canaccord Genuity Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Yamana or in which Yamana might engage or as to the underlying business decision of Yamana to effect the Arrangement. The Canaccord Genuity Fairness Opinion is only one factor that was taken into consideration by the Yamana Board in approving the terms of the Arrangement Agreement and all related agreements and making its unanimous determination that the Arrangement is in the best interests of Yamana and unanimous recommendation that the Yamana Shareholders vote in favour of the Arrangement Resolution. See “The Arrangement – Reasons for the Recommendation of the Yamana Board”. Neither Canaccord Genuity nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in applicable Canadian Securities Laws) of Yamana or Gold Fields or any of their respective affiliates.

The Yamana Board urges Yamana Shareholders to review the Canaccord Genuity Fairness Opinion carefully and in its entirety. See “Schedule C – Canaccord Genuity Fairness Opinion”.

Scotiabank Fairness Opinion

Pursuant to the terms of an engagement letter dated May 21, 2022, Scotiabank was retained by Yamana to provide financial advice to the Yamana Board in considering the Arrangement, including providing an opinion to the Yamana Board as to the fairness, from a financial point of view, of the Consideration to be received by the Yamana Shareholders pursuant to the Arrangement.

At a meeting of the Yamana Board held on May 30, 2022 to consider the Arrangement, Scotiabank orally delivered its opinion to the Yamana Board, which was subsequently confirmed in writing. The Scotiabank Fairness Opinion concluded that, as at the date thereof, and based upon and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Yamana Shareholders pursuant to the Arrangement is fair from a financial point of view to the Yamana Shareholders.

The full text of the Scotiabank Fairness Opinion, setting out, among other things, the scope of review, the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Scotiabank Fairness Opinion, is attached to this Circular as Schedule D. This summary of the Scotiabank Fairness Opinion is qualified in its entirety by the full text of the opinion.

Pursuant to the terms of the engagement letter, Yamana agreed to pay Scotiabank a fixed fee for its services as financial advisor, including rendering the Scotiabank Fairness Opinion (which is not contingent on the conclusions reached in the Scotiabank Fairness Opinion or the completion of the Arrangement). Yamana has also agreed to reimburse Scotiabank for its reasonable out-of-pocket expenses incurred in connection with its services and to indemnify Scotiabank against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement.

The Scotiabank Fairness Opinion was prepared at the request of and for the information and assistance of the Yamana Board in connection with its consideration of the Arrangement. The Scotiabank Fairness Opinion is not a recommendation to any Yamana Shareholders as to how to vote or act (including without limitation, the election of the form of Consideration Shares) on the Arrangement Resolution or any other matter relating to the Arrangement or a recommendation to the Yamana Board to enter into the Arrangement Agreement. The Scotiabank Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Yamana or in which Yamana might engage or as to the underlying business decision of Yamana to effect the Arrangement. The Scotiabank Fairness Opinion is only one factor that was taken into consideration by the Yamana Board in approving the terms of the Arrangement Agreement and all related agreements and making its unanimous determination that the Arrangement is in the best interests of Yamana and unanimous recommendation that the Yamana Shareholders vote in favour of the Arrangement Resolution. See “The Arrangement – Reasons for the Recommendation of the Yamana Board”. Neither Scotiabank nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in applicable Canadian Securities Laws) of Yamana or Gold Fields or any of their respective affiliates.

The Yamana Board urges Yamana Shareholders to review the Scotiabank Fairness Opinion carefully and in its entirety. See “Schedule D – Scotiabank Fairness Opinion”.

Asset Valuation Report

CIBC Valuation Report

Pursuant to the terms of an engagement letter dated August 10, 2022, CIBC World Markets Inc. (“CIBC”) was retained by Yamana to prepare a valuation report (the “CIBC Valuation Report”) for certain mineral properties of Yamana, to address the requirement of the JSE that Gold Fields include such asset valuations in the Gold Fields Circular. The CIBC Valuation Report was prepared as of August 30, 2022 (the “Valuation Date”) and is based upon the form of a Short Form Valuation Report under the Code for the Valuation of Mineral Properties, as adopted by the Canadian Institute of Mining, Metallurgy & Petroleum Council on November 29, 2019 (the “CIMVAL Code”). The CIBC Valuation Report encompasses the Jacobina, Canadian Malartic, El Peñón, Minera Florida and Cerro Moro mines and the MARA and Wasamac development projects. The provision of the CIBC Valuation Report was conditional upon (among other things) the final approval by the JSE of the form of the CIBC Valuation Report and the satisfaction of CIBC with its due diligence in connection with the CIBC Valuation Report and the final form thereof.

The full text of the CIBC Valuation Report, setting out, among other things, the scope of review, the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the CIBC Valuation Report, is available on Yamana’s website at www.yamana.com. This summary of the CIBC Valuation Report is qualified in its entirety by the full text of the CIBC Valuation Report. The Yamana Board urges Yamana Shareholders to review the CIBC Valuation Report carefully and in its entirety.

CIBC believes that it has appropriate independence (as defined in and required by the CIMVAL Code) given that CIBC is independent of the outcome of the CIBC Valuation Report and was objective in exercising its judgment therein.

Pursuant to the terms of the engagement letter, Yamana agreed to pay CIBC a fixed fee for the CIBC Valuation Report (which is not contingent on the conclusions reached in the CIBC Valuation Report or the completion of the Arrangement). Yamana has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses incurred in connection with its services and to indemnify CIBC against certain liabilities that might arise out of its engagement. The fees payable to CIBC pursuant to the engagement agreement are not financially material to CIBC.

In preparing the CIBC Valuation Report, CIBC considered three principal methodologies: (i) income approach - net asset value, (ii) market approach - comparable companies analysis and (iii) market approach – precedent transactions analysis. In addition, CIBC used a Market Approach - TEV/Resource methodology exclusively for the unmodeled underground mineral resources at the Canadian Malartic mine that were not included in the current mine plan provided by Yamana to CIBC. With respect to CIBC’s approach to value, it is important to note that the comparable companies approach does not incorporate a change of control premium, which is relevant to Yamana and its underlying assets in the context of the Arrangement. For this reason, CIBC placed less emphasis on this approach when determining its estimated value ranges.

In connection with preparing the CIBC Valuation Report and estimating a value range for each of the applicable mineral properties, CIBC reviewed and relied upon, among other things, the current NI 43-101 technical reports relating to the principal assets as listed in Schedule A to the CIBC Valuation Report and available under Yamana’s issuer profile on SEDAR at www.sedar.com (collectively, the “Technical Reports”), and current life-of-mine plans for the principal assets (the “LOM Plans”) as prepared, and provided to CIBC, by Yamana.

The CIBC Valuation Report may not be current beyond the Valuation Date and is subject to the assumptions, qualifications and limitations as set forth therein. In addition, the analysis in the CIBC Valuation Report focuses on a valuation of each of the applicable mineral properties, individually, and does not constitute or contemplate a valuation of Yamana as a corporate entity. As such, the analysis does not include Yamana’s corporate G&A and head office costs, or interest expense related to debt held at the corporate level. Mine site-level G&A is included in the cash flows and valuation for each of the principal assets. Based on the valuation approaches and methodologies utilized in the CIBC Valuation Report and a valuation date as at August 30, 2022 for each of the principal assets, the estimated value ranges are as follows:

Mineral Property	Yamana Interest	Value Range (Attr. to Yamana; US$mm)
Operating Assets
Jacobina	100% Interest	$2,250 - $2,550
Canadian Malartic	50% Joint Venture Interest	$2,250 - $2,550
El Peñón	100% Interest	$675 - $775
Minera Florida	100% Interest	$300 - $350
Cerro Moro	100% Interest	$250 - $300
Development Assets
MARA Development Project	56.25% Joint Venture Interest	$800 - $1,100
Wasamac Development Project	100% Interest	$300 - $400

Principal Steps of the Arrangement

The following description of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached to this Circular as Schedule B.

If the Arrangement Resolution is approved at the Yamana Meeting, the Gold Fields Resolutions are approved at the Gold Fields Meeting, the Final Order approving the Arrangement is issued by the Court and the other applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing at the Effective Time, which is expected to be at 12:01 a.m. (Toronto time) on the Effective Date, which is expected to occur in the fourth quarter of 2022. Commencing and effective as at the Effective Time, each of the events set out below will occur and will be deemed to occur sequentially in the following order without any further authorization, act or formality on the part of any Person, unless stated otherwise:

•	each Dissent Share held by a Dissenting Shareholder will be transferred and assigned (free and clear of all Liens) by the holder thereof to Yamana for a debt claim against Yamana (to be settled by Yamana with its own available funds on hand and not funds directly or indirectly provided by Gold Fields, Gold Fields Subco or any affiliate of Gold Fields) for the amount determined under the Plan of Arrangement, and: (a) the name of such Dissenting Shareholder will be removed from the register of the Yamana Shareholders maintained by or on behalf of Yamana and such Dissent Share will be cancelled and cease to be outstanding; and (b) such Dissenting Shareholder will cease to be the holder of such Dissent Share or to have any rights as a Yamana Shareholder other than the right to be paid the fair value for such Dissent Share as set out in the Plan of Arrangement;

•	each outstanding Yamana Share (other than any Yamana Share held by a Dissenting Shareholder and any Yamana Share held by Gold Fields or any of its affiliates) will be transferred and assigned by the holder thereof to Gold Fields Subco (free and clear of any Liens) in exchange for the Consideration, subject to the terms of the Plan of Arrangement, and

(a)	the registered holder thereof will cease to be the registered holder of each such Yamana Share and the name of such registered holder will be removed from the register of Yamana Shareholders maintained by or on behalf of Yamana;

(b)	the registered holder thereof will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer each such Yamana Share; and

(c)	Gold Fields Subco will be the holder of all of the outstanding Yamana Shares (free and clear of all Liens) and the register of Yamana Shareholders maintained by or on behalf of Yamana will be revised accordingly;

•	each outstanding Yamana RSU (whether vested or unvested) will vest in accordance with the terms of the Yamana RSU Plan and will be transferred by the holder thereof to Gold Fields Subco in exchange for such number of Gold Fields ADSs as is equal to the number of Yamana Shares subject to the Yamana RSUs immediately prior to the Effective Time, multiplied by the Exchange Ratio, rounded down to the nearest whole number, and each such Yamana RSU will be immediately cancelled and (a) the holders of such Yamana RSUs will cease to be holders thereof and to have any rights as holders of such Yamana RSUs, other than the right to receive the consideration to which they are entitled in accordance with the Plan of Arrangement, (b) such holders’ names will be removed from the register of Yamana RSUs maintained by or on behalf of Yamana, and (c) all agreements relating to the Yamana RSUs will be terminated and will be of no further force and effect;

•	each outstanding Yamana PSU will be transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to the VWAP of one Yamana Share on the TSX during the five trading days prior to the Effective Date multiplied by the applicable Multiplier (as defined in the Yamana PSU Plan), to be determined on the Effective Date, and each such Yamana PSU will be immediately cancelled and (a) the holders of such Yamana PSU will cease to be holders thereof and to have any rights as holders of such Yamana PSUs, other than the right to receive the consideration to which they are entitled in accordance with the Plan of Arrangement, (b) such holders’ names will be removed from the register of Yamana PSUs maintained by or on behalf of Yamana, and (c) all agreements relating to the Yamana PSUs will be terminated and will be of no further force and effect; and

•	each outstanding Yamana DSU will be transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to the VWAP of one Yamana Share on the TSX during the five trading days prior to the Effective Date and each such Yamana DSU will be immediately cancelled and (a) the holders of such Yamana DSUs will cease to be holders thereof and to have any rights as holders of such Yamana DSUs, other than the right to receive the consideration to which they are entitled in accordance with the Plan of Arrangement, (b) such holders’ names will be removed from the register of Yamana DSUs maintained by or on behalf of Yamana, and (c) all agreements relating to the Yamana DSUs will be terminated and will be of no further force and effect.

If completed, the Arrangement will result in the issuance, at the Effective Time, of, at the election of each Yamana Shareholder, either 0.6 of a Gold Fields Share or 0.6 of a Gold Fields ADS for each Yamana Share held by Former Yamana Shareholders (excluding Yamana Shares held by Dissenting Shareholders and Gold Fields and its affiliates) at the Effective Time. Former Yamana Shareholders and Former Gold Fields Shareholders are expected to own 39% and 61%, respectively, of the Gold Fields Shares, and thus the Combined Company, immediately following completion of the Arrangement (on a non-diluted basis), in each case based on the number of Yamana Shares and Gold Fields Shares issued and outstanding as of May 30, 2022.

All Consideration Shares issued pursuant to the Arrangement will be, and will be deemed to be, validly issued and outstanding as fully paid and non-assessable.

Timing for Completion of the Arrangement

Subject to the provisions of the Arrangement Agreement, the Arrangement will become effective at the Effective Time on the Effective Date, being the date on which all of the conditions to completion of the Arrangement as set out in the Arrangement Agreement (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived in accordance with the Arrangement Agreement, all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably, and the Certificate of Arrangement has been issued by the Director.

The Effective Date will be the date upon which Yamana and Gold Fields agree in writing, or in the absence of such agreement, five Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement as set out in the Arrangement Agreement (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or waiver of those conditions). If the Yamana Meeting and Gold Fields Meeting are held as scheduled and are not adjourned and/or postponed, the Yamana Shareholder Approval is obtained and the Gold Fields Shareholder Approval is obtained, it is expected that Yamana will apply for the Final Order approving the Arrangement in the fourth quarter of 2022. If the Final Order is obtained in a form and substance satisfactory to Yamana and Gold Fields, and all other conditions set forth in the Arrangement Agreement are satisfied or waived by the applicable Party, the Parties expect the Effective Date to occur in the fourth quarter of 2022 following the receipt of all required Regulatory Approvals and consents; however, it is not possible at this time to state with certainty when the Effective Date will occur as completion of the Arrangement may be delayed beyond this date if the conditions to completion of the Arrangement cannot be met on a timely basis. Subject to certain limitations, each Party may terminate the Arrangement Agreement if the Arrangement is not consummated by the Outside Date, which date can be unilaterally extended by a Party for up to an additional 60 days (in five to 15-day increments) if the only unsatisfied condition is the receipt of all Key Regulatory Approvals, or extended by mutual agreement of the Parties.

Although Yamana and Gold Fields’ objective is to have the Effective Date occur as soon as possible after the Yamana Meeting and the Gold Fields Meeting, the Effective Date could be delayed for a number of reasons, including, but not limited to, an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required Regulatory Approvals or clearances, including the Key Regulatory Approvals, that remain outstanding. Yamana or Gold Fields may determine not to complete the Arrangement without prior notice to or action on the part of, Yamana Shareholders or Gold Fields Shareholders. See “Transaction Agreements – The Arrangement Agreement – Termination of the Arrangement Agreement”.

Treatment of Long-Term Incentives/Convertible Securities

At the Effective Time, on the terms and subject to the conditions of the Arrangement Agreement, each Yamana PSU and Yamana DSU will be transferred to Yamana in exchange for a cash payment from Yamana in accordance with the terms of the Plan of Arrangement. Each Yamana RSU (whether vested or unvested) will vest in accordance with the terms of the Yamana RSU Plan and will be transferred to Gold Fields Subco in exchange for such number of Gold Fields ADSs as prescribed in accordance with the Plan of Arrangement. See “– Principal Steps of the Arrangement”.

Procedure for Exchange of Yamana Shares for Consideration Shares and Excess Share Proceeds and Letter of Transmittal

Yamana and Gold Fields have appointed Computershare Investor Services Inc. to act as Depositary to handle the exchange of Yamana Shares for the Consideration Shares and delivery of the net proceeds from the sale of the Gold Fields Excess Shares (the “Excess Share Proceeds”). Following receipt of the Final Order and on the day immediately prior to the Effective Date, Gold Fields will deposit sufficient Consideration Shares in escrow with the Depositary to satisfy the aggregate Consideration payable to Yamana Shareholders pursuant to the Arrangement and in accordance with the Plan of Arrangement, which Consideration Shares will be held by the Depositary as agent and nominee for such former Yamana Shareholders for distribution to such former Yamana Shareholders in accordance with the Plan of Arrangement.

A Letter of Transmittal has been mailed, together with this Circular, to each Person who was a Registered Yamana Shareholder on the Record Date. Yamana has enclosed a return envelope with the Yamana Meeting Materials in order to assist Registered Yamana Shareholders with returning their Letter of Transmittal and related documents to the Depositary. The Letter of Transmittal is only for use by Registered Yamana Shareholders. Holders of Yamana Depositary Interests will not be provided with, and will not need to submit, a Letter of Transmittal. The Letter of Transmittal will also be available under Yamana’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on Yamana’s website at www.yamana.com. Additional copies of the Letter of Transmittal will also be available by contacting the Depositary at 1-800-564-6253 or toll free in North America at 1-514-982-7555 or by email at: corporateactions@computershare.com.

In order to receive the Consideration Shares that a Registered Yamana Shareholder (other than a Dissenting Shareholder) is entitled to receive under the Arrangement together with any Excess Share Proceeds, each Registered Yamana Shareholder must deposit a properly completed and duly executed Letter of Transmittal along with the accompanying certificate(s) or DRS Statement(s) representing their Yamana Shares to the Depositary (at the address specified on the last page of the Letter of Transmittal), together with all other documents and instruments referred to in the Letter of Transmittal or as reasonably required by the Depositary. It is recommended that Registered Yamana Shareholders send a properly completed and signed Letter of Transmittal, the accompanying certificate(s) and/or DRS Statement(s) representing their Yamana Shares and such other documentation and instruments referred to in the Letter of Transmittal or as reasonably required by the Depositary, to the Depositary as soon as possible.

Registered Yamana Shareholders

Each Registered Yamana Shareholder has the right to elect in the Letter of Transmittal to receive the Consideration Shares that they are entitled to under the Arrangement either in the form of Gold Fields Shares or in the form of Gold Fields ADSs. To make a valid election as to the form of Consideration Shares that each Registered Yamana Shareholder is entitled to receive under the Arrangement, such Registered Yamana Shareholder must properly complete and sign the Letter of Transmittal, make a proper election thereunder indicating such Registered Yamana Shareholder’s election as to the form of Consideration Shares that they wish to receive under the Arrangement, including, if the Registered Yamana Shareholder wishes to receive the Consideration Shares in the form of Gold Fields Shares, providing all information, as set out in the Letter of Transmittal, required in order for such Registered Yamana Shareholder to receive the Consideration Shares in the form of Gold Fields Shares, and deposit such Letter of Transmittal with the Depositary together with the accompanying certificate(s) and DRS Statement(s) representing the Yamana Shares, and such other documentation and instruments referred to in the Letter of Transmittal or as reasonably required by the Depositary, prior to the Election Deadline, being 5:00 p.m. (Toronto time) on the Business Day which is three Business Days preceding the Effective Date. Yamana will provide at least two Business Days’ notice of the Election Deadline to Yamana Shareholders by means of a news release disseminated on a newswire. The Letter of Transmittal includes instructions for making a valid election as to the form of Consideration Shares that each Registered Yamana Shareholder wishes to receive under the Arrangement, including, if the Registered Yamana Shareholder wishes to receive the Consideration Shares in the form of Gold Fields Shares, the information that is required to be provided in order for such Registered Yamana Shareholder to receive the Consideration Shares in the form of Gold Fields Shares.

An election as to the form of Consideration Shares that a Registered Yamana Shareholder wishes to receive under the Arrangement will have been properly made by a Registered Yamana Shareholder only if the Depositary has received, by the Election Deadline, a properly completed and duly executed Letter of Transmittal with the proper election made thereunder, including, if the Registered Yamana Shareholder wishes to receive the Consideration Shares in the form of Gold Fields Shares, the information that is required to be provided in order for such Registered Yamana Shareholder to receive the Consideration Shares in the form of Gold Fields Shares, accompanied by the required documentation and instruments referred to in the Letter of Transmittal or as reasonably required by the Depositary. The determination of the Depositary as to whether an election has been properly made, including whether a Registered Yamana Shareholder who has elected to receive the Consideration Shares in the form of Gold Fields Shares, has provided all required information, as set out in the Letter of Transmittal, and when elections are received by the Depositary, will be binding. Registered Yamana Shareholders who do not make an election as to the form of Consideration Shares that such Registered Yamana Shareholders wish to receive under the Arrangement, who make an election after the Election Deadline or in respect of whom the Depositary determines that the election was not properly made, will be deemed to have elected to receive the Consideration Shares that they are entitled to receive in the form of Gold Fields ADSs.

The Letter of Transmittal contains procedural information relating to the Arrangement and the exchange of Yamana Shares for the Consideration that a Registered Yamana Shareholder is entitled to receive pursuant to the Arrangement and should be reviewed carefully. In all cases, delivery of the Consideration Shares together with any Excess Share Proceeds that a Registered Yamana Shareholder is entitled to receive pursuant to the Arrangement will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal, together with the certificate(s) or DRS Statement(s) representing such Registered Yamana Shareholder’s Yamana Shares and such other documents and instruments referred to in the Letter of Transmittal or as the Depositary may reasonably require. The Depositary will deliver, or will cause the delivery of, the Consideration Shares together with any Excess Share Proceeds that a Registered Yamana Shareholder is entitled to receive pursuant to the Arrangement in accordance with the instructions in the properly completed and duly executed Letter of Transmittal, including delivering the Consideration Shares, or causing the Consideration Shares to be delivered, in the form elected by the Registered Yamana Shareholder, unless an election as to the form of Consideration Shares that the Registered Yamana Shareholder wishes to receive under the Arrangement is not made, is made after the Election Deadline or is determined by the Depositary to have not been properly made, in which case the Registered Yamana Shareholder will receive their Consideration Shares in the form of Gold Fields ADSs. Gold Fields reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any irregularity contained in any Letter of Transmittal received by the Depositary.

As soon as practicable following the latter of the Effective Date and the deposit of certificate(s) or DRS Statement(s) representing a Registered Yamana Shareholder’s Yamana Shares, including the delivery of the properly completed and duly executed Letter of Transmittal and other corresponding documents required from such Registered Yamana Shareholder, the Depositary will deliver, or will cause to be delivered, the DRS Statement(s) or shareholding statement(s), as applicable, representing the Consideration Shares and the cheque(s), if any, representing any Excess Share Proceeds and any dividends or other distributions with a record date after the Effective Time, that such former Registered Yamana Shareholder is entitled to receive pursuant to the Arrangement, in accordance with the Plan of Arrangement and the instructions set forth in the Letter of Transmittal (unless the election as to the form of Consideration Shares is not made, is made after the Election Deadline or is determined by the Depositary to have not been properly made, in which case the Registered Yamana Shareholder will receive their Consideration Shares in the form of Gold Fields ADSs). Consideration Shares will be registered in, and cheques, if any, will be payable in, such name or names as set out in the Letter of Transmittal, delivered to the address or addresses as such Registered Yamana Shareholder directed in their Letter of Transmittal. If no instructions are provided by the Registered Yamana Shareholder in the Letter of Transmittal, the Consideration Shares will be issued, and cheques, if any, paid in the name of the Registered Yamana Shareholder and mailed to the address of the Registered Yamana Shareholder as it appears on the register previously maintained by or on behalf of Yamana.

Registered Yamana Shareholders may take delivery of the Consideration Shares together with any Excess Share Proceeds payable to them under the Arrangement by delivering the certificates(s) and/or DRS Statement(s) representing Yamana Shares formerly held by them accompanied by a properly completed and duly executed Letter of Transmittal, together with such other documentation and instruments referred to in the Letter of Transmittal or as reasonably required by the Depositary to the Depositary at the offices indicated in the Letter of Transmittal at any time prior to the sixth anniversary of the Effective Date.

Non-Registered Yamana Shareholders

Only Registered Yamana Shareholders are required to submit a Letter of Transmittal. The exchange of Yamana Shares for Consideration Shares (in the form of Gold Fields ADSs), together with any Excess Share Proceeds, in respect of any Non-Registered Yamana Shareholder (other than a holder of Yamana Depositary Interests) is expected to be made with the Non-Registered Yamana Shareholder’s Intermediary account through the procedures in place for such purposes between CDS or DTC and such Intermediary, as applicable, with no further action required by the Non-Registered Yamana Shareholder. Only Registered Yamana Shareholders will be entitled to make an election as to the form of Consideration Shares that they are entitled to receive under the Arrangement. A Non-Registered Yamana Shareholder desiring to make an election as to the form of Consideration Shares that they are entitled to receive under the Arrangement must (a) contact their broker or Intermediary to make arrangements for the Yamana Shares beneficially owned by such Non-Registered Yamana Shareholder to be registered in such Non-Registered Yamana Shareholder’s name, thus becoming a Registered Yamana Shareholder and (b) complete the steps applicable to Registered Yamana Shareholders, as set out above, including the Letter of Transmittal, in order to make a valid election as to the form of Consideration Shares that they are entitled to receive under the Arrangement. Unless the above steps are taken by a Non-Registered Yamana Shareholder, the Consideration Shares that such Non-Registered Yamana Shareholder is entitled to receive pursuant to the Arrangement will be in the form of Gold Fields ADSs.

Any Non-Registered Yamana Shareholder whose Yamana Shares are registered in the name of an Intermediary should contact that Intermediary if they have any questions regarding this process and to arrange for such Intermediary to complete the necessary steps to ensure that they receive the Consideration Shares together with any Excess Share Proceeds in respect of their Yamana Shares, or, if such Non-Registered Yamana Shareholder wishes to make an election as to the form of Consideration Shares that they entitled to receive under the Arrangement, to arrange for such Intermediary to re-register the Yamana Shares beneficially owned by such Non-Registered Yamana Shareholder in the name of such Non-Registered Yamana Shareholder.

To prevent a delay in receiving the Consideration Shares (in the form of Gold Fields ADSs) and any Excess Share Proceeds due under the Arrangement, Registered Yamana Shareholders should consider re-registering their Yamana Shares with an Intermediary prior to the Effective Date.

Registered Yamana Shareholders whose certificate(s) representing their Yamana Share have been lost, stolen or destroyed should refer to “– Lost Certificates” below.

Any properly completed and duly executed Letter of Transmittal, once deposited with the Depositary, together with the accompanying certificate(s) or DRS Statement(s) representing their Yamana Shares and all other documents and instruments referred to in the Letter of Transmittal or as reasonably required by the Depositary, is irrevocable and may not be withdrawn by a Yamana Shareholder, except that all Letters of Transmittal will be automatically revoked if the Depositary is notified in writing by Yamana and Gold Fields that the Arrangement has not been completed.

The method used to deliver a Letter of Transmittal, any accompanying certificate(s) or DRS Statement(s) representing Yamana Shares and any other accompanying documents or instruments, if any, is at the option and risk of the Yamana Shareholder. Delivery will be deemed effective only when such documents are actually received by the Depositary at the address set out in the Letter of Transmittal. Yamana recommends that the necessary documentation be hand delivered to the Depositary and a receipt therefor be obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended.

Under no circumstances will interest accrue on the Consideration Shares or any Excess Share Proceeds that a Yamana Shareholder is entitled to receive upon depositing certificate(s) or DRS Statement(s) representing Yamana Shares pursuant to the Plan of Arrangement, regardless of any delay in making such delivery.

Whether or not Yamana Shareholders forward a Letter of Transmittal and the certificate(s) or DRS Statement(s) representing their Yamana Shares to the Depositary, upon completion of the Arrangement, Yamana Shareholders will cease to be holders of Yamana Shares as of the Effective Time. From and after the Effective Time, each certificate or DRS Statement that immediately prior to the Effective Time represented one or more Yamana Shares will be deemed to represent only the right to receive in exchange therefore the Consideration Shares together with any Excess Share Proceeds the holder of such certificate or DRS Statement, as applicable, is entitled to receive in accordance with the Plan of Arrangement, less any amounts withheld pursuant to the Plan of Arrangement.

Holders of Yamana Depositary Interests should refer to “Information Concerning the Holders of Yamana Depositary Interests – Procedure for Exchange of Yamana Depositary Interests for Consideration Shares and Excess Share Proceeds” for more information on what steps they must take in order to receive the Consideration that they are entitled to received pursuant to the Arrangement.

Cancellation of Rights

From and after the Effective Date, certificates or DRS Statements formerly representing Yamana Shares, other than Dissent Shares, which are held by a Yamana Shareholder will represent only the right to receive the Consideration Shares (together with any Excess Share Proceeds) payable therefor under the Arrangement (after giving effect to any applicable tax withholdings). To the extent that a former Yamana Shareholder has not complied with the provisions of the Plan of Arrangement, including failing to deliver to the Depositary a duly completed Letter of Transmittal, the certificate(s) or DRS Statement(s) representing their Yamana Shares or any other certificates, documents or instruments required to be delivered to the Depositary under the Plan of Arrangement in order for such former Yamana Shareholder to receive the Consideration Shares (together with any Excess Share Proceeds) which such former Yamana Shareholder is entitled to receive pursuant to the Plan of Arrangement, on or before the date that is six years after the Effective Date, then the Consideration Shares (together with any Excess Share Proceeds) that such former Yamana Shareholder was entitled to receive will be automatically cancelled without any repayment of capital in respect thereof and the Consideration Shares and any Excess Share Proceeds to which such former Yamana Shareholder was entitled will be delivered to Gold Fields Subco by the Depositary and the Consideration Shares forming part of the Consideration will be deemed to be cancelled, and the interest of the former Yamana Shareholder in such Consideration Shares, any Excess Share Proceeds and any dividend or other distribution with a record date after the Effective Time to which it was entitled will be terminated immediately following the sixth anniversary of the Effective Date, and the certificate(s) or DRS Statement(s), if any, formerly representing Yamana Shares will cease to represent a right or claim of any kind or nature immediately following the sixth anniversary of the Effective Date. Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that is not deposited or is returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the date that is six years after the Effective Date, will cease to represent a right or claim of any kind or nature and the right of any Yamana Shareholder to receive the Consideration Shares (together with any Excess Share Proceeds) for Yamana Shares pursuant to the Plan of Arrangement will terminate and be deemed to be surrendered and forfeited to Gold Fields Subco.

None of Yamana, Gold Fields or Gold Fields Subco, nor any of their respective successors, will be liable to any Person in respect of any Consideration Shares and Excess Share Proceeds (including any Consideration Shares or Excess Share Proceeds previously held by the Depositary as agent and nominee for any such former Yamana Shareholder) which is forfeited to Yamana, Gold Fields or Gold Fields Subco or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

Accordingly, former Yamana Shareholders who deposit with the Depositary any certificate(s) or DRS Statement(s) representing Yamana Shares after the sixth anniversary of the Effective Date will not receive the Consideration Shares, Excess Share Proceeds or any other consideration in exchange therefor and will not own any interest in Yamana, Gold Fields or the Combined Company and will not be paid any compensation.

Treatment of Fractional Consideration Shares

No fractional Gold Fields Shares or fractional Gold Fields ADSs will be issued to Yamana Shareholders. Where the aggregate number of Gold Fields Shares or Gold Fields ADSs, as applicable, to be issued to a Yamana Shareholder, including a holder of Yamana Depositary Interests, as consideration under the Arrangement would result in a fraction of a Gold Fields Share or Gold Fields ADS being issuable, the number of Gold Fields Shares or Gold Fields ADSs to be received by such Yamana Shareholder will be rounded down to the nearest whole number.

In lieu of any such fractional Gold Fields Share or fractional Gold Fields ADS, each Yamana Shareholder otherwise entitled to a fractional interest in a Gold Fields Share or Gold Fields ADS will be entitled to receive a cash payment equal to an amount representing such Yamana Shareholder’s proportionate interest in the Excess Share Proceeds.

In accordance with the terms of the Plan of Arrangement, following the Effective Time, the Depositary will determine the excess of the number of Gold Fields Shares and Gold Fields ADSs issued and delivered to the Depositary representing the Consideration Shares exceeding the aggregate number of whole Consideration Shares to be issued to Yamana Shareholders (such excess, collectively, the “Gold Fields Excess Shares”). Following the Effective Time, the Depositary will, on behalf of the former Yamana Shareholders, sell the Gold Fields Excess Shares at the then prevailing prices on the JSE and the NYSE, as applicable. Until the Excess Share Proceeds have been distributed to former Yamana Shareholders, the Depositary will hold such proceeds in trust for such former Yamana Shareholders. The Depositary will determine the portion of the Excess Share Proceeds to which each former Yamana Shareholder is entitled, if any, by multiplying the amount of the aggregate Excess Share Proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such former Yamana Shareholder is entitled (after taking into account all Yamana Shares held as of immediately prior to the Effective Time by such former Yamana Shareholder) and the denominator of which is the aggregate amount of fractional Gold Fields Shares and Gold Fields ADSs to which all former Yamana Shareholders are entitled. For the avoidance of doubt, other than the right to receive a cash payment equal to the amount representing their proportionate interest in the Excess Share Proceeds, no Yamana Shareholder shall have any right, title or interest in any Gold Fields Excess Shares, including, without limitation, any right to vote or receive dividends or other distributions declared or made after the Effective Time with respect to such Gold Fields Excess Shares.

With respect to holders of Yamana Depositary Interests, as soon as reasonably practicable after the Effective Time, the Excess Share Proceeds that each Yamana Depositary Interest holder is entitled to receive pursuant to the Arrangement shall be remitted to each Yamana Depositary Interest holder by way of a CREST payment obligation in favour of such holder’s payment bank in accordance with CREST payment arrangements.

Lost Certificates

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Yamana Shares in respect of which the holder was entitled to receive the Consideration pursuant to the Plan of Arrangement, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration Shares together with any Excess Share Proceeds to which such holder is entitled in respect of the Yamana Shares represented by such lost, stolen or destroyed certificate pursuant to the Plan of Arrangement deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such issuances or payment in exchange for any lost, stolen or destroyed certificate representing Yamana Shares, the holder to whom Consideration Shares together with any Excess Share Proceeds is to be delivered will, as a condition precedent to the issuance and payment thereof, give a bond satisfactory to Gold Fields and the Depositary, acting reasonably, in such sum as Gold Fields may direct, or otherwise indemnify Gold Fields and Yamana in a manner satisfactory to Gold Fields and Yamana, acting reasonably, against any claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Mail Service Interruptions

Notwithstanding the provisions of the Arrangement, the Circular, the Letter of Transmittal, certificate(s) or DRS Statement(s) representing the Consideration Shares and cheques, if any, representing any Excess Share Proceeds to be delivered in payment for Yamana Shares deposited pursuant to the Arrangement and/or any dividends or other distributions with a record date after the Effective Time, that a former Registered Yamana Shareholder is entitled to receive pursuant to the Plan of Arrangement, and any certificate(s) or DRS Statement(s) representing Yamana Shares to be returned will not be mailed if Gold Fields determines that delivery thereof by mail may be delayed.

Persons entitled to certificates, DRS Statement(s), cheques and/or other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Letter of Transmittal related thereto was deposited until such time as Gold Fields has determined that delivery by mail will no longer be delayed.

Notwithstanding the foregoing section, certificates, DRS Statement(s), cheques and/or other relevant documents not mailed for the foregoing reason will be conclusively delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Yamana Shares were deposited.

Withholding Rights

Gold Fields Subco, Yamana, any of their respective affiliates and the Depositary, as applicable, will be entitled to deduct and withhold, or direct any other Person to deduct and withhold on their behalf, from any amounts otherwise payable, issuable or otherwise deliverable to any Yamana Securityholders and/or any other Person under the Plan of Arrangement such amounts as are required to be deducted and withheld from such amounts under any provision of the Tax Act, the Code or any provision of any other Law. To the extent any such amounts are so deducted and withheld, such amounts will be treated for all purposes under the Plan of Arrangement as having been paid to the Person in respect of which such deduction and withholding was made. To the extent that the amount so required to be deducted or withheld from any amounts payable, issuable or otherwise deliverable to a Person under the Plan of Arrangement exceeds the amount of cash otherwise payable to such Person, Gold Fields Subco, Yamana, any of their respective affiliates and the Depositary are authorized to sell or otherwise dispose, or direct any other Person to sell or otherwise dispose, of such portion of the non-cash consideration or non-cash amounts payable, issuable or otherwise deliverable thereunder to such Person as is necessary to provide sufficient funds to Gold Fields Subco, Yamana, any of their respective affiliates and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Gold Fields Subco, Yamana, any of their respective affiliates and the Depositary, as applicable, will notify the relevant Person of such sale or other disposition and remit to such Person any unapplied balance of the net proceeds of such sale or other disposition (after deduction for (a) the amounts required to satisfy the required withholding under the Plan of Arrangement in respect of such Person, (b) reasonable commissions payable to the broker and (c) other reasonable costs and expenses).

Treatment of Dividends

No dividends or other distributions declared or made after the Effective Time with respect to the Gold Fields Shares or Gold Fields ADSs with a record date on or after the Effective Date following the Effective Time will be delivered to the holder of any unsurrendered certificate(s) or DRS Statement(s) which, immediately prior to the Effective Time, represented outstanding Yamana Shares, unless and until the holder surrenders such certificate(s) or DRS Statement(s) in exchange for the Consideration deliverable therefor pursuant to the terms of the Plan of Arrangement. Subject to applicable Law and the Plan of Arrangement, at the time of such surrender, there will, in addition to the delivery of Consideration Shares together with any Excess Share Proceeds to which such Yamana Shareholder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Gold Fields Shares or Gold Fields ADSs. For greater certainty, no holder of Yamana Shares will be entitled to receive any interest, dividends, premium or other payment in connection therewith other than any declared but unpaid dividends.

Adjustment of Consideration

If between the date of the Arrangement Agreement and the Effective Time: (a) Gold Fields changes the number of Gold Fields Shares issued and outstanding as a result of a sub-division, split or consolidation (or similar process); or (b) Yamana declares or pays any dividend or other distribution on the Yamana Shares with a record date on or prior to the Effective Date, other than Yamana’s current regular quarterly dividend paid in the ordinary course, then, in each case, the Consideration will be appropriately adjusted in order to eliminate the effects of such event and to provide to Yamana and Gold Fields and their respective shareholders the same economic effect contemplated by the Arrangement Agreement and the Arrangement prior to the occurrence of such event.

Return of Yamana Shares

If the Arrangement is not completed, any certificate(s) or DRS Statement(s) representing deposited Yamana Shares will be returned to the depositing Yamana Shareholder upon written notice to the Depositary from Yamana and Gold Fields by returning the certificate(s) or DRS Statement(s) representing deposited Yamana Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the, in respect of the Yamana Shares, Yamana Shareholder in the Letter of Transmittal, or, if such name and address is not so specified, in such name and to such address as shown on the registers of Yamana Shares maintained by or on behalf of Yamana.

Expenses

Except as otherwise provided in the Arrangement Agreement, all out-of-pocket third party transaction expenses incurred in connection with the Arrangement Agreement and the transactions contemplated thereby, will be paid by the party incurring such expenses.

The estimated costs to be incurred by Yamana with respect to the Arrangement and related matters including, without limitation, financial advisory, proxy solicitation, public relations, accounting, legal and other administrative and professional fees, the costs of preparation, printing and mailing of the Yamana Meeting Materials and other related documents and agreements, run-off insurance, and stock exchange and other regulatory filing fees, are expected to aggregate approximately US$42 million, based on certain assumptions.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Pursuant to the Plan of Arrangement, at the Effective Time, each Yamana Shareholder will receive, at their election, either 0.6 of a Gold Fields Share or 0.6 of a Gold Fields ADS for each Yamana Share or Yamana Depositary Interest held on the Effective Date. Yamana Shareholders who fail to properly make an election before the Election Deadline will be deemed to have elected to receive the Consideration Shares that they are entitled to receive pursuant to the terms of the Plan of Arrangement in the form of Gold Fields ADSs. See “The Arrangement – Procedure for Exchange of Yamana Shares for Consideration Shares and Excess Share Proceeds and Letter of Transmittal”. In addition, at the Effective Time, on the terms and subject to the conditions of the Arrangement Agreement, each Yamana RSU will vest in accordance with the terms of the Yamana RSU Plan and will be transferred to Gold Fields Subco in exchange for such number of Gold Fields ADSs as prescribed in accordance with the Plan of Arrangement.

Gold Fields ADSs are currently traded in the United States on the NYSE under the symbol “GFI”. Gold Fields ADSs are administered by The Bank of New York Mellon (“BNYM”) as the ADS Depositary pursuant to the Deposit Agreement. After the completion of the Arrangement, the Gold Fields ADSs will continue to trade on the NYSE. In addition, Gold Fields has applied to have the Gold Fields ADSs listed on the TSX and the TSX has conditionally approved the listing of Gold Fields ADSs. Listing of the Gold Fields ADSs on the TSX is subject to Gold Fields fulfilling all of the requirements of the TSX. It is expected that the Gold Fields ADSs will begin trading on the TSX within two Business Days following the closing of the Arrangement. See “Risk Factors”. However, receipt of approval for the listing of the Gold Fields ADSs on the TSX is not a condition to the completion of the Arrangement.

Each whole Gold Fields ADS represents an interest in one Gold Fields Share in accordance with the terms of the Deposit Agreement.

The following is a description of the Gold Fields ADSs and the Deposit Agreement. This summary is subject to and qualified in its entirety by reference to the Deposit Agreement, including the form of Gold Fields ADRs attached thereto. Terms used in this section and not otherwise defined will have the meanings set forth in the Deposit Agreement. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the ADS Depositary, located at 240 Greenwich Street, New York, New York 10286. The ADS Depositary’s principal executive office is also located at 240 Greenwich Street, New York, New York 10286.

American Depositary Shares

An American depositary receipt is a receipt evidencing a specific number of American depositary shares (each American depositary share, an “ADS”). Each Gold Fields ADS represents ownership interests in one Gold Fields Share and the rights attributable to one Gold Fields Share deposited with BNYM’s custodian, which currently is Standard Bank Nominees Proprietary Limited. Each Gold Fields ADS also represents securities, cash or other property deposited with BNYM but not distributed to holders of Gold Fields ADSs.

As BNYM is the actual holder of the underlying Gold Fields Shares, Gold Fields will not treat holders of Gold Fields ADSs as a holder of Gold Fields Shares. Instead, holders of Gold Fields ADSs have ADS holder rights. The Deposit Agreement sets out the Gold Fields’ ADS holders’ rights and the obligations of BNYM, as ADS Depositary. New York state law governs the Deposit Agreement and the Gold Fields ADRs evidencing the Gold Fields ADSs.

Gold Fields ADSs may be held either directly or indirectly through a broker or financial institution. The following description assumes the holder of the Gold Fields ADSs holds such Gold Fields ADSs directly. Indirect holders of Gold Fields ADSs must rely on the procedures of their broker or financial institution to assert the rights of Gold Fields ADS holders described below. Indirect holders of Gold Fields ADSs should consult with their broker or financial institution to find out what those procedures are.

Share Dividend and Other Distributions

How will holders of Gold Fields ADSs receive dividends and other distributions on the Gold Fields Shares?

BNYM will pay to holders of Gold Fields ADSs the cash dividends or other distributions it or the custodian receives on the Gold Fields Shares or other deposited securities, after deducting its fees and expenses. Holders of Gold Fields ADSs will receive these distributions in proportion to the number of Gold Fields Shares such holder’s Gold Fields ADSs represent.

Cash

BNYM will convert any cash dividend or distribution Gold Fields pays on the Gold Fields Shares into U.S. dollars, other than any dividend or distribution paid in U.S. dollars. If that is not possible on a reasonable basis, or if any approval from any government is needed and cannot be obtained, the Deposit Agreement allows BNYM to distribute the foreign currency only to those Gold Fields ADS holders to whom it is possible to do so or to hold the foreign currency it cannot convert for the account of the Gold Fields ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, BNYM will deduct any withholding taxes that must be paid under applicable Laws. It will distribute only whole U.S. dollars and U.S. cents and will round any fractional amounts to the nearest whole cent. If the exchange rates fluctuate during a time when BNYM cannot convert the foreign currency the Gold Fields ADS holder may lose some or all of the value of the distribution.

Gold Fields Shares

BNYM will distribute new Gold Fields ADRs representing Gold Fields ADSs equivalent to any Gold Fields Shares that Gold Fields distributes as a dividend or free distribution, if Gold Fields requests that BNYM make this distribution and if Gold Fields furnishes BNYM promptly with satisfactory evidence that it is legal to do so. BNYM will only distribute whole Gold Fields ADRs. It will sell Gold Fields Shares, which would require it to issue a fractional Gold Fields ADS, and distribute the net proceeds to the holders entitled to those Gold Fields Shares. If BNYM does not distribute additional cash or Gold Fields ADSs, each Gold Fields ADS will also represent the new Gold Fields Shares.

Rights to Purchase Additional Gold Fields Shares

If Gold Fields offers holders of Gold Fields securities any rights, including rights to subscribe for additional Gold Fields Shares, BNYM may take actions necessary to make these rights available to holders of Gold Fields ADSs. Gold Fields must first instruct BNYM to do so and furnish it with satisfactory evidence that it is legal to do so. If Gold Fields does not furnish this evidence and/or give these instructions, and BNYM determines that it is practical to sell the rights, BNYM may sell the rights and allocate the net proceeds to Gold Fields ADS holders’ accounts. BNYM may allow rights that are not distributed or sold to lapse. In that case, holders of Gold Fields ADSs will receive no value for them.

If BNYM makes rights available to holders of Gold Fields ADSs, upon instruction from such holder, it will exercise the rights and purchase the Gold Fields Shares on such holder’s behalf. BNYM will then deposit the Gold Fields Shares and deliver Gold Fields ADSs to such Gold Fields ADS holder. BNYM will only exercise rights if the Gold Fields ADS holder pays BNYM the exercise price and any charges the rights require such holder to pay. U.S. Securities Laws may restrict the sale, deposit, cancellation and transfer of the Gold Fields ADSs issued after exercise of rights. In this case, BNYM may deliver the Gold Fields ADSs under a separate restricted deposit agreement, which will contain the same provisions as the Deposit Agreement, except for changes needed to put the restrictions in place. BNYM will not offer holders of Gold Fields ADSs rights unless those rights and the securities to which the rights relate are either exempt from registration or have been registered under the U.S. Securities Act with respect to a distribution to such holders.

Other Distributions

BNYM will send to holders of Gold Fields ADSs anything else Gold Fields distributes on deposited securities by any means BNYM thinks is legal, fair and practical. If it cannot make the distribution in that way, BNYM may decide to sell what Gold Fields distributed–for example by public or private sale–and distribute the net proceeds, in the same way as it does with cash, or it may decide to hold what Gold Fields distributed, in which case the Gold Fields ADSs will also represent the newly distributed property.

BNYM is not responsible if it decides that it is unlawful or impractical to make a distribution available to any Gold Fields ADS holder. Gold Fields will have no obligation to take any other action to permit the distribution of Gold Fields ADSs, Gold Fields Shares, rights or anything else to Gold Fields ADS holders. This means that holders of Gold Fields ADSs may not receive the distribution Gold Fields makes on its Gold Fields Shares or any value for them if it is illegal or impractical for Gold Fields to make them available to such holders.

Deposit, Withdrawal and Cancellation

How does the ADS Depositary issue Gold Fields ADSs?

BNYM will deliver Gold Fields ADSs if a holder of Gold Fields Shares or its broker deposits Gold Fields Shares with the custodian. Depositing holders must also deliver evidence satisfactory to BNYM of any necessary approvals of the governmental agency in South Africa, if any, which is responsible for regulating currency exchange at that time. If required by BNYM, holders of Gold Fields Shares must, in addition, deliver an agreement transferring such holders’ rights as a shareholder to receive dividends or other property. Upon payment of its fees and of any taxes or charges, BNYM will register the appropriate number of Gold Fields ADSs in the name or names that the depositor requests and will deliver the Gold Fields ADRs representing such Gold Fields ADSs at its corporate trust office to the person(s) such holder requests.

How do Gold Fields ADS holders cancel a Gold Fields ADS and obtain Gold Fields Shares?

Holders of Gold Fields ADSs may submit a written request to withdraw Gold Fields Shares and turn in their Gold Fields ADRs evidencing their Gold Fields ADSs at the corporate trust office of BNYM. Upon payment of its fees and of any taxes or charges, such as stamp taxes or stock transfer taxes, BNYM will deliver the deposited securities underlying the Gold Fields ADSs to an account designated by the former holder of such Gold Fields ADSs at the office of the custodian. At the holder’s request, risk and expense, BNYM may deliver at its corporate trust office any dividends or distributions with respect to the deposited securities represented by the Gold Fields ADSs, or any proceeds from the sale of any dividends, distributions or rights, which may be held by BNYM.

Record Dates

Whenever any distribution of cash or rights, change in the number of Gold Fields Shares represented by Gold Fields ADSs or notice of a meeting of holders of Gold Fields Shares or Gold Fields ADSs is made, BNYM will fix a record date for the determination of the owners entitled to receive the benefits, rights or notice.

Voting of Deposited Securities

How do Gold Fields ADS holders vote?

Holders of Gold Fields ADSs on a record date fixed by BNYM may exercise the voting rights of the Gold Fields Shares represented by such holders’ Gold Fields ADSs only by giving voting instructions to BNYM. Otherwise, holders of Gold Fields ADSs will not be able to exercise their right to vote unless they withdraw their underlying Gold Fields Shares.

However, holders of Gold Fields ADSs may not know about the meeting enough in advance to withdraw the Gold Fields Shares underlying their Gold Fields ADSs. If Gold Fields asks for the instructions of Gold Fields ADS holders, BNYM will notify such holders of the upcoming meeting and arrange to deliver certain materials to such holders. The materials will (1) include all information included with the meeting notice sent by Gold Fields to BNYM, (2) explain how holders of Gold Fields ADSs may instruct BNYM to vote the Gold Fields Shares or other deposited securities underlying the Gold Fields ADSs as such holders direct and (3) include a voting instruction card and any other information required under South African Law that Gold Fields and BNYM will prepare. For instructions to be valid, BNYM must receive them on or before the date specified in the instructions. BNYM will try, to the extent practical, subject to applicable Law and the provisions of the Gold Fields’ constitutional documents, to vote or have its agents vote the Gold Fields Shares underlying the Gold Fields ADSs as the Gold Fields ADS holders instruct. BNYM will only vote, or attempt to vote, as the Gold Fields ADS holders instruct. However, if BNYM does not receive a Gold Fields ADS holder’s voting instructions, it will give a discretionary proxy to vote the Gold Fields Shares underlying such holder’s Gold Fields ADSs to a designated representative of Gold Fields, unless Gold Fields informs BNYM that either: (1) it does not want the proxy issued, (2) substantial opposition exists or (3) the matter materially and adversely affects the rights of holders of Gold Fields Shares.

Gold Fields cannot assure the holders of Gold Fields ADSs that they will receive the voting materials in time to ensure that they can instruct BNYM to vote the Gold Fields Shares underlying their Gold Fields ADSs. In addition, BNYM and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders of Gold Fields ADSs may not be able to exercise their right to vote and there may be nothing they can do if the Gold Fields Shares underlying their Gold Fields ADSs are not voted as instructed.

Fees and Expenses

Other than any issuance fee with respect to Gold Fields ADSs issued to Yamana Shareholders pursuant to the Arrangement, which will be paid by Gold Fields, BNYM will charge any party depositing or withdrawing Gold Fields Shares or any party surrendering Gold Fields ADRs or to whom Gold Fields ADRs are issued, as follows:

For:	Gold Fields ADS holders must pay:
each issuance of a Gold Fields ADS, including as a result of a distribution of Gold Fields Shares or rights or other property or upon exercise of a warrant to purchase a Gold Fields ADS	US$5.00 or less per 100 Gold Fields ADSs or portion thereof
each distribution of securities distributed to holders of Gold Fields Shares which are distributed by BNYM to Gold Fields ADS holders	any fees that would be payable if the securities had been Gold Fields Shares and those Gold Fields Shares had been deposited for the issuance of Gold Fields ADSs
each cancellation of a Gold Fields ADS, including if the Deposit Agreement terminates	US$5.00 or less per 100 Gold Fields ADSs or portion thereof
each cash distribution pursuant to the Deposit Agreement	not more than US$0.02 per Gold Fields ADS (or portion thereof)
annual depositary services	not more than US$0.02 per Gold Fields ADS (or portion thereof) paid annually, provided that this fee will not be charged if the US$0.02 fee for cash distributions described above was charged during the calendar year
transfer and registration of Gold Fields Shares on the Gold Fields Share register to the name BNYM or its agent when a Gold Fields ADS holder deposits or withdraws Gold Fields Shares	registration or transfer fees
conversion of foreign currency to U.S. dollars	expenses of BNYM
cable, telex and facsimile transmission expenses, if expressly provided in the Deposit Agreement	expenses of BNYM
as necessary	certain taxes and governmental charges BNYM or the custodian has to pay on any Gold Fields ADS or Gold Fields Share underlying a Gold Fields ADS

Payment of Taxes

Gold Fields ADS holders will be responsible for any taxes or other governmental charges payable on their Gold Fields ADSs or on the deposited securities underlying their Gold Fields ADSs. BNYM may deduct the amount of any taxes owed from any payments to Gold Fields ADS holders. It may also restrict or refuse the transfer of their Gold Fields ADSs or restrict or refuse the withdrawal of their underlying deposited securities until the applicable Gold Fields ADS holders pay any taxes owed on their Gold Fields ADSs or underlying securities. It may also sell deposited securities to pay any taxes owed. Gold Fields ADS holders will remain liable if the proceeds of the sale are not enough to pay the taxes. If BNYM sells deposited securities, it will, if appropriate, reduce the number of Gold Fields ADSs held by Gold Fields ADS holders to reflect the sale and pay to them any proceeds, or send to them any property remaining after it has paid the taxes.

Inspection of Transfer Books

BNYM will keep books for the registration and transfer of Gold Fields ADRs. These books are open at all reasonable times for inspection by holders of Gold Fields ADSs, provided that such holders are inspecting the books for a purpose related to Gold Fields or the Deposit Agreement or the Gold Fields ADRs.

Reports and Other Communications

BNYM will make available for inspection at its corporate trust office any reports or communications, including any proxy material, received from Gold Fields, as long as these materials are received by BNYM as the holder of the deposited securities and generally available to holders of Gold Fields Shares. At Gold Fields’ written request, BNYM will also send copies of reports, notices and communications to holders of Gold Fields ADSs.

Reclassifications, Recapitalizations and Mergers

If Gold Fields:

•	changes the par value of any of the Gold Fields Shares;

•	reclassifies, splits or consolidates any of the Gold Fields Shares;

•	distributes securities on any of the Gold Fields Shares that are not distributed to holders of Gold Fields ADSs; or

•	recapitalizes, reorganizes, merges, consolidates, sells its assets or takes any similar action, then,

the cash, Gold Fields Shares or other securities received by BNYM will become new deposited securities under the Deposit Agreement, and each Gold Fields ADS will automatically represent the right to receive a proportional interest in the new deposited securities; and BNYM may and will, if Gold Fields asks it to, distribute some or all of the cash, Gold Fields Shares or other securities it received. It may also issue new Gold Fields ADSs or ask holders of Gold Fields ADSs to surrender such holders’ outstanding Gold Fields ADSs in exchange for new Gold Fields ADSs identifying the new deposited securities.

Amendment and Termination of the Deposit Agreement

How may the Deposit Agreement be amended?

Gold Fields may agree with BNYM to amend the Deposit Agreement and the Gold Fields ADRs without the consent of holders of Gold Fields ADSs for any reason. If the amendment adds or increases fees or charges, except for taxes and governmental charges, or prejudices an important right of Gold Fields ADS holders, it will only become effective 30 days after BNYM notifies such holders of the amendment. At the time an amendment becomes effective, holders of Gold Fields ADSs are considered, by continuing to hold their Gold Fields ADSs, to agree to the amendment and to be bound by the agreement as amended. However, no amendment will impair the right of Gold Fields ADS holders to receive the deposited securities in exchange for such holders’ Gold Fields ADSs.

How may the Deposit Agreement be terminated?

BNYM will terminate the Deposit Agreement if Gold Fields asks it to do so, in which case it must notify holders of Gold Fields ADSs at least 30 days before termination.

BNYM may also terminate the agreement after notifying holders of Gold Fields ADSs if BNYM informs Gold Fields that it would like to resign and Gold Fields does not appoint a new depositary bank within 90 days.

If any Gold Fields ADSs remain outstanding after termination, BNYM will stop registering the transfer of Gold Fields ADSs, will stop distributing dividends to Gold Fields ADS holders, and will not give any further notices or do anything else under the Deposit Agreement other than:

•	collect dividends and distributions on the deposited securities;

•	sell rights and other property offered to holders of deposited securities; and

•	deliver Gold Fields Shares and other deposited securities upon cancellation of Gold Fields ADSs.

At any time after one year following termination of the Deposit Agreement, BNYM may sell any remaining deposited securities by public or private sale. After that, BNYM will hold the money it received on the sale, as well as any cash it is holding under the Deposit Agreement, for the pro rata benefit of the Gold Fields ADS holders that have not surrendered their Gold Fields ADSs. It will not invest the money and has no liability for interest. BNYM’s only obligations will be to account for the money and cash. After termination, Gold Fields’ only obligations will be with respect to indemnification of, and to pay specified amounts to, BNYM.

Right to Receive the Gold Fields Shares Underlying the Gold Fields ADSs

Holders of Gold Fields ADSs have the right to cancel their Gold Fields ADSs and withdraw the underlying Gold Fields Shares at any time except:

•	due to temporary delays caused by BNYM or Gold Fields closing its transfer books, the transfer of Gold Fields Shares being blocked in connection with voting at a shareholders meeting, or Gold Fields paying dividends;

•	when holders of Gold Fields ADSs seeking to withdraw Gold Fields Shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any Laws or governmental regulations that apply to Gold Fields ADSs or to the withdrawal of Gold Fields Shares or other deposited securities.

This right of withdrawal may not be limited by any provision of the Deposit Agreement.

Limitations on Obligations and Liability to Gold Fields ADS Holders

The Deposit Agreement expressly limits the obligations of Gold Fields and BNYM. It also limits the liability of Gold Fields and BNYM. Gold Fields and BNYM:

•	are only obliged to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•	are not liable if either of them is prevented or delayed by law, any provision of the Gold Fields by-laws or circumstances beyond their control from performing their obligations under the Deposit Agreement;

•	are not liable if either of them exercises, or fails to exercise, discretion permitted under the Deposit Agreement;

•	have no obligation to become involved in a lawsuit or proceeding related to the Gold Fields ADSs or the Deposit Agreement on behalf of holders of Gold Fields ADSs or on behalf of any other party unless they are indemnified to their satisfaction; and

•	may rely upon any advice of, or information from, any legal counsel, accountants, any person depositing Gold Fields Shares, any Gold Fields ADS holder or any other person whom they believe in good faith is competent to give them that advice or information.

In the Deposit Agreement, Gold Fields and BNYM agree to indemnify each other under specified circumstances.

Requirements for Depositary Actions

Before BNYM will deliver or register the transfer of a Gold Fields ADS, make a distribution on a Gold Fields ADS, or permit withdrawal of Gold Fields Shares, BNYM may require:

•	payment of taxes, including stock transfer taxes or other governmental charges, and transfer or registration fees charged by third parties for the transfer of any Gold Fields Shares or other deposited securities, as well as the fees and expenses of BNYM;

•	production of satisfactory proof of the identity of the person presenting Gold Fields Shares for deposit or Gold Fields ADSs upon withdrawal, and of the genuineness of any signature; and

•	compliance with regulations BNYM may establish consistent with the Deposit Agreement, including presentation of transfer documents.

BNYM may refuse to deliver, transfer, or register transfers of Gold Fields ADSs generally when the transfer books of BNYM are closed or at any time if BNYM or Gold Fields thinks it advisable to do so.

Governing Law

The Deposit Agreement is governed by the laws of the State of New York.

REGULATORY MATTERS AND APPROVALS

Other than the Yamana Shareholder Approval, the Gold Fields Shareholder Approval, the Final Order, the Key Regulatory Approvals and the necessary approvals of the JSE and the NYSE for the listing of the Gold Fields Shares and the Gold Fields ADSs, respectively, issuable pursuant to the Arrangement (each subject to official notice of issuance), Yamana is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Yamana currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date. Subject to receipt of the Yamana Shareholder Approval, the Gold Fields Shareholder Approval, the Final Order, the Key Regulatory Approvals, the necessary approvals of the JSE and the NYSE for the listing of the Gold Fields Shares and the Gold Fields ADSs, respectively, issuable pursuant to the Arrangement (subject to official notice of issuance) and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement, the Effective Date is expected to occur in the fourth quarter of 2022.

Shareholder Approvals

Yamana Shareholder Approval

At the Yamana Meeting, pursuant to the Interim Order, Yamana Shareholders will be asked to approve the Arrangement Resolution, the full text of which is set out in Schedule A to this Circular. Each Yamana Shareholder of record at the close of business on the Record Date shall be entitled to vote on the Arrangement Resolution.

In order for the Arrangement to become effective, as provided in the Interim Order and by the CBCA, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least 66 2/3% of the votes cast by Yamana Shareholders present in person (or online) or represented by proxy and entitled to vote at the Yamana Meeting.

Should the Yamana Shareholders fail to approve the Arrangement Resolution by the requisite majority, the Arrangement will not be completed. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Yamana Board, without further notice to or approval of the Yamana Shareholders, to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and, subject to the terms of the Arrangement Agreement, to revoke the Arrangement Resolution at any time prior to the Effective Time if they decide not to proceed with the Arrangement.

The Yamana Board has approved the terms of the Arrangement Agreement and the Plan of Arrangement and unanimously recommends that the Yamana Shareholders vote IN FAVOUR of the Arrangement Resolution. See “The Arrangement – Recommendation of the Yamana Board” above.

It is the intention of the Persons named in the instrument of proxy enclosed with the Yamana Meeting Materials, if not expressly directed to the contrary in such instrument of proxy, to vote such proxy IN FAVOUR of the Arrangement Resolution.

Gold Fields Shareholder Approval

At the Gold Fields Meeting, Gold Fields Shareholders will be asked to approve the Gold Fields Resolutions, which are summarized below. Should the Gold Fields Shareholders fail to approve any of the Gold Fields Resolutions by the requisite majorities specified below, the Arrangement will not be completed.

Gold Fields Share Issuance Resolution

Because Gold Fields is a company registered in accordance with the Laws of South Africa, the issuance of additional Gold Fields Shares is subject to the SACA. Pursuant to section 41(3) of the SACA, an issue of shares, securities convertible into shares, or rights exercisable for shares by a company in a transaction, or a series of integrated transactions, requires approval of shareholders of such company by special resolution (as such term is defined in the SACA) if the voting power of the class of shares that are issued or issuable as a result of the transaction or series of integrated transactions will be equal to or exceed 30% of the voting power of the shares of that class held by shareholders immediately before the transaction or series of transactions. Further, the memorandum of incorporation of Gold Fields provides that, as regards the issue of Gold Fields Shares that require the approval of a special resolution as contemplated in sections 41(1) and 41(3) of the SACA, the directors of Gold Fields shall not have the power to allot or issue same, without the prior approval by a special resolution of Gold Fields Shareholders. As the Arrangement will result in Gold Fields issuing a number of Gold Fields Shares expected to represent in excess of 30% of the total voting power of the issued Gold Fields Shares held by Gold Fields Shareholders immediately prior to such issuance as Consideration Shares for the Yamana Shares under the Arrangement, approval of the Gold Fields Share Issuance Resolution is a condition for the completion of the Arrangement. Approval of the Gold Fields Share Issuance Resolution requires the affirmative vote of the holders of at least 75% of the votes properly cast on the Gold Fields Share Issuance Resolution at the Gold Fields Meeting.

Category 1 Transaction Resolution

Because the Gold Fields Shares are listed for trading on the JSE, transactions undertaken by Gold Fields are subject to the JSE Listings Requirements. Pursuant to section 9.20(b) of the JSE Listings Requirements, upon the terms of a Category 1 transaction being agreed to, an issuer must, among other things, obtain shareholder approval for such transaction. For the purposes of the JSE Listings Requirements, a Category 1 transaction is a transaction where any percentage ratio is 30% or more or if the total consideration is not subject to any maximum. Percentage ratios, for the purposes of the JSE Listings Requirements, are figures, expressed as a percentage, resulting from, among other things, the following calculation: the total value of the transaction consideration divided by the total market capitalization of the issuer, excluding treasury shares prior to the conclusion of the relevant transaction agreement. As the Arrangement will result in Gold Fields implementing an acquisition transaction with a percentage ratio equal to or representing more than 30% of the market capitalization of Gold Fields, the Arrangement constitutes a Category 1 transaction and approval of the Category 1 Transaction Resolution is therefore a condition for the completion of the Arrangement. Approval of the Category 1 Transaction Resolution requires the affirmative vote of holders of a majority of the votes properly cast on the Category 1 Transaction Resolution at the Gold Fields Meeting.

Court Approvals

The Arrangement requires approval by the Court under section 192 of the CBCA. On October 19, 2022, Yamana obtained the Interim Order providing for the calling and holding of the Yamana Meeting and other procedural matters and filed the Notice of Application to approve the Arrangement. A copy of the Interim Order and the Notice of Application are attached hereto as Schedule E.

Under the Arrangement Agreement, Yamana is required to seek the Final Order as soon as reasonably practicable, but in any event not later than three Business Days following the later of the approval of the Arrangement Resolution by Yamana Shareholders at the Yamana Meeting, the approval of the Gold Fields Resolutions by Gold Fields Shareholders at the Gold Fields Meeting and the receipt of the Regulatory Approvals. The Court hearing in respect of the Final Order is expected to take place on or about November 23, 2022. Due to the measures currently being implemented by the Court in response to the COVID-19 pandemic, the application will be heard by way of videoconference via Zoom. Persons wishing to participate, be represented or present evidence or arguments at the hearing may do so, subject to filing a notice of appearance as set out in the Notice of Application and satisfying certain other requirements as set out in the Interim Order. Zoom videoconference details will be provided to such persons in advance of the hearing.

At the hearing for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and the reasonableness of the terms and conditions of the Arrangement and the rights and interests of every Person affected as the Court determines appropriate, both from a substantive and a procedural point of view. The Court has broad discretion under the CBCA when making orders with respect to the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. The Court may approve the Arrangement, either as proposed or as amended, on, or substantially on, the terms presented. Depending upon the nature of any required amendments, Yamana and/or Gold Fields may determine not to proceed with the transactions contemplated in the Arrangement Agreement.

Prior to the hearing on the Final Order, the Court will be informed that the Parties intend to rely on the exemption from the registration requirements under the U.S. Securities Act for the issuance of Consideration Shares pursuant to the Arrangement to holders of Yamana Shares and Yamana Depositary Interests, provided by section 3(a)(10) thereof on the basis of the Final Order.

Under the terms of the Interim Order, each holder of Yamana Shares, including holders of Yamana Depositary Interests, and any other interested party with leave of the Court, will have the right to appear and make submissions at the application for the Final Order subject to such party filing with the Court and serving upon Yamana, by service upon counsel to Yamana: Cassels Brock and Blackwell LLP, Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2, Attention: Stephanie Voudouris, a notice of appearance in the form required by the Court’s rules, including such party’s address for service, and any additional affidavits or other materials on which a party intends to rely, as soon as reasonably practicable, and in any event, no later than 4:00 p.m. (Toronto time) on November 21, or the second last Business Day before the hearing of the application or such other date as the Court may order. There can be no assurance that the Court will approve the Arrangement.

Subject to the Court ordering otherwise, only those Persons who file a notice of appearance as set out in the Notice of Application and satisfy certain other requirements as set out in the Interim Order will be provided with notice of the materials to be filed with the Court and the opportunity to make submissions in support or opposition of the Final Order. In the event that the hearing is postponed, adjourned or rescheduled, then, subject to further order of the Court, only those Persons having previously served a notice of appearance in compliance with the Interim Order will be given notice of the postponement, adjournment or rescheduled date.

For further information regarding the Court hearing and your rights in connection therewith, see the form of Notice of Application attached hereto as Schedule E. The Notice of Application constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

Key Regulatory Approvals

Pursuant to the Arrangement Agreement, it is a mutual condition precedent to completion of the Arrangement that all of the Key Regulatory Approvals have been obtained. Within the time prescribed after the date of the Arrangement Agreement, each Party, or where appropriate, Gold Fields or both Parties jointly, have agreed to make all required notifications, filings, applications and submissions required to obtain the Key Regulatory Approvals and shall use their respective commercially reasonable efforts to take or cause to be taken all actions necessary or advisable on their respective parts to discharge their respective obligations under the Arrangement Agreement or under applicable Laws in connection with the Arrangement and the Arrangement Agreement. With respect to obtaining the Investment Canada Act Approval, Gold Fields has agreed to use its commercially reasonable efforts to propose, negotiate and enter into undertakings necessary to obtain the Investment Canada Act Approval, as soon as promptly practicable.

See “Transaction Agreements – The Arrangement Agreement – Conditions”.

Canadian Competition Approval

Part IX of the Competition Act requires that parties to certain prescribed classes of transactions provide notifications to the Commissioner where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the Parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired, has been terminated early or the appropriate waiver has been provided by the Commissioner.

The waiting period is 30 days after the day on which the parties to the Notifiable Transaction have submitted their respective notifications. The parties are entitled to complete their Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties, pursuant to subsection 114(2) of the Competition Act, that the Commissioner requires additional information that is relevant to the Commissioner’s assessment of the Notifiable Transaction (“Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. The Commissioner’s substantive assessment of a Notifiable Transaction may extend beyond the statutory waiting period. Where a transaction is not completed within one year of the filing of a Notification or such longer period as the Commissioner may specify, Part IX of the Competition Act applies as if no notice were given or information supplied.

In addition to, or as an alternative to, filing a Notification, a party to a Notifiable Transaction may apply to the Commissioner for an Advance Ruling Certificate confirming that the Commissioner is satisfied that he or she does not have sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act to prohibit the completion of the transaction, or, in the event that the Commissioner is not prepared to issue an Advance Ruling Certificate, a No Action Letter. If the Commissioner issues an Advance Ruling Certificate, the parties are exempt from having to file a Notification; if the Commissioner issues a No Action Letter, upon the request of the parties, the Commissioner can waive the parties’ requirement to submit a Notification where the parties have supplied substantially similar information as would have been supplied with their Notification (a “Waiver”).

The Commissioner may challenge a merger before the Competition Tribunal at any time before, or within one year following, its completion where the Commissioner believes that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially in Canada (a “Competition Challenge”). If the Competition Tribunal agrees with the Commissioner, it can issue an order prohibiting the transaction, provided that the transaction has not been completed by such time, or it can order the divestiture of shares or assets where the transaction has already been completed; the Competition Tribunal cannot issue an order, however, where the Parties have been able to establish the elements of the statutory efficiencies defence. The Commissioner is precluded from bringing a Competition Challenge on substantially the same information that an Advance Ruling Certificate was issued, provided that the Notifiable Transaction was completed within one year after the Advance Ruling Certificate was issued. No such prohibition on bringing a Competition Challenge applies as a result of the issuance of a No Action Letter.

The transactions contemplated by the Arrangement Agreement constitute a Notifiable Transaction, and as such, the Parties must comply with the merger notification provisions of Part IX of the Competition Act. Pursuant to the Arrangement Agreement, Competition Act Approval is a mutual condition to the completion of the Arrangement. On June 13, 2022, Gold Fields submitted a request for an Advance Ruling Certificate or, in the alternative, a No Action Letter and a Waiver, to the Commissioner in respect of the transactions contemplated by the Arrangement Agreement.

On June 20, 2022, the Commissioner issued an Advance Ruling Certificate in respect of the Arrangement, which constitutes the Competition Act Approval for the purposes of the Arrangement Agreement.

Investment Canada Act Approval

Under the Investment Canada Act, certain transactions involving the “acquisition of control” of a Canadian business by a non-Canadian investor are subject to pre-closing review and cannot be implemented unless and until the Minister is satisfied or deemed to be satisfied that the transaction is likely to be of “net benefit” to Canada (a “Reviewable Transaction”).

The transactions contemplated by the Arrangement Agreement constitute a Reviewable Transaction under the Investment Canada Act.

Under the Investment Canada Act, following the filing by the non-Canadian investor of an application for review, there is an initial 45-day review period (during which the Reviewable Transaction cannot be completed). That initial review period may be unilaterally extended by the Minister for an additional 30 days, after which the Minister and the investor may agree to further extensions.

The prescribed factors to be considered by the Minister in determining whether a Reviewable Transaction is likely to be of “net benefit” to Canada include, among other things, (a) the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, capital investment, resource processing, utilization of Canadian products and services and exports); (b) the degree and significance of participation by Canadians in the acquired business; (c) the effect of the investment on productivity, industrial efficiency, technological development, product innovation, product variety and competition in Canada; (d) the effect of the investment on competition within an industry in Canada; (e) the compatibility of the investment with national and provincial industrial, economic and cultural policies; and (f) the contribution of the investment to Canada’s ability to compete in world markets. The Minister will also consider, among other things, financial and other undertakings proposed to be given by the investor in determining whether a Reviewable Transaction is likely to be of “net benefit” to Canada.

If, following review, the Minister is satisfied that a Reviewable Transaction is likely to be of “net benefit” to Canada, the Minister is required to send a notice to that effect to the investor. If the Minister does not send notice of approval within the initial 45-day period or an extended review period, as applicable, the Minister is deemed to be satisfied that the Reviewable Transaction is likely to be of “net benefit” to Canada and is required to send a notice to that effect to the investor.

If, following review, the Minister is not satisfied that a Reviewable Transaction is likely to be of “net benefit” to Canada, the Minister is required to send a notice to that effect, advising the investor of its right to make further representations and submit additional undertakings within 30 days from the date of such notice or any further period that may be agreed to by the Minister and the investor.

Within a reasonable time after the expiry of the period for making representations and submitting undertakings, as described above, the Minister is required to send notice to the investor that either the Minister is satisfied that the investment is likely to be of “net benefit” to Canada or confirmation that the Minister is not satisfied that the investment is likely to be of “net benefit” to Canada. In the latter case, the Reviewable Transaction may not be implemented.

Pursuant to terms of the Arrangement Agreement, Investment Canada Act Approval is a mutual condition to the completion of the Arrangement and will be obtained if the Minister has sent a notice stating that the Minister is satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of “net benefit” to Canada, or the Minister has been deemed, in accordance with the provisions of the Investment Canada Act, to be satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of “net benefit” to Canada.

Gold Fields submitted an application for review to the Investment Review Division of Innovation, Science and Economic Development Canada which was certified as received and complete as at July 11, 2022. As of the date of this Circular, the review of the transactions contemplated by the Arrangement Agreement under the Investment Canada Act is ongoing and the Investment Canada Act Approval required pursuant to the Arrangement Agreement has not yet been obtained.

SARB Approval

The South African Exchange Control Regulations, 1961 (the “Exchange Control Regulations”) contain specific provisions pertaining to the export of capital from South Africa. Under the terms of section 10(1)(c) of the Exchange Control Regulations, no entity shall, except with permission granted by the South African Minister of Finance (the “Treasury”) and in accordance with such conditions as the Treasury may impose, enter into any transaction whereby capital or any right to capital is directly or indirectly exported from the Republic of South Africa. The Treasury has delegated to the South African Reserve Bank (the “SARB”) administration of the Regulations. In this regard, the Financial Surveillance Department (the “FSD”) of the SARB holds this function. Further, the SARB has appointed certain banks as “Authorised Dealers”, which are authorized to deal in foreign exchange. The Exchange Control Regulations must be read together with the Currency and Exchanges Manual for Authorised Dealers (the “Manual”), issued by the FSD.

The Arrangement requires the export of capital from South Africa and permission pursuant to the terms of regulation 10(1)(c) of the Exchange Control Regulations. As such, Gold Fields has submitted an application to the FSD requesting approval for the Arrangement. In addition, any circular to be distributed by Gold Fields to its shareholders in relation to the Arrangement must be approved by the SARB.

Pursuant to Gold Fields’ application for approval of the Arrangement by the SARB as envisioned in the Arrangement Agreement, Gold Fields has obtained the requisite approval from the FSD in connection with the implementation and completion of the Arrangement on July 22, 2022, which approval constitutes the SARB Approval for the purposes of the Arrangement Agreement.

Stock Exchange Listing Approval

The Yamana Shares are listed and posted for trading on the TSX under the trading symbol “YRI” and are listed on the NYSE and the LSE under the trading symbol “AUY”. The Gold Fields Shares are currently listed for trading on the JSE under the trading symbol “GFI” and the Gold Fields ADSs are currently listed for trading on the NYSE under the trading symbol “GFI”.

Pursuant to the Arrangement Agreement, Gold Fields has agreed to apply for and use reasonable best efforts to obtain approval for the listing and trading of (a) the Gold Fields Shares issuable pursuant to the Arrangement on the JSE and (b) the Gold Fields ADSs issuable pursuant to the Arrangement on the NYSE, in each case subject to official notice of issuance. Gold Fields will apply to the JSE to list the Gold Fields Shares to be issued pursuant to the Arrangement after the Yamana Meeting in accordance with Form H (Corporate Actions Timetable) under Schedule 2 of the JSE Listings Requirements. In addition, Gold Fields will apply to the NYSE to list the Gold Fields ADSs to be issued pursuant to the Arrangement, including the Gold Fields ADSs to be issued in exchange for the Yamana RSUs at the Effective Time pursuant to the Arrangement, and anticipates receiving all required authorizations from the NYSE prior to the closing of the Arrangement. Gold Fields anticipates receiving all required authorizations from the JSE prior to the closing of the Arrangement. It is a mutual condition to the completion of the Arrangement that the Gold Fields Shares and Gold Fields ADSs issuable pursuant to the Arrangement be approved for listing on the JSE and the NYSE, respectively, in each case subject to customary conditions. See “Transaction Agreements – The Arrangement Agreement – Conditions”. Gold Fields has applied to have the Gold Fields ADSs listed on the TSX and the TSX has conditionally approved the listing of Gold Fields ADSs. Listing of the Gold Fields ADSs on the TSX is subject to Gold Fields fulfilling all of the requirements of the TSX. It is expected that the Gold Fields ADSs will begin trading on the TSX within two Business Days following the closing of the Arrangement. See “Risk Factors”. However, receipt of approval for the listing of the Gold Fields ADSs on the TSX is not a condition to the completion of the Arrangement.

It is a requirement of the JSE Listings Requirements that the Category 1 Transaction Resolution is approved by the affirmative vote of at least a simple majority of the votes properly cast on the Category 1 Transaction Resolution at the Gold Fields Meeting. Furthermore, in order to issue the Consideration Shares, the Gold Fields Share Issuance Resolution is required to be approved by Gold Fields Shareholders holding at least 75% of the voting rights present at the Gold Fields Meeting. See “Regulatory Matters and Approvals – Shareholder Approvals – Gold Fields Shareholder Approval”.

It is also a condition to implementation of the Arrangement that Yamana will have obtained approval of the TSX in respect of the Arrangement. The TSX has conditionally approved the Arrangement, subject to the filing of certain documents following the closing of the Arrangement.

Canadian Securities Law Matters

Each Yamana Shareholder is urged to consult such Yamana Shareholder’s professional advisors to determine the Canadian conditions and restrictions applicable to trades in the Consideration Shares issued pursuant to the Arrangement.

Status under Canadian Securities Laws and Delisting Matters

Yamana is a reporting issuer in each of the provinces and territories of Canada. The Yamana Shares currently trade on the TSX, the NYSE and the LSE. It is expected that the Yamana Shares will be delisted from the TSX, NYSE and LSE, as applicable, as promptly as practicable following completion of the Arrangement (anticipated to be effective no later than two or three Business Days following the Effective Date) and, subject to applicable Laws, Gold Fields will, as promptly as possible following completion of the Arrangement, apply to the applicable Canadian Securities Authorities to have Yamana cease to be a reporting issuer.

Gold Fields is a public company registered in South Africa and is a foreign private issuer under U.S. Securities Laws. Gold Fields is not currently a reporting issuer in any province or territory of Canada; however, upon completion of the Arrangement, Gold Fields will become a reporting issuer in Canada as a consequence thereof. Notwithstanding that Gold Fields will become a reporting issuer in Canada, it is expected that Gold Fields will be designated as a “SEC foreign issuer” for purposes of Canadian Securities Laws and accordingly the Canadian Securities Authorities will generally, subject to certain exceptions, defer to the reporting and other securities Law obligations to which Gold Fields is subject in South Africa and the United States.

The Gold Fields Shares and Gold Fields ADSs are listed on the JSE and on the NYSE, respectively, under the symbol “GFI”. Following completion of the Arrangement, the Gold Fields Shares and the Gold Fields ADSs will continue to be listed for trading on the JSE and the NYSE, respectively, under the symbol “GFI”. Gold Fields has applied to have the Gold Fields ADSs listed on the TSX and the TSX has conditionally approved the listing of Gold Fields ADSs. Listing of the Gold Fields ADSs on the TSX is subject to Gold Fields fulfilling all of the requirements of the TSX. It is expected that the Gold Fields ADSs will begin trading on the TSX within two Business Days following the closing of the Arrangement. See “Risk Factors”. Unlike the Yamana Shares, neither the Gold Fields Shares nor the Gold Fields ADSs are currently listed on the LSE and Gold Fields will not make application for the admission of the Gold Fields Shares or Gold Fields ADS to the LSE following completion of the Arrangement.

Distribution and Resale of Consideration Shares under Canadian Securities Laws

The distribution of the Consideration Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws and is exempt from or otherwise is not subject to, the registration requirements under applicable Canadian Securities Laws. The Consideration Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces and territories of Canada provided that (a) Gold Fields is a reporting issuer in a jurisdiction of Canada for four months immediately preceding the trade (pursuant to section 2.9 of NI 45-102, upon completion of the Arrangement, Gold Fields will be deemed for this purpose to have been reporting issuer from time that Yamana became a reporting issuer), (b) the trade is not a “control distribution” as defined NI 45-102, (c) no unusual effort is made to prepare the market or to create a demand for the Consideration Shares, (d) no extraordinary commission or consideration is paid to a Person or company in respect of such sale, and (e) if the selling security holder is an insider or officer of Gold Fields, the selling security holder has no reasonable grounds to believe that Gold Fields is in default of applicable Securities Laws. Each Yamana Shareholder is urged to consult the holder’s professional advisors with respect to restrictions applicable to trades in Consideration Shares under Canadian Securities Laws.

Multilateral Instrument 61-101

Yamana is subject to MI 61-101, which governs certain transactions that raise the potential for conflicts of interest, specifically issuer bids, insider bids, related party transactions and business combinations. MI 61-101 is intended to ensure that all securityholders are treated in a manner that is fair and equal and that is perceived to be fair and equal with respect to these transactions, and generally requires enhanced disclosure, approval by a majority of securityholders excluding “interested parties” or “related parties” (each as defined in MI 61-101), independent valuation and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. These protections generally apply to “business combinations” (as defined in MI 61-101) that terminate the interests of securityholders without their consent and related party transactions in circumstances where a related party is entitled to consideration for a security that is not identical in amount and form to the entitlement of shareholders generally or is entitled to a “collateral benefit” (as defined in MI 61-101). If a transaction is determined to be a “business combination”, MI 61-101 requires that, in addition to the approval of the transaction by at least two-thirds of the vote cast by all shareholders present in person or represented by proxy at the applicable shareholder meeting, the transaction would be subject to “minority approval” requirements (as defined in MI 61-101).

As previously described in this Circular, all of the issued and outstanding Yamana Shares will be exchanged for Consideration Shares under the terms of the Plan of Arrangement. Unless certain exceptions apply, the Arrangement would be considered a “business combination” in respect of Yamana pursuant to MI 61-101 since the interest of a holder of a Yamana Share may be terminated without the holder’s consent. Accordingly, unless there is no “related party” of Yamana that is entitled to receive a “collateral benefit” in connection with the Arrangement, the Arrangement would be considered a “business combination” and subject to “minority approval” requirements at the Yamana Meeting.

If “minority approval” is required, MI 61-101 would require that the Arrangement Resolution, in addition to needing the affirmative vote of at least 66 2/3% of the votes cast by the Yamana Shareholders present in person or represented by proxy and entitled to vote at the Yamana Meeting, be approved by the affirmative vote of a simple majority of the votes cast by Yamana Shareholders present in person or represented by proxy and entitled to vote at the Yamana Meeting, excluding votes cast in respect of Yamana Shares held by “related parties” who receive a “collateral benefit” (as defined in MI 61-101) as a consequence of the transaction.

A “collateral benefit” includes any benefit that a “related party” of Yamana is entitled to receive as a consequence of the Arrangement, including without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to services as an employee, director or consultant of Yamana. MI 61-101 excludes from the meaning of “collateral benefit” a payment per security that is identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class, as well as certain benefits to a related party that is received solely in connection with the related party’s service as an employee, director or consultant of the issuer, of an affiliated entity of the issuer or of a successor to the business of the issuer where: (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transactions; (b) the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either (i) the related party and their associated entities beneficially own, or exercise control or direction over, less than 1% of each class of the outstanding securities of the issuer, or (ii) the related party discloses to an independent committee of the issuer the amount of the consideration that they expect to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities they beneficially own and the independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party will receive pursuant to the terms of the transaction for the equity securities it beneficially owns, and the independent committee’s determination is disclosed in the disclosure document for the transaction.

In connection with the Arrangement, Yamana’s outstanding incentive awards will be treated as set forth under “The Arrangement – Principal Steps of the Arrangement” and certain officers of Yamana are entitled to certain rights upon and/or following a change in control as set forth under “– Interests of Certain Persons or Companies in the Arrangement”. Yamana has considered whether any of these matters may constitute a “collateral benefit” for purposes of MI 61-101 such that the Arrangement would therefore constitute a “business combination” under MI 61-101. Yamana has determined that none of these matters are a “collateral benefit” for the purposes of MI 61-101 as, among other things, each Yamana recipient thereof beneficially owns, or exercises control or direction over, less than 1% of Yamana’s outstanding equity securities and the full particulars of such matters have been disclosed herein. Yamana has also determined that no related party of Yamana is entitled to consideration for its Yamana Shares that is not identical in amount and form to the entitlement of Yamana Shareholders generally and accordingly will not receive any benefits or payments that fall within the definition of “collateral benefit” for the purposes of MI 61-101. Accordingly, the Arrangement is not considered to be a “business combination” in respect of Yamana, and as a result, no “minority approval” is required for the Arrangement Resolution. In addition, since the Arrangement does not constitute a business combination, no formal valuation of Yamana is required for the Arrangement under MI 61-101.

Interests of Certain Persons or Companies in the Arrangement

The directors and senior management of Yamana may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of the Yamana Shareholders and that may present them with actual or potential conflicts of interest in connection with the Arrangement. These interests include those described below. The Yamana Board was aware of these interests and considered them, among other matters, when evaluating and negotiating the Arrangement Agreement and recommending approval of the Arrangement by the Yamana Shareholders, as applicable.

All benefits received, or to be received, by the directors and senior management of Yamana as a result of the Arrangement are, and will be, solely in connection with their services as directors and senior management of Yamana. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such Person for the Yamana Shares held by such Person and no benefit is, or will be, conditional on any Person supporting the Arrangement.

Share Ownership and Yamana Equity Awards

As of October 18, 2022, the directors and senior management of Yamana and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over less than 1% of the outstanding Yamana Shares, in addition to holding Yamana DSUs, which are akin to holding Yamana Shares, Yamana RSUs, and Yamana PSUs, all as outlined in the table below. As of October 18, 2022, none of the directors and senior management of Yamana held Yamana Options.

Yamana Securities held by directors and senior management of Yamana and their associates and affiliates will be treated in the same manner under the Arrangement as Yamana Securities held by other Yamana Securityholders. See “The Arrangement – Details of the Arrangement” for how the Yamana Shares will be affected by the Arrangement and “The Arrangement – Completion of the Arrangement – Treatment of Long-Term Incentives/Convertible Securities” for how the other Yamana Securities will be affected by the Arrangement.

Yamana DSUs

If the Arrangement is consummated, each Yamana DSU outstanding immediately prior to the Effective Time, all of which are vested, will be, and will be deemed to be, transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to the VWAP of one Yamana Share on the TSX during the five trading days ending on the last trading day prior to the Effective Date.

Yamana RSUs

If the Arrangement is consummated, each Yamana RSU outstanding immediately prior to the Effective Time will vest in accordance with the terms of the Yamana RSU Plan and will be, and will deemed to be, transferred by the holder thereof to Gold Fields Subco exchanged for such number of Gold Fields ADSs as is equal to: (a) the number of Yamana Shares subject to the Yamana RSUs immediately prior to the Effective Time, multiplied by (b) the Exchange Ratio, rounded down to the nearest whole number.

Yamana PSUs

If the Arrangement is consummated, each Yamana PSU outstanding immediately prior to the Effective Time will be, and will deemed to be, transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to: (a) the VWAP of one Yamana Share on the TSX during the five trading days ending on the last trading day prior to the Effective Date, multiplied by (b) the applicable Multiplier (as defined in the Yamana PSU Plan) in effect as of the Effective Date.

The table below sets forth the number of Yamana Shares/DSUs, Yamana PSUs and Yamana RSUs beneficially owned or controlled, directly or indirectly, by each of the directors and senior management of Yamana as of October 18, 2022.

Name	Yamana Shares/DSUs	Yamana PSUs	Yamana RSUs
Peter Marrone Executive Chairman, Director	5,891,620	945,914	610,893

Daniel Racine President and Chief Executive Officer, Director	707,059	721,692	480,935

Jason LeBlanc SVP Finance and Chief Financial Officer	194,546	199,401	136,814

Gerardo Fernandez SVP, Corporate Development	246,874	199,401	136,830

Yohann Bouchard SVP and Chief Operating Officer	216,686	199,401	136,827

Richard Campbell SVP, Human Resources	149,458	166,170	114,017

Craig Ford SVP, Health Safety and Sustainable Development	18,242	54,018	54,018

Henry Marsden SVP, Exploration	122,543	143,167	98,227

Name	Yamana Shares/DSUs	Yamana PSUs	Yamana RSUs
Sofia Tsakos SVP, General Counsel and Corporate Secretary	274,247	186,625	128,056

Luke Buchanan SVP, Technical Services	Nil	59,761	41,081

John Begeman Director	309,757	N/A	N/A

Christiane Bergevin Director	440,134	N/A	N/A

Alexander Davidson Director	311,581	N/A	N/A

Richard Graff Director	314,595	N/A	N/A

Kimberly Keating Director	241,616	N/A	N/A

Jane Sadowsky Director	475,084	N/A	N/A

Dino Titaro Director	284,646	N/A	N/A

Change of Control Provisions

Yamana had previously entered into individual employment agreements (collectively, the “Yamana Change of Control Agreements”) with the following senior management, pursuant to which such individuals may receive change of control payments or other benefits: Peter Marrone (Executive Chairman), Daniel Racine (President and Chief Executive Officer), Jason LeBlanc (Senior Vice President, Finance and Chief Financial Officer), Gerardo Fernandez (Senior Vice President, Corporate Development), Yohann Bouchard (Senior Vice President and Chief Operating Officer) (collectively, the “Named Executive Officers”), Richard Campbell (Senior Vice President, Human Resources), Craig Ford (Senior Vice President, Health Safety and Sustainable Development), Henry Marsden (Senior Vice President, Exploration), Sofia Tsakos (Senior Vice President, General Counsel and Corporate Secretary) and Luke Buchanan, Senior Vice President, Technical Services.

The Yamana Change of Control Agreements provide for compensation in the event of a termination of employment as set out below within 12 months of a “Change of Control”.

A “Change of Control”, is defined in each employment agreement, but generally means:

•	a merger, amalgamation or arrangement resulting in Yamana Shareholders holding less than 50% of the successor corporation following completion of such transaction;

•	the sale, exchange or other disposition of Yamana’s assets or properties with an aggregate book value greater than 50% of the total book value of Yamana’s assets and properties on a consolidated basis;

•	the acquisition of 20% or more of Yamana’s outstanding voting securities;

•	the winding-up, dissolution or liquidation of Yamana; or

•	a change in the composition of the majority of the Yamana Board in certain circumstances.

Completion of the Arrangement will constitute a “Change of Control” of Yamana for the purposes of the Yamana Change of Control Agreements.

In the event of a Change of Control, the applicable terms, conditions and benefits under the Yamana Change of Control Agreements only take effect when either of the following two triggers occurs within 12 months of such Change of Control:

•	Yamana terminates the employment without cause; or

•	a triggering event occurs, including an adverse change or diminution in pay, responsibility or title, and within six months of such triggering event the employee advises Yamana of its intention to terminate his or her employment.

Severance entitlements for the senior management generally include accrued base salary for the year of termination in addition to the following payments and benefits: (i) 24 months base salary, and (ii) two times the average annual bonus paid in the previous two years. In addition, the senior management will be entitled to receive a lump sum payment equal to 24 month of pension benefits, perquisites, and medical and health benefits, or, if contractually provided for, a lump sum payment in lieu of benefits equal to 0.25 times the amount payable pursuant (i) and (ii) above, in each case in accordance with the terms of the applicable Yamana Change of Control Agreement, the existing pension and benefit plans and applicable employment Laws.

In addition to the entitlements described above, any Yamana RSUs, DSUs and PSUs held by senior management will be treated as described above under “Share Ownership and Equity Awards”.

The Change of Control payments payable to the Named Executive Officers under the Yamana Change of Control Agreements, excluding the value of the Yamana Securities they hold (as described above), if all such Named Executive Officers are terminated without cause (including termination by the Named Executive Officer for good reason/following a triggering event) within 12 months of the Effective Date would have an aggregate value of approximately US$24.7 million. The amounts payable are consistent with the disclosure made by Yamana in its most recent Management Information Circular dated March 22, 2022 which is available on Yamana’s issuer profile on SEDAR at www.sedar.com and Yamana’s website at www.yamana.com.

The Change of Control payments payable to the remaining senior management (excluding the Named Executive Officers) under the Yamana Change of Control Agreements, excluding the value of the Yamana Securities they hold (as described above), if all such senior management are terminated without cause (including termination by senior management for good reason/following a triggering event) within 12 months of the Effective Date would have an aggregate value of approximately US$9.0 million.

If all senior management that are parties to the Yamana Change of Control Agreements are terminated without cause (including termination by such senior management for good reason/following a triggering event) within 12 months of the Effective Date, the payments in lieu of pension and other similar benefits would have an aggregate value of approximately US$4.9 million, in each case calculated as at October 18, 2022. Yamana may provide for continued benefits including medical and health benefits at a more modest cost for the 24-month period.

Pro Rata 2022 Incentive Awards

Yamana intends to conduct mid-year compensation reviews and grant bonus awards in accordance with Yamana’s short-term incentive plan and long-term incentive plan consistent with past practice. Bonus awards will be made on a pro rata basis for the period from January 1, 2022 to the Effective Date.

Retention Payments

Yamana has established an employee retention arrangement, entered into between Yamana and its employees in the Toronto corporate office below the level of Vice President to induce them to remain employed at Yamana until the closing of the Arrangement. It is anticipated that the payments under the retention agreements will not exceed US$4.5 million in the aggregate. Any retention payments will be entirely conditional upon such employee remaining employed by Yamana until the closing of the Arrangement.

New Employment Agreements

In connection with the Arrangement, Gold Fields or one of its affiliates (including Yamana following Closing) may enter into new employment arrangements with one or more of Yamana’s senior management, which could include increased responsibilities and/or enhanced employment benefits.

Insurance and Indemnification

Pursuant to the Arrangement Agreement, prior to the Effective Date, Yamana has agreed to purchase customary “tail” policies of directors’ and officers’ liability insurance from a reputable and financially sound insurance carrier, containing terms and conditions no less favourable in the aggregate to the protection provided by the policies maintained by Yamana and its Subsidiaries which are in effect immediately prior to the Effective Date, providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Gold Fields will, or will cause Yamana and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that Yamana and its Subsidiaries shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and that the cost of such policies shall not exceed 300% of the current annual aggregate premium (the “Base Premium”) for policies currently maintained by Yamana or its Subsidiaries; provided further that, if such insurance can only be obtained at a premium in excess of the Base Premium, Yamana may purchase the most advantageous policies of directors’ and officers’ liability insurance reasonably available for an annual premium in excess of the Base Premium, and Gold Fields will, or will cause Yamana and its Subsidiaries, to maintain such coverage for six years from the Effective Date.

Gold Fields has agreed that it will cause Yamana and its Subsidiaries to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Yamana and its Subsidiaries under Law and under the articles or other constating documents of Yamana and/or its Subsidiaries or under any agreement or contract of any indemnified person with Yamana or with any of its Subsidiaries. Gold Fields has acknowledged that such rights will survive the completion of the Arrangement and will continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

The applicable provisions of the Arrangement Agreement are intended for the benefit of, and will be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Yamana has confirmed that it is acting as agent and trustee on their behalf. The applicable provisions of the Arrangement Agreement will survive the termination of the Arrangement Agreement as a result of the occurrence of the Effective Date for a period of six years.

U.S. Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. Securities Laws that may be applicable to Yamana U.S. Securityholders. All Yamana U.S. Securityholders are urged to consult with their own legal counsel to ensure that any subsequent resale of Consideration Shares to be received in exchange for their Yamana Shares pursuant to the Arrangement complies with applicable securities legislation.

Further information applicable to Yamana U.S. Securityholders is disclosed under the heading “Notice to Yamana Securityholders in the United States”.

The following discussion does not address the Canadian Securities Laws that will apply to the issue of Consideration Shares to Yamana Shareholders in exchange for their Yamana Shares or the resale of any such securities received in exchange for Yamana Shares within Canada by Yamana U.S. Securityholders. Yamana U.S. Securityholders reselling any such securities in Canada must comply with Canadian Securities Laws, as outlined elsewhere in this Circular.

Exemption from the Registration Requirements of the U.S. Securities Act

The Consideration Shares to be issued to Yamana Shareholders and holders of Yamana Depositary Interests in exchange for their Yamana Shares and Yamana Depositary Interests, respectively, pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the U.S. Securities Laws of any state of the United States and will be issued and exchanged in reliance upon the exemption from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof and exemptions provided under the U.S. Securities Laws of each state of the United States in which Yamana U.S. Securityholders reside. Section 3(a)(10) of the U.S. Securities Act exempts from the registration requirement under the U.S. Securities Act the issuance of securities which have been approved, after a hearing upon the substantive and procedural fairness of the terms and conditions of the relevant transaction, at which all Persons to whom it is proposed the securities will be issued shall have the right to appear, by any court expressly authorized by Law to grant such approval. The Court is authorized to conduct a hearing at which the procedural and substantive fairness of the terms and conditions of the Arrangement will be considered. All persons to whom it is proposed to issue the securities are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Court granted the Interim Order on October 19, 2022 and, subject to the approval of the Arrangement by Yamana Shareholders, a hearing on the Arrangement is expected to be held on or about November 23, 2022 by the Court. Accordingly, the Final Order, if granted, will constitute the basis for the exemption from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof with respect to the Consideration Shares to be issued to Yamana Shareholders and holders of Yamana Depositary Interests in exchange for their Yamana Shares and Yamana Depositary Interests, respectively, pursuant to the Arrangement upon completion of the Arrangement. The Court has been informed of this effect of the Final Order.

Resales of Consideration Shares after the Effective Date

The Consideration Shares to be received by Yamana Shareholders and holders of Yamana Depositary Interests in exchange for their Yamana Shares and Yamana Depositary Interests, respectively, pursuant to the Arrangement upon completion of the Arrangement will not be subject to transfer restrictions under U.S. Securities Laws, except by Persons who are “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of Gold Fields after the Effective Date, or were “affiliates” of Gold Fields within 90 days prior to the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by Contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”.

Any resale of Consideration Shares by such an “affiliate” or former “affiliate” may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom, such as the exemption contained in Rule 144 under the U.S. Securities Act or the safe harbor provided by Rule 904 of Regulation S under the U.S. Securities Act.

U.K. Securities Law Matters

This document does not contain an offer of transferable securities to the public in the United Kingdom within the meaning of section 102B of FSMA and is not required to be issued as a prospectus pursuant to section 85 of FSMA. Accordingly, this document has not been drawn up in accordance with the Prospectus Regulation Rules and has not been nor will it be approved by, or filed with, the FCA or any other authority which would be a competent authority for the purposes of the UK Prospectus Regulation.

Comparison of Shareholder Rights under the CBCA and the SACA

Pursuant to the Plan of Arrangement, Yamana Shareholders will receive Gold Fields Shares or Gold Fields ADSs in exchange for their Yamana Shares. The rights of Yamana Shareholders are currently governed by the CBCA and by Yamana’s articles and by-laws. Since Gold Fields is a public company registered in South Africa, the rights of holders of Gold Fields Shares are governed by the applicable provisions of the SACA, Gold Fields’ memorandum of incorporation and the JSE Listings Requirements. See “Schedule G – Comparison of Shareholder Rights under the CBCA and the SACA” for a comparison of shareholders’ rights under the CBCA as compared to the SACA. The rights of holders of Gold Fields ADSs are governed by the Deposit Agreement. See “Description of American Depositary Shares” for details of the rights of holders of Gold Fields ADS under the Deposit Agreement. The summaries contained in “Description of American Depositary Shares” and Schedule G are not intended to be exhaustive and Yamana Shareholders should consult their legal advisors regarding all of the implications of the effects of the Arrangement on their rights.

TRANSACTION AGREEMENTS

The Arrangement Agreement

The following summarizes material provisions of the Arrangement Agreement. This summary may not contain all of the information about the Arrangement Agreement that is important to Yamana Shareholders. The rights and obligations of the Parties are governed by the express terms and conditions of the Arrangement Agreement and not by this summary or any other information contained in this Circular. Yamana Shareholders are urged to read the Arrangement Agreement carefully and in its entirety, as well as this Circular, before making any decisions regarding the Arrangement. This summary is subject to, and qualified in its entirety by the full text of the Arrangement Agreement, which has been filed under Yamana’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and by the Plan of Arrangement, which is attached to this Circular as Schedule B.

In reviewing the Arrangement Agreement and this summary, readers are advised that this summary has been included to provide Yamana Shareholders with information regarding the terms of the Arrangement Agreement and is not intended to provide any other factual information about Gold Fields, Yamana or any of their Subsidiaries or affiliates. The Arrangement Agreement contains representations and warranties and covenants by each of the Parties to the Arrangement Agreement, which are summarized below. These representations and warranties have been made solely for the benefit of the other Parties to the Arrangement Agreement and:

•	were not intended as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate;

•	have been qualified by certain confidential disclosures that were made to the other Party in connection with the negotiation of the Arrangement Agreement, which disclosures are not reflected in the Arrangement Agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by Yamana Shareholders or other investors.

Moreover, information concerning the subject matter of the representations and warranties in the Arrangement Agreement and described below may have changed since the date of the Arrangement Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Circular. Accordingly, the representations and warranties and other provisions of the Arrangement Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this Circular and in the documents incorporated by reference into this Circular.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties, all of which are qualified by public disclosure and many of which are qualified by Yamana Material Adverse Effect or Gold Fields Material Adverse Effect, made by each Party to the other Party. The statements embodied in those representations and warranties were made solely for purposes of the Arrangement Agreement and are subject to important qualifications, limitations and exceptions agreed to by the Parties in connection with negotiating its terms.

Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for the purpose of allocating risk between Gold Fields and Yamana rather than establishing matters as facts.

The representations and warranties of each of Yamana and Gold Fields relate to the following matters: organization and qualification; authority relative to the Arrangement Agreement; no conflict; required filings and consent; Subsidiaries; compliance with Laws and constating documents; Authorizations; capitalization; shareholder and similar agreements; stock exchange compliance; U.S. Securities Law matters; public filings; financial statements; undisclosed liabilities; compliance with the Sarbanes-Oxley Act; title matters; no defaults under leases and agreements; expropriation; mineral reserves and mineral resources; royalties and rentals paid; environmental matters; employment matters; absence of certain changes or events; litigation; Taxes; books and records; insurance; non-arm’s length transactions; restrictions on business activities; material contracts; anti-corruption; sanctions; and brokers and expenses.

The Arrangement Agreement also contains certain representations and warranties made solely by Yamana with respect to: reporting issuer status; intellectual property; benefit plans; indigenous claims; community groups; opinions of financial advisors; cultural business; no “collateral benefit”; and the Hart-Scott-Rodino Antitrust Improvement Act of 1976; and made solely by Gold Fields with respect to South African securities law matters; ownership of Yamana Shares; freely tradeable Consideration Shares; and Investment Canada Act.

Covenants

Yamana and Gold Fields have agreed to undertake certain covenants between the date of the Arrangement Agreement and the Effective Time. Set forth below is a brief summary of certain of those covenants.

Efforts to Obtain Required Yamana Shareholder Approval

The Arrangement Agreement requires Yamana to schedule the Yamana Meeting as soon as reasonably practicable, provided that the Gold Fields Meeting is scheduled to occur or is reasonably capable of being scheduled to occur on a date that is within five Business Days of the Yamana Meeting.

In general, Yamana is not permitted to adjourn the Yamana Meeting without the prior consent of Gold Fields, except as required by Law. However, if the Gold Fields Meeting is scheduled to occur on a date that is more than five Business Days after the Yamana Meeting, Yamana may adjourn the Yamana Meeting in order to ensure that it occurs on a date that is within five Business Days of the Gold Fields Meeting. In addition, if Yamana provides notice to Gold Fields that it has received a Yamana Superior Proposal (as further discussed under “– Non-Solicitation Covenants” below) less than seven Business Days before the date of the Yamana Meeting, Yamana may, or Gold Fields may require Yamana to, adjourn the Yamana Meeting to a date that is not more than seven Business Days after the scheduled date of the Yamana Meeting; provided, however, that the Yamana Meeting may not be adjourned or postponed to a date later than the seventh Business Day prior to the Outside Date.

Unless the Yamana Board has made a Yamana Change in Recommendation as permitted under the Arrangement Agreement (as further discussed in “– Non-Solicitation Covenants” below), Yamana has agreed to include in this Circular the Yamana Board Recommendation, copies of the Yamana Fairness Opinions, a statement that the Yamana Board has received the Yamana Fairness Opinions and has unanimously determined, after receiving legal and financial advice, that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Yamana and statements that each of the Yamana Supporting Shareholders has entered into the Yamana Support Agreements pursuant to which they have agreed, among other things, to vote their Yamana Shares in favour of the Arrangement Resolution.

Efforts to Obtain Required Gold Fields Shareholder Approval

Gold Fields is required to use commercially reasonable efforts to schedule the Gold Fields Meeting as soon as reasonably practicable following receipt of the JSE Approval in respect of the Gold Fields Circular.

In general, Gold Fields is not permitted to adjourn the Gold Fields Meeting without the prior consent of Yamana, except as required by Law. However, if Gold Fields provides notice to Yamana that it has received a Gold Fields Superior Proposal (as further discussed under “– Non-Solicitation Covenants” below) less than seven Business Days before the date of the Gold Fields Meeting, Gold Fields may, or Yamana may, require Gold Fields to, adjourn the Gold Fields Meeting to a date that is not more than seven Business Days after the scheduled date of the Gold Fields Meeting; provided, however, that the Gold Fields Meeting may not be adjourned or postponed to a date later than the seventh Business Day prior to the Outside Date.

Unless the Gold Fields Board has made a Gold Fields Change in Recommendation as permitted under the Arrangement Agreement (as further discussed under “– Non-Solicitation Covenants” below), Gold Fields will include in the Gold Fields Circular, the Gold Fields Board Recommendation, a statement that the Gold Fields Board has unanimously determined, after receiving legal and financial advice, that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Gold Fields and statements that each of the Gold Fields Supporting Shareholders have entered into Gold Fields Support Agreements pursuant to which they have agreed, among other things, to vote their Gold Fields Shares in favour of the Gold Fields Resolutions.

Conduct of Business

Each of Yamana and Gold Fields has undertaken until the Effective Time (or, if earlier, the date the Arrangement Agreement is terminated in accordance with its terms), unless expressly required or permitted under certain provisions of the Arrangement Agreement, as required by applicable Law or a Governmental Entity, as required to comply with, or implement any COVID-19 Measures, or unless the other Party consents in writing, to and to cause each of its Subsidiaries to (a) in all material respects conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business, and (b) use commercially reasonable efforts to preserve intact its and their present business organization, goodwill, business relationships and assets and to keep available the services of their officers and employees as a group.

Without limiting the generality of the foregoing, each of Yamana and Gold Fields has undertaken not to, and to cause each of their respective Subsidiaries not to, directly or indirectly (nor to authorize, agree to, propose, enter into or modify any Contract to do any of the below matters or resolve to do so):

•	amend or propose to amend its constating documents (and in the case of Gold Fields, the Deposit Agreement) or those of their respective Subsidiaries;

•	except as specified in the Arrangement Agreement, declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Yamana Shares or Gold Fields Shares, as applicable, except for (a) regular dividends to Yamana Shareholders and Gold Fields Shareholders, respectively, in the ordinary course consistent with past practice, and (b) any such action solely between or among Yamana or Gold Fields and their respective Subsidiaries or between or among Subsidiaries of Yamana or between or among Subsidiaries of Gold Fields, as applicable;

•	issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to any of the foregoing with respect to any of Yamana’s or Gold Fields’, as applicable, equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any of Yamana’s or Gold Fields’, as applicable, equity or voting interests or other securities or any shares of their respective Subsidiaries, other than as specifically provided in the Arrangement Agreement;

•	sub-divide split, combine or reclassify any outstanding Yamana Shares or Gold Fields Shares, as applicable, or, in the case of Yamana, the securities of any of its Subsidiaries;

•	redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire Yamana Shares or Gold Fields Shares, as applicable, or other securities of Yamana or Gold Fields, as applicable, or any securities of their respective Subsidiaries, other than (a) purchases of Yamana Shares or Gold Fields Shares, as applicable, in satisfaction of the payment of the exercise price or tax withholdings upon the exercise or vesting of Yamana equity awards or Gold Fields equity awards, as applicable, and (b) in respect of Gold Fields, ordinary course purchases of Gold Fields Shares made in the public markets at the prevailing market price;

•	amend the terms of any securities of Yamana or its Subsidiaries or Gold Fields, as applicable;

•	adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of Yamana or any of its Subsidiaries or Gold Fields, as applicable;

•	reorganize, amalgamate or merge Yamana or its Subsidiaries or Gold Fields, as applicable, with any other Person;

•	except as specified in the Arrangement Agreement, sell, pledge, lease, dispose of, mortgage, license, encumber or otherwise transfer or agree to any of the foregoing with respect to (a) in the case of Yamana, any of Yamana’s or any of its Subsidiaries’ assets or interests in its assets or its Subsidiaries’ assets, and (b) in the case of Gold Fields, any of Gold Fields’ or any of its Subsidiaries’ material assets or interest in its assets or its Subsidiaries’ assets;

•	except as specified in the Arrangement Agreement, acquire or agree to acquire, directly or indirectly, any Person, or, other than investments required by existing Contracts to which a Yamana JV Entity or Gold Fields, as applicable, is a party or bound, make any investment or agree to make any investment, directly or indirectly, either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person, other than (a) in the case of Yamana, such investments in securities that do not exceed in the aggregate US$10 million, and (b) in the case of Gold Fields, transactions that are (i) for consideration less than US$50 million individually or US$500 million in the aggregate, (ii) in the ordinary course or business, or (iii) between two or more wholly-owned Subsidiaries of Gold Fields or between Gold Fields and one or more of its wholly-owned Subsidiaries;

•	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS or by applicable Law;

•	reduce the stated capital of the Yamana Shares or any of its Subsidiaries or the Gold Fields Shares, as applicable; and

•	materially change the business carried on by, as applicable, Yamana and its Subsidiaries, as a whole or Gold Fields and its Subsidiaries, as a whole.

In addition, Yamana has undertaken not to, and to cause each of its Subsidiaries not to, directly or indirectly (nor to authorize, agree to, propose, enter into or modify any Contract to do any of the below matters or resolve to do so):

•	incur any indebtedness to fund, directly or indirectly the payment of any dividend or other distribution in respect of any Yamana Shares other than in the ordinary course of business;

•	except as specified in the Arrangement Agreement, incur any capital expenditures or enter into any agreement obligating Yamana or its Subsidiaries to provide for future capital expenditures;

•	(a) except as specified in the Arrangement Agreement, incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Yamana or its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, or (b) make any loans, advances (other than any advances to employees in the ordinary course of business) or capital contributions to, or investments in, any other Person, other than to any joint venture of Yamana or any of its Subsidiaries in the ordinary course of business or to Yamana or any of its Subsidiaries or in connection with sale-leaseback transactions;

•	pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, rights, liabilities or obligations other than (a) the payment, discharge, satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in Yamana or its Subsidiaries’ financial statements or incurred in the ordinary course of business or (b) payment of any fees related to the Arrangement;

•	enter into any agreement that, if entered into prior to the date of the Arrangement Agreement, would be considered a Yamana Material Contract, or modify, amend in any material respect, transfer or terminate any Yamana Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

•	enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than in the ordinary course of business consistent with Yamana financial risk management policy;

•	except as specified in the Arrangement Agreement, (a) grant, accelerate, or increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer or employee of Yamana or any of its Subsidiaries; (b) grant, accelerate, or increase any payment, bonus, award (equity or otherwise) or other benefits payable to, or for the benefit of, any director, officer or employee of Yamana or any of its Subsidiaries; (c) increase the coverage, contributions, funding requirements or benefits available under any Yamana Benefit Plan or create any new benefit plan which would be considered to be a Yamana Benefit Plan once created; (d) increase compensation (in any form), bonus levels or other benefits payable to any director, officer, employee or consultant of Yamana or any of its Subsidiaries, or grant any general increase in the rate of wages, salaries, bonuses or other remuneration, except for base salary increases for employees (other than senior employees) in the ordinary course of business; (e) make any material determination under any of Yamana’s benefits plans that is not in the ordinary course of business; (f) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Yamana Benefit Plan; or (g) take or propose any action to effect any of the foregoing;

•	terminate the employment of any senior employee, except for cause, or hire any senior employee;

•	take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted, and use its commercially reasonable efforts to maintain such Authorizations; or

•	subject to certain exceptions set out in the Arrangement Agreement, take any action inconsistent with past practice relating to the filing of any Tax returns or the withholding, collecting, remitting and payment of any Tax; amend any Tax return or change any of its methods of reporting; make, change or revoke any material election relating to Taxes, enter into any Tax sharing, allocation, waiver or indemnification agreement or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment; settle (or offer to settle) any material Tax claim, audit, proceeding or re-assessment; make a request for a Tax ruling to any Governmental Entity or make any investments in any corporation that is a “foreign affiliate” of Yamana or any of its Subsidiaries, as set forth in the Arrangement Agreement.

Further, Yamana is required to use all commercially reasonable efforts to cause its insurance (or re-insurance) policies maintained by Yamana or its Subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, subject to certain exceptions.

Mutual Covenants

Each of Yamana and Gold Fields has undertaken that, other than in connection with obtaining the required Regulatory Approvals, that, from the date of the Arrangement Agreement until the earlier of the Effective Time or the time that the Arrangement Agreement is terminated in accordance with its terms, it will:

•	use its commercially reasonable efforts to complete the Arrangement, including by obtaining all necessary waivers, consents and approvals required pursuant to certain material Contracts, obtaining all necessary material Authorizations required under applicable Laws, fulfilling all conditions to closing and co-operating in connection with the performance of its obligations under the Arrangement Agreement;

•	not take any action, refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to, individually or in the aggregate, prevent, materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated in the Arrangement Agreement, including (a) taking any action or the entering into of any transaction that would reasonably be expected to prevent, delay or impede the obtaining of, or increase the risk of not obtaining, any Regulatory Approval or otherwise prevent, delay or impede the consummation of the transactions contemplated by the Arrangement Agreement, and (b) taking any action or knowingly failing to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a “reorganization” under Section 368 of the Code;

•	use commercially reasonable efforts to: (a) defend all lawsuits or other legal, regulatory or other proceedings against itself or any of its Subsidiaries challenging or affecting the Arrangement Agreement or the transactions contemplated in the Arrangement Agreement, (b) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order relating to itself or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement, and (c) appeal, overturn or otherwise have lifted or rendered non-applicable in respect of the Arrangement, any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins the Parties from consummating the Arrangement; and

•	carry out the terms of the Interim Order and Final Order.

Yamana Employment Matters

Each of Yamana and Gold Fields has acknowledged and agreed that the outstanding Yamana Equity Awards will be treated in accordance with the provisions of the Plan of Arrangement. In furtherance thereof, prior to the Effective Date and conditional upon the occurrence of the Effective Time, Yamana will, in the form and substance satisfactory to Gold Fields, amend, if necessary, the Yamana PSU Plan and any grant agreements pursuant thereto and take all other steps necessary or desirable to give effect to, upon the Effective Time, the modifications to the Yamana PSU Plan necessary to reflect (a) that Gold Fields is the successor to Yamana under the Yamana PSU Plan pursuant to its terms and (b) that any payments to be made on the redemption or settlement of the Yamana PSUs will be calculated by reference to the Gold Fields ADSs.

Each of Yamana and Gold Fields has also acknowledged that the Arrangement will result in a “change of control” for the purposes of certain of Yamana’s employment agreements and the Yamana Benefits Plans. Gold Fields has agreed, after the Effective Time, to cause Yamana and any successor to Yamana to honour and comply in all material respects with the terms of all existing employment, indemnification, change in control, change of control, severance, termination or other compensation arrangements and employment and severance obligations of Yamana or any of its Subsidiaries that were entered into prior to the date of, or as disclosed pursuant to, the Arrangement Agreement.

Regulatory Approvals

In respect of the Competition Act Approval and the Investment Canada Act Approval, Gold Fields has agreed to file, within ten Business Days after the execution of the Arrangement Agreement (a) a submission requesting an Advance Ruling Certificate or, in the alternative, a No Action Letter with the Commissioner, and (b) an application for review under the Investment Canada Act with the responsible Minister with respect to the transaction contemplated by the Arrangement Agreement, including Gold Fields’ proposed written undertakings to the Minister or his designees.

Each of Yamana and Gold Fields has agreed to, and to cause their respective Subsidiaries to, file, as promptly as practicable after the execution of the Arrangement Agreement, any other filings or notifications under any other applicable federal, provincial, state or foreign Law required to obtain any other Regulatory Approvals, including approval of the SARB and the JSE.

Each of Yamana and Gold Fields has agreed to use its commercially reasonable efforts to: (a) obtain the Regulatory Approvals at the earliest possible date; (b) respond promptly to any request for additional information or documentary materials made by any Governmental Entity in connection with the Regulatory Approvals; and (c) make such further filings as may be necessary, proper or advisable in connection therewith. With respect to obtaining the Regulatory Approvals, the Parties have undertaken to cooperate with one another and provide such assistance as the other may reasonably request in connection with obtaining the Regulatory Approvals.

Each of Yamana and Gold Fields has agreed not to enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to make obtaining the Regulatory Approvals required under the Arrangement Agreement materially more difficult or challenging, or cause a material delay.

Each of Yamana and Gold Fields has agreed to use its commercially reasonable efforts to take or cause to be taken all actions necessary or advisable on their respective parts to consummate the transactions contemplated by the Arrangement Agreement as promptly as practicable after the execution of the Arrangement Agreement. To the extent that the Minister or his designees propose any amendments or require enhancements to the proposed written undertakings contemplated in the Arrangement Agreement, Gold Fields has agreed to use its commercially reasonable efforts to propose, negotiate and enter into undertakings necessary to obtain the Investment Canada Act Approval.

Pre-Acquisition Reorganization

Subject to certain limitations as set forth in the Arrangement Agreement, Yamana has agreed that, at Gold Fields’ request, it will use commercially reasonable efforts to perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as Gold Fields may request prior to the Effective Date, acting reasonably (each, a “Pre-Acquisition Reorganization”), and to cooperate with Gold Fields and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken. Gold Fields is required to provide written notice to Yamana of any proposed Pre-Acquisition Reorganization in reasonable written detail at least 15 Business Days prior to the Effective Time.

Yamana and its Subsidiaries will not be obligated to participate in any such Pre-Acquisition Reorganization unless such Pre-Acquisition Reorganization, in the opinion of Yamana, acting reasonably: (a) cannot reasonably be expected to result in any Taxes being imposed on, or any adverse Tax consequences to Yamana Shareholders incrementally greater than the Taxes to such Party in connection with the consummation of the Arrangement absent any Pre-Acquisition Reorganization; (b) is not prejudicial to Yamana and its Subsidiaries, taken as a whole, or Yamana’s securityholders in any material respect; (c) does not require Yamana to obtain the approval of Yamana Securityholders or proceed absent any required consent of any third party (including any Regulatory Approval); (d) does not result in any material breach by Yamana or any of its Subsidiaries of any Yamana Material Contract, Regulatory Approval or their respective organizational documents or applicable Law; (e) does not unreasonably interfere with Yamana’s material operations prior to the Effective Time; (f) does not require Yamana or its Subsidiaries to contravene any Contract, Regulatory Approval or applicable Laws, or their respective organizational documents; (g) can be completed immediately prior to the Effective Date; and (h) does not impair the ability of Yamana to consummate, and will not prevent or materially delay the consummation of, the Arrangement, and would not reasonably be expected to prevent any Person from making a Yamana Superior Proposal.

Unless the Arrangement is not completed due to a breach by Yamana of the terms and conditions of the Arrangement Agreement or in circumstances that would give rise to the payment by Yamana of the Yamana Termination Fee, Gold Fields has agreed that it will be responsible for all reasonable costs and expenses associated with any Pre-Acquisition Reorganization.

Certain Other Covenants and Agreements

The Arrangement Agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between Yamana and Gold Fields in connection with public announcements and communications to Yamana Shareholders and Gold Fields Shareholders, as applicable;

•	cooperation between Yamana and Gold Fields in the preparation and filing of this Circular and the Gold Fields Circular;

•	the use of reasonable best efforts by Gold Fields to obtain approval of listing, by the Effective Time, of (a) the Gold Fields Shares issuable pursuant to the Arrangement on the JSE, and (b) the Gold Fields ADSs issuable pursuant to the Arrangement on the NYSE and Yamana’s agreement to use reasonable best efforts to cooperate with Gold Fields in connection with the foregoing;

•	Gold Fields depositing with the depositary under the Deposit Agreement sufficient Gold Fields Shares underlying the Gold Fields ADSs comprising the applicable portion of the Consideration Shares;

•	the use of commercially reasonable efforts by Gold Fields to ensure that the Gold Fields Shares forming part of the Consideration are either registered or qualified under all applicable U.S. Securities Laws, or exempt from such registration and qualification requirements;

•	access by each Party to certain information about the other Party during the period prior to the Effective Time and the Parties’ agreement to keep such information confidential; and

•	indemnification of directors and officers of Yamana and its Subsidiaries in respect of claims arising from facts or events which occurred on or prior to the Effective Time.

Non-Solicitation Covenants

Each of Yamana and Gold Fields have agreed not to, and to cause their respective Subsidiaries and each of their respective directors, officers, employees not, and to use their reasonable best efforts to cause their respective Representatives not to:

•	solicit, assist, initiate, knowingly encourage or otherwise facilitate any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Yamana Acquisition Proposal or a Gold Fields Acquisition Proposal, as applicable, except as expressly permitted in the Arrangement Agreement;

•	enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person in respect of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Yamana Acquisition Proposal or a Gold Fields Acquisition Proposal, as applicable;

•	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking relating to any Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable, except as expressly permitted by the Arrangement Agreement;

•	(a) fail to make, or withdraw, amend, modify or qualify, in a manner adverse to the other Party or fail to publicly reaffirm (without qualification) the Yamana Board Recommendation or Gold Fields Board Recommendation, as applicable, within five Business Days (and in any case prior to the third Business Day prior to the date of the Yamana Meeting or the Gold Fields Meeting, as applicable) after having been requested in writing by the other Party to do so (acting reasonably), (b) accept, approve, endorse or recommend a Yamana Acquisition Proposal or a Gold Fields Acquisition Proposal, as applicable (or publicly propose to do so), (c) take no position or a neutral position with respect to a Yamana Acquisition Proposal or a Gold Fields Acquisition Proposal, as applicable, for more than five Business Days (or beyond the third Business Day prior to the date of the Yamana Meeting or the Gold Fields Meeting, as applicable, if such date is sooner) after the public announcement of such Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable, or (d) resolve or propose to take any of the foregoing actions; or

•	make any public announcement or take any other action inconsistent with the Yamana Board Recommendation or the Gold Fields Board Recommendation, as applicable.

Each of Yamana and Gold Fields has agreed to, and to cause their respective Subsidiaries and Representatives to, immediately cease any existing solicitation, discussions, negotiations or other activities commenced prior to the date of the Arrangement Agreement with any Person with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, a Yamana Acquisition Proposal or a Gold Fields Acquisition Proposal, as applicable.

Each of Yamana and Gold Fields has agreed to discontinue access to, and disclosure of, their and their respective Subsidiaries’ confidential information, to request the return or destruction of all confidential information previously provided to any Person (other than to one another) as soon as possible, and in any event within two Business Days following the execution of the Arrangement Agreement, and to enforce all standstill, confidentiality, non-disclosure, business purpose, use or similar agreements or restrictions to which it or their respective Subsidiaries is a party.

Each of Yamana and Gold Fields must notify the other Party as soon as practicable, and in any event within 24 hours, of any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to a Yamana Acquisition Proposal or a Gold Fields Acquisition Proposal, as applicable, that it receives or otherwise becomes aware of, and keep the other Party promptly and fully informed of the material developments and discussions and negotiations with respect to such Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable.

If at any time prior to Yamana receiving the Yamana Shareholder Approval or Gold Fields receiving the Gold Fields Shareholder Approval, as applicable, Yamana or Gold Fields, respectively, receives an unsolicited bona fide written Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable, that did not result from a breach of the Arrangement Agreement (and which has not been withdrawn) and the Yamana Board or Gold Fields Board, as applicable, determines, in good faith after consultation with its respective outside financial and legal advisors, that such Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, respectively, constitutes or would reasonably be expected to constitute a Yamana Superior Proposal or a Gold Fields Superior Proposal, respectively (disregarding, for the purposes of such determination, any due diligence or access condition to which such Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable, is subject), then Yamana or Gold Fields, as applicable, may (x) enter into, participate in, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable, and (y) provide the Person making such Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable, with, or access to, confidential information regarding itself and its Subsidiaries, but only to the extent that the other Party had previously been, or is concurrently, provided with, or access to, the same information, if, and only if: (i) prior to participating in any discussions or negotiations with such Person or providing such Person with, or access to, confidential information regarding itself and its Subsidiaries: (A) such Party promptly delivers a written notice to the other Party stating its intention to participate in such discussions or negotiations and to provide such Person with, or access to, confidential information, which notice will include confirmation of the determination by such Party’s board of directors that such Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable, constitutes or would reasonably be expected to constitute a Yamana Superior Proposal or a Gold Fields Superior Proposal, as applicable; and (B) such Party has entered into a confidentiality and standstill agreement on terms no less favourable in aggregate to such Party than the Confidentiality Agreement, a final executed copy of which is provided to the other Party; and (ii) such Party is in compliance with its non-solicitation covenants contained in the Arrangement Agreement.

Each of Yamana or Gold Fields may make a Yamana Change in Recommendation or a Gold Fields Change in Recommendation, respectively, and/or approve, accept or enter into a Permitted Acquisition Agreement in respect of a Yamana Superior Proposal or Gold Fields Superior Proposal, respectively, if and only if all of the following conditions are satisfied:

•	the Yamana Board or Gold Fields Board, as applicable, has determined that the Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, respectively, constitutes a Yamana Superior Proposal or a Gold Fields Superior Proposal, respectively;

•	the Yamana Shareholder Approval or the Gold Fields Shareholder Approval, as applicable, has not been obtained;

•	such Party has been, and continues to be, in compliance with its non-solicitation covenants contained in the Arrangement Agreement in all material respects;

•	such Party provides the other Party with (A) written notice that such Party’s board of directors has determined that there is a Yamana Superior Proposal or Gold Fields Superior Proposal, as applicable, (B) confirmation of the determination by such Party’s board of directors of the value or range of values in financial terms that such board of directors, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Yamana Superior Proposal or Gold Fields Superior Proposal, as applicable; (C) confirmation of the intention of such Party to enter into a Permitted Acquisition Agreement, if applicable; and (D) a copy of the proposed definitive agreement for the Yamana Superior Proposal or Gold Fields Superior Proposal, as applicable, or, if applicable, the Permitted Acquisition Agreement and all supporting materials;

•	at least five Business Days (the “Response Period”) have elapsed from the date the other Party received the written notice and documentation referred to above;

•	during the Response Period, the other Party had the opportunity (but not the obligation) to offer to amend the Arrangement Agreement in order for such Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable, to cease to be a Yamana Superior Proposal or Gold Fields Superior Proposal, respectively; and

•	if the other Party has proposed to amend the terms of the Arrangement, the Yamana Board or Gold Fields Board, as applicable, after consultation with its respective outside financial and legal advisors, determines that the Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, respectively, remains a Yamana Superior Proposal or Gold Fields Superior Proposal, respectively, compared to the other Party’s proposed amendment to the terms of the Arrangement. Each successive modification of any Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, as applicable, that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Yamana Shareholders or the Gold Fields Shareholders, respectively, or other material terms or conditions thereof, will require a new written notice and a new five Business Day period commencing at the time of such new notice.

Notwithstanding any Yamana Change in Recommendation or Gold Fields Change in Recommendation, as applicable, or the entering into of a Permitted Acquisition Agreement in respect of a Yamana Superior Proposal or Gold Fields Superior Proposal, as applicable, unless the Arrangement Agreement has been terminated in accordance with its terms, the Party whose board of directors changed its recommendation must still hold the Yamana Meeting or the Gold Fields Meeting, as applicable, and allow the Yamana Shareholders or the Gold Fields Shareholders, respectively, to vote on the Arrangement Resolution or the Gold Fields Resolutions, respectively, and such Party is not permitted, except in accordance with applicable Law, to submit to a vote of the Yamana Shareholders or the Gold Fields Shareholders, as applicable, any Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, respectively, other than the Arrangement Resolution or the Gold Fields Resolutions, respectively, prior to the termination of the Arrangement Agreement. In addition, each of Yamana and Gold Fields have agreed that any Permitted Acquisition Agreement entered into in accordance with the terms of the Arrangement Agreement will in all instances satisfy each of the criteria of a Permitted Acquisition Agreement and each Party will not amend, waive or otherwise vary any of the provisions of such Permitted Acquisition Agreement in a manner which would be inconsistent with each of the criteria of a Permitted Acquisition Agreement.

The Yamana Board or the Gold Fields Board, as applicable, will reaffirm the Yamana Board Recommendation or the Gold Fields Board Recommendation, respectively, by press release after any Yamana Acquisition Proposal or Gold Fields Acquisition Proposal, respectively, that is determined to not be a Yamana Superior Proposal or a Gold Fields Superior Proposal, respectively, is publicly announced or the Yamana Board or the Gold Fields Board, as applicable, determines that a proposed amendment to the terms of the Arrangement Agreement would result in a Yamana Acquisition Proposal or a Gold Fields Acquisition Proposal, respectively, no longer being a Yamana Superior Proposal or a Gold Fields Superior Proposal, respectively.

Conditions Precedent

The completion of the Arrangement is subject to the satisfaction of the following conditions which may be waived, in whole or in part, with the mutual consent of the Parties:

•	the Arrangement Resolution will have been duly approved by the Yamana Shareholders at the Yamana Meeting in accordance with the Interim Order and applicable Law;

•	the Gold Fields Resolutions will have been duly approved at the Gold Fields Meeting in accordance with applicable Law;

•	the Interim Order and the Final Order will each have been obtained on terms consistent with the Arrangement Agreement and in form and substance acceptable to each of Gold Fields and Yamana, acting reasonably, and will not have been set aside or modified in a manner unacceptable to either Yamana or Gold Fields, each acting reasonably, on appeal or otherwise;

•	no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Order or Law which is in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

•	the Gold Fields Shares to be issued pursuant to the Arrangement will, subject to customary conditions, have been approved for listing on the JSE and accepted for settlement by Strate and the Gold Fields ADSs to be issued pursuant to the Arrangement will, subject to customary conditions, have been approved for listing on the NYSE;

•	all of the Key Regulatory Approvals will have been obtained; and

•	the Consideration Shares will be exempt from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof.

The obligation of Gold Fields to complete the Arrangement is subject to the fulfillment of the following additional conditions, each of which may be waived by Gold Fields, in whole or in part at any time, in its sole discretion:

•	(a) the representations and warranties of Yamana in the Arrangement Agreement regarding (i) organization and qualification, authority relative to the Arrangement Agreement and absence of certain changes or events will be true and correct in all respects as of the date of the Arrangement Agreement, and as of the Effective Time as if made as at and as of such time, (ii) capitalization and Subsidiaries will be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement, and as of the Effective Time as if made as at and as of such time, and (iii) all other matters will be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time, except (in the case of clause (iii)) where the failure of such representations and warranties to be true and correct in all respects, individually or in the aggregate, does not constitute a Yamana Material Adverse Effect; and (b) Yamana will have provided to Gold Fields a certificate of two senior officers of Yamana certifying (on Yamana’s behalf and without personal liability) the foregoing and dated the Effective Date;

•	Yamana will have complied in all material respects with all of its covenants in the Arrangement Agreement and will have provided to Gold Fields a certificate of two senior officers of Yamana certifying (on Yamana’s behalf and without personal liability) compliance with such covenants dated the Effective Date;

•	there will not be pending or threatened in writing any proceeding by any Governmental Entity or any other Person that the Gold Fields Board has determined in good faith, in consultation with its outside legal advisors, is reasonably likely to result in an imposition of material limitations on the ability of Gold Fields to complete the Arrangement or acquire or hold, or exercise fully rights of ownership of, any Yamana Shares;

•	since the date of the Arrangement Agreement, there will not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any Yamana Material Adverse Effect that has not been cured, and Yamana will have provided to Gold Fields a certificate of two senior officers of Yamana to that effect (on Yamana’s behalf and without personal liability); and

•	Dissent Rights will not have been exercised (or, if exercised, will not remain withdrawn) with respect to more than 5% of the issued and outstanding Yamana Shares.

The obligation of Yamana to complete the Arrangement is subject to the fulfillment of each of the following additional conditions, each of which may be waived by Yamana, in whole or in part at any time, in its sole discretion:

•	(a) the representations and warranties of Gold Fields in the Arrangement Agreement regarding (i) organization and qualification, authority relative to the Arrangement Agreement and absence of certain changes or events will be true and correct in all respects as of the date of the Arrangement Agreement, and as of the Effective Time as if made as at and as of such time; (ii) capitalization will be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement, and as of the Effective Time as if made as at and as of such time, and (iii) all other matters will be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time, except where (in the case of clause (iii)) the failure of such representations and warranties to be true and correct in all respects, individually or in the aggregate, does not constitute a Gold Fields Material Adverse Effect; and (b) Gold Fields will have provided to Yamana a certificate of two senior officers of Gold Fields certifying (on Gold Fields’ behalf and without personal liability) the foregoing dated the Effective Date;

•	Gold Fields will have complied in all respects with its covenants in the Arrangement Agreement regarding payment of Consideration and in all material respects regarding its other covenants in the Arrangement Agreement, and will have provided to Yamana a certificate of two senior officers of Gold Fields certifying (on Gold Fields’ behalf and without personal liability) compliance with such covenants dated the Effective Date; and

•	since the date of the Arrangement Agreement, there will not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any Gold Fields Material Adverse Effect in respect of Gold Fields, and Gold Fields will have provided to Yamana a certificate of two senior officers of Gold Fields to that effect (on Gold Fields’ behalf and without personal liability).

Termination of the Arrangement Agreement

Termination by Either Party

The Arrangement Agreement may be terminated prior to the Effective Time by mutual written agreement of the Parties or by either Yamana or Gold Fields if:

•	the Effective Time has not occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations or warranties under the Arrangement Agreement has been the cause of, or resulted in, such failures;

•	a final and non-appealable Law, Order or enjoinment has been enacted, entered or promulgated following the execution of the Arrangement Agreement that remains in effect and makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Parties from consummating the Arrangement;

•	Yamana Shareholder Approval is not obtained at the Yamana Meeting, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations or warranties under the Arrangement Agreement has been the cause of, or resulted in, such failure; or

•	Gold Fields Shareholder Approval is not obtained at the Gold Fields Meeting, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations or warranties under the Arrangement Agreement has been the cause of, or resulted in, such failure.

Termination by Yamana

The Arrangement Agreement may be terminated prior to the Effective Time by Yamana if:

•	the Gold Fields Board makes a Gold Fields Change in Recommendation and/or Gold Fields or any of its Subsidiaries accepts, approves, executes or enters into a Permitted Acquisition Agreement;

•	Gold Fields has breached its non-solicitation covenants contained in the Arrangement Agreement in any material respect;

•	a Gold Fields Material Adverse Effect has occurred which is incapable of being cured prior to the Outside Date; or

•	Gold Fields has breached any of its representations or warranties or failed to perform any covenants or agreements, which breach or failure to perform would cause any condition relating to Gold Fields’ representations, warranties or covenants not to be fulfilled and such conditions are incapable of being satisfied by the Outside Date.

Termination by Gold Fields

The Arrangement Agreement may be terminated prior to the Effective Time by Gold Fields if:

•	the Yamana Board makes a Yamana Change in Recommendation and/or Yamana or any of its Subsidiaries accepts, approves, executes or enters into a Permitted Acquisition Agreement;

•	Yamana has breached its non-solicitation covenants contained in the Arrangement Agreement in any material respect;

•	a Yamana Material Adverse Effect has occurred which is incapable of being cured prior to the Outside Date; or

•	Yamana has breached any of its representations or warranties or failed to perform any covenants or agreements, which breach or failure to perform would cause any condition relating to Yamana’s representations, warranties or covenants not to be fulfilled and such conditions are incapable of being satisfied by the Outside Date.

Termination Fees Payable by Yamana and Gold Fields

Yamana is required to pay the Yamana Termination Fee to Gold Fields in the event that the Arrangement Agreement is terminated:

•	by Gold Fields due to: (a) the occurrence of a Yamana Change in Recommendation, (b) Yamana or any of its Subsidiaries accepting, approving, executing or entering into a Permitted Acquisition Agreement, or (c) Yamana breaching its non-solicitation covenants in any material respect;

•	by either Party due to a failure to obtain the Yamana Shareholder Approval following a Yamana Change in Recommendation and/or Yamana or any of its Subsidiaries accepting, approving, executing or entering into a Permitted Acquisition Agreement; or

•	by either Party due to the Effective Time not occurring prior to the Outside Date or a failure to obtain the Yamana Shareholder Approval, or by Gold Fields if Yamana is in breach of its representations, warranties, or covenants under the Arrangement Agreement, but only, in each case, if:

(a)	prior to such termination, a bona fide Yamana Acquisition Proposal has been made and publicly announced by any Person (other than Gold Fields and its affiliates) and is not withdrawn at least five Business Days prior to the date of the Yamana Meeting; and

(b)	within 12 months following the date of such termination, either (i) Yamana or one or more of its Subsidiaries enters into a Contact (other than a confidentiality agreement) in respect of a Yamana Acquisition Proposal and such Yamana Acquisition Proposal is later consummated (whether or not within 12 months after such termination) or (ii) a Yamana Acquisition Proposal has been consummated (whether or not such Yamana Acquisition Proposal is the same Yamana Acquisition Proposal referred to in paragraph (a) above); provided that for the purposes of this provision, references to “20%” in the definition of Yamana Acquisition Proposal are deemed to be references to “50%”.

Gold Fields is required to pay the Gold Fields Termination Fee to Yamana in the event that the Arrangement Agreement is terminated:

•	by Yamana due to: (a) the occurrence of a Gold Fields Change in Recommendation, (b) Gold Fields or any of its Subsidiaries accepting, approving, executing or entering into a Permitted Acquisition Agreement, or (c) Gold Fields breaching its non-solicitation covenants in any material respect;

•	by either Party due to a failure to obtain the Gold Fields Shareholder Approval following a Gold Fields Change in Recommendation and/or Gold Fields or any of its Subsidiaries accepting, approving, executing or entering into a Permitted Acquisition Agreement;

•	by either Party due to the Effective Time not occurring prior to the Outside Date or a failure to obtain the Gold Fields Shareholder Approval, or by Yamana if Gold Fields is in breach of its representations, warranties or covenants under the Arrangement Agreement, but only, in each case, if:

(a)	prior to such termination, a bona fide Gold Fields Acquisition Proposal has been made or publicly announced by any Person (other than Yamana and its affiliates) and is not withdrawn at least five Business Days prior to the date of the Gold Fields Meeting; and

(b)	within 12 months following the date of such termination, either (i) Gold Fields or one or more of its Subsidiaries enters into a Contract (other than a confidentiality agreement) in respect of a Gold Fields Acquisition Proposal and such Gold Fields Acquisition Proposal is later consummated (whether or not within 12 months after such termination) or (ii) a Gold Fields Acquisition Proposal has been consummated (whether or not such Gold Fields Acquisition Proposal is the same Gold Fields Acquisition Proposal referred to in paragraph (a) above); provided that for the purposes of this provision, references to “20%” in the definition of Gold Fields Acquisition Proposal are deemed to be references to “50%”.

Amendments, Extensions and Waivers

Amendments

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Law, the Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Yamana Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of Yamana Shareholders.

Extensions and Waivers

At any time prior to the completion of the Arrangement, either Party may: (a) extend the time for the performance of any of the obligations or other acts of any other Party; (b) waive compliance, except as provided in the Arrangement Agreement, with any of the other Party’s agreements or the fulfillment of any conditions to its own obligations; or (c) waive inaccuracies in any of the other Party’s representations or warranties; provided that, any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

The Support Agreements

The following summarizes material provisions of the Support Agreements. This summary may not contain all of the information about the Support Agreements that is important to Yamana Shareholders. The rights and obligations of the Parties are governed by the express terms and conditions of the Support Agreements and not by this summary or any other information contained in this Circular. Yamana Shareholders are urged to read the forms of Support Agreements carefully and in their entirety, as well as this Circular, before making any decisions regarding the Arrangement. This summary is qualified in its entirety by reference to the forms of Support Agreements, which have been filed under Yamana’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

On May 31, 2022, in connection with the Arrangement, (a) each of the Yamana Supporting Shareholders entered into a Yamana Support Agreement with Gold Fields; and (b) each of the Gold Fields Supporting Shareholders entered into a Gold Fields Support Agreement with Yamana.

The Support Agreements set forth, among other things, the agreement of the Supporting Shareholders to (a) vote all of their securities entitled to vote in favour of the Arrangement Resolution or the Gold Fields Resolutions, as applicable, and against any resolution, action, proposal, transaction or agreement proposed by any other Person that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement; (b) deliver or cause to deliver to the applicable transfer agent duly executed proxies or voting instruction forms, as applicable, completed as specified in the Support Agreement by no later than ten Business Days prior to the Yamana Meeting or the Gold Fields Meeting, as applicable; (c) not take any other action of any kind, including voting or not voting any of the relevant securities, that would reasonably be expected to preclude, delay or interfere with the completion of the Arrangement; and (d) not, directly or indirectly, sell transfer, pledge or assign, or agree to sell, transfer, pledge or assign any relevant securities, other than as set out in the Support Agreements. The Yamana Supporting Shareholders have also agreed not to exercise any Dissent Rights or rights of appraisal in connection with the Arrangement.

The Support Agreements automatically terminate upon the earliest of: (a) mutual written agreement; (b) the termination of the Arrangement Agreement in accordance with its terms; and (c) the Effective Time. The Support Agreements may also be terminated by the Supporting Shareholder (a) if Yamana or Gold Fields, as applicable, varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Supporting Shareholder without their consent (including, in the case of the Yamana Support Agreements, if Gold Fields decreases the amount of Consideration set out in the Arrangement Agreement) or (b) in the event of a Yamana Change in Recommendation or a Gold Fields Change in Recommendation, as applicable. If the Support Agreements are terminated, the Supporting Shareholders will be entitled to withdraw any form of proxy or power of attorney which it may have given with respect to their securities.

RIGHTS OF DISSENTING SHAREHOLDERS

Section 190 of the CBCA provides registered shareholders of any class of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Yamana Shareholders with Dissent Rights in respect of the Arrangement Resolution pursuant to section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order. Only Registered Yamana Shareholders who exercise Dissent Rights in respect of the Arrangement Resolution in strict compliance with section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event that the Arrangement becomes effective, to be paid by Yamana the fair value of the Yamana Shares held by such Dissenting Shareholders determined as at the close of business on the day before the Arrangement Resolution is adopted. Registered Yamana Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Yamana Shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the Consideration offered under the Arrangement and that the proceeds of disposition received by a Dissenting Shareholder may be treated in a different, and potentially more adverse, manner under Canadian federal income tax Laws, United States federal income tax Laws, South African income tax Laws and United Kingdom tax Laws than had such shareholder exchanged their Yamana Shares for Consideration Shares pursuant to the Arrangement and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Arrangement, is not an opinion as to, and does not otherwise address, “fair value” under section 190 of the CBCA. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Yamana Shares.

The following is a summary of the Dissent Rights in respect of the Arrangement Resolution as set forth in the provisions of the CBCA, as modified by the Plan of Arrangement and the Interim Order. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Yamana Shares, and is qualified in its entirety by the reference to the text of the text of section 190 of the CBCA, which is attached to this Circular as Schedule F, the text of the Interim Order, a copy of which is attached to this Circular as Schedule E and the text of the Plan of Arrangement, a copy of which is attached to this Circular as Schedule B. Pursuant to the Interim Order, Dissenting Shareholders are given rights analogous to rights of dissenting shareholders under the CBCA, as modified by the Plan of Arrangement and the Interim Order. A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order. It is recommended that any Registered Yamana Shareholder wishing to exercise Dissent Rights seek legal advice, as failure to strictly comply with the provisions of the CBCA, as modified by the Plan of Arrangement and the Interim Order, and to adhere to the procedures established therein may prejudice their Dissent Rights and result in the loss of all rights thereunder.

In addition to any other restrictions under section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, none of the following Persons shall be entitled to exercise Dissent Rights: (a) any holder of Yamana RSUS, Yamana PSUs, and Yamana DSUs; (b) any Person (including any beneficial owner of Yamana Shares) who is not a Registered Yamana Shareholder as of the record date for the Yamana Meeting; and (c) any Yamana Shareholder who votes or has instructed a proxyholder to vote its Yamana Shares in favour of the Arrangement Resolution. A Non-Registered Yamana Shareholder, including holders of Yamana Depositary Interests, desiring to exercise Dissent Rights must make arrangements for the Yamana Shares beneficially owned by such Non-Registered Yamana Shareholder to be registered in such Non-Registered Yamana Shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Yamana or, alternatively, make arrangements for the registered holder of such Yamana Shares to exercise Dissent Rights on the Non-Registered Yamana Shareholder’s behalf. For a holder of Yamana Depositary Interests, this requires that such holder first withdraw the Yamana Shares underlying its Yamana Depositary Interest from CREST in accordance with the procedures described in the CREST Manual and then have such Yamana Shares registered in the name of such holder prior to time the written objection to the Arrangement Resolution is required to be received by Yamana. Holders of Yamana Depositary Interests should contact Computershare UK at The Pavillions, Bridgwater Road, Bristol BS99 6ZY or by email at !UKALLDITeam2@computershare.co.uk, if they have any questions or need additional information or assistance with withdrawing the Yamana Shares underlying their Yamana Depositary Interests from CREST and having such Yamana Shares registered in the name of such holder.

Notwithstanding section 190(5) of the CBCA (pursuant to which a written objection may be provided at or prior to the Yamana Meeting), a Registered Yamana Shareholder entitled to vote at the Yamana Meeting who wishes to exercise their Dissent Rights is required to deliver a written objection (a “Dissent Notice”) to the Arrangement Resolution to Yamana not later than 4:00 p.m. (Toronto time) on the date that is two Business Days immediately preceding the Yamana Meeting (or any adjournment or postponement thereof). Such notice must be delivered to Yamana at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario M5J 2J3, Attention: Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary, with a copy to Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2, Attention: Stephanie Voudouris, and must otherwise strictly comply with the dissent procedures described in this Circular. Failure to properly exercise Dissent Rights may result in the loss or unavailability of the right to dissent.

Only Registered Yamana Shareholders entitled to vote at the Yamana Meeting may dissent. In many cases, Yamana Shares beneficially owned by a Non-Registered Yamana Shareholder are registered either: (a) in the name of an Intermediary, or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Yamana Shareholder, including a holder of Yamana Depositary Interests, will not be entitled to exercise its Dissent Rights directly (unless the Yamana Shares are re-registered in the Non-Registered Yamana Shareholder’s name). A Non-Registered Yamana Shareholder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Yamana Shareholder deals in respect of its Yamana Shares and either: (i) instruct the Intermediary to exercise Dissent Rights on the Non-Registered Yamana Shareholder’s behalf (which, if the Yamana Shares are registered in the name of CDS or other clearing agency, may require that such Yamana Shares first be re-registered in the name of the Intermediary); or (ii) instruct the Intermediary to re-register such Yamana Shares in the name of the Non-Registered Yamana Shareholder, in which case the Non-Registered Yamana Shareholder would be able to exercise Dissent Rights directly. For a holder of Yamana Depositary Interests, this requires that such holder first withdraw the Yamana Shares underlying its Yamana Depositary Interest from CREST in accordance with the procedures described in the CREST Manual and then have such Yamana Shares registered in the name of such holder prior to time the written objection to the Arrangement Resolution is required to be received by Yamana. Holders of Yamana Depositary Interests should contact Computershare UK at The Pavillions, Bridgwater Road, Bristol BS99 6ZY or by email at !UKALLDITeam2@computershare.co.uk, if they have any questions or need additional information or assistance with withdrawing the Yamana Shares underlying their Yamana Depositary Interests from CREST and having such Yamana Shares registered in the name of such holder.

The filing of a Dissent Notice does not deprive a Registered Yamana Shareholder of the right to vote at the Yamana Meeting. However, no Yamana Shareholder who has voted in favour of the Arrangement Resolution is entitled to dissent with respect to the Arrangement. Therefore, a Registered Yamana Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholders with respect to all Yamana Shares owned by such Person. Pursuant to section 190(4) of the CBCA, as modified by the Plan of Arrangement and the Interim Order, a Registered Yamana Shareholder may not exercise Dissent Rights in respect of only a portion of such holder’s Yamana Shares, but may dissent only with respect to all of the Yamana Shares held by such holder.

A vote against the Arrangement Resolution, an abstention from voting, or a proxy submitted instructing a proxyholder to vote against the Arrangement Resolution does not constitute a Dissent Notice, but a Registered Yamana Shareholder need not vote its Yamana Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Yamana Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Yamana Shares in favour of the Arrangement and thereby causing the Registered Yamana Shareholder to forfeit their Dissent Rights.

Yamana is required within 10 days after Yamana Shareholders adopt the Arrangement Resolution to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Yamana Shareholder that voted in favour of the Arrangement Resolution or who has withdrawn its Dissent Notice. Each such Dissenting Shareholder that has not withdrawn its Dissent Notice prior to the Yamana Meeting must, within 20 days after receipt of such notice (or, if such Yamana Shareholder does not receive such notice, within 20 days after learning that the Arrangement Resolution has been adopted), send to Yamana a written notice (a “payment demand”) containing such Dissenting Shareholder’s name and address, the number and Yamana Shares in respect of which the Dissenting Shareholder dissented, and a demand for payment of the fair value of such Yamana Shares and, within 30 days after sending such payment demand, send to Yamana at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario M5J 2J3, Attention: Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary, with a copy to Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2, Attention: Stephanie Voudouris, the certificate(s) representing the Yamana Shares in respect of which such Dissenting Shareholder dissented.

Yamana or its transfer agent will endorse on the certificate(s) representing the Yamana Shares received from a Dissenting Shareholder and will forthwith return such certificate(s) to the Dissenting Shareholder. A Registered Yamana Shareholder who fails to send to Yamana, within the appropriate time frame, a Dissent Notice, a payment demand or the certificate(s) representing the Yamana Shares in respect of which the Dissenting Shareholder dissents, forfeits the right to make a claim under section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order.

Under section 190(11) of the CBCA, as modified by the Plan of Arrangement and the Interim Order, on sending a payment demand to Yamana, a Dissenting Shareholder ceases to have any rights as a Yamana Shareholder in respect of its Yamana Shares other than the right to be paid the fair value of such holder’s Yamana Shares which fair value, is determined as of the close of business on the day before the Arrangement Resolution is adopted, except where: (a) the Dissenting Shareholder withdraws the payment demand before Yamana makes an offer to pay (as defined below) to the Dissenting Shareholder; (b) Yamana fails to make an offer to pay and the Dissenting Shareholder withdraws the payment demand; or (c) the Yamana Board revokes the Arrangement Resolution, in which case the Dissenting Shareholder’s rights as a Yamana Shareholder will be reinstated. In the case of (a) and (b) above, the Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Time.

A Dissenting Shareholder who duly exercises Dissent Rights in respect of such Dissenting Shareholder’s Yamana Shares and who is:

(a)	ultimately entitled to be paid fair value for their Yamana Shares by Yamana: (i) will be deemed not to have participated in the Arrangement; (ii) will be deemed to have transferred and assigned such Dissent Shares (free and clear of any Liens) to Yamana; (iii) will be entitled to be paid the fair value of such Yamana Shares by Yamana, which fair value, notwithstanding anything to the contrary contained in the CBCA, will be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iv) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholders had not exercised their Dissent Rights in respect of such Yamana Shares; or

(b)	ultimately not entitled, for any reason, to be paid fair value for their Yamana Shares, will be deemed to have participated in the Arrangement on the same basis as a non-Dissenting Shareholder and will be entitled to receive only the Consideration that such Dissenting Shareholder would have received pursuant to the Plan of Arrangement if such Dissenting Shareholder had not exercised their Dissent Rights.

Pursuant to the Plan of Arrangement, in no circumstances is Gold Fields, Gold Fields Subco, Yamana or any other Person required to recognize a Dissenting Shareholder as a holder of Yamana Shares or any interest therein from and after the Effective Time, and, as at the Effective Time, the names of the Dissenting Shareholders will be removed from the central register of Yamana Shareholders as to those Yamana Shares.

Yamana is required to send, not later than seven days after the later of: (a) the Effective Date; or (b) the day on which a payment demand is received from a Dissenting Shareholder, to each Dissenting Shareholder whose payment demand has been received, a written offer to pay (an “offer to pay”) for such Dissenting Shareholder’s Yamana Shares in an amount that Yamana considers to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every offer to pay, as between shares of the same class, must be on the same terms.

Yamana must pay for the Yamana Shares of a Dissenting Shareholder within 10 days after an offer to pay made as described above has been accepted by a Dissenting Shareholder, but any such offer to pay lapses if Yamana does not receive an acceptance thereof within 30 days after such offer to pay has been made.

If Yamana fails to make an offer to pay or if a Dissenting Shareholder fails to accept an offer to pay, Yamana may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix the fair value of the Yamana Shares of such Dissenting Shareholder. There is no obligation of Yamana to apply to a court. If Yamana fails to make such an application, a Dissenting Shareholder may apply to a court for the same purposes within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. Any such application by Yamana or a Dissenting Shareholder must be made to the Court in Ontario or a court having jurisdiction in the place where the Dissenting Shareholder resides if Yamana carries on business in that province.

Upon an application to a court, all Dissenting Shareholders whose Yamana Shares have not been purchased by Yamana will be joined as parties and be bound by the decision of the court, and Yamana will be required to notify each Dissenting Shareholder of the date, place and consequences of the application and of such Dissenting Shareholder’s right to appear and be heard in Person or by counsel. Upon any such application to a court, the court may determine whether any Person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Yamana Shares of all Dissenting Shareholders. The final order of the Court will be rendered against Yamana in favour of each Dissenting Shareholder and for the amount of the Dissenting Shareholder’s Yamana Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the Effective Date until the date of payment.

The above is only a summary of the Dissent Rights under section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. Any Yamana Shareholders that are considering exercising Dissent Rights should consult their own legal and financial advisors. Furthermore, Yamana Shareholders who are considering exercising Dissent Rights should be aware of the consequences under Canadian federal, United States federal and United Kingdom income tax Laws of exercising Dissent Right. Accordingly, Yamana Shareholders should consult their own tax advisors for advice with respect to the tax consequences to them in respect of any such exercise of Dissent Rights.

The Arrangement Agreement provides that it is a condition to the obligations of Gold Fields that Dissent Rights will not have been exercised (or if exercised, not remain unwithdrawn) with respect to more than 5% of the issued and outstanding Yamana Shares. See “Transaction Agreement – The Arrangement Agreement – Conditions”.

INFORMATION CONCERNING YAMANA

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina.

Yamana is a corporation organized under the CBCA. Yamana’s head office is located at 200 Bay Street, Royal Bank Plaza, North Tower, Suite 2200, Toronto, Ontario M5J 2J3 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M4H 3C2

Yamana is a reporting issuer in each of the provinces and territories of Canada. The Yamana Shares trade on the TSX under the trading symbol “YRI” and on the NYSE and the LSE under the trading symbol “AUY”.

For further information regarding Yamana, the development of its business and its business activities, see the Yamana AIF, which is incorporated by reference in this Circular and “Schedule I – Information Concerning Yamana”.

INFORMATION CONCERNING GOLD FIELDS

Gold Fields is a significant producer of gold and a major holder of gold reserves and resources in South Africa, Ghana, Australia and Peru.

Gold Fields is a public company registered in South Africa under the Companies Act, which limits the liability of its shareholders. Gold Fields’ registered address and head office is located at 150 Helen Road, Sandown, Sandton, 2196, South Africa.

The Gold Fields Shares trade on the JSE under the trading symbol “GFI” and the Gold Fields ADSs trade on the NYSE under the trading symbol “GFI”. Gold Fields has applied to have the Gold Fields ADSs listed on the TSX and the TSX has conditionally approved the listing of Gold Fields ADSs. Listing of the Gold Fields ADSs on the TSX is subject to Gold Fields fulfilling all of the requirements of the TSX. It is expected that the Gold Fields ADSs will begin trading on the TSX within two Business Days following the closing of the Arrangement. See “Risk Factors”.

For further information regarding Gold Fields, the development of its business and its business activities, see “Schedule J – Information Concerning Gold Fields”.

INFORMATION CONCERNING THE COMBINED COMPANY FOLLOWING THE ARRANGEMENT

Notice to Reader

The following information about the Combined Company following completion of the Arrangement should be read in conjunction with documents incorporated by reference in this Circular, and the information concerning Yamana and Gold Fields, as applicable, appearing elsewhere in this Circular. Information included in this section under the headings “Pro Forma Capitalization” and “Selected Pro Forma Financial Information” pertaining to Yamana and Gold Fields, as applicable, has been furnished by Yamana and Gold Fields, respectively, and information included in this section under the heading “Directors and Officers of the Combined Company” has been furnished by Gold Fields. With respect to such information, the Yamana Board has relied exclusively upon Gold Fields, without independent verification by Yamana, and the Gold Fields Board has relied exclusively upon Yamana, without independent verification by Gold Fields.

See “Forward-Looking Information”, “Schedule H – Unaudited Pro Forma Financial Information”, “Schedule I – Information Concerning Yamana” and “Schedule J – Information Concerning Gold Fields”. Certain capitalized terms relating to Gold Fields used herein but not otherwise defined in this section have the meanings ascribed to them in Schedule J to this Circular.

Overview

The Arrangement will result in a strategic business combination of Yamana and Gold Fields, pursuant to which a wholly-owned subsidiary of Gold Fields will acquire all of the issued and outstanding Yamana Shares in exchange for, at the election of each Yamana Shareholder, either 0.6 of a Gold Fields Share or 0.6 of a Gold Fields ADS for each Yamana Share held.

Former Yamana Shareholders and Former Gold Fields Shareholders are expected to own approximately 39% and 61%, respectively, of the Gold Fields Shares, and thus the Combined Company, immediately after completion of the Arrangement (on a non-diluted basis), in each case based on the number of Yamana Shares and Gold Fields Shares issued and outstanding as of May 30, 2022, the date immediately prior to the date of the Arrangement Agreement.

Following completion of the Arrangement, the Combined Company’s head and registered office will be located at 150 Helen Road, Sandown, Sandton, 2196, South Africa, which is Gold Fields’ current head and registered office.

The Combined Company will continue to be a corporation existing under the SACA. Upon completion of the Arrangement, the Combined Company will be a reporting issuer in all of the provinces and territories of Canada as a consequence thereof. The Gold Fields Shares and Gold Fields ADSs will continue to trade on the JSE and the NYSE, respectively, under the trading symbol “GFI”. Gold Fields has also applied to have the Gold Fields ADSs listed on the TSX under the trading symbol “GF”, and the TSX has conditionally approved such listing. Listing of the Gold Fields ADSs on the TSX is subject to Gold Fields fulfilling all of the requirements of the TSX. It is expected that the Gold Fields ADSs will begin trading on the TSX within two Business Days following the closing of the Arrangement. See “Risk Factors – Risks related to the Gold Fields Shares and Gold Fields ADSs”. However, receipt of approval for the listing of the Gold Fields ADSs on the TSX is not a condition to the completion of the Arrangement.

Unlike the Yamana Shares, neither the Gold Fields Shares nor the Gold Fields ADSs are currently listed on the LSE and Gold Fields will not make application for the admission of the Gold Fields Shares or Gold Fields ADSs to the LSE following completion of the Arrangement.

Description of the Business

The Combined Company will be a globally diversified producer of gold and copper with 14 operating mines in Argentina, Australia, Brazil, Canada, Chile, Ghana (including the Asanko JV), Peru and South Africa, as well as development projects in Argentina, Canada and Chile.

Set out below is a list of the Combined Company’s operating mines and key development projects, including its direct or indirect ownership interest in each mine or project upon completion of the Arrangement:

Operating Mine	Country	Attributable Ownership
South Deep(1)	South Africa	90.495%
Tarkwa(1)	Ghana	90%
Damang(1)	Ghana	90%
Asanko(1)	Ghana	45% JV (Galiano Gold Inc.: 45%; Government of Ghana: 10%)
St. Ives(1)	Australia	100%
Agnew(1)	Australia	100%
Granny Smith(1)	Australia	100%
Gruyere(1)	Australia	50% JV (Gold Road Resources Limited: 50%)
Cerro Corona(1)	Peru	99.53%
Canadian Malartic(2)	Canada	50% JV (Agnico Eagle Mines Limited: 50%)
Cerro Moro(2)	Argentina	100%
Jacobina(2)	Brazil	100%
El Peñón(2)	Chile	100%
Minera Florida(2)	Chile	100%

Development Project	Country	Ownership Interest
Salares Norte(1)	Chile	100%
MARA(2)	Argentina	56.25% JV (Glencore: 43.75%)(3)
Wasamac(2)	Canada	100%

Notes:

(1)	Represents former Gold Fields mines or development projects.

(2)	Represents former Yamana operating mines or development projects.

(3)	Assumes completion of the previously announced acquisition by Glencore of Newmont’s 18.75% shareholding in the MARA project, as described under “Schedule I – Information Concerning Yamana – Recent Developments”.

For purposes of NI 43-101, certain mines and development projects set out above are not currently considered to be material properties by Gold Fields and Yamana. Similarly, Gold Fields and Yamana expect that certain mines and development projects set out above will not be material properties to the Combined Company.

The following graphic sets out the geographical distribution of the Combined Company’s principal mining and development projects following completion of the Arrangement:

Organizational Structure

Following completion of the Arrangement, the Combined Company will continue to be a corporation existing under the SACA and is expected to have the following simplified corporate structure, which sets out each of the significant Subsidiaries and certain other entities of the Combined Company, together with the jurisdiction of organization of the Combined Company and each such Subsidiary or entity:(1)

Note:

(1)	Unless otherwise stated, all subsidiaries in this organizational chart will be directly or indirectly wholly-owned by the Combined Company. Not all other subsidiaries and investments will be wholly-owned.

Description of Capital Structure

The authorized share capital of the Combined Company following completion of the Arrangement will continue to be as described in “Schedule J – Information Concerning Gold Fields – Outstanding Securities Data”, other than for the issuance of Gold Fields Shares (including Gold Fields Shares represented by Gold Fields ADSs) in consideration for each outstanding Yamana Share and Yamana RSU as contemplated by the Arrangement. The rights and restrictions of the Gold Fields Shares will remain unchanged.

Dividend Policy

On July 11, 2022, Gold Fields announced that it will revise its dividend policy to enable it to declare an interim and final dividend in respect of each financial year based on 30% to 45% of the normalized profits attributable to Gold Fields Shareholders. Furthermore, and subject to attaining the relevant normalized profits and the applicable legal and board approvals required to declare a dividend, Gold Fields targets paying a dividend at the top end of the revised dividend policy (45% of normalized profits) for the 2023 dividend cycles (being the 2023 interim and final dividends), following completion of the Arrangement.

Directors and Officers of the Combined Company

The board of directors of the Combined Company will consist of the 10 members of the Gold Fields Board. The Chairman and the Chief Executive Officer of the Combined Company will be the Chairman and the Chief Executive Officer, respectively, of Gold Fields. See “Schedule J – Information Concerning Gold Fields – Directors, Senior Management and Employees”.

The Combined Company’s Executive Committee will include a number of members of the current Gold Fields management team and is expected to be supplemented with members of the Yamana management team and others where appropriate. Yamana has been informed by Gold Fields that Gold Fields is currently engaged in a process regarding the Combined Company’s executive management which is led by the Gold Fields Board and the Gold Fields Nomination and Governance Committee. Yamana and Gold Fields will work cooperatively to determine the integration of Yamana management into the management team of the Combined Company on or prior to the closing of the Arrangement.

On October 16, 2022, Yamana was informed by Gold Fields of certain management resignations that had been tendered separately from such process. Yamana was informed that the Executive Vice-President: Group Head of Legal and Compliance, the Executive Vice-President: Strategy, Planning and Corporate Development, and the Executive Vice President: Investor Relations and Corporate Affairs have resigned from Gold Fields for various reasons with their resignations each becoming effective at the end of the six month notice period pursuant to the terms of their contracts. Each of Yamana and Gold Fields will continue to evaluate and consider any potential impact of these resignations on the management, business and affairs of the Combined Company.

In addition, with a view to maintaining operational continuity during the integration process, the Combined Company will implement a transitionary period during which Yamana’s management would work with Gold Fields to continue to manage the business and affairs and operations of Yamana. Gold Fields and Yamana have agreed that those at a Senior Vice President level and below at Yamana (to the extent they will not be joining the Combined Company’s Executive Committee) will be approached to continue to manage the business of Yamana during this transitionary period.

Pro Forma Capitalization

The following table sets out the consolidated cash and cash equivalents and the consolidated capitalization of the Combined Company as at June 30, 2022 on a pro forma basis, giving effect to the Arrangement (as if it had closed on June 30, 2022) and certain related adjustments. The following table should be read together with the unaudited pro forma consolidated financial statements included in “Schedule H – Unaudited Pro Forma Financial Information”, the respective historical consolidated financial statements of Gold Fields and Yamana and the related management’s discussion and analysis.

As at June 30, 2022 (in millions of United States dollars)	Gold Fields (actual)	Combined Company (pro forma)
Cash and cash equivalents	$724.1	$1,092.2
Long-term debt(1)	$1,175.3	$1,851.8
Total equity	$4,406.6	$9,310.4
Total capitalization(2)	$6,306.0	$12,254.40

Notes:

(1)	Long-term debt includes long-term borrowings and the current portion of long-term borrowings, and excludes lease liabilities and the current portion of lease liabilities. Refer to notes 24 and 33 in Gold Fields’ audited consolidated financial statements as at and for the year ended December 31, 2021 for more information regarding Gold Fields’ long-term debt.

(2)	Total capitalization is long-term debt plus total equity.

See “Forward-Looking Information”, “General Information – Pro Forma Financial Information”, “Risk Factors” and “Schedule H – Unaudited Pro Forma Financial Information”.

Selected Pro Forma Financial Information

Certain selected unaudited pro forma financial information is set forth in the following tables. Such information should be read in conjunction with the unaudited pro forma consolidated financial information of Gold Fields and Yamana after giving effect to the Arrangement for the year ended December 31, 2021 and as at and for the six months ended June 30, 2022 included in “Schedule H – Unaudited Pro Forma Financial Information”.

Adjustments have been made to prepare the unaudited pro forma consolidated financial information of Gold Fields and Yamana, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial information set forth in “Schedule H – Unaudited Pro Forma Financial Information”.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma financial statements set forth in “Schedule H – Unaudited Pro Forma Financial Information” or of the results expected in future periods.

Pro Forma Consolidated Statement of Income

	Six months ended	Year ended
(in millions of United States dollars)	June 30, 2022	December 31, 2021
Revenue	$3,162.8	$6,010.6
Cost of sales	$(1,943.9)	$(3,659.9)
Other costs and expenses	$(176.4)	$(769.2)
Profit before royalties and taxation	$1,042.5	$1,581.5
Royalties	$(72.8)	$(145.0)
Mining and income taxation	$(350.1)	$(692.1)
Profit for the period	$619.5	$744.4
Per Combined Company Gold Fields Share:
Pro Forma Basic earnings per share	$0.41	$0.53
Pro Forma Diluted earnings per share	$0.41	$0.52

Pro Forma Consolidated Statement of Financial Position

(in millions of United States dollars)	As at June 30, 2022
Total current assets	$2,270.3
Property, plant and equipment	$11,909.9
Investments	$192.7
All other assets	$1,688.3
Total assets	$16,061.2
Total current liabilities	$1,113.0
Total long-term debt	$1,851.8
All other liabilities	$3,786.0
Total liabilities	$6,750.8
Total equity	$9,310.4

Principal Holders of Gold Fields Shares Upon Completion of the Arrangement

To the knowledge of the directors and executive officers of Gold Fields and Yamana, as of the date hereof, it is not anticipated that any securityholder will own of record or beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the Gold Fields Shares following completion of the Arrangement.

Auditor, Transfer Agent and Registrar

Following completion of the Arrangement, the auditor of the Combined Company will be PricewaterhouseCoopers, Inc. located in Johannesburg, South Africa, which is the current auditor of Gold Fields. Following completion of the Arrangement, the transfer secretary for the Gold Fields Shares, which are traded on the JSE, will be Computershare Investor Services (Proprietary) Limited, located in Rosebank, Johannesburg, South Africa. In addition, following completion of the Arrangement, the American depositary receipts transfer agent for the Gold Fields ADSs traded on the NYSE will be BNYM, located in Louisville, Kentucky, United States, and the co-transfer agent, registrar and dividend disbursing agent for the Gold Fields ADSs traded on the TSX will be Computershare Investor Services Inc., located in Toronto, Ontario, Canada.

Material Contracts

Other than as disclosed in this Circular (including Schedule J to this Circular) or in the documents incorporated by reference herein, there are no contracts to which the Combined Company is expected to be a party following completion of the Arrangement that can reasonably be regarded as material to a potential investor, other than contracts entered into by Gold Fields and Yamana in the ordinary course of business. For a description of the material contracts of Gold Fields, please refer to “Schedule J – Information Concerning Gold Fields – Further Information – Material Contracts”, and for a description of the material contracts of Yamana, please refer to “Material Contracts” in the Yamana AIF, which is incorporated by reference herein.

Risk Factors

The business and operations of the Combined Company following completion of the Arrangement will continue to be subject to the risks currently faced by Yamana and Gold Fields, as well as certain risks unique to the Combined Company following completion of the Arrangement.

Readers should carefully consider the risk factors described under the heading “Risk Factors” in Schedule J to this Circular, the risk factors described under the heading “Risk Factors” in the Yamana AIF, which is incorporated by reference herein, as well as the risk factors set forth under the heading “Risk Factors” in this Circular. If any of the identified risks were to materialize, the Combined Company’s business, financial position, results and/or future operations may be materially affected.

Shareholders should also carefully consider all of the information disclosed in this Circular, including Schedule J to this Circular, and the documents incorporated by reference herein.

The risk factors that are identified in this Circular, including Schedule J to this Circular, and the documents incorporated by reference herein are not exhaustive and other factors may arise in the future that are currently not foreseen that may present additional risks in the future.

RISK FACTORS

Yamana Shareholders who vote in favour of the Arrangement Resolution will be voting in favour of combining the businesses of Yamana and Gold Fields and to invest in Gold Fields’ securities. In assessing the Arrangement, you should carefully consider the risks described below which relate to the Arrangement, the failure to complete the Arrangement if, among other things, the Arrangement Resolution is not approved at the Yamana Meeting, the Gold Fields Resolutions are not approved at the Gold Fields Meeting or if any other conditions precedent to the completion of the Arrangement are not satisfied or waived, as applicable, and the post-Arrangement business and operations of the Combined Company. Yamana Shareholders should also carefully consider the risks described under the heading “Risk Factors” in the Yamana AIF. In addition, Yamana Shareholders should carefully consider the risk factors which relate to Gold Fields described under the heading “Risk Factors” in “Schedule J – Information Concerning Gold Fields” to this Circular. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Yamana may also adversely affect Yamana or Gold Fields prior to the Arrangement, or the Combined Company following completion of the Arrangement.

Risk Factors Relating to the Arrangement

The completion of the Arrangement is subject to the satisfaction or waiver of several conditions precedent

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the control of Yamana, including, among other things, receipt of the Yamana Shareholder Approval, the Gold Fields Shareholder Approval, the Final Order, the Investment Canada Act Approval, and the Stock Exchange Approvals, there not having occurred a Material Adverse Effect in respect of either Yamana or Gold Fields, Yamana Shareholders not having validly exercised Dissent Rights with respect to more than 5% of the issued and outstanding Yamana Shares, and the satisfaction of certain other customary closing conditions. In addition, the regulatory approval processes may take a lengthy period of time to complete, which could delay completion of the Arrangement.

There can be no certainty, nor can Yamana provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver. See “The Transaction Agreements – The Arrangement Agreement – Conditions Precedent”.

The Arrangement Agreement may be terminated by Yamana or Gold Fields in certain circumstances

The Arrangement Agreement may be terminated by Yamana or Gold Fields in certain circumstances, in which case the Arrangement will not be completed. Accordingly, there is no certainty, nor can Yamana provide any assurance, that the Arrangement Agreement will not be terminated by either Yamana or Gold Fields before the completion of the Arrangement. If the Arrangement Agreement is terminated and the Yamana Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to agree to an equivalent or more attractive price than the price to be paid pursuant to the Arrangement. See “Transaction Agreements – The Arrangement Agreement – Termination of the Arrangement Agreement”.

The failure to complete the Arrangement could negatively impact Yamana and have an adverse impact on the market price of the Yamana Shares or the Yamana Depositary Interests and/or on the current and future business, financial condition and prospects of Yamana

If the Arrangement is not completed for any reason, including a failure to satisfy the conditions precedent or a termination of the Arrangement Agreement, there are risks that such failure to complete the Arrangement could adversely impact the market price of the Yamana Shares or the Yamana Depositary Interests to the extent that the current market price of the Yamana Shares or the Yamana Depositary Interests reflects a market assumption that the Arrangement will be completed. Depending on the reasons for the Arrangement not being completed, such failure to complete the Arrangement could have an adverse impact on the current and future business, operations, results of operations, financial condition and prospects of Yamana.

The market value of the Consideration Shares to be issued in connection with the Arrangement has and may continue to fluctuate between the date of the Arrangement Agreement and the completion of the Arrangement

Pursuant to the Arrangement, at the Effective Time, each Yamana Shareholder will be entitled to receive, at their election, either 0.6 of a Gold Fields Share or 0.6 of a Gold Fields ADS for each Yamana Share or Yamana Depositary Interest held at the Effective Time, subject to adjustment in accordance with the Arrangement Agreement. Because the Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the market price of the Gold Fields Shares, the Gold Fields ADSs, the Yamana Shares or the Yamana Depositary Interests, or due to fluctuations in the prevailing foreign exchange rates, the market value represented by the Exchange Ratio has and may continue to fluctuate. The market value of each of the Gold Fields Shares, the Gold Fields ADSs, the Yamana Shares and the Yamana Depositary Interests could fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, the differences between Yamana’s and Gold Fields’ actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in, or market perceptions of changes in, the business, operations or prospects of Yamana and Gold Fields, market assessments of the likelihood the Arrangement will be consummated, regulatory considerations, changes in general economic or market conditions, changes in the prices of gold, changes in interest rates and general macro-economic conditions, broad market fluctuations and other factors over which neither Yamana nor Gold Fields has control. If the market price of the Gold Fields Shares and/or Gold Fields ADSs declines, the value of the consideration to be received by Yamana Shareholders at the Effective time will decline as well. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Gold Fields Shares or Gold Fields ADSs that Yamana Shareholders may receive on the Effective Date. There can be no assurance that the market value of the Gold Fields Shares or Gold Fields ADSs that Yamana Shareholders receive on the Effective Date will equal or exceed the market value of the Yamana Shares or Yamana Depositary Interests held by such Yamana Shareholders after the date hereof and prior to the Effective Date. There can also be no assurance that the trading price of the Gold Fields Shares or Gold Fields ADSs will not decline or experience volatility following the completion of the Arrangement.

The Parties will incur substantial costs in connection with the proposed Arrangement, even if the Arrangement is not completed. In certain circumstances, Yamana may be required to pay the Yamana Termination Fee

Yamana and Gold Fields have incurred and expect to incur additional material non-recurring expenses in connection with the Arrangement and completion of the transactions contemplated by the Arrangement Agreement, including costs relating to obtaining required shareholder and regulatory approvals. Additional unanticipated costs may be incurred by the Combined Company in the course of coordinating the businesses of Yamana and Gold Fields after completion of the Arrangement. If the Arrangement is not completed, Yamana will need to pay certain costs relating to the Arrangement incurred prior to the date the Arrangement was abandoned, such as legal, accounting, financial advisory, proxy solicitation and printing fees. In addition, if the Arrangement is not completed for certain reasons, Yamana may be required to pay the Yamana Termination Fee to Gold Fields. Such costs may be significant and could have an adverse effect on Yamana’s cash resources, cash flows and financial condition.

The Yamana Termination Fee may discourage third parties from attempting to acquire Yamana

If the Arrangement Agreement is terminated for certain reasons, Yamana may be required to pay the Yamana Termination Fee to Gold Fields, which may discourage other parties from making a Yamana Acquisition Proposal, even if such Yamana Acquisition Proposal could provide greater value to Yamana Shareholders than the Arrangement. Even if the Arrangement Agreement is terminated without payment of the Yamana Termination Fee, Yamana may, in the future, be required to pay the Yamana Termination Fee in certain circumstances. Accordingly, if the Arrangement is not consummated and the Arrangement Agreement is terminated, Yamana may not be able to consummate a Yamana Acquisition Proposal that could provide greater value than what is provided for under the Arrangement without paying the Yamana Termination Fee. In addition, payment of such Yamana Termination Fee may have a significant adverse effect on the cash resources and financial results of Yamana. See “Transaction Agreements – The Arrangement Agreement – Termination of the Arrangement Agreement – Termination Fees Payable by Yamana and Gold Fields”.

The Arrangement Agreement contains provisions that restrict the ability of Yamana and the Yamana Board to pursue alternatives to the Arrangement

Under the Arrangement Agreement, Yamana is restricted, subject to certain exceptions, from soliciting, initiating, knowingly encouraging or facilitating, discussing or negotiating, or furnishing information with regard to, any Yamana Acquisition Proposal or any inquiry, proposal or offer relating to any Yamana Acquisition Proposal from any person. Such restrictions may prevent Yamana from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement. If the Yamana Board determines in good faith, after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of a Yamana Acquisition Proposal and all factors and matters considered appropriate in good faith by the Yamana Board, that such Yamana Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the Yamana Shareholders than the Arrangement (including any adjustments to the terms and conditions of the Arrangement proposed by Gold Fields pursuant to the Arrangement Agreement), and the Yamana Board recommends such Yamana Acquisition Proposal to the Yamana Shareholders or if Yamana approves, accepts or enters into a Permitted Acquisition Agreement, Gold Fields would be entitled to terminate the Arrangement Agreement and receive the Yamana Termination Fee (or could require Yamana to proceed with the Yamana Meeting and still remain entitled to the Yamana Termination Fee if the Yamana Shareholders do not approve the Arrangement Resolution). See “The Transaction Agreements – The Arrangement Agreement – Covenants – Non-Solicitation Covenants”.

The Arrangement may divert the attention of Yamana’s management, impact Yamana’s ability to attract or retain key personnel or impact Yamana’s third party business relationships

The Arrangement could cause the attention of Yamana’s management to be diverted from the day-to-day operations of Yamana. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could result in lost opportunities or negative impacts on performance, which could have an adverse effect on the current and future business, operations, financial condition and results of operations or prospects of Yamana if the Arrangement is not completed, and on the Combined Company following the Effective Date. Because the completion of the Arrangement is subject to uncertainty, officers and employees of Yamana may experience uncertainty about their future roles, which may adversely affect Yamana’s ability to attract or retain key management and personnel in the period until the completion or termination of the Arrangement.

In addition, third parties with which Yamana currently has business relationships, including industry partners, customers and suppliers, may experience uncertainty associated with the Arrangement, including with respect to current or future relationships with Yamana or the Combined Company, as applicable. Such uncertainty could have an adverse effect on the current and future business, operations, results of operations, financial condition and prospects of Yamana and the Combined Company.

The exercise of Dissent Rights may impact cash resources or result in the Arrangement not being completed

Registered Yamana Shareholders entitled to vote at the Yamana Meeting have the right to exercise certain dissent and appraisal rights and demand payment of the fair value of their Yamana Shares in connection with the Arrangement in accordance with the CBCA, as modified by the Plan of Arrangement and the Interim Order. If Yamana Shareholders exercise Dissent Rights in respect of a significant number of Yamana Shares, a substantial aggregate cash payment may be required if ordered by the Court, to be made by Yamana that could have an adverse effect on Yamana’s cash resources, cash flows and financial condition if the Arrangement is completed. If, as of the Effective Date, the aggregate number of Yamana Shares in respect of which Yamana Shareholders have validly exercised Dissent Rights exceeds 5% of the Yamana Shares then outstanding, Gold Fields is entitled, in its discretion, not to complete the Arrangement. See “Rights of Dissenting Shareholder” and “The Transaction Agreements – The Arrangement Agreement – Conditions Precedent”.

Yamana and Gold Fields may be the target of legal claims, securities class actions, derivative lawsuits and other claims, which may delay or prevent the Arrangement from being completed

Yamana and Gold Fields may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Yamana and Gold Fields seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

In addition, political and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting Yamana and Gold Fields. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims or otherwise negatively impact the ability of the Combined Company to take advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on the Combined Company’s business, financial condition and results of operations.

Tax consequences of the Arrangement may differ from anticipated treatment, including that, if the Arrangement does not qualify as a “reorganization” under the Code, some Yamana Shareholders may be required to pay substantial U.S. federal income taxes

There can be no assurance that the CRA, the IRS, the South African Revenue Service (SARS) and HM Revenue and Customs or other applicable taxing authorities will agree with the interpretation of the Canadian federal income tax consequences, the U.S. federal income tax consequences, the South African income tax consequences and the United Kingdom tax consequences of the Arrangement, as applicable, as set forth in this Circular. Furthermore, there can be no assurance that applicable Canadian, U.S., South African and United Kingdom tax laws, regulations or tax treaties will not change (legislatively, judicially or otherwise) or be interpreted in a manner, or that applicable taxing authorities will not take an administrative position, that is adverse to Yamana, the Combined Company or their respective shareholders following completion of the Arrangement.

Although the Parties intend for the Arrangement to qualify as a reorganization within the meaning of section 368(a) of the Code, it is possible that the IRS may assert that the Arrangement fails (in whole or in part) to qualify as such. If the IRS were to be successful in any such contention, or if for any other reason the Arrangement were to fail to qualify as a reorganization, U.S. Holders of Yamana Shares would recognize gain or loss with respect to all such U.S. Holder’s Yamana Shares, based on the difference between: (a) such U.S. Holder’s tax basis in such Yamana Shares; and (b) the fair market value of the Gold Fields Shares and/or Gold Fields ADSs received. See “Certain Income and Other Tax Considerations – Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Considerations Relating to the Arrangement”.

The Combined Company will be subject to tax in various countries

The Combined Company will have operations in various countries and be subject to differing tax Laws and rates, including stamp duty imposed on direct or indirect transfers of real property interests under Australian Law. Taxation authorities may disagree with how Yamana or Gold Fields calculate or have in the past calculated their income or other amounts for tax purposes. The tax treatment of the Combined Company is subject to changes in tax Laws, regulations and treaties, or the interpretation thereof, including tax policy initiatives and reforms under consideration related to the OECD’s Base Erosion and Profit Shifting (BEPS) Project. Any such events or changes could adversely affect the Combined Company, its share price or the dividends that may be paid to its shareholders following completion of the Arrangement.

Directors, officers and employees of Yamana may have interests in the Arrangement that may be different from those of Yamana Shareholders

Certain of the directors and executive officers of Yamana negotiated the terms of the Arrangement Agreement, and the Yamana Board has unanimously recommended that Yamana Shareholders vote in favour of the Arrangement Resolution. In considering the unanimous recommendation of the Yamana Board to vote in favour of the Arrangement Resolution, Yamana Shareholders should be aware that certain members of Yamana’s executive leadership team and the Yamana Board have interests in connection with the Arrangement that differ from, or are in addition to, those of Yamana Shareholders generally and may present them with actual or potential conflicts of interest in connection with the Arrangement. The Yamana Board was aware of, and considered, these interests when it determined the advisability of the Arrangement Agreement and unanimously recommended that Yamana Shareholders approve the Arrangement Resolution. See “Regulatory Matters and Approval – Interests of Certain Persons or Companies in the Arrangement”.

The Arrangement Agreement contains certain restrictions on the ability of Yamana to conduct its business

Under the Arrangement Agreement, Yamana must generally conducts its business in the ordinary course and, until the Arrangement is completed or the Arrangement Agreement is terminated, is subject to certain covenants which restrict it from taking certain actions without the consent of Gold Fields and which require Yamana to take certain other actions. These restrictions may delay or prevent Yamana from pursuing business opportunities that may arise or preclude actions that would otherwise be advisable if Yamana was to remain a standalone entity. If the Arrangement is not completed for any reason, the restrictions that were imposed on Yamana under the Arrangement Agreement may have an adverse effect on the current or future operations, financial condition and prospects of Yamana as a standalone entity. See “The Transaction Agreements – The Arrangement Agreement – Covenants – Conduct of Business”.

The Yamana Fairness Opinions do not reflect changes in circumstances that may have occurred or that may occur between the date of the Arrangement Agreement and the completion of the Arrangement

The Yamana Board has not obtained updated opinions from its financial advisors as of the date of this Circular, nor does it expect to receive updated, revised or reaffirmed opinions prior to the completion of the Arrangement. Changes in the operations and prospects of Yamana and Gold Fields, general market and economic conditions and other factors that may be beyond the control of the Parties, and on which the Yamana Fairness Opinions were based, may significantly alter the value of Yamana and Gold Fields or the market price of the Yamana Shares and the Yamana Depositary Interests and the Gold Fields Shares and Gold Fields ADSs by the time the Arrangement is completed. The Yamana Fairness Opinions do not speak as of the time the Arrangement will be completed or as of any date other than the date of such opinions. Because the financial advisors will not be updating the Yamana Fairness Opinions, such opinions will not address the fairness of the Consideration, from a financial point of view, at the time the Arrangement is completed. The Yamana Board Recommendation, however, is made as of the date of this Circular. See “The Arrangement – Yamana Fairness Opinions”.

The Arrangement may be delayed and business affected due to outbreaks of communicable diseases, including COVID-19

The continued and prolonged effects of the global outbreak of COVID-19 may delay or prevent the completion of the Arrangement. Among other things, Governmental Entities in certain jurisdictions have from time to time since the onset of the pandemic and may again order the mandatory closure of all nonessential workplaces, which may disrupt the ability of the Parties to close the Arrangement in the timing contemplated, including potential delays in respect of the Yamana Meeting, Gold Fields Meeting, Final Order and the receipt of Investment Canada Act Approval, each of which is required to complete the Arrangement. In addition, the impacts of COVID-19, among other things, have and may affect the ability of Yamana and Gold Fields to operate at one or more of their respective mines for an indeterminate period of time, may affect the health or safety of employees or contractors, may impede access to essential services, contractors and supplies, may lead to heightened regulatory scrutiny by Governmental Entities, may lead to restrictions on transferability of currency, may cause business continuity issues and may result in failures of various local administration, logistics and critical infrastructure. Such effects and disruptions to business continuity as a result of the effects of COVID-19 may impact the ability to consummate the Arrangement or the timing thereof and may have an adverse effect on Yamana and the Combined Company’s financial position and results of operations. The full extent of the impact of COVID-19 on the contemplated timing and completion of the Arrangement and on the respective operations of Yamana and the Combined Company will depend on future developments, which are uncertain and cannot be predicted at this time.

Risk Factors Relating to the Combined Company

The anticipated benefits of the Arrangement may not be realized

Achieving the benefits of the Arrangement depends in part on the ability of the Combined Company to effectively capitalize on its scale, to realize the anticipated capital and operating synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities as a result of combining the businesses and operations of Yamana and Gold Fields.

The ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Gold Fields’ ability to realize the anticipated growth opportunities and synergies from integrating Yamana’s business following completion of the Arrangement. The integration of Yamana’s and Gold Fields’ businesses requires the dedication of substantial effort, time and resources on the part of management which may divert management’s focus and resources from other strategic opportunities available to the Combined Company following completion of the Arrangement and from operational matters during this process. In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of each company. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Arrangement. Many operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two companies may present challenges to management, including the integration of systems and personnel of the two companies which may be geographically separated, unanticipated liabilities, and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with clients, suppliers, employees or to achieve the anticipated benefits of the Arrangement. The performance of the Combined Company’s operations after completion of the Arrangement could be adversely affected if the Combined Company cannot identify, attract and retain key employees to assist in the integration and operation of Yamana and Gold Fields.

The consummation of the Arrangement may pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. Although Yamana, Gold Fields and their respective advisors have conducted due diligence on the various operations, there can be no guarantee that the Combined Company will be aware of any and all liabilities of Yamana or the Arrangement. As a result of these factors, it is possible that certain benefits expected from the combination of Yamana and Gold Fields may not be realized. Any inability of management to successfully integrate the operations could have a material adverse effect on the business, financial condition and results of operations of the Combined Company.

Significant demands will be placed on the Combined Company following completion of the Arrangement and Yamana and Gold Fields cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated complexity following and resulting from the Arrangement

As a result of the pursuit and completion of the Arrangement, significant demands will be placed on the managerial, operational and financial personnel and systems of Yamana and Gold Fields. Yamana and Gold Fields cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Arrangement. The future operating results of the Combined Company following completion of the Arrangement may be affected by the ability of its officers and key employees to manage changing business conditions, to integrate the acquisition of Yamana, to implement a new business strategy and to improve its operational and financial controls and reporting systems.

Following the Arrangement, the trading price of the Gold Fields Shares and/or Gold Fields ADSs cannot be guaranteed, may be volatile and could be less than, on an adjusted basis, the current trading prices of Yamana and Gold Fields due to various market-related and other factors

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Securities of companies in the mining industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the mining industry. There can be no assurance that continuing fluctuations in price will not occur. The market price of the Gold Fields Shares and/or Gold Fields ADSs is also likely to be affected by changes in the Combined Company’s financial condition or results of operations. Other factors unrelated to the performance of the Combined Company that may have an effect on the price of Gold Fields Shares and/or Gold Fields ADSs include the following: (a) changes in the market price of the commodities that the Combined Company will sell and purchase; (b) current events affecting the economic situation in Canada, the United States, South Africa, Australia, Ghana, Chile, Peru, Brazil, Argentina and internationally; (c) trends in the global mining industries; (d) regulatory and/or government actions, rulings or policies; (e) changes in financial estimates and recommendations by securities analysts or rating agencies; (f) acquisitions and financings completed by the Combined Company; (g) the economics of current and future projects and operations of the Combined Company; (h) quarterly variations in operating results; (i) the operating and share price performance of other companies, including those that investors may deem comparable; (j) the issuance of additional equity securities of the Combined Company, as applicable, or the perception that such issuance may occur; and (k) purchases or sales of blocks of Gold Fields Shares and/or Gold Fields ADSs.

The issuance of Gold Fields Shares and/or Gold Fields ADSs and a resulting “market overhang” could adversely affect the market price of the Gold Fields Shares and/or Gold Fields ADSs following completion of the Arrangement

On completion of the Arrangement, additional Gold Fields Shares and/or Gold Fields ADSs will be issued and available for trading in the public market. The increase in the number of Gold Fields Shares and/or Gold Fields ADSs may lead to sales of such shares or the perception that such sales may occur (commonly referred to as “market overhang”), either of which may adversely affect the market for, and the market price of, the Gold Fields Shares and/or the Gold Fields ADSs.

The issuance and future sale of Gold Fields Shares and/or Gold Fields ADSs following completion of the Arrangement may adversely and materially affect shareholders of the Combined Company

Following the completion of the Arrangement, the Combined Company may issue equity securities to finance its activities, including in order to finance acquisitions. If the Combined Company were to issue additional equity securities, the ownership interest of Former Yamana Shareholders will be diluted, relative to the proportional ownership and voting interests of Former Yamana Shareholders in the Combined Company immediately following the Effective Time, and some or all of the Combined Company’s financial measures on a per share basis could be reduced. Moreover, as the Combined Company’s intention to issue additional equity securities becomes publicly known, the Combined Company’s share price may be materially adversely affected.

The Gold Fields Shares and Gold Fields ADSs to be received by Yamana Shareholders as a result of the Arrangement will have different rights from the Yamana Shares

Yamana is a company governed by the CBCA. Gold Fields is a South African incorporated company. If the Arrangement is completed, Yamana Shareholders will become holders of Gold Fields Shares or holders of Gold Fields ADSs and their rights as holders of Gold Fields Shares and holders of Gold Fields ADSs will be governed by the SACA and the Deposit Agreement, respectively. Such rights will differ from the rights of shareholders under the CBCA and the enforcement of such rights may involve different considerations and may be more difficult than would be the case if Gold Fields were governed under the CBCA. See “Description of American Depositary Shares” and “Schedule G – Comparison of Shareholder Rights under the CBCA and the SACA”.

It may not be possible for Yamana Shareholders to effect service of process within Canada upon the Combined Company

Gold Fields is incorporated under the laws of a foreign jurisdiction and all or some of the directors, officers and experts of Gold Fields reside outside of Canada. All of the assets of these persons and Gold Fields may be located outside Canada. Accordingly, it may not be possible for Yamana Shareholders to effect service of process within Canada upon the Combined Company or any of its directors, officers or experts, or to enforce judgments obtained in Canadian courts against the Combined Company or any of its directors, officers or experts who reside outside of Canada.

The consummation of the Arrangement may result in one or more ratings organizations taking actions which may adversely affect the Combined Company’s business, financial condition and operating results, as well as the market price of the Gold Fields Shares and/or Gold Fields ADSs

Rating organizations regularly analyze the financial performance and condition of companies and may re-evaluate the Combined Company’s credit ratings following the consummation of the Arrangement. Factors that may impact the Combined Company’s credit ratings include debt levels, planned asset purchases or sales and near-term and long-term production growth opportunities, liquidity, asset quality, cost structure, product mix and commodity pricing levels. If a ratings downgrade were to occur in connection with the Arrangement, the Combined Company could experience higher borrowing costs in the future and more restrictive covenants which would reduce profitability and diminish operational flexibility. The Combined Company cannot provide assurance that any of its current ratings will remain in effect following the consummation of the Arrangement for any given period of time or that a rating will not be lowered by a rating agency if, in its judgment, circumstances so warrant.

There are important differences between the rights of holders of Gold Fields ADSs and the rights of holders of Gold Fields Shares

There exist important differences between the rights of holders of Gold Fields ADSs and the Gold Fields Shares such Gold Fields ADSs represent. Each Gold Fields ADS is a security that represents a Gold Fields Share. The Gold Fields ADSs are issued under the Deposit Agreement, which sets forth the rights and responsibilities of the ADS Depositary, Gold Fields and holders of the Gold Fields ADSs. Gold Fields will not treat holders of Gold Fields ADSs as Gold Fields Shareholders and such holders will not have Gold Fields Shareholder rights. For example, holders of Gold Fields ADSs may not be able to exercise voting rights in respect of the underlying Gold Fields Shares and may have no recourse if such Gold Fields Shares are not voted in accordance with the holder’s instructions. Holders of Gold Fields ADSs may not receive distributions in respect of Gold Fields Shares or any value for them if it is illegal or impractical for the ADS Depositary to make such distributions available to Gold Fields ADS holders. Any such differences between the rights of holders of the Gold Fields ADSs and Gold Fields Shares may be significant and may materially and adversely affect the market value of your Gold Fields ADSs.

The value of Gold Fields ADSs may not completely track the price of Gold Fields Shares represented by such Gold Fields ADSs

Although the trading characteristics and valuations of ADSs usually mirror the characteristics and valuations of the non-U.S. shares represented by those ADSs, the value of such ADSs may not completely track the value of such non-U.S. shares. Active trading volume and efficient pricing for such non-U.S. shares on the stock exchange(s) on which that non-U.S. shares principally trades will usually, but not necessarily, indicate similar characteristics in respect of the ADSs. In addition, the terms and conditions of depositary facilities may result in less liquidity or lower market value of the ADSs than for the non-U.S. shares. Since holders of the ADSs may surrender the ADSs to take delivery of and trade the non-U.S. shares (a characteristic that allows investors in ADSs to take advantage of price differentials between different markets), an illiquid market for the non-U.S. shares generally will result in an illiquid market for the ADSs representing such non-U.S. shares.

The market value of Gold Fields ADSs and dividends may be adversely affected by fluctuations in the exchange rate between the U.S. dollar and the South African rand

Fluctuations in the exchange rate between the U.S. dollar and the South African rand will affect the U.S. dollar price of Gold Fields ADSs and the market value of Gold Fields Shares when expressed in U.S. dollars. If the relative value of the South African rand to the U.S. dollar declines, the U.S. dollar price of such Gold Fields ADSs and the U.S. dollar equivalent of the South African rand price of Gold Fields Shares traded on the JSE will also decline.

There are risks related to the Combined Company’s international activities

The Combined Company’s principal operations, development and exploration activities will be held in Australia, Chile, Ghana, Peru, South Africa, Argentina, Brazil and Canada, some of which may be considered to have an increased degree of political and sovereign risk. Any material adverse changes in government policies or legislation of any country that the Combined Company has economic interests in that affect mining or mineral exploration activities may affect the viability and profitability of the Combined Company following completion of the Arrangement.

While the governments in Australia, Chile, Ghana, Peru, South Africa, Argentina, Brazil and Canada and other countries in which the Combined Company will have mining operations or development or exploration projects have historically supported the development of natural resources by foreign companies, there is no assurance that such governments will not in the future adopt different regulations policies or interpretations with respect to, but not limited to, foreign ownership of mineral resources, royalty rates, taxation, rates of exchange, environmental protection, labor relations, repatriation of income or return of capital, restrictions on production or processing, price controls, export controls, currency remittance, or the obligations of the Combined Company under its respective mining codes and stability conventions. In addition, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor can assurance be given that such exploration and mining authorizations will not be challenged or impugned by third parties. The possibility that such governments may adopt substantially different policies or interpretations, which might extend to the expropriation of assets, may have a material adverse effect on the Combined Company following completion of the Arrangement. Political risk also includes civil or labor disturbances and political instability.

Further, following completion of the Arrangement, certain of the international operations of the Combined Company may be adversely affected by political or economic developments or social instability, which will not be within the Combined Company’s control, including, among other things, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, fluctuating exchange rates and currency controls. The occurrence of any such events could have a Material Adverse Effect on the Combined Company’s business and results of operations as currently contemplated.

New legislation and tax risks in certain operating jurisdictions

Each of Yamana and Gold Fields have operations and conduct business in a number of jurisdictions in which the other Party does not currently operate or conduct business in, which may increase Gold Fields’ susceptibility to sudden tax changes. Taxation Laws are complex in these jurisdictions, subject to varying interpretations and applications by the relevant tax authorities and subject to changes and revisions in the ordinary course, which could result in an increase in the Combined Company’s taxes, or other governmental charges, duties or impositions, or an unreasonable delay in the refund of certain taxes owing to the Combined Company. No assurance can be given that new tax Laws, rules or regulations will not be enacted or that existing tax Laws will not be changed, interpreted or applied in a manner that could result in the Combined Company’s profits being subject to additional taxation, result in the Combined Company not recovering certain taxes on a timely basis or at all, or that could otherwise have a material adverse effect on the Combined Company.

Gold Fields recently received two tax audit reports with respect to the 2018 to 2020 taxation years from the Ghana Revenue Authority (“GRA”) imposing tax assessments against Gold Fields’ Ghanaian operations totaling approximately US$124 million. The tax assessments relate primarily to the denial of the upfront deduction of stripping costs at Tarkwa and Damang. Gold Fields’ position is that such stripping costs are fully deductible for the years in which they are incurred in accordance with the terms of the development agreements concluded between Gold Fields and the government of Ghana in 2016 (the “Development Agreements”). While Gold Fields believes that the GRA’s position that stripping costs be deducted over five years is not supported by the terms of the Development Agreement and applicable law, and Gold Fields intends to dispute the assessments and enforce its rights under the Development Agreements and applicable law, there can be no assurance regarding the resolution of these assessments or any other future tax assessments. If Gold Fields is unsuccessful in defending its tax filing position, it could result in Gold Fields having to pay the full amount of any reassessed tax. The GRA may take similar positions for taxation years subsequent to 2020, which may, in turn, result in notices of assessment for material amounts.

Failure by Yamana and/or Gold Fields to comply with applicable Laws prior to the Arrangement could subject the Combined Company to penalties and other adverse consequences following completion of the Arrangement

Yamana is subject to the US Foreign Corrupt Practices Act and the Corruption of Foreign Public Officials Act (Canada), as well as similar Laws in the countries in which Yamana conducts business. Gold Fields is subject to the provisions of the US Foreign Corrupt Practices Act, South African anti-bribery and corruption legislation as well as similar Laws in the countries in which Gold Fields conducts business. The foregoing Laws prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In addition, such Laws require the maintenance of records relating to transactions and an adequate system of internal controls over accounting. There can be no assurance that either Party’s internal control policies and procedures, compliance mechanisms or monitoring programs will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts or adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation. A failure by Yamana or Gold Fields to comply with anti-bribery and anti-corruption legislation could result in severe criminal or civil sanctions, and may subject the Combined Company to other liabilities, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company following completion of the Arrangement. Investigations by governmental authorities could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company following completion of the Arrangement.

Yamana and Gold Fields are also subject to a wide variety of Laws relating to the environment, health and safety, taxes, employment, labor standards, money laundering, terrorist financing and other matters in the jurisdictions in which they operate. A failure by either of Yamana or Gold Fields to comply with any such legislation prior to the Arrangement could result in severe criminal or civil sanctions, and may subject the Combined Company to other liabilities, including fines, prosecution and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company following completion of the Arrangement. The compliance mechanisms and monitoring programs adopted and implemented by either of Yamana or Gold Fields prior to the Arrangement may not adequately prevent or detect possible violations of such applicable Laws. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company following completion of the Arrangement.

The Yamana Board considered operating and financial projections prepared by Yamana management in connection with the Arrangement. Actual operating and financial performance of Yamana and Gold Fields may differ materially from these projections

The Yamana Board considered, among other things, certain projections, prepared by Yamana management, with respect to each of Yamana (the “Yamana Projections”), Gold Fields (the “Gold Fields Projections”) and the Combined Company following the completion of the Arrangement (together with the Yamana Projections and the Gold Fields Projections, the “Projections”). All such Projections are based on assumptions and information available at the time such Projections were prepared. Yamana does not know whether the assumptions made will be realized. Such information can be adversely affected by known or unknown risks and uncertainties, many of which are beyond Yamana’s and Gold Fields’ control. Further, financial forecasts of this type are based on estimates and assumptions that are inherently subject to risks and other factors such as company performance, geological uncertainties, industry performance, legal and regulatory developments, general business, economic, market and financial conditions, as well as changes to the business, financial condition or results of operations of Yamana and Gold Fields, including the factors described in this “Risk Factors” section and under “Forward-Looking Information”, which factors and changes may impact such forecasts or the underlying assumptions. As a result of these contingencies, there can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than projected. In view of these uncertainties, the Projections should not be regarded as an indication that Yamana, the Yamana Board, or any of its advisors or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results.

The Projections were prepared by Yamana management for internal use and to, among other things, assist Yamana in evaluating the Arrangement. The Projections were not prepared with a view toward public disclosure or toward compliance with IFRS, published guidelines of applicable securities regulatory authorities or the guidelines established by the Chartered Professional Accountants for preparation and presentation of prospective financial information.

In addition, the Projections have not been updated or revised to reflect information or results after the date that such Projections were prepared by Yamana management. Except as required by applicable securities Laws, Yamana does not intend to update or otherwise revise its financial and other forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

The unaudited pro forma consolidated financial information of the Combined Company is presented for illustrative purposes only and may not reflect the Combined Company’s financial condition or results of operations following completion of the Arrangement

The unaudited pro forma consolidated financial information included in this Circular is presented for illustrative purposes only to show the effect of the Arrangement as of its respective dates, and should not be considered to be an indication of, and may not reflect, the financial condition or results of operations of the Combined Company following completion of the Arrangement for several reasons. For example, the pro forma consolidated financial information has been derived from the historical financial statements of Yamana and Gold Fields and does not represent a financial forecast or projection. In addition, certain adjustments and assumptions have been made regarding the Combined Company after giving effect to the Arrangement. The information upon which these adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the unaudited pro forma consolidated financial information does not include, among other things, estimated cost or synergies, adjustments related to restructuring or integration activities, future acquisitions or disposals not yet known or probable, or impacts of Arrangement-related change in control provisions that are currently not factually supportable and/or probable of occurring. Therefore, the unaudited pro forma consolidated financial information is presented for informational purposes only and is not necessarily indicative of what the Combined Company’s actual financial condition or results of operations would have been had the Arrangement been completed on the date indicated. Accordingly, the business, assets, results of operations and financial condition of the Combined Company may differ significantly from those indicated in the unaudited pro forma consolidated financial information. See “Information Concerning the Combined Company Following the Arrangement” and “Schedule H – Unaudited Pro Forma Financial Information”.

The amount of any dividends to be paid by the Combined Company following the Arrangement is not guaranteed

There can be no assurance that following completion of the Arrangement the dividends of the Combined Company will be equal or similar to or progressively grow to an amount greater than the amount historically paid on Yamana Shares or Gold Fields Shares. While it is currently anticipated that, following the completion of the Arrangement, the Combined Company will target the top end of its revised dividend policy (45% of normalized profits) for the 2023 dividend cycles (being the 2023 interim and final dividends), the Combined Company Board will retain the power to amend the Combined Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. The amount of future dividends and the declaration and payment thereof will be based upon a variety of factors and conditions, including the Combined Company Board’s approval, the Combined Company’s financial position, results of operations, cash flow, capital requirements and restrictions under its credit facilities, as well as broader market and economic conditions, and shall be in compliance with Law.

The Gold Fields ADSs might not be approved for listing on the TSX, and the Consideration Shares will not be listed for trading on the LSE

As of the date of this Circular, neither the Gold Fields Shares nor the Gold Fields ADSs are listed on the TSX or the LSE. Although Gold Fields has applied to have the Gold Fields ADSs listed on the TSX and the TSX has conditionally approved the listing of Gold Fields ADSs, listing of the Gold Fields ADSs on the TSX is subject to Gold Fields fulfilling all of the requirements of the TSX on or before December 21, 2022. As such, there is no assurance that the TSX will provide its final approval for such listing. Additionally, no application for listing of the Gold Fields Shares or the Gold Fields ADSs has been nor is intended to be made to the LSE. At the completion of the Arrangement, Yamana Shareholders in the United Kingdom will receive, at their election, either Gold Fields Shares tradeable on the JSE or Gold Fields ADSs tradeable on the NYSE and, if the TSX listing is approved, on the TSX, and Yamana Shareholders in Canada, if the TSX listing is not approved, will receive, at their election, either Gold Fields Shares tradeable on the JSE or Gold Fields ADSs tradeable on the NYSE, and such Yamana Shareholders will need to use a broker or other Intermediary licensed to trade on those exchanges in order to trade their Gold Fields Shares and/or Gold Fields ADSs, as applicable. While those Canadian and United Kingdom shareholders would still be able to trade their Gold Fields Shares and Gold Fields ADSs on those exchanges, it may be less convenient to do so and may involve increased costs.

The operating metrics, non-IFRS financial performance measures and mineral reserve and mineral resource estimates presented by each of Yamana and Gold Fields as standalone companies prior to the Arrangement may not be directly comparable, and may be less favourable for the Combined Company

Yamana and Gold Fields have historically tracked and presented certain financial performance measures and operating metrics that are not defined or recognized under IFRS or any other generally accepted accounting principles. There are no generally accepted principles governing the calculation of these measures and the criteria upon which these measures are based can vary from company to company. Similarly titled non-IFRS financial performance measures and operating metrics may not be directly comparable and may be subject to change following completion of the Arrangement as a result of the integration of the financial and operating reporting systems of the Combined Company.

In addition, each of Yamana and Gold Fields have adopted internal guidelines, policies and procedures with respect to the estimation of mineral reserves and mineral resources. Estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the procedures adopted, the assumptions made and judgments used in engineering and geological interpretation. Accordingly, there may be significant differences in the guidelines and procedures adopted by each of Yamana and Gold Fields. As a result, expectations regarding the combined mineral reserves and mineral resources of Yamana and Gold Fields may be subject to change following the closing of the Arrangement, Furthermore, future adjustment may occur due to differing standards, required study levels, price assumptions and future divestments and acquisitions, among other factors.

Risks Relating to the Businesses of Yamana and Gold Fields

The businesses of Yamana and Gold Fields are subject to significant risks. See the risk factors concerning Yamana set out in the documents incorporated by reference in “Schedule I – Information Concerning Yamana” and the risk factors concerning Gold Fields set out in “Schedule J – Information Concerning Gold Fields”. While each of Yamana and Gold Fields has completed due diligence investigations, including reviewing technical, environmental, legal, tax, accounting, financial and other matters, on the other Party, certain risks either may not have been uncovered or are not known at this time. Such risks may have an adverse impact on the Combined Company following the Arrangement and may have a negative impact on the value of the securities of the Combined Company, including the Gold Fields Shares and/or the Gold Fields ADSs.

CERTAIN INCOME AND OTHER TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement that are generally applicable to a beneficial owner of Yamana Shares who at all relevant times and for purposes of the Tax Act: (a) deals at arm’s length with Yamana, Gold Fields Subco and Gold Fields; (b) is not and will not be affiliated with Yamana, Gold Fields Subco or Gold Fields; and (c) holds Yamana Shares and will hold Gold Fields Shares or Gold Fields ADSs (as applicable) received pursuant to the Arrangement as capital property (each such owner in this section, a “Holder”). For greater certainty, all references to Yamana Shares include Yamana Depositary Interests for the purposes of this summary (except as otherwise indicated).

The Yamana Shares, Gold Fields Shares, and Gold Fields ADSs generally will be considered capital property to a Holder for purposes of the Tax Act unless the Holder holds or uses such shares, or is deemed to hold or use such shares, in the course of carrying on a business of trading or dealing in securities or the Holder has acquired or holds or is deemed to have acquired or held such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to Persons holding Yamana RSUs, Yamana PSUs, Yamana DSUs, or other conversion or exchange rights to acquire Yamana Shares or cash, and the tax considerations relevant to such holders are not discussed herein. Any such Persons referred to above should consult their own tax advisor with respect to the tax consequences of the Arrangement.

In addition, this summary is not applicable to a Holder: (a) that is a “financial institution” (as defined in the Tax Act for the purposes of the “mark-to-market rules”); (b) that is a “specified financial institution” (as defined in the Tax Act); (c) an interest in which is, or whose Yamana Shares, Gold Fields Shares or Gold Fields ADSs are, a “tax shelter investment” (as defined in the Tax Act); (d) who makes, or has made, a “functional currency” reporting election under section 261 of the Tax Act; (e) that is a “foreign affiliate” (as defined in the Tax Act) of a taxpayer resident in Canada; (f) that has entered into or will enter into a “synthetic disposition agreement” or a “derivative forward agreement” (each as defined in the Tax Act) with respect to Yamana Shares, Gold Fields Shares, or Gold Fields ADSs (as applicable); (g) if Gold Fields is at any time a “foreign affiliate” (as defined in the Tax Act) of such Holder or of another corporation that does not deal at arm’s length with the Holder for the purposes of the Tax Act; or (h) that receives dividends on their Yamana Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act). Such Holders should consult their own tax advisors.

Additional considerations, not discussed herein, may apply to a Holder that is a corporation resident in Canada, and is, or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is, or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of Gold Fields Shares or Gold Fields ADS, controlled by a non-resident person or a group of non-resident persons comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts that do not deal with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any other changes in Law, whether by judicial, governmental or legislative decision or action, or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial, or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business, or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. Accordingly, all Holders should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local, and foreign tax Laws.

Currency Conversion

Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding, or disposition of securities (including dividends, adjusted cost base, and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in a foreign currency must generally be converted into Canadian dollars based on the rate quoted by the Bank of Canada for the exchange of the foreign currency for Canadian dollars or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada) on the date such amounts arise.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act and any applicable income tax treaty: (a) is, or is deemed to be, resident in Canada; and (b) is not exempt from tax under Part I of the Tax Act (a “Resident Holder”).

Certain Resident Holders whose Yamana Shares might not otherwise qualify as capital property may, in certain circumstances, be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Yamana Shares (excluding Yamana Depositary Interests), and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, be deemed to be capital property. This election does not apply to Yamana Depositary Interests, Gold Fields Shares or Gold Fields ADSs. Resident Holders should consult their own tax advisors as to whether they hold or will hold their Yamana Shares, Gold Fields Shares, and Gold Fields ADSs as capital property and whether such election can or should be made in respect of their Yamana Shares (excluding Yamana Depositary Interests).

Disposition of Yamana Shares Pursuant to the Arrangement

A Resident Holder (other than a Resident Dissenter) who disposes of Yamana Shares to Gold Fields Subco under the Arrangement will be considered to have disposed of their Yamana Shares for proceeds of disposition equal to the aggregate fair market value (at the time of disposition) of the Consideration Shares and the amount of any Excess Share Proceeds received by the Resident Holder in consideration for their Yamana Shares. As a result, the Resident Holder will generally realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the Resident Holder’s adjusted cost base of their Yamana Shares immediately before the time of disposition and any reasonable costs of disposition. See “– Taxation of Capital Gains and Capital Losses”.

The cost to a Resident Holder of each Consideration Share acquired under the Arrangement will be equal to the fair market value of such Consideration Share at the time of acquisition. For the purpose of determining the adjusted cost base of a Consideration Share to a Resident Holder, when a Consideration Share is acquired, the cost of the newly acquired Consideration Share will be averaged with the adjusted cost base of any identical Gold Fields Shares or Gold Fields ADSs (as applicable) owned by the Resident Holder as capital property immediately before the acquisition.

Dividends on Gold Fields Shares and Gold Fields ADSs

A Resident Holder will be required to include in computing income for a taxation year the amount of dividends, if any, received or deemed to be received in respect of Gold Fields Shares and Gold Fields ADSs, including amounts withheld for foreign withholding tax, if any. For individuals (including trusts), such dividends will not be subject to the gross-up and dividend tax credit rules under the Tax Act normally applicable to taxable dividends received by an individual from a taxable Canadian corporation. A Resident Holder that is a corporation will generally not be entitled to deduct the amount of such dividends in computing its taxable income.

Subject to the detailed rules in the Tax Act, a Resident Holder may be entitled to a foreign tax credit or deduction for any foreign withholding tax paid with respect to dividends received by the Resident Holder on the Gold Fields Shares or Gold Fields ADSs. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction having regard to their own particular circumstances.

Dispositions of Gold Fields Shares or Gold Fields ADSs

A Resident Holder that disposes or is deemed to dispose of their Gold Fields Shares or Gold Fields ADSs in a taxation year will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of their Gold Fields Shares and Gold Fields ADSs (as applicable) exceed (or are exceeded by) the aggregate of the Resident Holder’s adjusted cost base of their Gold Fields Shares or Gold Fields ADSs (as applicable) immediately before the disposition and any reasonable costs of disposition. See “– Taxation of Capital Gains and Capital Losses”.

In certain circumstances, foreign tax may be required to be paid by a Resident Holder in connection with the realization of a capital gain on the disposition of Gold Fields Shares or Gold Fields ADSs. Any such foreign tax paid may be eligible for a deduction or credit under the Tax Act. Resident Holders should consult their own tax advisors regarding their eligibility for such deductions or credits.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in that year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in such taxation year. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act.

A capital loss realized on the disposition of Yamana Shares by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by such Resident Holder on their Yamana Shares. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Yamana Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own advisors.

Capital gains realized by a Resident Holder that is an individual or trust, other than certain specified trusts, may give rise to a liability for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the relevant taxation year, or a “substantive CCPC” (as proposed to be defined in the Tax Act pursuant to draft legislation released by the Minister of Finance (Canada) on August 9, 2022 (the “Draft Legislation”)) at any time in the year, may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, including any taxable capital gains and dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income.

Minimum Tax

Generally, a Resident Holder that is an individual (including certain trusts) that realizes a capital gain on the disposition or deemed disposition of Yamana Shares, Gold Fields Shares or Gold Fields ADSs may be liable for alternative minimum tax under the Tax Act. Resident holders should consult their own tax advisors with respect to the application of alternative minimum tax.

Foreign Property Information Reporting

Generally, a Resident Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or a fiscal period and whose total “cost amount” of “specified foreign property” (as such terms are defined in the Tax Act), including the Gold Fields Shares and Gold Fields ADSs, at any time in the taxation year or fiscal period exceeds C$100,000 will be required to file an information return with the CRA for the taxation year or fiscal period disclosing prescribed information. Subject to certain exceptions, a Resident Holder generally will be a specified Canadian entity. The Gold Fields Shares and Gold Fields ADSs will be “specified foreign property” of a Resident Holder for these purposes. Penalties may apply where a Resident Holder fails to file the required information return in respect of such Resident Holder’s Gold Fields Shares and Gold Fields ADSs on a timely basis in accordance with the Tax Act.

The reporting rules in the Tax Act relating to “specified foreign property” are complex and this summary does not purport to address all circumstances in which reporting may be required by a Resident Holder. Resident Holders should consult their own tax advisors regarding the reporting rules contained in the Tax Act.

Offshore Investment Fund Property Rules

The Tax Act contains provisions (the “OIF Rules”) which, in certain circumstances, may require a Resident Holder to include an amount in income in each taxation year in respect of the acquisition and holding of Gold Fields Shares and Gold Fields ADSs if (a) the value of the Gold Fields Shares or Gold Fields ADSs, as applicable, may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in: (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing (collectively “Investment Assets”), and (b) it may reasonably be concluded, having regard to all the circumstances, that one of the main reasons for the Resident Holder acquiring or holding the Gold Fields Shares or Gold Fields ADSs was to derive a benefit from Investment Assets in such a manner that the taxes, if any, on the income, profits, and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits, and gains had been earned directly by the Resident Holder.

In reaching the conclusion referred to in (b) above, the OIF Rules provide that regard must be had to all of the circumstances, including (i) the nature, organization, and operation of any non-resident entity (including Gold Fields) and the form of, and the terms and conditions governing, the Resident Holder’s interest in, or connection with, any such non-resident entity (including Gold Fields), (ii) the extent to which any income, profit, and gains that may reasonably be considered to be earned or accrued, whether directly or indirectly, for the benefit of any such non-resident entity (including Gold Fields) are subject to an income or profits tax that is significantly less than the income tax that would be applicable to such income, profits, and gains if they were earned directly by the Resident Holder, and (iii) the extent to which any income, profits, and gains of any non-resident entity (including Gold Fields) for any fiscal period are distributed in that or the immediately following fiscal period.

If applicable, the OIF Rules can result in a Resident Holder being required to include in their income for each taxation year in which the Resident Holder owns Gold Fields Shares or Gold Fields ADSs the amount, if any, by which (a) the total of all amounts each of which is the product obtained when the Resident Holder’s “designated cost” (as defined in the Tax Act) of their Gold Fields Shares or Gold Fields ADSs, as applicable, at the end of a month in the year is multiplied by 1/12 of the aggregate of the prescribed rate of interest for the period that includes that month plus 2%, exceeds (b) the Resident Holder’s income for the year (other than a capital gain) in respect of the Gold Fields Shares or Gold Fields ADSs, as applicable, determined without reference to the OIF Rules. Any amount required to be included in computing a Resident Holder’s income under these provisions will be added to the adjusted cost base of the Resident Holder’s Gold Fields Shares or Gold Fields ADSs (as applicable).

The CRA has taken the position that the term “portfolio investment” should be given a broad interpretation. While the value of the Gold Fields Shares and Gold Fields ADSs should not be regarded as being derived primarily from portfolio investments in Investment Assets, there is a possibility that the CRA may take a different view. However, as noted above, even if this is the case, the OIF Rules will apply only if it is reasonable to conclude that one of the main reasons for a Resident Holder acquiring or holding the Gold Fields Shares or Gold Fields ADSs (as applicable) was to derive, either directly or indirectly, a benefit from Investment Assets in such a manner that the taxes, if any, on the income, profits, and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits, and gains had been earned directly by the Resident Holder.

The OIF Rules are complex and their application and consequences depend, to a large extent, on the reasons for a Resident Holder acquiring or holding Gold Fields Shares and Gold Fields ADSs. Resident Holders are urged to consult their own tax advisors regarding the application and consequences of the OIF Rules in their own particular circumstances.

Eligibility for Investment by Registered Plans

Based on the current provisions of the Tax Act in force as of the date hereof, Gold Fields Shares and Gold Fields ADSs will be “qualified investments” under the Tax Act for a trust governed by a “registered retirement savings plan”, a “registered retirement income fund”, a “registered education savings plan”, a “registered disability savings plan”, a “tax-free savings account”, a FHSA (each referred to as a “Registered Plan”), and “deferred profit sharing plan”, each as defined in the Tax Act, if the Gold Fields Shares and Gold Fields ADSs, respectively, are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX, the JSE and the NYSE) at all relevant times.

Notwithstanding the foregoing, the holder or subscriber of, or an annuitant under, a Registered Plan, as the case may be, (the “Controlling Individual”) will be subject to a penalty tax if the Gold Fields Shares or Gold Fields ADSs (as applicable) held in the Registered Plan are a “prohibited investment” (as defined in the Tax Act) for the particular Registered Plan. Gold Fields Shares and Gold Fields ADSs will generally not be a “prohibited investment” for a Registered Plan provided that the Controlling Individual deals at arm’s length with Gold Fields for the purposes of the Tax Act and does not have a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in Gold Fields. In addition, the Gold Fields Shares and Gold Fields ADSs will generally not be a “prohibited investment” if such shares are “excluded property” (as defined in the Tax Act) for the Registered Plan.

Resident Holders who intend to hold Gold Fields Shares or Gold Fields ADSs (as applicable) in a Registered Plan or a deferred profit sharing plan should consult their own tax advisors in regard to their particular circumstances.

Dissenting Resident Holders

A Resident Holder that validly exercises Dissent Rights (a “Resident Dissenter”) and consequently is paid the fair value of their Yamana Shares in accordance with the Arrangement will be deemed to receive a taxable dividend equal to the amount by which the amount received (excluding any interest awarded by a court) from Yamana exceeds the paid-up capital (computed for purposes of the Tax Act) of the Resident Dissenter’s Yamana Shares. See “– Taxation of Deemed Dividends Upon Exercise of Dissent Rights” below for a general description of the treatment of the deemed dividend under the Tax Act. The Resident Dissenter will also realize a capital gain (or a capital loss) equal to the amount by which the payment (excluding any interest awarded by a court and the amount of the deemed dividend) exceeds (or is exceeded by) the aggregate of the Resident Holder’s adjusted cost base of their Yamana Shares determined immediately before the time of disposition and any reasonable costs of disposition. See “– Taxation of Capital Gains and Capital Losses”.

A Resident Dissenter must include in computing its income any interest awarded to them by a court.

Taxation of Deemed Dividends Upon Exercise of Dissent Rights

A Resident Dissenter will be required to include in computing its income for the taxation year in which dividends are deemed to be received the amount of the dividend deemed to be received upon validly exercising Dissent Rights and being paid the fair value of their Yamana Shares in accordance with the Arrangement.

In the case of a Resident Dissenter who is an individual (including certain trusts), such deemed dividends will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to “taxable dividends” received from a “taxable Canadian corporation” (each as defined in the Tax Act).

In the case of a Resident Dissenter that is a corporation, the amount of such deemed dividend will generally be deductible in computing its taxable income for the taxation year in which the deemed dividend is included in its income. In certain circumstances, subsection 55(2) of the Tax Act will treat the deemed dividend as proceeds of disposition. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Dissenter that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on the dividend deemed to be received to the extent such dividends are deductible in computing the Resident Dissenter’s taxable income for the year.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not and will not be deemed to use or hold, Yamana Shares, Gold Fields Shares or Gold Fields ADSs in connection with carrying on a business in Canada (a “Non-Resident Holder”). This portion of the summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Disposition of Yamana Shares and Subsequent Disposition of Gold Fields Shares or Gold Fields ADSs

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of their Yamana Shares, Gold Fields Shares or Gold Fields ADSs (as applicable), nor will capital losses arising therefrom be recognized under the Tax Act, unless such shares are, or are deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

Provided that the Yamana Shares, Gold Fields Shares or Gold Fields ADSs (as applicable) are listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the TSX and the LSE, in the case of the Yamana Shares, and the TSX, the JSE, and the NYSE, in the case of the Gold Fields Shares and Gold Fields ADSs, as applicable), at the time of disposition, Yamana Shares, Gold Fields Shares or Gold Fields ADSs (as applicable) generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition, (a) 25% or more of the issued shares of any class or series of the capital stock of Yamana or Gold Fields, as the case may be, were owned by, or belonged to, any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships; and (b) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such properties exist. Notwithstanding the foregoing, Yamana Shares, Gold Fields Shares or Gold Fields ADSs (as applicable) may also be deemed to be taxable Canadian property of a Non-Resident Holder for purposes of the Tax Act in certain other circumstances.

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Non-Resident Holders should consult their own tax advisors as to whether their Yamana Shares, Gold Fields Shares or Gold Fields ADSs constitute “taxable Canadian property” in their own particular circumstances.

Even if Yamana Shares, Gold Fields Shares or Gold Fields ADSs (as applicable) are considered to be taxable Canadian property of a Non-Resident Holder, the Non-Resident Holder may, in certain limited circumstances, be exempt from Canadian tax on any capital gain realized on the disposition of their Yamana Shares, Gold Fields Shares or Gold Fields ADSs (as applicable) pursuant to the provisions of an applicable income tax treaty or convention between Canada and the jurisdiction of residence of such Non-Resident Holder. Non-Resident Holders who hold Yamana Shares, Gold Fields Shares or Gold Fields ADSs (as applicable) that are or may be taxable Canadian property should consult their own advisors as to the Canadian income tax consequences of disposing their Yamana Shares, Gold Fields Shares or Gold Fields ADSs (as applicable).

In the event that Yamana Shares, Gold Fields Shares or Gold Fields ADSs (as applicable) constitute taxable Canadian property of a Non-Resident Holder, and any capital gain realized on the disposition of such shares is not exempt from Canadian tax pursuant to an applicable income tax treaty or convention, the tax consequences described above under “– Holders Resident in Canada – Disposition of Yamana Shares Pursuant to the Arrangement”, “– Holders Resident in Canada – Dispositions of Gold Fields Shares or Gold Fields ADSs” and “– Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” will generally apply.

Non-Resident Holders whose Yamana Shares, Gold Fields Shares or Gold Fields ADSs are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether any capital gain realized on the disposition of such shares are exempt from Canadian tax pursuant to an applicable income tax treaty or convention.

Dissenting Non-Resident Holders

A Non-Resident Holder that validly exercises Dissent Rights (a “Non-Resident Dissenter”) and consequently is paid the fair value of their Yamana Shares in accordance with the Arrangement will be deemed to receive a taxable dividend equal to the amount by which the amount received (excluding any interest awarded by a court) from Yamana exceeds the paid-up capital (computed for purposes of the Tax Act) of the Resident Dissenter’s Yamana Shares. The amount of the deemed dividend will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of the deemed dividend, unless such rate is reduced by the terms of an applicable income tax treaty or convention.

A Non-Resident Dissenter will not be subject to tax under the Tax Act on any capital gain realized on the disposition of its Yamana Shares unless such shares are “taxable Canadian property” of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. For purposes of computing the amount of any capital gain on the disposition of the Non-Resident Dissenter’s Yamana Shares, the Non-Resident Dissenter’s proceeds of disposition will be reduced by the amount of any deemed dividend received by the Non-Resident Holder as described in the immediately preceding paragraph. The Non-Resident Dissenter will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Non-Resident Dissenter’s Yamana Shares. See discussion above under the heading “– Disposition of Yamana Shares and Subsequent Disposition of Gold Fields Shares or Gold Fields ADSs”.

Interest (if any) awarded by a court to a Non-Resident Dissenter generally should not be subject to withholding tax under the Tax Act.

Dividends on Gold Fields Shares or Gold Fields ADSs

Dividends paid on Gold Fields Shares or Gold Fields ADSs to a Non-Resident Holder will not be subject to Canadian withholding tax or other income tax under the Tax Act.

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Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences generally applicable to U.S. Holders of Yamana Shares relating to the exchange of Yamana Shares for Gold Fields Shares and/or Gold Fields ADSs pursuant to the Arrangement, to the exercise of Dissent Rights and to the ownership and disposition of Gold Fields Shares and/or Gold Fields ADSs received pursuant to the Arrangement. Except as expressly provided below, this discussion applies only to U.S. Holders that hold their Yamana Shares, and will hold their Gold Fields Shares and/or Gold Fields ADSs received pursuant to the Arrangement, as capital assets (generally, property held for investment purposes). This section does not address the U.S. federal income tax considerations that may apply to holders subject to special rules, including brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, real estate investment trusts, regulated investment companies, grantor trusts, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts, U.S. expatriates or former long-term residents of the U.S., persons liable for alternative minimum tax, persons that own or have owned, directly, indirectly or constructively, 5% or more (by vote or value) of Yamana’s or Gold Fields’ equity, persons that own or will own, directly, indirectly or constructively, 5% or more (by vote or value) of Gold Fields’ equity after the Arrangement, persons that hold an interest in an entity that holds Yamana Shares or will hold Gold Fields Shares and/or Gold Fields ADSs, persons that hold Yamana Shares or will hold Gold Fields Shares and/or Gold Fields ADSs as part of a hedging, integration, conversion or constructive sale transaction or a straddle, persons subject to the “applicable financial statements” rules under section 451 of the Code, holders who acquired their Yamana Shares through the exercise of employee stock options or otherwise as compensation for services, or persons whose functional currency is not the U.S. dollar. Such holders are urged to consult their own tax advisors to determine the tax consequences to them of the Arrangement.

This discussion does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances. Furthermore, it does not address any aspect of non-U.S., state, local or estate or gift taxation or the 3.8% Medicare tax imposed on certain net investment income. In addition, this discussion does not address the U.S. federal income tax considerations of the Arrangement to holders of Yamana RSUs, Yamana PSUs or Yamana DSUs. Each Yamana Securityholder is urged to consult its own tax advisor as to the U.S. federal, state, local, non-U.S. and any other tax consequences of the Arrangement and the ownership and disposition of Gold Fields Shares and/or Gold Fields ADSs. This discussion is based on the Code, its legislative history, administrative pronouncements of the IRS, existing and proposed U.S. Treasury Regulations, and published rulings and court decisions, all as in effect as of the date of this Circular, and any of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

A “U.S. Holder” is a beneficial owner of Yamana Shares or Gold Fields Shares and/or Gold Fields ADSs, who, for U.S. federal income tax purposes, is a citizen or individual resident of the United States, a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the Laws of the United States, or any state thereof, or the District of Columbia, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust (a) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (b) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes.

For U.S. federal income tax purposes, a U.S. Holder of Yamana Depositary Interests will generally be treated as the beneficial owner of the underlying Yamana Shares that are represented by such Yamana Depositary Interests. References to “Yamana Shares” in this section apply to both Yamana Shares and Yamana Depositary Interests, unless the context indicates otherwise.

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This summary assumes that the obligations of the ADS Depositary under the Deposit Agreement and any related agreements, with respect to the Gold Fields ADSs, will be performed in accordance with their terms. For the purposes of U.S. federal income tax law, a U.S. Holder of Gold Fields ADSs will generally be treated as the owner of the Gold Fields Shares represented by such Gold Fields ADSs. However, the U.S. Department of the Treasury has expressed concern that U.S. holders of depositary receipts (such as U.S. Holders of Gold Fields ADSs) may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between such holders and the issuer of the security underlying the depositary receipts, or a party to whom depositary receipts or deposited shares are delivered by the depositary prior to the receipt by the depositary of the corresponding securities, has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit, such as a disposition of such security. Such actions may also be inconsistent with the claiming of the reduced tax rates that may be applicable to certain dividends received by certain non-corporate holders, as described below. Accordingly, (a) the ability to offset any non-U.S. taxes and (b) the availability of the reduced tax rates for any dividends received by certain non-corporate U.S. Holders, each as described below, could be affected by actions taken by such parties or intermediaries.

If a partnership (or other entity that is treated as a partnership for U.S. federal income tax purposes) holds Yamana Shares or Gold Fields Shares and/or Gold Fields ADSs, the U.S. federal income tax treatment of a partner, beneficiary or other stakeholder in such partnership or other pass-through entity will generally depend on the status of that person, the activities of the partnership or other pass-through entity and the tax treatment of the partnership or other pass-through entity. A partner, beneficiary or other stakeholder in a pass-through entity holding Yamana Shares or Gold Fields Shares and/or Gold Fields ADSs is urged to consult its own tax advisor with regard to the U.S. federal income tax treatment of the Arrangement and the ownership and disposition of Gold Fields Shares and/or Gold Fields ADSs.

The following discussion is for general information purposes only, does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of such holder’s circumstances and income tax situation, and is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder. No opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder is made. Each U.S. Holder is urged to consult its own tax advisor regarding the particular tax consequences to it of the transactions contemplated by the Arrangement, including the application of U.S. federal, state and local tax Laws, as well as any applicable non-U.S. tax Laws, to a U.S. Holder’s particular situation, and of any change in applicable tax Laws.

U.S. Federal Income Tax Considerations Relating to the Arrangement

Exchange of Yamana Shares for Gold Fields Shares and/or Gold Fields ADSs in the Arrangement

The exchange of Yamana Shares for Gold Fields Shares and/or Gold Fields ADSs is intended to qualify as a reorganization within the meaning of section 368(a) of the Code although there can be no assurance that it will so qualify. Furthermore, there can be no assurance that the IRS will not challenge the status of the Arrangement as a reorganization or that the U.S. courts will uphold the status of the Arrangement as a reorganization in the event of an IRS challenge. U.S. Holders are urged to consult their own tax advisors regarding the proper reporting of the Arrangement.

Subject to the discussion below regarding the application of the PFIC rules to the Arrangement, assuming the exchange of Yamana Shares for Gold Fields Shares and/or Gold Fields ADSs qualifies as a reorganization under section 368(a) of the Code, a U.S. Holder of Yamana Shares will not recognize any gain or loss on the exchange of its shares for Gold Fields Shares and/or Gold Fields ADSs. The aggregate basis of the Gold Fields Shares and/or Gold Fields ADSs received in the exchange should be the same as the aggregate basis of the Yamana Shares for which they are exchanged. The holding period of Gold Fields Shares and/or Gold Fields ADSs received in the exchange will include the holding period of the Yamana Shares for which they are exchanged. If a U.S. Holder holds different blocks of Yamana Shares (generally as a result of having acquired different blocks of shares at different times or at different costs), such U.S. Holder’s tax basis and holding period in its Gold Fields Shares and/or Gold Fields ADSs may be determined with reference to each block of Yamana Shares for which they are exchanged.

If, however, the exchange of Yamana Shares for Gold Fields Shares and/or Gold Fields ADSs does not qualify as a reorganization under section 368(a) of the Code, a U.S. Holder of Yamana Shares will recognize gain or loss on the exchange of its shares for Gold Fields Shares and/or Gold Fields ADSs equal to the difference between the fair market value of the Gold Fields Shares and/or Gold Fields ADSs received and such U.S. Holder’s adjusted basis in the Yamana Shares surrendered. For this purpose, U.S. Holders of Yamana Shares must calculate gain or loss separately for each identified block of Yamana Shares exchanged (that is, Yamana Shares acquired at the same cost in a single transaction). The basis of each of the Gold Fields Shares and/or Gold Fields ADSs received in the exchange will equal its fair market value, and the holding period for the Gold Fields Shares and/or Gold Fields ADSs will begin on the day after the exchange.

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Subject to the PFIC rules described below, any gain or loss recognized in the exchange of Yamana Shares for Gold Fields Shares and/or Gold Fields ADSs generally will be treated as capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the Yamana Shares is more than one year at the time of such exchange. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. Any capital gain or loss will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Deductions for capital losses are subject to complex limitations under the Code.

Application of the PFIC Rules to the Arrangement

Gain on the disposition of stock in a corporation treated as a PFIC with respect to a U.S. Holder is subject to special adverse U.S. federal income tax rules unless such holder has timely made certain elections, as discussed more fully below, together with the rules governing the determination of whether a non-U.S. corporation qualifies as a PFIC with respect to a U.S. Holder, under “– U.S. Federal Income Tax Considerations Relating to the Gold Fields Shares and/or Gold Fields ADSs – PFIC Rules”. Although Yamana believes that it was not a PFIC in prior tax years and does not expect to be classified as a PFIC during its current taxable year, this determination cannot be made until the end of the taxable year. Moreover, there can be no assurance that the IRS would agree with this determination or that Yamana has never been a PFIC.

Section 1291(f) of the Code provides that, to the extent provided in U.S. Treasury Regulations, any gain on the transfer of stock in a PFIC shall be recognized notwithstanding any other provision of Law. Pursuant to the Proposed PFIC Regulations, U.S. Holders would not recognize gain (beyond gain that would otherwise be recognized under the applicable non-recognition rules) on the disposition of stock in a PFIC if the disposition results from a non-recognition transfer in which the stock of the PFIC is exchanged solely for stock of another corporation that qualifies as a PFIC for its taxable year that includes the day after the non-recognition transfer. If finalized in their current form, the Proposed PFIC Regulations would be effective for transactions occurring on or after April 1, 1992, including the Arrangement. Because the Proposed PFIC Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final U.S. Treasury Regulations, taxpayers must apply reasonable interpretation of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed U.S. Treasury Regulations to be reasonable interpretations of those Code provisions.

If Yamana were treated as a PFIC with respect to a U.S. Holder but, as Gold Fields expects, Gold Fields were not treated as PFIC for the current taxable year, and if the Proposed PFIC Regulations were finalized in their current form and made applicable to the Arrangement (even if such finalization occurs after completion of the Arrangement), then the exchange of Yamana Shares for Gold Fields Shares and/or Gold Fields ADSs would be a fully taxable transaction for such U.S. Holder. Any gain realized would be subject to the rules described below under “– U.S. Federal Income Tax Considerations Relating to the Gold Fields Shares and/or Gold Fields ADSs – PFIC Rules” applicable to U.S. Holders who dispose of stock of a PFIC.

The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of U.S. Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders are urged to consult their own tax advisors about the potential applicability of the PFIC rules to the Arrangement, including the application of any information reporting requirements related to the ownership and disposition of shares of a PFIC.

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U.S. Holders are urged to consult their own tax advisors regarding the tax consequences which would arise if Yamana were treated as a PFIC for any taxable year, including how such classification would impact the tax consequences of the Arrangement.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights with respect to its Yamana Shares and is paid cash in exchange for all of such U.S. Holder’s Yamana Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of the Canadian currency received by such U.S. Holder in exchange for such U.S. Holder’s Yamana Shares on the date of receipt (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the adjusted tax basis of such U.S. Holder in such Yamana Shares surrendered. Subject to the PFIC rules generally discussed below under “– U.S. Federal Income Tax Considerations Relating to the Gold Fields Shares and/or Gold Fields ADSs – PFIC Rules” which would apply if Yamana were treated as a PFIC with respect to such U.S. Holder, such gain or loss will be capital gain or loss, which will be a long-term capital gain or loss if the U.S. Holder's holding period with respect to such Yamana Shares is more than one year as of the date of the exchange. Preferential tax rates apply to long-term capital gains of a non-corporate U.S. Holder. Deductions for capital losses are subject to complex limitations under the Code. A U.S. Holder that exercises Dissent Rights with respect to their Yamana Shares may also be subject to backup withholding on the cash payment, discussed below under “– Backup Withholding and Information Reporting”.

U.S. Federal Income Tax Considerations Relating to the Gold Fields Shares and/or Gold Fields ADSs

U.S. Holders of Gold Fields ADSs

Deposits and withdrawals of Gold Fields Shares by U.S. Holders in exchange for Gold Fields ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. A U.S. Holder’s tax basis in withdrawn Gold Fields Shares will be the same as their tax basis in the Gold Fields ADSs surrendered, and the holding period for the Gold Fields Shares will include the holding period of the Gold Fields ADSs.

Taxation of Dividends

Distributions paid out of Gold Fields’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any South African withholding tax paid by Gold Fields with respect thereto, will generally be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions that exceed Gold Fields’ current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of a U.S. Holder’s basis in the Gold Fields Shares and/or Gold Fields ADSs and thereafter as a capital gain. However, Gold Fields does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. A U.S. Holder should therefore assume that any distribution by Gold Fields with respect to the Gold Fields Shares and/or Gold Fields ADSs will be reported as ordinary dividend income. U.S. Holders are urged to consult their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from Gold Fields. For purposes of determining limitations on any foreign tax credits, dividends paid by Gold Fields will generally constitute “passive income”.

Subject to the PFIC rules discussed below under “– U.S. Federal Income Tax Considerations Relating to the Gold Fields Shares and/or Gold Fields ADSs – PFIC Rules”, dividends paid by Gold Fields generally will be taxable to non-corporate U.S. Holders at the reduced rate normally applicable to long-term capital gains, provided that either (a) Gold Fields qualifies for the benefits of the income tax treaty between the United States and South Africa, or (b) the Gold Fields ADSs are considered to be “readily tradable” on the NYSE, and, in each case, certain other requirements are met.

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For U.S. federal income tax purposes, the amount of any dividend paid in South African rand (including amounts withheld to pay South African withholding taxes) will equal the U.S. dollar value of the South African rand calculated by reference to the exchange rate in effect on the date the dividends are received by a U.S. Holder (in the case of Gold Fields Shares) or the ADS Depositary (in the case of Gold Fields ADSs) regardless of whether they are converted into U.S. dollars at that time. If a U.S. Holder or the ADS Depositary, as the case may be, converts dividends received in South African rand into U.S. dollars at the exchange rate in effect on the date the dividends are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of this dividend income. If the South African rands received are not converted into U.S. dollars at the same rate as the exchange rate in effect on the date the dividends are received (by the U.S. Holder or the ADS Depositary, as appropriate), a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the South African rands. Such gain or loss will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes.

Effect of South African Withholding Taxes

As discussed in “– Certain South African Income Tax Considerations – Tax on Dividends”, under current law, South Africa imposes a withholding tax of 20% on dividends paid by Gold Fields. A U.S. Holder may be entitled, subject to certain limitations, to a foreign tax credit against its U.S. federal income tax liability for South African income taxes withheld by Gold Fields. A U.S. Holder may be entitled to claim a deduction for the South African income taxes withheld by Gold Fields if the U.S. Holder does not elect to claim a foreign tax credit for any foreign taxes paid or accrued during the taxable year; however, there are substantial limitations on the deductibility of non-U.S. taxes for non-corporate holders. Recent U.S. Treasury Regulations have added additional limitations on the ability to claim a credit or deduction in respect of non-U.S. taxes.

U.S. Holders that receive payments subject to this withholding tax will be treated, for U.S. federal income tax purposes, as having received the amount of South African taxes withheld by Gold Fields, and as then having paid over the withheld taxes to the South African taxing authorities. As a result, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to dividends paid by Gold Fields may be greater than the amount of cash actually received (or receivable) by the U.S. Holder.

The rules governing foreign tax credits are complex. U.S. Holders are urged to consult their tax own advisors concerning the foreign tax credit implications of South African withholding taxes.

Taxation of a Sale or Other Disposition

Subject to the PFIC rules discussed below under “– U.S. Federal Income Tax Considerations Relating to the Gold Fields Shares and/or Gold Fields ADSs – PFIC Rules”, upon a sale or other disposition of Gold Fields Shares and/or Gold Fields ADSs, other than an exchange of Gold Fields ADSs for Gold Fields Shares and vice versa, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Gold Fields Shares and/or Gold Fields ADSs, in each case determined in U.S. dollars. This capital gain or loss will generally be long-term capital gain or loss if the holding period in the Gold Fields Shares and/or Gold Fields ADSs exceeds one year. The deductibility of capital losses is subject to significant limitations under the Code. Any gain or loss will generally be U.S. source. U.S. Holders are urged to consult their own tax advisors regarding how to account for proceeds received on the sale or other disposition of Gold Fields Shares and/or Gold Fields ADSs that are not paid in U.S. dollars.

To the extent a U.S. Holder incurs securities transfer tax in connection with a transfer or withdrawal of Gold Fields Shares and/or Gold Fields ADSs as described under “Certain South African Income Tax Considerations – Securities Transfer Tax” below, such securities transfer tax generally will not be a creditable tax for U.S. foreign tax credit purposes.

PFIC Rules

A non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules”, either (a) at least 75%. of its gross income is “passive income” or (b) at least 50%. of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. For these purposes, “passive income” generally includes interest, dividends, certain rents and royalties and gains from certain commodities transactions, including transactions involving gold and other precious metals. Net gains from commodities transactions are generally treated as passive income unless such gains are active business gains from the sale of commodities and “substantially all” (at least 85%) of the corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made. In general, cash is a passive asset for these purposes.

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Based on Gold Fields’ and Yamana’s historic and Gold Fields’ anticipated operations, and the projected composition of Gold Fields’ income and assets, Gold Fields does not believe it was a PFIC for its 2021 taxable year and does not expect to be a PFIC for its 2022 taxable year or for the foreseeable future. However, Gold Fields’ possible status as a PFIC must be determined annually after the close of each taxable year on the basis of facts and circumstances that may be beyond Gold Fields’ control, and therefore may be subject to change. In addition, Gold Fields’ possible status as a PFIC will also depend on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that Gold Fields will not be a PFIC for any year in which a U.S. Holder holds Gold Fields Shares and/or Gold Fields ADSs.

If Gold Fields is currently a PFIC or becomes a PFIC at any point during a U.S. Holder’s holding period and such U.S. Holder has not made any of the elections described below, the U.S. Holder will generally be subject to special rules with respect to (i) any “excess distribution” (generally, the amount of any distribution during a taxable year in which distributions received by the U.S. Holder on Gold Fields Shares and/or Gold Fields ADSs are greater than 125%. of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Gold Fields Shares and/or Gold Fields ADSs) and (ii) any gain realised on the sale or other disposition of Gold Fields Shares and/ or Gold Fields ADSs. For purposes of these rules, gifts, under the Proposed PFIC Regulations described above, exchanges pursuant to corporate reorganizations and use of the Gold Fields Shares and/or Gold Fields ADSs as security for a loan may be treated as a taxable disposition of the Gold Fields Shares and/or Gold Fields ADSs.

Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which Gold Fields is a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for individuals or corporations, as appropriate, for that year and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. Additionally, dividends paid by Gold Fields following the Arrangement would not be eligible for the reduced rate of tax described above under “— Certain U.S. Federal Income Tax Considerations Relating to the Gold Fields Shares and/or Gold Fields ADSs—Taxation of Dividends”. Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which Gold Fields is treated as a PFIC with respect to such U.S. Holder and any of Gold Fields’ subsidiaries is also treated as a PFIC. In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any such lower-tier PFIC and be subject to the PFIC rules described above with respect to such lower-tier PFIC regardless of such U.S. Holder’s percentage ownership in Gold Fields. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to their ownership of Gold Fields Shares and/or Gold Fields ADSs as well as to their indirect ownership of equity interests in such lower-tier PFICs.

If Gold Fields is a PFIC in a taxable year and Gold Fields Shares and/or Gold Fields ADSs are treated as “marketable stock” in such year, a U.S. Holder may make a mark-to-market election with respect to its Gold Fields Shares and/or Gold Fields ADSs. A U.S. Holder that makes such election generally will not be subject to the PFIC rules described above. Instead, in general, such U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of the Gold Fields Shares and/or Gold Fields ADSs at the end of the taxable year over the U.S. Holder’s adjusted basis in the Gold Fields Shares and/or Gold Fields ADSs. Such U.S. Holder will also be allowed to take an ordinary loss in respect of the excess, if any, of such holder’s adjusted basis in its Gold Fields Shares and/or Gold Fields ADSs over the fair market value of such Gold Fields Shares and/or Gold Fields ADSs at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in Gold Fields Shares and/or Gold Fields ADSs will be adjusted to reflect any such income or loss amounts. Any gain that is recognised on the sale or other taxable disposition of Gold Fields Shares and/or Gold Fields ADSs would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss. A mark-to-market election cannot be made for any lower-tier PFICs. U.S. Holders are urged to consult their tax advisors regarding the availability and consequences of the mark-to-market election as well as the application of the PFIC rules to their indirect ownership of equity interests in any lower-tier PFICs.

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In some cases, a shareholder of a PFIC may be subject to alternative treatment by making a qualified electing fund (“QEF”) election to be taxed currently on its share of the PFIC’s undistributed income. To make a QEF election with respect to its interests in Gold Fields, Gold Fields must provide U.S. Holders with certain information compiled according to U.S. federal income tax principles. Gold Fields currently does not intend to provide such information for U.S. Holders, and therefore it is expected that this election will not be available to U.S. Holders.

A U.S. Holder who owns, or who is treated as owning, Gold Fields Shares and/or Gold Fields ADSs during any taxable year in which Gold Fields is classified as a PFIC may be required to file IRS Form 8621. U.S. Holders of Golds Fields Shares and/or Golds Fields ADSs are urged to consult their tax advisors regarding the requirement to file IRS Form 8621 and the potential application of the PFIC regime to their investment in Gold Fields Shares and/or Gold Fields ADSs.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to Gold Fields Shares and/or Gold Fields ADSs and any payments received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights under the Arrangement) by U.S. persons will be reported to a U.S. Holder and to the IRS as may be required under applicable regulations. Backup withholding (currently at a 24% rate) may apply to these payments unless the U.S. Holder is (i) a corporation or other exempt recipient and, when required, establishes this exemption or (ii) provides its correct taxpayer identification number, certifies that it is not currently subject to backup withholding tax and otherwise complies with applicable requirements of the backup withholding tax rules. A U.S. Holder that does not provide Gold Fields with its correct taxpayer identification number may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder can be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. U.S. Holders are urged to consult their own tax advisors about these rules and any other reporting obligations that may apply to the ownership and disposition of the Gold Fields Shares and/or Gold Fields ADSs, including requirements relating to the holding of certain “specified foreign financial assets”.

Certain South African Income Tax Considerations

Introduction

The discussion in this section sets forth the material South African tax consequences of the purchase, ownership and disposition of Gold Fields Shares or Gold Fields ADSs under current South African law. Changes in the law may alter the tax treatment of Gold Fields Shares or Gold Fields ADSs, possibly on a retroactive basis.

The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of Gold Fields Shares or Gold Fields ADSs and does not cover tax consequences that depend upon your particular tax circumstances. In particular, the following summary addresses tax consequences for holders of Gold Fields Shares or Gold Fields ADSs who are not residents of, or who do not carry on business in, South Africa and who hold Gold Fields Shares or Gold Fields ADSs as capital assets (that is, for investment purposes). For the purposes of the income tax treaty between South Africa and the United States (the “U.S.-South Africa Income Tax Treaty”), the income tax treaty between South Africa and Canada (the “Canada-South Africa Income Tax Treaty”) and South African tax law, a United States or Canadian tax resident that beneficially holds Gold Fields ADSs will be treated as the owner of the Gold Fields Shares represented by such Gold Fields ADSs. It is recommended that you consult your own tax advisors about the consequences of holding Gold Fields Shares or Gold Fields ADSs, as applicable, in your particular situation.

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A non-resident investor (beneficial holder) generally does not pay any South African taxes other than securities transfer tax when it purchases Gold Fields Shares or Gold Fields ADSs. During the period that the non-resident investor owns the Gold Fields Shares or Gold Fields ADSs, the non-resident investor may receive dividends. For information on the tax consequences of the receipt of dividends, see “– Tax on Dividends”. Where the non-resident investor sells the Gold Fields Shares or Gold Fields ADSs then capital gains tax may be applicable. See “– Capital Gains Tax” and “– Securities Transfer Tax”.

Tax on Dividends

A 20% dividends tax is levied on dividends declared by South African resident companies to non-resident holders of Gold Fields Shares or non-resident holders of Gold Fields ADSs.

Generally, under the U.S.-South Africa Income Tax Treaty, the dividends tax is reduced to:

•	5% of the gross amount of the dividends if the beneficial owner of the Gold Fields Shares is a company holding directly at least 10% of the voting stock of the South African resident company paying the dividends (i.e. Gold Fields); and

•	15% of the gross amount of the dividends in all other cases,

provided that the non-resident holder of Gold Fields Shares or non-resident holder of Gold Fields ADSs provides the South African resident company with certain tax confirmations that it qualifies for the reduced rate of dividends tax.

The above reduced dividends tax rate provisions shall not apply if the beneficial owner of the dividends carries on business in South Africa through a permanent establishment situated in South Africa or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base. In such case, the provisions of Article 7 (Business Profits) or Article 14 (Independent Personal Services) of the U.S.-South Africa Income Tax Treaty, as the case may be, shall apply.

The above reduced dividend rate provisions shall not apply to the extent that the limitation of benefits provisions as set out in Article 22 of the U.S.-South Africa Income Tax Treaty apply to a resident of the United States.

Generally, under the Canada-South Africa Income Tax Treaty, the dividends tax is reduced to:

•	5% of the gross amount of the dividends if the beneficial owner of the Gold Fields Shares is a company which controls directly at least 10% of the voting power in Gold Fields where that company is a resident of Canada; or where that company holds directly at least 10% of the capital of the company paying the dividends where that company is a resident of South Africa; and

•	15% of the gross amount of the dividends in all other cases,

provided that the non-resident holder of Gold Fields Shares or non-resident holder of Gold Fields ADSs provides the South African resident company with certain tax confirmations that it qualifies for the reduced rate of dividends tax.

The above reduced dividends tax rate provisions shall not apply if the beneficial owner of the dividends carries on business in South Africa through a permanent establishment situated in South Africa or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base. In such case, the provisions of Article 7 (Business Profits) or Article 14 (Independent Personal Services) of the Canada-South Africa Income Tax Treaty, as the case may be, shall apply.

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Income Tax

Non-residents are subject to income tax on any amounts received by or accrued to them from a source within South Africa.

Interest earned by a non-resident on a debt instrument issued by a South African company will be regarded as being derived from a South African source but will be regarded as exempt from taxation in terms of section 10(1)(h) of the South African Income Tax Act No 58 of 1962, unless that non-resident is a natural person who was physically present in South Africa for a period exceeding 183 days in aggregate during the 12-month period preceding the date on which the interest is received or accrued, or where the interest arises from debt which is effectively connected to a permanent establishment of that person in South Africa.

However, under the U.S.-South Africa Income Tax Treaty, the non-resident investor is exempt from tax in South Africa in respect of interest if such interest is not attributable to a permanent establishment of the non-resident investor in South Africa or to a fixed base in South Africa through which the non-resident renders independent personal services. In such case, the provisions of Article 7 (Business Profits) or Article 14 (Independent Personal Services) of the U.S.-South Africa Income Tax Treaty, as the case may be, shall apply.

The above reduced interest withholding tax rate provisions shall not apply to the extent that the limitation of benefits provisions as set out in Article 22 of the U.S.-South Africa Income Tax Treaty apply to a resident of the US.

In terms of the Canada-South Africa Income Tax Treaty, the non-resident investor may be taxed in South Africa, at a rate not exceeding 10% of the gross amount in respect of such interest if such interest is not attributable to a permanent establishment of the non-resident investor in South Africa or to a fixed base in South Africa through which the non-resident renders independent personal services. In such case, the provisions of Article 7 (Business Profits) or Article 14 (Independent Personal Services) of the Canada-South Africa Income Tax Treaty, as the case may be, shall apply.

In order to qualify for the exemption from interest withholding tax, the non-resident investor must provide the South African resident company with certain tax confirmations that it qualifies for the exemption from interest withholding tax.

Capital Gains Tax

Under South African domestic tax law, non-resident holders of Gold Fields Shares or non-resident holders of Gold Fields ADSs will not be subject to capital gains tax in South Africa with respect to any capital gains derived from the disposal of those Gold Fields Shares or Gold Fields ADSs. There are two exceptions to this rule. The first is that the non-resident holders will be subject to capital gains tax if 80% or more of the market value of the Gold Fields Shares or Gold Fields ADSs is attributable to immovable property held in South Africa, but only if they, either alone or together with any connected persons in relation to them, hold at least 20% of the equity shares of Gold Fields. Immovable property includes rights to variable or fixed payments as consideration for the working of, or the right to work, mineral deposits, sources and other natural resources. The second exception is if the Gold Fields Shares or Gold Fields ADSs are effectively connected with the non-resident’s permanent establishment in South Africa. A permanent establishment is generally a fixed place of business in South Africa through which the business of a non-South African resident’s enterprise is wholly or partly carried on. The latter considerations (i.e., as to whether the non-resident shareholders of Gold Fields Shares or Gold Fields ADSs will be subject to capital gains tax), will be of relevance in respect to the cash derived on the disposal (on behalf of the non-resident shareholders) of the Gold Fields Excess Shares.

Securities Transfer Tax

No Securities Transfer Tax (“STT”) is payable in South Africa with respect to the issue of a security.

STT is charged at a rate of 0.25% on the taxable amount of the transfer of every security issued by a company or a close corporation incorporated in South Africa, or a company incorporated outside South Africa but listed on an exchange in South Africa, subject to certain exemptions.

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The word “transfer” is broadly defined and includes the transfer, sale, assignment or cession or disposal in any other manner of a security. The cancellation or redemption of a security is also regarded as a transfer unless the company is being liquidated. However, the issue of a security that does not result in a change in beneficial ownership is not regarded as a transfer.

STT is levied on the taxable amount of a security. The taxable amount of a listed security is the greater of:

•	the consideration for the security declared by the transferee; or

•	the closing price of that security.

In the case of a transfer of a listed security, either the member or the participant or the person to whom the security is transferred is liable for the tax. The tax must be paid within a period of 14 days from the end of the month during which the transfer is effected.

Certain United Kingdom Tax Considerations

The following paragraphs, which are intended as a general guide on, and not a substitute for, detailed tax advice, are based on current UK tax legislation and HM Revenue & Customs published practice, in each case as at the latest practicable date before the date of this Circular, both of which are subject to change, possibly with retrospective effect. On September 23, 2022, the then Chancellor of the Exchequer Kwasi Kwarteng announced certain changes to UK tax rates and policy. On October 14, 2022, Kwasi Kwarteng resigned as Chancellor of the Exchequer and his successor Jeremy Hunt is expected to set out the government’s Medium-Term Fiscal Plan on October 31, 2022. The statements regarding the rates of UK income tax and corporation tax below reflect current law and do not take into account proposed or anticipated changes.

They summarize certain limited aspects of the UK taxation treatment of the Arrangement and the ownership of Gold Fields Shares or Gold Fields ADSs, and they relate only to the position of Yamana Shareholders and of holders of Yamana Depositary Interests who are resident and, in the case of individual shareholders, domiciled in the UK for taxation purposes at all relevant times, who hold Yamana Shares or Yamana Depositary Interests (or Gold Fields Shares or Gold Fields ADSs, as appropriate) as an investment (other than under a self-invested personal pension plan or individual savings account) and who are the absolute beneficial owners of those shares.

They do not deal with certain types of shareholders, such as charities, persons who could have acquired their securities by reason of their employment or who are subject to tax on a remittance basis, or hold their shares for the purpose of a trade, market makers, brokers or dealers, collective investment schemes or insurance companies.

If you are in any doubt as to your taxation position or if you are subject to taxation in any jurisdiction other than the UK, you should consult an appropriate professional advisor immediately.

These paragraphs are not applicable to holders of Yamana RSUs, Yamana PSUs, Yamana DSUs, or other conversion or exchange rights to acquire Yamana Shares or cash, and the tax considerations relevant to such holders are not discussed herein. Any such holders referred to above should consult their own tax advisors with respect to the tax consequences of the Arrangement.

Treatment of the Arrangement

It is expected that the exchange of Yamana Shares and Yamana Depositary Interests for the Consideration Shares pursuant to the Arrangement will be a taxable transaction for the purposes of UK capital gains tax or corporation tax on chargeable gains (as applicable) and will generally result in the following UK tax consequences:

•	a UK holder of Yamana Shares or Yamana Depositary Interests may recognize a chargeable gain or an allowable loss (depending on the UK holder’s circumstances and subject to any available exemption or relief) equal to the difference between (a) the sum of the fair market value of Gold Fields Shares and/or Gold Fields ADSs received by such UK holder in the Arrangement, plus any cash received in lieu of Gold Fields Shares and/or Gold Fields ADSs in the case of holders who would otherwise be entitled to fractional Gold Fields Shares and/or Golds Fields ADSs, and (b) the base cost of such UK holder in such Yamana Shares or Yamana Depositary Interests exchanged.

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•	the capital gains tax or corporation tax on chargeable gains (as applicable) base cost of Gold Fields Shares and/or Gold Fields ADSs received by a UK holder of Yamana Shares or Yamana Depositary Interests in the Arrangement will be equal to the aggregate fair market value of those Gold Fields Shares and/or Gold Fields ADSs.

Disposition of any Gold Fields Shares and/or Gold Fields ADSs

It is expected that any future disposal of Gold Fields Shares and/or Gold Fields ADSs would be subject to UK tax on capital gains (depending on the UK holder’s circumstances and subject to any available exemption or relief), with any gain or loss based on the difference between the sale proceeds (or deemed sale proceeds) over the base cost of the Gold Fields Shares or the Gold Fields ADSs, as applicable.

Tax on Dividends on any Gold Fields Shares and/or Gold Fields ADSs

Individual UK Holders

Dividends received by a UK holder that is an individual will generally be subject to UK income tax, as dividend income, on the amount of any dividend paid on the Gold Fields Shares or the Gold Fields ADSs, as applicable (before deduction of any withholding taxes (if any)). Credit may be given for any South African tax withheld, subject to the UK tax rules regarding calculation and availability of such credit. For the 2022/2023 tax year, the first £2,000 (the “Nil Rate Amount”) of the total amount of dividend income received by a UK resident individual in a tax year will be taxed at a nil rate (and so no income tax will be payable in respect of such amounts). For these purposes, “dividend income” includes UK and non-UK source dividends and certain other distributions in respect of shares received by a UK resident individual. If a UK holder’s total dividend income for a tax year exceeds the Nil Rate Amount (such excess being referred to as the “Taxable Excess”) then the Taxable Excess will be subject to UK income tax depending on the tax rate band or bands it falls within. The relevant tax rate band is determined by reference to the UK individual’s total income charged to income tax (including the dividend income charged at a nil rate by virtue of the Nil Rate Amount) less relevant reliefs and allowances (including any personal allowance).

The Taxable Excess is, in effect, treated as the top slice of any resulting taxable income and, for the 2022/2023 tax year: (a) to the extent that the Taxable Excess falls below the basic rate limit, a UK individual who is subject to income tax at the basic rate will be subject to income tax on the Taxable Excess at the dividend basic rate of 8.75%; (b) to the extent that the Taxable Excess falls above the basic rate limit but below the higher rate limit, a UK individual who is subject to income tax at the higher rate will be subject to income tax on it at the dividend upper rate of 33.75%; and (c) to the extent that the Taxable Excess falls above the higher rate limit, a UK individual who is subject to income tax at the additional rate will be subject to income tax on it at the dividend additional rate of 39.35%.

Corporate UK Holders

A UK holder that is within the charge to UK corporation tax and is a “small company” for the purposes of Chapter 2 of Part 9A of the Corporation Tax Act 2009 (“CTA 2009”) will not generally be subject to UK corporation tax (currently at a rate of 19%, which is due to rise to a main rate of 25% for the financial year beginning April 1, 2023) on any dividend received in respect of the Gold Fields Shares or Gold Fields ADSs provided that certain conditions are met (including an anti-avoidance condition). A UK holder that is within the charge to UK corporation tax and which is not a “small company” for the purposes of Chapter 2 of Part 9A of the CTA 2009 will be liable to UK corporation tax (currently at a rate of 19%, which is due to rise to a main rate of 25% for the financial year beginning April 1, 2023) on any dividend it receives in respect of the Gold Fields Shares or Gold Fields ADSs, as applicable, unless the dividend falls within one of the exempt classes set out in Chapter 3 of Part 9A of the CTA 2009 and certain other conditions are met. Although it is likely that most dividends paid on the Gold Fields Shares or Gold Fields ADSs to UK holders that are within the charge to UK corporation tax would fall within one or more of these exempt classes, the exemptions are not comprehensive and are also subject to anti-avoidance rules.

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UK Holders Exercising Dissent Rights

A UK holder that exercises Dissent Rights with respect to its Yamana Shares and is paid cash in exchange for all of such UK Holder’s Yamana Shares should consult their own tax advisors as to the tax consequences of exercising Dissent Rights with respect to their Yamana Shares and being paid cash in exchange for all of their Yamana Shares applicable to them.

OTHER INFORMATION

Interest in Meeting Business and Material Transactions

Other than as set forth in this Circular, none of Yamana, Yamana’s directors or executive officers, or anyone associated or affiliated with any of them, has or had a material interest in any item of business at the Yamana Meeting except for any interest arising from the ownership of Yamana Shares where the Yamana Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of Yamana Shares. A material interest is one that could reasonably interfere with the ability to make independent decisions.

Other than as set forth in this Circular, no director or executive officer of Yamana, or any director or executive officer of a subsidiary of Yamana or any Person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the voting rights attached to the issued and outstanding Yamana Shares, or anyone associated or affiliated with any of them, has or had a direct or indirect material interest in any transaction since the beginning of Yamana’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect, Yamana or any of its subsidiaries.

Legal Matters

Certain legal matters in connection with the Arrangement will be passed upon by Cassels Brock & Blackwell LLP, Paul, Weiss Rifkind, Wharton & Garrison LLP, Bowman Gilfillan Inc. and Norton Rose Fulbright LLP.

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DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the Yamana Shareholders have been approved by the Yamana Board. A copy of this Circular has been sent to: (a) each director of Yamana; (b) each Yamana Shareholder entitled to receive notice of the Yamana Meeting; and (c) the auditor of Yamana.

DATED this 19th day of October 2022

BY ORDER OF THE BOARD OF DIRECTORS OF YAMANA GOLD INC.

“Peter Marrone”
Peter Marrone Executive Chairman

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CONSENT OF EXPERTS

Consent of Canaccord Genuity Corp.

To Yamana Gold Inc. (“Yamana”)

We refer to the full text of the written fairness opinion dated as of May 30, 2022 (the “Canaccord Genuity Fairness Opinion”), which we prepared solely for the benefit and use of Yamana, in connection with the arrangement involving Yamana and Gold Fields Limited, as described in the management information circular of Yamana dated October 19, 2022 (the “Circular”).

We consent to the inclusion of the full text of the Canaccord Genuity Fairness Opinion in Schedule C to the Circular, and reference to our firm name and the Canaccord Genuity Fairness Opinion in the Circular.

The Canaccord Genuity Fairness Opinion was given as at May 30, 2022, and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Yamana shall be entitled to rely upon the Canaccord Genuity Fairness Opinion.

October 19, 2022

(signed) “Canaccord Genuity Corp.”

CANACCORD GENUITY CORP.

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Consent of Scotia Capital Inc.

To the Board of Directors of Yamana Gold Inc. (“Yamana”)

We refer to the full text of the written fairness opinion dated as of May 30, 2022 (the “Scotiabank Fairness Opinion”), which we prepared solely for the benefit and use of the board of directors of Yamana (the “Yamana Board”), in connection with the arrangement involving Yamana and Gold Fields Limited, as described in the management information circular of Yamana dated October 19, 2022 (the “Circular”).

We consent to the inclusion of the full text of the Scotiabank Fairness Opinion in Schedule D to the Circular, and reference to our firm name and the Scotiabank Fairness Opinion in the Circular.

The Scotiabank Fairness Opinion was given as at May 30, 2022, and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Yamana Board shall be entitled to rely upon the Scotiabank Fairness Opinion.

October 19, 2022

(signed) “Scotia Capital Inc.”

SCOTIA CAPITAL INC.

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GLOSSARY OF TERMS

In this Circular and accompanying Notice of Special Meeting of Shareholders of Yamana, unless there is something in the subject matter inconsistent therewith, the following terms will have the respective meanings set out below, words importing the singular number will include the plural and vice versa and words importing any gender will include all genders.

“ADS” has the meaning given to it under the heading “Description of American Depositary Shares – American Depositary Shares”.

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement, such advance ruling certificate having not been modified or withdrawn prior to the Effective Time.

“Affiliate” or “affiliate” means, in respect of a Person, another Person if one of them is a Subsidiary of the other or each one of them is controlled, directly or directly, by the same Person; provided that in no case shall an “affiliate” of Yamana or any of its Subsidiaries include the Yamana Material JV Entities.

“allowable capital loss” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Announcement Date” means May 31, 2022, being the date that Gold Fields and Yamana announced the entering into of the Arrangement Agreement.

“Arrangement” means the arrangement of Yamana under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Gold Fields and Yamana, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of May 31, 2022 between Gold Fields and Yamana, including all schedules annexed thereto as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Arrangement Resolution” means the special resolution of Yamana Shareholders approving the Arrangement which is to be considered at the Yamana Meeting, substantially in the form attached as Schedule A hereto.

“Articles of Arrangement” means the articles of arrangement of Yamana to be filed in accordance with the CBCA evidencing the Arrangement.

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, registration, consent, right (including any prospecting or mining right), notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person.

“Base Premium” has the meaning given to it under the heading “Regulatory Matters and Approvals – Interests of Certain Persons or Companies in the Arrangement – Insurance and Indemnification”.

“BNYM” has the meaning given to it under the heading “Description of American Depositary Shares”.

“Broadridge” means Broadridge Financial Services, Inc.

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in the Province of Ontario, the State of New York or in South Africa.

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“Canaccord Genuity” means Canaccord Genuity Corp., financial advisor to Yamana.

“Canaccord Genuity Fairness Opinion” means the opinion of Canaccord Genuity, dated May 30, 2022, provided to the Yamana Board to the effect that, as of May 30, 2022, and based upon and subject to the assumptions, limitations and qualifications set out therein and such other matters as Canaccord Genuity considered relevant, the Consideration to be received by Yamana Shareholders is fair, from a financial point of view, to the Yamana Shareholders, a copy of which is attached to this Circular at Schedule C.

“Canada–South Africa Income Tax Treaty” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain South African Income Tax Considerations – Introduction”.

“Canadian Securities Authorities” means the securities commission or other securities regulatory authority of each province and territory of Canada.

“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada.

“Cassels” means Cassels Brock & Blackwell LLP, Yamana’s legal counsel.

“CBCA” means the Canada Business Corporations Act, including the rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded.

“CDS” means CDS Clearing and Depository Services Inc., which acts as nominee for certain Canadian brokerage firms.

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued by the Director pursuant to Section 192(7) of the CBCA.

“CIBC” has the meaning given to it under the heading “The Arrangement – Asset Valuation Report – CIBC Valuation Report”.

“CIBC Valuation Report” has the meaning given to it under the heading “The Arrangement – Asset Valuation Report – CIBC Valuation Report”.

“CIM” has the meaning given to it under the heading “Notice to Yamana Securityholders in the United States – Cautionary Note to Yamana Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resource”.

“CIM Standards” has the meaning given to it under the heading “Notice to Yamana Securityholders in the United States – Cautionary Note to Yamana Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resource”.

“CIMVAL Code” has the meaning given to it under the heading “The Arrangement – Asset Valuation Report – CIBC Valuation Report”.

“Circular” means this management information circular, including all schedules, appendices and exhibits hereto, and information incorporated by reference herein, sent by Yamana to Yamana Shareholders in connection with the Yamana Meeting, as amended, supplemented or otherwise modified from time to time.

“Code” means the United States Internal Revenue Code of 1986, including the rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded.

“Combined Company” means Gold Fields or its successors after completion of the Arrangement.

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“Combined Company Board” means the board of directors of the Combined Company as the same is constituted from time to time.

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and includes any Person designated by the Commissioner to act on his behalf.

“Companies and Intellectual Property Commission” means the Companies and Intellectual Property Commission, a statutory body established in terms of section 185 of the SACA.

“Competition Act” means the Competition Act (Canada) and the regulations promulgated thereunder.

“Competition Act Approval” means that, in connection with the transactions contemplated by the Arrangement Agreement, either (a) the applicable waiting period under subsection 123(1) of the Competition Act shall have expired or been terminated in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with subsection 113(c) of the Competition Act, and the Commissioner shall have issued a No Action Letter; or (b) the Commissioner shall have issued an Advance Ruling Certificate.

“Competition Challenge” has the meaning given to it under the heading “Regulatory Matters and Approvals – Key Regulatory Approvals – Canadian Competition Approval”.

“Competition Tribunal” means the tribunal established under the Competition Tribunal Act (Canada).

“Computershare” means Computershare Trust Company of Canada, in its capacity as transfer agent of Yamana.

“Computershare UK” means Computershare Investor Services PLC.

“Confidentiality Agreement” means the confidentiality agreement between Gold Fields and Yamana dated February 9, 2022.

“Consideration” means, for each Yamana Share, the number of Consideration Shares equal to the Exchange Ratio.

“Consideration Shares” means the Gold Fields Shares and the Gold Fields ADSs to be issued as Consideration pursuant to the Arrangement.

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject.

“Controlling Individual” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment by Registered Plans”.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“COVID-19” means the coronavirus disease 2019 (commonly referred to as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19.

“COVID-19 Measures” means commercially reasonable measures undertaken by Gold Fields or Yamana or any of their respective Subsidiaries to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, curfew, shut down, closure, sequester, travel restrictions or any other applicable Laws, or any other similar directives, guidelines or recommendations issued by any Governmental Entity in connection with or in response to COVID-19.

“COVID-19 Subsidy” means the Canada Emergency Rent Subsidy, the Canada Emergency Wage Subsidy, and any other COVID-19 related direct or indirect wage, rent or other subsidy or loan offered by a federal, provincial, territorial, state, local or foreign Governmental Entity.

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“CRA” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

“CREST” means the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the CREST Regulations operated by Euroclear.

“CREST Manual” means the rules governing the operation of CREST as published by Euroclear.

“CREST Regulations” means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended.

“CREST Voting Instruction” has the meaning given to it under the heading “Information Concerning the Holders of Yamana Depositary Interests”.

“CTA 2009” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain United Kingdom Tax Considerations – Tax on Dividends on any Gold Fields Shares and/or Gold Fields ADSs – Corporate UK shareholders”.

“Deloitte LLP” means Deloitte LLP.

“Depositary” means Computershare Investor Services Inc., in its capacity as the depositary under the Arrangement.

“Deposit Agreement” means the Deposit Agreement dated February 2, 1998, as amended and restated as of May 21, 2002, among Gold Fields, BNYM and all owners and beneficial owners of Gold Fields ADRs.

“Development Agreements” has the meaning given to it under the heading “Risk Factors – Risk Factors Relating to the Combined Company”.

“Director” means the Director appointed pursuant to section 260 of the CBCA.

“Dissent Notice” has the meaning given to it under the heading “Rights of Dissenting Shareholders”.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Dissenting Shareholders” means a Registered Yamana Shareholder who has validly exercised Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Yamana Shares in respect of which Dissent Rights are validly exercised by such Yamana Shareholder.

“Dissent Shares” means the Yamana Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised the Dissent Rights.

“dividend income” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain United Kingdom Tax Considerations – Tax on Dividends on any Gold Fields Shares and/or Gold Fields ADSs – Individual Holders”.

“DRS Statement” means a direct registration statement issued by a transfer agent evidencing the securities held by a securityholder in book-based form in lieu of a physical share certificate.

“DTC” means The Depositary Trust Company.

“EDGAR” means the Electronic Document Gathering and Retrieval system of the SEC.

“Effective Date” means the date upon which the Arrangement becomes effective, which will be the date shown in the Certificate of Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time as agreed to by Gold Fields and Yamana in writing.

“Election Deadline” means 5:00 p.m. (Toronto time) on the Business Day which is three Business Days preceding the Effective Date.

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“Euroclear” means Euroclear UK & International Limited, the operator of CREST.

“Excess Share Proceeds” has the meaning ascribed to it in “The Arrangement – Procedure for Exchange of Yamana Shares for Consideration Shares and Excess Share Proceeds and Letter of Transmittal”.

“Exchange Control Regulations” has the meaning given to it under the heading “Regulatory Matters and Approvals – SARB Approval”.

“Exchange Ratio” means for each Yamana Share, 0.6 of a Consideration Share, subject to adjustment pursuant to the Arrangement Agreement.

“Exclusivity Agreement” means the exclusivity agreement between Yamana and Gold Fields dated May 26, 2022.

“Fasken” means Fasken Martineau DuMoulin LLP, Gold Fields’ legal counsel.

“FCA” means the Financial Conduct Authority of the United Kingdom, in its capacity as the competent authority for the purposes of Part VI of FSMA and the FSA.

“Final Order” means the final order of the Court pursuant to section 192 of the CBCA, in form and substance acceptable to Gold Fields and Yamana, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of Gold Fields and Yamana, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to Gold Fields and Yamana, each acting reasonably).

“Former Gold Fields Shareholders” means the Gold Fields Shareholders immediately prior to the Effective Time.

“Former Yamana Shareholders” means the Yamana Shareholders immediately prior to the Effective Time.

“Form of Instruction” means the form of instruction for holders of Yamana Depositary Interests in connection with voting at the Yamana Meeting.

“FSA” means the UK Financial Services Act 2012, as amended from time to time.

“FSD” has the meaning given to it under the heading “Regulatory Matters and Approvals – SARB Approval”.

“FSMA” means the Financial Services and Markets Act 2000, as amended from time to time.

“GAAP” means generally accepted accounting principles.

“GEO” means gold equivalent ounce.

“Glencore” has the meaning given to it under the heading “Schedule I – Information Concerning Yamana – Recent Developments”.

“Gold Fields” means Gold Fields Limited, a public company registered in accordance with the Laws of South Africa.

“Gold Fields 2012 Share Plan” means the Gold Fields share plan dated May 22, 2012, as amended.

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“Gold Fields Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only Gold Fields and/or one or more of its wholly-owned Subsidiaries, any offer, proposal, expression of interest or inquiry from, or public announcement of intention by, any Person or group (as defined in section 13(d) of the U.S. Exchange Act) of Persons (other than Yamana or any affiliate of Yamana), whether or not in writing and whether or not delivered to Gold Fields Shareholders, relating to: (a) any acquisition or purchase (or any lease, joint venture or any other arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of (i) the assets of Gold Fields and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Gold Fields and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Gold Fields and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Gold Fields), or (ii) 20% or more of any voting or equity securities of Gold Fields or 20% or more of any voting or equity securities of any one or more of Gold Fields’ Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of Gold Fields and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Gold Fields); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group (as defined in section 13(d) of the U.S. Exchange Act) of Persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Gold Fields; (c) a plan or scheme of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving Gold Fields or any of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Gold Fields and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Gold Fields and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Gold Fields); or (d) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement.

“Gold Fields ADSs” means the Gold Fields American depositary shares, evidenced by the Gold Fields ADRs, each representing an interest in one Gold Fields Share in accordance with the terms of the Deposit Agreement.

“Gold Fields ADRs” means the Gold Fields American depositary receipts evidencing the Gold Fields ADSs.

“Gold Fields Board” means the board of directors of Gold Fields as the same is constituted from time to time.

“Gold Fields Board Recommendation” means the unanimous recommendation of the Gold Fields Board to Gold Fields Shareholders that they vote in favour of the Gold Fields Resolutions.

“Gold Fields Change in Recommendation” means where the Gold Fields Board (a) (i) fails to makes, or withdraws, amends, modifies or qualifies, in a manner adverse to Yamana or fails to publicly reaffirm (without qualification) the Gold Fields Board Recommendation within five Business Days (and in any case prior to the third Business Day prior to the date of the Gold Fields Meeting) after having been requested in writing by Yamana to do so (acting reasonably), or (ii) accepts, approves, endorses or recommends a Gold Fields Acquisition Proposal (or publicly proposes to do so), or (iii) takes no position or a neutral position with respect to a Gold Fields Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Gold Fields Meeting, if such date is sooner) after the public announcement of such Gold Fields Acquisition Proposal; or (b) resolves or proposes to take any of the foregoing actions.

“Gold Fields Circular” means, collectively, the notice of the Gold Fields Meeting and accompany circular, including all schedules, appendices and exhibits thereto and enclosed therewith, to be sent to Gold Fields Shareholders in connection with the Gold Fields Meeting, as amended, supplemented or otherwise modified from time to time.

“Gold Fields Excess Shares” has the meaning ascribed to it in “The Arrangement – Treatment of Fractional Consideration Shares”.

“Gold Fields Material Adverse Effect” means a Material Adverse Effect in relation to Gold Fields.

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“Gold Fields Meeting” means the general meeting of Gold Fields Shareholders, including any adjournment or postponement thereof, to be called and held to consider the Gold Fields Resolutions.

“Gold Fields MOI” has the meaning given to it under the heading “Schedule G – Comparison of Shareholder Rights under the CBCA and the SACA”.

“Gold Fields Projections” has the meaning given to it under the heading “Risk Factors – Risk Factors Relating to the Arrangement”.

“Gold Fields Resolutions” means the resolutions of Gold Fields Shareholders required to implement the Arrangement including, among others, resolutions of Gold Fields Shareholders (a) approving the acquisition of the Yamana Shares pursuant to the Arrangement, including as a category 1 transaction under the JSE Listings Requirements (the “Category 1 Transaction Resolution”), and (b) approving the issuance of Gold Fields Shares to the Yamana Shareholders pursuant to the Arrangement (the “Gold Fields Share Issuance Resolution”).

“Gold Fields Shareholder Approval” means the approval of the Gold Fields Resolutions by the requisite majorities of Gold Fields Shareholders in accordance with the Gold Fields memorandum of incorporation, the SACA and the JSE Listings Requirements, as applicable, at the Gold Fields Meeting.

“Gold Fields Shareholders” means the holders of Gold Fields Shares.

“Gold Fields Shares” means the ordinary shares with no par value in the authorized share capital of Gold Fields.

“Gold Fields Subco” means Gold Fields Holding Company Ltd., a corporation incorporated under the laws of the British Virgin Islands or such other entity as may be designated by Gold Fields in its sole discretion.

“Gold Fields Superior Proposal” means an unsolicited bona fide written Gold Fields Acquisition Proposal from a Person or Persons who is or are, as at the date of the Arrangement Agreement, a party that deals at arm’s length with Gold Fields, that complies with Securities Laws and is not obtained in violation of the Arrangement Agreement or any agreement between the Person making such Gold Fields Acquisition Proposal and Gold Fields, to acquire 100% of the outstanding Gold Fields Shares (other than Gold Fields Shares beneficially owned by the Person or Persons making such Gold Fields Acquisition Proposal) or all or substantially all of the assets of Gold Fields and its Subsidiaries on a consolidated basis made after the date of the Arrangement Agreement: (a) that is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full; (b) that is not subject to a due diligence and/or access condition; (c) that is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Gold Fields Acquisition Proposal and the Person making such Gold Fields Acquisition Proposal; and (d) in respect of which the Gold Fields Board determines in good faith, after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of such Gold Fields Acquisition Proposal and all factors and matters considered appropriate in good faith by the Gold Fields Board, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the Gold Fields Shareholders than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by Yamana pursuant to the Arrangement Agreement).

“Gold Fields Support Agreements” means the voting and support agreements dated May 31, 2022 (including all amendments thereto) between Yamana and the Gold Fields Supporting Shareholders setting forth the terms and conditions upon which they agree to vote their Gold Fields Shares or Gold Fields ADS, as applicable, in favour of the Gold Fields Resolutions.

“Gold Fields Supporting Shareholders” means all of the directors and members of the executive committee of Gold Fields that have entered into Gold Fields Support Agreements.

“Gold Fields Termination Fee” means US$450 million.

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“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including the TSX, NYSE, LSE and JSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust/competition, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing.

“GRA” has the meaning given to it under the heading “Risk Factors – Risk Factors Relating to the Combined Company”.

“Holder” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

“IFRS” means: (a) in the case of Yamana, generally accepted accounting principles in Canada from time to time, as issued by the International Accounting Standards Board; and (b) in the case of Gold Fields, in accordance with International Accounting Standards as issued by the International Accounting Standards Board from time to time including, for the avoidance of doubt, the Financial Reporting Guides as issued by the South African Institute of Chartered Accountants' Accounting Practices Committee, Financial Reporting Pronouncements as issued by the South African Financial Reporting Standards Council, the JSE Listings Requirements and the SACA as the same may be amended, supplemented or replaced from time to time.

“including” means including without limitation, and “include” and “includes” have a corresponding meaning.

“Interim Order” means the interim order made after the application to the Court pursuant to subsection 192 of the CBCA in form and substance acceptable to Gold Fields and Yamana, each acting reasonably, providing for, among other things, the calling and holding of the Yamana Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of Gold Fields and Yamana, each acting reasonably.

“Intermediary” includes a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary.

“Investment Assets” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain Canadian Federal Income Tax Consideration – Holders Resident in Canada – Offshore Investment Fund Property Rules”.

“Investment Canada Act” means the Investment Canada Act (Canada), including the rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded.

“Investment Canada Act Approval” means the responsible Minister under the Investment Canada Act shall have sent a notice stating that such Minister is satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada, or such Minister having been deemed in accordance with the Investment Canada Act to be satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada.

“IRS” means the United States Internal Revenue Service.

“JSE” means JSE Limited, a public company incorporated under the Laws of South Africa under registration number 2005/022939/06, or the securities exchange operated by the JSE Limited and licensed in terms of the South African Financial Markets Act No. 19 of 2012, as the context may require.

“JSE Approval” means confirmation from the JSE that it has approved the Gold Fields Circular.

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“JSE Listings Requirements” the listings requirements issued by the JSE in terms of the South African Financial Markets Act No. 19 of 2012.

“Key Regulatory Approvals” means the Competition Act Approval, the Investment Canada Act Approval and the SARB Approval.

“Laurel Hill” means the Laurel Hill Advisory Group Company, strategic shareholder advisor and proxy solicitation agent to Yamana.

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Canadian Securities Laws, U.S. Securities Laws, South African Securities Laws and UK Securities Laws and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Persons or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities.

“Letter of Transmittal” means the letter of transmittal and election form, in a form reasonably satisfactory to Gold Fields, to be delivered by Yamana to Yamana Shareholders providing for the delivery of the Yamana Shares to the Depositary and for the payment of the Consideration.

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, statutory or deemed trusts, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“LOM Plans” has the meaning given to it under the heading “The Arrangement – Asset Valuation Report – CIBC Valuation Report”.

“LSE” means the London Stock Exchange plc or, where used in the context of the de-listing of the Yamana Shares, means both (a) the cancellation of the listing of the Yamana Shares on the standard segment of the Official List; and (b) the cancellation of admission to trading of the Yamana Shares on the Main Market of the London Stock Exchange plc.

“Manual” has the meaning given to it under the heading “Regulatory Matters and Approvals – SARB Approval”.

“Material Adverse Effect” means, in relation to a Party, any event, change, occurrence, effect or state of facts that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, results of operations or financial condition of such Party and its Subsidiaries taken as a whole; provided that no event, change, occurrence, effect or state of facts shall be deemed to constitute, nor shall any of the foregoing be taken into account in determining whether there has been a Material Adverse Effect, to the extent that such event, change, occurrence, effect or state of facts results from or arises out of:

(a)	any change or development generally affecting the gold mining, silver mining or copper mining industries;

(b)	any change or development in political conditions in Canada, the United States, South Africa or other states or countries in which such Party has material operations or globally (including any act of terrorism or sabotage or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(c)	any change in general economic, business or regulatory conditions or in financial, credit, currency or securities markets in Canada, the United States, South Africa or other states or countries in which such Party has material operations or globally;

(d)	any change (on a current or forward basis) in the price of gold, silver or copper;

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(e)	any adoption, proposed implementation or change in applicable Law or any interpretation or application (or non-application) thereof by any Governmental Entity, or that result from any action taken for the purpose of complying with any of the foregoing;

(f)	any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which it conducts business, or that result from any action taken for the purpose of complying with any of the foregoing;

(g)	the commencement or continuation of any epidemic, pandemic (including COVID-19) or other outbreak of illness or public health event, including the escalation or worsening thereof, and including any measures introduced by any Governmental Entity to address such epidemic, pandemic or other outbreak or public health event;

(h)	the execution, announcement or performance of the Arrangement Agreement or the consummation of the transactions contemplated therein (provided that this clause shall not apply to any representation or warranty in the Arrangement Agreement to the extent the purpose of such representation or warranty is to expressly address the consequences resulting from the execution and delivery of the Arrangement Agreement or the consummation of the transactions contemplated therein);

(i)	compliance with the terms of, or the taking of any actions or omission to take any action expressly required by, the Arrangement Agreement;

(j)	any actions taken (or omitted to be taken) which Gold Fields or Yamana, as applicable, has requested or consented to in writing;

(k)	any failure by a Party to meet any analysts’ estimates or expectations in respect of revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the causes, facts or occurrences giving rise to or contributing to such failures may, if not otherwise excluded from the definition of Material Adverse Effect, constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect);

(l)	any Proceedings made or brought by any of the current or former shareholders of such Party (on their own behalf or on behalf of such Party) against Gold Fields, Yamana or any of their directors or officers, arising out of the Arrangement Agreement or the transactions contemplated thereby; or

(m)	any change in the market price or trading volume of any securities of such Party (it being understood, without limiting the applicability of paragraphs (a) through (l), that the causes underlying such changes in market price or trading volume may, if not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

provided, however, that: (i) to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (a), (b), (c), (d), (e), (f) or (g) disproportionately adversely affect such Person and its Subsidiaries, taken as a whole, as compared to other companies operating in the industry in which such Party operates; and (ii) references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

“material fact” and “material change” have the meanings ascribed to them in the Securities Act; provided, that with respect to any documents filed or furnished by Yamana with or to the SEC, “material fact” includes a fact that is “material”, where “material” has the meaning ascribed to it in the U.S. Exchange Act.

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“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Minister” means the Minister of Innovation, Science and Economic Development Canada and/or other Ministers responsible for the Investment Canada Act.

“misrepresentation” means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

“MOE” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement – Execution of Board Mandated Strategic Considerations”.

“MOI” has the meaning given to it under the heading “Schedule G – Comparison of Shareholder Rights under the CBCA and the SACA”.

“Named Executive Officers” has the meaning given to it under the heading “Regulatory Matters and Approvals – Interests of Certain Persons or Companies in the Arrangement – Change of Control Provisions”.

“NAV” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement – Strategic Review”.

“Newmont” has the meaning given to it under the heading “Schedule I – Information Concerning Yamana – Recent Developments”.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions.

“NI 45-102” means National Instrument 45-102 – Resale of Securities.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

“NI 52-107” means National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards.

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

“Nil Rate Amount” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain United Kingdom Tax Considerations – Tax on Dividends on any Gold Fields Shares and/or Gold Fields ADSs – Individual Holders”.

“No Action Letter” means written confirmation from the Commissioner that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of any of the transactions contemplated by the Arrangement Agreement, such written confirmation having not been modified or withdrawn prior to the Effective Time.

“Non-Registered Yamana Shareholders” means a non-registered holder of Yamana Shares.

“Non-Resident Dissenter” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders”.

“Non-Resident Holder” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

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“notice of appearance” means the notice which must be filed by a Person who wishes to appear, or to be represented, and to present evidence at the hearing in respect of the Final Order as set out in the Interim Order.

“Notice of Application” means the notice of application to the Court to obtain the Final Order, a copy of which is attached to this Circular at Schedule E.

“Notice of Special Meeting of Shareholders of Yamana” means the notice to the Yamana Shareholders which accompanies this Circular.

“Notifiable Transactions” has the meaning given to it under the heading “Regulatory Matters and Approvals – Key Regulatory Approvals – Canadian Competition Approval”.

“Notification” has the meaning given to it under the heading “Regulatory Matters and Approvals – Key Regulatory Approvals – Canadian Competition Approval”.

“NYSE” means the New York Stock Exchange LLC.

“offer to pay” has the meaning given to it under the heading “Rights of Dissenting Shareholders”.

“officer” has the meaning ascribed to it in the Securities Act.

“OIF Rules” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain Canadian Federal Income Tax Consideration – Holders Resident in Canada – Offshore Investment Fund Property Rules”.

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“ordinary course of business”, or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person, is commercially reasonable in the circumstances in which it is taken, and is taken in the ordinary course of the normal day-to-day business and operations of such Person.

“Outside Date” means November 30, 2022 or such later date as may be agreed to in writing by the Parties; provided that, if the Effective Date has not occurred by November 30, 2022 as a result of the failure to obtain all of the Key Regulatory Approvals, then any Party may elect by notice in writing delivered to the other Party by no later than 5:00 p.m. (Toronto time) on a date that is on or prior to such date or, in the case of subsequent extensions, the date that is on or prior to the Outside Date, as previously extended, to extend the Outside Date from time to time by a specified period of not less than five days and not more than 15 days, provided that in aggregate such extensions shall not exceed 60 days from November 30, 2022; provided further that, notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to satisfy any such condition is primarily the result of the breach by such Party of its representations and warranties set forth in the Arrangement Agreement or such Party’s failure to comply with its covenants therein.

“Parties” means Yamana and Gold Fields, and “Party” means either one of them, as the context requires.

“Party Five” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement – Execution of Board Mandated Strategic Considerations – Specific Engagements”.

“Party Four” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement – Execution of Board Mandated Strategic Considerations – Specific Engagements”.

“Party One” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement – Execution of Board Mandated Strategic Considerations – Specific Engagements”.

“Party Three” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement – Execution of Board Mandated Strategic Considerations – Specific Engagements”.

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“Party Two” has the meaning given to it under the heading “The Arrangement – Background to the Arrangement – Execution of Board Mandated Strategic Considerations – Specific Engagements”.

“payment demand” has the meaning given to it under the heading “Rights of Dissenting Shareholders”.

“PCAOB” means Public Company Accounting Oversight Board (United States).

“Permitted Acquisition Agreement” means an agreement, arrangement or understanding entered into by a Party to implement, pursue or support a Yamana Superior Proposal or a Gold Fields Superior Proposal, as applicable, which:

(a)	other than in respect of the requirement for such Party to make a Yamana Change in Recommendation or a Gold Fields Change in Recommendation, as applicable, as provided in the Arrangement Agreement, all obligations of Yamana or Gold Fields, as applicable, (other than confidentiality and standstill obligations) contained in the agreement, arrangement or understanding are effective only following the satisfaction of a condition precedent that: (i) in the case of an agreement, arrangement or understanding entered into by Yamana, the Arrangement Resolution shall have failed to receive the Yamana Shareholder Approval at the Yamana Meeting (including any adjournments or postponements thereof) in accordance with the Interim Order; or (ii) in the case of an agreement, arrangement or understanding entered into by Gold Fields, the Gold Fields Resolutions shall have failed to receive the Gold Fields Shareholder Approval at the Gold Fields Meeting (including any adjournment or postponement thereof);

(b)	other than as required by Law prior to the satisfaction of the applicable condition precedent referred to in clause (a) above, does not require or permit such Party to take any further steps in respect of the Yamana Superior Proposal or Gold Fields Superior Proposal, as applicable, including any filing or notice to any Governmental Entity, until the applicable condition precedent referred to in clause (a) above has been satisfied;

(c)	terminates automatically in accordance with its terms, and is of no further force or effect, immediately upon the failure of the applicable condition precedent referred to in clause (a) above to be satisfied;

(d)	does not contain any provisions providing for the payment of any amount or the taking of any other action by such Party as a result of the completion of the transactions contemplated by the Arrangement Agreement or the failure to satisfy the applicable condition precedent referred to in clause (a) above; and

(e)	other than in respect of the ability of such Party to make a Yamana Change in Recommendation or a Gold Fields Change in Recommendation, as applicable, upon the entering into of the agreement, arrangement or understanding as provided in the Arrangement Agreement, such agreement, arrangement or understanding does not by its terms otherwise prevent, delay or inhibit, in any way, such Party from completing the Arrangement in accordance with the terms of the Arrangement Agreement unless and until such time as the applicable condition precedent referred to in clause (a) above is satisfied.

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“PFIC” means a passive foreign investment company for U.S. federal income tax purposes.

“PHAC” has the meaning given to it under the heading “Information Concerning the Yamana Meeting.

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“Plan of Arrangement” means the plan of arrangement of Yamana, substantially in the form attached as Schedule B to this Circular, and any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement or upon the direction of the Court in the Final Order.

“Pre-Acquisition Reorganization” has the meaning given to it under the heading “The Transaction Agreements – the Arrangement Agreement – Covenants – Pre-Acquisition Reorganization”.

“Preference Shares” has the meaning given to it under the heading “Schedule I – Information Concerning Yamana – Description of Share Capital”.

“Projections” has the meaning given to it under the heading “Risk Factors – Risk Factors Relating to the Arrangement”.

“Proposed Amendments” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

“Proposed PFIC Regulations” means the proposed U.S. Treasury Regulations promulgated under section 1291(f) of the Code.

“QEF” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Considerations Relating to the Gold Fields Shares and Gold Fields ADSs – PFIC Rules”.

“Qualified Person” means a “qualified person” within the meaning given to such term in NI 43-101.

“Record Date” means the record date for determining the Yamana Shareholders who are entitled to receive notice of and vote at the Yamana Meeting, being the close of business on October 18, 2022.

“Registered Plan” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment by Registered Plans”.

“Registered Yamana Shareholders” means the Persons whose names appear on the register maintained by or on behalf of Yamana as the owners of Yamana Shares.

“Regulation S” means Regulation S promulgated under the U.S. Securities Act.

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in relation to the consummation of the transactions contemplated by the Arrangement Agreement, including the Key Regulatory Approvals.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees and other representatives acting on its behalf, including any financial advisors, attorneys and accountants.

“Resident Dissenter” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders”.

“Resident Holder” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

“Response Period” has the meaning given to it under the heading “Transaction Agreements – the Arrangement Agreement – Covenants – Non-Solicitation Covenants”.

“Reviewable Transaction” has the meaning given to it under the heading “Regulatory Matters and Approvals – Key Regulatory Approvals – Investment Canada Act Approval”.

“Rule 144” means Rule 144 under the U.S. Securities Act.

“SACA” means the South African Companies Act No. 71 of 2008, together with the Companies Regulations 2011 promulgated thereunder.

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“SARB” has the meaning given to it under the heading “Regulatory Matters and Approvals – SARB Approval”.

“SARB Approval” means SARB providing in writing and in accordance with all applicable Laws any and all exchange control approvals required in terms of the Exchange Control Regulations made in terms of the Currency and Exchanges Act No. 9 of 1993 of South Africa, as amended and all directive and rulings issued thereunder, for the Parties to enter into and perform their respective obligations under the Arrangement Agreement and complete the Arrangement, which such approval was obtained by Gold Fields on July 22, 2022.

“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002.

“Scotiabank” means Scotia Capital Inc., financial advisor to the Yamana Board.

“Scotiabank Fairness Opinion” means the opinion of Scotiabank, dated May 30, 2022, provided to the Yamana Board to the effect that, as of May 30, 2022, and based upon and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Yamana Shareholders pursuant to the Arrangement is fair from a financial point of view to the Yamana Shareholders, a copy of which is attached to this Circular at Schedule D.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act (Ontario), including the rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded.

“Securities Laws” means collectively, Canadian Securities Laws, U.S. Securities Laws, South African Securities Laws and UK Securities Laws.

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

“South Africa” means the Republic of South Africa.

“South African Securities Laws” means the South African Financial Markets Act No. 19 of 2012, together with all other applicable securities Laws, rules and regulations and published policies thereunder or related thereto.

“Statutory Plans” means statutory benefit plans which a Party and any of its Subsidiaries are required to participate in or comply with, including any benefit plan administered by any federal or provincial government and any benefit plans administered pursuant to applicable health, tax, workplace safety insurance, and employment insurance legislation.

“Stifel GMP” means Stifel Nicolaus Canada Inc., financial advisor to Yamana.

“Stock Exchange Approvals” means receipt of (a) the approval for listing on the JSE and acceptance by Strate of the Gold Fields Shares to be issued pursuant to the Arrangement, subject to customary conditions, and (b) the approval for listing on the NYSE of the Gold Fields ADSs to be issued pursuant to the Arrangement, subject to customary conditions.

“Strate” means Strate Proprietary Limited, a private company incorporated under the Laws of South Africa under registration number 1998/022242/07 and registered as a central securities depository in terms of the South African Financial Markets Act No. 19 of 2012.

“STT” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain South African Income Tax Considerations – Securities Transfer Tax”.

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“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary. A Person is considered to “control” another Person if: (a) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation; (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or (c) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

“Supplementary Information Request” has the meaning given to it under the heading “Regulatory Matters and Approvals – Key Regulatory Approvals – Canadian Competition Approval”.

“Support Agreements” means, collectively, the Gold Fields Support Agreements and the Yamana Support Agreement.

“Takeover Regulation Panel” means the Takeover Regulation Panel, a statutory body established in terms of section 196 of the SACA.

“Tax” or “Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees, any special COVID-19 tax relief (including, for greater certainty, any COVID-19 Subsidy) and all employment insurance, health insurance and federal, state, provincial and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or secondary liability in respect of any of the foregoing.

“Tax Act” means the Income Tax Act (Canada), including the rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded.

“taxable capital gain” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Taxable Excess” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain United Kingdom Tax Considerations – Tax on Dividends on any Gold Fields Shares and/or Gold Fields ADSs – Individual Holders”.

“Technical Reports” has the meaning given to it under the heading “The Arrangement – Asset Valuation Report – CIBC Valuation Report”.

“Treasury” has the meaning given to it under the heading “Regulatory Matters and Approvals – SARB Approval”.

“TSX” means the Toronto Stock Exchange.

“United Kingdom” or “UK” means the United Kingdom of Great Britain and Northern Ireland.

“UK DTRs” means the disclosure guidance and transparency rules made by the FCA under section 73A of FSMA.

“UK MAR” means Regulation (EU) No.596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, as applicable in the UK by virtue of section 3 of the European Union (Withdrawal) Act 2018, as amended from time to time (including by the Market Abuse (Amendment) (EU Exit) Regulations 2019 (SI 2019/310)).

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“UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018.

“UK Prospectus Regulation Rules” means the prospectus regulation rules made by the FCA under section 73A of FSMA.

“UK Securities Laws” means the UK Prospectus Regulation Rules, the UK Listing Rules, UK MAR, the UK DTRs, FSMA, the FSA and the Criminal Justice Act 2003 (each as amended from time to time) and all other applicable listing and disclosure requirements to which Yamana is subject by virtue of the listing of the Yamana Shares on the standard segment of the Main Market of the LSE.

“U.S.” or “United States” means United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, including the rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded.

“U.S. Holder” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain United States Federal Income Tax Considerations”.

“U.S. Securities Act” means the U.S. Securities Act of 1933, including the rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded.

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and all other applicable U.S. federal securities laws.

“U.S.-South Africa Income Tax Treaty” has the meaning given to it under the heading “Certain Income and Other Tax Considerations – Certain South African Income Tax Considerations – Introduction”.

“U.S. Treasury Regulations” means the income tax regulations promulgated under the Code, as such regulations may be amended from time to time.

“Waiver” has the meaning given to it under the heading “Regulatory Matters and Approvals – Key Regulatory Approvals – Canadian Competition Approval”.

“VWAP” means volume weighted average trading price.

“Yamana” means Yamana Gold Inc., a corporation existing under the Laws of Canada.

“Yamana 1.5 Plan” means the plan referred to in the press release of Yamana dated February 17, 2022 available under Yamana’s issuer profile on SEDAR at www.sedar.com and in the corporation presentation of Yamana dated April 5, 2022 available on Yamana’s website at www.yamana.com.

“Yamana Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only Yamana and/or one or more of its wholly-owned Subsidiaries, any offer, proposal, expression of interest or inquiry from, or public announcement of intention by, any Person or group (as defined in section 13(d) of the U.S. Exchange Act) of Persons (other than Gold Fields or any affiliate of Gold Fields), whether or not in writing and whether or not delivered to Yamana Shareholders, relating to: (a) any acquisition or purchase (or any lease, joint venture or any other arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of (i) the assets of Yamana and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Yamana and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Yamana and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Yamana), or (ii) 20% or more of any voting or equity securities of Yamana or 20% or more of any voting or equity securities of any one or more of Yamana’s Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of Yamana and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Yamana); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group (as defined in section 13(d) of the U.S. Exchange Act) of Persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Yamana; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving Yamana or any of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Yamana and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Yamana and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent publicly available consolidated financial statements of Yamana), or (d) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement.

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“Yamana AIF” has the meaning given to it under the heading “Schedule I – Information Concerning Yamana – Additional Information”.

“Yamana Annual Financial Statements” has the meaning given to it under the heading “Schedule I – Information Concerning Yamana – Additional Information”.

“Yamana Annual MD&A” has the meaning given to it under the heading “Schedule I – Information Concerning Yamana – Additional Information”.

“Yamana Benefit Plans” means all health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension or retirement income or savings plans or other employee compensation arrangement or agreement or benefit plans, trust, funds, policies, programs, arrangements, agreements, practices, or other Contracts, whether written or oral, which are maintained by or binding upon Yamana or any of its Subsidiaries for which Yamana or its Subsidiaries could have any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to any of its employees or former employees, directors or officers, individuals working on contract with Yamana or other individuals providing services to Yamana of a kind normally provided by employees (or any spouses, dependents, survivors or beneficiaries of any such Persons), excluding Statutory Plans.

“Yamana Board” means the board of directors of Yamana as the same is constituted from time to time.

“Yamana Board Recommendation” means the unanimous recommendation of the Yamana Board to Yamana Shareholders that they vote in favour of the Arrangement Resolution.

“Yamana Change in Recommendation” means where the Yamana Board (a) (i) fails to make, or withdraws, amends, modifies or qualifies, in a manner adverse to Gold Fields or fails to publicly reaffirm (without qualification) the Yamana Board Recommendation, or its recommendation of the Arrangement within five Business Days (and in any case prior to the third Business Day prior to the date of the Yamana Meeting) after having been requested in writing by Gold Fields to do so (acting reasonably), or (ii) accepts, approves, endorses or recommends a Yamana Acquisition Proposal (or publicly proposes to do so), or (iii) takes no position or a neutral position with respect to a Yamana Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Yamana Meeting, if such date is sooner) after the public announcement of such Yamana Acquisition Proposal; or (b) resolves or proposes to take any of the foregoing actions.

“Yamana Change of Control Agreements” has the meaning given to it under the heading “Regulatory Matters and Approvals – Interests of Certain Persons or Companies in the Arrangement – Change of Control Provisions”.

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“Yamana Depositary Interests” means the depositary interests issued and administered by Computershare Investor Services PLC, each of which represents an entitlement to one underlying Yamana Share.

“Yamana DSUs” means deferred share units issued under the Yamana DSU Plan.

“Yamana DSU Plan” means the deferred share unit plan effective April 2, 2008.

“Yamana Equity Award Holders” means the holders of Yamana PSUs, Yamana RSUs and Yamana DSUs.

“Yamana Equity Awards” means the Yamana PSUs, Yamana RSUs and Yamana DSUs.

“Yamana Fairness Opinions” means collectively, the Canaccord Genuity Fairness Opinion and the Scotiabank Fairness Opinion.

“Yamana Interim Financial Statements” has the meaning given to it under the heading “Schedule I – Information Concerning Yamana – Additional Information”.

“Yamana Interim MD&A” has the meaning given to it under the heading “Schedule I – Information Concerning Yamana – Additional Information”.

“Yamana JV Entities” means any corporations or entities in which Yamana or any of its Subsidiaries directly owns 20% or more of the outstanding shares or equity interests and which is not otherwise a Subsidiary (and for greater certainty includes the Yamana Material JV Entities).

“Yamana Material Adverse Effect” means a Material Adverse Effect in relation to Yamana.

“Yamana Material Contract” means in respect of Yamana, any of its Subsidiaries or any of the Yamana Material JV Entities, any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Yamana Material Adverse Effect; (b) under which Yamana, any of its Subsidiaries or any Yamana Material JV Entity has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of US$30 million in the aggregate; (c) that is a lease, sublease, license or right of way or occupancy agreement for real property which has a value in excess of US$30 million and that is material to the business or to an operation of Yamana and its Subsidiaries, taken as a whole; (d) that provides for the establishment of, investment in or formation of any partnership or joint venture with an arm’s length Person in which the interest of Yamana, any of its Subsidiaries or any of the Yamana Material JV Entities exceeds US$30 million (book value); (e) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of US$30 million; (f) under which Yamana, any of its Subsidiaries or any of the Yamana Material JV Entities is obligated to make or expects to receive payments in excess of US$30 million over the remaining term of the Contract; (g) that limits or restricts Yamana, any of its Affiliates or any of the Yamana Material JV Entities from engaging in any line of business or in any geographic area, except for any such Contract entered into in the normal course of business; (h) that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union; (i) that restricts Yamana from paying dividends or other distributions to its shareholders; (j) that is a contractual royalty, production payment, net profits, earn-out, streaming agreement, metal pre-payment or similar agreement that has a value in excess of US$30 million; (k) that relates to an acquisition or divestiture for value in excess of US$30 million; or (l) that is a material agreement with a Governmental Entity, or an agreement with any first nation or aboriginal group, or other organizations with authority to represent such groups.

“Yamana Material JV Entities” means, collectively, Minera Agua Rica Alumbrera Ltd., Minera Agua Rice LLC, Minera Alumbrera Limited, Minera Alumbrera Sucursal, Minera Agua Rica Sucursal, Canadian Malartic Corporation and Canadian Malartic General Partnership and a “Yamana Material JV Entity” means any one of them.

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“Yamana Meeting” means the special meeting of Yamana Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Yamana Meeting Materials” means collectively, the Letter to Yamana Shareholders, Notice of Special Meeting of Shareholders of Yamana, this Circular, the Letter of Transmittal and the instrument of proxy enclosed with such Yamana Meeting Materials.

“Yamana Options” means options to purchase Yamana Shares granted under the Yamana Share Incentive Plan.

“Yamana Projections” has the meaning given to it under the heading “Risk Factors – Risk Factors Relating to the Arrangement”.

“Yamana PSU Plan” means Yamana’s performance share unit plan dated effective January 1, 2016.

“Yamana PSUs” means performance share units issued under the Yamana PSU Plan.

“Yamana RSU Plan” means Yamana’s restricted share unit plan dated effective May 14, 2008.

“Yamana RSUs” means the restricted share units issued under the Yamana RSU Plan.

“Yamana Securityholder” means Yamana Shareholders and Yamana Equity Award Holders.

“Yamana Share Incentive Plan” means Yamana’s amended share incentive plan dated December 16, 2010.

“Yamana Shareholder Approval” means the approval of the Arrangement Resolution by at least 662/3% of the votes cast by Yamana Shareholders present in person (or online) or represented by proxy and entitled to vote at the Yamana Meeting.

“Yamana Shareholders” means the holders of Yamana Shares and, for the purposes of this Circular, includes the holders of Yamana Depositary Interests, where applicable.

“Yamana Shares” means common shares in the authorized share capital of Yamana and, for the purposes of this Circular, includes the Yamana Depositary Interests, where applicable.

“Yamana Superior Proposal” means an unsolicited bona fide written Yamana Acquisition Proposal from a Person or Persons who is or are, as at the date of the Arrangement Agreement, a party that deals at arm’s length with Yamana, that complies with Securities Laws and is not obtained in violation of the Arrangement Agreement or any agreement between the Person making such Yamana Acquisition Proposal and Yamana, to acquire 100% of the outstanding Yamana Shares (other than Yamana Shares beneficially owned by the Person or Persons making such Yamana Acquisition Proposal) or all or substantially all of the assets of Yamana and its Subsidiaries on a consolidated basis made after the date of the Arrangement Agreement: (a) that is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full; (b) that is not subject to a due diligence and/or access condition; (c) that is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Yamana Acquisition Proposal and the Person making such Yamana Acquisition Proposal; and (d) in respect of which the Yamana Board determines in good faith, after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of such Yamana Acquisition Proposal and all factors and matters considered appropriate in good faith by the Yamana Board, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the Yamana Shareholders than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by Gold Fields pursuant to the Arrangement Agreement).

“Yamana Support Agreements” means the voting and support agreements dated May 31, 2022 (including all amendments thereto) between Gold Fields and the Yamana Supporting Shareholders setting forth the terms and conditions upon which they agree to vote their Yamana Shares in favour of the Arrangement Resolution.

“Yamana Supporting Shareholders” means all of the directors and senior officers of Yamana that have entered into Yamana Support Agreements.

“Yamana Termination Fee” means US$300 million.

“Yamana U.S. Securityholder” means a Yamana Securityholder in the United States.

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Schedule A

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Yamana Gold Inc. (“Yamana”), pursuant to the arrangement agreement between Yamana and Gold Fields Limited dated May 31, 2022, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of Yamana dated October 19, 2022 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.	The plan of arrangement of Yamana, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out as Schedule “B” to the Circular, is hereby authorized, approved and adopted.

3.	The: (a) Arrangement Agreement and all the transactions contemplated therein, (b) actions of the directors of Yamana in approving the Arrangement and the Arrangement Agreement, and (c) actions of the directors and officers of Yamana in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by Yamana of its obligations thereunder, are hereby ratified and approved.

4.	Yamana is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of common shares of Yamana (the “Yamana Shareholders”) entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of Yamana are hereby authorized and empowered, without further notice to or approval of the Yamana Shareholders: (a) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms, and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

6.	Any officer or director of Yamana is hereby authorized and directed, for and on behalf of Yamana, to execute or cause to be executed and to deliver or cause to be delivered, whether under the corporate seal of Yamana or otherwise, for filing with the Director under the CBCA, articles of arrangement and all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any such other act or thing.

A-1

Schedule B

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

IN RESPECT OF

YAMANA GOLD INC.

AND

YAMANA GOLD QUEBEC INC.

Article 1
INTERPRETATION

1.1	Definitions

Unless otherwise indicated, whenever used in this Plan of Arrangement, capitalized terms used but not otherwise defined shall have the respective meanings specified in the Arrangement Agreement and the following words and terms have the meanings set out below:

“affiliate” has the meaning given to it in National Instrument 45-106 – Prospectus Exemptions under Canadian Securities Laws;

“Aggregate Exercise Price” means, collectively, the Yamana Exercise Price and the New Monarch Exercise Price;

“Arrangement” means the arrangement of Yamana under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the consent of Gold Fields and Yamana, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated May 31, 2022 to which this Plan of Arrangement is attached as Schedule A, including all schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of Yamana Shareholders approving the Arrangement which is to be considered at the Yamana Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of Yamana to be filed in accordance with the CBCA evidencing the Arrangement;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in the Province of Ontario, the State of New York, or in South Africa;

“Canadian Securities Laws” means the Securities Act, together with all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued by the Director pursuant to Section 192(7) of the CBCA;

“Consideration” means, for each Yamana Share, the number of Consideration Shares equal to the Exchange Ratio;

“Consideration Shares” means the Gold Fields Shares and the Gold Fields ADSs to be issued as Consideration pursuant to the Arrangement;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depositary” means any Person that Yamana may appoint to act as depositary for the Yamana Shares in relation to the Arrangement, with the approval of Gold Fields, acting reasonably;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” has the meaning set forth in Section 4.1(a);

“Dissent Shares” means Yamana Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Yamana Shareholder who has validly exercised a Dissent Right and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Yamana Shares in respect of which Dissent Rights are validly exercised by such Yamana Shareholder;

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in Section 2.12 of the Arrangement Agreement, which will be the date shown in the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time as agreed to by Gold Fields and Yamana in writing;

“Election Deadline” means 5:00 p.m. (Toronto time) on the Business Day which is three Business Days preceding the Effective Date;

“Exchange Ratio” means, for each Yamana Share, 0.600 of a Consideration Share, subject to adjustment pursuant to Section 2.17 of the Arrangement Agreement;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in form and substance acceptable to Gold Fields and Yamana, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of Gold Fields and Yamana, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to Gold Fields and Yamana, each acting reasonably);

“Final Proscription Date” has the meaning set forth in Section 5.5(a);

“Gold Fields” means Gold Fields Limited, a public company registered in accordance with the laws of South Africa;

“Gold Fields ADSs” means the Gold Fields American depositary shares, evidenced by the Gold Fields ADRs, each representing an interest in one Gold Fields Share in accordance with the terms of the Deposit Agreement;

“Gold Fields ADRs” means the Gold Fields American depositary receipts evidencing the Gold Fields ADSs;

“Gold Fields Excess Shares” has the meaning set forth in Section 3.3(b);

“Gold Fields Share Trust” has the meaning set forth in Section 3.3(b);

“Gold Fields Shares” means the ordinary shares with no par value in the authorized share capital of Gold Fields;

“Gold Fields Subco” means such entity as may be designated by Gold Fields in its sole discretion;

“Gold Fields Subco Shares” means common shares without nominal or par value in the capital of Gold Fields Subco;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including the TSX, NYSE, LSE and JSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust/competition, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Indenture Warrant” means a warrant consisting of one Yamana Indenture Warrant and one New Monarch Indenture Warrant issued pursuant to the Warrant Indenture;

“Interim Order” means the interim order made after the application to the Court pursuant to subsection 192 of the CBCA in form and substance acceptable to Gold Fields and Yamana, each acting reasonably, providing for, among other things, the calling and holding of the Yamana Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of Gold Fields and Yamana, each acting reasonably;

“JSE” means JSE Limited, a public company incorporated under the Laws of South Africa under registration number 2005/022939/06, or the securities exchange operated by the JSE Limited and licensed in terms of the South African Financial Markets Act No. 19 of 2012, as the context may require;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and, for greater certainty, includes Canadian Securities Laws, U.S. Securities Laws, South African Securities Laws and UK Securities Laws and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Persons or its business, undertaking, assets, property or securities and emanate from a Persons having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities;

“Letter of Transmittal and Election Form” means the Letter of Transmittal and Election Form, in a form reasonably satisfactory to Gold Fields, to be delivered by Yamana to Yamana Shareholders providing for the delivery of the Yamana Shares to the Depositary and for the payment of the Consideration;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, statutory or deemed trusts, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“LSE” means the London Stock Exchange plc;

“New Monarch” means Monarch Mining Corporation, a company existing under the federal laws of Canada;

“New Monarch Exercise Price” means C$0.0970, subject to adjustment in accordance with the provisions of the Warrant Indenture;

“New Monarch Indenture Warrant” has the meaning set forth in the definition of “Warrant Indenture” herein;

“New Monarch Shares” means the common shares in the authorized capital of New Monarch;

“NYSE” means The New York Stock Exchange LLC;

“Old Monarch” means, prior to the effective time of the Old Monarch Acquisition, Monarch Gold Corporation, a corporation existing under the federal laws of Canada;

“Old Monarch Acquisition” means the acquisition by Yamana of all of the common shares of Old Monarch pursuant to a plan of arrangement under the CBCA, which became effective at 12:01 a.m. (Toronto time) on January 21, 2021;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 7.4 of the Arrangement Agreement and this plan of arrangement or upon the direction of the Court in the Final Order;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder;

“South Africa” means the Republic of South Africa;

“Tax Act” means the Income Tax Act (Canada);

“TSX” means the Toronto Stock Exchange;

“UK DTRs” means the disclosure guidance and transparency rules made by the FCA under Section 73A of FSMA;

“UK Listing Rules” means the listing rules made by the FCA under Section 73A of FSMA;

“UK MAR” means Regulation (EU) No.596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, as applicable in the UK by virtue of Section 3 of the European Union (Withdrawal) Act 2018, as amended from time to time (including by the Market Abuse (Amendment) (EU Exit) Regulations 2019 (SI 2019/310));

“UK Prospectus Regulation Rules” means the prospectus regulation rules made by the FCA under Section 73A of FSMA;

“UK Securities Laws” means the UK Prospectus Regulation Rules, the UK Listing Rules, UK MAR, the UK DTRs, FSMA, the FSA and the Criminal Justice Act 2003 (each as amended from time to time) and all other applicable listing and disclosure requirements to which Yamana is subject by virtue of the listing of the Yamana Shares on the Main Market of the LSE;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time and the rules and regulations of the SEC promulgated thereunder;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended from time to time and the rules and regulations of the SEC promulgated thereunder;

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and all other applicable U.S. federal securities laws;

“Warrant Agent” means Computershare Trust Company of Canada, in its capacity as warrant agent of the Yamana Indenture Warrants and the New Monarch Indenture Warrants, or its successors from time to time;

“Warrant Indenture” means the amended and restated warrant indenture dated January 21, 2021 among Yamana, Yamana Subco, New Monarch and the Warrant Agent, entitling a holder of common share purchase warrants originally issued by Old Monarch under a warrant indenture dated as of September 17, 2020 between Old Monarch and the Warrant Agent, upon the valid exercise of each Indenture Warrant and the payment by the holder thereof to the warrant agent of the Aggregate Exercise Price, to:

(a)	0.0376 of a Yamana Share in consideration of the payment of the Yamana Exercise Price (the right of the holder thereto being referred to herein as the “Yamana Indenture Warrant”); and

(b)	0.2 of a New Monarch Share in consideration of the payment of the New Monarch Exercise Price (the right of the holder thereto being referred to herein as the “New Monarch Indenture Warrant”);

“Yamana” means Yamana Gold Inc., a corporation existing under the federal laws of Canada;

“Yamana Board” means the board of directors of Yamana as the same is constituted from time to time;

“Yamana Certificated Warrants” means the common share purchase warrants issued by Yamana and represented by warrant certificates, each such warrant entitling the holder thereof, upon the valid exercise thereof and the payment by the holder to Yamana of the applicable Yamana Exercise Price, to purchase from Yamana 0.0376 of a Yamana Share;

“Yamana DSU Plan” means Yamana’s deferred share unit plan dated effective April 2, 2008;

“Yamana DSUs” means deferred share units issued under the Yamana DSU Plan;

“Yamana Equity Award Holders” means the holders of Yamana PSUs, Yamana RSUs and Yamana DSUs;

“Yamana Exercise Price” means (a) in the case of the Yamana Indenture Warrants, C$0.3110, subject to adjustment in accordance with the provisions of the Warrant Indenture, and (b) in the case of the Yamana Certificated Warrants, the exercise price set forth in the applicable warrant certificate, being either C$0.2272 or C$0.3110, in each case subject to adjustment in accordance with the provisions of the applicable warrant certificate;

“Yamana Indenture Warrant” has the meaning set forth in the definition of “Warrant Indenture” herein;

“Yamana Meeting” means the special meeting of Yamana Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Yamana PSU Plan” means Yamana’s performance share unit plan dated effective January 1, 2016;

“Yamana PSUs” means performance share units issued under the Yamana PSU Plan;

“Yamana RSU Plan” means Yamana’s restricted share unit plan dated effective May 14, 2008;

“Yamana RSUs” means the restricted share units issued under the Yamana RSU Plan;

“Yamana Securityholders” means Yamana Shareholders, Yamana Equity Award Holders and Yamana Warrantholders;

“Yamana Share Incentive Plan” means Yamana’s amended share incentive plan dated December 16, 2010;

“Yamana Shareholders” means the holders of Yamana Shares;

“Yamana Shares” means the common shares in the authorized share capital of Yamana;

“Yamana Subco” means, from and after the effective time of the Old Monarch Acquisition, Yamana Gold Quebec Inc. (formerly Monarch Gold Corporation), a direct wholly-owned subsidiary of Yamana existing under the federal laws of Canada;

“Yamana Warrant Consideration” means the amounts payable in respect of the Yamana Certificated Warrants and Yamana Indenture Warrants pursuant to Sections 3.1(a) and 3.1(b), respectively;

“Yamana Warrant Letter of Transmittal” means the Yamana Warrant Letter of Transmittal, in a form reasonably satisfactory to Gold Fields, to be delivered by Yamana to holders of Yamana Certificated Warrants and Yamana Indenture Warrants providing for the delivery of the Yamana Certificated Warrants and Yamana Indenture Warrants to the Depositary and for the payment of the Yamana Warrant Consideration; and

“Yamana Warrantholders” means the holders of Yamana Certificated Warrants and Yamana Indenture Warrants.

Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection or paragraph by number or letter or both refer to the Article, Section, subsection or paragraph, respectively, bearing that designation in this Plan of Arrangement.

1.3	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States of America. As used herein, “US$” refers to United States dollars, and “C$” refers to Canadian dollars.

1.6	Statutes

Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Article 2
EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of and forms a part of the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement and the Arrangement shall become effective and be binding upon Gold Fields, Gold Fields Subco, Yamana, Yamana Subco, the Depositary, the Warrant Agent, and all registered and beneficial Yamana Securityholders, including Dissenting Shareholders.

Article 3
Arrangement

3.1	Arrangement

Commencing at the Effective Time, in five minute increments each of the following events shall occur and shall be deemed to occur consecutively in the following order, except where noted, without any further authorization, act or formality:

(a)	each Yamana Certificated Warrant that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to (i) the volume weighted average trading price of one Yamana Share on the TSX during the five trading days ending on the last trading day prior to the Effective Date multiplied by 0.0376, less (ii) the applicable Yamana Exercise Price (and for greater certainty, if such difference is less than or equal to zero, then no amount shall be payable), and each such Yamana Certificated Warrant shall be, and shall be deemed to be, immediately cancelled and (A) the holders of such Yamana Certificated Warrants shall cease to be holders thereof and to have any rights as holders of such Yamana Certificated Warrants, other than the right to receive the consideration to which they are entitled under this Section 3.1(a), (B) such holders’ names shall be removed from the register of Yamana Certificated Warrants maintained by or on behalf of Yamana, and (C) any warrant certificate representing the Yamana Certificated Warrants shall be terminated and shall be of no further force and effect;

(b)	each Yamana Indenture Warrant that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to (i) the volume weighted average trading price of one Yamana Share on the TSX during the five trading days ending on the last trading day prior to the Effective Date multiplied by 0.0376, less (ii) the Yamana Exercise Price thereof (and for greater certainty, if such difference is less than or equal to zero, then no amount shall be payable), and each such Yamana Indenture Warrant shall be, and shall be deemed to be, immediately cancelled and (A) the holders of such Yamana Indenture Warrants shall cease to be holders thereof and to have any rights as holders of such Yamana Indenture Warrants, other than the right to receive the consideration to which they are entitled under this Section 3.1(b), (B) such holders’ names shall be removed from the register of Yamana Indenture Warrants maintained by the Warrant Agent or otherwise on behalf of Yamana, and (C) all provisions of the Warrant Indenture and any warrant certificate representing (in whole or in part) the Yamana Indenture Warrants shall be deemed to be terminated and shall be of no further force and effect to the extent that they provide for rights or obligations in relation to the Yamana Indenture Warrants or Yamana Shares, provided that each New Monarch Indenture Warrant that is outstanding immediately prior to the Effective Time shall remain outstanding in accordance with the provisions of the Warrant Indenture, including any supplemental indenture as may be required by the Warrant Agent in order to give effect to the provisions hereof, and any warrant certificate representing (in whole or in part) the New Monarch Indenture Warrants;

(c)	each Dissent Share held by a Dissenting Shareholder shall be, and shall be deemed to be, transferred and assigned by the holder thereof (free and clear of all Liens) to Yamana for a debt claim against Yamana (to be settled by Yamana with its own available funds on hand and not funds directly or indirectly provided by Gold Fields, Gold Fields Subco or any affiliate of Gold Fields) for the amount therefor determined under Article 4, and: (i) the name of such Dissenting Shareholder shall be removed from the register of the Yamana Shareholders maintained by or on behalf of Yamana and such Dissent Share shall be cancelled and cease to be outstanding; and (ii) such Dissenting Shareholder shall cease to be the holder of such Dissent Share or to have any rights as a Yamana Shareholder other than the right to be paid the fair value for such Dissent Share as set out in Article 4;

(d)	each Yamana Share that is outstanding immediately prior to the Effective Time (other than any Yamana Share held by a Dissenting Shareholder and any Yamana Share held by Gold Fields or any of its affiliates) shall be, and shall be deemed to be, transferred and assigned by the holder thereof to Gold Fields Subco (free and clear of any Liens) in exchange for the Consideration, subject to Sections 3.2 and 5.3, and

(i)	the registered holder thereof shall cease to be, and shall be deemed to cease to be, the registered holder of each such Yamana Share and the name of such registered holder shall be, and shall be deemed to be, removed from the register of Yamana Shareholders maintained by or on behalf of Yamana;

(ii)	the registered holder thereof shall be, and shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign each such Yamana Share; and

(iii)	Gold Fields Subco shall be and shall be deemed to be the holder of all of the outstanding Yamana Shares (free and clear of all Liens) and the register of Yamana Shareholders maintained by or on behalf of Yamana shall be, and shall be deemed to be, revised accordingly;

(e)	each Yamana RSU (whether vested or unvested) that is outstanding immediately prior to the Effective Time shall vest in accordance with the terms of the Yamana RSU Plan and shall be, and shall be deemed to be, transferred by the holder thereof to Gold Fields Subco in exchange for such number of Gold Fields ADSs as is equal to (i) the number of Yamana Shares subject to the Yamana RSUs immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole number, and each such Yamana RSU shall be immediately cancelled and (iii) the holders of such Yamana RSUs shall cease to be holders thereof and to have any rights as holders of such Yamana RSUs, other than the right to receive the consideration to which they are entitled under this Section 3.1(e), (iv) such holders’ names shall be removed from the register of Yamana RSUs maintained by or on behalf of Yamana, and (v) all agreements relating to the Yamana RSUs shall be terminated and shall be of no further force and effect;

(f)	each Yamana PSU that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to the volume weighted average trading price of one Yamana Share on the TSX during the five trading days ending on the last trading day prior to the Effective Date multiplied by the applicable Multiplier (as defined in the Yamana PSU Plan), to be determined on the Effective Date, and each such Yamana PSU shall be immediately cancelled and (i) the holders of such Yamana PSU shall cease to be holders thereof and to have any rights as holders of such Yamana PSUs, other than the right to receive the consideration to which they are entitled under this Section 3.1(f), (ii) such holders’ names shall be removed from the register of Yamana PSUs maintained by or on behalf of Yamana, and (iii) all agreements relating to the Yamana PSUs shall be terminated and shall be of no further force and effect; and

(g)	each Yamana DSU that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to the volume weighted average trading price of one Yamana Share on the TSX during the five trading days ending on the last trading day prior to the Effective Date and each such Yamana DSU shall be immediately cancelled and (i) the holders of such Yamana DSUs shall cease to be holders thereof and to have any rights as holders of such Yamana DSUs, other than the right to receive the consideration to which they are entitled under this Section 3.1(g), (ii) such holders’ names shall be removed from the register of Yamana DSUs maintained by or on behalf of Yamana, and (iii) all agreements relating to the Yamana DSUs shall be terminated and shall be of no further force and effect.

The events provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2	Consideration Elections

With respect to the transfer and assignment of Yamana Shares pursuant to Section 3.1(d):

(a)	each Yamana Shareholder may elect to receive the Consideration Shares to which he, she or it is entitled in the form of Gold Fields Shares or Gold Fields ADSs;

(b)	the election provided for in Section 3.2(a) shall be made by a Yamana Shareholder by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such Yamana Shareholder's election, together with certificates (if any) representing such Yamana Shareholder's Yamana Shares. Yamana shall provide at least two Business Days' notice of the Election Deadline to Yamana Shareholders by means of a news release disseminated on a newswire; provided that, if the Effective Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Yamana shall promptly announce any such delay and, when determined, the rescheduled Election Deadline, which rescheduled deadline if necessary shall be as agreed by Gold Fields and Yamana (acting reasonably), provided that at least one Business Day of advance notice thereof shall have been provided;

(c)	any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Yamana Shareholder; and

(d)	any Yamana Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of this Section 3.2 or of the Letter of Transmittal and Election Form, shall be deemed to have elected to receive Gold Fields ADSs.

3.3	No Fractional Shares

(a)	In no event shall any Yamana Shareholder be entitled to a fractional Gold Fields Share or a fractional Gold Fields ADS. Where the aggregate number of Gold Fields Shares or Gold Fields ADSs, as applicable, to be issued to a Yamana Shareholder as consideration under the Arrangement would result in a fraction of a Gold Fields Share or Gold Fields ADS being issuable, the number of Gold Fields Shares or Gold Fields ADSs to be received by such Yamana Shareholder shall be rounded down to the nearest whole number. In lieu of any such fractional Gold Fields Share or fractional Gold Fields ADS, each Yamana Shareholder otherwise entitled to a fractional interest in a Gold Fields Share or Gold Fields ADS will be entitled to receive a cash payment equal to an amount representing such Yamana Shareholder’s proportionate interest in the net proceeds from the sale by the Depositary on behalf of all such Yamana Shareholders of the Gold Fields Excess Shares.

(b)	As promptly as practicable following the Effective Time, the Depositary shall determine the excess of the number of Gold Fields Shares and Gold Fields ADSs issued and delivered to the Depositary pursuant to Article 5 representing the Consideration Shares over the aggregate number of whole Consideration Shares to be issued to Yamana Shareholders pursuant to Section 3.1(d) (such excess, the “Gold Fields Excess Shares”). Following the Effective Time, the Depositary shall, on behalf of the former Yamana Shareholders, sell the Gold Fields Excess Shares at the then prevailing prices on the JSE and NYSE, as applicable. The sale of the Gold Fields Excess Shares by the Depositary shall be executed on the JSE through one or more member firms of the JSE and on the NYSE through one or more members firms of the NYSE, as applicable, and shall be executed in round lots to the extent applicable. The Depositary shall use its commercially reasonable efforts to complete the sale of the Gold Fields Excess Shares as promptly following the Effective Time as is practicable, consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to former Yamana Shareholders, the Depositary shall hold such proceeds in trust for such former Yamana Shareholders (the “Gold Fields Share Trust”). The amount of all commissions, transfer taxes and other out-of-pocket transaction costs, including expenses and compensation of the Depositary incurred in connection with such sale of Gold Fields Excess Shares shall be paid by Gold Fields. The Depositary shall determine the portion of the Gold Fields Share Trust to which each former Yamana Shareholder is entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Gold Fields Share Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former Yamana Shareholder is entitled (after taking into account all Yamana Shares held as of immediately prior to the Effective Time by such former Yamana Shareholder) and the denominator of which is the aggregate amount of fractional Gold Fields Shares and Gold Fields ADSs to which all former Yamana Shareholders are entitled.

(c)	As soon as practicable after the determination of the amount of cash, if any, to be paid to former Yamana Shareholders with respect to any fractional Gold Fields Shares or Gold Fields ADSs, as applicable, the Depositary shall make available or deliver, as applicable, such amounts to such former Yamana Shareholders in accordance instructions with the Letter of Transmittal and Election Form.

Article 4
Dissent Rights

4.1	Dissent Rights

(a)	In connection with the Arrangement, each registered Yamana Shareholder may exercise rights of dissent (“Dissent Rights”) with respect to the Yamana Shares held by such Yamana Shareholder pursuant to Section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 4.1(a); provided that, notwithstanding Part XV of the CBCA, the written notice of intent to exercise the right to demand the purchase of Yamana Shares contemplated by Section 190(7) of the CBCA must be received by Yamana not later than 4:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Yamana Meeting, and provided that such notice of intent must otherwise comply with the requirements of the CBCA. Dissenting Shareholders who are:

(i)	ultimately entitled to be paid by Yamana the fair value for their Dissent Shares (A) shall be deemed to not to have participated in the transactions in Article 3 (other than Section 3.1(c)), (B) shall be deemed to have transferred and assigned such Dissent Shares (free and clear of any Liens) to Yamana in accordance with Section 3.1(c), (C) will be entitled to be paid the fair value of such Dissent Shares by Yamana, which fair value, notwithstanding anything to the contrary contained in the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Yamana Meeting and (D) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Yamana Shares; or

(ii)	ultimately not entitled, for any reason, to be paid by Yamana the fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Yamana Shares on the same basis as a non-dissenting Yamana Shareholder and shall be entitled to receive only the Consideration contemplated by Section 3.1(d) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised their Dissent Rights.

(b)	In no circumstances shall Gold Fields, Gold Fields Subco, Yamana or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of Yamana Shares in respect of which Dissent Rights are purported to be exercised.

(c)	In no circumstances shall Gold Fields, Gold Fields Subco, Yamana or any other Person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Yamana Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time, and as at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of Yamana.

(d)	For greater certainty, in addition to any other restrictions in the Interim Order and under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Yamana Shareholders who vote or have instructed a proxyholder to vote such Yamana Shares in favour of the Arrangement Resolution (but only in respect of such Yamana Shares); (ii) holders of Yamana RSUs, Yamana PSUs, Yamana DSUs, Yamana Certificated Warrants and Yamana Indenture Warrants; and (iii) any other Person who is not a registered holder of Yamana Shares as of the record date for the Yamana Meeting.

Article 5
DELIVERY OF CONSIDERATION

5.1	Certificates and Payments

(a)	Following receipt of the Final Order and on the day immediately prior to the Effective Date, Gold Fields shall deliver or cause to be delivered to the Depositary in escrow the Consideration Shares to satisfy the aggregate Consideration payable to the Yamana Shareholders in accordance with Section 3.1(d), which Consideration Shares shall be held by the Depositary as agent and nominee for such former Yamana Shareholders for distribution to such former Yamana Shareholders in accordance with the provisions of this Article 5.

(b)	Following receipt of the Final Order and on the day immediately prior to the Effective Date, Yamana shall deliver or cause to be delivered to the Depositary in escrow the Yamana Warrant Consideration payable to the Yamana Warrantholders in accordance with Sections 3.1(a) and 3.1(b), which cash shall be held by the Depositary as agent and nominee for such former Yamana Warrantholders for distribution to such former Yamana Warrantholders in accordance with the provisions of this Article 5.

(c)	Upon surrender to the Depositary for cancellation of a certificate (if any) which immediately prior to the Effective Time represented outstanding Yamana Shares that were transferred pursuant to Section 3.1(d), together with a duly completed and executed Letter of Transmittal and Election Form and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Yamana Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Yamana Shareholder the Consideration that such Yamana Shareholder has the right to receive under the Arrangement for such Yamana Shares, less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(d)	Upon surrender to the Depositary for cancellation of a certificate (if any) which immediately prior to the Effective Time represented outstanding Yamana Certificated Warrants or Yamana Indenture Warrants, as applicable, that were transferred pursuant to Section 3.1(a) and 3.1(b), together with a duly completed and executed Yamana Warrant Letter of Transmittal and any such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Yamana Certificated Warrants or Yamana Indenture Warrants represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Yamana Warrantholder the Yamana Warrant Consideration that such Yamana Warrantholder has the right to receive under the Arrangement for such Yamana Certificated Warrants or Yamana Indenture Warrants, less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(e)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(c), each certificate that immediately prior to the Effective Time represented one or more Yamana Shares (other than Yamana Shares held by a Dissenting Shareholder and Yamana Shares held by Gold Fields or any of its affiliates) shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 5.3.

(f)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(d), each certificate that immediately prior to the Effective Time represented one or more Yamana Certificated Warrants or Yamana Indenture Warrants shall be deemed at all times to represent only the right to receive in exchange therefor the Yamana Warrant Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 5.3.

(g)	On the Effective Date, Gold Fields shall deliver or cause to be delivered to the holders of the Yamana RSUs sufficient Gold Fields ADSs to satisfy the aggregate consideration payable to the holders of Yamana RSUs in accordance with Section 3.1(e).

(h)	On the Effective Date, Yamana shall pay the amounts to be paid to the holders of Yamana PSUs and Yamana DSUs in accordance with Sections 3.1(f) and 3.1(g), respectively.

5.2	Lost Certificates

(a)	In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Yamana Shares that were transferred pursuant to Section 3.1(d) or Yamana Certificated Warrants or Yamana Indenture Warrants that were transferred pursuant to Sections 3.1(a) and 3.1(b), respectively, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Gold Fields and the Depositary (acting reasonably) in such sum as Gold Fields may direct, or otherwise indemnify Gold Fields and Yamana in a manner satisfactory to Gold Fields and Yamana, acting reasonably, against any claim that may be made against Gold Fields and Yamana with respect to the certificate alleged to have been lost, stolen or destroyed.

(b)	In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Yamana Certificated Warrants or Yamana Indenture Warrants that were transferred pursuant to Sections 3.1(a) and 3.1(b), respectively, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Yamana Warrant Consideration deliverable in accordance with such holder’s duly completed and executed Yamana Warrant Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such Yamana Warrant Consideration is to be delivered shall as a condition precedent to the delivery of such Yamana Warrant Consideration, give a bond satisfactory to Gold Fields and the Depositary (acting reasonably) in such sum as Gold Fields may direct, or otherwise indemnify Gold Fields and Yamana in a manner satisfactory Gold Fields and Yamana, acting reasonably, against any claim that may be made against Gold Fields and Yamana with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

Gold Fields Subco, Yamana, any of their affiliates and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct any other Person to deduct and withhold on their behalf, from any amounts otherwise payable, issuable or otherwise deliverable to any Yamana Securityholders and/or any other Person under this Plan of Arrangement such amounts as are required to be deducted and withheld from such amounts under any provision of the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable Law. To the extent any such amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the Person in respect of which such deduction and withholding was made. To the extent that the amount so required to be deducted or withheld from any amounts payable, issuable or otherwise deliverable to a Person under this Plan of Arrangement exceeds the amount of cash otherwise payable to such Person, Gold Fields Subco, Yamana, any of their affiliates and the Depositary are hereby authorized to sell or otherwise dispose, or direct any other Person to sell or otherwise dispose, of such portion of the non-cash consideration or non-cash amounts payable, issuable or otherwise deliverable hereunder to such Person as is necessary to provide sufficient funds to Gold Fields Subco, Yamana, any of their affiliates and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Gold Fields Subco, Yamana, any of their affiliates and the Depositary, as applicable, shall notify the relevant Person of such sale or other disposition and remit to such Person any unapplied balance of the net proceeds of such sale or other disposition (after deduction for (a) the amounts required to satisfy the required withholding under this Plan of Arrangement in respect of such Person, (b) reasonable commissions payable to the broker, and (c) other reasonable costs and expenses).

5.4	Distributions with respect to Unsurrendered Share Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Gold Fields Shares or Gold Fields ADSs with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Yamana Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to applicable Law and to Section 5.3, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Gold Fields Shares or Gold Fields ADSs.

5.5	Limitation and Proscription

(a)	To the extent that a former Yamana Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six years after the Effective Date (the “Final Proscription Date”), then the Consideration that such former Yamana Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such former Yamana Shareholder was entitled, shall be delivered to Gold Fields Subco by the Depositary and the Gold Fields Shares and Gold Fields ADSs forming part of the Consideration shall be deemed to be cancelled, and the interest of the former Yamana Shareholder in such Gold Fields Shares or Gold Fields ADSs (and any dividend or other distribution referred to in Section 5.4) to which it was entitled shall be terminated as of such Final Proscription Date, and the certificates (if any) formerly representing Yamana Shares shall cease to represent a right or claim of any kind or nature as of such Final Proscription Date. Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the Final Proscription Date shall cease to represent a right or claim of any kind or nature and the right of any Yamana Shareholder to receive the Consideration for Yamana Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Gold Fields Subco.

(b)	To the extent that a former Yamana Warrantholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the Final Proscription Date, then the Yamana Warrant Consideration that such former Yamana Warrantholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Yamana Warrant Consideration to which such former Yamana Warrantholder was entitled, shall be delivered to Yamana by the Depositary and the interest of the former Yamana Warrantholder in such Yamana Warrant Consideration to which it was entitled shall be terminated as of such Final Proscription Date, and the certificates (if any) formerly representing Yamana Certificated Warrants and Yamana Indenture Warrants shall cease to represent a right or claim of any kind or nature as of such Final Proscription Date. Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the Final Proscription Date shall cease to represent a right or claim of any kind or nature and the right of any Yamana Warrantholder to receive the Yamana Warrant Consideration for Yamana Certificated Warrants and the Yamana Indenture Warrants pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Yamana.

5.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.7	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Yamana Shares, Yamana Certificated Warrants and Yamana Indenture Warrants issued prior to the Effective Time; (b) the rights and obligations of the Yamana Securityholders (other than Gold Fields, Gold Fields Subco or any of their respective affiliates), and of Yamana, Gold Fields, Gold Fields Subco, the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Yamana Shares, Yamana Certificated Warrants, Yamana Indenture Warrants, Yamana RSUs, Yamana PSUs and Yamana DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Article 6
AMENDMENTS

6.1	Amendments

(a)	Gold Fields and Yamana reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of Yamana and Gold Fields and filed with the Court, and, if made following the Yamana Meeting, then: (i) approved by the Court; and (ii) if the Court directs, approved by the Yamana Shareholders and communicated to the Yamana Securityholders if and as required by the Court, and in either case in the manner required by the Court.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Yamana and Gold Fields, may be proposed by Yamana and Gold Fields at any time prior to or at the Yamana Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Yamana Meeting shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Yamana Meeting will be effective only if it is agreed to in writing by each of Yamana and Gold Fields and, if required by the Court, by some or all of the Yamana Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by Yamana and Gold Fields without the approval of or communication to the Court or the Yamana Securityholders, provided that it concerns a matter which, in the reasonable opinion of Yamana and Gold Fields is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Yamana Securityholders.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the Arrangement Agreement.

Article 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

Schedule C

CANACCORD GENUITY FAIRNESS OPINION

See Attached.

C-1

Canaccord Genuity Corp.
P.O. Box 10337
609 Granville Street, Suite 2200
Vancouver, BC
Canada V7Y 1H2

T1: 604.643.7300
TF: 800.663.1899
cgf.com

May 30, 2022

The Board of Directors
Yamana Gold Inc.
200 Bay Street, Suite 2200
Royal Bank Plaza, North Tower
Toronto, Ontario, Canada
M5J 2J3

To the Board of Directors:

Canaccord Genuity Corp. ("**Canaccord Genuity**", "**we**" or "**us**") understands that Yamana Gold Inc. ("**Yamana**" or the "**Company**") proposes to enter into a definitive Arrangement Agreement (the "**Arrangement Agreement**") with Gold Fields Limited ("**Gold Fields**"), pursuant to which, among other things, Gold Fields will acquire through a wholly-owned subsidiary of Gold Fields (the "**Transaction**") by way of plan of arrangement under the *Canada Business Corporations Act* (the "**Arrangement**") all of the outstanding common shares of Yamana (the "**Yamana Shares**"). The consideration (the "**Consideration**") payable by Gold Fields for each Yamana Share under the Arrangement will, at the election of each Yamana Shareholder (as defined below), be 0.6 of an ordinary share without par value of Gold Fields (each whole ordinary share, a "**Gold Fields Share**") or 0.6 of a Gold Fields American depositary share evidenced by 0.6 of a Gold Fields American depositary receipt (each whole American depositary share, a "**Gold Fields ADS**"). The Arrangement is subject to, among other things, the approval of the shareholders of Yamana (the "**Yamana Shareholders**") and the shareholders of Gold Fields. The terms and conditions of, and other matters relating to the Arrangement Agreement and the Arrangement, will be described in the management information circular of Yamana (the "**Management Information Circular**") which will be mailed to the Yamana Shareholders in connection with the Arrangement. We also understand that (i) each director and executive officer of Yamana (the "**Yamana Supporting Shareholders**") will sign concurrently with execution of the Arrangement Agreement a Yamana Support Agreement (as defined herein) pursuant to which, and subject to the terms thereof, they will agree to, among other matters, vote their Yamana Shares in favour of the Arrangement; and (ii) each director and member of the executive committee of Gold Fields (collectively, the "**Gold Fields Supporting Shareholders**") will sign concurrently with execution of the Arrangement Agreement a Gold Fields Support Agreement (as defined herein) pursuant to which, and subject to the terms thereof, they will agree to, among other matters, vote their Gold Fields Shares and Gold Fields ADSs in favour of the Arrangement and the issuance to the Yamana Shareholders of the Gold Fields Shares and Gold Fields ADSs under the Arrangement.

The Company has retained Canaccord Genuity to act as its financial advisor to provide advice and assistance in evaluating the Arrangement, including, the preparation and delivery of Canaccord Genuity's written opinion (the "**Opinion**") as to the fairness, from a financial point of view, of the Consideration under the Arrangement to the Yamana Shareholders.

-2-Engagement Canaccord Genuity was formally engaged by the Company through an agreement between the Company and Canaccord Genuity dated April14, 2022 (the “Engagement Agreement”). The Engagement Agreement provides the terms upon which Canaccord Genuity has agreed to act as a financial advisor to the Company in connection with the Transaction (the “Engagement”). The terms of the Engagement Agreement provide that Canaccord Genuity is to be paid: (i)a fee for delivering this Opinion, no portion of which is conditional upon this Opinion being favourable or that is contingent upon completion of the Transaction; and (ii) a fee for providing advisory services relating to the Transaction which is contingent upon completion of the Transaction. In addition, Canaccord Genuity is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certaincircumstances.Canaccord Genuity consents to the inclusion of the Opinion in its entirety and a summary thereof in the Management Information Circular, and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada and with the Toronto Stock Exchange, provided the contents of the Management Information Circular comply with applicable law (including applicable published policy statements of Canadian securities regulatory authorities) and are approved in writing by Canaccord Genuity, which approval shall not be withheld unreasonably.Credentials of Canaccord Genuity Corp. Canaccord Genuity is a Canadian investment banking firm, with operations including corporate finance, mergers and acquisitions, corporate restructuring, financial advisory services, institutional and retail equity sales and trading and investment research.The Opinion expressed herein represents the opinion of Canaccord Genuity as a firm. The form and content herein have been approved for release by a committee of officers and directors of Canaccord Genuity, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters. Independence of Canaccord Genuity Corp. Neither Canaccord Genuity, nor any of its affiliates, is an affiliate, insider or associate (as those terms are defined in the Securities Act(Ontario)) of the Company or Gold Fields, or any of their respective associates or affiliates. Prior to the Engagement, Canaccord Genuity had not been engaged to provide any financial advisory services nor had it participated in any financings involving the Company or Gold Fields, or any of their respective associates or affiliates, within the past two years other than Canaccord Genuity acted as financial advisor to the Company in connection with the Company’s acquisition of all the outstanding shares of Monarch Gold Corporation (not already then owned by Yamana), as announced by Yamana by press release dated November2, 2020. There are no understandings, agreements or commitments between Canaccord Genuity and the Company or Gold Fields, or any of their respective associates or affiliates with respect to any future business dealings. However, Canaccord Genuity may inthe future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, Gold Fields, or any of their respective associates or affiliates.

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Canaccord Genuity acts as a trader and dealer, both as principal and agent, in major financial markets and, in such capacity, may have had, or may in the future have, positions in the securities of the Company or Gold Fields, or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Canaccord Genuity conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Gold Fields or the Arrangement.

Scope of Review

Canaccord Genuity has not been asked to, nor does Canaccord Genuity offer any opinion as to the terms of the Arrangement (other than in respect of the fairness, from a financial point of view, of the Consideration to the Yamana Shareholder) or the form of agreements or documents related to the Arrangement.

In connection with rendering the Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1. a draft copy of the Arrangement Agreement provided to us on May 29, 2022 and draft plan of arrangement;

2. a draft copy of the Yamana disclosure letter provided to us on May 29, 2022 and to be delivered to Gold Fields by Yamana concurrently with the execution of the Arrangement Agreement;

3. a draft copy of the Gold Fields disclosure letter provided to us on May 29, 2022 and to be delivered to Yamana by Gold Fields concurrently with execution of the Arrangement Agreement;

4. a draft copy of the form of voting and support agreement provided to us on May 29, 2022 to be entered into between Gold Fields and each of the Yamana Supporting Shareholders and to be delivered concurrently with execution of the Arrangement Agreement (the "**Yamana Support Agreement**");

5. a draft copy of the form of voting and support agreement provided to us on May 29, 2022 to be entered into between Yamana and each of the Gold Fields Supporting Shareholders and to be delivered concurrently with the Arrangement Agreement (the "**Gold Fields Support Agreement**");

6. financial models, forecasts and related confidential information via a comprehensive online data room prepared and provided to us by management of Yamana and Gold Fields concerning the business, operations, assets, liabilities and prospects of Yamana and Gold Fields;

7. audited consolidated financial statements and related management's discussion and analysis of Yamana for each of the years ended December 31, 2021 and 2020;

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8. annual financial report including governance reports of Gold Fields for the year ended December 31, 2021, as available on the Gold Fields website, www.goldfields.com (the "**Gold Fields Web Site**");

9. annual information form of Yamana dated March 28, 2022 for the financial year ended December 31, 2021;

10. Form 20-F of Gold Fields for the year ended December 31, 2021, as filed with the Securities and Exchange Commission on March 31, 2022;

11. condensed consolidated interim financial statements of Yamana and related management's discussion and analysis for the three months ended March 31, 2022 and 2021;

12. operational update of Gold Fields for the quarter ended March 31, 2022 and 2021, as available on the Gold Fields Web Site;

13. management information circular for Yamana dated March 22, 2022;

14. notice of annual general meeting for Gold Fields for 2021, as available on the Gold Fields Web Site;

15. technical report prepared by Sergio Castro (Registered Member CMC), Marco Velásques Corrales (Registered Member CMC), Henry Marsden (P. Geo.) and Carlos Iturralde (P. Eng.) titled "NI 43-101 Technical Report, El Peñón Gold-Silver Mine, Antofagasta Region, Chile" dated March 25, 2021;

16. technical report prepared by Pascal Lehouiller (P. Geo.), Sylvie Lampron (P. Eng.), Guy Gagnon (P. Eng.), Nicole Houle (P. Geo) and François Bouchard (P. Geo.) titled "NI 43-101 Technical Report, Canadian Malartic Mine, Québec, Canada" dated March 25, 2021;

17. technical report prepared by Eduardo de Souza Soares (MausIMM), Renan Garcia Lopes (MAusIMM), Henry Marsden (P. Geo.), Luis Vasquesz (P. Eng.) and Carlos Iturralde (P. Eng) titled "NI 43-101 Technical Report, Jacobina Gold Mine, Bahia State, Brazil" dated May 29, 2020;

18. technical report prepared by Scott C. Ladd (P. Eng.), Reno Pressacco (P. Geo.), Brenna J.Y. Scholey (P. Eng.) and Jeff C. Martin (P. Eng.) titled "Technical Report on the Jacobina Mine Complex, Bahia State, Brazil" dated September 30, 2019;

19. certain recent press releases and other documents filed by Yamana on the System for Electronic Document Analysis and Retrieval ("**SEDAR**") at www.sedar.com;

20. certain recent SENS announcements and other documents of Gold Fields available on the Gold Fields Website;

21. discussions with senior management and the Board of Directors of Yamana concerning Yamana's financial condition, technical data, its future business prospects, the Transaction

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including the Company's due diligence regarding the Transaction and potential alternatives to the Transaction;

22. discussions with Yamana's legal counsel;

23. public information relating to the business, operations, financial performance and stock trading history of Yamana, Gold Fields and selected public companies considered by us to be relevant;

24. public information with respect to other transactions of a comparable nature considered by Canaccord Genuity to be relevant;

25. public information regarding the precious metals industry;

26. analyst research commentary on Yamana, Gold Fields and other selected companies considered by Canaccord Genuity to be relevant;

27. certain other technical and draft financial information of Yamana and Gold Fields made available to Canaccord Genuity;

28. a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which this Opinion is based, addressed to us and dated the date hereof, provided by senior officers of Yamana (the "**Representation Letter**"); and

29. certain other corporate, industry and financial market information, investigations and analyses as Canaccord Genuity considered necessary or appropriate in the circumstances.

Canaccord Genuity has not, to the best of its knowledge, been denied access by the Company or any of its affiliates to any information under its or their control requested by Canaccord Genuity. Canaccord Genuity did not meet with the auditors of Yamana or Gold Fields and has assumed the accuracy and fair presentation of, and relied upon, the audited consolidated financial statements of Yamana and Gold Fields and the reports of the auditors thereon.

Prior Valuations

The Company has represented to Canaccord Genuity that there have not been any prior appraisals or valuations (as defined in Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*) of the Company or any of its affiliates or any of their material assets or liabilities or their respective securities within the two years preceding the date hereof.

Assumptions and Limitations

Canaccord Genuity has not prepared a formal valuation or appraisal of the Company or any of its securities, assets or liabilities and has not been provided with any such valuation or appraisal. This Opinion should not be construed as providing a formal valuation or appraisal of the Company or any of its securities, assets or liabilities. Canaccord Genuity has, however, conducted such analyses as it considered necessary in the circumstances. In addition, this Opinion is not, and should not be construed as, advice as to the price at which the Yamana Shares may trade at any future date.

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Canaccord Genuity was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement or otherwise in connection with the Transaction.

As provided for under the Engagement Agreement, Canaccord Genuity has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations with respect to the Company and Gold Fields obtained by it from public sources or otherwise provided to us by or on behalf of the Company and its agents and advisors, directly or indirectly, orally or in writing, or otherwise obtained pursuant to the Engagement Agreement (collectively, the "**Information**") and has assumed the Information did not omit to state any material fact or any fact necessary to be stated to make that Information not misleading. The Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

With respect to financial models, forecasts, projections and estimates provided to Canaccord Genuity and used in the analysis supporting the Opinion, we note that projecting future results of any company, including the Company and Gold Fields, is inherently subject to uncertainty. We have assumed, that such financial models, forecasts, projections and estimates have been prepared on bases reflecting the best currently available estimates and reasonable judgment of management of the Company, as the case may be, as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts, projections, estimates or assumptions on which they are based.

Senior officers of the Company have represented to Canaccord Genuity in their capacity as senior officers in the Representation Letter delivered to Canaccord Genuity as of the date hereof, among other things, that: (i) with the exception of forecasts, projections and estimates, the Information concerning the Company and its subsidiaries and the Transaction, was, at the date the Information was provided to Canaccord Genuity, and is at the date hereof, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact or omit to state a material fact in relation to the Company, its affiliates and the Transaction, in each case necessary to make the Information not misleading in light of the circumstances under which the Information was presented; (ii) the Information concerning Gold Fields or any of its subsidiaries, to the best of the knowledge, information and belief of such officers, was at the date the Information was provided to Canaccord Genuity, and is as of the date hereof, complete, true and correct in all material respects, and did not and does not omit to state a material fact in relation to Gold Fields or its subsidiaries, in each case necessary to make the Information not misleading in light of the circumstances under which the Information was presented; and (iii) since the dates on which the Information was provided to Canaccord Genuity, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business or operations or prospects of the Company or any of its affiliates, and no material change has occurred in the Information or any part thereof which, to the best of the knowledge, information and belief of such officers, would have or which would reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, Canaccord Genuity has made several assumptions, including among other things, that all final or executed versions of the documents set out in items 1, 2, 3, 4 and 5

-7-under the heading “Scope of Review” in this Opinion will conform in all material respects to the drafts provided to us, thatall the conditions required to complete the Arrangement described in the Arrangement Agreement will be satisfied or waived, that all necessary consents, permissions, approvals, exemptions or orders required from third parties or governmental authorities will be obtained without adverse condition or qualification, that the Arrangement will proceed as scheduled and without material additional costs to the Company or liabilities of the Company to third parties, that the procedures being followed to implement the Arrangement are valid and effective and that the disclosure to be provided in the Management Information Circular with respect to Yamana and its affiliates and the Arrangement will be accurate in all material respects and comply with applicable securities laws.This Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its affiliates as they were reflected in the Information. In its analyses and in preparing this Opinion, Canaccord Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Canaccord Genuity.This Opinion has been provided for the use of and is to be relied upon by the Company and may not be used by any other person or relied upon by any other person and, except as contemplated herein, may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Canaccord Genuity. This Opinion is given as of the date hereof and Canaccord Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion that may come or be brought to Canaccord Genuity’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting thisOpinion after the date hereof, Canaccord Genuity reserves the right to change, modify or withdraw this Opinion with effect after the date hereof, but does not assume any obligation to update, revise or reaffirm this Opinion and Canaccord Genuity expresslydisclaims any such obligation.This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of this Opinion.Canaccord Genuity believes that its analyses must be considered as a whole, and that selecting portions of the analyses or the factors considered by it without considering all factors and analyses together, could create a misleading view of the process underlying this Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. This Opinion does not constitute a recommendation to the Board of Directors of Yamana or any Yamana Shareholder as to whether Yamana Shareholders should vote in favour of the Arrangement.

-8- Conclusion Based upon and subject tothe foregoing and such other matters as we consider relevant, Canaccord Genuity is of the opinion that, as of the date hereof, the Consideration to be received by Yamana Shareholders is fair, from a financial point of view, to the Yamana Shareholders.Yours very truly,Canaccord Genuity Corp.

Schedule D

SCOTIABANK FAIRNESS OPINION

See Attached.

D-1

Scotia Capital Inc. Global Corporate & Investment Banking Scotia Plaza, 64th Floor 40 King Street West P.O. Box 4085, Station “A” Toronto, ON M5W 2X6 May 30, 2022 The Board of Directors Yamana Gold Inc. 200 Bay Street Royal Bank Plaza, North Tower Suite 2200 Toronto, Ontario M5J 2J3 To the Board of Directors Scotia Capital Inc. (“Scotia Capital”, “we”, “us” or “our”) understand that Yamana Gold Inc. (the “Company”) and Gold Fields Limited (the “Acquirer”), propose to enter into an agreement to be dated May 30, 2022 (the “Arrangement Agreement”), pursuant to which, among other things, the Acquirer will acquire all of the outstanding common shares (the “Shares”) of the Company pursuant to an arrangement (the “Arrangement”) under the Canada Business Corporations Act. Under the terms of the Arrangement, at closing, holders of the Shares (each a “Shareholder”) will be entitled, at the election of each Shareholder, to receive (i) 0.6 of a newly issued ordinary share of the Acquirer (an “Acquirer Ordinary Share”), or (ii) 0.6 of a newly issued Acquirer American depositary share evidenced by 0.6 of a newly issued Acquirer American depositary receipt, with each Acquirer American depositary share representing an interest in one Acquirer Ordinary Share (collectively, the “Consideration”). The terms and conditions of the Arrangement Agreement will be more fully described in a management information circular (the “Circular”) which will be mailed to Shareholders in connection with the Arrangement. We have been retained to provide financial advice and assistance to the board of directors of the Company (the “Board of Directors”) in evaluating the Arrangement, including providing our opinion (the “Opinion”) to the Board of Directors as to the fairness, from a financial point of view, of the Consideration to be received pursuant to the Arrangement to the Shareholders. This fairness opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of the Opinion. Engagement of Scotia Capital The Company initially contacted Scotia Capital regarding a potential advisory assignment on May 21, 2022. Scotia Capital was formally engaged by the Company as a financial advisor to the Board of Directors pursuant to an engagement letter dated May 21, 2022 (the “Engagement Letter”). Under the terms of the Engagement Letter, the Company has agreed to pay Scotia Capital a fixed fee for its services as financial advisor, including rendering the Opinion, upon the delivery of an opinion and any subsequent opinion. The fee that Scotia Capital will receive for its advisory services is not contingent upon the completion of the Arrangement Agreement or the conclusion of an opinion. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. Subject to the terms of the Engagement Letter, Scotia Capital consents to the inclusion of the Opinion in its entirety and a summary thereof in the Circular and to the filing of the Opinion by the Company, as necessary, with the applicable securities commissions, stock exchanges and other similar regulatory authorities in Canada and the United States. 22-26390-2 C1.1 P254

Page 2 Credentials of Scotia Capital Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions. The Opinion expressed herein represents the opinion of Scotia Capital. The form and content of the Opinion have been approved for release by a committee of senior investment banking professionals of Scotia Capital, each of whom is experienced in merger, acquisition, divestiture, fairness opinion and valuation matters. Relationship with Interested Parties Neither Scotia Capital nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the “Act”)) of the Company, the Acquirer or any of their respective affiliates (collectively, the “Interested Parties”). Neither Scotia Capital nor any of its affiliates has been engaged to provide any financial advisory services, nor has Scotia Capital or any of its affiliates participated in any financing, involving the Interested Parties within the past two years, other than pursuant to the Engagement Letter and as described herein. In the past two years, Scotia Capital and affiliates of Scotia Capital have been engaged in the following capacities for the Interested Parties: (i) acted as joint lead arranger, joint bookrunner and administrative agent on the Company’s US$750 million syndicated credit facility; (ii) acted as co-manager on the Company’s US$500 million issue of senior notes, (iii) acted as co-bookrunner on the Company’s US$20 million secondary offering of shares in Nomad Royalty Company Ltd.; (iv) acted as financial advisor to the Company in connection with a transaction that was not completed; (v) acted as lead arranger on the Acquirer’s US$600 million syndicated revolving credit Facility A; (vi) acted as lead arranger on the Acquirer’s US$600 million syndicated revolving credit Facility B; and (vii) acted as lead arranger on the Acquirer’s A$500 million syndicated revolving credit facility. There are no understandings, agreements or commitments between Scotia Capital and the Interested Parties with respect to any future business dealings. Scotia Capital may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties. In addition, the Bank of Nova Scotia (“BNS”), of which Scotia Capital is a wholly-owned subsidiary, or one or more affiliates of BNS, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business. Scotia Capital and certain of our affiliates act as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank may have had and may have positions in the securities of the Interested Parties from time to time and may have executed or may execute transactions on behalf of such companies or clients for which they receive compensation. As investment dealers, Scotia Capital and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to their clients on investment matters, including with respect to one or more of the Interested Parties, or with respect to the Arrangement. Scope of Review In preparing the Opinion, we have reviewed, considered and relied upon, among other things, the following: 1. a draft of the Arrangement Agreement dated May 29, 2022 and a draft of the schedules thereto, including the plan of arrangement; 2. the settled form of the Voting and Support Agreement (the “Company Support Agreements”) with each of the directors and senior officers of the Company dated May 29, 2022; 22-26390-2 C1.1 P255

Page 3 3. the settled form of the Voting and Support Agreement (the “Acquirer Support Agreements” and together with the Company Support Agreements, the “Support Agreements”) with each of the directors and members of the executive committee of the Acquirer dated May 29, 2022; 4. audited annual financial statements of the Company and the Acquirer and management’s discussion and analysis related thereto for the fiscal years 2020 and 2021; 5. unaudited interim financial statements of the Company and management’s discussion and analysis related thereto for the three-month period ended March 31, 2022; 6. the notices of annual meeting of the Shareholders and the management information circulars of the Company for the meetings dated April 29, 2021 and April 28, 2022; 7. the notice of annual meeting of the shareholders of the Acquirer for the meeting dated May 6, 2021, and the notice and supplementary notice of annual meeting of the shareholders of the Acquirer for the meeting dated June 1, 2022; 8. certain other securities regulatory filings of the Company and the Acquirer for the fiscal years 2019, 2020 and 2021; 9. internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company and the Acquirer; 10. internal financial, operating and corporate information or reports of the Company and the Acquirer; 11. discussions with senior management of the Company regarding the Company and the Acquirer, various risks related to existing mines, project development, long-term prospects and other issues and matters considered by us to be relevant; 12. public information relating to the business, operations, financial performance and stock trading history of the Company, the Acquirer and other selected public companies considered by us to be relevant; 13. public information with respect to other transactions of a comparable nature considered by us to be relevant; 14. third party expert reports, such as technical reports, relating to the Company and the Acquirer; 15. reports published by equity research analysts and industry sources we considered relevant; 16. historical market prices and trading activity for the Shares and for the shares and American Depositary Receipts of the Acquirer; 17. representations contained in a certificate addressed to Scotia Capital, dated as of the date hereof, from senior officers of the Company (the “Company Certificate”) as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and 18. such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances. Scotia Capital has not, to the best of its knowledge, been denied access by the Company or the Acquirer to any information requested by Scotia Capital. 22-26390-2 C1.1 P256

Page 4 Assumptions and Limitations The Opinion is subject to the assumptions, qualifications and limitations set forth below. We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company or the Acquirer, as applicable, having regard to the business, plans, financial condition and prospects of the Company and the Acquirer, respectively. Furthermore, Scotia Capital has not assumed any obligation to conduct, and has not conducted, any physical inspection of the properties or facilities of the Company or the Acquirer. We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by the Company and its advisors with respect to such matters. Senior officers of the Company have represented to Scotia Capital in the Company Certificate, among other things, that: (a) with the exception of budgets, forecasts, projections or estimates referred to in paragraph (d) below, the Information provided to Scotia Capital orally by, or in the presence of, an officer, director or employee of, the Company, or in writing by the Company or any of its subsidiaries (as defined in the Act) or any of its or their representatives in connection with Scotia Capital’s engagement, (i) in respect of the Company or any of its subsidiaries, was at the date the Information was provided to Scotia Capital or at the date the applicable disclosure document was filed, as applicable, and is as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Act) and (ii) in respect of the Acquirer or any of its subsidiaries, to the best knowledge, information and belief of such senior officers, was at the date the Information was provided to Scotia Capital, and is as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Act); (b) since the dates on which the Information was provided or made available to Scotia Capital, except as disclosed in writing to Scotia Capital, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of (i) the Company or any of its subsidiaries, and (ii) to the best knowledge, information and belief of such officers, the Acquirer or any of its subsidiaries; (c) except as disclosed in writing to Scotia Capital, no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have, to the best of their knowledge, information and belief, a material effect on the Opinion; (d) any portions of the Information provided to Scotia Capital which constitute budgets, forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of management of the Company, are (or were at the time of preparation and continue to be) reasonable in the circumstances and are not, in the reasonable belief of management of the Company, misleading in any material respect; and (e) there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to (i) the Company or any of its subsidiaries or any of their respective securities or material assets or liabilities or (ii) to the best of their knowledge, information and belief, the Acquirer, or any of its subsidiaries or any of their respective securities or material assets or liabilities, that, in each case, have been prepared in the two years preceding the date hereof and which have not been provided to Scotia Capital. 22-26390-2 C1.1 P257

Page 5 In preparing the Opinion, Scotia Capital made several assumptions, including that (i) the executed Arrangement Agreement (including the schedules thereto) and Support Agreements will not differ in any material respect from the drafts that we reviewed, (ii) that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses, (iii) the representations and warranties in the Arrangement Agreement are true and correct as of the date hereof, and (iv) any governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any material adverse effect on the contemplated benefits expected to be derived from the Arrangement. The Opinion is rendered on the basis of the securities markets and economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and the Acquirer and its subsidiaries, as they were reflected in the Information and as they have been represented to Scotia Capital in discussions with management of the Company and its representatives. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotia Capital or any party involved in the Arrangement. The Opinion has been provided for the sole use and benefit of the Board of Directors (in their capacity as directors of the Company) in connection with, and for the purpose of, its consideration of the Arrangement and may not be used or relied upon by any other person (including, without limitation, securityholders, creditors or other constituencies of the Company) or for any other purpose. Our opinion was not intended to be, and does not constitute, a recommendation to the Board of Directors as to whether they should approve the Arrangement Agreement or to any securityholder of the Company as to how such securityholder should vote or act (including without limitation, the election of the form of consideration) with respect to the Arrangement or its Shares. The Opinion does not address in any manner the prices at which the Company’s or the Acquirer’s securities will trade at any time. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company or the Company’s underlying business decision to effect the Arrangement. Scotia Capital has not been asked to opine on, nor does it offer any opinion as to the material terms (other than the Consideration) of the Arrangement Agreement. In addition, the Opinion does not address the fairness of the Consideration to any person who validly exercises the right of dissent of such person in respect of the Arrangement. In carrying out its engagement, Scotia Capital was not authorized to solicit and did not solicit, interest from any other party with respect to the acquisition of the Company or any other business combination or other transaction involving the Company or its assets, nor did Scotia Capital negotiate with any other party in connection with any such transaction. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, the Acquirer, or any of their respective affiliates, and the Opinion should not be construed as such. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect or if there is any material change affecting the Opinion, Scotia Capital reserves the right to change, modify or withdraw the Opinion. 22-26390-2 C1.1 P258

Page 6 Conclusion Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders. Yours very truly, SCOTIA CAPITAL INC. 22-26390-2 C1.1 P259

Schedule E

INTERIM ORDER AND NOTICE OF APPLICATION

See Attached.

Court File No. CV-22-00688489-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	)	WEDNESDAY, THE 19TH
JUSTICE KIMMEL	)
	)	DAY OF OCTOBER, 2022

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2), 14.05(3)(f), AND 14.05(3)(g) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING YAMANA GOLD INC., ITS SECURITYHOLDERS, AND GOLD FIELDS LIMITED

YAMANA GOLD INC.

Applicant

INTERIM ORDER

THIS MOTION made by the Applicant, Yamana Gold Inc. (“Yamana”), for an interim order for advice and directions pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, (the “CBCA”) was heard via Zoom videoconference call.

ON READING the Notice of Motion, the Notice of Application issued on October 11, 2022 and the affidavit of Sofia Tsakos sworn October 14, 2022 (the “Tsakos Affidavit”), including the Plan of Arrangement, which is attached as Schedule B to Yamana’s draft management information circular (the “Circular”), which is attached as Exhibit “A” to the Tsakos Affidavit, and on hearing the submissions of counsel to Yamana and counsel to Gold Fields Limited (“Gold Fields”), and on being advised that the Director appointed under the CBCA (the “Director”) does not consider it necessary to appear,

Definitions

1.            THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein.

The Meeting

2.            THIS COURT ORDERS that Yamana is permitted to call, hold and conduct a special meeting (the “Yamana Meeting”) of the Yamana Shareholders, to be held at Design Exchange Toronto-Dominion Centre, 234 Bay Street, Toronto, Ontario and online at https://web.lumiagm.com/497366151, password: yamana2022 (case sensitive) at 10:00 a.m. (Toronto time) on November 21, 2022, subject to any adjournment or postponement thereof, in order for the Yamana Shareholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the “Arrangement Resolution”).

3.            THIS COURT ORDERS that the Yamana Meeting shall be deemed to have taken place at Design Exchange Toronto-Dominion Centre, 234 Bay Street, Toronto, Ontario.

4.            THIS COURT ORDERS that the Yamana Meeting shall be called, held and conducted in accordance with the CBCA, the notice of special meeting of Yamana Shareholders, which accompanies the Circular, (the “Notice of Meeting”) and the articles and by-laws of Yamana, subject to what may be provided herein and subject to further order of this Court.

5.            THIS COURT ORDERS that the right for persons authorized by this Order to attend, speak, and/or vote, as applicable, at the Yamana Meeting shall be satisfied by Yamana making available the opportunity for such persons to participate in, ask questions, and/or vote, as applicable, in person or online at the Yamana Meeting, the full particulars of which are set out in the Notice of Meeting and the Circular.

6.            THIS COURT ORDERS that all Yamana Shareholders and duly appointed proxyholders entitled to attend, speak, and/or vote, as applicable, online at the Yamana Meeting shall be deemed to be present at such Yamana Meeting, and any votes validly submitted online at the Yamana Meeting shall be deemed to have been made in person at the Yamana Meeting.

7.             THIS COURT ORDERS that the record date (the “Record Date”) for determination of the Yamana Shareholders entitled to notice of, and to vote at, the Yamana Meeting shall be October 18, 2022 and shall not change in respect of any adjournment or postponement of the Yamana Meeting unless required by law.

8.            THIS COURT ORDERS that the only persons entitled to attend or speak at the Yamana Meeting shall be:

(a)	Registered Yamana Shareholders as of the Record Date and duly appointed proxyholders;

(b)	the officers, directors, auditors, and advisors of Yamana;

(c)	representatives and advisors of Gold Fields;

(d)	the Director; and

(e)	other persons who may receive the permission of the Chair of the Yamana Meeting.

9.            THIS COURT ORDERS that Yamana may transact such other business at the Yamana Meeting as is contemplated in the Circular, or as may otherwise be properly before the Yamana Meeting.

Quorum

10.            THIS COURT ORDERS that the Chair of the Yamana Meeting shall be determined by Yamana and that the quorum at the Yamana Meeting consists of two persons present in person, online, or by proxy, each being a Yamana Shareholder entitled to vote at the Yamana Meeting, holding or representing, in the aggregate not less than 33 1/3% of the issued common shares of Yamana (the “Yamana Shares”).

Amendments to the Arrangement and Plan of Arrangement

11.            THIS COURT ORDERS that Yamana and Gold Fields are authorized to make, subject to the terms of the Arrangement Agreement, the Plan of Arrangement, and paragraph 12 hereof, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as they may determine without any additional notice to the Yamana Shareholders or others entitled to receive notice under paragraphs 15 and 16 hereof, provided same are to correct clerical errors, are non-material or would not if disclosed reasonably be expected to affect a Yamana Shareholder’s decision to vote, or are authorized by subsequent Court order, and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Yamana Shareholders at the Yamana Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Yamana Meeting but shall be subject to (i) approval by the Court and (ii) if the Court directs, approval by the Yamana Shareholders and communication to the Yamana Securityholders if and as required by the Court, and in either case in the manner required by the Court.

12.            THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement made after initial notice is provided as contemplated in paragraph 15 herein, which would, if disclosed, reasonably be expected to affect a Yamana Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Yamana and Gold Fields may jointly determine.

Amendments to the Circular

13.            THIS COURT ORDERS that Yamana is authorized to make such amendments, revisions and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised and/or supplemented, shall be the Circular to be distributed in accordance with paragraphs 15 and 16.

Adjournments and Postponements

14.            THIS COURT ORDERS that Yamana, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Yamana Meeting on one or more occasions, without the necessity of first convening the Yamana Meeting or first obtaining any vote of the Yamana Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Yamana may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Yamana Meeting in respect of adjournments and postponements.

Notice of Meeting

15.            THIS COURT ORDERS that, subject to the extent section 253(4) of the CBCA is applicable, in order to effect notice of the Yamana Meeting, Yamana shall send the Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy or voting instruction form, as applicable, and the letter of transmittal, along with such amendments or additional documents as Yamana may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), as follows:

(a)	to the Registered Yamana Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Yamana Meeting, including the date of sending but excluding the date of the Yamana Meeting, by one or more of the following methods:

(i)	by pre-paid ordinary or first class mail at the addresses of the Yamana Shareholders as they appear on the books and records of Yamana, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Yamana;

(ii)	by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

(iii)	by facsimile or electronic transmission to any Yamana Shareholder, who is identified to the satisfaction of Yamana, who requests or accepts such transmission in writing and, if required by Yamana, who is prepared to pay the charges for such transmission;

(b)	to Non-Registered Yamana Shareholders, including holders of Yamana Depositary Interests, by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer; and

(c)	to the directors and auditors of Yamana, and to the Director appointed under the CBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail, or by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Yamana Meeting, including the date of sending but excluding the date of the Yamana Meeting, and that compliance with this paragraph shall constitute sufficient notice of the Yamana Meeting.

16.            THIS COURT ORDERS that Yamana is hereby directed to distribute the Circular( including the Notice of Application and this Interim Order) (collectively, the “Court Materials”) to the holders of performance share units (“Yamana PSUs”), restricted share units (“Yamana RSUs”), and deferred share units (“Yamana DSUs”), by any method permitted for notice to Yamana Shareholders as set forth in paragraphs 15(a) or 15(b) hereof or by electronic transmission, concurrently with the distribution described in paragraph 15 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Yamana or its registrar and transfer agent at the close of business on the Record Date.

17.            THIS COURT ORDERS that accidental failure or omission by Yamana to give notice of the Yamana Meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Yamana, or the non-receipt of such notice shall, subject to further order of this Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Yamana Meeting. If any such failure or omission is brought to the attention of Yamana, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

18.            THIS COURT ORDERS that Yamana is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials, as Yamana may determine in accordance with the terms of the Arrangement Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 12, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Yamana may determine.

19.            THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 15 and 16 of this Interim Order shall constitute notice of the Yamana Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 15 and 16 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Yamana Meeting to such persons or to any other persons, except to the extent required by paragraph 12 above.

Solicitation and Revocation of Proxies

20.            THIS COURT ORDERS that Yamana is authorized to use the letter of transmittal, voting instruction forms, and forms of proxies, substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as Yamana may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Yamana is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Yamana may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Yamana Shareholders, if Yamana deems it advisable to do so.

21.            THIS COURT ORDERS that Yamana Shareholders shall be entitled to revoke their proxies in accordance with section 148(4) of the CBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to section 148(4)(a)(i) of the CBCA must either be delivered to the offices of Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, at any time up to and including the close of business on the last business day preceding the day of the Yamana Meeting, or any adjournment or postponement thereof, or delivered to the Chair of the Yamana Meeting on the day of the Yamana Meeting prior to the commencement of the Yamana Meeting or any adjournment or postponement thereof. Yamana Shareholders may also revoke their proxies as described in the Circular, including:

(a)	Registered Yamana Shareholders, or duly appointed proxyholders, may revoke a proxy by:

(i)	voting again on the Internet or by phone at any time up to 4:00 p.m. (Toronto time) on November 17, 2022 (or no later than 4:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting);

(ii)	completing a form of proxy that is dated later than the form of proxy being revoked, and mailing it or faxing it as instructed on the form of proxy so that it is received before 4:00 p.m. (Toronto time) on November 17, 2022 (or no later than 4:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting); or

(iii)	attending the Yamana Meeting online and voting at the Yamana Meeting online;

(b)	Non-Registered Yamana Shareholders (other than (i) Non-Registered Yamana Shareholders that have appointed themselves as proxy holders; or (ii) holders of Yamana Depositary Interests) that wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf in accordance with any requirements of the Intermediaries; and

(c)	holders of Yamana Depositary Interests that wish to change their vote must either:

(i)	if they have voted by way of CREST Voting Instruction, revoke or amend their previously submitted CREST Voting Instruction in accordance with the procedures described in the CREST Manual;

(ii)	if they have voted by way of Form of Instruction, arrange for Computershare UK to revoke or amend such previously submitted Form of Instruction by notifying Computershare UK by email at !UKALLDITeam2@computershare.co.uk prior to 4:00 p.m. (Toronto time) on November 16, 2022, or no later than 4:00 p.m. (Toronto time) on the date that is three days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Yamana Meeting; or

(iii)	if a holder of Yamana Depositary Interests, or its appointee, attends the Yamana Meeting in person or online and votes again at the Yamana Meeting, they will be revoking any and all previously submitted Forms of Instruction or CREST Voting Instructions.

Yamana Shareholders may also revoke their proxies by any other method permitted by applicable law.

22.            THIS COURT ORDERS that the only persons entitled to vote in person, online, or by proxy on the Arrangement Resolution, or on such other business as may be properly brought before the Yamana Meeting, shall be those Yamana Shareholders who hold Yamana Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes, and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

23.            THIS COURT ORDERS that votes shall be taken at the Yamana Meeting on the basis of one vote per Yamana Share. In order for the Plan of Arrangement to be implemented, subject to further Order of this Court, the Arrangement Resolution must be passed, with or without variation, at the Yamana Meeting by an affirmative vote of at least two-thirds (66 2/3%) of the votes cast in respect of the Arrangement Resolution at the Yamana Meeting in person, online, or by proxy by the Yamana Shareholders entitled to vote at the Yamana Meeting. Such votes shall be sufficient to authorize Yamana to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Yamana Shareholders, subject only to final approval of the Arrangement by this Court.

24.            THIS COURT ORDERS that in respect of matters properly brought before the Yamana Meeting pertaining to items of business affecting Yamana (other than in respect of the Arrangement Resolution), each Yamana Shareholder is entitled to one vote for each Yamana Share held.

Dissent Rights

25.            THIS COURT ORDERS that each Registered Yamana Shareholder entitled to vote at the Yamana Meeting shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 190 of the CBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 190(5) of the CBCA, any Yamana Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Yamana in the form required by section 190 of the CBCA and the Arrangement Agreement, which written objection must be received by Yamana at Suite 2200, 200 Bay Street, Toronto, Ontario, Canada M5J 2J3, Attention: Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary, with a copy to Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3C2, Attention: Stephanie Voudouris, not later than 4:00 p.m. (Toronto time) on the last business day that is two (2) Business Days immediately preceding the Yamana Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the CBCA. For purposes of these proceedings, the “court” referred to in section 190 of the CBCA means this Court.

26.            THIS COURT ORDERS that, consistent with section 190(3) of the CBCA, Yamana shall be required to offer to pay fair value, as of the close of business on the day prior to approval of the Arrangement Resolution, for Yamana Shares held by Yamana Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Yamana Shareholders may be entitled pursuant to the terms of the Plan of Arrangement.

27.            THIS COURT ORDERS that any Yamana Shareholder who duly exercises such Dissent Rights set out in paragraph 25 hereof and who:

(a)	is ultimately determined by this Court to be entitled to be paid fair value for his, her or its Yamana Shares, shall be deemed to have transferred those Yamana Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Yamana for cancellation in consideration for a payment of cash from Yamana equal to such fair value; or

(b)	is for any reason ultimately determined by this Court not to be entitled to be paid fair value for his, her or its Yamana Shares pursuant to the exercise of the Dissent Rights shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Yamana Shareholder;

but in no case shall Yamana, Gold Fields, or any other person be required to recognize such Yamana Shareholders as holders of Yamana Shares at or after the date upon which the Arrangement becomes effective and the names of such Yamana Shareholders shall be deleted from Yamana’s register of Yamana Shareholders at that time.

Hearing of Application for Approval of the Arrangement

28.            THIS COURT ORDERS that upon approval by the Yamana Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Yamana may seek final approval of the Arrangement, at a hearing at which the substantive and procedural fairness of the Arrangement is considered and at which the Yamana Shareholders have the right to appear, subject to paragraph 31, which approval, if granted, will be relied upon by Gold Fields as the basis for the exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to section 3(a)(10) thereof with respect to the issuance of the Consideration Shares to be received by Yamana Shareholders and holders of Yamana Depositary Interests in exchange for Yamana Shares or Yamana Depositary Interests, respectively, under the Arrangement.

29.            THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Circular, when sent in accordance with paragraphs 15 and 16 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 30.

30.              THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on counsel to Yamana, with a copy to counsel for Gold Fields, as soon as reasonably practicable, and, in any event, by no later than 4:00 p.m. (Toronto time) on November 21, 2022, or the second last Business Day before the hearing of the application or such other date as the Court may order, at the following addresses:

Cassels Brock & Blackwell LLP	Fasken Martineau DuMoulin LLP
Scotia Plaza, Suite 2100	333 Bay Street, Suite 2400
40 King Street West	Toronto, ON M5H 2T6
Toronto, Ontario M5H 3C2
Brad Moore
Stephanie Voudouris	Tel: 416.865.4550
Tel: 416.860.6617	bmoore@fasken.com
svoudouris@cassels.com

Jessica Lewis
Tel: 778.372.6791
jlewis@cassels.com

31.            THIS COURT ORDERS that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

(a)	Yamana;

(b)	Gold Fields;

(c)	the Director; and

(d)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order, and the Rules of Civil Procedure.

32.            THIS COURT ORDERS that any materials to be filed by Yamana in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Court.

33.            THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 30 shall be entitled to be given notice of the adjourned date.

Service and Notice

34.             THIS COURT ORDERS that the Applicants and their counsel are at liberty to serve or distribute this Order, any other materials and orders as may be reasonably required in these proceedings, including any notices, or other correspondence, by forwarding true copies thereof by electronic message to Yamana Shareholders, holders of Yamana PSUs, holders of Yamana RSUs, holders of Yamana DSUs, creditors or other interested parties and their advisors. For greater certainty, any such distribution or service shall be deemed to be in satisfaction of a legal or juridical obligation, and notice requirements within the meaning of clause 3(c) of the Electronic Commerce Protection Regulations, Reg. 81000-2-175 (SOR/DORS).

Precedence

35.            THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Yamana Shares, Yamana PSUs, Yamana RSUs, Yamana DSUs, or the articles or by-laws of Yamana, this Interim Order shall govern.

Extra-Territorial Assistance

36.            THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

Variance

37.            THIS COURT ORDERS that Yamana shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct.

Enforceability

38.            THIS COURT ORDERS that this Interim Order is effective and enforceable once signed without any further need for entry and filing.

/s/ Jessica Kimmel

Court File No. CV-22-00688489-00CL

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING YAMANA

GOLD INC., ITS SECURITYHOLDERS, AND GOLD FIELDS LIMITED

Applicant

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

PROCEEDING COMMENCED AT
TORONTO

INTERIM ORDER

CASSELS BROCK & BLACKWELL LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Stephanie Voudouris LSO#: 65752M
Tel: 416.860.6617
svoudouris@cassels.com

Jessica Lewis LSBC#: 512122
Tel: 778.372.6791
jlewis@cassels.com

Lawyers for the Applicant
Yamana Gold Inc.

Electronically issued / Délivré par voie électronique : 07-Oct-2022	Court File No./N° du dossier du greffe : CV-22-00688489-00CL
Toronto Superior Court of Justice / Cour supérieure de justice

Court File No. CV-22

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2), 14.05(3)(f), AND 14.05(3)(g) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING YAMANA GOLD INC., ITS SECURITYHOLDERS, AND GOLD FIELDS LIMITED

YAMANA GOLD INC.

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENTS:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing

☐ In writing

☐ In person

☐ By telephone conference

☒ By video conference

at 330 University Avenue, Toronto, before a judge presiding over the Commercial List, on November 23, 2022 at 12:00 p.m., or as soon after that time as the matter can be heard.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

Electronically issued / Délivré par voie électronique : 07-Oct-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00688489-00CL

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date	Issued by
Local Registrar

	Address of court office:	Superior Court of Justice 330 University Avenue, 9th Floor Toronto ON M5G 1R7

TO:	ALL HOLDERS OF COMMON SHARES, PERFORMANCE SHARE UNITS, DEFERRED SHARE UNITS, AND RESTRICTED SHARE UNITS OF YAMANA GOLD INC.

AND TO:	THE DIRECTORS OF YAMANA GOLD INC.

AND TO:	THE AUDITORS OF YAMANA GOLD INC.

AND TO:	THE DIRECTOR UNDER THE CANADA BUSINESS CORPORATIONS ACT

AND TO:	FASKEN MARTINEAU DuMOULIN LLP

333 Bay Street, Suite 2400

Toronto, ON M5H 2T6

Brad Moore LSO#: 47880A

Tel: 416.865.4550

bmoore@fasken.com

Lawyers for Gold Fields Limited

Electronically issued / Délivré par voie électronique : 07-Oct-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00688489-00CL

APPLICATION

1.	The applicant, Yamana Gold Inc. (“Yamana”), makes application for:

(a)	an Interim Order for advice and directions pursuant to subsection 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, (the “CBCA”) with respect to notice and conduct of a special meeting (the “Yamana Meeting”) of the shareholders of Yamana (the “Yamana Shareholders”) and such other matters pertaining to a proposed arrangement (the “Arrangement”) under a plan of arrangement (the “Plan of Arrangement”) involving Yamana, its securityholders, and Gold Fields Limited (“Gold Fields”);[1]

(b)	a Final Order pursuant to subsections 192(3) and 192(4) of the CBCA approving the Arrangement if it is adopted and approved by the Yamana Shareholders at the Yamana Meeting, substantially in the form described in the management information circular (the “Circular”) to be distributed to Yamana Shareholders in connection with the Yamana Meeting;

(c)	an order abridging the time for the service and filing of, or dispensing with service of, this Notice of Application and related materials, if necessary; and

(d)	such further and other relief as to this Court may seem just.

2.	The grounds for the application are:

(a)	Yamana is a corporation organized under the CBCA. Its head office and registered office are located in Toronto, Ontario. It is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including in Canada, Brazil, Chile, and Argentina;

1 All capitalized terms used but not defined have the meaning given to them in the Circular, which will be appended as an Exhibit to the affidavit sworn in support of this application.

Electronically issued / Délivré par voie électronique : 07-Oct-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00688489-00CL

(b)	Yamana is a reporting issuer in each of the provinces and territories of Canada. The Yamana Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the trading symbol “YRI”, are listed on the New York Stock Exchange (“NYSE”) under the trading symbol “AUY”, and are listed on the London Stock Exchange under the trading symbol “AUY”;

(c)	Yamana also has performance share units (“Yamana PSUs”), restricted share units (“Yamana RSUs”), and deferred share units (“Yamana DSUs”) outstanding;

(d)	Gold Fields is a public company registered in South Africa and is a foreign private issuer under U.S. Securities Laws. Its head and registered office is located in Sandown, Sandton, South Africa. It is a significant producer of gold and a major holder of gold reserves and resources in South Africa, Ghana, Australia, and Peru;

(e)	the Gold Fields Shares trade on the Johannesburg Stock Exchange operated by JSE Limited, a public company incorporated under the laws of South Africa (the “JSE”), under the trading symbol “GFI”. The Gold Fields American depository shares (the “Gold Fields ADSs”) trade on the NYSE under the trading symbol “GFI”;

(f)	Gold Fields is not currently a reporting issuer in any province or territory of Canada. However, upon completion of the Arrangement, Gold Fields is expected to become a reporting issuer in each province and territory of Canada as a consequence thereof. Following completion of the Arrangement, the Gold Fields Shares and the Gold Fields ADSs will continue to be listed for trading on the JSE and the NYSE, respectively, under the symbol “GFI”. Gold Fields has also applied to have the Gold Fields ADSs listed on the TSX and the TSX has conditionally approved the listing of the Gold Fields ADSs, subject to Gold Fields fulfilling all of the requirements on the TSX on or before December 21, 2022;

Electronically issued / Délivré par voie électronique : 07-Oct-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00688489-00CL

(g)	on May 31, 2022, Yamana and Gold Fields entered into an arrangement agreement (as amended, supplemented or otherwise modified from time to time, the “Arrangement Agreement”) pursuant to which, and subject to the terms and conditions set out therein, Gold Fields agreed to acquire all of the issued and outstanding Yamana Shares, by way of a court-approved Plan of Arrangement under section 192 of the CBCA;

(h)	under the terms of the Arrangement, at the Effective Time:

(i)	Yamana Shareholders (other than any Dissenting Shareholders and Gold Fields or any of its affiliates) will receive, at their election, either 0.6 of a Gold Fields Share or 0.6 of a Gold Fields ADS for each Yamana Share (whether in the form of a Yamana Share or Yamana Depositary Interest). If the Arrangement is completed, Yamana will become a wholly-owned subsidiary of Gold Fields, and it is anticipated that Former Gold Fields Shareholders and Former Yamana Shareholders will own approximately 61% and 39%, respectively, of the Gold Fields Shares, and thus the Combined Company;

(ii)	each Yamana RSU (whether vested or unvested) will vest in accordance with the terms of the Yamana RSU Plan and will be transferred by the holder thereof to Gold Fields Subco in exchange for such number of Gold Fields ADSs as is equal to the number of Yamana Shares subject to the Yamana RSUs immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number;

Electronically issued / Délivré par voie électronique : 07-Oct-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00688489-00CL

(iii)	each Yamana PSU will be transferred by the holder thereof to Yamana in exchange for a cash payment from Yamana equal to the VWAP of one Yamana Share on the TSX during the five trading days prior to the Effective Date multiplied by the applicable Multiplier (as defined in the Yamana PSU Plan); and

(iv)	each Yamana DSU will be transferred to Yamana in exchange for a cash payment from Yamana equal to the VWAP of one Yamana Share on the TSX during the five trading days prior to the Effective Date;

(i)	pursuant to the Arrangement Agreement (and subject to the approval of this Court and other conditions set out in the Arrangement Agreement), to be effective, the resolution approving the Arrangement must be approved by at least two-thirds (66 2/3%) of the votes cast by Yamana Shareholders in person, online, or represented by proxy and entitled to vote at the Yamana Meeting;

(j)	the Arrangement is an “arrangement” within the meaning of subsection 192(1) of the CBCA and is being proposed for a valid business purpose;

(k)	all statutory requirements under the CBCA, including the solvency requirements, have been or will be fulfilled by the return date of this application;

(l)	it is not practicable for Yamana to effect a fundamental change in the nature of the Plan of Arrangement other than pursuant to the provisions of section 192 of the CBCA;

Electronically issued / Délivré par voie électronique : 07-Oct-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00688489-00CL

(m)	the proposed Arrangement is substantively and procedurally fair and reasonable, is in the best interests of Yamana Shareholders and other affected parties, and is put forward in good faith;

(n)	the directions set out and the approvals required pursuant to the Interim Order, if granted, will be followed and obtained by the return date of this application;

(o)	service in these proceedings on persons outside of Ontario will be effected pursuant to Rule 17.02(n) of the Rules of Civil Procedure and the Interim Order;

(p)	this application has a material connection to the Toronto Region in that, among other things, (i) Yamana is an CBCA corporation, its head office and registered office are located in Toronto and the Yamana Shares are listed for trading on the TSX; and (ii) and the auditors for Yamana are located in Toronto;

(q)	the Final Order, if granted, approving among other things the procedural and substantive fairness of the terms and conditions of the Arrangement, will constitute the basis for the exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof with respect to the issuance of the Consideration Shares to be received by Yamana Shareholders in exchange for Yamana Shares (whether in the form of Yamana Shares or Yamana Depositary Interests) under the Arrangement;

(r)	section 192 of the CBCA and rules 1.04, 1.05, 3.02, 14.05, 17.02, and 38 of the Rules of Civil Procedure;

(s)	National Instrument 54-101 – Communication with Beneficial Owners of the Securities of a Reporting Issuer of the Canadian Securities Administrators; and

Electronically issued / Délivré par voie électronique : 07-Oct-2022 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-22-00688489-00CL

(t)	such further and other grounds as counsel to Yamana may advise and this Court may permit.

3.	The following documentary evidence will be used at the hearing of the application:

(a)	an affidavit in support of the Interim Order and the Final Order, to be sworn and filed in this proceeding, and the exhibits (including the Circular and the Plan of Arrangement) attached thereto and other materials referenced therein;

(b)	supplementary affidavits to be filed in respect of the Yamana Meeting and in compliance with the Interim Order, to be sworn; and

(c)	such further and other evidence as counsel to Yamana may advise and this Court may permit.

11
October 7, 2022	CASSELS BROCK & BLACKWELL LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Stephanie Voudouris LSO#: 65752M
Tel: 416.860.6617
svoudouris@cassels.com

Jessica Lewis LSBC#: 512122
Tel: 778.372.6791
jlewis@cassels.com

Lawyers for the Applicant
Yamana Gold Inc.

Electronically issued / Délivré par voie électronique : 07-Oct-2022	Court File No./N° du dossier du greffe : CV-22-00688489-00CL
Toronto Superior Court of Justice / Cour supérieure de justice	Court File No. CV-22-

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING YAMANA

GOLD INC., ITS SECURITYHOLDERS, AND GOLD FIELDS LIMITED

Applicant

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

PROCEEDING COMMENCED AT
TORONTO

NOTICE OF APPLICATION

CASSELS BROCK & BLACKWELL LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Stephanie Voudouris LSO#: 65752M
Tel: 416.860.6617
svoudouris@cassels.com

Jessica Lewis LSBC#: 512122
Tel: 778.372.6791
jlewis@cassels.com

Lawyers for the Applicant
Yamana Gold Inc.

Schedule F

SECTION 190 OF THE CANADA BUSINESS CORPORATION ACT

Pursuant to the Interim Order, Registered Yamana Shareholders have the right to dissent in respect of the Arrangement in accordance with section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order. Such right to dissent is described in the Circular. The full text of section 190 of the CBCA is set forth below.

Right to dissent

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

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Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

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Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

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Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

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Schedule G

COMPARISON OF SHAREHOLDER RIGHTS UNDER THE CBCA AND THE SACA

The following summary of the most significant differences in shareholder rights is not intended to be complete and is qualified in its entirety by reference to the CBCA, the SACA, the regulations made or laws developed thereunder and the governing constating documents of the applicable Party. Shareholders should consult their legal or other professional advisors with regard to the implications of the Arrangement which may be of importance to them. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Circular.

Votes Required for Certain Transactions

Under the CBCA, certain corporate actions, such as certain amalgamations (other than with a direct or indirect wholly-owned subsidiary), continuances, and sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other corporate actions and fundamental changes such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by special resolution. A special resolution is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all the shareholders entitled to vote on that resolution. In certain cases, a special resolution to approve certain corporate actions is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

Under the SACA, certain corporate actions are required to be approved by special resolution. These include the following transactions, to the extent that the transaction relates to or includes, as a party, a public company (such as Gold Fields): (a) the disposal or sale of all or the greater part of the assets or undertaking of a company (other than intra-group transactions); (b) an amalgamation or merger; (c) a scheme of arrangement; (d) the repurchase by a company of more than 5% of the issued shares of any particular class of the company’s shares; and (e) the issuance of shares representing an amount equal to or more than 30% of the prevailing voting rights immediately prior to the issuance. A special resolution is a resolution passed by at least 75% (although this threshold may be amended by a company in its memorandum of incorporation (“MOI”), which is its constitution document or by-laws) of the votes cast by the shareholders who voted in respect of the resolution or signed by at least 75% of the shareholders entitled to vote on that resolution. In addition, Gold Fields, as an issuer listed on the JSE, must comply with the JSE Listings Requirements in respect of certain transactions, for example a specific repurchase or a transactions exceeding certain thresholds or with related parties in addition to any requirements under the SACA or MOI.

Calling a Shareholder’s Meeting

Under the CBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. Upon meeting the technical requirements set out in the CBCA for making such a requisition, the directors of the corporation must call a meeting of shareholders. If they do not, the shareholders who made the requisition may call the meeting.

Under the SACA, one or more holders of at least, in aggregate, 10% of the voting rights entitled to be exercised in relation to the matter may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition, and the directors must call a meeting of shareholders. A company’s MOI may specify a lower percentage in substitution of the 10% threshold for requisitioning a general meeting under the SACA. A company, or any shareholder of a company, may apply to a court for an order setting aside a demand to requisition a general meeting of shareholders on the grounds that the demand: (a) is frivolous; (b) calls for a meeting for no other purpose than to reconsider a matter that has already been decided by the shareholders; or (c) is otherwise vexatious.

Notice of Shareholder Meetings

Under the CBCA, notice of the time and place of a meeting of shareholders of a distributing corporation must be sent to each shareholder entitled to vote at the meeting, each director and the auditor of the corporation not less than 21 days and not more than 60 days before the meeting. In the case of a notice of a meeting of shareholders at which special business is to be transacted, the notice must also state the nature of the business to be transacted at the meeting in sufficient detail to permit the shareholder to form a reasoned judgment thereon and the text of any special resolution to be submitted to the meeting.

Under the SACA, notice of the time and place of a meeting of shareholders must be delivered to all of the shareholders of the company, in the prescribed manner and form, at least 15 business days before the meeting date, in the case of a public company (such as Gold Fields) and such 15 business days' notice period would begin running on the day on which shareholders are deemed to have received the notice (which, if the notice is delivered by registered post, occurs on the seventh calendar day from the date on which such notice was despatched). A notice of a shareholders meeting must be in writing, and must include, among other details, (a) the date, time and place for the meeting and the record date for the meeting, (b) the general purpose of the meeting and, in respect of a meeting requisitioned by shareholders, any specific purpose, and (c) a copy of any proposed resolution of which the company has received notice and which is to be considered at the meeting, and a notice of the percentage of voting rights that will be required for that resolution to be adopted.

Shareholder Consent in Lieu of Meeting

Under the CBCA, shareholder action without a meeting may only be taken by written resolution signed by all shareholders who would be entitled to vote on such action at a meeting.

Under the SACA, shareholder action without a meeting may be taken by written resolution, provided that the resolution is submitted for consideration to the shareholders entitled to exercise voting rights in relation to the resolution, and is voted on in writing by shareholders entitled to exercise voting rights in relation to the resolution within 20 business days after the resolution was submitted to them. A written resolution will have been adopted if it is supported by persons entitled to exercise sufficient voting rights for it to have been adopted as an ordinary or special resolution, as the case may be, at a properly constituted shareholders meeting, and, if adopted, has the same effect as if it had been approved by voting at a meeting. This, however, does not apply to certain matters expressly excluded in terms of the JSE Listings Requirements and any business of a company that is required by the SACA or the company’s MOI to be conducted at an annual general meeting of the company; a meeting will be required in such instances.

The MOI of Gold Fields (the “Gold Fields MOI”) provides that Gold Fields shall hold a shareholders meeting in order to consider one or more resolutions and shall not permit a resolution that could be voted on at a shareholders meeting to be dealt with by way of a written resolution. The JSE Listings Requirements further requires that all transactions under the JSE Listings Requirements which requires the approval of shareholders at meetings, may not be voted on by way of written resolutions. This is entrenched in the Gold Fields MOI.

Shareholder Quorum

Under the CBCA, a corporation’s by-laws may specify the number of shares with voting rights attached thereto which shall be present, or represented by proxy, in order to constitute a quorum for the transaction of any business at any meeting of the shareholders. Yamana’s by-laws provide that the quorum for the transaction of business at any meeting of Yamana Shareholders shall be two persons present in person, each being a Yamana Shareholder entitled to vote at such meeting or a duly appointed proxy or proxyholder for an absent Yamana Shareholder so entitled, holding or representing in the aggregate not less than one-third of the issued and outstanding Yamana Shares carrying voting rights at such meeting.

Under the SACA, a shareholders meeting may not begin until sufficient persons are present at the meeting to exercise, in aggregate, at least 25% of all of the voting rights that are entitled to be exercised in respect of at least one matter to be decided at the meeting. Furthermore, a matter to be decided at the meeting may not begin to be considered unless sufficient persons are present at the meeting to exercise, in aggregate, at least 25% of all of the voting rights that are entitled to be exercised on that matter at the time the matter is called on the agenda. Notwithstanding the foregoing, if a company has more than two shareholders, a meeting may not begin, or a matter begin to be debated, unless at least three shareholders are present at the meeting and the quorum requirements of the SACA (or the company’s MOI, if different) as set out above are satisfied. This position is not altered in the Gold Fields MOI.

Advance Notice Provisions for Shareholder Nominations and Proposal

Under the CBCA, a proposal with respect to the nomination of candidates for election to the board of directors may be made at or before any annual meetings of the corporation. In addition, a CBCA corporation may also adopt advance notice provisions under its by-laws. Yamana’s by-laws set out advance notice requirements for director nominations. Among other things, the by-laws fix a deadline by which Yamana Shareholders must notify Yamana of their intention to nominate directors and set out the information that Yamana Shareholders must provide in the notice for it to be valid. These requirements are intended to provide all Yamana Shareholders with the opportunity to evaluate and review all proposed nominees and vote in an informed and timely manner on those nominees.

With respect to a shareholder proposal to nominate directors, under the CBCA, a shareholder or persons who have the support of persons who, represent, in the aggregate, not less than 5% of the shares or 5% of the shares of a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented may submit notice to a corporation of any matter that such shareholder or shareholders propose to raise at a meeting of shareholders, which notice must be provided not later than 90 days prior to the anniversary date of the notice of meeting that was sent to shareholders in connection with the previous annual meeting of shareholders. Such a proposal may not be with respect to a personal claim or redress a personal grievance against the corporation, its directors, officers or other security holders and must relate in a significant way to the business or affairs of the corporation. If a notice complies with the requirements of the CBCA, the corporation is required to include a statement relating thereto and not exceeding 500 words in the management proxy circular for the relevant meeting of shareholders. If a corporation refuses to accept a notice that otherwise complies with the related provisions of the CBCA, the shareholder or shareholders who provided such notice and proposal may apply to a court to make any order that it deems fit, including restraining the holding of a meeting at which it was sought to bring forth such a proposal.

The SACA does not prescribe any notice requirement for shareholders’ nomination of candidates for election to the board of directors; however, the company would need to be notified of any nominations in time to allow the company to undertake the process below prior to such nominee’s election being voted on at a shareholder meeting or annual general meeting.

The Gold Fields MOI provides that Gold Fields must convene an annual general meeting once every calendar year in order to provide for, inter alia, the election of directors, to the extent required by the SACA or the Gold Fields MOI. The Gold Fields MOI further provides that: (a) the board of directors, with the assistance of the nominations committee, must make recommendations to the shareholders regarding the eligibility of persons nominated for election as directors, taking into account their past performance and contribution, if applicable; and (b) a brief curriculum vitae of each person standing for election or re-election as a director at a shareholders meeting or the annual general meeting, must accompany the notice of the shareholders meeting.

Amendment to Governing Documents

Under the CBCA, any amendment to a corporation’s articles generally requires approval by special resolution. The CBCA provides that unless the articles or by-laws otherwise provide, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of a corporation. Where the directors make, amend or repeal a by-law, they are required under the CBCA to submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may, by ordinary resolution, being a resolution passed by not less than a majority of the votes cast by the shareholders who voted in respect of the resolution or signed by all the shareholders entitled to vote on that resolution, confirm, reject or amend the by-law, amendment or repeal. If the directors of a corporation do not submit a by-law, an amendment or a repeal to the shareholders at the next meeting of shareholders, the by-law, amendment or repeal will cease to be effective, and no subsequent resolution of the directors to adopt, amend or repeal a by-law having substantially the same purpose and effect is effective until it is confirmed or confirmed as amended by the shareholders.

Under the SACA, except to the extent that a company’s MOI provides otherwise, the board of directors of a company may make, amend or repeal any necessary or incidental rules relating to the governance of the company in respect of matters that are not addressed in the SACA or the MOI, by publishing a copy of those rules in such a manner required or permitted by the company’s MOI or rules, and by filing a copy of those rules. The Gold Fields MOI prohibits the board of directors from making, amending, or repealing rules. Under the SACA, a company’s MOI may be amended if a special resolution to amend it is proposed by either the board of directors of the company or shareholders entitled to exercise at least 10% of the voting rights that may be exercised on such a resolution, and such resolution is adopted, as a special resolution, at a shareholders meeting or by written resolution. A company's MOI may further be amended in compliance with a court order in which case a special resolution is not required. In respect of companies listed on the JSE, any amendments to be made to an MOI must first be approved by the JSE prior to the issuer obtaining shareholder approval as required under the SACA and making the requisite filings with the Companies and Intellectual Property Commission.

Dissenters’ or Appraisal Rights

The CBCA provides that shareholders of a corporation governed thereunder who are entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. The CBCA does not distinguish for this purpose between listed and unlisted shares. Such matters include: (a) any amalgamation with another corporation (other than with certain affiliated corporations); (b) an amendment to the corporation’s articles to add, change or remove any provisions restricting the issue, transfer or ownership of shares; (c) an amendment to the corporation’s articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on; (d) a continuance under the laws of another jurisdiction; (e) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; (f) a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; (g) a going-private transaction or a squeeze-out transaction or (h) certain amendments to the articles of a corporation which require a separate class or series vote.

The SACA provides that shareholders who do not approve of certain triggering events may have their shares bought out by the company in cash, at a fair price reflecting the value of those shares; this is commonly referred to as “dissenting shareholders' appraisal rights”. Such value may in certain cases be determined judicially in the case where the company has failed to make an offer, or has made an offer considered by the dissenting shareholder(s) to be inadequate. The process for dissenting shareholders to exercise their appraisal rights is subject to strict procedural requirements. Appraisal rights are not a general right and will only be triggered where the company proposes to: (a) implement a fundamental transaction, an affected transaction or a repurchase transaction that is subject to the requirements applicable to fundamental transactions (such as a disposal transaction in respect of all or the greater part of its assets or undertaking, an amalgamation or merger, a scheme of arrangement, or other types of affected transactions (such as a mandatory offer or compulsory acquisition); or (b) amend its MOI by altering preferences, rights, limitations, or other terms of any class of its shares in any manner materially adverse to the rights or interests of holders of that class of shares. In addition to the rights of shareholders under section 164 of the SACA in the instances of the above matters, when a company proposes to implement a fundamental transaction, an affected transaction or a repurchase transaction that is subject to the requirements applicable to fundamental transactions, such transactions may not proceed (despite being approved by shareholders) without the approval of a court if: (i) the resolution was opposed by at least 15% of the voting rights that were exercised on that resolution and, within five business days after the vote, any person who voted against the resolution requires the company to seek court approval; or (ii) the court, on an application within 10 business days after the vote by any person who voted against the resolution, grants that person leave to apply to a court for a review of the transaction.

Oppression Remedy

The CBCA provides an oppression remedy that enables a court to make any order, either interim or final, to rectify the matters complained of if the court is satisfied upon application by a complainant (as defined below) that: (a) any act or omission of the corporation or an affiliate effects a result; (b) the business or affairs of the corporation or an affiliate are or have been carried on or conducted in a manner; or (c) the powers of the directors of the corporation or an affiliate are or have been exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer. A complainant may include: (i) a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates; (ii) a present or former officer or director of the corporation or any of its affiliates; (iii) the Director; and/or (iv) any other person who in the discretion of the court is a proper person to make such application.

The oppression remedy provides the court with an extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders and other complainants. While conduct which is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights. Furthermore, the court may order a corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action). The complainant is not required to give security for costs in an oppression action.

The SACA provides that a shareholder or a director of a company may apply to the court for relief if (a) any act or omission of the company, or a related person (as defined in the SACA) has had a result that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, the applicant, or (b) the business of the company, or a related person, is being or has been carried on or conducted in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, the applicant or (c) the powers of a director or prescribed officer of the company, or a person related to the company, are being or have been exercised in a manner that is oppressive or unfairly prejudicial to, or unfairly disregards the interests of, the applicant.

Upon considering such an application, the court may make any interim or final order it considers fit, including: (a) an order restraining the conduct complained of; (b) an order appointing a liquidator, if the company appears to be insolvent; (c) an order placing the company under supervision and commencing business rescue proceedings; (d) an order to regulate the company’s affairs by directing the company to amend its MOI or to create or amend a unanimous shareholder agreement; (e) an order directing an issue or exchange of shares; (f) an order appointing directors in place of or in addition to all or any of the directors then in office or declaring any person delinquent or under probation, as contemplated in the SACA; (g) an order directing the company or any other person to restore to a shareholder any part of the consideration that the shareholder paid for shares, or pay the equivalent value, with or without conditions; (h) an order varying or setting aside a transaction or an agreement to which the company is a party and compensating the company or any other party to the transaction or agreement; (i) an order requiring the company, within a time specified by the court, to produce to the court or an interested person financial statements in a form required by the SACA, or an accounting in any other form the court may determine; (j) an order to pay compensation to an aggrieved person, subject to any other law entitling that person to compensation; (k) an order directing rectification of the registers or other records of a company; or (l) an order for the trial of any issue as determined by the court.

Pre-emptive Rights

Under the CBCA, holders of a class or series of shares in a corporation do not have pre-emptive rights to subscribe for or purchase any additional shares of that class or series or of another class or series, unless such rights are so provided in the articles of the corporation. In addition, notwithstanding that the articles of the corporation provide such a pre-emptive right, shareholders shall not have a pre-emptive right in respect of shares to be issued (a) for a consideration other than, money, (b) as a share dividend or (c) pursuant to the exercise of conversion privileges, options or rights previously granted by the corporation.

Under the Gold Fields MOI, shareholders of each class have a pre-emptive right to subscribe for any additional shares of that class by way of a rights offer pro rata to the voting power of that shareholder’s voting rights of that class of equity securities immediately before the offer was made (with a reasonable time allowed to subscribe), unless (a) shareholder and, if required, JSE approvals have been obtained, (b) it is in respect of a capitalization issue, an issue for an acquisition of assets (including another company) or where an amalgamation or merger is to be undertaken, or (c) the securities to be issued are issued in terms of option or conversion rights. Similarly, under the JSE Listings Requirements, an issuer proposing to issue equity securities for cash must first offer those securities (unless the issue is an acquisition issue) effected by way of rights offer, to existing holders of equity securities in proportion to their existing holdings. Only to the extent that such securities are not taken up by holders of equity securities under the offer may they then be issued for cash to other persons or otherwise than on a pro rata basis.

Shareholder Rights Plan

Shareholder rights plans or “poison pills” are uncommon in South Africa. While the SACA provides that the MOI of a company may provide for preferences, rights, limitations or other terms of any class of shares of that company to vary in response to any objectively ascertainable external fact or facts, the SACA also prohibits frustrating action in certain instances. Particularly, if the board of directors of a regulated company (a public company falls under the SACA definition of a regulated company) believes that a bona fide offer might be imminent, or has received such an offer, the board of directors must not: (a) take any action in relation to the affairs of the company that could effectively result in: (i) a bona fide offer being frustrated; or (ii) the holders of relevant securities being denied an opportunity to decide on its merits; (b) issue any authorized but unissued securities; (c) issue or grant options in respect of any unissued securities; (d) authorize or issue, or permit the authorization or issue of, any securities carrying rights of conversion into or subscription for other securities; (e) sell, dispose of or acquire, or agree to sell, dispose of or acquire, assets of a material amount except in the ordinary course of business; (f) enter into contracts otherwise than in the ordinary course of business; or (g) make a distribution that is abnormal as to timing and amount, without the prior written approval of the Takeover Regulation Panel, and the approval of the holders of relevant securities, or in terms of a pre-existing obligation or agreement entered into before the time contemplated above. If a regulated company believes that it is subject to a pre-existing obligation contemplated above it may apply to the Takeover Regulation Panel for consent to proceed. Various other takeover defense measures may be available and should be considered, bearing in mind the SACA provisions that prohibit frustrating action as detailed above.

Derivative Action

Under the CBCA, a complainant may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which any such corporation or subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or subsidiary. Under the CBCA, no action may be brought and no intervention in an action may be made unless (a) the court is satisfied that the complainant has given notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court not less than 14 days before bringing the application, or otherwise as ordered by the court, if the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action; (b) the complainant is acting in good faith; and (c) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the CBCA, the court in a derivative action may make any order it thinks fit including, without limitation, (a) an order authorizing the complainant or any other person to control the conduct of the action, (b) an order giving directions for the conduct of the action, (c) an order directing that any amount adjudged payable by a defendant in the action shall be paid, in whole or in part, directly to former and present security holders of the corporation or its subsidiary instead of to the corporation or its subsidiary, and (d) an order requiring the corporation or its subsidiary to pay reasonable legal fees incurred by the complainant in connection with the action. In addition, under the CBCA, a court may order a corporation or its subsidiary to pay the complainant’s interim costs, including legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs in a derivative action.

Under the SACA, the following persons may serve a demand upon a company to commence or continue legal proceedings to protect the legal interest of the company: (a) a shareholder or a person entitled to be registered as a shareholder of the company or a related company; (b) a director or prescribed officer of the company or a related company; (c) a registered trade union that represents employees of the company or another representative of employees of the company; or (d) any other person who may have been granted leave of the court to do so, which may be granted only if the court is satisfied that it is necessary or expedient to do so to protect a legal right of that other person.

A company that has been served with such a demand may apply, within 15 business days, to a court for an order setting the demand aside only on the grounds that it is frivolous, vexatious or without merit. If the demand is not set aside, then the company must appoint an independent and impartial person or committee to investigate the demand, and report to the board of directors on: (a) any facts or circumstances that may give rise to a cause of action contemplated in the demand, or that may relate to any proceedings contemplated in the demand; (b) the probable costs that would be incurred if the company pursued any such cause of action or continued any such proceedings; and (c) whether it appears to be in the best interests of the company to pursue any such cause of action or continue any such proceedings. A company must, within 60 business days after being served with the demand, or within a longer time as a court, on application by the company, may allow, either: (a) initiate or continue legal proceedings, or take related legal steps to protect the legal interests of the company, as contemplated in the demand; or (b) serve a notice on the person who made the demand, refusing to comply with it.

A person who has made a demand under the SACA as contemplated above may apply to a court for leave to bring or continue proceedings in the name and on behalf of the company, and the court may grant leave only if (a) the company: (i) has failed to take any particular step required as set out above; (ii) appointed an investigator or committee who was not independent and impartial; (iii) accepted a report that was inadequate in its preparation, or was irrational or unreasonable in its conclusions or recommendations; (iv) acted in a manner that was inconsistent with the reasonable report of an independent, impartial investigator or committee; or (v) has served a notice refusing to comply with the demand; and (b) the court is satisfied that: (i) the applicant is acting in good faith; (ii) the proposed or continuing proceedings involve the trial of a serious question of material consequence to the company; and (iii) it is in the best interests of the company that the applicant be granted leave to commence the proposed proceedings or continue the proceedings, as the case may be.

Director Election/Appointment

Under the CBCA, the directors of a corporation are to be elected at each annual meeting of shareholders at which an election of directors is required.

Under the SACA, the directors of a company are elected by persons entitled to exercise voting rights in such an election. The Gold Fields MOI provides that Gold Fields must convene an annual general meeting once every calendar year in order to provide for, inter alia, the election of directors.

Term of Directors

Under the CBCA, unless expressly elected for a stated term, each director ceases to hold office at the close of the first annual meeting of shareholders following their election; a director must cease to hold office not later than the close of the third annual meeting of shareholders following their election. If a director is appointed or elected to fill a vacancy, that director holds office for the unexpired term of the director’s predecessor.

Under the SACA, directors serve for an indefinite term, unless a term is set out in the MOI of the company. However, life directorships and directorships for an indefinite period are not permissible under the JSE Listings Requirements.

The Gold Fields MOI, as required by the JSE Listings Requirements, provides that one-third of the directors, or if their number is not a multiple of three, then the number nearest to, but not less than one-third, must retire from office at each annual general meeting. The directors to so retire must be firstly any director appointed to fill a vacancy, and then those directors who have been longest in office since their last election. In the case of directors of equal seniority, the directors to retire must, in the absence of agreement, be selected by the chairperson. In addition, if, at the date of any annual general meeting, any director will have held office for a period of three years since their last election or appointment, that director must retire at such meeting, either as one of the directors to retire as set out above or in addition thereto.

The Gold Fields MOI provides further that: (a) retiring directors are eligible for re-election; (b) no person other than a director retiring at the meeting shall, unless recommended by the directors for election, be eligible for election to the office of a director at any annual general meeting, unless such other person is put forward for election by shareholders in accordance with the time periods specified in the Gold Fields MOI; and (c) if at any annual general meeting, the place of any retiring director is not filled, that director shall, if willing, continue in office until the dissolution of the annual general meeting in the next year, and so on from year to year until that director’s place is filled, unless it is determined at such meeting not to fill such vacancy.

Removal of Directors

Under the CBCA, provided that articles of the corporation do not provide for cumulative voting, shareholders of a corporation may by ordinary resolution passed at a special meeting remove any director or directors from office. If holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

If all of the directors have resigned or have been removed without replacement, a person who manages or supervises the management of the business and affairs of the corporation is deemed to be a director, unless the person who manages the business or affairs of the corporation is (a) an officer under the direction or control of a shareholder or other person, (b) a lawyer, notary accountant or other professional who participates in the management of the corporation solely for providing professional services or (c) a trustee in bankruptcy, receiver, receiver manager or secured creditor who participates in the management of the corporation or exercises control over its property solely for the purpose of the realization of security or the administration of the bankrupt’s estate, in the case of a trustee in bankruptcy.

Under the SACA, notwithstanding anything to the contrary in a company’s MOI or rules, or any agreement between a company and a director, or between any shareholders and a director, a director may be removed by an ordinary (i.e. more than 50% of the voting rights exercised thereon) resolution adopted at a shareholders meeting by the persons entitled to exercise voting rights in an election of that director. Before the shareholders of a company may consider such a resolution: (a) the director concerned must be given notice of the meeting and the resolution, which period of notice must be at least equivalent to that which a shareholder is entitled to receive; and (b) the director must be afforded a reasonable opportunity to make a presentation, in person or through a representative, to the meeting, before the resolution is put to a vote.

If a company has more than two directors, and a shareholder or director has alleged that a director of the company: (a) has become ineligible or disqualified in terms of the SACA, or incapacitated to the extent that the director is unable to perform the functions of a director, and is unlikely to regain that capacity within a reasonable time; or (b) has neglected, or been derelict in the performance of, the functions of director, the board of directors, other than the director concerned, must determine the matter by resolution, and may remove a director whom it has determined to be ineligible or disqualified, incapacitated, or negligent or derelict, as the case may be. Before the board of directors of a company may consider such a resolution, the director concerned must be given: (x) notice of the meeting, including a copy of the proposed resolution and a statement setting out reasons for the resolution, with sufficient specificity to reasonably permit the director to prepare and present a response; and (y) a reasonable opportunity to make a presentation, in person or through a representative, to the meeting before the resolution is put to a vote.

Director Qualifications

At least 25% of the directors of a corporation governed by the CBCA must be resident Canadians, unless the corporation has less than four directors (in which case at least one director must be a resident Canadian).

The CBCA also requires that a distributing corporation (i.e. a reporting issuer or a corporation that has filed a prospectus or registration statement under provincial legislation or under the laws of a jurisdiction outside Canada or has any securities of which are listed and posted for trading on a stock exchange in or outside Canada) have at least three directors, at least two of whom must not be officers or employees of the corporation or its affiliates.

The SACA does not mandate qualifications for people to be eligible to act as a director of a company. However, the SACA does provide for criteria that may deem directors to be ineligible or disqualified. The board of directors of a company that is listed on the JSE and consequently applies the recommended corporate governance practices in the King Report on Corporate Governance for South Africa, 2016, ought to (a) comprise the appropriate balance of knowledge, skills, experience, diversity and independence for it to discharge its governance role and responsibilities objectively and effectively; and (b) is required to assume responsibility for its composition by setting the direction and approving the processes for it to attain the appropriate balance of knowledge, skills, experience, diversity and independence to discharge its governance role and responsibilities. Further, the board of directors should promote diversity in its membership across a variety of attributes, including gender, race, culture, age, field of knowledge, skills and experience.

A person is ineligible to be a director of a company if the person: (a) is a juristic person; (b) is an unemancipated minor, or is under a similar legal disability; or (c) does not satisfy any qualification set out in the company’s MOI. Further, a person is disqualified to be a director if (a) a court has prohibited that person from being a director or has declared the person to be a delinquent; (b) the person is an unrehabilitated insolvent; (c) prohibited in terms of any public regulation to be a director of the company; (d) the person has been removed from an office of trust, on the grounds of misconduct involving dishonesty; or (f) the person has been convicted, in South Africa or elsewhere, and imprisoned without the option of a fine, or fined more than the prescribed amount, for theft, fraud, forgery, perjury or an offence (i) involving fraud, misrepresentation or dishonesty; (ii) in connection with the promotion, formation or management of a company, or (iii) under the SACA, the Insolvency Act, 1936, (Act 24 of 1936), the Close Corporations Act, 1984, the Competition Act, the Financial Intelligence Centre Act, 2001 (Act 38 of 2001), the Financial Markets Act, 2012, or Chapter 2 of the Prevention and Combating of Corrupt Activities Act, 2004 (Act 12 of 2004).

Voting

Under the CBCA, unless the articles of a corporation provide otherwise, each share of a corporation entitles the holder thereof to one vote at a meeting of shareholders.

The SACA provides that a company’s MOI must set out the classes of shares and the number of shares in each class, as well as the preferences, rights, limitations and other terms associated with each such class. Under the SACA, at a meeting of shareholders, voting may either be by show of hands or by polling. If voting is by show of hands, any person who is present at the meeting and entitled to exercise voting rights has one vote, irrespective of the number of voting rights that person would otherwise be entitled to exercise. If voting is by polling, any person who is present at the meeting has the number of votes determined in accordance with the voting rights associated with the securities held by that shareholder. The Gold Fields MOI provides that a resolution put to a vote must be decided by show of hands, unless (before the vote on a show of hands or before or on the declaration of the result of the show of hands) a poll shall be demanded by (a) not less than five persons having the right to vote on that matter, or (b) person(s) entitled to exercise not less than one tenth of the total voting rights entitled to vote on that matter, or (c) the chairperson.

Cumulative Voting

Under the CBCA, unless a corporation’s articles provide otherwise, there is no cumulative voting for the election of directors.

The SACA does not provide for cumulative voting.

Fiduciary Duties of Directors

Directors of corporations governed by the CBCA have fiduciary obligations to the corporation. Under the CBCA, directors of an CBCA corporation must act honestly and in good faith with a view to the best interests of the corporation, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is not liable for breach of this duty of care under the CBCA if he or she relies in good faith on (a) financial statements of the corporation represented to him or her by an officer of the corporation or in a written report of the auditor of the corporation fairly to reflect the financial condition of the corporation, or (b) a report of a person whose profession lends credibility to a statement made by the professional person.

With respect to companies governed by the SACA, directors must always act in good faith and for a proper purpose, act in the best interests of the company and act with a degree of care skill and diligence that may reasonably be expected of a person carrying out the same functions in relation to the company as carried out by that director, and having the general knowledge, skill and experience of that director.

Additionally, in respect of any particular matter arising in the director’s exercise of their powers or the performance of their functions, that director will have satisfied their obligation to act in the best interests of the company, and with the required degree of care, skill and diligence if: (a) that director has taken reasonably diligent steps to become informed about the matter; (b) either had no material personal financial interest in the subject matter of the decision, and had no reasonable basis to know that any related person had a personal financial interest in the matter, or complied with the disclosure requirements regarding interested transactions; and (c) the director made a decision, or supported the decision of a committee or the board, with regard to that matter, and the director had a rational basis for believing, and did believe, that the decision was in the best interests of the company.

A director is entitled to rely on the performance by any of the following: (a) one or more employees of the company whom the director reasonably believes to be reliable and competent in the functions performed or the information, opinions, reports or statements provided; (b) legal counsel, accountants, or other professional persons retained by the company, the board of directors or a committee as to matters involving skills or expertise that the director reasonably believes are matters within the particular person’s professional or expert competence or as to which the particular person merits confidence; (c) a committee of the board of directors of which the director is not a member, unless the director has reason to believe that the actions of the committee do not merit confidence; (d) persons to whom the board of directors may reasonably have delegated, formally or informally by course of conduct, the authority or duty to perform one or more of the board of director’s functions that are delegable under applicable law; and (e) any information, opinions, recommendations, reports or statements, including financial statements and other financial data, prepared or presented by any of the persons listed in (a) to (c) above.

Further, a director must not use the position of director, or any information obtained while acting in the capacity of a director: (a) to gain an advantage for the director, or for another person other than the company or a wholly-owned subsidiary of the company; (b) to knowingly cause harm to the company or a subsidiary of the company. A director is further required to communicate to the board of directors, at the earliest practicable opportunity, any material information that comes to his attention, unless: he reasonably believes that the information is immaterial to the company, generally available to the public or known to the other directors, or is bound not to disclose that information by a legal or ethical obligation of confidentiality.

Interested Director Transactions and Corporate Opportunities

Under the CBCA, a director or officer of a corporation is required to disclose to the corporation, in writing or by requesting to have it entered in the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the corporation, if the director or officer (a) is a party to the contract or transaction, (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or (c) has a material interest in a party to the contract or transaction. Subject to certain exceptions, a director who has one of the foregoing interests in a material contract or material transaction, shall not vote on any resolution to approve such contract or transaction.

The SACA provides that it is a director’s duty to disclose a personal financial interest in an agreement or other matter in which the company has interest. This obligation extends to related persons (as defined in the SACA) of directors, and includes other companies of which that director is a director. A director that has a personal financial interest, or knows that a related person has a personal financial interest, in a matter to be considered at a board meeting must disclose that interest and any other material information relating to the matter before it is discussed at the board meeting. A director making such a disclosure must excuse themselves from the meeting immediately after making the disclosure, must not take part in the consideration of the matter and may not vote on it. Specific authorization for that director to sign any documentation related to the matters considered at the meeting is also required.

The SACA also provides that a director of a company must not use their position of director, or any information obtained while acting in their capacity as a director (a) to gain an advantage for the director, or for another person other than the company or a wholly-owned subsidiary of the company; or (b) to knowingly cause harm to the company or a subsidiary of the company. The common law provides that directors’ duties which flow from a duty not to have conflicting interests include the duty not to misappropriate corporate opportunities, the duty not to improperly compete with the company and the duty to account for secret profits.

In addition, at any time that a JSE-listed issuer undertakes a corporate action, the interest of any of the directors or their associates must be disclosed. Directors' interests in the JSE-listed issuer must also be disclosed generally in terms of the JSE Listings Requirements.

Loans to Officers and Employees

The SACA permits financial assistance to directors and prescribed officers of the company or of related or inter-related companies, and also to related or inter-related companies and corporations and to members of that corporation or to anybody related or inter-related to any of the above. Financial assistance includes lending money, guaranteeing a loan or other obligation, and securing any debt or obligation. The board of directors may not authorize financial assistance as set out above unless, among other things: (a) such financial assistance is pursuant to a special resolution adopted by the shareholders of the company within the previous 2 years or a qualifying employee share scheme; and (b) the board of directors is satisfied that (i) the company would satisfy the solvency and liquidity test set out in the SACA, and (ii) the terms of the financial assistance are fair and reasonable to the company.

Filling Vacancies on the Board of Directors

Under the CBCA, subject to the articles of the corporation, a vacancy among the directors may be filled at a meeting of shareholders or by a quorum of directors except when the vacancy results from an increase in the number or maximum number of directors or from a failure to elect the appropriate number of directors required by the articles. Each director appointed holds office until their successor is elected at the next meeting of shareholders of the corporation unless their office is vacated earlier.

The SACA provides that a vacancy on the board of directors must be filled by (a) a new appointment, if the director was appointed directly by a person named in the company’s MOI, (b) a new election conducted at the next annual general meeting of the company, if the company is required to hold such meeting; or (c) a new election within six months after the vacancy arose, either at a shareholders meeting called for that purpose, or by way of written resolutions. The above does not apply if the vacancy on the board of directors arose as a result of an ex officio director (i.e. a person who holds office as a director solely as a consequence of holding some other office, designation, title or similar status) ceasing to hold office. Unless the MOI of a profit company provides otherwise, a vacancy on the board of directors may be filled by the board of directors on a temporary basis until the vacancy has been filled by shareholder election. Such person must satisfy the requirements for election as a director and, during that period, has all of the powers, functions and duties, and is subject to all of the liabilities, of any other director of the company. The Gold Fields MOI permits the board of directors to fill a vacancy in this manner, but provides further that an individual appointed by the board of directors to fill a vacancy shall cease to hold office at the termination of the first annual general meeting held after the appointment of such individual, unless such individual is elected at such or any other shareholders meeting.

Indemnification of Officers and Directors

Under the CBCA, a corporation may indemnify a director or officer, a former director or officer or another individual who acts or acted at the corporation’s request as a director or officer, or another individual acting in similar capacity, of another entity (each an “Indemnifiable Person”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding to which he or she is involved because of that association with the corporation of other entity, if: (a) the individual acted honestly and in good faith with a view to the best interests of the corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that the individual’s conduct was lawful. A corporation may with the approval of a court, indemnify an Indemnifiable Person, or advance monies, in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which the individual is made party because of the individual’s association with the corporation or other entity if the individual fulfils the requirements under (a) and (b), above. An Indemnifiable Person is entitled to indemnity from the corporation if he or she was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set out in (a) and (b), above.

Under the SACA, a company may indemnify a director in respect of any liability, unless that liability arises as a consequence of (a) willful misconduct or willful breach of trust on part of the director, (b) the director acting on behalf of the company or signing anything on behalf of the company or purporting to bind the company or to authorize any action by or on behalf of the company despite knowing that the director lacked the authority to do so, or (c) the director being a party to an act or omission by the company despite knowing that the act or omission was calculated to defraud a creditor, employee or shareholder of the company, or had another fraudulent purpose. The company may also not directly or indirectly pay any fine imposed on a director of the company as result of that director having been convicted of an offense, unless the conviction was based on strict liability. The SACA permits a company to purchase insurance to protect a director against any liability or expenses for which the company is permitted to indemnify a director for under the SACA. A company is also permitted to advance any expenses to a director to defend litigation in any proceedings arising out of the director’s service to the company.

Access to Corporate Records

The CBCA provides that shareholders and creditors of a corporation, their personal representatives (which includes, without limitation, a trustee, an executor, an administrator, a liquidator of a succession, an administrator of the property of others, a guardian or tutor, a curator, a receiver or sequestrator, an agent or mandatary or an attorney) and the Director may examine certain of the corporation’s records during usual business hours and take extracts from those records free of charge, and if the corporation is a distributing corporation, any other person may do so upon payment of a reasonable fee. In addition, shareholders and creditors of a corporation, their personal representatives, the Director and, if the corporation is a distributing corporation, any other person, may obtain a list of registered shareholders upon payment of a reasonable fee and sending the corporation or its agent or mandatary an affidavit that complies with the CBCA.

Under the SACA, a person who holds or who has a beneficial interest in any of the securities issued by a profit company has the right to inspect and copy, without charge, the information contained in the following records of the company: (a) the company’s MOI; (b) records in respect of the company’s directors; (c) reports to annual meetings as well as annual financial statements; (d) notices and minutes of annual meetings and any communication relevant thereof; and (e) the securities register of the company. A person not contemplated above has the right to inspect or copy the securities register or the register of directors upon the payment of a prescribed fee.

Dividends and Repurchases of Shares

Under the CBCA, the board of directors may declare and a corporation may pay a dividend by issuing fully paid shares of the corporation and, subject to the test described below, a corporation may pay a dividend in money or property. The board of directors, however, shall not declare and/or pay a dividend if there are reasonable grounds for believing that: (a) the corporation is, or after the payment, would be unable to pay its liabilities as they become due; or (b) the realizable value of the corporation’s assets would thereby be less than the aggregate of (i) its liabilities, and (ii) its stated capital of all classes. In the case of payment by a corporation to purchase or redeem shares, under the CBCA, a corporation may not do so if there are reasonable grounds for believing that (a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or (b) after the payment, the realizable value of the corporation’s assets would be less than the aggregate of, (i) its liabilities, and (ii) the amount required for payment on a redemption or in a liquidation of all shares the holders of which have the right to be paid before the holders of the shares to be purchased or acquired, to the extent that the amount has not been included in its liabilities.

Under the SACA, a company must not make any proposed distribution (the definition of which is very broad and includes a dividend) unless (a) the distribution is authorized by the board of directors, pursuant to an existing obligation of the company or pursuant to a court order, (b) it reasonably appears that the company will satisfy the solvency and liquidity test immediately after completing the proposed distribution, and (c) the board of directors, by resolution, acknowledged that it has applied the solvency and liquidity test and reasonably concluded that the company will satisfy the solvency and liquidity test immediately after completing the proposed distribution. A company satisfies the solvency and liquidity test at a particular time if, considering all reasonably foreseeable financial circumstances of the company (a) the assets of the company (as fairly valued) equal or exceed the liabilities of the company (as fairly valued), and (b) it appears that the company will be able to pay its debts as they become due in the ordinary course of business for a period of 12 months following that distribution.

Under the SACA, the board of directors may determine that the company will repurchase a number of its own shares if the decision to do so satisfies the requirements for declaring a distribution, as set out above. A decision by the board of directors in this regard (a) must be approved by a shareholders’ special resolution if any shares are to be acquired by the company from a director or prescribed officer of the company, or a person related to a director or prescribed officer of the company, and (b) if it involves the repurchase of more than 5% of the issued shares of any particular class of the company’s shares, will be subject to additional requirements under the SACA, including that it must be approved as a special resolution at a meeting of the shareholders, and that the board must cause an independent expert report to be prepared in respect of the proposed repurchase. Further, a repurchase of securities by a company listed on the JSE is subject to shareholder approval by way of special resolution (i.e. at least 75% of the total votes properly exercised on the resolution cast in favour) unless such repurchase is effected on a pro rata basis by the issuer or its wholly-owned subsidiary in terms of the JSE Listings Requirements.

Dissolution

Under the CBCA, a corporation may liquidate or dissolve following the approval of such action by no less than two-thirds of the votes cast by shareholders on such action at a meeting of shareholders or, where the corporation has issued more than one class of shares, the approval of such action by no less than two-thirds of the votes cast on such action by the holders of each class of shares whether or not they are otherwise entitled to vote, at a meeting of such holders held for that purpose.

Under the SACA, a solvent company may be dissolved by: (a) voluntary winding-up initiated by the company and conducted either by the company or by the company’s creditors, as determined by the resolution of the company; or (b) winding-up and liquidation by court order. The details of each are set out below.

Voluntary winding-up: A solvent company may be wound up voluntarily if the company has adopted a special resolution to do so, which may provide for the winding-up to be by the company, or by its creditors. The SACA set out the procedure to be followed and documents to be prepared in this regard, including filing of the resolutions and a potential requirement for the provision of security by the company in connection with the voluntary winding. In terms of the JSE Listings Requirements, an issuer proposing to enter into voluntary liquidation must comply with the relevant corporate action timetable and distribute a circular to shareholders, including a notice of general meeting, containing the following: (a) a summary of the mechanics of the liquidation distribution and the payment procedure to be adopted; (b) any exchange control rulings/procedural guidelines; (c) the taxation implications of the distribution; (d) a pro forma statement of financial position, if the issuer intends making more than one distribution of securities; (e) the effect on net asset value, net tangible asset value, earnings and headline earnings per share; and (f) the information relating to the market value of the relevant shares. Should shareholders approve the voluntary liquidation, a written application must be submitted for the removal of the listing on a stated date.

Court-ordered winding-up: A court may order a solvent company to be wound up in the following circumstances: (a) the company has either resolved, by special resolution, that it be wound up by the court; or applied to the court to have its voluntary winding-up continued by the court; (b) the practitioner of a company appointed during business rescue proceedings has applied for liquidation in terms of the SACA, on the grounds that there is no reasonable prospect of the company being rescued; (c) one or more of the company’s creditors have applied to the court for an order to wind up the company on one of the grounds provided for in the SACA; (d) the company, one or more directors or one or more shareholders have applied to the court for an order to wind up the company on one of the grounds provided for in the SACA; (e) a shareholder has applied, with leave of the court, for an order to wind up the company on one of the grounds set out in the SACA; or (f) the Companies and Intellectual Property Commission or the Takeover Regulation Panel has applied to the court for an order to wind up the company on one of the grounds set out in the SACA.

Schedule H

UNAUDITED PRO FORMA FINANCIAL INFORMATION

See attached.

H-1

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Basis of preparation

The unaudited pro forma consolidated financial statements are based on the historical financial statements of Gold Fields Limited (“Gold Fields”) and Yamana Gold Inc. (“Yamana”) as at and for the six months ended 30 June 2022 and for the year ended 31 December 2021, adjusted to give effect to the Transaction (as defined below) (the "Pro Forma Financial Statements").

The Pro Forma Financial Statements have been prepared for illustrative purposes and due to their nature, the pro forma financial information may not fairly present the financial position or the effect on earnings, changes in equity or cash flows of Gold Fields after implementation of the Transaction. The actual results reported in periods subsequent to the Transaction may differ materially from that presented in these Pro Forma Financial Statements.

The Pro Forma Financial Statements have been prepared based on the accounting policies presented in the Gold Fields consolidated financial statements included elsewhere in this prospectus.

Pro Forma Condensed Consolidated Statement of Financial Position

The Pro Forma Condensed Consolidated Statement of Financial Position gives effect to the Transaction as if it were concluded on 30 June 2022.

1

30 June 2022 (US$’m)	Gold Fields Before[1]	Yamana Gold Inc[2]	Yamana Presentation Adjustments[3]	Yamana Gold reclassified	Consideration[5]	Consolidation entries and fair value allocation[6]		Transaction costs[7]	Pro Forma after the Transaction
Non-current assets	6,021.8	7,519.5	-	7,519.5	4,666.6	(4,462.6)		45.6	13,790.9
Property, plant and equipment	5,184.6	6,770.6	-	6,770.6	-	(45.3	) 6(a)	-	11,909.9
Goodwill and other intangible assets	-	389.4	-	389.4	-	244.8	6(b)	57.2	691.4
Equity-accounted investees	168.4	-	-	-	-	-		-	168.4
Investments	134.0	-	58.7	58.7	4,666.6	(4,666.6	) 6(g)	-	192.7
Loan advanced - contractors	27.3	-	-	-	-	-		-	27.3
Other financial assets	-	64.6	(64.6)	-	-	-		-	-
Deferred taxation	224.5	94.2	-	94.2	-	-	6(e)	(11.6)	307.1
Other non-current assets	283.0	200.7	5.9	206.6	-	4.5	6(c)		494.1
Current assets	1,526.1	883.2	-	883.2	-	38.0		(177.0)	2,270.3
Cash and cash equivalents	724.1	545.1	-	545.1	-	-		(177.0)	1,092.2
Other current assets	802.0	338.1	-	338.1	-	38.0	6(c)	-	1,178.1
Total assets	7,547.9	8,402.7	-	8,402.7	4,666.6	(4,424.6)		(131.4)	16,061.3

Total equity	4,406.6	5,230.4	-	5,230.4	4,666.6	(4,905.6	) 6(d)	(87.6)	9,310.4

Non-current liabilities	2,453.2	2,729.6	2.3	2,731.9	-	481.0		(28.3)	5,637.8
Deferred taxation	505.7	1,350.6	-	1,350.6	-	578.0	6(e)	-	2,434.3
Borrowings	1,175.3	773.5	-	773.5	-	(97.0	) 6(f)	-	1,851.8
Environmental rehabilitation provisions	412.7	328.4	-	328.4	-	-		-	741.1
Lease liabilities	335.5	-	49.8	49.8	-	-		-	385.3
Long-term employee benefits	11.8	-	28.3	28.3	-	-		(28.3)	11.8
Other long- term provisions and liabilities	12.2	277.1	(75.8)	201.3	-	-		-	213.5
Current liabilities	688.1	442.7	(2.3)	440.4	-	-		(15.5)	1,113.0
Trade and other payables	-	260.3	(260.3)	-	-	-		-	-
Taxation payable	-	42.3	(42.3)	-	-	-		-	-
Other current liabilities	600.2	140.1	269.6	409.7	-	-		(15.5)	994.4
Current portion of employee benefits	64.6	-	30.7	30.7	-	-		-	95.3
Current portion of lease liabilities	23.3	-	-	-	-	-		-	23.3
Total equity and liabilities	7,547.9	8,402.7	-	8,402.7	4,666.6	(4,424.6)		(131.4)	16,061.2

2

Notes:

1.	Gold Fields Before

Extracted from the unaudited condensed consolidated financial statements of Gold Fields as at and for the six months ended 30 June 2022.

2.	Yamana Gold Inc

Extracted from the unaudited condensed consolidated interim financial statements of Yamana as at and for the six months ended 30 June 2022.

3.	Yamana presentation adjustments

Represents reclassification adjustments to conform Yamana’s financial statement presentation to Gold Fields.

4.	Significant accounting policies

The accounting policies used to prepare the Pro Forma Financial Statements are disclosed in the Gold Fields consolidated financial statements for the year ended 31 December 2021 and the condensed consolidated financial statements for the six months ended 30 June 2022. In order to prepare the Pro Forma Financial Statements, Gold Fields prepared an initial assessment of Yamana’s accounting policies to identify material differences from the Gold Fields accounting policies used to prepare the historical financial statements.

The write-off of exploration costs capitalised by Yamana at 30 June 2022 that would not be capitalised under Gold Fields accounting policies and practices is adjusted as part of the preliminary fair value allocation exercise described in note 6 below.

5.	Consideration

On 31 May 2022, Gold Fields announced that it had entered into a definitive agreement with Yamana to acquire all the issued and outstanding common shares in a share-for-share exchange transaction (the “Transaction”). The consideration payable to Yamana shareholders at closing of the Transaction will consist of newly issued ordinary shares in Gold Fields or Gold Fields American depositary shares in accordance with a fixed exchange ratio of 0.6 for each Yamana common share outstanding (the “Transaction Consideration”) subject to, among other things, satisfaction or waiver of the conditions precedent to the completion of the Transaction (“Conditions Precedent”).

The estimated Transaction Consideration is dependent on the quoted market price of the Gold Fields Shares at the Effective Date when all the Conditions Precedent are met or waived. The estimated Transaction Consideration is therefore preliminary and based on the closing price of the Gold Fields share price at 30 September 2022, which could materially change when the Transaction is concluded.

The estimated preliminary purchase consideration of the Transaction was US$4,666.6 million calculated as:

Gold Fields shares required to settle Transaction at ratio of 0.6	Million	576.8

Gold Fields share price – 30 September 2022	US$	8.09

Consideration	US$m	4,666.6

3

6.	Consolidation entries and preliminary fair value allocation (“FVA”)

The Transaction will be accounted for under International Financial Reporting Standard 3 - Business Combinations with Gold Fields considered the accounting acquirer under IFRS 3. The acquisition method of accounting was used to prepare the Pro Forma Financial Statements which requires the assets acquired and liabilities assumed to be measured at fair value net of deferred tax. The fair values of assets acquired, and liabilities assumed are dependent upon preliminary valuations that are not yet concluded and therefore could result in material changes to the amounts presented in the Pro Forma Financial Statements. The excess of any consideration paid compared to the fair values of assets acquired and liabilities assumed is recognised as goodwill.

Gold Fields has performed a preliminary FVA which includes various estimates and assumptions, including estimating future cash flows and developing appropriate discount rates. The preliminary FVA of the assets acquired and liabilities assumed are based on preliminary estimated fair values as determined by management. Accordingly, the preliminary estimate of goodwill related to the Transaction is based on the excess of the estimated purchase price paid over the estimated fair value of the identifiable assets and liabilities acquired. The final FVA, to be prepared on the effective date of the Transaction, may materially change based on final valuations, changes in assumptions and final post closure adjustments.

The table summarises the computation of goodwill by comparing the consideration paid with the fair values attributable to identifiable assets acquired and liabilities assumed at 30 June 2022:

US$’m
Assets acquired
Property, plant and equipment	6,725.3
Investments	58.7
Deferred tax assets	94.2
Cash and cash equivalents	545.1
Other assets	587.2
Liabilities assumed
Borrowings	(676.5)
Environmental rehabilitation provisions	(328.4)
Deferred tax liabilities	(1,928.8)
Other liabilities	(719.8)
Net assets acquired	4,357.1
Non-controlling interest	(324.7)
Net assets attributable to Gold Fields	4,032.4 [1]
Consideration	4,666.6
Goodwill	634.2

[1]	Excludes Yamana transaction cost and change in control of US$57.2 million

a)	Reflects the adjustment to fair value of the acquired property, plant and equipment of Yamana based upon preliminary discounted cash flow valuations performed by management. The key assumptions used in these calculations are:

•	Long term gold price of USD 1 600/oz as at 30 June 2022

4

•	Country and project specific discount rates ranging from 5.6% to 15.3% as at 30 June 2022

b)	Adjustment for the elimination of historical goodwill and the recognition of the preliminary estimate of goodwill as a result of the Transaction, which represents the amount by which the estimated consideration transferred exceeds the fair value of Yamana’s assets acquired and liabilities assumed, based on the preliminary purchase price allocation.
c)	Adjustment to reflect the difference between the estimated fair value and the carrying value of Yamana's stockpile inventory using the gold price assumptions as at 30 June 2022. The adjustment assumes that all metals inventory has been sold within the respective period, and therefore is reflected in the Pro forma Consolidated and Condensed Consolidated Income Statement as an increase to cost of sales for the year ended 31 December 2021. As the transaction is reflected in the statements for the year ended 31 December 2021, there is no impact to the statements for the six months ended 30 June 2022.

d)	Adjustment to eliminate the historic non-controlling interest of Yamana and recognition of the new non-controlling interest as a result of the Transaction.

e)	Represents the net deferred tax liabilities recognised as a result of the Transaction.

f)	Adjustment to reflect the fair value of the Yamana bonds at the measurement date of the Transaction, assumed to be 30 June 2022.

g)	Consolidation entries to eliminate Yamana’s at acquisition share capital and reserves.

7.	Transaction costs

Represents estimated costs as follows:

•	Once-off Gold Fields transaction costs of US$41.5 million are expected to be incurred as a direct result of the Transaction, paid from internal cash reserves. The Gold Fields transaction costs will be charged directly to income and are not deductible for tax;

•	Once-off Yamana transaction costs of US$42.0 million, which will be incurred by Yamana pre-transaction as a direct result of the Transaction. US$3.0 million has already been accrued within current liabilities. Consequently, a further US$39.0 million is raised, with the total transaction costs assumed to be paid from internal cash reserves. The Yamana transaction costs serve to decrease the net asset value on acquisition and are assumed to increase the goodwill as part of the fair value allocation exercise;

•	Once-off change-of-control severance and share based payments to Yamana employees arising as a result of the Transaction will be accounted for as follows:

○	Severance payments of US$46.4 million to be settled from internal cash reserves. The severance payments arise as a direct result of the Transaction and accordingly, are recognised as a charge to income for Gold Fields;

○	Yamana restricted share units (“RSUs”) of 2.44 million shares will vest in accordance with the terms of the Yamana restricted share unit Plan and will be deemed to be exchanged for Gold Fields ADRs based on the Exchange Ratio, resulting in a US$11.8 million increase in share capital;

○	Yamana deferred share units (“DSUs”) and performance share units (“PSUs”) will be deemed to be transferred to the holder thereof and settled in cash of US$47.1 million.

○	Of the Yamana RSU, DSU and PSU liabilities assumed to accrue as set out above, US$40.3 million has already been accrued within long-term incentive plan and other current liabilities. Consequently, a further US$18.2 million is raised as follows:

•	Cash – US$12.3 million; and

•	Share capital – US$5.9 million.

5

•	The Yamana change-of-control severance and share based payments serve to decrease the net asset value on acquisition and are assumed to increase the goodwill as part of the fair value allocation exercise. As a result of the adjustments to the long-term incentive plan and other current liabilities, the deferred tax asset has been adjusted by US$11.6 million based on the applicable tax rate of 26.5%.

6

Pro Forma Consolidated Income Statement for the year ended 31 December 2021

The Pro Forma Consolidated Income Statement gives effect to the Transaction as if it were concluded on 1 January 2021.

Year ended 31 December 2021 US$’m	Gold Fields Before[1]	Yamana Gold Inc[2]	Yamana Presentation Adjustments[3]	Yamana Gold reclassified	Accounting policy differences[4]	Consideration[5]	Consolidation entries and fair value allocation[6]		Transaction costs[7]	Pro Forma after the Transaction
Revenue	4,195.2	1,815.4	-	1,815.4	-	-	-		-	6,010.6
Cost of sales	(2,374.9)	(1,255.1)	32.6	(1,222.5)	-	-	(62.5	) 6(a)	-	(3,659.9)
Investment income	8.3	-	2.8	2.8	-	-	-		-	11.1
Finance expense	(100.9)	(134.4)	-	(134.4)	-	-	(3.9	) 6(b)	-	(239.2)
Loss on financial instruments	(100.4)	-	0.3	0.3	-	-	-		-	(100.1)
Foreign exchange (loss)/gain	(1.9)	-	23.9	23.9	-	-	-		-	22.0
Other costs (net)	(49.2)	(10.7)	(24.4)	(35.1)	-	-	-		(87.8)	(172.1)
Share-based payments	(12.7)	-	(4.9)	(4.9)	-	-	-		-	(17.6)
Long-term incentive plan	(28.5)	-	0.9	0.9	-	-	-		-	(27.6)
Exploration expense	(60.6)	(31.6)	-	(31.6)	(48.2)	-	-		-	(140.4)
Share of results of equity accounted investees, net of taxation	(32.0)	0.9	-	0.9	-	-	-		-	(31.1)
Restructuring costs	(1.3)	-	-	-	-	-	-		-	(1.3)
Silicosis settlement costs	0.7	-	-	-	-	-	-		-	0.7
Impairment – net of reversal of impairment of investment and assets	(42.4)	-	-	-	-	-	-		-	(42.4)
Ghana expected credit loss	(41.1)	-	-	-	-	-	-		-	(41.1)
Profit/(loss) on disposal of assets	8.5	-	1.4	1.4	-	-	-		-	9.9
Profit before royalties and taxation	1,366.8	384.5	32.6	417.1	(48.2)	-	(66.4)		(87.8)	1,581.5
Royalties	(112.4)	-	(32.6)	(32.6)	-	-	-		-	(145.0)
Profit / (loss) before taxation	1,254.4	384.5	-	384.5	(48.2)	-	(66.4)		(87.8)	1,436.5
Mining and income taxation	(424.9)	(295.7)	-	(295.7)	-	-	28.5	6(c)	-	(692.1)
Profit for the year	829.5	88.8	-	88.8	(48.2)	-	(37.9)		(87.8)	744.4

7

Year ended 31 December 2021 US$’m	Gold Fields Before[1]	Yamana Gold Inc[2]	Yamana Presentation Adjustments[3]	Yamana Gold reclassified	Accounting policy differences[4]	Consideration[5]	Consolidation entries and fair value allocation[6]	Transaction costs[7]	Pro Forma after the Transaction
Profit attributable to:
Owners of the parent	789.3	147.5	-	147.5	(37.0)	-	(37.9)	(87.8)	774.1
Non-controlling interests	40.2	(58.7)	-	(58.7)	(11.2)	-	-	-	(29.7)
	829.5	88.8	-	88.8	(48.2)	-	(37.9)	(87.8)	744.4

Basic earnings per share (cents)	89	15	-	15	-	-	-	-	53
Diluted earnings per share (cents)	88	15	-	15	-	-	-	-	52
Headline earnings / (loss) per share (cents)	100	15	-	15	-	-	-	-	60
Diluted Headline earnings / (loss) per share (cents)	100	15	-	15	-	-	-	-	59

Weighted average shares in issue (‘000)	887,306	963,393	-	963,393	-	576,830	(963,393)	1,462	1,465,598
Weighted average diluted shares in issue (‘000)	893,498	964,932	-	964,932	-	576,830	(964,932)	1,462	1,471,790

Headline earnings reconciliation
Profit attributable to owners of the parent	789.3	147.5	-	147.5	(37.0)	-	(37.9)	(87.8)	774.1
(Profit) / loss on disposal of assets - net	(5.9)	-	(0.9)	(0.9)	-	-	-	-	(6.8)
Gross	(8.5)	-	(1.4)	(1.4)	-	-	-	-	(9.9)
Taxation effect	2.6	-	0.5	0.5	-	-	-	-	3.1
Impairment, reversal of impairment and write off investments and assets	106.6	-	-	-	-	-	-	-	106.6
Impairment, net of reversal of impairment of investment and assets	42.4	-	-	-	-	-	-	-	42.4
Write off exploration and evaluation assets	21.3	-	-	-	-	-	-	-	21.3
Asanko Gold mine impairment	52.8	-	-	-	-	-	-	-	52.8
Taxation effect	(9.9)	-	-	-	-	-	-	-	(9.9)
Headline earnings / (loss)	890.0	147.5	(0.9)	146.6	(37.0)	-	(37.9)	(87.8)	873.9

8

Pro Forma Condensed Consolidated Income Statement for the six months ended 30 June 2022

The Pro Forma Condensed Consolidated Income Statement gives effect to the Transaction as if it were concluded on 1 January 2021.

Six months ended 30 June 2022 US$’m	Gold Fields Before[1]	Yamana Gold Inc[2]	Yamana Presentation Adjustments[3]	Yamana Gold reclassified	Accounting policy differences[4]	Consideration[5]	Consolidation entries and fair value allocation[6]		Transaction costs[7]	Pro Forma after the Transaction
Revenue	2,235.3	927.5	-	927.5	-	-	-		-	3,162.8
Cost of sales	(1,300.4)	(643.7)	10.8	(632.9)	-	-	(10.5	) 6(a)	-	(1,943.9)
Cost of sales before amortisation and depreciation	(922.6)	(424.1)	10.8	(413.3)	-	-	(10.5)		-	(1,346.5)
Cost of sales before gold inventory change and	(943.9)				-	-			-
amortisation and depreciation		(424.1)	11.3	(412.8)			(10.5)			(1,367.3)
Gold inventory change	21.3	-	(0.5)	(0.5)	-	-	-		-	20.8
Amortisation and depreciation	(377.8)	(219.6)	-	(219.6)	-	-	-		-	(597.4)
Investment income	3.5	1.5	-	1.5	-	-	-		-	5.0
Finance cost	(38.2)	(31.4)	-	(31.4)	-	-	(4.1	) 6(b)	-	(73.7)
Share of results of equity accounted investees net of taxation	(5.1)	-	-	-	-	-	-		-	(5.1)
Gain/(loss) on foreign exchange	16.0	5.9	-	5.9	-	-	-		-	21.9
Gain/(loss) on financial instruments	23.4	0.8	-	0.8	-	-	-			24.2
Share-based payments	(4.1)	-	(2.9)	(2.9)	-	-	-		-	(7.0)
Long-term incentive plan	(11.4)	-	(7.9)	(7.9)	-	-	-		-	(19.3)
Other costs, (net)	(11.1)	(31.4)	14.2	(17.2)	-	-	-		-	(28.3)
Exploration expenses	(32.8)	(16.6)	-	(16.6)	(33.5)	-	-		-	(82.9)
Impairment of investments and assets	(9.3)	(2.4)	-	(2.4)	-	-	-		-	(11.7)
Profit/(loss) on disposal of assets	(0.1)	0.6	-	0.6	-	-	-		-	0.5
Profit before royalties and taxation	865.7	210.8	14.2	225.0	(33.5)	-	(14.7)		-	1,042.5
Royalties	(58.6)	-	(14.2)	(14.2)	-	-	-		-	(72.8)
Profit before taxation	807.1	210.8	-	210.8	(33.5)	-	(14.7)		-	969.7
Mining and income taxation	(273.5)	(86.3)	-	(86.3)	-	-	9.7	6(c)	-	(350.1)
Normal taxation	(224.2)	(88.0)	-	(88.0)	-	-	-		-	(312.2)
Deferred taxation	(49.3)	1.7	-	1.7	-	-	9.7		-	(37.9)

9

Six months ended 30 June 2022 US$’m	Gold Fields Before[1]	Yamana Gold Inc[2]	Yamana Presentation Adjustments[3]	Yamana Gold reclassified	Accounting policy differences[4]	Consideration[5]	Consolidation entries and fair value allocation[6]	Transaction costs[7]	Pro Forma after the Transaction
Profit for the period	533.6	124.5	-	124.5	(33.5)	-	(5.0)	-	619.6

Profit attributable to:
Owners of the parent	509.7	129.8	-	129.8	(25.9)	-	(5.0)	-	608.6
Non-controlling interest	23.9	(5.3)	-	(5.3)	(7.6)	-	-	-	11.0
	533.6	124.5	-	124.5	(33.5)	-	(5.0)	-	619.6

Basic earnings per share (cents)	57	14	-	14	-	-	-	-	41
Diluted earnings per share (cents)	56	14	-	14	-	-	-	-	41
Headline earnings / (loss) per share (cents)	58	13	-	13	-	-	-	-	42
Diluted Headline earnings / (loss) per share (cents)	57	13		13	-	-	-	-	42

Weighted average shares in issue (‘000)	890,641	960,520	-	960,520	-	576,830	(960,520)	1,462	1,468,933
Weighted average diluted shares in issue (‘000)	894,669	961,725	-	961,725	-	576,830	(961,725)	1,462	1,472,961

Headline earnings reconciliation
Profit attributable to owners of the parent	509.7	129.8	-	129.8	(25.9)	-	(5.0)	-	608.6
(Profit) / loss on disposal of assets - net	0.1	-	(0.4)	(0.4)	-	-	-	-	(0.3)
Gross	0.1	-	(0.6)	(0.6)	-	-	-	-	(0.5)
Taxation effect	-	-	0.2	0.2	-	-	-	-	0.2
Impairment, reversal of impairment and write off investments and assets and other, net	8.2	(2.4)	-	(2.4)	-	-	-	-	5.8
Impairment, net of reversal of impairment of investment and assets	9.3	(2.4)	-	(2.4)	-	-	-	-	6.9
Write off exploration and evaluation assets	-	-	-	-	-	-	-	-	-
Taxation effect	(1.1)	-	-	-	-	-	-	-	(1.1)

Headline earnings / (loss)	518.0	127.4	(0.4)	127.0	(25.9)	-	(5.0)	-	614.1

10

Notes:

1.	Gold Fields Before

Extracted from the audited consolidated annual financial statements of Gold Fields as at and for the year ended 31 December 2021 and the unaudited condensed consolidated financial statements as at and for the six months ended 30 June 2022.

2.	Yamana Gold Inc

Extracted from the audited annual consolidated financial statements of Yamana as at and for the year ended 31 December 2021 and the unaudited condensed consolidated interim financial statements as at and for the six months ended 30 June 2022.

3.	Yamana presentation adjustments

Represents reclassification adjustments to conform Yamana’s financial statement presentation to Gold Fields.

4.	Significant accounting policies

The accounting policies used to prepare the Pro Forma Financial Statements are disclosed in the Gold Fields consolidated financial statements for the year ended 31 December 2021 and the unaudited condensed consolidated financial statements for the six months ended 30 June 2022.

In order to prepare the Pro Forma Financial Statements, Gold Fields prepared an initial assessment of Yamana’s accounting policies to identify material differences from the Gold Fields accounting policies used to prepare the historical financial statements. An adjustment has been illustrated to reflect the write-off of exploration costs capitalised by Yamana for the year ended 31 December 2021 and the six months ended 30 June 2022 that would not be capitalised under Gold Fields accounting policies and practices.

5.	Consideration

On 31 May 2022, Gold Fields announced that it had entered into a definitive agreement with Yamana to acquire all the issued and outstanding common shares in a share-for-share exchange transaction. The consideration payable to Yamana shareholders at closing of the Transaction will consist of newly issued ordinary shares in Gold Fields or American depositary receipts in Gold Fields in accordance with a fixed exchange ratio of 0.6 for each Yamana share outstanding subject to, among other things, satisfaction or waiver of the Conditions Precedent.

6.	Consolidation entries and preliminary fair value allocation (refer note 6 to the pro forma consolidated statement of financial position) for the year ended 31 December 2021 and the six months ended 30 June 2022

a)	Represents the recognition of the estimated depreciation and amortisation relating to the preliminary fair value adjustment of property, plant and equipment and the fair value adjustment to inventory stockpiles resulting from the Transaction. For the fair value adjustment to inventory stockpiles, as the transaction is reflected in the statements for the year ended 31 December 2021, there is no impact to the statements for the six months ended 30 June 2022.

b)	Adjustment to account for finance expense as a result of the fair value adjustment to bonds.

c)	Adjustment to account for the tax effect on the pro forma adjustments.

11

7.	Transaction costs

Represents estimated costs as follows:

•	Once-off Gold Fields transaction costs of US$41.5 million are expected to be incurred as a direct result of the Transaction, paid from internal cash reserves. The Gold Fields transaction costs will be charged directly to income and are not deductible for tax;

•	Once-off change-of-control severance and share based payments to Yamana employees arising as a result of the Transaction will be accounted for as follows:

○	Severance payments of US$46.4 million to be settled from internal cash reserves. The severance payments arise as a direct result of the Transaction and accordingly, are recognised as a charge to income for Gold Fields;
○	For the Transaction costs, as the transaction is reflected in the statements for the year ended 31 December 2021, there is no impact to the statements for the six months ended 30 June 2022.

8.	All pro forma adjustments are of a recurring nature except where otherwise stated

12

Schedule I

INFORMATION CONCERNING YAMANA

Notice to Reader

The following information provided by Yamana is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of Yamana. This information should be read in conjunction with the documents incorporated by reference in this Schedule I and the information concerning Yamana appearing elsewhere in this Circular. See “Schedule J – Information Concerning Gold Fields” and “Information Concerning the Combined Company Following the Arrangement” of this Circular for business, financial and share capital information related to Gold Fields both before and after giving effect to the Arrangement.

Forward-Looking Statements

Certain statements contained in this Schedule I, and in the documents incorporated by reference herein, constitute forward-looking statements within the meaning of applicable Securities Laws. Such forward-looking statements relate to future events or Yamana’s future performance. See “Forward-Looking Information” in this Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Risk Factors” in this Circular, under “– Risk Factors” below and in the Yamana AIF.

Additional Information

Information concerning Yamana has been incorporated by reference in this Circular from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Senior Vice President, General Counsel and Corporate Secretary of Yamana at 200 Bay Street, Royal Bank Plaza, North Tower, Suite 2200, Toronto, Ontario M5J 2J3, telephone (416) 815-0220, and are also available electronically under Yamana’s issuer profile on SEDAR at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of Yamana through SEDAR and EDGAR are not incorporated by reference in this Circular except as specifically set out herein.

The following documents, filed by Yamana with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	The annual information form (the “Yamana AIF”) of Yamana for the year ended December 31, 2021, dated March 28, 2022;

(b)	the audited consolidated financial statements of Yamana as of and for the years ended December 31, 2021 and 2020, together with the Report of Independent Registered Public Accounting Firm thereon and the notes thereto (the “Yamana Annual Financial Statements”);

(c)	management’s discussion and analysis of operations and financial condition of Yamana for the year ended December 31, 2021 (the “Yamana Annual MD&A”);

(d)	the unaudited condensed consolidated interim financial statements as of and for the three and six months ended June 30, 2022 (the “Yamana Interim Financial Statements”);

(e)	management’s discussion and analysis operations and financial condition of Yamana for the three and six months ended June 30, 2022 (“Yamana Interim MD&A”); and

(f)	the management information circular of Yamana dated March 22, 2022, prepared in connection with the annual meeting of shareholders of Yamana held on April 28, 2022.

Any document of the type referred to in section 11.1 of Form 44-101F1 of NI 44-101 (excluding confidential material reports), filed by Yamana with the securities commissions or similar regulatory authorities in the applicable provinces and territories of Canada after the date of this Circular disclosing additional or updated information, including the documents incorporated by reference herein, filed pursuant to the requirements or applicable securities legislation in Canada, will be deemed to be incorporated by reference in the Circular. In addition, any document filed by Yamana with, or furnished by Yamana to, the SEC pursuant to the U.S. Exchange Act, subsequent to the date of this Circular will be deemed to be incorporated by reference into the Circular. To the extent that any document or information incorporated by reference into the Circular is included in a report that is filed with or furnished to the SEC, such document or information shall also be deemed to be incorporated by reference into this Circular.

Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this Circular modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Non-GAAP Measures

In certain documents incorporated by reference into this Schedule I, there are references to certain non-GAAP financial performance measures. Non-GAAP financial performance measures do not have any standard meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAPP financial performance measures employed by other companies. Non-GAAP financial performance measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For more information, see the Yamana AIF (see section headed Non-GAAP Financial Performance Measures), the Yamana Annual MD&A (see Section 12: Non-GAAP Financial Performance Measures) and the Yamana Interim MD&A (see Section 11: Non-GAAP Financial Performance Measures), each of which is incorporated herein by reference.

Overview

Yamana was formed on July 30, 2003 when, pursuant to articles of amendment, the name of Yamana was changed from Yamana Resources Inc. to its current name and on August 12, 2003, pursuant to a reverse stock split, the Yamana Shares were consolidated on the basis of one new common share for 27.86 existing common shares. Prior to these corporate actions, and a concurrent reverse takeover of certain assets, Yamana was an inactive shell corporation whose previous history was mostly limited to exploration activities. In an effort to streamline its corporate structure, effective January 1, 2020, Yamana completed a vertical short form amalgamation with its wholly-owned subsidiary, Yamana Malartic Canada Inc., pursuant to articles of amalgamation and through which the securities of Yamana were not affected. Yamana was continued under the CBCA by Articles of Continuance, dated February 7, 1995. On February 7, 2001, pursuant to Articles of Amendment, a maximum of 8,000,000 first preference shares, Series 1 were authorized, none of which are outstanding.

Yamana is a reporting issuer in each of the provinces and territories of Canada. Yamana’s head office is located at 200 Bay Street, Royal Bank Plaza, North Tower, Suite 2200, Toronto, Ontario M5J 2J3 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2.

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina.

Yamana’s portfolio includes five operating gold mines and various advanced and near development stage projects and exploration properties in Canada, Brazil, Chile, and Argentina. Yamana operates its mines and projects under common corporate oversight. Within this structure Jacobina, El Peñón and Canadian Malartic are Yamana’s material producing mines and among the largest contributors to operating cash flow. Set out below is a list of Yamana’s main properties and mines:

Material Producing Mines

•	Jacobina Mining Complex (Brazil)

•	El Peñón Mine (Chile)

•	Canadian Malartic Mine (Canada) – 50% indirect interest

Other Producing Mines

•	Cerro Moro Mine (Argentina)

•	Minera Florida Mine (Chile)

Additional Projects

•	MARA Project (Argentina) – 56.25% indirect interest

•	Suyai Project (Argentina)

•	Monument Bay Project (Canada)

•	Wasamac Project (Canada)

For a further description of the business of Yamana, see the sections entitled “Corporate Structure” and “Description of the Business” in the Yamana AIF. For further information regarding Yamana, refer to its filings with the securities commissions or similar regulatory authorities in Canada which may be obtained under Yamana’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Yamana currently operates through a centralized Canadian office to manage the Americas. Yamana has experienced varying structures over the years and has determined that the current model mitigates risk, ensures operational excellence and attracts management talent to compete globally. Yamana’s Americas model allows each operation and region to autonomously manage regional and local matters within the requisite oversight and guidelines established by the Canadian office. The Canadian office currently functions as a corporate centre of excellence on governance, sustainability, technical services, operations and finance, and establishes evolving guidelines for best practices. This model allows regional and mine site management to run operations locally but consult with and seek guidance from the Canadian office, as needed, as well as recognizes national and local cultural diversity and promotes operational standards across the organization. Canada has a deep, high quality talent pool of mining professionals, particularly in underground mining based on the rich and extensive history of underground mining in Canada generally and northern Quebec in particular. Yamana has relied on its Canadian underground mining experience to optimize its South American underground mines and used expertise developed from its South American operations to identify underground mining opportunities elsewhere including, as recent examples, the Wasamac Project and the upper zones of Odyssey at the Canadian Malartic Mine. Yamana's current operating and management model, which balances regional autonomy with a centre of excellence, has allowed Yamana to attract talent in the Canadian marketplace and deliver value over the history of Yamana.

Recent Developments

On April 27, 2022, Yamana declared a second quarter dividend equal to US$0.03 per Yamana Share to be paid on July 14, 2022 to Yamana Shareholders of record as of the close of business on June 30, 2022.

On May 31, 2022, Yamana entered into the Arrangement Agreement with Gold Fields pursuant to which, among other things, Gold Fields will acquire all of the issued and outstanding Yamana Shares (other than Yamana Shares held by Dissenting Shareholders, if any, which will be repurchased for cancellation by Yamana). The Arrangement will be implemented by way of a court-approved plan of arrangement in accordance with the CBCA. Subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement, at the Effective Time, a wholly-owned subsidiary of Gold Fields will acquire all of the issued and outstanding Yamana Shares and, in exchange, Yamana Shareholders (other than Dissenting Shareholders) will receive, at their election, either 0.6 of Gold Fields Shares or 0.6 of a Gold Fields ADS for each Yamana Share held. It is anticipated that Former Yamana Shareholders and Former Gold Fields Shareholders are expected to own approximately 39% and 61%, respectively, of the Gold Fields Shares, and thus the Combined Company, immediately following completion of the Arrangement (on a non-diluted basis) and Yamana will become a wholly-owned subsidiary of Gold Fields. For a full description of the Arrangement and the Arrangement Agreement, see “The Arrangement” and “The Transaction Agreements – The Arrangement Agreement” in this Circular.

On June 15, 2022, Yamana published its 2021 Sustainability Report.

On July 28, 2022, Yamana declared a third quarter dividend equal to US$0.03 per Yamana Share to be paid on October 14, 2022 to Yamana Shareholders of record as of the close of business on September 30, 2022.

On September 13, 2022, Yamana filed technical reports for the Minera Florida mine, the Cerro Moro mine, the Wasamac project and the MARA project on SEDAR following a recent policy decision of Yamana to have on public file technical reports for all of its major mines and projects, regardless of materiality.

On September 23, 2022, Glencore International AG (“Glencore”) announced that it had reached an agreement to acquire the 18.75% shareholding of Newmont Corporation (“Newmont”) in the MARA project. Following completion of the transaction, Yamana will remain the operator of the MARA joint venture with a 56.25% interest, with Glencore owning the remaining 43.75% interest. Yamana welcomes Glencore’s increased stake in MARA and believes the transaction is a positive step for MARA, as the consolidation of ownership amongst partners provides a further endorsement of the quality and strategic optionality inherent in MARA, as well as underpinning the value of the minority interest being purchased, and thereby the more significant inherent value of the controlling interest in the project and the project in total. Under the terms of their agreement, Glencore will pay Newmont US$124.9 million upon closing and a US$30 million deferred payment upon commercial production subject to an annual interest charge of 6%. Total deferred consideration is capped at US$50 million.

Consolidated Capitalization of Yamana

There have been no material changes in the share and debt capital of Yamana, on a consolidated basis, since June 30, 2022, the date of Yamana’s most recently filed consolidated financial statements. See the Yamana Interim Financial Statements and the Yamana Interim MD&A, which are incorporated by reference in this Circular, for additional information with respect to Yamana’s consolidated capitalization.

Description of Share Capital

The authorized share capital of Yamana consists of an unlimited number of Yamana Shares and 8,000,000 first preference shares, Series 1 (the “Preference Shares”). As of the close of business on October 18, 2022, there were 961,003,488 Yamana Shares and nil Preference Shares issued and outstanding. The Yamana Shares are listed on the TSX under the symbol “YRI” and on the NYSE and the LSE under the symbol “AUY”.

Yamana Shares

Holders of Yamana Shares are entitled to receive notice of any meetings of shareholders of Yamana to attend and to cast one vote per Yamana Share at all such meetings. Holders of Yamana Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Yamana Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Yamana Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Yamana Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of Yamana are entitled to receive on a pro rata basis the net assets of Yamana after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Yamana Shares with respect to dividends or liquidation. Although the articles of Yamana provide for the potential issuance of Preference Shares, there is currently no other series or class of shares outstanding which ranks senior in priority to the Yamana Shares. The Yamana Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. The Yamana Shares do not carry any provisions permitting or restricting the issuance of additional securities or other material restrictions, nor do they contain any provisions requiring a securityholder to contribute additional capital.

First Preference Shares

Upon a consolidation, merger, or amalgamation of Yamana with or into any other corporation, holders of First Preference Shares who have not exercised their right of conversion at the date of the consolidation, merger, or amalgamation are entitled to receive upon the exercise of their conversion right, after the effective date of the consolidation, merger, or amalgamation, the aggregate number of shares or securities or property of Yamana resulting from the consolidation, merger, or amalgamation, the holder would have been entitled to receive if they had at the effective date of the consolidation, been the registered holder of such number of Yamana Shares. Holders of First Preference Shares are also entitled to receive, in the event of liquidation, dissolution or winding up of Yamana, an amount equal to US$0.125 in respect of each of First Preference Share held and all unpaid cumulative dividends before any distribution of the assets of Yamana among holders of the Yamana Shares or any other class of shares. Holders of First Preference Shares are not entitled to receive notice of or to attend meetings of the shareholders of Yamana nor do they have any voting rights for the election of directors or for any other purpose (except where the holders of a specified class are entitled to vote separately as a class).

Price Range and Trading Volume

TSX

The following table sets forth information relating to the monthly trading of the Yamana Shares on the TSX for the 12-month period prior to the date of this Circular.

Month	High (C$)	Low (C$)	Monthly Volume
October 2021	5.48	4.82	49,252,147
November 2021	5.81	4.83	147,581,304
December 2021	5.39	4.78	66,236,630
January 2022	5.58	4.87	55,263,011
February 2022	6.74	5.035	69,984,099
March 2022	7.39	6.26	74,698,620
April 2022	8.05	6.81	58,116,473
May 2022	7.34	6.215	69,269,748
June 2022	7.44	5.98	61,500,814
July 2022	6.45	5.56	34,046,238
August 2022	6.68	5.79	27,005,896
September 2022	6.36	5.345	43,956,653
October 2022(1)	6.89	6.02	18,500,639

Note:

(1)        From October 1 to October 18, 2022

The closing price of the Yamana Shares on the TSX on May 30, 2022, the last trading day in Canada prior to the announcement of Gold Fields’ intention to acquire Yamana, was C$6.58. The closing price of the Yamana Shares on the TSX on October 18, 2022 was C$6.16.

NYSE

The following table sets forth information relating to the monthly trading of the Yamana Shares on the NYSE for the 12-month period prior to the date of this Circular.

Month	High (US$)	Low (US$)	Monthly Volume
October 2021	4.44	3.835	32,880,109
November 2021	4.625	3.891	50,519,481
December 2021	4.251	3.70	57,363,588
January 2022	4.465	3.84	39,928,600
February 2022	5.25	3.965	46,970,752
March 2022	5.79	4.92	66,753,507
April 2022	6.395	5.315	52,500,320
May 2022	5.74	4.785	68,903,890
June 2022	5.915	4.65	61,053,928
July 2022	4.975	4.255	32,721,983
August 2022	5.20	4.40	38,101,509
September 2022	4.81	3.885	39,402,765
October 2022(1)	5.07	4.335	19,552,232

Note:

(1)      From October 1 to October 18, 2022

The closing price of the Yamana Shares on the NYSE on May 27, 2022, the last trading day in the United States prior to the announcement of Gold Fields’ intention to acquire Yamana, was US$5.20. The closing price of the Yamana Shares on the NYSE on October 18, 2022 was US$4.48.

LSE

The following table sets forth information relating to the monthly trading of the Yamana Shares on the LSE for the 12-month period prior to the date of this Circular.

Month	High (£)	Low (£)	Monthly Volume
October 2021	3.15	2.80	123,153
November 2021	3.35	2.93	211,635
December 2021	3.04	2.91	110,164
January 2022	3.185	2.89	76,822
February 2022	3.75	2.94	193,433
March 2022	4.275	3.73	400,099
April 2022	4.70	4.15	285,976
May 2022	4.37	3.95	260,571
June 2022	4.45	3.82	227,084
July 2022	4.05	3.65	102,729
August 2022	4.15	3.90	59,484
September 2022	3.95	3.80	88,374
October 2022(1)	4.32	3.90	49,131

Note:

(1)       From October 1 to October 18, 2022

The closing price of the Yamana Shares on the LSE on May 30, 2022, the last trading day prior to the announcement of Gold Fields’ intention to acquire Yamana, was £4.08. The closing price of the Yamana Shares on the LSE on October 18, 2022 was £4.00.

Prior Sales

For the 12-month period prior to the date of the Circular, Yamana issued or granted Yamana Shares and securities convertible into Yamana Shares as listed in the table below. Other than the issuances listed in the table below, Yamana has not issued any Yamana Shares or securities convertible into Yamana Shares within the 12 months preceding the date of the Circular.

Date of Issuance	Price per Yamana Share or Exercise Price per Yamana Option		Number and Type of Security		Reason for Issuance
January 1, 2022	US$	4.02	34,251	Yamana Shares	Dividend Reinvestment Plan(1)
April 14, 2022	US$	5.93	18,202	Yamana Shares	Dividend Reinvestment Plan(1)
July 14, 2022	US$	4.75	28,832	Yamana Shares	Dividend Reinvestment Plan(1)
October 14, 2022	US$	4.74	32,551	Yamana Shares	Dividend Reinvestment Plan(1)
February 16, 2022	C$	5.62	301,907	Yamana Shares	Yamana RSU Vesting(2)
February 18, 2022	C$	5.62	96,979	Yamana Shares	Yamana RSU Vesting(2)
February 24, 2022	C$	6.25	533,019	Yamana Shares	Yamana RSU Vesting(2)
March 14, 2022	C$	6.79	238,371	Yamana Shares	Yamana RSU Vesting(2)
April 1, 2022	C$	6.79	10,589	Yamana Shares	Yamana RSU Vesting(2)
January 11, 2022	C$	5.00	920,259	Yamana RSUs	Yamana RSU Issuance(3)
February 16, 2022	C$	5.62	463,423	Yamana RSUs	Yamana RSU Issuance(3)

Notes:

(1)	The value of the Yamana Shares issued pursuant to Yamana’s Dividend Reinvestment Plan is equal to the five-day VWAP of the Yamana Shares on the NYSE on the day immediately prior to the date that such Yamana Shares are issued.
(2)	Yamana RSU awards granted vest and are payable based on the greater of either (a) the weighted average trading price, or (b) the average of daily high and low board lot trading prices of the Yamana Shares on the TSX for the five consecutive trading days immediately prior to the date of vesting. RSU awards can be satisfied through the issuance of Yamana Shares in accordance with the terms of the Yamana RSU Plan.
(3)	The value of Yamana RSU awards is equal to the closing share price of the Yamana Shares on the TSX on the day immediately prior to the date that the Yamana RSU is granted.

Dividend Policy and History

Yamana has a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and such policy is reviewed on a periodic basis and assessed in relation to the current and expected future operating cash flows of Yamana and the conservation and reinvestment of capital. On July 29, 2021, Yamana increased its annual dividend to US$0.12 per share, effective for the third quarter of 2021, Yamana’s sixth dividend increase since the second quarter of 2019, representing a cumulative increase of 500%. Following Yamana’s initial capital spending and development phase from 2003 to 2006, Yamana has consistently paid dividends since 2007, and dividends have aggregated to over US$1 billion paid over 14 years.

The following table sets forth the quarterly dividends paid by Yamana on the Yamana Shares during each of the three most recently completed financial years:

2022	2021	2020	2019
Q1 – US$0.03	Q1 – US$0.02625	Q1 – US$0.0125	Q1 – US$0.005
Q2 – US$0.03	Q2 – US$0.02625	Q2 – US$0.015625	Q2 – US$0.005
Q3 – US$0.03	Q3 – US$0.03	Q3 – US$0.0175	Q3 – US$0.01
	Q4 – US$0.03	Q4 – US$0.02625	Q4 – US$0.01

Payment of any future dividends will be at the discretion of the Yamana Board after taking into account many factors, including Yamana’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs.

Material Contracts

Except as otherwise disclosed in this Circular and as discussed in the Yamana AIF, during the 12 months prior to the date of this Circular, Yamana has not entered into any contracts, nor are there any contracts still in effect, that are material to Yamana or any of its Subsidiaries, other than contracts entered into in the ordinary course of business. See “Material Contracts” in the Yamana AIF, which is incorporated by reference in this Circular.

Risk Factors

An investment in securities of Yamana and the completion of the Arrangement are subject to certain risks. In addition to considering the other information in this Circular, including the risk factors relating to the Arrangement set forth under “Risk Factors” in this Circular, readers should carefully consider the risk factors described in the Yamana AIF, as well as the Yamana Annual MD&A and the Yamana Interim MD&A, each of which are incorporated by reference in this Circular. If any of the identified risks were to materialize, Yamana’s business, financial position, results and/or future operations may be materially affected. The risk factors identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Yamana that may present additional risks in the future.

Auditors, Transfer Agent and Registrar

The auditor of Yamana is Deloitte LLP. If the transaction is consummated, Deloitte LLP will no longer be the auditor of Yamana.

Yamana’s registrar and transfer agent for the Yamana Shares is Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario. The co-transfer agent for the Yamana Shares in the United States is Computershare Trust Company, N.A., at its principal offices in Louisville, Kentucky and co-transfer agent for the Yamana Shares in the United Kingdom is Computershare Investor Services PLC, at its principal offices in Bristol, United Kingdom.

Interest of Experts

The Yamana Annual Financial Statements incorporated by reference in this Circular, and the effectiveness of Yamana’s internal control over financial reporting, have been audited by Deloitte LLP, as stated in their reports which are also incorporated herein by reference. Deloitte LLP, as auditor of Yamana, is independent with respect to Yamana within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario.

Each of Canaccord Genuity and Scotiabank is named as having prepared or certified a report, statement or opinion in this Circular, specifically their respective fairness opinions. See “The Arrangement – Yamana Fairness Opinions” and “The Arrangement – Asset Valuation Report”. Except for the fees to be paid to Canaccord Genuity, a portion of which is contingent on completion of the Arrangement, and to Scotiabank, none of which are contingent on completion of the Arrangement, to the knowledge of Yamana, none of the foregoing financial advisors, the directors, officers, employees and partners, as applicable, or their respective associates or affiliates, beneficially owns, directly or indirectly, 1% or more of the securities of Yamana or any associate or affiliate of Yamana, has received or will receive any direct or indirect interests in the property of Yamana or any of its associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of Yamana or any associate or affiliate thereof.

Additional Information Concerning Yamana

Additional information relating to Yamana may be found under Yamana’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information is provided in the Yamana AIF, the Yamana Annual Financial Statements, the Yamana Annual MD&A, the Yamana Interim Financial Statements and the Yamana Interim MD&A, each of which is available under Yamana’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on Yamana’s website at www.yamana.com. Yamana Shareholders may also request copies of these documents from Yamana’s Senior Vice President, General Counsel and Corporate Secretary by phone at (416) 815-0220 or by email at legal@yamana.com.

SCHEDULE J – INFORMATION cONcerning GOLD FIELDS

TABLE OF CONTENTS

NOTICE TO READER – ABOUT THIS SUPPLEMENT	J-3
Presentation of Financial and Other Information	J-5
Presentation of Financial Information	J-5
Currency Exchange Rate Information	J-5
Non-GAAP Financial Performance Measures	J-6
Scientific and Technical Information	J-7
Scope 1, 2 and 3 Data	J-8
Market Information	J-8
Websites	J-8
Defined Terms and Conventions	J-9
Forward-Looking Statements	J-10
Information concerning gold fields	J-13
Overview	J-13
Organisational Structure	J-14
Recent Developments	J-15
Dividends	J-15
Ratings	J-15
Consolidated Capitalization	J-17
Interests of Management and Others in Material Transactions	J-17
Indebtedness of Directors and Executive Officers	J-17
Outstanding Securities Data	J-18
Summary Overview of Mining Operations	J-19
Material Operating Properties	J-22
South African Operations	J-22
West Africa Operations	J-32
Australasia Operations	J-51
Americas Operations	J-87
Summary of Mineral Resources and Mineral Reserves	J-109
Mineral Reserves of Gold Fields as at December 31, 2021	J-109
Mineral Resources of Gold Fields as at December 31, 2021	J-116
Description of Mining Business	J-121
Exploration	J-121
Mining	J-121
Underground Mining	J-121
Open Pit Mining	J-122
Capital Expenditure	J-122
AIC	J-123
Processing	J-123
Refining and Marketing	J-124
The Gold Mining Industry	J-126
Background	J-126
Global Markets	J-126
Top Producers	J-127
Environmental and Regulatory Matters	J-128
South Africa	J-128
Ghana	J-136
Australia	J-142
Peru	J-145

J-1

Proceedings	J-152
Legal Proceedings	J-152
Regulatory Actions	J-152
Directors, Senior Management and Employees	J-153
Biographies	J-156
Public Company Board Memberships	J-161
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	J-161
Employees	J-162
TRIFR, Fatalities and Fatal Injury Frequency Rate	J-162
Compensation of Directors AND Executive Officers	J-167
Executive Compensation Discussion and Analysis	J-167
Summary Compensation Table	J-167
Incentive Plan Awards	J-168
Pension Plan Benefits	J-169
Director Compensation Table	J-170
Independent Compensation Consultants	J-171
Major Shareholders and Related Party Transactions	J-172
Major Gold Fields Shareholders	J-172
Related Party Transactions	J-172
Prior Sales and Trading History	J-173
Prior Sales	J-173
Trading Price and Volume	J-173
Further Information	J-175
Memorandum of Incorporation	J-175
Material Contracts	J-180
Management and Other Compensatory Plans and Arrangements	J-184
Summary of American Depositary Receipts and Deposit Agreement	J-184
South African Exchange Control Limitations Affecting Security Holders	J-184
Controls and Procedures	J-185
Disclosure Controls and Procedures	J-185
Management’s Report on Internal Control over Financial Reporting	J-185
Attestation Report of the Registered Public Accounting Firm:	J-185
Changes in Internal Control Over Financial Reporting	J-186
AUDIT COMMITTEE matters	J-187
Audit Committee Charter	J-187
Experts	J-188
Names of Experts	J-188
Interests of Experts	J-188
Principal Accountant Fees and Services	J-189
Audit Committee’s Policies and Procedures	J-189
Risk Factors	J-190
Risks related to Gold Fields’ operations and industry	J-190
Risks related to environmental, social and corporate governance	J-205
Legal, regulatory and compliance risk factors	J-218
Risks related to Gold Fields Shares and Gold Fields ADSs	J-225
Corporate Governance	J-227
Glossary of Terms	J-229

J-2

NOTICE TO READER – ABOUT THIS SUPPLEMENT

This supplement (this “Supplement”) comprises Schedule J to the accompanying Circular and forms an integral part thereof, and contains certain information concerning Gold Fields prior to giving effect to the Arrangement.

The Circular, including this Supplement, is being mailed to Yamana Shareholders. Yamana Shareholders should read this Supplement in conjunction with the rest of the Circular to obtain a full understanding of Yamana, Gold Fields, the Arrangement and the Combined Company.

All terms defined in the Circular have the same meanings when used in this Supplement.

This Supplement contains certain historical information that Gold Fields has previously prepared and made available to the Gold Fields Shareholders in compliance with South African and US securities requirements applicable to foreign private issuers, comprising the following documents, each of which forms an integral part of, this Supplement:

•	Gold Fields’ Integrated Annual Report for the year ended December 31, 2021 (the “Integrated Annual Report”), reproduced in Schedule I to this Supplement, containing, among other things: (i) an overview of Gold Fields’ business, including a description of how Gold Fields created value in 2021 through its business model, as well as its top risks and its associated opportunities; (ii) information concerning its governance, 2021 performance and key strategic priorities; (iii) a description of the fundamental pillars of Gold Fields’ strategy; and (iv) certain internal and external assurance matters;

•	Gold Fields’ Annual Financial Report for the year ended December 31, 2021 (the “Annual Financial Report”), reproduced in Schedule II to this Supplement, containing, among other things: (i) its 2021 governance and remuneration reports; and (ii) its audited consolidated statements of financial position as at December 31, 2021 and 2020 and its related audited consolidated income statements and statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2021, 2020 and 2019 and accompanying management’s discussion and analysis;

•	Gold Fields’ Climate Change Report for the year ended December 31, 2021 (the “Climate Change Report”), reproduced in Schedule III to this Supplement, containing, among other things: (i) an overview of Gold Fields’ activities with respect to climate change, decarbonization, energy management and water stewardship; and (ii) an assessment of the risks, vulnerabilities and opportunities presented by climate change at Gold Fields; and

•	Gold Fields’ results for the six months ended June 30, 2022 (the “2022 H1 Report”), reproduced in Schedule IV to this Supplement, containing, among other things, its unaudited condensed consolidated interim financial statements for such period and the corresponding period in 2021 and accompanying management’s discussion and analysis.

(collectively, the “Gold Fields Historical Disclosure”). The Integrated Annual Report, the Annual Financial Report and the Climate Change Report were each released on March 31, 2022. The 2022 H1 Report was dated August 25, 2022.

Additional information in this Supplement which is not contained in the Gold Fields Historical Disclosure has been included for purposes of compliance with applicable Canadian securities laws. The Gold Fields Historical Disclosure and such additional information should be read collectively. Certain information contained in certain sections of the Gold Fields Historical Disclosure has been modified or superseded by more recent information contained in other sections of the Gold Fields Historical Disclosure or other information forming part of the body of this Supplement, as applicable. The modifying or superseding information need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. There is no guarantee that Gold Fields will, in the future, continue to disclose or update any of the additional information contained in this Supplement which was not included in the Gold Fields Historical Disclosure.

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The Gold Fields Historical Disclosure and other information contained in this Supplement was provided by Gold Fields and is presented on a pre-Arrangement basis, and collectively reflects the current business, financial and share capital position of Gold Fields. This information has been provided by Gold Fields and is the sole responsibility of Gold Fields, and should be read in conjunction with the information concerning Gold Fields appearing in the Circular. Yamana does not assume any responsibility for the accuracy or completeness of such information.

No securities regulatory authority or stock exchange in Canada, the United States, the United Kingdom, South Africa or elsewhere has expressed an opinion about, or passed upon the fairness or merits of, the transactions described in this document, the securities being offered pursuant to such transactions or the adequacy of the information contained in this document and it is an offense to claim otherwise. No securities regulatory authority or stock exchange in Canada, the United States, the United Kingdom, South Africa or elsewhere has approved or registered this document, and this document is not required to be registered with a securities regulatory authority or stock exchange in any such jurisdiction.

This Supplement has not been approved or disapproved by the SEC or the securities regulatory authority of any state of the United States, nor has the SEC or the securities regulatory authority of any state of the United States passed on the adequacy or accuracy of this Supplement. Any representation to the contrary is a criminal offence.

The Gold Fields Shares (including Gold Fields Shares represented by Gold Fields ADSs) to be issued under the Arrangement will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States. Such securities will be issued in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the court, which will consider, among other things, the fairness of the Arrangement to the persons affected.

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Presentation of Financial and Other Information

Presentation of Financial Information

Gold Fields is a South African company and, in fiscal 2021, 12%, 34%, 44% and 10% of Gold Fields’ operations, based on managed gold-equivalent production, were located in South Africa, Ghana (including the Asanko joint venture (the “Asanko JV”)), Australia and Peru, respectively. The Gold Fields consolidated financial statements are presented in US dollars which is the Group’s (as defined below) presentation currency. The Group’s annual and half-yearly financial statements are prepared in accordance with IFRS and as prescribed by law (refer to the “Basis of preparation” section of the accounting policies to the consolidated financial statements contained in the Annual Financial Report and the 2022 H1 Report). As of the date of this Supplement, Gold Fields qualifies as a “foreign issuer” as defined in National Instrument 52-107 – Acceptable Accounting Principles, Auditing Standards and Reporting Currency.

Except as otherwise noted, the financial information included in this Supplement has been derived from financial statements of Gold Fields which have been prepared in accordance with IFRS and is presented in US dollars, and for descriptions of critical accounting policies, refer to accounting policies under IFRS.

Rounding adjustments have been made in calculating some of the financial and operating information included in this Supplement. As a result, numerical figures shown as total amounts in some tables may not be exact arithmetic aggregations of the figures that make up such total amounts.

Currency Exchange Rate Information

In this Supplement, “ZAR” and “Rand” refer to the South African rand and “SA cents” refers to subunits of the South African Rand, “US$” and “US dollars” refer to United States dollars, “US cents” refers to subunits of the US dollar, “A$” and “Australian dollars” refer to Australian dollars, “GH” refers to Ghana Cedi, “S/.” refers to the Peruvian Nuevo Sol and “C$” refers to Canadian dollars.

For Gold Fields’ audited consolidated annual financial statements, unless otherwise stated, statement of financial position item amounts are translated from ZAR and A$ to US$ at the exchange rate prevailing on the statement of financial position date (ZAR15.94 per US$1.00 and US$0.73 per A$1.00 as of December 31, 2021; ZAR14.69 per US$1.00 and US$0.77 per A$1.00 as of December 31, 2020), except for specific items included within shareholders’ equity and the statement of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and income statement item amounts are translated from ZAR and A$ to US$ at the average exchange rate for each period (ZAR14.79 per US$1.00 and US$0.75 per A$1.00 for fiscal 2021; ZAR16.38 per US$1.00 and US$0.69 per A$1.00 for fiscal 2020; and ZAR14.46 per US$1.00 and US$0.70 per A$1.00 for fiscal 2019).

For Gold Fields’ unaudited results for the six months ended June 30, 2022, unless otherwise stated, statement of financial position item amounts are translated from ZAR and A$ to US$ at the exchange rate prevailing on the statement of financial position date (ZAR16.29 per US$1.00 and US$0.69 per A$1.00 as of June 30, 2022; ZAR15.94 per US$1.00 and US$0.73 per A$1.00 as of June 30, 2021), except for specific items included within shareholders’ equity and the statement of cash flows that are translated at the rate prevailing on the date the relevant transaction was entered into, and income statement item amounts are translated from ZAR and A$ to US$ at the average exchange rate for each period (ZAR15.40 per US$1.00 and US$0.72 per A$1.00 for the six months ended June 30, 2022; ZAR14.54 per US$1.00 and US$0.77 per A$1.00 for the six months ended June 30, 2021).

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The following table sets forth the high and low daily exchange rates for one US dollar expressed in Canadian dollars for each period indicated, the average of the daily exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the daily exchange rates provided by the Bank of Canada:

	Six Months Ended June 30		Year Ended December 31
	2022	2021	2021	2020	2019
High	1.3039	1.2828	1.2942	1.4496	1.3600
Low	1.2451	1.2040	1.2040	1.2718	1.2988
Average rate during period	1.2715	1.2470	1.2535	1.3415	1.3269
Rate at end of period	1.2886	1.2394	1.2678	1.2732	1.2988

Non-GAAP Financial Performance Measures

In this Supplement, Gold Fields presents the financial items “all-in sustaining costs” (“AISC”), “all-in sustaining costs per ounce”, all in costs” (“AIC”), and “all-in costs per ounce”, which have been determined using industry standards promulgated by the World Gold Council (“WGC”) and are non-IFRS measures. The WGC standard was released by the WGC on June 27, 2013. Gold Fields voluntarily adopted and implemented these metrics as from the quarter ended June 2013. On November 14, 2018, the WGC published an update to its guidance note on the interpretation of AISC and AIC. The note provided additional clarity on what constitutes growth capital expenditure. Gold Fields has considered the new guidance note to ensure the interpretation of the guidelines is consistent with the additional guidance now available and adopted the updated guidance prospectively from January 1, 2019. An investor should not consider these items in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS. While the WGC provided definitions for the calculation of AISC and AIC, the calculation of AISC, AISC per ounce, AIC and AIC per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. See the definitions of these terms in “Glossary of Terms” in this Supplement. For the definitions and reconciliations of these non-IFRS measures to IFRS, see “Schedule II – Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—All-In Sustaining and All-In Costs”.

Gold Fields also presents “adjusted free cash flow”, “adjusted free cash flow for LTIP purposes”, “adjusted free cash flow margin for LTIP purposes”, “adjusted EBITDA”, “net debt”, “net debt (excluding lease liabilities)” and “normalised profit” in this Supplement, which are non-IFRS financial measures and “net debt to adjusted EBITDA” and “normalised profit per share” which are non-IFRS ratios. An investor should not consider these items in isolation or as alternatives to cash flow from operating activities, cash and cash equivalents or any other measure presented in accordance with IFRS. “Adjusted free cash flow” is defined as net cash from operations adjusted by the dividend paid by South Deep to its indirect 10% outside Gold Fields Shareholders held pursuant to its black economic empowerment transaction (the “South Deep Dividend”), net capital expenditure (being additions to property, plant and equipment less proceeds on disposal of property, plant and equipment), capital expenditure – working capital, contributions to environmental trust funds, payments of principal lease liabilities and redemption of Asanko preference shares, as per the consolidated statement of cash flows. “Adjusted free cash flow for LTIP purposes” is defined as revenue (excluding by-product revenue) less AIC adjusted for non-cash share-based payments, non-cash long-term employee benefits, exploration, feasibility and evaluation costs outside of existing operations, non-sustaining capital expenditure for growth projects only, realised gains or losses on revenue hedges, redemption of Asanko preference shares and taxation paid (excluding royalties). “Adjusted free cash flow margin for LTIP purposes” is defined as adjusted free cash flow for LTIP purposes divided by revenue adjusted for by product revenue. “Adjusted EBITDA” is defined as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs. “Net debt” is defined as total borrowings plus lease liabilities less cash and cash equivalents, and “net debt (excluding lease liabilities)” is defined as total borrowings less cash and cash equivalents. “Normalised profit” (as used in “normalised profit attributable to owners of the parent”) is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect. “Net debt to adjusted EBITDA” is net debt divided by adjusted EBITDA and “normalised profit per share” as used in normalised profit per share attributable to owners of the parent is normalised profit divided by the weighted average number of ordinary shares in issue during the period. The definitions for the calculation of adjusted free cash flow, adjusted free cash flow for LTIP purposes, adjusted free cash flow margin for LTIP purposes, adjusted EBITDA, net debt, net debt (excluding lease liabilities) and normalised profit may vary significantly between companies, and by themselves do not necessarily provide a basis for comparison with other companies. Gold Fields believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of Gold Fields. See “Glossary of Terms” in this Supplement for the definitions of these terms. See “Schedule II – Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements – Non-IFRS Measures” for the references to where the reconciliations of these non-IFRS financial measures to the most directly comparable IFRS measure can be found.

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Scientific and Technical Information

All Mineral Reserves and Mineral Resources for Gold Fields have been estimated and classified in accordance with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (the SAMREC Code 2016 edition) (the “SAMREC Code”) and/or the CIM Definition Standards on Mineral Resources and Mineral Reserves (2014) adopted by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Definition Standards”). The classifications under the SAMREC Code and the CIM Definition Standards are substantively similar, and would not be expected to result in materially different statements of Mineral Reserves and Mineral Resources.

The estimation of measured and indicated Mineral Resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proved and probable Mineral Reserves. The estimation of inferred Mineral Resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of Mineral Resources. It cannot be assumed that all or any part of a measured, indicated or inferred Mineral Resource will ever be upgraded to a higher category or converted into a Mineral Reserve. Under Canadian securities laws, estimates of inferred Mineral Resources may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. Readers are cautioned not to assume that any part or all of a measured, indicated or inferred Mineral Resource exists or is economically or legally mineable. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimates of Gold Fields’ Mineral Resources in this Supplement may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. Moreover, the estimates of the quantity and grade of Gold Fields’ inferred Mineral Resources in this Supplement are uncertain in nature, there has been insufficient exploration to define these inferred Mineral Resources as measured or indicated Mineral Resources, and it is uncertain if further exploration will result in upgrading them to a measured or indicated Mineral Resource category. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as Mineral Reserves.

Certain scientific and technical information regarding Gold Fields’ material mining projects is set out under “Material Operating Properties” and “Summary of Mineral Resources and Mineral Reserves” in this Supplement. Additional information about Gold Fields’ mineral projects which will continue to be material to the Combined Company upon completion of the Arrangement, including information regarding data verification, key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources and the risks that could materially affect the development of the Mineral Reserves and Mineral Resources, can be found in current NI 43-101 technical reports for each of the South Deep, Tarkwa, St. Ives, Granny Smith, Cerro Corona and Gruyere mines and the Salares Norte project, each with an effective date of December 31, 2021 and a signing date of June 30, 2022, filed under Gold Fields’ issuer profile on SEDAR at www.sedar.com. The qualified persons for purposes of each of such NI 43-101 technical reports are Dr. Julian Verbeek, FAusIMM, Vice President Geology and Mineral Resources of Gold Fields, and Richard Butcher, FAusIMM, formerly the Chief Technical Officer of Gold Fields. Dr. Verbeek and Mr. Butcher prepared or supervised the preparation of the information that forms the basis for the scientific and technical disclosure regarding each of Gold Fields’ material mining projects in this Supplement. The scientific and technical information regarding Gold Fields’ material mining projects disclosed in this Supplement, including sampling, analytical and test data underlying such disclosure, has been verified by or under the supervision of one or both of the qualified persons named above using such recognized industry methods and procedures as were determined by them to be appropriate in the circumstances, having regard to the characteristics of the deposits and the quality of the work performed by or on behalf of Gold Fields, among other things.

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The Gold Fields Historical Disclosure includes certain statements regarding Gold Fields’ managed and attributable gold, silver, copper and gold-equivalent Mineral Resources which aggregates inferred Mineral Resources with measured and indicated Mineral Resources. While such aggregation is compliant with applicable South African law, it is not permitted under NI 43-101. Accordingly, readers should disregard such statements and rely upon the disclosure regarding Gold Fields’ Mineral Resources set out under “Material Operating Properties” and “Summary of Mineral Resources and Mineral Reserves” herein.

In this Supplement, except where otherwise noted, all production and operating statistics are based on attribution of 100% of Gold Fields’ total operations, which include production from the Tarkwa and Damang mines in Ghana and from the Cerro Corona mine in Peru, a portion of which is attributable to the non-controlling Gold Fields Shareholders in those mines. In addition, production and operating statistics for Asanko are included on an attributable basis (based on Gold Fields’ 45% interest in Asanko). This Supplement contains references to “gold equivalent ounces”, which are quantities of metals (such as copper) expressed as amounts of gold using the prevailing prices of gold and the other metals. To calculate this, the accepted total value of the metal based on its weight and value is divided by the accepted value of one troy ounce of gold.

Scope 1, 2 and 3 Data

This Supplement also contains data on Gold Fields’ Scope 1, 2 and 3 greenhouse gas emissions. Data for Scope 1 and 2 emissions relate to Gold Fields’ own activities and supplied heat, power, and cooling which are measured using data from its own systems and independently assured, as described in the Climate Change Report. Scope 3 emissions relate to other organisations’ emissions and are therefore subject to a range of uncertainties and challenges. At present Scope 3 data is not yet consistently available in many value chains and is calculated, collected, or estimated in different ways. Gold Fields’ Scope 3 emissions data is determined using the ISO 14064 part 1 standard. As value chain emissions data advances over time, Gold Fields expects to improve the quality of its Scope 3 data and data reporting.

Market Information

This Supplement includes industry data about Gold Fields’ markets obtained from industry surveys, industry publications, market research and other publicly available third-party information. Industry surveys and industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Gold Fields and its advisers have not independently verified this data.

In addition, in many cases, statements in this Supplement regarding the gold mining industry and Gold Fields’ position in that industry have been made based on internal surveys, industry forecasts and market research, as well as Gold Fields’ own experiences. While these statements are believed by Gold Fields to be reliable, they have not been independently verified.

Websites

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this Supplement.

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Defined Terms and Conventions

In this Supplement, all terms defined in the Circular have the same meanings when used herein. In addition, in order to facilitate a better understanding of these descriptions, this Supplement contains a glossary defining a number of technical, financial and other terms. See “Glossary of Terms” in this Supplement.

In this Supplement, all references to “fiscal 2018” are to the financial year ended December 31, 2018, all references to “fiscal 2019” are to the financial year ended December 31, 2019, all references to “fiscal 2020” are to the financial year ended December 31, 2020, all references to “fiscal 2021” are to the financial year ended December 31, 2021 and all references to “fiscal 2022” are to the financial year ending December 31, 2022. In this Supplement, all references to “South Africa” are to the Republic of South Africa, all references to “Ghana” are to the Republic of Ghana, all references to “Australia” are to the Commonwealth of Australia, all references to “Chile” are to the Republic of Chile, all references to “Peru” are to the Republic of Peru, all references to the “Philippines” are to the Republic of the Philippines, and all references to the “United States” and “US” mean the United States of America, its territories and possessions and any state of the United States and the District of Columbia.

In this Supplement, gold production figures are provided in troy ounces, which are referred to as “ounces” or “oz”, or in kilograms, which are referred as “kg”. Ore grades are provided in grams per metric tonne, which are referred to as “grams per tonne” or “g/t”. All references to “tonnes” or “t” in this Supplement are to metric tonnes (one tonne is equal to 1,000 kilograms and is also known as a “metric” tonne). All references to “gold” include gold and gold equivalent ounces, unless otherwise specified or where the context suggests otherwise. See “Glossary of Terms” in this Supplement for further information regarding units of measurement used herein and a table providing rates of conversion between different units of measurement. AIC, net of by-product revenue, and AISC, net of by-product revenue, are calculated per ounce of gold sold, excluding gold equivalent ounces. See “Schedule II – Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—All-In Sustaining and All-In Costs” and “Presentation of Financial and Other Information—Non-GAAP Financial Performance Measures”.

This Supplement contains references to the “total recordable injury frequency rate” (“TRIFR”) at each Gold Fields operation—which was introduced in 2013. The TRIFR at each operation includes the total number of fatalities, lost time injuries, medically treated injuries and restricted work injuries per million man hours. A lost time injury is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury (i.e., the employee or contractor is unable to perform any of his/her duties). A medically treated injury is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment or re-treatment. A restricted work injury is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day from the day after the injury occurred, but the employee or contractor can still perform some of his/her duties.

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Forward-Looking Statements

This Supplement contains forward-looking statements with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and 2022 production and operational guidance of Gold Fields, wherever they may occur in this Supplement, and including any climate change-related statements, targets and metrics, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this Supplement. All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	the impact from, and measures taken to address, the COVID-19 pandemic;

•	changes in the market price of gold, and to a lesser extent copper and silver;

•	material changes in the value of ZAR and other non-US dollar currencies;

•	rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the Russian invasion of Ukraine and subsequent sanctions;

•	difficulties, operational delays, cost pressures and impact associated with the mine ramp-up post the organisational restructuring and supporting interventions at the South Deep operation in South Africa;

•	the challenges associated with replacing annual Mineral Reserve and Resource depletion, as well as growing its Reserve and Resource base to extend the life of operations;

•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;

•	the success of the Group’s business strategy, development activities and other initiatives, particularly at the Salares Norte project;

•	changes in technical and economic assumptions underlying Gold Fields’ Mineral Reserve estimates;

•	supply chain shortages and increases in the prices of production inputs;

•	power cost increases, as well as unreliability of supply, power stoppages, fluctuations and usage constraints;

•	high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;

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•	the ability of the Group to protect its information technology and communication systems and the personal data it retains, as well as the failure of such systems;

•	geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;

•	downgrades in the credit rating of South Africa and its impact on Gold Fields’ ability to secure financing;

•	the inability to modernise operations and remain competitive within the mining industry;

•	reliance on outside contractors to conduct some of its operations;

•	difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;

•	the impact of HIV/AIDS, tuberculosis and the spread of contagious diseases;

•	the ability of the Group to comply with requirements that it provide benefits to affected communities;

•	the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;

•	changes in health and safety regulations that could lead to claims or liability for regulatory breaches;

•	the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;

•	increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change, and the impact of climate change on Gold Fields’ operations;

•	loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged Persons (as defined in the Mineral and Petroleum Resources Development Act, No. 28 of 2002 (“MPRDA”) (“Historically Disadvantaged Persons”) in management positions or sufficient gender diversity in senior management and board level positions;

•	discrimination or harassment preventing Gold Fields employees from performing their jobs;

•	the ability to obtain, renew and comply with, water use licences and water quality discharge standards;

•	the occurrence of future acid mine drainage related pollution;

•	economic, political or social instability in the countries where Gold Fields operates;

•	ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;

•	the effects of regional re-watering at South Deep;

•	the effects of a failure of a tailings storage facility (“TSF”) and the closure of adjacent mines;

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•	the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;

•	Gold Fields is subject to various regulatory costs, such as mining taxes and royalties;

•	court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;

•	constitutional reform in Chile, including potential future proposals to nationalise mines;

•	actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields’ operations that leads to censure, penalties or negative reputational impacts;

•	the occurrence of labour disruptions and industrial actions;

•	fluctuations in insurance cost and availability and the adequacy of the Group’s insurance coverage;

•	financial flexibility could be limited by South African exchange control regulations (“Exchange Control Regulations”);

•	difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for Gold Fields Shareholders outside South Africa;

•	liquidity risks in trading Gold Fields Shares on the JSE;

•	Gold Fields’ ability to pay dividends or make similar payments to Gold Fields’ Shareholders;

•	Gold Fields Shareholders’ equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options;

•	Gold Fields’ ability to fulfill the listing requirements of the TSX;

•	the results of ongoing and future legal proceedings and regulatory actions; and

•	the identification of a material weakness in disclosure and internal controls over financial reporting.

These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Supplement or to reflect the occurrence of unanticipated events.

For further information, see “Forward-Looking Information” in the Circular.

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Information concerning gold fields

Overview

Gold Fields is a globally diversified gold producer with nine operating mines in Australia, Ghana, Peru and South Africa, including the Asanko JV in Ghana, and one project in Chile, with total attributable annual gold-equivalent production of approximately 2.34Moz in 2021. It has attributable gold-equivalent proved and probable Mineral Reserves of approximately 48.6Moz, and attributable gold-equivalent measured and indicated Mineral Resources of approximately 111.8 Moz (including Reserves). Included in these gold-equivalent Mineral Reserves and Mineral Resources are attributable copper Mineral Reserves of approximately 474 million pounds and attributable copper measured and indicated Mineral Resources of approximately 742 million pounds (including Mineral Reserves).

Gold Fields is a public company registered in South Africa under the Companies Act No. 71 of 2008 (“Companies Act”), which limits the liability of Gold Fields Shareholders. Gold Fields was originally incorporated under the name East Driefontein Gold Mining Company Limited under registration number 1968/004880/06 on May 3, 1968 and subsequently changed its name to Driefontein Consolidated Limited. With effect from January 1, 1998, a company formed on November 21, 1997 (referred to in this paragraph as the “Original Gold Fields”), acquired substantially all of the gold mining assets and interests previously held by Gencor Limited, Gold Fields of South Africa Limited, New Wits Limited and certain other shareholders in such companies. With effect from January 1, 1999, Driefontein Consolidated Limited acquired Original Gold Fields (which was subsequently renamed GFL Mining Services Limited) in a merger. Driefontein Consolidated Limited was renamed Gold Fields Limited on May 10, 1999, following the merger.

Gold Fields is the ultimate holding company of the Group. Gold Fields is governed by its memorandum of incorporation, the Companies Act, the JSE Listings Requirements, federal securities laws applicable in the US and the NYSE’s continued listings requirements.

Gold Fields Shares are listed on the JSE and its market capitalisation was approximately ZAR131.4 billion (US$7.2 billion) as of September 30, 2022. In addition, Gold Fields ADSs are listed on the NYSE.

The Gold Fields Shares trade on the JSE under the abbreviated name “GFIELDS” and the short code “GFI”. The Gold Fields ADSs trade on the NYSE under the trading symbol “GFI”. The TSX has conditionally approved the listing of the Gold Fields ADSs. Listing is subject to Gold Fields fulfilling all of the requirements of the TSX. It is expected that the Gold Fields ADSs will begin trading on the TSX within two Business Days following the closing of the Arrangement.

Gold Fields is not currently a reporting issuer in any province or territory of Canada, but will become a reporting issuer in each such jurisdiction upon the completion of the Arrangement and the listing of the Gold Fields ADSs on the TSX.

Gold Fields’ registered office is located at 150 Helen Road, Sandown, Sandton, 2196, South Africa, and its telephone number is +27-11-562-9700. Gold Fields’ company registration number is 1968/004880/06.

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Organisational Structure

The following organisational structure chart depicts the simplified corporate structure of Gold Fields as of the date of this Supplement: (1)

Note:

(1)	Unless otherwise stated, all subsidiaries in this organisational chart are, directly or indirectly, wholly-owned by Gold Fields. Not all other subsidiaries and investments are wholly-owned.

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Recent Developments

Since December 31, 2021, Gold Fields has declared and paid the dividends set out under “Information Concerning Gold Fields—Dividends”.

There have been certain changes in the composition of the Gold Fields Board during 2022. As announced in April 2022, Maria Cristina Bitar Maluk was appointed as a director of Gold Fields effective May 1, 2022. In addition, as previously announced by Gold Fields in September 2021, Cheryl Carolus resigned as a director of Gold Fields with effect from the Gold Fields annual general meeting held on June 1, 2022 and was succeeded as Chairperson of Gold Fields by Yunus Suleman as of such date.

On May 31, 2022, Gold Fields entered into the Arrangement Agreement with Yamana pursuant to which, among other things, Gold Fields will acquire all of the issued and outstanding Yamana Shares (other than Yamana Shares held by Dissenting Shareholders, if any, which will be repurchased for cancellation by Yamana). The Arrangement will be implemented by way of a court-approved plan of arrangement in accordance with the CBCA. Subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement, at the Effective Time, a wholly-owned subsidiary of Gold Fields will acquire all of the issued and outstanding Yamana Shares and, in exchange, Yamana Shareholders (other than Dissenting Shareholders) will receive, at their election, either 0.6 of a Gold Fields Share or 0.6 of a Gold Fields ADS for each Yamana Share held. It is anticipated that Former Gold Fields Shareholders and Former Yamana Shareholders are expected to own approximately 61% and 39%, respectively, of the Gold Fields Shares, and thus the Combined Company, immediately following completion of the Arrangement (on a non-diluted basis) and Yamana will become a wholly-owned subsidiary of Gold Fields. For a full description of the Arrangement and the Arrangement Agreement, see “The Arrangement” and “The Transaction Agreements – The Arrangement Agreement” in the Circular.

Dividends

For details on Gold Fields’ dividend policy, see “Schedule II—Annual Financial Report—Directors’ report—Financial Affairs—Dividend policy”. On July 11, 2022, Gold Fields announced that it will revise its dividend policy to enable it to declare an interim and final dividend in respect of each financial year based on 30% to 45% of the normalised earnings attributable to owners of the parent. Furthermore, and subject to attaining the relevant normalised earnings and the applicable legal and board approvals required to declare a dividend, Gold Fields targets paying a dividend at the top end of the revised dividend policy (45% of normalised earnings) for the 2023 dividend cycles (being the 2023 interim and final dividends), following implementation of the Arrangement.

Since December 31, 2021, Gold Fields has declared the following dividends:

•	On February 17, 2022, the Gold Fields Board declared a final dividend number 95 in the amount of 260 SA cents per Gold Fields Share in respect of the year ended December 31, 2021, which dividend was paid on March 14, 2022.

•	On August 25, 2022, the Gold Fields Board declared an interim dividend number 96 in the amount of 300 SA cents per Gold Fields Share in respect of the six months ended June 30, 2022, which dividend was paid on September 19, 2022.

Ratings

Gold Fields’ long-term credit ratings from Standard & Poor’s Rating Services (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”) are BBB- (Stable) and Baa3 (Stable), respectively.

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “BBB” rating assigned is the fourth highest rating of 10 major rating categories. A “BBB” rating indicates that the obligor has adequate capacity to meet its financial commitments but is more subject to adverse economic conditions. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category.

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Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “Baa” rating is the fourth highest rating of nine rating categories. Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term ratings, which indicate where the obligation ranks within its generic rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Ratings are intended to provide investors with an independent view of credit quality. They are not a recommendation to buy, sell or hold securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Investors cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future. Each rating should be evaluated independently of any other rating.

Gold Fields pays an annual fee to S&P and Moody’s for the provision of a credit rating.

S&P identified the following factors or considerations as giving rise to unusual risks associated with the credit ratings of Gold Fields:

•	mining is viewed as a “moderately high-risk” industry under S&P’s evaluation criteria given the industry’s “high” cyclicality and “intermediate” competitive position and therefore particular emphasis is placed on operating efficiency, concentration in a specific high-risk jurisdiction and product diversity;

•	high cyclicality results from both demand volume and pricing volatility given that the demand for metals and bulk commodities arises primarily from industries that produce discretionary consumer and capital goods which tend to demonstrate significant cyclicality;

•	medium risk arising from effectiveness of barriers to entry—the main barrier to entry in the mining industry is the increasing scarcity of reserves, followed by the high capital intensity but the technological knowledge required to build mines, smelters and accompanying infrastructure is generally available; and

•	medium risk arising from level and trend of profit margins given that profit margins are expected to continue to fluctuate with economic and commodity cycles. Generally, operating margins are under moderate competitive pressure due to the fragmented nature of the industry, competition is largely based on price, there is a high degree of operating risk from hazards and natural disasters and regulation and high taxation in many countries.

S&P released a bulletin pertaining to Gold Fields on May 31, 2022 following the announcement of the Arrangement. There was no rating action as the rating previously assigned in April 2022 was maintained. Gold Fields was not placed under review.

Moody’s identified the following factors or considerations as giving rise to unusual risks associated with the credit ratings of Gold Fields:

•	the mining industry is characterised by cyclicality and high earnings volatility as well as supply and demand for specific commodities, global economic growth levels and expectations, particularly for China which generally accounts for at least half of the global production and consumption of a number of base and precious metals;

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•	industrial production levels drive cyclical demand and price volatility and trading activity also has a meaningful impact on price volatility;

•	the mining industry is capital-intensive and the depletion of ore bodies and changes in ore grades over the life of a mine require relatively steady reinvestment in mine development and expansion for companies to sustain and increase production; and

•	prices for base metals, precious metals, coal, iron ore and other metals move independently, reflecting different fundamental drivers—for example, gold prices are typically impacted by geopolitical risk, investment demand and sentiment towards inflation as well as other economic factors.

Moody’s released an issuer in-depth report pertaining to Gold Fields on June 1, 2022 following the announcement of the Transaction. There was no rating action as the rating previously assigned in April 2022 was maintained. Gold Fields was not placed under review.

Consolidated Capitalization

Except as otherwise described herein, there have been no material changes in the share and debt capital of Gold Fields on a consolidated basis since June 30, 2022, the date of Gold Fields’ most recently filed consolidated financial statements. See “Schedule IV—2022 H1 Report for the Six Months ended June 30, 2022” containing, among other things, the Gold Fields’ unaudited condensed consolidated interim financial statements for the six months ended June 30, 2022 and accompanying management’s discussion and analysis, for additional information with respect to Gold Fields’ consolidated capitalization.

Interests of Management and Others in Material Transactions

Within the three most recently completed financial years or during the current financial year, to the knowledge of Gold Fields’ directors after reasonably inquiry, no director or executive officer of Gold Fields, or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of Gold Fields’ outstanding voting securities, or any associate or affiliate of any of the foregoing, had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect Gold Fields or a subsidiary of Gold Fields.

Indebtedness of Directors and Executive Officers

As at the date of this Supplement, no executive officer, director, employee or former executive officer, director or employee of Gold Fields or any of its subsidiaries is indebted to Gold Fields, or any of its subsidiaries. No person who is, or at any time during the most recently completed financial year was, a director or executive officer of Gold Fields, a proposed nominee for election as a director of Gold Fields or any associate of any one of the foregoing persons is, or at any time since the beginning of the most recently completed financial year has been, indebted to Gold Fields or any of its subsidiaries. Neither Gold Fields nor any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals to any other entity.

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Outstanding Securities Data

As of September 30, 2022, Gold Fields has the following securities outstanding:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered	Authorised		Issued and Outstanding as of September 30, 2022	Available for Issue
Gold Fields Shares of no par value each	GFI	JSE	2,000,000,000		891,377,583	1,108,622,417
Gold Fields ADSs, each representing one Gold Fields Share	GFI	NYSE	-	(2)	264,244,554	-	(2)
Gold Fields Shares of no par value each	-	NYSE(1)	-	(2)	264,244,554	-	(2)

Notes:

(1)	Not for trading, but only in connection with the registration of the Gold Fields ADSs pursuant to the requirements of the SEC.
(2)	The “authorised” and “available for issue” capital of the Gold Fields Shares comprises the Gold Fields ADSs.

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Summary Overview of Mining Operations

Gold Fields has nine producing mines located in South Africa, Ghana, Australia and Peru, as well as an open pit mine it is developing in in the Atacama region of northern Chile. Gold Fields conducts underground and surface mining operations at St. Ives, underground-only operations at Agnew, Granny Smith and South Deep and surface-only open pit mining at Damang, Tarkwa, Cerro Corona and, through its 45% stake in the Asanko JV, Asanko. Some processing of surface rock dump material occurs at Damang, while some tailings material is processed at South Deep to assist with the supply of backfill material for underground placement and scope support. Material processed intermittently, and as prescribed by a processing schedule, from production stockpiles occurs at Tarkwa, Agnew, Granny Smith, Gruyere, and St. Ives.

The following graphic sets out the geographical distribution of Gold Fields’ mining properties.

The following table sets out the aggregate production of Gold Fields’ mining operations for the years ended December 31, 2021, 2020 and 2019. All production numbers are presented as attributable.

	Year ended December 31,
	2021	2020	2019
Gold production (koz)	2,196 koz	2,117 koz	2,025 koz
Copper production (kt)	26 kt	25 kt	31 kt

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The following table sets out an overview of Gold Fields’ operative mining areas, as of December 31, 2021.

	Size (hectares)	Attributable Ownership	Operator	Stage	Mine Type	Commodity	Mineralisation Style
South Africa
South Deep	4,268	90.495%	Gold Fields	Production	Underground	Gold	Paleoplacer
Ghana
Tarkwa	19,866	90%	Gold Fields	Production	Open pit and stockpile	Gold	Paleoplacer
Damang	24,265	90%	Gold Fields	Production	Open pit and stockpile	Gold	Hydrothermal
Asanko	47,600	45% JV (Galiano: 45%; Government of Ghana: 10%)	Galiano	Production	Open pit and stockpile	Gold	Birimian shear hosted
Australia
St. Ives	299,186	100%	Gold Fields	Production	Underground, open pit and stockpile	Gold	Archaean shear hosted orogenic
Agnew	72,542	100%	Gold Fields	Production	Underground	Gold	Archaean shear hosted orogenic
Granny Smith	92,397	100%	Gold Fields	Production	Underground	Gold	Archaean shear hosted orogenic
Gruyere	142,092	50% JV (50% Gold Road)	Gold Fields	Production	Open pit and stockpile	Gold	Archaean shear hosted orogenic
Peru
Cerro Corona	6,265	99.53%	Gold Fields	Production	Open pit and stockpile	Gold; Copper	Porphyry
Chile
Salares Norte	97,200	100%	Gold Fields	Development	Open pit	Gold; Silver	Epithermal

Gold Fields leases its corporate headquarters in Sandton, Johannesburg, South Africa.

According to the MPRDA, the mineral resources of South Africa belong to the nation and to the state (as custodian of the nation’s resources, which is entitled to grant prospecting and mining rights). The MPRDA provides a statutory right of access for the mining right holder to the mining area for the purposes of conducting mining operations and does not require the holder to own the land on which it conducts operations. Once a mining right is granted, a landowner cannot refuse a lawful mining right holder the right to conduct its mining operations. In addition, the landowner is not entitled to compensation from the mining right holder for the use of the land for mining operations conducted in terms of the MPRDA. In May 2010, the South African Department of Mineral Resources and Energy (“DMRE”) approved the conversion of the South Deep old order mining right into a new order mining right. Included in this approval was an additional area called Uncle Harry’s which is contiguous to South Deep. The durations of the South Deep and Uncle Harry’s mining rights are both 30 years, with a reasonable expectation of right of renewal.

Gold Fields owns most of the properties in respect of its South African mining operation, and where it does not own such property, it does so in accordance with applicable mining and property laws. In addition, Gold Fields owns prospecting and surface rights contiguous to its operations in South Africa. As required under the MPRDA, Gold Fields has registered its surface rights utilised for mining purposes. Gold Fields has received prospecting rights on properties which it has identified as being able to contribute, now or in the future, to its business and will apply to convert those prospecting rights to mining rights under the MPRDA, when appropriate. See “Risk Factors—Legal, regulatory and compliance risk factors – Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute—South Africa”.

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Gold Fields’ West Africa operations comprise three legally registered entities, holding the Tarkwa mine (Gold Fields Ghana), the Damang mine (Abosso Goldfields) and a 45% stake in the Asanko JV, which holds a 100% interest in the Asanko gold mine and its associated properties and exploration rights in Ghana. Pursuant to the joint venture, Galiano Gold Inc., formerly Asanko Gold Inc. (“Galiano”), holds a 45% interest in the Asanko JV and the Ghanaian government holds 10% of the Asanko JV as a free carried interest. Gold Fields Ghana obtained the mining rights for the Tarkwa property from the government of Ghana in 1993. In August 2000, with the consent of the government of Ghana, Gold Fields Ghana was assigned the mining rights for the northern portion of the Teberebie property. The Tarkwa rights expire in 2027 and the Minister of Lands and Natural Resources has approved the extension of the Teberebie leases to 2036. Abosso Goldfields holds the right to mine at the Damang property under the Damang and Lima South mining leases from the government of Ghana. The Damang lease expires in 2025. The Lima South lease, which expired in 2017 has been extended for another ten years by the Minister of Lands and Natural Resources on the recommendation of the Ghanaian Minerals Commission (the “Minerals Commission”). Gold Fields has a reasonable expectation that the Tarkwa and Damang leases can be extended to extract planned and future defined Reserves.

Gold Fields and the Asanko JV may respectively exploit all surface and underground gold at all three sites until the rights expire, provided that Gold Fields pays the government of Ghana a quarterly royalty. See “Environmental and Regulatory Matters—Ghana—Mineral Rights”.

In Western Australia, land that is the subject of mining rights is leased from the state. West Australian mining leases have an initial term of 21 years with one automatic 21-year renewal period and thereafter an indefinite number of 21-year renewals with government approval. In relation to gold produced from the mining leases at St. Ives, Agnew, Gruyere and Granny Smith, Gold Fields pays an annual royalty to the state of 2.5% of revenue. Pursuant to its joint venture with Gold Road Resources Limited (“Gold Road”), Gold Fields holds a 100% interest (through its subsidiary) in Gruyere Mining Company Pty Limited, which has a 50% interest in Gruyere. Gold Road also holds a 50% interest in Gruyere. Gruyere’s first gold was poured in 2019.

In Peru, exploration and extraction activities can only be performed in duly authorised areas. Authorisation is granted by the Peruvian government when a mining concession is issued. Mining concessions expire if the titleholder does not exploit the concessions for a period of 15 years, unless the titleholder demonstrates to the authorities that this was through no fault of its own, in which case the authorities may allow the titleholder to begin to exploit the concession within the next five years that follow. The titleholder must comply with specific obligations, such as paying annual fees of US$3.00 per hectare, meeting minimum investment requirements, paying a monthly royalty according to the value of the produced concentrates and other requirements. See “Environmental and Regulatory Matters—Peru—Concessions—Mining Concessions”.

In Chile, the Salares Norte project is under construction with all necessary permits in place. The environmental permit requires the protection and relocation of the endangered short-tailed chinchilla. The rescue and relocation plan commenced during October 2020, with the capture and relocation of four chinchillas. Two of the four chinchilla did not survive, whilst two relocated successfully. The environmental regulator (“SMA”) issued a suspension notice for the rescue and relocation plan. In December 2021 the SMA began sanction proceedings against the Salares Norte project due to infringements in the relocation process. A compliance programme was submitted to the SMA in response to sanction proceedings.

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Material Operating Properties

The following is a description of certain properties and interests which are currently held by Gold Fields which are material or otherwise significant to Gold Fields. Scientific and technical information set out below relating to each of the South Deep, Tarkwa, St. Ives, Granny Smith, Cerro Corona and Gruyere mines and the Salares Norte project is based on information contained in the applicable NI 43-101 technical report for such property referred to under “Presentation of Financial and Other Information – Scientific and Technical Information” in this Supplement. Each such report was prepared by or under the supervision of Dr. Julian Verbeek, FAusIMM, Vice President Geology and Mineral Resources of Gold Fields, and Richard Butcher, FAusIMM, formerly the Chief Technical Officer of Gold Fields, each of whom is a “qualified person” for the purposes of NI 43-101. Such reports are filed under Gold Fields’ issuer profile on SEDAR at www.sedar.com. Scientific and technical information set out below relating to each of the Damang and Agnew mines is based upon other information prepared by or under the supervision of Dr. Verbeek and Mr. Butcher; scientific and technical information set out below relating to the Asanko mine is based upon other information prepared by or under the supervision of a “qualified person” for the purposes of NI 43-101.

The tables in the description of each property below (other than the Asanko mine) setting out the attributable Mineral Reserves and Mineral Resources in excess of Reserves for each such property are consistent with Gold Fields’ disclosure in its annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC, and accordingly they include both Mineral Reserves and Mineral Resources and Mineral Resources in excess of Reserves as at December 31, 2021, and Mineral Reserves only as at December 31, 2020. No information regarding Mineral Resources in excess of Reserves as at December 31, 2020 is included in such tables because Gold Fields first disclosed such data pursuant to §1300 of Regulation S-K of the U.S. Securities Act in respect of its 2021 fiscal year. Unless otherwise indicated below, all information set out in this section is stated as of December 31, 2021.

South African Operations

Gold Fields’ South African region consists solely of the South Deep gold mine.

South Deep Mine

Project Description, Location and Access

The following graphic illustrates the location of the South Deep operations, including tenements, administrative buildings and plants.

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South Deep is situated 45 km southwest of Johannesburg, in the Gauteng Province of South Africa, accessible via the N12 provincial road between Johannesburg and Potchefstroom. South Deep has recalibrated its operating model via an organisational restructuring and reset the production ramp-up schedule, which is expected to result in an initial steady state production profile being achieved in approximately five years. South Deep uses trackless mechanised bulk mining methods comprising an array of techniques and mobile machines to achieve the most efficient extraction system for any given area in the ore body. South Deep converted its old order mining right to new order mining rights in July 2010, as required by the Mineral and Petroleum Resources Development Act 28 of 2002, as amended (“MPRDA”). Under the new order mining rights, South Deep operates under a mining lease with a total area of approximately 4,268 hectares.

South Deep is divided into three principal areas, comprising:

•	the “Current Mine” area, which is characterised by selective mining methods scattered over a large area and is accessed from four active levels from both the South Shaft and Twin Shaft complexes;

•	the “North of Wrench” area, which is directly south and down dip of the “Current Mine”, and comprises six mining corridors separated by regional pillars. A bulk mining and less selective mining method is applied in this area, resulting in a higher resource to reserve conversion ratio; and

•	the “South of Wrench” area, which is situated south and down dip of “North of Wrench” separated by a major up-dipping Wrench Fault from South of Wrench, will be mined in the same manner as the latter.

South Deep’s total Reserve base comprises 3% located in Current Mine, 25% in North of Wrench and 71% in South of Wrench.

South Deep converted its old order mining right to a new order mining right on July 13, 2010 as required by the MPRDA. The new order mining right is valid for a period of 30 years to July 13, 2040. The Qualified Person is of the opinion that the mining rights will be extended to the end of the life of mine (“LoM”) Mineral Reserve.

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The MPRDA vests the right to prospect and mine in the Republic of South Africa.

All permitting and licensing requirements to start a mining operation, including but not limited to issues of title, heritage, local disturbance, clearing, environmental, power and water extraction/disposal permitting, follow well-established legal and effective state/mine authorisation protocols with the relevant state authorities.

Operational Infrastructure

South Deep Twin Shafts are the main access to the LoM Reserve with shaft sinking and underground development commenced in the early 1990s. The surface infrastructure dates to around the early 1990’s. South Deep has progressed with international mining industry mechanisation and modernisation. South Deep has an annual major and critical item condition survey to focus reliability and minimise down time. South Deep has a comprehensive maintenance strategy that includes regular underground development, equipment refurbishment or replacement. South Deep mine design and scheduling includes sustainable capital to support the remaining 80 year LoM Reserve.

The underground workings are accessed from the surface through two shaft systems: (i) the Twin Shaft complex (main and ventilation shafts), of which the main shaft comprises a single-drop to 110A level at a depth of 2,998 m and the ventilation shaft to 110 level at a depth of 2,947 m, and (ii) the South Shaft complex, which is a sub-vertical system to 95A level at a depth of 2,786 m. South Deep’s workings are at a significant depth and therefore require comprehensive ground support mechanisms to mitigate the risk of production interruptions from potential seismicity, backfilling to support mined out voids and major cooling infrastructure. The South Deep has access to the national electricity grid, regional water and road infrastructure and is located near regional urban centres where it can obtain needed supplies and services. South Deep is in the heart of the South African gold mining infrastructure network with well-established road access.

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South Deep also holds freehold title to almost all its mining right where South Deep conducts surface operations on land it does not own, in accordance with applicable mining and property laws. In addition, South Deep owns prospecting and surface rights contiguous to its operations. As required under the MPRDA, South Deep has registered its surface rights utilized for mining purposes.

Additionally, South Deep has received prospecting rights on properties which it has identified as being able to contribute now or in the future to its business and will apply to convert those prospecting rights to mining rights under the MPRDA, when appropriate. These rights include the Fochville East, Kalbasfontein, WA4 and Wildebeestkuil prospecting rights. The Qualified Person is of the opinion that the prospecting rights will not be executed in the foreseeable future. Exploration is expected to be conducted from underground access only.

History

The current South Deep operations derive from the Barrick-Western Areas joint venture, which Gold Fields acquired in a series of transactions in the second half of 2007. The Barrick-Western Areas joint venture was renamed the South Deep joint venture (“South Deep JV”). In 2011, Newshelf 899 (Pty) Ltd (“Newshelf”) was established as the holding company of the South Deep JV. Newshelf is a 90% subsidiary of Gold Fields and the remaining 10% is held by outside shareholders as part of the black economic empowerment transaction. The current LoM of South Deep extends to 2101. The Attributable value is 90.495% for the 2021 Mineral Reserve and Mineral Resource.

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Historic Diamond Drilling

South Deep	Unit	2021	2020	2019	2018
Diamond Drilling	Metres	3,117	2,918	3,700	1,775

The diamond drilling has been geologically assessed, the results have been incorporated in Mineral Resource models.

Geological Setting, Mineralisation and Deposit Types

South Deep exploits a unique orebody that lies at the north-western edge of the geologically world-renowned Archean Witwatersrand Basin, in a well-established mining area with a circa 140-year history of gold mining known as the West Rand Goldfield. The Witwatersrand Basin comprises argillaceous and arenaceous sedimentary rocks of up to 6 km in vertical thickness and extending laterally for some 300 km east-northeast and 150 km south-southeast within the Kaapvaal Craton. The sedimentary rocks generally dip at shallow angles towards the centre of the basin, though locally this may vary. The basin sediments outcrop to the south of Johannesburg, but further to the west, south and east the sediments are overlain by up to 4 km of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin sediments are between 2,700 Ma and 3,100 Ma in age.

The South Deep mining right area or property is underlain by outliers of Karoo Supergroup shales and sandstones, followed by the Pretoria Group sediments and the Malmani Dolomites of the Chuniespoort Group. The Chuniespoort Group overlies the Ventersdorp lavas of Klipriviersberg Group, which in turn are underlain by the Central Rand Group that hosts the gold-bearing conglomerates or reefs exploited by South Deep, specifically the Ventersdorp Contact Reef (“VCR”) and the Upper Elsburg formation conglomerates.

Fault movement resulting in topographic uplift would have impacted surface drainage patterns and repeatedly re-energised related sedimentological deposition systems, to ultimately generate the stacked conglomerate units with varying amounts of interstitial and inter-bedded quartzites, that now comprise the Upper Elsburg orebody package. South Deep is mining the youngest reefs within its geological sub basin, with the oldest reef being mined at Doornkop to the north, with the reefs becoming progressively younger to the south, toward South Deep. Production at South Deep is currently derived from the Upper Elsburg Reefs. In general terms, the Upper Elsburg succession represents an easterly prograding sedimentary sequence, with the Massives containing higher gold grades and showing more proximal sedimentological attributes in the eastern sector of the mining authorisation than the underlying individuals. The sedimentary parameters of the Upper Elsburg reef units influence the overall tenor of the reefs with gold grade displaying a gradual, general decrease toward the east, away from the sub crop.

Gold mineralisation in the Witwatersrand Basin occurs within uraniferous quartz pebble conglomerate horizons, termed reefs. These reefs occur within seven separate goldfields located along the eastern, northern, and western margins of the basin known as the Evander, East Rand, Central Rand, West Rand, Far West Rand, Klerksdorp and Free State Goldfields respectively. Typically, within each goldfield there are one or two major reef units present, which may be overlain by one or more secondary reef units. As a result of geological faulting and other primary controls on mineralisation, the goldfields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than 2 m in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits which formed along the flanks of alluvial fan systems around the edge of what was effectively an ancient inland sea.

All major reef units are developed above geological unconformity surfaces. The angle of unconformity is typically greatest near the basin margin and decreases toward more distal areas. Complex patterns of syn-depositional faulting have caused variations in sediment thickness within the basin. Sub-vertical to over-folded reef structures are a characteristic of basin margin features within certain areas.

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The gold is deemed primarily of detrital origin, deposited syngenetically with the conglomerates. Although the gold generally occurs in native form and is usually associated with pyrite and carbon, most of it has been subsequently modified and remobilized on a very local scale, typically less than a metre, by secondary hydrothermal processes.

South Deep lies at the north-western edge of the Archean Witwatersrand Basin of South Africa within the West Rand Goldfield. Gold mineralisation occurs within uraniferous quartz pebble conglomerate horizons, termed reefs. The reefs are generally less than 2 m in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits which formed along the flanks of alluvial fan systems or deltas. All major reef units are developed above stratigraphic unconformity surfaces.

The Upper Elsburg formation conglomerates constitute the target economic horizon at South Deep and constitute 100% of the South Deep Mineral Reserve ounces. The Upper Elsburg conglomerates sub crop or truncate below the VCR in a north-north-west trend and are anomalous with respect to the other Witwatersrand reefs as they comprise multiple stacked reef horizons forming an easterly-divergent massive clastic wedge which attains a maximum thickness of approximately 120 m to 130 m in the vicinity of the eastern boundary of the mining right area. In the western half of the South Deep mining right, the VCR occurs as a single reef horizon that overlies the Turffontein Subgroup and is covered by the Ventersdorp lavas and the VCR contributes to the Mineral Resource only at this juncture.

Exploration

The property’s Mineral Resource base comprises less than 10% Inferred Mineral Resource material and is predominantly classified as Indicated Mineral Resource with Measured Mineral Resource material constrained to areas covered by close spaced mine definition drilling. Given South Deep is a well-established production stage property, albeit still in the production ramp-up phase to full steady state production, with a significant Mineral Resource and Mineral Reserve base, it does not have exploration targets to disclose. South Deep’s focus going forward is on resource development pivotal on phased underground drilling programs integrated with 3D seismic and geological modelling to drive continuous improvement in the resource estimation that is the foundation for the LoM design and scheduling.

Drilling

Underground long-inclined borehole (“LIB”) drilling is routinely undertaken at South Deep targeting future mining areas. This is supplemented by grade control drilling, termed ‘mine definition drilling’ at site, prior to stoping. South Deep does not have actual exploration targets to report in the technical sense but the LIB drilling, designed for resource definition, is classed as exploration drilling in this instance. No surface drilling has been carried out since 2013. All geological drilling is by means of diamond drilling (“DD”) with full core extraction. Bit size is BX with an inner diameter of 42 mm and an outer diameter of 60 mm.

The mine’s drilling strategy and standard operating procedure aims to profile the appropriate resource confidence level to support and de-risk the short, medium and long-term mine design and schedules.

Sampling, Analysis and Data Verification

All borehole lengths are corrected to reflect the true hole length for 2D plots and interpretations. Collars are surveyed and validated against survey voids prior to sampling. If the geometry of the mineralisation with respect to the drillhole angle is known, its nature is reported. Sample lengths are between 0.5 m to 1.0 m for underground boreholes, and 150 mm to 300 mm for surface boreholes honouring the stratigraphic boundaries.

Most samples are assayed by the SGS laboratory in Randfontein (accreditation number T0265 and registration number 1996/001447/07) and Mintek (accreditation number T0042 and registration number (N/A – State-owned enterprise) is used as an umpire laboratory. The umpire laboratory is used to give independent verification of the primary laboratory’s results.

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Samples sent to the SGS laboratories are analysed by the following methods. Gold (g/t) is determined by fire assay (“FA”) with an atomic absorption finish (FAA303) and for low level (ppb) Au (FAI515). Uranium or U3O8 (ppm) is determined by pressed pellet with an X-ray fluorescence finish.

The execution of the various mine drilling programs has been completed to industry leading practice and is aligned with numerous international standards. The process consists of procedures, audits and sign-off documents for all key elements that input into the generation of a Mineral Resource model to ensure technical assurance and full compliance. The key components of the geological data acquisition framework include.

Mineral Processing and Metallurgical Testing

The current South Deep gold plant was commissioned in 2002 in line with the decommissioning of the previous South Shaft plant. The present plant was further upgraded in 2012, with the addition of a second ball mill, to supplement the existing milling circuit, along with additional gravity concentrators and leach tanks, increasing nameplate capacity to approximately 4 Mt per annum. The plant’s milling circuit operates on an ad-hoc campaign basis and below nameplate capacity, dependent on the supply rate of crushed underground ore.

In addition to processing ore mined underground, the process plant is currently re-treating tailings material from the decommissioned TSF 1 and TSF 2 associated with the original process plant at South Shaft, with the main purpose of ensuring a consistent source of plant tailings for underground mine hydraulic backfill to provide ground support for the mined voids. However, although gold is recovered as a by-product of the backfill process from a dedicated CIL circuit these tailings are not included as Mineral Reserves, and therefore discussion of associated metallurgical testing and performance in this section is not included.

Metallurgical performance estimations for the Mineral Reserve LoM forecasting are based entirely on actual performance of the current process plant. Relatively recent (2011, 2012 and 2017) testwork has been undertaken for the purposes of supporting these plant performance estimations.

Attributable Mineral Reserves and Mineral Resources in excess of Reserves

The following table sets out the Mineral Reserves and Mineral Resources of the South Deep gold mine as at the end of each of the years indicated that are attributable to Gold Fields.

	Year ended December 31,
	2021			2020
	Tonnes (million)	Grade (g/t)	Gold (Moz)	Tonnes (million)	Grade (g/t)	Gold (Moz)	% Change(3)
Reserves(1)
Proved Reserves	14.1	5.4	2.4	14.6	5.8	2.7	-9
Probable Reserves	168.3	4.9	26.7	171.6	5.2	28.8	-7
Total Reserves	182.4	5.0	29.1	186.2	5.3	31.5	-8
Resources(2)
Measured Resources	59.7	1.9	3.6	—	—	—	—
Indicated Resources	69.5	6.5	14.6	—	—	—	—
Inferred Resources	20.4	9.1	6.0	—	—	—	—
Total Measured and Indicated Resources	129.2	4.4	18.2	—	—	—	—

Notes:

(1)	For the year ended December 31, 2021, the average reserve cut-off grades were 4.0 g/t to 4.4 g/t and metallurgical recovery was 96.5%.

(2)	For the year ended December 31, 2021, the average resource cut-off grades were 3.4 g/t to 4.6 g/t and metallurgical recovery was 96.5%.

(3)	Reduction in Reserves is attributed to changes in resource modelling techniques in combination with increased cut off grades due to increased mining and processing costs and depletion.

(4)	The effective date of the current Mineral Resource and Mineral Reserve estimates is December 31, 2021.

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Mining Operations

The Current Mine area presently serves as a de-stress horizon for the application of mechanised mining methods in the form of drifts, benches and long-hole stoping (“LHS”) to extract the remaining massive reefs above and below these tabular horizons. The infrastructure previously developed for conventional mining supports the mechanised mining being applied in the area.

The North of Wrench area is largely unmined and employs a different method specifically designed for efficient massive extraction of the orebody. Mechanised horizontal de-stress similar to room and pillar mining constitutes the de-stress cut, after which the cut forms the platform for LHS to extract the massive targets above the cut. These cuts are stacked on top of each other at vertical distances of 20 m. The area consists of six independent corridors within which the method is applied. The North of Wrench volume contribution increases year-on-year as the remaining Mineral Reserves in Current Mine is depleted.

The South of Wrench mining method will be similar to the North of Wrench (horizontal de-stress and LHS). Access to the South of Wrench west and east blocks will require significant capital infrastructure development.

Processing and Recovery Operations

The South Deep processing facility is designed to treat 330,000 tonnes of ore per month (circa 4 Mt per annum name plate) and currently treats a combination of underground ore and reclaimed tailings.

The plant incorporates a semi-autogenous grinding (“SAG”)/ball mill circuit with gravity recovery, thickening, leaching, carbon-in-pulp (“CIP”), elution and electrowinning technology.

Run of mine treatment – The primary SAG mill is closed with a pebble cone crusher, and the secondary milling is carried out in two ball mills closed with hydrocyclones.

The two ball mills are independent from each other allowing the plant to still operate at 220,000 t/month if either one of the ball mills is offline. The ball mills are in a closed circuit with a cyclone cluster with two Knelson concentrators for gravity recovery in each circuit. Concentrate from the Knelson concentrators reports to the smelt house where it is further upgraded using a Gemini Table and/or Gekko® InLine Leach Reactor (“ILR”). Currently approximately 25% to 40% of the gold is recovered through the gravity circuit, with the new ILR being successfully commissioned in 2021.

Tailings Retreat – Three leach tanks were converted to carbon-in-leach (“CIL”) contactors to facilitate recovery of tailings from the dormant TSFs. Hydraulically re-mined material is screened, thickened and leached in the three CIL contactors which are retrofitted leach tanks of 2,800 m3 capacity (Figure 17.2). The CIL tail is combined with the underground ore CIP tail and pumped to the backfill plant situated at the South Shaft complex or to the Doornpoort TSF. Carbon from the CIL circuit is periodically stripped in the existing elution facility. Sampling of the CIL circuit for metal accounting purposes is carried out using automated samplers. The retreatment of tailings also ensures sufficient tailings are available for backfill production.

The re-mining section has been set up to treat a maximum of 150,000 t/month using hydraulic mining with the re-pulped product screened to remove any coarse particles prior to being pumped to the process plant. At the plant, the material is screened using two linear screens and then thickened prior to being pumped to the leach section. The head grade of the TSF material averages approximately 0.22 g/t Au with a recovery of approximately 46%.

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Infrastructure, Permitting and Compliance Activities

The major components of the South Deep mining and processing operation are:

•	The operating South Deep underground mine accessed by two shaft complexes (Twin Shaft and South Shaft).

•	Ore handling facilities.

•	A CIP process plant with a name plate capacity of 4.0 Mt per annum, however, the full capacity is not required for the LoM Mineral Reserve.

•	TSF.

•	Tailings retreatment section with thickener and dedicated CIL circuit.

•	Refrigeration and ventilation facilities.

•	Equipment maintenance workshops.

•	Backfill facilities.

•	General infrastructure for organisational requirements.

•	Administration centres.

•	Training facilities.

•	Health facilities.

•	Residential accommodation with amenities.

South Deep converted its mining right (old order) to new order mining rights in July 2010, as required by the MPRDA. The new order mining right was granted for the mining area totalling 4,268 hectares for a period of 30 years with the option to renew. Key permits that support the mining are in place, these include Water Use Licence, Environmental Management Plan (“EMP”), Air Emissions Licence, Explosives Permit, National Nuclear Regulator Certificate as well as Environmental Authorisation for the Solar Plant.

Capital and Operating Costs and Economic Analysis

Major budgeted capital cost items for the December 31, 2021 Mineral Reserve LoM plan include mining development, infrastructure (shafts and plant) upgrades, production fleet together with Environmental, Social and Governance expenditure aligned with net zero carbon by 2050. A 5% capital contingency is carried from 2024 in the LoM to the end to the value of $213 million.

Exploration, Development, and Production

South Deep is a deep-level underground bulk mechanised mine exploiting the shallow dipping Upper Elsburg clastic wedge, rendering it unique in its pioneering mining methods, using an owner mining workforce. Mineral Reserves are accessed through de-stress and shadow development cuts to manage rock stress and seismic activity. A number of selective mining methods, including drifts and benches, are employed but LHS with paste fill is the primary bulk mining method. Mining method and extraction sequencing has evolved through various stages in recent years and optimisation is ongoing.

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The South Deep mine is accessed from the surface through the Twin Shaft complex and the South Shaft complex. The South Deep mine is divided into three main areas: the Current Mine, North of Wrench and South of Wrench.

The Mineral Resource base is predominantly classified as measured and indicated, with approximately 25% in the Inferred category. With the surface drilling exploration program completed by Gold Fields in 2013 and subsequently integrated with the results of the 3D seismic survey undertaken in 2004, drilling is now focused on resource development and mine definition as opposed to brownfield exploration. Reprocessing of the 3D seismic data was undertaken in 2020-2021 and is being incorporated into ongoing resource model updates. In time, it will be integrated with the ongoing LIB drilling program focused on the South of Wrench area to further enhance orebody confidence. The LIB program is being conducted in two phases with the aim of constraining the area to a 300 m grid. The first phase is targeting the Wrench Fault and 300 m beyond the fault with expected completion circa 2025. The second phase will follow to the south of Phase 1 also targeting completion of a 300 m drillhole grid. Two DD rigs are currently deployed targeting the western and eastern extents of the South of Wrench area. Drilled LIB metres for 2021 were 3,117 m with a plan for 5,000 m in 2022.

The mine’s drilling strategy and standard operating procedure aims to profile the appropriate resource confidence level to support and de-risk the short, medium and long-term mine design and schedules. Three distinct drilling programs are employed, namely:

•	Resource definition drilling provides information for medium-term planning and design refinement, and is based on a 60 m to 120 m grid, up to 300 m ahead of the advancing faces. The drilling is conducted from footwall infrastructure and executed ahead of the advancing de-stress cut mining front.

•	The LIB drilling attains a 300 m grid, up to 1,000 m ahead of the de-stress mining front. This drilling provides additional data for structural definition, stratigraphic modelling, facies determination and assaying for grade estimation in support of LoM planning.

•	Infill grade control drilling, termed “mine definition drilling” on-site, is the final phase of drilling and data acquisition prior to stoping. Underground channel sampling is not undertaken because of safety, access, logistical constraints and spatial control due to the massive nature of the orebody. The drilling program provides the infill drilling to the existing Mineral Resources definition drill grid to achieve an approximate 30 m x 30 m coverage to support final production planning and LHS. The data generated is used for local scale facies determination, structural definition, stratigraphic modelling, assaying for resource estimation and detailed stope design. Cover drilling is conducted simultaneously which comprises a series of low inclined cover holes (-30° inclination) from within the de-stress cut to enhance detail on geological structure. Up to four holes are drilled per corridor up to a depth of 100 m ahead of the advancing cut, and will facilitate a series of in-hole geophysical surveys for increased geological confidence, and for geotechnical modelling and domaining purposes.

Due to its depth, seismicity remains a constraint and a key consideration in mine design and execution. The medium and longer-term control programs are designed to manage the risk and enhancements, including face support pre-conditioning, improved pillar design, layout protocols and extraction sequencing, are all proving to be effective.

South Deep’s production ramp-up plan is based on increased stoping output from mechanised de-stress areas, together with continuous improvements in equipment productivities. In 2020 and 2021, the mine demonstrated that the productivity rates embedded in the LoM plan are achievable and good progress was made with developing the infrastructure for the new de-stress cuts.

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West Africa Operations

The West Africa operations comprise the Tarkwa, Damang and the Asanko (through the Asanko JV) gold mines in Ghana. Gold Fields Ghana Limited (“Gold Fields Ghana”), which holds the interest in the Tarkwa mine, and Abosso Goldfields Limited (“Abosso Goldfields”), which owns the interest in the Damang mine, are 90% owned by Gold Fields and 10% by the Ghanaian government (as a free carried interest). Through its subsidiary, Gold Fields holds a 45% interest in the Asanko JV, which holds a 100% stake in Asanko (comprising Asanko and its associated properties and exploration rights in Ghana). Pursuant to the joint venture, Galiano holds 45% interest in the Asanko JV and the Ghanaian government holds 10% of the Asanko JV as a free carried interest.

Tarkwa Mine

Project Description, Location and Access

The following graphic illustrates the location of the Tarkwa mine operations, including tenements, administrative offices and plants.

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The Tarkwa mine is located in southwestern Ghana, about 300 km by road, west of Accra, the capital and 4 km west of the town of Tarkwa with good access roads and an established infrastructure. The Tarkwa mine consists of several open pit operations on the original Tarkwa property and the adjacent southern portion of the property, which was formerly referred to as the Teberebie property and was acquired by Gold Fields in August 2000. Mining is done by open pit using conventional drill and blast and truck and shovel methods using contractor mining. Gold Fields operates the mine with a conventional CIL plant, with a gyratory crusher feeding a SAG mill and ball mill. The Tarkwa mine operates under mining leases with a total area of approximately 19,866 hectares, the entirety of which are for surface operations, excluding the overlapping area between Tarkwa and Damang. Adjustments to the licensed area are the result of the cadastral system revisions.

Under the Constitution of Ghana, the ownership of all minerals in their natural state in Ghana is in the Republic of Ghana, and all minerals are vested in the President on behalf of and in trust for the people. Under Ghanaian law, neither a landowner nor any other person may search for minerals or mine on any land without having been granted a mineral right by the Minister responsible for mines. In addition, under Ghanaian law, mining leases are subject to the ratification of Parliament. The Minerals Commission, the statutory corporation overseeing the mining operations on behalf of the Government of Ghana, has confirmed that the Tarkwa mining leases have been ratified by Parliament.

The Minerals and Mining Law 1986 (as amended) (“PNDCL 153”) under which the mineral rights to Gold Fields Ghana were granted has been repealed and replaced by the Minerals and Mining Act, 2006 (“Act 703”) which came into effect on March 31, 2006. However, Act 703 provides that leases, permits and licences granted or issued under the repealed laws will continue under those laws unless the Minister responsible for minerals provides otherwise by regulation. Therefore, unless and until such regulations are passed in respect of Gold Fields Ghana’s mineral rights, PNDCL 153 will continue to apply to Gold Fields Ghana’s current operations in Ghana. Act 703 further provides that even if a mineral right is made subject to its provisions shall not have the effect of increasing the holder’s costs or financial burden for a period of five years from Act 703 coming into effect.

Operational Infrastructure

Tarkwa open pit commenced in 1999 and included the 13.5 Mtpa CIL processing plant and modern surface infrastructure. Tarkwa has an annual major and critical item condition survey to focus reliability and minimise down time and a comprehensive maintenance strategy that includes regular equipment refurbishment or replacement. The Tarkwa mine design and scheduling includes sustainable capital to support the remaining LoM Reserve. Tarkwa has contractors that conduct mining operations and who are responsible for maintaining and modernising the mining fleet.

Gold Fields processes the ex-pit mined ores through a conventional gold recovery plant, that consists of two parallel crushing circuits (a single primary gyratory crusher and a separate gyratory/cone tertiary crushing circuit), both feeding a single SAG, ball mill and pebble crusher (“SABC”) grinding circuit, together with gravity and CIL gold recovery circuits. The current plant capacity is 13.5 Mtpa.

The Tarkwa mine completed its transition from the national grid to an independent power producer, Genser Energy, during 2018. Genser Energy commissioned the last of the units at its Tarkwa gas plant in February 2018 and now supplies 42MW of energy at Tarkwa, which accounts for 95% of its total electricity consumption, with additional capacity available as a back-up. The remaining 5% is supplied by GRIDCO/VRA. The Tarkwa mine has access to water, road and railway infrastructure, although rail service has been non-operational for many years. Most supplies are trucked in from either the nearest seaport, which is approximately 90 km away by road in Takoradi, or from Tema, near Accra, which is approximately 300 km away by road.

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Gold Fields Ghana holds all the surface rights upon which all primary infrastructure at Tarkwa gold mine is located.

History

Investment in large-scale mining in the Tarkwa area commenced in the last quarter of the nineteenth century. In 1993, Gold Fields of South Africa took over an area previously operated by the State Gold Mining Corporation ("SGMC”). SGMC had, in turn, acquired the property from private companies owned by European investors. Mining operations by Gold Fields commenced in 1997 following initial drilling, feasibility studies and project development (which included the removal of overburden and the resettlement of approximately 22,000 people). In 2018, Tarkwa reverted to a contractor mining model after a comprehensive trade-off analysis indicated cash flow and all-in-cost benefits.

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Historic Diamond Drilling

Tarkwa	Unit	2021	2020	2019	2018
Diamond Drilling	Metres	5,404	14,598	18,088	19,305

The diamond drilling has been geologically assessed, the results have been incorporated in Mineral Resource models.

Geological Setting, Mineralisation and Deposit Types

The Tarkwa orebodies are located within the Tarkwaian System, which forms a significant portion of the stratigraphy of the Ashanti Belt in southwest Ghana. The Ashanti Belt is a north-easterly striking, broadly synclinal structure made up of Lower Proterozoic sediments and volcanics underlain by metavolcanics and metasediments of the Birimian System. The Tarkwaian stratigraphy comprises a thick sequence of folded, faulted and metamorphosed sandstones, conglomerates and shales, indicative of deposition in a rift setting. Gold mineralisation is concentrated in conglomerate reefs and has some similarities to deposits in the Witwatersrand Basin in South Africa The contact between the Birimian and the Tarkwaian is commonly marked by zones of intense shearing and is host to a number of significant well-known shear-hosted gold deposits including Prestea, Bogoso and Obuasi.

The Tarkwaian System unconformably overlies the Birimian and is characterised by lower intensity metamorphism and the predominance of coarse grained, immature sedimentary units, which from oldest to youngest are:

•	Kawere Series (250 m to 700 m) – poorly sorted, polymictic conglomerates and quartzites with no significant mineralisation.

•	Banket Series – well sorted conglomerates and quartzites with clasts generally considered to be Birimian in origin and containing significant gold mineralisation including the Tarkwa orebodies. In the Pepe area, the Banket Series is approximately 32 m thick and at Kottraverchy up to 270 m thick.

•	Tarkwa Phyllite Series (120 m to 140 m) – fine grained chloritic siltstones, mudstones and schists with no significant mineralisation.

•	Huni Series (1,370 m) – fine grained massive quartzites with no significant mineralisation.

The local geology at Tarkwa is dominated by the Banket Series, which can be further sub-divided into a footwall and hangingwall barren quartzite, separated by a sequence of mineralised conglomerates and pebbly quartzites.

The stratigraphy of the individual quartzite units is well established with auriferous reefs interbedded with barren immature quartzites. The units thicken to the west and are laterally extensive throughout the deposit, but toward the source area in the east, the package thins and reworking of the lower conglomeratic horizons during periodic basin uplift has occurred. Palaeocurrent flow parameters indicate a sedimentological-fluvial flow from the east to southeast proximal to the source area.

Structurally, the Tarkwaian belt has been subject to moderate folding, and at least five episodes of deformation. The original deposition occurred in a district basin environment with associated low to steep angle normal faulting. Subsequent compression and folding led to the development of thrust faults and reversing of previous normal faults. The final stages involved further thrusting in a southwest direction.

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Exploration

Tarkwa is a well-established mining operation with a significant Mineral Resource and Mineral Reserve base supporting a 14-year LoM. Exploration activities are therefore not critical and are focused on discovery and resource development to support the exploration pipeline and LoM extension opportunities.

Exploration at Tarkwa is initially carried out by DD to produce continuous core through the sequence of mineralised reefs. Core is logged and halved with one half sent to the laboratory for assaying, and the other half retained for quality control and validation purposes. DD is initially carried out on a wide spaced grid of 200 m along strike and 100 m in the dip direction (400 by 200 m in some cases). This grid is then in-filled to a spacing of 100 by 100 m or 50 by 100 m and in some areas. Reverse circulation (“RC”) drilling may also be used for infill drilling. Core logging and sampling is carried out based on the recognition of geological boundaries and marker horizons. Additional information relating to procedures on drilling and sampling methods.

Drilling

Drilling at Tarkwa is completed by DD and RC methods. The DD drilling is primarily undertaken with HQ and NQ diameter core using a standard tube. PQ diameter core has also been used for metallurgical sampling purposes. The RC drillholes are primarily drilled with 5” to 5.5” diameter drill bits. Due to the relatively flat dip of the strata, the majority of DD and RC holes are drilled vertically but are occasionally inclined in more steeply dipping areas. Inclined DD holes are also drilled for geotechnical purposes.

DD is initially carried out on a wide-spaced grid of 200 m along strike and 100 m down dip (400 m x 200 m in some areas). This grid is infilled to a spacing of 100 m x 100 m or 50 m x 100 m. RC may be used for the infill drilling.

Sampling, Analysis and Data Verification

Samples are measured, marked, logged and determination of sample positions. The required sample depths are established ensuring that discrete lithologies are sampled separately where possible and sufficient sample is available for assay with a minimum 15 cm length for NQ diameter half core samples. A maximum of 25 cm to 30 cm half core samples are taken in ore zones. In the waste zones 30 cm to 50 cm half core samples are taken for 1 m above and below each ore zone. Prior to sampling, the core is cut in half along split lines using a diamond blade core saw. The split line connects all the low node points of the average apparent dip. The core is cut so that the blade passes through both split lines to produce two half cylinders of equal dimension. The core is split for assay. Quality Assurance/Quality Control (“QAQC”) assurance samples are added to each batch submission to ensure that sufficient sampling process verification techniques are applied. A similar process is completed for chip samples.

The primary laboratory used for both DD and RC drillhole sample analysis is SGS Tarkwa. SGS is an independent ISO17025 accredited laboratory (certified by the South African National Accreditation System with certificate of conformance is ISO 9001:2015). Process production samples are analysed at the mine site laboratory, with SGS used as an umpire laboratory.

Samples received at SGS Tarkwa are first sorted and any anomaly with the supplied documentation is reported. The samples are subsequently dried to a maximum of 105°C, crushed, split to the required weight and milled to 75 µm.

The execution of mine and regional exploration programs is completed to industry best practice and is aligned with numerous standards and procedures developed by Tarkwa and Gold Fields over a number of years. The process consists of procedures, audits and sign-off documents for all key elements that input into the generation of a Mineral Resource model to ensure full compliance.

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Data obtained from the drillholes is stored in electronic format using Datashed® software. LogChief® is used to capture RC and DD logging data in the field and is synchronised with DataShed®. Data validation checks during both data capture and synchronisation are completed using the master database libraries. LogChief®, which is used by the geologist for data collection has validation tools that prevents erroneous data to be captured. Geologists export data and send to the database geologist for import.

Mineral Processing and Metallurgical Testing

Tarkwa LoM Mineral Reserve consist of material from (in order of decreasing contribution) the Akontansi pit, Teberebie pit, and the South heap leach tailings material. Relatively minor contributors to the plant feed over the LoM are the low-grade surface stockpiles, Kottraverchy pit, Kobada pit and Pepe/Mantraim pit.

Oxide ores within the main Tarkwa pits, historically treated using heap leaching have since been depleted, with all remaining ores being fresh. The heap leaching facility is closed, and only the milling/CIL circuit remains operational.

From a metallurgical response perspective, the 2021 Tarkwa Mineral Reserves are considered as being grouped into three different types: Main Tarkwa pits, Kobada and the South heap leach tailings.

The metallurgical characteristics of the main Tarkwa pits (Akontansi, Teberebie, Kottraverchy and Pepe/Mantraim) for the LoM plan are assumed based upon recent actual plant performance results.

Attributable Mineral Reserves and Mineral Resources in excess of Reserves

The following table sets out the Mineral Reserves and Mineral Resources of the Tarkwa gold mine as at the end of each of the years indicated that are attributable to Gold Fields.

	Year ended December 31,
	2021			2020
	Tonnes (million)	Grade (g/t)	Gold (Moz)	Tonnes (million)	Grade (g/t)	Gold (Moz)	% Change(3)
Reserves(1)
Proved Reserves	45.5	1.2	1.7	45.7	1.2	1.7	0
Probable Reserves	128.7	0.8	3.5	132.2	0.9	3.8	-7
Total Reserves	174.2	0.9	5.2	177.9	1.0	5.5	-5
Resources(2)
Measured Resources	9.8	1.5	0.5	—	—	—	—
Indicated Resources	59.1	1.4	2.6	—	—	—	—
Inferred Resources	6.9	1.5	0.3	—	—	—	—
Total Measured and Indicated Resources	68.9	1.4	3.1	—	—	—	—

Notes:

(1)	For the year ended December 31, 2021, the average reserve cut-off grades were 0.39 g/t for mill feed and metallurgical recovery was 96.3%.

(2)	For the year ended December 31, 2021, the average resource cut-off grades were 0.33 g/t for mill feed and metallurgical recovery was 96.3%.

(3)	Reductions in Mineral Resources and Reserves are primarily due to depletion and increased mining and processing costs, offset by increases due to a reduction in the stand off distance from the processing plant.

(4)	The effective date of the current Mineral Resource and Mineral Reserve estimates is December 31, 2021.

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Mining Operations

In open pit mining, access to the orebody is achieved by stripping the overburden in benches of fixed height to expose the ore below. This is most typically achieved by drilling and blasting an area, loading the broken rock with excavators into dump trucks and hauling the rock and/or soil to dumps. The overburden material is placed on designated waste rock dumps.

Extraction of the orebody involves a similar activity as in stripping the overburden. Lines are established on the pit floor demarcating ore from waste material and the rock is then drilled and blasted. Post blasting, the ore is loaded into dump trucks, based on a defined “dig plan” demarcating the position of the ore and waste boundaries post the heave and throw movement caused by the blasting, and hauled to interim stockpiles or directly to the crusher at the process plant, while the waste is hauled to waste rock dumps.

Mining at Tarkwa is carried out using conventional selective open pit mining methods which have been highly successful over the life of the asset. Backhoe excavators are used to select waste from the ore, and vice versa, to an average accuracy of 30 cm on the hangingwall and 20 cm on the footwall of a reef. Ore is classified as either run-of-mine or low grade. The run-of-mine is delivered to one of two primary crushers while the low-grade is stockpiled near the primary crushers. Waste, on the other hand, is hauled to the designated waste dump. Capital waste stripping usually precedes ore mining.

Processing and Recovery Operations

The 14 Mt per annum Tarkwa CIL process plant is a conventional crush-grind-leach circuit as all ore sources are amenable gold extraction using cyanide.

Ore is transported from the mine pits to the crusher pad and tipped directly or reloaded by front-end loaders into an Allis Gyratory Superior 54” x 75” gyratory crusher. The crushed ore (80% passing 150 mm) then passes into a bin, which feeds an apron feeder. The apron feeder feeds the ore via a dual stockpile system consisting of the original coarse ore stockpile (“COS”) and a new auxiliary stockpile with a combined live storage capacity of 45,000 t (30 hours).

Infrastructure, Permitting and Compliance Activities

The major components of the Tarkwa mining and processing operation are:

•	Four large open pits (Pepe-Mantraim, Teberebie, Akontansi and Kottraverchy).

•	A large ore stockpile and “spent ore” on the South heap leach pad.

•	A 14 Mt per annum CIL process plant.

•	The TSF.

•	A power plant.

•	A hybrid renewable power plant.

•	Centralised administrative office, engineering and equipment workshops and residential villages.

The key operating environmental permits for the operation are issued by the Ghanaian Environmental Protection Agency (“EPA”) and the Minerals Commission depending on type. The Water Use permits listed below are in place and are valid up to December 2022:

•	Water Abstraction – Groundwater.

•	Water Discharge.

•	Pit Dewatering.

•	Environmental Licence.

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The permits for the construction and operation of TSF 1 stage 11A and TSF 2 stage 7 were approved in 2021 and are valid until construction is completed.

The Environmental certificate expires in January 2022. The mine has submitted an updated EMP to the EPA for consideration, approval and renewal of the certificate.

Permits required in 2022 are for the construction of TSF 2 stage 8, TSF 1 stage 11B and TSF 5 stage 3 embankment wall raises, as well as renewal of all relevant Water Use Permits. Environmental management at Tarkwa is conducted within the framework of an ISO 14001 certified environmental management system (“EMS”). The foundation of the EMS is Tarkwa’s Environmental Policy, which is aligned with the Gold Fields Environmental Policy.

Capital and Operating Costs and Economic Analysis

Capital and operating costs for Tarkwa are based on items incorporated in the LoM plan to secure the Mineral Reserve stated as at December 31, 2021.

Based on stated Mineral Reserves, capital expenditures will continue until 2032. The capital expenditures are based on detailed requirements and assessment for the next two years. Capital estimates beyond the first two years are based on pre-feasibility or better estimates for infrastructure, equipment and development requirements for individual projects, with nominal allowances made for general overheads and processing capital requirements.

Tarkwa’s net present value (“NPV”) based on discounting the cash flow at a 8.3% discount rate is $446.5 million. Given the mine is cash flow positive, the internal rate of return and payback period are not relevant measures for the property.

Exploration, Development, and Production

Tarkwa is a well-established mining operation and exploration activities are focused on discovery and resource development to support the exploration pipeline and LoM extension opportunities. Four large open pits currently exploit the stacked, narrow auriferous conglomerates using conventional drill and blast with truck and shovel methods and utilising contractor mining and haulage to the processing facility. Momentum on waste stripping is closely monitored to ensure that the orebodies are timeously opened-up to expose the ore as required by the mine plan and schedule.

A total of 2,510 exploration holes have been drilled on the Tarkwa concession, of which 2,068 were drilled by Gold Fields Ghana (591 RC and 1,477 DD) with an additional 94 deflections completed on the DD holes). A further 228 DD holes were drilled on the Tarkwa concession prior to 1993 and 214 DD holes on the northern Teberebie concession area prior to 2000.

In 2021, an approved budget of $4.08 million was spent to complete 34.2 km of RC and 5.2 km DD principally over four target areas, Akontansi-Ridge, Teberebie East, Ulap East and Ulap South. Exploration activity was largely focussed on resource definition programs, testing for orebody extensions and initial test drilling. An exploration budget of $3.0 million is allocated for 2022 to further explore the palaeoplacer potential over these four targets and to test prospective ground and early-stage targets in the Tarkwa North area for shear-hosted hydrothermal orebodies.

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Damang Mine

Project Description, Location and Access

The following graphic illustrates the location of the Damang mine operations, including tenements, administrative offices and plants.

The Damang deposits are located in the Wassa West District in southwestern Ghana approximately 300 km by road west of Accra and approximately 30 km by road northeast of the Tarkwa mine.

The mine now exclusively exploits hydrothermal-style gold deposits but historically has also produced from Witwatersrand-style palaeoplacer ore bodies. Damang utilised open pit, conventional drill and blast mining methods. Gold mineralisation is mined selectively to cut-off grades and segregated into grade ranges to balance ore production and processing capacities. The east wall of Damang has been re-engineered to mitigate geotechnical challenges with additional controls being implemented to ensure safe operations.

Damang holds mining and prospecting leases with a total area of approximately 24,265 hectares. All necessary statutory mining authorisations and permits are in place for the Damang and Lima South mining leases (“MLs”). Abosso Goldfields holds a ML in respect of the Damang mine dated April 19, 1995, as amended by an agreement dated April 4, 1996.

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Gold Fields via its subsidiary Abosso Goldfields has 90% ownership of two granted MLs covering 8,710 hectares and pending renewal, three prospecting licences covering 15,555 hectares.

Operational Infrastructure

The Damang mine currently consists of the Damang main pit cut back which is pivotal to the Damang reinvestment plan (comprising an investment in Damang to extend the LoM to 2025) and utilises a SAG and ball mill and CIL processing plant with pebble crusher and gravity recovery.

Damang open pit commenced in 1997 and included the 4.5 Mtpa conventional crush-grind-leach-CIL processing plant, and modern surface infrastructure. Damang has an annual major and critical item condition survey to focus reliability and minimise down time and a comprehensive maintenance strategy that includes regular equipment refurbishment or replacement. The Damang mine design and scheduling includes sustainable capital to support the remaining year LoM Reserve. Damang has contractors that conduct mining operations and who are responsible for maintaining and modernising the mining fleet.

The Damang mine completed its transition from the national grid to an independent power producer, Genser Energy, during 2017. Genser Energy commissioned the last of the units at its Damang gas plant in February 2017 and now supplies 27.5 MW of energy, which accounts for Damang’s total electricity consumption. The mine still has access to the ECG, a national grid energy provider, as a back-up. The Damang mine also has access to water and road infrastructure. Most supplies are brought in by road from the nearest seaport, Takoradi, which is approximately 90 km to the southeast, or from Accra, which is approximately 300 km away by road.

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The mine has nine primary stakeholder communities namely, Damang, Abosso, Huni-Valley, Subri, Koduakrom, Kyekyewere, Amoanda, Nyamebekyere and Bompieso.

These communities fall under the traditional jurisdiction of three divisional stools: Bosomtwe, Wassa Subri and Wassa Damang. Each division is ruled by a Divisional Chief and has other sub-chiefs that assist in running the communities that fall under the divisional stools. The Divisional Chiefs are the custodians of ancestral community lands, culture, customary laws and traditions which include history. Although Gold Fields has acquired the minerals rights over the concession, the surface rights for the construction of settlements, agriculture activities and other land use belong to Chiefs and clan heads.

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History

Mining on the Abosso concession began with underground mining in the early twentieth century. Surface mining at Damang commenced in August 1997 and Gold Fields assumed control of operations on January 23, 2002. Historically, the underground mine was in operation from 1878 until 1956.

In 2016, Gold Fields commenced the Damang reinvestment plan, which comprises an investment in Damang to extend the LoM to 2025. The Damang reinvestment plan targets significant cut-backs in the main pit to access the primary higher-grade ore body at the bottom of the current Damang pit. Gold Fields has entered into a development agreement with the government of Ghana to support the Damang reinvestment plan. Delivery on the Damang reinvestment plan is on track. A feasibility study for an additional mini cut-back to the existing pit has now been approved and ongoing exploration near the mine has the potential to further extend the LoM beyond the current 2025 finish.

Historic Diamond Drilling

Damang	Unit	2021	2020	2019	2018
Diamond Drilling	Metres	8,686	0	6,681	13,116

The diamond drilling has been geologically assessed, the results have been incorporated in Mineral Resource models.

Geological Setting, Mineralisation and Deposit Types

Damang is situated in southwest Ghana on the southern Ashanti Belt on the Damang Anticline, a synclinorium that runs 240 km from Axim in the south to Konongo in the north. Gold in the Tarkwaian metasediments and volcanics is predominantly found in the conglomerates of the Banket Formation and is similar to the Witwatersrand in South Africa; however, at Damang, hydrothermal processes have enriched this palaeoplacer deposit and the adjacent metasediments within the Banket formation.

The belt is a north-easterly striking, broadly synclinal structure made up of Palaeoproterozoic Tarkwaian sedimentary fill underlain by metavolcanics and metasediments of the Birimian System. The Tarkwaian stratigraphy comprises a thick sequence of folded, faulted and metamorphosed sandstones, conglomerates and shales, indicative of deposition in a rift setting. Generally, the Tarkwaian Group uncomfortably overlies the Birimian, with the contact between the Birimian System and the overlying Tarkwaian Group commonly marked by zones of intense shearing. This zone is host to several significant shear-hosted orogenic gold deposits, which includes Prestea, Bogoso and Obuasi.

Damang lies in an area that features several regional-scale fold structures developed within Tarkwaian Group rocks. The Damang orebodies are hosted principally by sandstone, conglomerate and phyllite of the Tarkwa Group, along the flanks of the Damang Anticline. The anticline is cored by Birimian volcanic and volcaniclastic rocks and plunges shallowly to the north-northeast, with the eastern and western limbs of the antiform dipping steeply (40° to 50°) to the east and west respectively. The anticline is bisected by the north-east trending Damang Fault, with the main Damang gold deposit lying immediately east of the fault close to the closure of the antiform. The geology of the Damang area and all other known gold deposits, located along the limbs of the Damang Anticline.

Sedimentary units of the Tarkwaian Group dominate the geology of the Damang area. The primary units are intruded by several igneous bodies, the most common being dolerites. The dolerites occur predominantly as sill-like bodies along the contacts and within the sedimentary units, especially on either side of the Tarkwa Phyllite. A second intrusive diorite porphyry body occurs sporadically along the boundary between the Birimian and the Tarkwaian.

Two epigenetic gold forming events are identified in Ghana. A pre-Tarkwaian event which provided the protolith of the world class Tarkwaian palaeoplacer deposits, and a post-Tarkwaian deformation event which, led to the formation of orogenic hydrothermal gold deposits in Ghana and other West African countries.

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Damang exploits oxide and primary zone orogenic style hydrothermal mineralisation in addition to palaeoplacer mineralisation. The post-Tarkwaian phase of hydrothermal mineralisation overprints the lower grade Tarkwaian palaeoplacer conglomerates.

Exploration

Exploration and resource development drilling is mainly carried out using DD and RC methods well established at the mine. The DD holes are either HQ or NQ size, while RC drilling is undertaken with a 5½” diameter hammer. Rotary air blast drilling is used for prospecting and target assessment purposes only. RC drilling is also used for grade control. Mineral Resource and Mineral Reserve drilling within the palaeoplacer deposits is undertaken using DD drilling, while a combination of RC and DD drilling is used in the hydrothermal deposits.

Exploration aimed at generating a steady pipeline of near mine targets with potential to extend the Damang LoM plan.

Drilling

The Damang exploration strategy over this period includes Mineral Resource conversion and extensional drilling to feed into the Damang Reinvestment Project. The drill spacing in resource shells in the hydrothermal project areas will be reduced to 40 m x 20 m. Enhancing the geological understanding and improving geological/resource models order to mitigate risks associated with the models. Generate a steady pipeline of near mine targets with potential to extend the Damang LoM plan.

Additionally, high-grade shoots will be targeted to ensure they are adequately modelled to enhance predictability. Known palaeoplacer orebodies, which are a significant source of oxide ore, will be evaluated to better understand structural complexities with the objective of upgrading them to an Indicated Mineral Resource category.

Sampling, Analysis and Data Verification

Samples are marked up in a range of 0.2 m to 1.5 m depending on the style of mineralisation and lithological contacts. All core is half-cut lengthwise using a diamond saw. Samples are cut along the core orientation line. Each individual sample is bagged together with a numerically unique sample ticket and dispatched to the on-site SGS Damang laboratory for the sample preparation (i.e., crushing and pulverizing). The pulverized samples are then sent to the SGS Tarkwa laboratory for assaying. The halved core not sent for assay is retained in UV resistant plastic core trays stored under cover in a designated core shed at Damang. The core trays are designed for stacking and as such are not kept on racks. New core sheds are periodically added to ensure sufficient storage space is available for the future retention of core.

All sample preparation is conducted at the on-site SGS laboratory at Damang and occasionally at the Intertek Minerals laboratory in Tarkwa. This includes all exploration DD and RC samples as well as grade control samples.

Damang on-site laboratory is contracted to SGS which is ISO 14001 compliant. Both the SGS Tarkwa and SGS Damang laboratories are certified as ISO 17025 compliant. SGS Ghana as a business entity conforms to ISO 9001. Intertek Minerals laboratory is also accredited to ISO 17025 by South African National Accreditation System.

The samples undergo sample preparation and analysis by sorting, filtration, drying, splitting, pulverization, weighing, aqua regia digestion, Diisobutyl Ketone extraction and by Atomic Absorption Spectroscopy (“AAS”) reading. All samples are crushed to 2 mm and pulverized to 75 µm.

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The SGS Tarkwa laboratory is equipped for both FA as well as Leachwell (“LW”) analysis, whilst the SGS Damang laboratory only conducts LW analysis.

Every batch of samples submitted includes QAQC samples. The QAQC programs are the same for samples from both hydrothermal and paleoplacer deposits. The QAQC samples are inserted to monitor routine sampling and laboratory performance, in an effort to control the total possible error in sample preparation and analysis.

The execution of the exploration programs was completed to industry best practice and is aligned with numerous standards and procedures developed by Damang and Gold Fields over a number of years. The process consists of procedures, audits and sign-off documents for all key elements that input into the generation of a Mineral Resource model to ensure full compliance.

Mineral Processing and Metallurgical Testing

The December 2021 stated Damang Mineral Reserve comprises: (i) the remaining deeper ores to be mined from the Damang main pit cut-back as profiled by the Damang Reinvestment Project that commenced in 2017, (ii) a cut-back of the Huni Pit (which is an extension of the Damang Pit to the north), and (iii) low-grade ore stockpiles generated from mining activities over the past 5 years.

In 2012 seven bulk composites of core samples were provided to an independent third-party laboratory for metallurgical testing, Australian Laboratory Services Pty Ltd (“ALS”) Metallurgy, Balcatta, Western Australia which is an accredited quality assured laboratory.

Attributable Mineral Reserves and Mineral Resources in excess of Reserves

The following table sets out the Mineral Reserves and Mineral Resources of the Damang gold mine as at the end of each of the years indicated that are attributable to Gold Fields.

	Year ended December 31,
	2021			2020
	Tonnes (million)	Grade (g/t)	Gold (Moz)	Tonnes (million)	Grade (g/t)	Gold (Moz)	% Change(3)
Reserves(1)
Proved Reserves	8.5	0.9	0.2	7.1	1.1	0.2	0
Probable Reserves	7.0	1.4	0.3	12.0	1.8	0.7	-52
Total Reserves	15.5	1.1	0.6	19.0	1.5	0.9	-38
Resources(2)
Measured Resources	3.7	1.7	0.2	—	—	—	—
Indicated Resources	40.3	2.1	2.7	—	—	—	—
Inferred Resources	8.9	1.9	0.6	—	—	—	—
Total Measured and Indicated Resources	44.1	2.1	2.9	—	—	—	—

Notes:

(1)	For the year ended December 31, 2021, the average reserve cut-off grades were 0.67 g/t to 0.75 g/t and metallurgical recovery was 92%.
(2)	For the year ended December 31, 2021, the average resource cut-off grades were 0.61 g/t to 0.86 g/t and metallurgical recovery was 92%.
(3)	Reductions in Mineral Reserves are primarily due to increases in mining costs, depletion, geology and resource model updates based on additional drilling.
(4)	The effective date of the current Mineral Resource and Mineral Reserve estimates is December 31, 2021.

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Mining Operations

In open pit mining, access to the orebody is achieved by stripping the overburden in benches of fixed height to expose the ore below. This is most typically achieved by drilling and blasting an area, loading the broken rock with excavators into dump trucks and hauling the rock and/or soil to dumps. The overburden material is placed on designated waste rock dumps.

Extraction of the orebody involves a similar activity as in stripping the overburden. Lines are established on the pit floor demarcating ore from waste material and the rock is then drilled and blasted. Post blasting, the ore is loaded into dump trucks, based on a defined ‘dig plan’ demarcating the position of the ore and waste boundaries post the heave and throw movement caused by the blasting, and hauled to interim stockpiles or directly to the crusher at the process plant, while the waste is hauled to waste rock dumps.

Processing and Recovery Operations

The 4.5 Mt per annum (approximate) Damang process plant is a conventional crush-grind-leach-CIL circuit with gravity recovery, as all ore types are amenable to gold extraction using cyanide.

The crusher is fed by a front-end loader or by rear dump trucks. The crushing circuit comprises a primary 2,000 t/hour gyratory crusher followed by a secondary crushing circuit, which is comprised of sizing screens, two secondary crushers, five tertiary crushers, five feeders and conveyors. The primary circuit contains a 750 t/hour single-toggle jaw crusher that can provide consistent feed when the gyratory crusher is down for maintenance. The P80 19 mm product reports to the COS, which has a live capacity of 10,000 t and static capacity of 80,000 t.

The milling section produces leach feed at approximately P80 106 µm and consists of a SAG mill (8 m high by 5.1 m long) and a ball mill (6.1 m high by 9 m long). Both mills have an installed power rating of 5.8 MW.

The gravity circuit comprises two XD48” Knelson concentrators with dedicated InLine Leach Reactor for intensive cyanidation of the gravity concentrate. The gravity circuit recovers approximately 30% of the gold.

The leach circuit comprises eight tanks in series, each with a nominal capacity of 3,000 m³ providing a retention time of 3.7 hours per tank. Each tank is fitted with two cylindrical inter tank screens (Kemix MPS 750P type 1 mm apertures) with mechanical wiper blades to keep carbon away from the screen surface and dual open impellers. The loaded carbon is recovered from CIL tank 1 into the acid wash column and acid washed using 3% strength hydrochloric acid followed by water flushing.

Infrastructure, Permitting and Compliance Activities

Gold Fields has 90% ownership of two granted mining leases and three granted prospecting licences pending renewal covering a combined area of 24,265 hectares. The remaining 10% ownership is held by the Ghanaian government.

The major components of the Damang mining and processing operation are:

•	Two operating open pits (Damang Pit and Huni Pit).

•	A 4.6 Mt per annum CIL process plant.

•	The TSF.

•	A power plant.

•	Equipment maintenance facilities.

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•	Administration centers.

•	A residential village.

The key operating environmental permits for the operation are issued by the EPA, the Minerals Commission, and the Water Resources Commission and relate to:

•	Water use.

•	Mining operations.

•	Tailings management environmental impact assessment (“EIA”) for new project.

•	EMP.

The operation has the aforementioned permits in place and manages its legal and other obligations through the EMS.

Environmental management at Damang is conducted within the framework of an ISO 14001 certified EMS. Certification of the system first occurred in July 2003 for a three-year period. This has since been the subject of annual third-party audits. Recertification of the EMS under the revised ISO 14001:2015 standard was achieved in May 2018 for another three-year period. The foundation of the EMS is Damang’s Environmental Policy, which is aligned with the Gold Fields Environmental Policy.

Damang’s current EMP is valid until July 2023. The payment for the certificate (EMP 2020-2023) was made to the EPA in July 2021. The water use permits and the mine operating permits were renewed with the necessary renewal payments at the end of December 2021. These permits were granted in February 2022.

Validity of the permits:

•	Operating permit: 1 year

•	Water use permit: 3 years

•	Expiration date: December 31 2021 with a permit pending

Capital and Operating Costs and Economic Analysis

Major budgeted capital cost items for the December 31, 2021 Mineral Reserve LoM plan include capital waste stripping, Stage 3 construction of the Far East TSF (“FETSF”), process plant upgrades, and other sustaining capital costs.

Capital and operating costs for Damang are based on items incorporated in the LoM plan to derive the Mineral Reserve stated as at December 31, 2021.

Capital costs for Damang are based on items that will maintain operations and support execution of the current LoM plan and Mineral Reserve. Major budgeted capital expenditure items include $38.0 million in 2022 for capital waste stripping to expose ore at the Huni Pit, $22.1 million for the FETSF tailing dam stage expansion, $3.5 million for the process plant upgrades and other sustaining capital costs of $1.0 million.

Damang’s NPV based on discounting the cash flow in at 8.3% discount rate is $33.3 million (90% attributable to Gold Fields).

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Given the mine is currently cash flow positive, the internal rate of return and payback period are not relevant economic measures for the property. The book value of the property and its associated plant and equipment as of December 31, 2021 was $172.7 million.

Exploration, Development, and Production

Damang is a well-established mining operation and exploration activities are focused on discovery and resource development to support the exploration pipeline and LoM extension opportunities. The Tomento and Epieso exploration projects are current focus areas with potential for defining new Mineral Resources and the Damang Mini Cutback project could provide a multi-year extension to the life of the current main pit.

Exploration expenditure at Damang totaled $3.6 million in 2021 and an exploration budget of $4.0 million has been approved for 2022.

Exploration at Damang during 2021- 2022 was a combination of:

•	Resource conversion and extensional drilling to define ore for inclusion in the Damang Reinvestment Project.

•	Exploration aimed at generating a steady pipeline of near mine targets with potential to extend the Damang LoM plan.

•	Early-stage concept and target definition programs utilizing soil geochemistry and follow up on the results from scout drilling campaigns.

Exploration during 2021 mainly focused on the following areas:

•	The Mini Cutback area.

•	Tomento hydrothermal zone.

•	Greenfields exploration on ground covered by the Epieso prospecting licence.

Open pit mining is conducted using conventional drill and blast with truck and shovel methods carried out by contractors. The gold mineralisation is mined selectively to cut-off grades and segregated into grade ranges to balance ore production and processing capacities. Current mining is from the Damang main pit, with stripping ongoing at the Huni Pit situated just north of the Damang Pit.

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Asanko JV

Project Location, Description, and Access

The following graphic illustrates the location of the Asanko JV operations, including tenements, administrative offices and plants.

The Asanko operations are managed by Galiano Gold as part of the Asanko JV agreement. Gold Fields does not consider production from the Asanko mines to be material to the valuation of Gold Fields.

The Asanko concessions are located in the Amansie West District of the Ashanti Region of Ghana, approximately 250 km northwest of the capital Accra, and about 50 km to 80 km southwest of the regional capital of Kumasi. The mining method for the two active Asanko ore bodies utilise contract miners and are conventional open pit truck and shovel operations. A pre-split wall control method is being implemented along all the pit walls in the fresh zones to ensure the stability of the pit walls.

Asanko holds a total area of approximately 47,600 hectares under mining and prospecting leases, which span 30 km strike length of the Asankrangwa Gold Belt.

Operational Infrastructure

Asanko consists of a number of open pit operations with a SAG and ball mill and CIL processing plant. Asanko has access to the national electricity grid and water and road infrastructure. There are daily flights from Accra to Kumasi and, in addition, there is an airstrip located at the Obotan operation, which is used by Asanko to transport staff and service providers to and from Accra.

The Asanko processing plant was commissioned in 2015 and has a name plate capacity throughput of 5.4 Mtpa. Galiano has disclosed that: (i) gold recoveries at Asanko were lower than expected, as gold grade in tailings product had increased; and (ii) guidance for 2022 was based on mining during the first half of the year only, with production for the balance of 2022 comprising processing of stockpiles.

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History

Asanko is a collective term for the Nkran and Esaase gold deposits plus nine satellite deposits. Nkran was previously exploited by Resolute (1997-2001) and produced approximately 730koz Au. The Nkran pit was dewatered and reopened by Asanko in 2015-2016. Since restarting the operation, Asanko has produced approximately 798koz gold from the Nkran pit and approximately 250koz gold from nearby pits (which are within 8 km of the Obotan Milling Complex).

In 2018, Gold Fields entered into a joint venture with Galiano, under which Gold Fields’ subsidiary acquired a 45% stake in the Asanko JV, which holds a 100% interest in Asanko (comprising Asanko and its associated properties and exploration rights in Ghana). Pursuant to the joint venture, Galiano holds a 45% interest in the Asanko JV and the Ghanaian government holds 10% of the Asanko JV as a free carried interest. In the same year, preliminary development of the Esaase deposit, which comprises the bulk of the mineralisation, was completed to allow for bulk sampling and test mining to begin in 2019. Mining uses contract miners and is done by conventional open pit truck and shovel operations. As part of Asanko’s operational plan for 2021, predominantly oxide and transitional ore is currently being mined at the Esaase deposit.

Historic Diamond Drilling

Asanko (Gold Fields Share)	Unit	2021	2020	2019
Diamond Drilling	Metres	13,074	19,529	2,868

The diamond drilling has been geologically assessed, the results have been incorporated in Mineral Resource models.

Geology

Although each gold occurrence within Asanko has its own local mineralisation style, geological and geophysical studies have profiled a similar mine scale setting for all the deposits discovered to date. There is an underlying structural relationship between reactivated WNW basement structures and the dominant NE-SW shears that have juxtaposed the sandstone, siltstone and lesser shale metasedimentary packages, coupled by N-S structures that may control flexures in the steeply dipping sediments. All deposits have intrusive tonalitic-porphyritic granite dykes.

Gold mineralisation has occurred at least twice during distinct deformational events. Gold occurs largely as free particles. It is deposited in economic concentrations predominantly around zones of rheological contrast between sandstone (porous) and siltstone facies (non-porous) that are sub-vertical shear zones, as well as in late, shallow dipping conjugate quartz vein arrays that transgress rheologically contrasting metasedimentary units and the later granite intrusives.

Reporting

Although Gold Fields previously reported Asanko’s Reserves as at December 31, 2019, our Reserves as at December 31, 2020 excluded our 45% interest in the Asanko JV. This was because Gold Fields’ joint venture partner, Galiano, informed Gold Fields that Asanko’s updated Mineral Resource and Mineral Reserve estimate was expected to be available only in the second half of 2021. This Mineral Resource and Mineral Reserve estimate was expected to incorporate new exploration and infill drilling, updated modifying factors, and updated geological modelling. The resource models for Asanko’s deposits were updated by Galiano in 2021. However, based on Gold Fields’ internal reviews and external reviews carried out by independent consultants commissioned by Gold Fields, portions of these models were considered to have a high degree of residual uncertainty. Critical drilling necessary to reduce this uncertainty has yet to be carried out. While Galiano had not presented Gold Fields with its proposed Mineral Resource and Mineral Reserves estimate for Asanko as at December 31, 2021, Gold Fields was concerned that the Reserve models underpinning this estimate would also have a high degree of residual uncertainty in the affected portions. Furthermore, as at December 31, 2021, the Asanko JV had not agreed a LoM plan to underpin its Mineral Resources and Reserves for this period. In addition, departures from Asanko’s 2019 pre-feasibility study mean that it can no longer be used in support of its Reserves. Galiano operated based on an interim six month plan in the first half of 2022 which was subject to review before extension.

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As a result of these factors, combined with uncertainty in the modifying factors used by Galiano and their inconsistency with the modifying factors used by Gold Fields elsewhere in Ghana (particularly discount rate and gold price), Gold Fields’ Reserves and Resources as at December 31, 2021 exclude its interest in Asanko.

Gold Fields believes that the Reserves and Resources attributable to Asanko are not material to the Reserves and Resources, respectively, of the Group.

Australasia Operations

In relation to gold produced from the mining leases at St. Ives, Agnew, Gruyere and Granny Smith, Gold Fields pays an annual royalty to the state of 2.5% of revenue.

St. Ives

Project Location, Description, and Access

The following graphic illustrates the location of the St. Ives operations, including tenements, administrative offices and plants.

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St. Ives is located 80 km south of Kalgoorlie and 20 km south of Kambalda, straddling Lake Lefroy in Western Australia. It holds exploration licences, prospecting licences, miscellaneous licences and mining leases covering a total area of approximately 299,186 hectares (inclusive of forty-nine non-managed leases totalling 6,747 hectares and 13 joint venture leases totalling 37,213 hectares, where St. Ives is currently earning an interest.

St. Ives is currently both a surface and underground operation, with several open pits and operating underground mines incorporated into its LoM plan. Open pits are mined using conventional drill and blast with truck and shovel and the underground mines deploy LHS and paste/rock fill. St. Ives is transitioning to becoming a fully underground operation, with the majority of the production expected to come from underground mines.

Operational Infrastructure

St. Ives open pit commenced in 1981 and included the 1988 3.1 Mt/a conventional CIL processing plant and modern surface infrastructure. The recent small, short life open pit LoM Reserve commenced in 2006 and has systematic progressing to become short life underground mines. St. Ives has progressed with international mining industry small sized mechanisation and modernisation. St. Ives has an annual major and critical item condition survey to focus reliability and minimise down time. St. Ives has a comprehensive maintenance strategy that includes owned regular equipment refurbishment or replacement. St. Ives mine design and scheduling include sustainable capital to support the remaining year LoM Reserve. St. Ives has contractors that conduct mining operations and who are responsible for maintaining and modernising the mining fleet.

The St. Ives plant includes a gravity circuit and consists of a primary gyratory crusher, followed by a single-stage SAG mill (with pebble crusher), gravity, leaching and CIP. The mine utilises a metallurgical CIP plant with a 4.7 Mtpa name plate throughput capacity. The St. Ives operation obtains electricity pursuant to a contract with BHP Nickel West that expires in January 2023 and has access to water, air and road infrastructure. Consumables and supplies are trucked in locally from both Perth and Kalgoorlie.

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Legal ownership of all mineral and surface rights has been verified.

History

Gold was discovered in the St. Ives area in 1897, with intermittent production until Western Mining Corporation (“WMC”) commenced nickel and gold mining operations at St. Ives. Gold Fields acquired the St. Ives gold mining operation from WMC in November 2001. Ongoing exploration near the mine and extensional areas continue to replace mining depletion and extend the LoM, which is typical of the Archaean orogenic (“shear zone”) greenstone gold hosted gold camps, where St. Ives is located. The current LoM extends to 2030.

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Historic Diamond Drilling

St. Ives	Unit	2021	2020	2019	2018
Diamond Drilling	Metres	71,635	70,033	65,494	81,740

The diamond drilling has been geologically assessed, the results have been incorporated in Mineral Resource models.

Geological Setting, Mineralisation and Deposit Types

The St. Ives property lies within the Kambalda Domain, a subset of the Norseman-Wiluna Greenstone Belt of the Archean Yilgarn Craton, a 2.7 Ga granite-greenstone terrane in southern Western Australia. The Kambalda Domain is bound by the north-northwest trending Boulder-Lefroy Fault and Zuleika Shear. The region has undergone four compressional events predated by early extension and is metamorphosed to upper greenschist or lower amphibolite facies.

Most of the known gold deposits are proximal to the axial plane of the gently south-plunging Kambalda Anticline, which extends 35 km from the southern end of the Kambalda Dome to the Junction mine at the southern end of the Norseman-Wiluna greenstone belt of the West Australian Goldfields Province. The stratigraphic succession in the Kambalda Domain comprises Kalgoorlie Group volcanic rocks and the Black Flag Group felsic volcanic and sedimentary rocks overlain by sedimentary units of the post-tectonic Merougil Beds.

A major second order structure known as the Playa Shear splays off the Boulder-Lefroy Fault and strikes through the St. Ives property for more than 10 km. Most of the gold orebodies at St. Ives are associated with third order splays off the Playa Shear. Notable exceptions are Invincible, Argo and Santa Ana situated on the western limb of the Kambalda Anticline. Mineralisation typically occurs where these structures intersect favourable rock units with chemical or rheological contrasts combining with structural flexures to form the most important local controls to gold mineralisation. At least 80 individual deposits have been mined in the St. Ives area to date.

Ore-hosting structures in deposits such as Greater Revenge, North Orchin, Argo and much of the Victory area are predominantly north-south striking, moderately to gently east-dipping or west-dipping reverse faults and shear zones with maximum displacements of a few tens of metres. Strike lengths of ore-hosting structures are seldom more than 1 km. The orientation of stretching lineations, curvature of shear zone foliations, associated gently dipping extension veins and stratigraphic separations indicate a reverse slip sense for most ore-hosting structures, especially in the Argo/Victory/Revenge area.

The most common host rock is dolerite, such as the Defiance, Condenser and Junction Dolerites. Granophyric dolerite and Kapai Slate tend to host the highest-grade gold mineralisation. The Paringa Basalt and Kambalda Komatiite host deposits in discrete shear structures that are moderate in both tonnage and grade. Low to moderate grade, high tonnage mineralisation is commonly developed in porphyries, which are found in almost all deposits.

The area is structurally complex, with metamorphism ranging from lower greenschist to lower amphibolite facies. Shear hosted gold mineralisation has been discovered in all stratigraphic units. There are several styles of mineralisation at St. Ives including lode, supergene and palaeoplacer mineralisation and individual deposits may contain more than one of these styles depending on the local structural and lithological conditions.

•	Lode mineralisation: Archaean orogenic lode mineralisation typically consisting of 0.5 m to 20 m wide mesothermal vein complexes that may also have hydraulic breccias and/or mylonites. Mineralisation is typically discontinuous with short-range predictability.

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•	Supergene mineralisation: Broad zones of flat-lying gold mineralisation in weathered Archaean and overlying tertiary sediments.

•	Palaeoplacer mineralisation: Placer deposits hosted by palaeochannels in the unconsolidated tertiary sediments that overlie the Archaean basement.

Exploration

Near-mine (brownfields) exploration is key to Gold Fields’ strategy as it offers one of the lowest-cost opportunities for adding ounces and growing cash flow, particularly on a per share basis. The value in near-mine exploration lies in:

•	Knowledge of the ore bodies, which enables our exploration teams to identify extensions or additional ore sources housed within the mining tenement.

•	Operational capabilities, including Gold Fields’ proven ability to develop and mine orogenic ore bodies.

•	Regional and operational infrastructure, including existing process plants and regional management teams.

Gold Fields believe that brownfields exploration provides a robust platform for regional growth. In addition to growing Gold Fields’ Mineral Resource and Mineral Reserve base, near-mine exploration also extends the life of the Group’s existing assets and ensures that each region can continue leveraging its infrastructure.

Drilling

Drilling at St. Ives uses a number of different drilling processes based on the type of sample required. Drill testing during 2021 was split between resource definition (extensional) drill programs predominately around the active mining complexes at Invincible, Neptune and Hamlet and early stage (additional) drilling, searching for new deposits and extending existing programs

DD and RC are the main drilling techniques used to produce data for Mineral Resource estimation. In the case of the paleochannel deposits, whole sample aircore (“AC”) drilling data is used. Sonic core drilling of the paleochannel and unconsolidated material was used historically. This technique provided a more representative in situ sample of unconsolidated material. Surface DD holes are predominantly drilled using an HQ (96 mm) drill bit before transitioning to a smaller NQ (75.7 mm) bit. Underground mine definition and grade control DD holes are NQ size whilst grade control upholes are LTK60 in diameter. Historically, underground drilling included LTK48 DD holes.

Open pit Mineral Resources are predominantly defined by 5½ inch diameter RC drillholes supported by spatially representative DD holes to aid with the geological interpretation and validate the RC drilling results. Drill spacing within the open pits varies from 5 m x 10 m, 10 m x 10 m, 10 m x 20 m and 20 m x 20 m. This spacing is dependent on the orebody geometry, the stage of the project and mining method. AC drillhole results are generally excluded from all Mineral Resource estimates. In some earlier instances these results were used for inferred Mineral Resource estimates and were superseded by more representative RC or sonic holes. The exception is for paleochannel deposits where AC holes tend to represent the less consolidated material better than RC or DD holes. Limited drillhole data is used from non-SIGMC sources. Where external information is used, it is appropriately flagged with standard validation checks applied when imported into the St. Ives database.

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Sampling, Analysis and Data Verification

The majority of St. Ives’ samples are assayed externally by ALS with support work being carried out by Bureau Veritas (KALASSAY) and SGS Laboratories in Perth. ALS has a laboratory accreditation number (825) and a site certificate of registration (C-90494). An agreement is in place for ALS to provide analytical services for all St. Ives samples, including underground and open pit grade control, and exploration. KALASSAY and MinAnalytical are also used as umpire laboratories.

All samples are submitted for gold analysis by FA supported by either screen FA (“SFA”) or LW analysis for certain mineralisation types. This is done to provide check assays and investigate any potential sample bias related to coarse free gold.

Sample preparation is carried out according to the following procedure. Upon receipt, all samples are sorted and validated against the relevant documentation. Samples are weighed and entered into the Laboratory Information Management System. Workflow through the preparation and analytical stages is tracked through Laboratory Information Management System according to assigned bar-coded sample labels. Samples are dealt with sequentially according to SIGMC requests. The samples within their calico bags are placed in a modern forced air oven and dried at 105°C. If required, as in the case of DD core, the samples are processed through a jaw crusher to 2/3 mm (90% passing). If the resulting crushed product is greater than 3 kg, the sample is split using either a stainless steel riffle splitter or a rotary splitter. A 3 kg split is pulverised in a LM5 pulveriser. A scoop of pulverised sample is placed in a labelled paper sample bag for analysis and the remainder returned to St. Ives for cataloguing and storage.

Samples submitted to the ALS and MinAnalytical, laboratories are analysed by the following standard, analytical methods. Gold (ppm) by 50 FA with an AAS finish (AA25 or AA26) and for low level (ppb) Au (AA22). The pulverised sample is weighed and mixed with a fluxing agent. In addition to the flux, Lead is added as a collector. The sample is then heated in a furnace where it fuses and separates from the collector. The Gold is then extracted through a process called cupellation and analysed.

QAQC is an integral aspect of the entire sampling and assaying process. It provides a measurement into the reliability of the collected data and specifically an understanding of the accuracy and precision of the results. QAQC monitoring ensures that best practice is followed throughout the drilling, sampling, preparation and analytical processes.

The planning and execution of both mine and regional exploration programs at St. Ives is to industry best practice and aligned with numerous developed standards and procedures reflecting local best practices. To ensure this ongoing compliance, the process consists of the development of consistent procedures, regular audits and appropriate sign-off documentation feeding into all key elements used in producing Mineral Resource estimates.

Mineral Processing and Metallurgical Testing

Various ore sources are all treated in the one processing facility, being the Lefroy Plant, which consists of a primary crusher, single-stage SAG mill, gravity recovery circuit, leaching, CIP, carbon elution, and goldroom processing stages.

Due to the blending of multiple ore sources into the crusher and mill feed, it is difficult to use existing plant performance information to assign directly to a single ore source and/or type. Therefore, plant forecasting is largely based upon results emanating from metallurgical testwork carried out on geological core samples. However overall plant recovery performance is tracked against the expectations derived from the testwork, to check for significant variances or discrepancies.

Routine metallurgical recovery testwork is undertaken on geological core samples selected from potentially prospective Mineral Reserve areas. Upon definition of discrete geological domains or lithologies, individual composite samples of DD core are selected and collected by the relevant geologist for subsequent laboratory-scale metallurgical testwork. Samples are typically composited from DD core to obtain single continuous mineralised intercepts (including expected internal and external ore dilution) from a known single spatial location, typically (and more recently) representing single geological domains or lithologies.

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Attributable Mineral Reserves and Mineral Resources in excess of Reserves

The following table sets out the Mineral Reserves and Mineral Resources of the St. Ives gold mine as at the end of each of the years indicated that are attributable to Gold Fields.

	Year ended December 31,
	2021			2020
	Tonnes (million)	Grade (g/t)	Gold (Moz)	Tonnes (million)	Grade (g/t)	Gold (Moz)	% Change(3)
Reserves(1)
Proved Reserves	4.7	2.9	0.4	4.7	2.1	0.3	33
Probable Reserves	15.4	4.0	2.0	20.7	3.5	2.3	-15
Total Reserves	20.1	3.7	2.4	25.5	3.3	2.7	-9
Resources(2)
Measured Resources	1.2	3.6	0.1	—	—	—	—
Indicated Resources	9.4	3.2	1.0	—	—	—	—
Inferred Resources	9.8	4.0	1.3	—	—	—	—
Total Measured and Indicated Resources	10.6	3.2	1.1	—	—	—	—

Notes:

(1)	For the year ended December 31, 2021, the average reserve cut-off grades were 0.35 g/t to 0.40 g/t open pit 2.5 g/t to 3.5 g/t underground and metallurgical recovery was 65% to 96%.
(2)	For the year ended December 31, 2021, the average resource cut-off grades were 0.71 g/t to 1.05 g/t for mill feed (open pit) and 1.9 g/t to 3.8 g/t for mill feed (underground) and metallurgical recovery was 65% to 96%.
(3)	Reductions in Mineral Reserves at St. Ives have resulted from depletion and increased mining costs causing some open pit and underground Resources considered to be no longer economic at Gold Fields price guidance; this reduction has been balanced by extensions of some underground Reserves due to near-mine extensional drilling.
(4)	The effective date of the current Mineral Resource and Mineral Reserve estimates is December 31, 2021.

Mining Operations

The gold mineralisation at St. Ives is mined via both open pit and underground methods to depths generally not exceeding 1,000 m below surface. Some projects involve mining deposits on or under the Lake Lefroy salt lake so that extraction requires construction of bunds and other earthworks to provide access, stockpile areas and to prevent surface water incursion.

Open pit mining at St. Ives is by conventional drill and blast/truck and shovel extraction. Grade control is generally by inclined RC drilling on approximately 5 m x 10 m centres in plan projection. Production drilling ranges from 3.0 m x 3.5 m up to 5.0 m x 6.0 m patterns. Pre-split blasting in hard rock is utilised on 10 m to 20 m benches in fresh rock where required.

The underground mines at St. Ives are often extensions to the open pit mines. Underground operations are characterised by common features which allow a high-level of standardisation in operating strategy, mine design, stoping methods and mining equipment utilisation.

Underground mining portals are generally cut into unweathered ground at the lowest practicable level in the walls of the precursor pits. Underground mines are accessed via declines, with additional development of raises for return airways and ladderways as a secondary means of egress. Standard gradients of the declines are 1 in 7 and decline dimensions sized appropriately for the fleet of underground haul trucks (generally 5.5 m wide by 5.8 m high with arched backs).

Underground mining methods are largely determined by the geometry of the mineralised zones and the evaluation may involve a review of more than one method. Underground mining is dominated by mechanised mining by longhole open stoping (“LHOS”), with subordinate cut and fill and room and pillar methods for shallower dipping orebodies. The use of paste fill in conjunction with LHOS is applied where mandated by geotechnical factors or where the grade of the ore provides economic benefit.

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Due to the mining methods employed at St. Ives, a few pillars are created, especially within areas mined by LHOS and cut and fill methods. In the flatter dipping lodes where room and pillar mining methods are employed, pillars are used to ensure long term geotechnical stability. These pillars effectively reduce the proportion of mineralisation above cut-off that can be extracted. Permanent pillars in underground mine designs are excluded from the reported Mineral Reserves.

Processing and Recovery Operations

The centrally located 4.7 Mtpa Lefroy CIP process plant was commissioned in early 2005 with a flow sheet like the previous facility incorporating improvements resulting from an increased understanding of the ore mineralogy and metallurgical characteristics, along with newly available technological and equipment advances.

Ore from both the open pit and underground operations is transported from local surface ore pads at each project to the to the run-of-mine pad at Lefroy via surface road trains. Surface haulage works are carried out by a specialist contractor utilising dedicated on-road and off-road multiple trailer road trains.

The ore is fed into the primary crusher as a blend via a loader or direct tipped from the road train. The ore blend is managed according to grade and physical characteristics to optimise throughput and recovery in the process plant.

The ore is primary crushed using a 54/77 gyratory crusher and transported to a COS. Crushed product is transferred via feeders from the stockpile and ground to an 80% passing 125 µm using a 13 MW single stage variable speed 36’ x 20’ SAG mill and 315 kW pebble crusher in closed circuit. Classification of the mill discharge is performed by ten 20” hydro-cyclones. Cyclone overflow reports to the leaching circuit while the cyclone underflow returns to the mill with a split directed to the gravity recovery circuit.

The gravity recovery circuit comprises a gravity screen, two Knelson QS40 concentrators and an In-line Leach Reactor. Portions of the cyclone underflow slurry flow at a nominal 280 t/hour is fed to two Knelson QS40 concentrators after screening. The concentrate from the centrifugal concentrators is collected and subjected to intensive cyanidation in an ILR (3000BA) with the tailings recycled to the milling circuit.

Leaching of the cyclone overflow is carried out in five 3,400 m³ sequential leach tanks, and gold adsorption utilises a six-stage carousel AAC Pump Cell CIP circuit. Gold recovery from loaded carbon is via a 5 t split AARL elution, electrowinning and smelting circuit. Gold wool is stripped from both the gravity and CIP electrowinning circuits and calcined at high temperature. The calcine is further refined through smelting and crude doré is poured with the purity varying depending on the source.

Gold produced from the gravity circuit averages approximately 36.4% of total gold produced with the leach circuit producing approximately 56.0%, contributing to an overall processing reconciled recovery of 94.6% for 2021. Mineralogy, metallurgical characteristics and grades of ores from various areas are known to be variable, with total plant recovery being generally a function of ore source.

Infrastructure, Permitting and Compliance Activities

The major components of the St. Ives gold mining and processing operation are:

•	The operating Invincible and Hamlet underground mines accessed by declines.

•	The operating Neptune and Delta Island open pit mines.

•	A 4.7 Mt/pa CIP process plant with SAG mill.

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•	The TSF.

•	Administration centres.

St. Ives Gold Mining Company Pty Ltd (“SIGMC”), a wholly-owned subsidiary of Gold Fields, has security of tenure for all current exploration and mining tenements that contribute to Mineral Resources and Reserves. St. Ives operates in compliance with relevant environmental legislation and remains compliant regarding key environmental risks, namely: TSFs, processing of ore, land disturbance, chemical blending and storage, sewage and landfill operations and mine dewatering. All other permitting and licensing requirements to start any future mining operation, including but not limited to, issues of Aboriginal cultural heritage, local disturbance, clearing, environmental, power and water extraction/disposal permitting, follow well established authorisation protocols with the relevant state authorities.

Current permitting consists of:

•	Department of Water and Environmental Regulation (“DWER”):

•	Ministerial Statement 1128 provides approval for land access and disturbance over a defined part of the St. Ives operation.

•	Environmental Licence L8485 provides authorisation of defined polluting activities.

•	Ground water licence 171060 provides for abstraction of raw water from our production bore field.

•	Ground water Licence 62505 and 205729 provide for dewatering of mining areas.

•	Department of Mines, Industry Regulation and Safety (“DMIRS”):

•	One Mining Proposal RegID 81919 provides for approval for mining related activities, other than exploration, within active and historic mining areas within the operating area.

•	Mine Closure Plan RegID 88163 provides for progressive and end of mine closure and rehabilitation.

•	A range of Programs of Works provide approval for exploration activities across all SIGM tenements.

•	A range of Native Vegetation Clearing Permits for clearing not otherwise addressed by other approvals.

•	Department of Planning, Lands and Heritage:

•	Aboriginal heritage surveys are conducted on an ongoing basis across much of the site.

Currently, there are no legal or stakeholder issues that are likely to impact the mining operations.

Capital and Operating Costs and Economic Analysis

The operating and capital cost estimates are based on recent historic performance and the Mineral Reserve techno-economic study.

The NPV for St. Ives based on the DCF forecast at a 3.8% discount rate using the scheduled Mineral Reserves in the LoM plan is $206.9 million.

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Exploration, Development, and Production

The St. Ives operation currently comprises the Neptune open pit, Invincible South and Hamlet North underground mines with associated infrastructure and facilities that operate year-round.

The underground mines are accessed via declines. Mining contractors employ mostly LHS methods with paste/rock fill. The underground mines are relatively shallow and configured to mitigate geotechnical seismic risk through mine design, scheduling and defined ground support regimes.

The open pits are mined using conventional drill and blast with truck and shovel. Surface mining operations are conducted using an owner-operator mining fleet.

Ore from individual mining operations is transported with road trains to the central Lefroy processing facility.

There is a strong history of replacing and extending Mineral Resources and Reserves through down dip extensional drilling and exploration for additional proximal deposits at St. Ives. Annual exploration programs are however limited in their ability to define mineralisation ahead of current workings because they rely increasingly on underground development to provide drill platforms as operations transition to a predominantly underground operation. Nevertheless, there remains a high probability that exploration will be able to sustain reserve growth beyond the current LoM. Emphasis is currently on the continued expansion of the Invincible underground operations with full production now established. SIGMC is assessing the potential to expand Invincible production from the current 1.5 Mt/a to 2 Mt/a over the next three years. At Hamlet North, focus is on extending the mine down dip of the current Mineral Reserve following encouraging exploration drilling results. Open pit production continues at the Neptune complex, mining from pit Stages 5 and 6. Exploration drilling has significantly expanded the Neptune Stage 7 open pit, merging it with the main Neptune open pit. Pre-stripping of this cut-back commenced in late 2020.

Feasibility studies on Invincible Deeps underground and the Delta Island, Pistol Club and Justice open pits were progressed. Pre-feasibility studies are planned for the greater Invincible underground extensions and the Swiftsure and Santa Ana open pits.

Exploration drilling targeted additions to the Invincible and Neptune complexes. Drilling at Invincible is focused on the conversion of open pit resources at Invincible Footwall South and Lut into reserves. Growth in underground reserves at Invincible will be targeted by surface drilling at Invincible South and assessing strike extensions from underground drilling at Invincible South and the Link area between the Invincible and Invincible Deeps zones. Drilling completed at Hamlet North extended economic mineralisation down dip of the current reserve. Extensional drilling is ongoing at the Neptune Surface complex, targeting additional open pit stages.

Brownfield exploration continued to focus on the Lefroy Exploration joint venture, the Central Corridor, Kambalda West, and the Eastern and Western Basin areas. The Northern Speedway trend was explored for its open pit potential. A small resource was added at the Lut target adjacent to the Invincible Stage 7 open pit reserve as part of the Speedway North drilling.

Granny Smith

Project Description, Location, and Access

The following graphic illustrates the location of the Granny Smith operations, including tenements, administrative offices and plants.

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Granny Smith is owned by GSM Mining Company (Pty) Ltd., a wholly-owned subsidiary of Gold Fields. The mine is located 27 km southwest of the town of Laverton in the Northern Goldfields of Western Australia and is accessible via the Mt. Weld Road. Laverton has a sealed road to Perth, 950 km to the southwest, and Kalgoorlie, 400 km to the south. Mining methods at Granny Smith include room and pillar, bulk stopes and LHOS mining.

Granny Smith holds exploration licences, prospecting licences and mining leases covering a total area of approximately 92,397 hectares, including miscellaneous and 96 non-managed tenements.

Operational Infrastructure

Granny Smith open pit commenced in 2001 and included the 3.5 Mt/a conventional CIL processing plant, and modern surface infrastructure. The recent small, short life open pit LoM Reserve commenced in 2001 and has systematically progressed to become an underground mine. Granny Smith has an annual major and critical item condition survey to focus reliability and minimise down time and has a comprehensive maintenance strategy that includes owned regular equipment refurbishment or replacement. Granny Smith mine design and scheduling include sustainable capital to support the remaining year LoM Reserve. Granny Smith has contractors that conduct mining operations and who are responsible for maintaining and modernising the mining fleet. Mill and critical surface infrastructure underwent a major upgrade post acquisition approximately 6 years ago.

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The site operates on a fly-in fly-out basis with variable rosters. A well-maintained unsealed airstrip located approximately 8 km northeast of the camp provides air access from Perth for most employees and contractors. Flights are typically made four days per week under normal circumstances.

Legal ownership of all mineral and surface rights has been verified.

History

The Granny Smith deposits were discovered in 1987. In 1989, mining at Granny Smith commenced in the Granny Smith pit and continued in subsequent years, with the development of a series of open pits. In 1998, the Wallaby deposit was discovered 11 km southwest of Granny Smith. In November 2001, the first Wallaby ore was delivered to the mill.

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The Wallaby Open Pit was mined from October 2001 until December 2006. Underground mining at Wallaby commenced in December 2005 and is ongoing. Gold Fields acquired the mine in October 2013. Extensional exploration continues to define new mineralisation, and based on current underground Mineral Reserves from the Wallaby area, the LoM extends to 2030.

Historic Diamond Drilling

Granny Smith	Unit	2021	2020	2019	2018
Diamond Drilling	Metres	70,079	66,378	42,837	48,277

The diamond drilling has been geologically assessed, the results have been incorporated in Mineral Resource models.

Geological Setting, Mineralisation and Deposit Types

Granny Smith is in the Kurnalpi Terrane of the Archean Yilgarn Craton, a 2.7 Ga granite-greenstone terrane in southern Western Australia.

At a regional scale, the host greenstone belt is dominated by the Mt. Margaret Dome in the northwest and the Kirgella Dome in the southeast. These domes are flanked to the east and west by north-northwest striking shear zones of the Laverton Tectonic Zone, with the central zone between the two domes being dominated by north to north-northeast striking sigmoidal shear zones. These distinctly different strikes to the shear zones developed early in the tectonic evolution and resulted in a favourable architecture for late-stage orogenic gold mineralisation.

The stratigraphy of the Laverton region is defined broadly by a mafic-ultramafic succession overlain by an intermediate volcanic succession, which in turn, is overlain by siliciclastic basin successions (e.g. Granny Smith Basin and the Wallaby Conglomerate) and intruded by temporally and chemically distinct suites of felsic to mafic intrusive rocks. A significant unconformity occurs between the intermediate volcanic succession and the overlying siliciclastic basins.

The basin forming mechanisms are the source of much debate, varying from remnants of a region-wide basin, perched basins developed in a fold and thrust belt, to extensional basins. There are two distinctly different types of basin successions: one forming linear geometries such as the Mt. Lucky Conglomerate, and a second type, the Wallaby Conglomerate, that wraps around the southern margin of the Mt. Margaret Dome.

The Granny Smith gold deposits (including the Windich, Granny and Goanna lodes) occur along a north-trending structural corridor. The eastern contact zone of a granitoid intrusion within the metasedimentary rocks is the locus of the Granny Smith corridor mineralisation. The metasedimentary rocks consist of quartz-rich greywacke, lithic wacke and minor shale, and sandstone interbeds, with a basal conglomerate of clasts of shale, quartz, quartzite, banded iron formation and feldspar-phyric volcanic rocks.

The Granny Smith granodiorite is a small (2 km × 5 km) elongate pluton which is porphyritic and has mafic-rich margins. Aplitic pegmatite dykes, which only cut the granitoid, represent the last magmatic phase. The present erosional level is close to the roof of the pluton, and in places has a thin cap of sedimentary rocks.

Archaean orogenic lode mineralisation is the primary source of gold at Granny Smith.

The Wallaby lodes are flat-lying alteration zones hosted in magnetite amphibole altered conglomerates. Mineralised zones show moderate to long-range geological continuity and short-range grade continuity.

Other deposits and targets comprise of vein stock works and shears.

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Exploration

Exploration activities at Granny Smith during 2021 were focused on extensions to the Wallaby deposit to increase Mineral Resources and Mineral Reserves, and across the broader tenement package with the aim of discovering new gold deposits. Given Granny Smith is a well-established production stage property with a significant Mineral Resource and Mineral Reserve base, it is not disclosing any exploration targets.

Drilling

Drilling has been completed, with most activity focused on extending known mineralisation at Wallaby. Drilling activities were undertaken elsewhere on the property on early stage projects with potential to provide new mining fronts in the future. Granny Smith is a production stage property and the results from this work are not considered material.

All surface exploration drilling is conducted via DD rigs usually using HQ hole diameters through the weathered zone and changing to NQ2 size once competent ground is reached.

All underground DD rigs usually use HQ and NQ2 hole diameters.

Sampling, Analysis and Data Verification

All resource development and exploration samples for preparation and analysis are dispatched to ALS in Kalgoorlie or Perth by truck. Underground grade control and face samples are dispatched to the Granny Smith site laboratory facility on a daily basis. All samples are sorted on arrival at the laboratory and checked against the accompanying documentation, weighed and the sample numbers entered into the Laboratory Information Management System. Granny Smith is notified of any discrepancies prior to sample preparation commencing. Bar-coded sample labels and work sheets are used to control the workflow through the sample preparation and analytical phases. Samples are dealt with sequentially as per the instructions from Granny Smith. The samples within their calico bags are placed in a drying oven and dried at 105°C in a modern forced air oven. Where required (drill core), the dry samples are jaw crushed to -15 mm and then to 90% passing 3 mm. If over 3 kg, the sample is split using a stainless steel riffle splitter or a rotary splitter as per the instructions. A 3 kg split is taken and pulverised to 90% passing 75 µm in a LM5 pulveriser. A 250 g to 300 g scoop of the pulverised sample is placed in a labelled paper sample bag for analysis and the remainder of the pulp placed in the original calico sample bag and returned to Granny Smith for cataloguing and storage.

ALS is an independent testing, inspection, certification and verification company headquartered in Brisbane, Australia, with the laboratories which are used by Granny Smith located in Kalgoorlie and Malaga.

At the two ALS laboratories Granny Smith typically assays for gold using the 50 g FA method with an AAS finish to a 0.01 g/t Au detection limit. Samples above 60 g/t Au are re-assayed using a gravimetric finish to improve assay accuracy.

At the Granny Smith site laboratory, Granny Smith assays for gold using the 25 g FA method with an AAS finish to a 0.01 g/t Au detection limit.

On receipt, each laboratory batch is analysed to determine accuracy, precision and repeatability of each assay. All assay results are received directly from the laboratory in a digital format and automatically loaded into the database using scheduled automated database tasks. On loading, the assay results are subjected to an automated assay pass/fail process where the QAQC samples are evaluated and either passed or failed.

The execution of the mine and regional exploration programs were completed to industry best practice and are aligned with numerous standards and procedures developed by Granny Smith and Gold Fields over many years. The process consists of procedures, audits and sign-off documents for all key elements that input into the generation of a Mineral Resource model to ensure full compliance.

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Sample data is electronically captured in the field via acQuire® software. The acQuire® relational database system is used to store all drilling physicals, survey data, assay data and QAQC checks. All geological data is entered into acQuire® data logger software through the use of laptops. The acQuire® database import forms have built-in validation checks. Further cross validation of the data is undertaken following export from acQuire® and import into Datamine®.

Confirmation is required that all data imported into the acQuire® database was validated by the geologists. Confirmation is also required that validation of all data had occurred prior to it being imported into the final acQuire® tables. Only results accepted automatically or by the geologist are used in Mineral Resource estimation. Any primary results that failed the QAQC standards are rejected, re-assayed and re-imported for the geologists to approve.

Mineral Processing and Metallurgical Testing

Metallurgical testing of all new projects is completed as part of routine exploration operations. Selected drill core and chip samples are provided by the relevant geologists upon definition of discrete geological domains for separate analysis. Samples are composited from drill intersections to obtain a representative sample mass to reflect differing domains to determine future metallurgical impacts and options. The samples are dispatched to a third-party laboratory for metallurgical testing.

Many factors which can significantly impact on processing capability include the physical properties of the orebody (ore hardness, abrasiveness and breakage characteristics), liberation properties (grind/recovery sensitivity, gold-mineral associations, gravity recoverable gold content), metallurgical properties (oxidant sensitivity, leach rate profile, leach accelerant amenability) and the presence of other minerals or species that can contribute to additional reagent consumption or become a contaminating presence in the tailings stream. It is the aim of the metallurgical testing program to identify these factors and attempt to quantify their effects.

Testwork on the physical and liberation properties of deposits are conducted on the samples to develop orebody domain definition. This testwork is utilised to review whether existing Granny Smith processing capabilities are suited to process the required ore from these deposits. This is backed up by ongoing review and reconciliation work by the on-site process team who actively track and monitor metallurgical efficiency as part of standard operating practices.

Metallurgical testwork programs are ongoing at Granny Smith, based upon the progressive drilling and definition of new or existing mining area extensions that are associated with the exploration program.

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Attributable Mineral Reserves and Mineral Resources in excess of Reserves

The following table sets out the Mineral Reserves and Mineral Resources of the Granny Smith gold mine as at the end of each of the years indicated that are attributable to Gold Fields.

	Year ended December 31,
	2021			2020
	Tonnes (million)	Grade (g/t)	Gold (Moz)	Tonnes (million)	Grade (g/t)	Gold (Moz)	% Change(3)
Reserves(1)
Proved Reserves	2.2	4.9	0.4	2.2	5.0	0.4	-2
Probable Reserves	10.4	5.6	1.9	10.4	5.4	1.8	+3
Total Reserves	12.6	5.5	2.2	12.6	5.3	2.2	+2
Resources(2)
Measured Resources	4.1	5.3	0.7	—	—	—	—
Indicated Resources	20.7	5.0	3.4	—	—	—	—
Inferred Resources	11.0	5.0	1.8	—	—	—	—
Total Measured and Indicated Resources	24.8	5.1	4.1	—	—	—	—

Notes:

(1)	For the year ended December 31, 2021, the average reserve cut-off grades were 2.6 g/t to 3.5 g/t and metallurgical recovery was 92%.

(2)	For the year ended December 31, 2021, the average resource cut-off grades were 2.1 g/t to 3.0 g/t and metallurgical recovery was 92%.

(3)	Increases in Mineral Reserves are due to mine extensional and infill drilling around known ore shoots off setting depletion.

(4)	The effective date of the current Mineral Resource and Mineral Reserve estimates is December 31, 2021.

Mining Operations

Due to the variable sub-horizontal nature of the orebody, the mining methods at Wallaby underground mine involves a variation of a long-hole room and pillar methodology with no backfill in upper levels (above Z100 level) and hybrid of long-hole room and pillar with and without paste fill below Z100 level. The main mining method at Wallaby underground mine is inclined room and pillar (“IRP”). Other methods utilised are transverse LHS (“TLHS”) and sub-level LHS (“SLHS”). Bulk LHS is also used, but to a lesser extent.

IRP is used in areas of moderate ore dip (10° to 45°) and moderate ore width (4 m to 6 m). Multiple ore drives are developed on a fixed gradient to traverse the ore lenses following the ore contour on that elevation. Stoping is carried out on retreat from the ore extremity back to a central main lode access. Up-hole retreat stoping is employed with blast holes drilled at 76 mm diameter.

TLHS is usually used in near horizontal zones with thicknesses up to 20 m. In these extensive areas, the ore lode is divided into zones or mining panels approximately 150 m wide and 150 m long. Each panel is separated by regional barrier pillars to be mined at later stages of mining by retreat and are approximately 30 m wide. Each panel is in turn divided into several transverse mining stoping areas.

Ore development for each TLHS area is achieved by following the ore lode gradient with a set horizontal orientation. The ore drive is positioned approximately 2 m below the ore lode footwall, largely in a prevalent low-grade gold alteration area.

Each TLHS area is mined by up-hole retreat stopes using a long-hole raised slot mined back to a central access. TLHS stoping panels are limited to 15 m in width and 20 m in length with rib pillars surrounding all sides. Rib pillars dimensions are calculated for each zone based on geotechnical parameters. A wider pillar between ore drives is left under a minimum 5 m vertical pillar to reduce pillar slenderness.

SLHS with paste fill – This mining method is applied to areas where the orebody has a sub-vertical orientation (55° to 75°). Typical stope dimensions have a strike length of 20 m to 25 m and width of 3 m -7 m. Each stoping block is backfilled with paste after extraction. The lead stope on each level creates the starting void by employing long-hole rises and boxhole rises. Subsequent stoping panels are opened by firing against the backfilled mass of the preceding panel.

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Bulk LHS – This mining method is applied to areas where two or three lodes are combined, and the total ore thickness is greater than 20 m. The lodes are divided into zones or mining panels approximately 100 m wide and 100 m long. Each panel is separated by regional pillars to be mined at later stages of mining by retreat and are approximately 20 m wide. Areas are mined by up-hole retreat stopes using a long-hole raised slot mined back to a central access.

Processing and Recovery Operations

The Granny Smith process plant was originally commissioned in 1990 to treat oxide gold ores mined from the Goanna, Granny and Windich pits and was periodically upgraded to optimise recovery of the sulphide ore from Wallaby underground. The plant currently only treats Wallaby ore in campaign mode.

The crushing plant consists of two independent circuits: one for soft ore and another for hard/fresh ore. This is followed by a SABC grinding circuit, a gravity circuit, a leach/CIP train, a pressure Zadra elution circuit, a tailings recovery circuit and thickener.

The crushed product is fed from the stockpile and ground to P80 110 μm to 120 μm using a 3.9 MW variable speed 28’×12’ SAG mill, a 185 kW pebble crusher and a 4.0 MW ball mill in closed circuit. In 2015, a gravity circuit was retrofitted and comprises two 40” QS40 Knelson gravity concentrators in conjunction with an ILR 3000BA for intensive cyanidation of the gravity concentrate.

The leach circuit comprises six 2,000 m³ leach tanks with oxygen injection and six1,000 m³ CIP tanks. CIP tailings gravitate to two 1,800 mm × 4,900 mm vibrating safety screens before being pumped to the tailings retreatment circuit. The total circuit residence time at high throughputs is approximately 72 hours.

The tailings retreatment circuit was originally installed in 1996 to recover sulphide locked gold that was not recovered in the leaching and CIP circuit. The CIP tailings stream is first de-slimed to remove light particles before gravity separation through spirals to recover the heavy fraction of the de-slimed stream. The gravity concentrate is further liberated by ultra-fine grinding before being returned to the head of the leaching circuit. The tailings retreatment circuit was upgraded in 2015 and included a complete replacement of all six spiral banks and an increase in the capacity of the spiral feed and tails pumps. The tailings retreatment circuit contributes approximately 2.5% to the overall gold recovered.

The refinery uses the pressure Zadra method to strip gold from carbon and an ILR for gravity concentrate. Gold is recovered in the electrowinning cells before being smelted. Carbon is regenerated in a kiln before being returned to the CIP tanks. Gold produced from the gravity circuit averages approximately 34% of total gold produced with the leach circuit, including tailings recovery, producing the remainder.

Infrastructure, Permitting and Compliance Activities

The major components of the Granny Smith mining and processing operation are:

•	The Wallaby underground mine.

•	A 3.5 Mt/a CIP processing facility.

•	A TSF.

•	A hybrid power station.

•	Administration centres.

•	Granny Smith aerodrome.

•	An accommodation village.

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The key operating environmental permits for the operation are issued by Western Australian DMIRS and DWER and relate to:

•	Mining Proposal which includes land clearing, disturbance and infrastructure;

•	Environmental Licence;

•	Native vegetation clearing;

•	Mine dewatering (category 06);

•	Water abstraction and groundwater operating strategies;

•	Sewerage facility (category 54);

•	Putrescible landfill site; and

•	Mine Closure Plan.

Gold Fields maintains a tenement management auditing system that flags lease renewals to meet the renewal process timeline and to keep the tenement ownership in good standing by meeting expenditure and other conditions.

Granny Smith has security of tenure for all current exploration and mining tenements that contribute to Mineral Resources and Mineral Reserves. Granny Smith operates in compliance with relevant environmental legislation and remains compliant regarding key environmental risks, namely: TSFs, processing of ore, land disturbance, chemical blending and storage, electric power generation, sewage and landfill operations and mine dewatering. All other permitting and licensing requirements to start any future mining operation, including but not limited to, issues of Aboriginal cultural heritage, local disturbance, clearing, environmental, power and water extraction/disposal permitting, follow well established authorisation protocols with the relevant state authorities.

In 2019, a claim under the Native Title Act 1993 by the Nyalpa Pirniku People (WAD91/2019) was registered. This claim covers the entire Granny Smith mining operations. Granny Smith is currently engaged in early discussions with the Nyalpa Pirniku People under the ‘right to negotiate’ process with respect to certain ancillary tenure. This claim was still under determination as at December 2021. In May 2021 a Heritage Agreement was signed between Granny Smith and Nyalpa Pirniku.

Granny Smith consults with relevant Aboriginal stakeholder groups (including the Nyalpa Pirniku) to ensure that areas of Aboriginal cultural heritage are identified and recorded. Granny Smith also actively contributes to initiatives that assist the host community.

The overall closure liability for Granny Smith is currently estimated at $65.5 million.

Capital and Operating Costs and Economic Analysis

Capital costs for Granny Smith include equipment replacement, underground mine development costs, infrastructure upgrades, process plant integrity and other minor expenditures to maintain operations. Major budgeted capital cost items include underground development, ventilation, dewatering, power, escapeways, exploration, TSF construction and expansions.

The NPV for Granny Smith as at December 31, 2021 based on the DCF forecast at a 3.8% discount rate using the scheduled Mineral Reserves in the life of mine plan is $204.3 million.

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Exploration, Development, and Production

Granny Smith is an underground gold mining operation with all currently ore sourced from Zones 250/60, 70, 80, 90, 100, 110 and 120 at the Wallaby mine. Access to the Wallaby underground mine is via a portal established within the former Wallaby open pit. The mine operation is trackless, with truck haulage from underground via a decline and ramp to the surface. The main underground mining methods are inclined room and pillar and LHS.

The Wallaby underground mining equipment is predominantly an owner-operated fleet, with maintenance activities undertaken in-house. Some development, cable bolting and charging activities are completed by contractors. A contractor fleet of 190t capacity road trains transports the stockpiled surface ore to the Granny Smith process plant.

A feasibility study on Zone 135 at approximately 1,450 m below surface in parallel with initial development was completed and approved during 2021.

Exploration activities at Granny Smith during 2021 were focused on extensions to the Wallaby deposit and across the broader tenement package with the aim of discovering new gold deposits.

In-mine exploration and resource drilling at Wallaby focused on infill and extensions of Zone 135 and Zone 150. Infill of Zone 135 confirmed continuity of the main lode with all holes returning mineralised intercepts. Drilling identified an extension of the Zone 135 Vertical East lodes to the east and confirmed mineralisation of the Zone 135 Vertical West lodes. Zone 150 extensional drilling identified mineralisation at expected depths which returned assays of economic tenor.

The 2022 exploration program will continue to focus on Mineral Resource and Mineral Reserve growth at Wallaby through extensions both laterally and at depth with further drilling of the Zone 135 Horizontal and Vertical lodes to close-out open areas and define the full orebody footprint. 100 x 100 m conversion drilling in Zone 150 will continue to test geological and grade continuity in the southern half of the orebody while 50 x 50 m infill drilling will commence in the northern half. The aim is to complete 50 x 50 m drilling on greater than 70% of the Zone 150 Main lode for a pre-feasibility study in Q1 2023.

Follow-up bedrock testing of high-priority surface exploration targets will continue. The in-mine exploration program will be supported and extended by a surface drilling program around the Wallaby deposit. At Granny Smith, drilling will evaluate further east-dip shear repeats in the footwall.

Agnew

The following graphic illustrates the location of the Agnew operations, including tenements, administrative offices and plants.

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Agnew Gold Mining Company Proprietary Limited (“AGMC”) was incorporated in 2001, comprises the Agnew and Lawlers mines and is located 23 km west of Leinster, approximately 375 km north of Kalgoorlie and 870 km northeast of Perth, Western Australia. AGMC holds exploration licences, prospecting licences and mining leases covering a total area of approximately 72,542 hectares. Agnew operates two underground mines, namely Waroonga and New Holland. The primary mining method at Waroonga is SLHS with paste fill. The New Holland mining method depends on the geometry of the ore structure, with the primary method being LHOS. Extensional and near mine exploration continues to generate new Mineral Reserves and extend the LoM which is currently to 2025.

Operational Infrastructure

Agnew/Lawlers EMU open pits commenced in 1986 and included the 1989 EMU increased capacity to 1.3 Mt/a conventional CIL processing plant, and modern surface infrastructure. The recent small, short life Waroonga open pit LoM Reserve commenced in 2003 and has systematically progressed to become the predominant underground mine. Agnew has an annual major and critical item condition survey to focus reliability and minimise down time and a comprehensive maintenance strategy that includes owned regular equipment refurbishment or replacement. Agnew mine design and scheduling include sustainable capital to support the remaining year LoM Reserve. Agnew has owner operator and contractor mining operations and who are responsible for maintaining and modernising the mining fleet. A new crushing facility is currently being installed.

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Agnew has one metallurgical plant in operation and is serviced by sealed road infrastructure to the mine gate. Supplies are generally trucked in from Perth or Kalgoorlie. Agnew is a fly-in fly-out operation with local services and external accommodation including air transport with a sealed runway. A new mine owned camp and runway upgrade was completed in 2019, which accommodates the mine employees and contractors. The bulk of the water is supplied from the mining operations and recovered from the in-pit tailings facility and previously mined pits. In 2020, a hybrid renewable power plant was commissioned, including solar, wind turbine, gas generator, battery power storage and diesel back-up power solutions. This power plant is operational and continues to supply power to the operation.

Legal ownership of all mineral and surface rights has been verified.

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History

Gold was discovered at the Agnew mine in 1895 and production was intermittent until WMC acquired the operation in the early 1980s and constructed the current mill in 1986. Since that time, numerous open pits and underground operations have been mined. During 2001, Gold Fields acquired the Agnew mine from WMC.

Gold was discovered around the same time at the Lawlers mine. In 1984, Forsayth NL purchased the Great Eastern lease and constructed the Lawlers mine’s processing plant (the Lawlers Mill). Mechanised open pit mining commenced in 1986. The New Holland underground mine opened in 1998 and in 2001 Barrick acquired the Lawlers mine as part of its merger with Homestake. In 2013, Gold Fields purchased Lawlers from Barrick and the Lawlers Mill was placed on care and maintenance.

Historic Diamond Drilling

Agnew	Unit	2021	2020	2019	2018
Diamond Drilling	Metres	72,978	56,502	73,705	64,221

The diamond drilling has been geologically assessed, the results have been incorporated in Mineral Resource models.

Geological Setting, Mineralisation and Deposit Types

Agnew is located in the northern portion of the north-northwest trending Archean Norseman-Wiluna Greenstone Belt, which forms part of the Yilgarn Craton, a 2.7 Ga granite-greenstone terrain in southern Western Australia.

The rocks of the belt comprise abundant tholeiitic and komatiitic volcanic rocks, cherts, sulphidic and albitic sedimentary rocks, and a chain of discrete felsic volcanic centres. There is limited banded iron formation compared with the other greenstone belts in the Yilgarn Craton. The gross structure is markedly linear, with north-northwest trending strike-slip faults traceable for hundreds of kilometres, which disrupt the greenstone belt into fault-bound domains. In comparison to other greenstone belts in the Yilgarn Craton, the Norseman-Wiluna Greenstone Belt is enriched in gold and nickel mineralisation.

Gold deposits along the Norseman-Wiluna Greenstone Belt are hosted within a diverse range of rocks, including basalts and dolerites, fine to coarse-grained sedimentary rocks, and felsic to intermediate intrusives. Host rocks are commonly metamorphosed to greenschist or lower amphibolite facies. Gold mineralisation is typically structurally controlled, occurring within a network of shear zones proximal to major regional faults. The most important gold mineralisation styles are shear hosted quartz-carbonate bearing breccia lodes and associated quartz vein arrays, together with finely disseminated gold associated with zones of strong hydrothermal alteration. Alteration comprises silica or albite-rich zones, associated with ankerite, sericite, biotite or amphibole, together with pyrite, pyrrhotite or arsenopyrite as sulphide-bearing phases.

The stratigraphic succession in the Agnew area comprises tholeiitic basalts, high-Mg basalts and ultramafic flows over two magmatic cycles. The lower mafic/ultramafic volcanic pile is intruded by a series of layered mafic intrusions, fractionated from quartz dolerite roofs to pyroxenite basement. Unconformably overlying the lower Agnew greenstone sequence are two sedimentary basins; the Vivien Formation volcaniclastics folded around the north-plunging Mt. White syncline in the north of the property and conglomerates, arenaceous metasediments and greywackes of the Scotty Creek Formation to the west of the property. Plutonic rocks ranging in composition from tonalite to monzogranite form the Lawlers granitic complex and intrude the hinge of the north-plunging Lawlers anticline in the south of the property.

The succession is metamorphosed to upper greenschist-lower amphibolite metamorphic facies.

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The Waroonga, New Holland and Redeemer complexes are situated on the western limb of the Lawlers Anticline in proximity to the north-northeast trending EMU shear. Further west, the Scotty Creek metasediments are in fault contact with the regional-scale, Waroonga Shear flanking granite-gneiss terrain.

The Archean basement rocks range from unweathered outcrop to deeply weathered under Tertiary and Quaternary regolith. The weathering horizons are variably exposed, stripped or buried by localized thick accumulations of Permian sedimentary rocks or blanketed by more recent sediments that have in turn been lateritised. The depth of weathering is strongly controlled by rock-type, with ultramafic to mafic rocks generally being more susceptible to weathering than intermediate to felsic rocks.

The most substantial gold deposits and the focus of most previous exploration and mining activity at Agnew are located along the western limb of the Lawlers anticline (Waroonga, Redeemer and New Holland complexes) spatially related to the north-northwest trending Waroonga and EMU shears.

Although all Agnew deposits broadly occur at the intersections between structures and stratigraphy, there are subtle differences in alteration and mineralisation that are controlled in part by the local host rock chemistry. Mineralisation zones are discontinuous with short range predictability.

Significant deposits are also found on the eastern limb (e.g. McCaffery, Fairyland) and associated with late-stage geological cross-structures (Lawlers). These deposits were explored and mined by previous owners of the property.

While most of the western limb deposits are broadly related to intersections between structures and mafic-ultramafic stratigraphy, there are subtle differences in alteration and mineralisation controlled in part by the local host rock chemistry. Songvang is unusual in its relatively high lead, silver and fluorine content, possibly reflecting input from tonalite and porphyry intrusions. There also appears to be a slight decline in mineralisation temperatures from south to north, associated with the north plunge of the Lawlers anticline and resultant erosion of the overlying, lower temperature rocks to the south. This temperature change is reflected in the changing mineralisation styles from south to north, with biotite-garnet alteration assemblages dominating to the south and quartz veining to the north.

Deposits on the property are typically Archean orogenic type gold deposits. They are generally associated with flexures in regional-scale structures, shearing, increased quartz veining and albite-chlorite-pyrite-arsenopyrite alteration.

Exploration

Agnew is a well-established production stage property with a significant Mineral Resource and Mineral Reserve base, it is not disclosing any exploration targets. Agnew has been owned and operated by Gold Fields for approximately two decades and has a track record over this period of consistent discovery, resource development and reserve generation on an annual basis to replace production depletion and maintain the LoM. Agnew’s strategy of consistent annual investment in brownfield (on-lease or near-mine extensional) exploration to extend mine life is viewed as offering the best route to lower-cost, lower-risk resource and reserve growth in well-understood geological environments. This approach has proved successful and continues to deliver operational flexibility and life extension.

Drilling

Material exploration drilling during 2021 was focused on extending known mineralisation at the Waroonga, New Holland and Greater Redeemer complexes to support short to medium term expansion of the current mining footprints. Drilling activities beyond these areas were undertaken on early-stage targets to explore for a longer-term pipeline of projects with potential to provide new mining fronts in the future. Agnew is a production stage property and the results from this work are not considered material.

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All drilling is completed by third party contractors under formalized contracts to quality specifications with routine validation and monitoring by Agnew staff. Surface diamond core drilling is generally NQ2 or HQ diameter, while underground diamond core drilling is usually NQ2 core: standard diameter 50.6 mm. (2 inches) or LTK60 diameter. Underground drilling is exclusively diamond core drilling carried out by contractor Barminco, while all surface diamond core drilling is carried out by DDH1 with Strike drilling subcontracted for RC percussion and AC drilling.

Sampling, Analysis and Data Verification

Diamond core drilling: samples are marked up with a maximum core length of 1 m, depending on the core size. Where possible the core is cut in half with one half submitted for analysis. Core is whole sampled if it cannot be cut (e.g. underground resource definition and grade control holes).

RC: the whole sample is recovered through a cyclone attached to the drill rig and reduced to around 3 kg using a Metzke fixed cone splitter. A split duplicate sample is also collected for comparison. Samples are recorded as “dry”, “damp” or “we”’. Where the drill operator is unable to lift the air from the hole in order to keep the sample dry for approximately 4 to 6 m, the hole is ended.

AC: the whole sample is recovered through a cyclone attached to the drill rig and reduced using a Metzke fixed cone splitter. A split duplicate sample is also collected. In wet horizons, the total sample is collected and manually sub-sampled utilizing the fractional scooping technique. Most of this work is completed at the laboratory where the sample is dried, homogenised, split and analyzed. Wet sample cyclone preparation causes a high sample duplicate bias, whereas adapting to the fractional scooping technique improves duplicate sample bias in wet sample preparation.

Agnew changed from using the traditional fire-assay analysis method for gold to the PhotonAssay analysis method. The PhotonAssay method involves exposure of samples with high energy X-rays causing excitation of atomic nuclei with resulting production and decay of a gold isomer. Gamma rays emitted from the isomer decay are detected and the atoms of gold in the sample can be counted. PhotonAssay is highly accurate, chemical-free and completely non-destructive of the sample. A 450 g to 500 g single-use jar allows for bulk analysis with no chance of cross contamination between samples.

Samples transported to MinA Kalgoorlie for PhotonAssay undergo crushing and sub-sampling through the MinA automated sample preparation facility or manual sample preparation. This comprises a single stage coarse and fine crush using a Boyd crusher to 2 mm to 3 mm. Approximately 450 g to 500 g sub-sample is obtained via a riffle splitter and deposited into a PhotonAssay jar. The jars are passed through the automated PA1408X (‘MAX’) system for analysis.

Analysis is by 50 g fire-assay with an AAS finish. Gold assay values of >60 g/t Au undergo gravimetric analysis.

The execution of mine and regional exploration programs is completed to industry best practice and is aligned with numerous standards and procedures developed by Agnew and Gold Fields over many years. The process consists of procedures, audits and sign-off documents for all key elements that input into the generation of a Mineral Resource model to ensure full compliance.

All data at Agnew is stored in a Sequel database (“SQL”) relational database format using a proprietary front-end software interface (acQuire®), which enables definition of tasks, permission management and database integrity. The Sequel database is configured for optimal validation through constraints, library tables, triggers and stored procedures. Data that fails the import rules are rejected or stored in buffer tables until corrected.

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Mineral Processing and Metallurgical Testing

Routine metallurgical recovery testwork is undertaken on core samples selected from projects representing potentially prospective Mineral Reserves. Upon definition of discrete geological domains or lithologies, individual composite samples of DD core are selected and collected by the relevant geologist for subsequent laboratory-scale metallurgical response testwork. Samples are typically composited from diamond core drilling to obtain single continuous mineralised intercepts (including expected internal and external ore dilution) from a known single spatial location, typically (and more recently) representing single geological domains or lithologies.

The number of samples selected per potential ore mining source is approximately based upon the nature (size and geological homogeneity) of the orebody, the study stage (i.e., scoping, pre-feasibility or feasibility), and the variability of the metallurgical recovery response, when known.

Metallurgical testwork programs are ongoing at Agnew, based upon progressive drilling and the definition of new or existing mining area extensions that are associated with the exploration programs.

Attributable Mineral Reserves and Mineral Resources in excess of Reserves

The following table sets out the Mineral Reserves and Mineral Resources of the Agnew gold mine as at the end of each of the years indicated that are attributable to Gold Fields.

	Year ended December 31,
	2021			2020
	Tonnes (million)	Grade (g/t)	Gold (Moz)	Tonnes (million)	Grade (g/t)	Gold (Moz)	% Change(3)
Reserves(1)
Proved Reserves	0.02	7.2	0.004	0.1	2.3	0.008	-50
Probable Reserves	5.1	6.1	1.0	5.2	5.5	0.9	11
Total Reserves	5.1	6.1	1.0	5.3	5.4	0.9	10
Resources(2)
Measured Resources	0.1	5.8	0.02	—	—	—	—
Indicated Resources	8.1	4.7	1.2	—	—	—	—
Inferred Resources	7.6	4.5	1.1	—	—	—	—
Total Measured and Indicated Resources	8.2	4.7	1.2	—	—	—	—

Notes:

(1)	For the year ended December 31, 2021, the average reserve cut-off grades were 2.6 g/t to 4.6 g/t mill feed (underground) and 0.9 g/t to 1.1 g/t (open pit) and metallurgical recovery was 93.4%.

(2)	For the year ended December 31, 2021, the average resource cut-off grades were 2.2 g/t to 4.1 g/t mill feed (underground) and 0.8 g/t to 0.9 g/t (open pit) and metallurgical recovery was 93.4%.

(3)	Increases in Mineral Reserves at Agnew are due to incorporation of down dip extensions to known ore shoots through underground extensional drilling which have wholly offset depletion.

(4)	The effective date of the current Mineral Resource and Mineral Reserve estimates is December 31, 2021.

Mining Operations

In open pit mining, access to the orebody is achieved by stripping the overburden in benches of fixed height to expose the ore below. This is most typically achieved by drilling and blasting an area, loading the broken rock with excavators into dump trucks and hauling the rock and/or soil to dumps. The overburden material is placed on designated waste storage facilities (“WSFs”).

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Extraction of the orebody involves a similar activity as in stripping the overburden. Lines are established on the pit floor demarcating ore from waste material and the rock is then drilled and blasted. Post blasting, the ore is loaded into dump trucks, based on a defined ‘dig plan’ demarcating the position of the ore and waste boundaries post the heave and throw movement caused by the blasting, and hauled to interim stockpiles or directly to the crusher at the process plant, while the waste is hauled to WSFs.

For Agnew’s underground mines, access is through single or multiple decline haulages extending from surface portals. Horizontal and decline development at various intervals from the main decline, known as levels, extend laterally and provide access to the ore horizons for mining.

Once an orebody is accessed for mining (or stoping), production activities consisting of drilling, blasting, cleaning, ground support and transporting rock.

Broken ore is loaded straight from the stope face into trucks, using mechanical loaders, and hauled to the surface by underground dump trucks via the declines. Application of backfill or paste fill to the mined-out areas to support the ground is based on local conditions and is not always required in shallow underground mining areas.

Processing and Recovery Operations

The 1.3 Mt per annum (approximate) Agnew CIP process plant is a conventional crush-grind-leach-CIP circuit as all ore sources are reasonably amenable to gold extraction using cyanide.

The crushing circuit comprises of a primary jaw crusher followed by a secondary and two tertiary crushers in closed circuit with double deck screens. Crushed product is fed from the fine ore stockpile and ground to 80% passing 125 μm using a two-stage closed circuit primary and secondary ball milling circuit with two overflow type ball mills and 1,200 kW motors.

The gravity circuit comprises two 40” QS40 Knelson concentrators with dedicated InLine Leach Reactor for intensive cyanidation of the gravity concentrate.

The leach circuit is comprised of three air agitated Pachuca leach tanks each providing an effective volume of 4,100 m³. The adsorption circuit consists of six air agitated Pachuca adsorption tanks with an effective volume of 3,000 m³. Each adsorption tank is fitted with “V” style inter-stage screens and an airlift carbon advance system. Loaded carbon is recovered from the first adsorption tank via a vibrating loaded carbon screen. Loaded carbon from the adsorption circuit reports to the acid wash hopper where it undergoes a hot hydrochloric acid wash.

Acid washed carbon is loaded into a pressure Zadra elution column followed by electrowinning at approximately 130°C and 350 kPa. The elution column has a 3.0 t capacity and one elution is conducted each day. Barren carbon from the elution circuit is regenerated in a carbon regeneration kiln.

Infrastructure, Permitting and Compliance Activities

The major components of the Agnew mining and processing operation are:

•	The operating Waroonga and New Holland underground mines accessed by declines.

•	A 1.3 Mt per annum capacity crushing, milling and CIP process plant.

•	The TSF.

•	A hybrid renewable power plant.

•	Administration centers.

•	Engineering workshops.

•	A residential camp.

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The key operating environmental permits for the operation are issued by DMIRS and DWER and relate to:

•	Mining Proposal which includes land clearing, disturbance and infrastructure;

•	Environmental licence;

•	Native vegetation clearing;

•	Mine dewatering (category 06);

•	Water abstraction and groundwater operating strategies;

•	Sewerage facility (category 54);

•	Putrescible landfill site; and

•	Mine Closure Plan.

The operation has these permits in place and manage the obligations through the INX InForm (legal register process).

A Mining Proposal has been approved by the DMIRS for the Barren Lands Open Pit Project. Amendments to the site Environmental Licence which is governed by the DWER may be required for dewatering of the open pit during operations or dewatering of the planned Redeemer underground operations.

Heritage surveys were conducted across all future expansion areas to support both mine development and exploration targets. At this stage no Section 18 approvals are required under the Aboriginal Heritage Act to support future operations and drilling.

A Project Management Plan is currently being developed for submission to the DMIRS for the Barren Lands Open Pit Project, which is a requirement before mining can commence. There are no significant encumbrances to the property or Agnew’s ability to execute the LoM plan from a current or future anticipated permitting perspective.

Capital and Operating Costs and Economic Analysis

Major budgeted capital cost items for the December 31, 2021 Mineral Reserve LoM plan include underground works, access developments for extensions, additional drilling including the Sheba South 811 drill drive, Sheba vent upgrade, Kath vent upgrade, Kath access and decline and mining studies. Capital has also been attributed to new project startup costs for Barren Lands Open Pit and Underground and Redeemer Zone 2. Exploration expenditure is also budgeted for the growth and resource/reserve conversion pipeline.

The operating costs covers mining, cartage, processing, onsite and offsite administration. This total excludes rehabilitation and closure costs of $43 million, inclusive of the additional provision for new open pits, power station and equipment leasing costs of $117 million.

The Agnew Mineral Reserves currently support a 6-year LoM reserve plan that values the operation at a NPV of $23.7 million at a discount rate of 3.8% and the reserve gold price of $1,300/oz.

This valuation includes closure liabilities associated with historical and planned mining activities, as well as staff redundancy and power-contract termination liabilities.

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Exploration, Development, and Production

Agnew is a well-established mining operation and exploration activities are focused on discovery and resource development aimed at replacing production depletion and growth in Mineral Reserves to maintain operational flexibility and sustainability. Agnew’s exploration and development strategy focuses on the extension of existing orebodies and the discovery and delineation of new orebodies both at existing sites and at undeveloped sites across the property. Once a potential orebody has been discovered, exploration is extended and intensified in conjunction with comprehensive infill drilling, in order to enable clearer definition of the orebody and its technical and economic characteristics to profile the potential portions to be mined. Geological, geochemical, geophysical, geostatistical, geotechnical and geometallurgical techniques are constantly refined to improve effectiveness and the economic viability of prospecting and mining activities. A multi-year budget is established to ensure traction on exploration strategies to secure strong exploration project pipelines with the capacity to deliver new Mineral Reserves and mining fronts that extend the LoM.

The Greater Agnew Project (GAP) project, expected to be staged over the next three to four years, will provide an integrated view of the mine’s full site potential and cost base aimed at extending LoM and sustaining the operation at current metal production levels beyond 2027. If the GAP is not implemented at Agnew over the scheduled project timeline, cost control and the achievement of the AIC/oz metric will be important.

Agnew comprises three underground mining areas referred to as Waroonga, New Holland and Redeemer. Waroonga and New Holland have been amalgamated into a single mine with a link drive.

Waroonga is predominantly mined using long hole sub level stoping with cemented paste fill. The underground mining is carried out under contract to Barminco, including the supply and maintenance of all underground mobile equipment. The mining methods used at New Holland are LHOS and inclined room and pillar. All underground mining there is completed by an owner-operator team.

The planned Redeemer Zone 2 and Barren Lands underground developments will be mined by LHOS with pastefill in selected areas.

Open pit mining by conventional drill and blast, and truck and shovel operations is also scheduled in the LoM plan at Barren Lands, Maria South, Hidden Secret/Glasgow Lass and 450 South.

Exploration drilling completed during 2021 was focused on extending the Waroonga, New Holland and Redeemer complexes to extend the LoM.

Infill drilling at Waroonga further defined the significant Kath Lower lode, which remains open down-plunge. Extensional and infill drilling was also completed at the Waroonga North lodes, replacing ore depleted by mining. Down-plunge extensional drilling of the Kim lode continued to return positive results. Step-out and infill drilling is planned for the Waroonga North, Kath Lower, Main South, FBH South and Kim South areas.

At New Holland, extensional and exploration drilling was conducted at Hidden Secret, Sheba South and Sheba North lodes. The drilling at Sheba South defined a significant high-grade extension of the Sheba lode. Further drilling is planned at Sheba South, Sheba North and Hidden Secret.

Drilling also continued to grow the Redeemer underground complex. At Barren Lands, resource conversion drilling down-plunge of the proposed Barren Lands open pit added to the underground Mineral Reserve, which remains open down-plunge. Drilling the Redeemer North lode confirmed the geometry and thickness of the mineralisation, resulting in the reinstatement of Redeemer North as a Mineral Resource. Planned exploration includes Mineral Resource conversion drilling at Barren Lands, Redeemer North and Redeemer Zone 2 North, and testing of down-plunge extensions. Recent LoM infrastructure investments to secure a sustainable future include completion of a link drive between the Waroonga and New Holland mines, completion of the solar farm, wind farm and gas electricity facility and upgrades to underground infrastructure and ventilation in existing mines.

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Gruyere

The following graphic illustrates the location of the Gruyere gold mine operations, including tenements, administrative offices and plants.

Project Description, Location, and Access

The Gruyere deposit is located within the Yamarna Terrane of the eastern Yilgarn, Western Australia. Gruyere is located 200 km east of Laverton and 1,000 km north-east of Perth and is accessible by road and by air, with a sealed airstrip near the camp. The operation runs on a fly-in fly-out basis with variable rosters.

The project holds licenses for mining, exploration, prospecting and miscellaneous use of a total area of approximately 142,092 hectares. The Gruyere mine utilises mining contractors to mine the open pit using conventional drill, blast, load and haul activities.

Operational Infrastructure

Gruyere open pit commenced in 2018 and included the 2019 7.5 to 10 Mt/a conventional CIL processing plant, and modern surface infrastructure. The recent open pit LoM Reserve commenced in 2018 with numerous small, short life open pits in the LoM Reserve. Gruyere has an annual major and critical item condition survey to focus reliability and minimise down time and has a comprehensive maintenance strategy that includes owned regular equipment refurbishment or replacement. Gruyere mine design and scheduling include sustainable capital to support the remaining year LoM Reserve. Gruyere has contractors that conduct mining operations and who are responsible for maintaining and modernising the mining fleet.

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The Gruyere joint venture (the “Gruyere JV”) comprises five open pits plus ore stockpiles. The operation has a processing plant and is supported by a power station with gas pipeline and power distribution lines, borefields and water supply infrastructure, centralised administrative offices; engineering workshops, accommodation village; airstrip and road networks.

Legal ownership of all mineral and surface rights has been verified.

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History

Gold Road discovered the primary mineralisation at Gruyere in 2013. The Gruyere operation is 50% owned and operated by Gold Fields after forming a joint venture with Gold Road Resources in November 2016. Pursuant to the joint venture with Gold Road Resources (ASX listed), Gold Fields holds a 50% interest (through its subsidiary) in the Gruyere Mining Co Pty, which has a 100% interest in Gruyere. Gold Road Resources also holds a 50% interest in the Gruyere Mining Co Pty. Gruyere’s first gold was poured in 2019.

Historic Diamond Drilling

Gruyere (Gold Fields share)	Unit	2021	2020	2019	2018
Diamond Drilling	Metres	12,425	2,253	7,802	1,206

The diamond drilling has been geologically assessed, the results have been incorporated in Mineral Resource models.

Geological Setting, Mineralisation and Deposit Types

Gruyere is an Archaean orogenic gold deposit situated in the central part of the Dorothy Hills Greenstone Belt, which is a sub-basin in the north-eastern portion of the Yamarna Greenstone Belt. The Yamarna and Dorothy Hills Greenstone Belts are the easternmost known greenstone belts of the Archean Yilgarn Craton, a 2.6 Ga granite-greenstone terrain in southern Western Australia.

These two greenstone belts form part of the Yamarna Terrane. The western margin of the terrane is marked by the 350 km long Yamarna Shear Zone, which is a broad, crustal scale, east-dipping listric shear zone separating the Yamarna Terrane from the older Burtville Terrane to the west. The eastern margin of the terrane is typically sheared against interpreted metagranitic rocks concealed under cover.

The northwest trending Yamarna Greenstone Belt on the western margin of the Yamarna Terrane extends over a 250 km strike length, varying in width from 3 km to 30 km. Approximately 25 km to the east is the poorly exposed northwest-trending Dorothy Hills Greenstone Belt which extends over a 90 km strike length and varies in width from 3 km to 10 km. In comparison to other greenstone belts in the Yilgarn Craton, the geology of the Yamarna Terrane, including the Yamarna and Dorothy Hills Greenstone Belts, remains poorly understood.

The Archean basement rocks are dominantly covered by Quaternary aeolian sands generally 1 to 3 m thick with localised sand dunes up to 10 m in height or by localised thick accumulations of semi-consolidated Cenozoic sedimentary rocks.

The Gruyere deposit is a large shear-hosted, Archean orogenic gold deposit located on a flexure point of the regional-scale Dorothy Hills Shear Zone within the Dorothy Hills Greenstone Belt, where the shear zone changes from a northerly to a north-northwest direction.

Gold mineralisation at the Gruyere gold deposit is developed in the monzonite porphyry in response to a complex structural event. The monzonite porphyry, which is more competent and brittle with respect to the more ductile host rocks, suffered increased cracking and fracturing compared to the adjacent rock types. This created increased permeability allowing gold bearing mineralising fluids to flow through the rock mass and deposit gold.

Multiple quartz vein sets are mapped through the deposit. These fall into three broad orientations: consistent tabular quartz veins with a shallow dip to the southeast varying from 1 cm to 100 cm in thickness; irregular quartz veins with a moderate dip to the northwest; and quartz-carbonate shear veins parallel to the shear foliation.

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The entire Gruyere quartz monzonite is variably altered and gold grade is related to variations in style and intensity of alteration, structure, veining and sulphide content, with the alteration intensity ranging from very weak to very strong intensity. Early-stage alteration comprises a brick-red haematite-magnetite assemblage associated with background (<0.3 g/t Au) gold mineralisation. Weak to strong gold mineralisation is increasingly associated with sericite, sericite-chlorite, chlorite-muscovite, chlorite-muscovite-albite, and strong albite alteration. The mineralised strike is 2,200 m with a known vertical extent of over 1,100 m.

Sulphides are commonly associated with the gold mineralisation, with pyrite dominant in the upper areas and pyrrhotite increasing with depth. Arsenopyrite is commonly associated with quartz veining in areas of highest grade gold mineralisation.

A persistent 1 m to 5 m wide steeply dipping mafic dyke is located proximal to the hangingwall zone. Multiple thin sub-parallel, intensely sheared, predominantly mafic rocks occur internal to the monzonite porphyry and are interpreted to be rafts of the initial shear zone caught up in the monzonite porphyry during the intrusion of the unit and post mineralisation dykes.

Gruyere and other deposits on the property are Archean orogenic type gold deposits. They are typically associated with flexures in regional-scale structures, shearing, increased quartz veining and albite-chlorite-pyrite-arsenopyrite alteration.

Gold mineralisation within the Attila-Alaric trend (Attila, Alaric, Montagne, Argos and Orleans satellite projects), known as the Golden Highway area, comprises steeply dipping shear hosted gold in volcanoclastic sequences, with gold associated with zones of alteration and pyrite mineralisation.

Exploration

Exploration completed within the Gruyere JV mining lease was managed by Gold Fields as part of its extensive Gruyere Deeps exploration program. Gruyere JV progressed Phase 1 and Phase 2 diamond programs during 2021. Between both programs a total of 12,425 m were drilled, with a total expenditure of $3.6 million.

Phase 1 comprised of six angled (70 degrees dip) diamond drillholes, on 400 m spacing along strike of inferred Porphyry extents. Drilling tested for depth and strike extensions of the Gruyere Porphyry, approximately 400 m below the current Stage 5 pit design, with a total of 6,315 m drilled. Phase 1 also included geotechnical logging/testwork of selected holes, and metallurgical testing of 12 composites.

Phase 2 included an additional seven diamond drillholes (6,110 m total), designed to test the conceptual down dip extent of the northern high-grade zone, providing greater understanding of the continuity and potential extent of mineralisation within it. Phase 2 aimed to give greater confidence that the Gruyere Porphyry mineralisation could be viable for extraction via underground mining and future open pit cutbacks north of the mine. Seven drillholes were drilled from surface on 200 and 100 m northings along the existing strike extent of the Gruyere Porphyry.

Drilling

Diamond core drilling was completed by DD rigs during 2021. The holes were drilled with HQ barrel configuration then went down to NQII size for the rest of the holes. In total 13 holes were drilled from the surface for a total of 12,425 m.

Sampling, Analysis and Data Verification

Preparation of the drill samples is currently undertaken by ALS (Perth). ALS are NATA accredited under ISO/IEC 17025.

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All laboratories (primary and umpire) processing Gruyere samples are required to have separate preparation and analysis circuits for mine grade control and exploration samples (those with potential low-level gold) to minimise cross contamination. Samples are marked up with a maximum core length of 1 m, depending on the core size.

Gruyere currently assays for gold using 50 g FA with an inductively coupled plasma optical emission spectrometry (“ICP - OES”) finish to a 0.01 g/t Au detection limit. Both FA with an AAS or ICP - OES finish were used in the past. Given the occurrence of some high grades, SFA checks are undertaken (<1% of the total samples).

ALS routinely run a blank and two standards with each batch. These results and the long-term results are available at any time on request. Periodic QAQC reports looks at the entire assay data received and produces reports in the accuracy, precision and overall quality of the data.

QC samples are routinely inserted within batches allowing monitoring of the drilling, sampling, laboratory sample preparation techniques as well as analytical accuracy and precision.

The Gruyere exploration programs, and Mineral Resource and Mineral Reserve estimates are completed to industry best practice and aligned with numerous standards and procedures developed by Gold Road Resources and Gold Fields over many years. The process consists of procedures, audits and sign-off documents for all key elements that input into the generation of the resource model to ensure full compliance.

All data at Gruyere is stored in an SQL relational database format using a proprietary front-end software interface (acQuire®). acQuire® enables definition of tasks, permission management and database integrity. The SQL server database is configured for optimal validation through constraints, library tables, triggers and stored procedures. Data that fails these rules on import is rejected or stored in buffer tables until it is inspected, validated and corrected.

Mineral Processing and Metallurgical Testing

Testwork on the physical and liberation properties of the Gruyere orebody was completed in both the original pre-feasibility study and the 2016 feasibility study. The site process team performs ongoing reviews and reconciliation work to actively track and monitor metallurgical efficiency as part of standard operating practices.

Following the formation of the Gold Fields and Gold Road Joint Venture, construction of the process plant commenced in early 2017. In May 2019, the Gruyere primary crushing, SAG/Ball milling, CIL plant was successfully commissioned with the first gold achieved in June 2019. Commercial production was achieved at the end of September 2019. Gruyere achieved the first full year of commercial production in 2020 with 258,000 oz gold produced from 8.1 Mt of ore.

For the original pre-feasibility study and feasibility study, metallurgical testwork on the Gruyere deposit was carried out under the guidance and direction of Gold Road Resources, by ALS Metallurgy, Balcatta, Western Australia which is an accredited laboratory. Some initial metallurgical testwork was also arranged by Gold Road Resources for the potential smaller Atilla, Alaric and Montagne satellite deposits.

Since commissioning of the process plant, additional metallurgical testwork was arranged by the new Gruyere JV for the deeper ores at Gruyere as part of the pit expansion pre-feasibility study (2021). Further testwork was arranged for Atilla, Alaric and Montagne (2020, 2021). All these subsequent testwork programs were also carried out by ALS Metallurgy in Perth.

For the metallurgical testwork programs facilitated by the Gruyere JV, individual composite samples of DD core are selected and collected by the relevant geologist. Samples are typically composited to obtain single continuous mineralised intercepts (including expected internal and external ore dilution) from a known single spatial location, representing individual mineralised zones.

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Attributable Mineral Reserves and Mineral Resources in excess of Reserves

The following table sets out the Mineral Reserves and Mineral Resources of the Gruyere gold mine as at the end of each of the years indicated that are attributable to Gold Fields.

	Year ended December 31,
	2021			2020
	Tonnes (million)	Grade (g/t)	Gold (Moz)	Tonnes (million)	Grade (g/t)	Gold (Moz)	% Change(3)
Reserves(1)
Proved Reserves	8.4	1.0	0.3	8.1	1.0	0.3	+6
Probable Reserves	46.2	1.3	1.9	35.3	1.3	1.5	+32
Total Reserves	54.5	1.3	2.2	43.4	1.2	1.7	+28
Resources(2)
Measured Resources	0.05	1.0	0.001	—	—	—	—
Indicated Resources	13.9	1.4	0.6	—	—	—	—
Inferred Resources	17.9	1.5	0.8	—	—	—	—
Total Measured and Indicated Resources	13.9	1.4	0.6	—	—	—	—

Notes:

(1)	For the year ended December 31, 2021, the average reserve cut-off grades were 0.4 g/t to 0.7 g/t and metallurgical recovery was 81% to 95%.
(2)	For the year ended December 31, 2021, the average resource cut-off grades were 0.4 g/t to 0.7 g/t and metallurgical recovery was 81% to 95%.
(3)	Increases in Mineral Reserves at Gruyere are primarily due to increases in the designed pit wall angles following a feasibility study in 2021 resulting in additional Resource to Reserve conversion.
(4)	The effective date of the current Mineral Resource and Mineral Reserve estimates is December 31, 2021.

Mining Operations

The Gruyere deposit is mined by open pit methods utilising conventional drill, blast, load and haul activities. The pit is designed to be mined in five stages over the LoM.

Drilling and blasting of ore, associated internal waste and bulk waste outside of the ore envelope on 10 m benches. Trim blasts and pre-splits are used to provide wall control in fresh rock as required. The majority of explosives usage is bulk emulsion and the remainder is ANFO.

Loading and hauling utilising excavators and 225 t haul trucks mining on 3 m to 4 m high flitches. Ore is marked out by paint or tapes on the ground, supported by dedicated ore spotters as required. Ore is direct fed to the crusher or placed on stockpiles for future rehandle as required.

Processing and Recovery Operations

The process plant was designed to treat 7.5 Mt/a of fresh ore. Plans are in progress to further increase the capacity to a target of 10 Mt/a in 2025.

The current processing facility consists of a primary crushing circuit, a SABC grinding circuit, leach feed and tailings thickeners and a standard CIL circuit. Run of mine ore is trucked and direct tipped into a primary gyratory crusher or stockpiled on the Run of mine pad before processing. Ore from the future Golden Highway deposits will be transported to the process plant and blended with Gruyere ore.

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Discharge from the primary crusher is transferred via conveyors onto a COS. The COS capacity is approximately 75,000 tonnes. Apron feeders under the COS reclaim and transfer crushed ore to the SAG mill feed conveyor which feeds the two-stage grinding circuit. The first stage is a grate discharge SAG mill in open circuit (with closed circuit pebble crushing) and the second stage is an overflow discharge ball mill in closed circuit. Each grinding mill is installed with 15,000 kW motors. This is followed by a gravity concentration circuit and in-line leach reactor and a hybrid CIL recovery circuit, consisting of 1 leach tank, 6 adsorption tanks and an elution circuit (consisting of carbon acid washing, cyanide elution, higher temperature regeneration).

Infrastructure, Permitting and Compliance Activities

The major components of the Gruyere mining and processing operation are:

•	One operating open pit.

•	An 8.2 Mt/a CIL process plant.

•	A TSF.

•	A power station with gas pipeline and power distribution lines.

•	An accommodation village.

•	An airstrip.

•	Administration centers and workshops.

•	Two borefields.

The key operating environmental permits for the operation are issued by DMIRS and DWER and relate to:

•	Mining Proposal which includes land clearing, disturbance and infrastructure;

•	Environmental licence;

•	Native vegetation clearing;

•	Mine dewatering (category 06);

•	Water abstraction and groundwater operating strategies;

•	Sewerage facility (category 54);

•	Putrescible landfill site; and

•	Mine Closure Plan.

The operation has these permits in place and manage the obligations through the INX InForm (legal register process).

In Australia, with few exceptions, all onshore mineral rights are reserved to the government of the relevant state or territory. The Western Australian Mining Act 1978 (WA) (the “WA Mining Act”) is the principal piece of legislation governing exploration and mining on land in Western Australia. Licenses and leases for, among other things, prospecting, exploration and mining must be obtained pursuant to the requirements of the WA Mining Act before the relevant activity can begin. Where native title has not been extinguished, native title legislation may apply to the grant of tenure and some subsequent administrative processes. Heritage legislation may operate to preclude or regulate the disturbance of a particular area.

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The maximum initial term of a mining lease is 21 years and the holder has the right to renew the lease for a further period of 21 years. Subsequent renewals are subject to the minister’s discretion and the lease can only be assigned with the consent of the relevant minister. A general-purpose lease may also be granted for one or more of a number of permitted purposes. There are minimum expenditure requirements for most types of tenure, to ensure ongoing activity is undertaken and reported. Current leases are due for renewal over the period, E38/1964 and P38/4401.

Gold Fields maintains a tenement management auditing system that flags lease renewals to meet the renewal process timeline and to keep the tenement ownership in good standing by meeting expenditure and other commitments.

Gruyere has security of tenure for all current Exploration Licences and Mining Leases that contribute to future Mineral Reserves in this Technical Report. If mining expansion is required into additional areas currently held under exploration, it would need to convert the relevant exploration licences prior to commencing mining. This would also include negotiations with the relevant native title holders in order to obtain their consent to any proposed grant.

In 2017, the Yilka People and Sullivan Edwards families were successful in having their claim under the Native Title Act 1993 (Cth) (WCD2017/005) determined by the Federal Court over an area including the Gruyere mine. GRM is party to an agreement with the Yilka People that gives the necessary consents for the grant of mining and other tenure at Gruyere.

Capital and Operating Costs and Economic Analysis

Project development and the establishment of infrastructure at Gruyere is complete. Ongoing capital costs for Gruyere includes items classified as project capital and sustaining capital.

Sustaining capital includes processing and administration capital works based on current cost forecasts and feasibility/pre-feasibility study estimates. Exploration costs are not included in the Mineral Reserve LoM plan except for the first year (A$6 million). The process plant capital expenditure for 2021 was budgeted at A$19.3 million. LoM TSF capital is budgeted at A$66.81 million.

Operating costs are divided into three main areas with the following average costs over the Mineral Reserve LoM plan: mining - A$3.60/t mined, processing - A$13.98/t treated and onsite/offsite general administration - $3.78/t treated.

The Gruyere Mineral Reserves currently support a 12-year LoM plan which includes two years of stockpile processing that values the operation at $437.3 million at the reserve gold price of $1,300/oz. Increases in Mineral Reserves at Gruyere are primarily due to increases in the designed pit wall angles following a feasibility study in 2021 resulting in additional Mineral Resource to Mineral Reserve conversion.

The NPV for Gruyere of $437.3 million is based on the DCF forecast on an annual basis and a discount rate of 3.8% using the scheduled Mineral Reserves for the life of the project.

Exploration, Development, and Production

Open pit mining of the Gruyere deposit commenced in late 2018. The first gold pour was achieved in June 2019. Mining is by conventional drill and blast with truck and shovel using contract mining.

During 2021, exploration completed within the Gruyere JV mining lease was managed by Goldfields as part of its extensive Gruyere Deeps exploration program.

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Americas Operations

Gold Fields Corona (BVI) Limited, a wholly-owned subsidiary of Gold Fields, owns a 99.53% economic interest in Cerro Corona through its shareholding in Gold Fields La Cima (“La Cima”). In addition, Gold Fields indirectly owns 100% of the Salares Norte project through its shareholding in Minera Gold Fields Salares Norte SpA (“MGFSN”).

Cerro Corona

Project Location, Description, and Access

The following graphic illustrates the location of the Cerro Corona gold mine operations, including tenements, administrative offices and plants.

The Cerro Corona mine, which operates one open pit and one copper-gold plant, became operational in 2008. It mines a porphyry copper-gold deposit situated within the Hualgayoc Mining District in northern Peru. It is located in the highest part of the Western Cordillera of the Andes, at elevations ranging from 3,600 km to 4,000 km above mean sea level, close to the headwaters of the Atlantic continental basin. Cerro Corona is located approximately 80 km by road north of the departmental capital of Cajamarca. Contract mining is deployed in the open pit applying conventional drill, blast, load and haul methods. The total property area owned by Cerro Corona covers 6,265 hectares, comprising 4,974 hectares mining concessions, with the surface rights covering 1,291ha. The active mining area is currently less than 70 hectares.

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Operational Infrastructure

Cerro Corona open pit commenced in 2008 and included the 6.7 Mtpa flotation processing plant, and modern surface infrastructure. Cerro Corona has an annual major and critical item condition survey to focus reliability and minimise down time and has a comprehensive maintenance strategy that includes owned regular equipment refurbishment or replacement. Cerro Corona mine design and scheduling include sustainable capital to support the remaining year LoM Reserve. Cerro Corona has contractors that conduct mining operations and who are responsible for maintaining and modernising the mining fleet.

Cerro Corona mine operates one open pit and one copper-gold flotation plant. The mining administration and maintenance facilities are located at the mine. Cerro Corona’s electricity is supplied through a long-term contract with a Peruvian power supplier and transported through the national power transmission system and a 34 km transmission line constructed by the mine. Cerro Corona’s water requirements are provided primarily by retention of rainfall and pit dewatering; water is continuously recycled.

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History

In December 2003, Gold Fields, through a subsidiary, signed a definitive agreement to purchase an 80.7% economic and 92% voting interest in the Cerro Corona deposit and adjoining mining concessions from a Peruvian family-owned company, Sociedad Minera Corona S.A. The agreement called for a reorganisation whereby the assets of Cerro Corona were transferred to La Cima, in July 2004. Following the approval of an EIA on December 2, 2005, Gold Fields completed the purchase of the 92% voting interest (80.7% economic interest) in La Cima in January 2006, for a total consideration of US$40.5 million. In 2011, Gold Fields increased its economic interest in La Cima to 98.5% and in December 2013, Gold Fields further increased its economic interest in La Cima to 99.53% through a reduction in capital transaction. The mine has been in production since 2008 and the current LoM extends to 2030. The current 2030 LoM for Cerro Corona incorporates the placement of tailing material in the pit (in-pit tailings disposal) from 2025, when the stockpile balance peaks. Cerro Corona’s LoM plan is based on ore processed from the stockpiles with the in-pit tailings disposal initiated in 2025.

Historic Diamond Drilling

Cerro Corona	Unit	2021	2020	2019	2018
Diamond Drilling	Metres	8,205	0	11,665	4,624

The diamond drilling has been geologically assessed, the results have been incorporated in Mineral Resource models.

Geological Setting, Mineralisation and Deposit Types

The Cerro Corona copper-gold porphyry is one of 14 known porphyry copper-gold-molybdenum deposits and 19 epithermal gold-silver deposits located in the Cajamarca Metallogenic Province (“CMP”) of northern Peru. There are two well-mineralised districts within the CMP:

•	The Yanacocha district in the south of the province, which is host to what once was the largest producing gold mine in South America.

•	The Hualgayoc mining district in the north, which is one of the oldest mining districts in Peru and is best known for its historic silver production and more recent base metal production.

The Hualgayoc district has been an important silver producing area since Inca times, with more than 50 Moz of silver and significant amounts of lead, zinc and copper produced from vein and manto type deposits since the Spanish conquest in the 16th century. The Hualgayoc mining town was established in 1771.

The porphyry and epithermal deposits in the CMP are part of the extensive Miocene metallogenic belt of central and northern Peru. This belt is rapidly becoming recognised for its prolific gold metallogeny and is host to some of the largest gold mines recently discovered and exploited in South America. These mines include Yanacocha (greater than 40 Moz Au), Pierina (9 Moz Au), Lagunas Norte (previously known as Alta Chicama, greater than 12 Moz Au), and now Cerro Corona (greater than 6 Moz AuEq.).

The oldest rocks are Paleozoic to Mesozoic platform sedimentary rocks, and include Lower to Upper Cretaceous strata, beginning with sandstone of the Gollarisquizga Formation, overlain by increasingly calcareous strata of the Inca, Chulec, Pariatambo, Yumagual, and Mujarrun Formations, and ending with the Cajamarca Formation. These are unconformably overlain by a thick and extensive sequence of volcanic rocks of Eocene to Miocene age known colloquially as the Calipuy Volcanics. The trend of the Andean fold belt is cut by a series of northeast-trending trans-Andean faults, some with a sinistral sense of movement. These northeast-trending structures have been identified as a 30 km to 40 km wide belt called the Chicama-Yanacocha Corridor.

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Cerro Corona consists of an intrusive diorite to quartz diorite of Mid-Miocene age (14.4 ± 0.1 Ma), which intrudes the Pariatambo and Yumagual-Pulluicana limestones of Mid-Cretaceous age. The intrusive is primarily emplaced along sub-vertical faults. Alteration of the limestone varies from siliceous south of the deposit to marbling in the west.

The Cerro Corona porphyry has been intensely faulted and fractured. Three dominant fault orientations have been identified, two correspond to Andean-parallel and Andean-normal trends. The third direction, east-west, is interpreted as a local dilational trend. The porphyritic diorite intrusive is emplaced at the intersection of the Andean-parallel and Andean-normal (trans-Andean) structures.

Cerro Corona is a copper-gold porphyry type deposit, with some epithermal facies at the top of its volcanic column, hosted by a sub-vertical, cylindrical-shape diorite porphyry (600 m to 700 m in diameter). The intrusion has undergone significant meteoric processes at the top of the column, generating an upper level known as the leached cap, underlain by mixed and copper enriched zones which overlie the main hypogene portion of the deposit. The gold-only leached cap is free of copper, which is concentrated in the supergene enriched horizons.

Around 80% of the orebody is hypogene and the remaining 20% is oxide or supergene, notwithstanding that most of the supergene and oxide ore has already been mined and the remnant ore is primary sulphide in nature.

There are at least two phases of diorite placement, only one of which is mineralised. The non-mineralised diorite is generally regarded as the last phase and is referred to as “barren core”. The latest re-modelling suggests that the Cerro Corona porphyry is probably composed of four or five satellite stocks with the last two being barren. The intrusive has been emplaced at the intersection of Andean-parallel and Andean-normal (trans-Andean) structures. Natural supergene oxidation and leaching processes at Cerro Corona have led to the development of a weak to moderate copper enrichment blanket, allowing for the subdivision of the deposit, from the surface downward, into an oxide zone, a mixed oxide-sulphide zone, a secondary enriched (supergene) sulphide zone and a primary (hypogene) sulphide zone

The Cerro Corona porphyry system is strongly altered, ranging from propylitic in the distal zones to predominantly argillic in the central zone. Varying proportions of clay-sericite are encountered and potassic alteration intensity increases with depth.

The entire system contains a strongly developed stockwork system. The stockwork has an annular disposition within the porphyry, with a low-grade or barren zone in the central part.

The upper oxidised zone of the porphyry system is up to 40 m thick and is characterised by the presence of iron oxides (goethite > jarosite > hematite + tenorite). The supergene zone contains chalcocite-covellite occurring as disseminated nodes and infill within fractures and quartz veins. Bornite occurs less frequently and on a local scale, copper sulphate is impregnated into the host rock.

Exploration

During 2021, exploration at Cerro Corona was focused on investigating low resistivity geophysical anomalies located on the southwest wall of the pit at the contact between the porphyry and the host calcareous sequences of the lower Yumagual-Pariatambo stratigraphy that are developed on a district scale and are regionally correlated with skarn generation.

Drilling

Most of the Mineral Resource definition drilling was carried out by Barrick Gold (1994) and La Cima from 2010. The majority of deep drilling 120,704m into the hypogene mineralisation utilised diamond core.

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In 2012, La Cima drilled 6,713 m to define mineralisation below the final pit design as it was defined at the time. A further 1,524 m was drilled for hydrogeological investigations. In 2013, La Cima drilled an additional 1,456 m for hydrogeological and construction investigations and a further 2,572 m in 2014 for geological and geotechnical purposes. A total of 2,858 m of drilling was completed in late 2015 and 2016 to improve confidence in the modelled metal distribution definition of mineralised bodies. The 2017 drilling program totalling 2,042 m was focused mainly on geotechnical and hydrological investigations. The 2018 campaign included 4,603 m and in 2019 a total of 10,500 m of drilling was completed in two phases.

During 2021, 530 m of additional drilling towards the western sector of the porphyry was completed to confirm the projection of arsenical structures at depth and drilling with geotechnical objectives.

Sampling, Analysis and Data Verification

The primary laboratory used for both DD and RC sample analysis is SGS Lima.

Once bagged on-site, each sample is tagged with a unique code which is used to identify the sample in the database and through the samples preparation and analytical process. Samples are packed into batches and registered in the database, following which the database administrator generates an order to send with the batch to the laboratory with a list of samples included and the assay methods to be applied for each sample. Each batch is sent with a chain of custody by the logistics department, which ensures the batches arrive at the laboratory in a secure and appropriate manner.

The primary laboratory used for BH sample analysis is the Cerro Corona facility managed on behalf of La Cima by SGS. All grade control BHs are analysed for gold, copper, total sulphur, arsenic, iron and oxide copper.

All sample batches sent to the laboratory include a percentage of QAQC control samples (approximately 5%) comprising duplicate samples, standards, blanks and cross check samples. Exploration and grade control data and the associated QAQC data are managed through the DataShed® software system.

The execution of mine and regional exploration programs is completed to industry best practice and is aligned with numerous standards and procedures developed by Cerro Corona and Gold Fields over a number of years. The process consists of procedures, audits and sign-off documents for all key elements that input into the generation of a Mineral Resource model to ensure full compliance.

Cerro Corona has a set of procedures in place that describe and explain the standards to be maintained for the collection of sampling data. These standards include protocols for chip sampling, surface drilling, and grade control sampling, which are consistent and in accordance with industry best practice, providing good control on the quality and consistency of the sampling.

Exploration and grade control data and associated QAQC information are managed through Datashed® software, which is a front end to the SQL database. The DataShed® interface includes features to assure data integrity including access permission, data quarantining and library lookup tables.

Mineral Processing and Metallurgical Testing

Mineralisation at Cerro Corona occurs as a disseminated deposit forming some millimetric veinlets between the silica veins and veinlets that make up the stockwork in argillic alteration zones 1, 2 and 3. In the potassic alteration zones, mineralisation occurs disseminated, both in the silica veinlets and in the quartz-feldspar matrix. In the silicification or silica alteration zones, the existing mineralisation appears disseminated in millimetric veinlets and as patches.

The southwestern region of the Cerro Corona open pit contains elevated levels of arsenic mineralisation mainly in the intermediate benches of this sector; and in a sector of the northern region, this arsenic mineralisation is closely associated with the copper and gold mineralisation. While this elevated arsenic material comprises a relatively limited area, its impact on flotation was unrecognised during the original feasibility studies.

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In the central part of the orebody mineralisation mainly consists of chalcopyrite, bornite in silica gangue, and pyrite, which comprises the hypogene or primary ore zone.

Almost all the entire remaining Mineral Reserve is hypogene mineralisation. Historically mined supergene and gold-oxide stockpiles have since been processed and sold. The remaining Mineral Reserve is in the form of ex-pit hypogene ores, and existing low-grade hypogene stockpiles.

The ore hardness and throughput geometallurgical model for Cerro Corona has evolved over the years since commissioning of the process plant in 2008. The current, and most advanced, geometallurgical model consists of one that considers geochemistry (arsenic concentration), alteration, and structural information, comprising seven domains.

Attributable Mineral Reserves and Mineral Resources in excess of Reserves

The following tables set out the Mineral Reserves and Mineral Resources of the Cerro Corona mine as at the end of each of the years indicated that are attributable to Gold Fields.

Gold Reserves and Resources

	Year ended December 31,
	2021			2020
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	%
	(million)	(g/t)	(Moz)	(million)	(g/t)	(Moz)	Change(3)
Reserves(1)
Proved Reserves	55.8	0.6	1.1	58.4	0.6	1.2	-12
Probable Reserves	2.2	0.5	0.04	8.3	0.5	0.1	-76
Total Reserves	58.0	0.6	1.1	66.7	0.6	1.4	-19
Resources(2)
Measured Resources	29.1	0.5	0.4	—	—	—	—
Indicated Resources	8.3	0.5	0.1	—	—	—	—
Inferred Resources	0.3	0.4	0.004	—	—	—	—
Total Measured and Indicated Resources	37.5	0.5	0.6	—	—	—	—

Notes:

(1)	For the year ended December 31, 2021, the average reserve NSR cut-off grades were $14.99/t and metallurgical recovery was 68%.
(2)	For the year ended December 31, 2021, the average resource NSR cut-off grades were $14.99/t and metallurgical recovery was 68%.
(3)	Changes in Mineral Reserves are due to a small increase in NSR cut off grades due to mining costs and changes in pit slope parameters due to geotechnical drilling and pit wall mapping.
(4)	The effective date of the current Mineral Resource and Mineral Reserve estimates is December 31, 2021.

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Copper Reserves and Resources

	Year ended December 31,
	2021			2020
	Tonnes	Grade	Copper	Tonnes	Grade	Copper	%
	(million)	(%)	(Mlb)	(million)	(%)	(Mlb)	Change(3)
Reserves(1)
Proved Reserves	55.8	0.4	457	58.4	0.4	495	-8
Probable Reserves	2.2	0.3	17	8.3	0.4	67	-74
Total Reserves	58.0	0.4	474	66.7	0.4	563	-16
Resources(2)
Measured Resources	29.1	0.3	207	—	—	—	—
Indicated Resources	8.3	0.3	58	—	—	—	—
Inferred Resources	0.3	0.3	2	—	—	—	—
Total Measured and Indicated Resources	37.5	0.3	264	—	—	—	—

Notes:

(1)	For the year ended December 31, 2021, the average reserve NSR cut-off grades were $14.99/t and metallurgical recovery was 87%.
(2)	For the year ended December 31, 2021, the average resource NSR cut-off grades were $14.99/t and metallurgical recovery was 87%.
(3)	Changes in Mineral Reserves are due to a small increase in NSR cut off grades due to mining costs and changes in pit slope parameters due to geotechnical drilling and pit wall mapping.
(4)	The effective date of the current Mineral Resource and Mineral Reserve estimates is December 31, 2021.

Mining Operations

The Cerro Corona open pit is mined by conventional drill and blast methods with truck and excavator fleets. Mining benches are generally 10 m high in limestone, silica and potassic units. Haul roads have 10% of maximum gradient configuration. All material requires drill and blast with varying powder factors according to rock hardness using 200 mm diameter production BHs.

The new mining contractor has flexibility relating to its mining fleet and is committed to mobilising a fleet of 45 t trucks.

Accelerated mining based on nine separate pit stages will exceed processing rates and allow for tailings generated in the future to be placed in the pit.

Load and haul activities are carried out by 32 x 40 t trucks, 6 x 33 t trucks, 20 x 45 t trucks and 5 excavators with a bucket capacity varying between 4.8 and 6 m³.

Processing and Recovery Operations

The Cerro Corona process plant is a conventional crush-grind-float circuit producing a copper-gold concentrate.

The crushing circuit includes two independent lines (one on duty and one spare) to supply an overland conveyor feeding the SAG mill. Each line has a Lokotrack LT-140E and Abon Sizer as a primary crusher that receive coarse material with a top size of 1 m. Fine ore from the mine (-9”) is fed to the hoppers through a belt conveyor (each line includes a 300 t hopper). From the hopper, a 42” apron feeder sends the ore to a 50” Abon Sizer crusher that reduces the ore size from 6” to 4”. The crushed ore is then conveyed by a 55” belt feeder to the 42” overland conveyor.

The decision for including two crushing lines removes the need for an intermediate crushed ore stockpile required by the high clay content and wet characteristics of the ore.

The grinding area includes a 24’ x 14.5’ SAG mill that reduces the ore size to a 1” particle, and a 20’ x 34’ ball mill working in a closed circuit with a 26” hydrocyclone nest that reduces the ore particle size to 80% passing the 140 µm to 160 µm mesh range. The pulp is discharged into a conditioning tank which is fed to the flotation plant. A cone crusher was implemented in this area to process pebbles from the SAG mill with the product fed back to the ball mill.

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The flotation plant includes a rougher stage of seven 160 m³ Outokumpu flotation cells to produce a concentrate recovering 85% to 90% of the copper and 65% to 70% of the gold. The rougher flotation tails are thickened in a 36.6 m diameter thickener to a density of 45 to 52% solids and then piped to the TSF.

The concentrate is processed through two stages of cleaning cells of different size to deliver a concentrate of 20% copper and 30 g/t gold. The cleaning circuit also includes four regrind mills and five 50 m³ Outokumpu cleaner-scavenger flotation cells. The cleaner tails from this circuit are piped to the TSF.

A Falcon gravity concentrator is included in the circuit for the recovery gold in iron from the rougher concentrate, which is then sent to the final concentrate thickener. The tailings from the gravimetric process continues the normal process to the cleaning flotation circuit.

Infrastructure, Permitting and Compliance Activities

The major components of the Cerro Corona mining and processing operation are:

•	A large open pit.

•	A large WSF.

•	A 6.7 Mt/a flotation process plant.

•	A TSF.

•	Centralised administrative office and engineering workshops.

•	Permanent camp.

•	Power substation.

Cerro Corona’s EIA was approved in December 2005 allowing development activities until the approval of the operation permit by the General Mining Bureau (“GMB”). The construction permit was approved in February 2006 and the Certificate of Mining issued in December 2007. The process plant and ancillary facilities were constructed, inspected and approved by GMB.

Several components of the Cerro Corona construction and operations plans were modified from the plans submitted to the EIA and GMB. In this regard, eight modifications to the original EIA and 12 Supporting Technical Reports applicable for new components or modifications that do not involve significant environmental impacts were submitted to and approved by the regulators.

The eighth modification to the EIA was approved by the authorities during Q4 2019, allowing an increase in the footprint of the open pit, expansion of the TSF to 3,803 mRL and expansion of WSF at Arpon and Ana. An in-pit TSF will be included in the ninth modification of the EIA (“EIA 9”) for approval before construction commences. Compliance with EIA 9 is required before March 2026 when the first tailings material will be deposited into the open pit and is supported by a comprehensive permit application process to the regulator with approval expected by mid-2023.

Capital and Operating Costs and Economic Analysis

The major capital items at Cerro Corona are related to the ongoing raising of the TSF, construction of containments blankets and the WSF. The total capital expenditure requirement over the LoM of Cerro Corona is estimated at $167 million.

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Operating costs are based on the 2021 plant and infrastructure operational budget to 2030, and overheads and mining rates.

Operating costs are divided into:

•	Cerro Corona’s mining operations are based on contractor mining, which means that mining costs are mainly driven by contract rates. These vary depending on the volume of material mined, pit depth and other factors considered during the tender process. In addition, Cerro Corona’s owner mining and technical services costs and dayworks are included in the mining cost.

•	Mining costs, including ore handling costs: Mining costs are based on approved contractor rates from the primary mining contractors being BCM for Zone 1 (Teberebie and Pepe) and E&P for Zone 2 (Akontansi, Kottraverchy and Kobada). Other costs (e.g., general and administrative (“G&A”) costs are derived from past costs (i.e., January 2019 to June 2020)) and anticipated future escalations. The 2021 LoM surface sources costs are based on approved contracts rates (E&P). These are quoted per location and distance to the crushers.

•	Processing costs, including tailings and waste disposal costs: For 2021, processing costs were based on 2020 actual costs. For costs beyond 2021, forecasts are based on 2020 actuals and escalations.

•	Centrally allocated costs: For 2021, G&A costs were based on 2020 business year costs. For costs beyond 2021, cost forecasts are based on recent actual costs and escalations take into consideration the Development Agreement benefits.

•	The G&A cost is made up of onsite and offsite overhead costs. The onsite cost includes all service departments on the mine, including human resource, finance, community affairs, environment, safety and protection services. Offsite costs include Lima office overhead costs, shared services costs, management fees and Gold Fields charges.

The Mineral Reserves currently support a 9-year LoM plan that values the Cerro Corona operation at $249 million NPV at the Mineral Reserve gold price of $1,300/oz and copper price of $2.80/lb, as at December 31, 2021.

Exploration, Development, and Production

Contract mining is employed in the open pit applying conventional drill, blast, load and haul methods. Accelerated mining, based on nine separate pit stages, exceeds the processing rate allowing tailings generated in the future to be placed back in the pit. Ore is stockpiled during the accelerated mining phase.

In 2021, further exploration at Cerro Corona focused on investigating low resistivity geophysical anomalies located on the west wall of the pit at the contact between the porphyry and host calcareous sequences for possible skarn mineralisation. Additional drilling within the porphyry is planned and also associated with geophysical-geochemical responses in depth.

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Salares Norte Project

Project Location, Description and Access

The following graphic illustrates the location of the Salares Norte project, including tenements, administrative offices and plants.

The Salares Norte project is 100% owned by Gold Fields through its shareholding in MGFSN and is a high grade, open pit, gold-silver project located in the Atacama region of northern Chile, with elevations between 4,200 km and 4,900 km above mean sea level. The nearest town is Diego de Almagro, about 183 km by road to the west of the project. The main access to Salares Norte is by road. Mineralisation is contained within a high-sulphidation epithermal system hosted by a breccia complex, and most of the mineralisation known to date is oxidised.

MGFSN holds 22,800 hectares of exploitation concessions (mining rights), with definitive title granted, including 1,800 hectares covering the project area. MGFSN holds 69,700 hectares of additional exploration concessions and an option agreement with Pan Pacific Copper Exploration Chile Ltda. covering 2,200 hectares (comprised of 300 hectares of mining concessions and 1,900 hectares of exploration concessions) to the northwest of Salares Norte. MGFSN also holds an option agreement with Chilean private owners covering 2,500 hectares (comprised of 900 hectares of mining concessions and 1,600 hectares of exploration concessions) 40 km southeast of Salares Norte.

The Salares Norte property comprises a block of mining and exploration concessions, exploration licenses and mining lease, within an area of interest circa 20 km from Salares Norte. The district Salares Norte concessions are shown in graphic above. The mineral titles cover all of the declared Mineral Reserves and MGFSN has legal entitlement to the minerals being reported upon with no known impediments. Mining concessions have no expiry and exploration concessions are renewed every two years.

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Article 120 of the Mining Code establishes at the time the pertinent concession is established and in order to contribute to a convenient and unrestricted exploration and operation, surface properties will be subject to the following taxes:

•	To the occupation, where appropriate, of mineral piles, slags, tailings and slags, mineral separation and processing facilities, communication systems, conduits, channels, dams and ponds, pipelines, homes, buildings and other auxiliary facilities and auxiliaries.

•	To those encumbrances that are created in favour of the concessionaires of the electric power public services, in accordance with the corresponding laws, and

•	To the right of way and occupation by roads, railways, aerodromes, oil pipelines, tunnels, inclined planes, cable cars, conveyor belts and any other system used to connect the concession to public roads, processing facilities, railway stations, aerodromes and settlements populated.

The foregoing implies that a third party could eventually constitute a mining easement on MGFSN’s concessions provided that its objective is to contribute to a convenient exploration and operation, so MGFSN’s task is to establish a security area that allows the protection of the Salares Norte property.

There are no other encumbrances or regulatory requirements that affect access, title, or the right or ability to perform work on the property.

The project is currently in the construction phase with detailed engineering 100% complete, construction of the processing plant and associated infrastructure 55% complete and prestrip of the mine 44% complete. The project is 62.5% complete overall. The project remains on track for the expected timeline to facilitate gold production during the first quarter of 2023.

History

Gold Fields discovered the mineralisation at the Salares Norte project in March 2011. Follow-up DD in late 2011 confirmed the presence of a high-grade oxide deposit of sufficient size and quality to warrant aggressive resource delineation drilling. In 2016, a land easement for 30 years and water rights for the project were both granted.

Historic Diamond Drilling

Salares Norte	Unit	2021	2020	2019	2018
Diamond Drilling	Metres	23,848	17,504	15,256	23,382

The diamond drilling has been geologically assessed, the results have been incorporated in Mineral Resource models.

Between 2017 and 2018, Gold Fields completed pre-feasibility and interim feasibility studies at the Brecha Principal (“BP”) and Agua Amarga (“AA”) deposits. Gold Fields spent US$50 million on feasibility study work and US$20 million in further in-fill drilling in 2018, following on from pre-feasibility study work and drilling in 2017 (US$49 million). Preliminary indications suggested the Salares Norte project could be an open pit mine, while metallurgical test work suggested that hybrid CIL processing could deliver recovery rates of around 91% for gold. A definitive feasibility study was completed in 2018, including advancement of an optimised mine plan for the combined BP and AA deposits.

The EIA was approved in December 2019, together with an environmental mitigation plan, comprising studies and specific protection measures of the critically endangered short-tailed chinchilla in the area. As a part of the EIA, among other things, the Salares Norte project will have to mitigate its impact on the habitat of the chinchilla through the relocation of a small fraction of the chinchilla population that lives in future mining zones to a new location 5 km away, within the mining concessions.

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Chinchillas from two of nine areas identified for relocation in the EIA were relocated during 2020. Of the four chinchillas relocated from these two areas, two were successfully introduced into their new habitat and the 12-month monitoring period has been completed. However, the other two chinchillas passed away during the initial 30-day adaptation process and the relocation program was suspended by the authorities at the end of 2020, followed by the initiation of a sanctioning process against Salares Norte during November 2021. In response, Salares Norte submitted a compliance plan to the authorities for approval during December 2021. The compliance plan, which incorporates significant learnings from the initial relocation campaign, remains under review by the authorities at the time of this report. MGFSN will continue to work with authorities to improve and resume the relocation program. The temporary suspension does not put at risk the commissioning date of the project or the plant feed schedule for the initial five years of operation; however, the development of AA as an open pit is dependent on the successful relocation of chinchillas. Infrastructure.

Salares Norte open pit waste strip commenced in 2021 and included the 2.0 Mtpa cyanide leaching with Merrill-Crowe recovery from pregnant solution after counter-current decantation (“CCD”), followed by a scavenger CIP circuit processing plant, and modern surface infrastructure. Salares Norte has progressed with international mining industry mechanisation and modernisation. Salares Norte has an annual major and critical item condition survey to focus reliability and minimise down time. Salares Norte has a comprehensive maintenance strategy that includes owned regular equipment refurbishment or replacement. Salares Norte mine design and scheduling include sustainable capital to support the remaining year LoM Reserve. Salares Norte has contractors that conduct mining operations and who are responsible for maintaining and modernising the mining fleet.

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Geological Setting, Mineralisation and Deposit Types

Salares Norte is near the southern end of South America’s Central Volcanic Zone, an extensive belt of Quaternary volcanoes extending from 16°S in southern Peru to 27°S in the Ojos del Salado/Tres Cruces volcanic complex located along the Chile-Argentina border. Mineral deposits within the belt lie along the transition zone between the northern steep subducting slab (north of 25°S) and the southern flat subducting slab (south of 27°S).

From a regional metallogenic perspective, Salares Norte is at the northernmost end of the Maricunga metallogenic belt, an area with a predominance of Cenozoic volcanic rocks, comprising eroded strato-volcanos, volcanic domes and pyroclastic rocks. The Maricunga metallogenic belt is more than 200 km long and 35 km wide, characterised by Late Oligocene-Early Miocene and Middle Miocene magmatism with associated epithermal (less common) and gold-rich porphyry style (predominant) deposits.

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The volcanic stratigraphy comprises an upper, relatively coarse, porphyritic dacite unit that is related to the presence of small domes of Late Miocene age (9.7 to 9.9 Ma). The impermeable dacite unit unconformably overlies a fine-grained basaltic andesite lava flow unit which is 100 m to 150 m thick and dated as Mid-Miocene (15.3 Ma) in age. The basal porphyritic andesite unit at AA (ICPA_B) is identical to that intersected at depth under BP and is unconformably overlain by the basaltic andesite flow unit. This unit is dated as Mid-Miocene in age (16.4 to 16.5 Ma), representing the oldest lithology intersected by drilling at Salares Norte.

The hydrothermal alteration and mineralisation styles observed at Salares Norte are typical of high-sulphidation epithermal deposits. Most low-grade gold mineralisation is related to alunite-quartz alteration. High-grade mineralisation is hosted in rocks with strong silica alteration, predominantly in polymictic breccia interpreted to have formed by phreatomagmatic explosions with overprinting of phreatic/hydrothermal breccias. A smaller portion of the mineralisation is hosted by fine-grained fragmental units including laminated facies. These were originally interpreted as tuffs but are now thought to represent, at least in part, fine-grained micro-breccia sills.

The high gold grade-related advanced argillic alteration (mainly alunite-quartz alteration with minor development of strong silica alteration and residual vuggy silica) is surrounded by zones of intermediate argillic alteration (i.e., illite-smectite) and overlain by remnants of steam-heated alteration (alteration zones preserved in the highest level of the deposit). The distribution of the breccia, hydrothermal alteration and the mineralisation is spatially related to the emplacement of a series of andesitic and dacitic domes.

Two separate mineralised zones have been defined by drilling: BP and AA. These zones are about 500 m apart and on the southwest and northwest margin of a dacite dome respectively. The upper limit of mineralisation at BP is about 4,370 m above sea level, while AA is about 4,300 m.

Localised high-grade gold mineralisation (>10 g/t Au) is related to a late pulse of chalcedonic cream to grey-coloured silicification, which overprints a background of earlier disseminated low-grade mineralisation (from 0.5 to 10 g/t Au and 10 to 50 g/t Ag. Gold-mineralised, zinc-rich, intermediate sulphidation-style quartz veinlets tend to occur as a halo around alunite alteration, but so far appear to be of minor economic significance.

At BP, the main breccia bodies are elongated to strongly elongated, with a northeast-southwest to east-west orientation. The BP body is observed at surface to a depth of 450 m in drill core and remains open at depth. The shape of the breccia, as defined by current drilling, is like an inverted cone.

The immediate area surrounding Salares Norte is dominated by volcanic and pyroclastic rocks ranging in age from Late Oligocene to Early Miocene to Quaternary.

Two broad stages of mineralisation are recognised at Salares Norte: an early porphyry mineralisation/barren epithermal lithocap stage and a later fertile high-sulphidation epithermal stage with evidence of overprinting of the mineralising events. Most of the mineralisation known to date is oxidised.

The main (fertile) epithermal mineralisation stage, related to high-sulphidation fluids, is the most important stage given that it is associated with the gold and silver mineralisation discovered to date. This main mineralisation stage is subdivided into three discrete events, which have been determined based on cross-cutting relationships and mineralogical observations, followed by supergene oxidation.

The sulphide mineralisation contains mainly pyrite. Gold Fields continues to explore the area around the Salares Norte project, including at AA Southwest (Filo Valle target) and in the Horizonte (Punta de Opalo, Cruz Sur and Trinchera targets) satellite area for potential new discoveries.

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Exploration

District-scale exploration by Gold Fields since 2008 has included geologic mapping, spectral alteration mapping, heliborne aeromagnetic and radiometric surveys, and stream sediment geochemical sampling. Seven target areas were identified within a radius of 20 km of Salares Norte referred to as Horizonte, Pedernales, Rio Baker, Aster 3, Aster 2, Helada, Mayweather, Fernando Sur and Filo Valle (Salares Norte Near Mine). Target definition work included detailed geologic and alteration mapping, grid soil and lag sampling, ground magnetics, CSAMT and IP/resistivity geophysical surveys.

In 2021, 21,603 m was drilled in 71 diamond drillholes on five of the target areas. While some of the initial drill results warrant follow-up drilling, the Qualified person considers that none of the targets are material to the Salares Norte property.

Drilling

Most of the drillholes in both deposits were drilled with dips of -60° to -65°. The average drillhole depth is 325 m with a maximum depth of 700 m.

Approximately 90% of the DD holes were drilled with HQ-size core (63.5 mm diameter), with the holes reduced to NQ-size core (47.6 mm diameter) in poor ground conditions. Metallurgical holes were drilled with PQ-size core (85 mm diameter). RC drilling was used to reduce uncertainty in grade or other metallurgical parameters over areas where the geology was previously assessed by DD drilling. Wet RC samples were excluded from the Mineral Resource estimation process due to issues of sample bias in deep, wet drillholes.

Exploration focus for the project has now largely moved away from resource and reserve definition to the exploration of targets outside of the known resource areas. District scale exploration during 2021 was primarily focused over the Horizonte (formerly known as Pircas), where a total of 13,808 m of DD drilling was completed. Additional drilling in the district included 3,447 m at Pedernales, 3,403 m at Fernando Sur (joint venture with Pan Pacific Copper), 249 m at Aster 3 and 2,942 m at the Filo Valle Target immediately southwest of the AA deposit.

Sampling, Analysis and Data Verification

Diamond core samples are cut in half on-site using a diamond blade rock saw. Half of the core for each interval is placed in a labelled plastic sample bag with sample tags (one within the sample and the other stapled at the top of the bag) and sent for analysis. The remaining core is retained in the core box for future reference. Sample intervals range from 0.5 m to 2 m. In general, this definition is based on geological criteria (lithology/alteration) and the weight of the sample. In barren zones, samples are generally taken every 2 m. In mineralised zones, the sample length varies between 0.5 and 1.0 m depending on geological criteria.

Sample preparation is carried out at ALS Minerals in Copiapó, Antofagasta and Santiago in Chile and Lima in Peru. The Chilean laboratory has 17025 accreditation from the Standard Canadian Council accreditation house with the number of accreditation 151191. The mechanical preparation of samples at Copiapó is undertaken at the Lima laboratory with 17015 of Lima Standard Canadian Council accreditation, a laboratory that performs the MS81, Hg and S analyses.

Dry RC samples first go through a cyclone and are collected in a 60 kg bag, which corresponds to a 2 m section of drilling. The samples are split in the field by a riffle splitter, obtaining 3 samples. Wet RC samples also go through a cyclone and are collected using a rotating cone splitter. Wet RC sample assay data is not used for Mineral Resource estimation. Future RC resource definition holes will be closely monitored to ensure appropriate sample handling and terminated upon encountering wet conditions.

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Analysis for gold, silver and other elements is carried out at ALS Minerals in La Serena and Santiago (Chile), Lima (Peru) and Vancouver (Canada). Two secondary laboratories were previously used for the umpire check analysis: Bureau Veritas (Ex-ACME) Laboratories in Santiago and Vancouver. More recently, SGS Chemex in Lima was the umpire laboratory. Approximately 5% of the samples are sent for umpire analysis.

The ALS Minerals laboratories in La Serena, Santiago and Vancouver, Bureau Veritas (previously ACME) Laboratories in Santiago and Vancouver, and SGS Chemex, Lima are ISO certified (ISO 9001, NCh-ISO 17020, ISO 17021, NCh-ISO 17025, NCh-ISO 17065) and OHSA certified (OHSAS 18001). Collectively these laboratories analyse all Mineral Resource and umpire samples.

Gold Fields has established QAQC protocols for monitoring and controlling data quality. These protocols are integrated into the data collection and storage process. All data used in the Mineral Resource estimates are subject to these protocols.

Gold Fields has conducted studies comparing the standard FA approach with SFA and comparing AAS with the gravimetric finish. These studies indicate an appropriate grade threshold for switching from AAS to a gravimetric finish is around 5 g/t Au. Switching to an SFA approach is done for all samples >10 g/t Au. There were 1,654 SFA analyses in the drillhole database to 2018.

The execution of the exploration programs was completed to industry best practice and is aligned with numerous standards and procedures developed by Salares Norte and Gold Fields over a number of years. The process consists of procedures, audits and sign-off documents for all key elements that input into the generation of a Mineral Resource model to ensure full compliance.

The geological data is stored centrally on the site server and processed and integrated into the DataShed® database in Santiago and Lima before it is returned for the site geological team to review and validate. Gold Fields has developed a comprehensive data management system based on the Maxwell Geoservices® Data Model with customisations for Salares Norte and specific geological data. The database is relational to ensure the validation of data upon entry, with a normalised assay management system uploading laboratory data from digital files. DataShed® software is the front end to the SQL database ensuring definition of tasks, permission management, and database integrity.

Mineral Processing and Metallurgical Testing

As at December 2021, construction of the 2 Mt per annum gold-silver processing plant was in progress with commissioning expected in 2023. Approximately 90% of the defined economic gold-silver mineralisation is oxidised. In the areas that have not been oxidised, the mineralisation is refractory in nature (low metallurgical recoveries using conventional gold processing techniques) due to the association or locking with the sulphide minerals.

Gold mineral particle size is relatively fine, with very little coarse gold identified in the geological and mineralogical samples analysed.

Due to the variability in metallurgical response, and of gold and silver grades, sample selection for informing plant design and performance is based on selecting and testing many variability samples, being (mostly) individual DD core or coarse reject composites of single continuous mineralisation intercepts representing individual geological domains, by pit, lithology, and alteration.

Attributable Mineral Reserves and Mineral Resources in excess of Reserves

The following tables set out the Mineral Reserves and Mineral Resources of the Salares Norte project as at the end of each of the years indicated that are attributable to Gold Fields.

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Gold Reserves and Resources

	Year ended December 31,
	2021			2020
	Tonnes (million)	Grade (g/t)	Gold (Moz)	Tonnes (million)	Grade (g/t)	Gold (Moz)	% Change
Reserves(1)
Proved Reserves	—	—	—	—	—	—	—
Probable Reserves	20.8	5.2	3.5	21.1	5.1	3.5	0
Total Reserves	20.8	5.2	3.5	21.1	5.1	3.5	0
Resources(2)
Measured Resources	—	—	—	—	—	—	—
Indicated Resources	8.0	2.1	0.5	—	—	—	—
Inferred Resources	2.6	1.7	0.1	—	—	—	—
Total Measured and Indicated Resources	8.0	2.1	0.5	—	—	—	—

Notes:

(1)	For the year ended December 31, 2021, the average reserve NSR cut-off grades were $47.69/t and metallurgical recovery was 92.7%.

(2)	For the year ended December 31, 2021, the average resource NSR cut-off grades were $47.48/t and metallurgical recovery was 92.7%.

(3)	The effective date of the current Mineral Resource and Mineral Reserve estimates is December 31, 2021.

Silver Reserves and Resources

	Year ended December 31,
	2021			2020
	Tonnes (million)	Grade (g/t)	Silver (Moz)	Tonnes (million)	Grade (g/t)	Silver (Moz)	% Change
Reserves(1)
Proved Reserves	—	—	—	—	—	—	—
Probable Reserves	20.8	58	39.0	21.1	58	39.3	-1
Total Reserves	20.8	58	39.0	21.1	58	39.3	-1
Resources(2)
Measured Resources	—	—	—	—	—	—	—
Indicated Resources	8.0	28	7.1	—	—	—	—
Inferred Resources	2.6	11	0.9	—	—	—	—
Total Measured and Indicated Resources	8.0	28	7.1	—	—	—	—

Notes:

(1)	For the year ended December 31, 2021, the average reserve NSR cut-off grades were $47.69/t and metallurgical recovery was 67.6%.

(2)	For the year ended December 31, 2021, the average resource NSR cut-off grades were $47.48/t and metallurgical recovery was 67.6%.

(3)	The effective date of the current Mineral Resource and Mineral Reserve estimates is December 31, 2021.

Mining Operations

Mining at Salares Norte will be carried out using conventional open pit methods. The LoM plan is based on a contractor mining model. Grade control drilling will precede production drilling and blasting.

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Waste will be mined on 15 m benches in a single pass with ore benches split into three 5 m flitches. With 15 m benches, the required development rate is achieved by mining nine benches per annum. Mining the 15 m benches in 5 m flitches in the ore zone also allows production to be maintained while minimising dilution and loss. The average mining rate is 39 Mt/a with the maximum mining rate of 44 Mt/a achieved in Years 3 to 5.

Mine equipment and facility requirements are based on working seven days per week, 365 days per year with 15 days lost due to weather conditions. Each day consists of two 12-hour shifts. Four mining crews will rotate to cover the operation (two working and two off) and an 8 x 6 roster. Reserve and TSF re-handling are performed by the mining contractor while the mine is operating using the mine equipment, with the associated costs assigned to processing.

Processing and Recovery Operations

The Salares Norte plant, located south of the main pit at an elevation of around 4,500 m, is designed to process 2 Mt/pa.

The selected process flowsheet incorporates cyanide leaching with Merrill-Crowe recovery from pregnant solution after CCD, followed by a scavenger CIP circuit. With the sulphide mineralisation being refractory, virtually all the material treated in the process plant through most of the mine life will be oxide. The oxide mineralisation is characterised mineralogically by mostly fine and free gold yielding high gold cyanide leach extractions. The silver also leaches readily in cyanide solution.

For standard milling practice, the high gold and silver grades along with the high silver-gold ratio (about 10:1) would traditionally indicate the use of Merrill-Crowe zinc precipitation as the process of choice. At the same time, given the high mineralisation grades, which will cause high pregnant solution grades, achieving low tails solution losses of gold and silver will be challenging for a Merrill-Crowe circuit within reasonable capital cost bounds. Tails solution losses are a key financial driver of the process route and project economics. Use of activated carbon with CIP is the prime way to ensure low tails solution losses.

Primary crushing reduces the ore to an 80% passing 150 mm product size. The crusher discharge conveyor discharges onto the stockpile feed conveyor to the COS. The stockpile can maintain feed to the plant for up to 12 hours after any shutdown of the crusher. The stockpile is covered with a dome to avoid wind dispersion of dust from stockpiled ore.

The grinding circuit comprises one SAG mill and one ball mill in SAB configuration (pebble recirculation to SAG without pebble crushing).

Leached slurry is washed in the CCD circuit for solid-liquid separation in two 30 m diameter, high-rate thickeners arranged in series, each of which produces a thickened slurry underflow at 55% solids to feed to the next stage. Barren solution from the Merrill-Crowe process is added to the second thickener to act as the wash water. The overflow from the second thickener is used as the wash water for the first thickener.

Pregnant, metal-rich, unclarified solution is recovered from the first CCD overflow and clarified in a conventional 30 m diameter thickener in preparation for the precious metal precipitation with zinc powder in the Merrill-Crowe facility.

CIP and acid wash, elution, regeneration circuit – Approximately 10% of the dissolved gold and silver not recovered through CCD is scavenged by CIP. The CCD tailings slurry is diluted to 45% solids and contacted with activated carbon in a series of eight CIP tanks of 1,360 m³ capacity (effective) each. CIP residence time is approximately 27 hours, which allows for some additional leaching of gold and silver. Tailings from the CIP circuit are sent to the cyanide detoxification stage.

The loaded carbon is treated on a semi-batch schedule in an elution facility of 13 t carbon capacity per batch using Triple AARL technology. The pregnant solution obtained from the Triple AARL process is fed to the clarification stage of the Merrill-Crowe circuit.

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The stripped carbon from the elution column is sent to a diesel-fired carbon regeneration kiln where the carbon activity is restored in a slightly reducing steam environment at 650°C. The carbon discharged from the regeneration kiln is quenched with water before being returned to the CIP circuit.

Merrill-Crowe circuit – The clarified solution from the CCD washing stage, together with the solution from the carbon elution, is processed in the Merrill-Crowe circuit. After removal of suspended solids and deaeration, zinc powder is added for gold and silver cementation. The resulting suspension of precious metal precipitate is pressure filtered using diatomaceous earth as a filtering aid.

The wet precipitate from the pressure filter discharge contains 70% solids and is transferred to two retort ovens and heated to 650°C to volatilise mercury. The vaporised mercury is condensed and captured in mercury flasks. The exhaust gases from the retort ovens are passed through an activated sulphide-carbon adsorption column and released to the atmosphere below the required emission levels. The dried, mercury-free metal precipitate is smelted to produce doré bullion.

Infrastructure, Permitting and Compliance Activities

The major components of Salares Norte are:

•	The BP gold-silver deposit and the adjacent AA gold-silver deposit from which Mineral Resources and Mineral Reserves have been declared.

•	A feasibility study on the development of an open pit mine with combined CCD, Merrill-Crowe and CIP processing facilities with name plate 2 Mt per annum throughput.

•	Approved EIA and sectorial permits.

•	Fully completed detailed engineering.

•	Approved water rights.

•	Water extraction system at the wells.

•	Offices, camp facilities, temporary fuel stations and a satellite/ microwave-based communications system.

MGFSN holds exploitation concessions covering the Salares Norte mine development. Land access rights are in place through corresponding easements granted by the Government. Water rights needed for the operation were granted by the relevant water authorities and are environmentally approved. There are no known land ownership conflicts or claims with local or indigenous peoples.

The EIA was approved by Chilean authorities in December 2019 and details all potential environmental and social impacts for the construction, operation and closure of the mine, together with the corresponding mitigation actions and voluntary commitments to address them.

All sectorial permits for the project are approved, including permits for mining exploitation, processing, waste storage, tailings storage, water course modification and mine closure. With these approvals in place, the permitting effort until commencement of operations are mainly focused on obtaining specific construction permits, including sanitary permits, building permits, and final reception of the facilities.

The compliance plan submitted to the authorities by MGFSN in December 2021, which incorporates significant learnings from the initial chinchilla relocation campaign, remains under review by the authorities at the time of this report. MGFSN will continue to work with the authorities to improve and resume the relocation program. The temporary suspension of the chinchilla relocation program does not put at risk the commissioning date of the project.

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Capital and Operating Costs and Economic Analysis

Major budgeted capital cost items for the December 31, 2021 Mineral Reserve LoM plan include initial capital for pre-stripping of the mine, construction of the process plant, associated infrastructure and facilities, and sustaining capital for the life of the operation.

Direct, indirect and owner cost estimates were derived from first principals based on vendor quotations and experience on other projects. A contingency of 15%, comprising cost and schedule contingency, was applied to the estimates. Escalation is not included.

Sustaining capital costs are influenced by the strategy of using contractor mining and the adoption of the dry stack tailings methodology. The sustaining cost for the mining fleet is adsorbed into the mining unit cost, and the TSF capital cost only includes expansion of the dry stack liner system without the need for periodic embankment raises throughout the life of the operation. The higher cost of filtered tailings is reflected in the operating costs. No allowance was made for discretionary projects, as those will be justified separately on their respective value proposition, or for inflation and exchange rate variations.

The forecast LoM capital costs are summarised in the table below.

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033

Capital cost item	(US$ million)
Development capital (mine and plant)	310.0	78.7	—	—	—	—	—	—	—	—	—	—
Mining – capitalised waste	17.0	68.0	79.9	68.7	83.2	89.4	87.3	33.8	—	—	—	—
Sustaining capital (incl. TSFs)	—	26.4	11,4	11.9	7.5	7.4	6.8	7.8	3.3	3.2	3.1	0.5
G&A capital	—	—	—	—	—	—	—	—	—	—	—	—
Exploration	—	—	—	—	—	—	—	—	—	—	—	—
Total Capital	327.0	173.1	91.4	80.6	90.7	96.9	94.0	41.6	3.3	3.2	3.1	0.5

Notes

(1)	This capital summary estimate is for the Mineral reserve LoM schedule

(2)	No exploration capital included as the resource is 97% indicated class and the remaining conversion is expected to be achieved through grade control drilling which is included in operating costs.

Mine operating costs are based on a contractor mining strategy using Q4 2018 vendor quotations inclusive of:

•	Mining and transport of ore to the run-of-mine pad and stockpile areas.

•	Mining and transport of waste to WSF South during the pre-production period and to WSF North after Year-1.

•	Maintaining all mine work areas, in-pit haul roads, external haul roads and waste storage areas.

An overall contingency of 9% was applied to the estimates. The table below summarises the LoM average operating costs for mining and processing. The G&A cost was estimated on an annual basis. Impacts of foreign exchange rate fluctuations and escalation from the date of the estimate are excluded from the operating costs estimate:

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033

Operating cost item	(US$ million)
Mining	—	26.4	14.6	33.8	15.6	7.0	12.1	34.9	0.0	0.0	0.0	0.0
Processing	—	27.9	69.4	70.4	69.6	69.7	69.8	69.1	72.9	70.1	67.6	58.1
G&A	—	39.8	32.2	32.2	31.9	31.9	32.0	30.5	25.3	24.8	21.0	12.7
Other operating costs	—	-6.3	-2.3	-2.1	-1.0	0.2	-0.1	-2.9	3.7	3.7	3.7	3.7
Total operating costs	—	87.8	113.8	134.2	116.1	108.7	113.7	131.6	101.9	92.3	92.3	74.5

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Notes

(1)	This operating cost summary estimate is for the Mineral reserve LoM schedule.

(2)	Other costs include gold-in-porcess movements.

The Salares Norte Mineral Reserves are estimated at 3.5 Moz gold and 39 Moz silver and currently support an 11-year LoM plan to 2033 with a NPV at a 5.9% discount rate of $1,279 million at the Mineral Reserve gold price of $1,300/oz and silver price of $17.50/oz. The corresponding internal rate of return is 22.3%. From the start of operations, the payback period is less than three years.

The table below illustrates the LoM physical, operating cost and capital cost inputs, as well as revenue assumptions.

Source	Units	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Open pit (gold)
LoM processed	koz	0	211.6	585.2	584.4	591.6	296.0	356.0	467.6	129.7	107.8	71.4	65.7
Recovery	%	0	95%	95%	95%	95%	94	91%	91%	79%	86%	89%	86%
Sold (payable content)	koz	0	200	555	554	562	278	324	426	103	92	64	57
Open pit (silver)
LoM processed	koz	0	1,787.6	4,275.7	4,808.6	4,127.2	5,109.5	3,641.5	2,471.4	5,793.4	1,780.7	3,788.4	1,268.8
Recovery	%	0	70.5%	71%	71%	71%	71%	65%	60%	64%	62%	69%	55%
Sold (payable content)	koz	0	1,260.3	3,035.7	3,414.1	2,930.3	3,627.8	2,367.0	1,482.9	3,707.8	1,104.0	2,614.0	697.8
Costs, revenue and cash flow
Net revenue	$ million	0.0	280.3	769.4	774.2	775.9	419.7	458.6	576.0	193.5	137.8	124.9	84.7
Operating costs	$ million	0.0	94.1	116.1	136.3	117.1	108.6	113.9	134.5	98.2	94.9	88.6	70.8
Capital costs	$ million	327.0	173.1	91.4	80.6	90.7	96.9	94.0	41.6	3.3	3.2	3.1	0.5
Other	$ million	32.7	-32.3	27.7	1.6	6.4	2.5	12.6	13.3	12.8	6.5	6.5	-9.0
Royalties (third party)	$ million	0	2.8	7.7	7.7	7.8	4.2	4.6	5.8	1.9	1.4	1.2	0.8
Government levies	$ million	0	0	0	0	0	0	0	0	0	0	0	0
Interest (if applicable)	$ million	0	0	0	0	0	0	0	0	0	0	0	0
Total Costs (Excl Tax)	$ million	359.7	237.7	242.9	226.3	222.0	212.1	225.1	195.2	116.2	105.9	99.4	63.1
Taxes	$ million		1.1	55.8	92.8	162.3	54.0	63.3	105.3	3.3	0.0	0.0	0.0
Cash flow	$ million	-359.7	41.5	470.7	455.2	391.6	153.6	170.2	275.5	74.0	31.9	25.6	21.6
Discounted cash flow at 5.9% (NPV)	$ million	-359.7	39.2	419.7	383.3	311.3	115.3	120.7	184.5	46.7	19.1	14.4	11.5

Exploration, Development, and Production

Gold Fields discovered the Salares Norte deposits in 2011 through a systematic greenfields exploration program. Up to June 2018, 620 drillholes for 169,982 m had been drilled at the property.

Key features of the FS completed in March 2019 were:

•	Mineral Reserves of 3.5 Moz gold and 39 Moz silver.

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•	11-year LoM excluding Inferred Mineral Resource.

•	First gold production expected in 2023.

•	Annual ore throughput of 2 Mt per annum.

•	Average annual production of 414 koz gold and 2,601 koz silver for the first seven years, and average annual production of 79 koz gold and 2,041 koz silver for the following four years.

•	AISC over the LoM of US$560/gold-equivalent oz.

The BP and AA deposits will be mined by a contractor using conventional open pit mining methods. Mining occurs in six phases over nine years, including two years of pre-stripping starting in BP and finishing in AA. Waste is placed in either the south or north WSF. All ore is hauled to either the run of mine pad or one of the graded stockpiles south of the pits. The process flowsheet includes crushing, grinding and cyanide leaching with Merrill-Crowe recovery from pregnant solution after CCD, followed by a scavenger CIP circuit.

The tailings from the CIP circuit are subjected to cyanide detoxification and filtered with the use of vertical plate filters. Filtered tailings is transported by truck to the dry stack TSF above the south WSF, spread and allowed to dry to specific moisture content before compaction. TSF construction will be performed by the mining contractor.

Following approval of the EIA on December 18, 2019 and completion of the funding strategy, the final notice to proceed with the mine development was approved by the Board of Gold Fields in February 2020. All sectorial permits required for the development of the mine have been secured in preparation for first gold in 2023. Open pit development and construction of the processing facility have commenced and are on schedule and within budget. The open pit development is ramping up and 22.8 Mt of overburden was removed during 2021. Construction of the 2 Mt per annum processing facility and associated infrastructure has advanced and is currently 55% complete and pre-strip of the mine is 44% complete as at December 31, 2021.

Minor drilling along the north extension of the AA deposit has been completed and step-out drilling is testing for potential extensions, focusing on the southwest extension of the AA deposit. However, exploration focus for the property has moved away from Mineral Resource and Mineral Reserve definition to the evaluation of targets outside of the resource footprint. District scale exploration drilling during 2021 totalled 21,603 m of DD in 71 holes. This meterage was primarily drilled at the Horizonte project (13,808 m), Fernando Sur (joint venture with Pan Pacific Copper) (3,403 m), Aster 3 (249 m), Filo Valle (2,942 m) and Pedernales, (3,447 m). None of this exploration drilling to date has delivered results considered material to the Salares Norte property. However, results in some areas were encouraging and warrant further work. Studies are ongoing to determine whether Mineral Resources and Mineral Reserves can be defined in certain areas and further target generation and exploration drill testing is planned.

With first gold production scheduled in 2023 there are no meaningful operating statistics to report.

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Summary of Mineral Resources and Mineral Reserves

Mineral Reserves of Gold Fields as at December 31, 2021

Methodology

In accordance with the requirements imposed by the JSE, Gold Fields reports its Mineral Reserves using the terms and definitions of the SAMREC Code, which are substantively similar to the CIM Definition Standards. Mineral Reserves (referred to as “ore reserves” under the SAMREC Code) are divided into categories of proved and probable Mineral Reserves and are expressed in terms of tonnes to be processed at mill feed head grades, allowing for application of cut-off grades, estimated mining dilution, ore loss, mining recovery and other modifying factors.

All of Gold Fields’ operations report Mineral Reserves using cut-off grades or net smelter return (“NSR”) cut offs, in the case of multi-metal deposits. Cut-off grade is the grade that distinguishes the economic material within an ore body that is to be extracted and treated from the remaining material. Cut-off grade is typically calculated using an appropriate metal price plus the development, stoping, processing, general and administration and sustaining capital costs to derive a total cost per tonne. NSR cut-off is the net revenue (total revenue less production costs) that the owner of a mining property receives from the sale of the mine’s metal products. Costs include transportation and refining costs. Modifying factors applied in estimating Mineral Reserves are primarily based on historical empirical information, but commonly incorporate adjustments for planned operational improvements. Tonnage and grade may include some mineralisation below the selected cut-off grade to ensure that the Mineral Reserve comprises blocks of adequate size and continuity to facilitate practical mining (dilution) but is limited in extent and typically less than 5% and the entire mining block would still be above cut off contribution by metal. Mineral Reserves also take into account operating cost levels as well as necessary capital and sustaining capital provisions required at each operation, and are supported by detailed engineered LoM plans.

The metal prices used for the 2021 LoM plans were as follows: for the Ghana operations, Mineral Reserve figures are based on an optimised pit at a gold price of US$1,300 per ounce. For the Australian operations, Mineral Reserve figures are based on a gold price of A$1,750 per ounce (at an exchange rate of A$1.35 per US$1.00). Open pit Mineral Reserves at the Australian operations are similarly based on optimised pits and the underground operations on appropriate mine design and extraction schedules. At South Deep, a gold price of ZAR650,000 per kilogram (at an exchange rate of ZAR15.55 per US$1.00) was applied in valuing the Mineral Reserve; the gold price used for Reserves is less than the three-year trailing average (US$1,558 per oz) to end December 2021, calculated on a monthly basis, of the London afternoon fixing price of gold. For the Cerro Corona gold Reserves, the optimised pit is based on a gold price of US$1,300 per ounce and a copper price of US$2.80 per pound. Due to the nature of the deposit and the importance of net smelter returns, the gold and copper prices need to be considered together. The Salares Norte Mineral Reserve used a gold price of US$1,300 per ounce and silver price of US$17.50 per ounce.

South Africa

The restructuring of South Deep, aimed at implementing a new operating model designed to improve operational efficiency, reduce operating costs and leverage cash flow, was completed at the end of 2018 and has continued to show positive results in 2020 and 2021.

In 2021, South Deep continued to execute its short- and long-term plan, in line with the key improvement themes it had identified, which are leadership changes, production efficiency improvements, and technology modernisation. South Deep's 2022 performance will continue to be assessed on the same criteria to enable productivity and cost improvements. See “Material Operating Properties—South African Operations—South Deep Mine” for more information on the mine’s 2021 performance.

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South Deep’s operational performance in 2020 and 2021 has demonstrated traction on the mine’s core strategic project themes, key performance indicators and enablers which are integral to facilitating delivery on the production ramp-up over the next five years. The mine’s 2021 production and cost performance trends continue to support the view that South Deep has the capacity to execute and deliver the production ramp-up in the LoM plan, which in turn is core to underpinning the Mineral Reserve statement and anticipated operating volumes and cost metrics.

Traction on the production ramp-up phase to full production will continue to be monitored and if a recalibration of the LoM plan is warranted based on performance and trajectory, this will be addressed as part of the annual strategic and business planning process for South Deep.

South Deep’s LoM plan and notably the production ramp-up, which forms the basis for South Deep’s Mineral Reserves, will continue to be refined and enhanced as operational outcomes are delivered and as the mine evolves to steady state production with its associated cost performance. The current LoM plan incorporates the recalibration of the labour force and related adjustments to the cost base, all recent improvements in mine design and scheduling, enhanced fleet management, updated geotechnical parameters, and all infrastructure required to support the production plan. The latter includes ventilation, refrigeration, water, backfill, shotcreting, equipment maintenance and ore handling.

At South Deep, the estimation of Mineral Reserves is based on surface drilling, underground infill and grade control (“mine definition”) diamond drilling, structural volume models derived from surface three-dimensional reflection seismics, ore body facies modelling, structural modelling, underground mapping, detailed ore zone wireframes and geostatistical estimation. The reefs, which are sedimentary in nature, are laterally strongly continuous with long-range predictability, and reflect extensive intra-basinal fluvial deposits. Initially exploration was by drilling from the surface on an approximate 500-metre to 2,000-metre grid. Once underground access is available, underground mapping and mine definition diamond drilling is undertaken on an approximate 30-metre to 90-metre grid, to provide the necessary ore body definition to support detailed mine design and production scheduling.

The following sets out the drill spacing ranges used to classify the different categories of Mineral Reserves at South Deep.

Mineral Reserve Classification	Sample Spacing Range Min/Max (metres)	Maximum Distance Data is Projected (metres)
Proved	0 to 60	90
Probable	60 to 650	650

For proved Mineral Reserves, the planned grade control or mine definition diamond drilling must be designed at an approximate 30-metre by 30-metre grid spacing, depending on the accessibility for the diamond drill rigs. Due to accessibility underground and other logistical constraints resulting from the production environment, the grid spacing can extend to 60 metres in limited areas. The high profile “destress” mining consists of 5.5-metre high cuts that are generally mined horizontally at 17- to 20-metre vertical intervals, and it reduces the In situ rock stress from approximately 80 MPa to 30 to 40 MPa to facilitate bulk mechanised mining. Estimation is constrained within both geologically homogeneous structural and defined facies zones, and is generally derived from either ordinary or simple kriged small-scale grids.

For probable Mineral Reserves, the estimates access a significant number of samples on spacing greater than the spacing for development and stoping bordering these areas. In addition, borehole spacing ranges from tens to hundreds of metres are used in conjunction with 3D seismic survey results that confirm certain structural reef elevations and key stratigraphic surfaces. Mineral Reserves classified as probable are generally adjacent to those classified as proved. Estimation is constrained within geologically homogeneous structural and sedimentary facies zones, and is derived using a localised direct conditioning technique, used to derive recoverable block estimates, based on simple kriging.

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The primary assumptions of continuity for the geologically homogeneous zones are driven by the geological model, which is updated when new information arises from drilling and underground mapping. Any changes to the geological and Mineral Resource estimation models are subject to peer and internal technical corporate review and external independent consultant review when deemed necessary. Historically, mining at South African deep-level gold mines has shown significant geological continuity, so that new mines were started based on limited surface borehole information. Customarily, geological models are primarily based on the definition of different sedimentary facies within each conglomerate horizon. These facies are extrapolated along paleocurrent and grade trends into new, undeveloped areas taking into account inherent proximal to distal depositional relationships and any surface borehole data in those areas. Normally, these facies are continuous, supported by extensive historical sample databases, and can be incorporated in the kriging and estimation of large blocks.

Ghana

For the Tarkwa open pit operation, estimation of probable Mineral Reserves is based on a combination of an initial 100- or 200-metre grid of diamond and reverse circulation (“RC”) drilling and proved Mineral Reserves are typically based on drilling a 12.5-metre to 25-metre grid of RC drill holes. For the Damang open pit operation, estimation of probable Reserves is based on a 40 metre to 80 metre grid of combined RC and diamond drilling and proved Reserves on a five- metre by eight-metre grid up to a 20-metre grid, depending on the ore body type and geometry. Advance grade control drilling is employed in certain areas to provide detailed estimation to greater depths than normal grade control drilling (typically two to three times the normal GC depth) where information is required to confirm structural and grade trends.

Diamond drilling provides continuous (solid) core from diamond drill bits, using water and chemicals for lubrication. Consequently, diamond drilling provides greater resolution of geological parameters such as lithologies, alterations, mineralisation, rock hardness and structures.

In surface drilling programmes, RC drilling provides chip samples from percussion hammers powered by compressed air. The chips are transferred to the surface up a central tube within the rods to eliminate contamination from the outer hole. Sampling is generally conducted at intervals relevant to the ore body block model and mining dimensions. RC drilling is generally quicker and less expensive than diamond drilling. However, there is a depth limitation to RC drilling and consequently all deep holes are conducted by diamond drilling.

Generally, exploration and infill drilling programmes will consist of a mix of RC and diamond drilling in order to provide the necessary geological resolution, as well as bulk analytical data for evaluation, geotechnical and geo-metallurgical purposes. Grade control drilling programmes use RC.

Mineral Resource estimation in Ghanian operations typically utilises a recovered resource estimation based on conditional simulations. This aims to estimate the grades and tonnages above a cut off at a particular minimum mining selection size based on geostatistics.

Australia

At the Australian operations, the estimation of Mineral Reserves for both underground and open pit operations is based on exploration and sampling information gathered through appropriate techniques, primarily from diamond drilling, RC drilling, air-core and sonic drilling techniques. The locations of sample points are spaced close enough to deduce or confirm geological and grade continuity. Generally, drilling is undertaken on grids, which range between 10 metres by 25 metres for proved Reserves and up to 40 metres by 60 metres typically for probable Reserves, although this may vary depending on the continuity of the ore body. In underground operations mapping and sampling of development facies is used to supplement drilling information. Due to the variety and diversity of mineralisation at the Australian operations, sample spacing may also vary depending on each particular ore type.

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Mineral Resource estimation is based either on a conditional simulation, recovered resource approach or ordinary or simple kriging. Both 2-dimensional or 3-dimensional estimation approaches are used depending on orebody geometry.

Peru

For the Cerro Corona operation, estimation is based on diamond drill and RC holes. The spacing of holes at Cerro Corona is generally on a grid ranging from 40 metres to 60 metres for probable Reserves with some areas approximating a 25-metre grid where geology becomes more complex. The blast hole rock chips are used as grade control samples and are drilled on an average 5.5-metre by 4.8-metre grid.

Mineral Resource estimation is by conditional simulation, recovered resource estimation.

Chile

For the Salares Norte project, estimation is mostly based on diamond drill holes with a small number of RC drill holes. The average spacing of holes in the Indicated Resource and Probable Reserve is less than 25 metres and in the Inferred Resource is less than 40 metres. Some closer spaced drilling of about 10 to 15 metres has been completed on a few sections to test short-range variability of geology and gold grade domains to assist with production design and scheduling.

Mineral Resource estimation is by conditional simulation, recovered resource estimation.

Group Attributable Mineral Reserves Statement

As at December 31, 2021, Gold Fields had aggregate attributable proved and probable Mineral Reserves of approximately 47.4 million ounces of gold, 474 million pounds of copper and 39 million ounces of silver. Gold Fields’ attributable proved and probable gold Mineral Reserves as of such date are as set forth in the following table:

	Attributable Gold Mineral Reserve statement as at December 31, 2021(1)
	Proved Reserves			Probable Reserves			Total Reserves			Attributable gold production
	Tonnes (million)	Head Grade (g/t)	Gold (Moz)	Tonnes (million)	Head Grade (g/t)	Gold (Moz)	Tonnes (million)	Head Grade (g/t)	Gold (Moz)	in fiscal 2021(2) (Moz)
Underground (UG)
South Africa
South Deep(3)(4)	14.1	5.4	2.4	168.3	4.9	26.7	182.4	5.0	29.1	0.28
Australia
St. Ives	1.7	5.1	0.3	11.5	4.6	1.7	13.3	4.6	2.0	0.29
Granny Smith	2.2	4.9	0.4	10.4	5.6	1.9	12.6	5.5	2.2	0.28
Agnew(5)	0.01	5.5	0.001	4.7	6.4	1.0	4.7	6.4	1.0	0.22
Total Underground	18.0	5.3	3.1	194.9	5.0	31.2	211.9	5.0	34.3	1.08
Surface (Production Stockpile)
South Africa
South Deep	—	—	—	—	—	—	—	—	—	—
Ghana
Tarkwa(5)	9.3	0.9	0.3	54.0	0.4	0.7	63.3	0.5	1.0	—
Asanko(6)	—	—	—	—	—	—	—	—	—	—
Damang(5)	7.4	0.9	0.2	—	—	—	7.4	0.9	0.2	—
Australia
St. Ives(5)	2.9	1.6	0.1	—	—	—	2.9	1.6	0.1	—
Gruyere	2.7	0.7	0.1	—	—	—	2.7	0.7	0.06	—

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	Attributable Gold Mineral Reserve statement as at December 31, 2021(1)
	Proved Reserves			Probable Reserves			Total Reserves			Attributable gold production
	Tonnes (million)	Head Grade (g/t)	Gold (Moz)	Tonnes (million)	Head Grade (g/t)	Gold (Moz)	Tonnes (million)	Head Grade (g/t)	Gold (Moz)	in fiscal 2021(2) (Moz)
Granny Smith	0.03	5.6	0.005	—	—	—	0.03	5.6	0.005	—
Agnew	0.01	8.0	0.003	—	—	—	0.01	8.0	0.003	—
Peru
Cerro Corona	7.1	0.6	0.1	—	—	—	7.1	0.6	0.1	—
Surface (Open Pit)
Ghana
Tarkwa(4)	36.2	1.2	1.5	74.7	1.2	2.8	110.9	1.2	4.3	0.47
Asanko(6)	—	—	—	—	—	—	—	—	—	0.09
Damang(4)	1.1	1.2	0.04	7.0	1.4	0.3	8.1	1.4	0.4	0.23
Australia
St. Ives(4)	0.1	2.2	0.004	3.9	2.3	0.3	3.9	2.3	0.3	0.10
Gruyere	5.7	1.2	0.2	46.2	1.3	1.9	51.9	1.3	2.2	0.12
Granny Smith	—	—	—	—	—	—	—	—	—	—
Agnew	—	—	—	0.4	3.3	0.04	0.4	3.3	0.04	—
Chile
Salares Norte	—	—	—	20.8	5.2	3.5	20.8	5.2	3.5	—
Peru
Cerro Corona	48.7	0.6	0.92	2.2	0.5	0.03	50.9	0.6	1.0	0.11
Total Surface	121.2	0.9	3.5	209.2	1.4	9.6	330.4	1.2	13.1	1.13
Grand Total	139.2	1.5	6.5	404.1	3.1	40.8	543.3	2.7	47.4	2.19
Totals by Mine
South Deep	14.1	5.4	2.4	168.3	4.9	26.7	182.4	5.0	29.1	0.28
Tarkwa	45.5	1.2	1.7	128.7	0.8	3.5	174.2	0.9	5.2	0.47
Asanko(6)	—	—	—	—	—	—	—	—	—	0.09
Damang	8.5	0.9	0.2	7.0	1.4	0.3	15.5	1.1	0.6	0.23
St. Ives	4.7	2.9	0.4	15.4	4.0	2.0	20.1	3.7	2.4	0.39
Granny Smith	2.2	4.9	0.4	10.4	5.6	1.9	12.6	5.5	2.2	0.28
Agnew	0.02	7.2	0.004	5.1	6.1	1.0	5.1	6.1	1.0	0.22
Gruyere	8.4	1.0	0.3	46.2	1.3	1.9	54.5	1.3	2.2	0.12
Salares Norte	—	—	—	20.8	5.2	3.5	20.8	5.2	3.5	—
Cerro Corona	55.8	0.6	1.1	2.2	0.5	0.03	58.0	0.6	1.1	0.11
Grand Total	139.2	1.5	6.5	404.1	3.1	40.8	543.3	2.7	47.4	2.20

Notes:

(1)	(a)	Quoted as mill delivered metric tonnes and Run of Mine (RoM) grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the Reserve figures. The approximate metallurgical recovery factors are as follows: (i) South Deep 96.5%; (ii) Tarkwa 96.3%; (iii) Damang 92%; (iv) St. Ives 65% to 96%; (v) Agnew 93.4%; (vi) Granny Smith 92%; (vii) Gruyere 81% to 95%; (viii) Cerro Corona 68% for gold and 87% for copper; and (ix) Salares Norte 92.7% for gold and 67.6% for silver (planned). The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The South African operations have a consistent metallurgical recovery, while the recoveries on the international operations vary according to the mix of the source material (e.g., oxide, transitional and fresh) and method of treatment.

(b)	Dilution relates to planned and unplanned waste and/or low-grade material being mined and delivered to the mill. Ranges are given for those operations that have multiple ore body styles and mining methodologies. The mine dilution factors are as follows: (i) South Deep 12%; (ii) Tarkwa 30cm hanging wall and 20cm footwall skins; (iii) Damang 17% to 25% (hydrothermal) and 50cm (hanging wall and foot wall skins) (palaeoplacer); (iv) St. Ives 5% to 52% (open pits) and 5% to 57% (underground); (v) Agnew 11% to 55% (open pit) and 13% to 30% (underground); (vi) Granny Smith 11% to 20%; (vii) Gruyere 4% to 31%; and (viii) Cerro Corona 0% and (ix) Salares Norte 13%.

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(c)	The mining recovery factor relates to the proportion or percentage of ore mined from the defined ore body at the gold price used for the declaration of Reserves. This percentage will vary from mining area to mining area and reflects planned and scheduled Reserves against actual tonnes, grade and metal mined (at the gold price used for the declaration of Reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) Tarkwa 100%; (ii) Damang 95%; (iii) St. Ives 91% to 100% (open pits) and 90% to 93% (underground); (iv) Agnew 70% to 93% (underground) and 72% to 88% (open pit); (v) Granny Smith 90% to 92%; (vi) South Deep 87%; (vii) Gruyere 89% to 98%; and (viii) Cerro Corona 98% mining recovery factor and (ix) Salares Norte 100%.

(d)	The cut-off grade may vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of cut-off grade values applied in the planning process: (i) South Deep 4.0 g/t to 4.4 g/t; (ii) Tarkwa 0.39g/t for mill feed; (iii) Damang 0.67 g/t to 0.75 g/t for fresh ore and 0.57 g/t to 0.65 g/t for oxide ore; (iv) St. Ives 0.35 g/t to 0.40 g/t for mill feed (open pit), and 2.5 g/t to 3.5 g/t for mill feed (underground); (v) Agnew 2.6 g/t to 4.6 g/t mill feed (underground) and 0.9 g/t to 1.0 g/t (open pit); (vi) Granny Smith 2.6 g/t to 3.5 g/t; (vii) Gruyere 0.4 g/t to 0.7 g/t; (viii) Cerro Corona US$ 14.99/t net smelter return (combined copper and gold) and (ix) Salares Norte US$ 47.69/t net smelter return (combined gold and silver).

(e)	Totals may not sum due to rounding. Where this occurs, it is not deemed significant.

(f)	An ounces-based Mine Call Factor (metal called for over metal accounted for) determined primarily on historic performance but also on realistic planned improvements where appropriate is applied to the Reserves. The following Mine Call Factors have been applied: Damang 95%, Tarkwa 97%, with Agnew, Granny Smith, St. Ives, Gruyere, South Deep, Salares Norte and Cerro Corona at 100%.

(2)	Actual gold/copper produced after metallurgical recovery.

(3)	Based on LoM ownership share due to step-up of minority interest over time.

(4)	In line with other international operations, all South Deep Mineral Reserves are classed as above infrastructure, as the Reserves will be accessed by means of ongoing declines from current infrastructure.

(5)	Includes some gold produced from stockpile material, which cannot be separately measured.

(6)	For the reasons explained in “Material Operating Properties—West Africa Operations—Asanko JV”, Gold Fields has not reported the Mineral Reserves of Asanko as at December 31, 2021.

The following table sets forth the proved and probable copper Mineral Reserves of the Cerro Corona mine as at December 31, 2021 that are attributable to Gold Fields:

	Copper Mineral Reserve statement as at December 31, 2021(1)(2)
	Proved Reserves			Probable Reserves			Total Reserves			Attributable
										copper
										production
										in fiscal
	Tonnes	Grade	Cu	Tonnes	Grade	Cu	Tonnes	Grade	Cu	2021(2)
	(million)	(%)	(Mlb)	(million)	(%)	(Mlb)	(million)	(%)	(Mlb)	(Mlb)
Surface (Stockpiles)
Cerro Corona	7.1	0.3	49	—	—	—	7.1	0.3	49	—
Surface (Open Pit)
Cerro Corona	48.7	0.4	408	2.2	0.3	1.7	50.9	0.4	425	57
Grand Total	55.8	0.4	457	2.2	0.3	1.7	58.0	0.4	474	57

Notes:

(1)	Metallurgical recovery factors have not been applied to the Reserve figures. The approximate metallurgical recovery factor for copper at Cerro Corona is 87%.

(2)	For the copper Reserves, the optimised pit is based on a gold price of US$1,300 per ounce and a copper price of US$2.8 per pound, which, due to the nature of the deposit, need to be considered together.

The following table sets forth the proved and probable silver Mineral Reserves of the Salares Norte project as at December 31, 2021 that are attributable to Gold Fields:

	Silver Mineral Reserve statement as at December 31, 2021(1)(2)
	Proved Reserves			Probable Reserves			Total Reserves
	Tonnes (million)	Head Grade (g/t)	Silver (M oz)	Tonnes (million)	Head Grade (g/t)	Silver (Moz)	Tonnes (million)	Head Grades (g/t)	Silver (Moz)	Attributable silver production in fiscal 2021(2) (Moz)
Surface (Open Pit & Stockpiles) Chile
Salares Norte	—	—	—	20.8	58.4	39	20.8	58.4	39	—

Notes:

(1)	Metallurgical recovery factors have not been applied to the Reserve figures. The planned metallurgical recovery factors are 92.7% for gold and 67.6% for silver at Salares Norte.

(2)	For the silver Reserves, the optimised pit is based on a gold price of US$1,300 per ounce and a silver price of US$17.50 per ounce, which, due to the nature of the deposit, need to be considered together.

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Gold Mineral Reserve year on year comparison

The following table sets out changes in the gold attributable Mineral Reserve for Gold Fields for the periods indicated.

Attributable Proved and Probable Mineral Reserve

	% Change	Gold on RoM Mineral Reserve(1) (Moz)
As at December 31, 2020	—	50.3
Production depletion 2021	-5%	-2.3
Gold price	0%	0
Production cost	-4%	-2.0
Discovery—Exploration	2%	0.8
Conversion	-0%	-0.03
Inclusion / exclusion	1%	0.7
As at December 31, 2021	-6%	47.4

Note:

(1)	The attributable gold Mineral Reserves exclude Asanko.

Gold Price Sensitivity

The amount of gold mineralisation that Gold Fields can economically extract, and therefore can classify as Mineral Reserves, is sensitive to fluctuations in the price of gold. The following table indicates Gold Fields’ attributable gold Reserves at different gold prices that are 10% above and below the base case presented in the “gold reserve statement” table above for operating mines. The Reserve sensitivities are, however, not based on detailed depletion schedules and should be considered on a relative and indicative basis only.

	-10%	Base (Moz)	+10%
South Deep(1)	25.9	29.1	31.1
Tarkwa	4.1	5.2	6.1
Damang	0.4	0.6	1.5
St. Ives(2)	2.2	2.4	2.9
Agnew(2)	0.9	1.0	1.1
Granny Smith(2)	2.0	2.2	2.2
Cerro Corona	1.1	1.1	1.1
Salares Norte	3.4	3.5	3.5
Gruyere	2.2	2.2	2.4

Notes:

(1)	The equivalent gold prices used for the sensitivities in South Africa are ZAR585,000/kg, ZAR650,000/kg and ZAR715,000/kg.

(2)	The equivalent gold prices used for the sensitivities in Australia are A$1,575/oz, A$1,750/oz and A$1,925/oz.

The London afternoon fixing price for gold on December 31, 2021 was US$1,805.85 per ounce. Gold Fields’ attributable gold Mineral Reserves decreased from 50.3 million ounces at December 31, 2020 to 47.4 million ounces at December 31, 2021. This decrease is due to the net impact of annual mining depletion at all operations, updated geology and resource models, near mine exploration discovery and Mineral Resource conversion, mine design and scheduling enhancements and completion of new studies across the Group. Mining cost increases have negatively impacted Mineral Reserves at most operations. The mines with year-on-year Reserve increases compared to 2021, are Gruyere (28%), Agnew (11%) and Granny Smith (2%) largely due to additional drilling and updated resource models. Compared to 2021, South Deep decreased by 8% in Reserves post annual production depletion, while Tarkwa, Damang and Cerro Corona decreased in Reserves, due to execution of their respective LoM plans, changes in mining costs and resource models. The Salares Norte project, which is currently under construction, and is expected to facilitate first gold production during the first quarter of 2023, has not seen a significant Reserve change. The Asanko JV Reserves were removed from the Gold Fields’ annual reporting in 2020 for the reasons explained in “Material Operating Properties—West Africa Operations—Asanko JV”, Gold Fields has once again not reported Mineral Reserves for the Asanko JV in 2021.

J-115

The London Metal Exchange (LME) cash settlement price for copper on December 31, 2021 was US$ 9,692.00 per tonne.

Gold Fields’ methodology for determining its Mineral Reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above under “Summary of Mineral Resources and Mineral Reserves—Mineral Reserves of Gold Fields as at December 31, 2021 - Methodology—Mineral Reserves of Gold Fields as at December 31, 2021—Methodology”. Accordingly, the sensitivity analysis of Gold Fields’ Mineral Reserves provided above should not be relied upon as indicative of what the estimate of Gold Fields’ Mineral Reserves would actually be or have been at the gold or copper prices indicated, or at any other gold or copper price, and neither should it be relied upon as a basis for estimating Gold Fields’ Mineral Reserves based on the current gold or copper price or what Gold Fields’ Mineral Reserves will be at any time in the future. See “Risk Factors - Risks related to Gold Fields’ operations and industry - Gold Fields’ Mineral Reserves are estimates based on a number of technical and economic assumptions, which, if proven inaccurate or changed, may require Gold Fields to lower its estimated Mineral Reserves”.

Mineral Resources of Gold Fields as at December 31, 2021

Methodology

The SAMREC Code is used to estimate Mineral Resources and is substantively similar to the CIM Definition Standards. The Mineral Resources are exclusive of Mineral Reserves and the point of reference is in situ. Open pit Mineral Resources are confined to pit shells that are defined by the price, costs and relevant modifying factors used for the estimates. The pit shells are used to constrain the mineralisation to that which is potentially economically and practically extractable under assumed economic conditions. The Mineral Resources are quoted at an appropriate in situ cut-off grade. The pit shells take into account selective mining units and also include estimates of any material below cut-off grade that needs to be mined to extract the complete pay portion of the Mineral Resource. Underground follow a similar economic practical extraction based on mining shapes that can be practically accessed and mined quoted at an appropriate in situ cut-off grade.

Modifying Factors for Mineral Resources

All of Gold Fields’ operations report Mineral Resources using cut-off grades or NSR cut-offs, in the case of multi-metal deposits. Cut-off grade is the grade that distinguishes the economic material within an ore body that is to be extracted and treated from the remaining material. Cut-off grade is typically calculated using an appropriate metal price plus the development, stoping, processing, general and administration and sustaining capital costs to derive a total cost per tonne. NSR cut-off is the net revenue (total revenue less production costs) that the owner of a mining property receives from the sale of the mine’s metal products. Costs include transportation and refining costs.

The London afternoon fixing price for gold on December 30, 2021 was US$1,805.85 per ounce. The LME cash settlement price for copper on December 31, 2021 was US$9,692.00 per tonne. A detailed section analysis of price selection is included in the marketing section of each of the NI 43-101 technical reports filed under Gold Fields’ issuer profile on SEDAR in connection with the Circular. The prices used to estimate Mineral Resources exclusive of Mineral Reserves are $1,500/oz for gold (which is below but approximates the three-year trailing average), $3.2/lb copper, and $20.00/oz silver. Far Southeast Mineral Resources have not been re-estimated and therefore remain at $1,400/oz for gold estimation.

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Group Attributable Mineral Resources exclusive of Reserves Statement

As at December 31, 2021, Gold Fields had aggregate attributable measured and indicated Mineral Resources exclusive of Mineral Reserves of approximately 32.2 million ounces of gold, 264 million pounds of copper and 7.1 million ounces of silver, and additional inferred Mineral Resources of approximately 19.9 million ounces of gold, 3,970 million pounds of copper and 900,000 ounces of silver. Gold Fields’ attributable measured, indicated and inferred gold Mineral Resources exclusive of Mineral Reserves as of such date are as set forth in the following table:

	Gold Mineral Resources exclusive of Reserves statement as at December 31, 2021(1)
	Measured Resources			Indicated Resources			Inferred Resources			Attributable gold Total Measured
	Tonnes (million)	In Situ Grade (g/t)	Gold (Moz)	Tonnes (million)	In Situ Grade (g/t)	Gold (Moz)	Tonnes (million)	In Situ Grade (g/t)	Gold (Moz)	and Indicated Resource (Moz)
Underground (UG)
South Africa
South Deep(3)(4)	14.9	6.8	3.2	69.5	6.5	14.6	20.4	9.1	6.0	17.8
Australia
St. Ives	0.5	4.4	0.1	4.7	4.0	0.6	8.0	4.2	1.1	0.8
Granny Smith	4.0	5.3	0.7	20.7	5.0	3.4	10.7	5.1	1.7	4.1
Agnew(5)	0.1	5.8	0.02	6.1	5.3	1.0	6.9	4.6	1.0	1.1
Philippines
Far Southeast	—	—	—	—	—	—	356.7	0.7	7.9	—
Total Underground	19.6	6.4	4.0	101.1	6.0	19.6	402.7	1.4	17.8	23.6
Surface (Stockpiles)
South Africa
South Deep	44.8	0.23	0.3	—	—	—	—	—	—	0.3
Ghana
Tarkwa(5)	0.1	0.4	0	—	—	—	—	—	—	0
Asanko(8)	—	—	—	—	—	—	—	—	—	—
Damang(5)	0.2	0.6	0	—	—	—	0.8	0.6	0.02	0
Australia
St. Ives(5)	—	—	—	—	—	—	—	—	—	—
Gruyere	—	—	—	—	—	—	—	—	—	—
Granny Smith	—	—	—	—	—	—	—	—	—	—
Agnew	—	—	—	—	—	—	—	—	—	—
Peru
Cerro Corona	—	—	—	—	—	—	—	—	—	—
Surface (Open Pit)
Ghana
Tarkwa(4)	9.7	1.5	0.5	59.1	1.4	2.6	6.9	1.5	0.3	3.1
Asanko(8)	—	—	—	—	—	—	—	—	—	0.11
Damang(4)	3.7	1.7	0.2	40.3	2.1	2.7	8.9	1.9	0.5	2.9
Australia
St. Ives(4)	0.7	2.9	0.1	4.7	2.3	0.4	1.8	2.7	0.2	0.4
Gruyere	0.1	1.0	0.001	13.9	1.4	0.6	17.7	1.4	0.8	0.6
Granny Smith	—	—	—	—	—	—	0.4	1.9	0.02	—
Agnew	—	—	—	2.0	2.7	0.2	0.8	3.5	0.1	0.2
Chile
Salares Norte	—	—	—	8.0	2.1	0.5	2.6	1.7	0.1	0.5
Peru
Cerro Corona	29.1	0.5	0.4	8.3	0.5	0.1	0.3	0.4	0.004	0.6

J-117

	Gold Mineral Resources exclusive of Reserves statement as at December 31, 2021(1)
	Measured Resources			Indicated Resources			Inferred Resources			Attributable gold Total Measured
	Tonnes (million)	In Situ Grade (g/t)	Gold (Moz)	Tonnes (million)	In Situ Grade (g/t)	Gold (Moz)	Tonnes (million)	In Situ Grade (g/t)	Gold (Moz)	and Indicated Resource (Moz)
Total Surface	43.3	0.8	1.2	136.4	1.6	7.1	38.6	1.6	2.0	8.2
Grand Total	107.8	1.6	5.5	237.4	3.5	26.7	442.2	1.4	19.9	32.2
Totals by Mine
South Deep	59.7	1.9	3.6	69.5	6.5	14.6	20.4	9.1	6.0	18.2
Tarkwa	9.8	1.5	0.5	59.1	1.4	2.6	6.9	1.5	0.3	3.1
Asanko(8)	—	—	—	—	—	—	—	—	—	—
Damang	3.7	1.7	0.2	40.3	2.1	2.7	8.9	1.9	0.5	2.9
St. Ives	1.2	3.6	0.1	9.4	3.6	1.0	9.8	4.0	1.3	1.1
Granny Smith	4.0	5.3	0.7	20.7	5.0	3.4	11.0	5.0	1.8	4.1
Agnew	0.1	5.8	0.02	8.1	4.7	1.2	7.6	4.5	1.1	1.2
Far Southeast	—	—	—	—	—	—	356.7	0.7	7.9	—
Gruyere	0.1	1.0	0.001	13.9	1.4	0.6	17.9	1.4	0.8	0.6
Salares Norte	—	—	—	8.0	2.1	0.5	2.6	1.7	0.1	0.5
Cerro Corona	29.1	0.5	0.4	8.3	0.5	0.1	0.3	0.4	0.004	0.6
Grand Total	107.8	1.6	5.5	237.4	3.5	26.7	442.2	1.4	19.9	32.2

Notes:

(1)	(a)	Quoted as mill delivered metric tonnes and Run of Mine (RoM) grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the Mineral Resource figures. The approximate metallurgical recovery factors are as follows: (i) South Deep 96.5%; (ii) Tarkwa 96.3%; (iii) Damang 92%; (iv) St. Ives 65% to 96%; (v) Agnew 93.4%; (vi) Granny Smith 92%; (vii) Gruyere 81% to 95%; (viii) Cerro Corona 68% for gold and 87% for copper; and (ix) Salares Norte 92.7% for gold and 67.6% for silver (planned). The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The South African operations have a consistent metallurgical recovery, while the recoveries on the international operations vary according to the mix of the source material (e.g. oxide, transitional and fresh) and method of treatment.

(b)	The metal prices used for the 2021 Mineral Resources were as follows: for the Ghana operations, Mineral Resource figures are based on an optimised pit at a gold price of US$1,500 per ounce. For the Australian operations, Mineral Resource figures are based on a gold price of A$2,000 per ounce (at an exchange rate of A$1.35 per US$1.00 or A$:$0.75c). Open pit Mineral Resources at the Australian operations are similarly based on optimised pits and the underground operations on appropriate mine design and extraction schedules. At South Deep, a gold price of ZAR750,000 per kilogram (at an exchange rate of ZAR15.58 per US$1.00) was applied in valuing the Mineral Resource. The gold price used for Mineral Resources is less than but approximates the three-year trailing average (US$1,558 per oz) to end December 2021, calculated on a monthly basis, of the London afternoon fixing price of gold. For the Cerro Corona gold Mineral Resources, the optimised pit is based on a gold price of US$1,500 per ounce and a copper price of US$3.2 per pound. Due to the nature of the deposit and the importance of net smelter returns, the gold and copper prices need to be considered together. The Salares Norte Mineral Resource used a gold price of US$1,500 per ounce and silver price of US$20.00 per ounce.

(c)	The cut-off grade may vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of cut-off grade values applied in the planning process: (i) South Deep 3.4 g/t to 6 g/t; (ii) Tarkwa 0.33 g/t for mill feed; (iii) Damang 0.61 g/t to 0.86 g/t for fresh ore and 0.52 g/t to 0.66 g/t for oxide ore; (iv) St. Ives 0.71 g/t to 1.05 g/t for mill feed (open pit), and 1.9 g/t to 3.8 g/t for mill feed (underground); (v) Agnew 2.2 g/t to 4.1 g/t mill feed (underground) and 0.8 g/t to 0.9 g/t (open pit); (vi) Granny Smith 2.1 g/t to 3.0 g/t; (vii) Gruyere 0.4 g/t to 0.7 g/t; (viii) Cerro Corona US$ 14.99/t net smelter return (combined copper and gold) and (ix) Salares Norte US$ 47.48/t net smelter return (combined gold and silver).

(d)	Totals may not sum due to rounding. Where this occurs, it is not deemed significant.

(2)	Based on LoM ownership share due to step-up of minority interest over time.

(3)	In line with other international operations, all South Deep Mineral Resources exclusive of Reserves are classed as above infrastructure, as the Resources will be accessed by means of ongoing declines from current infrastructure.

(4)	Metallurgical recovery factors have not been applied to the Mineral Resource exclusive of Reserve estimates. The approximate metallurgical recovery factor for copper at Cerro Corona is 87%.

(5)	For the copper exclusive of reserve, the optimised pit is based on a gold price of US$1,500 per ounce and a copper price of US$3.2 per pound, which, due to the nature of the deposit, need to be considered together.

(6)	Metallurgical recovery factors have not been applied to the Mineral Resource exclusive of Reserve estimates. The planned metallurgical recovery factors are 92.7% for gold and 67.6% for silver at Salares Norte.

(7)	For the silver Mineral Resource exclusive of Reserve estimates, the optimised pit is based on a gold price of US$1,500 per ounce and a silver price of US$20.00 per ounce, which, due to the nature of the deposit, need to be considered together.

(8)	For the reasons explained in “Material Operating Properties—West Africa Operations—Asanko JV”, Gold Fields has not reported the Mineral Resources of Asanko as at December 31, 2021.

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The following table sets forth the measured, indicated and inferred copper Mineral Resources exclusive of Mineral Reserves as at December 31, 2021 that are attributable to Gold Fields:

	Copper Mineral Resources exclusive of Reserves statement as at December 31, 2021(1)(2)
	Measured Resources			Indicated Resources			Inferred Resources			Attributable copper Total Measured
	Tonnes	In Situ Grade	Cu	Tonnes	In Situ Grade	Cu	Tonnes	In Situ Grade	Cu	and Indicated Resource(2)
	(million)	(%)	(Mlb)	(million)	(%)	(Mlb)	(million)	(%)	(Mlb)	(Mlb)
Underground
Philippines
Far Southeast	—	—	—	—	—	—	357	0.5	3,968	—
Surface Stockpiles
Peru
Cerro Corona	—	—	—	—	—	—	—	—	—	—
Open Pit
Cerro Corona	29.1	0.3	207	8.3	0.3	58	0.3	0.3	2	264
Grand Total	29.1	0.3	207	8.3	0.3	58	357	0.5	3,970	264

The following table sets forth the measured, indicated and inferred silver Mineral Resources exclusive of Mineral Reserves of the Salares Norte project as at December 31, 2021 that are attributable to Gold Fields:

	Silver Mineral Resources exclusive of Reserves statement as at December 31, 2021(1)(2)
	Measured Resources			Indicated Resources			Inferred Resources			Attributable silver Total Measured
	Tonnes (million)	In Situ Grade (g/t)	Silver (Moz)	Tonnes (million)	In Situ Grade (g/t)	Silver (Moz)	Tonnes (million)	In Situ Grades (g/t)	Silver (Moz)	and Indicated Resource(2) (Moz)
Surface (Open Pit & Stockpiles) Chile
Salares Norte	—	—	—	8.0	27.7	7.1	2.6	10.9	0.9	7.1

Internal Controls: Mineral Reserve and Mineral Resource Risks

The geometry and continuity of orebodies is interpreted from samples that are often wide spaced compared to the expected variability of the geometry and continuity of the geological units and structures that control mineralisation. Sometimes the geometry and continuity are poorly understood and difficult to predict at the scale of drilling.

Mineral Reserves and Mineral Resources are estimated using samples obtained from exposures or drilling that are widely spaced and of small volume in comparison to the mining blocks that they are used to estimate. Analytical measures are dependent on the ability to take a representative sample. Sample representivity is especially difficult to achieve when coarse gold is present as in many of the Gold Fields operations.

Geological and grade variability are commonly estimated using geostatistical measures (variogram) that indicate large contributions to structured components of sample variance may be random (nugget).

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As a result, there may be significant uncertainty in the locally estimated grades and geological continuity of resource estimates. Resource geologists attempt to provide a (usually) qualitative indication of risk to metal contents through the application of classifications (measured, indicated and inferred Mineral Resources, and proved and probable Mineral Reserves).

Assumptions are used to define whether portions of resource models are potentially economic to extract. These assumptions or modifying factors may be measures such as metal price, anticipated mining costs, cost of capital and others. These modifying factors are applied in a forward-looking fashion and become increasingly uncertain further into the future. Mines with long LoM schedules therefore carry increased risk in this regard.

In accordance with the SAMREC Code, a comprehensive quality assurance and quality control (QA/QC) protocol is in place at all the Gold Fields operations and projects. It draws on industry leading practice for data acquisition and utilises national standards authority accredited laboratories, such as the South African National Accreditation System (SANAS) in South Africa, which are regularly reviewed both internally and externally. Analytical QA/QC is maintained and monitored through the submission of blanks, certified reference material and duplicates, and umpire laboratory checks.

Gold Fields’ Mineral Resources and Mineral Reserves estimates are subject to internal Competent Persons reviews administered by the Corporate Technical Services team and cyclically by external and independent experts.

Gold Fields follows an embedded process of third-party reviews to provide expert independent assurance regarding the Mineral Resources and Mineral Reserves estimates and compliance to the appropriate reporting codes.

In line with Gold Fields’ policy that each operation or material project will be reviewed by an independent third party on average no less than once every three years, or when triggered by a material new Mineral Resource and/or Mineral Reserve declaration, the following operations were subject to external review during 2021: Tarkwa, Damang and South Deep. No material issues were identified in the estimation processes and LoM plans and Compliance Certificates have been issued by the independent consultants for these projects. The certificates state that the Mineral Resources and Mineral Reserves have been estimated and reported in accordance with the SAMREC Code. Importantly, third-party audits are also configured to assist with continuous improvement regarding leading practice in Resources and Reserves estimation and reporting.

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Description of Mining Business

The discussion below provides a general overview of the mining business as it applies to Gold Fields.

Exploration

Exploration activities are focused on discovery and Resource development aimed at replacing production depletion and growth in Mineral Reserves to maintain operational flexibility and sustainability. The Group focuses on the extension of existing ore bodies and the discovery and delineation of new ore bodies both at existing sites and at undeveloped sites. Once a potential ore body has been discovered, exploration is extended and intensified in conjunction with comprehensive infill drilling, in order to enable clearer definition of the ore body and its technical and economic characteristics to profile the potential portions to be mined. Geological, geochemical, geophysical, geostatistical, geotechnical and geo-metallurgical techniques are constantly refined to improve effectiveness and the economic viability of prospecting and mining activities. A multi-year budget is established at the respective mining operations to ensure traction on exploration strategies to secure strong exploration project pipelines.

Mining

Gold Fields currently mines only gold, with copper and silver as by-products. The mining process comprises two principal activities: (i) developing access to the ore body; and (ii) extracting the ore body once accessed. These two processes apply to both surface and underground mines.

Underground Mining

Developing access to the ore body

For Gold Fields’ South African underground mine, primary access to the ore body is provided through vertical shaft systems, while access is through single or multiple decline haulages extended from surface portals at the Australian operations. Horizontal and decline development at various intervals of the shaft or main decline, known as levels, extend laterally and provide access to the ore horizon. Ore drives open up the ore body for mining.

Extracting the ore body

Once an ore body has been accessed and opened up for mining, production activities consisting of drilling, blasting, cleaning, supporting and transporting rock are carried out on a daily basis.

At South Deep, the broken ore is loaded from either the stope, development or destress excavations into trucks using mechanical loaders and hauled along corridors to ore pass systems which connect the corridors to the cross cuts below. The broken ore from the development ends is loaded and hauled to ore pass systems by means of Load Haul Dumpers. The ore is then transported by rail or conveyor and tipped into the shaft rock transfer system, after which it is hoisted to surface. Mining methods employed include destress mining (to provide the appropriate geotechnical conditions for subsequent development stoping), long hole open stoping (for reef targets greater than 15 metres in height) and drifting and benching (for reef targets less than 15 metres in height). The mining voids generated once the ore is removed are filled with treated tailings product termed backfill, which provides ground support for the mined-out areas.

At the Australian underground operations, the broken ore is loaded straight from the stope face into trucks, using mechanical loaders, and hauled to the surface by underground dump trucks via the decline. Application of backfill to the mined-out areas is based on local conditions and is not always required in shallow underground mining areas.

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Open Pit Mining

Opening up the ore body

In open pit mining, access to the ore body is achieved by stripping the overburden in benches of fixed height to expose the ore below. This is most typically achieved by drilling and blasting an area, loading the broken rock with excavators into dump trucks and hauling the rock and/or soil to dumps. The overburden material is placed on designated waste rock dumps.

Extracting the ore body

Extraction of the ore body in open pit mining involves the same activity as in stripping the overburden. Lines are established on the pit floor demarcating ore from waste material and the rock is then drilled and blasted. Post blasting, the ore is loaded into dump trucks and hauled to interim stockpiles or directly to the crusher at the metallurgical plant, while the waste is hauled to waste rock dumps.

Rock Dump and Production Stockpile Mining

Gold Fields mines surface rock dumps and production stockpiles using mechanised earth-moving equipment.

Mine Planning and Management

Operational and longer-term planning management on the mines receives support from regional technical support functions, as well as from corporate, which includes the corporate technical services, head office finance and the sustainable development functions. The current philosophy is one of top-down/bottom-up management, with the operational and commercial objectives at each mine defined by the personnel at the mine based on parameters, objectives and guidelines provided by Gold Fields’ corporate office. This is based on the premise that the people on the ground have the best understanding of the local business and what is realistically achievable.

Each operation identifies and confirms a preferred strategic option on an annual basis, which, once approved by the Gold Fields’ Executive Committee (“Executive Committee”), is used to inform how the detailed one-year operational plan and budget is configured, which is rolled out into a LoM plan, prior to the commencement of each fiscal year. The plans are based on financial parameters determined by the Executive Committee. See “Schedule II—Annual Financial Report—Corporate Governance Report—Board committees—Executive Committee”. The operational plan is presented to the Executive Committee, which takes it to the Gold Fields Board for approval before the commencement of each fiscal year. The planning process is anchored by a Group planning calendar, and is sequential and based upon geological models, evaluation models, resource models, metal prices, mine design, depletion schedules and, ultimately, financial analysis. Capital planning is formalised pursuant to Gold Fields’ capital investment and approvals process. Projects are categorised and reviewed in terms of total expenditure, return on investment, net present value and impact on AIC per ounce and all projects involving amounts exceeding ZAR360 million (South Africa), A$40 million (Australia) and US$40 million (Ghana/Peru) are submitted to the Gold Fields Board for approval. Material changes to the plans have to be referred back to the Executive Committee and the Gold Fields Board. Post-investment reviews are conducted to assess the effectiveness of the capital approvals process and to leverage continuous improvement opportunities going forward.

Capital Expenditure

From January 1, 2022 to June 30, 2022, Gold Fields spent US$545 million in capital expenditure. For a discussion of the major expenditure items over this period, please see “Schedule IV—2022 H1 Report for the Six Months ended June 30, 2022”.

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Gold Fields spent US$1,088.7 million, US$583.7 million, and US$612.5 million in capital expenditure during fiscal 2021, 2020 and 2019, respectively. The major expenditure items in fiscal 2021 were US$326.5 million on the construction of Salares Norte, US$8.7 million on the solar plant at the South Deep mine, US$178.3 million on capital waste stripping at Tarkwa, US$6.0 million on the construction of the Far East TSF at Damang, US$14.5 million on the Arpon waste storage facility at Cerro Corona, US$53.6 million on underground and open pit development at St. Ives, US$38.0 million on the development of the Waroonga and New Holland underground complexes at Agnew, US$43.1 million on development of the Wallaby underground mine at Granny Smith and US$31.1 million on development at Gruyere.

The major expenditure items in fiscal 2020 were US$96.8 million on the construction of Salares Norte, US$7.6 million on the purchase of TM3 equipment at the South Deep mine, US$136.2 million on capital waste stripping at Tarkwa, US$6.0 million on the construction of the Far East TSF at Damang, US$19.6 million on the Arpon waste storage facility at Cerro Corona, US$36.2 million on underground and open pit development at St. Ives, US$29.4 million on the development of the Waroonga and New Holland underground complexes at Agnew, US$25.4 million on development of the Wallaby underground mine at Granny Smith and US$10.7 million on capital waste stripping at Gruyere.

The major expenditure items in fiscal 2019 were US$4.8 million on secondary support at the South Deep mine, US$102.2 million on capital waste stripping at Tarkwa, US$65.9 million on capital waste stripping at Damang, US$29.4 million on TSF at Cerro Corona, US$58.9 million on underground and open pit development at St. Ives (US$23.8 million specifically, on the development of the Waroonga and New Holland underground complexes at Agnew, US$31.4 million on development of the Wallaby underground mine at Granny Smith and US$72.6 million on the Gruyere project).

For more information regarding Gold Fields’ capital expenditure, see “Schedule II—Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Capital Expenditures”, “Schedule II—Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Liquidity and Capital Resources—Years Ended 31 December 2021 and 31 December 2020” and “Schedule II—Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Liquidity and Capital Resources—Years Ended 31 December 2020 and 31 December 2019”.

For a discussion of growth and sustaining capital expenditures, please see “Schedule II—Annual Financial Report —Management’s Discussion and Analysis of the Financial Statements—All-in Sustaining and All-in Costs”.

AIC

Please see “Schedule I—Integrated Annual Report—Profitable Production and Sustainable Cash-flow” for Gold Fields’ historical AIC.

Processing

Gold Fields has nine active gold processing facilities (one in South Africa, three in Ghana (including Asanko), four in Australia (including Gruyere) and one in Peru). An additional gold and silver processing facility at Salares Norte is currently under construction, which is expected to facilitate first gold production during the first quarter of 2023. A typical processing plant includes two stages: comminution (crushing and grinding the ore) and then gold recovery (typically flotation, leaching, carbon adsorption, carbon stripping/electrowinning and/or smelting).

Comminution

Comminution is the process of crushing and breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory or cone crushers followed by rod, SAG and/or ball mills. For the milling step, most of Gold Fields’ processing plants utilise both SAG and ball mills where the ore itself and steel balls are used as the primary grinding media. Through the comminution process, ore is ground to a pre-determined size before proceeding to the gold recovery stage.

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Gold Recovery

In most of the Gold Fields’ processing plants, gold is extracted into solution by leaching with cyanide in agitated slurry tanks. The gold is then adsorbed onto activated carbon from the solution using either the CIL process or the CIP process. The activated carbon is removed from the tanks, eluted in pressurised columns and the gold then recovered by electrowinning.

Most of the Gold Fields’ plants also utilise gravity recovery circuits that use a centrifugal concentrator to recover coarse free gold based on density differences. This gravity gold recovery step is usually undertaken within the grinding stage of the processing plant before the ore progresses to CIL or CIP.

As the final recovery step, the gold recovered by the electrowinning cells is smelted in a furnace to produce gold ore bars. These gold bars are transported to a refinery that is responsible for further refining.

At Cerro Corona, gold/copper concentrate is recovered using a standard flotation process. The concentrate is shipped to a third-party smelter for further processing. The Cerro Corona processing plant therefore does not have a CIL or CIP circuit.

Refining and Marketing

South Africa

The South Deep JV entered into a refining agreement with Rand Refinery in 2013. Rand Refinery is a non-listed private company in which Gold Fields holds a 2.8% interest, with the remaining interests held by other South African gold producers.

This refining agreement superseded and replaced any and all previous refining agreements between the South Deep JV and Rand Refinery. Pursuant to this refining agreement, Rand Refinery undertook, among other things, to: (i) refine all unrefined gold produced by South Deep; (ii) on each delivery date of unrefined gold to Rand Refinery, notify Gold Fields’ treasury department in writing of the estimated gold and/or silver content of the unrefined gold so delivered, expressed in troy ounces; and (iii) retain the refined gold and the refined silver for South Deep pending written instructions from Gold Fields’ treasury department that the refined gold and/or refined silver have been sold and may be delivered to the buyer in accordance with the buyer’s instructions. Rand Refinery assumes responsibility for the unrefined gold upon arrival of the unrefined gold at the Rand Refinery premises in Johannesburg, South Africa. Rand Refinery invoices South Deep with the refining charges, who then arranges for direct settlement to Rand Refinery. The refining agreement will continue indefinitely until either party terminates it upon at least 12 months’ written notice.

Gold Fields’ treasury department sells all the refined gold produced by South Deep to authorised counterparties at a price benchmarked against the London Bullion Market Association (“LBMA”) gold PM auction price (or the LBMA gold AM auction price).

Silver is accumulated and sold on a quarterly basis by Gold Fields, treasury to either Rand Refinery, or to an authorised counterpart at a price benchmarked against the LBMA silver price.

Ghana

Gold produced at the Tarkwa and Damang mines is refined by MKS (Switzerland) S.A. (“MKS”) pursuant to refining agreements entered into by Gold Fields Ghana (in respect of the Tarkwa mine) and Abosso Goldfields (in respect of the Damang mine) with MKS. Under these agreements, MKS collects the gold from either the Tarkwa or Damang mine and transports it either to its Switzerland refinery or to its Indian refinery where the gold is then refined. The MKS refinery in India will be the default designated refinery unless either party provides the other party with notice to the effect that a shipment of gold must be transported to MKS’ refinery in Switzerland, provided that MKS shall only be entitled to provide Gold Fields Ghana (Tarkwa and Damang operations) with such notice if: (i) the arrival date of the gold at the refinery will fall on a day other than a business day in India or during a period of weak physical demand for gold in India; or (ii) the Indian import regulations for the gold have materially and adversely changed.

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Once the gold has been refined, the Tarkwa and Damang operations shall be entitled to (i) sell the refined gold through Gold Fields’ treasury department, acting as agent for and on their behalf; or (ii) require MKS to purchase the refined gold; or (iii) request a prepayment in respect of the refined gold. All sales are benchmarked against the afternoon LBMA gold PM auction price. The LBMA gold price is operated and administered by an independent third-party provider, ICE Benchmark Administration (“IBA”), who were chosen following consultation with market participants. IBA provides the price platform, methodology, as well as the overall administration and governance for the LBMA gold price. The IBA’s platform provides an electronic, auction-based, tradeable, auditable and fully IOSCO-compliant solution for the London bullion market. MKS assumes responsibility for the gold upon collection at either the Tarkwa or Damang mines.

Silver is accumulated and sold on a quarterly basis to MKS, at the LBMA silver price on the date of sale.

The termination date for the MKS refining agreements, which were originally executed on June 3, 2021 and which renews automatically, is December 31, 2023.

Australia

In Australia, all gold produced by St. Ives, Agnew, Granny Smith and Gruyere, each owned by an Australian operating company, is refined by the Perth Mint in Western Australia. The Perth Mint applies competitive charges for the collection, transport and refining services. The Perth Mint takes responsibility for the unrefined gold at collection from each of the operations where they engage a sub-contractor, Brinks Australia. Brinks Australia delivers the unrefined gold to the Perth Mint where it is refined and the refined ounces of gold and silver are credited to the relevant metal accounts held by each Australian operating company with the Perth Mint. The arrangement with the Western Australian Mint continues indefinitely until terminated by either party upon 90 days’ written notice.

Gold Fields’ treasury department in the corporate office in Johannesburg, South Africa sells all the refined gold produced by the Australian Operating Companies. On collection of the unrefined gold from an Australian operating company’s mine site, the relevant Australian operating company will notify Gold Fields’ treasury department of the estimated refined gold content, expressed in troy ounces, available for sale. After such confirmation, Gold Fields’ treasury department will sell the refined gold to authorised counterparties at a price benchmarked against the LBMA gold PM auction price. All silver is sold to the Perth Mint at the LBMA silver price on the last business day of each month.

Peru

La Cima has two main long-term contracts for the sale of approximately 70% of concentrate from the Cerro Corona mine, one with a Japanese refinery and one with a European refinery. All production in excess of the amounts sold under long-term contracts is sold locally to globally trading entities.

Risk is transferred to the client when the concentrate is loaded at the port of Salaverry, Peru for international sales (cost, insurance and freight intercom) or at a Salaverry warehouse for local sales (based on ex works or carriage paid to incoterms). Pricing for copper under each of the contracts is based on the daily LME settlement price for copper. Pricing for gold under each of the contracts is based on the daily average of the LBMA morning and afternoon fixing price. As in previous years, La Cima’s strategy is based on building strong business relationships with smelters and traders, which allows for a regular destination for its concentrate. Uncommitted production is expected to be delivered locally in the spot market to allow for production variances and inventory management.

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The Gold Mining Industry

Background

Gold is a dense, relatively soft and rare precious metal which occurs in natural form as nuggets or grains in ore, underground veins and alluvial deposits. Gold mining operations include both underground and open pit operations with gold currently able to be commercially extracted from ore grades based on cut-off grade or net smelter return calculations updated annually using the planning metal price deck approved by Gold Fields the physical and cost base for the mine's respective plans. The majority of gold production is used for jewellery production and, for investment purposes, in the latter case because some investors view it as a store of value against inflation. In addition, certain physical properties of gold, including its malleability, ductility, electric conductivity, resistance to corrosion and reflectivity, make it the metal of choice in a number of industrial applications.

Global Markets

Demand

According to the WGC, in 2021 global gold demand increased to 4,021 tonnes and recouped much of the COVID-19-related losses sustained during 2020. For the six months ended June 30, 2022, global gold demand was 2,189 tonnes. Demand for gold in the consumer-driven jewellery and technology sectors recovered throughout the year in line with economic growth and sentiment, while central bank buying also far outpaced that of 2020. Investment demand was mixed in an environment of opposing forces: high inflation competed with rising yields for investors’ attention.

Jewellery consumer demand staged a strong recovery in 2021, increasing 52% to 2,124 tonnes, matching the 2019 total. This was in good part linked to fourth quarter demand, which—at 713 tonnes—saw the strongest quarterly jewellery consumption since the second quarter in 2013. Global holdings of gold ETFs fell by 173 tonnes in 2021 in sharp contrast to 2020’s record 874 tonne increase. Bar and coin investment maintained its momentum, jumping 31% to an eight-year high of 1,180 tonnes. Central banks accumulated 463 tonnes of gold in 2021, 82% higher than the 2020 total and lifting global reserves to a near 30-year high. Finally, gold used in technology grew 9% in 2021, to reach a three-year high of 330 tonnes. The trends in 2021 generally continued in the first half of 2022 – for the six months ended June 30, 2022, jewellery consumer demand was 928 tonnes, global holdings of gold ETFs increased by 234 tonnes, bar and coin investment was 526 tonnes, central banks accumulated 270 tonnes, and gold used in technology was 159 tonnes.

Supply

Supply of gold consists of new production from mining, the recycling of gold scrap and releases from existing stocks of bullion. Mine production represents the most important source of supply, typically comprising 75% each year. Annual demand requires more gold than is newly mined and the shortfall is made up from recycling. Management believes that long-term gold supply issues will act to support a recovery in the gold price. According to the WGC, total gold supply decreased by 1% from 4,721 tonnes in fiscal 2020 to 4,666 tonnes in fiscal 2021. The decrease in gold supply between fiscal 2020 and fiscal 2021 is attributable to an 11% decrease in recycling activity during the COVID-19 pandemic. This trend continued in the first half of 2022, which had 2,357 tonnes of total gold supply for the six months ended June 30, 2022.

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Price

The market for gold is relatively liquid compared to other commodity markets, with London being the world’s largest gold trading market. Gold is also actively traded via futures and forward contracts. The price of gold has historically been significantly affected by macroeconomic factors, such as inflation, exchange rates, Reserves policy and by global political and economic events, rather than simple supply/demand dynamics. Gold is often purchased as a store of value in periods of price inflation and weakening currency. The price of gold has historically been less volatile than that of most other commodities. In 2017, the price of gold improved by 1%, then fell by 2% in 2018, then improved by 18% in 2019, improved again by 27% in 2020 and improved again by 2% in 2021. The closing gold price on December 31, 2021 was US$1,806 per ounce. In 2021, the spot gold price was as high as US$1,944 and as low as US$1,684 per ounce. In the six months ended June 30, 2022, the spot gold price was as a high US$2,056 per ounce and as a low as US$1,785 per ounce.

Top Producers

Based on fiscal 2021 production, the first, second, third and fourth largest gold producers in the world were Newmont, Barrick, Polyus and AngloGold Ashanti, respectively. According to publicly available sources, as at December 31, 2021, Newmont had 12 operations in eight countries, Barrick had 14 operations in twelve countries, Polyus had six operations in one country and AngloGold Ashanti had 14 operations in nine countries. In fiscal 2021, Gold Fields was the fifth largest gold producer in the world.

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Environmental and Regulatory Matters

South Africa

Environmental

Gold Fields’ South African operation is subject to various laws relevant to its activities that relate to the protection of the environment. South Africa’s Constitution grants the people of South Africa the right to an environment that is not harmful to human health or wellbeing and to the protection of that environment for the benefit of present and future generations through reasonable legislative and other measures. The South African Constitution and the National Environmental Management Act, No. 107 of 1998 (“NEMA”), as well as various other related pieces of legislation enacted, grant legal standing to a wide range of interest groups to bring legal proceedings to enforce their environmental rights, which are enforceable against private entities, as well as the South African government.

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits, authorisations and other approvals for those operations. The applicable environmental legislation also imposes general compliance requirements and incorporates environmental principles, including the “polluter pays” principle.

The South African Government has initiated the “One Environmental System” to streamline the licensing processes for mining, environmental authorisations and water use. Under the One Environmental System, the DMRE is the competent authority to grant environmental authorisations under NEMA. The Department of Forestry, Fisheries and the Environment is the appeal authority for these authorisations. NEMA has been amended to provide that every holder of a mining right will remain responsible for any environmental liability due to pollution or ecological degradation. They will also remain responsible for the pumping and treatment of polluted or extraneous water and the management and sustainable closure thereof. If these obligations are contravened, the holder of a mining right and its directors may be held criminally liable under the provisions of NEMA for any environmental degradation and/or the remediation thereof.

South African mining companies are required by law to undertake rehabilitation work as part of their ongoing operations in accordance with an approved environmental management plan (“EMP”), which includes a mine closure plan. Gold Fields funds its ongoing environmental rehabilitation costs as part of its operating cash flows. Gold Fields’ long-term closure costs are funded by making cash contributions into an environmental trust fund, as well as providing financial guarantees. The difference between the cash closure contributions made to the environmental trust fund to date and the final closure cost estimate are funded through insurance guarantees. These costs are collectively referred to as the “financial provision”. In fiscal 2020, an EMP performance assessment was undertaken at South Deep, with no major findings raised. A final report has been submitted to the DMRE. South Deep is required to perform its next environmental management programme performance assessment in 2022.

The South African Environmental Minister published Proposed Amendments to the Regulations Pertaining to the Financial Provision for Prospecting, Exploration, Mining or Production Operations (the “Financial Provision Regulations”), in terms of NEMA in 2015. The mining industry has been engaging the Department of Forestry, Fisheries and the Environment regarding the Financial Provision Regulations and the proposed amendments. Further revisions and proposed amendments to the Financial Provision Regulations have since been published.

On January 17, 2020, the Environmental Minister of South Africa published an amendment to the Financial Provision Regulations relating to the extension of the deadline for compliance with the Financial Provision Regulations to June 19, 2021, which granted an extension until June 19, 2022. On May 19, 2022, an additional amendment was published granting a further extension until September 19, 2023.

The Financial Provision Regulations apply to holders of mining rights and require such holders to “review and align” their approved financial provision by undertaking a review of the provisioning in accordance with the Financial Provision Regulations by June 19, 2022, provided that these holders have complied with the financial provisioning obligations imposed by the MPRDA.

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Historically, Gold Fields’ post closure water liabilities at South Deep were considered a contingent liability due to insufficient information. Pursuant to studies undertaken by an independent firm from 2015 which prepared a report compiling post-closure water management studies, South Deep now has sufficient information to enable it to reliably remove this estimation of the post closure water liability. Due to the inherent uncertainty on the outcome of the cessation of dewatering of Cooke 4 (Ezulwini) over which South Deep does not have control, together with the application made by Rand Uranium (a subsidiary of Sibanye Stillwater) for the closure of Cooke 3, 2 and 1 shafts, which would result in the rewatering of these shafts, along with other possible hydrogeological influences unrelated to South Deep in the future, the post closure water liability continues to be a contingent liability.

In line with the “One Environmental System”, the National Water Act, No. 36 of 1998 (“NWA”) requires the Department of Human Settlements, Water and Sanitation (“DWS”) to align and integrate the process for consideration of a water use licence with the timeframes of applications for prospecting and mining rights under the MPRDA and environmental authorisations under NEMA. A water use licence is required before mining operations can commence and the NWA includes a provision which gives a third party the right to appeal directly to the Minister of Water and Sanitation regarding such an application. An appeal by a third party may therefore delay a mining project despite the granting of a mining right and environmental authorisation.

Under the NWA, all water in the hydrological cycle is under the custodianship of the South African government held in trust for the people of South Africa. Water users are required to re-register their existing lawful water uses and apply for any new water uses to be licenced under the NWA. In addition, the NWA governs waste and waste water discharges that may impact a water resource. The South African government uses various policy instruments and mechanisms, such as the water use licence regime and the proposed waste discharge charge system, to ensure compliance with prescribed standards and water management practices according to the “user pays” and “polluter pays” principles and to shift some of the treatment and clean-up cost back to the polluters. Gold Fields continues to use all reasonable and practical measures to remove underground water to permit the routine safe functioning of South Deep. South Deep was issued with a water use licence in 2011 by the DWS. Certain conditions and other aspects of the approved licence were identified as requiring modification and an amended application to address these was approved by the DWS in 2018. The approved 2018 water use licence was amended and submitted to DWS as an integrated water use licence during 2019, and was approved by the DWS in 2021. The water management systems at South Deep have been reviewed to ensure compliance with the approved 2021 licence conditions and regulations. Gold Fields maintains water monitoring and audit programmes that align with is 2021 water licence.

Under the Air Quality Act, the South African government has established minimum emission standards for certain activities which result in air emissions and for which atmospheric emissions licences must be held. Non-compliance with the minimum emissions standards under the Air Quality Act is an offence. South Deep mine undertakes activities which result in atmospheric emissions, as provided for by the Air Quality Act. Having held a registration certificate authorising such activities under the statute repealed by the Air Quality Act, South Deep was granted an atmospheric emissions licence in January 2016 by the Rand West City Local Municipality, authorising South Deep to undertake smelting activities under the National Environmental Air Quality Act. Gold Fields developed an Air Quality Management Plan in 2015 in an effort to ensure it complies with the applicable requirements of the Air Quality Act, including the new minimum emissions standards.

The South African government introduced a carbon tax under the South African Carbon Tax Act with effect from June 1, 2019. The South African Carbon Tax Act (together with the South African Customs and Excise Act, which contains provisions related to the administrative arrangements for the collection of carbon tax revenues by the South African Revenue Service) aims to reduce greenhouse gas emissions. For more information regarding the Carbon Tax Act, see “Risk Factors—Risks related to environmental, social and corporate governance—Increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change may materially adversely affect Gold Fields’ operations”.

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In South Africa, the Waste Act is the principal legislation that governs waste management, including waste management facilities. South Deep has a waste disposal facility, which is currently dormant, consisting of different waste streams, including waste with radiation levels slightly above background levels (which are the naturally occurring levels in geology). Under the Waste Act, there is a duty to rehabilitate this dormant site. South Deep has included the site in its rehabilitation plan and rehabilitation commenced during fiscal 2018 and was completed in 2021. Radioactivity testing was conducted, and the site was found not to be radioactive. In 2015, South Deep applied for a waste licence in respect of two additional facilities: a waste transfer station and a salvage yard. In April 2017, Gold Fields received a confirmation of compliance with the licensing requirements in terms of the transitional arrangements and the status remains the same.

On June 2, 2014, amendments to the Waste Act were published, pursuant to which, as of December 8, 2014, residue deposits and residue stockpiles were brought within the Waste Act’s scope. Accordingly, as of December 8, 2014, in terms of the “One Environmental System”, residue stockpiles and residue deposits became subject to regulation under the Waste Act and the related regulations regarding the planning and management of residue stockpiles and residue deposits from a prospecting, mining, exploration or production operation. The Waste Act requires waste management licences for activities relating to their establishment and reclamation to be obtained, subject to the transitional provisions in the amendments which were published on July 24, 2015. Such licences will need to be obtained from the DMRE, which is the competent authority to issue such licences for mining operations. Existing residue stockpiles and residue deposits must continue to be managed in accordance with a mine’s approved environmental management program.

The regulations regarding the planning and management of residue stockpiles and residue deposits which were published on July 24, 2015 impose various classifications and associated liner requirements for new residue stockpiles and deposits. This is a fundamental shift in regulation as the Waste Act previously excluded residue deposits and residue stockpiles from its ambit. These regulations apply where a new residue stockpile is being commissioned, or when a mine is being decommissioned and closed, but it is uncertain at this stage whether they apply to existing residue stockpiles. The National Environmental Management Laws Amendment Bill aims to bring the establishment and management of “residue stockpiles” and “residue deposits” within the scope of NEMA, the impact of which is uncertain at this stage.

Gold Fields also undertakes activities which are regulated by the National Nuclear Regulator Act, No. 47 of 1999 (the NNR Act). The NNR Act requires Gold Fields to obtain authorisation from the National Nuclear Regulator (NNR) and undertake activities in accordance with the conditions of such authorisation. Gold Fields’ South African operation possesses and maintains Certificates of Registration issued by the NNR as required under the NNR Act.

Health and Safety

The principal objective of the “Mine Health and Safety Act” is to provide for the protection of the health and safety of employees and other persons at mines. The Mine Health and Safety Act requires employers and others to ensure their operating and non-operating mines provide a safe and healthy working environment, as far as reasonably practicable. The Mine Health and Safety Act provides for penalties and a system of administrative fines for non-compliance with the provisions thereof. The Mine Health and Safety Act further provides for employee participation through the establishment of health and safety committees and by requiring the appointment of health and safety representatives. It also provides for an employee’s right to refuse dangerous work. Finally, it describes the powers and functions of the Mine Health and Safety Inspectorate (“MHSI”), which inspectorate is part of the DMRE and the process of enforcement. The Mine Health and Safety Act authorises the MHSI to restrict or stop work at any mine and requires an employer to take steps to minimise health and safety risks at any mine. Under the Mine Health and Safety Act, an employer is obliged, among other things, to ensure, as far as reasonably practicable, that its mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment. The employer is also required to ensure, as far as reasonably practicable, that its mines are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person. Every employer must ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the activities at a mine, are not exposed to any hazards to their health and safety. The MHSI also has the power to impose administrative fines on an employer in the event of a breach of the Mine Health and Safety Act. The maximum administrative fine that may be imposed is ZAR1 million per offence. Any person, which may include an employer, who fails to comply with a provision of the Mine Health and Safety Act commits an offence and may be charged and, if successfully prosecuted, fined or imprisoned, or both.

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The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure and community environmental exposure to silica dust, noise, heat and certain hazardous substances, including toxic gases, water, soil or air contamination and radioactive particulates. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease) as well as noise-induced hearing loss. The Occupational Diseases in Mines and Works Act, No. 78 of 1973 (the “ODMWA”) governs the payment of compensation and medical costs related to certain occupational diseases, such as silicosis, contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. See “Risk Factors—Risks related to environmental, social and corporate governance—Gold Fields’ operations are subject to extensive environmental, health and safety regulations, which could impose additional costs and compliance requirements and Gold Fields may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws”.

In 2011, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent an employee from seeking to recover damages from the employer under common law. Such a ruling could expose Gold Fields to claims related to certain occupational diseases (including silicosis). Although risks associated with alleged occupational exposure are likely to be greater, such actions may also arise in connection with the alleged incidence of such diseases in communities proximate to Gold Fields’ mines.

Silicosis and Tuberculosis Settlement Agreement

In 2014, a consolidated application was brought in the High Court, Gauteng Local Division (“High Court”) against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who had allegedly contracted silicosis or tuberculosis while working for one or more of the mining companies listed in the application. In 2016, the High Court ordered, among other things, the certification of a silicosis class and a tuberculosis class. The High Court ruling did not represent a ruling on the merits of the cases brought against the mining companies.

On May 3, 2018, six South African mining companies (the “Gold Working Group”), including Gold Fields, concluded a settlement agreement with the attorneys representing the claimants in the silicosis and tuberculosis class action litigation (the “Settlement Agreement”). The Settlement Agreement provides meaningful compensation to eligible workers (or their dependents) suffering from silicosis and/or tuberculosis and who worked in the Gold Working Group’s mines between March 1965 and December 2019. The High Court approved the Settlement Agreement on July 26, 2019 and it became effective on December 10, 2019.

The Tshiamiso Trust has been established to carry out the terms of the Settlement Agreement. The Tshiamiso Trust is responsible for ensuring that all eligible current and former mineworkers across southern Africa with silicosis or work-related tuberculosis (or their dependents where the mineworker has passed away) are compensated pursuant to the Settlement Agreement.

Gold Fields has provided for the estimated cost of the class settlement based on actuarial assessments and the provisions of the Settlement Agreement. At December 31, 2021, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounts to US$13.1 million (ZAR209.6 million). The nominal value of this provision is US$16.9 million (ZAR269.8 million).

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The ultimate outcome of this matter, however, remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future. See “Schedule II—Annual Financial Report—Notes to the consolidated financial statements—Note 35. Contingent liabilities”.

The payment of compensation under the Settlement Agreement could have a material adverse effect on Gold Fields’ business, reputation, results of operations and financial condition. In addition, Gold Fields may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, increased levies or other contributions in respect of compensatory or other funds established and expenditures arising out of its efforts to remediate these matters or to resolve any outstanding claims or other potential action.

Mineral Rights

The MPRDA

The MPRDA, which came into effect in 2004, is the primary legislation regulating the mining industry in South Africa. Under the MPRDA, the South African government is the custodian of South Africa’s mineral and petroleum resources and has a duty to administer these resources for the benefit of all South Africans. As a consequence, an owner of the surface rights has no claim to the minerals found in, on or under the surface of his or her land. The MPRDA extinguished private ownership of minerals. The DMRE is the government body which implements and administers the MPRDA.

A company seeking to exploit mineral resources in South Africa is required to first apply for and obtain the appropriate right under the MPRDA. The Minister of Mineral Resources and Energy in South Africa is authorised to grant or refuse applications for rights under the MPRDA, and is obligated to grant the right when an applicant meets all the requirements relating to the right for which the applicant has applied. After a mining right is granted under the MPRDA and registered pursuant to the Mining Titles Registration Act, 16 of 1967, the holder of the mining right holds a limited real right in respect of the mineral and the land to which such right relates.

Under the MPRDA, the holder of a mining right must comply with the terms of the right, the provisions of the MPRDA, the environmental authorisation (issued under the NEMA), the mining work programme and the Social and Labour Plan (“SLP”) approved as part of the right. The SLP relates to the obligations placed on the mining right holder to, among other things, train employees of the mine in accordance with prescribed training methodologies, achieve employment equity and human resource development in the mining company, improve housing and living conditions of employees and set up local economic development projects. Compliance with each of the provisions of the MPRDA, environmental authorisation, mining work programme and SLP is monitored by submission of periodic returns and reports by the holder of the right to the DMRE in accordance with the provisions of the MPRDA and the right. A mining right can be suspended or cancelled if the holder conducts mining operations in breach of the MPRDA, a term or condition of the right or an environmental authorisation, or if the holder of the right submits false, incorrect or misleading information to the DMRE. The MPRDA sets out a process which must be followed prior to the mining right being suspended or cancelled.

Gold Fields actively carries out mining and exploration activities in South Deep. In the period following the MPRDA taking effect, Gold Fields applied for and was granted conversion of all of its “old order” mining rights into “new order” mining rights in terms of the MPRDA. Gold Fields has also submitted an SLP for the 2018 to 2022 period which has been approved by the DMRE.

The 2018 Mining Charter

The Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2018 (“2018 Mining Charter” (as read with the Implementation Guidelines for the 2018 Mining Charter (“Implementation Guidelines”)), among other things, sought to link mining rights with empowerment obligations. It is widely considered that the 2018 Mining Charter did not bring about the legal certainty in that African mining industry that it attempted to create.

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Some of the salient features of the 2018 Mining Charter are:

•	existing right holders who have achieved a minimum of 26% BEE shareholding shall be recognised as compliant for the duration of the mining right.

•	existing right holders whose BEE partners exited prior to the commencement of the 2018 Mining Charter shall be recognised as compliant for the duration of the mining right (the once empowered, always empowered principle).

•	the once empowered, always empowered principle will not be applicable to the renewal and transfer of a mining right; and

•	a new mining right must have a minimum of 30% BEE shareholding.

Accordingly, in 2019, the Minerals Council of South Africa (“MCSA”) filed an application in the High Court for the judicial review and setting aside of certain clauses of the 2018 Mining Charter. In 2021, the High Court issued a judgement addressing certain key elements of the MCSA’s application. Among other things, the court held that:

•	the 2018 Mining Charter is a policy document and does not, by itself, bind holders of mining rights and prospecting rights;

•	the 2018 Mining Charter is only binding on holders of mining rights to the extent that its terms have been lawfully incorporated by the DMRE Minister into such rights;

•	a renewal of an existing mining right shall not be subject to the 2018 Mining Charter requirements applicable at the time that a mining right renewal application is lodged;

•	continuing consequences shall be recognised in relation to applications for new mining rights, renewals and transfer of mining rights; and

•	the distribution of the minimum 30% BEE shareholding and provisions in respect to qualifying employees and to the equity equivalent benefit for host communities is no longer prescribed.

In addition, the court reviewed and set aside a number of specific clauses of the 2018 Mining Charter. Following the judgment, the DMRE indicated that it intends to consider steps to achieve the empowerment objectives through amendments to the MPRDA.

Gold Fields will be required to evidence that it relies on the 2018 Mining Charter as a policy document and that it will use its best endeavours to comply with the provisions that have not been set aside by the court.

See “Risk Factors—Legal, regulatory and compliance risk factors—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute—South Africa”.

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The B-BBEE Act and the B-BBEE Amendment Act

The B-BBEE Act, 2003 (“B-BBEE Act”) established a national policy on broad-based black economic empowerment (“B-BBEE”) with the objective of increasing the participation of Historically Disadvantaged Persons in the economy. The B-BBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the B-BBEE Codes with which organs of state and public entities and parties interacting with them or obtaining rights and licences from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the B-BBEE Act and the policies and codes provided for thereunder. On October 24, 2014, the B-BBEE Amendment Act (“B-BBEE Amendment Act”) was brought into operation. The B-BBEE Amendment Act inserts a new provision in the B-BBEE Act, whereby the B-BBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the B-BBEE Act, provided such conflicting law was in force immediately prior to the effective date of the B-BBEE Amendment Act. The B-BBEE Amendment Act also stipulates that this provision would only be effective one year after the B-BBEE Amendment Act is brought into effect. This provision came into effect on October 24, 2015 and, on October 27, 2015, the Minister for Trade and Industry published a government gazette notice declaring an exemption, in favour of the DMRE, from applying the requirements contained in section 10(1) of the B-BBEE Act for a period of 12 months, ended October 27, 2016. The Minister of Trade and Industry has not published any further notices since this date to provide clarity on his position, but the exemption and its expiry can be read as confirmation that the South African Department of Trade and Industry sees the B-BBEE Codes as “applicable” to the Mining Industry.

It was previously unclear how the DMRE would implement the 2018 Mining Charter within the context of the B-BBEE Act and the B-BBEE Codes and whether or not the B-BBEE Act and the B-BBEE Codes would override the 2018 Mining Charter in the future. The current position is that the provisions of an act will, in an instance of conflict, override the 2018 Mining Charter, which is a policy document and does not have the same status as legislation. On this basis the B-BBEE Act (and the B-BBEE Codes issued in terms thereof) would override the provisions of the 2018 Mining Charter.

The Royalty Act

The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 (“Royalty Act”) imposes a royalty on refined and unrefined minerals payable to the South African government.

The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing earnings before interest and taxes (“EBIT”) by the product of 12.5 times gross sales in respect of refined mineral resources calculated as a percentage, plus an additional 0.5% EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of revenue has been introduced for refined minerals. Gold Fields currently pays a royalty based on the refined minerals royalty calculation as applied to its gross revenue.

The Tax Act

Under the South African Income Tax Act 58 of 1962 gold mining companies and non-gold mining companies are subject to corporate income tax at different rates. As part of a corporate income tax package to broaden the South African tax base, effective for tax years ending on or after March 31, 2023: (i) the corporate income tax rate for non-mining companies is reduced by 1% to 27%; and (ii) the offset of balance of assessed losses carried forward by companies are restricted to 80% of taxable income. The 2022 Budget Review also proposes that the legislation be clarified to ensure that the assessed loss restriction is calculated before taking into account the capital expenditure deduction for mining operations in terms of section 36 of the South African Income Tax Act 58 of 1962.

The corporate tax rate for a gold mining company is determined according to a formula which is affected by the profitability of the applicable mining operation. Accordingly, depending on the profitability of mining operations in South Africa, the effective tax rate can be significantly different from year to year.

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Land Expropriation

In 2017, the African National Congress resolved to pursue a policy of expropriating land without compensation, provided, among other things, that such expropriation does not undermine economic growth and job creation. This policy resulted in the publication of the Draft Constitution Eighteenth Amendment Bill in 2019, which introduced legislation to amend section 25 of South Africa’s Constitution to enable the state to expropriate land in the public interest without compensation. The necessary approvals were ultimately not obtained and consequently, the Draft Constitution Eighteenth Amendment Bill was not adopted.

In 2019, prior to the introduction of the Draft Constitution Eighteenth Amendment Bill, the Draft Expropriation Bill was published for public comment by the South African Minister for Public Works, which would allow the state to expropriate land without compensation where doing so would be for a public purpose or in the public interest. In determining to expropriate land without compensation, this legislation would also require the consideration of “all relevant circumstances”, which include, among other things, whether the land is held purely for speculative purposes, is owned by the state or is abandoned. In 2020, the New Draft Expropriation Bill was introduced by the Minister for Public Works of South Africa. The New Draft Expropriation Bill was tabled in Parliament on September 28, 2022 and approved by the National Assembly. The New Draft Expropriation Bill will now be considered by the National Council of Provinces, whereafter, if approved, the New Draft Expropriation Bill will be sent to the President for assent and published in the South African Government Gazette and proclaimed as law

Exchange Controls

South African law provides for Exchange Control Regulations which, among other things, restrict the outward flow of capital from the Common Monetary Area (“CMA”) consisting of South Africa, Namibia, Lesotho and Eswatini. The Exchange Control Regulations, which are administered by the Financial Surveillance Department of the SARB, are applied throughout the CMA and regulate international transactions involving South African residents, including companies. The South African government has committed itself to gradually relaxing exchange controls and various relaxations have occurred in recent years. In 2020, SARB requested public comment on certain reforms intended to encourage foreign investment in South Africa. The existing exchange control system in South Africa is principally used to control capital movements. South African companies are not permitted to maintain foreign bank accounts without SARB approval.

SARB approval is required for Gold Fields and its South African subsidiaries to receive and/or repay loans to non-residents of the CMA.

Funds raised outside of the CMA by Gold Fields’ non-South African resident subsidiaries (whether through debt or equity) can be used for overseas expansion, subject to any conditions imposed by the SARB. Gold Fields and its South African subsidiaries would, however, require SARB approval in order to provide guarantees for the obligations of any of Gold Fields’ subsidiaries with regard to funds obtained from non-residents of the CMA. Debt raised outside the CMA by Gold Fields’ non-South African subsidiaries must be repaid or serviced by those foreign subsidiaries. Absent SARB approval, income earned in South Africa by Gold Fields and its South African subsidiaries cannot be used to repay or service such foreign debts. Unless specific SARB approval has been obtained, income earned by one of Gold Fields’ foreign subsidiaries cannot be used to finance the operations of another foreign subsidiary.

Transfers of funds from South Africa for the purchase of shares in offshore entities or for the creation or expansion of business ventures offshore require exchange control approval. However, if the investment is a new outward foreign direct investment where the total cost does not exceed ZAR1 billion per company per calendar year, the investment application may, without specific SARB approval, be processed by an authorised dealer, subject to all existing criteria and reporting obligations. If the investment exceeds ZAR1 billion, the authorised dealer must refer the request to the Financial Surveillance Department. Gold Fields must, for statistical purposes, acquire at least 10% of the foreign target entity’s voting rights. Should this reduce to below 10%, such information must be reported to the Financial Surveillance Department.

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A so-called “loop structure” will be created where a South African exchange control resident (such as Gold Fields) sets up an offshore structure which re-invests into the CMA by acquiring shares or other interests (e.g., loans) in a CMA company or CMA asset. While this was not previously permitted, with effect from January 1, 2021, loop structures are allowed if placed on record with the Financial Surveillance Department of SARB and if the acquisition of the South African assets takes place on an arm’s length basis. Annual reporting to the Financial Surveillance Department will also be required as concerns the loop structure.

Gold Fields must obtain approval from the SARB regarding any capital raising involving a currency other than the ZAR. In connection with its approval, it is possible that the SARB may impose conditions on Gold Fields’ use of the proceeds of any such capital raising, such as limits on Gold Fields’ ability to retain the proceeds of the capital raising outside South Africa or requirements that Gold Fields seeks further SARB approval prior to applying any such funds to a specific use.

Ghana

Environmental

The laws and regulations relating to the environment in Ghana have their roots in the 1992 Constitution (“Ghanaian Constitution”) which charges both the state and others with a duty to take appropriate measures to protect and safeguard the environment. Mining companies are required, under the Environmental Protection Agency Act, 1994 (Act 490) (EPA Act), Environmental Assessment Regulations 1999 (L.I. 1652) and Water Use Regulations, 2001 (L.I. 1692), to obtain all necessary environmental approvals from the Environmental Protection Agency (“Ghanaian EPA”), a body set up under the EPA Act, and, where applicable, a water use permit from the Water Resources Commission before undertaking mining operations. There are further requirements under the Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I. 2182) to obtain the necessary operating permits from the Inspectorate Division of the Minerals Commission for the operation of mines. The Ghanaian Minerals and Mining Act, 2006 (Act 703) (“Minerals and Mining Act”) also requires that mining operations in Ghana comply with all other laws for the protection of the environment. Non-compliance with the provisions of these laws could result in the imposition of fines and in some cases a term of imprisonment.

Under the relevant environmental laws and regulations, mining operations are required to undergo an Environmental and Social Impacts Assessment process and obtain an initial social license to operate from the community and an environmental permit prior to commencing operations. Environmental Management Plans (“EMPs”) are prepared and submitted to the Ghanaian EPA 18 months after the initial issuance of the permit and then every three years thereafter. The EMP must include details of the actual impacts of the operation on the environment and local communities, other likely or expected impacts of the undertaking, as well as a comprehensive plan and timetable for actions to lessen and remediate adverse impacts. Approval of the management plan may result in the issuance of an environmental certificate, subject to any conditions determined by the Ghanaian EPA. Damang submitted its EMP to the Ghanaian EPA in 2020 (for the 2020-2023 period) and Tarkwa submitted its revised EMP to the Ghanaian EPA in November 2021 (for the 2022-2024 period). Tarkwa’s existing environmental certificate expired in January 2022. Damang and Tarkwa have paid the requisite processing and permit fees and are waiting for the environmental certificates to be issued by the Ghanaian EPA.

The laws also require mining operations to rehabilitate land disturbed as a result of mining operations pursuant to a reclamation security agreement (RSA) between the mine and the Ghanaian EPA. RSAs typically require mining companies to secure a percentage (typically between 50% and 100%) of the current estimated rehabilitation costs by posting reclamation bonds underwritten by banks and restricted cash. Gold Fields and Abosso Goldfields maintain reclamation bonds underwritten by banks and restricted cash in order to secure a percentage of their total mine closure liability. RSAs also require mining companies to have an environmental cost reclamation plan, which includes two cost estimates, namely: the cost of rehabilitating the mining area at the end of the life of the mine as well as the cost of rehabilitating the mine as at the date of the reclamation plan. These estimates are reviewed annually and updated every two years. Mining companies also must include an update on their rehabilitation completion progress in their annual environmental reports.

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Health and Safety

A mining company is statutorily obliged to, among other things, take steps to ensure that the mine is managed in accordance with applicable legislation, including the Minerals and Mining (Health, Safety and Technical) Regulations, 2012 (L.I 2182), to ensure the safety and wellbeing of its employees. Additionally, both the Tarkwa and Damang mines are required, under the terms of their respective mining leases, to comply with the reasonable instructions of the Chief Inspector of Mines regarding health and safety at the mines. A violation of the provisions of the health and safety regulations or failure to comply with the reasonable instructions of the Chief Inspector of Mines could lead to, among other things, a shutdown of all or a portion of the mine or the imposition of more stringent compliance procedures. The Tarkwa and Damang mines have potential liability arising from injuries to, or deaths of, workers, including, in some cases, workers employed by their contractors. Although Ghanaian law provides statutory workers’ compensation for injuries or fatalities to workers, it is not the exclusive means by which workers or their personal representatives may claim compensation. Both companies’ allotted insurance for health and safety claims and the relevant workers’ compensation may not fully cover them in respect of all liability arising from any future health and safety claims, since employees may still resort to other claims through the courts and/or legal system.

Mineral Rights

Gold Fields Ghana has two major mining leases in respect of its mining operations, namely the Tarkwa property lease and the Teberebie property lease. There are three mining leases under the Tarkwa property lease, all of which were granted in 1997 and will expire in 2027, and two mining leases under the Teberebie property lease, which were granted between 1988 and 1992, and initially expired in 2018, and then were extended by the Minister of Lands and Natural Resources in 2018 to 2036. On December 22, 2020, the Ghanaian Parliament ratified the Teberebie mining lease. All of Gold Fields’ existing mining leases in Ghana have been ratified by the Ghanaian government.

Abosso Goldfields holds the mining lease in respect of the Damang mine, which was granted in 1995 and expires in 2025, as well as the mining lease in respect of the Lima South pit that was granted in 2006 and expired in 2017 but remained valid until the application for the extension of the term was determined. As with the Tarkwa and Teberebie mining leases, these leases are renewable under their terms and the provisions of the Minerals and Mining Law (Minerals and Mining Law) by agreement between Abosso Goldfields and the government of Ghana. The Minister of Land and Natural Resources on November 12, 2018 approved the extension of the Lima South lease to 2036.

The Minerals and Mining Act came into force on March 31, 2006. Although the Minerals and Mining Act repealed the Minerals and Mining Law, and the amendments to it, the Minerals and Mining Act provides that leases, permits and licences granted or issued under the repealed laws will continue under those laws unless the Minister responsible for minerals provides otherwise by regulation. It also provides that the Minister responsible for minerals shall grant the extension of the term of a lease on conditions specified in writing as long as the holder of mineral rights has materially complied with its obligations under the Minerals and Mining Act. Management believes that all of Gold Fields’ operations in Ghana are materially compliant with the relevant legislative requirements.

The major provisions of the Minerals and Mining Act include:

•	the government of Ghana’s right to a free carried interest in mineral operations of 10% and the right to a special share (discussed below); and

•	mining companies which have invested or intend to invest at least US$500 million (as Gold Fields has) may benefit from stability and development agreements, relating to both existing and new operations, which will serve to protect holders of current and future mining leases for a period not exceeding 15 years against changes in laws and regulations generally and, in particular, relating to customs and other duties, levels of payment of taxes, royalties and exchange control provisions, transfer of capital and dividend remittances. A development agreement may contain further provisions relating to the mineral operations and environmental issues. Each stability and development agreement is subject to the ratification of Ghanaian Parliament.

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In 2010, the Minerals and Mining Act was amended to provide for a fixed royalty rate of 5% of the total revenue earned from minerals obtained, with effect from March 17, 2010. Although payment of the royalty rate became effective in March 2010, Gold Fields did not begin submitting the required payment until April 1, 2011 due to a moratorium on the tax burden for mining leases in place prior to commencement of the Minerals and Mining Act, which ended on March 31, 2011.

In 2012, the Ghanaian Parliament passed an act that increased taxes on mining companies from 25% to 35% and reduced the capital allowance regime from 80% for the first year with reductions to a uniform regime of 20% over five years. In 2015, new legislation prohibited the deferral of unutilised capital allowances if not used in the tax year. Further, a draft bill was proposed which sought to impose a windfall profit tax of 10% of the cash balance of a company engaged in mining activities. The planned windfall tax has, however, been on hold indefinitely since January 2014.

In 2016, the Parliament of Ghana ratified development agreements (“Development Agreements”) between Gold Fields Ghana, Abosso Goldfields and the government of Ghana. The Development Agreements provide for, among other things, a fixed corporate tax rate of 32.5%, beginning from March 17, 2016, and exemption from certain import duties. In addition, from January 1, 2017, Gold Fields pays royalties on a sliding scale, replacing the fixed rate, which it paid prior to January 1, 2017.

Under the Development Agreements, Gold Fields committed to pay compensation for assets used at Tarkwa since the divestiture of the Ghanaian State Gold Mining Company and, in years where a dividend is not declared and paid, to make a payment of 5% of profits after tax in the relevant year to the government (which will be offset against the eventual dividend payment).

In 2018, two members of the Ghanaian Parliament filed a lawsuit against the Ghanaian Attorney General, the Minerals Commission and 35 mining and cement manufacturing companies including Gold Fields (“Ratification Case”) seeking a declaration that all transactions, contracts and undertakings between mining companies and the government of Ghana which have not been ratified by the Ghanaian Parliament constitute a violation of the Ghanaian Constitution. In addition, the plaintiffs have sought an order for the recovery of such mineral resources (or their cash equivalent) from mining companies for carrying out mining operations when their transactions with the government of Ghana had not been ratified by the Ghanaian Parliament. Gold Fields and the other defendant mining companies have filed their response in the Ratification Case, and the case is ongoing.

Under the Ghanaian Constitution, any transaction, contract or undertaking involving the grant of a right or concession for the exploitation of any mineral, water or other natural resource of Ghana is subject to ratification by the Ghanaian Parliament. Gold Fields’ position is that it is the duty of the Minister of Lands and Natural Resources to present mining leases to the Ghanaian Parliament for ratification, and Gold Fields has complied with all statutory requirements leading to the execution of the mining leases. In addition, Gold Fields has argued that the economic ramifications of granting the relief sought by the plaintiffs is incalculable and would impact jobs, community development and revenue. The Supreme Court of Ghana has yet to set a date for the hearing of the case, and as such, it is difficult to predict the outcome of this litigation, including its impact on Gold Fields, at this stage. However, as noted above, all of Gold Fields’ existing mining leases have now been ratified by the Ghanaian government.

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Fiscal Regime

Several regulatory/statutory changes were made to Ghana’s fiscal regime in 2021, including, among others:

•	The COVID-19 Health Recovery Levy Act, 2021 (“Act 1068”), which imposed a special levy on the supply of goods and services and imports to raise revenue to support the COVID-19 expenditures and other related matters.

•	The Income Tax (Amendment) Act 2021 (Act 1066), which amended the sixth schedule to the Income Tax Act, 2015 (Act 896) to provide for a rebate for selected industrial sectors and suspended quarterly instalment payments by specified self-employed persons and owners of commercial vehicles.

•	The Income Tax (Amendment) (No. 2) Act 2021 (Act 1071), which, inter alia amended the Income Tax Act, 2015 (Act 896) to review the rates of income tax for individuals and to reduce the withholding tax rate for sale of unprocessed gold by small scale miners.

•	Energy Sector Levies Amendment Act, 2021 (Act 1064), which amended the Energy Sector Levies Act, 2015 (Act 899) to impose an energy sector recovery levy and sanitation and pollution levy on specified petroleum products.

•	Penalty and Interest Waiver (Amendment) Act, 2021, (Act 1073), which amended the Penalty and Interest Waiver Act, 2021, (Act 1065) to extend the period to apply for a waiver of penalty and interest on accumulated tax arrears up to December 31, 2020 for persons who make arrangements with the Ghana Revenue Authority (“GRA”) for payment of the principal tax up to June 30, 2022.

In April and July 2018, after field audits, the GRA imposed customs penalties of approximately US$3.2 million and US$14.4 million on Gold Fields Ghana and Abosso Goldfields, respectively. The GRA alleged that both mines had breached provisions of Ghana’s customs laws by not giving the GRA notification prior to transferring assets originally imported on concessionary import duty rates. Similar penalties were imposed on other mining companies.

Gold Fields contested the penalties and assessments on the basis that: (i) there had been no loss of revenue to Ghana; and (ii) there were no express provisions in Ghana’s customs laws requiring notification prior to transferring assets. Gold Fields received a legal opinion from external counsel agreeing with Gold Fields’ legal position. An appeal was made to Ghana’s Minister of Finance who directed the GRA to immediately suspend enforcement while Ghana’s Ministry of Finance reviewed the relevant documents that Gold Fields and other affected companies agreed to submit.

Ghana’s Deputy Minister for Finance responded to the appeals directing Gold Fields to pay the penalties as they were originally imposed. However, Ghana’s Deputy Minister of Finance failed to address the audit findings of the GRA. As a result, Gold Fields and Abosso Goldfields appealed this decision. An independent audit firm engaged by Gold Fields has confirmed that, because there were no express provisions in Ghana’s custom laws requiring notification prior to transferring assets (as noted by Gold Fields in its appeals), the penalties imposed by the GRA should not be upheld. This matter is currently ongoing.

In 2021, the GRA issued a final Transfer Pricing audit report for the 2014-2019 years of assessment for Gold Fields Ghana and Abosso Goldfields and imposed a total penalty amount of US$27.1 million. The audit report focused on deductibility of management and technical service fees and associated withholding tax gross-ups on such fees. Gold Fields has objected to the GRA’s findings while paying 30% of the penalty imposed in accordance with section 42(5)(b) of the Revenue Administration Act, 2016 (Act 915) which requires that 30% of the tax/penalty in dispute be paid prior to the Commissioner General considering the objection. The payment was made without prejudice to Gold Fields’ objection to the GRA’s findings.

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Procurement

Under the Minerals and Mining Regulations 2020 (L.I. 2431), holders of mineral rights are required to comply with specified procurement rules which require such holders to purchase goods and services from Ghanaian companies. Among other things, L.I. 2431 requires mineral right holders to utilise companies owned by Ghanaian citizens for engineering services and limits their ability to employ foreign technical and engineering consultants. In addition, this legislation requires Gold Fields to publish a procurement plan setting out the goods and services that will be procured in Ghana.

In 2018, the Minerals Commission imposed penalties of approximately US$2.6 million and US$0.4 million on Gold Fields Ghana and Abosso Goldfields, respectively, alleging that both mines had breached their procurement plans by purchasing some key items, which are available on the local market, from overseas. In 2017, the Minerals Commission imposed penalties of approximately US$4.2 million on the Tarkwa mine and approximately US$7,500 on the Damang mine for similar reasons. Gold Fields contested the penalties on both occasions, and submitted documents showing it complied with the local procurement regulations. Gold Fields maintained that the items purchased from overseas were not available on the local market as alleged by the Minerals Commission. Similar penalties were imposed by the Minerals Commission on other mining companies operating in Ghana. In connection with these penalties, the Ghanaian Chamber of Mines (“Chamber”) engaged with the Minerals Commission on behalf of its members with the aim of resolving the matter. The Chamber advised its members not to pay the penalties pending the final resolution of the matter as it has previously engaged with the Minerals Commission and other state institutions to resolve measures taken towards the enforcement of policies, directives and penalties against mining companies.

Further, in 2019, the Minerals Commission imposed additional fines of approximately US$1.9 million and approximately US$1.2 million on Gold Fields Ghana and Abosso Goldfields, respectively, for alleged breaches of their procurement plan for 2018. Gold Fields contested the penalties and is actively engaging with the Minerals Commission in an attempt to overturn the penalties. In addition, Gold Fields has received an independent legal opinion supporting its position under the Minerals and Mining Act.

Government Option to Acquire Shares of Mining Companies

Under Ghanaian law, the government is entitled to a 10% interest in any Ghanaian company which holds a mining lease in Ghana, without the payment of consideration for the shares therein. The government of Ghana has already received this 10% interest in each of Gold Fields Ghana and Abosso Goldfields. The government also has the option, under Minerals and Mining Law, 1986 (PNDCL 153), to acquire an additional 20% interest in the share capital of mining companies whose rights were granted under Minerals and Mining Law, 1986 (PNDCL 153). The government of Ghana exercised this option in respect of Gold Fields Ghana and subsequently transferred the interest back to Gold Fields. The government of Ghana retains the option to purchase an additional 20% of the share capital of Abosso Goldfields. As far as management is aware, the government of Ghana has not exercised this option for any other gold mining company in the past, other than Gold Fields Ghana.

Under the Minerals and Mining Law, which continues to apply to Gold Fields’ operations in Ghana, and under the Minerals and Mining Act, the government of Ghana has a further option to acquire a “special share” in a mining company for no consideration or in exchange for agreed upon consideration. This special share, if acquired, would entitle the government to attend and speak at any general meeting of Gold Fields Shareholders, but does not carry any voting rights. In addition, the special share does not entitle the government of Ghana to distributions of profits of the company which issues it to the government. The written consent of the government of Ghana is required to make any amendment to a company’s regulations relating to the government of Ghana’s option to acquire a special share. Although the government of Ghana has agreed not to exercise this option in respect of Gold Fields Ghana, it has retained this option for Abosso Goldfields.

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Right of Pre-emption

Under the Minerals and Mining Act, the Minister of Lands and Natural Resources has the right of pre-emption over all minerals obtained in Ghana and products derived from the refining or treatment of these minerals. Pursuant to the Minerals and Mining Act, the government of Ghana may, by an executive instrument, appoint a statutory body to act as its agent to exercise this right of pre-emption. This provides the government of Ghana the right to compulsorily purchase the minerals or gold produced by mining companies in Ghana. In 2018, the Minister of Lands and Natural Resources informed the Chamber of the government of Ghana’s intention to exercise its right of pre-emption to acquire up to 30% of all gold mined in Ghana. The Chamber is engaging with the government of Ghana to explore the most appropriate means of addressing this matter to minimise any potential negative impact on mining companies. To that end, the government of Ghana and the Chamber have established a joint committee to work collaboratively with the industry.

Notwithstanding the right of pre-emption, the Ghanaian Constitution provides protection from the deprivation of property and requires the government of Ghana to make prompt payment of fair and adequate compensation where the government of Ghana acquires private property on a compulsory basis.

Local Refinement

The government of Ghana has signalled its intention to undertake various interventions in relation to gold mining, including establishing a gold refinery in Ghana, with announced plans to locally refine 30% of the gold produced in the country. Further, the government of Ghana proposed that members of the Chamber contribute part of their production to enable a local refinery to meet a minimum 10-ton requirement. To date, Ghana’s wholly state-owned Precious Minerals Marketing Company Ltd has entered into a joint venture with Rosy Royals Minerals Limited of India to establish a refinery (Royal Ghana Gold Ltd), which is currently sourcing its gold from small scale gold producers, while it seeks LBMA certification. The Chamber insists on LBMA certification as a pre-requisite for dealing with any local refinery. The discussions are ongoing, focusing on ensuring that a move to locally refined gold does not become detrimental to the mining industry.

Exchange Controls

Under Ghana’s mining laws, the Central Bank of Ghana or the Minister for Finance may permit the holder of a mining lease to retain a percentage of its foreign exchange earnings for certain expenses in bank accounts in Ghana. Under a foreign exchange retention account agreement with the government of Ghana, and in line with the Development Agreements, Gold Fields Ghana and Abosso Goldfields are required to repatriate 30% of their revenues derived from the Tarkwa and Damang mines to Ghana and use the repatriated revenues in Ghana or maintain them in a Ghanaian bank account.

The Central Bank of Ghana issued notices on February 4, 2014 and June 13, 2014 that imposed further restrictions on the operation of Foreign Exchange Accounts and Foreign Currency Accounts. However, on August 8, 2014, it reversed virtually all the restrictions that it had imposed through these notices.

Additionally, effective fiscal 2020, there is a new exchange controls regulation which is applicable if certain capital expenditure limits are exceeded. At this stage, it is uncertain what the limits are, or the impact, if any, this regulation could have on Gold Fields.

Other Regulatory Changes

•	Minerals and Mining (Local Content and Local Participation) Regulations 2020 (L.I. 2431), which intends to promote job creation in Ghana through the use of local expertise, goods and services, businesses and financing in the mining industry value chain and the retention of the jobs in the country; achieve the minimum local level and in-country spend for the provision of goods and services in the mining industry value chain; achieve and maintain a degree of participation for Ghanaians or companies incorporated in Ghana in the mining industry value chain; and to develop local capacities in the mining industry value chain through education, skills transfer and expertise development, transfer of technology and know-how and research and development programmes.

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Australia

Environmental

Gold Fields’ gold operations in Australia are primarily subject to the environmental laws and regulations of the State of Western Australia which require, among other things, that Gold Fields obtains necessary environmental approvals, environmental licences, works approvals and mining approvals to implement and carry out its mining operations. In addition, under the Environment Protection and Biodiversity Conservation Act 1999 (Cth) it may be necessary to obtain separate approval from the federal government if any new project (including some expansions of existing facilities) has, will have or is likely to have a significant impact on “matters of national environmental significance” under the Environment Protection and Biodiversity Conservation Act 1999 (Cth).

At the state level, Gold Fields is subject to the Environmental Protection Act 1986 (WA) (“EP Act”), under which it is obliged to prevent and abate pollution and environmental harm. The EP Act also prescribes sanctions and penalties for a range of environmental offences, including orders which may effectively suspend certain operations or activities.

Under Part IV of the EP Act, a proposal (including an expansion of an existing development) that is likely to have a significant effect on the environment must be referred to the Western Australian Environmental Protection Authority (“Western Australian EPA”), which will determine whether or not to assess the proposal and if so, what level of assessment is required. Where an EIA is required, the Western Australian EPA will undertake an evaluation of a new proposal and its impact on the environment. After completing its assessment of a proposal, the Western Australian EPA prepares a report for the Western Australian Minister for the Environment who must decide whether or not to approve the proposal and, if approved, what conditions are appropriate to regulate the implementation of the proposal and its impact on the environment.

In addition to this approval, under Part V of the EP Act, a works approval and environmental licence must be obtained from the Western Australian Department of Water and Environmental Regulation (“DWER”) for the construction and operation of facilities with significant potential to cause pollution, such as the ore processing facility, TSF and the landfill and waste water treatment plant.

Gold Fields is also required to obtain a water licence from the DWER to extract water for its mining activities. A water licence is granted subject to conditions and limitations with which the licence holder must comply. Contravening the conditions of a water licence is an offence and can lead to the licence being cancelled or suspended. A water licence can also be cancelled or suspended in various other circumstances, including where the Minister for Water of Western Australia is of the opinion that the cancellation or suspension is necessary or desirable to protect the water resource or associated environment from unacceptable damage. Gold Fields has obtained the necessary water extraction licences (or has alternative water supply arrangements in place) to support its operations.

The environmental impacts of mining activities are also regulated by conditions imposed on Gold Fields’ mining tenements under the Mining Act 1978 (WA) (“Western Australia Mining Act”). If a tenement holder fails to comply with a condition of a mining tenement, the Minister for Mines or Warden appointed under the Western Australia Mining Act may impose a fine or order that the relevant mining tenement be subject to forfeiture.

It is a condition of its mining leases that prior to the commencement or expansion of any mining operations, Gold Fields is obliged to prepare a mining proposal in accordance with published guidance material and submit the mining proposal to the Department of Mining, Industry Regulation and Safety (“DMIRS”) for approval under the Western Australia Mining Act. Once approved by the DMIRS, the requirement to comply with the mining proposal becomes a condition of the underlying mining tenement.

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Gold Fields is also required to prepare and submit an Annual Environmental Report to the DWER and DMIRS under the conditions attached to its environmental approvals, licences and mining tenements.

During the operational life of its mines, Gold Fields is required by the conditions of its tenements and approvals to prepare a Mine Closure Plan which is to make provisions for the ongoing rehabilitation of its mines and to estimate the cost of closure obligations and post-closure rehabilitation and monitoring once mining operations cease. Under the Mining Rehabilitation Fund Act 2012 (WA), Gold Fields is required to pay an annual levy into a mining rehabilitation fund administered by the DMIRS. The annual levy payable by Gold Fields is 1% of an estimate of the cost per hectare to rehabilitate the land disturbed by Gold Fields’ operations. The funds held by DMIRS in the mining rehabilitation fund are used to rehabilitate abandoned mines and are not refundable or reimbursable to the contributing entities for their own rehabilitation liabilities, which are expected to be separately funded.

Under the National Greenhouse and Energy Reporting scheme, Gold Fields has operational control over the four Australian operations which have combined emissions exceeding 50kt CO2e each fiscal year. Accordingly, Gold Fields is required to report as the registered “controlling corporation” for the purposes of the scheme.

In December 2014, the Emissions Reduction Fund (“ERF”) came into effect. The ERF is a voluntary scheme that aims to provide financial incentives for emitters to reduce, abate or sequester greenhouse gas emissions. Gold Fields registered the Granny Smith Gas Power Station Project with the ERF for carbon abatement in May 2015 under the Industrial Fuel and Energy Efficiency Method. Gold Fields entered a reverse auction with the Clean Energy Regulator in April 2016 under the ERF in order to sell the project’s carbon abatement to the Australian government. This bid was successful and on May 5, 2016, Gold Fields entered into a seven-year contract with the ERF for the sale of its abatement credits.

Health and Safety

The Mines Safety and Inspection Act 1994 (WA) (“Safety and Inspection Act”) and the Mines Safety and Inspection Regulations 1995 (WA) together regulate the duties of employers and employees in the mining industry with regard to occupational health and safety and outline offences and penalties for breach. Resources Safety, a division of the DMIRS, administers this legislation. Under the approach utilised by Resources Safety, it is the responsibility of each employer to manage safety (i.e., a general duty of care exists in mines located in Western Australia). A violation of the safety laws or failure to comply with the instructions of the relevant health and safety authorities is a regulatory offence that could lead to, among other things, a temporary shutdown of all or a portion of the mine, a loss of the right to mine, or the imposition of costly compliance procedures and/or financial penalties.

In 2020, the Work Health and Safety Act (“WHS Act”) received royal assent after being passed by the Western Australian Government. The WHS Act and supporting regulations became operational in March 2022 (with transitional periods in relation to certain provisions), and replace the existing regimes under the Occupational Safety and Health Act 1984 and the Mines Safety and Inspection Act 1994 in their entirety. The WHS Act imposes more extensive workplace health and safety obligations on Gold Fields’ operations in Western Australia, including introducing personal responsibility on officers to ensure Gold Fields is complying with its health and safety obligations. Breaches of any such obligations by Gold Fields or its officers may result in criminal liabilities. The new laws also introduce a new offence of industrial manslaughter for workplace fatalities, which, in the event of a conviction, carries a significant penalty of up to 20 years’ imprisonment for individuals and fines of up to A$10 million for corporate entities.

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Mineral Rights

In Australia, the ownership of land is separate from the ownership of most minerals (including gold), which are the property of the states and are thus regulated by the state governments. The Mining Act is the principal piece of legislation governing exploration and mining on land in Western Australia. Licences and leases for, among other things, prospecting, exploration and mining must be obtained pursuant to the requirements of the Mining Act before the relevant activity can begin.

The grant of a mining tenement is generally at the discretion of the Minister or a Mining Registrar appointed under the Mining Act, and the conditions imposed on the grant of tenements relate to matters, including the environment, payment of annual rent and, for prospecting licences, exploration licences and mining leases, meeting the prescribed minimum annual expenditure commitments. If a tenement holder fails to comply with a condition of a mining tenement, the Minister or Warden may impose a fine or order that the relevant mining tenement be subject to forfeiture.

Royalties are payable to the state based on the amount of ore produced or obtained from a mining tenement. A quarterly production report must be filed and royalties are calculated ad valorem at a fixed rate of 2.5% of royalty value in respect of gold, and at other rates (depending on the relevant mineral) in respect of ore produced or obtained from a mining tenement in excess of 2,500 ounces of gold metal. The royalty value of gold is the amount of gold produced during each month in a relevant quarter multiplied by the average gold spot price for that month.

Land Claims

In 1992, the High Court of Australia recognised a form of native title which protects the rights of Aboriginal and Torres Strait Islander peoples in relation to land and waters according to their traditional law and customs in certain circumstances. As a result of this decision, the Native Title Act 1993 (Cth) (“Native Title Act”) was enacted to recognise and protect existing native title rights by providing a mechanism for the determination of native title claims and a statutory right for native title claimants or determined rights holders to negotiate, object, and/or be consulted when, among other things, certain acts (including the grant of mining tenements) are proposed, or there is an expansion of, or change to, existing rights and interests in the land which affects those native title rights and which constitutes a “future act” under the Native Title Act.

The existence of these claims does not necessarily prevent continued mining under existing tenements. Tenements granted prior to January 1, 1994 are not “future acts” and are not legally required to comply with the aforementioned consultation or negotiation procedures.

As a general rule, tenements granted (or in some cases re-granted) after January 1, 1994 need to comply with this process. However, in Western Australia, some tenements were granted without complying with this consultation or negotiation process on the basis of the then prevailing Western Australian legislation. This legislation was subsequently found to be invalid as it conflicted with the Native Title Act (which is Commonwealth legislation and takes precedence). Subsequent legislation was passed (Titles Validation Amendment Act 1999 (WA)) validating the grant of tenements between January 1, 1994 and December 23, 1996, provided certain conditions were met under the Native Title Act.

Most of Gold Fields’ tenements are currently subject to native title claims and/or a determination of native title. However, most of Gold Fields’ tenements were granted prior to January 1, 1994. Where tenements were granted between January 1, 1994 and December 23, 1996, Gold Fields believes it has complied with the conditions set out by the Native Title Act for those tenements to be validly granted. Of those tenements granted after December 23, 1996 (or to be applied for in the future), Gold Fields has either entered into (or will enter into) agreements with native title claimants or determined rights holders which provide Gold Fields with security of tenure or has utilised or will utilise a valid exemption from the consultation and negotiation process under the Native Title Act. Therefore, any existing or future recognition of native title over any of these tenements will not have a material effect on Gold Fields’ tenure during the operation of these agreements.

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Cultural Heritage

Aboriginal cultural heritage sites, which refer to places and objects of cultural and/or spiritual significance, or which have archaeological, ethnographic or historical significance, are protected under the Aboriginal Heritage Act (“AHA”). Under the AHA, consent is required from the Minister for Aboriginal Affairs for any activity that impacts an Aboriginal cultural heritage site, and it is a criminal offence to disturb a cultural heritage site or object. Subsequently, a Federal Government inquiry has recommended replacement of the AHA with Commonwealth legislation, and a moratorium on certain ministerial approvals under that act. The recommendations have not been progressed.

Concurrently, in 2021, the Western Australian State Government passed the Aboriginal Cultural Heritage Act 2021 (WA) (“ACH Act”), which will replace the AHA in its entirety. The ACH Act fundamentally shifts the approach and expectation of industry proponents with respect to Aboriginal cultural heritage management, with a focus on agreement-making with Aboriginal and Torres Strait Islander stakeholders on matters relating to cultural heritage identification and protection, and which also expands criminal offences and increases penalties (which can be up to A$10 million for corporations). The Western Australian Government is expected to undertake a 12- to 18-month process of co-designing the supporting regulations, guidelines and policies, after which the ACH Act will commence. The current AHA will continue to operate during this transition period.

Additionally, the Federal Aboriginal and Torres Strait Islander Heritage Protection Act 1984 (Cth) enables government to intervene to preserve and protect cultural heritage sites of particular significance, but to date, has been rarely used.

Gold Fields is aware of the existence of actual and potential Aboriginal cultural heritage sites throughout its area of operations in Western Australia. Cultural heritage surveys, conducted with Aboriginal stakeholders and experts, are used by Gold Fields to identify places that contain cultural heritage values so that disturbance to these places can be avoided where possible. In some cases, it is necessary to re-survey over areas with multiple Aboriginal stakeholders and experts, as well as renew surveys periodically, to ensure currency and veracity. In all other cases, relevant approvals are obtained from the Minister for Aboriginal Affairs in accordance with the AHA. Gold Fields has no planned applications for approval under the AHA, or planned activities in areas where approvals have been previously granted, for the foreseeable future. Approvals granted under the AHA will be carried over as part of the transition to the ACH Act.

Peru

Regulatory

The regulatory framework governing the development of mining activities in Peru mainly consists of the General Mining Act (Ley General de Mineria) (“LGM”) and regulations relating to mining procedures, health and safety, environmental protection, and mining investment and guarantees. Mining activities as defined by the LGM include surveying, prospecting, exploration, exploitation, general workings, beneficiation, trading and transportation of ore.

Regulatory and Supervisory Entities

In general terms, the principal regulator of mining activities in Peru is the Ministry of Energy and Mines (“MEM”) through its General Bureau of Mining (Direccion General de Mineria) (“DGM”). The MEM also regulates mining exploration activities through its General Bureau of Mining and Environmental Affairs (Direccion General de Asuntos Ambientales Mineros).

Additionally, the National Environmental Certification Service for Sustainable Investment (“SENACE”) is authorised to review and approve mining activities (through a detailed EIA) for studies of projects that have a national or multi-regional influence, and that may generate significant environmental impacts. Mine closure plans are still reviewed and approved by MEM.

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Other relevant regulatory institutions include:

•	the Instituto Geologico, Minero y Metalurgico (“INGEMMET”), which is responsible for granting the title to concession of mineral rights;

•	the Supervisory Agency for Investment in Energy and Mining (“OSINERGMIN”), which is responsible for health and safety related to infrastructure of mining activities;

•	the Assessment and Environmental Control Agency (“OEFA”), which is responsible for the supervision of environmental affairs;

•	the National Water Authority (“ANA”), which is responsible for granting water rights;

•	the Ministry of Culture, which is responsible for approving archaeological studies;

•	the National Superintendence of Labour Inspection (“SUNAFIL”), which is responsible for the oversight of worker health and safety;

•	the National Superintendence for the Supervision of Security Services, Weapons, Ammunitions and Explosives for Civil Use, which is responsible for authorising the use of explosives; and

•	The General Bureau of Environmental Health, which is responsible for authorising the operation of drinking water treatment plants.

Concessions

In accordance with the LGM, mining activities (except surveying, prospecting and trading) must be performed exclusively under the concession system. A concession confers upon its holder the exclusive right to develop a specific mining activity within a defined area. The LGM establishes four types of concessions:

Mining Concessions

A mining concession is a real property interest independent and separate from surface land located within the co-ordinates of the concession. Holders of large and medium scale mining concessions or of any pending claims for mining concessions must comply with payment of an annual mining good standing fee (“Mining Good Standing Fee”) of US$3.00 per year per hectare in order to maintain the concessions in good standing. The payment starts from the year in which the claim was filed and must be paid for as long as the concessions are held. Holders of mining concessions are also required to meet minimum annual production targets prescribed by law, by no later than the end of the tenth year from the date of the grant, which have to be filed with the MEM. Otherwise, a penalty will be levied. The minimum annual production targets are currently set at one fiscal payment unit (“UIT”) per hectare per year. The UIT is fixed on a yearly basis and, for large and medium scale mining holders, it was set to equal S/.4,400, or approximately US$1,102, in 2021 and S/. 4,600, or approximately US$1,153, in 2022. Titleholders are entitled to group multiple concessions into administrative economic units to comply with the minimum production requirement, provided certain conditions are met. Failure to attain the minimum production targets may result in certain penalties ranging from a monetary fine based on the percentage of minimum production up to the forfeiture of the mining concession. La Cima owns mining concessions acquired before and after October 2008 and therefore is subject to both production target requirements.

Beneficiation Concessions

Beneficiation or process concessions confer the right to extract or concentrate the valuable substances of an aggregate of minerals and/or to smelt, purify or refine metals through a set of physical, chemical and/or physicochemical processes. As with mining concessions, holders of beneficiation concessions are required to pay the Mining Good Standing Fee, which is calculated on the basis of the production capacity of the processing plant. La Cima was granted a permit for a processing plant with a capacity of 18,600 tonnes per day by MEM which was later modified to increase the capacity of the processing plant to 22,320 tonnes per day. The current installed capacity of the processing plant is 19,920 tonnes per day. In fiscal 2021, La Cima paid a S/.43,639, or approximately US$10,934, Mining Good Standing Fee in connection with its beneficiation concessions.

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General Working Concessions

General working concessions confer the right to render ancillary services to two or more mining concession holders. The following are considered ancillary services: ventilation, drainage, hoisting or extraction in favour of two or more concessions of different concessionaires.

Ore Transportation Concessions

Ore transportation concessions confer the right to install and operate a system for the continuous massive transportation of mineral products between one or more mining centres and a port or beneficiation plant, or a refinery, or along one or more stretches of these routes. The ore transportation system must be non-conventional, such as conveyor belts, pipelines or cable cars, among others. Conventional transportation systems are authorised by the Ministry of Transport and Communications.

Mining Royalty and Other Special Mining Taxes and Charges

Under Peru’s general taxation regime, the corporate tax rate is 29.5%, and the dividends tax rate applicable to non-resident shareholders of Peruvian companies is 5% In addition to general taxation, mining companies are subject to a special tax regime. The special tax regime comprises the Mining Royalty Law (Ley No 29788) (“Mining Royalty Law”), the Special Mining Tax Law (Ley No 29790) (“Special Mining Tax Law”) and the Special Mining Charge Law (Ley No 29789) (“Special Mining Charge Law”). The Mining Royalty Law established payment of a mining royalty by owners of mining concessions for the exploitation of metallic and non-metallic resources. This mining royalty is determined by applying a sliding scale rate (ranging from 1% to 12% of sales) based on the quarterly operating profits of mining companies. Mining royalties are deductible for income tax purposes. The Special Mining Tax is payable by mining companies that have not executed a mining tax stability agreement with the MEM and is calculated by applying a sliding scale of rates (ranging from 2% to 8.4%) based on the quarterly operating profits of the mining company and is deductible for income tax purposes. This Special Mining Tax applies to La Cima as Gold Fields has not executed a mining tax stability agreement with the MEM. The Special Mining Charge is similar to the Special Mining Tax but applies to mining companies that have executed a mining tax stability agreement with the MEM and the sliding scale of rates ranges from 4% to 13.12% based on the quarterly operating profits of mining companies. The Special Mining Charge does not apply to La Cima.

In addition to the above, mining companies must contribute an amount equivalent to 0.5% of their annual income before taxes to fund the Complementary Retirement Fund for Mining, Metal and Iron and Steel.

Mining companies are also required to pay an annual supervisory contribution to the OSINERGMIN and the OEFA to fund safety and environmental inspections. Set by supreme decree, the sum of both contributions may not exceed an amount equivalent to 1% of the total value of annual invoicing for concentrate sales, after deducting VAT. For fiscal 2021, the contributions to OSINERGMIN and OEFA were equivalent to 0.14% and 0.10% of the annual invoicing, respectively. In fiscal 2021, La Cima paid a total of approximately US$1 million in such contributions. La Cima has paid these contributions under protest and has filed two constitutional actions against OSINERGMIN and OEFA questioning the constitutionality and legality of these contributions. These actions are still in progress.

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Environmental

The environmental impact of mining activities in Peru is regulated by the Regulation on Environmental Protection and Management for Mining Exploitation, Beneficiation, General Labour, Transportation and Storage Activities and the Regulation on Environmental Protection for Mining Exploration. These regulations require the following environmental instruments to be produced in order to perform mining activities:

•	Technical Environmental File (“FTA”), Environmental Impact Declaration (“DIA”) and Semi-Detailed Environmental Impact Assessment (“SD-EIA”): FTA, DIAs and SD-EIAs are required for mining exploration projects, depending on the magnitude and impact that the activities intended to be carried out may have on the environment. FTA, DIAs and SD-EIAs contain detailed environmental and social information on the area where exploration activities will be carried out, on the project and works to be performed, and on the measures that will be taken to control and mitigate any environmental impacts caused.

•	EIA: EIAs are required for new projects, expansions or changes to existing operations and projects moving from the exploration stage to development. EIAs must evaluate the physical, biological, socio-economic and cultural impacts on the environment resulting from the operation of mining projects. The initiation of exploitation activities needs to have been previously authorised by the DGM.

In addition, for the modification of mining projects with an insignificant environmental impact, a Supporting Technical Report (“STR”), which is a simplified amendment to an EIA with a significantly shorter period of evaluation and approval, must be submitted to the authority. However, since 2020 it has not been possible to successively modify or expand the same mining component via an STR if the accumulated impact of the modifications can have significant negative environmental impacts with respect to those that were contemplated in the EIA. If this is the case, a modification of the EIA is required to be undertaken. In 2021, an STR was approved for La Cima.

In 2019, La Cima received approval of its eighth EIA update for Cerro Corona. This update included the expansion of the pit, expansion of the waste rock storage facility and the raising of the TSF dam. In 2020, Gold Fields commenced the process for the ninth EIA update, which, once approved, will officially extend the LoM from 2026 to 2030.

Furthermore, a law regulating mine closure (“Mine Closure Law”) required mining companies to ensure the availability of the resources necessary for the execution of an adequate mine closure plan, including a mine closure cost estimate. The law obliges holders of mining concessions to furnish guarantees (such as stand-by letters of credit) in favour of the MEM to ensure that they will carry out their mine closure plans in accordance with the environmental protection regulations and to ensure that the MEM has the necessary funds to execute the mine closure plan in the event of non-compliance. The Mine Closure Law requires mining companies to provide yearly bank guarantees for definitive, final and progressive closure obligations.

La Cima’s mine closure plan for Cerro Corona was approved in 2008 and subsequently amended in 2010, 2011, 2013, 2014 and 2017. The sixth update of the mine closure plan was approved by the MEM in July 2021. This mine closure plan is guaranteed by a bond letter of approximately US$80.3 million, issued by Credit Bank Peru and Scotiabank Peru.

Water Quality Standards

In 2015, the Ministry of Environment passed Supreme Decree No. 15-2015-MINAM (“2015 Supreme Decree”), which modified the Peruvian Environmental Quality Standards (“Peruvian ECA”) applicable to water courses. Under the 2015 Supreme Decree, holders of mining activities that were conducting environmental studies had to report to the MEM on whether such instruments complied with the amended Peruvian ECA, or if they required an adjustment. In line with this requirement, La Cima reported that its environmental study needed to be adjusted to the 2015 Supreme Decree and submitted a response plan to the MEM. The response plan was approved by the MEM in September 2021. The approved plan must be implemented by La Cima to comply with the 2015 Supreme Decree within three years of approval.

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In the response plan, La Cima proposed management activities to be conducted during the remaining operational stage only and does not consider nor propose actions for the closure and post-closure phases. Detailed mine closure activities, including post closure water treatment plans, must be submitted two years before mine closure, as required by Peruvian legislation. Based on the current LoM for La Cima, the detailed mine closure plan will be submitted in 2028 as operations are planned to end in 2030.

Based on currently available information, including geohydrological studies, geochemical landform cover analysis and reactive material mitigation studies, initiated in 2016 and continuing through 2021, it has been concluded that Cerro Corona is not in a position to calculate a reasonable and defensible cost estimate of the post-closure liability in relation to the management and, if required, treatment, of surface water run-off.

One of the studies being performed to provide a reliable, reasonable and defensible estimate of the post closure liabilities is the pilot testing of Tecnosoles, a technology consisting of a mix of organic and inorganic materials to cover the waste storage facility, TSF beaches and pit walls in order to control the generation of acid rock drainage. In addition, Cerro Corona conducted a trade-off study in 2018 to compare different closure alternatives for the waste storage facility. Gold Fields also prepared a pre-feasibility level study for mine closure which included engineering designs, hydrogeological investigations, geochemical modelling and cost estimates. The current 2030 feasibility study for Cerro Corona incorporates the placement of tailing material in the pit (in-pit tailings disposal) from 2025, when the stockpile balance peaks. Cerro Corona’s LoM plan is based on ore processed from the stockpiles with the in-pit tailings disposal initiated in 2025.

Other Permits and Regulations

Other matters subject to regulation include, but are not limited to, transportation of ore or hazardous substances, water use and discharges, power use and generation, use and storage of explosives, housing and other facilities for workers, reclamation, labour standards and mine safety and occupational health.

Soil Quality Standards

Supreme Decree No. 11-2017-MINAM, approved by Peru’s environmental authority, sets out soil quality standards for all industries. This regulation requires project holders to conduct the remediation of contaminated sites if the environmental quality standards for soil pollution associated with production and extraction activities are exceeded. This obligation does not apply when the environmental quality standards for soil pollution are lower than the initial concentrations of natural origin chemicals present in the soil.

Peru’s environmental authority also approved the Criteria for the Management of Contaminated Sites by Supreme Decree No. 12-2017-MINAM, which establishes aspects of evaluation and remediation that have to be regulated by the competent sectoral authorities, in order to protect the health of people and the environment.

Environmental Sanctioning Regime

Environmental compliance in Peru is mainly supervised by OEFA, as the governing body of the National System of Environmental Assessment (Sistema Nacional de Evaluacion y Fiscalizacion Ambiental, or SINEFA) and the Environmental Supervisory Entity “Entidad de Fiscalización Ambiental, or EFA). According to the current environmental regulation, there can be three types of EFA:

•	National EFA: Some departments and technical specialised organisations exercise functions of environmental supervision through their departments, areas or environmental offices.

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•	Regional EFA: The regional governments exercise functions of environmental supervision through the areas of natural resources, energy, mines and hydrocarbons, environmental health, fish farming and handcrafted fishing.

•	Local EFA: The provincial and local municipalities exercise functions of environmental supervision through their environmental units.

In addition, specific licence or permit non-compliance is supervised by other specialised competent EFAs, such as the ANA.

Level 3 Environmental Incident

In 2018, Gold Fields experienced a level 3 environmental incident in Peru when water containing tailings from the Cerro Corona TSF flowed through an authorised diversion pipe to La Hierba creek reaching the Tingo river. The flow to La Hierba creek was stopped three hours after Gold Fields became aware of it and the remediation process, including clean-up of the area, commenced on December 17, 2018 and was formally completed on January 6, 2019. The related rehabilitative works, which comprised further cleaning of La Hierba creek and the Tingo river, top soil placement, revegetation and the reconfiguration of the La Hierba creek watercourse. In addition, the pipe that discharged water from Las Tomas spring to La Hierba creek was sealed with shotcrete as an environmental protection and safety measure. The ANA assessed Gold Fields with fines of approximately US$1.2 million in connection with this incident. The OEFA imposed a fine against Gold Fields of approximately US$2.8 million. Gold Fields has challenged the decisions of both OEFA and ANA.

Socio-environmental Matters

Peru’s Environmental Act enables individuals to take part in a responsible manner in decision-making processes related to, and in the establishment and application of, environmental policies and measures. Such participation includes:

•	Citizen participation: The mining industry in Peru is governed by citizen participation regulations that ensure the responsible participation of individuals in the definition and application of measures, actions and decisions made by competent authorities regarding sustainable operation of mining activities in the country. Mining operators must establish citizen participation mechanisms throughout the life of their projects from initial exploration to mine closure. The legislation contemplates different mechanisms for citizen participation, such as public hearings, informational workshops, opinion surveys, suggestion boxes, technical panels, roundtables, participatory monitoring and permanent office information services, among others.

•	Right to prior consultation: Certain recognised indigenous or tribal populations have the right (through the Law of Prior Consultation of Indigenous or Recognised Tribal Populations).

•	Convention 169 of the International Labour Organisation: This law establishes that the Peruvian government must consult in advance with indigenous or tribal populations on legislative or administrative measures (including pending claims for mining concessions) that may directly affect the collective rights related to their physical existence, cultural identity, quality of life or development. This duty of consultation is owed by the Peruvian government, not Gold Fields or investors.

While the final decision to move forward with legislative or administrative measures on which consultation is sought rests with the Peruvian government, even in the absence of agreement, the Peruvian government still has an obligation to take all necessary measures to ensure that the collective rights of indigenous or tribal populations are protected. Accordingly, the approval of an EIA (or an update to an EIA) must take into consideration the indigenous or tribal populations located in a project’s impact area. In connection with the approval of La Cima’s ninth EIA update for Cerro Corona, a citizen participation mechanism under the Environmental Act was performed during 2021 and is continuing in 2022.

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Climate change regulation

Between 2015 and 2016, the following legislation was approved by the Peruvian Ministry of Environment in relation to climate change mitigation and adaptation:

•	Peru’s Action Plan on Gender and Climate Change, 2016;

•	the Peruvian National Forestry and Climate Change Strategy, 2016;

•	the Peruvian 2017-2021 Multiyear Sectoral Strategic Plan of the Environment Sector, 2016; and

•	the Peruvian National Strategy on Climate Change (ENCC), 2015.

Furthermore, in 2018, the Peruvian Ministry of Environment approved the Climate Change Framework Act, regulating multilevel governmental measures for Peru’s adaption to and mitigation of climate change impacts. Subsequently, in 2019, through Supreme Decree No. 13-2019-MINAM (“2019 Supreme Decree”), the Peruvian Ministry of Environment approved the Regulation of the Climate Change Framework Act. Although the 2019 Supreme Decree does not have a material impact on La Cima’s mining operations and environmental obligations, as a result of this legislation, La Cima is required to consider mitigation and adaptation measures on the EIA’s and mine closure plans presented to MEM and SENACE for assessment, updating, and approval.

In 2016, Gold Fields conducted a risk and vulnerability to climate change assessment for its operations in Peru. A plan for adaptation to climate change was then prepared in 2017 considering the findings of the risk assessment. The risk and vulnerability assessment as well as the adaptation plan were updated in 2021.

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Proceedings

Legal Proceedings

Other than the litigation disclosed below or as publicly disclosed by Gold Fields in Gold Fields’ Integrated Annual Report (see Schedule I – Integrated Annual Report) or Annual Financial Report (see Schedule II – Annual Financial Report), the Gold Fields Board is not aware of any existing or contemplated legal proceedings to which Gold Fields is a party or to which its property is subject since January 1, 2021 that may have or may have had a material effect on Gold Fields’ financial position. Shareholders are, however, advised that Gold Fields recently received two tax audit reports from the GRA seeking to impose tax assessments against Gold Fields' Ghanaian operations totalling approximately US$124 million. On advice of legal counsel Gold Fields believes that the GRA's position is not supported by law, and Gold Fields intends to dispute the assessments and enforce its rights under the Development Agreements and applicable law.

Randgold and Exploration summons

On August 21, 2008, Gold Fields Operations Limited (“GFO”), formerly known as Western Areas Limited, a subsidiary of Gold Fields, received a summons from Randgold and Exploration Company Limited (“R&E”) and African Strategic Investment (Holdings) Limited, issued out of the High Court in Johannesburg, formerly referred to as the Gauteng Local Division, Johannesburg. The summons claims that during the period that GFO was under the control of Brett Kebble, Roger Kebble and others, GFO assisted in the unlawful disposal of shares owned by R&E in Randgold Resources Limited, and Afrikander Lease Limited, now Uranium One.

The claims have been computed in various ways. The highest claims have been computed on the basis of the highest value of the shares between the dates of the alleged thefts and May 2017 which, as they currently stand, equate to approximately ZAR43.7 billion.

Simultaneously with delivering its plea pursuant to which GFO has raised its defences to the claims, GFO joined third parties to the action (namely, the trustees of the deceased estate of Brett Kebble, Roger Kebble, John Chris Lamprecht and JCI Limited), in order to enable it to claim compensation against such third parties in the event that the plaintiffs are successful in one or more of their claims. In addition, notices in terms of section 2(2)(b) of the Apportionment of Damages Act, 1956 were served on various parties by GFO, in order to enable it to make a claim for a contribution against such parties in terms of the Apportionment of Damages Act, should the plaintiffs be successful in one or more of its claims.

GFO’s assessment is that it has sustainable defences to these claims and, accordingly, GFO’s attorneys have been instructed to vigorously defend the claims. The ultimate outcome of the claims cannot presently be determined and, accordingly, no adjustment for any effects on the Group that may result from these claims, if any, has been made in the consolidated financial statements.

The matter has been allocated to the commercial court of the Gauteng Local Division, Johannesburg, as a result of which it is being case managed by an assigned Judge (Judge Opperman), in order to ensure that it progresses expeditiously to trial.

The plaintiffs did not, however, take any formal steps during the course of 2020 and 2021 (and have not taken any thus far in 2022), to progress the matter or secure a trial date. Details of the Gold Fields litigation disclosed above have been taken from Gold Fields’ Annual Financial Report. See “Schedule II—Annual Financial Report”. As at the latest practicable date, this litigation is ongoing.

Regulatory Actions

Except as otherwise disclosed herein, there have been: (i) no penalties or sanctions imposed against Gold Fields by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority within the three years immediately preceding the date of the Circular; (ii) no other penalties or sanctions imposed by a court or regulatory body against Gold Fields necessary for the Circular to contain full, true and plain disclosure of all material facts relating to the Gold Fields Shares and Gold Fields ADSs to be distributed pursuant to the Arrangement; and (iii) no settlement agreements entered into by Gold Fields before a court relating to Canadian securities legislation or with a Canadian securities regulatory authority within the three years immediately preceding the date of the Circular.

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Directors, Senior Management and Employees

Name, Address, Occupation and Security Holdings

As of September 30, 2022, being the latest practicable date prior to the date of the Circular, the directors and executive officers of Gold Fields, as a group, beneficially owned, or exercised control or direction over, directly or indirectly, an aggregate of 1,227,026 Gold Fields Shares, representing approximately less than 1% of the issued and outstanding Gold Fields Shares as of such date.

The following table sets forth information with respect to all of Gold Fields’ directors and officers. A majority of the Gold Fields Board is independent.

Name, Place of Residence, Present Position with Gold Fields and Independence	Principal Occupations During the Last Five Years	Director or Officer Since	Term Expiring by Rotation(9)	Number of Gold Fields Shares Held
Maria Cristina Bitar Maluk(4)(6)(7) Independent Non-Executive Director Santiago Province, Chile	Partner and President of Azerta since 2009; Director of ENAEX S.A.	May 2022	May 2024	Nil
Yunus Suleman(3) Independent Non-Executive Director & Chairperson Gauteng, South Africa

Non-executive director of Liberty Holdings Limited and Liberty Group Limited since 2015 and Chairman since March 2022: STANLIB Limited;

STANLIB Asset Management Proprietary Limited; STANLIB Multi-Manager Proprietary Limited; and STANLIB Wealth Management Proprietary Limited.

Non-executive director of Albaraka Bank Limited since 2016 and Interim Chairman since January 2022.

Non-executive director and Co-Chairman of Meals for SA NPC since 2020.

Chairman of Sulfam Holdings (Pty) Ltd. since 2004.

Non-executive director of Leafy Lane Homeowners Association NPC since 2001.

Former non-executive director of World Memon Organization Africa – S21 Co. until 2022.

Former Global Treasurer of World Memon Organization retired 2020.

		Director: September 2016; Chairperson: June 2022	May 2023	Nil

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Name, Place of Residence, Present Position with Gold Fields and Independence	Principal Occupations During the Last Five Years	Director or Officer Since	Term Expiring by Rotation(9)	Number of Gold Fields Shares Held
Steven Reid (2)(3)(7)(8) Lead Independent Director Alberta, Canada	Chairman of Eldorado Gold Corporation since January 2021 and director since May 2013. Director of SSR Mining Inc. from January 2013 to September 2020.	February 2016	May 2024	Nil
Chris Griffith(10) Executive Director & CEO Gauteng, South Africa Not Independent	CEO of Anglo American Platinum Limited from September 2012 to April 2020.	Director and Officer: April 2021	May 2024	21,300 Gold Fields Shares
Paul Schmidt(10) Executive Director & CFO Gauteng, South Africa Not Independent	CFO of Gold Fields since 2009.	Director: November 2009 Officer: May 2008	May 2025	214,260 Gold Fields Shares
Alhassan Andani (1)(2)(4)(5)(8) Independent Non-Executive Director Greater Accra Region, Ghana

Founding Partner and Executive Chairman of LVSafrica Limited since January 2021.

Board Member of the Teachers Fund of the Ghana National Association of Teachers since October 2021.

Chairman of the Board of the Ghana Health Insurance Company (GHIC) of the Ghana Association of Banks since April 9, 2018.

CEO and Executive Director of Stanbic Bank Ghana from April 2006 to November 2020.

		August 2016	May 2025	Nil
Peter Bacchus (1)(2)(5)(6)(8) Independent Non-Executive Director London, England	Chairman of 308 Services Limited since 2018. Chairman of Bacchus Capital Advisers since 2017.	September 2016	May 2025	Nil
Terence Goodlace (3)(5)(6)(7) Independent Non-Executive Director Gauteng, South Africa	Non-executive Chairman of Southern Palladium since March 2021. Chairman of Kumba Iron Ore since June 2021. Non-executive director of AfriTin Mining Limited since 2018.	July 2016	May 2023	Nil
Jacqueline McGill (2)(4)(5)(7) Independent Non-Executive Director South Australia, Australia	Non-executive director of 29 Metals since July 2021. Non-executive director of New Hope Corporation since 2020.	November 2021	May 2025	Nil

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Name, Place of Residence, Present Position with Gold Fields and Independence	Principal Occupations During the Last Five Years	Director or Officer Since	Term Expiring by Rotation(9)	Number of Gold Fields Shares Held
Non-executive director of Royal Automobile and Art Gallery of SA from 2017 to June 2020.
Philisiwe Sibiya (1)(3)(4)(6) Independent Non-Executive Director Gauteng, South Africa

Non-executive director of Investec plc and Investec Limited since 2019.

CEO of MTN Cameroon from April 2015 to January 2018.

Founder and CEO of Shingai Group since February 2018.

Non-executive director of AECI Limited since 2018.

CFO of MTN South Africa from August 2013 to March 2015.

		March 2021	May 2024	Nil
Rosh Bardien Executive Vice President: People and Organisational Effectiveness Gauteng, South Africa	General Manager: Human Resources and Transformation at ArcelorMittal South Africa from April 2016 to January 2018.	February 2018	N/A	10,480 Gold Fields Shares (directly) 20,416 Gold Fields Shares (indirectly)
Naseem A. Chohan Executive Vice President: Sustainable Development Gauteng, South Africa	Executive Vice President: Sustainable Development since September 2010.	September 2010	N/A	372,470 Gold Fields Shares
Taryn L. Leishman Executive Vice-President: Group Head of Legal and Compliance Gauteng, South Africa	Executive Vice-President: Group Head of Legal and Compliance since May 2014.	May 2014	N/A	23,098 Gold Fields Shares
Stuart J. Mathews Executive Vice-President: Australasia Western Australia, Australia	Executive-Vice President: Australasia since February 2017.	February 2017	N/A	11,500 Gold Fields Shares
Brett J. Mattison Executive Vice-President: Strategy, Planning and Corporate Development Gauteng, South Africa	Executive Vice-President: Strategy, Planning and Corporate Development since May 2013.	May 2013	N/A	54,187 Gold Fields Shares
Joshua Mortoti Acting Executive Vice President: Head of West Africa Region Greater Accra Region, Ghana	General Manager at Newmont Mining Corporation from January 2020 to March 2021. General Manager, Operations Services at Newmont Mining Corporation from January 2017 to December 2019.	January 2022	N/A	Nil
Avishkar Nagaser Executive Vice President: Investor Relations and Corporate Affairs Gauteng, South Africa	Executive Vice President: Investor Relations and Corporate Affairs since January 2015.	January 2015	N/A	146,650 Gold Fields Shares

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Name, Place of Residence, Present Position with Gold Fields and Independence	Principal Occupations During the Last Five Years	Director or Officer Since	Term Expiring by Rotation(9)	Number of Gold Fields Shares Held
Martin Preece Executive Vice President: South Africa Gauteng, South Africa	Chief Operating Officer at De Beers Consolidated Mines from August 2011 to December 2016.	May 2017	N/A	211,673 Gold Fields Shares (directly) 82,327 Gold Fields Shares (indirectly)
Luis A. Rivera Ruiz Executive Vice-President of the Americas Region for Gold Fields La Cima S.A. Lima Province, Peru	Executive Vice-President of the Americas Region for Gold Fields La Cima S.A. since October 2016.	October 2016	N/A	58,665 Gold Fields Shares

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Remuneration Committee.

(3)	Member of the Nominating and Governance Committee.

(4)	Member of the Social, Ethics and Transformation Committee.

(5)	Member of the Capital Projects, Control and Review Committee.

(6)	Member of the Risk Committee.

(7)	Member of the Safety, Health and Sustainable Development Committee.

(8)	Member of the Ad-Hoc Investment Committee.

(9)	The Gold Fields Board Charter provides for a three-year rotation of directors in accordance with the recommendations of the King Code IV. Non-executive directors retire in a staggered manner as recommended by King Code IV. Paragraph 3.10 of the Gold Fields Board Charter determines that at “least a third of incumbent directors retires by rotation at each annual general meeting and is eligible for re-election.” In terms of paragraph 3.11 of the Gold Fields Board Charter, the retirement age of directors is 70 years. King Code IV further recommends that the independence of non-executive directors should be considered and assessed for non-executive directors with tenure beyond a length of term of nine years. Paragraph 4.2 of the Gold Fields Board Charter reflects this practice in Gold Fields on an annual basis.

(10)	Chris Griffith and Paul Schmidt are not independent by virtue of their respective positions as CEO and CFO of Gold Fields.

Biographies

The following biographical information relates to each of the directors and officers of Gold Fields and includes a description of each individual’s principal occupation within the past five years:

Executive Directors

Chris Griffith B Eng, Hons (Mining Engineering), University of Pretoria

Executive Director and CEO. Mr. Griffith was appointed as both a director and CEO of Gold Fields on April 1, 2021. Before this appointment, he was CEO of Anglo American Plc between September 2012 and April 2020, including being CEO of Kumba Iron Ore Ltd. from 2008 to 2012 and being part of Anglo American Plc’s Global Management Committee from 2009 to 2020. Prior to that, he served as Anglo American Platinum Limited’s Head of Joint Ventures. He joined Anglo American Platinum Limited in 1990 and held various management positions at two of its mines and Joint Ventures before being moved into the wider leadership team at Anglo American Platinum Limited.

Paul A. Schmidt BCom, Witwatersrand; BCompt (Hons), UNISA; CA (SA)

Executive Director and CFO. Mr. Schmidt was appointed CFO of Gold Fields on January 1, 2009 and was appointed as a director of Gold Fields on November 6, 2009. Prior to this, Mr. Schmidt was acting CFO from May 1, 2008. Prior to this appointment, Mr. Schmidt was Financial Controller for Gold Fields from April 1, 2003. He has more than 26 years’ experience in the mining industry. Mr. Schmidt holds no other directorships.

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Non-Executive Directors

Maria Cristina Bitar MBA, Universidad de Chile and Tulane University (joint program); Major in Economics and Minor in Sociology, Dartmouth College

Ms. Bitar was appointed as a director of Gold Fields on May 1, 2022. She has 25 years of experience working as a consultant, specialising in public affairs, crisis management, communications and sustainability. In addition, she has more than 12 years of board experience in large publicly traded companies both in Chile and abroad, with experience working within the mining sector.

Alhassan Andani MA Banking and Finance, Finafrica Institute, Italy; BSc Agriculture, University of Ghana

Mr. Andani was appointed as a director of Gold Fields on August 1, 2016. He is currently a Founding Partner at LVSafrica Limited and a board member at Stanbic Holdings and Teachers Fund of the Ghana National Association of Teachers.

Mr. Andani holds an Honorary Doctorate from the University of Development Studies, Ghana. He is an Honorary Fellow at the following institutions: Chartered Institute of Banking Ghana; Institute of Directors (IOD), Ghana; Chartered Institute of Credit Management and Institute of Public Relations, Ghana.

Peter J. Bacchus MA Economics, Cambridge University

Mr. Bacchus was appointed as a director of Gold Fields effective September 1, 2016. Mr. Bacchus is Chairman of the independent merchant banking boutique, Bacchus Capital Advisers. Previously he has acted as the global head of Mining and Metals and Head of European Investment Banking at investment bank Jefferies Group LLC, a position he held until 2016, and as global head of Mining and Metals at Morgan Stanley. Prior to that, he was head of Investment Banking, Industrials and Natural Resources at Citigroup Inc. in Australia. Mr. Bacchus has more than 25 years of experience in investment banking with a focus on the global natural resources sector and is also a member of the Institute of Chartered Accountants, England and Wales.

Mr. Bacchus is also a non-executive director of Trident Royalties plc, as well as Chairman of 308 Services Limited and Green14 Limited, and a director of Space for Giants, an African-focused conservation charity. He has previously served as a non-executive director of Kenmare Resources plc, ASX-listed Galaxy Resources Limited and mining group LSE-listed NordGold S.E.

Terence P. Goodlace MBA Business Administration, University of Wales; BCom, University of South Africa; NHDip (Metalferrous Mining) Witwatersrand, Witwatersrand Technikon

Mr. Goodlace was appointed as a non-executive director of Gold Fields with effect from July 1, 2016. Mr. Goodlace’s mining career commenced in 1977, spanning more than 42 years working with different organisations. He has previously served as both an Executive Vice-President and the Chief Operating Officer for Gold Fields, having returned to Gold Fields to serve as an independent non-executive director. He has experience serving as CEO at Impala Platinum Holdings Limited and Metorex Limited. He served on the Impala Platinum Holdings Limited board for two years as an independent non-executive director and four and a half years as an executive director. He spent three years as an executive director of Metorex Limited. Mr. Goodlace is non-executive Chairman at Southern Palladium (ASX), effective March 29, 2021 and is non-executive Chairman at Kumba Iron Ore (JSE), effective June 23, 2021. He is a non- executive director at AIM-listed AfriTin Mining Limited, effective May 21, 2018.

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Jacqueline E. McGill BSC Metallurgy, Murdoch University; MBA, La Trobe University; Honorary Doctorate, Adelaide University

Ms. McGill was appointed as a director of Gold Fields on November 22, 2021. Ms. McGill has more than 30 years of operational leadership experience in the mining and resource sectors. During her executive career she has delivered turnarounds of complex, capital intensive businesses. Ms. McGill held chief executive level roles within BHP Group Limited for both BHP Mitsui Coal and Olympic Dam Corporation. She has an Order of Australia for her work in the resource sector and her leadership on inclusion and diversity. She is an experienced company director, serving on the boards of New Hope Group and ASX-listed 29 Metals Ltd.

Steven P. Reid Bachelor of Applied Science in Mineral Engineering (Mining), South Australian Institute of Technology; MBA, Trium Global Executive NYU/LSE/HEC; Accredited Director, Institute of Corporate Directors

Mr. Reid was appointed as a director of Gold Fields on February 1, 2016. He has over 45 years’ international mining experience and has held senior leadership roles in numerous countries. He served as a director of SSR Mining Inc. from January 2013 until September 2020 and has served as a director of Eldorado Gold Corporation since May 2013 where he is currently the Chairman. He served as Chief Operating Officer of Goldcorp Inc. from January 2007 until his retirement in September 2012 and prior to that was Goldcorp Inc.’s Executive Vice President in Canada and the US. Before joining Goldcorp Inc., Steven spent 13 years at Placer Dome Inc. in numerous corporate, mine-management and operating roles. He also held leadership positions at Kingsgate Consolidated Limited and Newcrest Mining Limited, where he was responsible for the Asian and Australian operations.

Philisiwe Sibiya BCom (Hons) CA University of Natal

Ms. Sibiya was appointed as a director of Gold Fields on March 1, 2021. Ms. Sibiya, a seasoned business executive, has nearly 20 years of management experience within Africa. After holding various senior financial roles, including the role of CFO at MTN South Africa, she successfully transitioned into the role of CEO for MTN Cameroon, the first female appointed into a CEO position by MTN Group Limited. During her tenure as CFO at MTN South Africa, she played a leading role in navigating the business through a time of intense change for the turnaround strategy of the business. As the CEO of MTN Cameroon, she led the largest network rollout in the history of the company, launching 3G and 4G simultaneously. Ms. Sibiya also led the launch of Mobile Money in Cameroon, an innovative product that grew from 10,000 users in 2016 to over a million users in 2017. Ms. Sibiya is currently a non-executive board member of the South African-listed (JSE) AECI Limited, Investec PLC and Investec Ltd. She has received many accolades, including Global Telecoms Business “Top 50 Women to Watch for 2017”, The Africa Report’s “Top 50 Star Dealmakers 2017”, Jeune Afrique’s “Top 50 businesswomen in Africa” and Capacity Media “Top 20 to watch in Telecoms 2018”.

Yunus G.H. Suleman BCom, University of Kwa-Zulu Natal (formerly Durban Westville); BCompt (Hons), University of South Africa, CA (SA); CD (SA)

Mr. Suleman was appointed as an independent non-executive director of Gold Fields with effect from September 1, 2016 and served as the Chair of Gold Fields’ Audit Committee, until his recent appointment as the Chairman of the Gold Fields Board, effective June 1, 2022. Mr. Suleman also serves as the chairman of Liberty Holdings Ltd and Liberty Group Limited and the interim chair of Albaraka Bank Limited. He is also the executive chairman of Sulfam Holdings (Pty) Ltd. He has over 35 years’ experience in the accounting and auditing profession and, in the last six years, as an independent non-executive director. He is a chartered accountant and member of the South African Institute of Chartered Accountants and a chartered director and member of the Institute of Directors South Africa. Previously, he has been chairman of KPMG – South Africa and KPMG Foundation, chairman of Enactus, South Africa, chairman of the Association for the Advancement of Black Accountants of Southern Africa in the Western Cape and deputy chairman of the Independent Regulatory Board of Auditors. Mr. Suleman was also a partner at Arthur Andersen for 11 years before joining KPMG in 2002, after its merger with Arthur Andersen. Mr. Suleman held various roles at Arthur Andersen, including managing partner of its Audit and Consulting practice in Nigeria and managing partner of South Africa’s audit practice. Mr. Suleman was a director of Tiger Brands Limited until November 2018.

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Executive Committee

Rosh Bardien (50) BCom (Honours), University of KwaZulu-Natal, Advanced Labour Relations and Strategic Management Diploma, University of Pretoria

Executive Vice President: People and Organisational Effectiveness. Ms. Bardien joined Gold Fields as Executive Vice President, People and Organisational Effectiveness on February 1, 2018. She has over 25 years’ global experience as a senior human resource professional, both in the public and private sectors. Prior to joining Gold Fields, Ms. Bardien was the General Manager: Human Resources and Transformation at ArcelorMittal South Africa Ltd. from April 2016. Prior to that, Ms. Bardien worked for ArcelorMittal Ltd. in the UK from March 2015. She held the position of Group Head of Human Resources at London Mining Plc from January 2012 to February 2015. She also held senior and executive positions at ASX-listed Riversdale Mining Ltd, Kraft International, Mvelaphanda Resources Ltd. and the South African National Department of Labour. Ms. Bardien is a Director of Gold Fields Holding Company, Gold Fields Operations and Gold Fields Joint Venture Companies. She is also a Director of Newshelf 899 Pty Ltd. In addition, she is a member of Women in Mining South Africa, Institute of Directors South Africa, South African Reward Association and Institute of Personnel Management.

Naseem A. Chohan (61) BE (Electronic), University of Limerick

Executive Vice President: Sustainable Development. Mr. Chohan was appointed to the position of Senior Vice President: Sustainable Development of Gold Fields on September 13, 2010. Prior to that, Mr. Chohan spent 25 years in various management and leadership roles at De Beers Group. When he left De Beers Group in 2009, he was acting as Group Consultant, Sustainability and ECOHS (Environment, Community, Occupational Health and Hygiene and Safety).

Taryn L. Leishman (formerly Harmse) (49) BCom & LLB, University of Johannesburg, Advanced Corporate Law, University of Witwatersrand

Executive Vice-President: Group Head of Legal and Compliance. Mrs. Leishman was appointed Executive Vice-President: Group General Counsel and member of the Executive Committee on May 1, 2014. Mrs. Leishman also took on the role of interim Secretary of Gold Fields following the resignation of the then Company Secretary on June 28, 2019. This appointment came to an end on April 1, 2020, following the permanent appointment of Ms. Anré Weststrate as Gold Fields’ Secretary. Mrs. Leishman was appointed as Assistant General Counsel and Company Secretary on August 1, 2013 and resigned from the position of Company Secretary on September 15, 2014. She previously served as Assistant General Counsel and Vice President, Group Legal. Before joining Gold Fields, Mrs. Leishman worked at Linklaters LLP in London for a number of years having completed her articles at Hofmeyr Herbstein Gihwala (now Cliffe Dekker Hofmeyr). She was admitted as an attorney to the High Court of South Africa in 2000.

Stuart J. Mathews (61) Master of Science (Geology) from University of Canterbury, New Zealand

Executive Vice-President: Australasia. Mr. Mathews was appointed as Executive Vice-President of Gold Fields on February 1, 2017. Mr. Mathews is an international mining professional with 28 years’ experience having worked in Australia (Queensland, NSW, WA), Mexico and New Zealand. He has progressed through geology ranks to Geology Manager level and in the last 15 years worked in project development and general operations management to Chief Operation Officer level. Stuart joined Gold Fields in mid-2013 initially at St. Ives, and then General Manager at Granny Smith Mine after which he became Vice President Operations: Australia. From February 1, 2017, Stuart took over the position of Executive Vice President: Australasia.

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Brett J. Mattison (43) BCom (Hons) Law, BAcc, University of Stellenbosch; Masters in Law, Higher Tax Diploma, University of Johannesburg; Exec. MBA (PLD), Harvard Business School

Executive Vice-President: Strategy, Planning and Corporate Development. Mr. Mattison was appointed Executive Vice-President: Strategy, Planning and Corporate Development effective May 1, 2013. He began his career with Gold Fields in 2001 as part of the Global Legal team providing commercial, legal and tax structuring advice in relation to various global transactions. He subsequently joined the Corporate Development team in 2005 where he worked for six years in South Africa, Peru and Australia until 2010. In late 2010, Mr. Mattison was appointed as the Country Manager of the Philippines tasked with the mandate of setting up Gold Fields’ activities in the Philippines. In 2013, he returned to South Africa to take up his current position and drive growth and strategy for the group.

Joshua Mortoti (50) MSc Mining Engineering, University of Mines and Technology; BSc (Hons) Mechanical Engineering, Kwame Nkrumah University of Science and Technology; MBA, Henley Management College, UK; ACMA, CGMA, Chartered Institute of Management Accountants, UK.

Acting Executive Vice President: Head of West Africa Region. Mr. Mortoti joined Gold Fields in April 2021 as Vice President Operations for the Ghanaian operations and became Acting Executive Vice President: Head of West Africa Region effective January 1, 2022. Prior to joining Gold Fields, Mr. Mortoti spent 15 years as General Manager at Newmont Akyem mine and General Manager, Operational Services Manager for the African region. Prior to moving to Newmont, he was the Business Services Manager for AngloGold Ashanti Limited’s West Africa operations. Mr. Mortoti was recently elected into the position of President of the Chamber. He is a member of the Ghana Institution of Engineers.

Avishkar Nagaser (38) BBusSc Finance and Economics, University of KwaZulu-Natal

Executive Vice President: Investor Relations and Corporate Affairs. Mr. Nagaser joined Gold Fields as Executive Vice President: Investor Relations and Corporate Affairs in January 2015. Before joining Gold Fields, he was with Merrill Lynch from 2012 to 2014 and Macquarie from 2007 to 2012, where he held the position of gold and platinum equity research analyst.

Martin Preece (58) B-Tech in Mining, Witwatersrand Technicon, South Africa; Executive Development Programme, Gordon Institute of Business Science (GIBS); Accelerated Development Programme, London Business School

Executive Vice President: South Africa. Martin joined Gold Fields as Executive Vice President: South Africa in May 2017. He previously held the position of Chief Operating Officer at De Beers Consolidated Mines Pty Ltd. Mr. Preece has 37 years of mining experience, starting his career as a learner miner and held a number of operational and technical roles before taking up mine manager positions at various operations both locally and internationally. After moving to group level at De Beers Group, he held positions as mine strategist and business development manager before becoming Chief Operating Officer.

Luis A. Rivera (56) Bachelor Degree in Geology, the Title of Geological Engineer, both by the Universidad de San Marcos

Executive Vice-President of the Americas Region for La Cima. Mr. Rivera joined Gold Fields in October 2016. Prior to joining Gold Fields, Mr. Rivera was, since 2014, the General Manager and Vice-President of Operations for MMG Limited Las Bambas and before that, since 2013, was the General Manager of Copper Operations for Glencore plc Peru and, since 2012, Executive General Manager for all Xstrata plc Copper Operations in Peru. His career also includes five years as General Manager of the large Copper Tintaya and Antapaccay operations, as well as 11 years of experience in the Xstrata plc Copper Operations of Minera Alumbrera Limited, a large gold—copper operation in North Argentina, where he became Tech Services Manager after servicing as Chief Engineer and Senior Geologist. Mr. Rivera has over 30 years’ experience in the copper and gold mining industry, in large open pit copper project and operations in Peru and Argentina, including his direct involvement and leadership in the merge and acquisition of Falconbridge Inc. and BHP Tintaya S.A. by Xstrata plc Copper as well as the sale of Las Bambas Project by Glencore plc to the Chinese JV led by MMG Limited.

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Public Company Board Memberships

The directors listed in the table below currently serve as directors of other public companies:

Director	Name of Issuer
Yunus Suleman	Liberty Holdings Limited (JSE) Albaraka Bank Limited (BIST)
Steven Reid	Eldorado Gold Corporation (TSX)
Peter Bacchus	Trident Royalties plc (LSE)
Terence Goodlace	AfriTin Mining Limited (LSE) Kumba Iron Ore Limited (JSE) Southern Palladium Limited (ASX)
Jacqueline McGill	29 Metals Ltd. (ASE) New Hope Corporation Limited (ASE)
Philisiwe Sibiya	AECI Limited (JSE) Investec Limited (JSE)

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Gold Fields, no director or executive officer of Gold Fields is, or within the 10 years prior to the date hereof has been, a director, CEO or CFO of any company that: (i) was subject to a cease trade order or similar order or an order that denied such company access to any exemption under securities legislation, in each case in effect for a period of more than 30 consecutive days, that was issued while that person was acting in the capacity of a director, CEO or CFO of that company, or (ii) was subject to such an order that was issued after that person ceased to be a director, CEO or CFO and which resulted from an event that occurred while the person was acting in that capacity.

To the knowledge of Gold Fields, no director or executive officer of Gold Fields or Gold Fields Shareholder holding sufficient securities of Gold Fields to affect materially the control of Gold Fields is, or within the 10 years prior to the date hereof has been, a director or executive officer of any company that, while that person was acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, no director or executive officer of Gold Fields or Gold Fields Shareholder holding sufficient securities of Gold Fields to affect materially the control of Gold Fields has, within the 10 years prior to the date hereof become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

To the knowledge of Gold Fields, no director or executive officer of Gold Fields or Gold Fields Shareholder holding sufficient securities of Gold Fields to affect materially the control of Gold Fields has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

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(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Employees

The total number of employees, excluding employees of outside contractors who are not on Gold Fields’ payroll, as of the end of fiscal 2021 at each of the operations owned by Gold Fields as of those dates was:

	As of December 31, 2021(1)(2)
Americas Cerro Corona	415
Americas Chile	224
Australia	1,773
South Africa	2,317
West Africa	1,109
Corporate office	119	(3)
Total	5,957

Notes:

(1)	For the total number of employees as of the end of fiscal 2021 and 2020, see “Integrated Annual Report—Developing a Fit-for-Purpose Workforce”.

(2)	The employee numbers presented do not include contractors who are not on the payroll. For the number of contractors at Gold Fields’ operations as of the end of fiscal 2021 and 2020, see “Integrated Annual Report—Developing a Fit-for-Purpose Workforce—Workforce by Group and Region”.

(3)	Includes the Gold Fields off-shore team reporting to the Corporate office, and excludes eight non-executive directors.

TRIFR, Fatalities and Fatal Injury Frequency Rate

In fiscal 2021, Gold Fields continued to focus on implementing its Group Safety Reporting Guideline, which is based on International Council on Mining and Metals (“ICMM”) guidelines. Since fiscal 2013, Gold Fields has aligned its health and safety metrics with those of the ICMM, headed by the TRIFR. As Gold Fields’ peer companies tend to use the TRIFR metric, this alignment assists with benchmarking of Group performance against the wider sector.

The following tables set out the TRIFR data for Gold Fields’ mining operations for the periods indicated. The tables also provide the number of fatalities and fatal injury frequency rate data for Gold Fields’ South African, West African, Australian and Americas operation.

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South Africa

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West Africa

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Australia

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South America

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Compensation of Directors AND Executive Officers

Executive Compensation Discussion and Analysis

The Gold Fields Board has a duty to ensure that the Group’s compensation policies and practices are fair, responsible and aligned with the long-term term interests of Gold Fields’ stakeholders. With a view to ensuring that the Gold Fields Board remains independent of management when making compensation decisions, the Remuneration Committee of the Gold Fields Board (the “Remuneration Committee”) was delegated responsibility for overseeing the Group’s remuneration activities.

The following discussion describes the significant elements of the compensation expected to be awarded to, earned by, paid to or payable to Named Executive Officers of Gold Fields during fiscal 2022 to the extent such compensation has been determined. For the purposes set out below, a “Named Executive Officer” or “NEO” means each of the following individuals:

(a)	the CEO of Gold Fields;

(b)	the CFO of Gold Fields;

(c)	each of Gold Fields’ three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, during fiscal 2022 whose total compensation will be more than C$150,000; and

(d)	each individual who would be an NEO under paragraph (c) above but for the fact that the individual is neither an executive officer of Gold Fields, nor acting in a similar capacity, at the end of such financial year.

For the purposes of this section, Gold Fields has identified its NEOs for 2022 as Chris Griffith, Paul Schmidt, Luis Rivera, Stuart Mathews and Brett Mattison.

Additional information regarding the principles, policies, objectives and criteria which guide the Remuneration Committee in determining the amount and form of remuneration of the CEO, CFO and other executive officers of Gold Fields, including details of compensation paid or awarded to such individuals in previous years and the composition and governance of the Remuneration Committee, is set out in “Schedule II – Annual Financial Report – Remuneration Report”.

Summary Compensation Table

The following table summarizes the compensation Gold Fields expects to pay its NEOs for the year ending December 31, 2022:

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary	Share- Based Awards (4)	Option- Based Awards	Annual Incentive Plans(4)	Long-Term Incentive Plans	Pension Value	All Other Compensation (5)	Total Compensation (6)

		(US$ thousand)
Chris Griffith(1) CEO	2022	885.6	TBD	Nil	TBD	Nil	20.5	1.5	907.6
Paul Schmidt(1) CFO	2022	571.2	TBD	Nil	TBD	Nil	41.8	1.7	614.7
Luis Rivera(2) EVP: Americas	2022	813.2	TBD	Nil	TBD	Nil	55.6	0.0	868.8

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					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary	Share- Based Awards (4)	Option- Based Awards	Annual Incentive Plans(4)	Long-Term Incentive Plans	Pension Value	All Other Compensation (5)	Total Compensation (6)

		(US$ thousand)
Stuart Mathews(3) EVP: Australasia	2022	522.7	TBD	Nil	TBD	Nil	17.0	2.2	541.9
Brett Mattison(1) EVP: Strategy, Planning and Corporate Development	2022	414.5	TBD	Nil	TBD	Nil	21.8	4.8	441.1

Notes:

(1)	Each of Messrs. Griffith, Schmidt and Mattison is paid his salary in a combination of Rand and US dollars. Total salary is calculated as the sum of the portion of salary paid in Rand, converted to US dollars based on the ZAR/US$ exchange rate of 18.09 as at September 30, 2022, and the portion of salary paid in US dollars.
(2)	Mr. Rivera is paid his salary in Peruvian Nuevo Sol. Total salary is calculated based on the S/./US$ exchange rate of 3.98 as at September 30, 2022.
(3)	Mr. Mathews is paid his salary in Australian dollars. Total salary is calculated based on the A$/US$ exchange rate of 0.6401 as at September 30, 2022.
(4)	The notation “TBD” in these columns indicates that these awards are to be determined by the Remuneration Committee at the end of fiscal 2022 based on performance. For additional information regarding share-based awards and cash annual incentive plan payments to the CEO, CFO and other senior executive officers of Gold Fields in previous years, see “Schedule II – Annual Financial Report – Remuneration Report”.
(5)	“Other” includes incidental payments and leave encashments.
(6)	Total compensation excludes the value of share-based awards and cash annual incentive plan payments which are yet to be determined.

Incentive Plan Awards

Outstanding Share-Based Awards

The following table sets out information concerning the share-based compensation previously granted to NEOs of Gold Fields that are expected to be outstanding upon completion of the Arrangement:

	Share-Based Awards
Name	Number of Gold Fields Shares That Have Not Vested(1) (#)	Market or Payout Value of Share-Based Awards That Have Not Vested(2), (3) (US$ thousand)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$ thousand)

Chris Griffith CEO	110,068	897.2	Nil
Paul Schmidt CFO	302,354	2,464.5	Nil
Luis Rivera EVP: Americas	193,859	1,580.1	Nil
Stuart Mathews EVP: Australasia	178,074	1,451.5	Nil
Brett Mattison EVP: Strategy, Planning and Corporate Development	167,480	1,365.1	Nil

Notes:

(1)	Outstanding share awards reflected include two sets of shares that have not vested and excludes the deferred 2022 awards.

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(2)	The vesting outcome reflected in this column assumes a performance outcome of 100%.

(3)	The market or payout value of share-based awards that have not vested is determined using the closing price of Gold Fields Shares on the JSE as at September 30, 2022, which was ZAR147.45, converted to US dollars based on a ZAR/US$ exchange rate of 18.09 as at such date, and calculated as follows: (Number of Gold Fields Shares that have not yet vested) x (On-target vesting percentage of 100% (assumed per Note (2) above)) x (Gold Fields Share price of US$8.15).

Incentive Plan Awards - Value Vested or Earned During the Year

The following table is a summary of the value of the share-based awards and non-equity incentive plan compensation expected to be vested in accordance with their terms during the year ending December 31, 2022:

Name	Share-Based Awards – Value Vested During the Year(1), (2) (US$ thousand)	Non-Equity Incentive Plan Compensation - Value Earned During the Year(3) (US$ thousand)
Chris Griffith CEO	Nil	TBD
Paul Schmidt CFO	3,997	TBD
Luis Rivera EVP: Americas	2,967	TBD
Stuart Mathews EVP: Australasia	1,837	TBD
Brett Mattison EVP: Strategy, Planning and Corporate Development	2,649	TBD

Notes:

(1)	Includes Performance Shares that vested in February 2022 under the 2019 long-term incentive plan for performance shares.

(2)	The value of the share-based awards which vested during the year is calculated as follows: (Number of Gold Fields Shares prior to the performance outcome) x (Performance outcome percentage (as approved by the Remuneration Committee)) x (ZAR share price of the Gold Fields Shares on the date of the respective sale, as determined by the JSE SENS announcement) ÷ (ZAR/US$ exchange rate of 18.09 as at September 30, 2022). The performance outcome of the 2019 long-term incentive plan for performance shares was 167%.

(3)	The notation “TBD” in this column indicates that these awards are to be determined by the Remuneration Committee at the end of fiscal 2022 based on performance. For additional information regarding share-based awards and cash annual incentive plan payments to the CEO, CFO and other senior executive officers of Gold Fields in previous years, see “Schedule II – Annual Financial Report – Remuneration Report”.

Pension Plan Benefits

The Group operates a defined contribution retirement plan and contributes to a number of industry-based defined contribution retirement plans. The minimum retirement age is 63 for employees based in South Africa and 65 for employees based in the Americas. Australia does not have a minimum retirement age. Each member of the Executive Committee is part of Gold Fields’ retirement plans. The retirement plans are funded by payments from employees and Group companies. Contributions to defined contribution funds are recognised as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees.

The following table summarizes the pension plan compensation Gold Fields has paid and expects to pay on behalf of each NEO in connection with its approved defined contribution retirement plans from their remuneration package for the twelve months ending December 31, 2022 (referred to as “Compensatory” in the table below), and provides the retirement fund values as at December 31, 2021 (referred to as the “Accumulated Value as at December 31, 2021” in the table below) and September 30, 2022 (referred to as the “Accumulated Value as at September 30, 2022” in the table below). These accumulated values are an aggregate of investment outcome, personal contributions from a NEO’s remuneration package, and a NEO’s own contribution brought in from other employer approved funds, over the individual’s employment period:

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Name	Accumulated value as at December 31, 2021 (US$ thousand)	Compensatory(1) (US$ thousand)	Accumulated value as at September 30, 2022(2) (US$ thousand)

Chris Griffith CEO	13.9	20.5	24.7
Paul Schmidt CFO (5)	1,837.7	41.8	1,891.5
Luis Rivera EVP: Americas	762.5	55.6	755.4	(3)
Stuart Mathews EVP: Australasia	288.9	17.0	280.1	(4)
Brett Mattison EVP: Strategy, Planning and Corporate Development	257.1	21.8	254.8

Notes:

(1)	“Compensatory” refers to the expected pension contributions towards retirement for the year as per the Summary Compensation Table above.

(2)	Due to the difficulty in calculating the value as at December 31, 2022 given the uncertainty in macroeconomic conditions and its impact on the value of the fund, the accumulated value of the pension plans for all executives were calculated as at September 30, 2022, being the latest practicable date prior to the date of the Circular. Furthermore, due to market fluctuations which impact the accumulated value of the pension funds, the accumulated value of the funds as at September 30, 2022 is not derived by the sum of the accumulated value as at December 31, 2021 and the compensatory value.

(3)	Accumulated value as at September 30, 2022 for Mr. Rivera is lower due to local and global political and economic conditions. Mr. Rivera’s compensation towards pension is based on an employer contribution and not a contribution Gold Fields makes on his behalf from his remuneration package.

(4)	Accumulated value as at September 30, 2022 for Mr. Mathews is lower because of superannuation legislation in Australia which allows contributions to be lowered, and which resulted in a lower fund credit.

(5)	For Mr. Schmidt, the fund credit accumulated values at December 31, 2021 and September 30, 2022 are reflective of a combination of a defined benefit value which was in effect until March 31, 2001 and a defined contribution and investment outcome from April 1, 2001 to December 31, 2021 and September 30, 2022, respectively.

Director Compensation Table

The following table discloses all compensation that Gold Fields expects to pay to its directors that are not NEOs for the year ending December 31, 2022:

Name	Fees Earned(4)	Share- Based Awards	Option- Based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total

	(US$ thousand)
Maria Cristina Bitar Maluk(1)	106.4	Nil	Nil	Nil	Nil	Nil	106.4
Cheryl Carolus(2)	77.3	Nil	Nil	Nil	Nil	Nil	77.3
Yunus Suleman(3)	162.9	Nil	Nil	Nil	Nil	Nil	162.9
Peter Bacchus	195.0	Nil	Nil	Nil	Nil	Nil	195.0
Steven Reid	91.0	Nil	Nil	Nil	Nil	Nil	91.0
Terence Goodlace(5)	124.7	Nil	Nil	Nil	Nil	Nil	124.7
Alhassan Andani	181.4	Nil	Nil	Nil	Nil	Nil	181.4
Philisiwe Sibiya	136.4	Nil	Nil	Nil	Nil	Nil	136.4
Jacqueline McGill	159.5	Nil	Nil	Nil	Nil	Nil	159.5

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Notes:

(1)	Maria Cristina Bitar Maluk was appointed as a director of Gold Fields effective May 1, 2022 and retrospectively to select Board committees, including the Risk Committee, the Safety, Health and Sustainable Development Committee and the Social, Ethics and Transformation Committee with effect from August 17, 2022. Accordingly, the fees earned include certain backdated payments.

(2)	Cheryl Carolus resigned as a director of Gold Fields effective June 1, 2022.

(3)	Yunus Suleman was appointed as Chair of the Gold Fields Board effective June 1, 2022.

(4)	Based on an assumed number of meetings to be held by the Investment Committee for the period from October 1, 2022 to November 30, 2022.

(5)	Terence Goodlace was appointed to the Nominating and Governance Committee effective November 23, 2021. Accordingly, the fees have been pro rated since the effective date.

Independent Compensation Consultants

To assist in determining the appropriate compensation for members of the Gold Fields Board, the Gold Fields Remuneration Committee reviews competitive practices from time to time with the assistance of compensation consultants Khokhela Consulting (Pty) Ltd. (“Khokhela”). Khokhela was first retained by the Remuneration Committee in February 2019, and its mandate is to provide independent reward advisory services to the committee. In this context, among other things, Khokhela attends all meetings of the Remuneration Committee and provides advice and support on proposals submitted for its approval, including by providing research, analysis, market information and benchmarking, as well as engagement with internal and external stakeholders regarding Gold Fields’ policies and practices. During 2020, Khokhela also provided certain limited non-executive director benchmarking services to the board of a non-wholly-owned subsidiary of Gold Fields under a separate mandate.

Additionally, in October 2021, Gold Fields retained Deloitte & Touche (“Deloitte”) to conduct an independent benchmarking study focusing on its executive compensation practices, including salary, benefits, short and long term incentives, in order to establish the relative positioning of executive remuneration internally and against Gold Fields’ peers within the industry. Deloitte had previously been engaged in late 2019 for a mandate to provide similar executive compensation benchmarking advice.

The Remuneration Committee approves all of the compensation-related consulting services provided to Gold Fields by each of Khokhela and Deloitte. The fees of Khokhela and Deloitte for each of the fiscal years ended December 31, 2021 and December 31, 2020 for their consulting services were as follows:

Fiscal Year Ended December 31,

	2021(3)	2020(4)

Compensation Consulting Services	(US$ thousand)
Khokhela Executive Compensation-Related Fees All Other Fees(1)	Nil 26.5	5.0 23.5
Deloitte Executive Compensation-Related Fees All Other Fees(2)	15.6 2,350.9	16.1 2,474.7

Note:

(1)	Consisting of consulting fees relating to compensation of Gold Fields directors, executive officers and other non-executive level management of Gold Fields.
(2)	Consisting of consulting fees relating to information technology services provided by Deloitte.

(3)	Converted to US dollars based on the ZAR/US$ exchange rate of 14.79 for fiscal 2021.
(4)	Converted to US dollars based on the ZAR/US$ exchange rate of 16.38 for fiscal 2020.

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Major Shareholders and Related Party Transactions

Major Gold Fields Shareholders

To the knowledge of Gold Fields’ management: (1) Gold Fields is not directly or indirectly owned or controlled (a) by another corporation or (b) by any foreign government; and (2) there are no arrangements the operation of which may at a subsequent date result in a change in control of Gold Fields. To the knowledge of Gold Fields’ management, there is no controlling Gold Fields Shareholders.

A list of the individuals and organisations holding, to the knowledge of management, directly or indirectly, 5% or more of Gold Fields’ issued and outstanding share capital as of September 30, 2022 is set forth below.

Beneficial owner(1)	Gold Fields Shares	Percentage(2)
BlackRock Inc.	96,170,557	10.79%
Public Investment Corporation	84,512,879	9.48%
Van Eck Global	56,639,437	6.36%

Note:

(1)	On October 5, 2022, Gold Fields announced that it had received formal notification that clients of Allan Gray Limited had, in aggregate, acquired an interest in Gold Fields Shares such that the total interest in Gold Fields Shares held by Allan Gray Limited’s clients amounted to 5.04% of the total issued Gold Fields Shares.
(2)	The percentages of Gold Fields Shares held by each of the beneficial owners in the table above, calculated on a fully-diluted basis, are as follows: (i) Blackrock Inc. – 10.75%; (ii) Public Investment Corporation – 9.45%; and (iii) Van Eck Global – 6.33%.

To the knowledge of management, none of the above Gold Fields Shareholders hold voting rights which are different from those held by other Gold Fields Shareholders.

The table below shows the significant changes in the percentage of ownership by major Gold Fields Shareholders, to the knowledge of Gold Fields’ management, during the past three fiscal years.

	Beneficial ownership as of December 31,
	2021	2020	2019

Beneficial owner	(%)
BlackRock Investment Management—Index	3.73	3.73	4.26
BlackRock Investment Management—London	3.49	3.49	5.24
Van Eck Global	5.01	10.54	11.06
Public Investment Corporation	9.00	8.35	6.34

As of September 30, 2022, the issued and outstanding share capital of Gold Fields consisted of 891,377,583 Gold Fields Shares.

Related Party Transactions

Between January 1, 2022 and September 30, 2022, none of the directors, officers or major Gold Fields Shareholders or, to the knowledge of Gold Fields’ management, their families, had any interest, direct or indirect, in any transaction or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries, except as disclosed in “Schedule II—Annual Financial Report—Notes to the consolidated financial statements—Note 40. Related Parties”, as required by IFRS, including for fiscal 2021.

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Prior Sales and Trading History

Prior Sales

The following table sets out the number of Gold Fields Shares, including Gold Fields ADSs, and securities that are convertible or exchangeable into Gold Fields Shares or Gold Fields ADSs, issued by Gold Fields during the twelve month period preceding the date of this Supplement:

Date of Issuance	Number and Type of Security Issued	Issue/Exercise Price	Reason for issuance
February 18, 2022	3,526,784 Gold Fields Shares	Not Applicable	Issuance under the Gold Fields 2012 Share Plan
May 16, 2022	133,451 Gold Fields Shares	Not Applicable	Issuance under the Gold Fields 2012 Share Plan

Trading Price and Volume

The following tables set forth information relating to the monthly trading of the Gold Fields Shares on the JSE and the Gold Fields ADSs on the NYSE, respectively, for the twelve month period prior to the date of this Supplement.

	Trading of Gold Fields Shares on the JSE(1)
Month	High (ZAR)	Low (ZAR)	Monthly Volume (#)
October 2021	148.44	122.20	49,228,778
November 2021	188.30	140.30	64,306,010
December 2021	185.03	159.27	65,814,038
January 2022	171.20	154.90	46,533,092
February 2022	214.83	159.67	84,619,161
March 2022	254.41	216.46	102,805,489
April 2022	229.84	206.05	47,100,419
May 2022	213.36	153.05	95,501,560
June 2022	162.97	142.64	86,032,454
July 2022	161.00	143.74	54,453,898
August 2022	162.23	137.20	57,410,580
September 2022	148.60	126.62	68,151,042
October 1-18, 2022	158.67	139.29	31,075,792

Note:

(1)	Per Capital IQ. High and low prices provided as at closing.

	Trading of Gold Fields ADSs on the NYSE[1]
Month	High (US$)	Low (US$)	Monthly Volume (#)
October 2021	9.78	8.14	99,110,163
November 2021	11.34	9.22	104,281,599
December 2021	11.00	9.79	132,661,630

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	Trading of Gold Fields ADSs on the NYSE[1]
Month	High (US$)	Low (US$)	Monthly Volume (#)
January 2022	11.33	9.84	161,690,096
February 2022	14.02	10.32	202,490,574
March 2022	16.71	14.14	232,151,728
April 2022	16.23	13.23	124,432,619
May 2022	13.67	9.34	173,877,017
June 2022	10.21	9.02	266,392,393
July 2022	9.67	8.50	141,816,729
August 2022	9.75	8.04	139,260,316
September 2022	8.64	7.03	205,105,938
October 1-18, 2022	8.93	7.59	102,531,762

Note:

(1)	Per Capital IQ. High and low prices provided as at closing.

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Further Information

Memorandum of Incorporation

General

On April 8, 2009, South Africa passed the Companies Act, which came into force on May 1, 2011. At the annual general meeting held on May 14, 2012, Gold Fields adopted a new memorandum of incorporation (the “Gold Fields MOI”) to replace its memorandum of association and articles of association adopted under the previous Companies Act, or the Companies Act 61 of 1973. Gold Fields amended the Gold Fields MOI at its annual general meetings on May 9, 2013 and on May 24, 2017. The amended Gold Fields MOI conforms to the requirements of the Companies Act and the amended JSE Listings Requirements.

Clause 4 of the Gold Fields MOI provides that Gold Fields has the powers and capacity of a natural person and is not subject to any special conditions.

Dividends and Payments to Gold Fields Shareholders

Gold Fields may make distributions (including the payment of dividends) from time to time in accordance with provisions of the Companies Act, the JSE Listings Requirements and the Gold Fields MOI. In terms of the Companies Act, a company may only make a distribution (including the payment of any dividend) if:

•	it reasonably appears that the company will satisfy the solvency and liquidity test immediately after completing the proposed distribution;

•	the board of the company, by resolution, has acknowledged that it has applied the solvency and liquidity test and reasonably concluded that the company will satisfy the solvency and liquidity test immediately after completing the proposed distribution.

In terms of the Companies Act, a company satisfies the solvency and liquidity test at a particular time if, considering all reasonably foreseeable financial circumstances of the company at that time:

•	the assets of the company, fairly valued, equal or exceed the liabilities of the company, as fairly valued; and

•	it appears that the company will be able to pay its debts as they become due in the ordinary course of business for a period of:

•	12 months after the date on which the test is considered; or

•	in the case of a distribution (including the payment of dividends), 12 months following that distribution.

Subject to the above requirements, the Gold Fields Board may from time to time declare a dividend or any other distribution to Gold Fields Shareholders in proportion to the number of Gold Fields Shares held by them.

Gold Fields must hold all monies due to Gold Fields Shareholders in trust indefinitely, subject to the laws of prescription. Gold Fields shall be entitled at any time to delegate its obligations in respect of unclaimed dividends, or other unclaimed distributions, to any one of Gold Fields’ bankers.

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Voting Rights

Every Gold Fields Shareholder, or representative of a Gold Fields Shareholder, who is present at a meeting of Gold Fields Shareholders has one vote on a show of hands, irrespective of the number of Gold Fields Shares he or she holds or represents, provided that a representative of a Gold Fields Shareholder shall, irrespective of the number of Gold Fields Shareholders he or she represents, have only one vote. At a meeting of Gold Fields Shareholders, a resolution put to the vote shall be decided on a show of hands, unless a poll is demanded by not less than five persons having the right to vote on that matter, a person or persons entitled to exercise not less than one tenth of the total voting rights entitled to vote on that matter or the chairperson. Every Gold Fields Shareholder is, on a poll, entitled to one vote per Gold Fields Share held. Neither the Companies Act nor the Gold Fields MOI provide for cumulative voting.

A Gold Fields Shareholder entitled to attend and vote at a meeting of Gold Fields Shareholders shall be entitled to appoint a proxy to attend, participate in, speak and vote at such meeting in the place of such Gold Fields Shareholder. The proxy need not be a Gold Fields Shareholder. However, the proxy may not delegate the authority granted to him or her as a proxy.

Issue of Additional Gold Fields Shares

In accordance with the provisions of the JSE Listings Requirements and the Gold Fields MOI, the Gold Fields Board shall not have the power to issue authorised Gold Fields Shares other than:

•	the issue of capitalisation shares or the offer of a cash payment in lieu of awarding capitalisation shares;

•	issues in respect of a rights offer; and

•	issues which do not require the approval of Gold Fields Shareholders in terms of the Companies Act or the JSE Listings Requirements, without Gold Fields Shareholder approval.

In accordance with the provisions of the Companies Act:

•	an issue of shares must be approved by a special resolution of the shareholders of a company if the shares are issued to a director or officer of the company or any other person related or inter-related to the company, save for certain exceptions, including an issue pursuant to an employee share scheme; and

•	an issue of shares in a transaction requires approval of the shareholders by special resolution if the voting power of the shares that are issued as a result of the transaction will be equal to or exceed 30% of the voting power of all the shares held by shareholders immediately before the transaction.

Issues for Cash

In accordance with the provisions of the JSE Listings Requirements and the Gold Fields MOI, Gold Fields Shareholders may either convey a:

•	special authority to issue Gold Fields Shares for cash on terms that are specifically approved by Gold Fields Shareholders in a meeting of Gold Fields Shareholders in respect of a particular issue (“Specific Issue for Cash”); or

•	general authority to issue Gold Fields Shares for cash on terms generally approved by Gold Fields Shareholders in a meeting of Gold Fields Shareholders by granting the Gold Fields Board the authority to issue a specified number of securities for cash, which authority will be valid until the next annual general meeting or for 15 months from the date on which the resolution was passed, whichever period is shorter (“General Issue for Cash”).

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In terms of the JSE Listings Requirements, a company may only undertake:

•	a Specific Issue for Cash or a General Issue for Cash on the basis that a 75% majority of votes cast by shareholders at a shareholders meeting must approve the granting of such authority to the directors;

•	a General Issue for Cash is subject to satisfactory compliance with certain requirements, including:

•	the shares that are the subject of a General Issue for Cash may not exceed 5% of the company’s listed shares; and

•	the maximum discount at which shares may be issued is 10% of the weighted average traded price of such shares measured over the 30 business days prior to the date that the price of the issue is agreed between the company and the party subscribing for the shares.

Pre-emptive Rights

The Companies Act, the JSE Listings Requirements and the Gold Fields MOI require that any new issue of Gold Fields Shares by Gold Fields must first be offered to existing Gold Fields Shareholders in proportion to their shareholding in Gold Fields, unless, among other things:

•	the necessary Gold Fields Shareholder approvals have been obtained;

•	the issuance to new Gold Fields Shareholders is a capitalisation issue, an issue for an acquisition of assets (including another company) or an amalgamation or merger is to be undertaken; or

•	the Gold Fields Shares are to be issued in terms of option or conversion rights.

At the annual general meeting held on May 6, 2021, Gold Fields Shareholders authorised, subject to certain conditions, the Gold Fields’ Board to allot and issue (as they in their discretion think fit) or grant options over Gold Fields Shares representing not more than 5% of the number of Gold Fields Shares in the issued and outstanding share capital of Gold Fields, which constituted 44,378,204 Gold Fields Shares (excluding any Gold Fields Shares approved to be allotted and issued by Gold Fields in terms of any share plan or incentive scheme for the benefit of employees).

Transfer of Gold Fields Shares

The transfer of any certificated Gold Fields Shares must be implemented in accordance with the provisions of the Companies Act, using the then common form of transfer. Dematerialised Gold Fields Shares, which have been traded on the JSE, are transferred on the STRATE system and delivered five business days after each trade. The transferor of any Gold Fields Shares is deemed to remain the holder of that share until the name of the transferee is entered in Gold Fields’ register for that Gold Fields Share. Since Gold Fields Shares are traded through STRATE, only Gold Fields Shares that have been dematerialised may be traded on the JSE. Accordingly, Gold Fields Shareholders who hold Gold Fields Shares in certificated form must dematerialise their Gold Fields Shares in order to trade on the JSE.

Disclosure of Beneficial Interest in Gold Fields Shares

The Companies Act requires a registered holder of Gold Fields Shares who is not the beneficial owner of such Gold Fields Shares to disclose to Gold Fields, within five business days of the end of every month during which a change has occurred in the beneficial ownership, the identity of the beneficial owner and the number and class of securities held on behalf of the beneficial owner. Moreover, Gold Fields may, by notice in writing, require a person who is a registered Gold Fields Shareholder, or whom Gold Fields knows or has reasonable cause to believe has a beneficial interest in Gold Fields Shares, to confirm or deny whether or not such person holds the Gold Fields Shares or beneficial interest and, if the Gold Fields Shares are held for another person, to disclose to Gold Fields the identity of the person on whose behalf the Gold Fields Shares are held. Gold Fields may also require the person to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. Gold Fields is obliged to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold a beneficial interest equal to or in excess of 5% of the total number of Gold Fields Shares, together with the extent of those beneficial interests.

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General Meetings of Gold Fields Shareholders

Gold Fields Shareholders and/or the Gold Fields Board may convene meetings of Gold Fields Shareholders in accordance with the requirements of the Companies Act and the Gold Fields MOI. Gold Fields is obliged to hold an annual general meeting for each fiscal year prior to 15 months after the date of the last annual general meeting.

Meetings of Gold Fields Shareholders, including annual general meetings, require at least 15 business days’ notice in writing of the place, day and time of the meeting to Gold Fields Shareholders.

Business may be transacted at any meeting of Gold Fields Shareholders only while a quorum of Gold Fields Shareholders is present. The quorum for the commencement of a meeting of Gold Fields Shareholders shall be sufficient persons present to exercise, in aggregate, at least 25% of all the voting rights that are entitled to be exercised, but the meeting may not begin unless, in addition, at least three Gold Fields Shareholders entitled to vote are present at the meeting.

The annual general meeting deals with and disposes of all matters prescribed by the Gold Fields MOI and the Companies Act, including:

•	the presentation of the directors’ report, the audited financial statements for the immediately preceding financial year and the audit committee report;

•	the election of directors; and

•	the appointment of an auditor and an audit committee.

Accounting Records and Financial Statements

Gold Fields is required to keep the accounting records and books of accounts as are necessary to present the state of affairs of Gold Fields and to explain the financial position of Gold Fields as prescribed by the Companies Act.

The Gold Fields Board shall from time to time determine at what times and places and under what conditions, subject to the requirements of the Companies Act, Gold Fields Shareholders are entitled to inspect and take copies of certain documents, including the Gold Fields MOI, accounting records required to be maintained by Gold Fields and annual financial statements. Apart from Gold Fields Shareholders, no other person shall be entitled to inspect any of the documents of Gold Fields (other than the share register) unless expressly authorised by the Gold Fields Board or in accordance with the Promotion of Access to Information Act, No 2 of 2000, as amended.

The Gold Fields Board will cause to be prepared annual financial statements and an annual report as required by the Companies Act and the JSE Listings Requirements. Gold Fields will send by mail to the registered address of every Gold Fields Shareholder a copy of the annual report and annual financial statements. Not later than three months after the first six months of its financial year, Gold Fields will mail to every Gold Fields Shareholder an interim report for the previous six month period.

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Amendments to Gold Fields’ Memorandum of Incorporation

Gold Fields Shareholders may, by the passing of a special resolution in accordance with the provisions of the Companies Act and the Gold Fields MOI, amend the Gold Fields MOI, including:

•	the creation of any class of shares;

•	the variation of any preferences, rights, limitations and other terms attaching to any class of shares;

•	the conversion of one class of shares into one or more other classes;

•	an increase in Gold Fields’ authorised share capital;

•	a consolidation of Gold Fields’ equity securities;

•	a sub-division of Gold Fields’ equity securities; and/or

•	the change of Gold Fields’ name.

Variation of Rights

All or any of the rights, privileges or conditions attached to Gold Fields Shares may be varied by a special resolution of Gold Fields passed in accordance with the provisions of the Companies Act and the Gold Fields MOI.

Distribution of Assets on Liquidation

In the event of a voluntary or compulsory liquidation, dissolution or winding-up, the assets remaining after payment of all the debts and liabilities of Gold Fields, including the costs of liquidation, shall be dealt with by a liquidator who may, with the sanction of a special resolution, among other things, divide among Gold Fields Shareholders any part of the assets of Gold Fields, and may vest any part of the assets of Gold Fields as the liquidator deems fit in trust for the benefit of Gold Fields Shareholders. The division of assets is not required to be done in accordance with the legal rights of Gold Fields Shareholders. In particular, any class may be given preferential or special rights or may be partly or fully excluded.

Employee Share Scheme

The Companies Act permits the establishment of employee share schemes, whether by means of a trust or otherwise, for the purpose of offering participation therein solely to employees, including salaried directors, officers and other persons closely involved in the business of Gold Fields or a subsidiary of Gold Fields, either by means of the issue of Gold Fields Shares or by the grant of options for Gold Fields Shares.

Purchase of Shares

Gold Fields or any subsidiary of Gold Fields may, if authorised by special resolution by way of a general approval, acquire Gold Fields Shares in accordance with the Companies Act and the JSE Listings Requirements, provided among other things that:

•	the number of Gold Fields Shares acquired by Gold Fields in any one financial year shall not exceed 10% of the Gold Fields Shares in issue at the date on which this resolution is passed;

•	this authority shall lapse on the earlier of the date of the next annual general meeting or the date 15 months after the date on which the special resolution is passed;

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●	the Gold Fields Board has resolved to authorise the acquisition and that the Group will satisfy the solvency and liquidity test immediately after the acquisition and that since the test was done there have been no material changes to the financial position of the Group;

●	the price paid per Gold Fields Share may not be greater than 10% above the weighted average of the market value of the Gold Fields Shares for the five business days immediately preceding the date on which an acquisition is made;

●	the number of shares acquired by subsidiaries of Gold Fields shall not exceed 10% in the aggregate of the number of issued shares in Gold Fields.

Borrowing Powers

In terms of the provisions of Section 19(1) of the Companies Act, read together with Clause 4 of the Gold Fields MOI, the borrowing powers of Gold Fields are unlimited.

Non-South African Gold Fields Shareholders

There are no limitations imposed by South African law or by the Gold Fields MOI on the rights of non-South African Gold Fields Shareholders to hold or vote Gold Fields Shares.

Change in control

The Gold Fields MOI does not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of the company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the company (or any of its subsidiaries).

Rights of Minority Shareholders and Directors’ Duties

The Companies Act provides instances in which a minority Gold Fields Shareholder may seek relief from the courts if he, she or it has been unfairly prejudiced by Gold Fields.

In South Africa, a director of a company, when acting in that capacity, must exercise the powers and perform the functions of a director:

●	in good faith and for a proper purpose;

●	in the best interests of the company; and

●	with the degree of care, skill and diligence that may reasonably be expected of a person:

●	carrying out the same functions in relation to the company as those carried out by that director; and

●	having the general knowledge, skill and experience of that director.

Material Contracts

2019 Notes

On May 9, 2019, Gold Fields Holding (BVI) Limited (a wholly-owned subsidiary of Gold Fields) (“Orogen”) issued US$1 billion guaranteed notes consisting of US$500 million 5.125% guaranteed notes due 2024 and US$500 million 6.125% guaranteed notes due 2029 (collectively the “2019 Notes”). The 2019 Notes are unconditionally and irrevocably guaranteed, on a joint and several basis, by Gold Fields and certain of its subsidiaries.

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As at June 30, 2022, December 31, 2021 and December 31, 2020, the outstanding balance for the 2019 Notes due in 2024 was US$498.3 million, US$497.9 million and U.S.$497.0 million, respectively. As at June 30, 2022, December 31, 2021 and December 31, 2020, the outstanding balance for the 2019 Notes due in 2029 was US$496.9 million, US$496.7 million and US$496.4 million, respectively.

2019 Credit Facilities Agreement

On July 25, 2019, MUFG Bank, Ltd., Orogen, Gold Fields Ghana Holdings (BVI) Limited (a wholly-owned subsidiary of Gold Fields) and certain other subsidiaries of Gold Fields entered into a US$1,200 million credit facilities agreement (the “2019 Credit Facilities Agreement”). The 2019 Credit Facilities Agreement is comprised of a:

●	US$600 million revolving loan facility (“Facility A”) with a tenor of three years with the option to extend by two years, bearing interest at LIBOR plus margin of 1.45% per annum based on the current long-term credit rating of Gold Fields. The termination date in relation to Facility A has been extended to July 25, 2024, pursuant to the provisions of the 2019 Credit Facilities Agreement; and

●	US$600 million revolving loan facility (“Facility B”) with a tenor of five years with the option to extend by two years, bearing interest at LIBOR plus margin of 1.70% per annum based on the current long-term credit rating of Gold Fields.

The termination dates in relation to Facility A and Facility B have been extended in relation to certain portions of the initial commitments, pursuant to the provisions of the 2019 Credit Facilities Agreement and can be summarised as follows:

	Initial Commitment		July 25, 2022		July 25, 2023		July 25, 2024		July 25, 2025		July 25, 2026
Facility A (3+1+1) US$600m	US$	600m	US$	600m	US$	550m	US$	505m		—		—
Tranche B (5+1+1) US$600m	US$	600m	US$	600m	US$	600m	US$	600m	US$	505m	US$	460m
Total Commitment A+B	US$	1,200m	US$	1,200m	US$	1,150m	US$	1,105m	US$	505m	US$	460m

The margin shall be adjusted to the following percentages dependent on the long-term credit rating assigned from to time to Gold Fields by either Moody’s or S&P’s:

Rating		Facility A margin per annum	Facility B margin per annum

S&P’s	Moody’s	(%)
BBB+	Baa1	0.90	1.15
BBB	Baa2	1.00	1.30
BBB-	Baa3	1.25	1.50
BB+	Ba1	1.65	1.90
BB	Ba2	2.15	2.40
BB-	Ba3	2.65	2.90

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The borrowers are required to pay a quarterly commitment fee of 35% of the applicable margin per annum on the undrawn and uncancelled amounts of the facilities. The guarantors under the 2019 Credit Facilities Agreement are Gold Fields and certain of its subsidiaries.

The outstanding borrowings under the 2019 Credit Facilities Agreement as at June 30, 2022, December 31, 2021 and December 31, 2020 were nil, nil and US$250.0 million, respectively.

Gruyere Syndicated Facility

On November 19, 2020, Gruyere Holdings Pty Ltd. (a subsidiary of Gold Fields) (“Gruyere”), a syndicated group of lenders and certain subsidiaries of Gold Fields entered into an A$500 million revolving loan facility (“Gruyere Syndicated Facility”).

Subject to a one-year extension option, the termination date of this facility is November 19, 2023.

The facility bears interest at the BBSY Bid plus the margin. Subject to margin adjustments, the margin in relation to each loan is 2.20% per annum. The margin for all loans shall be adjusted to the percentage rate set out opposite the relevant long term credit rating assigned to Gold Fields in the table below if a revised long term credit rating assigned to Gold Fields by either Moody’s or S&P’s is published or withdrawn.

Rating	Margin (%)
S&P’s / Moody’s
BBB / Baa2	1.75
BBB- / Baa3	2.05
BB+ / Ba1	2.35
BB / Ba2	2.60
BB- / Ba3	3.00

The borrowers are required to pay a quarterly commitment fee of 40% of the applicable margin per annum on the undrawn portion of the facility. Borrowings under the facility are guaranteed by Gold Fields and certain of its subsidiaries.

The outstanding borrowings under the Gruyere Syndicated Facility as at June 30, 2022, December 31, 2021 and December 31, 2020 were US$96.6 million, nil and US$200.0 million, respectively.

Ghana Revolving Credit Facility

Gold Fields Ghana and Abosso Goldfields (collectively, the “Ghana Borrowers”) entered into a revolving credit facility agreement originally dated December 22, 2010, as amended and restated on May 6, 2014, October 28, 2016, June 12, 2017, March 22, 2018, November 23, 2018 and September 27, 2021, pursuant to which The Standard Bank of South Africa Limited agreed to make available to the Ghana Borrowers a revolving credit facility in a maximum aggregate principal amount of US$100 million (the “Ghana Revolving Credit Facility”).

Borrowings under this facility are guaranteed by the Ghana Borrowers.

The Ghana Revolving Credit Facility bears interest at LIBOR plus a margin between 2.75% per annum and 2.95% per annum, based on the average outstanding balance of all loans outstanding under the facility during any interest period. The Ghana Borrowers are required to pay a quarterly commitment fee of 0.90% per annum.

The final maturity date of the Ghana Revolving Credit Facility is October 13, 2024.

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The outstanding borrowings under the Ghana Revolving Credit Facility were nil as at June 30, 2022, December 31, 2021 and December 31, 2020.

ZAR1.0 Billion Revolving Credit Facilities

On April 15, 2020, GFI Joint Venture Holdings Proprietary Limited and Gold Fields Operations Limited (collectively, the “ZAR Borrowers”) entered into two ZAR revolving credit facilities with ABSA Bank Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank division), respectively.

The key terms of these facilities are as follows:

●	a ZAR500.0 million (US$34.0 million) revolving credit facility entered into by the ZAR Borrowers and ABSA Bank Limited, bearing interest at JIBAR plus a margin of 2.2% per annum, with a semi-annual commitment fee of 0.77% per annum on the undrawn and uncanceled amounts of the facility (“ABSA RCF”). The outstanding borrowings under the ABSA RCF were nil as at June 30, 2022, December 31, 2021 and December 31, 2020; and

●	a ZAR500.0 million (US$34.0 million) revolving credit facility entered into by the ZAR Borrowers and FirstRand Bank Limited (acting through its Rand Merchant Bank division), bearing interest at JIBAR plus a margin of 2.15% per annum, with a semi-annual commitment fee of 0.71% per annum on the undrawn and uncanceled amounts of the facility (“RMB RCF”). The outstanding borrowings under the RMB RCF were nil as at June 30, 2022, December 31, 2021 and December 31, 2020.

Borrowings under these facilities are guaranteed by Gold Fields and certain of its subsidiaries. The ABSA RCF and the RMB RCF will mature on April 14, 2023.

R1,500 million Nedbank Revolving Credit Facility

On April 23, 2018, Nedbank Limited (acting through its Nedbank Corporate and Investment Banking Division) and the ZAR Borrowers entered into a R1,500 million revolving credit facility (the “2018 Nedbank Facility”). The purpose of the 2018 Nedbank Facility was to fund capital expenditure and general corporate and working capital requirements of the Gold Fields group. The 2018 Nedbank Facility will mature on May 8, 2023.

The 2018 Nedbank Facility bears interest at JIBAR plus a margin of 2.80% per annum. The ZAR Borrowers are required to pay a commitment fee of 0.90% per annum every six months. Borrowings under the 2018 Nedbank Facility are guaranteed by Gold Fields and certain of its subsidiaries.

The outstanding borrowings under the 2018 Nedbank Facility at June 30, 2022, December 31, 2021 and December 31, 2020 were nil.

La Cima Credit Facility

La Cima, a subsidiary of Gold Fields, entered into a US$150 million revolving senior secured credit facility agreement with, among others, Banco de Crédito del Perú and Scotiabank Perú S.A.A. on September 19, 2017, as amended on July 21, 2020 and April 15, 2021 (La Cima Credit Facility). Borrowings under the La Cima Credit Facility are secured by first-ranking assignments of all rights, title and interest in all of La Cima’s concentrate sale agreements. This facility is non-recourse to the rest of the Group.

The maturity date of this facility is April 15, 2024.

The facility bears interest at LIBOR plus a margin of 1.40% per annum. La Cima is required to pay a quarterly commitment fee of 0.50% per annum.

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The outstanding borrowings under the La Cima Credit Facility as at June 30, 2022, December 31, 2021 and December 31, 2020 were US$83.5 million, US$83.5 million and US$83.5 million, respectively.

Other Credit Facilities

For more information on Gold Fields’ other credit facilities, see “Schedule II—Annual Financial Report—Notes to the Consolidated Financial Statements—Note 24. Borrowings”.

Management and Other Compensatory Plans and Arrangements

See “Schedule II—Annual Financial Report—Remuneration Report—Remuneration policy—Long-term incentives”, “Schedule II—Annual Financial Report—Remuneration Report—Remuneration policy—Other Key Features of Gold Fields’ Remuneration Policy—Executive Minimum Shareholding Requirements” and “Schedule II—Annual Financial Report—Notes to the consolidated financial statements—Note 5. Share-based payments”.

Summary of American Depositary Receipts and Deposit Agreement

See “Description of American Depositary Shares” in the Circular.

South African Exchange Control Limitations Affecting Security Holders

The discussion below relates to exchange controls in force as of the date of this Supplement. These controls are subject to change at any time without notice. It is not possible to predict whether existing exchange controls will be abolished, continued or amended by the South African government in the future. Investors are urged to consult a professional adviser as to the exchange control implications of their particular investments.

Acquisitions of shares or assets of South African companies by non-South African purchasers solely for a cash consideration equal to the fair value of the shares or assets will generally be permitted by the SARB pursuant to Exchange Control Regulations. An acquisition of shares or assets of a South African company by a non-South African purchaser may be refused by the SARB in other circumstances, such as where the consideration for the acquisition is shares in a non-South African company.

Denial of SARB approval for an acquisition of shares or assets of a South African company may result in the transaction not being able to be completed. Subject to these limitations, there are no restrictions on equity investments in South African companies and a foreign investor may invest freely in the Gold Fields Shares and Gold Fields ADSs.

There are no exchange control restrictions on the remittance in full of dividends declared out of trading profits to non-residents of the CMA by Gold Fields.

Under Exchange Control Regulations, the Gold Fields Shares and Gold Fields ADSs are freely transferable outside South Africa between persons who are not residents of the CMA. Additionally, where Gold Fields Shares are sold on the JSE on behalf of Gold Fields Shareholders who are not residents of the CMA, the proceeds of such sales will be freely exchangeable into foreign currency and remitted to them.

Any share certificates representing Gold Fields Shares held by non-resident Gold Fields Shareholders will be endorsed with the words “non-resident”. The same endorsement, however, will not be applicable to Gold Fields ADSs held by non-resident Gold Fields Shareholders.

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Controls and Procedures

Disclosure Controls and Procedures

Gold Fields has carried out an evaluation, under the supervision and with the participation of management, including the CEO and CFO of Gold Fields, of the effectiveness of the design and operation of Gold Fields’ disclosure controls and procedures, as defined in the U.S. Securities Exchange Act of 1934 (“the Exchange Act”) Rule 13a-15(e) as of the end of the period covered by this Supplement. Based upon that evaluation, Gold Fields’ CEO and CFO concluded that, as of December 31, 2021, Gold Fields’ disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Gold Fields’ management is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities Exchange Act of 1934 defines internal control over financial reporting in Rule 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, as issued by the IASB, and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of December 31, 2021. In making this assessment, Gold Fields’ management used the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon its assessment, Gold Fields’ management concluded that, as of December 31, 2021, its internal control over financial reporting is effective based upon those criteria.

Attestation Report of the Registered Public Accounting Firm:

PricewaterhouseCoopers, Inc., an independent registered public accounting firm that audited the consolidated financial statements included in the Annual Financial Report, has issued an attestation report on management’s assessment of Gold Fields’ internal control over financial reporting as of December 31, 2021.

See “Schedule II—Annual Financial Report—Reports of Independent Registered Public Accounting Firms”.

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Changes in Internal Control Over Financial Reporting

There has been no change in Gold Fields’ internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during fiscal 2021 that has materially affected, or is reasonably likely to materially affect, Gold Fields’ internal control over financial reporting.

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AUDIT COMMITTEE matters

The Gold Fields Board has determined that the Audit Committee does not have an “audit committee financial expert”, as defined in the rules promulgated by the SEC. Although a person with such qualifications does not serve on the Audit Committee, the Gold Fields Board believes that the members of the Audit Committee collectively possess the knowledge and experience to oversee and assess the performance of Gold Fields’ management and auditors, the quality of Gold Fields’ disclosure controls, the preparation and evaluation of Gold Fields’ financial statements and Gold Fields’ financial reporting. The Gold Fields’ Board also believes that the members of the Audit Committee collectively possess the understanding of audit committee functions necessary to diligently execute their responsibilities and are financially literate, as defined in National Instrument 52-110 — Audit Committees. For biographical information on each member of the Audit Committee, see “Schedule II—Annual Financial Report-Corporate Governance Report-Directors” and “Directors, Senior Management and Employees Name, Address, Occupation and Security Holdings”.

Audit Committee Charter

For Gold Fields’ Audit Committee Charter, see “Schedule VI— Gold Fields Audit Committee Charter.”

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Experts

Names of Experts

The following persons and companies have prepared certain sections of this Supplement and/or schedules attached thereto as described below, or are named as having prepared or certified a report, statement or opinion in this Supplement.

Name of Expert	Description of involvement
PricewaterhouseCoopers Inc.	2021, 2020 and 2019 annual financial statements
Dr. Julian Verbeek, FAusIMM Vice President Geology and Mineral Resources of Gold Fields	“Qualified person” for purposes of the NI 43-101 technical reports referred to herein regarding Gold Fields’ material operating properties
Richard Butcher, FAusIMM Former Chief Technical Officer of Gold Fields	“Qualified person” for purposes of the NI 43-101 technical reports referred to herein regarding Gold Fields’ material operating properties

Interests of Experts

The independent auditor of Gold Fields is PricewaterhouseCoopers Inc. PricewaterhouseCoopers Inc. is independent of Gold Fields within the meaning of the Rules of Professional Conduct of Chartered Professional Accountants of Ontario. To the knowledge of Gold Fields as of the date hereof, Dr. Julian Verbeek, FAusIMM and Richard Butcher, FAusIMM collectively hold less than 1% of the outstanding Gold Fields Shares.

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Principal Accountant Fees and Services

PricewaterhouseCoopers, Inc. (4 Lisbon Lane, Waterfall City, Jukskei View, Johannesburg, South Africa, 2090, Audit Firm ID: 1308) served as Gold Fields’ principal accountant for 2021, 2020 and 2019. Set forth below are the fees for audit and other services for fiscal 2021, 2020 and 2019.

	Year ended December 31,
	2021	2020	2019

	(US$ million)
Audit Fees(1)	3.2	2.7	2.8	(5)
Audit-Related Fees(2)	—	—	0.2
Tax Fees(3)	—	—	—	(6)
All Other Fees(4)	0.1	0.1	—	(6)
Total	3.3	2.8	3.0

Notes:

(1)	“Audit Fees” include the aggregate fees billed by Gold Fields principal accountant in each of the last three fiscal years for audit services.
(2)	“Audit-Related Fees” include fees for related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported under “Audit Fees” above.
(3)	“Tax Fees” include fees for professional services rendered to Gold Fields’ principal accountant for tax compliance, tax advice and tax planning.
(4)	“All Other Fees” include the aggregate fees billed in each of the last three financial years for products and services provided by Gold Fields’ principal accountant, other than “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above.
(5)	Audit fees for services rendered by KPMG, Inc. amounted to US$0.3 million and are excluded from the audit fees for fiscal 2019.
(6)	Nominal amount due to rounding to US$ million.

All of the above fees were pre-approved by the Audit Committee.

Audit Committee’s Policies and Procedures

In accordance with the SEC rules regarding auditor independence, the Audit Committee has established policies and procedures for audit and non-audit services provided by an independent auditor. The rules apply to Gold Fields and its consolidated subsidiaries engaging any accounting firms for audit services and the auditor who audits the accounts filed with the SEC, or the external auditor, for permissible non-audit services.

When engaging the external auditor for permissible non-audit services (audit-related services, tax services and all other services), pre-approval is obtained prior to the commencement of the services.

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Risk Factors

Risks related to Gold Fields’ operations and industry

The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business, operating results, cash flows and financial condition

Gold Fields’ operations have been and may continue to be impacted by the COVID-19 pandemic. The continued spread of the COVID-19 pandemic has resulted, and could continue to result, in serious illness (including incapacity) and death, or the quarantine of Gold Fields’ employees and contractors. These effects have been exacerbated by employees and contractors working in close proximity to each other in underground and surface mines and living in close quarters, particularly at Gold Fields’ remote operations. In addition, certain underlying health conditions, including conditions which compromise the immune system have worsened the outcomes among the individuals infected with COVID-19. As of June 30, 2022, Gold Fields recorded 7,367 positive COVID-19 cases across its operations since early 2020, which have resulted in 20 deaths to Gold Fields employees and contractors. Employee or contractor absences, and constraints on Gold Fields’ ability to hire qualified staff (either locally or from overseas) resulting from the COVID-19 pandemic has led to, and could result in further, labour shortages or instability, which resulted in disruptions to Gold Fields’ production (including potential temporary cessation) and increased operational costs. Although COVID-19 vaccines are being administered globally, including in the regions where Gold Fields operates, it is difficult to determine how effective these vaccines will be in the long run, particularly in relation to new variants of COVID-19.

Actions taken by governments or regulators in response to the COVID-19 pandemic have impacted and may continue to have a further material impact, on Gold Fields’ operations and lead to an increase in Gold Fields’ costs. For example, many countries, including the countries where Gold Fields operates, imposed strict travel-related measures such as travel restrictions and have introduced border closures, lockdowns, bans on public gatherings, curfews and business shutdowns following the global spread of the COVID-19 pandemic. While most governments have eased travel restrictions and lockdown measures, rapidly changing government requirements and the varying approaches adopted by different governments may continue to disrupt Gold Fields’ operations.

Gold Fields’ operational costs have increased as a result of the wide-ranging protective measures which Gold Fields has adopted across its operations, including, among others, screening, testing and contact tracing of employees, closing offices, increased spending on infrastructure investment (such as camp expansions and hospital upgrades), and increased sanitation. Furthermore, the adoption of other measures, such as strict adherence to all government regulations and protocols, the imposition of travel restrictions, establishing a COVID-19 crisis management committee, launching a COVID-19 information portal, working in small work groups to contain infections, mandating social distancing, required mask wearing and vaccination drives, has interfered with Gold Fields’ operations, resulting in time delays, and has altered the way Gold Fields’ management and employees perform their activities. If further measures are required, this may result in additional costs incurred or interference with management’s and/or employees’ productivity.

The continuation of existing measures, the delayed rollout and effectiveness of vaccination programmes or the introduction of additional restrictions or any other measures, could result in the inability of Gold Fields’ suppliers to deliver components or raw materials on a timely basis and may limit or prevent Gold Fields’ management and employees and other important third parties from traveling to, or visiting, Gold Fields’ operations. Further, any lockdowns or mandatory business shutdowns could result in further suspensions of Gold Fields’ operations, similar to the suspensions described above, and could bring its business to a standstill. Gold Fields’ property and business interruption insurance and liability may not cover or be sufficient to fully cover any of Gold Fields’ losses resulting from public health emergencies and other events that could disrupt Gold Fields’ operations, such as COVID-19. See “Risk Factors—Legal, regulatory and compliance risk factors—Fluctuations in insurance cost and availability could adversely affect Gold Fields’ operating results and its insurance coverage may not adequately satisfy all potential claims in the future”.

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Further, as a result of the COVID-19 pandemic, the unemployment and poverty rates in many of the communities where Gold Fields’ mines are located has increased. This may result in heightened social tensions and economic and welfare demands as communities look to the mining industry for job creation opportunities and other resources and benefits. Similarly, governments may increase taxes, royalties and introduce other compensation methods applicable to mining companies in the future to assist with the rehabilitation of communities, which would result in increased operational costs. For example, in 2021 Ghana passed the COVID-19 Health Recovery Levy Act, which imposed a special levy on the supply of goods and services and imports to raise revenue to support its COVID-19 related expenditures.

The full extent to which COVID-19 will impact Gold Fields’ operational and financial performance, whether directly or indirectly, will depend on future developments, which are highly uncertain and cannot be predicted. Any disruption to production or increased operational costs as a result of COVID-19 could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Changes in the market price for gold, and to a lesser extent copper and silver, which in the past have fluctuated widely, affect the profitability of Gold Fields’ operations and the cash flows generated by those operations

Gold Fields’ revenues are primarily derived from the sale of gold that it produces. The Group’s policy is not to engage in long-term systemic gold price hedging, though hedges are sometimes undertaken to protect cash flows at times of significant expenditure, for specific debt servicing requirements and to safeguard the viability of higher cost operations. For example, during 2018, Gold Fields undertook short-term hedging of the oil price, the copper price and the US dollar and Australian dollar gold prices to protect cash-flow primarily due to the high levels of project capital expenditure incurred during 2018 and the volatility in commodity prices and exchange rates. Gold Fields continued with the gold hedging policies in Australia, Ghana and South Africa during 2019, 2020, 2021 and the six months ended June 30, 2022. Altogether, approximately 1 million oz of gold production were hedged in each of 2019, 2020, 2021 and the six months ended June 30, 2022. There can be no assurance that the use of hedging techniques will always be to Gold Fields’ benefit. Hedging instruments that protect against the market price volatility of commodities, for example, oil, may prevent Gold Fields from realising the full benefit from subsequent decreases in market prices with respect to oil, which would cause Gold Fields to record a mark-to-market loss, thus decreasing profits. Similarly, gold hedging instruments may prevent Gold Fields from realising the full benefit of subsequent increases in the gold price, which would cause us to record a mark-to-market loss, thereby decreasing Gold Fields’ profits. The total realised gold hedging loss for 2021 and the six months ended June 30, 2022 was US$31.4 million and nil, respectively. Gold Fields’ net hedge liability as at June 30, 2022 was nil as all gold hedging instruments had matured. In addition, hedging contracts are subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant non-performance could have a material adverse effect on Gold Fields’ financial condition, results of operations and cash flows.

Where no hedges are in place, Gold Fields is exposed to changes in the gold price, which could lead to reduced revenue should the gold price decline. After falling 45% between September 2011 and December 2015, when it hit a low of US$1,060 per ounce, the gold price has generally recovered, reaching US$1,517 per ounce at the end of fiscal 2019 before experiencing a substantial increase, to US$1,891 per ounce in fiscal 2020 following the outbreak of the COVID-19 pandemic. In fiscal 2021, the price of gold averaged US$1,799 per ounce. As at June 30, 2022, it was US$1,817 per ounce, as trading in the metal remains volatile amid global political, social, health-related (including the COVID-19 pandemic) and economic uncertainties, including the Russian invasion of Ukraine. The market price for gold has historically been volatile and is affected by numerous factors over which Gold Fields has no control, such as general supply and demand, speculative trading activity, political uncertainties and global economic drivers. The price of gold may decrease in the future.

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Should the gold price decline below Gold Fields’ production costs, it may experience losses and should this situation continue for an extended period, Gold Fields may be forced to curtail or suspend some or all of its growth projects, operations and/or reduce operational capital expenditures. Gold Fields might not be able to recover any losses it incurred during, or after, such events. A sustained period of significant gold price volatility may impact Gold Fields’ ability to continue with existing operations or make other long-term strategic decisions. Furthermore, while depressed gold prices generally provide an opportunity to acquire assets at lower prices, the few quality in-production assets then demand premium prices, adversely affecting Gold Fields’ ability to undertake new capital projects. The use of lower gold prices in Reserve calculations and LoM plans could also result in material impairments of Gold Fields’ investment in mining properties or a reduction in its Reserve estimates and corresponding restatements of its Reserves and increased amortisation, reclamation and closure charges.

In Peru, copper accounts for a significant proportion of the revenues at Gold Fields’ Cerro Corona mine, although copper is not a major element of Gold Fields’ overall revenues. Over the period from 2011 to 2021, the price of copper has increased from an average price of US$8,836 per tonne to an average price of US$9,315 per tonne in 2021. Approximately 24,000 metric tonnes of copper were hedged in 2021. The total realised copper hedging loss for 2021 was US$45.8 million. The copper hedge matured in December 2021. Gold Fields’ net hedge liability as at December 31, 2021 was nil. As at June 30, 2022, the price of copper was US$9,757 per tonne. In addition, when Gold Fields’ Salares Norte project becomes operational, silver will be expected to contribute approximately 10% of the revenues at the Salares Norte project, despite silver not being expected to become a major contributor to Gold Fields’ overall revenues. Between 2011 and 2021, the price of silver has declined from an average of US$35.32 per ounce to an average of US$23.31 per ounce in 2021. As at June 30, 2022, the price of silver was US$20.80 per ounce. A variety of factors have and may depress global copper and silver prices and a decline in copper and silver prices, which have also fluctuated widely, would adversely affect the revenues, profit and cash flows of the Cerro Corona mine and the Salares Norte project, respectively.

Because gold is sold in US dollars, while a significant portion of Gold Fields’ production costs are in Australian dollars, Rand and other non-US dollar currencies, Gold Fields’ operating results and financial condition could be materially harmed by a material change in the value of these non-US dollar currencies

Gold is sold throughout the world in US dollars. Gold Fields’ costs of production are incurred principally in US dollars, Australian dollars, Rand and other currencies. Recent volatility in the Rand (including weakening in the earlier part of fiscal 2020 and strengthening from mid-2020 to fiscal 2021, followed by relative stability in 2022) and the Australian dollar against the US dollar (including depreciating in fiscal 2019, followed by a strengthening in fiscal 2020 and a slight weakening in fiscal 2021) made Gold Fields’ reported costs in South Africa and Australia and results of operations less predictable than when exchange rates are more stable. As a result, any significant and sustained appreciation of any of these non-US dollar currencies against the US dollar may materially increase Gold Fields’ costs in US dollar terms, which could materially adversely affect Gold Fields’ business, operating results and financial condition.

Rising inflation, including as a result of Russia’s invasion of Ukraine, may have a material adverse effect on Gold Fields’ business, operating results and financial condition

Gold Fields business has been, and may continue to be, directly affected by volatile commodity costs and other inflationary pressures. Inflation began to increase significantly in the countries in which Gold Fields operates in the latter half of 2021 and into 2022, with inflation increasing to 6.1% in Australia, 9.1% in Ghana,1 8.8% in Peru, 7.4% in South Africa and 12.5% in Chile, respectively for the six months ended June 30, 2022. Inflation is expected to continue accelerating throughout 2022. Prolonged periods of inflation may impact Gold Fields’ profitability by negatively impacting its fixed costs and expenses, including raw material, transportation and labour costs. If these increased costs are not offset by an increase in gold prices, they could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

[1]	The inflation percentage included for Ghana is based on US Dollar inflation and not Cedi-based inflation.

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Geopolitical risks and conflicts around the world could further disrupt supply chains and create additional inflationary pressures. Specifically, Russia’s invasion of Ukraine has led to sanctions, travel bans, and asset or financial freezes being levied by the United States, European Union and other countries against Russian entities and individuals, with additional sanctions being proposed. These sanctions and other measures have had a significant impact on commodity prices, including increased oil, gas, ammonia nitrate, copper, steel and gold prices. The oil price is a driver of a number of input costs for the Group, including diesel and transport costs, while gas prices have an impact on power costs, and other commodity prices drive direct mining and processing costs. These inflationary pressures could also cause interest rates and the cost of borrowing to increase and could have a material adverse effect on the financial markets and economic conditions throughout the world. The extent and duration of the invasion, sanctions and resulting market disruptions are impossible to predict. Any inflationary impacts or disruptions caused by the invasion or resulting sanctions may have a material adverse effect on Gold Fields’ business, operating results and financial condition, and may magnify the impact of other risks described in this Supplement.

Gold Fields has experienced, and may continue to experience, difficulties, operational delays, cost pressures and impact associated with the mine ramp-up post the organisational restructuring and supporting interventions at the South Deep operation in South Africa

South Deep has had a number of operational challenges since Gold Fields acquired it in 2006. The key challenge has been the difficulty in transitioning the mine from a conventional mining operation to a low grade, bulk, deep level mechanised mining operation. South Deep (which represented 64% of Gold Fields’ managed gold Mineral Reserves as at December 31, 2021) is a complex and unique mine, that has issues that need to be addressed in a holistic manner, which include:

●	ensuring the health and safety of Gold Fields’ people;

●	a unique and complex mining method, including long hole stoping mining at between 2,500 and 3,000 metre depth with attendant challenging geotechnical and ground conditions requiring extensive support;

●	maturing the management operating system and associated execution tactics to ensure the attainment of mining and production targets;

●	a maturing equipment fleet requiring increased maintenance, as well as difficult operating conditions which affect equipment reliability;

●	labour productivity;

●	extensive and aging infrastructure and support services required to underpin mining activities, which require substantial management intervention; and

●	alignment of output levels with the commensurate operating and overhead costs for the profile of a low grade, bulk mechanised mining operation.

In addition, structural inflation and, in particular, electricity tariffs and supply in South Africa continue to cause operating costs to rise.

Since 2006, there have been numerous interventions to address these challenges, including optimising the mining method, extensive training and skills development, changing shift and work configurations, and outsourcing functions and the mine continued to make losses. Given the extensive investment that Gold Fields made through to 2018 (approximately ZAR34.56 billion, including ZAR22.3 billion in acquisition costs), management determined that the mine could no longer sustain these cash losses and that the cost structure and operating model needed to be realigned with the lower level of production.

During late 2017 and 2018, South Deep completed its organisational restructuring plan, including the renegotiating and modernising of collective and other agreements between Gold Fields and organised labour. Despite the progress achieved with respect to Gold Fields’ relationship with organised labour at South Deep, the general nature of labour relations and social unrest in South Africa is very volatile and poses an ongoing risk for the mine. This risk has been exacerbated by an application for organisational rights from a rival union in South Africa. Historically inter-union rivalries have been associated with challenging work environments.

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As part of the South Deep turnaround plan, Gold Fields has focused on building the social, technical and commercial capability of its front-line and middle manager leaders and embedding a holistic operating model that incorporates people, processes and systems. Despite increased resiliency at South Deep, South Africa continues to be confronted with challenges relating to economic disparity, unemployment, poverty, poor service delivery, political instability, corruption, and social instability, as a result of which, there is a heightened risk of as a consequence of social unrest, demonstrations and/or increasing social demands.

The organisational restructuring initiated in 2018 and aligned to delivering the seven-year ramp-up plan was further embedded between 2020 and 2022, incorporating a reduced workforce and mobile equipment levels in line with the overall mining activity which increased focus on core productivity and supported the cost improvements. Sustaining traction on the mine’s core strategic project themes, key performance indicators and enablers is integral to facilitating delivery on the production ramp-up over the next five years and delivering LoM steady state volumes and projected financial metrics.

Failure by South Deep to maintain focus on the issues noted above in an increasingly complex social-political landscape may result in the operation not achieving its expected production levels or the reduced unit costs contemplated by the organisational restructuring in a timely manner or at all. The actions taken by South Deep to address the above issues may not yield the expected results. In addition, further labour destabilisation, poor labour relations and low morale may have a negative impact on production levels and costs. Any of the above could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

To the extent that Gold Fields seeks to replace its annual Mineral Reserve and Resource depletion and grow its Reserve and Resource base to extend the life of operations through exploration and project development, it may experience challenges associated with its mining projects

In fiscal 2021, only three out of Gold Fields’ eight non-South African mines (excluding Salares Norte and the Asanko JV) reported higher Mineral Reserves after accounting for annual production depletion and all other influencing factors. The aggregated decrease in attributable Mineral Reserves was 2.9 Moz of gold, mainly due to depletion and higher costs due to surging inflation. Furthermore, it is expected that fiscal 2022 will be the last full year of production at Damang, with production expected to decline thereafter.

In order to replace its Mineral Reserves and Resources at its international operations or expand its operations and Reserve and Resource base, Gold Fields expects to rely, in part, on discovery from exploration for gold, and other metals associated with gold, as well as its ability to develop mining projects. Exploration for gold and other metals associated with gold is speculative in nature, involves many risks, requires screening and testing multiple prospects and may be unsuccessful. In some locations such as Western Australia, the rights to explore nearby locations are held by other mining companies, and therefore, exploration may be significantly restricted, or not possible. In addition, the existence of cultural heritage sites may restrict or prevent access to certain areas, or require lengthy consultation and/or approval processes to be undertaken, and the existence of native title rights may also require lengthy negotiations to be undertaken to allow the exploration tenure to be converted to allow mining activities. Gold Fields’ exploration strategy is based on maintaining exploration momentum at relevant operations with appropriate annual funding which ensures programmes retain traction and that high potential targets are advanced timeously. To the extent that Ore bodies are to be developed, it can take a number of years and substantial expenditures from the initial phases of drilling and discovery until production commences, during which time the economic feasibility of production may change. In addition, to the extent Gold Fields participates in the development or operation of a project through a joint venture or any other multi-party commercial structure, such as the Gruyere gold mine in Western Australia in which Gold Fields holds a 50% interest (through Gold Fields’ subsidiary) or the Asanko JV in Ghana where Gold Fields holds a 45% attributable interest, there could be disagreements (including in relation to Mineral Reserves and Resources), technical, legal or otherwise, or divergent interests or goals among the parties, which could jeopardise the success of the project. There can be no assurances that Gold Fields will be able to replace its Reserves and Resources through exploration, project development or otherwise and, if Gold Fields is unable to replace its Reserves and Resources, this could erode future planned cash flow and have a material adverse effect on its business, operating results and financial condition.

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Furthermore, significant capital investment is required to achieve commercial production from exploration efforts. There is no assurance that Gold Fields will have, or be able to raise, the required funds to engage in these activities or to meet its obligations with respect to the exploration properties in which it has or may acquire an interest.

To the extent that Gold Fields makes acquisitions, enters into other business combination transactions or enters into joint ventures, it may experience problems in executing the acquisitions, combinations or joint ventures or managing and integrating the acquisitions, combinations or joint ventures with its existing operations

In order to maintain or expand its operations and Reserve and Resource base, Gold Fields may seek to enter into joint ventures, enter into other business combination transactions or to make acquisitions of selected precious metal producing companies or assets, including the proposed Arrangement. For example, in November 2016, Gold Fields entered into a 50:50 unincorporated joint venture with Gold Road for the development and operation of the Gruyere operation in Western Australia. In addition, in 2018, Gold Fields entered the Asanko JV, which holds a 100% interest in Asanko. Pursuant to the joint venture, Galiano holds a 45% interest in the Asanko JV and the Ghanaian government holds 10% of the Asanko JV as a free carried interest. Any such acquisitions, combinations or joint ventures may change the scale of Gold Fields’ business and operations and may expose it to new geographic, geological, political, social, strategic, operating, financial, legal, third party, counterparty, regulatory and contractual risks. Gold Fields could also be subject to termination and/or buy-out rights in the event that it breaches its joint venture contractual obligations. There can be no assurance that any acquisition, combination or joint venture will achieve the results intended, and, as such, could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields may experience unforeseen difficulties, delays or costs in implementing its business strategy and projects (particularly at Salares Norte), including any strategic projects, cost-cutting initiatives, divestments and other initiatives and any such strategy or project may not result in the anticipated benefits

The ability to grow the business will depend on the successful implementation of Gold Fields’ existing and proposed strategic initiatives, the achievement of a 15% adjusted free cash flow margin at a gold price of US$1,300 per ounce and the successful construction of the Salares Norte project. The Salares Norte Project is exposed to all of the risks described in “Risk Factors—To the extent that Gold Fields seeks to replace its annual Mineral Reserve and Resource depletion and grow its Reserve and Resource base to extend the life of operations through exploration and project development, it may experience challenges associated with its mining projects”.

The successful implementation of Gold Fields’ strategic initiatives depends upon many factors, including those outside its control. For example, the successful achievement of a 15% adjusted free cash flow margin at a gold price of US$1,300 per ounce will depend on, among other things, prevailing market prices for input costs.

Gold Fields may also prove unable to deliver on production targets and other strategic initiatives. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of Gold Fields’ business strategy and projects, and such strategy and projects may not result in the anticipated benefits. Any such difficulties, delays or costs could prevent Gold Fields from fully implementing its business strategy, which could have a material adverse effect on its business, operating results and financial condition.

Gold Fields is in the process of implementing initiatives, which include its strategic restructuring, including the reduction of marginal mining, cost-efficiency initiatives, increased brownfield exploration, production planning and cost-cutting. Any future contribution of these measures to profitability will be influenced by the actual benefits and savings achieved and by Gold Fields’ ability to sustain these ongoing efforts. Strategic restructuring and cost-cutting initiatives may involve various risks, including, for example, labour unrest and operating licence withdrawal. The risk is elevated in South Africa and Ghana, given Gold Fields’ mining rights obligations. See “Risk Factors—Legal, regulatory and compliance risks—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute”.

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With respect to the Salares Norte project, Gold Fields may face cost overruns, such as costs relating to environmental approvals, delays to its planned commencement date, including delays due to the COVID-19 pandemic uncertainty, or difficulties in achieving the expected technical parameters once operational, any of which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

In addition, these initiatives may not be implemented as planned; turn out to be less effective than anticipated; only become effective later than anticipated; or not be effective at all. Depending on the nature of the outcomes of the initiatives, they, individually or in combination, may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

As part of its strategy, Gold Fields has disposed of certain of its exploration and development assets. With respect to any further dispositions, Gold Fields may not be able to obtain prices that it expects for assets it seeks to dispose of or to complete the contemplated disposals in the timeframe contemplated or at all.

Any of the above could have a negative impact on Gold Fields’ business, operating results and financial condition.

Gold Fields’ Mineral Reserves are estimates based on a number of technical and economic assumptions, which, if proven inaccurate or changed, may require Gold Fields to lower its estimated Mineral Reserves

The Mineral Reserves stated in this Supplement are estimates based on assumptions regarding, among other things, Gold Fields’ costs, expenditures, commodity prices, exchange rates, geology models, resource estimation models, mining methods, mining equipment, mining rates and metallurgical and mining recovery assumptions, which may prove inaccurate due to a number of factors, many of which are beyond Gold Fields’ control. The Mineral Reserves are also based on reasonable assumptions related to the availability of power and water and also on the ability to maintain the licensing and permitting required to support the LoM plans. In the event of Gold Fields adversely revises any of the assumptions that underlie its Mineral Reserves reporting, Gold Fields may need to revise its Mineral Reserves.

In 2022, South Deep continued to execute its short-term and long-term plans, driving forward key productivity and asset optimisation projects aimed at sustainably increasing production outset and offsetting inflationary pressures.

South Deep’s 2022 performance will continue to be assessed on the same criteria to enable productivity and cost improvements. The volatile nature of the operating environment, combined with the technical challenges associated with deep level mining, continues to pose risks to the technical and economic assumptions contained in the long-term plans. Despite the 2018 restructuring and implementation of the initiatives supporting the key improvement themes for the mine, there can be no assurance that the ongoing implementation of the restructuring will not result in lower-than-expected long-term steady state production volumes, cost fluctuations, reduced reported Mineral Reserves and LoM, or other associated issues at South Deep.

The reduction of Reserves held by Gold Fields, including due to any of the above could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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Actual and potential supply chain shortages, availability and increases in the prices of production inputs may have a material adverse effect on Gold Fields operations and profits

Gold Fields’ operating results may be affected by general cost increases, including due to the availability and pricing of raw materials and other essential production inputs, such as fuel, steel and cyanide and other reagents. The price and quality of raw materials may be substantially affected by changes in global supply and demand, the impact from the COVID-19 pandemic, along with weather conditions, governmental controls and other factors. See “Risk Factors—Risks related to Gold Fields’ Operations and Industry—The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business, operating results, cash flows and financial condition”. A sustained interruption in the supply of any of these materials would require Gold Fields to find acceptable substitute suppliers and could require it to pay higher prices for such materials. Any significant increase in the prices of these materials will increase Gold Fields’ operating costs and affect production considerations. Gold Fields expects cost increases to continue in fiscal 2022 across its operations, including as a result of other factors such as the price of oil, inflationary increases and labour costs. See “Risk Factors—Risks Related to Gold Fields’ operations and industry—Rising Inflation, including as a result of Russia’s invasion of Ukraine, may have a material adverse effect on Gold Fields’ business, operating results and financial condition”.

The price of oil has been volatile, fluctuating between US$19.33 and US$68.66 per barrel of Brent Crude in 2020, between US$51.68 and US$79.32 per barrel of Brent Crude in 2021 and between US$78.98 and US$127.98 per barrel of Brent Crude in the six months ended June 30, 2022. This volatility has and is expected to continue following the imposition of sanctions and embargoes on natural gas and oil resulting from Russia’s invasion of Ukraine. As at June 30, 2022, the price of oil was at US$119.78 per barrel of Brent Crude. Changes in the cost or availability of oil could increase Gold Fields’ cost of operations and cause production stoppages, which could impact existing profit margins and have a material adverse effect on Gold Fields’ business, operating results and financial condition.

In June 2019, the Ghanaian operations entered into fixed price ICE Gasoil cash settled swap transaction for a total of 123.2 million litres of diesel, representing 50% of annual fuel consumption, for the period from January 2020 to December 2022. The average swap price is US$575 per metric tonne (equivalent US$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$59.2 per barrel. At June 30, 2022, the marked-to-market value on the hedge was US$8.7 million.

In June 2019, the Australian operations entered into fixed price Singapore 10ppm Gasoil cash settled swap transactions for a total of 75.0 million litres of diesel, representing 50% of annual fuel consumption, for the period January 2020 to December 2022. The average swap price is US$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$57.4 per barrel. At June 30, 2022, the marked-to-market value on the hedge was US$5.9 million (A$8.5 million).

There can be no assurance that the use of hedging techniques will always be to Gold Fields’ benefit. Hedging instruments that protect against the market price volatility of commodities, in this case oil, may prevent Gold Fields from realising the full benefit from subsequent decreases in market prices with respect to oil, which would cause Gold Fields to record a mark-to-market loss, thus decreasing profits. Hedging contracts also are subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant non-performance could have a material adverse effect on Gold Fields’ financial condition, results of operations and cash flows.

Furthermore, the price of steel has also been volatile. Steel is used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine.

Fluctuations in oil and steel prices may have a significant impact on operating costs and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable.

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Power cost increases and unreliability of supply may adversely affect Gold Fields’ business, operating results and financial condition

Gold Fields’ South Deep mining operation depends upon electrical power generated by the state-owned power utility, Eskom Limited (“Eskom”). See “Schedule II—Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Overview—Costs—South Africa region”. Eskom holds a monopoly on power supply in the South African market, supplying nearly 95% of the country’s electricity needs. Eskom has historically experienced financial difficulties caused by various factors. For example, during certain periods of supply-constraint, Eskom utilised significant amounts of diesel to run its gas turbines while concurrently losing electricity sales as a result of load shedding or curtailment, which has contributed to above inflation tariff applications.

Eskom’s tariffs are regulated by the National Energy Regulator of South Africa (“NERSA”) and are determined through a consultative multi-year price determination (“MYPD”) process, with occasional tariff increase adjustments under the Regulatory Clearing Account (“RCA”) mechanism. In the most recent MYPD process, NERSA granted Eskom tariff increases of 8.1% (later adding an additional 0.66%) for the period 2020 to 2021 and 15.06% for the period 2021 to 2022 (after the initial approval of 5.22%). In February 2022, NERSA granted Eskom a 9.61% tariff increase for the period 2022 to 2023, comprising a 3.49% tariff increase and legacy costs from previous years.

In June 2020, Eskom obtained a judgment to recover an additional shortfall of ZAR35 billion for the period from 2014 to 2017, as NERSA had initially set the RCA for such period at ZAR32 billion. In July 2020, the South African government provided Eskom with an additional ZAR69 billion bailout for the 2019 to 2021 period, which, pursuant to a South African court order, permitted Eskom to recover the amount over a three-year period through future tariff increases. Eskom is also assessing its options with respect to NERSA’s determination of a ZAR13 billion RCA amount for the 2018 to 2019 period, instead of the ZAR27.3 billion that Eskom had applied for. As a result of judgments rendered in favour of Eskom, and the potential for further reassessment of tariff increases (including RCA amounts), it is likely that Eskom’s electricity tariffs will continue to increase significantly.

Eskom is currently undergoing a vertical unbundling to separate the company’s generation, transmission and distribution functions. This vertical unbundling was announced in 2019 and is expected to be completed during 2022. In December of 2021, Eskom released a statement to the effect that it had extended an order to transfer its transmission function to a wholly-owned subsidiary, the National Transmission Company South Africa SOC Limited. The implementation of this order is subject to the fulfilment of various conditions precedent. The exact timing and impact of the vertical unbundling is not known but it may result in tariff increases, price instability and/or poor reliability in the supply of electricity. Gold Fields recognises the problems with Eskom and is therefore looking for alternative energy sources in South Africa. For example, South Deep has begun construction on a 50MW solar power plant. Despite these measures, Gold Fields may continue to be reliant on Eskom, and should Gold Fields experience further power tariff increases, its business, operating results and financial condition may be adversely impacted.

In Australia, Gold Fields’ Agnew mine has a microgrid comprising 18MW wind, 4MW solar and 18MW gas with 13MW/4MWh battery storage and 3MW diesel. The Granny Smith mine has 8MW solar and 35MW gas, with 2MW/1MWh battery storage and 5MW diesel. The Gruyere mine receives its electricity supply from a 39MW gas-fired power station, with 3MW diesel backup. A renewable plant comprising 12MW solar and 4.4MW/4.4MWh battery storage is under construction at Gruyere. The St. Ives operation obtains electricity pursuant to a contract with BHP Nickel-West that expires in January 2024, which requires St. Ives to procure its own supply of natural gas. Considering the reliance on gas transmission pipelines, if any of Gold Fields’ Australian operations were to lose their supply, replacement of this supply at the quantities required (through alternatives such as diesel or greater reliance on existing renewable energy infrastructure) may not be possible, or at the very least may entail a significant increase in costs in the medium and long term. Any such increase in costs could have a material adverse impact on Gold Fields’ business and operating results.

In Ghana, Gold Fields’ mines are supplied primarily by power plants operated by Genser Energy, which supplies Damang’s total power requirements from a 27.5MW power plant and approximately 95% of Tarkwa’s power requirements from a 57MW power plant. If either of these plants fail or supply insufficient power, Tarkwa and Damang may be required to source additional power from the national grid providers Volta River Authority and the Electricity Company of Ghana, respectively, or may be subject to power disruptions.

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Changes in the cost or availability of electricity could increase Gold Fields’ cost of operations and cause production stoppages, which could impact existing profit margins and have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Power deficits, fluctuations and usage constraints may force Gold Fields to halt or curtail operations

Eskom reintroduced national rotational power cuts (load shedding and load curtailment for industrial customers with formal agreements) in December 2018. Load shedding and curtailment continued throughout 2019, 2020 and 2021. Eskom implemented Stage 2 load curtailment for ten consecutive days in March 2021, five consecutive days in October 2021 and ten consecutive days in November 2021. Eskom implemented Stage 2 load curtailment for two days in February 2022, five consecutive days in March 2022, six days in May 2022 and Stage 3 load curtailment for one day in June 2022. Eskom has warned that there is a risk of load shedding and curtailment lasting for at least another five years. Eskom’s inability to fully meet the country’s demand has led to, and is expected to continue to lead to, rolling blackouts and unscheduled power cuts. There is no assurance that Eskom’s efforts to protect the national electrical grid will prevent a complete national blackout, which would have a material adverse effect on Gold Fields’ operations in South Africa.

Gold Fields has a load curtailment agreement with Eskom. Under this agreement, Gold Fields is required to reduce demand by up to 50% of load, depending on the severity of the shortage, for a specified period of time during which the national grid is unable to maintain its load. During 2020, Gold Fields was required to reduce demand by 10% 17 times, 15% once and by 20% three times. During 2021, Gold Fields was required to reduce demand by 10% 35 times. For the six months ended 30 June 2022, Gold Fields was required to reduce demand by 10% 13 times and by 15% once. Any further disruption or decrease in the electrical power supply available to Gold Fields’ South Deep operation could have a material adverse effect on its business, operating results and financial condition.

In Ghana, approximately 95% of Tarkwa’s electricity is supplied by an independent power producer. On 31 January 2020, Genser Energy expanded the energy supply by an additional 15MW of capacity, with the aim to provide Tarkwa with its total power supply needs. However, there can be no guarantee that Tarkwa and Damang’s sources of power will not fail or be interrupted. While Gold Fields has taken steps to source power from an independent power producer through on-site gas turbines to complement its self-generated sources, any gas supply chain-related risk specific to the regions where Gold Fields operates could affect Gold Fields’ business, operating results and financial condition.

Should Gold Fields continue to experience power fluctuations or usage constraints at any of its operations, then its business, operating results and financial condition may be materially adversely impacted.

Gold Fields’ high debt levels pose risks to its viability and may make Gold Fields more vulnerable to adverse economic and competitive conditions, as well as other adverse developments

Gold Fields carries significant debt relative to its shareholder equity. As of June 30, 2022, Gold Fields’ consolidated debt was approximately US$1.2 billion (none of which becomes due over the 12 months following June 30, 2022).

Gold Fields’ significant levels of debt can adversely affect it in several respects, including:

●	limiting its ability to access the capital markets;

●	exposing it to the risk of credit rating downgrades, which would raise its borrowing costs and could limit its access to capital;

●	hindering its flexibility to plan for or react to changing market, industry or economic conditions;

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•	making it more vulnerable to economic or industry downturns, including interest rate increases;

•	increasing the risk that it will need to sell assets, possibly on unfavourable terms, to meet payment obligations;

•	increasing the risk that it may not meet the financial covenants contained in its debt agreements or timely make all required debt payments; or

•	affecting its ability to service the interest on its debt.

The effects of each of these factors could be further intensified if Gold Fields increases its borrowings. As Gold Fields continuously reviews its funding and maturity profile, it expects to consider additional opportunities to access the international US dollar bond markets primarily to refinance its debt facilities. A sustained and negative movement in the price of gold will negatively impact Gold Fields’ ability to repay its debt. Any failure to make required debt payments could, among other things, adversely affect Gold Fields’ ability to conduct operations or raise capital, which could have a material adverse effect on Gold Fields’ business, operating results or financial condition.

Failure of Gold Fields’ information, communication and technology systems, or the failure to protect personal data, could significantly impact Gold Fields’ operations and business, may lead to public and private censure, regulatory penalties, fines and/or sanctions and may damage Gold Fields’ reputation

Gold Fields utilises and is reliant on various internal and external information, communication and technology system applications to support its business activities, in particular SAP, mining activity applications and other applications. Damage or interruption of Gold Fields’ information, communication and technology systems, whether due to accidents, human error, natural events or malicious acts, may lead to important data being irretrievably lost, exposed or damaged, thereby adversely affecting Gold Fields’ business, prospects and operating results.

The information security management system protecting Gold Fields’ information, communication and technology infrastructure and network may be subject to security breaches (e.g., cyber-crime or activists) or other incidents that can result in misappropriation of funds, increased health and safety risks to people, disruption to Gold Fields’ operations (as a result of the increasing interface between operational technology and information technology), environmental damage, loss of intellectual property, disclosure of commercially or personally sensitive information, legal or regulatory breaches and liability, other costs and reputational damage.

Although Gold Fields has been following the established best practices in relation to cyber security (e.g., having attained the ISO 27001 cyber security re-certification for corporate, regional offices and mining operations in 2021), two cyber security breaches occurred in fiscal 2020. One in Ghana as a result of a phishing attack, and the second in Peru from a ransomware attack. While no material losses related to the cyber security breaches resulted, and there were no cyber security breaches detected in fiscal 2021 and the six months ended June 30, 2022, given the increasing sophistication and evolving nature of this threat, Gold Fields cannot rule out the possibility of them occurring in the future. An extended failure of critical system components, caused by accidental, or malicious actions, including those resulting from a cyber security attack, could result in a significant environmental incident, commercial loss or interruption to operations.

In addition, the interpretation and application of consumer, privacy and data protection laws in all of the jurisdictions in which Gold Fields operates are uncertain and evolving. It is possible that regulators may interpret and apply these laws in a manner that is inconsistent with Gold Fields’ data processes and practices. Complying with these various laws is complex and could cause Gold Fields to incur substantial costs or require it to change its business practices in a manner adverse to its business. This includes legislation such as the General Data Protection Regulation (“GDPR”), a European Union-wide framework that sets out rules relating to the protection of personal data being processed in, or outside, the European Union.

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In Australia, Gold Fields’ data practices must comply with the Privacy Act 1988 (Cth) (“Australian Privacy Act”) and state-based surveillance laws. The Australian Privacy Act regulates the way an individual’s personal information is handled. Under the Australian Privacy Act, there is a mandatory scheme requiring entities to report data breaches to the Office of the Australian Information Commissioner (“OAIC”) and affected individuals if the breach is likely to result in serious harm to an individual whose personal information is involved. In 2019, the Commonwealth Attorney-General and Minister for Communications in Australia announced plans to amend the Australian Privacy Act to provide a new regime of increased penalties for privacy breaches and giving the OAIC greater enforcement powers. In October 2020, the Australian Government requested public feedback on various privacy issues. After reviewing the input received, the Australian Government prepared a discussion paper outlining possible reform options in 2021 and requested public feedback by January 2022. These proposed amendments have not yet been enacted.

South Africa’s data protection legislation, the Protection of Personal Information Act, 2013 (“POPIA”), requires the processing of all personal information to conform with POPIA’s provisions. The mining sector has historically and may in the future continue to experience confidentiality breaches, and failure to comply with data protection legislation, such as the GDPR, the Australian Privacy Act or POPIA may lead to public and private censure, regulatory penalties, fines and/or imprisonment, depending on the severity of the infraction, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields faces continued geotechnical challenges, which could adversely impact its production and profitability

Gold Fields and the mining industry are facing continued geotechnical challenges due to ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground deposits. This leads to higher pit walls, more complex underground environments, increased exposure to geotechnical instability, and increased propensity for seismic damage and hydrological impacts. As Gold Fields’ operations are maturing, the open pits at many of its sites are getting deeper and it has experienced certain geotechnical failures at some of its mines.

For Gold Fields’ open pit operations, no assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as landslides and pit wall failures, which could result in potential ore loss and/or prevent or limit pit access, will not occur in the future or that such events will be detected in advance. Further, Gold Fields’ underground operations are also maturing, and mining is at deeper levels which may be more prone to seismicity. This is of particular concern at South Deep and the Wallaby underground operation at Granny Smith. Gold Fields had 36 damaging seismic events in 2021, compared to 18 damaging seismic events in 2020. South Deep accounted for 32 of these seismic incidents. For the six months ended June 30, 2022, Gold Fields’ experienced ten damaging seismic events at its underground mines, resulting in damage to ground support and rock mass. All of Gold Fields’ operations now have stress related (squeezing ground or seismicity) mining issues. Gold Fields endeavours to use industry best practices in seismological monitoring and analysis in addition to the use of dynamic capable ground support in these operations. However, in Gold Fields’ underground operations, no assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as mine seismicity and inrushes, will not occur in the future or that such events will be detected in advance.

Gold Fields has appointed external geotechnical review boards (the “Geotechnical Review Boards”) to help implement industry best practice geotechnical design, monitoring, mine design, extraction sequencing, and ground support implementation, specifically at Cerro Corona, South Deep and the Wallaby mine at Granny Smith. Gold Fields also cannot guarantee that any recommendations by the Geotechnical Review Boards will be implemented effectively or that the ongoing monitoring of Gold Fields’ mines will not be interrupted. Geotechnical instabilities and mine induced seismicity can be difficult to predict and are often affected by risks and hazards outside of Gold Fields’ control, such as severe weather and rainfall, which may lead to periodic floods, mudslides, and wall instability, which may result in slippage of material with respect to geotechnical conditions and, in relation to seismicity, the regional extraction rate or mining on the same geological structure as the neighbouring mine, which may lead to higher than anticipated seismic activity, which may result in damage to infrastructure and prevent access to the affected mining areas.

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Geotechnical failures and seismic activity could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could have a material adverse impact on Gold Fields’ reputation, business, operating results and financial condition.

The continued status of South Africa’s credit rating as non-investment grade may have an adverse effect on Gold Fields’ ability to secure financing

In 2017, S&P’s and Fitch Ratings Inc. (“Fitch”) downgraded South Africa’s sovereign credit rating to non-investment grade due to weak economic growth and a deterioration in public finances. In 2020, Moody’s followed suit and downgraded South Africa’s sovereign credit rating to sub-investment grade due to weak growth and a rise in government debt. South Africa’s current sovereign credit ratings are BB- (stable outlook), Ba2 (negative outlook) and BB- (stable outlook) from S&P’s, Moody’s and Fitch, respectively.

The continued status of South Africa’s sovereign credit rating as non-investment grade by S&P’s, Moody’s or Fitch Ratings may adversely affect the South African gold mining industry and Gold Fields’ business, operating results and financial condition by making it more difficult to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available. The downgrades of South Africa’s sovereign credit rating could also have a material adverse effect on the South African economy as many pension funds and other large investors are required by internal rules to sell bonds once two separate agencies rate them as non-investment grade. Any such negative impact on the South African economy may adversely affect the South African gold mining industry and Gold Fields’ business, operating results and financial condition.

The failure to modernise operations may have a material adverse effect on Gold Fields’ business

Gold Fields’ business is increasingly dependent on its ability to modernise its operations, including operating models, safer vehicles, IT systems and digital technology. Improvements to these systems are necessary for Gold Fields to increase its Resource to Reserve conversion, improve productivity and efficiency, reduce costs, decrease power consumption, improve safety and reduce environmental impact, among other things.

Modernisation of its operations require Gold Fields to adopt new technologies, new organisational structures and new skills. It also requires Gold Fields to manage its technology development and costs. Among other things, Gold Fields will likely have to form partnerships with original equipment manufacturers over whom Gold Fields does not have operational control.

Implementation of new technologies and systems is capital intensive and there is no guarantee that the use of new technologies and systems will deliver the intended benefits. Initiatives to modernise Gold Fields’ operations may cause operational disruptions, IT failures, safety system failures, increased costs, lower productivity and other challenges.

Gold Fields’ competitors are also undertaking modernisation initiatives which may result in it becoming more difficult for Gold Fields to compete if it fails to update its operations. Failure to modernise its operations may also make it more difficult for Gold Fields to effectively convert Resources to Reserves, reduce costs and attract employees with critical skills. This may also have negative effects on the reputation of Gold Fields.

Any of the above could have a material adverse effect on Gold Fields’ business, operating results or financial condition.

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Gold Fields may suffer material adverse consequences as a result of its reliance on outside contractors to conduct some of its operations

A portion of Gold Fields’ operations in South Africa, Australia and Peru are currently conducted by outside contractors, and in Ghana, Gold Fields relies on contract mining at the Damang and Tarkwa mines. Gold Fields’ operations at sites utilising contractors or contract mining are subject to a number of risks, some that are outside Gold Fields’ control, including contract risk, execution risk, dispute and litigation risk, regulatory risk and labour risk, which could result in additional costs and liabilities.

For example, in December 2019, Gold Fields terminated its contract with BCM Ghana Limited (“BCM”) in respect of mining services at the Damang mine, and the termination became the subject of a dispute between BCM and Gold Fields. Under the terms of its agreement with BCM, Gold Fields was expected to purchase certain fleet and inventory from BCM. As at December 31, 2020, a total of US$39.5 million was recognised in trade and other payables of which US$29.4 million related to the mining equipment Gold Fields was expected to purchase from BCM with corresponding entry recognised in the financial statements as held for sale. As at December 31, 2021, the amount recognised in trade and other payables was US$10.2 million in line with Gold Fields’ assessment of potential liability in respect of the dispute. The US$29.4 million held for sale asset and related payable was de-recognised in the December 31, 2021 financial statements. See “Schedule II—Annual Financial Report—Notes to the consolidated financial statements—Note 27.1 Trade and other payables”, which is incorporated by reference herein. As a result, to continue mining operations at Damang, Gold Fields had to hire third-party mining equipment at a cost of approximately US$18 million for use by the new mining contractor. The BCM dispute may result in protracted litigation. Gold Fields could incur significant costs as a result of such potential litigation. Gold Fields has initiated arbitration proceedings at the Ghana Arbitration Centre. The dispute is ongoing following the appointment of arbitrators after the conclusion of the preliminary processes and the outcome of the dispute remains uncertain.

In 2022, new provisions applicable to labour outsourcing were introduced in Peru. These provisions prohibited the outsourcing of core business activities, when executed with displacement and on a permanent basis. The outsourcing of non-core activities, and core activities with no displacement and on an occasional basis, remain permissible. Gold Fields filed a court application to declare such provisions inapplicable to it, as well as a complaint against the Peru Ministry of Labour challenging the legality and reasonableness of the prohibitions and obligations imposed by the new provisions. There can be no guarantee that Gold Fields’ challenges will be successful.

Mining contractors are also vulnerable to issues relating to commerciality, liquidity and solvency, which may result in mining operators such as Gold Fields providing additional financial support to mining contractors. Such issues may be particularly acute in volatile macroeconomic or hyperinflationary environments. For example, in February 2020, Gold Fields approved an advance payment, recoverable over 36 months (which was extended in 2021 to 60 months), of approximately US$68.0 million (of which US$41.1 million has been accounted as an expected credit loss adjustment in Gold Fields’ consolidated financial statements) to one of the mining contractors at its operations in Ghana for the purchase of mining equipment. In addition, US$13.6 million was advanced to one of the mining contractors which is recoverable over 12 months (short-term) mainly from monthly progress claims. However, the local mining contractors in Ghana continue to experience financial difficulties. In addition to being significantly less expensive than owner mining, the current contract mining model is still preferred to owner mining in Ghana due to a number of factors, including the large capital outlay for fleet replacement as well as the labour inflexibility and liabilities associated with owner mining. While Gold Fields has taken steps to implement a comprehensive strategy establishing contract mining sustainability in its West Africa operations, including signing an amended mining contract with a mining contractor incorporating additional financial safeguards, there is no guarantee that such measures will be successful. In addition, inflation began to increase significantly in the countries in which Gold Fields operates in the latter half of 2021 and into 2022, further resulting in out of contract requests for support from affected contractors, including in Gold Fields’ Australian operations.

The occurrence, or prolonged continuation, of one or more of these risks could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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Theft of gold and copper bearing materials and production inputs, as well as illegal and artisanal mining, occur on some of Gold Fields’ properties, are difficult to control, can disrupt Gold Fields’ business and can expose Gold Fields to liability

A number of Gold Fields’ properties have experienced illegal and artisanal mining activities and theft of gold and copper bearing materials and copper cables (which may be by employees or third parties). These activities could lead to future interference with Gold Fields’ operations and result in conflict situations that present a security threat to human life and property. Following an armed robbery at South Deep in 2019, extensive work has been done to upgrade the mine’s access and perimeter security to ensure that critical infrastructure is adequately protected. As perimeter security processes are strengthened, criminals are turning to more sophisticated means to commit crime.

Illegal and artisanal mining is associated with a number of negative impacts, including environmental degradation and human rights abuse. Effective local government administration is often lacking in the locations where illegal and artisanal miners operate because of rapid population growth and the lack of functioning structures which can create a complex and unstable social environment. In Ghana, the government lifted its ban on small scale mining in 2018. The ban was imposed at the beginning of 2017 in an attempt to regularise the small-scale mining sub-sector. The government also indicated its intention to withdraw military personnel who were deployed to mining concessions to provide security and help prevent encroachment by illegal miners. To fill the void that would be created by the absence of the military, the Chamber is negotiating a security agreement with the Ghana Police Service, on behalf of its members. The security agreement is expected to be signed in the latter half of 2022.

The activities of illegal and artisanal miners could lead to depletion of Mineral Reserves, potentially affecting the economic viability of mining certain areas and shortening the lives of the operations as well as causing possible operational disruption, project delays, disputes with illegal miners and communities, pollution, damage to property, personal injury or death. It is possible that mine owners may be held responsible for the actions of such illegal miners or for any damages, injuries or fatalities that occur due to their actions.

Furthermore, the environmental, social, safety and health impacts of illegal and artisanal mining are frequently attributed to formal mining activities, and it is often assumed that illegal and artisanal-mined gold is channelled through large-scale mining operators. These misconceptions negatively impact the reputation of Gold Fields and of the industry. The occurrence of any of these events could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

HIV/AIDS, tuberculosis and the spread of contagious diseases pose risks to Gold Fields in terms of lost productivity and increased costs

The prevalence of HIV/AIDS in South Africa poses risks to Gold Fields in terms of potentially reduced productivity and increased medical and other costs. Compounding this are the concomitant infections, such as tuberculosis, that can accompany AIDS, particularly at the end stages, and cause additional healthcare-related costs. Further, certain underlying health conditions including conditions which compromise the immune system, such as HIV/AIDS, have worsened the outcomes among the individuals infected with COVID-19. See “Risk Factors—Risks Related to Gold Fields’ Operations and Industry—The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business, operating results, cash flows and financial condition”.

If there is a significant increase in the incidence of HIV/AIDS infection and related diseases among the workforce, this may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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Risks related to environmental, social and corporate governance

Mining companies are increasingly expected to provide benefits to affected communities. Failure to comply with these requirements can result in legal suits, additional operational costs, investor divestment and impact Gold Fields’ “social licence to operate”, which could adversely impact Gold Fields’ business, operating results and financial condition

Gold Fields, like many mining companies, faces increasing pressure over the “social licence to operate”, meaning the acceptance by local stakeholders of a company and its activities. While formal permission to operate is ultimately controlled by host governments, many mining activities require social permission from host communities and influential stakeholders to carry out operations effectively, sustainably and profitably.

There is increasing pressure to demonstrate that, while a satisfactory return on investment for shareholders is sought, the environment, human rights and other key sustainability issues must be responsibly managed (including through supply chains) and stakeholders, such as employees and contractors, host communities and the governments of the countries in which they operate, also benefit from their commercial activities. There is also increasing action by members of the general financial and investment communities, such as asset managers, sovereign wealth funds, public pension funds, universities, civil society and other groups, to promote improvements in ESG performance by Gold Fields and others.

The potential consequences of these pressures and the adverse publicity in cases where companies are believed not to be creating sufficient social and economic benefit or are perceived to not be responsibly managing other sustainability issues may result in additional operating costs, higher capital expenditures, reputational damage, active stakeholder opposition (possibly resulting in delays, disruptions and stoppages), allegations of human rights abuses, legal suits, regulatory intervention and investor withdrawal.

In order to maintain its social licence to operate, Gold Fields may need to design or redesign parts of its mining operations to minimise their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying operations, by changing planned capital expenditures or by relocating the affected people to an agreed location. Anti-mining sentiments in some of the communities in which Gold Fields operates have been exacerbated by factors such as high unemployment and violent crime rates, land acquisition and involuntary resettlement, artisanal and small-scale mining, rights of indigenous peoples and respect for cultural heritage, government service delivery failure, environmental incidents and blasting incidents. If any of Gold Fields’ operations are halted or projects delayed as a result of Gold Fields failing to attain and maintain community support, or due to any other community-related disruptions, including the impact from the COVID-19 pandemic, such operations or projects could decrease in value or Gold Fields may be unable to maintain its operations or bring such projects into production.

Responsive measures may require Gold Fields to take costly and time-consuming remedial measures, including providing compensation for land and contributing to the restoration of livelihoods of those impacted. In addition, Gold Fields is obliged to comply with the terms and conditions of all the mining rights it holds in South Africa. To this end, the SLP provisions of Gold Fields’ mining rights must take into account local economic development, among other obligations. See “Risk Factors—Legal Regulatory and Compliance Risk Factors—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute—South Africa”. Gold Fields also undertakes social and economic development spending in Australia, Chile, Ghana and Peru, either voluntarily and/or as a condition of its mining rights. In addition, as Gold Fields has a long history of mining operations in certain regions or has purchased operations which have a long history, issues may arise regarding historical, as well as potential future environmental or health impacts in those areas.

The cost of measures and other issues relating to the sustainable development of mining operations has placed significant demands on Gold Fields’ resources and could increase capital and operating costs and have a material adverse impact on Gold Fields’ reputation, business, operating results and financial condition.

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Gold Fields’ operations are subject to extensive environmental, health and safety regulations, which could impose additional costs and compliance requirements and Gold Fields may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws

Gold Fields’ operations are subject to extensive environmental, health and safety laws, regulations, permitting requirements and standards. These regulations oversee, among other things, the protection of the environment, pollution, water management, waste disposal, occupational health and safety, including mine safety, toxic substances, the management and sustainable closure of operations, and protection of endangered and other special status species.

In addition to compliance with local laws and regulations, Gold Fields’ operations are also increasingly subject to stakeholder expectations concerning the application of stringent internationally recognised environmental, health and safety and social standards and benchmarks. Such standards include the ICMM Mining Principles, Position Standards and Performance Expectations, WGC the Responsible Gold Mining Principles, IFC Performance Standards and other World Bank guidelines. The application of such standards could impose significant compliance costs on Gold Fields. Certain financial institutions from whom Gold Fields borrows money may also require compliance with any of these standards the subsequent deviation from which could prevent or adversely affect Gold Fields’ financial condition, existing financing arrangements and ability to secure future financing.

The environmental and health and safety laws and regulations applicable to Gold Fields impose significant compliance costs and subject Gold Fields to enforcement actions and potential litigation.

Compliance Costs

Gold Fields has incurred and may in the future incur significant costs to comply with environmental, social, health and safety requirements imposed under existing or new legislation, regulations or permit requirements, or to comply with changes in existing laws and regulations or the manner in which they are applied. For example, Gold Fields is required to secure estimated mine closure liabilities. As of June 30, 2022, Gold Fields’ total gross mine closure liability was approximately US$510.5 million. The funding methods used to make provision for the required portion of these mine closure cost liabilities, in accordance with in-country legislation, are as follows:

•	South Africa: contributions to environmental trust funds and guarantees;

•	Ghana: reclamation bonds underwritten by banks, and restricted cash;

•	Australia: while there is an annual levy payable to the state of Western Australia of 1% of the total mine closure liability, this goes into a State-administered fund known as the Mine Rehabilitation Fund, which is used to rehabilitate legacy sites or sites that have been prematurely closed or abandoned. As a consequence, Gold Fields’ Australian operations self-fund all mine closure liabilities; and

•	Peru: based on Peruvian legislation, management expects mine operations to obtain yearly bank guarantee letters that represent a percentage of the total mine closure liability, in order to support compliance with legal obligations related to closure activities (which includes progressive and final closure obligations).

Enforcement Actions

Regulators are increasingly focusing on the enforcement of applicable environmental, health and safety laws and regulations and permitting requirements, including in the jurisdictions where Gold Fields operates. Enforcement actions may cause Gold Fields’ operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Non-renewal or suspension of permits, the inability to secure new permits, or the imposition of additional conditions could eliminate or severely restrict Gold Fields’ ability to conduct its operations.

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The DMRE can and does issue, in the ordinary course of its operations, instructions following safety incidents or accidents to partially or completely halt operations at affected mines. It is also Gold Fields’ policy to halt production at its operations when serious incidents occur in order to rectify hazardous situations and, if necessary, retrain workers. In 2021, South Deep recorded one fatality. Additionally, in 2021 South Deep and Cerro Corona recorded two fatalities, and one fatality, respectively, relating to the COVID-19 pandemic. In 2022, St. Ives recorded one fatality. In fiscal 2021, the DMRE issued three section 54 notices (where the mine has to stop operations) and one section 55 notice relating to transgressions of the Mine and Health and Safety Act, 1996 (“MHSA”). Although no penalties or fines were imposed, there is no guarantee that this will be the case in the event of any future section 54 notices. In the six months ended June 30, 2022, following an audit from the DMRE, no section 54 notices were issued, with one section 55 notice was raised in respect to MHSA. In addition, there can be no assurance that unions will not take industrial action in response to such incidents which could lead to production losses. Any additional stoppages in production, or increased costs associated with such incidents, could have a material adverse effect on Gold Fields’ business, operating results and financial condition. Such incidents may also negatively affect Gold Fields’ reputation with, among others, employees, unions and regulators.

In Western Australia, the WHS Act became operational in 2022, replacing the existing occupational safety legislation with a new regime which imposes more extensive workplace health and safety obligations on Gold Fields’ operations in Western Australia. These obligations include imposing personal responsibility obligations upon officers of companies such as Gold Fields in relation to compliance with health and safety obligations, as well as extensive obligations in relation to the representation and consultation of workers and contractors. Breaches of any such obligations by Gold Fields or its officers may result in criminal liability. The WHS Act also introduced the new offence of industrial manslaughter for workplace fatalities, which may carry significant penalties and fines applicable to individuals and companies.

Litigation

Gold Fields has been, and may in the future also be, subject to litigation and other costs as well as actions by authorities relating to environmental, social, climate change, and health and safety matters, including mine closures, the suspension of operations, legal representation during accident inquiries and prosecution for mining accidents as well as significant penalties and fines for non-compliance. South African legislation grants legal standing to a wide range of interest groups to institute legal proceedings to enforce their environmental rights, which are enforceable against private entities. In the future, Gold Fields may also be subject to litigation in South Africa brought by members of the community affected by environmental-related impacts, as well as non-governmental organisations (“NGOs”) and public bodies. In this regard, recent case law in South Africa has provided a precedent for private prosecution by environmental NGOs for environmental infringements and non-compliance with key environmental legislation. South African legislation also provides for potential director, shareholder and lender liability for environmental damage in certain circumstances. Similarly, legislation in Peru allows for the disqualification and joint liability of directors and majority shareholders for certain environmental damages. Any closure of a mine in violation of an approved mine closure plan is an aggravating factor to the environment contamination crime regulated under article 305 of the Peruvian Criminal Code. Further, contravention of environmental and health and safety laws and regulations may also constitute a criminal offence and result in a fine or imprisonment, or both in addition to administrative penalties.

The principal health risks associated with Gold Fields’ mining operation in South Africa arise from occupational exposure and potential community environmental exposure to silica dust, noise and certain hazardous substances, including toxic gases and radioactive particles. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases, such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease (“COAD”), as well as noise-induced hearing loss. Employees have sought and may continue to seek compensation for certain illnesses, such as silicosis, from their employer under workers’ compensation legislation and also, at the same time, in civil actions under common law (either as individuals or as a class) as is the case with the silicosis individual and class action lawsuits. Such actions may also arise in connection with the alleged incidence of such diseases in communities proximate to Gold Fields’ mines.

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In 2014, a consolidated application was brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who had allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application. In 2018, a group of the above South African mining companies, including Gold Fields, concluded a settlement agreement with the attorneys representing claimants in the silicosis and tuberculosis class action litigation (the “Settlement Agreement”).

Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the Settlement Agreement. At December 31, 2021, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounts to US$13.1 million (ZAR209.6 million). The nominal value of this provision is US$16.9 million (ZAR269.8 million), however, the ultimate outcome of this matter remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future. See “Schedule II—Annual Financial Report—Notes to the consolidated financial statements—Note 35. Contingent liabilities”. The payment of compensation for the claims could have a material adverse effect on Gold Fields’ business, reputation, results of operations and financial condition. In addition, Gold Fields may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, increased levies or other contributions in respect of statutory compensation funds or other funds established and expenditures arising out of its efforts to remediate these matters or to resolve any outstanding claims or other potential action.

As environmental, health and safety laws and regulations are becoming more complex and stringent, Gold Fields may face increased regulatory and stakeholder scrutiny, which may lead to increased capital expenditures and subject Gold Fields to potential enforcement actions and litigation proceedings. Any significant cost increases, potential enforcement actions or litigation relating to environmental, health and safety laws and regulations could have a material adverse effect on Gold Fields’ business, results of operations and financial condition.

Due to the nature of mining and the extensive environmental footprint of the operations, environmental and industrial accidents and pollution may result in operational disruptions such as stoppages which could result in increased production costs as well as financial and regulatory liabilities

Gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial and mining accidents. These may include, for example, seismic events, explosions, fires, cave-ins and blockages, flooding, discharges of gases and toxic substances, contamination of water, air or soil resources, radioactivity and other incidents or conditions resulting from mining activities including, among other things, blasting and the transport, storage and handling of hazardous materials. While Gold Fields has not experienced any level 3 (or above) environmental incidents since 2019, there were 7 and 12 level 2 environmental incidents during 2021 and 2020, respectively. In 2018, Gold Fields experienced two level 3 environmental incidents, including in Peru when in December 2018, water containing tailings from the Cerro Corona TSF flowed through an authorised diversion pipe to La Hierba creek reaching the Tingo river. The flow to La Hierba creek was stopped three hours after Gold Fields became aware of it and the remediation process, including clean-up of the area, commenced on December 17, 2018. The cleaning process was formally completed on January 6, 2019 and the rest of the remediation works were completed by the end of 2019. The ANA assessed Gold Fields with fines of approximately US$1.2 million, in connection with this incident. In addition, the Assessment and Environmental Control Agency (“OEFA”) imposed a fine against Gold Fields of approximately US$2.8 million in 2021. Gold Fields has elected to pay the fine in order to avoid any coercive execution measures; however, Gold Fields plans to challenge the fine in court. There is no guarantee, however, that Gold Fields’ challenge will be successful.

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The occurrence of any of these hazards or risks could delay or halt production, increase production costs and result in financial and regulatory liability for Gold Fields (including as a result of the occurrence of hazards that took place at operations which were previously owned by Gold Fields), which could have a material adverse effect on Gold Fields’ business, operating results and financial condition. In addition to the occurrence of hazards relating to mining activities, a major transportation incident from bus or aircraft travel involving Gold Fields’ management or employees could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change may materially adversely affect Gold Fields’ operations

Energy is a significant input and cost to Gold Fields’ mining and processing operations, with its principal energy sources being electricity, purchased petroleum products, and increasingly, renewable energy sources. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impact of climate change. Many of these contemplate restricting emissions of greenhouse gases in jurisdictions in which Gold Fields operates.

The South African government introduced a carbon tax under the South African Carbon Tax Act with effect from June 1, 2019.

The South African Carbon Tax is designed to fix liability on the person who conducts an activity in South Africa that results in greenhouse gas emissions above a certain threshold. The carbon tax design requires the calculation of liability to be based on the sum of “Scope 1” greenhouse gas emissions, which result from fuel combustion, industrial processes and fugitive emissions. With respect to South Deep, the applicable greenhouse emitting activities include direct emissions from diesel fired generators and vehicles. The carbon tax for emissions resulting from liquid fuels such as diesel and petrol is included in the fuel tax regime. Consequently, these emissions are excluded from the greenhouse gas emissions on which carbon tax under the South African Carbon Tax is calculated.

Taxpayers must determine emissions in accordance with the reporting methodology approved by the Department of Forestry, Fisheries and the Environment.

The first phase of the South African Carbon Tax Act applies to Scope 1 emissions from June 1, 2019 to December 31, 2025. Under the first phase, for the period January 1, 2022 to December 31, 2022, the carbon tax rate for tax liable entities was ZAR144 per tonne of the CO2e of their net greenhouse gas emissions. However, pursuant to certain allowances under the South African Carbon Tax Act, the effective carbon tax rate will vary from ZAR7 to ZAR54 per tonne of CO2e emitted. Such allowances include a basic tax-free allowance, an increased tax-free threshold for trade exposed sectors, the recognition of emission reduction efforts, an additional allowance for participating in the national carbon budgeting system and the use of carbon offsets against a carbon tax liability. The South African Carbon Tax Act allows mining companies such as Gold Fields to reduce their carbon tax liability by using offset credits up to a maximum of 10% of greenhouse emissions. The rate of carbon tax will increase by the consumer prices index plus 2% per year until December 2025. The South African government indicated that a review of the impact of the carbon tax will be conducted before the second phase of the South African Carbon Tax Act is implemented.

In fiscal 2021, South Deep’s eligible Scope 1 emissions were from liquid fuels and the mine had no carbon tax liability beyond that which was included in fuel prices. The carbon tax has not had an impact on the price of electricity. However, should Eskom be required to pass on the cost of the tax from its emissions to customers, electricity tariffs may rise significantly. Further, other commodities that South Deep consumes may see price increases as the tax is passed through the market.

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In 2015, the Australian government committed to reduce greenhouse gas emissions by 26% to 28% below 2005 levels by 2030 (the Target). In 2017, the Australian government concluded that it was on track to meet the Target through several policies such as the voluntary carbon abatement scheme known as the “Emissions Reduction Fund” and accompanying “Safeguard Mechanism” which compels large emitters to keep their scope 1 emissions below prescribed baselines. This was supplemented in 2019 by the Australian government’s “Climate Solutions Package”, directing further funding towards existing and new initiatives to ensure that Australia meets its 2030 emissions reduction targets. In 2020, the Australian government announced a further A$1.9 billion investment in new and emerging energy technologies, effectively extending the funding for the “Emissions Reduction Fund”. Subsequently, the Australian government reaffirmed that it is on track to meet the Target through additional policies, including a “Future Fuels Package” which encourages businesses to integrate new vehicle technologies; a “Carbon Capture, Use and Storage Development Fund” which supports investment in pilot carbon capture projects; and a “Technology Co-Investment Fund” which supports adoption of new efficient technologies. In 2021, the Australian government committed to reaching net zero emissions by 2050. In addition to this 2050 target, the new Australian government (elected in May 2022) announced additional emissions reductions targets of 43% on 2005 levels by 2030, which will become Australian’s commitment under the Paris Agreement, as part of its “Powering Australian” plan. Ongoing political uncertainty remains regarding future climate change policy and emissions target levels in Australia, including whether a carbon tax may be introduced in the future.

In April 2018, Peru released a climate change framework law seeking collaboration between the government and the private sector, which regulation was approved in 2019 (the “Climate Change Framework”). The Climate Change Framework is intended to realise Peru’s nationally determined contribution by reducing emissions by up to 30% by 2030. The Climate Change Framework also seeks to meet a 20% carbon reduction goal through the energy, industry, and waste sectors. In July 2020, a climate change committee was established which is expected to work on proposing actions to implement Peru’s goals. Additionally, in October 2020, Peru launched the “National Registry of Mitigation Measures”, a virtual platform to register and monitor greenhouse gas emission reductions and monitor Peru’s compliance under the Paris Agreement, a legally binding international treaty on climate change. Assessments of the potential impact of this and other future climate change regulations are uncertain, given the wide scope of potential regulatory change in countries in which Gold Fields operates.

In addition, a number of other regulatory initiatives are underway in countries in which Gold Fields operates that seek to reduce or limit industrial greenhouse gas emissions. These regulatory initiatives are likely to impact Gold Fields’ operations directly or by affecting the cost of doing business, for example by increasing the costs of its suppliers. Inconsistency of regulations may affect both Gold Fields’ decision to pursue opportunities in certain countries and its costs of operations. Furthermore, additional, new and/or different regulations in this area, such as the imposition of stricter limits than those currently contemplated, could be enacted, all of which could have a material adverse effect on Gold Fields’ business, financial condition, results of operations and prospects.

Gold Fields may not be able to meet its environmental, social and corporate governance targets

Gold Fields has announced a range of ESG-related targets for 2030 and beyond, including decarbonisation targets to achieve a 50% absolute and 30% net emissions (Scope 1 and 2) reduction against a 2016 baseline and net zero emissions by 2050. Gold Fields cannot guarantee that it will meet all these targets. The climate crisis cannot be addressed by Gold Fields, or any organisation, on its own. Gold Fields’ progress is dependent not only on its own actions but on the governments of its countries of operation, providing clear, early regulatory policy to help drive the change needed to meet its targets as well as the actions of those in Gold Fields’ value chain and wider society. Failure to meet its targets could materially and adversely affect Gold Fields’ business, operating results and financial condition as well as posing reputational and litigation risks.

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If Gold Fields loses senior management or is unable to hire and retain sufficient technically skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions or sufficient gender diversity in senior management and board level positions, its business may be materially adversely affected

Gold Fields’ ability to operate or expand effectively depends largely on the experience, skills and performance of its senior management team and technically skilled employees. However, the mining industry, including Gold Fields, continues to experience a global shortage of qualified senior management and technically skilled employees. In particular, there are shortages of mechanised mining skills in the South African and Australian gold mining industries and a shortage of technically qualified employees in the Peruvian and Chilean gold mining industries. Gold Fields may be unable to hire or retain appropriate senior management, technically skilled employees or other management personnel, or may have to pay higher levels of remuneration than it currently intends in order to do so. Additionally, as a condition of the mining rights at South Deep and in accordance with the employment equity Historically Disadvantaged Persons targets under the Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 in South Africa (“2018 Mining Charter”), Gold Fields must ensure that there is sufficient participation among Historically Disadvantaged Persons (including women and employees with disabilities) at the board and all other relevant management levels, and failure to do so could result in fines or the loss or suspension of its mining rights. See “Risk Factors—Legal, regulatory and compliance risks—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute”. Gold Fields is also required to take proactive steps to achieve an equitable representation of Historically Disadvantaged Persons (including women) at all occupational levels and to report on the extent to which its plan is being achieved. If Gold Fields is not able to hire and retain appropriate management and technically skilled personnel or is unable to obtain sufficient representation of Historically Disadvantaged Persons (including women) at the board level and in management positions or if there are not sufficient succession plans in place, this could have a material adverse effect on its business (including resulting in the imposition of fines and having a negative effect on production levels), operating results and financial position.

Gold Fields may not be able to operate successfully if its employees are not able to perform their jobs in a safe and respectful work environment

Gold Fields’ success is dependent on the contributions of its workforce. Gold Fields’ ability to achieve its operating goals depends upon its ability to recruit, hire, retain and develop qualified and diverse personnel. Gold Fields is fundamentally committed to creating and maintaining a physically and psychologically safe work environment in which employees are treated fairly, with dignity, decency, respect and in accordance with all applicable laws. Gold Fields recognises that bullying, sexual harassment and harassment based on other protected categories, including race, have been prevalent in every industry, including the mining industry. Features of the mining industry, such as being a historically hierarchical and male-dominated culture, create risk factors for harmful workplace behaviour. For example, in 2021, an inquiry was held by the Parliament of Western Australia into the sexual harassment and assault of women in the Western Australian mining industry. Over the course of the inquiry, a large number of submissions were made, resulting in significant adverse media for the industry. In June 2022, the inquiry published its findings, to which the Australian government is expected to respond to in early 2023.

While Gold Fields does not tolerate discrimination and/or harassment of any kind (including but not limited to sexual orientation, gender identity, race, religion, ethnicity, age, or disability, among others), its policies and processes may not prevent or detect all potential harmful workplace behaviours. Gold Fields occasionally identifies or is apprised of information or allegations that certain employees, affiliates, contractor workers, agents or associated persons may have engaged in harmful behaviours and improper, inappropriate or unlawful conduct, including but not limited to bullying, discrimination and/or harassment. If Gold Fields fails to maintain a safe, respectful and inclusive work environment, it could adversely impact employee attraction, engagement, performance, productivity and retention; result in potential legal claims and/or adverse media and/or otherwise damage Gold Fields’ reputation, which could have a material adverse effect on its business, results of operations and financial condition.

Gold Fields’ operations are subject to water use licences, which could impose significant costs and burdens

Gold Fields operations are subject to water use licences and regulations that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. Gold Fields is required to comply with these regulations under its permits and licences and any failure to do so could result in the curtailment or halting of production at the affected locations.

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In South Africa, Gold Fields continues to use measures to remove underground water to permit the routine safe functioning of South Deep. An amended Water Use Licence was issued to South Deep by the DWS in December 2018. South Deep has implemented a water and environmental management strategy in an effort to satisfy the conditions of its water use licence and other relevant water and environmental regulatory requirements. However, there can be no assurance that Gold Fields will be able to meet all of its water and environmental regulatory requirements, primarily due to the inherent uncertainties related to certain requirements of the legislation, which are subject to ongoing discussions between government and the mining industry through the MCSA. Any constraint on the water supply to South Deep could result in delays on the ramp-up of that operation.

In Australia, Gold Fields is required to obtain a water licence from the DWER to enable both the extraction and discharge of water for its mining activities. A water licence is granted subject to conditions and limitations with which the licence holder must comply. Contravening the conditions of a water licence is an offence and can lead to the licence being cancelled or suspended. A water licence can also be cancelled or suspended in various other circumstances, including where the Minister for Water or the Minister for Environment of Western Australia is of the opinion that the cancellation or suspension is necessary or desirable to protect the water resource or associated environment from unacceptable damage. Gold Fields has obtained the necessary water extraction and discharge licences (or have alternative supply arrangements in place) to support its current operations in Australia, but there remains a risk that these licences will become subject to more onerous conditions in the future or may not continue to meet operational requirements.

In Peru, a water quality discharge standard was introduced, which contained several stringent requirements and mines were given three years to submit their plans for adaption. La Cima’s plan was approved by the authorities in September 2021, which must be implemented within three years of approval. Gold Fields is currently preparing a detailed technical implementation plan based on the proposed plan approved by the regulators. As part of its plan, Gold Fields concluded the detailed engineering for a new water treatment plant for the TSF in order to discharge water to the Tingo river. In addition, Gold Fields is preparing the engineering for the implementation of a low permeability layer in the area of the equipment scale of Cerro Corona.

If Gold Fields faces any problems or delays in the implementation of its plan, it may be subject to fines, sanctions and penalties.

While Gold Fields continues to conduct diligence to comply with the water use and water quality discharge standards, there is no guarantee that it will always be compliant. For example, discharge from the water treatment plant at the Tarkwa mine contains salts which are required to be disposed of. In spite of Gold Fields’ efforts to treat the salts, there is no guarantee that an environmental incident will not occur, which could result in fines, penalties and sanctions by the competent authorities. There is no guarantee that Gold Fields will be able to successfully treat these or other issues, which could result in fines, sanctions and penalties from the component authorities. Any failure on Gold Fields’ part to achieve or maintain compliance with the requirements of its water use licences with respect to any of its operations could result in Gold Fields being subject to substantial claims, penalties, fees and expenses; significant delays in operations; or the loss of the relevant water use licence, which could curtail or halt production at the affected operation and have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields has experienced and may experience further acid mine drainage related pollution, which may compromise its ability to comply with legislative requirements or result in additional operating or closure cost liabilities

Acid Mine Drainage (“AMD”) and Acid Rock Drainage (“ARD”), together known as Acid Drainage (“AD”), is formed when certain sulphide minerals in rocks are exposed to oxidising conditions (such as the presence of oxygen, combined with water). AD can occur under natural conditions or as a result of the sulphide minerals that are encountered and exposed to oxidation during mining or during storage in waste rock dumps, ore stockpiles or tailings storage facilities. The acidic water that forms usually contains iron and other metals if they are contained in the host rock.

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Gold Fields has experienced incidences of AD, and the risk of potential short-term and long-term AD issues, specifically at the Cerro Corona, South Deep and St. Ives mines, with immaterial levels of surface AD generation also occurring at other operations. As a result, Gold Fields has investigated technical solutions to manage AD impacts, while updating the relevant regulatory authorities on its progress. Despite undertaking such measures, it is difficult to predict the total impact that the AD-related issues may have on the Group and there can be no assurance that Gold Fields will be successful in preventing or managing long-term potential AD issues at its operations.

Gold Fields’ mine closure cost estimate (namely environmental rehabilitation cost provisions) for fiscal 2021 contains those aspects of AD management (namely tailings facilities, waste rock dumps, ore stockpiles and other surface infrastructure), which management has been able to reliably estimate. However, there could be no guarantee that Gold Fields’ current cost estimate, including the cost of AD treatment and other types of post-closure water treatment, reflects all relevant factors and, as such, the actual closure costs may be higher.

No adjustment for any effects on Gold Fields that may result from potentially material (mainly post-closure) AD impacts at Cerro Corona, South Deep and St. Ives, has been made in the consolidated financial statements, other than through the Group’s normal environmental rehabilitation cost provisions.

The existence of material long-term AD issues at any of Gold Fields’ operations could cause it to fail to comply with its water use licence requirements and could expose Gold Fields to fines, additional operating costs and other liabilities. In certain areas where Gold Fields operates, AD could also cause scarcity of water which can affect the continued process of mining and cause production curtailment and mine closures, any of which could have a material adverse effect on Gold Fields’ business, production, operating results and financial condition.

Economic, political or social instability in the countries or regions where Gold Fields operates may have a material adverse effect on Gold Fields’ operations and profits

In fiscal 2021, 12%, 34%, 44% and 10% of Gold Fields’ gold-equivalent production was in South Africa, Ghana, Australia and Peru, respectively. In the first half of 2022, Gold Fields also continued construction on the Salares Norte project in Chile. Changes or instability in the economic, political or social environment in any of these countries or in neighbouring countries could affect investment in Gold Fields.

High levels of unemployment, particularly among the youth, and a shortage of critical skills in South Africa, despite increased government expenditure on education and training, remain issues and deterrents to foreign investment. The volatile and uncertain labour and political environments, which severely impacts the local economy and investor confidence, has led, and may lead, to further downgrades in national credit ratings, making investment more expensive and difficult to secure. See “Risk Factors—Legal, Regulatory and Compliance Risk Factors—Gold Fields’ operations and profits have been and may continue to be adversely affected by union activity and new and existing labour laws” and “Risk Factors—Risks Related to Gold Fields’ Operations and Industry—The continued status of South Africa’s credit rating as non-investment grade may have an adverse effect on Gold Fields’ ability to secure financing”. This may restrict Gold Fields’ future access to international financing and could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Furthermore, while the South African government has stated that it does not intend to nationalise mining assets or mining companies, certain political parties have stated publicly and in the media that the government should embark on a programme of nationalisation. Any threats of, or actual proceedings to, nationalise any of Gold Fields’ assets, could halt or curtail operations, resulting in a material adverse effect on Gold Fields’ business, operating results and financial condition and could cause the value of Gold Fields’ securities to decline rapidly and dramatically, possibly causing investors to lose the entirety of their respective investments.

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Following a general election in 2019, Cyril Ramaphosa was re-elected as President of South Africa. In 2022, Australia held a federal election which resulted in the election of a new government, led by Prime Minister Anthony Albanese. Western Australia held state elections in 2021, and the WA Labor Party (led by State Premier Mark McGowan) was re-elected for a second term. In Ghana, following a general election, Nana Akufo-Addo was re-elected for a second four-year term as president in 2020. In 2021, Peru held a general election and Pedro Castillo was elected President for a five-year term. Chile also held general elections in 2021, and Gabriel Boric was elected as President for a four-year term. It is not certain what, if any, political, economic or social impacts the newly elected, appointed or re-elected governments will have on South Africa, Australia, Chile, Peru or Ghana, respectively, or on Gold Fields specifically.

Peru’s local authorities (the regional governor, the provincial mayor and the district mayor) have previously expressed concern regarding the lack of clean and values-based mining within their communities and the new central government of Peru has expressed concern that social instability has increased in the surrounding communities in Cerro Corona. In addition, engagement with community stakeholders, including in Peru and South Africa, can pose challenges to local management and any inability to properly manage these relationships may have a negative impact on Gold Fields’ production or associated costs. There is also the potential for social instability, protests or organised criminal activity in the communities near Gold Fields’ South Deep, Cerro Corona, Damang and Tarkwa mines relating to, among other things, community investment, unemployment, environmental concerns, service delivery by local government or other issues.

In addition, several parts of Chile, including Santiago, experienced extended civil unrest between late 2019 and early 2020. Further smaller scale protests occurred in the lead up to Chile’s constitutional referendum in October 2020, when voters elected to form a constitutional convention to rewrite Chile’s constitution. The new constitution was put to voters on September 4, 2022 and was rejected. As Gold Fields commenced construction on the Salares Norte project in Chile, any unrest, or any unforeseen or unfavourable changes stemming from the new constitution, may delay or halt such construction which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

In addition, economic and political instability in regions outside of the jurisdictions where Gold Fields operates and geopolitical events, such as the invasion of Ukraine by Russia, may result in unavoidable uncertainties and events. These uncertainties and events could negatively affect costs of business, cause volatility in commodity prices, currency exchange rates, interest rates and worldwide political, regulatory, economic or market conditions. They could also cause instability in political institutions, regulatory agencies and financial markets.

Occurrence of any of the above-mentioned developments could result in Gold Fields experiencing opposition or disruptions in connection with any of its operations. Such opposition or disruptions to any of Gold Fields’ operations, in particular, if it has an adverse impact or costs or causes any stoppages (including as a result of any protests aimed at government and other mining operations that affect operations) could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Due to ageing infrastructure at Gold Fields’ operations, unplanned breakdowns and stoppages may result in production delays, increased costs and industrial accidents

Once shafts or processing plants reach the end of their planned lifespan and begin operating under extended LoM conditions, additional maintenance, condition monitoring and care is required. The infrastructure in all of Gold Fields’ operating regions fall into this category. Although Gold Fields has comprehensive strategies in place to address these issues, incidents resulting in production delays, increased costs or industrial accidents may occur. Such incidents may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

The effects of the regional cessation of dewatering may have a material adverse effect on Gold Fields’ South Deep operation

On August 31, 2016, Sibanye Stillwater Limited (formerly Sibanye Gold Limited) announced that it would be closing its Ezulwini (Cooke 4) shaft. As a part of this process, Sibanye-Stillwater filed an application for closure and the cessation of dewatering from the mine with the DMRE. There have been various iterations of Sibanye-Stillwater’s application since 2017, with the most recent submission for authorisation to the DMRE made in September 2019 which Gold Fields has objected. On December 3, 2020, the DMRE refused the application for closure and the cessation of dewatering from the mine.

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Concurrently, in 2019, Sibanye-Stillwater, through its subsidiary, Ezulwini Mining Company (Pty) Ltd, brought an application in a South African court against seven respondents, including South Deep, in relation to the cessation of dewatering from Ezulwini (Cooke 4). Gold Fields opposed this application and filed a counter application seeking to ensure that Ezulwini remains responsible for the pumping and dewatering of Ezulwini (Cooke 4) water until the DMRE has issued a closure certificate (or until such longer period as required by statute). In 2021, the South African court decided against Ezulwini on the counter application, requiring it to continue to operate Ezulwini (Cooke 4) until the DMRE has issued a closure certificate or such longer period as provided for under section 24R of the NEMA. Ezulwini applied for leave to appeal the judgement which was granted by the Supreme Court of Appeal of South Africa (SCA) on March 15, 2021, and a hearing is expected before the SCA in 2022.

Furthermore, in early 2020, a subsidiary of Sibanye-Stillwater, Rand Uranium, submitted a basic environmental assessment process to the DMRE for the closure of the Cooke 3, 2 and 1 shafts, to which Gold Fields filed an objection. In 2021, the DMRE granted the environmental authorisation to Rand Uranium, which makes provision for the rewatering of the Cooke 3, 2 and 1 shafts. Gold Fields appealed the DMRE’s decision on January 26, 2022, and an expert to deal with the appeal was appointed by the Department of Forestry, Fisheries and the Environment in June 2022. The outcomes of Ezulwini’s and Rand Uranium’s applications remain uncertain, and therefore any related post closer water liability remains a contingent liability.

To the extent Sibanye-Stillwater, or any of its subsidiaries, is ultimately successful on any of these applications, claims or appeals, the closure of the Ezulwini (Cooke 4) shafts, the cessation of pumping and/or the rewatering of Ezulwini (Cooke 4) could result in an increased risk of fluid induced seismicity to South Deep posing a risk to the mine’s safety, which may, in turn, have a material adverse effect on Gold Fields’ business, operating results and financial condition.

The failure of a TSF could negatively impact Gold Fields’ business, reputation and results of operations

Mining companies face inherent risks in their operation of tailings storage facilities. Tailings storage facilities are structures designed and managed to contain fine mining waste, known as tailings. Tailings are a by-product of mining, consisting of the processed rock or soil left over from separating the commodities of value from the rock or soil within which they occur. However, the use of tailings storage facilities exposes Gold Fields to certain risks that could be detrimental to operations, the environment, public health or safety that may arise from some present process or future event. Tailings storage facilities designed as upstream raised facilities may present greater risk, particularly where the facility is located in a high seasonal rainfall area and an area of high seismic activity. When tailings storage facilities fail, the consequences can be catastrophic for communities, local economies and the surrounding environment. Such an example is the recent catastrophic failure of a TSF at the Corrego do Feijão mine in Brumadinho, Brazil, on January 25, 2019, which resulted in the immediate stoppage of that company’s mining operations pursuant to an order by government authorities. The occurrence of a dam failure at one of Gold Fields’ tailings storage facilities could also lead to the loss of human life and/or extensive property and permanent environmental damage, leading to the need for a large expenditure on contingencies and on recovering the regions and people affected and the payment of penalties, fines or other monetary damages.

Tailings facilities are in a near-constant state of change; from initial construction, during operations and until closure. This presents a significant challenge in reviewing and assessing their safety, requiring a multi-faceted programme with multiple levels of safety assessment in order to be effective Gold Fields maintains measures to manage its dams’ safety, including compliance with the ICMM’s Tailings Governance Position Statement, adoption of new safety measures such as the planned implementation of dry (filtered) tailings processes at its Salares Norte project, and undertakes routine reviews by independent international consulting companies. However, Gold Fields cannot guarantee the effectiveness of its designs, construction quality or regular monitoring throughout its operations or that these measures will prevent the failure of one or more of its tailings storage facilities or that such potential failure will be detected in advance. Gold Fields also cannot guarantee that its operating partners maintain similar safety precautions or monitoring systems on their tailings storage facilities. For example, Gold Fields is working with Lepanto Mining on the Far Southeast project in the Philippines, which operates a TSF located in a region with high seismic activity and frequent typhoons. As a result, there is no assurance that the safety measures implemented will prevent the failure of the TSF embankment.

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The failure of a dam at a TSF could lead to multiple legal proceedings and investigations, which could include securities class actions, criminal proceedings and public civil actions (against the company and/or individuals) for significant amounts of damages. Furthermore, the elimination of the “conventional” practice of storing wet tailings (e.g., alternatively “dry” stacking of filtered tailings and compacting the tailings) could require the research, development and deployment of new technologies, which could lead to additional large expenditures. As a result of the recent dam failures or as a result of future dam failures, additional environmental, health and safety laws and regulations may be forthcoming globally, including in jurisdictions where Gold Field operates, which may ban or curtail any storage of wet tailings or the construction or use of upstream tailings storage facilities. In addition, changes in industry standards, laws and regulations may impose more stringent conditions in connection with the licensing process of projects and operations and increased criminal and civil liability for companies, officers and contractors. For example, on August 5, 2020, the ICMM, the United Nations Environment Programme and the Principles for Responsible Investment established an international tailings standard, the Global Industry Standard on Tailing Management (“GISTM”). While Gold Fields has committed to being fully compliant to the GISTM by 2023 for priority facilities, there is no guarantee that Gold Fields will achieve full compliance in this timeframe, or at all.

The occurrence of any of the above mentioned such risks could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Climate change may present physical risks to Gold Fields’ operations

Gold Fields’ operations could be exposed to a number of physical risks posed by climate change, such as changes in rainfall, rising sea levels, reduced water availability, higher temperatures and more frequent extreme weather events. Events or conditions such as fires, flooding or inadequate water supplies could disrupt Gold Fields’ mining and transport operations, mineral processing and rehabilitation efforts, create resource or energy shortages, damage property or equipment and increase health and safety risks. Such events or conditions could have other adverse effects on Gold Fields’ workforce and on the communities around Gold Fields’ mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease. Each of these potential physical impacts of climate change could disrupt Gold Fields’ operations and have a materially adverse effect on its business, operating results and financial condition.

Gold Fields’ tenements in Australia are subject to native title claims and include Aboriginal cultural heritage sites, which could impose significant costs and burdens

Native title and Aboriginal cultural heritage legislation aims to protect the claims, determined rights and cultural heritage sites of Aboriginal and Torres Strait Islander people in relation to land and waters throughout Australia in certain circumstances. To the extent that agreements are not already in place, native title claims (including any subsequent determinations of such claims) could require costly negotiations with the registered claimants or native title holders and could have implications for Gold Fields’ access to or use of its tenements and, as a result, have a material adverse effect on Gold Fields’ business, operating results and financial condition. Similarly, there are risks that Gold Fields’ exploration and mining activities could be delayed or prevented due to the presence or potential presence of Aboriginal cultural heritage sites.

Furthermore, if Aboriginal cultural heritage sites are damaged or materially altered as a result of current or future operations, Gold Fields could be subject to criminal and/or civil penalties under relevant legislation and may suffer reputational damage. In 2020, despite having certain authorisations under the relevant legislation, a mining company operating in Western Australia was subject to a federal inquiry after an Aboriginal cultural heritage site was destroyed on their mining tenure, which also resulted in a significant adverse reaction from the community and the company’s shareholders and led to extensive reputational damage. Subsequently, an inquiry has recommended the replacement or supplementing of Western Australia’s existing AHA, by overarching Commonwealth legislation, and a moratorium on certain approvals issued under the AHA. Neither of those recommendations have been actioned.

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In the meantime, in 2021, the Western Australian Government passed legislation which will replace the AHA in its entirety. The legislation will significantly increase the consultation, engagement and authorisation obligations of mining companies, and impose higher financial penalties for offences involving interference with relevant sites or objects, all of which could have a material adverse effect on Gold Fields’ business, operating results and/or financial condition.

Compensation may be payable to native title holders in respect of Gold Fields’ Australian operations

The Native Title Act 1993 (Cth) allows native title holders (i.e., Aboriginal and Torres Strait Islander people who have secured a determination of native title) to seek compensation for any extinguishment or impairment of their native title rights and interests which occurred following the commencement of the Racial Discrimination Act (1975) (Cth). The Commonwealth of Australia, its states and territories are generally responsible for any native title compensation for acts (such as the granting of land and mining tenure) attributable to them. However, this liability may be passed on to third parties (including the holders and former holders of mining tenure) either contractually or by legislation.

A number of compensation claims in various states and territories across Australia have resulted following the High Court’s decision in 2019 to award compensation of approximately A$2.5 million to native title holders in Timber Creek in the Northern Territory in connection with the Timber Creek Decision. However, the Timber Creek Decision did not address how compensation was to be assessed where the impact on native title is caused by interests (such as mining leases) which impair native title rights without extinguishing them.

With respect to the lands related to Gold Fields’ mines, native title has been recognised in part or in whole over the St. Ives, Gruyere and Agnew mines. Consequently, the native title holders for each of these areas are entitled to commence compensation claims (to the extent that such rights have not been waived). Accordingly, in June 2020, the Tjiwarl People, who have native title claims over part of the lands upon which the Agnew mine is situated, brought two compensation claims against the state of Western Australia for damage and loss of access to land known as the Tjiwarl claims. Unlike the Timber Creek Decision, this claim (if not settled by the parties) may address issues such as the “pass on” provisions contained in the Mining Act 1978 (WA) (through which the State of Western Australia seeks to pass on any compensation liability to mining tenure holders), and the assessment of compensation payable in relation to the grant of resources interests. Gold Fields has joined as a party to the proceedings to preserve the ability to participate to the extent its interests are potentially impacted, but the state of Western Australia may seek to apply to remove Gold Fields as a party if it finds that Gold Fields does not have sufficient interest to justify its participation. Furthermore, in 2020, some members of the broader Yilka and Sullivan Edwards group commenced a native title compensation claim in the Federal Court, although it is anticipated that the claim will likely be dismissed or withdrawn.

Aside from the Tjiwarl People and the Yilka and Sullivan Edwards group, the remaining determined native title holders have not yet commenced compensation claims, but there is a reasonable prospect that they will occur in the future. Similarly, if the native title claims that are currently progressing through the determination process in the Federal Court in relation to the Granny Smith mine and part of the St. Ives mine are determined, or if further claims are made over areas that are yet undetermined (for example over part of the Agnew operations), and those claimants achieve a determination of their native title rights, those native title holders would obtain a right to commence a compensation claim.

To the extent that it is ultimately determined that the compensation liability of the State of Western Australia may be passed on to Gold Fields as a holder (or former holder) of mining tenure in a determined native title claim area, and Gold Fields does not have the benefit or a release from liability in any contractual agreement, Gold Fields may be liable for any native title compensation determined in relation to those tenements. However, until a sufficient body of compensation claims have worked their way through the Australian courts, the allocation, quantum and timing of this liability will remain uncertain. Gold Fields is monitoring this issue and the various compensation claims being brought by native title holders, including the Tjiwarl claims, and will assess any potential risks associated as the claims are resolved in the various courts.

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Legal, regulatory and compliance risk factors

Gold Fields is subject to various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on Gold Fields’ operations and profits

In recent years, governments (often with support from communities, NGOs and/or trade unions) in several jurisdictions have sought and, in some cases, have implemented greater cost imposts on the mining industry, including through the imposition of additional taxes and royalties. Such resource nationalism, whether in the form of cost imposts, interference in project management, mandatory social investment requirements, local content requirements or creeping expropriation, could impact the global mining industry and Gold Fields’ business, operating results and financial condition.

In South Africa, the Royalty Act imposes a royalty on refined and unrefined minerals payable to the South African government.

The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing EBIT by the product of 12.5 times gross sales in respect of refined mineral resources calculated as a percentage, plus an additional 0.5% EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of revenue has been introduced for refined minerals. Gold Fields currently pays a royalty based on the refined minerals royalty calculation as applied to its gross revenue.

Under South African tax legislation, gold mining companies and non-gold mining companies are subject to corporate income tax at different rates. The corporate income tax rate for non-gold mining companies of 28% will be reduced to 27% for years of assessment ending on or after March 31, 2023. The corporate tax rate for a gold mining company is determined according to a formula which is affected by the profitability of the applicable mining operation. Accordingly, depending on the profitability of mining operations in South Africa, the effective tax rate can be significantly different from year to year.

The MPRDA provides a statutory right of access for the mining right holder to the mining area for the purposes of conducting mining operations and does not require the holder to own the land on which it conducts operations. Once a mining right is granted, a landowner cannot refuse a lawful mining right holder the right to conduct its mining operations. In addition, the landowner is only entitled to compensation for loss or damage from the mining right holder for the use of the land for mining operations conducted in terms of the MPRDA.

In 2017, the African National Congress resolved to pursue a policy of expropriating land without compensation, provided, among other things, that such expropriation does not undermine economic growth and job creation. This policy resulted in the publication of the Draft Constitution Eighteenth Amendment Bill in 2019, which introduced legislation to amend section 25 of South Africa’s Constitution to enable the state to expropriate land in the public interest without compensation. The necessary approvals were ultimately not obtained and consequently, the Draft Constitution Eighteenth Amendment Bill was not adopted.

In 2019, prior to the introduction of the Draft Constitution Eighteenth Amendment Bill, the Draft Expropriation Bill was published for public comment by the South African Minister for Public Works, which would allow the state to expropriate land without compensation where doing so would be for a public purpose or in the public interest. In determining to expropriate land without compensation, this legislation would also require the consideration of “all relevant circumstances”, which include, among other things, whether the land is held purely for speculative purposes, is owned by the state or is abandoned. In 2020, the New Draft Expropriation Bill was introduced by the Minister for Public Works of South Africa. The New Draft Expropriation Bill was tabled in Parliament on September 28, 2022 and approved by the National Assembly. The New Draft Expropriation Bill will now be considered by the National Council of Provinces, whereafter, if approved, the New Draft Expropriation Bill will be sent to the President for assent and published in the South African Government Gazette and proclaimed as law.

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Any expropriation legislation resulting in the expropriation of land, including the New Draft Expropriation Bill, on which Gold Fields operates or relies on would disrupt operations, which could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

In Ghana, the ownership of land on which there are mineral deposits is separate from the ownership of the minerals as minerals are the property of the Ghanaian Republic and are vested in the president in trust for the people of Ghana. On January 1, 2017, in line with the Development Agreements, Gold Fields’ royalty rate changed from a flat 5% of revenue to a sliding scale royalty based on the price of gold, starting at a rate of 3% on a gold price below US$1,300 per ounce. From 2016, the Development Agreements also reduced the corporate tax rate from 35% to 32.5%. There can be no guarantee, however, that the existing tax and royalty rates will not increase in the future, or that the government of Ghana will not materially change the terms of the Development Agreements or rescind the agreements altogether. In fact, notwithstanding the tax provisions contained in the Development Agreements, Gold Fields recently received two tax audit reports from the GRA seeking to impose tax assessments against Gold Fields' Ghanaian operations totalling approximately US$124 million. While on advice of legal counsel Gold Fields believes that the GRA’s position is not supported by law, and Gold Fields intends to dispute the assessments and enforce its rights under the Development Agreements and applicable law, there can be no assurance regarding the resolution of this or any other future tax assessments. Asanko, which includes its associated properties and exploration rights in Ghana, does not have a development agreement with the government of Ghana.

The government of Ghana has a right to a 10% free carried interest in the rights and obligations of the mineral operations. In addition, stool/land rents of approximately US$3 to US$3.2 per acre are (depending on the exchange rate) payable to the government of Ghana. Further, under the Minerals and Mining Act, the Ghanaian Minister of Lands and Natural Resources (Minister of Lands and Natural Resources) has the right of pre-emption over all minerals obtained in Ghana and products derived from the Refining or treatment of these minerals. On July 31, 2018, the Minister of Lands and Natural Resources informed the Chamber of the government of Ghana’s intention to exercise its right of pre-emption to acquire up to 30% of all gold mined in Ghana for the benefit of Ghanaian refineries. The discussions between the Chamber and the government of Ghana are ongoing and it is unclear what effect this action will have at this stage.

In Peru, the general corporate income tax rate was increased from 28% to 29.5% with effect from 1 January 2017. In turn, the dividends income tax rate applicable to non-resident shareholders has reduced from 6.8% to 5%. In addition to the corporate income tax, mining companies are required to pay a statutory mining royalty (Regalía Minera), a Special Mining Tax (Impuesto Especial a la Minería), and if applicable, a Special Mining Burden (Gravamen Especial a la Minería). Since July 2012, mining companies have also been required to pay an annual supervisory contribution to the Supervisory Body of Investment in Energy and Mining (Organismo Supervisor de la Inversion en Energia y Mineria, or the OSINERGMIN), as well as to the Assessment and Environment Supervising Agency (Organismo de Evaluacion y Fiscalizacion Ambiental, or the OEFA). In addition, a consultation law was enacted on September 7, 2011, requiring the government to consult with indigenous or native populations on legislative or administrative proposals that may have an impact on their collective rights, including the granting of permits for the development of mining projects. The effect of any further changes to the regulatory system in Peru on Gold Fields cannot be predicted at this stage.

In Chile, following an outbreak of social unrest, in October 2019, and the referendum regarding the new constitution held on September 4, 2022, the Chilean Congress approved a tax reform bill aimed at raising an additional US$2.2 billion per year. The majority of the tax increases apply to individuals and do not impact Gold Fields directly. In 2019, Gold Fields entered into a stability agreement with the Chilean government, pursuant to which a special investment regime applies such that Salares Norte is not subject to any new tax, royalty, fee or similar specific encumbrance over mining activities, but is subject to any changes the government may implement under a general tax regime. Unless there is further taxation reform, Gold Fields expects that the Salares Norte project will be subject to the current 27% corporate tax rate in Chile, and that any dividends paid by the Salares Norte project to Gold Fields will be subject to the current 35% withholding tax rate in Chile. Further, it is anticipated that the 27% corporate tax paid will fully count as a credit against the withholding tax levied, resulting in an effective dividend withholding tax rate of approximately 8%. The Chilean government has also announced a review of all exemptions and special tax regimes in Chile as part of its constitutional reform referendum scheduled for 2022. The referendum held on September 4, 2022 was unsuccessful, however, it is unclear at this stage whether a further referendum will be called and what changes may be proposed at such time.

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Australia operates a state-based royalty regime, and a federal income tax regime. Each of Gold Fields’ Australian mines are located in the state of Western Australia, which imposes a 2.5% royalty on the value of gold produced. In the 2017 budget of the state of Western Australia, the Western Australian government announced a proposed increase to the mineral royalty rate for gold to 3.75%. This proposal was met with significant co-ordinated opposition by the gold industry and was not successfully passed by the Western Australian Legislative Council in either the first or second attempt by the government of Western Australia. The 2019-2020, 2020-2021 and 2021-2022 budgets of the state of Western Australia did not provide for an increase in the royalty on gold, maintaining the existing rate of 2.5%. While the prior Treasurer of Western Australia signalled in July 2020 that the state government of Western Australia does not intend to further pursue royalty changes and had not included any provision for an increase to the royalty on gold in the budget forward estimates (which covered the period through to 2024), the risk remains that the government of Western Australia will seek to impose royalty increases in the future.

The Australian federal government levies corporate income tax at the rate of 30%, or 27.5% for base rate entities. Additionally, integrity measures have been passed by the Australian Parliament effective from July 1, 2017 to ensure that the lower corporate tax rate will be limited to only those companies with aggregated turnover less than A$50 million and no more than 80% passive income. Furthermore, for base rate entities, the corporate tax rate decreased to 26% for the income year ended in 2021 and decreased further to 25% for income years ending in 2022 and later. The Australian federal government has abandoned its proposal to reduce the corporate tax rate from 30% to 25% for other corporate entities.

The effect of these, or impositions of additional restrictions, obligations, operational costs, taxes or royalty payments could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute

Gold Fields’ right to own and exploit Mineral Reserves and deposits is governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of Gold Fields’ Reserves and deposits are located in countries where mining rights could be suspended or cancelled should it breach its obligations in respect of the acquisition and exploitation of these rights.

In all of the countries where Gold Fields operates, the formulation or implementation of governmental policies on certain issues may be unpredictable. This may include changes in laws relating to mineral rights and ownership of mining assets and the right to prospect and mine, and, in extreme cases, nationalisation, expropriation or nullification of existing rights, concessions, licences, permits, agreements and contracts.

South Africa

Gold Fields’ operations in South Africa are subject to legislation regulating the exploitation of mineral resources through the granting of rights required to prospect and mine for minerals. This includes B-BBEE legislation designed to effect the entry of Historically Disadvantaged Persons into the mining industry and to increase their participation in the South African economy.

The MPRDA is the primary legislation regulating the mining industry in South Africa. It requires, among other things, that mining companies submit SLPs, which set out their commitments relating to human resource development, labour planning and socio-economic development planning to the DMRE. Gold Fields’ SLP for the 2018 to 2022 period has been approved by the DMRE. Am SLP is valid for five years, and therefore Gold Fields’ is required to resubmit its SLP at the end of 2022. There is uncertainty how the MPRDA will be applied and interpreted in the future, and what changes, if any, Gold Fields will be required to make in order to comply with this legislation to avoid its mining rights being cancelled or suspended. Mining rights are linked to compliance with various empowerment obligations, including the 2018 Mining Charter which was published and became effective in September 2018. Although the 2018 Mining Charter was intended to bring about legal certainty to the industry, it was widely considered not to have done so. Some of the salient features of the 2018 Mining Charter are:

●	existing right holders who have achieved a minimum of 26% BEE shareholding are recognised as compliant for the duration of the mining right;

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●	existing right holders whose BEE partners existed prior to the commencement of the 2018 Mining Charter are recognised as compliant for the duration of the mining right (“the once empowered, always empowered principle”);

●	the once empowered, always empowered principle will not be applicable to the renewal and transfer of a mining right; and

●	a new mining right must have a minimum of 30% BEE shareholding.

In March 2019, the MSCA filed an application in the High Court for the judicial review of the 2018 Mining Charter. The MCSA’s application, among other things, contended that the 2018 Mining Charter did not fully recognise the continuing consequences of previous empowerment transactions, particularly in relation to mining right renewals and transfers of such rights. In addition, the application concerned the legal nature and role of the 2018 Mining Charter within the context of the MPRDA and whether the South African Minister of Mineral Resources and Energy under the MPRDA was entitled to make law in the form of subordinate legislation or whether his powers were limited to the making of policy.

Judgment in the matter was handed down in September 2021. It held, among other things, that the Charter is merely intended to be an instrument of policy. In addition, certain provisions of the 2018 Mining Charter have now been set aside. Most importantly the September 21, 2021 judgement has confirmed the “once empowered, always empowered” principle, and that therefore, the historically disadvantaged South African ownership status of existing mining right holders, which wish to renew or transfer their rights, must automatically be recognised by the DMRE. The South African Minister for Mineral Resources and Energy did not appeal the judgement.

The DMRE has instead indicated that it intends to drive transformation in the sector by enforcing the terms of existing mining rights while it works to amend the MPRDA. While the sanction provisions for non-compliance are now no longer applicable, Gold Fields may nonetheless incur expenses related to compliance with the policy imperative of the 2018 Mining Charter, and may in future be subject to new or expanded requirements under the amended MPRDA.

Ghana

Gold Fields Ghana has two major mining leases in respect of its mining operations, namely the Tarkwa property lease and the Teberebie property lease. There are three mining leases under the Tarkwa property lease, all of which were granted in 1997 and will expire in 2027, and two mining leases under the Teberebie property lease, which were granted between 1988 and 1992, and expired in 2018. The Minerals Commission approved Gold Fields Ghana’s application for an extension of the Teberebie leases to 2036 and the Minister of Lands and Natural Resources approved the extension of the lease to 2036 on November 12, 2018. Abosso Goldfields holds the mining lease in respect of the Damang mine, which was granted in 1995 and expires in 2025, as well as the mining lease in respect of the Lima South pit that expired in 2017 and was extended on July 16, 2020 for another ten years by the Minister of Lands and Natural Resources on the recommendation of the Minerals Commission.

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Chile

In 2020, Chilean voters elected to form a constitutional convention to rewrite Chile’s constitution, and in February 2022, the constitutional convention’s environmental committee approved a proposal to nationalise Chile’s copper, lithium and gold mines. This proposal, which required approval by two thirds of the full constitutional convention was rejected and therefore was not included in the constitutional text that was recently submitted to popular vote. In the event a proposal to nationalise Chile’s gold mines becomes part of Chile’s new constitution in the future, Gold Fields’ operations in Chile may be halted or curtailed, resulting in a material adverse effect on its business, operating results and financial condition. See “Risk Factors—Risks Related to Environmental, Social, Corporate Governance—Economic, political or social instability in the countries or regions where Gold Fields operates may have a material adverse effect on Gold Fields’ operations and profits”.

Failure by Gold Fields to comply with the conditions of its mining rights, mineral rights legislation or to renew mining leases in any of the jurisdictions in which it operates may cause it to lose the right to mine, fail to acquire new rights to mine and may have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Political and regulatory developments and social unrest in Chile may have a material adverse effect on Gold Fields’ business, operating results and financial condition

One of Gold Fields’ key strategic priorities is the Salares Norte project in Chile, which is expected to be commissioned in early 2023. In recent years, Chile has experienced extended civil unrest and is currently undergoing a period of regulatory reform. In 2019 and 2020, Chile saw significant protests associated with economic conditions resulting in the declaration of a state of emergency in several major cities. The protests in Chile began over criticisms about social inequality lack of quality education, weak pensions, increasing prices and low minimum wage. Following the protests, Chile held a national referendum during which the formation of a constitutional convention to rewrite Chile’s constitution was overwhelmingly approved. Since then, civil unrest has declined considerably and is confined to the Araucanía region, located in the southern part of Chile. The constitutional convention met for the first time in July 2021 and has carried out its work as planned during 2022. In February 2022, the constitutional convention’s environmental committee submitted a proposal to nationalise Chile’s copper, lithium and gold mines. This proposal, which required approval by two thirds of the full constitutional convention, was rejected and was therefore not included in the constitutional text that was recently submitted to popular vote. However, in the event that a proposal to nationalise Chile's gold mines becomes part of Chile's new constitution in the future, Gold Fields' operations in Chile may be halted or curtailed, which may have a material adverse effect on its business, operating results and financial condition. Furthermore, if social unrest in Chile were to continue or intensify, it could lead to operational delays or adversely impact Gold Fields’ ability to operate in Chile.

An actual or alleged breach or breaches in governance processes, or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, fines and/or sanctions and loss of licences or permits and may impact negatively upon Gold Fields’ empowerment status and may damage Gold Fields’ reputation

Gold Fields operates globally in multiple jurisdictions and with numerous and complex legal frameworks, applicable rules, codes and standards, and its governance and compliance framework and implemented processes may not prevent potential breaches of law or accounting or other governance practices. Gold Fields’ operating and ethical codes facilitate the reporting of internal and external fraudulent behaviour and dishonesty. Dedicated reporting mechanisms relating to fraud, bribery and corruption pivot on a group whistle blower line, under the ambit of a group whistle blower policy, and an internal grievance mechanism within the Human Resources discipline. Gold Fields’ operating and ethical codes, among other rules, codes, standards and guidance, may not prevent instances of fraudulent behaviour and dishonesty, (internally or by associated third parties), nor guarantee compliance with legal and regulatory requirements.

To the extent that Gold Fields suffers from any actual or alleged breach or breaches of relevant laws, including South African anti-bribery and corruption legislation or the US Foreign Corrupt Practices Act of 1977 (FCPA) under any circumstances, they may lead to investigations and examinations, regulatory and civil penalties, fines and/or sanctions, litigation, public and private censure and loss of operating licences or permits and may impact negatively upon Gold Fields’ empowerment status and may damage Gold Fields’ reputation. The occurrence of any of these events could have a material adverse effect on Gold Fields’ business, operating results and financial condition.

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Gold Fields’ operations and profits have been and may continue to be adversely affected by union activity and new and existing labour laws

Over recent periods, there has been an increase in union activity in some of the countries in which Gold Fields operates. Any union activity that affects Gold Fields could have a material adverse impact on its operations, production and financial performance.

In South Africa, a recent increase in labour unrest has resulted in more frequent industrial disputes and extended negotiations that have negatively affected South Africa’s sovereign debt rating and subsequently the credit ratings of a number of the country’s leading mining companies, including Gold Fields. In 2018, the trade unions at Gold Fields’ South Deep mine in South Africa undertook a strike action in response to a proposed restructuring at the mine. See “Risk Factors—Risks Related to Gold Fields’ Operations and Industry—Gold Fields has experienced, and may continue to experience, difficulties, operational delays, cost pressures and impact associated with the mine ramp-up post the organisational restructuring and supporting interventions at the South Deep operation in South Africa”. There can be no guarantee that future negotiations will not be accompanied by further strikes, work stoppages or other disruptions.

Furthermore, guidelines and targets have been provided to facilitate compliance with the open-ended broad- based socio-economic empowerment requirements set out in the MPRDA and other legislation and policies. See “Risk Factors—Legal, regulatory and compliance risks—Gold Fields’ mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute”. The ongoing implementation of these requirements may be contentious.

In Peru, Gold Fields’ operations recently have been, and may in the future be, impacted by increased union activities, often resulting from restructurings, and new labour laws. In June 2019, a three-year deal labour agreement was concluded for fiscal 2019 to fiscal 2022 at Cerro Corona, which included an average salary increase of 5% over the period.

While Gold Fields seeks to strengthen its relationship with the labour unions in the regions where it operates, there can be no guarantee that labour unions will not undertake strikes or “go-slow” actions during periods of resistance to Gold Fields’ operational decisions, impacting the Group’s operations and those of other related industries and suppliers.

Gold Fields’ direct employees in Ghana are currently not unionised, however, this may change should employees decide to join a union pursuant to the Ghanaian Labour Act and related labour laws or if Gold Fields shifts its direct employees to a contract mining model. Approximately 47% of Gold Fields’ contractors in Ghana are unionised.

In Australia, Gold Fields has a labour agreement with the majority of its employees (including all of its operational employees) which will apply until June 2026. Its senior employees are engaged under individual contracts of employment. Although the agreement protects Gold Fields from lawful industrial action, including strike activity, unlawful industrial action remains a possibility.

Gold Fields may also be impacted by recent and proposed legislation in Australia. This includes the amendment to the Fair Work Act 2009, which affords “casual” employees the right to convert to permanent employment after 12 months, and introduces criminal and regulatory penalties for underpayment of employee entitlements. It also includes the Australian Law Reform Commission’s recommendations to impose criminal penalties on companies engaged in conduct or patterns of behaviour that result in multiple breaches of civil penalty provisions. There are also proposals by the new Australian government to introduce “same work, same pay” legislation, which may apply to both labour hire and contracted workforces. Depending on the implementation of the new legislation and whether the suggested penalties are passed into law, Gold Fields may be liable to its employees in respect of these issues and/or regulations.

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In the event that Gold Fields experiences further industrial relations related interruptions at any of its operations or in other industries that impact its operations, or increased employment-related costs due to union or employee activity, these may have a material adverse effect on its business, production levels, operating costs, production targets, operating results, financial condition, reputation and future prospects. In addition, lower levels of mining activity can have a longer term impact on production levels and operating costs, which may affect operating life. Mining conditions can deteriorate during extended periods without production, such as during and after strikes, and Gold Fields will not re-commence mining until health and safety conditions are considered appropriate to do so.

Existing labour laws (including those that impose obligations on Gold Fields regarding worker rights) and any new or amended labour laws may increase Gold Fields’ labour costs and have a material adverse effect on Gold Fields’ business, operating results and financial condition.

Fluctuations in insurance cost and availability could adversely affect Gold Fields’ operating results and its insurance coverage may not adequately satisfy all potential claims in the future

Gold Fields has global insurance policies covering general liability, directors’ and officers’ liability, political violence, cyber security, accidental loss or material damage to its property, business interruption in the form of fixed operating costs or standing charges and other losses. The costs of maintaining adequate insurance coverage, most notably directors’ and officers’ liability insurance, political violence and cyber security, have increased significantly recently and may continue to do so in the future, thereby adversely affecting Gold Fields’ operating results. If such costs continue to increase, Gold Fields may be forced to accept lower coverage and higher deductibles, which, in the event of a claim, could require significant, unplanned expenditures of cash and inhibit Gold Fields’ ability to recruit qualified directors and officers.

In addition, Gold Fields may become subject to liability against potential claims which it has not insured, cannot insure or has insufficiently insured, or be able to insure the amount needed due to lack of capacity by insurers in the market, including those in respect of past mining activities. Gold Fields’ property and business interruption insurance and general liability may not cover a particular event at all or be sufficient to fully cover Gold Fields’ losses, including, without limitation, as a result of natural disasters, public health emergencies and other events that could disrupt Gold Fields’ operations, such as COVID-19. See “Risk Factors—Risks Related to Gold Fields’ Operations and Industry—The impact from, and measures taken to address, the COVID-19 pandemic have, and may continue to, adversely affect Gold Fields’ people, and may impact its business, operating results, cash flows and financial condition”. Further, Gold Fields’ existing insurance policies contain exclusions and limitations on coverage. For example, should Gold Fields be subject to any regulatory or criminal fines or penalties, these amounts would not be covered under its insurance programme, either due to exclusions or limitations, or because it is prohibited by legislation in some jurisdiction. Should Gold Fields suffer a major loss, future earnings could be affected. In addition, Gold Fields’ insurance does not cover loss of profits. As a result, in the future, Gold Fields’ insurance coverage may not cover the extent of claims against it or any cross-claims made.

Gold Fields’ financial flexibility could be materially constrained by Exchange Control Regulations

The Exchange Control Regulations restrict the export of capital from the CMA. Transactions between South African residents (including companies) and non-residents of the CMA are subject to exchange controls administered by the Financial Surveillance Department of the SARB. While South African exchange controls have been relaxed in certain respects in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the CMA. As a result, Gold Fields’ ability to raise and deploy capital outside the CMA is restricted. These restrictions could hinder Gold Fields’ financial and strategic flexibility, particularly its ability to fund acquisitions, capital expenditures and exploration projects outside South Africa.

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Risks related to Gold Fields Shares and Gold Fields ADSs

Gold Fields Shareholders outside South Africa may not be able to participate in future issues of securities (including Gold Fields Shares) carried out by or on behalf of Gold Fields

Securities laws of certain jurisdictions may restrict Gold Fields’ ability to allow participation by certain Gold Fields Shareholders in future issues of securities (including Gold Fields Shares) carried out by or on behalf of Gold Fields. In particular, holders of Gold Fields securities who are located in the United States (including those who hold Gold Fields Shares or Gold Fields ADSs) may not be able to participate in securities offerings by or on behalf of Gold Fields unless a registration statement under the Securities Act is effective with respect to such securities or an exemption from the registration requirements of the Securities Act is available thereunder.

Securities laws of certain other jurisdictions may also restrict Gold Fields’ ability to allow the participation of all holders in such jurisdictions in future issues of securities carried out by Gold Fields. Gold Fields ADS holders who have a registered address or are resident in, or who are citizens of, countries other than South Africa should consult their professional advisers as to whether they require any governmental or other consents or approvals or need to observe any other formalities to enable them to participate in any offering of Gold Fields securities.

Investors in the United States and other jurisdictions outside South Africa may have difficulty bringing actions, and enforcing judgments, against Gold Fields, its directors and its executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or under the laws of other jurisdictions outside South Africa

Gold Fields is incorporated in South Africa as a public company. All of Gold Fields’ directors and executive officers reside outside the United States, and the majority of (i) Gold Fields’ assets and (ii) the Gold Fields directors’ personal assets are located outside the United States. Accordingly, investors that obtain judgments in the United States or other foreign jurisdictions may face obstacles to enforcing foreign judgments in South Africa.

There are several conditions to be met for a foreign judgment to be enforced. In particular, South African courts will:

●	not enforce foreign revenue laws or claims for punitive, multiple or penal damages;

●	not enforce judgments (i) repugnant to then prevailing public policy, or (ii) obtained by fraudulent or similar means; and

●	only enforce final judgments by a court or body having competence to decide the matter in the foreign jurisdiction.

South African courts will apply their own procedural rules and the capacity of parties to contract will be determined in accordance with South African law. Moreover, a plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa and the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.

Investors may face liquidity risk in trading Gold Fields Shares on the JSE

Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Gold Fields Shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity.

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Gold Fields may not pay dividends or make similar payments to Gold Fields Shareholders in the future and any dividend payment may be subject to withholding tax

Gold Fields pays cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Gold Fields’ capital expenditures (on both existing infrastructure, as well as on exploration and other projects) and other cash requirements existing at the time. Under South African law, Gold Fields will be entitled to pay a dividend or similar payment to Gold Fields Shareholders only if it meets the solvency and liquidity tests set out in the Companies Act No. 71 of 2008 (Companies Act) and the Gold Fields’ MOI. Given these factors and the Gold Fields Board’s discretion to declare cash dividends or other similar payments, dividends may not be paid in the future. A 20% withholding tax is applicable on dividends declared by South African resident companies to non-resident Gold Fields Shareholders or non-resident holders of Gold Fields ADSs.

Gold Fields’ non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand

Dividends or distributions with respect to Gold Fields Shares have historically been paid in Rand. The US dollar or other currency equivalent of future dividends or distributions with respect to Gold Fields Shares, if any, will be adversely affected by potential future reductions in the value of the Rand against the US dollar or other currencies. While South African exchange controls have been relaxed in recent years, in the future, it is possible that there will be further changes in Exchange Control Regulations, such that dividends paid out of trading profits will not be freely transferable outside South Africa to Gold Fields Shareholders who are not residents of the CMA.

Gold Fields Shares are subject to dilution upon the vesting of Gold Fields’ outstanding share awards

Gold Fields Shareholders’ equity interests in Gold Fields will be diluted to the extent of future vestings or settlements of rights under the Gold Fields 2012 Share Plan, the Gold Fields 2005 Share Plan, the Gold Fields 2012 Share Plan, or the Gold Fields 2018 Long-term Incentive Plan and any additional rights. See “Schedule II—Annual Financial Report—Remuneration Report—Remuneration policy—Cash-settled Long-term incentive plan” and “Schedule II—Annual Financial Report—Notes to the consolidated financial statements—Note 5. Share-based payments”. Gold Fields Shares are also subject to dilution in the event that the Gold Fields Board is required to issue new Gold Fields Shares in compliance with B-BBEE legislation.

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Corporate Governance

Directors

The role and responsibilities of the Gold Fields Chair and Gold Fields Lead Independent Director are set out in the Gold Fields Board Charter the text of which is set out in “Schedule V – Gold Fields Board Charter”, which was approved by the Gold Fields Board on November 23, 2021. Yunus Suleman serves as the Gold Fields Chair and Steven Reid serves as the Gold Fields Lead Independent Director. Yunus Suleman and Steven Reid both serve as independent directors of Gold Fields.

The independent directors hold regularly scheduled meetings at which members of management are not in attendance and also meet on an ad hoc basis. The Gold Fields Board met ten times in the year ended December 31, 2021.

Position Descriptions

The Gold Fields Board has developed a written position description for the Gold Fields Chair and the Gold Fields Lead Independent Director, which are disclosed in the Gold Fields Board Charter in “Schedule V – Gold Fields Board Charter”. The Gold Fields Board has not developed written position descriptions for the chairs of any of the Gold Fields Board Committees. The Gold Fields Board delineates the role and responsibilities of each such position by requiring the chair of each Gold Fields Board Committee to subscribe to and be bound by the Committee Terms of Reference of each Gold Fields Board Committee, which are approved by the Gold Fields Board and reviewed annually. These Committee Terms of Reference set out the powers and duties of each Gold Fields Board Committee and, in some instance, assign specific duties to the chair of the respective Gold Fields Board Committee.

The Gold Fields Board has developed a written position description for the CEO in the Gold Fields Board Charter, the text of which is set out in “Schedule V – Gold Fields Board Charter”.

Orientation and Continuing Education

The Nominating and Governance Committee is responsible for developing and facilitating the induction programme for new members of the Gold Fields Board to ensure their understanding of Gold Fields and the business environment and market in which Gold Fields operates. Such programme will include the provision of background material, meetings with senior management and visits to Gold Fields’ facilities and will seek to provide the new director with: (i) an overview of the business (business processes, corporate strategies, organisation, management and people); (ii) an overview of the financials (annual and quarterly accounts, directors’ reports, key financial indicators and financial performance of the business); and (iii) an understanding of what is expected from the director on appointment (discussions with Gold Fields Board Chair with regards to the role, why nominated, potential contributions, particular knowledge and the like).

The Gold Fields Board receives external advice as and when required or necessary, and keeps abreast of corporate governance practices both locally and abroad, making recommendations where appropriate, for Gold Fields Board participation in continuing education programmes.

Code of Conduct

Gold Fields has adopted a Code of Conduct which is accessible on Gold Fields’ website at https://www.goldfields.com/standards-and-principles.php.

Both the Audit Committee and the Social, Ethics and Transformation Committee are tasked with ensuring the consistent application of, and adherence to, the Code of Conduct.

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Each director offers a range of relevant knowledge, expertise, technical experience and business acumen, enabling them to exercise independent judgment during Gold Fields Board deliberations and decision making. Members of the Gold Fields Board and of the Executive Committee are urged, where appropriate, to seek independent legal advice or to contact the Executive Vice President: Group General Counsel if they are ever uncertain as to their legal obligations with regard to trading in Gold Fields Shares and any other shares in which Gold Fields has an actual or potential interest.

Policies Regarding the Representation of Women on the Board and in Executive Officer Positions

The Gold Fields Board is committed to workplace diversity and supports representation of women at Gold Fields and in leadership roles. Gold Fields adopted the Gold Fields Diversity Policy in which it details its commitment to promoting gender equality in all the jurisdictions in which it operates and aims to have fair and equal representation at all levels of the business, which is enabled through the following:

●	providing both women and men access to equal opportunities and outcomes, including equal remuneration for work of equal or comparable value;

●	removing barriers to the full and equal participation of women in the workplace;

●	providing full and genuine access to all occupations, including to leadership roles, for women and men;

●	driving a culture where rewards are directly linked to employee contributions and performance; and

●	eliminating discrimination on the basis of gender particularly in relation to family and caring responsibilities for both women and men.

A copy of the Gold Fields Diversity Policy is accessible on Gold Fields’ website at https://www.goldfields.com/standards-and-principles.php.

The principles of diversity and inclusion are enshrined in the Gold Fields Diversity Policy. These principles, which encourage diversity, are binding on the Gold Fields Board and its directors and require of the Gold Fields Board and Nominating and Governance Committee to be taken into consideration when searching and appointing directors.

Pursuant to the Gold Fields Diversity Policy, there will also be regular assessments to measure the extent to which recruitment to first appointment, internal promotion and access to training/development opportunities affect equal opportunities for all groups. Where appropriate, equality impact assessments will be carried out on the results of monitoring to ascertain the effectiveness of the Gold Fields Diversity Policy. The information collected for monitoring purposes will be treated as strictly confidential and it will not be used for any other purpose. If monitoring shows that Gold Fields, or specific offices or regions within it, are not representative, or that sections of the Gold Fields workforce are not progressing properly within Gold Fields, then an action plan will be developed to address these issues.

The Gold Fields Diversity Policy is reviewed on an annual basis by the Executive Vice President: People and Organisational Effectiveness and approved by the Social, Ethics and Transformation Committee. In addition, Gold Fields continually reviews applicable legislation, stock exchange requirements and internationally accepted best practices to ensure compliance with international gender equality goals.

Gold Fields currently has three female non-executive directors, representing 30% of the Gold Fields Board, and two female Executive Committee members, representing approximately 17% of the Executive Committee.

Gold Fields Board Charter

The Gold Fields Board’s objectives and responsibilities are articulated in the Gold Fields Board Charter, the text of which is set out in “Schedule V – Gold Fields Board Charter”.

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Glossary of Terms

In this Supplement, all terms defined in the Circular have the same meanings when used herein. In addition, in order to facilitate a better understanding of these descriptions, this Supplement contains a glossary defining a number of technical, financial and other terms.

The following explanations are not intended as technical definitions, but rather are intended to assist the reader in understanding some of the terms used in this Supplement. For additional terms, please see “Schedule II—Annual Financial Report—Glossary of Terms”.

“2018 Mining Charter” means employment equity Historically Disadvantaged Persons targets under the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2018.

“Abosso Goldfields” means Abosso Goldfields Limited, a subsidiary of Gold Fields.

“AD” means the combination of AMD and ARD.

“adjusted EBITDA” is a non-IFRS financial measure which is defined as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs. For external borrowings, the definition of adjusted EBITDA is as defined in the US$1,200 million term loan and revolving credit facilities agreement. For a reconciliation of Gold Fields’ “profit for the year” in accordance with IFRS to adjusted EBITDA, refer to “Schedule II—Annual Financial Report—Notes to the consolidated financial statements—Note 39. Capital Management”. See also “Presentation of Financial and Other Information—Non-GAAP Financial Performance Measures”.

“adjusted free cash flow” is a non-IFRS financial measure which is defined as net cash from operations adjusted by the South Deep Dividend, net capital expenditure (being additions to property, plant and equipment less proceeds on disposal of property, plant and equipment), capital expenditure – working capital, contributions to environmental trust funds, payments of principal lease liabilities and redemption of Asanko preference shares. For a reconciliation of Gold Fields’ “net cash from operations” in accordance with IFRS to adjusted free cash flow, refer to “Schedule II—Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Non-IFRS Measures” and to the pages as directed therein. See also “Presentation of Financial and Other Information—Non-GAAP Financial Performance Measures”.

“adjusted free cash flow for LTIP purposes” is a non-IFRS financial measure which is defined as revenue (excluding by-product revenue) less AIC adjusted for non-cash share-based payments, non-cash long-term employee benefits, exploration, feasibility and evaluation costs outside of existing operations, non-sustaining capital expenditure for growth projects only, realised gains or losses on revenue hedges, redemption of Asanko preference shares and taxation paid (excluding royalties). For a reconciliation of Gold Fields’ “revenue” in accordance with IFRS to adjusted free cash flow for LTIP purposes, refer to “Schedule II—Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Non-IFRS Measures” and to the pages as directed therein. See also “Presentation of Financial and Other Information—Non-GAAP Financial Performance Measures”.

“adjusted free cash flow margin for LTIP purposes” is a non-IFRS measure which is defined as adjusted free cash flow for LTIP purposes divided by revenue adjusted for by-product revenue. For a reconciliation of Gold Fields’ “revenue” in accordance with IFRS to adjusted free cash flow margin for LTIP purposes, refer to “Schedule II—Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements— Non-IFRS Measures” and to the pages as directed therein. See also “Presentation of Financial and Other Information—Non-GAAP Financial Performance Measures”.

“AHA” means Western Australia’s existing Aboriginal Heritage Act.

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“all-in costs” or “AIC” is a non-IFRS measure which is defined by the World Gold Council as all-in sustaining costs plus additional costs relating to growth, including non-sustaining capital expenditure and exploration, evaluation and feasibility costs not associated with current operations. For Gold Fields’ calculation of all-in costs, refer to “Schedule II—Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—All-In Sustaining and All-In Costs”. See also “Presentation of Financial and Other Information—Non-GAAP Financial Performance Measures”.

“all-in sustaining costs” or “AISC” is a non-IFRS measure which is defined by the World Gold Council as operating costs excluding amortisation and depreciation, plus all costs not already included therein relating to sustaining current production, including sustaining capital expenditure. For Gold Fields’ calculation of all-in sustaining costs, refer to “Schedule II—Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—All-In Sustaining and All-In Costs”. See also “Presentation of Financial and Other Information—Non-GAAP Financial Performance Measures”.

“AMD” means acid mine drainage.

“ANA” means the National Water Authority.

“AngloGold Ashanti” means AngloGold Ashanti Limited.

“ARD” means acid rock drainage.

“Asanko” means the Asanko Gold Mine, which includes its associated properties and exploration rights in Ghana.

“Asanko JV” means the joint venture under which Gold Fields’ subsidiary acquired a 45% stake in Asanko Gold Ghana Limited.

“ASX” means the Australian Securities Exchange.

“Audit Committee” means the Gold Fields Audit Committee.

“Depositary” means The Bank of New York Mellon.

“Barrick” means Barrick Gold Corporation.

“B-BBEE” means broad-based black economic empowerment.

“B-BBEE Act” means the B-BBEE Act, 2003.

“B-BBEE Amendment Act” means the B-BBEE Amendment Act No. 46 of 2013.

“B-BBEE Codes” means the codes issued by the Minister of Trade and Industry to promote the economic participation of Historically Disadvantaged Persons.

“BEE” means black economic empowerment.

“capital expenditure” means expenditures spent on property, plant and equipment.

“CEO” means Chief Executive Officer.

“CFO” means Chief Financial Officer.

“Chamber” means the Ghanaian Chamber of Mines.

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“CIL” means carbon-in-leach.

“CIM Definition Standards” means the CIM Definition Standards on Mineral Resources and Mineral Reserves (2014) adopted by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum.

“CIP” means the carbon in pulp process.

“Climate Change Framework” means the climate change framework law released by Peru in 2018 seeking collaboration between the government and the private sector, which regulation was approved in 2019.

“CMA” means South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Eswatini.

“CO2e” means carbon dioxide equivalent.

“Companies Act” means the South African Companies Act No. 71 of 2008.

“cut-off grade” means the lowest grade of mineralised rock which determines whether it is economic to recover its gold content by further concentration.

“Development Agreements” means the development agreements concluded between Gold Fields and the government of Ghana in 2017.

“dilution” means low or zero grade (waste) material that is mined during the course of mining operations and forms part of the Mineral Reserve.

“DMRE” means the South African Department of Mineral Resources and Energy, the government body responsible for regulating the mining industry in South Africa.

“Draft Constitution Eighteenth Amendment Bill” means the draft South African Constitution Eighteenth Amendment Bill of 2019.

“Draft Expropriation Bill” means the South African draft expropriation bill of 2019, prior to the introduction of the Draft Constitution Eighteenth Amendment Bill.

“DWER” means the Western Australian Department of Water and Environmental Regulation.

“EBIT” means earnings before interest and taxes.

“EIA” means Environmental Impact Assessment.

“EMP” means a South African environmental management plan.

“EP Act” means Australia’s Environmental Protection Act of 1986.

“ERF” means the Australian Emissions Reduction Fund.

“ESG” means environment, social and governance.

“Eskom” means the South African state-owned power utility, Eskom Limited.

“EVP” means Executive Vice President.

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“Exchange Control Regulations” means South Africa’s exchange control regulations.

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“Executive Committee” means the executive committee of Gold Fields.

“exploration” means activities associated with ascertaining the existence, location, extent or quality of mineralisation, including economic and technical evaluations of mineralisation.

“Facility A” means the US$600 million revolving loan facility described under “Further Information—Material Contracts—2019 Credit Facilities Agreement”.

“Facility B” means the US$600 million revolving loan facility described under “Further Information—Material Contracts—2019 Credit Facilities Agreement”.

“Fitch” means Fitch Ratings Inc.

“Galiano” means Galiano Gold Inc., formerly Asanko Gold Inc.

“Genser Energy” means Genser Energy Ghana Limited.

“GFO” means Gold Fields Operations Limited, formerly known as Western Areas Limited, a subsidiary of Gold Fields.

“Ghana Borrowers” means collectively Gold Fields Ghana and Abosso Goldfields.

“Ghana Revolving Credit Facility” means the revolving credit facility in a maximum aggregate principal amount of US$100 million described under “Further Information—Material Contracts—Ghana Revolving Credit Facility”.

“Gold Fields Board” means Board of Directors of Gold Fields.

“Gold Fields Ghana” means Gold Fields Ghana Limited, a subsidiary of Gold Fields.

“Gold Fields MOI” means the memorandum of incorporation of Gold Fields.

“Gold Road” means Gold Road Resources Limited.

“GRA” means the Ghana Revenue Authority.

“grinding” means reducing rock to the consistency of fine sand by crushing and abrading in a rotating steel grinding mill.

“Group” means collectively, Gold Fields and its subsidiaries.

“Gruyere” means Gruyere Holdings Pty Ltd, a subsidiary of Gold Fields.

“Gruyere JV” means Gruyere Joint Venture.

“Gruyere Syndicated Facility” means the A$500 million revolving loan facility described under “Further Information—Material Contracts—Gruyere Syndicated Facility”.

“Historically Disadvantaged Persons” refers to B-BBEE legislation designed to effect the entry of Historically Disadvantaged Persons, as defined in the MPRDA.

“ICMM” means International Council on Mining and Metals.

“in situ” means within unbroken rock or still in the ground.

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“indicated Mineral Resource” (or “indicated Resource”) means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

“inferred Mineral Resource” (or “inferred Resource”) means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes which may be limited or of uncertain quality and reliability.

“IT” means information technology.

“King IV Code” means the King IV Report on Corporate Governance for South Africa 2016.

“kriging” means a geostatistical estimation technique used in the evaluation of Mineral Reserves.

“La Cima” means Gold Fields La Cima S.A., a subsidiary of Gold Fields.

“La Cima Credit Facility” means a US$150 million revolving senior secured credit facility agreement with, among others, Banco de Crédito del Perú and Scotiabank Perú S.A.A. on September 19, 2017, as amended on July 21, 2020 and April 15, 2021, as described under “Further Information—Material Contracts—La Cima Credit Facility”.

“LBMA” means the London Bullion Market Association.

“leaching” means dissolution of gold from the crushed and milled material, including reclaimed slime, for adsorption and concentration onto the activated carbon.

“level” means the horizontal tunnels of an underground mine used to access the workings or ore body.

“LGM” means the General Mining Act (Ley General de Mineria) of Peru.

“LoM” means the expected remaining years of production, based on production schedules and proved and probable Mineral Reserves.

“LoM plan” means a design and financial/economic study of an existing operation in which appropriate assessments have been made of existing geological, mining, metallurgical, economic, marketing, legal, environmental, social, governmental, engineering, operational and all other modifying factors, which are considered in sufficient detail to demonstrate that continued extraction is reasonably justified. This is completed to a minimum pre-feasibility level of study.

“London afternoon fixing price” means the afternoon fixing by the new electronic London Bullion Market Association, or LBMA price-discovery process. The price continues to be set twice daily, at 10:30 and 15:00 London time.

“mark-to-market” means the current fair value of a derivative based on current market prices, or to calculate the current fair value of a derivative based on current market prices, as the case may be.

“MCSA” means the Mineral Council of South Africa.

“MEM” means the Peruvian Ministry of Energy and Mines.

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“measured Mineral Resource” (or “measured Resource”) means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

“measures” means conversion factors from metric units to US units are provided below.

Metric unit	US equivalent
1 tonne (1 t)	1.10231 short tons
1 gram (1 g)	0.03215 ounces
1 gram per tonne (1 g/t)	0.02917 ounces per short ton
1 kilogram (1 kg)	2.2046 pounds (lb)
1 kilogram per tonne (1 kg/t)	29.16642 ounces per short ton
1 kilometre (1 km)	0.62137 miles
1 metre (1 m)	3.28084 feet
1 centimetre (1 cm)	0.39370 inches
1 millimetre (1 mm)	0.03937 inches
1 hectare (1 ha)	2.47104 acres

“metallurgical plant” means a processing plant used to treat ore and extract the contained minerals.

“metallurgical recovery factor” means the proportion of metal in the ore delivered to the mill that is recovered by the metallurgical process or processes.

“MGFSN” means Minera Gold Fields Salares Norte SpA, a subsidiary of Gold Fields.

“mine call factor” means the ratio, expressed as a percentage, of the specific product accounted for at the mill (including residue), compared to the corresponding specific product ‘called for’ based on an operation’s measuring and valuation methods.

“Mine Health and Safety Act” means the South African Mine Health and Safety Act No. 29 of 1996.

“Mineral Reserve” (or “Reserve”) means the economically mineable part of a measured and/or indicated Mineral Resource. It includes diluting minerals and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

“Mineral Resource” (or “Resource”) means a concentration or occurrence of solid material of economic interest in or on the earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into inferred, indicated or measured categories.

“Minerals and Mining Act” means Act 703, the Ghanaian Minerals and Mining Act, 2006.

“Minerals Commission” means the Ghanaian Minerals Commission.

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“Minister of Lands and Natural Resources” means the Ghanaian Minister of Lands and Natural Resources.

“MKS” means MKS (Switzerland) S.A.

“Moody’s” means Moody’s Investors Service, Inc.

“Mpa” means a unit measurement of stress or pressure within the earth’s crust used to profile tectonic stress, which can impact ground stability and ground support requirements in underground mining.

“MPRDA” means the South African Mineral and Petroleum Resources Development Act, No. 28 of 2002.

“NEMA” means the South African National Environmental Management Act.

“NERSA” means the National Energy Regulator of South Africa.

“net debt” is a non-IFRS financial measure which means total borrowings and lease liabilities less cash and cash equivalents. For a reconciliation of Gold Fields’ total borrowings in accordance with IFRS to net debt, refer to “Schedule II—Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements”—Non-IFRS Measures” and the pages as directed therein. See also “Presentation of Financial and Other Information—Non-GAAP Financial Performance Measures”.

“net debt (excluding lease liabilities)” is a non-IFRS financial measure which means total borrowings less cash and cash equivalents. For a discussion of Gold Fields’ net debt (excluding lease labilities) and a reconciliation to IFRS, refer to “Schedule II—Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements”—Non-IFRS Measures” and the pages as directed therein. See also “Presentation of Financial and Other Information—Non-GAAP Financial Performance Measures”.

“net debt to adjusted EBITDA” is a non-IFRS ratio which means net debt divided by adjusted EBITDA. For a discussion of Gold Fields’ net debt to adjusted EBITDA and a reconciliation to IFRS, refer to “Schedule II—Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Non-IFRS Measures” and the pages as directed therein.

“net smelter return”, or “NSR” means the volume of refined mineral sold during the relevant period multiplied by the average spot mineral price and the average exchange rate for the period, less refining, transport and insurance costs.

“New Draft Expropriation Bill” means the new draft expropriation bill introduced by the Minister for Public Works of South Africa in 2020.

“NGOs” means non-governmental organisations.

“normalised profit” (as used in “normalised profit attributable to owners of the parent”) is a non-IFRS financial measure which means profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect. For a reconciliation of Gold Fields’ “profit for the year attributable to owners of the parent” in accordance with IFRS to normalised profit attributable to owners of the parent, refer to “Schedule II—Annual Financial Report—Management’s Discussion and Analysis of the Financial Statements—Loss on financial instruments—Normalised profit attributable to owners of the parent” and the pages as directed therein.

“NWA” means the South African National Water Act, No. 36 of 1998.

“NYSE” means the New York Stock Exchange.

“OAIC” means the Office of the Australian Information Commissioner.

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“OEFA” means the Assessment and Environmental Control Agency.

“open pit” means mining where the ore is extracted from a surface mining operation or “pit”. The geometry of the pit may vary with the characteristics of the ore body.

“ore” means a mixture of material containing minerals from which at least one of the minerals can be mined and processed profitably.

“ore body” means a well-defined mass of material of sufficient mineral content to make extraction economically viable.

“ore grade” means the average amount of mineral contained in a tonne of mineral-bearing ore expressed in grams per tonne, or percent per tonne.

“Orogen” means Gold Fields Orogen Holding (BVI) Limited, a subsidiary of Gold Fields.

“OSINERGMIN” means Supervisory Agency for Investment in Energy and Mining.

“ounce” means one troy ounce, which equals 31.1035 grams.

“overburden” means the soil and rock that must be removed in order to expose an ore body.

“Performance Shares” means performance shares issued under the Gold Fields share plan dated May 22, 2012, as amended, or the Gold Fields minimum requirement policy dated November 2015.

“porphyry” means an igneous rock of any composition that contains larger, well-formed mineral grains in a finer-grained groundmass.

“probable Mineral Reserve” (or “probable Reserve”) means the economically mineable part of an indicated and, in some circumstances, a measured Mineral Resource. The confidence in the modifying factors applying to a probable Mineral Reserve is lower than that applying to a proved Mineral Reserve.

“production stockpile” means the selective accumulation of unprocessed ore which is actively managed as part of the current mining and processing operations. Material resulting from mining or processing operations.

“prospect” means to investigate a site with insufficient data available on mineralisation to determine if minerals are economically recoverable.

“prospecting right” means permission to explore an area for minerals.

“proved Mineral Reserve” (or “proved Reserve”) means the economically mineable part of a measured Mineral Resource. A proved Mineral Resource implies a high degree of confidence in the modifying factors.

“RC” means reverse circulation.

“refining” means the final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

“rehabilitation” means the process of restoring mined land to a condition approximating its original state.

“rock dump” means the historical accumulation of waste or low grade material derived in the course of mining which could be processed in order to take advantage of spare processing capacity.

“Royalty Act” means the South African Mineral and Petroleum Resources Royalty Act, No. 28 of 2008.

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“run of mine”, or “RoM” when used with regard to grade, is a term to describe the average grade of the ore mined.

“SAG” means semi-autogenous grinding.

“S&P” means Standard & Poor’s Rating Services.

“sampling” means taking small pieces of rock at intervals along exposed mineralisation for assay (to determine the mineral content).

“SAMREC Code” means the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (2016 Edition) prepared by the South African Mineral Resource Committee (SAMREC) under the joint auspices of the Southern African Institute of Mining and Metallurgy and the Geological Society of South Africa.

“Scope 1 and 2” means Gold Fields has announced a range of ESG-related targets for 2030 and beyond, including decarbonisation targets to achieve a 50% absolute and 30% net emissions.

“seismicity” means a sudden movement within a given volume of rock that radiates detectable seismic waves. The amplitude and frequency of seismic waves radiated from such a source depend, in general, on the strength and state of stress of the rock, the size of the source of seismic radiation and the magnitude and the rate at which the rock moves during the fracturing process.

“semi-autogenous grinding mill”, or “SAG mill” means a piece of machinery used to crush and grind ore which uses a mixture of steel balls and the ore itself to achieve comminution. The mill is shaped like a cylinder causing the grinding media and the ore itself to impact upon the ore.

“SENACE” means National Environmental Certification Service for Sustainable Investment

“shear zone” means the Archaean orogenic greenstone gold hosted gold camps, where St. Ives is located.

“SMA” means the environmental regulator of Chile.

“SLP” means Social and Labour Plan.

“South African Carbon Tax Act” means the South African Carbon Tax Act.

“South Deep Dividend”, as used in the definition of adjusted free cash flow, means the dividend paid by South Deep to its indirect 10% outside Gold Fields Shareholders held pursuant to its black economic empowerment transaction.

“South Deep JV” means the Barrick-Western Areas Joint Venture.

“stockpile” means a store of unprocessed ore, which is material resulting from mining or processing operations.

“stope” means the underground excavation within the ore body where the main mineral production takes place.

“stratigraphic” means the study of rock layers (strata) and layering (stratification) and is primarily used in the study of sedimentary and layered volcanic rocks. Stratigraphic modelling is often important in profiling the regional and local geology that has played a controlling role in mineralisation and ore body generation.

“stripping” means the process of removing overburden (waste material) to expose the ore for mining.

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“sulphide” means a mineral characterised by the linkages of sulphur with a metal or semi-metal, such as pyrite (iron sulphide). Also, a zone in which sulphide minerals occur.

“supergene” means ores or ore minerals formed where descending surface water oxidises the primary (hypogene) mineralised rock and redistributes the ore minerals, often concentrating them in zones. Supergene enrichment occurs at the base of the oxidised portion of the ore deposit.

“tailings” means finely ground rock from which the bulk of valuable minerals have been extracted by metallurgical processes.

“TSF” typically means a dam used to store by-products or tailing from mining operations after separating the ore from the gangue.

“Target” means the Australian government committed to reduce greenhouse gas emissions by 26% to 28% below 2005 levels by 2030.

“TRIFR” means total recordable injury frequency rate.

“tonnage” means the quantity of material where the tonne is an appropriate unit of measure. Typically used to measure Reserves of mineral-bearing material, or quantities of ore and waste material mined, transported or milled.

“waste” means rock mined with an insufficient mineral content to justify processing.

“Waste Act” means the South African National Environmental Management Waste Act, No. 59 of 2008.

“WGC” means World Gold Council.

“WHS Act” means the Work Health and Safety Act.

“WMC” means Western Mining Corporation.

“ZAR Borrowers” means GFI Joint Venture Holdings Proprietary Limited and Gold Fields Operations Limited.

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Schedule I
INTEGRATED ANNUAL REPORT FOR THE FINANCIAL YEAR
ENDED DECEMBER 31, 2021

See attached.

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GOLD FIELDS LIMITEDINTEGRATED ANNUAL REPORT 2021Creating enduring value beyond mining IAR1Gold Fields Integrated Annual Report 2021 22-26390-2 C1.1 P542
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ABOUT OUR COVERThe cover photo of our 2021 IAR shows the wind turbines at our Agnew mine in Western Australia.CREATING ENDURING VALUE BEYOND MINING ABOUT THIS REPORT3In these sections, we introduce our IAR and explain how we approached our reporting suite. We also provide an overview of our business, including how we created value through our business model, the Group’s top risks and associated opportunities, and the material matters that guided the content of this IAR. OUR BUSINESS6Where Gold Fields operates6Our business model8 Risks and opportunities10Material matters18 GOVERNANCE AND LEADERSHIP19In this chapter, our Chairperson gives context to our reporting year, followed by our summarised governance report. Our CEO provides an overview of our 2021 performance and key strategic priorities.Chairperson’s report20Board governance22 Chief Executive Officer’s report292022 Group Scorecard36 MAXIMISE POTENTIAL FROM CURRENT ASSETS THROUGH PEOPLE AND INNOVATION38In this section, we unpack our 2021 performance against our three strategic pillars.Safety40Health and wellbeing42Fit-for-purpose workforce44Technology and innovation48Production and cost performance49 Strengthening the balance sheet54Consolidated income, cash-flow and balance sheet statements57 BUILD ON OUR LEADING COMMITMENT TO ESG60Our ESG priorities and 2030 targets62Environmental stewardship63Value creation for our stakeholders73 GROW THE VALUE AND QUALITY OF OUR PORTFOLIO OF ASSETS92Our portfolio and growth strategy94Update on Salares Norte and South Deep96Near-mine exploration98 Mineral Resources and Mineral Reserves summary100 ASSURANCE102This section includes internal and external assurance over selected sustainability data included in our IAR. Our independent auditor’s report, which provides assurance on our consolidated financial statements, is included in our 2021 Annual Financial Report (AFR).First Party: Internal Audit Statement104Independent assurance statement to the Board of Directors of Gold Fields Limited105Assured sustainability performance indicators108Assured South African Mining Charter performance indicators109Administration and corporate information111 linkedin.com/company/gold-fields business.facebook.com/GoldFieldsLTD @GoldFields_LTD instagram.com/goldfields_ltd/SEND US YOUR FEEDBACK We value your feedback on our reporting suite. To support our efforts to report on the issues our stakeholders care about, please provide any feedback and questions to investors@goldfields.com or sustainability@goldfields.com. You can also visit www.goldfields.com and download the feedback form. The non-financial statistics in this report are contained in the sustainability performance data spreadsheets on our website at: www.goldfields.com/sustainability-data.php Further reading available within this report Further information available online IAR 2 Gold Fields Integrated Annual Report 2021 22-26390-2 C1.1 P543

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Gold Fields Integrated Annual Report 2021 IAR Introduction About this report Through our integrated reporting suite, we intend to enable stakeholders – including our capital providers – to make informed decisions relating to the Group’s long-term prospects and ability to create and sustain value. This Integrated Annual Report (IAR), specifically, details how we created, preserved or eroded value during 2021. We fully embrace integrated thinking and aim to concisely and holistically unpack how our strategic pillars, material matters, risks and opportunities, operating environment and performance unlock value for stakeholders. FORWARD-LOOKING STATEMENTS This IAR contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933 (the Securities Act) and section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Such forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “anticipates”, “aims”, “continues”, “expects”, “hopes”, “may”, “will”, “would” or “could” or, in each case, their negative or other various or comparable terminology.These forward-looking statements, including, among others, those relating to Gold Fields’ future business prospects, revenues and income, and including any climate change-related statements, targets and metrics, wherever they may occur in this IAR, are necessary estimates reflecting the best judgement of Gold Fields’ senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Consequently, these forward-looking statements should be considered in light of various important factors, including those outlined in this IAR. Gold Fields undertakes no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. Refer to Gold Fields’ comprehensive forward-looking statements on www.goldfields.com ASSURANCEERM Southern Africa (ERM) provided independent reasonable assurance over key sustainability information in this report, which is prepared in accordance with the Global Reporting Initiative (GRI) Standard: Core option. As a member of the International Council on Mining & Metals (ICMM), we are committed to obtaining assurance in line with the ICMM sustainability report assurance requirements. ERM assured all five ICMM subject matters in line with the ICMM Assurance and Validation Procedure. The key sustainability performance data assured by ERM in 2021 is detailed on p105 – 110.REPORTING SCOPE AND BOUNDARY Our 2021 IAR provides a detailed view of Gold Fields for the financial year ended 31 December 2021. It includes material information relating to our nine operations in Peru, Australia, South Africa, West Africa (including our Asanko JV) and one project in Chile. We also include any material events after year-end and up to the Board approval date of 22 March 2022. We detail our geographical footprint on p6.The term “attributable” as it relates to production refers to 100% of our mines and projects except for Cerro Corona (99.5%), Damang (90%), Tarkwa (90%), Gruyere (50%), South Deep (96.43%) and Asanko (45% equity share). The term “attributable” as it relates to Mineral Reserves and Mineral Resources refers to 100% of our mines and projects, as well as Cerro Corona (99.5%), Damang (90%), Tarkwa (90%), Gruyere (50%), Asanko (45%) and Far Southeast (FSE) (40%). The exception is attributable Mineral Reserves and Mineral Resources at South Deep (90.5%). The term “managed” relating to production and Mineral Reserves and Mineral Resources refers to 100% of our mines and projects, as well as Gruyere (50%), Asanko (50%) and FSE (40%). The net debt:EBITDA ratios mentioned in this report refer to adjusted EBITDA, while we present Group and mine All-in costs (AIC) and All-in sustaining costs (AISC) in terms of the original World Gold Council interpretation.Non-financial data included in this IAR relates to our eight operating mines and excludes our non-managed Asanko joint venture (JV) and the Salares Norte project in Chile, unless stated otherwise. Socio-economic development (SED) spend includes the South Deep trusts and project spend.For 2021, we used average exchange rates of R14.79/US$1 and US$0.75/A$1 (2020: R16.38/US$1 and US$0.69/ A$1; 2019: R14.46/US$1 and US$0.70/A$1). We used forecast exchange rates of R15.55/US$1 and US$0.76/A$1 for 2022. REPORTING LANDSCAPEIn preparing this IAR, we complied with the GRI Standards: Core option and the International Integrated Reporting Council’s (IIRC) International <IR> Framework. As detailed on p5 of our AFR, we also aligned this report with a range of additional codes, frameworks and standards, including the King IV Report on Corporate Governance for South Africa 2016 (King IVTM1). On occasion, we use non-International Financial Reporting Standards (IFRS) measures in the IAR, as defined on p63 of the AFR. 1 Copyright and trademarks are owned by the Institute of Directors in South Africa NPC and all of its rights are reservedGold Fields also subscribes to, aligns with or is a member of several sustainability standards, reporting frameworks and indices. 3 22-26390-2 C1.1 P544

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4 Gold Fields Integrated Annual Report 2021 About this report continued A-rating(2021)3rd goldminer(2021)E1 S1 G1(2021)6th goldminer(2021)3rd miner(2021) INDICES HOST COMMUNITIES CAPITAL PROVIDERS BUSINESS PARTNERS EMPLOYEES GOVERNMENTOur Key StakeholdersIndices, Reporting and Standards STANDARDS REPORTING FRAMEWORKS IAR reporting boundaryFINANCIAL REPORTING BOUNDARY JOI JOI JOI JOI JOI JOI JOI NT NT NT NT NT NT NT VEN VEN VEN VEN VEN VEN VEN TUR TUR TUR TUR TUR TUR TUR ES ES ES ES ES ES ES INV INV INV INV INV INV INV EST EST EST EST EST EST EST MEN MEN MEN MEN MEN MEN MEN TS TS TS TS TS TS TS SUB SUB SUB SUB SUB SUB SUB SID SID SID SID SID SID SID IAR IAR IAR IAR IAR IAR IAR IES IES IES IES IES IES IES Our 2021 IAR reflects on Gold Fields’ financial and non-financial performance against our three strategic pillars, and how this created, preserved or eroded value for our key stakeholders – governments, employees, business partners, capital providers and host communities. Our financial reporting boundary includes the financial performance of our subsidiaries, JVs and investments. IAR 22-26390-2 C1.1 P545

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Gold Fields Integrated Annual Report 2021 IAR IntroductionICMM, GRI AND UN SDG ALIGNMENTThe IAR forms part of our compliance with the GRI Standards and the reporting requirements of the ICMM Sustainable Development Framework, Principles and Position Statements (see p105 – 110 for the assurance hereof). Our compliance with the ICMM is addressed throughout this report and on our website, and details:• How our sustainable development policies align with the ICMM’s 10 Principles and mandatory Position Statements • How we identify specific sustainable development risks and opportunities • The systems and approaches we implemented to manage the sustainable development risks and opportunities identified• Our performance across the identified material sustainable development risks and opportunitiesWe present our self-assessment of adherence with the ICMM Principles and Position Statements online. We also align with the 10 Principles of the United Nations Global Compact (UNGC). We consider that this IAR, together with additional documents available on our website, complies with the requirements of the GRI Standards. Disclosures in accordance with the GRI Standards can be accessed atwww.goldfields.com/sustainability-overview.php INTEGRATED ANNUAL REPORTOur primary report to stakeholders, detailing the Group’s value creation story over time Our online IAR portal can be accessed at www.goldfields.com/2021-annual- report-suite.php from end-April 2021 onwardsANNUAL FINANCIAL REPORTOur full Corporate Governance Report, Board and Board committee reports, Directors’ Report, Remuneration Report and Annual Financial Statements, fulfilling our statutory financial reporting requirementsMINERAL RESOURCES AND MINERAL RESERVES SUPPLEMENTDetailed technical and operational information relating to our mines and growth projectsNOTICE OF ANNUAL GENERAL MEETINGThe resolutions to be tabled to shareholders at our Annual General Meeting (AGM)CLIMATE CHANGE REPORTOur Climate Change Report in alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD)REPORT TO STAKEHOLDERSAn overview of our contributions to our key stakeholders, as well as recent developments impacting these relationshipsGRI CONTENT INDEXThe IAR is compiled to comply with the GRI Standards: Core option. The GRI Content Index cross-references to the ICMM Principles, UNGC Principles, UN SDGs and the Sustainability Accounting Standards Board (SASB), since amalgamated under the Value Reporting FoundationREPORTING SUITE As a responsible gold miner, we believe we can contribute to lasting socio-economic development in our host communities and governments. Our vision is to be the preferred gold mining company delivering sustainable, superior value and, in pursuit of this, we positively contribute directly and indirectly to 11 SDGs to enable meaningful change in our sector. 3GOOD HEALTH AND WELLBEING QUALITYEDUCATION4 6CLEAN WATER AND SANITATION AFFORDABLE AND CLEAN ENERGY7 ECONOMICGROWTH8 9INDUSTRY, INNOVATION AND INFRASTRUCTURE 11SUSTAINABLECITIES 12RESPONSIBLECONSUMPTION 13CLIMATEACTION 15LIFE ON LAND 17PARTNERSHIPS Details of our commitment to the relevant SDGs can be found on our website www.goldfields.com/sustainabilityBOARD APPROVALGold Fields’ Board of Directors acknowledges its responsibility to ensure the integrity of this IAR. It believes that the 2021 IAR addresses all matters that could substantively impact the Group’s ability to create value over the short, medium and long term, including Gold Fields’ strategic objectives. The Board is also of the opinion that this report materially complies with the relevant statutory and regulatory requirements – particularly the International <IR> Framework, IFRS and the South African Companies Act No 71 of 2008 (as amended).The preparation of this report was driven by senior management. As part of our comprehensive internal and external review process, the IAR was submitted to the Group’s Audit Committee for review, who recommended it to the Board for approval. The Board unanimously approved the 2021 IAR and 2021 AFR – including our Annual Financial Statements – on 31 March 2022.Cheryl Carolus 5 22-26390-2 C1.1 P546

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6 Gold Fields Integrated Annual Report 2021 Our business Gold Fields has nine operating mines in Australia, Peru, South Africa and West Africa(including the Asanko JV) and one project in Chile. We have total attributable annual gold-equivalent production of 2.34Moz, attributable gold- equivalent Mineral Reserves of 48.6Moz and Mineral Resources of 111.8Moz. Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Stock Exchange (NYSE). GROUP OVERVIEWSafetyFatal incident1TRIFR2.16Workforce Employees5,957Contractors16,153Attributable production (koz)2,340AIC (US$/eq-oz)1,297Adjusted free cash-flow (US$m)1463Attr Gold-eq Mineral Resources (Moz)3111.80Attr Gold-eq Mineral Reserves (Moz)48.60Carbon emissions (kt CO2e)2,256Gender diversity (% of total)22A globally diversified gold miner South Africa Americas Australia West Africa CONTRIBUTION TO GROUP ATTRIBUTABLE PRODUCTION ChileGhana Peru South AfricaAustralia 10%44%34%12%IAR 22-26390-2 C1.1 P547

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Our business

2021 performance

AMERICAS

Mine: Cerro Corona in Peru – copper, gold (open-pit mine)

Project: Salares Norte in Chile – gold, silver deposit

Safety (TRIFR) (Cerro Corona)	0.90
Workforce	
Employees	639
Contractors	6,264
Attributable gold-eq production (koz)	247
AIC (US$/eq-oz)	1,040
Adjusted free cash-flow (US$m)[2]	57
Attr Gold Mineral Resources (Moz)	5.74
Attr Gold Mineral Reserves (Moz)	4.57
Carbon emissions (kt CO_2e)	133
Gender diversity (% of total)	27

SOUTH AFRICA

Mine: South Deep (underground mine)

Safety	
Fatal incident	1
TRIFR	3.02
Workforce	
Employees	2,317
Contractors	2,193
Attributable production (koz)	282
AIC (US$/oz)	1,379
Adjusted free cash-flow (US$m)[2]	97
Attr Gold Mineral Resources (Moz)	55.36
Attr Gold Mineral Reserves (Moz)	29.13
Carbon emissions (kt CO_2e)	536
Gender diversity (% of total)	24

AUSTRALIA

Mines: St Ives, Granny Smith, Agnew and Gruyere (50/50 JV) (open pit and underground mines)

Safety (TRIFR)	6.21
Workforce	
Employees	1,773
Contractors	1,667
Attributable production (koz)	1,019
AIC (US$/oz)	1,146
Adjusted free cash-flow (US$m)[2]	466
Attr Gold Mineral Resources (Moz)	20.07
Attr Gold Mineral Reserves (Moz)	7.87
Carbon emissions (kt CO_2e)	776
Gender diversity (% of total)	22

WEST AFRICA

Mines: Tarkwa, Damang and Asanko (50/50 JV) in Ghana – open pit mines

Safety (TRIFR)[4]	0.41
Workforce[4]	
Employees	1,109
Contractors	6,029
Attributable production (koz)[4]	793
AIC (US$/oz)[4]	1,112
Adjusted free cash-flow (US$m)[2,5]	292
Attr Gold Mineral Resources (Moz)	12.92
Attr Gold Mineral Reserves (Moz)	5.80
Carbon emissions (kt CO_2e)	812
Gender diversity (% of total)	11

[1] *Cash-flow from operating activities less net capital expenditure, environmental payments, lease payment and redemption of Asanko preference shares*
[2] *Cash-flow from operating activities less net capital expenditure, environmental payments and lease payment from the eight mining operations*
[3] *Includes Gold-eq Mineral Resources from Far Southeast*
[4] *Excludes 45% of Asanko*
[5] *Includes 45% of Asanko*

Gold Fields | Integrated Annual Report 2021
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8 Gold Fields Integrated Annual Report 2021 Our business model INPUTSHUMAN CAPITAL(p44)Our employees and contractors provide the manpower, skills and expertise that drive our strategy. • 5,957 employees• 16,153 contractors• Ethical, accountable and transparent leadership•Attracting, developing and retaining top skills in a highly competitive environment• Sourcing the right skills from our host communities• Increasing the diversity of our workforceNATURAL CAPITAL (p63)Water security and reliable energy supply are critical to our mining and processing activities, while access to land enables us to extract gold and copper resources. • 13.9PJ of energy consumption• 18.5GL water withdrawn•Mitigating the impact of climate change on our operations and host communities• Operating in water-stressed regions• Securing a steady power supply and managing the increased cost of energySOCIAL AND RELATIONSHIP CAPITAL(p73)The quality and strength of our stakeholder relationships – including governments – as well as partnerships with host communities, support our licence to operate and the sustainability of our business. • Inclusive Stakeholder Engagement and Relationship Policy • Sound and transparent working engagements with governments at national, regional and local levels• Open and honest relationships with our host communities•Addressing the trust gap between governments, miners and communitiesFINANCIAL CAPITAL (p54)We require financial capital to expand our footprint, which is provided by banks, shareholders and bond-holders. • US$1,089m capital expenditure (excluding Asanko)• US$463m adjusted free cash-flow generated•Managing the impact of market sentiment and geopolitical developments on the gold price and foreign exchange ratesMANUFACTURED CAPITAL (p49)Our manufactured capital refers to our investment in machinery, equipment, technology and ICT infrastructure at our mines and projects. It also includes the goods and services we need to develop and sustain these assets. • Nine operating mines (including our Asanko JV) and one project• US$576m sustaining capital and US$513m growth capital• Strong Mineral Reserves and Resources position•Maintaining and monitoring ageing infrastructure at our older mines• Balancing the requirement of modernising our mines with reducing costsINTELLECTUAL CAPITAL (p48)Our people and partners’ intellectual input informs our strategic objectives, drives innovation and efficiencies, and aids risk management. This is underpinned by a strong ethos of good governance and ethics. • Innovation and technology that improve cost, safety and productivity• Modernisation strategy • Business improvement initiatives• Developing the right talent to meet the future needs of an increasingly mechanised, modernising and automated mining industry• Reskilling the existing workforce to ensure we can retain their experience and knowledge Constraints to the availability of our inputs BUSINESS PROCESSESOUTCOMES FOR THE BUSINESS AND STAKEHOLDERS DURING 2021 HUMAN CAPITALNATURAL CAPITAL(+)US$463m paid in salaries and benefits(+)Zero Level 3 – 5 environmental incidents for the third consecutive year(+)US$8.3m spent on training and development(+)Recycled 75% of water withdrawn and reduced our freshwater intake by 35% against a 2018 baseline (―)One fatal incident(+)Achieved an A- score in the CDP’s Water Disclosure Project(―)17 deaths among our people due to Covid-19- related illnesses(―)2.26Mt CO2e emissions (2020: 2.12Mt CO2e)(―)12 new cases of Silicosis submitted to health authorities(―)213Mt of total material moved(―)Nine serious injuries(+)All mines implemented at least 93% of their progressive rehabilitation plans(+)22% of our total workforce are women, including women in leadership (2020: 20%)(―)Sixcommunity grievances relating to environmental stewardship+ Positive outcomes ―Negative outcomes EXPLORATION DEVELOPMENT MINING PROCESSING MINE CLOSURE Our vision and new purpose statement manifests through our three strategic pillars, enabling us to deliver sustainable value for our stakeholders. We have built a geographically diversified portfolio with nine mines and one project in five countries by focusing on: 3GOOD HEALTH AND WELLBEING 3GOOD HEALTH AND WELLBEING QUALITYEDUCATION4 AFFORDABLE AND CLEAN ENERGY7 ECONOMICGROWTH8 ECONOMICGROWTH8 13CLIMATEACTION 6CLEAN WATER AND SANITATION IAR 22-26390-2 C1.1 P549

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Gold Fields Integrated Annual Report 2021 IAR Our business SOCIAL AND RELATIONSHIP CAPITALFINANCIAL CAPITALMANUFACTURED CAPITALINTELLECTUAL CAPITAL(+)US$16m invested in programmes and projects that benefit our host communities(+)US$913m in adjusted free cash-flow from operations (+)US$375m spent on Salares Norte project capital(+)Continued investment in South Deep, South Africa’s largest bulk, mechanised, underground gold mine(+)54% of workforce employed from our host communities (+)US$457m paid in interest and dividends(+)Invested US$61m in near-mine exploration (including Salares Norte)(+)South Deep constructing a 50MW solar plant(+)31% (or US$709m) of total procurement costs spent with host community enterprises(+)Net debt decreased to US$969m(+)Damang Reinvestment project set to reach peak production in 2022 before output falls(+)Salares Norte signs contract to use dry-stack tailings, one of the most environmentally responsible tailings solutions(+)86% of our employees are from our countries of operation and 96% of all goods and services are procured in-country(+)JSE share price up 27%; NYSE share price up 19%(―)Lost 29.6koz of production due to impact of the Covid-19 pandemic(+)Increased use of real-time data to enable decisions that facilitate safer and more productive mines(+)US$558m paid to governments in taxes and royalties(+)Total dividend of R4.70/share declared(―)Mineral Reserves down 7% post-depletion(―)65 community grievances (59 resolved during 2021)(+)US$510m in gross mining closure liabilities(―)20% rise in AIC, largely due to Salares Norte capex and stronger exchange rates(+)US$29m spent on Covid-19- related programmes to assist our employees, communities and governments (+)Continued improvement in production and costs at the South Deep mine amid successful implementation of restructuring initiatives 2.34Mozof attributable gold-eq production (p49)25.9ktof attributable copper production (p51)155Mtmining waste produced (p72)58Mtof tailings waste (p71)9.4Glof freshwater used (p66)2.26MtCO2-e emissions (p68)We manage our portfolio actively and aim to continually improve its quality by decreasing All-in Costs (AIC) and, ultimately, increasing free cash-flow (FCF) margin per ounce of gold produced.Across these activities, we:• Acquire or develop lower-cost (than Group average), longer-life assets• Extend our current assets’ lives-of-mine through near-mine brownfields exploration• Capture in-country opportunities to leverage our existing footprint• Dispose of higher-cost, shorter-life assets that management believes can be better served by a company that has more time and resources to commit to them 3GOOD HEALTH AND WELLBEING AFFORDABLE AND CLEAN ENERGY7 ECONOMICGROWTH8 ECONOMICGROWTH8 ECONOMICGROWTH8 9INDUSTRY, INNOVATION AND INFRASTRUCTURE 9INDUSTRY, INNOVATION AND INFRASTRUCTURE9 22-26390-2 C1.1 P550

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10 Gold Fields Integrated Annual Report 2021 Risks and opportunities Gold Fields’ approach to enterprise risk management is based on the requirements of King IV, the South African Corporate Governance Code of Conduct and ISO 31000, the international guideline on risk management. The Group also subscribes to the risk management requirements of the ICMM’s 10 Principles. Gold Fields’ enterprise risk management (ERM) process comprises the following three pillars, which are deployed intuitively and form part of our day-to-day operations: Strategic risk management: Developing and integrating sound, sustainable business controls that reduce the Company’s exposure to material risks to an acceptable level, ensuring business and strategic objectives are achievedOperational risk management: Continuously identifying, quantifying and mitigating operational risks to create a safe, healthy and efficient business environment and reduce business disruptions to achieve operational targetsCatastrophic risk management: Identifying potential disastrous events that may cause loss of life, extensive damage to infrastructure and prolonged production losses; implementing mitigating actions, strategies and policies to prevent or reduce the risk effect by strengthening resilience to absorb or reduce losses Risk management is integrated and woven into all our business processes. Leadership teams at corporate, regional and mine level conduct formal risk management reviews quarterly, assessing risks to the business and tracking and monitoring progress against mitigating actions. These reviews are then presented to the Board’s Risk Committee twice a year for verification. As a global company, we continue to be shaped by the external dynamics of the regions where we operate. We discuss the impact of longer-term, emerging global trends in general and on Gold Fields on p15.RISK APPETITE AND TOLERANCE During the year, we reviewed and enhanced our Risk Appetite and Tolerance (RA&T) Standard to ensure we approach risk management consistently at both Group level and regional operations. The standard provides minimum requirements and good practice principles to guide RA&T levels at strategic and operational risk management levels.Understanding the relationship between our strategy and our approach to evaluating risks as a basis for setting RA&T is crucial. Firstly, RA&T does not relate to the risk itself, but rather the consequences of such a risk – this distinction is important to establish a practical set of RA&T positions.We use our strategic objectives as a starting point, the achievement of which is critical for setting our RA&T levels. It follows that the consequences of the risks we are exposed to can create a variance from where we aim to be in terms of our strategic objectives. The level of variance we are willing to accept without making significant changes to the strategic objective sets the variance point for our risk appetite, while the level of variance we can accept before we need to review our risk treatment plans determines our tolerance position. The amount of variance we can accept or tolerate is typically linear, expressed as a varying consequence of one or more risk consequences. To support the achievement of strategic objectives and business plans, and to ensure tolerance positions are not breached, Gold Fields has a comprehensive monthly and quarterly business review and monitoring process in place. Performance is monitored and shortcomings are addressed swiftly and effectively. A colour-coding system is used during presentations to alert executives if targets are being achieved, and enables discussions around remediation measures. Shortly after the quarterly business reviews are concluded, the Board of Directors conducts quarterly governance and oversight meetings, during which significant aspects of the business are comprehensively questioned and reviewed. Any misalignment with Company objectives or good corporate governance is discussed and remedial action requested. This is in line with our formal Approval Framework, which strictly defines decision parameters and risk tolerance. For a more detailed assessment on how we determine our risks and materiality, see www.goldfields.com/risk-materiality.phpIAR 22-26390-2 C1.1 P551

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Gold Fields Integrated Annual Report 2021 IAR Our businessTop 15 Group risks in 2021 SEVERITY PROBABILITY 1 2 3 4 6 5 8 10 7 9 11 12 13 14 15 RISKS AND OPPORTUNITIESMITIGATING ACTIONS 1(2020: 2)GOLD/CURRENCIESGold price and currency exchange rate volatilityWe design our business plans based on a conservative gold price and set FCF targets for our operations. This was reinforced by our new strategy, which stresses asset optimisation. These plans are then monitored through monthly and quarterly cost, capital and production reviews, where we discuss and implement remedial action, if required. We do not hedge metal or foreign exchange prices, unless we seek to protect cash-flows at times of significant capex, to address specific debt servicing requirements or to safeguard the viability of higher-cost operations.Potential impact of Covid-19The gold price traded above US$1,800/oz since the start of the pandemic. Investors turned to gold as a safe haven following the outbreak of Covid-19 and the resultant global economic uncertainty. With the pandemic abating, geopolitical risks, particularly the conflict in Ukraine, have ensured further increases in the gold price. 2(2020: 4)POLITICAL RISK/RESOURCE NATIONALISMResource nationalism, regulatory uncertainty and government impostsGold Fields, on its own and in conjunction with its peers, seeks to address the trust gap that often exists between governments and miners. Our government action plans, which were updated in 2021, rely on strengthened engagement with governments at all levels, continued rollout of Shared Value projects that benefit host communities, and improved communication on the socio- economic benefits of mining for host countries and host communities. Legal actions are only considered as a last resort, and even then mostly in conjunction with our peers in a country of operation. The Board is appraised of social and political risks annually through external reports.Potential impact of Covid-19The economic impact of the Covid-19 pandemic will likely be felt for the near future, and we expect that governments will eventually seek additional tax income from corporations. The gold industry could be a specific target, as governments perceived it to have benefited from a higher gold price. 3(2020: 6)INFLATION/MINING COSTSRising mining costs, including those relating to ESGWe have business, productivity and cost improvement processes and programmes in place at all our operations, which are supported by the implementation of our innovation and technology (I&T) strategy to reduce costs and enhance revenue generation. We conduct monthly and quarterly business cost and capital reviews to ensure spending remains in line with plans. Our mines provide cost guidance to the market at the beginning of each financial year.Potential impact of Covid-19Mining companies were already exposed to higher inflation prior to the pandemic, and Covid-19 may lead to additional costs.11 22-26390-2 C1.1 P552

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12 Gold Fields Integrated Annual Report 2021 Risks and opportunities continued RISKS AND OPPORTUNITIESMITIGATING ACTIONS 4(2020: 5)MINERAL RESOURCES AND MINERAL RESERVES Failure to replace Mineral Resources and Mineral Reserves (growth through brownfields, greenfields and mergers and acquisitions)We continue to evaluate value-accretive opportunities to expand our business, including acquisitions, disposals, JVs, new mine builds and other strategic projects. The construction of our latest project, Salares Norte, is progressing against plan, and we have provided for additional exploration budget. Our regions all have comprehensive near-mine exploration programmes in place, and we monitor our performance against these programmes during our quarterly business reviews. Over the past 10 years, our Australian mines have consistently replaced depleted Mineral Reserves and more. 5(2020: 12)SKILLSUnable to attract and retain diverse talent and skillsGold Fields’ business depends on fit-for-purpose human resource (HR) structures to meet operational requirements. We focus on developing a high- performance culture through our performance management system and by having the appropriate succession plans and talent reviews in place. Above all, we seek to provide competitive and incentive-focused remuneration packages that attract and retain skills that are highly sought after. We also developed and implemented a diversity and inclusion dashboard to track our progress in building a more diverse workforce.Potential impact of Covid-19 Covid-19 restrictions on movement of employees, both internationally and within countries, has resulted in skills shortages, particularly at our Australian operations and at Salares Norte. 6(2020: 16)SALARES NORTEDelays and cost overrun relating to the construction and early-stage mining of the Salares Norte projectWith construction starting at Salares Norte during 2020, our team implemented robust project control systems. Performance against our project plan is monitored weekly and monthly, and the project is tracking against plan. We continue to adhere to government-related Covid-19 restrictions, rules and laws, and have increased camp capacity to accommodate the required workforce. We do not currently envisage any delays to the construction process and expect project completion by Q1 2023.Potential impact of Covid-19Covid-19 restrictions on movement of employees, as well as material and machinery, resulted in some delays, though we managed to prioritise delivery of essential items over non-critical ones. 7(2020: 7)SAFETYSafety and health of our employees, including occupational illnessesThe safety, health and wellbeing of our employees is paramount. With safety as our number one priority, we continuously review and upgrade our safety systems, cultures and programmes. In 2019, we implemented our Courageous Safety Leadership programme throughout the Group, which is complemented by critical controls, behaviour-based safety and Visible Felt Leadership programmes in all our regions. All operations are certified to the leading ISO 45001 health and safety standard. 8(2020: 9)CLIMATE CHANGEFailure to implement climate change adaptation measuresGiven the growing concern and uncertainty around extreme weather events, we are reviewing our climate change vulnerability risk assessments and, where necessary, adapting our approach in response to the changing environment. We continue to enhance the resilience of our operations – by, for example, rolling out renewable energy initiatives – while also improving our disclosure and implementing measures to adapt to climate-related changes at an operational level. We periodically assess and, where possible, mitigate the impact of climate change on our operations and our host communities. 9(2020: 3)SOUTH DEEPFailure to maintain performance momentum and alignment with the build-up planSouth Deep achieved its business plan of 9,000kg (288koz). The South Deep team will continue to use their established management system to drive disciplined execution of the mine’s business plan, while implementing business improvement initiatives across the value chain to position the mine for sustainable production.IAR 22-26390-2 C1.1 P553

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Gold Fields Integrated Annual Report 2021 IAR Our business RISKS AND OPPORTUNITIESMITIGATING ACTIONS 10(2020: 10)CYBERCRIMECybercrime/loss of information and communication technologies (ICT) dataWe continue to protect operational technology to decrease disruptions and ensure business continuity. Due to the dramatic increase in cybercrime globally, we implemented a software platform across the Group to safeguard infrastructure critical to our sustainability. Furthermore, we embedded additional software precautions at the onset of Covid-19 to protect our business against attacks as our people transitioned to home offices. All our mines and offices, with the exception of those in Chile, are ISO 27001 cybersecurity certified.Potential impact of Covid-19Cybercrime increased significantly during the pandemic, with cybercriminals taking advantage of employees working from home with limited ICT protection in place. 11(2020: 11)SOCIAL LICENCELoss of social licence to operate and stakeholder value creationWe continue to strengthen the relationships with our host communities through enhanced stakeholder engagement and community relations programmes. Furthermore, we continue to invest in Shared Value projects that benefit our operations and host communities in Ghana, Peru, Chile and South Africa. These projects focus on host community employment, procurement and SED investments. In Australia, we have developed an Aboriginal engagement strategy for approval and implementation, as well as a Reconciliation Action Plan (RAP) to guide relations with and create opportunities for Indigenous Peoples at our mines.Potential impact of Covid-19The pandemic escalated economic hardships in our host communities, who now have increased expectations that our mines will provide financial and other assistance to alleviate their burden. 12(2020: 13)WATER SECURITYWater pollution, security and reduction in freshwater consumptionAll our operations are certified to the ISO 14001 environmental standard, which require sound water management and disclosure. Furthermore, we developed and integrated three-year regional water management plans with our 2021 business plans across our operations. Finally, water recycling, reuse and conservation practices are in place in all regions, with targets achieved for 2021. 13(2020: 1)COVID-19The impact of Covid-19 on our employees, communities and business planOur mines adhere strictly to the recommendations of the World Health Organization and other medical experts, as well as country-specific regulations, government decrees and protocols. Our vaccination campaigns among employees and contractors are our primary defence against the virus, and by end-March about 85% had been fully vaccinated. We continue to implement other protection measures at our operations and provide support to our employees who have been affected. We are also looking at ways of entrenching the “new normal” – such as remote working and restricted travel – in our ways of working. 14(2020: 15)GHANA CONTRACTORSChallenges with local mining contractors in GhanaWe work closely with the two Ghanaian mining contractors at our Tarkwa and Damang operations to ensure they meet their contractual obligations to the mines, while, at the same time, remaining financially sound. This required renegotiations of their contracts and bringing in original equipment manufacturers (OEMs) to provide technical assistance for fleet maintenance, as well as financial support to provide debt relief and to procure additional fleet. 15(new risk)ESGStakeholder expectations, cost of capital and consequences of failure to meet targetsIn 2021, our Board approved our 2030 ESG targets, which were made public on 1 December 2021. The targets were arrived at after extensive work with our operations, including setting capital budgets, to make sure that, while ambitious in nature, they are achievable. We will also report on an annual basis of our progress in achieving our 2030 targets. We see this strengthened commitment to ESG as an opportunity to build on our leadership position and strong reputation in this regard.13 22-26390-2 C1.1 P554

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14 Gold Fields Integrated Annual Report 2021 Catastrophic risks Every quarter, we review the catastrophic operating risks that could potentially occur at our mines and projects to ensure the necessary controls are in place to manage these risks. Where appropriate, we introduce additional mitigating controls to reduce our risk even further. Catastrophic risks could lead to disastrous events that could lead to loss of lives and injuries, severely impact our reputation and undermine the viability of our business. Accordingly, we continually seek to enhance our ERM process of managing and governing these risks. We therefore renewed our approach to defining and assessing catastrophic risks, which entails developing a separate framework and set of Group standards, along with an in-depth review by subject matter experts to further safeguard our employees, communities, environment and reputation.RISKSMITIGATING ACTIONS 1TSF FAILURE Sudden and significant tailings dam wall failureWe strive to fully comply with the Group’s TSF Management Policy and Tailings Management Guideline, as well as international guidelines for TSFs – including, for example, ANCOLD, SANS and CDA. Our combined assurance approach is bolstered by the annual Independent Geotechnical and Tailings Review Board (IGTRB) at Cerro Corona (Peru) and Tarkwa (Ghana). In addition, we are in the process of implementing the Global Industry Standard on Tailings Management (GISTM) with timing in accordance with ICMM targets. 2GEOTECHNICAL Significant pit wall slope or underground failureWork conducted by the Geotechnical Review Board – consisting of independent and internal industry experts – continued at South Deep for all major projects, the Australian underground operations, when necessary, and for all pit cutbacks at our other operations in Australia, Ghana and Peru. 3FLOODING Major incident causing loss of life and property damageGold Fields’ mines are typically designed with consideration of probable precipitation and flood modelling in mind to ensure appropriate mitigation measures are incorporated. Flooding and other associated risks form part of the ICMM’s Critical Control Management programme, where control measures are audited internally and verified by independent parties. Independent consultants carried out indicative climate change risks and vulnerability assessments in 2021. More comprehensive assessments are planned to be carried out for Cerro Corona and Tarkwa in 2022 to support the updates and development of internal guidelines and standards. This work will also support our GISTM conformance programme. 4EZULWINI AND COOKE 3, 2 AND 1 Impact of Ezulwini and Cooke 3, 2 and 1 rewatering on South DeepThe reinforced concrete water plugs between South Deep and Ezulwini are subject to robust inspections, regularly planned maintenance and a condition-monitoring programme to ensure their integrity. In addition, there is a legal process for Ezulwini’s closure underway, in which we participate as an interested party backed by a robust legal strategy. South Deep is also seeking to work with Ezulwini to find alternative solutions to use the mine water. 5TRANSPORTATION Major bus or aircraft incident while transporting employeesAs far as reasonably practicable, we divide employees between flights to avoid entire teams travelling together. We only use reputable and accredited airline companies, and where it is necessary to charter flights, these companies must be accredited by their respective civil aviation authorities, WYVERN or BARS. The use of technology, like video conferencing facilities, and our regionalised model assists in reducing air travel and the Group’s carbon footprint. Where we use buses to transport employees, we follow a rigorous selection process to award transport contracts. We also apply strict transportation standards, including inspection and maintenance, and are continually seeking to implement new technology to protect our employees against any accidents. 6INFRASTRUCTURE Significant and sudden failureWe implement comprehensive planned maintenance systems on all our fixed infrastructure, machinery and equipment, which are supported by condition monitoring by third-party specialists and original equipment manufacturers. Shafts at South Deep are operated by skilled and experienced personnel and are subject to robust operating standards and procedures, regulatory examinations and compliance audits. We conduct in-depth structural inspections using third-party specialists and, where necessary, remediation. Critical spares and contingency plans are kept updated to ensure rapid recovery in case of a breakdown. 7FIRE AND EXPLOSION Major incident causing loss of life and property damageMandatory codes of practice and mine standards for fire prevention and flammable gas explosions are implemented and adhered across our operations. As part of our Critical Control Management programme, we regularly implement and verify our controls for fires and explosions. Automatic fire detection and suppression systems are placed on planned maintenance schedules and checked at a predetermined interval. The use of self-contained self-rescuers is compulsory at all our underground operations. The transportation of explosives by our contractors is also strictly monitored.IAR 22-26390-2 C1.1 P555

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Gold Fields Integrated Annual Report 2021 IAR Our businessEmerging global trendsAs part of our 2021 emerging risk analysis, we took a broader perspective and considered relevant risk reports and surveys published by Ernst & Young, the World Economic Forum, Global Risks and Deloitte & Touche, and integrated their findings with the work done last year on emerging risks by the ICCM in partnership with Brodie Consulting. As a global company, we continue to be shaped by the external dynamics in the regions where we operate. We closely observe these longer-term strategic and emerging risks, prioritising them as needed, including them in our strategic planning reviews and adjusting our mitigating actions accordingly to protect the sustainability of our business. While most of our top 10 Group strategic risks will remain relevant in the long term, we specifically monitor any developing and emerging trends that may affect our business in the long term and could require changes or adjustments to our strategy. Emerging global trendContextStrategic responses to strengthen our future market positionEmbedding ESG priorities into the business and adapting to extreme climate change impactsThe adoption of ESG standards has become a basic requirement for most large companies and investment funds. Globally, ESG assets are on track to exceed US$50tn by 2025, representing more than a third of the total projected US$140tn in total global assets under management. Currently, in the eyes of the public, the biggest societal ESG drivers appear to be climate change and diversity. Looking at the mining industry, the opportunity for transformation lies with the adoption of green energy to replace carbon-based sources. More broadly, the emerging trends suggest that the fundamental principle underpinning successful ESG transition will be integrating ESG commitments throughout the business. Furthermore, more sustainable investments may result in the creation of social, environmental and economic value. • Setting science-based decarbonisation targets, along with an accompanying roadmap to achieve 30% net emission reductions by 2030 and net zero by 2050• Setting 2030 targets for our other key ESG priorities: diversity, water management, community value creation, safety and health, environment and TSFs• Quantifying the financial value of natural resources, as well as our impact on them• Developing a governance framework and standards for catastrophic risks to assist with the management of the short and long-term impacts of climate change• Conducting regular climate change vulnerability assessments at our operations and with our stakeholders, and developing appropriate mitigation and adaptation strategiesImpacts of introducing new technologyDigital transformation – or the shift from largely isolated physical systems and technologies to integrated virtual, real-time, data-driven ones – offers huge opportunities for mining. It provides a way to leverage data for enhanced decision-making, quickly simulates changes to the value chain, and analyses the impact of new technologies and designs before implementation, among many other benefits. It will also open the doors to a new generation of younger, diverse talent with the vision and cultural expectations required for more agile mining and metals companies.• Investing in data innovation to enable real-time decision control and decision making• Integrating data across our value chain using real-time data platforms• Retraining and reskilling our workforce across the Group – including employees from our host communities• Implementing Gold Fields’ innovation and technology (I&T) strategy to improve safety, productivity and decrease cost• Leveraging the opportunity to transition to a virtual working environment to attract employees in the technology field without the need for relocationNew barometer of ethicsThe Covid-19 pandemic, which led to high levels of unemployment, substantially accelerated the erosion of trust around the world and highlighted how companies treat their employees. Furthermore, stakeholders increasingly perceive being a good employer with being a good business overall, with a company’s treatment of its employees as a barometer of trust.• Committing to a comprehensive range of long-term targets for key ESG priorities, such as decarbonisation, diversity, inclusivity and stakeholder value creation• Collaborating with key stakeholders to improve the general social perception of mining, and effectively applying the principles of a green and circular economy• Integrating our social licence to operate and social performance into business decision-making, ensuring it becomes as important as protecting the health and safety of our employeesCapitalism reformsThere is an increased urgency for businesses to be more responsible than ever before. This requires a renewed focus on purpose and moving towards integrating shareholder value with solving the problems of people and the planet. Corporate action is required to transform our current landscape into one that is more inclusive and cohesive by focusing on fairer market outcomes, investments that advance shared goals, stakeholder value creation and harnessing the innovations of the Fourth Industrial Revolution.• Developing and rolling out Gold Fields’ first-ever purpose statement, a revised vision statement and updated values• Linking remuneration to ESG performance metrics to incentivise change• Setting comprehensive, long-term ESG targets and integrating ESG as one of Gold Fields’ three new strategic pillars• More continuous stakeholder interactions, including non-governmental organisations (NGOs)• Communicating openly and transparently with our key stakeholders and the general public to further strengthen our reputation• Enhancing the compelling narrative on the importance of ESG to attract the next purpose-driven generationRadical transparencyThe importance of risks relating to the regulatory landscape, including compliance, are expected to significantly increase over the next few years. Trust in all information sources is at a record low, and pressure from stakeholders is driving an enhanced focus on transparency and ethical supply chains. It is essential that companies embrace digital technologies to keep up with increasingly stringent regulations, as well as customers’ expectations for transparency and disclosure.• Developing data platforms that provide real-time data accessible to outside stakeholders• Reinforcing confidence in Gold Fields by complying with all regulatory requirements• Subscribing to transparency-focused initiatives, including EITI, Publish What You Pay (for taxation) and Transparency International• Complying with best practice disclosure practices, such as the GRI and DJSI, but also industry-specific standards such as the GISTM and the CDP Water Project15 22-26390-2 C1.1 P556

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16 Gold Fields Integrated Annual Report 2021 Top five risks per region in 2021 AMERICAS AUSTRALIA SEVERITY PROBABILITY 1 2 4 3 5 RISKMITIGATING ACTIONS 1COVID-19The impact of Covid-19 on our employees and host communitiesIn Peru and Chile, management implemented comprehensive Covid-19 mitigation and education programmes in line with strict adherence to government protocols. In both countries, vaccine rollout has been robust and all our employees and contractors have been fully vaccinated. Other robust control measures have also been fully implemented. Community and government support programmes were developed.2LIFE-OF-MINELife-of-mine extension at Cerro CoronaThe accelerated mining and stockpiling to facilitate early in-pit tailings is on plan and is being complemented by low-grade stocks to reduce the risk of ore availability. Further work is being carried out on the feasibility study for the 2030 life-of-mine extension, with ongoing support from the Corporate Technical Services team.3SALARES NORTEDelays to the construction of the project and 2023 mining scheduleThe team at Salares Norte implemented robust project control systems, with weekly and monthly monitoring of performance against project schedule. To date, the project is performing well and we do not currently envisage any delays to the construction process and expect project completion by Q1 2023. Government-related Covid-19 restrictions, rules and laws are strictly adhered to, and the vaccination programme has been fully implemented. The team also maintains close working relationships with authorities, environmentalists and local communities on the chinchilla relocation project to ensure that the safe relocation of the animals happens in time so as not to impact the medium to long-term mining schedule.4GOLD/COPPERGold and copper prices and exchange rate volatilityThere is a robust and mature monthly and quarterly business performance monitoring process in place and, where required, adjustments are made to ensure that the mine remains profitable amid varying market conditions. All mines have business improvement structures and processes in place. For 2021, we put copper hedges in place to provide guaranteed cash-flow.5SOCIAL LICENCELocal social pressures, conflicts and increased community expectations due to national electionsThe South American teams are proactive in building community and stakeholder relationships through meaningful engagement. There is a stringent follow-up and feedback process in place to ensure integrity on all community commitments. Government authorities, both at national and regional level, are involved in community projects where feasible. RISKMITIGATING ACTIONS1SKILLS Turnover of key personnel and the impact thereof on operational performanceSalary benchmarking was completed to ensure that relevant increases in 2022 are market related. A retention scheme has been designed and implemented for 2022 and 2023, while a site-based allowance was awarded. Employee development programmes have been reviewed and improved, more regular pay-benchmarking undertaken and retention strategies for core skills strengthened. Flexible working arrangements were introduced to facilitate greater work-life balance. Talent discussions are held quarterly at leadership level, with adjustments to critical roles. We have also increased the number of graduates recruited across all disciplines to ensure succession coverage.2LIFE-OF-MINE Mineral Reserve life at our Australian minesThere are significant near-mine exploration programmes in place at all our mines, with the necessary staff and budget to delineate further Mineral Reserves. We are also investigating the potential acquisition of new ground or targets. We continue to optimise the efficiency of our exploration process to ensure spending remains commensurate with a minimum of a eight to 10-year life-of-mine. 3MINING INPUT COSTS The Western Australian mining boom has resulted in competition for resources and services and rising costsA key control is maintaining a focus on our business improvement processes and equipping employees with the necessary skills to continuously identify and implement optimisation programmes. Our controls also extend to maintaining a focus on our key contracts and relationships with business partners, as well as maintaining a review of key commodity costs.4COVID-19The impact of Covid-19 on our employees and business continuityIn the Australia region, crisis management protocols were successfully initiated, resulting in zero Covid-19 cases in the region. All sites have infectious disease managers appointed to ensure existing protocols are maintained. We also mandated vaccinations for all our offices and sites in accordance with the Public Health Order and, at the end of 2021, 100% of our employees on site were double-dose vaccinated. The roll-out of booster doses has commenced.5OPERATIONAL PLANS Adherence to our approved operational plansControls on operational performance include a structured weekly meeting for all sites, followed by monthly and quarterly reviews with the Exco. We also initiated business process reviews to understand where our adherence to operational plans can be enhanced and risks of deviation mitigated. Our focus also remains on business improvement programmes to realise efficiencies and to reduce costs. SEVERITY PROBABILITY 1 2 4 3 5 IAR 22-26390-2 C1.1 P557

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Gold Fields Integrated Annual Report 2021 IAR Our businessSOUTH AFRICA WEST AFRICA SEVERITY PROBABILITY 1 2 4 3 5 SEVERITY PROBABILITY 1 2 4 3 5 RISKMITIGATING ACTIONS 1SAFETY, HEALTH AND WELLBEING (INCLUDING COVID-19)South Deep implemented a leading practice Covid-19 programme, aligned to, among others, WHO recommendations as well as government directives and protocols. On the safety front, the mine rolled out a number of safety performance initiatives linked to the Courageous Safety Leadership programme. These campaigns seek to ensure that employees understand the role they play in preventing Material Unwanted Events and ultimately eliminating serious injuries and fatalities.2ESCALATING MINING INFLATION The impact of rising costs on operations and marginsBusiness and cost performance is managed through our daily, weekly, monthly and quarterly management reviews and issues are timeously remediated. A continuous drive to identify opportunities for improving efficiencies, eliminating wastage and drive productivity to improve unit costs is a key strategic focus. The Mine of the Future intervention ensures that we apply a longer-term strategic focus. Opportunities are also being explored to optimise renewable energy solutions and drive energy efficiencies.3LOCAL GOVERNMENT INCAPACITY Heightened community expectations on mine Engagement with regulators to ensure the new Mining Charter Social and Labour Plan (2023 to 2028) is more locally focused to support key social needs in our host communities. This includes building local institutional capacity, including among community-based organisations, to ensure delivery of services and assisting with capacity building within host communities. We also focus on increasing our engagement and visibility in our host communities.4OPERATIONAL DELIVERY Achievement of the business plan and production ramp-upSouth Deep has seen sustained improvement in operational and financial performance and generated positive cash-flows for three consecutive years, and will continue to drive disciplined execution of the mine’s business plan across the full value chain. The introduction of an updated operating model will focus on levels of work, building process capability and ensuring process stability. 5ELECTRICITY AND WATER SUPPLY Irregular water and electricity supply by state utilities Construction of the 50MW solar plant has commenced and will be completed during Q3 2022. Mine emergency generation capacity was extended to withstand protracted electricity load curtailment by Eskom. We are developing pathways to achieve 2030 decarbonisation targets. The use of Rand Water reduced significantly through the commissioning of internal water treatment facilities, and additional underground water sources are being tested to potentially supplement the mine’s consumption. RISKMITIGATING ACTIONS 1COVID-19The impact of Covid-19 on our employees and host communitiesThe Ghana region implemented detailed awareness campaigns, as well as social distancing and work-from-home protocols, and adhered to government restrictions on movement, including local and international travel. The vaccination programmes are being rolled out, but have been determined by the availability of state-issued vaccines. We are also contributing to national Covid-19 initiatives.2RESOURCE NATIONALISM Fiscal and government policy changesOur primary focus is to adhere to the principles and conditions in the Development Agreement (DA) with the Ghana government, with ongoing legal input and strategies when needed. We frequently engage with the relevant government departments on a number of issues, including raising awareness of the contribution mining makes to the country. There is also a continuous engagement process through the Chamber of Mines.3DELIVERY BY MINING CONTRACTORS Challenges with local mining contractors in GhanaWe work closely with the two Ghanaian mining contractors at Tarkwa and Damang to ensure they meet their contractual obligations to the mines while, at the same time, making sure they remain financially sound. This has required renegotiations of their contracts and bringing in OEMs to provide technical assistance for fleet maintenance, as well as financial support to provide debt relief and to procure additional fleet.4DAMANG REINVESTMENT Execution of the Damang Reinvestment projectAll capital on the Damang Reinvestment project has been recouped. The Damang team ensures ongoing monitoring of grade, volume and cost milestones, as well as strategic management of contractors. The pit-wall has been de- risked through continuous implementation of geotechnical recommendations. Longer-term life extension project studies beyond 2025 have commenced.5MINERAL RESERVE EXTENSION Mineral Reserve depletion at Tarkwa and Damang, along with inadequate organic growth of the Asanko JVA step-out exploration programme is in place to test for potential life extension at Tarkwa and Damang. The Asanko JV life-of- mine plan is being finalised, which includes recommendations on the future strategy of Gold Fields’ investment in the Asanko JV.17 22-26390-2 C1.1 P558

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18 Gold Fields Integrated Annual Report 2021 Material matters Our materiality analysis identifies the significant environmental, social, economic and governance-related factors that could substantively influence the decisions our capital providers and other stakeholders make about Gold Fields’ ability to deliver on its strategic objectives and create value over the short, medium and long term. This analysis contributes to the development of the Group’s business plans and strategies.Gold Fields conducts an annual GRI-aligned materiality analysis, which informs, and is informed by: • Our commitment to long-term sustainable growth • Our strategy and, specifically, ESG as one the Group’s strategic pillars • ESG-related work and enterprise risk management processesOur 2021 materiality analysis concludes a three-year cycle. Highlights of this cycle include establishing a Steering Committee that undertook a comprehensive review of our definition of material matters, and updated scope and boundaries. This included the construction and commissioning of Gruyere in Australia, as well as the permitting and start of the construction of Salares Norte in Chile. We had a first-principles approach to the build-up of topics identified from over 20 different internal and external sources of sustainability priorities relevant to our business. These include the ICMM 10 Principles and eight Position Statements, the GRI Mining and Metals Sector Supplement, the UN Global Compact 10 Principles, and matters important to our stakeholders. Our materiality analysis includes a representation of material matters, showing our stakeholder priorities in relation to Gold Fields’ priorities. Our material matters are also categorised as environmental, social, economic and governance-related matters.During this cycle, our analysis emphasised material matters for stakeholders. We diversified our stakeholder engagements and broadened the number of interviews from different stakeholder groups. This enabled us to receive input from material stakeholders, including employees, host communities, governments, industry associations, media, third parties and traditional authorities. In 2021, we focused on consolidating our materiality analysis over the three- MATERIAL TOPICS Environment Social Economic and GovernanceMATERIALITY ASSESSMENT MATERIAL TO STAKEHOLDERS MATERIAL TO GOLD FIELDSStakeholder engagement and relations Covid-19 Indigenous peoples Human capital Culture and heritageHealth and safety Labour practices Environmental stewardship Environmental compliance Climate risk Water stewardship Procurement practicesEnergy and carbon management Tailings management Social and geopolitical risk BiodiversityBoard governance Materials stewardship and supply chainCorporate governance Direct and indirect socio-economic beneﬁ ts Human rightsMore Less More Less year cycle, which included external validation of material matters to our business. This was complemented by inputs into our updated strategy, with key focus on ESG matters. We considered aligning our material matters to WGC Responsible Gold Mining Principles, seeing as we re-joined the council at the beginning of 2022. We continue to align with our enterprise risk management processes and Group ESG targets (p62), and ensured the standards, frameworks, guidelines and reporting landscape to which we subscribe or align supports our material matters. Covid-19 remains a priority material matter. Our material matters for 2021 have not changed, although some shifted with increasing importance. Energy and carbon management; climate risk; tailings management; environment compliance; water stewardship; safety, health and wellbeing; labour practices; human capital: direct and indirect socio- economic benefits; and stakeholder engagement and relationships are aligned with our Group ESG targets. Human rights remain material, but is represented as “cross-cutting” in the ESG-related material matters.IAR 22-26390-2 C1.1 P559

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Gold Fields Integrated Annual Report 2021 IAR Governance and leadership IN THIS SECTIONChairperson’s report 20Summarised governance report 22 Our Board of Directors 24Our Board committees 26 Chief Executive O cer’s report 292022 Group Scorecard 36Governance and leadershipThe Twin shafts at our South Deep mine, South Africa19 22-26390-2 C1.1 P560

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20 Gold Fields Integrated Annual Report 2021 Chairperson’s report DEAR STAKEHOLDERSThis will be my last report as Gold Fields’ Chairperson before I step down at the Company’s Annual General Meeting on 1 June 2022. Therefore, I think it is appropriate to use this opportunity to reflect on my 13 years with the Group, the last eight of which I had the privilege of chairing the Board.It certainly has been an eventful journey, one that mirrored the changing fortunes of the gold and wider mining industry. It was also a journey whose direction was shaped by our many stakeholders, along with the broader societal expectations of sound corporate citizenship. But, above all, it was a journey of a company that has set its own course to embrace long-term value creation and sustainability.The Gold Fields of today is almost unrecognisable from the company I joined in 2009. Most notably, it has expanded into a more global and modern business after fundamentally restructuring the composition and geographic distribution of its portfolio in 2013. During that year we saw two significant changes – the unbundling of our non-mechanised South African gold mines into Sibanye Gold (now Sibanye-Stillwater) in February, and the acquisition of the Yilgarn South assets (Darlot, Granny Smith and Lawlers) from Barrick Gold in Western Australia in October. Before this, our South African assets accounted for well over 50% of our total production. Now, our Australian mines comprise just under half of our portfolio, with the South Deep mine – our remaining asset in South Africa – contributing around 12%. However, with a life-of-mine lasting until the end of this century, our investment in South Deep will ensure Gold Fields, now a truly global company with operations on three continents, looks set to retain its presence in South Africa. This has been given significant impetus with the marked operational and financial improvement shown by South Deep over the past three years.Our shareholders witnessed long-term value accretion from the Sibanye Gold unbundling, as well as management’s subsequent focus on continuous optimisation and growth of our portfolio. The core focus of this strategy is increasing the free cash-flow (FCF) margin per ounce of gold produced and sustainably extending the average reserve life of our mines. We have largely succeeded on both fronts. Over the past seven years, Gold Fields has consistently achieved its production and cost guidance to the market – bar some Covid-19-required adjustments – and, in doing so, managed to generate significant FCF even after capital expenditure of US$2.28bn over the past three years alone.This has enabled Gold Fields to:• Fund growth: Over the past four years, we invested A$350m to buy 50% of the Gruyere project in Western Australia and A$329m to build the mine, spent US$340m to rebuild the Damang mine in Ghana, and are about a year out from commissioning the US$860m Salares Norte mine in Chile “In addition to its employees, Gold Fields seeks to ensure all stakeholders accrue real value from our mining activities.”Cheryl CarolusIAR 22-26390-2 C1.1 P561

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Gold Fields Integrated Annual Report 2021 IAR Governance and leadership• Strengthen the balance sheet: At the height of the growth capital cycle at the end of 2018, the Group’s net debt:EBITDA peaked at 1.45x. But despite the continued capex at Salares Norte, we managed to reduce the ratio to 0.40x, its lowest in 10 years• Return dividends to shareholders: Gold Fields has a long and well-established policy of paying out 25% - 35% of normalised earnings to shareholders. During 2021, Gold Fields declared a total dividend of R4.70/share (2020: R4.80/ share), which translates to 30% of normalised earningsThe solid operational and financial performance is reflected in Gold Fields’ share price, which has been one of the top performing gold stocks in recent years. Our share price has increased by over 300% since January 2019, and while the gold index was down 8% last year our shares showed an 18% gain.The corporate transformation also had a noticeable impact on other aspects of Gold Fields’ performance, most notably safety, which has always been the Company’s number one value and the Board’s overriding priority when evaluating management’s performance. In 2008, Gold Fields reported a now unfathomable 47 deaths, and the number of fatalities remained in double digits until the unbundling of the labour-intensive South African gold mines. However, I want to echo the words of our former CEO, Nick Holland, who wrote in his outgoing report last year that he was leaving Gold Fields with one major regret – that we are still recording fatalities and serious injuries at our operations. During 2021, again, we reported one death, that of Vumile Mgcine at South Deep, as well as nine serious injuries. I know that my fellow directors and Gold Fields’ management team are absolutely committed to the safety and health of our people above all other operational considerations.This approach has also come to the fore in the way Gold Fields managed the impact of Covid-19 over the past two years. From the outset of the pandemic in March 2020, the mining industry in general – and Gold Fields in particular – has been at the forefront of measures to assist its employees, communities and host governments, while also mitigating the impact on our operations. To date, we have tragically lost 20 colleagues to the virus, and our heartfelt condolences once again go out to the families and friends of those who passed away. But, I believe, we also saved many more lives through our interventions. Most recently, this comprised an extensive vaccination campaign that ensured that 84% of our workforce has received two doses of vaccines by mid-March 2022.As Gold Fields has evolved over the past 10 years, so has our workforce profile. The most noticeable manifestation of the Sibanye Gold unbundling was the dramatic decrease in our workforce by about 30,000 people. Another feature of the past decade is increased mechanisation at our mines, requiring changes to our employees’ skill sets. Finally, our workforce has become more diverse and transformed, though we recognise that we still have a long way to go before it fully reflects the demographics of the countries in which we operate. This is particularly relevant in terms of gender diversity, with the percentage of women in the workforce at 22% at the end of 2021, though off a low base of 15% in 2016.Amid the rise in the number of women in the workforce, Gold Fields is also committed to providing a safe and inclusive work environment for all our employees and contractors, free from any form of discrimination, harassment or harm. The Board takes a zero-tolerance approach to any form of sexual harassment or violence in our workplaces. Any allegation of this type of behaviour is treated with the highest level of seriousness.In addition to its employees, Gold Fields seeks to ensure that all stakeholders accrue real value from our mining activities. Mining operations have a material impact on their host countries and communities. It is therefore critical that these stakeholders receive material, real benefits from the mining activities taking place in their midst. We believe that Gold Fields does just that: since 2013, annual value creation has been between US$2.4bn and US$4bn, taking the form of payments to suppliers, salaries and wages to employees, taxes and royalties to governments, as well as dividend and interest payments to capital providers.Host communities, in particular, are critical stakeholders for our mines. Their consent, while not legally binding, provides our mines with their social licences to operate. We seek to create economic value in our host communities by creating jobs among our workforce, procuring goods and services from host community enterprises and investing in community projects. In 2021, these programmes ensured that US$872m – or 28% – of our total value creation of US$3.6bn remained with our host communities. Over the past six years, we have created almost US$4.4bn in host community value, a significant investment in the economic wellbeing of the estimated 485,000 people residing near our mines.Gold Fields is committed to responsible environmental stewardship. The conservative use of water and energy resources by our mines is not only critical for them to remain competitive, but also to limit the impact of our operations on neighbouring communities and the environment. A strong focus of our environmental, social and governance (ESG) work has been on understanding and mitigating the impact of climate change on our operations, while also continuing to limit our contribution to the warming climate. We have done so through energy efficiency programmes and by investing in 21 22-26390-2 C1.1 P562

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22 Gold Fields Integrated Annual Report 2021 Chairperson’s report continuedrenewable energy at our mines in Western Australia and South Africa. Gold Fields is widely considered as one of the sector leaders in the use of renewable energy, and we are set to invest hundreds of millions of US dollars to reduce our scope 1 and 2 emissions by 30% by 2030 against our 2016 baseline, while continuing to grow the business. There is an element of self-interest in this, as supply security and the cost of energy are critical operational elements, and our investment in dedicated energy micro-grids at our mines ensures that we have a secure supply of affordable electricity.To entrench the Company’s commitment to long-term sustainable growth, last year the Board adopted an enhanced commitment to ESG as one of the Group’s three strategic pillars, and endorsed a comprehensive range of ESG targets for 2030. This, I believe, will underpin Gold Fields’ long-term, sustainable value creation for years to come.In conclusion, I would like to express my sincere gratitude to the many colleagues who supported me during my tenure at Gold Fields. Firstly, my thanks go to my fellow directors, many of whom have been with me for several years and provided countless hours of advice and experience. As I hand over to Yunus Suleman as Chairperson and Steve Reid as Lead Independent Director, I know they will continue to provide Gold Fields with valuable strategic and governance oversight. They will be well supported by a Board that, over the last year, was strengthened by the appointment of two new NEDs, Philisiwe Sibiya and Jacqueline McGill. I want to thank them for the contributions they have already made and would like to express my gratitude to the three NEDs who left the Board last year: Rick Menell, Carmen Letton and Phuti Mahanyele-Dabengwa.Secondly, I want to thank the Gold Fields management team which, for most of my tenure, was under the leadership of Nick Holland, with Chris Griffith being in charge since 1 April 2021. We entrusted them with managing the Company in a way that will create enduring value beyond mining for all stakeholders, and they have succeeded admirably. Finally, and most importantly, I want to thank the people of Gold Fields. From the cleaning and security teams, to the geologists out in the field and the operators working 3,000m underground or at heights of over 4,000m, the successes of Gold Fields over the past decade have been built on the hard work by these 20,000-plus men and women. As I look back over my tenure, it is each and every one of you I want to thank for your significant contribution to the growth and sustainability of our Company. Cheryl CarolusChairpersonSummarised governance report The Board of Directors is Gold Fields’ highest governing body and is responsible for promoting the vision of the Company while upholding sound principles of corporate governance, protecting the safety and wellbeing of our employees, the interests of the Group’s host communities and acting as a responsible corporate citizen. The Board ensures that all business decisions and judgements are made with integrity, reasonable care, skill and diligence to maximise stakeholder value in a way that is responsible, sustainable and ethical. The Board comprises a diverse group of directors with the relevant knowledge, expertise, technical experience and business acumen to govern ethically and with honesty, transparency, responsibility, authenticity and impartiality. During 2021, and subsequent to year-end, we made several material announcements regarding the Board and its subcommittees. The following non-executive directors resigned during 2021: Rick Menell, Carmen Letton and Phuti Mahanyele- Dabengwa. Nick Holland, our former CEO, also retired that year. In 2021, the following directors were appointed to the Board: Chris Griffith as CEO and executive director, and Philisiwe Sibiya and Jacqueline McGill as non-executive directors. Cheryl Carolus announced her resignation as Board Chairperson, which will take effect at the 2022 AGM, scheduled for 1 June 2022. Yunus Suleman will take over as Chairperson on the same date. Other key appointments include Steven Reid as Lead Independent Director, effective 16 September 2021, and, from 1 June 2022 onwards, Ms Sibiya as Chairperson of the Audit Committee and Ms McGill as Chairperson of the Social, Ethics and Transformation Committee.While the countries in which we operate are often subject to changing social and political trends, we believe the governance structures we have in place equips us to protect our social licence to operate while also creating long-term value for all stakeholders. We comply with all legislation and industry standards relevant to our business, and remain committed to upholding the principles of King IV across our business. As set out on p4, we also subscribe to, align with or are a member of several international standards and guidelines. Our King IV application register is included on p16 – 17 of our AFR.IAR 22-26390-2 C1.1 P563

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Gold Fields Integrated Annual Report 2021 IAR Governance and leadershipKey Board deliberations and decisions in 2021 BOARD DELIBERATIONS • Oversaw the development and monitored implementation of Covid-19-related policies, protocols and programmes, prioritising the safety and health of employees• Provided regular feedback to the Risk Committee on Covid-19-related risks, strategies and mitigating actions• Reviewed the causes of major internal and external safety, environmental and stakeholder-related incidents• Reviewed and approved the diversity and inclusion dashboard and set gender targets• Examined the causes of the fatal incident at South Deep and developed learnings• Approved the following environmental and social policy statements: Environmental Stewardship, Human Rights, Community Relations and Supply Chain Stewardship BOARD DELIBERATIONS • Engaged on tailings management and the implementation of the GISTM• Conducted full review of heritage and Native Title management in Australia, and engaged investors on this issue• Monitored ASM strategy implementation and incidents, as well as resettlement grievances in Ghana• Strengthened engagement on and improved disclosure of ESG-related issues• Deliberated on country-specific government relations priorities and approved government action plans• Deliberated on increases in host community employment and procurement targets, including focus on the creation of non-mining jobs• Focused on social and economic developments in our host communities• Engaged stakeholders on executive remuneration policies and strategies STRATEGIC GOALS SUPPORTED • Increase the quality and quantity of engagement with key stakeholders• Drive Shared Value creation with impacted communities• Improve the Group’s reputation with key stakeholders STRATEGIC GOALS SUPPORTED • Protect the safety, health and wellbeing of employees• Increase diversity and inclusion among employees • Ensure the skills set of our workforce is appropriate for the modernisation of our operations STRATEGIC GOALS SUPPORTED• Ensure 75% cover for high-impact and critical roles• Deliver strategic projects safely• Sustain improvements at South Deep• Improve the quality of our portfolio and deliver Salares Norte• Improve efficiencies and security of energy and water• Improve people capacity to deliver operational performance and Group strategy• Ensure transparent governance and compliance with the Global Industry Standard on Tailings Management (GISTM) STRATEGIC GOALS SUPPORTED • Manage balance sheet and maximise returns • Continue to reduce the Group’s net debt• Improve the return on invested capital BOARD DELIBERATIONS • Appointed Chris Griffith as successor to Nick Holland• Reviewed executive succession plans• Approved the new strategy, purpose and vision statements, as well as the revised values• Provided input and approved the Group’s 2030 environmental, social and governance (ESG) targets and strategy• Reviewed Gold Fields’ operational plans and budgets• Monitored South Deep’s ongoing restructuring• Monitored the construction of Salares Norte• Monitored the rollout and implementation of renewable projects at three Australian mines and South Deep STAKEHOLDER ORGANISATIONAL CAPACITY INTERNAL BUSINESS PROCESSES FINANCIAL Gold Fields Board BOARD DELIBERATIONS • Approved annual capital and operational budgets• Approved debt refinancing and extension of debt maturity• Approved dividend payments in line with Group Dividend Policy23 22-26390-2 C1.1 P564

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24 Gold Fields Integrated Annual Report 2021 Our Board of DirectorsOur Board met 10 times during 2021, with 99% Board and Board committee attendance (2020: 99%). Below, we list our directors as at 31 December 2021. CHERYL CAROLUS (63)VALUE-ADDING EXPERTISEOutgoing ChairpersonBA Law; Bachelor of Education, University of the Western Cape; Honorary Doctorate in Law, University of Cape Town (UCT) APPOINTED TO THE BOARD: Director, 2009; Chairperson, 2013• Governance and compliance• Social development• Training and development• People and skills management• Environmental management YUNUS SULEMAN (64)Chairperson Designate (with effect from 1 June 2022)BCom, University of KwaZulu-Natal (UKZN); BCompt (Hons), University of South Africa (UNISA); CA(SA); CD(SA)APPOINTED TO THE BOARD: Director, 2016; Chairperson Designate, 2021• Auditing• Financial accounting• Governance and compliance• Risk management• Compliance and ethics STEVEN REID (66)Lead Independent DirectorBSc (Mineral Engineering), South Australian Institute of Technology; MBA, Trium Global Executive; ICD.D, Institute of Corporate DirectorsAPPOINTED TO THE BOARD: 2016• Mining engineering• Risk management• Compensation management• Governance and compliance CHRIS GRIFFITH (57)CEO BEng (Mining) (Hons), University of Pretoria; Pr EngAPPOINTED TO THE BOARD: 2021• Mining• Executive management• Engineering• Capital and project management• Corporate restructuring PAUL SCHMIDT (54)CFOBCom, Wits; BCompt (Hons), UNISA; CA(SA) APPOINTED TO THE BOARD: Executive director, 2009; CFO, 2009• Finance• Mining• Management• Debt management ALHASSAN ANDANI (60)Independent non-executive director MA (Banking and Finance), Finafrica Institute in Italy: BSc (Agriculture), University of GhanaAPPOINTED TO THE BOARD: 2016• Investment and corporate banking• Executive leadership• Agriculture• Mining Development (social, infrastructure and training)2Management (including risk management)7Auditing and financial accounting3Finance, investment banking, mergers and acquisitions, commercial and capital projects6Mining and geology6Governance, compliance and corporate strategy3 EXPERIENCE (number of directors) IAR 22-26390-2 C1.1 P565

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Gold Fields Integrated Annual Report 2021 IAR Governance and leadership 0123456South AfricaGhanaAustraliaUnited Kingdom6121NATIONALITIES (1 APRIL 2022) PETER BACCHUS (53)Independent non-executive directorMA (Economics) Cambridge UniversityAPPOINTED TO THE BOARD: 2016• Investment banking• Financing • Mergers and acquisitions TERENCE GOODLACE (62)Independent non-executive directorMBA (Business Administration), University of Wales; BCom, UNISA; NHDip and NDip (Metalliferous Mining), Witwatersrand Technikon; MDP, UCTAPPOINTED TO THE BOARD: 2016• Mining• Capital projects • Commercial and operational management• Risk management • Mineral resource management • ICT JACQUELINE MCGILL (53)Independent non-executive directorMBA, La Trobe University; BScience (Ext Metallurgy), Murdoch University; Honorary Doctorate, Adelaide University APPOINTED TO THE BOARD: 2021• Financial performance management• Risk management • ESG strategies • Operational leadership • People leadership and culture PHILISIWE SIBIYA (45)Independent non-executive directorBCom (Hons), UKZN; CA(SA)APPOINTED TO THE BOARD: 2021• Executive management• Finance • ICT/Telecommunications • Compliance and ethics • Corporate management Refer to our full Corporate Governance Report in our AFR for our full meeting attendance and the detailed curricula vitae (CVs) of our directors. BOARD DIVERSITY (1 APRIL 2022)50%20%10%20%White maleBlack male White femaleBlack female BOARD TENURE (1 APRIL 2022)60%20%20%0 – 2 years3 – 6 years>9 years BOARD AGE (1 APRIL 2022)40%50%10%<50 years50 – 59 years >60 years BOARD INDEPENDENCE(1 APRIL 2022)80%20%Independentnon-executivedirectorsExecutivedirectors 25 22-26390-2 C1.1 P566

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26 Gold Fields Integrated Annual Report 2021 Our Board committees OUR BOARD COMMITTEES(as at 31 December 2021) NOMINATING AND GOVERNANCE COMMITTEEAUTHORITY AND PURPOSEMet eight times in 2021CHAIRPERSON: Cheryl Carolus (from 1 June 2022, Yunus Suleman)MEMBERS: Steven Reid, Philisiwe Sibiya, Yunus Suleman, Terence Goodlace• Develops the Group’s robust approach to corporate governance and recommends sound governance principles to the Board• Considers the structure, composition, size and effectiveness of the Board, its committees and management• Considers the rotation of directors, is responsible for the succession of directors and key executives, and is involved in recruiting appropriately skilled directors REMUNERATION COMMITTEEMet five times in 2021CHAIRPERSON: Steven Reid MEMBERS: Cheryl Carolus, Alhassan Andani, Peter Bacchus, Jacqueline McGill • Assists the Board to ensure the Group’s remuneration practices are fair, responsible and equitable, and that it supports growth in stakeholder value• Ensures executive remuneration is directly linked to Gold Fields’ performance, thereby protecting key stakeholders' interests by incentivising management to deliver value SOCIAL, ETHICS AND TRANSFORMATION COMMITTEEMet four times in 2021CHAIRPERSON: Philisiwe Sibiya (from 1 June 2022, Jacqueline McGill)MEMBERS: Cheryl Carolus, Jacqueline McGill, Alhassan Andani• Assists the Board to discharge its oversight responsibilities relating to social, ethics, security, labour, transformation, community, corruption, land (within the social context), human rights and stakeholder relationships• Ensures the Company upholds the principles of good corporate citizenship and adheres to fair labour and employment policies and practices CAPITAL PROJECTS, CONTROL AND REVIEW COMMITTEEMet four times in 2021CHAIRPERSON: Alhassan AndaniMEMBERS: Peter Bacchus, Terence Goodlace, Yunus Suleman, Steven Reid, Cheryl Carolus, Jacqui McGill, Philisiwe Sibiya• Considers and evaluates new capital projects exceeding US$200m and assures the Board that the Group used appropriate and efficient methodologies in evaluating and implementing such projects• Monitors progress throughout the project lifecycle and periodically reports any findings to management and the Board RISK COMMITTEEMet five times in 2021CHAIRPERSON: Peter BacchusMEMBERS: Terence Goodlace, Yunus Suleman, Philisiwe Sibiya• Ensures that effective risk management policies and strategies are in place and recommended to the Board for approval• Assists the Board to establish Gold Fields’ risks and opportunities• Ensures that management identifies and implements appropriate risk management controls to ensure long-term value creation for stakeholders SAFETY, HEALTH AND SUSTAINABLE DEVELOPMENT COMMITTEE Met five times in 2021CHAIRPERSON: Terence GoodlaceMEMBERS: Cheryl Carolus, Steven Reid, Jacqui McGill• Monitors all matters of safety, health and sustainable development (SHSD) programmes and strategic plans• Considers the investigation into any relevant incident, and assesses and approves sustainable development policies and standards• Monitors the Company’s operations against national and international regulations, policies and external standards relating to SHSD AUDIT COMMITTEE Met five times in 2021CHAIRPERSON: Yunus Suleman (from 1 June 2022, Philisiwe Sibiya)MEMBERS: Alhassan Andani, Peter Bacchus, Philisiwe Sibiya• Oversees the Group’s financial affairs and integrated reporting on financial statements and sustainability• Monitors the suitability and independence of external auditors• Oversees combined assurance and effectiveness of the Group’s internal audit controls and function AD-HOC INVESTMENT COMMITTEEMet four times in 2021CHAIRPERSON: Peter BacchusMEMBERS: Alhassan Andani, Yunus Suleman, Steven Reid, Cheryl Carolus• Considers and recommends, where appropriate, strategic, organisational and structuring options for the Group to the Board, including investment and divestment opportunities GROUP EXECUTIVE COMMITTEEMet monthly in 2021CHAIRPERSON: Chris Griffith• Develops strategies and policy proposals for the Board’s consideration• Implements the Group’s strategy• Reviews Gold Fields’ performance against set strategic objectives• Carries out the Board’s mandate and directives• Assists the Board to execute the Company’s disclosure obligations Exco has 12 members, comprising the Company’s principal officers and executive directors. More information can be found on our website atwww.goldfields.com/our-leadership.phpIAR 22-26390-2 C1.1 P567

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Gold Fields Integrated Annual Report 2021 IAR Governance and leadershipHow Board governance adds value • Sets the tone for a culture of ethics that underpins commitment to compliance, and voluntarily adopted rules, codes and standards, where practical• Upholds an ethos of good governance and sustainability• Ensures business decisions are carried out with due care, skill and diligence to protect reputation and maintain licence to operate• Promotes a culture of ethics and responsible corporate citizenship• Carries out its fiduciary duties• Approves Stakeholder Relationship and Engagement Policy to ensure that stakeholder engagement allows for collaborative and informed decision-making• Oversees transparent reporting so stakeholder groups can make informed assessments of Gold Fields’ ability to deliver sustainable value• Drives ongoing evolution of inclusive stakeholder engagement and relationship building to balance the interests, needs and expectations of stakeholders with the best interests of the Company• Ensures executive remuneration is fair, equitable and responsible, and informed by Exco’s achievement of Gold Fields’ strategic objectives• Determines remuneration principles in line with King IV• Ensures remuneration practices align with shareholder interests and supports the achievement of a sustainable business by:–Helping to attract, motivate, retain and reward employees–Driving achievement of strategic objectives through incentives and rewards• Approves a remuneration policy that includes disclosures on implementation to ensure transparent reporting of CEO and CFO remuneration• Approves strategic goals and direction following Exco’s presentation of strategy, business plans and risk register for input• Ensures strategy drives a sustainable business agenda and considers the interests of stakeholders by balancing how risks and opportunities might impact the achievement of objectives• Agrees upon performance targets• Monitors implementation of strategy through quarterly Board meetings• Quarterly CEO reports on performance against operational targets• Performs on-site visits to operations and projects and, on occasion, interacting with individual executives on strategic and operational performance• Upholds the primary value of “If we cannot mine safely, we will not mine”, thereby supporting the practice of stopping mining in areas or situations that are deemed unsafe• Supports minimising potential negative impacts on employees and contractors, maintaining operational continuity and protecting reputation• Together with management, drives a stringent safety and health culture• Oversees adherence to safety, health and environmental legislations, standards and compliance requirements, and approves adoption of various voluntary leading safety principles• Ensures compliance with all relevant laws, regulations and adopted rules, codes and standards, and the highest levels of corporate governance• Supports Exco decisions to drive governance in line with leading practices• Reviews corporate governance and compliance systems and frameworks to align these with increasingly stringent and far-reaching obligations imposed by laws, regulations, rules, codes and standards SUPPORTING STRATEGY THAT DELIVERS VALUE AND SUSTAINABILITYDRIVING INCLUSIVE STAKEHOLDERENGAGEMENTCREATING A SAFE AND HEALTHY WORKING ENVIRONMENTENSURING REGULATORY COMPLIANCE AND SOUND GOVERNANCE• Ensures alignment with good corporate citizenship, assessment and speedy response to any negative impacts operations may have on communities and the environment• Through the SET Committee, focuses on, among others, impact on, and benefits to, communities, while the SHSD Committee deals with, inter alia, issues of environmental stewardship as well as the safety and wellbeing of employees and contractors• Ensures that the business integrates ESG fully into its business operations and addresses relevant ESG concerns raised by stakeholders and society at largeENVIRONMENTAL, SOCIAL AND GOVERNANCE SETTING FAIR REMUNERATION BUILDING AN ETHICAL CULTURE27 22-26390-2 C1.1 P568

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28 Gold Fields Integrated Annual Report 2021 Ensuring we do business ethically The structures and mechanisms used to drive ethical business practice The foundation of our business is based on strong ethics. Our Board and its committees are responsible for setting the ethical tone which, in turn, cultivates a culture of integrity and transparent reporting to our stakeholders. From this foundation, we build trust with our stakeholders, allowing us to strengthen our reputation and create sustainable value. We have numerous mechanisms in place to help to ensure we conduct our business ethically, adhere to compliance requirements and entrench good governance within the business.We assess any legal, non-compliance and reputational risks facing the Company and mitigate these by enacting an effective governance and compliance framework, which follows a systematic and integrated approach, and pivots on robust mitigating control structures.During 2021, we:• Maintained the annual profiling and assessment of applicable laws, regulations, rules, codes and standards with the assessment and integration of Covid-19 and related changes and obligations• Made further changes to the internal assurance process to more effectively align inherent and residual risk, controls and imposed obligations• Enhanced the Group Governance and Compliance portal to include a fit-for-purpose and focused centre of excellence for data protection and privacy• Risk-screened 100% of all new and existing suppliers and contractors for a range of pre-defined risk categories• Analysed engagements with and commitments made to external stakeholders, as well as declarations filed in terms of the Group’s Code of Conduct• Extended operational audits by our Internal Audit function to assess compliance-related controls as part of the control’s application on the operational business processOur Code of Conduct pivots on the Gold Fields’ values, and informs the way we conduct ourselves – from our operations to our Board. It also extends to our supply chain business partners. Updated in 2017, our Code of Conduct was distributed to all existing employees, while new employees receive it during their onboarding processes. As at end-2021, 90% of our people had undergone training on the Code of Conduct. We also have an anonymous tip-offs hotline in operation, which is always available to employees and business partners in all regions. Our principle of speaking up was further enhanced with the implementation of a Whistleblower Policy during 2020. Key principles of our Code of Conduct: • Ethical leadership within the organisation, along with ethical management • Protection of employees and third-party whistleblowers, promoting an environment for reporting of transgressions • Safeguarding the business against potential reputational harm and litigation • Transparent and ethical dealings and interactions with all stakeholders, and declaring all gifts and entertainment, as well as any conflicts of interest • Protection of Company information • Accurate and transparent reporting • Safeguarding against insider trading We support the development of an ethical and responsible gold mining industry. Gold Fields is aligned to leading practices, which underpin our commitment to responsible corporate citizenship. We are committed to and guided by: • The legislation and regulations of the countries in which we operate • The requirements of the JSE and NYSE • The United Nations (UN) Guiding Principles on Business and Human Rights • The ICMM 10 Mining Principles on Sustainable Development and eight position statements • The 10 Principles of the UN Global Compact • King IV • UN Convention Against Corruption • The Organisation for Economic Co-operation and Development (OECD) Convention on Combating Bribery • Extractive Industry Transparency Initiative • World Gold Council – Conflict Free Gold Standard • Voluntary Principles on Security and Human Rights • Task Force on Climate-related Financial Disclosures (TCFD) LEGAL AND COMPLIANCE COMMITMENT TO LEADING PRACTICE 3 AUDIT AND RISK CODE OF CONDUCT 4 1 2 The Risk Committee examines the key risks and opportunities facing the business and reports these to the Board twice a year. The Board aims for effective controls and corrective measures to manage and mitigate these risks. Furthermore, the Audit Committee seeks to ensure the integrity, accuracy, and adequacy of Gold Fields’ accounting records. Internal Audit ensures that the necessary internal controls are in place to mitigate any potential risks in all regions. Our operations receive an audit ranking and, where necessary, corrective measures are put in place. The External Audit function assures the integrity, accuracy and adequacy of accounting records and corporate reporting. PricewaterhouseCoopers Inc. was appointed as our auditors from 2019. For more information on our Risk and Audit Committees, refer to p9 – 13 of the AFR. IAR 22-26390-2 C1.1 P569

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Gold Fields Integrated Annual Report 2021 IAR Governance and leadershipChief Executive Officer’s report DEAR STAKEHOLDERSThis is my first report as Gold Fields’ CEO, and I can now look back at a very challenging year with the Company. The Covid-19 pandemic has entered its third year, and continues to have a significant impact on our personal and professional lives. It certainly continues to affect our people and operations around the world. While we were able to mitigate much of the impact of Covid-19 on our operational performance during 2021, the impact on our workforce was devastating. During the year, 17 of our employees and contractors at South Deep, Tarkwa and Cerro Corona passed away as a result of contracting the virus. This brings the total number of Covid-19-related deaths in the Company to 20. Our sincere condolences again go out to the families, friends and colleagues of those we lost.The pandemic also restricted my engagements with colleagues outside of South Africa to online platforms – it was only in January 2022 that I was able to start visiting our operations.But even though most of my interactions were virtual, I gained respect and confidence in the abilities of the leadership teams at Gold Fields and the workforce reporting to them. My predecessor, Nick Holland, bequeathed me a company in good financial and operational health – one with significant growth potential imbued by the right values and a sound corporate governance structure.Gold Fields’ strategic shift over the past decade to move away from labour-intensive, conventional mining to focus on mechanised open-pit and underground operations, with majority international exposure, has served the Company well. Our 2021 financial and operational performance is testament to the appropriateness of this strategy to current times. Gold production for 2021 was 2.34Moz, a 5% increase from 2020 and at the upper end of our guidance for the year. While AISC were 9% higher than 2020 – mainly as a result of the higher project capital and exchange rate movements – positively, they were at the lower end of market guidance. Attributable profit improved to US$789m in 2021 from US$723m in 2020, while normalised earnings attributable to our shareholders rose 6% to US$929m (2020: US$879m).Despite higher capex of over US$1bn, we still managed to generate adjusted free cash-flow of US$463m, pay a strong dividend of R4.70/share (2020: R4.80/share) and reduce our net debt to less than US$1bn for the first time in over a decade.Furthermore, the reinvestment programme over the past four years has placed Gold Fields in a position where it can build on its current production profile to achieve annual output of 2.7Moz by 2024, with the addition of the Salares Norte mine to the portfolio. The question now is: how do we build on this platform beyond 2024 and preserve the value we create? Gold Fields’ executive leadership team spent much of “It has never been more important for companies to have a consistent voice, clear purpose and coherent strategy tied to a long-term view.”Chris Griffith29 22-26390-2 C1.1 P570

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30 Gold Fields Integrated Annual Report 2021 last year reviewing the Group’s strategy in terms of optimising existing assets, expanding long-term growth potential and aligning the business with the critical ESG issues confronting both society and our Company. The three pillars of our new strategy, which reflect these operational, ESG and growth priorities, were launched late last year with the support from our Board of Directors. Pillar 1 drives the ways in which we will maximise the potential of our current assets through people and innovation, Pillar 2 commits to building on our leading commitment to ESG, and Pillar 3 focuses on growing the value and quality of our portfolio of assets. Along with the renewed strategy, we also launched new purpose and vision statements and revised the Group’s values. After receiving input from our employees, Gold Fields arrived at its purpose statement – creating enduring value beyond mining. We are in business to create positive and sustainable value for our employees, communities, capital providers, governments and business partners that will last beyond the closure of our operations. At a time when businesses are increasingly called upon to deliver different things to a diverse range of stakeholders, our purpose will be invaluable in guiding decision-making. Our new vision is to be the preferred gold mining company delivering sustainable, superior value. We want our stakeholders to choose Gold Fields over our peers; we want to be the gold mining company that investors choose to invest in, governments and communities choose to have mine in their area, and that people want to work for. More than this, we want to be preferred by shareholders because of the sustainable, superior value we deliver – value that lasts and is greater than the value offered by others. Gold Fields’ values have served us well over the years and did not materially change apart from adjusting delivery to collaborative delivery which, we believe, more accurately stresses the importance of teamwork across functions, sites and regions.It has never been more important for companies to have a consistent voice, clear purpose and coherent strategy tied to a long-term view. I believe our work over the past few months has achieved this for Gold Fields. TO BE UPDATED Where we want to go I To be the preferred gold mining company delivering sustainable, superior valueHow we behave while we execute our strategy collaborativedelivery innovation responsibility respect integrity safetyOur valuesOur visionEnablers• Zero harm (safety, health, environment) and wellbeing• High performance, values-driven culture that is welcoming to all• Fit-for-purpose modernisation and innovation driving value across the business• Ef ective project management from concept to completionDif erentiators• Develop and enhance capability of our people• Rigorous and disciplined capital allocation• Focus on and deliver value creation for all stakeholders STRATEGICPILLAR1STRATEGICPILLAR2STRATEGICPILLAR3throughpeopleandinnovationMaximisepotentialfromcurrentassetsBuildonourleadingcommitmenttoESGGrowthevalueandqualityofourportfolioofassetsOur purpose Why we existCreating enduring value beyond miningChief Executive Officer’s report continuedIAR 22-26390-2 C1.1 P571

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Gold Fields Integrated Annual Report 2021 IAR Governance and leadershipSAFETY, HEALTH AND COVID-19It is with deep sadness that in April – my first month as Gold Fields’ CEO – we lost a colleague, Vumile Mgcine, a 46-year-old shaft timberman at South Deep, during a mining incident. There is no greater reminder of the overriding importance of safety at our mines than the tragic death of a colleague. My heartfelt condolences, once again, go out to Vumile’s family, friends and colleagues.As always, our commitment to health and safety underpins everything we do. We have recorded at least one fatality annually over the past few years. While this is a significant improvement from where we were a few years ago, achieving zero harm still eludes us. This needs to change, and our key priority in 2022 is to have no fatalities or serious injuries, which regressed from six in 2020 to nine in 2021, though the severity of these injuries is declining. This goal of zero fatalities and serious injuries is embedded in the performance scorecards of each employee and contractor and is driven by our safety and health strategy. A noticeable trend over the past few years is the increase in mental health concerns in our workforce, with growing numbers of our colleagues making use of private and Company-provided support. The Company will focus more resources on this rapidly emerging health issue across all operations.Turning to the Covid-19 pandemic, vaccination remains our primary defence against the impact of the virus. I am pleased to say that across the Group, 84% of our people were already fully vaccinated by mid-March 2022. Our Western Australian mines introduced mandatory vaccination in line with government policies, while our other mines successfully encouraged our people to be vaccinated.We continue to support our workforce through, among other things, educational awareness programmes, implementing stringent safety protocols, rapid antigen and PCR testing, and offering medical assistance if employees contract Covid-19. During 2021, our operations spent approximately US$22m on Covid-19-related initiatives and interventions, such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities. A further US$7m was donated to governments and communities to assist in their fight against the pandemic, which included a US$5m Covid-19 levy imposed by the Ghanaian government. In 2020, the respective figures were US$30m and US$3m. With these measures in place, coupled with new Covid-19 variants that appear to cause less severe symptoms, we look forward to returning to a more normal way of working in 2022. OUR PEOPLEAs our mines accelerate their mechanisation and digitisation programmes, it is essential that we employ the right people to implement the technological changes impacting all aspects of our operations. Talent management and recruitment have become even more critical at Gold Fields. We focus on reshaping our workforce to become more diverse and more reflective of the demographics of our host countries. We are making progress with the proportion of women in our workforce, which increased from 15% in 2016 to 22% in 2021. However, we understand we have a lot of work to do to attract female talent in particular and, accordingly, set a target of 30% female representation by 2030. Amid the rise in the number of women in the workforce, Gold Fields is also committed to providing a safe and inclusive work environment for all our employees and contractors, free from any form of discrimination, harassment or harm. We take a zero- tolerance approach to any form of sexual harassment or violence in our workplaces.The need for a more diverse workforce with an appropriate skill set comes at a time when the pandemic has materially changed the relationship between employers and employees. Due to the nature of mining, the overwhelming majority of our workforce must be on site. We are pleased that our operations have largely adjusted to government-imposed travel restrictions but, in Western Australia, the closure of state and international borders led to an acute shortage of skills, high labour turnover and a sharply escalating wage bill at our four mines. Most of our office and administrative employees continued to work from home for much of 2021. We are examining how best to optimise flexible working arrangements and opportunities for collaboration in an office environment.Let me now review the performance of the Company in 2021 against the three new strategic pillars. 31 22-26390-2 C1.1 P572

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32 Gold Fields Integrated Annual Report 2021 More detail on pages 38 – 59PILLAR 1: MAXIMISE THE POTENTIAL FROM OUR CURRENT ASSETS THROUGH PEOPLE AND INNOVATIONGold Fields had a sound operational performance in 2021 despite some adverse external impacts, including continued Covid-19 restrictions, sharply rising input costs and a 10% stronger South African Rand and 9% stronger Australian Dollar against the US Dollar. The average gold price received in 2021 was largely unchanged at US$1,794/oz (2020: US$1,768/oz). The Group managed to achieve its 2021 market guidance for both production – 2.30Moz to 2.35Moz – and AIC – US$1,310/oz to US$1,350/oz.Attributable gold-equivalent production for 2021 increased by 5% to 2.34Moz (2020: 2.24Mkoz), a testament to the strong performance of our operations given that 2020 had an extra 10 production days following the decision to align production month-end with calendar month-end. Strong production increases at our St Ives, Granny Smith and South Deep mines were somewhat offset by decreases at Agnew and Gruyere. South Deep’s performance, with managed production up 29% to 293koz and AIC down 1% in Rand terms, is noteworthy and builds on the strong production and cost improvements of the previous two years. The Group’s 2021 AISC of US$1,063/oz compared with US$977/oz in 2020, an increase of 9% driven primarily by the strengthening of the Rand and the Australian Dollar, as well as cost inflation. The escalating input costs were driven by higher energy and diesel prices, increased material costs, as well as sharply escalating labour costs, particularly in Western Australia. These inflationary pressures added an estimated US$50/oz – US$70/oz to Gold Fields’ cost base in 2021. AIC in 2021 were 20% higher at US$1,297/oz (2020: US$1,079/oz), again due to the strengthening of both the Rand and the Australian Dollar, but also reflecting the ramp-up of project capital to US$375m at Salares Norte during 2021 (2020: US$97m). Excluding the Salares Norte project capital and the strengthening currencies, AIC would have increased by only 5% to US$1,089/oz in 2021.As previously guided, 2021 was a high capex year for Gold Fields, with a total US$1.09bn spent – an increase of 86% on 2020. Growth capex for the year of US$513m was dominated by our spending at Salares Norte but also included near-mine exploration spending of US$104m. Despite the higher capex, Gold Fields generated adjusted free cash-flow from operating activities of US$463m during 2021 (2020: US$631m). Adjusted free cash-flow from operations for 2021, which excludes project capital, rose to US$913m from US$868m in 2020. Consequently, we once again paid out strong dividends to our shareholders. In line with our dividend policy of paying out between 25% and 35% of normalised profit as dividends, we declared a final dividend of R2.60 per share, which, on top of the R2.10 interim dividend, brings the total dividend payment to R4.70/ share in 2021 (2020: R4.80/share). Gold Fields remains in a strong financial position. At end-December 2021, our net debt balance (including leases) decreased to US$969m from US$1,069m at the end of 2020. This translates to a net debt:EBITDA ratio of 0.40x, compared with 0.56x end-2020. We have opportunistically reduced our debt given the recent higher gold price, and look set to reduce this even further during 2022, if stable gold prices are maintained.Over the past four years, Gold Fields entered several gold-price hedges to protect our cash-flows while capex levels were high or to reduce relatively high levels of debt. The last of the gold hedging was completed in 2021. The losses on the gold hedges declined to US$26m in 2021 from US$292m in 2020. The Company still has oil price and currency hedges in place, and these have, for the most part, shown gains over the past year. GROUP AIC AND CASH-FLOW TRENDS FROM 2017 TO 2021Cash ﬂow (US$m)AIC (US$/oz)7006005004003002001000(100)(200)(300)1,6001,200800 400 02017Q Adjusted free cash-ﬂow (US$m)1201820192020 2021(2)(122)1,0081,1732491,0641,0794631,297Q Group AIC (US$/oz)1 Cash-ﬂow from operating activities less net capital expenditure, environmental payments, lease payment and redemption of Asanko preference shares 631 5432103.53.02.52.01.51.00.502017Q Total dividend (R/share)20182019202020210.900.401.031.451.601.2914.804.700.5610.40Q Net debt: EBITDA ratio1 Adopted the new IFRS 16 Lease accounting standardDEBT AND DIVIDEND TRENDS FROM2017 TO 2021Dividend (R/share)Net debt: EBITDA ratio 321020172.152.042.202.242.342.252.382.722.292.432.77201820192020 202120222023Q Outlook range(excl. Asanko)2024GOLD PRODUCTION AND OUTLOOKMozChief Executive Officer’s report continuedIAR 22-26390-2 C1.1 P573

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Gold Fields Integrated Annual Report 2021 IAR Governance and leadership More detail on pages 60 – 91PILLAR 2: BUILDING ON OUR LEADING COMMITMENT TO ESG Our commitment to ESG issues – which range from climate change mitigation to gender diversity and are some of the most defining societal challenges of our time – is not only what society expects from us, but is also intrinsic to Gold Fields’ long-term success. Our stakeholders need to know where we stand on these issues.We have entrenched ESG as a business imperative at our mines and have elevated it as one of our three strategic pillars. Take climate change: by investing in renewable energy projects, we secure a significant portion of our energy supply and reduce our energy costs. Similarly, while rising temperatures have a damaging impact on the environment and people around the world, the impact can be equally severe on our workforce, host communities and operations (see our 2021 Climate Change Report).Our stakeholders – including investors – require that we disclose the impact of ESG-related issues transparently, have mitigation measures in place and manage these issues in alignment with our business strategy. We took a significant step on this journey in December 2021 by making a firm commitment to a range of 2030 ESG targets. These targets are being fully integrated into our operations and prioritised for implementation this year. The targets are headlined by a commitment to reduce our Scope 1 and 2 carbon emissions by 30% on a net basis by 2030 against our 2016 baseline. Taking cognisance of the fact that we plan to raise our production profile over the same period, this translates to 50% absolute emission reductions. As a signatory to the Paris Agreement, Gold Fields, like most of its peers, is committed to net-zero carbon emissions by 2050. Rolling out renewable energy projects at our mines is key to achieving these targets and already contributed to an 18% absolute emission savings between 2016 and 2021 as the contribution of renewables to the Group energy mix increased from 0% to 5% (excluding hydro power). This is largely due to the two completed renewable micro-grids at Granny Smith and Agnew in Western Australia.Beyond renewable energy, we are also looking at reducing emissions from our fleet of diesel-powered vehicles and machines to achieve our targets by trialling and eventually rolling out zero- emission vehicles. Scope 3 emissions will also come into focus over the next few years.The Company also set ambitious new targets relating to its water and environmental stewardship, managing its tailing storage facilities (TSFs) and creating value for its stakeholders, particularly host communities. For its employees, Gold Fields seeks to further improve safety, health and wellbeing, and achieve greater inclusion and diversity by targeting a 30% female workforce by 2030 (2021: 21%).The investment in decarbonising Gold Fields will amount to about US$1.2bn until 2030, of which about a quarter is expected to be financed by the Company. The remainder will be funded through power purchasing agreements (PPAs) from third-party providers. All projects are expected to be NPV positive. Further clarity on the costs, and savings, will be provided once detailed studies on these projects have been completed.The capital investment required to ensure even safer TSFs at our operations and reduce the number of upstream facilities to three is an estimated US$325m. A further US$25m is likely to be required to ensure our TSFs comply with the GISTM.Gold Fields will report progress against these targets as part of its annual results reporting each year.While these targets are certainly ambitious, we realise that without this commitment to create enduring value beyond mining and positively impacting our local stakeholders, we cannot guarantee the long- term sustainability of our assets. Indeed, we believe that a robust ESG performance can contribute to strengthening our business case, particularly with regards to access to sustainable finance.In 2021, we continued to focus on driving our in-country and host community economic impact. Of the US$3.59bn in value created during 2021 (2020: US$2.85bn), US$872m – or 28% – remained with our host communities through wages, procurement spend and investments in SED. Approximately 54% of our workforce – 9,330 people – are employed from our host communities. Over the past six years, we created between US$600m and US$900m in community value every year. Cumulatively, this amounts to almost US$4.5bn, a significant investment in the economic wellbeing of our host communities and their estimated 485,000 residents. 1DECARBONISATION 2TAILINGS MANAGEMENT 3WATER STEWARDSHIP· 50% absolute emission and 30% net emissions reductions from 2016 baseline (Scope 1 and 2)· Net zero emissions by 2050· Conformance to the Global Industry Standard on Tailings Management· Reduce number of active upstream raised TSFs from 5 to 3· 80% water recycled/reused· 45% reduction in freshwater use from 2018 baseline4SAFETY, HEALTH, WELLBEING AND ENVIRONMENT5GENDER DIVERSITY6STAKEHOLDER VALUE CREATION· Zero fatalities· Zero serious injuries· Zero serious environmental incidents· 30% women representation· 30% of total value created benefits host communities· Six flagship projects benefiting host communities GOLD FIELDS’ 2030 ESG TARGETS – UNDERPINNED BY SOUND GOVERNANCE 33 22-26390-2 C1.1 P574

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34 Gold Fields Integrated Annual Report 2021 More detail on pages 92 – 101PILLAR 3: GROW THE VALUE AND QUALITY OF OUR PORTFOLIO OF ASSETS Gold Fields has a solid production profile of over 2.2Moz a year for the next 10 years. We anticipate that our annual production will grow to 2.7Moz by 2024 once Salares Norte is commissioned in early 2023 and as South Deep continues to build on its ever-improving production and cost performance. Our current portfolio of mines is well positioned to create financial and economic benefits for its stakeholders on a standalone basis for the next three years and beyond.However, as we enter the second half of the decade, some of our other mines are likely to reach the ends of their lives and our production profile will decline beyond 2025 unless we preserve the production base we have created. We plan to achieve this by growing the Mineral Reserve and Mineral Resource bases of our existing mines through investment in near-mine exploration and value- accretive acquisition opportunities.The continued investment in near-mine exploration at our Australian mines and, more recently, at Tarkwa and Damang in Ghana has been critical to maintaining our production profile. We have generally been able to replace and exceed depletion of Mineral Reserves. Over the past six years, since the December 2015 declaration, the Group has replaced approximately 11.0Moz in depleted Mineral Reserves and added a further 4.5Moz through its successful exploration activities, technical studies and project investments. Gold Fields’ attributable gold-equivalent Mineral Reserves were 48.7Moz at the end of 2021, a 6% decrease from 2020 amid mined depletion and higher costs impacting the cut-off grade. Attributable gold-equivalent Mineral Resources at end-December 2021 were 112.6Moz (2020: 116.2Moz).A key focus of our work this year is to ensure we deliver the Salares Norte project on time – by Q1 2023 – and within the US$860m budget. By the end of 2021, we had completed 63% of the work and all the critical path items were tracking against plan. This is a significant achievement given the severe winter weather in the Atacama region of Chile and ongoing Covid-19 and supply chain constraints. The final US$379m of the capital budget will be spent during 2022 and early 2023. Once operational, Salares Norte is expected to add 450koz gold- equivalent production per year on average for the first seven years at AIC of US$465/oz (in 2019 terms) – one of the lowest in the industry. The final pillar of our portfolio strategy has been to set up our South Deep mine in South Africa for safe, sustainable and profitable production. While South Deep was the hardest hit by Covid-19-related restrictions, it continues to report strong financial and operational improvements. In 2019, South Deep stemmed its decade-long cash burn by generating US$15m in adjusted free cash-flow, followed by a further US$34m in 2020. With 2021 managed production up 29% to 293koz and AIC lower in Rand terms, adjusted free cash-flow improved even further – increasing to US$97m in 2021. Given South Deep’s ever- improving performance, we are confident that the mine is on track to generate long-term, sustainable cash-flows and profits. Chief Executive Officer’s report continuedExploration on Lake Lefroy at the St Ives mine, Western AustraliaIAR 22-26390-2 C1.1 P575

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Gold Fields Integrated Annual Report 2021 IAR Governance and leadershipOUTLOOK FOR 2022Looking ahead to 2022, we will focus on implementing our new strategy and further optimising production and costs at our operations, as well as gearing up for the delivery of Salares Norte. After increasing capex by 86% to US$1.09bn in 2021, this year will see another big capital investment for Gold Fields, with total capex guidance of US$1.05bn – US$1.15bn for the year, of which US$625m – US$675m is sustaining capital. Of the project capital, US$330m will be allocated to Salares Norte (2021: US$375m), which was 63% complete by end-2021 and remains on schedule for first gold at the end of Q1 2023.Salares Norte will significantly impact Gold Fields’ long-term production and cost profile, as the mine will be producing an average of 450koz gold-equivalent production per year for the first seven years at AIC of US$465/oz – one of the lowest in the industry.In 2022, Group attributable equivalent production is expected to be at 2.25Moz – 2.29Moz, excluding our share of the Asanko JV. AISC is expected to be between US$1,140/oz – US$1,180/oz and AIC, given the higher capex, between US$1,370/oz – US$1,410/oz. Excluding capital spend on Salares Norte, we expect AIC of US$1,230/oz – US$1, 270/oz.The risk of stoppages due to Covid-19 has not been factored into any guidance estimates, and the extent of Covid-19 impacts on either production or costs is indeterminable at this stage. Subsequent to year-end, Russia’s invasion of Ukraine has had a significant impact on commodity prices, including increased oil, gas, other commodities and gold prices. The oil price is a driver for a number of input costs for the Group, including diesel and transport costs, while gas prices have an impact on power costs and other commodity prices drive direct mining and processing costs. The Group has an oil hedge in place for 2022 that will mitigate some of the impact of an increase in the oil price on input costs.Management considered the impact of the high inflationary environment in the business planning process used to determine the 2022 operational plan and guidance. However, further significant increases in oil, gas and other commodity prices could further increase the prices the Group pays for products and services and could lead to increasing costs.Conversely, an increase in the gold price could increase the revenue for the Group and could have a positive effect on operating results.Gold Fields’ 2022 business plans are based on an average gold price of US$1,600/oz (R800,000/kg, A$2,100/ oz), while our exchange price assumptions are R15.55/US$1 and A$0.76/US$1.Our Group 2022 Scorecard on the next page (p36) shows our key performance indicators on how we plan to implement our strategy and achieve our guidance. We also list the initiatives to support these scorecard objectives.LONG-TERM GUIDANCEAfter a strong performance in 2021, South Deep is set to continue on the growth trajectory previously outlined. We expect production to grow by a further 20% – 30% to 345koz – 375koz over the next four years, with an increase of approximately 7% to 309koz – 312koz forecast for 2022. As we continue to deliver into the Damang Reinvestment plan, 2022 will be the last full production year at the mine, with production expected to be approximately 230koz for the year. Thereafter, we expect production to decline to approximately 150koz in 2023 with production for the last two years of life (2024 and 2025) derived from stockpile treatment. In the meantime, project studies are underway to determine whether life extension projects are financially viable. We will provide an update on these projects later in the year. Salares Norte continues to progress according to plan, and first gold remains on track for end Q1 2023. The plant is expected to take 12 months to ramp-up to full production. Based on this, we expect production of approximately 200koz in 2023, with 2024 – at almost a full year of production – to come in at approximately 550koz. Production at the other assets in the portfolio are expected to be stable over the next three years. Taking into account the above, we expect production for 2022 – 2024 to be: • 2022: 2.250Moz – 2.290Moz• 2023: 2.375Moz – 2.425Moz• 2024: 2.720Moz – 2.770MozNOTE OF THANKSComing into a new organisation can be a challenge, but the Company, particularly the Executive Committee, have been very supportive. We worked together well to develop the new strategy, and I know I can rely on their knowledge, experience and enthusiasm as we implement it. I would like to express my sincere gratitude to my fellow directors – particularly our outgoing Chairperson, Cheryl Carolus – for providing guidance and support in my first few months especially. Furthermore, the Board’s input and final stamp of approval was critical as we finalised the new strategy and 2030 ESG targets. As announced, Cheryl will be stepping down in June 2022 after 13 years on the Board, including the last eight as Chairperson. On behalf of all Gold Fields’ employees, I want to express our gratitude for her enormous contributions in guiding the Company through some tumultuous times. It is a credit to her leadership that Gold Fields is now in such good financial and operational shape, and widely considered to be one of the leaders in sustainable gold mining. Yunus Suleman will then take over as Chairperson and we wish him well in the new role. Finally, our substantive achievements would not have been possible without the hard work of the approximately 22,000 people of Gold Fields. I have not had the pleasure of meeting most of you face to face, but I plan to do so when I travel to our operations this year, Covid-19- related restrictions permitting. I know I can count on your support, skills and experience as we embark on this new journey at Gold Fields. Chris GriffithChief Executive Officer35 22-26390-2 C1.1 P576

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36Gold Fields Integrated Annual Report 2021 ORGANISATIONAL CAPACITY 1GROW THE VALUE AND QUALITY OF OUR PORTFOLIO OF ASSETS• Merger and acquisition opportunities•Divestment opportunities• Greenfields/Brownfields exploration strategy• Deliver Salares Norte 2ENHANCE THE CAPABILITY OF OUR PEOPLE• Entrench requisite organisational principles • Enhance talent management strategy • Drive learning and development interventions • Future ways of working INTERNAL BUSINESS PROCESSES 5IMPROVE QUALITY AND DELIVERY OF OUR PLANS• Strategic projects pipeline delivery initiative• Technical review initiative 6INCREASE DISCIPLINE IN DELIVERING THE PLANSTAKEHOLDER 9ADHERENCE TO ESG FRAMEWORK• Decarbonisation plan and execution (in line with net-zero commitments made)• Diversity strategy and plan• Water stewardship strategy and plan • Communities/stakeholder value creation•Tailings management• Catastrophic risks management 10IMPROVE CONTROLS TO ELIMINATE FATALITIES AND SERIOUS INCIDENTS•Safety programmes• Mental wellbeing initiatives • Lead indicators for environment to be definedFINANCIAL 13IMPROVE TSR 14IMPROVE FCM 2022 Group ScorecardINITIATIVES TO SUPPORT THE SCORECARD OBJECTIVES Increase value for all stakeholders Deliver on our commitment to ESG ORGANISATIONAL CAPACITY INTERNAL BUSINESS PROCESSES STAKEHOLDERFINANCIAL INCREASE VALUE FOR ALL STAKEHOLDERS• Cost of equity • Median performer in the peer group 13 IMPROVE TOTAL SHAREHOLDER RETURN (TSR) • Improve controls to eliminate fatalities and serious incidents (fatalities, serious injuries and serious environment incidents)• Reduction in carbon emissions • Increase in female representation• Adherence to tailings standards • Improve business, community and stakeholder value •Water stewardship• 90% delivery against all ESG strategic priority targets including: 9 ADHERENCE TO ESG FRAMEWORK• 80% progress on EHS scorecard (lead indicators) 10 IMPROVE CONTROLS TO ELIMINATE FATALITIES AND SERIOUS INCIDENTS DELIVER ON OUR COMMITMENTS TO ESG • 80% of key strategic planning projects implemented to deliver the selected case• 90% of sites meeting technical review standards in terms of adherence to strategic planning guidance (including capital and operating cost estimates) 5 IMPROVE QUALITY AND DELIVERY OF OUR PLANS• ±5% variance – metal – oz• ±5% variance of capital to plan (spend and correct projects)• ±5% variance – net operating cost • >75% compliance to plan and schedule 6 INCREASE DISCIPLINE IN DELIVERING THE PLAN • One new asset added to portfolio that meets the criteria approved by the Board • 5% increase in internal valuation per share of portfolio using 2021 sustaining case as baseline 1 GROW THE VALUE AND QUALITY OF OUR PORTFOLIO OF ASSETS• 60% of D-band and above workforce assessed• 50% match of D-band individuals assessed to current role requirements 2 ENHANCE THE CAPABILITY OF OUR PEOPLEIAR 22-26390-2 C1.1 P577

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Gold Fields Integrated Annual Report 2021 IAR Governance and leadership 3DRIVE CULTURE OF INNOVATION, HIGH PERFORMANCE AND INCLUSIVITY • Design, implement and measure the desired culture 4INCREASE THE VALUE DELIVERED THROUGH MODERNISATION PROJECT • Develop holistic modernisation, technology and modernisation plan based on asset optimisation supported by business cases• Identify high priority modernisation and innovation opportunities • Revamp and accelerate modernisation programme (as part of the five-year (I&T) strategy review) 7IMPROVE OPERATIONAL EFFICIENCIES THROUGH ASSET OPTIMISATION • Assessment of key value drivers for each site • Understanding capability histograms • Stability analysis and understanding variability data • Efficiency tracking for operations• Initiative identification business case, execution) and use case deployment (modernisation) 8IMPROVE EFFICIENCY AND INTENSITY OF CAPITAL SPEND 11IMPROVE ANALYST VALUATIONS OF OUR ASSETS • Execute targeted industry and analyst stakeholder engagement plan • Create holistic stakeholder engagement strategy 12IMPROVE THE GOLD FIELDS BRAND WITH EMPLOYEES, HOST COMMUNITIES AND ALL OUR STAKEHOLDERS • Branding initiative 15REDUCE DEBT Improve perception of value • FCM at the business plan gold price (US$1,600) (US$78.9m) 14 IMPROVE FREE CASH-FLOW MARGIN (FCM) • Limit increase in net debt while funding Salares Norte and paying dividends at budget gold price and exchange rates• Target: US$124.6m 15 REDUCE DEBT IMPROVE PERCEPTION OF VALUE • 1.05x analyst valuations to internal valuations (selected cases) – for current assets at the same gold price 11 IMPROVE ANALYST VALUATIONS OF OUR ASSETS • 80% achievement of brand perception project implemented 12 IMPROVE THE GOLD FIELDS BRAND WITH EMPLOYEES, HOST COMMUNITIES AND ALL OUR STAKEHOLDERS • 90% of progress against asset optimisation project plan (from diagnosis to implementation)• 25 business critical initiatives identiﬁ ed per site that enhance the value of the asset • ±8 reduction in variance on milled grade vs plan• % reduction in operating cost per tonne milled against 2021 baseline 7 IMPROVE OPERATIONAL EFFICIENCIES THROUGH ASSET OPTIMISATION • >60% of approved capital allocated in accordance with their capital ranking and allocation framework• 70% capital projects executed in accordance with Board-approved plan (scope, schedule and cost) • 5% capital savings from completed capital projects 8 IMPROVE EFFICIENCY AND INTENSITY OF CAPITAL SPEND • 95% progress on mapping out the culture journey • % alignment to culture roadmap (metric year 2 onwards) 3 DRIVE CULTURE OF INNOVATION, HIGH PERFORMANCE AND INCLUSIVITY • 70% of digital infrastructure projects completed• 50% modernisation projects that comply with the quality framework milestones 4 INCREASE THE VALUE DELIVERED THROUGH MODERNISATION PROJECTSWe are committed to achieving our vision of being the preferred gold mining company delivering sustainable and superior value. The delivery of this vision as well as our new purpose statement – creating enduring value beyond mining – will be achieved by implementing the three pillars of our strategy; maximising the potential from current assets through people and innovation, building on our leading commitment to ESG and growing the value and quality of our portfolio of assets. The group and operations have developed a range of objectives on how this strategy will be implemented. These objectives, their respective targets and linked initiatives are shown in the group 2021 Scorecard here: 37 22-26390-2 C1.1 P578

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38 Gold Fields Integrated Annual Report 2021 IN THIS SECTIONSafety 40Health and wellbeing42Fit-for-purpose workforce44Technology and innovation48Production and cost performance 49Strengthening the balance sheet 54Consolidated income statement, statement of ﬁ nancial position and statement of cash-ﬂ ow 57IARDump truck at the Damang mine, Ghana 22-26390-2 C1.1 P579

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Gold Fields Integrated Annual Report 2021 IAR RELEVANT GROUP RISKS INFLATION/MINING COSTSRising mining costs, including those relating to ESGSKILLSAttraction and retention of diverse talent and skillsSAFETYSafety and health of our employees, including occupational illnesses 3 5 7STRATEGIC PILLAR 1Maximise potential from current assets through people and innovation We are going to use innovative mining methods and the talents and expertise of our people to get the most out of the mines we currently own.Ounces of gold produced2.34MozAdjusted free cash-ﬂ owUS$463mNet debt/EBITDA ratio0.40x 2021 PERFORMANCE HIGHLIGHTS 39 22-26390-2 C1.1 P580

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40 Gold Fields Integrated Annual Report 2021 SafetyOur number one value – safety – drives our goal to achieve zero harm, as well as our target to eliminate all fatalities and serious injuries at our operations. Safety is critical to enabling performance across the Group.It is with deep sadness that we have to report that an employee at our South Deep mine in South Africa died in a mining incident in April 2021. Vumile Mgcine, a shaft timberman, succumbed to injuries sustained while attempting to unblock a chute outlet on an underground conveyor belt. To try to eliminate serious injuries and fatalities, South Deep has evolved its Safety Strategy, which builds on the Group strategy and rests on three human dimensions: motivation, mindset and method. It also places greater emphasis on people – especially the factors that influence decisions and behaviours. Each person at Gold Fields is expected to take personal accountability for safety based on the belief that all incidents are preventable. While technical solutions, strategies, rules and regulations contribute towards a safe workplace, these are rarely enough without also having a strong safety culture. We recorded nine serious injuries in 2021, almost half of which were slip and falls, compared with six in 2020. However, the severity of these injuries reduced during the year, as the duration and severity rates decreased by 30% and 41%, respectively. The long- term downward trend in injuries continued, with LTIFR reducing by 14% from 2020 – a new low for the Company – while the TRIFR was 10% lower than in 2020. Agnew’s performance is particularly noteworthy, as the mine last experienced an LTI in 2019. Our safety performance indicators combine lagging (fatalities and serious injuries) and leading indicators. Of the latter, all improved year-on-year, giving us confidence that the impact will soon be felt in the lagging indicators. Critically, we now average eight safety engagements for every 1,000 hours worked, almost double that of 2020. Reporting of near-miss incidents increased by 22% from 475 in 2020 to 581 in 2021. We promote the reporting of near-miss incidents to ensure lessons can be learnt, shared and preventative actions put in place Group safety performance (employees and contractors) 20212020201920182017Fatalities111113Serious injuries29641726Lost time injuries (LTIs)33032383452Total recordable injury frequency rate (TRIFR)4 2.162.402.191.832.42Severity rate51932231 We also recorded non-occupational fatalities at our mines during 2017 and 20182 Since 2019, we have applied Gold Fields’ definition in classifying serious injuries. In terms of this definition, a serious injury is one that incurs 14 days or more of work lost and results in one of a range of injuries detailed at www.goldfields.com/safety.php3 LTI is a work-related injury resulting in the employee or contractor being unable to attend work for one or more days after the day of the injury. The employee or contractor is unable to perform any of his/her duties. LTIFR is per million hours worked4 TRIFR = (fatalities + LTIs + restricted work injuries + medically treated injuries) x 1,000,000/number of hours worked5 Severity rate = days lost to LTIs/hours worked x 1,000,000to prevent more serious incidents in future. We reaffirmed our 2018 commitment to zero fatalities and serious injuries by including them in our 2030 ESG targets released in December 2021. These targets guide the work of our teams implementing ESG priorities at our operations and offices.Group Safety Strategy Gold Fields’ zero harm Safety Strategy focuses on three key, mutually supportive and comprehensive programmes: • Courageous Safety Leadership (CSL), is about motivating employees to display leadership • The Vital Behaviours programme seeks to influence employees to make the right choices • The Critical Control Management (CCM) approach within our safety systemsIn addition, all our operations are certified to ISO 45001, the leading health and safety management system standard. The CSL programme equips our employees with practical tools to become safety leaders, while also fostering an environment in which individuals feel empowered to speak out about unsafe behaviours. Improvements to our leading indicators are a positive sign of potential improvement. Over 5,800 employees attended CSL training in 2021 – exceeding our target of 4,500 people – despite continued Covid-19 restrictions. To date, over 16,000 people have been trained.CCM is a key tool used by Gold Fields to prevent incidents that have the potential to severely injure our people. We follow the approach outlined by the ICMM, and have learnt much from – and, we believe, contributed to – the efforts of our peers in the ICMM. CCM is a practical method of improving managerial control over rare but potentially catastrophic events – called material unwanted events (MUEs) – by focusing on critical controls. The first step is to identify controls for each MUE, in particular those controls that will prevent the event from occurring or mitigate the consequences. The absence or failure of a critical control will significantly increase the risk of an MUE occurring, despite the existence of other controls. We provide a level of external assurance over the critical controls in place for specific MUEs.IAR 22-26390-2 C1.1 P581

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Gold Fields Integrated Annual Report 2021 IAR Maximise potential from current assetsWe established regional environmental, health and safety (EHS) scorecards to improve performance at an operational level. These scorecards include leading and lagging key performance indicators (KPIs), along with Group- wide and regional KPIs. Scorecard targets of 80% were again set for 2021, which were achieved.Modernisation and the safety and health of our employeesA key driver behind the further mechanisation and modernisation of our operations is to improve the safety of our employees. We established dedicated innovation and technology leadership teams in all regions to drive initiatives that will improve safety, cost and productivity.We made good progress on vehicle interaction technologies, with Tarkwa, Damang and Salares Norte installing collision awareness and fatigue management systems in their vehicle fleets. South Deep completed the design of a collision avoidance system using adaptive cruise controls in 2021, which is scheduled for deployment in 2022. Removing people from active mining areas is another focus at South Deep, supported by a drive to expand tele-remote loading and rock breaking from surface. Granny Smith upgraded their tele-remote loading to allow two machines to be operated from one surface chair.To improve the underground working environment, Gold Fields commenced with numerous underground battery electric vehicle trials. In 2021, St Ives received the first 50-ton battery truck in Australia; a matching loader is scheduled for delivery in early 2022. South Deep is also scheduled to receive an underground loader for trial this year while, last year, Granny Smith started trialling a rapid charge, battery power underground transport vehicle. These trials will allow Gold Fields to better understand battery vehicle options. Gold Fields also participates in the ICMM’s Innovation for Cleaner, Safer Vehicles (ICSV) programme, which is working with mining vehicle manufacturers to reduce or eliminate injuries from vehicle interactions, ensure a healthier underground working environment free of diesel emissions and reduce GHG emissions through electrification. Hygiene education funded by Gold Fields at a school near our Tarkwa mine in Ghana41 22-26390-2 C1.1 P582

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42 Gold Fields Integrated Annual Report 2021 Health and wellbeingCovid-19 again dominated the Group’s occupational health and wellness efforts in 2021. The pandemic challenged our people and our business in many ways, though its impact seemed to be waning in early 2022.Gold Fields’ workforce may be exposed to a range of occupational health and wellness risks associated with, among others, Silicosis, Tuberculosis (TB), Noise-Induced Hearing Loss (NIHL) and Diesel Particulate Matter (DPM). The extent of the exposure risks differs from mine to mine as we operate both underground and open-pit mines.We comply with all occupational health regulations and, in countries where regulations have not yet been promulgated, we endeavour to follow industry best-practice standards. We are further guided by our goal of zero harm and consider the protection of employee health and wellness a fundamental human right. We also aligned our systems to manage occupational health with a CCM approach, as detailed on p40.Health programmes remain a key focus area at South Deep, also because of the prevalence of many chronic diseases in South Africa. We have developed a strategic framework for occupational health during 2020, which is supported by Group guidelines that are being rolled out across our operations.COVID-19While the impact of Covid-19 on our operational performance was relatively limited during 2021, the impact on our workforce has been devastating. During 2021, we reported 17 deaths among our employees and contractors at South Deep, Tarkwa and Cerro Corona. It brings the total number of Covid-19-related deaths in the Company to 20. As at 13 March 2022, 6,599 employees and contractors had tested positive for Covid-19. The large number of positive Covid-19 cases reflects the high prevalence of Covid-19 in the communities neighbouring our operations in Peru, Ghana and South Africa. Vaccination remains our primary defence against the impact of the virus and, by mid-March 2022, 84% of our employees and contractors were already fully vaccinated. A further 31% have already received their booster vaccinations. Our Western Australian mines introduced mandatory vaccination for most job categories in line with state policy. Particular success was achieved in Ghana and South Africa, where relatively low take-up of vaccines within the population was not the case in Gold Fields’ workforce as a result of extensive communications campaigns and efforts to facilitate vaccination.In Chile and Peru, very high vaccination rates have been achieved, following successful efforts by those countries’ governments.Apart from the vaccination campaigns, we continue to support our workforce through, among other things, educational awareness programmes, implementing stringent safety protocols, rapid testing and offering medical assistance if employees contract the virus. Government-imposed restrictions and lockdowns had less of an impact in 2021 than in 2020, while workforce absence owing to positive Covid-19 cases or close contact with someone who had the virus had the greatest impact on our operations. Extensive testing regimes and ongoing organisation of the workforce in small teams assisted greatly in limiting the spread of Covid-19 among employees.During 2021, our operations spent approximately US$29m on Covid-19- related initiatives and interventions, such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities. At our Salares Norte project in Chile, we had to cater for an additional 2,000- plus contractors on site during the construction process. Covid-19 expenditure in 2021 included US$2m spent on donations to assist governments and communities in their fight against the pandemic, while in Ghana the government imposed a US$5m Covid-19 health recovery levy. In 2020, total Covid-19-related spending amounted to about US$33m. Since the start of the pandemic in March 2020, a Group Exco Covid-19 crisis management team has met monthly to coordinate actions and strategies to mitigate the impact of the pandemic on our operations. Regular meetings of the Board’s Risk Committee have also been held to provide governance oversight. Regional and site committees perform similar roles. The latest Covid-19 statistics at our Group are displayed in the table below:Covid-19 report (as at 13 March 2022) TotalTested188,131Positive6,599 Negative181,156 Recovered6,528Vaccinated184%Deceased201 Fully vaccinated. Private vaccinations by employees are not always declared Numbers exclude Asanko/GalianoDIESEL PARTICULATE MATTER Employees working with machinery in confined underground spaces, as well as those operating diesel- powered vehicles, are at risk of being exposed to DPM.The South African regulator has not yet promulgated an occupational exposure limit (OEL) for DPM; however, we align with the local industry limit of 0.16mg/m3. Pleasingly, DPM levels exceeding this limit continued to decrease, falling to 9% in 2021 – down from 10% in 2020. Fitment of advanced diesel particulate filters on load haul dumpers (LHDs) and dump trucks continued in 2021. South Deep also continuously reviews ventilation layouts to ensure optimal dilution in working places. In Australia, equipment filtration is a key part of our strategy to manage DPM in our underground mines. Our strategy also requires several additional controls to be in place, including maintenance schedules, IAR 22-26390-2 C1.1 P583

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Gold Fields Integrated Annual Report 2021 IAR Maximise potential from current assetsventilation requirements, operator training, monitoring protocols and corrective action processes for any exceedances of the OEL. Exceedances of the current OEL of 0.07mg/m3 per 12-hour shift in the Australian mines are rare.Open-pit mines in Ghana and Peru pose a lower risk to DPM exposure. Sampling at these mines shows that the effects of DPM exposure to personnel is insignificant, though it still has an environmental impact. As part of our drive to improve how we manage DPM exposure, we are working with the ICMM and its member companies on the ICSV programme (p48). NOISE-INDUCED HEARING LOSS Noise from machinery and equipment puts employees at risk of developing NIHL. We did not record any cases of NIHL in Ghana, Australia or Peru during 2021. However, five new cases of NIHL were reported at South Deep (2020: three). All new equipment has noise emissions below 107dB(A) to meet the 2024 industry targets.To reduce the risk of NIHL, South Deep continued its programme of providing employees with hearing protection. All new auxiliary fans purchased are sound attenuated and we continued to retrofit existing fans. We continue to work through the Minerals Council of South Africa to encourage OEMs to produce quieter equipment.HIV/AIDSManaging HIV/Aids remains an important issue at our South Deep mine. At South Deep, 917 employees were living with HIV/Aids in Q1 2022, a prevalence rate of 20% (2020: 17%). This increase is mainly due to employees and contractors self-declaring in response to increased attention to chronic diseases and the risks they pose in combination with Covid-19. We offer voluntary counselling and testing (VCT) to prospective and permanent employees, including contractors, with the bulk of the workforce undergoing VCT in 2021. Free highly active anti-retroviral therapy (HAART) is provided to HIV-infected employees, and there are currently 903 employees enrolled in this programme (2020: 657). Our employees’ dependants can also receive HAART via the Company’s medical aid schemes.In Ghana, where the national HIV/Aids rate is less than 2%, employees and contractors have access to a free, confidential VCT programme. During 2021, 41% of the workforce participated in this programme. No new positive HIV/Aids cases were identified among employees. Six employees are on HAART at present.DUST, SILICOSIS AND TUBERCULOSIS Silicosis and TB are common in the South African mining industry, mostly due to the dusty underground environment, but also as a result of living conditions for many workers who do not live on mine property. The industry has been focusing on addressing these issues at mine sites.South Deep’s dust mitigation strategy entails installing automated dust suppression systems in high- risk areas, eliminating excessive exposures for LHD and dump truck operators, and pressurising drivers’ cabins with filtered air.The number of Silicosis cases submitted to the health authorities increased from 10 in 2020 to 12 in 2021. With one exception, these employees had all been working in the mining industry for between 30 and 40 years. All employees diagnosed with Silicosis are initiated on a six-month course of TB prophylaxis and allocated restricted duties to minimise the risk of further exposure to dust. The mine’s medical team continues to educate our workforce and provide counselling during medical reviews and screening. Our reduction in hostel room occupancy rates below one person per room has assisted in reducing rates.In May 2018, Gold Fields and five other gold companies in South Africa, and legal representatives of former mineworkers suffering from Silicosis and TB, reached an historic settlement in a Silicosis class action case. The gold companies contributed over R5.2bn (US$400m) towards a settlement trust fund. Gold Fields contribution to this was R297m (US$21m).The Tshiamiso Trust is responsible for ensuring that all eligible current and former mineworkers across southern Africa with Silicosis or work-related TB (or their dependants where the mineworker has passed away) are compensated. As at 1 March 2022, the Trust had paid out R199m (US$13m) to 2,174 industry claimants. Cardio-respiratory tuberculosis (CRTB) and chronic obstructive airways disease (COAD) cases continued to decline in 2021. During the year, South Deep recorded eight employees with CRTB, compared with 13 in 2020. One employee at South Deep was reported with COAD during 2021 (2020: three).MENTAL WELLBEING OF EMPLOYEES In accordance with Australian industry guidelines, we developed mental health plans tailored to each site’s unique needs. We took a consultative approach to help ensure actions are effective and aimed at enhancing employee wellbeing. Specific activities include access to mental health professionals and site-based counsellors, employee awareness sessions and the availability of mental health first aiders. Employee training also focused on reducing the stigma of mental health and enhancing wellbeing through supporting nutrition and sport programmes. Over the next 12 months, we will develop a mental health-specific strategy to streamline activities, along with additional initiatives that enhance wellbeing. Our learnings from the approach to mental health in Australia are being used to formulate a framework applicable to all regions within Gold Fields and will serve as guidance for our operations to continually improve their approach.43 22-26390-2 C1.1 P584

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44 Gold Fields Integrated Annual Report 2021 Fit-for-purpose workforce In a year still dominated by the Covid-19 pandemic, keeping our people safe, healthy and productive was our driving focus. As a Company, we successfully managed a hybrid working environment, with our workforce on site and administrative and office staff working from home. In the latter part of the year, we saw a gradual transition back to the office as the Covid-19 protocols in the regions allowed. Our new ways of working were stress tested and the resilience of the workforce was clearly demonstrated.We also advanced our diversity and inclusion strategy; updated and modernised our talent and job architecture as part of our drive to attract, develop and retain top skills; and continued to prioritise the number of employees from our host communities. A key focus in 2021 was the announcement of a long-term target of 30% female gender representation by 2030, which has been widely communicated. While Gold Fields already ranks highly in comparison with other mining companies in terms of gender representation, there is significant room for further improvements.Gold Fields’ workforce of 22,110 people comprises 16,153 contractors – this is significantly higher than in previous years due to the construction of our Salares Norte project in Chile, which is almost exclusively carried out by contracted firms employing over 4,000 people. Workforce by Group and region (end-December) Total workforceEmployeesContractorsProportion of nationals1202120212020202120202021Americas6,9036395686,2643,70098%Australia3,4401,7731,6681,6671,33077%South Africa4,5102,3172,2262,1931,80186%West Africa7,1381,1091,0636,0295,94099%Corporate1191191160072%Total22,1105,9575,64116,15312,77187%1 Employees onlyKey human resources metrics (end-December) Category20212020201920182017Total workforce22,11018,41217,65617,61118,594Historically Disadvantaged Persons (HDPs) employees (%)17573597271HDPs employees – senior management (%)15351524357Minimum wage ratio21.781.711.972.402.43Female employees (%)2220201916Ratio of basic salary men to women1.301.311.141.251.25Employee wages and benefits (US$m)3463412395442506Average training spend per employee (US$)1,3971,2111,9122,4692,258Employee turnover (%)1261635461 South Deep and Corporate Office only: Excluding foreign nationals but including white females2 Entry-level wage compared with local minimum wage. This ratio excludes Ghana, as the region only employs management-level employees with the transition to contractor mining3 This excludes benefits paid to employees working on capital projects4 High turnover due to South Deep restructuring and transition to Tarkwa contractor miningBeyond this, the composition of the key demographic groups among our workforce remained stable during 2021 when compared with previous years. Women account for 22% of our total Group workforce and 23% of our leadership positions. In total, 75% of employees in South Africa are Historically Disadvantaged Persons (HDPs) and just 1% of employees at our Ghanaian operations are expatriates.The Group’s long-term focus on host community employment also changed our workforce profile, and host community members comprise 54% of our workforce (2020: 53%). Importantly, this aligns with our strategy of creating value for the communities in the regions where we operate (p78 – 83). IAR 22-26390-2 C1.1 P585

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Gold Fields Integrated Annual Report 2021 IAR Maximise potential from current assetsSUPPORTING EMPLOYEES DURING COVID-19The Covid-19 pandemic continued to challenge our people and operations, and is set to continue doing so during 2022, albeit less severely. It has taken a terrible toll on our employees – as at mid-March 2022, 20 employees or contractors have tragically passed away after contracting the virus, while 6,599 of our colleagues tested positive for Covid-19. Vaccination remains our primary defence against the impact of the virus and, by mid-March 2022, 84% of our employees and contractors were already fully vaccinated while a further 31% already received their booster jabs. Our Western Australian mines introduced mandatory vaccination for all job categories in line with government policies. At South Deep, we implemented a risk-based mandatory vaccination approach, in terms of which employees in higher risk categories have to be vaccinated. In Ghana, Chile and Peru, mandatory vaccination is not yet permitted.Apart from vaccination campaigns, we continue to support our workforce through, among other things, educational awareness programmes, stringent safety protocols, rapid testing and offering medical assistance if they contract the virus. During 2021, our operations spent approximately US$29m on Covid-19- related initiatives and interventions, such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities. This includes US$2m in donations to assist governments and communities in their fight against the pandemic, as well as a US$5m Covid-19 levy in Ghana. In 2020, total Covid-19- related spending amounted to about US$33m. As a result of the high rate of Covid-19 infections, South Deep in South Africa and Cerro Corona in Peru were the most affected during 2021, mostly due to the impact of government-imposed regulations to curb the spread. However, the impact on overall Group production was limited to just under 30koz.At our Salares Norte project in Chile, the Company had to cater for an additional 2,000-plus contractors on site during the construction process. This was facilitated successfully, with no major Covid-19-related delays to the construction programme to date.Since the start of the pandemic in March 2020, a Group Exco Covid-19 Crisis Management Team has met regularly to coordinate actions and strategies to mitigate the impact of the pandemic on our operations. Regional and site committees performed similar roles. The Board’s Risk Committee has also been meeting regularly to provide governance oversight. The mental health of our employees during lockdown and isolation was also a key consideration during the year, particularly among office and administrative staff who worked mostly from home. All employees have access to free, confidential counselling and support services all hours of the day. While some employees found remote work challenging, others embraced it. The Group and regions are reviewing Gold Fields’ flexible work policies during 2022. Covid-19 will undoubtedly continue to disrupt our operations and people during 2022, though the impact will likely be less severe. NEW WAYS OF WORKING As part of developing Gold Fields’ new strategic priorities – which includes a commitment to enhance our ESG priorities and prepare for more mechanised and digitised mines – we need to adjust to new ways of working, such as: • Building a diverse and inclusive workplace• Enabling cultural transformation• Attracting, retaining and developing the right skillsOur training and development efforts focus on equipping our people with the skills required by an evolving mechanised, modernised and automated mining industry. In 2021, we invested US$1,397 per employee in training (2020: US$1,211). In response to increased virtual working, we raised the number of online training courses to enable our employees to access learning content easily. We also advanced our virtual reality training in operations like South Deep, and modernised training content and delivery mechanisms.Our Leadership Competency Framework is an important part of our talent attraction and leadership development strategy. It focuses on leadership’s ability to create an inclusive and enabling culture, demonstrating leadership excellence and building a credible brand. During 2021, we incorporated further competencies required to address the critical ESG issues in the Company.Critical role turnover for the Group was 3.5% against a target of 5%. This was higher in Western Australia, where the restrictions on labour movement to the state during the pandemic increased competition for and recruitment of WA-based skills between mining companies.Attracting the next generation of workers to the mining industry is a key focus, and we therefore continue to track the age profile of our workforce. Competitive benefits, flexible working arrangements and opportunities for growth, development and mentorship are, inter alia, aimed at attracting a diverse set of skills. We continued to move HR processes to digital platforms that allow for employee self-service, enhanced mobile systems for engagement and performance management, and e-learning and big data analytics to track people- related metrics.TALENT MANAGEMENTDuring 2021, as part of our efforts to modernise our talent strategy and attract and retain the right people in Gold Fields, we focused on developing a Group-wide 45 22-26390-2 C1.1 P586

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46 Gold Fields Integrated Annual Report 2021 job architecture that details the knowledge, skills, qualifications, behavioural and technical competencies required for all jobs in Gold Fields. This architecture maps out career pathways available to employees and creates greater transparency for employees on the role requirements and assists line managers and their teams to design appropriate development plans.The job architecture not only talks to current role requirements, but also some of the new emerging roles and competencies we will require as a business to deliver against our strategy.This approach to talent management we believe is not only attractive to employees but also helps create line manager capability in developing others.BUILDING A DIVERSE AND INCLUSIVE WORKFORCE Gold Fields recognises that the diversity and talent of our people will support our efforts in developing and retaining a diverse and talented workforce to ensure business growth and performance. At the same time, having a sound and equitable diversity and inclusion strategy benefits individual employees and our organisation as a whole, while also addressing societal expectations – particularly in terms of greater gender diversity. Our diversity and inclusion strategy, launched in 2019, has three focus areas – workforce diversity, workplace inclusion, and sustainability and accountability – and sets a roadmap for how we can achieve our business and people goals over a five-year period. In setting targets for diversity and inclusion, Gold Fields focused on representation across all aspects of the employee lifecycle, including attraction, development, promotion and attrition. In doing this, we can ensure we identify our diversity gaps at a more comprehensive level. This allows us to target actions at the areas and employee lifecycle points where we need to improve. We developed a diversity and inclusion dashboard that captures and measures all aspects of representation across the employee lifecycle, including: • Diversity workforce profile• Retention• Talent management• Inclusive mindset (cultural aspects that foster a diverse and inclusive workplace)The dashboard seeks to measure lead indicators such as succession planning, climate survey results, risk of staff departures and other key factors that drive our workforce make-up in the long term. We believe that this focus on lead indicators represents a more comprehensive approach to achieving a workforce that reflects the demographics of the countries in which we operate, while at the same time addressing the skills needs of modern, automated gold mines.We will continue to focus on increasing female representation within Gold Fields and, in December 2021, announced a 30% female gender representation target by 2030. All our regions have been tasked with comprehensively reviewing and setting targets for: • Percentage of our workforce classified as women• Percentage of women in leadership roles (D-band and above)• Percentage of women in core mining rolesImportantly, these targets will be used for the first time to determine long-term incentive awards and will rely on a strong gender bias in terms of skills development, internal promotions and recruitment of new talent. Across our global workforce, 22% of Gold Fields’ employees are women (2020: 20%). Some 54% work in core mining activities, while 23% of our leadership teams are women (2020: 21%). Three out of our 10 Board members are women, including the outgoing Chairperson.While these numbers indicate plenty of room for improving gender diversity, we have come some way over the past five years. In 2016, only 16% of our workforce were women, 15% at management level and only 8% of our women worked in core mining roles. Among other key statistics for 2021 is the ratio of basic salary for men to women, which was 1.30 in 2021 (2020: 1.31). Among employees exiting the business during 2021, 23% (2020: 22%) were women and 77% men (2020: 78%).Gold Fields was also included in the Bloomberg Gender-Equality Index (GEI) for the fourth year in a row. We were one of 418 companies globally included in the 2022 GEI. SEXUAL HARASSMENTOver the past 12 months, there has been an alarming number of reports of women working in the Western Australian resources industry who have been sexually harassed, assaulted or discriminated against in other ways. In February 2022, Rio Tinto released a report that highlighted widespread sexual harassment and violence across its global operations.As a result of these developments, the Western Australian government commenced a Parliamentary Inquiry into the treatment of women in the resources industry. This is ongoing. While the focus of public attention has been on the Western Australian mining sector, we believe this is a fundamental issue at mines globally.We also recognise that sexual assault, sexual harassment, discrimination and less favourable treatment towards women is a societal issue, and we firmly believe Gold Fields, as a subset of society, will also need to work to manage these issues. However, as we have demonstrated with safety, our Company can develop a stronger, more positive culture which, we believe, can be a positive contributor to a shift in culture in the areas and communities surrounding our operations.Fit-for-purpose workforce continuedIAR 22-26390-2 C1.1 P587

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Gold Fields Integrated Annual Report 2021 IAR Maximise potential from current assetsIn 2021, our Australian region conducted an external review into this matter, along with a separate internal review into inclusivity and diversity within our business. From this process, our Australian business has established that instances of sexual harassment, violence and discrimination have taken place in our business.The region has prepared a detailed action plan, which is currently being implemented to ensure all employees – including women and other underrepresented groups – have a respectful, safe and inclusive workplace.Over the past few years, we have implemented a number of programmes and initiatives at Group level that, we believe, are important tools to address sexual harassment directly and the issues underlying it. These include: • Proactively recruiting and promoting women and members of other disadvantaged groups• Supporting programmes that seek to combat gender-based violence in our society and the workplace• Communication campaigns to educate the workforce on our stance on sexual harassment• Upgrading living facilities at our sites where employees reside in mine accommodation• Developing a diversity and inclusion dashboard• Developing a diversity policy and rolling out unconscious bias training • Launching a new Harassment and Sexual Harassment Policy • Rolled out an e-learning module on diversity and harassment• Conducting climate surveys and providing a safe space for our employees to speak upIn response to the Rio Tinto report and the work already conducted by our Australian region, we will commission a comprehensive and independent review of these matters across the rest of our operations. This will include a review of how to create an environment in which women and other underrepresented groups can come forward and disclose their experiences as well as an update of our policies and standards. Underpinning this work is an understanding by all Gold Fields employees that any form of sexual assault, sexual harassment or any other form of bullying, discrimination or poor treatment towards any person in our business, is completely unacceptable and will not be tolerated. ORGANISED LABOUR We remain committed to engaging with our workforce on all material issues that affect them. We uphold employees’ rights to freedom of association and collective bargaining, and ensure our contractors also abide by these standards.Trade union membership among our employees is 73% at South Deep, while, in Peru, 24% of our direct workforce and 8% of the contractor workforce are unionised. In Chile, 8% of our employees belong to a trade union. In Ghana, we have no union members among employees due to our transition to contractor mining at Tarkwa and Damang. Contractor union membership in Ghana is estimated to be 86%. In Australia, an estimated 3% – 6% of employees belong to unions. In March 2022, the overwhelming majority of employees at Gold Fields’ Australian operations supported a new four-year Enterprise Agreement, which includes a comprehensive package of benefits such as enhanced parental leave, early access to long-service leave entitlements, and a new paid cultural leave entitlement for Indigenous Australian employees. The package also includes new site allowances and a retention bonus.While union relationships have historically been strained at South Deep, we continue to foster a positive working relationship that is embodied in a three-year wage agreement signed in 2021, and in our joint efforts to mitigate the impacts of Covid-19 on our workforce.REMUNERATION POLICY Our remuneration structures are designed to stimulate and incentivise high performance through market-related base pay and benefits, attractive performance-driven incentives, as well as recognition and retention programmes. The core objective of our Remuneration Policy is to attract, retain and motivate top talent to deliver superior results.The Company is acutely aware of the global concern around excessive executive remuneration, fair and responsible remuneration between management and junior-level employees, as well as pay disparities between genders. We believe our approach to short and long-term remuneration is substantively fair and consistently applied throughout the Group.Gold Fields’ Remuneration Policy drives and incentivises the achievement of our strategy, and continuously supports the creation of stakeholder value by aligning performance with commensurate levels of reward. In this way, we align stakeholder interests. For the first time this year, our incentive structures included ESG targets in the area of climate change and diversity. For details of our Remuneration Policy and 2021 remuneration and incentive payments to executives and directors, refer to our Remuneration Report on p28 – 60 of our 2021 AFR, which can be accessed at https://www.goldfields.com/ integrated-annual-reports.php 47 22-26390-2 C1.1 P588

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48 Gold Fields Integrated Annual Report 2021 Technology and innovationGold companies globally are being challenged by increasing costs, dropping grades and remote ore bodies. One way of addressing these challenges is through modernisation, which can deliver a safer working environment, improve efficiencies and production, reduce costs and limit their environmental impact. Ultimately, the ideal end state is a decarbonised, zero- emission sustainable mine that embraces innovative technology and provides a safe working environment for all.At Gold Fields, we continued to embed technology and innovation as part of the three key strategic pillars adopted by the Group during 2021. Specifically, our first strategic pillar seeks to “maximise the potential from our current mines through people and innovation”. Based on this, we will conduct a full business analysis across the Company in 2022 to determine the appropriateness of our innovation and modernisation programmes, as they relate to asset optimisation and business improvement frameworks.Gold Fields’ modernisation plan stretches across three horizons: • Horizon 1: The foundational phase to visualise the operations through real-time data and, using these business insights, plan the approach for Horizon 2• Horizon 2: The transformational phase to integrate and optimise processes and systems over a three to seven-year period• Horizon 3: The Gold Fields Mine of the Future, delivering the future state of the GroupWe made significant progress on Horizon 1 projects and programmes, and some operations have already transitioned to Horizon 2. Many of the projects have significant safety and health benefits for our workforce, including collision avoidance and awareness in vehicles, tele-remote operations, and trialling underground zero- emission vehicles. Details of these initiatives can be found on p41.A key focus of Horizon 1 was to install advancements in digital infrastructure and ICT technology at our mines as the backbone for running technology for other modernisation programmes. Some of these programmes undertaken in 2021 include: • The expansion and upgrade of the wireless network at South Deep, which we completed in 2021• A focus on leveraging LTE (4G) technology for mining, including expansions at St Ives and Gruyere in Australia. We will also commission a new 4G installation at Salares Norte in 2022• Standardisation of so-called digital drift systems across underground mines as an alternative lower- cost communication technology. This technology uses coaxial cables similar to digital television providers, with a significant advantage being that traditional electrical teams can install and maintain these systems• The roll-out of mobile devices similar to iPads to collect and automatically report production data, especially in our underground operationsHorizon 2 deployments largely focused on establishing state-of- the-art control facilities to oversee mining processes. So far, three mines made progress on this: • Cerro Corona completed an advanced process control review during 2021, with a full deployment scheduled later in 2022 to drive processing optimisation at the operation• A state-of-the-art centralised mine operating centre was commissioned and is in operation at Granny Smith. It hosts a new integrated operating platform designed using the latest manufacturing standards• South Deep expanded its surface operating centre by installing telemetry on machineryThere are a number of other technology initiatives underway, including the rollout of renewable energy grids at most of our operations as part of our decarbonisation journey to reduce our Scope 1 and 2 emissions by 30% by 2030. As part of this, we partnered with leading independent power producers (IPPs) – many of whom have provided latest renewable technologies in powering our mines. See p69 for details.In working with our peers in the ICMM, we also developed a cleaner, safer vehicles roadmap for underground and open-pit operations, each with context- specific projects within the three horizons. The introduction of zero-emission vehicles will mean step changes for the safety and health of our workforce and the environmental impacts of our operations (see p41).Modernisation extends beyond technology, however. Perhaps, most importantly, it will mean introducing a diversity of new skills, specialists and technical role to our Company, reskilling and upskilling people to adapt in an agile environment and improving performance management systems. Central to our people-focused modernisation plan is the development of a culture of diversity and agility to ready us for the new world of work.IAR 22-26390-2 C1.1 P589

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Gold Fields Integrated Annual Report 2021 IAR Maximise potential from current assetsProduction and cost performanceThe 2021 financial year was another challenging period for the gold sector, with the prolonged Covid-19 pandemic requiring a dynamic operating approach and, consequently, exacerbating the cost and complexity of mining. All regions in which we operate diligently maintained strict operating procedures to comply with Covid-19 protocols and prioritise the health and wellbeing of our employees and other stakeholders. We continued to conduct rigorous Covid-19 testing of site-based employees and visitors, and any person who tested positive was isolated and treated. We also maintained strict social distancing measures on site, with employees working remotely as much as possible. This included employees at the Group’s head office, which reopened in January 2022. To protect our people and limit the impact on production, our operations shifted focus to providing vaccinations to employees and contractors during the second half of the year. By the middle of March 2022, 84% of our workforce was fully vaccinated, which has emerged as our primary defence against the pandemic. Cerro Corona and South Deep were the most significantly impacted by Covid-19 during 2021. South Deep revised its production guidance down by 300kg (9.6koz) at the end of Q1 2021 due to the impact of Covid-19, but managed to recover the shortfall during the remainder of the year. In Peru, the combined effects of unseasonably high rainfall and Covid-19 caused Cerro Corona to also downgrade its gold production guidance at the end of the first quarter, with the mine taking 20koz off its full-year gold outlook. Covid-19 also impacted construction activities at Salares Norte during 2021, with total project progress of 63% falling slightly short of the planned 65% at year-end. Encouragingly, critical path items of the plant construction remained on track and the project is still expected to pour first gold towards the end of Q1 2023. For more information on Salares Norte’s progress, refer to p97. Despite the impact of the pandemic, the Group maintained and met production and AIC guidance for 2021 – a rare feat in the gold mining industry. Group operational performance 2022 guidance12021 actual2021 guidance 2020 actualProd(Moz) AIC(US$/oz) Prod(Moz)AIC(US$/oz)Prod(Moz)AIC(US$/oz)Prod(Moz)AIC(US$/oz)Group2.25 – 2.291,370 – 1,4102.341,2972.30 – 2.351,310 – 1,3502.241,0791 Excluding AsankoDespite the Covid-19 challenges, Gold Fields’ attributable gold- equivalent production increased by 5% to 2.34Moz in 2021 (2020: 2.24Moz) and was at the upper end of guidance of 2.30Moz – 2.35Moz.AIC for 2021 was US$1,297/oz, a 20% increase from US$1,079/oz in 2020 driven by increased project capex at Salares Norte and stronger exchange rates in Australia and South Africa. This was below the lower end of guidance, which ranged between US$1,310/oz – US$1,350/oz. Using 2020 exchange rates, AIC would have been US$1,236/oz – a 15% increase year- on-year. Excluding the increased capital costs at Salares Norte, and normalising the exchange rate differences by using the 2020 exchange rates for South Africa and Australia, AIC would have increased year-on-year by 5% to US$1,089/oz, up from US$1,038/oz in 2020. AISC for the year amounted to US$1,063/oz (2020: US$977/oz), slightly higher than the guidance range of US$1,020/oz – US$1,060/oz. At 2020 exchange rates, AISC would have been US$1,006/oz in 2021. 2021 was a year of significant capex for Gold Fields, driven primarily by the increase in project capex to US$375m at Salares Norte. The Group maintained capex levels that, we believe, are important to ensure the longevity of the portfolio. Total capex (excluding Asanko) increased to US$1,089m from US$584m in 2020. This comprised sustaining capex of US$576m and project capital of US$513m. The increase in sustaining capex is mainly attributable to increased expenditure on capital waste mining and TSFs at Tarkwa, solar plant construction and TSF extension at South Deep, and increased development and waste stripping activities at our Australian operations.Regional capex included:• Americas: At Cerro Corona, capex increased by 12% to US$56m in 2021 from US$50m in 2020, mainly due to the replacement of a crusher in the process plant in response to an increase in ore hardness. We spent capex of US$375m on Salares Norte during 2021 (2020: US$97m) as construction progressed to 63% completion at the end-2021 • Australia: Our Australian mines increased capex from A$319m (US$220m) in 2020 to A$447m (US$336m) in 2021, mainly due to spending at our St Ives mine on increased development and a paste plant at the Invincible underground mine, as well as pre-stripping of the Neptune and Delta Island open-pit mines• South Africa: As previously guided, total capex at South Deep increased by 64% year-on-year to R1,320m (US$89m) in 2021 from R804m (US$49m) in 2020. The increase in capex was driven by a number of projects, including the construction of the 50MW solar plant49 22-26390-2 C1.1 P590

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50 Gold Fields Integrated Annual Report 2021 • West Africa: Total capex (excluding Asanko) increased to US$232m in 2021 from US$167m in 2020, driven by higher capital waste stripping and construction of a new TSF at Tarkwa2022 guidanceIn 2022, attributable gold equivalent production (excluding Asanko) is expected to range between 2.25Moz and 2.29Moz. AISC is expected to be between US$1,140/oz and US$1,180/oz, with AIC expected to be between US$1,370/oz and US$1,410/oz. Regional performancesAustralia region 2022 guidance2021 actual2021 guidance2020 actualProd AIC Prod AIC ProdAICProdAICSt Ives380kozA$1,585/oz (US$1,205/oz)393kozA$1,385/oz (US$1,040/oz)360kozA$1,410/oz (US$1,060/oz)385kozA$1,266/oz(US$873/oz)Agnew251kozA$1,765/oz (US$1,340/oz)223kozA$1,741/oz (US$1,308/oz)240kozA$1,625/oz(US$1,220/oz)233kozA$1,528/oz(US$1,053/oz)Granny Smith267kozA$1,710/oz (US$1,300/oz)279kozA$1,545/oz (US$1,161/oz)265kozA$1,600/oz(US$1,200/oz)270kozA$1,465/oz(US$1,010/oz)Gruyere (50%)155kozA$1,265/oz (US$960/oz)123kozA$1,541/oz (US$1,158/oz)140kozA$1,330/oz (US$1,000/oz)129kozA$1,350/oz(US$931/oz)Region1,053kozA$1,612/oz (US$1,225/oz)1,019kozA$1,526/oz (US$1,146/oz)1,005kozA$1,500/oz (US$1,125/oz)1,017kozA$1,388/oz(US$957)Production and cost performance continuedIf we exclude project capex at Salares Norte, AIC is expected to range between US$1,230/oz and US$1,270/oz. Total capex for 2022 is expected to be between US$1.050bn and US$1.150bn. The exchange rates used for our 2022 guidance are: R/US$15.55 and US$/A$0.76. The Australia region is the largest producer in Gold Fields’ portfolio, with the four mines contributing 44% to Group attributable production in 2021. The mines delivered another strong operational performance during the year, maintaining annual production above the 1Moz level – a milestone achieved in 2020 for the first time since 2015. In 2021, gold production increased marginally to 1,019koz from 1,017koz in 2020. AIC increased by 10% to A$1,526/oz (US$1,146/oz) from A$1,388/oz (US$957/oz) in 2020 due to higher capex and higher cost of sales before amortisation and depreciation resulting from inflationary increases.Western Australia experienced challenging labour market conditions during 2021, driven by Covid-19-related travel restrictions and buoyant commodity markets. Consequently, there was an increase in labour inflation due to a combination of higher wage increases driven by labour shortages, as well as several retention measures introduced to limit the turnover of critical skills. We expect 2022 to be another year of higher-than-normal labour inflation as these skills challenges persist for at least the first half of the year.The Australia region reported adjusted FCF of A$621m (US$466m) in 2021 compared with A$723m (US$498m) in 2020.Mine performances At St Ives, production increased by 2% to 393koz in 2021 from 385koz in 2020, which is 9% above guidance of 360koz. AIC increased by 9% to A$1,385/oz (US$1,040/oz) in 2021 from A$1,266/oz (US$873/oz) in 2020 due to higher underground production costs and increased capex.Capex was up by 29% to A$138m (US$103m) in 2021 from A$107m (US$73m) in 2020, reflecting increased development at the Invincible underground mine and pre-stripping of the Neptune stage 7 and Delta Island open pits, as well as the cost of constructing a paste plant at Invincible underground.St Ives generated adjusted pre-tax free cash-flow of A$354m (US$266m) for the year.A review of the mine’s brownfields exploration activity in 2021 is detailed on p98.2022 guidance:• Gold production: 380koz• Capex: A$148m (US$113m), of which A$127m (US$97m) is sustaining capex and A$21m (US$16m) non-sustaining capex• AISC: A$1,485/oz (US$1,130/oz)• AIC: A$1,585/oz (US$1,205/oz)At Agnew, gold production decreased by 4% to 223koz during the year from 233koz in 2020 – 7% lower than guidance of 240koz. Agnew was particularly hard hit by Covid-19- related challenges during 2021, which impacted the main mining contractor’s ability to source labour. As a result, AIC increased by 14% to A$1,741/oz (US$1,308/oz) in 2021 from A$1,528/oz (US$1,053/oz) in 2020, which was also due to lower gold sold and increased capex, partially offset by lower production costs.Total capex increased by 56% to A$117m (US$88m) in 2021 from A$75m (US$52m) in 2020. Sustaining capex increased by 19% to A$75m (US$56m) in 2021 from A$63m (US$44m) in 2020 IAR 22-26390-2 C1.1 P591

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due to increased underground development, as well as upgrades to the underground ventilation infrastructure. Non-sustaining capex increased by 246% to A$43m (US$32m) in 2021 from A$12m (US$9m) in 2020 due to the development of new ore bodies at the Waroonga and New Holland underground mines, the crusher circuit upgrade and increased exploration drilling.

Agnew generated adjusted pre-tax free cash-flow of A$149m (US$112m) in 2020 compared with A$192m (US$132m) in 2020.

A review of the mine's brownfields exploration activity in 2021 is on p98.

2022 guidance:
- Gold production: 251koz
- Capex: A$127m (US$97m), of which A$85m (US$65m) is sustaining capex and A$42m (US$32m) non-sustaining capex
- AISC: A$1,540/oz (US$1,170/oz)
- AIC: A$1,765/oz (US$1,340/oz)

At **Granny Smith**, production increased by 4% to 279koz in 2021 from 270koz in 2020, which was 5% ahead of the 265koz guided for the year. AIC increased by 5% to A$1,545/oz (US$1,161/oz) in 2021 from A$1,465/oz (US$1,010/oz) in 2020 due to increased capex and cost of sales before amortisation and depreciation, partially offset by higher gold sold.

Total capex increased by 39% to A$134m (US$100m) in 2021 from A$96m (US$66m) in 2020. Sustaining capex increased by 25% to A$86m (US$64m) in 2021 from A$69m (US$47m) in 2020 due to increased mine development in the Zone 110/120 areas. Non-sustaining capex increased by 73% to A$48m (US$36m) in 2021 from A$28m (US$19m) in 2020 due to increased development in the Z135 area and the second decline of the Wallaby underground mine. When completed, the second decline will reduce congestion in the main decline and support short interval control measures to maintain the production profile.

The mine generated adjusted pre-tax free cash-flow of A$214m (US$161m) in 2021 compared with A$224m (US$155m) in 2020.

A review of the mine's brownfields exploration activity in 2021 is on p98.

2022 guidance:
- Gold production: 267koz
- Capex: A$130m (US$98m), of which A$94m (US$71m) is sustaining capex and A$36m (US$27m) non-sustaining capex
- AISC: A$1,530/oz (US$1,165/oz)
- AIC: A$1,710/oz (US$1,300/oz)

At **Gruyere**, a 50/50 JV with Gold Road Resources, gold production decreased by 5% to 247koz (on a 100% basis) in 2021 from 258koz in 2020 due to a decrease in grade of ore mined and processed, as well as processing plant issues early in the year.

AIC increased by 14% to A$1,541/oz (US$1,158/oz) in 2021 from A$1,350/oz (US$931/oz) in 2020 due to lower gold sold and a A$15m (US$11m) increase in processing costs associated with plant reliability projects as well as increased capex.

Capex (on a 50% basis) increased by 43% to A$58m (US$44m) in 2021 from A$41m (US$28m) in 2020, driven by pre-stripping of stages 2 and 3 of the pit.

Gruyere generated adjusted pre-tax free cash-flow (on a 50% basis) of A$79m (US$60m) in 2021 compared with cash-flow of A$110m (US$76m) in 2020.

2022 guidance:
- Gold production: 290koz – 330koz (100% basis)
- Capex: A$90m (US$68m), of which A$84m (US$64m) is sustaining capex and A$6m (US$4m) non-sustaining capex
- AISC: A$1,245/oz (US$945/oz)
- AIC: A$1,265/oz (US$960/oz)

Americas region

Production overview	2022 guidance	2021 actual	2021 guidance (revised)	2020 actual
Gold-only production	**120koz**	113koz	110koz	119koz
Copper production	**27.0kt**	26.0kt	24.7kt	24.9kt
Gold-equivalent production	**255koz**	248koz	220koz	207koz
AIC	**US$500/oz**	US$230/oz	US$1,060/oz	US$715/oz
AIC eq-oz	**US$990/oz**	US$1,040/oz	US$1,190/oz	US$1,119/oz

2021 was another challenging year for **Cerro Corona** as Covid-19 continued to affect operations. The impacts hit hardest during the first quarter, with an estimated 20koz-eq production lost compared with 46koz-eq in 2020. In addition, H1 2021 was impacted by slope instability in the high-grade area of the pit due to abnormally high rainfall. This triggered resequencing of the mining plan, impacting ore mined from the eastern part of the mine.

Gold-equivalent production increased by 20% to 248koz in 2021 from 207koz in 2020, driven primarily by the higher copper-gold price factor. Consequently, AIC on a gold-equivalent basis decreased by 7% to US$1,040/oz from US$1,119/oz in 2020.

Despite higher equivalent ounces sold, adjusted FCF decreased by 32% to US$57m in 2021 compared

Gold Fields | Integrated Annual Report 2021
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52 Gold Fields Integrated Annual Report 2021 with US$84m in 2020. This is mainly explained by a hedge over the copper price, which resulted in a hedge loss of US$46m for 2021.2022 guidance:• Gold-only production: 120koz• Copper production: 27kt• Gold-equivalent production: 255kozProduction and cost performance continuedSouth Africa region 2022 guidance2021 actual2021 guidance2020 actualProdAIC ProdAIC Prod1AICProdAICSouth Deep9,650kg (310koz)R755,000/kg (US$1,510/oz)9,102kg (293koz)R655,826/kg (US$1,379/oz)8,700kg(280koz)R712,000/kg(US$1,495/oz)7,056kg(227koz)R663,635/kg(US$1,260/oz)1 Original guidance revised to take account of the Covid-19 lockdownSouth Deep improved significantly across most key performance measures during 2021 compared with 2020, despite the impact of Covid-19-related interruptions in both years. Productivity improvement programmes that we first introduced in 2019 continue to deliver sustainable results. The Covid-19-related production impact, primarily confined to Q1 2021, was 300kg (9.6koz) compared with 1,000kg (32koz) in 2020.Gold production increased by 29% to 9,102kg (293koz) in 2021 from 7,056kg (227koz) in 2020. This increase was due to improved volumes mined and processed, as well as lower Covid-19-related production losses during the year.In Rand terms, AISC decreased by 4% to R622,726/kg (US$1,310/oz) in 2021 from R651,514/kg (US$1,237/oz) in 2020, while AIC decreased by 1% to R655,826/kg (US$1,379/oz) from R663,635/kg (US$1,260/oz) in 2020; the inflationary effect and higher capital cost was fully offset by improved gold production and sales.Encouragingly, South Deep generated adjusted FCF of R1.4bn (US$97m) in 2021, almost three times the R558m (US$34m) recorded in 2020 and the third consecutive year of positive cash-flow. For a detailed analysis of South Deep’s operational performance see p96.2022 guidance:• Gold production: 9,600kg – 9,700kg (309koz – 312koz)• Capex: R1,930m (US$124m), of which R1,547m (US$99m) is sustaining capex and R383m (US$25m) non-sustaining capex• AISC: R715,000/kg (US$1,430/oz)• AIC: R755,000/kg (US$1,510/oz)• Over the next four years, South Deep production is expected to grow by a further 20% – 30% to 345koz – 375koz • Capex: US$46m• AISC (Au-eq): US$900/oz• AIC (Au-eq): US$990/oz• AISC: US$320/oz• AIC: US$500/ozSouth Deep mineworkers on their way undergroundIAR 22-26390-2 C1.1 P593

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Gold Fields Integrated Annual Report 2021 IAR Maximise potential from current assetsWest Africa region 2022 guidance2021 actual2021 guidance2020 actualProd AIC Prod AIC ProdAICProdAICTarkwa515kozUS$1,230/oz522kozUS$1,155/oz510kozUS$1,075/oz526kozUS$1,017/ozDamang229kozUS$1,030/oz254kozUS$852/oz275kozUS$790/oz223kozUS$1,035/ozAsanko¹NANA95kozUS$1,559/oz106kozUS$1,400/oz112kozUS$1,316/ozRegionNANA871kozUS$1,112/oz891kozUS$1,025/oz862kozUS$1,060/oz¹ 45% stake, equity-accountedThe Ghanaian region is the second-biggest producer in the Gold Fields portfolio, contributing 34% to Group attributable production in 2021. Gold Fields has a shareholding of 90% in Tarkwa and Damang, while the Ghanaian government holds the remaining 10% on a free carry basis. At Asanko, Gold Fields and Galiano Gold, which manages the mine, hold 45% each and the Ghanaian government the remaining 10%.Total managed gold production for the region (including our 45% share of Asanko) increased by 1% to 871koz in 2021 but was 2% lower than guidance of 891koz. The increase in output was driven by increased production at Damang as mining progressed into the main ore body at the Damang Pit Cutback (DPCB), partially offset by reduced production at Asanko. AIC for the region increased by 5% to US$1,112/oz in 2021 from US$1,060/oz in 2020, mainly due to cost inflation and higher AIC at Asanko. The region reported adjusted free cash-flow of US$292m (excluding Asanko) in 2021 compared with US$252m in 2020. Gold Fields received US$5m on the redemption of preference shares from Asanko in 2021, which increased the region’s total cash-flow to US$297m.Mine performances Tarkwa’s production decreased by 1% to 522koz in 2021 (2020: 526koz) but was 2% ahead of guidance of 510koz.AIC increased by 14% to US$1,155/ozin 2021 from US$1,017/oz in 2020 and was slightly higher than guidance of US$1,075/oz. The increase was driven by higher capex, lower gold sold and higher cost of sales before amortisation and depreciation. Capex and operating expenditure include a contractor mining rate adjustment in 2021.Tarkwa generated adjusted free cash-flow of US$194m during 2021.A review of the mine’s 2021 brownfields exploration activity is on p99.2022 guidance:• Gold production: 515koz• Capex: US$198m (all sustaining)• AISC/AIC: US$1,230/ozDamang produced 254koz in 2021, which is 14% higher than the 223koz produced in 2020 but 8% below guidance of 275koz. 2020 was a year of two halves for Damang, with the first half focused on higher waste stripping and mining the lower grade Huni Sandstone section. In the second half of the year, the mine transitioned into the main ore body of the Damang pit complex. In 2021, mining only occurred in the base of the DPCB, which was the main reason for the improvement in production during the year.AIC decreased by 18% to US$852/oz in 2021 from US$1,035/oz in 2020 due to higher gold sold and lower cost of sales before amortisation and depreciation, partially offset by higher capex.Damang recorded adjusted free cash-flow of US$98m in 2021 compared with US$66m in 2020. As guided in February, 2022 will be the last full production year at DPCB, with production expected to reach approximately 230koz for the year. Thereafter, production is expected to decline to approximately 150koz in 2023 with production for the last two years of life (2024 and 2025) derived from stockpile treatment. In the meantime, project studies are underway to determine whether life extension projects are financially viable. We will provide an update on these studies later when appropriate.2022 guidance:• Gold production: 229koz• Capex: US$52m, of which US$42m is sustaining capex and US$10m is non-sustaining capex• AISC: US$950/oz• AIC: US$1,030/ozAsanko produced 210koz in 2021 – of which 95koz was attributable to Gold Fields – a 16% decrease from 2020 due to lower grade ore mined at the main pit. AIC increased by 18% to US$1,559/oz in 2021 from US$1,316/oz in 2020 due to an increase in cost of sales before amortisation and depreciation and lower gold sold, partially offset by lower capex. At this point in time, Gold Fields is not in a position to provide 2022 production guidance for Asanko.53 22-26390-2 C1.1 P594

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54 Gold Fields Integrated Annual Report 2021 Strengthening the balance sheetGold Fields has a prudent approach to balance sheet management, with one of our strategic priorities being to reduce our gearing. Despite the elevated capex levels over the past four years, we managed to reduce our net debt from a peak of US$1.664bn in 2019 to US$969m (US$553m excluding lease liabilities) at end-December 2021. Given the cyclical nature of the gold industry, along with the limited control we have over key cost drivers – such as the gold price, currencies, wage inflation and the oil price – we aim to reduce our debt even further to be well positioned to take advantage of value-adding opportunities as they come along.Gold Fields’ business strategy focuses on growing margin and FCF through the cycle. In 2021, Gold Fields generated a FCF margin of 25% at an average gold price of US$1,794/oz, compared with 28% in 2020 at an average gold price of US$1,768/oz. However, given the finite nature of our mines, ongoing investment is necessary to ensure the longevity of the portfolio. 2021 was another year of relatively high capex, with US$375m spent on advancing the Salares Norte project in Chile. Despite this, higher-than-planned gold prices enabled us to adhere to our well established Dividend Policy of paying out between 25% and 35% of normalised earnings and reduce the Group’s net debt by a further US$100m during the year. The 2022 financial year will again see significant investment into the Group’s assets, with US$330m budgeted for the Salares Norte project.FINANCIAL PERFORMANCEThe high gold price once again provided a tailwind to Gold Fields’ financial results in 2021. While the average gold price received by the Group increased by 2% in US Dollar terms to US$1,794/ oz, the slight strengthening of the Australian Dollar and South African Rand meant the average Australian Dollar gold price decreased by 6% to A$2,400/oz and the average Rand gold price decreased by 8% to R851,102/kg.The slightly higher gold price received, coupled with a 5% increase in attributable production, resulted in an 8% increase in Group revenue to US$4.20bn in 2021 from US$3.89bn in 2020.Cost of sales before amortisation and depreciation increased by 12% to US$1.66bn in 2021. AIC at US$1,297/oz and AISC at US$1,063/oz increased by 20% and 9% respectively from 2020 to 2021, but were still in line with guidance for the year. Covid-19- related costs were US$10/oz in 2021 and are included in the AISC and AIC numbers.Other salient features during 2021 included the following: • Royalty expenses increased by 7% to US$112m • The Group’s taxation charge decreased by 2% to US$425m from US$433m in 2020, with normal taxation increasing 22% to US$449m (2020: US$367m) offset by a deferred tax credit in 2021 against tax charges in 2020• Total capex increased by 86% to US$1,089m in 2021 from US$584m in 2020, in line with guidance• Losses from financial instruments decreased by 58% to US$100m (2020: US$239m) as we closed out all gold price-linked hedgesConsidering the above, earnings for 2021 totalled US$789m – a 10% increase from the US$723m reported in 2020 – while normalised earnings increased by 6% to US$929m (2020: US$879m).We provide a detailed analysis of our financial performance in the management’s discussion and analysis of the Group’s AFS on p61 – 135 of the 2021 AFR. The consolidated income statement, statement of financial position and cash-flow statement – extracted from the 2021 AFR – can be found on p163 – 167.CAPITAL ALLOCATION AND MANAGING DEBT Gold Fields’ capital allocation priorities during 2021 were to maintain the necessary levels of sustaining capex, the equivalent of approximately US$300/oz, invest in our Salares Norte project, adhere to our Dividend Policy and continue to reduce our debt. Pleasingly, we achieved all these objectives despite significant headwinds in the form of Covid-19 disruptions and cost inflation across our regions. The Group reduced its net debt by US$100m to US$969m, resulting in a net debt:EBITDA ratio of 0.40x. This compares with net debt of US$1,069m and a net debt:EBITDA ratio of 0.56x at 31 December 2020. Excluding lease liabilities, core net debt amounted to US$553m at the end of 2021.Throughout the cycle, Gold Fields has maintained the capex levels we believe are essential to ensure the longevity of our portfolio. Group capex amounted to US$1,089m in 2021 compared with US$584m in 2020, comprising sustaining capex of US$576m (2020: US$409m) and growth capex of US$513m (2020: US$175m). Looking ahead, our 2022 capital allocation priorities will again be informed by our strategy to improve the quality of our asset base and extend the life-of-mine of our portfolio while balancing returns IAR 22-26390-2 C1.1 P595

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Gold Fields Integrated Annual Report 2021 IAR Maximise potential from current assetsto shareholders. As such, we will allocate the FCF we generate to: • Funding Salares Norte: US$330m is budgeted for the continued construction of Salares Norte during 2022• Maintaining levels of sustaining capex: We believe spending US$300/oz in sustaining capital is essential to ensuring the long- term health of the production base• Rewarding shareholders with dividends: Gold Fields has a long and well established policy of rewarding shareholders by paying out between 25% and 35% of normalised earnings as dividends. During 2021, Gold Fields declared a total dividend of R4.70/share, which translates to 30% of normalised earnings for the year – in line with the average pay-out over the past 10 years. We will continue to honour this policy in 2022• Further reducing net debt and strengthening the balance sheet: Although the Group continued to decrease its net debt and net debt:EBITDA ratio during 2021, management believes that decreasing our debt levels even further would be favourable to the Group to allow the Company to have the balance sheet to take advantage of value-adding opportunities as they come alongFor 2022, we budgeted total capital of US$1,050m – US$1,150m, comprising sustaining capital of US$625m – US$675m and non- sustaining capital of US$425m – US$475m. The vast portion of the growth capital will be spent at Salares Norte, with US$330m in project capital budgeted for the year. In 2021, we spent US$375m in capital on Salares Norte, bringing total project spend to US$472m to date. Total project cost is expected to be approximately US$860m.HEDGING Given the cyclical nature of our business, along with the volatility of the gold price, Gold Fields implemented an active hedging programme in recent years. We do not enter long-term systematic hedges, but instead regularly evaluate the Company’s position and outlook to determine whether short-term hedging is appropriate. Our policy allows for hedging to protect cash-flows: • During times of significant capital expenditure• For specific debt servicing requirements, and • To safeguard the viability of higher-cost operationsDuring 2021, the purpose of our hedging was mainly to protect cash generation in Australia, our main cash-generating region. Given the sizeable capital budget at Salares Norte, the Group purchased downside protection for 2021 in the form of put options on 1Moz of our Australian production at an average strike price of A$2,190/ oz. In addition, we implemented a currency hedge on the Chilean Peso, as roughly two-thirds of the costs relating to the Salares Norte project are in the local currency. Finally, we hedged 24kt of copper using zero cost collars with a floor of US$6,525/Mt and a cap of US$7,382/Mt. For 2022, the only outstanding hedges are the oil hedges in Ghana and Australia, which were entered into in June 2019, and the currency hedge in Chile, which was entered into in March 2020.For full details of our hedges, see the table below:Table of hedges 2021HedgeCountryQuantity hedgedHedging instrument and priceHedge termGold Australia1,000koz (100% of guidance)Put options; Ave strike price of A$2,190/ozJan 2021 – Dec 2021Copper Peru24kt (97% of guidance)Zero-cost collars; Ave floor price of US$6,525/Mt; Ave cap price of US$7,382/MtJan 2021 – Dec 2021 2022HedgeCountryQuantity hedgedHedging instrument and priceHedge termChilean peso hedgeChileUS$545mExchange rate of 836.45 CLP per US$July 2020 – Dec 2022Oil Ghana123Mℓ (50% of annual diesel consumption)Swaps; Equivalent Brent crude swap price US$75.80/bblJan 2020 – Dec 2022Australia75Mℓ (50% of annual diesel consumption)Swaps; Equivalent Brent crude swap price US$74.00/bblJan 2020 – Dec 202255 22-26390-2 C1.1 P596

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56 Gold Fields Integrated Annual Report 2021 Strengthening the balance sheet continued LIQUIDITY PROFILEGold Fields has actively managed the liquidity and maturity profile of the Group’s debt over the past few years. During 2021, we executed the following transactions: • In April, we entered a US$150m revolving credit facility (RCF) in our Americas region, with a final maturity date of April 2024• In July, we extended the US$1,200m revolving credit bank facilities by another year• In September, Gold Fields Ghana entered a US$100m RCF with a maturity date of July 2026 We have not been active in the bond market since we refinanced our bonds in 2019. In May 2019, we raised two new bonds, extending and staggering the maturity profile. A total of US$1bn was raised at an average coupon of 5.625%, with the maturity spread between five to 10 years.Gold pour at the Agnew mine, Western AustraliaIAR 22-26390-2 C1.1 P597

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Gold Fields Integrated Annual Report 2021 IAR Maximise potential from current assetsConsolidated income statement for the year ended 31 December 2021 United States DollarFigures in millions unless otherwise stated202120202019Revenue4,195.23,892.12,967.1Cost of sales(2,374.9)(2,150.4)(2,033.5)Investment income8.38.77.3Finance expense(100.9)(126.7)(102.2)Loss on financial instruments(100.4)(238.9)(238.0)Foreign exchange (loss)/gain(1.9)8.6(5.2)Other costs, net(49.2)(11.5)(67.6)Share-based payments(12.7)(14.5)(20.5)Long-term incentive plan(28.5)(51.3)(9.1)Exploration expense(60.6)(49.7)(84.4)Share of results of equity accounted investees, net of taxation(32.0)(2.6)3.1Profit on disposal of Maverix Metals Incorporated——14.6Restructuring costs(1.3)(2.0)(0.6)Silicosis settlement costs0.7(0.3)1.6Impairment, net of reversal of impairment of investments and assets(42.4)50.6(9.8)Ghana expected credit loss (41.1)(29.0)—Profit/(loss) on disposal of assets8.5(0.2)1.2Profit before royalties and taxation1,366.81,282.9424.0Royalties(112.4)(105.0)(73.7)Profit before taxation1,254.41,177.9350.3Mining and income taxation(424.9)(432.5)(175.6)Profit for the year829.5745.4174.7Profit attributable to: – Owners of the parent789.3723.0161.6 – Non-controlling interests40.222.413.1829.5745.4174.7Earnings per share attributable to owners of the parent:Basic earnings per share – cents898220Diluted earnings per share – cents88811957 22-26390-2 C1.1 P598

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58 Gold Fields Integrated Annual Report 2021 Consolidated statement of financial positionfor the year ended 31 December 2021 United States DollarFigures in millions unless otherwise stated20212020ASSETSNon-current assets5,927.75,713.0Property, plant and equipment5,079.14,771.2Inventories155.2141.5Equity accounted investees178.8233.3Investments138.6147.9Environmental trust funds88.179.3Loan advanced – contractor27.368.4Non-current derivative financial assets—31.4Deferred taxation260.6240.0Current assets1,421.11,730.4Inventories627.6521.6Trade and other receivables263.7240.1Derivative financial assets5.181.9Cash and cash equivalents524.7886.8Assets held for sale—29.4Total assets7,348.87,472.8EQUITY AND LIABILITIESEquity attributable to owners of the parent3,977.83,664.5Stated capital3,871.53,871.5Other reserves(2,116.3)(1,962.6)Retained earnings2,222.61,755.6Non-controlling interests152.3163.7Total equity4,130.13,828.2Non-current liabilities2,396.32,728.1Deferred taxation500.9499.9Borrowings1,078.11,443.4Provisions434.0379.3Lease liabilities355.1364.8Long-term incentive plan28.233.4Non-current derivative financial liabilities—7.3Current liabilities822.4916.5Trade and other payables577.7550.6Derivative financial liabilities6.821.8Royalties payable20.617.7Taxation payable115.9121.3Current portion of borrowings—83.5Current portion of lease liabilities60.464.2Current portion of provisions12.623.6Current portion of long-term incentive plan28.433.8Total liabilities3,218.73,644.6Total equity and liabilities7,348.87,472.8IAR 22-26390-2 C1.1 P599

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Gold Fields Integrated Annual Report 2021 IAR Maximise potential from current assetsConsolidated statement of cash-flows for the year ended 31 December 2021 United States DollarFigures in millions unless otherwise stated202120202019Cash flows from operating activities1,230.21,111.4845.0Cash generated by operations2,347.31,933.91,302.8Interest received7.47.66.6Change in working capital(89.4)(171.8)(24.6)Cash generated by operating activities2,265.31,769.71,284.8Silicosis payment(4.4)(3.5)(4.6)Interest paid(103.2)(127.2)(132.0)Royalties paid(108.8)(102.5)(72.3)Taxation paid(448.8)(278.7)(181.8)Net cash from operations1,600.11,257.8894.1Dividends paid(369.9)(146.4)(49.1)– Owners of the parent(322.3)(137.7)(45.5)– Non-controlling interest holders(46.7)(7.6)(2.2)– South Deep BEE dividend(0.9)(1.1)(1.4)Cash flows from investing activities(1,070.5)(607.4)(446.8)Additions to property, plant and equipment(1,088.7)(583.7)(612.5)Capital expenditure – working capital28.7(7.1)—Proceeds on disposal of property, plant and equipment2.80.73.7Purchase of Asanko Gold——(20.0)Purchase of investments(27.4)(0.6)(6.5)Redemption of Asanko Preference Shares5.037.510.0Proceeds on disposal of subsidiary——6.2Proceeds on disposal of Maverix associate——66.8Proceeds on disposal of investments19.222.9112.6Loan advanced – contractors—(68.4)—Contributions to environmental trust funds(10.1)(8.7)(7.1)Cash flows from financing activities(510.5)(139.8)(104.6)Loans raised207.5689.81,538.0Loans repaid(644.2)(1,014.2)(1,604.3)Payment of principal lease liabilities(73.8)(64.4)(38.3)Proceeds from the issue of shares—249.0—Net cash (utilised)/generated(350.8)364.2293.6Effect of exchange rate fluctuation on cash held(11.3)7.61.7Cash and cash equivalents at beginning of the year886.8515.0219.7Cash and cash equivalents at end of the year524.7886.8515.059 22-26390-2 C1.1 P600

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60 Gold Fields Integrated Annual Report 2021 IN THIS SECTIONOur ESG priorities and 2030 targets 62Environmental stewardship64 Water management66Climate change and energy management 68Integrated mine closure 70Tailings and waste management 71Value creation for our stakeholders74 Host communities77Government relations 84Mining Charter Scorecard 88Human rights90Wind turbine at the Agnew mine, Western AustraliaIAR 22-26390-2 C1.1 P601

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Gold Fields Integrated Annual Report 2021 IAR STRATEGIC PILLAR 2Build on ourleading commitment to ESG RELEVANT GROUP RISKS POLITICAL RISK/RESOURCE NATIONALISMResource nationalism, regulatory uncertainty and government impostsCLIMATE CHANGEFailure to implement climate change adaptation measuresSOCIAL LICENCELoss of social licence to operate and stakeholder value creation 2 8 11 Host community value createdUS$872mWater recycled or reused75%Serious environmental incidents0 2021 PERFORMANCE HIGHLIGHTS We seek to ensure that we take care of the environment while we mine, that we make meaningful investments in host communities and that we adhere to the highest ethical standards in the course of our business. 61 22-26390-2 C1.1 P602

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62 Gold Fields Integrated Annual Report 2021 Our ESG priorities and 2030 targetsIssues of sustainability have long been part of Gold Fields’ way of doing business, so our focus on ESG is something we are familiar with. However, the importance of these areas to our business has increased – enough to elevate them to a dedicated strategic pillar.We are using our newly launched purpose and vision to guide business decisions. If we truly want to create enduring value beyond mining, as our new purpose statement compels us to, we have to address: • The urgent need to mitigate the risk our operations have on the environment and communities around us; to this end, dedicated focus is required on the issues of decarbonisation, managing tailings and using water responsibly • Issues of broader societal responsibility including such as ensuring the safety, health and wellbeing of our people, the inclusion of women in our business, and the needs and expectations of our stakeholders – particularly host communities• The importance of entrenching and strengthening sound governance across the Company Our stakeholders are demanding we pay greater attention to these issues – from investors and governments, to communities, employees and civil society. Furthermore, these stakeholders – particularly investors – require that we disclose the impact of ESG-related issues transparently, have mitigation measures in place and manage these issues in alignment with our business strategy.Successfully managing ESG issues is intrinsic to our Company’s long-term success. In December 2021, we took a significant step on this journey by making a firm commitment to a range of 2030 ESG targets, with implementation starting this year. The Company’s priorities, 2030 targets, performance to date and where to find more information are shown in the table below.It is clear then, within this context, that integrating ESG into our strategy, is key to achieving our vision to be the preferred gold mining company delivering sustainable, superior value.Our ESG priorities, 2030 targets and 2021 performance against these indicators are as follows: PriorityCategory2030 targets2021 performanceCommentMore detailENVIRONMENTDecarbonisationAbsolute emissions reduction from 2016 baseline (Scope 1 and 2)50%18%Achieved through energy efficiency initiatives and renewables projects p68Net emissions reduction from 2016 baseline (Scope 1 and 2)30%(1%)Increased emissions in 2021 due to higher gold output; Two new renewables plants on track for commissioning in 2022 p68Tailings managementGlobal Industry Standard on Tailings ManagementConform by 2025Implementation under wayPriority facilities to comply by August 2023, remainder by 2025p71Reduce the number of active upstream raised TSFs35Complete transition of Tarkwa TSFs 1 and 2 from upstream to downstream- raised facilities by end-2024 p71Water stewardshipWater recycled/reused80% of total water used75%On track to meet 2030 targetsp66Reduction in freshwater use from 2018 baseline45%35%SOCIALSafety, health, wellbeing and the environmentFatalities01See discussion in the safety sectionp40Serious injuries09 Serious environmental incidents00Third year of zero serious incidentsGender diversityWomen representation30% of total workforce22%On track to meet 2030 targetp44Stakeholder value creationTotal value creation for host communities 30% of total value creation28%On track to meet 2030 targetp77New socio-economic flagship projects for host communities60New legacy projects to be developed by regions in addition to current projectsp77GOVERNANCEUnderpinned by a strong commitment to sound corporate governance, compliance and ethicsp19IAR 22-26390-2 C1.1 P603

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Gold Fields Integrated Annual Report 2021 IAR Environmental stewardship Climate Change ReportGold Fields reports its climate change impacts, risks, governance and policies in line with TCFD guidelines. Our fourth Climate Change Report (CCR) is published as part of our 2021 reporting suite and can be found at www.goldﬁ elds.com/2021-annual-report-suite.php IN THIS SECTIONEnvironmental stewardship 64Water management 66Climate change and energy management 68Integrated mine closure 70Tailings and waste management 71Gold Fields is committed to sound environmental stewardship. We aim to use the natural resources our business depends on responsibly, care for the environment in our operational and surrounding areas and limit the impact of our operations on our host communities.Tailings dam at Cerro Corona mine, Peru 63 22-26390-2 C1.1 P604

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64 Gold Fields Integrated Annual Report 2021 Environmental stewardship To guide our commitment to environmental stewardship, we developed five Group policy statements – on environmental stewardship (updated in 2021), water stewardship, tailings management, materials and supply chain stewardship (also updated in 2021), and climate change – which, together with our mine closure guideline, highlight our focus areas.Our focus is underpinned by strict adherence to local legislation and regulations, as well as compliance and alignment with several leading external environmental and reporting standards. Our commitment to environmental stewardship also requires avoiding or, where that is not possible, mitigating any adverse environmental impacts our operations have on our stakeholders, particularly host communities. This is supported by our regional environmental management strategies as well as proactive engagement and communication with stakeholders on environmental matters.In 2021, we completed an extensive process of identifying our key ESG priorities and developing comprehensive strategies to achieve ambitious 2030 targets for six of these priorities. In the environmental space, our key strategic ESG-related priorities are to: • Reduce our net Scope 1 and 2 carbon emissions by 30% and our absolute emissions by 50% (from our 2016 baseline) and achieve net-zero emissions by 2050 (p68)• Continue to achieve zero serious environmental incidents every year (p65)• Implement the GISTM across our operations by 2025 and reduce the number of active upstream raised TSFs from five to three (p71)• Reduce our consumption of freshwater by 45% from our 2018 baseline and recycle and reuse 80% of our total water usage (p66)Our focus on critical control management leads to strong performance against our internal environment, health and safety (EHS) scorecards and, for the second consecutive year, all operations exceeded our internal target of at least 80% compliance with these scorecards. All our operations are certified in terms of the ISO 14001 environmental management system and, except for Cerro Corona, which does not use cyanide, are certified to the International Cyanide Management Code. Group environmental performance 20212020201920182017Environmental incidents (Level 3 – 5)1–––22Environmental incidents (Level 2)1712376883Water withdrawal (Gℓ)18.521.722.321.233Freshwater withdrawal (Gℓ)9.41014.214.514.8Water recycled/reused (% of total)7571686657Total energy use (PJ)13.9013.1312.5011.6312.18Electricity purchased (TWh)1.281.201.251.281.37Renewable electricity (% of total, excluding hydro)24.33.20.2––Diesel consumption (TJ)7,1216,7886,9736,5996,765Scope 1 – 2 CO2 emissions (kt)3, 4, 51,7141,6061,6111,5061,611Scope 3 CO2 emissions (kt)3, 4, 5542518484484485Mining waste and tailings (Mt)213200189190212Gross closure cost estimate (US$m)5104674364003811 Level 1 and 2 environmental incidents involve minor incidents or non-conformances, with negligible or short-term limited impact. A Level 3 incident results in limited non-conformance or non-compliance with ongoing but limited environmental impact. Level 4 and 5 incidents include major non-conformances or non-compliances, which could result in long-term environmental harm, with company or operation-threatening implications and potential damage to company reputation. Our operations also align with all regulatory environmental reporting requirements in their countries of operation2 During March 2022, Cerro Corona received certification that its 2021 grid electricity supply was 100% renewable. On this basis, 12.5% of Gold Fields’ 2021 electricity use was from renewable sources. Our 2021 and prior data will be restated once due diligence has been performed on the new information3 The CO2 emission numbers include head offices4 Scope 1 emissions are those arising directly from sources managed by the Company, Scope 2 emissions are indirect emissions generated in the production of electricity used by the Company, Scope 3 emissions are indirect emissions that occur in the value chain of the activities of the Company5 Restated 2016 to 2020 numbers for Group, West Africa and Americas due to updated emission factors in line with ISO 14064IAR 22-26390-2 C1.1 P605

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Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESGZero serious environmental incidents Our environmental incidents are classified by type and severity on a scale from Level 1 to Level 5, with Level 5 being the most severe as these incidents could seriously impact our operations, communities and the environment. We have not recorded a Level 4 or Level 5 incident in over a decade, and no Level 3 incident since 2018. We continue to track and manage our less serious Level 2 environmental incidents and reported a total of seven such incidents in 2021, down from 12 in 2020 and 37 in 2019. All Level 2 environmental incidents are contained to our immediate mining footprint or vicinity, and the mitigating actions taken to ensure the incidents result in limited to no environmental impact. BiodiversityOur commitment to the conservation of biodiversity compels us to: • Neither mine nor explore in World Heritage sites• Design and operate our mines in a way that does not compromise the biodiversity values of any protected area• Strive for net zero loss of biodiversity for all new projects and major expansions on existing sites• Contribute to the conservation of biodiversity and integrated approaches to land-use planningOur belief that sustainable mining activities can coexist with biodiversity conservation is evident at our Salares Norte project in the Atacama province of northern Chile.We developed a comprehensive strategy for the protection, relocation and habitat conservation of the endangered short-tailed chinchilla. Neither the construction nor early-stage mining at Salares Norte will impact the habitat of the species, but longer-term mining plans require successful relocation of some chinchilla to nearby areas. The chinchilla strategy focuses on five key areas: • Biodiversity conservation and biodiversity “net gain”• Multi-stakeholder engagement around the protection of the chinchilla• Conservation initiatives aimed at strengthening our social licence to operate• Enhancing knowledge about biodiversity in the region in collaboration with stakeholders• Establishing and strengthening of local alliancesThe formal chinchilla rescue and relocation plan began in October 2020 with the capture and relocation of four chinchillas in compliance with the environmental permit requirements. Two of the four chinchillas did not survive the relocation, while two were relocated successfully and remain healthy and thriving. Due to the loss of two chinchillas, the environmental regulator (SMA) issued a notice to suspend the rescue and relocation plan. By mid-March 2022, no further relocations had been undertaken.In December 2021, the SMA commenced sanction proceedings against the Salares Norte project due to infringements in the relocation of the chinchillas. The sanction proceedings required administrative and technical improvements in the relocation of chinchilla residing in the project area, and an updated compliance programme was submitted to the SMA in response to these proceedings. We continue to engage with the regulator and other stakeholders – including independent environmental experts – in implementing the programme.In South Africa, construction of the solar plant at South Deep also required the relocation of certain plant species, which was executed successfully. 012345 201334532 2201420152016 2017 2018201920202021SERIOUS ENVIRONMENTAL INCIDENTSLevel 3 to level 5ZERO65 22-26390-2 C1.1 P606

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66 Gold Fields Integrated Annual Report 2021 Water management Managing our water resources is critical to Gold Fields, as water is not only a vital resource for our ore processing activities but also essential to our host communities – particularly where agriculture is an important economic activity. Managing our impacts on water catchment areas – by ensuring that we do not reduce the quality or volume of water in the areas surrounding our mines – is therefore key to maintaining our social licence to operate.Our Ghanaian operations and the Cerro Corona mine in Peru have ample water supply through rainfall in the country, while the three remaining countries we operate in – South Africa, Chile and Australia – are water stressed. This is further exacerbated by climate change, which affects our operations and communities in several ways including, among others, severe rainfall, changes in rainfall patterns and prolonged droughts. As part of the launch of our 2030 ESG targets in 2021, we set two overriding water management targets: reducing our freshwater usage by 45% from a 2018 baseline and recycling and reusing at least 80% of the water we use. These long-term targets have been translated into annual targets.We also continued implementing the Group’s 2020 – 2025 Water Stewardship Strategy, which is supported by detailed regional water management plans. Our strategy comprises the following key pillars: • Security of supply: We focus on understanding and securing water resources for the life-of-mine, as well as embedding water planning into operational management and updating water security risk profiles to support the sourcing of water• Water efficiency: It is necessary to continually reduce demand for freshwater and optimise the use of water resources due to potential water supply shortfalls and competition from communities. Our operations continued to make good progress to reduce freshwater withdrawal in 2021• Catchment area management: It is critical that Gold Fields manages external water risks to the business and our stakeholders in the water catchment areas in which we operate. While our initial assessments indicate that our operations do not have significant negative impacts on these stakeholders, we are implementing formal water stewardship partnerships with stakeholders in their catchments. We hope to complete these, where applicable, by 2025 GROUP PERFORMANCE During 2021, Gold Fields spent US$32m on water management and projects (2020: US$25m). At an operational level, we continue to invest in methods to improve our water management practices, including pollution prevention, recycling and water conservation initiatives.Our water performance during 2021 was a significant highlight for the Group. Not only did our total water withdrawal1 decline strongly to 18.5GL (2020: 21.7GL), the Group also met its two key targets for the year:• Further reducing freshwater withdrawal: Total freshwater withdrawal declined by 6%, bringing the total decrease from our 2018 baseline to 35% at year-end. It puts us on track to achieve our 2030 target of a 45% reduction• Recycling or reusing at least 68% of our total water consumption: Total water recycled or reused amounted to 75%, which was well ahead of our target, setting us on course to achieve our 2030 targetThe improvements in both freshwater reduction and water recycling or reuse were achieved by decreasing water withdrawal at Tarkwa and South Deep. Tarkwa installed a micro-filtration unit on a clarifier return line to the carbon- in-leach plant, increasing its water recycling and reuse. Additionally, process water is now reused for cooling at the power plant and for mixing explosives and some chemicals at Tarkwa. South Deep continued to recycle treated sewage effluent, which was previously discharged. The mine also upgraded its potable water pipeline to reduce water losses. In line with our approach to catchment management, we also invest in water infrastructure that benefits our host communities. This is most pronounced at our Cerro Corona mine in Peru where, since 2010, the mine has invested almost US$5m in water-related projects, mostly in the nearby city of Hualgayoc.During 2021, work proceeded to provide drinking water to approximately 2,420 residents in Hualgayoc. Gold Fields has invested US$428,000 to date in the first stage of this project in cooperation with the Hualgayoc district municipality. A second phase of the project is scheduled for mid- 2022, after which all residents of Hualgayoc City should have access to clean, potable water in the winter season, when there are water restrictions in place. IAR 22-26390-2 C1.1 P607

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Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESG 80706050403020100201720182019202020215766687175WATER RECYLED2/REUSED3 AS PERCENTAGE OF TOTAL% 15129 6302017201820192020202114.814.514.210.09.44FRESHWATER WITHDRAWALGL 3530252015105020172018 2019 2020202133.021.222.321.718.5WATER WITHDRAWALGL 02004006008001 00020172018201920202021960640590490420WATER WITHDRAWALPER TONNE PROCESSEDl/t1 Water withdrawal is the sum of all water drawn into Gold Fields’ operations from all sources (including surface water, groundwater, rainwater, water from another organisation or state/municipal provider) for any use at the mine ² Recycled water is water/wastewater that is treated before being reused 3 Reused water is water/wastewater that is reused without treatment at the same operationWater infrastructure developed by the Cerro Corona mine in neighbouring host communitiesOther water projects executed during 2021 included the operation, maintenance and automation of the drinking water system in the Pilancones area at a cost of approximately US$300,000, as well as preparation for a drinking water treatment plant in conjunction with a community organisation at a cost of US$167,000.For small-scale farmers in the district, a sowing and harvesting water project was initiated to improve the availability of water by rainwater harvesting micro- reservoirs. In collaboration with other partners, the investment to date in this project has been US$1.7m. It will benefit approximately 16,000 people living in 39 hamlets and three villages in the district. During 2021, 1,200 micro-reservoirs have been installed (out of 2,000 scheduled). We benchmark our water usage by participating in the CDP Water disclosure programme. During the 2021 assessment, we achieved an A- ranking (2020: A) – one of only 118 high-performing companies from approximately 6,000 that were scored. For details of our water management approach, policies and guidelines, as well as our adoption of the ICMM Water Stewardship Position Statement, go to www.goldfields.com/sustainability.php 67 22-26390-2 C1.1 P608

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68 Gold Fields Integrated Annual Report 2021 Climate change and energy management CLIMATE CHANGE Gold Fields is acutely aware of the severity of climate-related risks, as well as societal expectations that companies should play their part in reducing carbon emissions. Furthermore, we also understand the value of the opportunities available in a low-carbon future. The impacts of climate change are real and immediate, mainly due to: • The long-term risks posed by climate change to the Group’s operations and surrounding communities • Increasing efforts to regulate carbon emissions in most of our jurisdictions • Taxes on non-renewable energy consumption increasingly being imposed by governments Our stakeholders – investors, in particular – expect us not only to take concrete actions to limit our carbon emissions but also demand that we report comprehensively on the impact of climate change on our operations.In response, Gold Fields announced a comprehensive set of 2030 targets for the most material of its environmental, social and governance (ESG) priorities in December 2021 (p62). These were headlined by our commitment to mitigate our impact on global warming by announcing three key targets: • Reducing our total (net) Scope 1 and 2 carbon emissions by 30% by 2030 against a 2016 baseline, despite planning to grow attributable gold production from 2.30Moz to approximately 2.80Moz over the period• Over the same period, reducing these (absolute) emissions by 50% compared with what they would have been under business-as- usual operating conditions• Reiterating our commitment to net-zero emissions by 2050 in line with our signature of the Paris Agreement The investment in decarbonising Gold Fields is estimated at approximately US$1.2bn until 2030. Further clarity on the costs, and savings will be provided once detailed studies on all relevant projects have been completed, but it expected that the largest share of the capital will be funded through power purchasing agreements (PPAs) with independent power producers (IPPs). All projects are expected to be NPV positive. To date, we have invested close to US$400m in energy projects, mostly at our Australian mines, and largely funded through PPAs. Failure to implement climate adaptation measures remains among Gold Fields’ top 10 Group risks. We review our vulnerability to climate change at least every five years, and update Group- wide strategies and programmes accordingly. We completed a review in 2021 and published relevant details in our 2021 CCR. Details of our energy management and climate change approach, policies and guidelines can also be found at https://www.goldfields.com/energy-and- climate-change.phpENERGY AND CARBON MANAGEMENT Gold Fields’ operations depend on consistent energy supplies. In 2021, our total energy spend amounted to 18% of our total Group operating costs. Gold Fields has an Energy and Carbon Management Strategy in place to address our key energy priorities: security of supply, cost- effective electricity, reducing energy consumption and limiting the impact of our energy consumption on 16 00014 00012 00010 0008 0006 0004 0002 00002017Q Diesel20182019202020216,7656,5996,9736,7887,1215,3024,9295,4306,2496,6051111009492179Q ElectricityQ Other fuelsGROUP ENERGY CONSUMPTIONTJ 35030025010015010050020172582230229300272572534134Q Total2018201920202021Q SavingsGROUP ENERGY SPEND AND SAVINGS1US$m 1 Of the Group’s 2021 total energy savings, 5.6TJ (0.5%) were derived from initiatives at our Tarkwa mine that deviate from Gold Fields' reporting criteria. As these initiatives resulted in cost and energy savings, they have been recognised as exceptional savings by the Gold Fields Group Head of Energy and Carbon2 Restated 2016 to 2020 numbers due to updated emission factors in line with ISO 14064 2.01.51.00.502017Q Scope 120182019202020210.710.600.680.760.790.920.910.930.850.930.490.480.480.520.542.121.992.092.132.26Q Scope 2Q Scope 3GROUP SCOPE 1 – 3 CO2e EMISSIONS2MtIAR 22-26390-2 C1.1 P609

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Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESGthe climate. This is supported by operational plans and targets that align with the global ISO 50001 energy management standard. Our Cerro Corona, Damang and Tarkwa mines have been certified to the ISO 50001 standard. We aim to have all our operations certified by end-2023. The key initiatives to achieve our energy objectives are: • Increasing the use of renewables by our operations • Improving energy efficiencies and eliminating wastage • Rolling out training and awareness programmes • Increasing the use of zero-emission vehiclesWhile energy efficiency initiatives have a dual benefit of improving energy productivity and reducing our carbon footprint, a number of our initiatives significantly reduce our carbon footprint without also necessarily reducing our energy usage – such as switching fuel from diesel to gas, or from gas to renewable sources. We continue to implement energy efficiency initiatives, including: • Optimising processes and systems• Optimising compressed air systems and new ventilation fans and controls• Using high precision drill rigs to minimise rework• Using fuel additives and other business improvement initiatives to optimise equipment energy consumption• Using larger trucks to move more material with better fuel efficienciesRENEWABLE ENERGY In our quest to strengthen security of affordable energy supply, reduce costs and decarbonise our energy sources, we have successfully started integrating renewable energy into our energy supply mix. Two of our Australian mines, Agnew and Granny Smith, have renewable micro-grids and storage solutions that are fully operational. All our mines are building or evaluating renewables plants, carrying out trials on battery-electric or low-carbon vehicles, or exploring options to increase the renewable energy portion of their energy consumption.The Group obtained 4.3% of its electricity from renewable sources in 2021 (12.5% including hydro electricity used by Cerro Corona). Based on our current estimates, we expect this to increase to 15% (22%, including hydro) by 2025, with renewables coming on stream at St Ives, South Deep, Gruyere and Salares Norte by then.Most of our renewable plants are, or will be, managed by IPPs, who recoup their capital investment via a long-term supply agreement with our mines. Where funding from Gold Fields is required, this is largely from operational cash-flows.We envisage that renewables will account for about 70% of the Group electricity mix by 2030 and, by 2050, this will increase to 100%. The remaining emission savings in terms of our plans will stem from further operational energy efficiency initiatives, as well as the gradual replacement of our diesel-powered fleet with zero-emission vehicles. We are piloting some of these vehicles at various mines while also working with our peers in the ICMM to ensure rapid progress in rolling out safer and cleaner vehicles. In Australia, we are also teaming up with our mining peers in the Electric Mine Consortium to explore ways of eliminating emissions at mining sites.AustraliaAgnew is our flagship renewables mine, and one of the first gold mines in the world to generate over half of its electricity requirements from renewable sources, namely wind and solar. Agnew averaged 57% overall renewable electricity in 2021, with up to 85% in good weather conditions. The mine achieved a 42% net Scope 1 and 2 carbon emission reduction in 2021. We are exploring additional opportunities to increase this percentage by reducing gas engine constraints, introducing renewable energy storage and adding more solar panels.Granny Smith’s hybrid storage system – comprising 8MW on-site solar, 2MW battery power systems and a gas power plant – generates 10% of its electricity supply from renewables. We are making good progress on Gruyere’s 12MW solar plant, with commissioning scheduled for Q2 2022. At St Ives, a feasibility study continues to evaluate alternative power sources for when the current agreement ends in 2024. We are targeting 75% – 85% renewable energy from a solar and wind micro- grid and other options. During 2021, 10% of the region’s electricity requirements were met through renewables, up from 8% in 2020. This is set to rise significantly over the next few years. Our investment in renewables was mostly responsible for the region’s 2021 carbon emissions savings of 90kt CO2e.South AfricaThe South Deep solar project is in progress and will be commissioned during Q3 2022. South Deep has received in principle approval to increase the solar plant’s capacity from 40MW to 50MW, raising the cost from R660m (US$42m) to R715m (US$46m).The solar plant will provide approximately 24% of South Deep’s electricity needs and could save the mine an estimated R125m (US$8m) a year, or more, depending on the tariffs charged by the state provider Eskom. Estimated emission reductions a year are 110kt CO2e. The mine is also studying the use of wind power and battery storage. ChileWe are developing a 26MW hybrid solar and thermal power solution for the Salares Norte project. Diesel generators will provide 16MW, which will be functional once the operation starts production in early 2023. The solar plant will add 10MW in Q1 2024, which is set to save the mine over US$7m in energy costs over the first 10 years, as well as US$1m in carbon tax offsets.69 22-26390-2 C1.1 P610

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70 Gold Fields Integrated Annual Report 2021 Climate change and energy management continuedENERGY AND CLIMATE CHANGE PERFORMANCE Overall, energy spend increased by 25% during 2021 to US$341m (2020: US$257m), mainly due to higher oil prices. Total energy spend, which combines the Group’s electricity and fuel spend, amounted to 18% of total operating costs in 2021, up from 16% in 2020. This represents 14% of AISC (2020: 12%) and translates to AISC of US$139/oz (US$110/oz). Gold Fields made a net gain of US$21m on oil price hedges during 2021 (US$15m loss in 2020), as the price of oil on international markets increased substantially. These oil price hedges at our Ghanaian and Australian operations remain in place until the end of 2022.Total energy consumption increased by 6% to 13.9PJ compared with 13.1PJ in 2020. This is mainly due to a 10% Group increase in tonnes mined. The energy mix is made up of 51% haulage diesel, 48% electricity and less than 1% of other fuels. Energy intensity was little changed at 5.66GJ/oz (2020: 5.64GJ/oz).During 2021, Gold Fields spent US$3m on energy and emission savings initiatives, which resulted in energy savings of 1.21PJ in 2021 (2020: 1.09PJ), and long-term cost savings of US$34m – equal to US$14/oz. Since the launch of our Energy and Carbon Management Strategy in 2017, Gold Fields has realised cumulative energy savings of 3.3PJ, resulting in combined cost savings of approximately US$140m.Emissions performanceOur carbon emissions performance mirrors our operations’ energy use trends. Total Scope 1 and 2 CO2e emissions during 2021 amounted to 1.71Mt, a 7% increase from 1.61Mt in 2020, despite mining 10% more tonnes. Emission intensity increased marginally to 0.70t CO2e/oz in 2021 from 0.69t CO2e/oz in 2020. Emissions reductions from savings initiatives totalled 306kt CO2e during 2021 (2020: 253kt CO2e), 7% higher than the 287kt CO2e targeted.Integrated mine closure Stakeholder expectations relating to mine closure, as well as scrutiny from regulators and NGOs, are increasing. As the mine closure landscape changes, regulations have become increasingly stringent. This applies to both expectations of the industry’s closure performance and companies’ disclosure of mine closure costs.The ability of mining companies to responsibly close their operations – while, at the same time, reducing their environmental and social impacts – is critical to their social licence to operate. To this end, Gold Fields has strengthened its approach to closure liabilities over time by requiring operations to: • Regularly review and update their closure plans in accordance with ICMM-aligned Group closure guidance• Develop rigorous closure cost estimates, which are internally and externally reviewed annually• Set annual performance targets for the implementation of their progressive rehabilitation plansDuring 2021, the Group maintained its focus on progressive rehabilitation – the implementation of closure activities during the construction and operation of a mine. Group spend on progressive rehabilitation increased to US$24m in 2021 (2020: US$14m).Progressive rehabilitation includes closure-related technical studies and designs, remediation of contaminated areas, decommissioning and removal of redundant infrastructure, landform reshaping, rehabilitation, re-vegetation and in-pit waste rock disposal. The Group achieved an average of 93% of the measures set in the rehabilitation plans for 2021, ahead of internal targets.Substantive projects undertaken during 2021 included the rehabilitation of Tarkwa’s heap leach processing infrastructure, industrial waste site clean-up at South Deep, TSF safety and stability buttress installation at Granny Smith and rehabilitation trials at Gruyere.Gold Fields’ total gross mine closure liability increased by 9% to US$510m in 2021, largely due to additional liabilities at Salares Norte, as well as additional closure requirements and post-closure contingent liability mitigation measures at Cerro Corona (US$29m). This was partly offset by progressive rehabilitation measures implemented at the other mines.The regional breakdown is provided in the table below: Group closure estimates (US$m)20212020Australia1214219West Africa99104Americas156100South Africa4144Group total5104671 Includes 50% of the total Gruyere closure cost estimateThe funding methods used in each region to make provision for the mine closure cost estimates are: • Peru – bank guarantees• Australia – existing cash and resources• Ghana – reclamation security agreements and bonds underwritten by banks, along with restricted cash• South Africa – contributions into environmental trust funds and guaranteesIAR 22-26390-2 C1.1 P611

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Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESGTailings and waste management At the end of 2021, our 11 operations (including our three JV sites: Asanko in Ghana, Gruyere in Australia and Far Southeast in the Philippines) contained 37 TSFs, of which 13 TSFs were active and one was under construction. Of the active TSFs, we have two in-pit TSFs – at Agnew and St Ives – six downstream/centre-line TSFs and five upstream TSFs. In line with our ESG-related commitments, we aim to reduce the number of upstream-raised TSFs from five to three by 2030.Our mines in Australia and South Africa are located in relatively dry regions, with limited amounts of supernatant water stored in the facilities. In Ghana, the Tarkwa, Damang and Asanko TSFs are designed to cope with exceptionally high seasonal rainfalls. We implemented critical controls and performance objectives to ensure TSF embankments remain stable throughout the wet and dry seasons and over the life of the facilities. We also appointed independent review boards at Tarkwa and Cerro Corona. Our technical teams continue to work with Galiano Gold, who manages Asanko, to maintain the good operational performance of the lined and downstream- raised TSF. The Salares Norte TSF, a filtered dry-stack dam, will be commissioned in H1 2023.In the Philippines, the FSE TSF is well managed with no visible signs of instability. In addition, the facility has freeboard available to contain up to a 1:500 year flood event. However, the TSF is located in a region prone to high seismic activity and frequent typhoons. As a result, Gold Fields and Lepanto Consolidated Mining commissioned external consultants to develop a more reliable understanding of the current risk profile and potential risk control concepts that could further improve the facility’s risk profile. These studies are now complete, and an independent summary report was produced that presents a clear and concise record of the study components’ findings. A detailed profile of Gold Fields’ TSFs can be found on our website at www.goldfields.com/environment-tsf.phpGlobal Industry Standard on Tailings ManagementAfter the Brumadinho tailings tragedy in January 2019, ICMM members, the UN Environment Programme and the UN Principles for Responsible Investment established an independent panel of experts to develop a new international standard relating to TSFs. As a result of this process, the GISTM was launched on 5 August 2020 as the first global standard on tailings management applicable to existing and future TSFs. The GISTM strengthens current mining industry practices by integrating social, environmental, local economic and technical considerations. The standard covers the entire TSF lifecycle – from project conception to post-closure. Gold Fields and other ICMM members have committed that all TSFs with “extreme” or “very high” consequence category ratings will comply with the GISTM by August 2023. All other tailings facilities we operate that are not in a state of safe closure will comply with the GISTM by August 2025. Soon after the launch, we commenced a detailed site-specific gap analysis of each Gold Fields-managed TSF against the new standard to identify gaps and confirm our conformance roadmap. This work is complete, and we are in the process of closing all gaps identified. Further to this, we also appointed new Gold Fields’ GISTM-specific roles, being the Accountable Executives (AEs) and Responsible Tailings Facility Engineers (RTFEs).Internal self-assessments against the ICMM Conformance Protocols for our two priority sites (Tarkwa and Cerro Corona) are planned for H1 2022, which will be carried out with the relevant TSF Engineers of Record (EoRs). In addition, we are also considering external verification of conformance for Q1 2023, prior to the ICMM conformance deadlines. Tailings storage facility governance and technical workAll Gold Fields’ active TSFs are subject to an independent, external audit every three years. Furthermore, a comprehensive third- party review covering operational, legal aspects and sustainable development is carried out at the TSFs in three-yearly intervals. The next round of audits is due in Q1 2023. This review is also used to check the operations’ ongoing compliance against the Group TSF Management Guideline and applicable design guidelines. Facilities with an “extreme” consequence category rating must have this third-party operational review carried out annually. Gold Fields is in the process of transitioning its TSF Management Guideline to a standard to incorporate the requirements of the GISTM and the lessons learned from a variety of TSF-related incidents over the past few years. This draft standard was also benchmarked against other guidelines and standards developed by our industry peers.We retain an EoR for all of our active Gold Fields-managed sites. The role of the EoR is filled by a suitably qualified external engineer, supported by the consulting engineering company they work for. EoRs are responsible for reviewing and approving all engineering and design data, associated operating and monitoring procedures, as-built drawings and facility inspections to confirm physical integrity, safety and ancillary structures’ performance. 71 22-26390-2 C1.1 P612

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72 Gold Fields Integrated Annual Report 2021 Tailings and waste management continuedThe Gold Fields Board continued to employ a high level of oversight of the Group’s TSFs by maintaining quarterly TSF management board reporting, progressive implementation of real-time environmental and geotechnical monitoring instruments and increased external and independent monitoring verification. In addition, we continue with our programme to further improve the operational safety of the TSFs – including, where practical, consideration of filtered and dry-stacked tailings (currently being installed at Salares Norte), co-disposal, improved water management and in-pit tailings disposal. These initiatives are also the subject of work at the ICMM to improve critical TSF controls and reduce tailings water content.Gold Fields has progressively implemented several technical improvements at its TSFs, including: • Considering leading practice assessments of static and seismic liquefaction • Installing real-time information monitoring and database storage systems • Minimum requirements for tailings surveillance• Cross-discipline interaction for every TSF design or modification WASTE MANAGEMENT Process plant tailings waste and waste rock, or mineralised waste, are two of the most significant by- products of mines. By responsibly managing these waste streams, we can minimise their impact on the environment and our host communities.In terms of general waste, we have an internal target to limit general or non-hazardous waste generated for disposal at landfill sites to 2015 levels, which totalled 11.2kt. In 2021, we generated 1.2kt in hazardous waste, and 10.2kt in non-hazardous waste for disposal, thus achieving our annual target. Gold Fields recycled 63% of all non-mineralised waste generated in 2021, compared with 60% in 2020. Wastes such as plastic, scrap metal, oils and hydrocarbons are recycled off-site by specialist recyclers. 18016014012010080604020020171714114941481415915558141Q Waste rock2018201920202021Q TailingsGROUP MINING WASTEMtTailings dam at our Damang mine, GhanaIAR 22-26390-2 C1.1 P613

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Gold Fields Integrated Annual Report 2021 IAR Report to StakeholdersAs part of our 2021 reporting suite, we will publish our third Report to Stakeholders. The report outlines, at a high level, the contributions we make to our key stakeholders and recent developments impacting our relationships with them. Once published in April 2022, this report can be found at www.goldﬁ elds.com/2021-annual-report-suite.php Value creation for ourstakeholders IN THIS SECTIONValue creation for our stakeholders 74Host communities 77Government relations 84Mining Charter Scorecard 88Human rights 90The sustainability of our operations depends on mutually beneﬁ cial relationships with our key stakeholders. We therefore focus on constructive, transparent and open engagement which, we believe, will create enduring value for our stakeholders and the Company.The Huni Valley host community near our Damang mine, Ghana 73 22-26390-2 C1.1 P614

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74 Gold Fields Integrated Annual Report 2021 The sustainability of our operations depends on mutually beneficial relationships with our key stakeholders. We therefore focus on constructive, transparent and open engagement which, we believe, will create enduring value for our stakeholders and the Company. Statistics on the creation and distribution of economic value provide a basic indication of how Gold Fields generated wealth for stakeholders. Gold Fields adopted the World Gold Council guidelines on disclosing national economic contributions by applying Group-wide value delivery at both the national and host community level.Total and national value distribution by region and type 2021 (US$m) EmployeesSED spend1Capital providersBusiness partnersGovernmentsNational value distributionAustralia154179022061,269Peru415320561315South Africa11022329233408West Africa9395357012481,103Corporate66—388140495Total Gold Fields4634164542,1015583,5911 Socio-economic development spend in host communities2 Includes US$1m from the South Deep trusts3 South Deep has carry-forward losses and allowances for offset against taxable income4 Excludes benefits paid to employees working on capital projects5 This amount includes US$51m in dividends paid/declared to the Ghana government in lieu of their 10% shareholding in the Tarkwa and Damang mines Refer to our 2021 Report to Stakeholders for more information, available on our website at www.goldfields.com/2021-annual-report-suite.phpValue creation for our stakeholdersHost communities Number of engagements in 2021: 817 (2020: 658) Key concerns and expectations • Employment and procurement opportunities• Skills and enterprise development• Mitigation of adverse environmental impacts• Community investments• Assisting with Covid-19 initiatives and programmes• Benefit-sharing agreements• Protection of heritage sitesValue created for host communities in response to their key concerns and expectations • Rolled out Shared Value projects and host community initiatives, maintaining the percentage of value distributed to host communities at 28% of total value created by Gold Fields• Created jobs and business opportunities through host community procurement • Unlocked opportunities for host community employment in the mines, their contractors and suppliers, their suppliers, and non-mining sectors• Invested in integrated community development, including health and wellbeing, environment and infrastructure• Expanded skills base in host community by unlocking education and training opportunities• Negotiated agreements with host communities and Indigenous Peoples For more information, refer to p77 of the IAR.How we supported our communities during Covid-19 • Funded government and industry response funds• Rolled out community vaccination campaigns• Donated medical equipment to local hospitals and clinics• Distributed personal protective equipment to host communities• Distributed food to vulnerable people• Donated sanitising materials and equipment to local government to curb the spread of Covid-19• Launched radio and television campaigns to raise awareness and dispel myths around the virus Payments include procurement, employee wages and investment in SED.US$16m invested in SED US$709m spent on host community procurementUS$147m spent on host community employee wagesTotal: US$872m VALUE DISTRIBUTIONPER REGION5%46%14%36%AmericasAustralia South Africa West Africa IAR 22-26390-2 C1.1 P615

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Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESGEmployees Key concerns and expectations • Learning and development • Performance management• Competitive remuneration and benefits• Gender pay parity• A diverse, inclusive and enabling culture with opportunities for innovation• A workplace culture that is physically and psychologically safe• A company that is ethical and sustainableValue created for employees in response to their key concerns and expectations • Paid competitive salaries with a strong performance-based component• Optimised business processes and operational efficiencies • Continued to implement modern working practices to facilitate greater work-life balance• Cultivated a stringent safety and health culture with a focus on wellbeing• Increased employee diversity For more information, refer to p44 of the IAR.How we supported our employees during Covid-19 • Paid all our employees their base salaries • Provided testing and quarantine facilities• Enabled office and administrative staff to work from home during Covid-19 high alert times• Enabled older employees and those with comorbidities to work from home at all times• Instituted flexible working arrangements• Reduced international and regional travel• Implemented standard operating procedures as employees returned to offices• Imposed mandatory social distancing, sanitation and mask-wearing practices at our sites and offices• Established a dedicated Covid-19 information portal• Developed and encouraged vaccination rollout and uptake• Offered mental health support programmesCapital providers Number of engagements in 2021: 468 (2020: 508) Key concerns and expectations • Sustainable returns on investment• A strong balance sheet• Execution of Gold Fields’ strategy• Sound and ethical leadership• Succession planning for executive management• Alignment with key ESG priorities• Delivering our growth projects on time and within budgetValue created for capital providers in response to their key concerns and expectations • Developed and maintained a strong portfolio of mines• Delivered the continued improvement at South Deep• Construction of Salares Norte in time and within budget• Continued life extension of our Australian operations• Identified and appointed new CEO • Continued to fund the development, maintenance and growth of our operations • Improved share price and increased dividends• Reduced net debt and maintained strong balance sheetHow we supported our capital providers during Covid-19 • Limited the impact of the pandemic on our operational performance Payments include salaries and wages, benefits and bonuses. US$463m paid in salaries and benefits9,330host community workforce54%host community employment87%in-country employment VALUE DISTRIBUTIONPER REGION 1%1%85%11%2%AmericasAustraliaSouth AfricaWest AfricaCorporate Payments include interest and dividend payments.US$454mpaid to the providers of debt and equity capitalReduced net debt byUS$100m VALUE DISTRIBUTIONPER REGION 9%33%24%20%14%AmericasAustralia South Africa West AfricaCorporate 75 22-26390-2 C1.1 P616

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76 Gold Fields Integrated Annual Report 2021 Value creation for our stakeholders continuedBusiness partners (contractors and suppliers) Key concerns and expectations • In-country and host community procurement of goods and services• Investment in enterprise and supplier development• Sustainable materials and supply chain stewardship• Sustainable and value-driven relationshipsValue created for business partners in response to their key concerns and expectations • 96% of total procurement spend is from in-country businesses • US$709m of total procurement spend by our mines – 31% of total – was spent on suppliers and contractors from our host communities • Included all business partners in our health and safety management systems• Worked with suppliers and contractors at our Australian mines on several initiatives to address issues relating to modern slavery, diversity and inclusion, decarbonisation and sexual harassmentHow we supported our business partners during Covid-19 • Provided contractor employees with access to our vaccine, testing and quarantine facilities• Imposed mandatory social distancing, sanitation and mask-wearing practices at our sites and offices• Included business partners in our communication campaigns around our Covid-19 programmes• Committed to paying smaller businesses within 30 days of delivery of goods and/or services in South AfricaGovernments Number of engagements in 2021: 1,065 (2020: 1,011) Key concerns and expectations • Adherence to relevant legislation• Compliance with safety, health and environmental regulations• Respect for human rights • Payment of taxes and other levies• In-country employment and procurement• Investments in SED projects in host communitiesValue created for governments in response to their key concerns and expectations • Sourced over 96% of procurement from companies within the countries of operation • Over 87% of employees are nationals of the countries of operation• Paid royalties and taxes to host governments that, if utilised appropriately, can enable them to develop critical infrastructure • Invested in SED projects that also grow and sustain non-mining jobs For more information, refer to p84 of the IAR.How we supported our governments during Covid-19 • Adhered to all government regulations and protocols • Donated to government or industry response funds• Donated medical equipment to government-run hospitals and clinics• Engaged directly with host governments to raise awareness within host communities• Assisted local government efforts, including vaccination campaign roll-out and communication VALUE DISTRIBUTIONPER REGION 10%33%14%43%AmericasAustraliaSouth AfricaWest Africa Payments include operations and capital procurement.US$2,101m paid to suppliers and contractors31% of mine operational and capital spend (excluding utilities) is with host community firms VALUE DISTRIBUTIONPER REGION 10%37%1%44%7%AmericasAustraliaSouth Africa West AfricaCorporate Payments include mining royalties and land-use payments, taxes, duties and levies.US$558m paid in taxes and royaltiesUS$320m paid to the Ghana government in taxes, royalties and dividends, relating to its 10% stake in each of Damang and TarkwaIAR 22-26390-2 C1.1 P617

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Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESGHost communities Our host communities are among Gold Fields’ most important stakeholder groups – their support underpins our social licence to operate which in turn impacts our ability to create enduring value. Our Group Community Policy Statement, updated in 2021, sets out our commitment to developing mutually beneficial relationships with our host communities, host governments and other key stakeholders through meaningful engagement. We aim to keep improving our social performance, strengthen our social licence to operate and deliver enduring value in collaboration with our host communities and governments.Host communities are the people who live within the vicinity of our operations, who have been or could be directly affected by our exploration, construction or operational activities, and who have a reasonable expectation that we will fulfil our duties and commitments to operate responsibly. Each operation within the Group identifies its host communities to secure its legal and social licences to operate. In total, an estimated 485,000 people live in approximately 60 communities surrounding our eight mines (excluding Asanko).At Gold Fields, our Group Community and Government Charter promotes an approach underpinned by building strong relationships and trust, creating and sharing enduring value, and delivering against our promises. To implement the Charter’s commitments, our regions successfully implemented their annually updated government and community action plans during 2021. The Charter will be updated in 2022 to reflect our new vision and purpose statements. In 2016, Gold Fields started implementing a strategy aimed at enhancing benefits for our host communities. At that point, loss of our social licence to operate was ranked as our Group’s top fifth-highest risk. This risk dropped from our Group top 10 risks in 2018, which has remained the case due to the successful implementation of the pillars of our host community value creation strategy, namely host community procurement, job creation and SED, as well as environmental management strategies.It is critical that we have a clear understanding of our communities’ needs and concerns. Ongoing stakeholder engagement and community grievance management are therefore key components of the community relations programme. All our operations have established grievance mechanisms that enable us to address and resolve any grievances that arise from our activities (for our 2021 grievance report see p91).CREATING ENDURING VALUE IN OUR HOST COMMUNITIES The Covid-19 pandemic exacerbated economic hardships in our host communities, who increasingly expect our mines to help alleviate their burdens by providing financial or other assistance. The circumstances of this past year reinforced our awareness of our communities’ priority needs. We believe the greatest socio-economic benefit we can provide to our host communities is to create value by addressing their priority needs of: • Employment, particularly for youth• Skills and enterprise development• Infrastructure for education, healthcare, water facilities and roads • Mitigating any adverse environmental impactsWe aim to maximise the positive socio-economic benefits of mining on our host communities while, as far as possible, avoiding or minimising adverse impacts. Our social investment initiatives are guided by the principle of Shared Value, whereby we address both business and social needs to create value for communities and our mines.Our most important programmes focus on host community procurement and job creation, based on our belief that these will support the economic development of communities and individuals while meeting the needs of our business. HOST COMMUNITY VALUE CREATION Between 2016 and 2021, we significantly enhanced our understanding of the value created through our SED investments, host community employment and host community procurement programmes by quantifying the impact thereof. Over the past six years, we created between US$600m and US$900m in community value every year. Cumulatively, this amounts to over US$4.4bn which, we believe, presents a significant investment in the economic wellbeing of our host communities. Based on our analysis, of the US$3.59bn in value distributed during 2021, US$872m (28% of total) remained with our host communities, as shown in the infographic on the next page.We have incentivised our management teams with ESG targets since 2017, including host community value creation. Following the launch of the Group’s comprehensive 2030 ESG targets in December 2021, a larger portion of incentives will be allocated to ESG-related goals. Looking at host community value creation, we set a 2030 target of 30% of the total value to be spent in host communities. 77 22-26390-2 C1.1 P618

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78 Gold Fields Integrated Annual Report 2021 PROCUREMENTEMPLOYMENTSOCIAL INVESTMENT • Support areas where community suppliers can participate• Identify community suppliers with ability to supply the mine• Provide skills development to close capability gaps Community investment drives integrated development Host community employment maximises local opportunities Host community procurement creates community jobs and supply opportunities • Build skills base in community workforce through, for example, education and bursaries • Prioritise the community as the ﬁ rst option for recruitment• Encourage contractors and suppliers to employ from the community• Create non-mining jobs linked to our SED investment projects or in partnership with suppliers• Balanced across services (medical and education), enterprise development and infrastructure• Matched to capacity and development needs of communities• Shared Value projects beneﬁ t communities and our mines• Social beneﬁ t as a factor in developing closure criteria NUMBER OF SUPPLIERS AND JOBS IN HOST COMMUNITIES IN 2021:671Host community suppliers companies10,541 Host community jobs in the mine value chain, comprising:2,607Employees6,723Contractors452¹Suppliers759 Non-mining jobs¹ In Ghana REGIONAL BREAKDOWN TOTAL VALUE DISTRIBUTION US$3.59bTYPE OF BENEFIT TO HOST COMMUNITIESGOLD FIELDS’ 2021 VALUE DISTRIBUTION 28% HOST COMMUNITY VALUE US$872m PROCUREMENT SPENDUS$709m EMPLOYEE WAGESUS$147m SED INVESTMENTUS$16m AUSTRALIAUS$312m GHANAUS$401m SOUTH AFRICAUS$118m PERUUS$41mThe diagram below details the community-focused levers available to us:HOW WE CREATE VALUE FOR OUR COMMUNITIES Flagship projects • Projects with value ensured beyond the life of our minesHOST COMMUNITY VALUE CREATION IN 2021Host communities continuedIAR 22-26390-2 C1.1 P619

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Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESGHost community procurementOur host community procurement strategy guides us as we seek opportunities for community- based enterprises to participate in our operations’ supply chains. If implemented effectively, host community procurement holds benefits for the communities in which we operate as well as our mines. Host community employmentWe continue to prioritise the employment of host community members at our operations and encourage our contractors and suppliers to do the same. This is supported by education and skills development initiatives so we can build a local skills base. In 2021, our operations set targets to maintain host community employment. At the end of the year, 54% of our workforce – or 9,330 people – were employed from our host communities (2020: 53%/8,752 people). In 2021, our total procurement spend amounted to US$2.32bn, of which 96% was spent on businesses based in the countries where we operate (2020: US$1.78bn/96%). We spent US$709m, or 31% of our total procurement spend, on suppliers and contractors from our mines’ host communities (2020: US$536m/29%). The increase in spend was as a result of efforts in Ghana and Australia in particular. Our Salares Norte project, in construction during 2021, actively pursued procurement of goods and services from its host communities totalling approximately US$46m in 2021. The table below outlines in-country and host community value creation progress between 2019 and 2021:Local (in-country) and host community procurement Local (in-country) procurementLocal (in-country) spend (% of total)Host community procurementHost community spend (% of total)Country2021 (US$m)2020(US$m)2021202020192021 (US$m)2020(US$m)202120202019Peru20917796%96%96%342515%14%15%Australia1,03581399%99%99%25317925%23%21%South Africa221138100%100%100%513323%24%28%Ghana76665191%91%91%37129845%42%56%Group2,2311,77996%96%96%70953631%29%34%Maintaining our 2020 performance was a challenge during 2021 amid the adverse economic impact of the Covid-19 pandemic. In Western Australia, closed borders and demand for labour resulted in an extremely low unemployment rate (3.4%) and stiff competition for labour. The table below provides further details.We hope to maintain, and in the long term, increase current levels of host community employment as these jobs have significant multiplier effects, particularly in developing countries. As such, these jobs are critical for the estimated 450,000 residents of our host communities in these countries.Beyond creating employment opportunities with our mines or contractors – which have limited scope to create jobs – we also seek to create non-mining jobs, particularly those linked to SED projects and the wider supply chain. Non-mining jobs can continue to provide benefits to host communities beyond mine closure.National and host community employment National employeesHost community workforce120212020% of workforce20212020% of workforceCountry202120202019202120202019Peru62538698%99%100%78971130%27%28%Australia21,3611,30077%78%98%55953618%19%23%South Africa1,9811,87386%84%84%2,9772,70366%67%65%Ghana1,1011,05599%99%97%5,0554,80270%69%72%Group35,1544,86987%86%95%9,3308,75254%53%55%1 Workforce comprises employees and contractors. Host community employment data excludes our corporate and regional offices, as well as our projects2 Reassessment of Gold Fields Australia employees’ citizenship statuses between 2019 and 20203 Includes regional, Chile and Corporate Office employees79 22-26390-2 C1.1 P620

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80 Gold Fields Integrated Annual Report 2021 We intensified our efforts to ensure our SED projects – those focusing on agriculture, infrastructure development, education and training, and economic diversification – also grow and sustain non-mining jobs. We are starting to see traction in this initiative and, during the year, created 759 non-mining jobs for host community members with well over half of them in the agricultural sector (2020: 672). Due to their inherent nature, many of our SED projects do not necessarily provide long-term solutions but do create income and a measure of skills transfer. The following projects created significant jobs during 2021: • 422 farming jobs at the Lima rural agricultural development projects in the Eastern Cape province of South Africa, which is home to about 16% of our workforce• 58 farming and associated value chain jobs in the Youth in Organic Horticulture Production (YouHoP) programme at our Damang and Tarkwa mines in GhanaCovid-19 support Our operations actively support host communities and governments in their efforts to control the Covid-19 pandemic and assist those impacted by it. This totalled approximately US$2m in 2021 (2020: US$3m), with support tailored to each country’s unique circumstances. We also paid a US$5m Covid- levy to the Ghana government during 2021. Community support includes financing government or industry response funds, donating medical and sanitising equipment, and distributing meals and other goods to vulnerable people. During H2 2021, we shifted focus to assisting governments with community vaccination campaigns. Investments in socio-economic developmentWe invested US$16.3m in SED projects in our host communities during 2021 (2020: US$17.2m). Many SED projects have been delayed as the Covid-19 pandemic and related restrictions hampered engagement with stakeholders. Our mines have dedicated SED investment funds delivered directly or through our trusts and foundation. Our mines also partner with host governments, donors and NGOs. Some of the significant projects we implemented during the year include our ongoing investment in water provision in Hualgayoc, near our Cerro Corona mine. This investment addresses one of the community's key needs and, since we started operating in the area in 2006, we have provided most community households in Hualgayoc with access to clean water. In 2021, we delivered a drinking water system to Hualgayoc City’s 2,400 people. A consortium of local companies undertook the construction (p67). 252015105020192020 202121.3517.2016.63Group SED spend(US$m) Group SED by type (2021) (US$m)12.01.01.53.08.50.3InfrastructureEducationand trainingHealthand wellbeingEconomicdiversiﬁcationConservationand environmentCharitable giving 1 Excludes projects Host communities continuedYouth working at one of our agricultural projects near our Tarkwa mine, GhanaIAR 22-26390-2 C1.1 P621

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Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESGPOTENTIAL ENVIRONMENTAL IMPACTSWe have identified four key areas where our mines can potentially have adverse impacts on our communities: • Water withdrawal from surface and underground sources• Water, soil or biodiversity impacts from environmental incidents such as leaks or spillages of process and other water, tailings, oil or fuel• Dust from tailings facilities, waste rock dumps, blasting and roads• Noise and vibrations from blastingWe have policy statements, guidelines and procedures that provide a framework for us to avoid and, where we cannot prevent, manage the environmental impact on our host communities. ARTISANAL, SMALL-SCALE AND ILLEGAL MINING IN GHANAThe Tarkwa-Nsuaem and Prestea-Huni Valley municipalities, which host Gold Fields’ Tarkwa and Damang mines, are major centres for both legal artisanal and small- scale mining (ASM) as well as illegal mining activities. During 2021, we had 25 and 17 illegal mining incursions at Damang and Tarkwa * Three communities measured** Five communities measured %10080 706050 40 302010 02021202020192018201720162015 Tarkwa Damang Cerro Corona South Deep <50% approval rating 50% – 70% approval rating >70% approval rating 3332485752 62*61** 737371 78 Mine-community relationship assessmentrespectively, with intrusions mostly on waste dumps and inactive satellite pits.The Company is concerned about illegal mining, as besides the loss of the surface rich ore, potential damage to mine property and assets, mercury and cyanide contamination in water resources in our catchments, there is also the potential for individuals to be injured or for local unrest and the risk of damage to reputation as we try to deal with illegal mining.Our strategy in dealing with illegal mining comprises consistent engagement and sensitisation of community members and other stakeholders as well as increased security patrols to demonstrate “zero tolerance” of illegal mining on our concessions. Any arrests and prosecutions of illegal miners through the local police are undertaken in strict adherence to the Voluntary Principles on Security and Human Rights, for which regular training is provided to the police and our community patrols.We also realise that illegal mining provides jobs and incomes to communities where unemployment and poverty are rife. This is why a critical aspect of our strategy is the creation of alternative jobs through community development, alternative livelihood and graduate trainee programmes with a focus on providing employment to the youths in our host communities, who would otherwise be forced into the illegal mining sector. Our main project in this respect is the Youth in Organic Horticultural Production programme, which to date has generated jobs for 604 host community members (p80).Gold Fields also supports the government in its National Alternative Livelihood and Community Mining programmes which focus on ASM, a sector that is regulated by the Minerals Commission. In 2019 the Damang mine began the process of ceding 1,340ha of land to the Minerals Commission for community mining. The Company also provided geological information and submitted digital cadastral maps. This process concluded in 2021 and ASM miners are currently on site working the area. Measuring our impact and relationshipsOur regions regularly conduct independent assessments to measure the strength of our relationships with host communities.Over the years, we have seen a mostly positive upward trend in Company-community relationships at our operations, as reflected in the headline findings in the adjacent graph. We expanded our independent measure of our social return on investment (SROI) to identify investments that strengthen our social licence to operate which, in turn, inform future investment strategies. After a delay due to Covid-19, Peru will undertake an SROI analysis on selected projects in 2022 using our Group methodology.MINESTarkwaDamangCerro Corona South Deep81 22-26390-2 C1.1 P622

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82 Gold Fields Integrated Annual Report 2021 WORKING WITH INDIGENOUS COMMUNITIES IN AUSTRALIAGold Fields recognises that, as a company operating in Australia on the lands of Aboriginal peoples, we have a responsibility to respect and empower the traditional owners of those lands.In June 2021, we finalised our Aboriginal Engagement Strategy, which is built on three strategic pillars: • Building and maintaining strong and respectful relationships with the traditional owners of the lands where our operations are located• Empowering Aboriginal peoples by providing meaningful and sustainable opportunities• Championing the preservation and celebration of Aboriginal lands, culture and heritageEach of Gold Fields’ Australian mines is situated on land that has a Native Title determination or an active claim. The table below describes the current claims and determinations for each of our operational sites. The Native Title Act 1993 details the process for traditional owners who claim traditional rights and interests on certain land, to have those rights recognised by the Federal Court of Australia in the form of a Native Title determination.Gold Fields is required to engage with registered Native Title claimants and determined Native Title holders in relation to its activities, including before new tenements are granted. Depending on the type of activity, this may require agreements to be entered into, most frequently to ensure the protection of cultural heritage and to provide a process for the conduct of heritage surveys.Native Title agreements can foster strong relationships by establishing structured channels of communication; identifying initiatives to achieve greater education, employment and contracting outcomes; providing funding for community programmes; delivering cultural awareness training; and incorporating best practice heritage management. In addition, these agreements can provide financial benefits to Native Title parties that could settle any liability for Native Title compensation.At our Gruyere mine, Gold Fields is party to a comprehensive agreement with the determined Native Title holders for the area: the Yilka People and Sullivan Edwards families. Through this agreement, we explore ways to sustain and grow employment and business opportunities, as well as support health, education and other programmes for these Native Title holders, including the nearby Cosmo Newberry community. We also actively support and promote the Group’s conservation and land management activities.In considering our strategy for engaging with Indigenous Australians, we chose to partner with Reconciliation Australia (an independent, not-for-profit organisation) in 2018 to embark on its Reconciliation Action Plan (RAP) programme – a structured framework whereby organisations facilitate the development of respectful relationships with and creation of meaningful economic opportunities. This ties in with our vision for reconciliation where First Nations peoples can participate equally in our workforce and business, feel culturally safe and empowered to deliver sustainable solutions for their communities. Gold Fields formally launched its Reflect RAP in early 2020, focused on building and strengthening relationships, raising awareness of the process and the broader reconciliation effort. It has given us an understanding of the barriers to progress in areas, such as employment and procurement. It also informed our second (Innovate) RAP, which we finalised in 2021 to implement key programmes for Indigenous Australians supporting education, training and employment, procurement, cultural awareness and heritage management, as well as community development.Our Innovate RAP is the necessary blueprint for how we are going to get there. To support its implementation, Gold Fields has: • Created dedicated Aboriginal Recruitment and Engagement positions to support the recruitment and employment of Indigenous Australians• Improved conditions for Indigenous-owned and operated businesses to supply goods and services to our mines• Rolled out mandatory RAP eLearning modules to our workforceThe table below describes the current claims and determinations. SiteNative titleGroupAgnew (north)Determined Native Title claimTjiwarl PeopleAgnew (south)Currently no claim–Granny SmithEntire operation: registered Native Title claimNyalpa Pirniku PeopleGruyereEntire operation: determined Native Title claimYilka People and Sullivan Edwards familiesSt IvesMain area of operations: determined Native Title claimRemaining area (exploration): registered Native Title claimDetermined: Ngadju PeopleClaim: Marlinyu Ghoorlie PeopleHost communities continuedIAR 22-26390-2 C1.1 P623

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Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESGThe Innovate RAP commenced in January 2022, with key actions to: • Increase understanding, value and recognition of Aboriginal peoples’ cultures, histories, knowledge and rights through cultural learning• Improve employment outcomes by increasing recruitment, retention and professional development of Aboriginal peoples• Increase the number of Indigenous peoples-owned businesses to support improved economic and social outcomesWe already support a range of activities and programmes that directly benefit our Aboriginal communities. We also participate in a local industry group based in Kalgoorlie (the Goldfields Aboriginal Business Chamber) near our St Ives mine to support greater economic development for Aboriginal peoples and businesses in the Goldfields region. We continue to demonstrate good progress in employing Indigenous Australians and engaging Indigenous-owned businesses. In 2021, the number of Indigenous Australians employed increased to over 3%, reflecting the overall population of Indigenous Australians within Australia. A$3.5m (US$2.7m) was spent on 26 Indigenous businesses across our sites in 2021.INDIGENOUS PEOPLES CULTURAL HERITAGE PROTECTION AustraliaIn response to the findings from the Parliamentary Inquiry into the Juukan Gorge incident in 2020, the Western Australian government reviewed and updated relevant legislation. A new Aboriginal Cultural Heritage Act was passed in December 2021, with detailed implementation guidelines to be released during 2022.The key implications of the new Act for Gold Fields are: • Greater certainty about who we are required to engage with on Aboriginal heritage, as the new legislation sets up Local Aboriginal Cultural Heritage Services, which will be responsible for coordinating surveys and managing heritage for an area• A new approval process to undertake activities that may impact Aboriginal cultural heritage• Greater penalties for any unauthorised disturbance to Aboriginal heritage sitesGold Fields supports the approach adopted by the Western Australia government, which has embedded agreement-making on Aboriginal cultural heritage matters into the legislation.In early 2021, we updated our current processes for identifying, evaluating and communicating risks associated with Aboriginal cultural heritage to ensure we embed cultural heritage risk assessment and management into our decision- making processes.As part of this, we obtained independent advice on best practice approaches to conducting Aboriginal cultural heritage surveys, which formed the basis of a new Regional Aboriginal Cultural Heritage Standard in 2021.We have extensive protocols in place for the recording, impact assessment and protection of identified Aboriginal cultural heritage sites, primarily through our ground disturbance permitting process. We are also currently making progress in the negotiations with our Aboriginal stakeholders at several of our operations to formalise robust cultural heritage management protocols.ChileWhile no Indigenous Peoples have a relationship with our Salares Norte project site, as confirmed through the project’s environmental approval process, we have engaged with the Colla Indigenous communities located some 70km from the project since 2015. We have signed social development agreements with the key Colla communities, and we are holding regular meetings to present our progress against our project plan and to identify and address any concerns from these communities. During 2021, indigenous communities raised issues around incidents on the access routes to the project. In consultation with the communities corrective actions were implemented. We also met with the communities around their concerns about our chinchilla rescue and relocation efforts (p65). Independent environmental experts explained the process and heard inputs for future improvements, which we are considering. Regular updates have also been scheduled. 83 22-26390-2 C1.1 P624

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84 Gold Fields Integrated Annual Report 2021 Government relations As the issuers of mining licences, developers of policy and enforcers of regulations, host governments are among Gold Fields’ most important stakeholders. First and foremost, this requires our full adherence to all relevant legislation, including the payment of taxes and other levies. We are committed to working with governments at national, regional and local levels to establish sound and transparent working relationships that benefit both the countries in which we operate and our host communities. This has been particularly relevant during the Covid-19 pandemic, where our mines and projects have actively assisted governments in managing and mitigating its impacts. Gold Fields does not provide financial contributions to political parties unless explicitly approved by the Board of Directors in accordance with the Company’s Code of Conduct. No political donations were made during 2021.Gold Fields’ tax strategy is to proactively manage tax obligations in a way that is transparent, responsible and sustainable, also acknowledging the different interests of our stakeholders. Our full Tax Strategy and Policy, which now includes tax risk and governance, can be found at www.goldfields.com/ integrated-annual-reports.phpRESOURCE NATIONALISM Many governments view the mining industry an attractive source for higher taxes and other fiscal and regulatory imposts – especially during tough economic times. This was exacerbated during the Covid-19 crisis as many countries faced declining tax revenues while metal prices in general, and gold in particular, recorded healthy gains over the past two years. Gold Fields, on its own and in conjunction with its peers, seeks to address the trust gap that exists between government and mining in a number of ways, including: • Consistently creating between US$2bn and US$4bn in total annual value for our wide range of stakeholders, including governments and host communities• Actively promoting host community value creation through host community employment, procurement and socio-economic investment• Working with our peers in the ICMM to promote industry-wide best practice and demonstrate the benefits of a responsible and fairly regulated industryWe conduct independent desktop resource nationalism assessments at least every two years, which provide valuable input on how we can increase trust and confidence among governments and communities. The key proposals reinforce many of the key strategies our operations are already implementing, namely strengthened engagement with governments at all levels, community value creation and improved communication on the socio-economic benefits of mining.The Covid-19 pandemic also served as a catalyst to work more cooperatively with governments – with Covid-19 threatening the tax income of governments, educating our workforce and communities, and rolling out vaccination campaigns, we found more common ground with them. Gold Fields and other mining companies actively supported governments by providing facilities, health resources and much-needed funding. During 2021, our mines donated well over US$2m (2020: US$3m) in medical and sanitary equipment and other goods to host communities and governments. In H2 2021, many of our mines assisted local governments, when requested, with vaccination campaigns in our host communities.Payments to governments by Gold Fields in 2021 (US$m) South DeepGhanaPeruAustraliaRoyalties354646Income tax–19456160Dividends1–47––Dividend withholding tax–243–Total331962206% of profit before tax and royalties25356281 In lieu of the Ghana government's 10% stake in the Tarkwa and Damang minesAMERICAS REGION Our engagement in Peru is focused at local, regional and national government levels to address operational, social and sustainability matters. In July 2021, left-wing Pedro Castillo was sworn in as the President of Peru for the next five years. The new administration’s appointments in the Central Bank and the Ministry of Economy signalled the continuity of macro-economic stability. However, to date, Castillo’s presidency has been characterised by political instability and regular changes in key cabinet portfolios. In the mining industry, the government attempted to make changes to the sector’s regulatory and tax framework. However, this has been without success, given that the government faces strong opposition in congress and amid sectors of civil society. Our engagement is largely carried out IAR 22-26390-2 C1.1 P625

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Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESGvia the National Chamber of Mines, Oil and Energy (SNMPE), especially on regulatory matters.The industry enjoys good working relationships with various relevant public bodies in all levels of government (national and subnational). The main challenge has been the increase in public officials’ turnover at the national level due to political instability, a situation we are monitoring closely. President Castillo’s election and pronouncements by his government generated high expectations among mining communities, and community- mine conflicts escalated – mostly in southern Peru. These have, as yet, not spread widely to the Cajamarca province, where our Cerro Corona mine is located. We continue to build trust between Cerro Corona and the host communities through ongoing stakeholder engagement and Shared Value projects, including the rollout of comprehensive water infrastructure, among other initiatives. Our response to the Covid-19 pandemic during 2020 and 2021 in the Cajamarca region and our areas of influence helped us engage with the communities, and the positive impact thereof was reflected in our independent relationship assessment studies. The extension of Cerro Corona’s life-of-mine to 2030 will also enable more long-term community investment programmes and strategies.In Chile, most political and social stakeholders welcomed our decision to proceed with the construction of the Salares Norte mine in the northern part of the country. Albeit in a low investment environment impacted by Covid-19, Salares Norte was one of Chile’s largest investment projects during 2020 and 2021, and was identified by the government as a key project for economic upturn in the Atacama region. The project is governed by a stability agreement with the Chilean government.During 2021, our engagements in Chile focused on supporting communities in coordination with regional and local governments to scope the economic and social impact of the pandemic. It also included the implementation of a tight permitting plan for Salares Norte. We were able to obtain all the permits required for construction of the mine as planned, and no delays were registered.The political situation in the country increased the uncertainty surrounding the regulatory framework for the mining sector on two fronts. Firstly, left-wing Gabriel Boric won the presidential election and took office on 11 March 2022. His government’s ability to implement its manifesto will be limited as he will have to negotiate and establish alliances in the senate, where his party does not have a majority. President Boric appointed a respected economist as Minister of Finance, which signals the continuity of macro-economic stability. Secondly, Chile is developing a new constitution, and several proposals put forward to date suggest a far more stringent regulatory regime for the mining sector. However, there is still a long way to go before a final draft of a new constitution is agreed to and put to a popular vote, which is scheduled for September 2022. Meanwhile, the construction phase of Salares Norte will continue as planned and we expect to start operating in Q1 2023.As lawmakers develop the new constitution, we want to urge them to consider the benefits of responsible mining and how a well governed sector, with stable regulation and a competitive tax regime, can create sustainable socio-economic benefits for all stakeholders in the country.AUSTRALIAThe incumbent Labor Government in Western Australia (WA) significantly increased its majority during the state elections held in March 2021. While public health and economic issues arising from the pandemic dominated the political agenda in 2021 and into 2022, the government also made progress on key legislative reforms that commenced in its first term.The implementation of the new Work Health and Safety (WHS) Act, which replaces the existing parallel regimes for general workplaces and mine sites, was deferred to early 2022. This Act delivers on key election promises to streamline the regulation of health and safety across all sectors, requires a greater focus on the mental health and wellbeing of workers, and introduces higher penalties for companies and officers who breach the obligations under the Act. Following a series of disturbing media reports regarding sexual assaults and harassment against women engaged in the WA mining industry, the WA parliament announced a bipartisan inquiry into the issue in 2021. This inquiry received submissions from a large number of affected individuals, mining companies, the Chamber of Minerals and Energy (CME), as well as the state government. Although the findings from the inquiry are not expected to be published until at least May 2022, it is anticipated that the new WHS Act will be used to more closely manage this issue due to the serious physical and psychological safety implications. Gold Fields participates in the CME’s Safe and Respectful Behaviours working group, and also conducts its own engagements with the government on this issue. 85 22-26390-2 C1.1 P626

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86 Gold Fields Integrated Annual Report 2021 Following the intense scrutiny of the WA Aboriginal Heritage Act in the wake of the Juukan Gorge incident in 2020, the state government passed the Aboriginal Cultural Heritage Act in late-2021, which will completely replace the existing legislative regime. The new legislation fundamentally shifts the approach to Aboriginal cultural heritage management by introducing a risk-based approach of engagement, consultation and approvals for activities that may harm cultural heritage values. The range of offences and penalties for any breaches also expanded significantly. The WA government is expected to undertake a 12 – 18-month process of co-designing the underlying regulations and codes of practice which will support the new Act, after which it will be implemented. We are actively involved in this consultation via the CME. GHANA Gold Fields Ghana’s investments in the country are covered by the 2016 Development Agreement (DA) with the government for both the Tarkwa and Damang mines. Under the agreement, Gold Fields is expected to spend US$500m at each mine – over an 11-year period for Tarkwa and a nine-year period for Damang – and includes a reduction in the corporate tax rate from 35% to 32.5%, as well as a sliding scale royalty tax based on the gold price. The government also holds a 10% interest in the entities controlling the Tarkwa, Damang and Asanko mines.Since 2018, we have invested US$340m in Damang, which illustrates the confidence we have in Ghana’s fiscal and regulatory framework. The DA cemented our status as one of the largest contributors to the country’s fiscus. Gold Fields’ contribution to national development in 2021 totalled US$319m in the form of taxes, royalties and dividends. In 2021, the government under President Nana Addo Dankwa Akufo-Addo took office for a further four years after a narrow election victory in late 2020. The government generally pursues stable, market- friendly policies, making Ghana one of Africa’s prime mining destinations.In the wake of an economic slowdown following the Covid-19 pandemic, the government passed a number of regulations impacting Gold Fields and other mining companies. These include: • A US$5m Covid-19 levy, which Gold Fields paid without prejudice to its rights under the DA• Gold Fields enjoys tax exemptions on fuels and other items. Due to administrative procedures from the Ministry of Finance, these exemptions were delayed and the Company paid full tax rates, for which it has now applied to be refunded• The industry regulator, the Minerals Commission, granted short-term export licences for our two mines. We proposed retaining our original longer-term licences and are expecting a ruling shortlyFurthermore, we continue to engage the government through the Ghana Chamber of Mines on details to sell a portion of gold produced in Ghana to a local refinery for value-addition purposes. The Chamber, while agreeing that its members will sell a share of their production to the refinery, is discussing processes to ensure this will not be detrimental to the mining industry and impose no added costs to individual companies. SOUTH AFRICA From a regulatory perspective, Gold Fields’ South Deep mine is guided primarily by the Mineral and Petroleum Resources Development Act, 38 of 2002 (MPRDA). One of the key requirements of the MPRDA, which Gold Fields supports, is to facilitate meaningful and substantial participation of Historically Disadvantaged South Africans (HDSAs) in the mining industry. To provide guidance on this open-ended requirement, the Mining Charter provides for a range of empowerment actions and community investment programmes with a corollary timeframe; all mining rights holders are required to submit an annual compliance assessment detailing progress against the annual targets in the Charter. Gold Fields continues to comply with this process.The Department of Mineral Resources and Energy (DMRE) published Mining Charter 3 (MC3) in September 2018. The Minerals Council South Africa (MCSA), which represents the industry, considers most aspects of the Charter a framework within which the industry can operate and which encourages the growth and empowerment of the sector. There were, however, critical areas over which Gold Fields and the industry raised concerns. In particular, the Charter does not fully recognise the Black Economic Empowerment (BEE) ownership credentials of previous BEE transactions. In March 2019, the MCSA filed an application for a judicial review and the setting aside of certain clauses in the Charter. A Supreme Court ruling in September 2021 upheld the objections by the MCSA, which the DMRE accepted.This ruling has de facto confirmed South Deep’s current BEE ownership level of 35%, which we believe meets the principles and spirit of the Mining Charter, and has created the framework for the ongoing transformation of South Deep.Government relations continuedIAR 22-26390-2 C1.1 P627

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Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESG BLANK PAGE TO BE RESOLVED Remote control operator at the South Deep mine, South Africa87 22-26390-2 C1.1 P628
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88 Gold Fields Integrated Annual Report 2021 Mining Charter ScorecardThe Mineral and Petroleum Resources Development Act (MPRDA), requires the submission of five-year cyclical Social and Labour Plans (SLP) as a prerequisite for the granting of mining rights. South Deep’s Mining Right application was approved in 2010 and, currently, South Deep is in its third cycle of SLPs. A new SLP will be finalised by the end of 2022 and submitted to the DMRE for approval.The execution of South Deep’s Mining Charter and SLP commitments have, over the last two years, been severely complicated and impacted by the Covid-19 pandemic. Despite this, we remained on track to deliver the majority of our commitments. This was made possible through sound stakeholder relations, including with organised labour, communities and relevant government departments.Covid-19 has not only amplified existing social challenges, such as food insecurity, but also highlighted the role business needs to play in communities. South Deep worked closely with stakeholders to provide assistance in the form of, among others, distribution of protective equipment, and food security relief programmes in a number of kindergartens and primary schools. During Q4 2021, the mine was registered as an outreach vaccination site, which enabled us to administer vaccinations to our employees, their family members and surrounding community members. Monetary donations towards Covid-19 relief programmes amounted to R156m (US$10m) during 2020 and 2021. During 2021, we spent over R14m (US$1m) on community socio- economic development projects, delivering investment that supported education and training, infrastructure development, health care, water and sanitation. A further R14m was spent through the South Deep education and community trusts. Expenditure on skills development during 2021 amounted to R44m (US$3m).South Deep recently entered into a People With Disabilities (PWD) learnership agreement with an independent service provider, in terms of which 82 learnerships have been onboarded. These learnerships have raised PWD representation to 3.3% at the mine.South Deep MC3 2021 Scorecard ElementDescriptionCompliance targetOwnershipRepresentation of HDPs26% Inclusive procurementInclusive procurement70% of mining goods’ procurement spend must be on South African manufactured goods (60% local value = South African manufactured goods)80% of service procurement spend must be sourced from South African-based companiesResearch and 90% development (R&D)Sample analysis across the mining value chainEmployment equityBoard% Black persons% Black womenExecutive management% Black persons% Black womenSenior management% Black persons% Black womenMiddle management% Black persons% Black womenJunior management% Black persons% Black womenEmployees with disabilities1.5% of all employeesCore and critical skillsHDPs represented in core and critical skills poolHuman resources development (HRD)2HRD expenditure as % of total annual leviable amount (excluding mandatory skills development levy)5% leviable amountMine community development (MCD)Meaningful contribution towards MCD with bias towards mine communities both in terms of impact, and in keeping with the principles of the social licence to operate100% compliance with approved SLP MCD commitmentsHousing and living conditions2Improvement of the standard of housing and living conditions of mine employees100% compliance with commitments per the H&LCSBEE – Black Economic EmpowermentHDP – Historically Disadvantaged PersonH&LCS = Housing and Living Condition StandardGovernment relations continuedIAR 22-26390-2 C1.1 P629

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Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESG Five-year implementation plan requirementYear (2020) target1MeasureYear (2020) progress1TargetGold Fields targetMeaningful 35%Full shareholder Yes10% (local content verification not required for years 1-3)20%The total mining goods procurement budget must be spent on South African manufactured goods produced by the following categories, per defined percentage:21% on HDSA-owned and controlled company40%5% on women or youth-owned and controlled company10%44% on BEE 54%70%80%The total services budget must be spent on services supplied by the following categories, per defined percentage:50% by HDPs69%15% by women-owned and controlled company26%5% by youth-owned and controlled company0%10% by BEE 90%Minimum of 70% of the total R&D budget to be spent on South African-based R&D entities100%(R409,552)Utilise South African-based facilities or companies for the analysis of 100% of all mineral samples99.99%(40,241 samples)Yes67%50%67%33%20%33%67%50%67%33%20%33%47%60%32%12%25%5%64%60%62%25%25%17%67%70%71%18%30%16%1.3%1.5%0.6%77%60%79%Invest percentage of leviable amount as defined in the HRD element in proportion to applicable demographicsIn 2021, South Deep spent 3% of its annual payroll on skills development programmes. This spend related to the provision of training and development initiatives for employees (permanent and contractors) and members of the South Deep host communities. HRD spend was curtailed due to Covid-19.YesN/APublish the SLP in two languages (dominant community language and English)YesImplement all approved commitments in the SLP3During 2021, South Deep continued developing the following projects, which are at various stages of implementation:• Provision of land and construction of Hillshaven Clinic (host community) • Refurbishment of sports complex (host community) • Construction of Westonaria TVET (host community) • Construction of Zuurbekom Library (host community) • Building and equipping of a science lab at TM Letlhake Secondary School (host community)• Farmer support project – Jachfontein (host community) • SMME funding and business hub, Westonaria (host community) • Construction of a transport hub in Flagstaff, Eastern Cape (labour-sending community)Mine to submit a Housing and Living Conditions Plan, in terms of Section 4 of the new H&LCS for the mining industry.1:1 person to room ratioImplement all commitments per the H&LCSThe occupancy rate for 2021 was 0.32. South Deep still maintains one person per room, which is monitored regularly.1The column records the mining rights holder's performance against the Mining Charter scorecard targets2The element has not been assured externally3Only the number of Community Development Commitments and its progress are externally assured89 22-26390-2 C1.1 P630

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90 Gold Fields Integrated Annual Report 2021 Human rights We recognise that our mining activities have the potential to adversely impact the human rights of our stakeholders – particularly our workforce and members of our host communities. Gold Fields is committed to upholding and respecting the human rights of these important stakeholder groups. Our Human Rights Policy Statement, which is embedded in our Code of Conduct, applies to everyone working for Gold Fields, including directors, contractors and suppliers. The Code of Conduct can be found on our website at www.goldfields.com/code- of-conduct.phpThe Human Rights Policy Statement commits Gold Fields to, among other things: • Uphold fundamental human rights and freedoms • Encourage diversity and inclusivity in our workplaces • Provide training and guidance for all relevant staff, including security staff and contractors• Undertake human rights due diligence • Provide site-level grievance mechanisms for our workforce and communities • Raise awareness of human rights with our vendors and collaborate with them to address identified concerns The Human Rights Policy Statement is informed by and supports various international standards. These include the UN Guiding Principles on Business and Human Rights, the conventions of the International Labour Organization, the UN Universal Declaration of Human Rights, the Voluntary Principles on Security and Human Rights (VPSHR), and the ICMM Mining Principles and Position Statements.A Human Rights Steering Committee oversees the work by the various disciplines and regions, and provides feedback to the Board’s SET Committee on a quarterly basis. The committee identified several salient human rights issues, which have the potential to have the most severe negative impacts because of the Company’s activities or business relationships, and are the focus of work by our operational teams.In 2021, we rolled out our new e-learning human rights training to equip all Gold Fields employees with a sound understanding of human rights and how they affect our Company and stakeholders. The training also empowered our people to uphold these rights. We completed a human rights due diligence assessment at all our sites and projects. This formalised the identification and assessment of our actual and potential human rights impacts and aligns with our existing risk management process. Below are some of the key findings from the assessment: • All operations have a low probability of adverse human rights impact and no issues with a high probability of adverse human rights impact were identified• Health and safety, procurement and gender are medium probability issues across most operations, and mitigation plans are in place for these issues • We need to remain vigilant with regards to respect for human rights – learning the lessons from the Juukan Gorge incident Gold Fields recognises that Covid-19 may place human rights at risk. Accordingly, the Group actively supported – and continues to support – its people, communities and government during the pandemic. Details of our programmes and interventions can be found on p80 and p82.WORKFORCE Our Human Rights Policy Statement commits Gold Fields to protecting the rights of our workforce and upholding freedom from child labour, freedom from forced or compulsory labour, freedom from discrimination while recognising the need to affirm previously disadvantaged groups, and freedom of association and collective bargaining.Apart from community grievance processes, we have internal grievance mechanisms in place to ensure employees and contractors can raise human rights concerns. Grievances are handled by the Gold Fields HR function in consultation with legal teams. A confidential third-party whistleblowing hotline is in place for stakeholders.Performance in 2021• Our updated Diversity Policy, approved by the Board in 2020, details our commitment to equality and the zero-tolerance approach we take to discrimination• In 2021, we set a 2030 diversity target of 30% female representation; we continue to drive additional diversity and inclusion indicators and report this via a dashboard• We updated approved policies to support diversity and inclusion, consider job recruitment and selection, and disciplinary and grievance issues• Approved a policy on managing long-term illnesses stemming from Covid-19• Our Australia region conducted a sexual harassment assessment and, in 2022, we will conduct an independent review across the Group to identify additional measures needed to create environments of safety, inclusion and respect. See p46 for further information about gender safety in AustraliaCOMMUNITY Our host communities are one of Gold Fields’ most important stakeholder groups. We seek to develop mutually beneficial relationships with them through meaningful engagement based on mutual respect and trust. More than any other stakeholder, our operations have the potential to adversely impact the rights, traditions and cultures of local communities. As such, due diligence on human rights is critical.Performance in 2021• Updated and approved our Community Policy, which requires everyone working for and on behalf of Gold Fields, to undertake IAR 22-26390-2 C1.1 P631

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Gold Fields Integrated Annual Report 2021 IAR Build on our leading commitment to ESGactivities in a way that avoids harm and builds respectful relationships with communities• We continued the roll-out of our revised artisanal small-scale mining (ASM) strategy at our Ghanaian operations (see p81)• No resettlement was undertaken at our operations in 2021. Our JV partner, Galiano Gold, successfully resettled the Tetrem community – comprising 277 dwellings and community structures – to a newly established village at a cost of US$29m. This was done after the expansion of the Essase pit and in accordance with a resettlement action plan designed in terms of international best practice• Our Australian sites aligned their plans with the region’s revised Indigenous Peoples and cultural heritage management plan (see p82)Community grievance mechanismsWe are committed to addressing community issues and concerns relating to our operations timeously and effectively, where possible. Therefore, we rely on an external grievance reporting system to maintain confidence and transparent communication with our stakeholders. Our grievance mechanism enables and encourages community members to put forward their complaints freely, while obligating our mines to address the grievances within an agreed period, before the grievance is escalated to independent mediation should our teams not be able to resolve issues raised. During 2021, our operations dealt with 65 (2020: 139) grievances lodged by our communities, of which 25 related to jobs and procurement, along with 24 social and six environmental-related grievances. We resolved 91% of these grievances within the agreed timeframes. The outstanding grievances relate mainly to jobs and procurement.SUPPLIERS Our suppliers are required to comply with the Group Code of Conduct, the Gold Fields Supplier Code of Conduct and our Human Rights Policy Statement as a standard provision in all third-party contractual agreements. An external third-party screening system evaluates new and existing suppliers and contractors on a monthly basis for an array of pre-defined risk categories, including human rights and related violations and/or transgressions.Gold Fields is committed to responsible materials stewardship. In this context, we support global efforts to prevent the use of newly mined gold to finance conflict. We voluntarily adopted the Conflict-Free Gold Standard of the WGC after we withdrew our membership in 2014. We rejoined the WGC in January 2022. No infractions were incurred in 2021. Further information is available at www.goldfields.com/sustainability- reporting.phpPerformance in 2021• In 2021, Gold Fields registered its first Modern Slavery Compliance Statement with the Australia Federal Government• Gold Fields is a founding member of the Human Rights Resource and Energy Collaborative, focusing on promoting human rights best practices and eliminating potential modern slavery practices in the energy and extractive sectors. The organisation established several working groups to focus on key areas of importance to members, with work in these areas ongoing• Gold Fields completed risk-based due diligence on selected labour hire companies; no evidence of modern slavery was found among these companies• Gold Fields is set to launch a new cloud-based supplier sustainability solution in 2022 to enhance its responsible sourcing programme in the areas of human rights and supply chain decarbonisation .• During 2021, several business partner forums were held to share our inclusion and diversity targets, as well as current activities aimed at ensuring our workplaces, FIFO camps in WA and facilities are conducive to a safe work environment for all Gold Fields staff and contractor personnelSECURITY Gold Fields’ protection services teams work with private and public security providers to protect our workers and assets effectively and responsibly. Our operations are aligned with the VPSHR, a commitment we made in 2017 which has since become a requirement of the ICMM Performance Expectations and the WGC Responsible Gold Mining Principles. All Gold Fields and private security contractors receive human rights training during the induction process and at least annually thereafter, including the VPSHR. Security is managed at regional level because each region has its specific context.Performance in 2021• There were no incidents of human rights abuse by private security or public law enforcement at our operations in 2021• A total of 48 police officers deployed to our Damang and Tarkwa sites in Ghana received VPSHR training in 2021• Training of security officers at South Deep meets the International Code of Conduct for Private Security Providers and includes the use of force by security officers, handling of firearms, health and safety, reporting and complaints handling• Training in the VPSHR was provided to more than 4,500 people at Cerro Corona, with in-depth training provided to security officers• Implementation of the VPSHR continued at our Salares Norte project• There were 42 illegal mining incidents at our Ghana operations, minor in nature, which were resolved peacefully in accordance with our ASM strategy and our VPSHR commitment91 22-26390-2 C1.1 P632

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92 Gold Fields Integrated Annual Report 2021 IAR IN THIS SECTIONOur portfolio and growth strategy94South Deep: continued improvement96Salares Norte: construction on track97Life extension through near-mine exploration98Mineral Resources and Mineral Reserves summary100Construction at our Salares Norte project, Chile 22-26390-2 C1.1 P633

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Gold Fields Integrated Annual Report 2021 IAR93 RELEVANT GROUP RISKS MINERAL RESOURCES AND MINERAL RESERVESReplacing Mineral Resources and Mineral Reserves (growth through brownﬁ elds, greenﬁ elds and mergers and acquisitions)SALARES NORTEDelays and cost overrun relating to the construction and early-stage mining of the projectSOUTH DEEPMaintaining performance momentum and alignment with the build-up plan 4 6 9 STRATEGIC PILLAR 3Grow the value and quality of our portfolio assets We are going to add quality, high value mines to our portfolio so that we have assets we can continue to mine in the future.Salares Norte construction63% completeNear-mine explorationUS$97mGold-eq Mineral Reserves48.6Moz 2021 PERFORMANCE HIGHLIGHTS 22-26390-2 C1.1 P634

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94 Gold Fields Integrated Annual Report 2021 IAROur portfolio and growth strategyGold Fields has invested significantly in its portfolio over the past four years to enhance the quality and life of our asset base, and ultimately increase FCF per ounce of gold produced. The Group has built a high-quality global production base by focusing on low-cost, longer-life assets in a limited number of mining- friendly jurisdictions. This reinvestment programme positioned Gold Fields to at least maintain the production profile over the next decade at costs that are competitive with our global peers. With the ramp-up of the Salares Norte mine in Chile, Group production is expected to grow to 2.7Moz – 2.8Moz in 2024 with a positive impact on overall cost levels.Since 2017, the investment drive has undoubtedly improved the sustainability of our production base. During this time, we invested US$347m into the Damang Reinvestment project, spent A$350m to acquire 50% of the Gruyere project and A$329m to build the mine, paid US$185m for a 45% interest in the Asanko mine in Ghana, and invested US$13m in restructuring South Deep. Furthermore, in February 2020, our Board gave the go-ahead for construction of the US$860m Salares Norte mine in Chile.Having addressed the production profile, we intend to maximise the potential of our assets by leveraging our people and innovation. Various initiatives are underway in each region to optimise our current asset base by improving efficiencies, maintaining or reducing costs, and incorporating technological advancements and innovation where possible.Gold Fields is not focused on the absolute production level, but rather the quality and profitability of ounces of gold produced. However, we believe that growth resulting from the development and ramp-up of Salares Norte will differentiate the Group from our mid-tier gold-producing peers. Beyond 2024, we will endeavour to preserve the value we have created by growing our output to 2.7Moz – 2.8Moz by pursuing organic and external opportunities. All opportunities, internal and external, will compete for the same pool of capital and will only be considered should it meet our key strategic objectives. We also continue to invest significant funds in near-mine brownfields exploration to extend the life of our current asset base and capitalise on in- country opportunities to leverage our existing footprint, infrastructure and skills set. This is particularly pertinent in our Australian region.As we are not fixated on the level of production, we will only pursue value-accretive opportunities that enhance the quality of our portfolio. In the same vein, we will not retain unprofitable or marginal ounces in the portfolio. We will look to dispose of any assets that management believes can be better served by a company with more time and resources to commit to them.GROWING OUR GLOBAL FOOTPRINT IN QUALITY JURISDICTIONSIn addition to the quality of the individual assets, the quality of the jurisdiction plays a vital role in Gold Fields’ strategic decision- making process. While South Deep dominates our attributable Mineral Reserves base (29.1Moz at end- December 2021, 61% of total Mineral Reserves), our strategy has targeted expansion outside of South Africa since the unbundling of our legacy mines to Sibanye Gold in 2013. Of our nine mines and one project, only South Deep is located in South Africa. We have remained very selective in choosing countries for capital deployment. 18.2Moz of our attributable gold-equivalent Mineral Reserves (excluding Gold Fields’ 45% interest in Asanko) were located outside South Africa at 31 December 2021, with 7.9Moz (17%) in Australia, 5.8Moz (12%) in Ghana, 1.1Moz (2%) in Peru and 3.5Moz (8%) in Chile.The Group continued to enhance its global footprint during 2021 by advancing the Salares Norte project in Chile, with first production expected in Q1 2023. The plant is expected to take 12 months to ramp-up to full production. Based on this, we expect production to be approximately 200koz in 2023 and, in 2024 – the first full year with production – around 550koz. On average, for the first seven years of its life, Salares Norte is expected to add an average 450koz gold-equivalent production per year at AIC of US$465/oz (in 2019 terms) – one of the lowest in the industry. We will continue to invest a significant amount of capital in 2022, with US$330m in growth capex budgeted for continued development of the project during the year. The project is expected to be at 90% completion by year-end.Encouragingly, the performance of our South Deep mine in South Africa continued to improve in 2021 despite Covid-19 impacting production during Q1 2021. Overall production was up by 29% to 293koz (2020: 227koz). Costs were also marginally lower in Rand terms and, as a result, South Deep generated R1.4bn (US$97m) in FCF in 2021 compared with R558m (US$34m) in 2020. 22-26390-2 C1.1 P635

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Gold Fields Integrated Annual Report 2021 IAR Grow the value and quality of our portfolio assets95LEVERS TO UNLOCK LONG-TERM VALUEGold Fields remains committed to its strategy of generating cash to pay dividends to shareholders, reduce debt and fund growth. Our capital allocation priorities will remain largely unchanged in 2022, namely: • Funding Salares Norte capex• Increasing capex to sustain production at some of our key assetsSTRATEGIC INVESTMENTSOver the years, Gold Fields has acquired strategic interests in a number of smaller mining companies. Taking advantage of favourable equity market conditions, we have steadily reduced these non-core equity holdings over the past two years. At Chakana Copper, we participated in a rights offer in February 2021, that increased our holding to 19.9% for an additional C$3m (US$3m). Chakana Copper is currently advancing the prospective Soledad gold-silver project in central Peru. Also during 2021 we sold our Maverix warrants for US$19m. Our current strategic shareholdings are shown in the table below.• Maintaining our policy to pay dividends of 25% – 35% of normalised earnings • Degearing the balance sheet In addition to the above avenues of value distribution, we believe there are three levers to unlock value in our current portfolio of assets that are not yet fully reflected in analyst and investor valuations, namely:FAR SOUTHEASTThere were no material developments relating to the Far Southeast (FSE) project in the Philippines during 2021. The project is held by Far Southeast Gold Resources, in which Gold Fields has a 40% interest with an option to increase its stake to 60%, and is adjacent to an existing mining operation with established infrastructure. Lepanto Consolidated Mining Company of the Philippines holds the remaining 60% interest and manages the existing mining operation. FSE’s mining licence was up for renewal for 25 years in 2015. The Philippine government ruled that Free Prior and Informed Consent was required for the renewal, however, this requirement was overturned during independent arbitration and, in 2018, by the country’s Court of Appeals. The government is appealing that ruling in the Supreme Court, where the case is currently pending.Gold Fields reversed previous impairments of its investment in FSE in 2020. Further impairment write-downs were recorded in 2021, resulting in a carrying value of US$114m at end-2021, based on the fair value less cost of disposal of the investment, which was indirectly derived from Lepanto’s market value on the Philippine Stock Exchange. Gold Fields’ holding costs in FSE are approximately US$0.2m, related mainly to staff and administrative costs, managing existing drill core, environmental monitoring, community relations work, as well as activities to support the permitting process.Gold Fields’ non-core investments (31 December 2021) InvestmentShareholding Market value (US$m)Galiano Gold (formerly Asanko Gold)9.8%16Rusoro Mining25.7%6 Chakana Copper19.9%5Magamatic Resources7.5%1Lefroy Exploration15.0%5 Lunnon Metals31.7%15 Consolidated Woodjam Copper13.3%1 Hamelin Gold10.0%1 Others2 Total value 52• South Deep: Continue to embed productivity improvements and ramp-up production• Salares Norte: Deliver the project on time and on budget• Australian assets: Improve our stakeholders’ understanding of the potential at our Australian operations 22-26390-2 C1.1 P636

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96 Gold Fields Integrated Annual Report 2021 IARSouth Deep: continued improvement South Deep continued to show operational improvements in 2021 despite Covid-19 impacting production during Q1 2021 and leading to a downgrade in full- year guidance for the mine in May. Encouragingly, productivity trends continued to improve across key leading indicators throughout 2021, and the mine managed to beat the revised production guidance, and even slightly exceed its original guidance. The positive productivity trends can be attributed to several initiatives implemented following restructuring of the mine at the end of 2018. These are fully embedded into the operating model and include: • The Purposeful Visible Felt Leadership programme• Reinvigorating the leadership system• Improving face time and its effectiveness • Enabling logistics • Implementing innovation and technologyThis has led to productivity and cost improvements driven by: • Restructuring of the mine in 2017/2018, which saw its workforce reduce by approximately a third, or 1,500 people• Moving production focus from the “current mine” to the more productive, newly laid-out area of the mine called North-of-Wrench. This new area now accounts for 70% of production compared with 30% in 2017• An established and stable leadership teamThe Siyaphambili intervention – a management and leadership programme focusing on building the capability and capacity of our front-line supervisors and middle managers – also continued to bear fruit during 2021. As a result, we achieved the following key milestones during the year: • Total development metres increased by 44% to 10,282m in 2021 from 7,161m in 2020 as a result of improved efficiencies, mainly on the drill rigs (destress metres increased by 41%, while reef horizon development metres increased by 55%)• Longhole stoping volumes mined increased by 38% to 961,627 tonnes in 2021 (2020: 697,501 tonnes) due to improved stope availability, equipment productivity and stope extraction quality improvements. Encouragingly, stoping compliance to plan averaged 89% in 2021 in line with what was achieved in 2020 • A total of 298,186m3 of backfill was placed in 2021 compared with 322,823m3 in 2020 as the backfill backlog was further eroded• The mine’s overall productivity improved to 57 tonnes per employee costed (TEC) in 2021 from 48 tonnes per TEC in 2020. Drill rig productivity increased to 85m/rig in 2021 from 72m/rig in 2020South Deep’s gold production increased by 29% to 9,102kg (293koz) from 7,056kg (227koz) in 2020 while AIC declined by 1% in Rand terms to R655,826/kg (US$1,379/oz). Encouragingly, the mine generated net cash of R1.4bn (US$97m) in 2021 – 157% higher than the R558m (US$34m) generated in 2020. For 2022, we expect another healthy increase in production (+7%) to 9,600kg – 9,700kg (310koz) although costs are forecast to rise to approximately R755,000/kg (US$1,510/oz) amid higher capex, including R555m on the solar plant, (2020 spend was R60m), and cost inflation. We expect production to grow by a further 20% – 30% to 345koz – 375koz over the next three to four years, with growth more or less linear year by year. South Deep mine, South Africa 22-26390-2 C1.1 P637

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Gold Fields Integrated Annual Report 2021 IAR Grow the value and quality of our portfolio assets97Salares Norte: construction on track The Salares Norte project is a 100% Gold Fields-owned gold- silver deposit. It is located between 3,900m and 4,700m above sea level in the municipality of Diego de Almagro in the Atacama region of northern Chile. Mineralisation is contained within a high-sulphidation epithermal system, offering high- grade oxides. The project is currently in construction phase, and is expected to meaningfully change the future profile of Gold Fields by accelerating growth in production and reducing Group AIC.Land easement for the project was granted for 30 years on 30 May 2016. We obtained water rights in December 2016, with the regulator granting Gold Fields access to more than double the volume of water the project requires. The Atacama Environmental Assessment Commission approved Salares Norte’s environmental impact assessment (EIA) on 18 December 2019, and Gold Fields’ Board of Directors approved construction and development of the project in February 2020.First production remains on track for Q1 2023, with life-of-mine production of 3.7Moz gold-equivalent over an 11.5-year period. Average annual production is forecast to be 450koz gold-equivalent for the first seven years, at an AISC of US$465/oz (in 2019 terms). Production over the 11.5 years current life-of-mine is forecast at 3.7Moz and an AISC of US$545 per gold-equivalent ounce (in 2019 terms). Of the total estimated project capex of US$860m (in 2020 terms), US$97m was spent during 2020 and US$375m during 2021, with US$330m in project capital budgeted for 2022.Covid-19 and severe weather conditions impacted construction activities during 2021. The detailed engineering, 97% completed at the end of 2020, was finalised during the early months of 2021. At the end of December 2021, construction progress was 55% (plan: 61%) and total project progress stood at 63% compared with a planned 65%. Importantly, all critical path items of the project have tracked against plan, and the bulk of the equipment (97%) was fabricated and delivered by the end of December. Pre-stripping the pit and construction of the processing plant commenced during January 2021 in line with the project’s construction schedule. At 31 December 2021, 22.9Mt of earth had been moved ahead of the plan of 17.3Mt.In addition to the Agua Amarga and Brecha Principal ore bodies, which will be mined over the initial seven-year period, there is significant exploration potential within the surrounding area. Salares Norte controls 84,000ha of mineral rights in the Salares Norte district and has carried out extensive district-wide exploration within a 20km radius of the plant site. In 2021, US$28m was spent on exploration, resulting in a total of 23,848m drilled. We will continue to invest in exploration within the area to add to the production pipeline from 2025 onwards.A critical element of the EIA approval was the relocation of the endangered short-tailed chinchilla in the area of the Agua Amarga pit, where mining activities need to commence in 2025. The relocation programme, which began in 2020, was halted by the authorities in April 2021 when two of the four relocated chinchilla died. In December 2021, Gold Fields was informed by the Chilean regulators that they had begun sanction proceedings against Salares Norte regarding the relocation process. We continue to collaborate with the authorities to resolve the sanction proceedings and ensure that the relocation process can recommence. Importantly, the delay in relocation does not in any way affect the construction schedule at Salares Norte (p65).While there are no indigenous claims or community presence on the concession or the dedicated access routes, Salares Norte embarked on an extensive engagement programme with three indigenous communities within its wider vicinity and entered into long-term agreements with them. The project’s principal area of social influence – and potential labour- sending area – is the Diego de Almagro municipality, approximately 125km away. Exploration drilling at the Salares Norte project, Chile 22-26390-2 C1.1 P638

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98 Gold Fields Integrated Annual Report 2021 IARLife extension through near-mine explorationNear-mine (brownfields) exploration is key to Gold Fields’ strategy as it offers one of the lowest-cost opportunities for adding ounces and growing cash-flow, particularly on a per share basis. The value in near- mine exploration lies in: • Knowledge of the ore bodies, which enables our exploration teams to identify extensions or additional ore sources housed within the mining tenement• Operational capabilities, including Gold Fields’ proven ability to develop and mine orogenic ore bodies• Regional and operational infrastructure, including existing processing plants and regional management teamsWe believe brownfields exploration provides a robust platform for regional growth. In addition to growing Gold Fields’ Mineral Resource and Mineral Reserve base, near-mine exploration also extends the life of the Group’s existing assets and ensures that each region can continue leveraging its infrastructure.In 2021, Gold Fields spent US$97m on near-mine exploration (excluding Asanko; 2020: US$75m), which supported a total of 335km of near-mine drilling (2020: 325km). We incurred the majority of this spending – US$59m (A$79m) (2020: US$50m (A$72m)) at our Australian mines, while US$10m was spent at Tarkwa and Damang. Looking ahead to 2022, we have budgeted US$119m for near-mine exploration and Mineral Resource conversion across the business (excluding Asanko). Of this US$66m (A$86m) is budgeted to be spent at our Australian operations, US$31m at Salares Norte in Chile and US$11m at our Ghanaian mines, including study costs at Damang. Following are details of the near-mine exploration activities at our managed operations: 3.02.52.01.51.00.50.0Mineral reserves 20202.670.152.41(0.41)Mined depletion 2021Growth 2021Mineral reserves 2021ST IVES MINERAL RESERVES Gold (Moz)At St Ives, total 2021 near-mine exploration spend amounted to A$35.1 (US$26.4m). A total of 114,330m were drilled during the year. The mine’s Mineral Reserves decreased by 9% to 2.4Moz and Mineral Resources declined by 2% to 4.9Moz. In 2021, extensional exploration targeted additions to the Invincible, Neptune and Hamlet complexes, with significant growth in both Mineral Resources and Mineral Reserves in the Invincible complex. 1.21.00.80.60.40.20.0Mineral reserves 20200.920.321.01(0.23)Mined depletion 2021Growth 2021Mineral reserves 2021AGNEW MINERAL RESERVES Gold (Moz)We spent A$24.5m (US$18.4m) on near-mine exploration at Agnew during 2021, drilling 80,517m. The mine’s Mineral Reserves increased by 10% to 1.0Moz while Mineral Resources increased by 7% to 3.4Moz. Exploration at Agnew successfully targeted extensions of both the Waroonga and New Holland mineralised systems. The commitment to exploration at Agnew, particularly over the past six years, has contributed to the site exceeding 1Moz of Mineral Reserves for the first time since 2012. 2.52.01.51.00.50.0Mineral reserves 20202.170.352.22(0.30)Mined depletion 2021Growth 2021Mineral reserves 2021GRANNY SMITH MINERAL RESERVES Gold (Moz)Total near-mine exploration spend at Granny Smith amounted to A$17m (US$12.7m) in 2021, with a total of 72,947m drilled during the year. The mine’s Mineral Reserves increased by 2% to 2.2Moz and Mineral Resources also improved by 2% to 8.1Moz. Drilling activity focused on infill and extensions to Zones 135 and 150 at Wallaby. 5.04.54.03.53.02.52.01.51.00.50.0Mineral reserves 20203.481.294.45(0.32)Mined depletion 2021Growth 2021Mineral reserves 2021GRUYERE MINERAL RESERVES (100%)Gold (Moz)Gold Fields spent A$2.4m (US$1.8m) on near-mine exploration at Gruyere during the year, drilling 12,425m. 22-26390-2 C1.1 P639

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Gold Fields Integrated Annual Report 2021 IAR Grow the value and quality of our portfolio assets99The mine’s attributable Mineral Reserves (50% basis) increased by 28% to 2.2Moz while attributable Mineral Resources increased by 10% to 3.7Moz. A two-phase exploration deep drilling programme beneath the Gruyere pit was completed in 2021. We also completed 13 diamond holes, totalling 12,425m. Drilling was designed to test for depth and strike extensions of the Gruyere porphyry 400m below the Stage 5 pit design. 7.06.05.04.03.02.01.00.0Mineral reserves 20206.100.255.80(0.54)Mined depletion 2021Growth 2021Mineral reserves 2021TARKWA MINERAL RESERVES Gold (Moz)Gold Fields spent US$3.0m in near-mine exploration at Tarkwa during the year, drilling 9,801m. Tarkwa’s Mineral Reserves decreased by 5% to 5.8Moz, while Mineral Resources declined by 8% to 9.8Moz. Exploration activities in 2021 focused on palaeoplacer potential, delineating new Mineral Resources and upgrading known Mineral Resource areas. This will continue into 2022. 1.21.00.80.60.40.20.0Mineral reserves 20201.03(0.12)0.64(0.28)Mined depletion 2021Growth 2021Mineral reserves 2021DAMANG MINERAL RESERVES Gold (Moz)The Group spent US$3.6m on near-mine exploration at Damang during the year, drilling 10,461m. The mine’s Mineral Reserves decreased by 38% to 637koz and Mineral Resources declined by 20% to 4.6Moz. Most of the exploration focused on early- stage (target definition) programmes at Epieso and Tomento East, as well as infill drilling of the Damang Mini- Cutback volume in support of the mine’s next-pit expansion study. 4035302520151050Mineral reserves 202034.83(2.34)32.19(0.30)Mined depletion 2021Growth 2021Mineral reserves 2021SOUTH DEEP MINERAL RESERVES Gold (Moz)Gold Fields spent US$0.5m on near-mine exploration at South Deep in 2021, drilling 3,117m. The mine’s Mineral Reserves decreased by 8% to 32.2Moz and Mineral Resources declined by 2% to 61.2Moz. Exploration drilling at the mine focused on underground areas ahead of the destress echelon. 1.61.41.21.00.80.60.40.20.0Mineral reserves 20201.37(0.04)1.11(0.22)Mined depletion 2021Growth 2021Mineral reserves 2021CERRO CORONA MINERAL RESERVES Gold (Moz)US$3.4m was spent on near-mine exploration at Cerro Corona during the year, drilling 8,005m. The mine’s Mineral Reserves decreased by 19% to 1.1Moz and Mineral Resources declined by 11% to 1.7Moz. We completed two in-pit diamond drilling campaigns in 2021, focusing on geology, geotechnical, geometallurgical and deep drilling exploration holes. 4.03.53.02.52.01.51.00.50.0Mineral reserves 20203.48(0.01)3.470Mined depletion 2021Growth 2021Mineral reserves 2021SALARES NORTE MINERAL RESERVES Gold (Moz)Gold Fields spent US$27.7m on near-mine exploration at Salares Norte during the year, drilling 23,848m. The mine’s gold Mineral Reserves maintained at 3.5Moz while gold Mineral Resources increased by 4% to 4.1Moz. Most of the spend was on district scale exploration and primarily focused over the Horizonte Project, where 13,808m of diamond drilling was executed over multiple targets. 22-26390-2 C1.1 P640

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100 Gold Fields Integrated Annual Report 2021 IARMineral Resources and Mineral Reserves summaryThe management of the Company’s Mineral Resources and Mineral Reserves is central to delivering on its strategic goals and key performance targets. The Group continued with its strategy of focusing on near-mine exploration to extend mine life during the year. For the first time in a number of years, Gold Fields was not able to replace all mined Mineral Reserves through exploration and mine extensional drilling. Nevertheless, Gold Fields added significant Mineral Reserves and Mineral Resources to reduce the impact of depletion. Cost pressures, manifesting in rising cut-off grades, had a major impact on the overall reduction in Mineral Resources and Mineral Reserves. Studies are ongoing as to how Gold Fields can address this impact through project ramp-ups and expansions, as well as increased efficiencies. Gold Fields has kept Mineral Resource and Mineral Reserve pricing assumptions constant from 2020. In an environment where metal prices continue to increase, there is room to consider allowing the use of higher metal prices to offset cost pressures when estimating Mineral Resources and Mineral Reserves. The emphasis at all mine sites is to drive the Mineral Resources to Mineral Reserves conversion, strive for Mineral Reserves growth that replaces annual depletion, improve cash-flow and cost per ounce, and to deliver on the strategic opportunities to extend the life- of-mines.2021 PERFORMANCE The Covid-19 pandemic again affected the Mineral Resource and Mineral Reserve reporting cycle. Nevertheless, the regions were able to complete the drilling, resource modelling, technical studies and life-of-mine planning as scheduled. In 2021, Mineral Reserves decreased post-depletion by 3.2Moz on a managed basis (2.9Moz attributable), net of depletion of approximately 2.4Moz. The Group-managed gold Mineral Resource, including FSE in the Philippines, is 121.1Moz (2020: 124.1Moz) and the gold-managed Mineral Reserve is 51.1Moz (2020: 54.3Moz) for our operating mines and the Salares Norte project, but excluding the Asanko JV in both 2020 and 2021.The attributable gold Mineral Resource for operating mines and Salares Norte, but excluding both Asanko and FSE, decreased year-on-year by 3% to 94.1Moz (2020: 96.7Moz). The attributable gold Mineral Reserve reflects a 6% decrease to 47.4Moz (2020: 50.3Moz), both net of 2.3Moz attributable annual production depletion during 2021.Notable Mineral Resource highlights during 2021 were increases of 7% at Agnew, 10% at Gruyere (50% owned) net of annual depletion. This was offset by a 1.5Moz decrease (-2%) at South Deep and 0.9Moz decline (-8%) at Tarkwa and 1.1 Moz (-20%) at Damang. These decreases were primarily due to depletion, increased cut-off grades and geology model updates at Damang based on new drilling results. Mineral Reserve highlights include increases of 10% at Agnew and 28% at Gruyere, also net of annual depletion. These increases were offset by a Mineral Reserve decrease of 2.6Moz (-8%) at South Deep, 0.3Moz (-5%) at Tarkwa, 0.4Moz at Damang and 0.3Moz at St Ives, all including annual depletion. Small positive and negative changes were observed at other operations.Total attributable copper Resources, excluding the FSE project, are 742Mlbs (2020: 809Mlbs) and Reserves are 474Mlbs (2020: 563Mlbs). The attributable copper Resources for the FSE project has not changed (3,968MIb). Total attributable silver Resources for Salares Norte are 45.8Moz (2020: 43.7Moz) and Reserves are 39.0Moz (2020: 39.3Moz).The gold price used for the 2021 estimates held steady at US$1,500/ oz for Mineral Resources and US$1,300/oz for Mineral Reserves and are aligned with the long- term market consensus forecast and prices used by peer group companies. Copper and silver prices used for the estimates were unchanged year-on-year at US$3.2/lb and US$20/oz, respectively, for Mineral Resources and US$2.8/lb and US$17.5/oz, respectively, for Mineral Reserves.GOVERNANCE The consolidated summary of Gold Fields’ Mineral Resources and Mineral Reserves in this section should be read in conjunction with the Gold Fields Mineral Resource and Mineral Reserve Supplement (the Supplement), which can be found on our website at www.goldfields.com/ integrated- annual-reports.php. The Supplement sets out important and detailed technical information on the Company’s Mineral Resources and Mineral Reserves as at 31 December 2021. It is prepared in line with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2016 edition (SAMREC Code) and other leading standards as well as stock exchange regulations. Supplementary information is also available in Gold Fields SK1303/20F and Technical Report Summaries lodged on the NYSE EDGAR repository, however, there are some differences in the formatting of the documents due to different reporting guidelines.The Mineral Reserve and Mineral Resource statements were prepared under the supervision of and reviewed by the Group Competent Persons, Richard Butcher and Julian Verbeek, who are members of Gold Fields’ Corporate Technical Services team. Richard and Julian both consent to the disclosure of these statements in the form that they are presented. Details of experience and affiliation are provided in the Supplement. 22-26390-2 C1.1 P641

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Grow the value and quality of our portfolio assets

MINERAL RESOURCES AND MINERAL RESERVES ESTIMATES

as at 31 December 2021

	Managed Mineral Resources (100%)				Managed Mineral Reserves (100%)				Attributable R&R (%)		
	31 Dec 2021			Dec 2020	31 Dec 2021			Dec 2020	31 Dec 2021		
Gold	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	(Moz)	(%)	Resource (Moz)	Reserve (Moz)
Australia region											
Agnew	19.9	5.34	3.414	3.178	5.1	6.13	1.013	0.917	100	3.414	1.013
Granny Smith	44.5	5.67	8.102	7.936	12.6	5.47	2.216	2.167	100	8.102	2.216
St Ives	37.2	4.06	4.861	4.964	20.1	3.74	2.412	2.665	100	4.861	2.412
Gruyere (50%)	84.8	1.35	3.691	3.356	54.5	1.27	2.226	1.738	100	3.691	2.226
Total Australia region	186.4	3.35	20.068	19.433	92.4	2.65	7.867	7.487	100	20.068	7.867
South Africa region											
South Deep	354.4	5.37	61.177	62.684	201.5	4.97	32.188	34.834	90.5	55.362	29.129
Total South Africa region	354.4	5.37	61.177	62.684	201.5	4.97	32.188	34.834		55.362	29.129
Americas region											
Cerro Corona	96.5	0.54	1.676	1.890	58.3	0.59	1.108	1.368	99.53	1.668	1.103
Salares Norte	29.1	4.36	4.075	3.913	20.8	5.19	3.467	3.476	100	4.075	3.467
Total Americas region	125.5	1.42	5.751	5.803	79.1	1.80	4.575	4.844		5.744	4.570
West Africa region (excluding Asanko)											
Damang	75.6	1.88	4.575	5.693	17.3	1.15	0.637	1.031	90	4.117	0.573
Tarkwa	267.3	1.14	9.776	10.640	193.6	0.93	5.804	6.095	90	8.799	5.224
Total West Africa region	342.9	1.30	14.351	16.333	210.9	0.95	6.442	7.127	90	12.916	5.797
Total Gold Managed	1 009.2	3.12	101.347	104.254	583.8	2.72	51.072	54.292			
Total Gold Attributable	940.8	3.11	94.089	96.680	543.3	2.71	47.363	50.276		94.089	47.363

Copper	Tonnes (Mt)	Grade (% Cu)	Copper (Mlb)	Copper (Mlb)	Tonnes (Mt)	Grade (% Cu)	Copper (Mlb)	(Mlb)	%	Copper (Mlb)	
Cerro Corona (Cu) only	96.5	0.35	746	812	58.3	0.37	476	565	99.53	742	474

Silver	Tonnes (Mt)	Grade (g/t)	Ag (Moz)	Ag (Moz)	Tonnes (Mt)	Grade (g/t)	Ag (Moz)	Ag (Moz)		Silver (Moz)	
Salares Norte Ag	29.1	49.03	45.835	43.662	20.76	58.41	38.990	39.26	100	45.84	38.99
Total Au including equiv. oz (managed)			142.940	149.088			52.343	56.082		111.820	48.630
Total Au including equiv. oz (attributable)			111.820	116.020			48.630	52.061		111.820	48.630

Gold Fields | Integrated Annual Report 2021

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102 Gold Fields Integrated Annual Report 2021 IN THIS SECTIONFirst party: Internal Audit Statement104Independent assurance statement to the Board of Directors of Gold Fields Limited105Assured sustainability performance indicators108Assured South African Mining Charter performance indicators 109Administration and corporate information 111IAROpen-pit operations at the Tarkwa mine, Ghana 22-26390-2 C1.1 P643

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Gold Fields Integrated Annual Report 2021 IAR Assurance Internal and external assurance is provided over selected sustainability information contained in the Integrated Annual Report. 103 22-26390-2 C1.1 P644

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104 Gold Fields Integrated Annual Report 2021 First party: Internal Audit Statement Gold Fields Internal Audit (GFIA) provides independent assurance on the effectiveness of the governance, risk management and control processes within Gold Fields to the Group Audit Committee.The internal audit activities performed during the year were identified through a combination of the Gold Fields Risk Management and Combined Assurance Framework, as well as the risk-based methodology adopted by GFIA. Internal Audit complies with the Institute of Internal Auditors’ International Standards for the Professional Practice of Internal Auditing, in the execution of its assurance function. Furthermore, GFIA operates a quality assurance programme that involves performing detailed quality review assessments. In 2020, GFIA underwent an External Quality Assurance and was found to be generally complaint with the International Professional Practices Framework as well as the Code of Ethics as prescribed by the Institute of Internal Auditors.Annually, the risk-based annual audit plan is approved by the Audit Committee. The internal audit activities are executed by a team of appropriately qualified and experienced internal auditors, or through the engagement of external practitioners on specified and agreed terms. The Vice President and Group Head of Internal Audit has a functional reporting line to the Audit Committee, to which quarterly feedback is provided.The Covid-19 pandemic resulted in travel restrictions to Gold Fields’ operations, which led to GFIA adjusting its approach, objectives and scope on a number of audit activities, to continue meeting its audit mandate.Based on the work performed by GFIA during the year, the Vice President and Group Head of Internal Audit presented the Audit Committee with an assessment on the effectiveness of the Company’s governance, risk management and system of internal control. It is GFIA’s opinion that the governance, risk management and internal control environment are effective within the Gold Fields business and provide reasonable assurance that the objectives of Gold Fields will be achieved. This GFIA assessment forms one of the bases for the Audit Committee’s recommendation in this regard to the Board. Shyam JagwanthVice President and Group Head of Internal AuditJohannesburg, South Africa31 March 2022IAR 22-26390-2 C1.1 P645

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Gold Fields Integrated Annual Report 2021 IAR Assurance Independent assurance statement to the Board of Directors of Gold Fields Limited ERM Southern Africa (Pty) Ltd (‘ERM’) was engaged by Gold Fields Limited (‘Gold Fields’) to provide reasonable assurance in relation to selected sustainability information set out below and presented in Gold Fields’ 2021 Integrated Annual Report for the year ended 31 December 2021 (the ‘Report’). Engagement summaryAssurance Scope Whether Gold Fields’ assertions relating to the following ICMM Subject Matters (SM) in the Report are fairly presented, in all material respects, with the reporting criteria: • SM1: The alignment of Gold Fields’ sustainability policies, management standards and procedures to the ICMM Principles, any mandatory requirements set out in ICMM Position Statements, the corporate-level ICMM Performance Expectations (PEs) and corporate-level aspects of combined PEs.• SM2: Gold Fields’ material sustainability risks and opportunities based on its own review of the business and the views and expectations of its stakeholders.• SM3: The existence systems and approaches that Gold Fields is using to manage selected material sustainability risks and opportunities.• SM4: Gold Fields’ reported performance during the given reporting period for selected material sustainability risks and opportunities, as listed in Tables 1 and 2 overleaf. • SM5: Disclosures regarding Gold Fields’ prioritisation process for selecting assets for third-party PE Validation.Reporting Criteria: • ICMM Assurance and Validation Procedure (2019), including the ICMM Principles, ICMM Position Statements and ICMM Performance Expectations • Global Reporting Initiative (GRI) Standards (‘Core’ in-accordance option) and the GRI’s Mining and Metals Sector Supplement (2013)• Gold Fields’ suite of Reporting Guidelines:For environmental, health and safety and social indicators: –Gold Fields GRI Standards Sustainability Reporting Guideline, V28 (October 2021) –Gold Fields Group Protocol for Energy and Carbon Performance Data Management, V4 (October 2021) –Gold Fields Group Health and Safety Reporting Guideline, V12 (November 2021) –Gold Fields Group Guidance on Host Community Procurement Spend and Job Creation, V1.2 (January 2020)For Mining Charter-related indicators: –Gold Fields Limited South Deep Gold Mine Non-Financial Data Assurance Reporting Guidelines, V6 (January 2021) –Gold Fields Limited South Deep Gold Mine Procurement Mining Charter 2018 Reporting Guideline, V2 (January 2021) –Gold Fields Limited South Deep Gold Mine Local Economic Development Progress Monitoring Procedure, V0 (April 2020) –Broad-Based Socio-Economic Empowerment Charter (BBSEEC) for the South African Mining and Minerals Industry (2018) and the related scorecard (2018) –Implementation Guidelines for the BBSEEC for the South African Mining and Minerals Industry (2018)Assurance StandardERM CVS’ assurance methodology, based on the International Standard on Assurance Engagements (ISAE) 3000 (Revised) and ISAE 3410 (for GHG Statements)Level of AssuranceReasonable Assurance for all Subject MattersRespective ResponsibilitiesGold Fields is responsible for preparing the Report, including the collection and presentation of the disclosures covered by the scope of our engagement, the design, implementation and maintenance of related internal controls over the information and data, as well as the integrity of its website. ERM’s responsibility is to provide an opinion on the selected information based on the evidence we have obtained and exercising our professional judgement, on whether the information covered by the scope of our engagement has been prepared in accordance with the stated criteria. ERM disclaims any liability for any decision a person or entity may make based on this Assurance Statement.105 22-26390-2 C1.1 P646

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106 Gold Fields Integrated Annual Report 2021 Independent assurance statement to the Board of Directors of Gold Fields Limited continuedOUR ASSURANCE ACTIVITIES We planned and performed our work to obtain all the information and explanations that we believe were necessary to reduce the risk of material misstatement to low, and therefore provide a basis for our assurance opinion. Using the ICMM Assurance and Validation Procedure (2019), a multi-disciplinary team of sustainability, Mining Charter and assurance specialists performed the assurance activities, including, among others: • Reviewing external media reporting relating to Gold Fields, peer company annual reports and industry standards to identify issues relevant to the assurance scope in the reporting period• Interviews with relevant corporate-level staff to understand Gold Fields’ sustainability strategy, policies and management systems, including stakeholder engagement and materiality assessment• Interviews with a selection of staff and management, including senior executives, to gain an understanding of: –The status of implementation of the ICMM Mining Principles (including the Performance Expectations) and ICMM Position Statements in Gold Fields’ strategy and policies –Gold Fields’ identification and management of sustainable development risks and opportunities as determined through its review of the business and the views and expectations of its stakeholders• Reviewing supporting evidence related to external stakeholder engagement on material issues facing the business• Reviewing policies and procedures and assessing alignment with ICMM Mining Principles (including the Performance Expectations) and other mandatory requirements set out in the ICMM Position Statements in effect as at 31 December 2021• Testing the processes and systems, including internal controls, used to generate, consolidate and report the selected sustainability and Mining Charter information• Reviewing the suitability of the internal reporting guidelines, including conversion factors used• Physical visit to interview responsible staff and verify source data and other evidence at the following sites: –Agnew Mine, Australia; –Granny Smith, Australia; and –South Deep Mine1, South Africa• Remote reviews to verify source data for the following sites: –Gruyere Mine, Australia; –St Ives Mine, Australia; –Cerro Corona Mine, Peru; –South Deep Mine, South Africa; –Tarkwa Mine, West Africa; and –Damang Mine, West Africa.• An analytical review of the year-end data submitted by the sites listed above, and testing of the accuracy and completeness of the consolidated 2021 Group data for the selected indicators• Reviewing the presentation of information relevant to the scope of our work in the Report to ensure consistency with our findings.1 For selected Mining Charter indicators onlyOUR ASSURANCE OPINION In our opinion, Gold Fields’ assertions relating to the ICMM Subject Matters in the Report, included in the Assurance Scope are prepared, in all material respects, in accordance with the Reporting Criteria.THE LIMITATIONS OF OUR ENGAGEMENT The reliability of the assured data is subject to inherent uncertainties given the methods for determining, calculating or estimating the underlying information. It is important to understand our assurance opinions in this context. Our independent Assurance Statement provides no assurance on: • The maintenance and integrity of Gold Fields’ website, including controls used to achieve this integrity, and in particular, whether any changes may have occurred to the information since it was first published; or• Any other information in the Report or on Gold Fields’ website for the current reporting period; or on the baseline values used for presenting performance against targets; or prospective information including ambitions, plans, expectations or their achievability.FORCE MAJEURE – COVID-19As a result of travel restrictions arising from the current global pandemic, we were unable to carry out certain assurance activities as originally planned and agreed with Gold Fields. In-person visits to selected operations and the head office were replaced with remote reviews via teleconference and video calls for this year’s assurance engagement. While we believe these changes do not affect our reasonable assurance opinions above, we draw attention to the possibility that if we had undertaken in-person visits we may have identified errors and omissions in the assured information that we did not discover through the alternative approach.IAR 22-26390-2 C1.1 P647

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Gold Fields Integrated Annual Report 2021 IAR Assurance OUR OBSERVATIONS We have provided Gold Fields with a separate detailed management report. Without affecting the opinion presented above, we have the following observations: • Operations were found to have improved documentation retention processes for emissions avoided and energy saved from their initiatives, although there is an opportunity for Gold Fields to apply an improved and consistent approach to the definition and calculation approach for these indicators, in line with good practice for energy measurement and verification.• We saw improvements in strengthening the documentation retention processes for contractor workforce information, although consolidation and reporting process could be improved for selected Australian sites.• Attention should be given to improving the implementation of change management processes at selected Australian sites to maintain continuity in data management and reporting processes across environmental and social subject matters, especially when there are changes in personnel involved in these processes. Jonathan van Gool Gareth ManningEngagement Partner, ERM Southern Africa Review Partner, ERM CVS, London30 March 2022 30 March 2022 ERM Southern Africa (Pty) Ltd, Johannesburg, South Africawww.erm.com Email: jonathan.vangool@erm.comERM Southern Africa (Pty) Ltd and ERM Certification and Verification Services (CVS) are members of the ERM Group. All employees are subject to ERM’s Global Code of Business Conduct and Ethics. ERM CVS is accredited by the United Kingdom Accreditation Service (UKAS) and our operating system is designed to comply with ISO 17021:2011. We have policies and procedures in place covering quality, independence and competency. In line with established best practice for non-financial assurance, this engagement was undertaken by a team of assurance and sustainability professionals. The work that ERM and ERM CVS conducts for clients is solely related to independent assurance activities and auditor training. Our established management processes are designed and implemented to ensure the work we undertake with clients is free from organisational and personal conflicts of interest or bias. The ERM and ERM CVS staff that have undertaken this assurance engagement provide no consultancy related services to Gold Fields Limited in any respect.107 22-26390-2 C1.1 P648

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108 Gold Fields Integrated Annual Report 2021 Assured sustainability performance indicators Table 1. Selected sustainability performance indicators for the 2021 reporting year presented for reasonable assurance in accordance with the reporting criteria. ParameterUnitGold Fields reported 2021 dataEnvironmentTotal CO2-equivalent emissions, Scope 1 – 31Tonnes2,256,220Electricity purchasedMWh1,280,004 Diesel consumedKl192,731Total energy consumedGJ13,904,886 Total water consumed (withdrawal – discharge)Ml14,643 Total water recycled/re-used per annumMl55,652 Number of environmental incidents: Level 3 and aboveNumber of incidents0 Total CO2-equivalent emissions avoided from initiativestCO2e avoided306,132Total energy saved from initiativesGJ saved1,207,654Occupational healthNumber of cases of Silicosis reportedNumber of cases12 Number of cases of Noise-induced Hearing Loss (NIHL) reported Number of cases5Number of new cases of Cardio Respiratory Tuberculosis (CRTB) reportedNumber of new cases reported8Number of cases of Chronic Obstructive Airways Disease (COAD)Number of cases1Health Number of cases of Malaria tested positive per annum (employees and contractors)Number of positive cases472SafetyTotal recordable injury frequency rate (TRIFR) – Employees, Contractors, TotalNumber of TRIs/manhoursEmployees: 2.35(35 TRIs/ 14,885,490 manhours)Contractors: 2.08 (70 TRIs/ 33,721,339 manhours)Total: 2.16(105 TRIs/ 48,606,828 manhours)Serious injuries: As per Gold Fields Group Health and Safety Reporting requirements Number of injuries9 (including 4 at South Deep mine)Serious injuries: As per the South African Department of Mineral Resources and Energy requirements (applicable to South Deep mine only)Number of injuries8Near-miss incidentsNumber of incidents581LTIFR (Total)Number of LTIs/manhours Total: 0.62(30 LTIs/ 48,606,828 manhours)Fatalities (Total) Number of 1 Social Total socio-economic development (SED) spendUS$US$16,632,860 Percentage of host community workforce employment%54% Percentage of host community procurement spend%31%IAR 22-26390-2 C1.1 P649

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Gold Fields Integrated Annual Report 2021 IAR Assurance Assured South African Mining Charter performance indicators Table 2. Selected South African Mining Charter performance indicators for the 2021 reporting year presented for reasonable assurance in accordance with reporting criteria. ParameterUnitGold Fields reported 2021 dataMine community developmentPercentage implementation of Mine Community Development Projects in approved and published Social and Labour Plan (SLP) (“Table S”2)3Number of projectsTotal: 9Active: 8Progress to dateAverage progress for 9 projects: 57%Average progress for 8 active projects: 52%Employment equity HDSAs4 in management (in proportion to applicable demographics) made up of:Board: 50% black persons with exercisable voting rights, of which 20% must be black womenBoard: Percentage black persons %67%Board: Percentage black women %33%Executive/top management: 50% black persons of which 15% must be black womenExec: Percentage black persons %67%Exec: Percentage black women %33%Senior: 50% black persons of which 15% must be black womenSenior: Percentage black persons %32%Senior: Percentage black women %5%Middle: 60% black persons of which 20% must be black womenMiddle: Percentage black persons %62%Middle: Percentage black women17%Junior: 70% black persons of which 25% must be black womenJunior: Percentage black persons %71%Junior: Percentage black women %16%Employees with disabilities: 1.5% as a percentage of all employeesDisabilities: Percentage 0.6%Core skills: 50% black personsCore skills: Percentage79%Inclusive procurement Mining goods70% of procurement spend on goods (excluding non-discretionary spend) must be on South African manufactured goods, proportioned as follows regarding the manufacturing entity:21% by HDPs5 owned and controlled companyPercentage procured from HDPs owned and controlled company40%5% by women OR by young owned and controlled companyPercentage women OR by young owned and controlled company 10%44% by BEE6 compliant companyPercentage procured from BEE-compliant company54%109 22-26390-2 C1.1 P650

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110 Gold Fields Integrated Annual Report 2021 Assured South African Mining Charter performance indicators continued ParameterUnitGold Fields reported 2021 dataMining services80% of procurement spend on services (excluding non-discretionary spend) must be sourced from South African companies, proportioned as follows:50% on HDPs owned and controlled companyPercentage discretionary spend on HDPs owned and controlled company69%15% on women owned and controlled companyPercentage discretionary spend on women owned and controlled company 26%5% on youthPercentage discretionary spend on youth0%10% on BEE compliant companyPercentage discretionary spend on BEE compliant company90%Research and Development (R&D) budget spend of which 70% must be spent on South African-based R&D entities% of spend on R&D entities100%R-value of spendR409,5521 ERM’s assurance coverage of Scope 3 emissions included the following categories only: Purchased Goods; Fuel & Energy Related Activities; Upstream Transportation & Distribution; and Business Travel, representing a coverage of 96% of total Scope 3 emissions. ERM also verified the overall Scope 3 emissions consolidation2 As per the Implementation Guidelines for the BBSEEC for the South African Mining and Minerals Industry (2018)3 Only 8 of the 9 projects were active for the 2021 reporting period4 Historically Disadvantaged South African5 Historically Disadvantaged Persons6 Black Economic EmpowermentIAR 22-26390-2 C1.1 P651

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Gold Fields Integrated Annual Report 2021 IAR Assurance Administration and corporate information Corporate Secretary Anré WeststrateTel: +27 11 562 9719 Fax: +086 720 2704 email: anré.weststrate@goldfields.comRegistered Office Johannesburg Gold Fields Limited 150 Helen Road Sandown Sandton 2196Postnet Suite 252Private Bag X30500 Houghton 2041Tel: +27 11 562 9700Fax: +27 11 562 9829Office of the United Kingdom SecretariesLondon St James’s Corporate Services Limited Suite 31, Second Floor 107 Cheapside London EC2V 6DN United KingdomTel: +44 (0) 20 7796 8644email: general@corpserv.co.ukAmerican depository receipts transfer agentShareholder correspondence should be mailed to:BNY Mellon PO Box 505000 Louisville, KY 40233 – 5000Overnight correspondence should be sent to:BNY Mellon 462 South 4th Street, Suite 1600 Louisville, KY40202 email: shrrelations@cpushareownerservices.comPhone numbersTel: 888 269 2377 Domestic Tel: 201 680 6825 ForeignSponsorJ.P. Morgan Equities South Africa Proprietary Limited1 Fricker RoadIllovo, Johannesburg 2196 South AfricaGold Fields LimitedIncorporated in the Republic of South Africa Registration number 1968/004880/06 Share code: GFI Issuer code: GOGOF ISIN: ZAE 000018123Investor enquiriesAvishkar NagaserTel: +27 11 562 9775Mobile: +27 82 312 8692 email: avishkar.nagaser@goldfields.comThomas MengelTel: +27 11 562 9849 Mobile: +27 72 493 5170 email: thomas.mengel@goldfields.comMedia enquiriesSven LunscheTel: +27 11 562 9763 Mobile: +27 83 260 9279 email: sven.lunsche@goldfields.comTransfer secretariesSouth AfricaComputershare Investor Services (Proprietary) Limited Rosebank Towers 15 Biermann Avenue Rosebank Johannesburg 2196 Private Bag X9000 Saxonwold 2132Tel: +27 11 370 5000Fax: +27 11 688 5248United KingdomLink Asset Services The Registry 34 Beckenham Road Beckenham Kent BR3 4TU England Tel: 0871 664 0300If you are outside the United Kingdom please call (0) 371 664 0300.Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 and 17:30, Monday to Friday excluding public holidays in England and Wales.email: shareholderenquiries@linkgroup.co.ukListingsJSE/NYSE/GFIDirectors: CA Carolus (Chair), CI Griffith** (Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani#, PJ Bacchus*, TP Goodlace, JE McGill^, SP Reid^, PG Sibiya, YGH Suleman.ˆ Australian * British # Ghanaian ** Executive Directorwww.goldfields.com 111 22-26390-2 C1.1 P652

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SCHEDULE II

ANNUAL FINANCIAL REPORT FOR THE FINANCIAL YEAR

ENDED DECEMBER 31, 2021

See attached.

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GOLD FIELDS LIMITEDANNUAL FINANCIAL REPORT INCLUDING GOVERNANCE REPORTS 2021Creating enduring value beyond mining 1Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P655

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Gold Fields is a globally diversified gold producer with nine operating mines in Australia, Peru, South Africa and West Africa (including the Asanko Joint Venture (JV)) and one project in Chile. We have total attributable annual gold-equivalent production of 2.34Moz, attributable gold-equivalent mineral reserves of 48.6Moz and mineral resources of 111.8Moz. Our shares are listed on the Johannesburg Stock Exchange (JSE), with our American depositary shares trading on the New York Exchange (NYSE).SEND US YOUR FEEDBACK We value your feedback. To ensure that we report on issues that matter to our stakeholders please provide any feedback and questions to investors@goldfields.com or sustainability@goldfields.com, or visit www.goldfields.com to download the feedback form. CONTENTS GOVERNANCE REPORTStatement of Responsibility by the Board of Directors3Company Secretary’s Certificate3CEO and CFO Responsibility Statement4Corporate Governance Report5Directors’ Report20Audit Committee Report24Remuneration Report28 ANNUAL FINANCIAL STATEMENTSManagement’s Discussion and Analysis of the Financial Statements61Independent Auditor’s Report136Accounting Policies140Consolidated Income Statement163Consolidated Statement of Comprehensive Income164Consolidated Statement of Financial Position165Consolidated Statement of Changes in Equity166Consolidated Statement of Cash-Flows167Notes to the Consolidated Financial Statements168Operating and Financial Information by Mine (unaudited)223Shareholders’ Information (unaudited)230Glossary of Terms (unaudited)232Administration and Corporate Information (unaudited)243Delivering value in partnerships with our stakeholdersNOTES The Audited Financial Statements for the year ended 31 December 2021 were prepared by the corporate accounting staff of Gold Fields headed by Ms T Ilarionova, the Group Financial Controller. This process was supervised by Mr PA Schmidt, the Group’s Chief Financial Officer (CFO). 2Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P656

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Statement of Responsibility by the Board of DirectorsCompany Secretary’s Certificate In terms of section 88(2)(e) of the Companies Act, I certify that the Company has lodged with the CIPC all such returns required to be lodged by a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.Anré WeststrateCompany Secretary 31 March 2022The directors are responsible for the preparation, integrity and fair presentation of the Annual Financial Statements (AFS) of Gold Fields Limited (Gold Fields) and its subsidiaries (together referred to as the Group or the Company), comprising the Consolidated Statement of Financial Position at 31 December 2021, the Consolidated Income Statement and Consolidated Statement of Comprehensive Income, Changes in Equity and Cash-Flows for the year then ended, the accounting policies and the notes to the Consolidated Financial Statements, as well as the Directors’ Report. These financial statements presented on p140 – 222 were prepared in accordance with the International Financial Reporting Standards (IFRS) and the requirements of the South African Companies Act, 71 of 2008, as amended (Companies Act), and include amounts based on judgements and estimates made by management.The directors consider that, in preparing the financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all IFRS they consider to be applicable have been followed. The directors are satisfied that the information contained in the AFS fairly presents the results of operations and cash-flows for the year and the financial position of the Group at year-end. The directors also prepared the other information included in the Annual Financial Report (AFR) and are responsible for both its accuracy and its consistency with the financial statements. The directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the Group to enable the directors to ensure that the financial statements comply with the relevant legislation. The directors are also responsible for such internal controls as they deem necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and for maintaining adequate accounting records and an effective system of risk management. The directors are also responsible for the controls over and the security of the website and, where applicable, for establishing and controlling the process for electronically distributing annual reports and other financial information to shareholders and to the Companies and Intellectual Property Commission (CIPC).The auditors are responsible for reporting on whether the consolidated financial statements are fairly presented in accordance with the applicable financial reporting framework. The going concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the Group, or any company within the Group, will not be a going concern in the foreseeable future, based on forecasts and available cash resources. These financial statements support the viability of the Group. Gold Fields has adopted a Code of Ethics which is available on the Gold Fields website and which is adhered to by the Group. The Group’s external auditors, PricewaterhouseCoopers Inc, audited the financial statements, and their report is presented p136 – 139. APPROVAL OF CONSOLIDATED ANNUAL FINANCIAL STATEMENTSGold Fields’ consolidated AFS, as identified in the first paragraph, were approved by the Board of Directors on 31 March 2022 and are signed on its behalf by:Chris Griffith Paul Schmidt Chief Executive Officer Chief Financial Officer Authorised director Authorised director 3Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P657

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CEO and CFO Responsibility StatementIn terms of section 3.84(k) of the JSE Listings Requirements, the directors, whose names are stated below, hereby confirm that:a. The annual financial statements set out on pages 140 – 222, fairly present in all material respects the financial position, financial performance and cash flows of the issuer in terms of IFRSb. No facts have been omitted or untrue statements made that would make the annual financial statements false or misleadingc. Internal financial controls have been put in place to ensure that material information relating to the issuer and its consolidated subsidiaries have been provided to effectively prepare the financial statements of the issuerd. The internal financial controls are adequate and effective and can be relied upon in compiling the annual financial statements, having fulfilled our role and function within the combined assurance model pursuant to principle 15 of the King Code. Where we are not satisfied, we have disclosed to the Audit Committee and the auditors the deficiencies in design and operational effectiveness of the internal financial controls and any fraud that involves directors, and have taken the necessary remedial action.Chris Griffith Paul SchmidtChief Executive Officer Chief Financial Officer 4Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P658

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Corporate Governance ReportOVERVIEWSTANDARDS, PRINCIPLES AND SYSTEMSMaterial internal and external standards and principles Internal standards and principlesListings requirementsSustainability standardsBusiness ethics standardsGold Fields’ comprehensive set of internal standards and principles form the foundation of how we do business. These include:Our vision and values: Our values inform everything we do in pursuit of our vision to be the preferred gold mining company delivering sustainable, superior value. These values apply across every level of the Group, from directors to employees.Our purpose statement: Our new purpose statement is: “Creating enduring value beyond mining.” More information on our purpose and vision statement and values can be found on p28 of our Integrated Annual Report (IAR).Board of Directors’ Charter: The Charter describes the Board and its Committees' terms of reference, and articulates the objectives, powers and responsibilities of the Board. Likewise, each Board Committee operates in terms of a written terms of reference that are reviewed at least annually to align with the provisions of applicable statutory and regulatory requirements.Sustainable Development Framework: Gold Fields’ Sustainable Development Framework, which is based on good practice, environmental, social and governance (ESG) requirements, and operational requirements, is governed by an overall Sustainable Development Policy Statement. The Group developed a range of policy statements that direct business conduct, available online at www.goldfields.com/policies.phpCode of Conduct: Gold Fields’ Code of Conduct commits and binds every employee, officer and director within the Company to conduct business in a way that is ethical and fair. Both the Audit and Social, Ethics and Transformation (SET) Committees of the Board are tasked with ensuring the consistent application of, and adherence to, the Code. The Code is available on our website at www.goldfields.com/code-of-conduct.phpOur primary listing is on the JSE, and are therefore subject to the JSE Listings Requirements.Gold Fields has a secondary listing on the NYSE and, as a foreign private issuer, is subject to the NYSE Listings Requirements, certain provisions of the United States (US) Securities and Exchange Commission (SEC), as well as the terms of the Sarbanes-Oxley Act (2002).The Board is committed to the principles and recommended practices of King IV that are entrenched across the Group. The Board is satisfied that every effort was made to comply with all aspects of the King IV Report on Corporate Governance for South Africa, 2016 (King IVTM1) and, to this end, ensured compliance during 2021.As per King IV, 48 non-binding rules, codes and standards have been adopted by the Audit Committee.Our Sustainable Development Framework is guided by the International Council on Mining & Metals’ (ICMM) 10 principles on sustainable development, their supporting position statements and external assurance thereof.Despite not being a direct participant in the United Nations (UN) Global Compact, we are guided by and adhere to its 10 principles, and have accordingly incorporated its management model into our business activities.As members of the World Gold Council as from 1 January 2022, we subscribe to all the relevant WGC standards, including its Conflict-Free Gold Standard. A copy of our Conflict-Free Gold Report and Statement of Conformance, together with the limited assurance opinion. Can be viewed online at www.goldfields.com/sustainability-reporting.phpOur reporting is guided by the International Integrated Reporting Council’s (IIRC) International <IR> Framework, as well as the Global Reporting Initiative (GRI) Standards. Our 2021 GRI submission can be viewed online at www.goldfields.com/ sustainability-reporting.phpAll our eligible operations are certified to the International Cyanide Management Code (ICMC) except Cerro Corona, which does not use cyanide in its processes, and the ISO 45001 Occupational Health and Safety Management systems.Our Cerro Corona mine in Peru, as well as the Tarkwa and Damang mines in Ghana, are certified to the ISO 50001 Energy Management Standard. Our other mines will follow suit.All our operations and regional offices, except those in Chile, are certified against the ISO 27001 standard for Information Security Management Systems.Our Code of Conduct is aligned with national and international business ethics and anti-corruption standards, including the UN Convention against Corruption (2003) and the Organisation for Economic Co-operation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (1997).We support the principles and processes of the Extractive Industry Transparency Initiative (EITI) through our membership of the ICMM. Ghana and Peru are the EITI-compliant countries in which we operate.We comply with the following legislation and code:• King IV and the Prevention and Combating of Corrupt Activities Act No 12 of 2004• The US Sarbanes-Oxley Act (2002), Dodd-Frank Act (2010) and the Foreign Corrupt Practices Act (1977)• All other relevant regulatory requirements in the jurisdictions in which Gold Fields operates 5Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P659

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Corporate Governance Report continuedBOARD OF DIRECTORSBoard overviewAs the highest governing authority of the Group, Gold Fields’ Board of Directors assumes ultimate responsibility for the Company’s adherence to sound corporate governance standards and ensures all business decisions and judgements are made with integrity, reasonable care, skill and diligence. The Board’s objectives and responsibilities are articulated in its Charter. Similarly, each of the Board’s Committees operates in accordance with its written terms of reference, which are reviewed and approved annually.In terms of Gold Fields’ Memorandum of Incorporation (MoI), which can be accessed at www.goldfields.com/standards-and-principles.php, the Board must have a minimum of four and maximum of 15 directors. Currently, the Board comprises 10 directors – two executive directors and eight independent non-executive directors (NEDs). Gold Fields’ Board has had a majority of independent NEDs since the Company was founded in 1998. On advisement by the Nominating and Governance Committee, the Board ensures that reputable persons of well-known competence and experience, who are willing to devote a sufficient part of their time to the Company, are elected as independent directors. Each director offers a range of relevant knowledge, expertise, technical experience and business acumen, enabling them to exercise independent judgement during Board deliberations and decision making.The Nominating and Governance Committee also ensures the Board has adequate diversity in respect of race, gender, culture, age, field of knowledge, skills, experience, business expertise, and geographic and academic backgrounds. This is in line with the Company’s commitment to inclusivity and diversity. The composition of the Board’s Committees was reviewed and approved during the Board meeting held in November 2021.The role of NEDs, who act independently of management, is to guide the Company, provide independent oversight, contribute to effective governance, and protect the interests of both the Company and its shareholders – including those of minority shareholders. The roles of the Board Chairperson and Chief Executive Officer (CEO) are kept separate. Ms CA Carolus, a NED, serves as our Board Chairperson, while Mr RP Menell served as Gold Fields’ Deputy Chairperson and Lead Independent Director (LID) until his resignation with effect from 10 March 2021. Mr SP Reid was subsequently appointed LID with effect from 16 September 2021. During 2021, and subsequent to year-end, we made several other material announcements regarding the Board and its subcommittees. The following NEDs resigned during 2021: Mr RP Menell, Dr C Letton, Ms P Mahanyele-Dabengwa, while Mr NJ Holland, our former CEO, retired on 31 March 2021. In 2021, the following directors were appointed to the Board: Mr CI Griffith as CEO and executive director, Ms PG Sibiya and Ms JE McGill as NEDs. Ms Carolus announced her resignation as Board Chairperson, which will take effect at the 2022 AGM, scheduled for 1 June 2022. Mr YGH Suleman will take over as Chairperson on the same date. Other key appointments are, from 1 June 2022 onwards, Ms Sibiya as Chairperson of the Audit Committee and Ms McGill as Chairperson of the SET Committee.The Board is kept informed of all developments relating to the Group, primarily through its executive directors, executive management and the Company Secretary. NEDs have unrestricted access to the Group’s management and access to the external auditors, when necessary, and are entitled to seek independent professional advice, at the Group’s expense, on any matters pertaining to Gold Fields. A brief curriculum vitae (CV) for each Board member is detailed on p14 – 15 of this report.Chief Financial OfficerMr PA Schmidt has served as Gold Fields’ CFO since his appointment to the position on 1 January 2009. In accordance with the JSE Listings Requirements, the Audit Committee considered and unanimously agreed that Mr Schmidt executed his duties satisfactorily and with the required levels of expertise and experience during 2021.The Audit Committee is of the opinion that Mr Schmidt, together with other members of his financial management team, managed the Group’s financial affairs effectively during the 2021 financial year. 6Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P660

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Board appointments, rotation and retirementThe appointment of directors is governed by a formal process. The Nominating and Governance Committee assists the Board in identifying suitable candidates, as well as evaluating such candidates from time to time. The Board Chairperson and LID are appointed on an annual basis by the Board after a review of their performance and independence. In line with recommendations by King IV, the Board conducts a thorough annual evaluation of the independence of directors, and specifically where directors have served on the Board for nine or more years. The Board was satisfied that all its NEDs met the criteria for the 2021 financial year.Together with management, the Nominating and Governance Committee develops and facilitates an induction programme for new Board members to ensure their understanding of Gold Fields and the business environment in which it operates. The Committee also assesses the commitments of non-executive candidates to ensure their availability to fulfil their responsibilities.In accordance with Gold Fields’ MoI, one-third of all directors (including executive directors) shall retire from office at each Annual General Meeting (AGM). The first to retire are those directors appointed during the year, followed by the longest serving members. The Board, assisted by the Nominating and Governance Committee, recommends the eligibility of retiring directors (subject to availability and their contribution to the business) for reappointment. Retiring directors can be re-elected immediately by the shareholders at the AGM.Term limit of non-executive directorsIn terms of the Board Charter, a director is required to retire at the AGM following the year in which they turn 70 years old, unless the retirement age is extended by a fixed period at the discretion of the Board. In accordance with the recommendations of King IV, a director may continue to serve longer than nine years, provided the Board in its entire discretion and unanimous decision determines that it is in the best interest of the Company and its shareholders to extend the director’s service for the additional period.Directors’ dealings in shares of Gold FieldsGold Fields’ Board members and employees are informed of closed and prohibited periods for share dealings by the Company Secretary, as prescribed by the Gold Fields Share Dealing Policy, which is in line with listings requirements and applicable legislation. Closed and prohibited periods remain in force until quarterly, biannual and annual results are published. This was done on a quarterly basis during 2021. Closed periods will also be in place should the Company trade under a cautionary announcement. Any directors’ dealings (including executive directors) require the pre-approval of the Chairperson. The Company Secretariat keeps record of such dealings.Board remunerationNEDs are remunerated for their services as members of the Board, including the respective subcommittees they attend annually, ad hoc committees officially approved by the Board and, where applicable, travel expenses to attend Board meetings. No travel expenses were incurred in 2021 since all Board and committee meetings were held virtually, mainly due to the restrictions brought about by the Covid-19 pandemic. Shareholders approve these fees annually at the Company’s AGM. Further details of NEDs’ and executive directors’ remuneration can be found in the Remuneration Report on p42 – 60.Board of Directors’ CharterDuring the year, the Board reviewed the Board of Directors’ Charter and subcommittees’ terms of reference to ensure it aligns with the recommendations of King IV. A summary of how Gold Fields applied the principles of King IV is detailed on p16 – 17.Company SecretaryThe Company Secretary provides company secretarial services and oversees Board governance processes in accordance with applicable regulation, including the Companies Act, King IV, and the JSE and NYSE Listings Requirements. The Company Secretary attends all meetings held by the Board and its subcommittees. The Board has direct access to the Company Secretary, who guides the directors in the execution of their duties and responsibilities. The Company Secretary is not a director of the Group and has an arm’s-length relationship with the Board. The Company Secretary oversaw relevant Board governance matters and assisted the Board and its Committees with annual plans, agendas, minutes and terms of references during 2021.Ms A Weststrate held the position of Company Secretary in 2021.The Board is satisfied that Ms Weststrate is competent, qualified and has the necessary expertise and experience to fulfil the role. 7Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P661

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Corporate Governance Report continuedApplication of King IV within Gold FieldsThe Board aligns its processes, practices and structures with King IV and continued to review and refine the Group’s approach to ensure and enhance compliance with King IV during 2021. A full register of the King IV principles, and the extent of the Company’s compliance therewith, is available on p16 – 17, and will also be placed on the website at www.goldfields.com/standards-and-principles.phpBoard attendanceThe Board is required to meet at least four times a year. The Board Charter allows the Board to conduct its meetings by electronic communication. Therefore, as a result of Covid-19 restrictions imposed in March 2020, the Board conducted its meetings electronically during 2021. In addition, the Company held a virtual AGM in May 2021. The Board met 10 times during 2021, as six special Board meetings were held to deliberate on urgent substantive matters. Regular and special Risk Committee meetings were held during 2021 to consider the ongoing effects of Covid-19 on the Company’s operations and employees, as well as the measures applied to mitigate these. The Nominating and Governance Committee held special meetings to consider NED appointments and succession processes.To prepare for Board meetings, all directors are provided with the necessary information needed in the form of comprehensive Board packs, which are collated in advance by management in preparation for each Board or subcommittee meeting. These packs enable our directors to discharge their responsibilities effectively and efficiently during meetings. The Board agenda and meeting structure focus on strategy, sustainable development, finance, performance monitoring, governance and other related matters. During 2021, Board meetings and some subcommittee meetings were preceded by closed-session meetings by NEDs. Directors are required to recuse themselves from meetings on any matters in which they may be conflicted.Number of Board meetings, Board Committee meetings and directors’ attendance during the year DirectorsBoard meetingsSpecial Board meetingsAd hoc Investment CommitteeAudit CommitteeSafety, Health and Sustainable Development CommitteeCapital Projects, Control and Review CommitteeRemuneration CommitteeSocial, Ethics and Transformation CommitteeNominating and Governance CommitteeRisk CommitteeNumber of meetings per year4645545485CA Carolus4640545480A Andani^4605025400PJ Bacchus4645045005TP Goodlace^^#4630540005CI Griffith**3233333373CE Letton*25–0220203NJ Holland!1542112102JE McGill**1001112110RP MenellR1001011110P Mahanyele-Dabengwa*1300110100SP ReidL4630545080PA Schmidt4645040005PG Sibiya**^3304030303YGH Suleman4645040085L – LID; Mr Reid was appointed LID effective 2 September 2021R – Recused; Mr RP Menell was recused from the following special Board meetings: 10 February 2021; 25 February 2021; 26 February 2021; and 4 March 2021* – Resigned; Ms P Mahanyele-Dabengwa resigned on 28 February 2021; Mr RP Menell resigned on 10 March 2021; Ms C Letton resigned on 31 May 2021! – Retired; Mr NJ Holland retired on 31 March 2021** – Appointed; Ms PG Sibiya was appointed to the Board effective 1 March 2021; Ms JE McGill was appointed to the Board effective, 22 November 2021; Mr CI Griffiith was appointed CEO and executive director effective 1 April 2022. ^ – Chairperspon appointment; Mr A Andani was appointed Chairperson of the Capital Projects, Control and Review Committee effective 4 May 2021; Ms Sibiya was appointed Chair of the SET Committee effective 1 July 2021^^ – Committee appointment; Mr TP Goodlace was appointed a member of the Nominating and Governance Committee effective 23 November 2021# – Mr Goodlace chaired the Capital Projects, Control and Review Committee meeting on 3 May 2021The full Directors’ Report is on p19 – 23. 8Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P662

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BOARD COMMITTEESThe Board has eight standing Committees, established in compliance with the Companies Act and JSE Listings Requirements. These Committees have delegated authority from the Board. Members of the Committees are all independent NEDs, and the CEO, CFO and various members of management are standing invitees to these meetings. Each Board Committee is chaired by an independent NED. BOARD OF DIRECTORS Executive Committee Nominatingand Governance Committee Remuneration Committee Audit Committee Safety, Health and Sustainable Development Committee Social, Ethics and Transformation Committee Capital Projects, Control and Review Committee Ad-hoc Investment Committee Risk Committee The Board’s Committees operate in accordance with written terms of reference and have a set list of responsibilities, which are outlined at www.goldfields.com/standard-and-principles.php. In line with King IV recommendations, the Board reviews the terms of reference of all subcommittees every year and, if necessary, adopts changes which are approved by the Board. Subcommittees are required to evaluate their effectiveness and performance annually, and to report findings to the Board for consideration.The written terms of reference and responsibilities of the board and its Committees are set out below.BoardThe Board consists of eight NEDs and two executive directors.The Board is responsible for approving and monitoring the Group’s performance against the management developed strategy. The Board reviews its governance practices annually and is satisfied that all aspects of King IV principles were met in 2021. The Board Charter compels directors to promote the vision of the Company while upholding sound principles of corporate governance. Certain responsibilities are delegated to Board subcommittees without abdicating accountability. The delegation of authority to the subcommittees is formal in terms of the Board-approved terms of reference for each Committee. Other directors’ responsibilities in terms of the Board Charter can be found on the Company website at www.goldfields.com/standards-and-principles.php.Key focus areas during 2021 •NED search, filling NED vacancies and appointing new directors •Resignation of the Board Chairperson and appointment of a suitable replacement •Appointing a LID •Governance and Board oversight given the higher standards of reporting •The impact of Covid-19 on the Group and its stakeholders, and how to mitigate any adverse effects •Training and implementation of the Group’s ESG strategy •Progress on the CEO succession process •Monitoring South Deep’s performance •Reviewing and approving the remuneration philosophy •Capital allocation and approval of the Capital FrameworkThe Board assessed its 2021 performance and effectiveness through an independent external assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in the Board Charter. 9Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P663

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Corporate Governance Report continuedNominating and Governance Committee The Nominating and Governance Committee consists of four independent directors.The Committee contributes to value creation by developing a robust approach to corporate governance and recommending sound governance principles to the Board. The Committee reviews the structure, composition and size of the Board and how this relates to its effectiveness, and makes recommendations on the process to evaluate the effectiveness of the Board, its Committees and management. It considers the rotation of directors and makes appropriate recommendations on succession, whereupon it identifies and evaluates nominees, making recommendations for election of suitable candidates. The Committee identifies successors to the Chairperson, Deputy Chairperson or LID, and the CEO, and makes recommendations to the Board. It considers the mandates of Board Committees, the selection and rotation of the Chairpersons and Committee members, and makes recommendations to the Board. The Committee reviews the suitability of Committee members and conducts annual performance evaluations with recommendations to the Board. The Committee provides assurance to the Risk Committee on risks apportioned to the Committee as mandated by the Board, in ensuring risk management oversight with the Committee’s scope.Key focus areas during 2021 •Filling NEDs vacancies and appointing new directors •Resignation of the Board Chairperson and appointment of a suitable replacement •Appointing a LID •Assessing Board skills, diversity and composition •Governance and Board oversight, given the higher standards of reporting •Succession planning for directors and senior executives, with particular reference to succession of the CEO •Board training and evaluation •Governance compliance mattersThe Committee assessed its 2021 performance and effectiveness through an independent external assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference.Audit CommitteeThe Audit Committee consists of four independent directors.The full duties and responsibilities of the Audit Committee, along with its terms of reference and statement, appear on p24 – 27.This Committee contributes to value creation to the Company and the Board by overseeing the Company’s financial affairs and integrated reporting on financial statements, sustainability reporting and public announcements on financial data. The Committee monitors the suitability and independence of external auditors, including their scope and effectiveness. It has oversight on combined assurance, effectiveness of the Group’s internal audit controls and internal function. The Committee provides assurance to the Risk Committee Chairperson as mandated by the Board, in ensuring risk management oversight within the Committee’s scope. The Committee’s formal terms of reference are reviewed annually and is set out in its Board-approved Charter. The Board is satisfied that the Committee complied with these terms, as well as with its legal and regulatory responsibilities as set out in the Companies Act, King IV and the JSE Listings Requirements.Key focus areas during 2021 •The impact of Covid-19 on the duties of the Committee and appropriate mitigation measures •Reviewed PwC’s performance as external auditors, and resolved to recommend their re-appointment as the Company’s auditors to the Board and shareholders •Ensured the external assurance of non-financial data •Interim and final dividend proposals •Statutory financial reporting, integrated reporting and Form 20-F •Reviewed the IAR, AFR and Form 20-F •Group funding and refinancing matters •Evaluation of the independence and performance of external auditors and recommendation of appointment to shareholders 10Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P664

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Disclosures •Systems are in place to ensure combined assurance •Systems are in place to govern information and technology (IT) and its effectiveness •Adoption of a Responsible and Transparent Tax Policy and Strategy •Systems are in place to govern and manage complianceThe Committee assessed its 2021 performance and effectiveness through an independent external assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference.Remuneration CommitteeThe Remuneration Committee consists of five independent directors. This Committee contributes to value creation by overseeing the Company’s remuneration link to performance outcomes against strategy, encouraging alignment with shareholder experience and principles of fairness and responsibility. It ensures that contractual terms on potential termination of the executive directors and Group ExCo members, and any payments made, are fair to both parties, that failure is not rewarded and that the duty to mitigate loss is fully recognised. It further provides oversight and management of remuneration-related risks. The Committee provides assurance to the Risk Committee Chairperson as mandated by the Board, in ensuring risk management oversight within the Committee’s scope. Key focus areas during 2021 •Ensuring strategic alignment between targets in Group, regional and personal scorecards •Managing the CEO transition from Mr NJ Holland to Mr CI Griffith, including the related remuneration and benefits terms •Overseeing the inaugural holding period of the executive minimum shareholding requirements (MSR) •Issuing performance criteria for the 2021 equity and cash-settled LTIP awards, including measures related to decarbonisation and gender representation across the Group •Reviewing an independent benchmarking study of executive pay and addressing the subsequent outcomes •Approving the outcomes of the 2021 Group scorecard and the 2021 executive performance ratings •Supporting initiatives related to the retention of critical skills in jurisdictions with heightened talent challenges in competitive mining environments •Reviewing the Group’s non-financial incentives as a complement to the remuneration strategy •Continuously assessing the impact of the Covid-19 pandemic in terms of remuneration. There were no Covid-19-related or other adjustments to standard reward outcomes in 2021.The Company’s remuneration policies, as well as details of directors’ fees and equity-settled instruments, are included in the Remuneration Report on p28 – 60.The Committee assessed its 2021 performance and effectiveness through an independent external assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference.Safety, Health and Sustainable Development CommitteeThe Safety, Health and Sustainable Development (SHSD) Committee consists of three independent directors.This Committee contributes to value creation by monitoring all matters of safety, health and sustainable development – including the consideration of investigations into any relevant incidents – and makes recommendations to the Board on policies and guidelines on these matters. The Committee assesses and approves sustainable development policies that apply to the Group’s operations. It monitors the Group’s operations against regulations, policies and standards and make specific recommendations regarding the investigation of incidents. The SHSD Committee further considers national and international regulatory and technical developments that relate to sustainable development when making recommendations to the Board on these matters. It offers recommendations to the Board on the engagement of external assurance partners with the requisite credentials. The Committee provides assurance to the Risk Committee Chairperson as mandated by the Board, in ensuring risk management oversight within the Committee’s scope. 11Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P665

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Corporate Governance Report continuedKey focus areas during 2021 •Tracking Committee-related risks •Monitoring ESG matters, particularly related targets and decarbonisation •Addressing environmental risks, including the Short-tailed Chinchillas – a protected species in Chile •Managing tailings storage facilities (TSFs) appropriately •The impact of Covid-19 on the duties of the Committee and ensuring appropriate mitigation measures are in place •Benchmarking Gold Fields’ ESG reporting and performance relative to its peers •Reviewing the causes of major internal and industry incidents to prevent their occurrence at Gold Fields •Reviewing emergency drill procedures at our mines •Approving the Group Safety Strategy •Monitoring training in Courageous Safety Leadership (CSL) programme •Quarterly tailings and geotechnical management updates The Committee assessed its 2021 performance and effectiveness through an independent external assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference.Capital Projects, Control and Review CommitteeThe Capital Projects, Control and Review Committee consists of seven independent directors. This Committee contributes to value creation by considering new capital projects and satisfying the Board that the Company used appropriate and efficient methodologies to evaluate and implement capital projects exceeding R1.5bn or US$200m. The Committee reviews the results attained in completion of each project against the work undertaken. It monitors progress throughout the project cycle and periodically reports its findings to management and the Board.Key focus areas during 2021 •Addressing and monitoring projects, with particular focus on Salares Norte and working towards completing the project in time and on budget •Monitoring the Damang Reinvestment project •The impact of Covid-19 on the duties of the Committee and appropriate mitigation measures •South Deep capital project implementation and solar project •Reviewed and approved the Group Capital Framework •Monitored the sustainability of contractor mining in GhanaThe Committee continues to review the results attained on completion of each project against the authorised work undertaken. The Committee assessed its 2021 performance and effectiveness through an independent external assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference.Social, Ethics and Transformation Committee The SET Committee consists of three independent directors and one executive director (a requirement of the Companies Act). The Audit Committee Chairperson (one of the three independent directors) only attended the closed session of the SET Committee to receive a report on hotline, fraud, as well as governance and ethics-related matters. From November 2021, it was agreed that it was no longer necessary for the Audit Committee Chairperson to attend these closed sessions.The SET Committee performs its role as contemplated in the Companies Act and its regulations, with oversight responsibilities on matters of social, ethics, security, labour, transformation, community, corruption, land (social context), human rights and stakeholder relationships matters, ensuring the Company upholds the principles of good corporate citizenship. This Committee adds to value creation by contributing to socio-economic development by adhering to acts and relevant regulation, including OECD, employment equity and Broad-Based Black Economic Empowerment (B-BBEE). It enforces the labour mandate and employment policies and practices by offering oversight over ethics management, transformation, localisation and compliance with laws and regulations. It also reviews and monitors stakeholder engagements and guides strategically on these matters.The Committee provides assurance to the Risk Committee Chairperson as mandated by the Board, in ensuring risk management oversight within the Committee’s scope. 12Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P666

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Key focus areas during 2021 •ESG benchmarking and targets, with particular reference to diversity and inclusion, and stakeholder management •Tracking Committee-related risks •Communication with stakeholders and stakeholder relationships •Ethics, human rights, governance and compliance •The impact of Covid-19 on the duties of the Committee and appropriate mitigation measures •Social and transformation initiatives at the corporate office and respective regions •Social and economic development in our host communities, sound corporate citizenship, labour and employment practices, employment equity, diversity and inclusion, stakeholder relations and value creation, human rights, branding and reputation, and ethics and governance •Oversaw the regions’ foundations and trusts, including the South Deep Education Trust, South Deep Community Trust and Westonaria Community TrustThe Committee assessed its 2021 performance and effectiveness through an independent external assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference.Risk CommitteeThe Risk Committee consists of four independent directors.This Committee contributes to value creation by ensuring effective risk management policies and strategies are in place and are recommended to the Board for approval. The Committee reviews the adequacy of the risk management charter, policy and plan. The Committee regularly considers the Company’s key risks, especially from a materiality reference point. The Chairperson, as mandated by the Board, receives assurance from the various Board Committees’ Chairpersons regarding oversight of risk management within each respective Committee’s scope.Key focus areas during 2021 •Managing the Company risks, enhancing risk management processes by separating the group catastrophic risks and developing a catastrophic risk management system for implementation throughout Gold Fields •Introducing a new risk appetite and tolerance standard to ensure a common and best practice approach and monitor compliance •The impact of Covid-19 on the duties of the Committee and appropriate mitigation measures during regular and special meetings •Cybersecurity risk assessment •Consideration and approval of combined assurance •Consideration and approval of Group and regional risk registersThe Committee assessed its 2021 performance and effectiveness through an independent external assessment, which concluded that it was fully functional and satisfactorily discharging its duties as set out in its terms of reference.Ad hoc Investment Committee The ad hoc Investment Committee consists of five independent directors.The objective of the ad hoc Investment Committee is to consider and, where appropriate, make recommendations to the Board on strategic, organisational and structuring options, including investment and divestment opportunities, to achieve the Company’s strategic objective of maximising sustainable shareholder returns.It is the responsibility of this Committee to: •Consider strategic alternative corporate organisational options and structures •Assess new material investment or divestment opportunities •Review the outcomes of all options or opportunities against specified work plans identified among the Committee members and management •Monitor progress throughout the process of material corporate transactions •Periodically report its findings and recommendations to the BoardExecutive Committee Gold Fields’ ExCo is not a Board subcommittee. It is primarily responsible for the implementation of Company strategy, as well as carrying out the Board’s mandates and directives. ExCo meets monthly to review Company performance against set objectives and develops Company strategy and policy proposals for consideration by the Board. ExCo also assists the Board in the execution of the Company’s disclosure obligations. A series of guidelines on disclosure has been disseminated throughout the Company. ExCo consists of the principal officers and executive directors of Gold Fields – 12 members in total.Each of Gold Fields’ regional operating subsidiaries has established Board and ExCo structures in place to ensure sound corporate governance practices and standards. At least one of the Company’s executive directors serves on the boards of the operating subsidiaries. 13Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P667

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Corporate Governance Report continuedDIRECTORS Independent non-executive directorsCheryl A Carolus (63) Board Chairperson (outgoing) and Chairperson of the Nominating and Governance CommitteeBA Law; Bachelor of Education, University of the Western Cape; Honorary Doctorate in Law, University of Cape Town (UCT)Appointed to the Board: Director 2009; Chairperson 2013Experience and expertise: Governance and compliance, social development, training and development, people management, biodiversity and environmentMs Carolus has served on the boards of numerous listed companies, including De Beers and Investec. More recently, she was appointed to the Board of Grindrod. She is a Board member of many not-for-profit organisations, including the International Crisis Group, Soul City, The British Museum (appointed by Her Majesty Queen Elizabeth) and the CyberPeace Institute, and is Chairperson of the SA Constitution Hill Education Trust.Previously, Ms Carolus served as Chairperson for South African Airways, the South African National Parks Board, and has served on the boards of numerous public and private partnerships that address socio-economic challenges, including WWF International and WWF South Africa. Additionally, she served as South Africa’s High Commissioner to the United Kingdom (UK) from 2001 to 2004.Ms Carolus played a role in the liberation struggle of South Africa and the constitution-making process. She was awarded an honorary doctorate in law from the UCT for her contribution to freedom and human rights. In 2014, she was awarded the French National Order of Merit by the Government of France.Yunus GH Suleman (63) Chairperson Designate and Chairperson of the Audit CommitteeBCom, University of KwaZulu-Natal (UKZN) (formerly Durban Westville); BCompt (Hons), University of South Africa (Unisa); CA(SA); CD(SA)Appointed to the Board: 2016Experience and expertise: Auditing, financial accounting and governanceMr Suleman serves as Chairperson of Liberty Holdings Limited and Liberty Group Limited and interim Chairperson of Albaraka Bank Limited. He was an independent NED of Tiger Brands until November 2018.Mr Suleman has over 35 years’ experience in the auditing and accounting profession – first at Arthur Andersen and then at KPMG when the two companies merged in 2002. He was Chairperson of KPMG South Africa until February 2015. He also chaired the KPMG Foundation. Since leaving KPMG Mr Suleman has served as Executive Chairperson of Sulfam Holdings.Steven P Reid (66)LID and Chairperson of the Remuneration CommitteeBSc (Mineral Engineering), South Australian Institute of Technology; MBA, Trium Global Executive; ICD.D, Institute of Corporate DirectorsAppointed to the Board: 2016Experience and expertise: Mining engineering, risk management and compensation managementMr Reid has 44 years’ international mining experience and has held senior leadership roles in numerous countries. He has served as a director of Eldorado Gold since May 2013 and was a director of SSR Mining between January 2013 and September 2020. He served as Chief Operating Officer (COO) of Goldcorp from January 2007 until his retirement in September 2012 and, prior to that, was the Company’s Executive Vice President (EVP) in Canada and the United States of America (USA). Before joining Goldcorp, Mr Reid spent 13 years at Placer Dome in numerous corporate, mine management and operating roles. He also held leadership positions at Kingsgate Consolidated and Newcrest Mining, where he was responsible for the Asian and Australian operations.Alhassan Andani (61)Chairperson of the Capital Projects, Control and Review Committee MA (Banking and Finance), Finafrica Institute in Italy; BSc (Agriculture), University of GhanaAppointed to the Board: 2016Experience and expertise: Investment and corporate banking and executive leadership Mr Andani is a Founding Partner at LVSafrica Limited. He is the Chairperson of Ghana Association of Bankers (GAB) Health Insurance and a Board member at Stanbic Holdings and Teachers Fund of the Ghana National Association of Teachers (GNAT). Mr Andani holds an Honorary Doctorate from the University of Development Studies, Ghana. He is an Honorary Fellow at the following institutions: Chartered Institute of Banking Ghana; Institute of Directors (IOD), Ghana; Chartered Institute of Credit Management; and Institute of Public Relations, Ghana.Peter J Bacchus (53)Chairperson of the Risk CommitteeMA (Economics), Cambridge UniversityAppointed to the Board: 2016Experience and expertise: Investment banking, financing, and mergers and acquisitionsMr Bacchus is Chairperson of Independent Merchant Bank, Bacchus Capital Advisers. He has acted as the Global Head of Mining and Metals and Joint Head of European Investment Banking at Investment Bank Jefferies, and served as Global Head of Mining and Metals at Morgan Stanley. Prior to that, he was Head of Investment Banking, Industrials and Natural Resources at Citigroup in Australia.Mr Bacchus has spent more than 25 years in investment and corporate banking with a focus on the global natural resources sector and is a member of the Institute of Chartered Accountants, England and Wales. He is also an NED of UK-listed mining group Kenmare Resources, Australian-listed Galaxy Resources, and Chairperson of Space for Giants, an African-focused conversation charity. 14Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P668

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Terence Goodlace (62)Chairperson of the SHSD CommitteeMBA (Business Administration), University of Wales; BCom, Unisa; NHDip and NDip (Metalliferous Mining), Witwatersrand Technikon; MDP, UCTAppointed to the Board: 2016Experience and expertise: Mining, capital projects, commercial and operational management, risk management and mineral resource managementMr Goodlace’s mining career commenced in 1977 and has spanned more than 42 years. He spent the majority of his career at Gengold, which merged with Gold Fields of South Africa in 1998 to form Gold Fields. He became COO in 2008. He has significant experience in leading underground and open pit operations in South Africa, Australia, Ghana and Peru. He then spent three years as the CEO of Metorex and served on the Impala Platinum Board for two years as an independent NED, and four and a half years as CEO. He is the Chairperson of Southern Palladium Limited, effective 29 March 2021, and Kumba Iron Ore Limited, effective 23 June 2021. He is a NED of AfriTin Mining Limited. Jacqueline E McGill (53)NEDMBA, La Trobe University; BScience (Ext Metallurgy), Murdoch University; Honorary Doctorate Adelaide UniversityAppointed to the Board: 2021Experience and expertise: Financial performance management, operational leadership, risk management and ESG strategiesMs McGill was appointed a NED of Gold Fields on 22 November 2021 after a successful career as an executive in the resources sector across a range of commodities (gold, copper, uranium, iron ore, and coal). Ms McGill has built a NED portfolio career in the resources, education and insurance sectors. Her 30-year executive career was predominantly operationally focused, and included profit and loss accountability for large-scale resource operations.Ms McGill is well known for her expertise in people leadership and culture, as well as the governance of organisations with high levels of operational risk and complexity. She gained international experience in South America in both technical and project roles for BHP.She is currently a NED on the Boards of 29 Metals, New Hope Corporation, Royal Automobile and Art Gallery of SA. She is also a member of the SA Premier’s Economic Advisory Council.Philisiwe Sibiya (45)Chairperson of the SET CommitteeBCom (Hons), UKZN; CA(SA)Appointed to the Board: 2021Experience and expertise: Executive management, finance, telecommunicationsMs Sibiya, a seasoned business executive, has nearly 20 years of management experience across Africa. After holding various senior financial roles, including CFO at MTN South Africa, she successfully transitioned into the role of CEO for MTN Cameroon – the first female appointed into a CEO position within the MTN Group. She is the founder and CEO of Shingai Group and non-executive board member of JSE-listed AECI Limited, Investec plc and Investec Limited. Executive directorsChris I Griffith (57)CEOBEng (Mining) (Hons), University of Pretoria, PR EngAppointed to the Board: Executive director and CEO 2021Experience And expertise: Mining, management and engineeringPrior to his appointment as Gold Fields’ CEO, Mr Griffith served as the CEO of Anglo American Platinum between September 2012 and April 2020 and, prior to that, was CEO of Kumba Iron Ore from 2008 – 2012. He joined Anglo American Platinum in 1990 and held various management positions at two of its mines before serving as Anglo American Platinum Head of Joint Venture Operations until 2008.Paul Schmidt (54)CFOBCom, University of the Witwatersrand; BCompt (Hons), Unisa; CA(SA)Appointed to the Board: 2009Experience and expertise: Finance, mining, managementPrior to his appointment as CFO of Gold Fields, Mr Schmidt held the positions of acting CFO from May 2008 and Financial Controller from April 2003. He has more than 24 years’ experience in the mining industry. 15Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P669

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Corporate Governance Report continuedAPPLICATION OF KING IV WITHIN GOLD FIELDSThe Board is committed to the principles and recommended practices of King IV and, to this end, ensured material compliance during 2021. The table below provides an overview of Gold Fields’ compliance with the principles. Should gaps be identified, the Board instructs management to address these as work in progress. PrinciplesPrinciple applicationLeadership, ethics and corporate citizenshipLeadershipPrinciple 1: The governing body should lead ethically and effectively.The Board, Gold Fields’ governing body, through its various subcommittees, is confident on a prospective basis that the combined inputs of its Committees produce conformity with this principle. The Board exhibits the requisite levels of integrity, responsibility, accountability, fairness and transparency.The Board steers and set the strategic direction and acts in the best interest of the Group. Organisational ethicsPrinciple 2: The governing body should govern the ethics of the organisation in a way that supports the establishment of an ethical culture.The SET Committee comprises independent non-executive members, and one executive member. The Committee ensures conformity with this principle through the Code of Ethics and the Group Disciplinary Code that set out sanctions to be followed.The implementation and execution of the Code of Ethics and related policies are delegated to management.Responsible corporate citizenshipPrinciple 3: The governing body should ensure that the organisation is and is seen to be a responsible corporate citizen.The Board, through the SET Committee and the SHSD Committee, ensures conformity with this principle. The SHSD Committee is committed to the 10 principles of the ICMM and the UN Global Compact’s 10 sustainable development principles and ensures compliance therewith.Strategy performance and reportingStrategy and performancePrinciple 4: The governing body should appreciate that the organisation’s core purposes, its risks and opportunities, strategy and business model, performance and sustainable development are all inseparable elements of the value creation process.The Board conforms to this principle. The Board oversees strategy formulation and execution and sets performance targets, which are agreed upon with management. Standing subcommittees to assist the Board in discharging its duties and responsibilities are established.Together with management, the Board reviews the strategy on an annual basis.ReportingPrinciple 5: The governing body should ensure that reports issued by the organisation enable stakeholders to make informed assessments of the organisation’s performance, and short, medium and long-term prospects.The Board keeps its shareholders updated in line with the JSE Listings Requirements and ensures integrity of external reports in so far as dealing with assurance of external reports. Prior to the AGM, the Board engages major shareholders to address any concerns they may have.Primary role and responsibilities of the governing bodyPrinciple 6: The governing body should serve as the focal point and custodian of corporate governance in the organisation.The Board is the custodian of corporate governance in the Group. The approval of the IAR and associated reports is delegated to the Audit Committee.The Board receives external advice as and when required or necessary, and keeps abreast of corporate governance practices both locally and abroad, making recommendations where appropriate, for Board participation in continuing education programmes.The Board Charter also sets out Board’s responsibilities, duties and accountability towards the Group. The Charter is reviewed annually.Composition of the governing bodyPrinciple 7: The governing body should comprise the appropriate balance of knowledge, skills, experience, diversity and independence for it to discharge its governance role and responsibilities objectively and effectively.The Board delegates to the Nominating and Governance Committee the nomination, election and the appointment processes, having set the criteria for the selection of candidates to serve on the Board. The Board, through the Nominating and Governance Committee, ensures that the composition of the Board comprises the appropriate mix of knowledge, skills and experience sufficient to deliver on strategies and create long-term shareholder value.The Nominating and Governance Committee is the custodian of the Diversity Policy in so far as the appointment of NEDs. Committees of the governing bodyPrinciple 8: The governing body should ensure that its arrangements for delegation within its own structures promote independent judgement, and assist with balance of power and the effective discharge of its duties.The Board delegates particular roles to the subcommittees of the Board. The subcommittees operate under Board-approved terms of references, which set out the nature and extent of the responsibilities delegated and decision-making authority. Through the Nominating and Governance Committee, the Board ensures that these subcommittees are well resourced with a balance of skills and expertise. The subcommittees of the Board, which meet independently of each other, include the following: Audit Committee, Risk Committee, Nominating and Governance Committee, SET Committee, Remuneration Committee, SHSD Committee, Capital Projects, Control and Review Committee and ad hoc Investment Committee. 16Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P670

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PrinciplesPrinciple ApplicationEvaluations of the performance of the governing bodyPrinciple 9: The governing body should ensure that the evaluation of its own performance and that of its committees, its Chairperson and its individual members support continued improvement in its performance and effectiveness.The Board regularly monitors and appraises its own performance, those of its subcommittees and individual NEDs. The Board further evaluates the independence of its independent NEDs, which is rigorously tested in respect of the independent NEDs who have served on the Board for an aggregate term exceeding nine years.The Board schedules in its yearly work plan an opportunity for consideration, reflection and discussion of its performance and that of its subcommittees, its Chairperson and its members as a whole.During 2021, a comprehensive independent external Board and subcommittees evaluation process was conducted. The key strengths and areas of improvement were identified.Appointment and delegation to managementPrinciple 10: The governing body should ensure that the appointment of, and delegation to, management contribute to role clarity and the effective exercise of authority and responsibilities.The Board authority is conferred on management through the CEO. The approval of the Board is required to the levels of the sub-delegation immediately below the CEO.Governance functional areasPrinciple 11: The governing body should govern risk in a way that supports the organisation in setting and achieving its strategic objectives.The Board delegates this authority to the Risk Committee. The Risk Committee has oversight of the integrity and effectiveness of the risk management processes. A comprehensive strategic and operational risk management process is in place throughout the Group.Technology and information governancePrinciple 12: The governing body should govern technology and information in a way that supports the organisation setting and achieving its strategic objectives.The Board delegates this authority to the Audit Committee. The Audit Committee and Risk Committee ensure that the IT framework is in place and that the IT Charter and policies are established and implemented. A detailed information, communication and technology risk assessment is performed on a yearly basis across the Group, with key strategic risk themes highlighted in the risk enterprise register. The Chief Information Officer reports directly to executive management on cybersecurity issues, which, if material, are reported to the Audit Committee.Compliance governancePrinciple 13: The governing body should govern compliance with applicable laws and adopted, non-binding rules, codes and standards in a way that supports the organisation being ethical and a good corporate citizen.The Board delegates this authority to the Audit Committee. The Board approves policies that articulate and give effect to its direction on compliance. The following policies are applicable: anti-bribery and corruption governance framework; and management guidelines in relation to the Group governance and compliance framework.Remuneration governancePrinciple 14: The governing body should ensure that the organisation remunerates fairly, responsibly and transparently so as to promote the achievement of strategic objectives and positive outcomes in the short, medium and long term.The Board delegates this authority to the Remuneration Committee. The Remuneration Committee assists the Board in overseeing all aspects of remuneration practices for the Group to ensure employees are remunerated fairly, responsibly and transparently. Fair and competitive reward processes are embedded in the organisation. These processes encourage and result in the achievement of the Group’s strategic objectives and positive outcomes in the short, medium and long term.AssurancePrinciple 15: The governing body should ensure that assurance services and functions enable an effective control environment, and that these support the integrity of information for internal decision-making and of the organisation’s external reports.The combined assurance guideline for the Group provides an analysis of all the assurance activities within the Group. The Board, executive management and senior management identify additional areas that may require assurance on an ongoing basis.StakeholdersPrinciple 16: In the execution of its governance roles and responsibilities, the governing body should adopt a stakeholder inclusive approach that balances the needs, interests and expectations of material stakeholders in the best interests of the organisation over time.A Stakeholder Relationship and Engagement Policy statement, aligned with King IV, is approved by the Board. The policy was revised to be inclusive of business-wide stakeholders that are material and not just those relevant to sustainable development, particularly employees and shareholders.The governance framework addresses relationships within the Group’s companies and shareholder relationships. 17Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P671

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Application of section 3.84 of the JSE Listings Requirements on Board governance processes RequirementPrincipleGold Fields’ approach and compliance3.84(a)There must be a policy evidencing a clear balance of power and authority at Board of Directors’ level to ensure that no one director has unfettered powers of decision-making.The Board Charter ensures that there is clear balance of power and authority at Board level and that no one director has unfettered powers.3.84(b)Issuers must have an appointed CEO and a Chairperson, and the same person must not hold these positions.The Chairperson must either be an independent director, or the issuer must appoint a lead director in accordance with King IV.Gold Fields’ CEO and Chairperson positions are held by different people, and the Chairperson is an independent NED.The Board has also appointed a LID, who performs the role and functions of the Chairperson in the absence of the Chairperson for any reason. 3.84(c)All issuers must, in compliance with King IV, appoint an Audit Committee.Issuers must appoint a Remuneration Committee, and issuers must appoint a Social and Ethics committee.The composition of such Committees, a brief description of their mandate, the number of meetings held and any other relevant information must be disclosed in the annual report.The Board appointed an Audit Committee that is chaired by an independent NED. Audit Committee members are all independent NEDs.Gold Fields’ Remuneration Committee comprises independent NEDs and has an independent Chairperson that is not the Chairperson of the Board.Gold Fields’ SET Committee is aligned with King IV and the Companies Act. The Committee comprises independent NEDs and one executive director, the majority being NEDs.Each Committee provides a brief description in the IAR of its mandate, number of meetings held in a year and any other relevant information.3.84(d)Brief CVs of each director standing for election or re-election must accompany the relevant notice of the meeting.Brief CVs of our directors are listed on p14 – 15.3.84(e)The capacity of each director must be categorised as executive, non-executive or independent.The CVs of our directors include information on whether a director is an independent NED or an executive director.The composition of Committees is in accordance with the requirements of the Companies Act and King IV.3. 84(f)Issuers must have a full-time executive Financial Director.Gold Fields has a full-time Financial Director.3.84(g)The Audit Committee must, on an annual basis, consider and satisfy itself of the appropriateness of the expertise and experience of the Financial Director and report same in the annual report.The Audit Committee must ensure that the issuer has established appropriate financial reporting procedures and that those procedures are operating.The Audit Committee has executed its responsibilities in terms of 3.84(g) of the JSE Listing Requirements. More details in the Audit Committee Report on p24 – 27.The Audit Committee considers and satisfies itself of the appropriateness of the expertise and experience of Gold Fields’ Financial Director on an annual basis and reports the findings to the Board.The Audit Committee has established appropriate financial reporting procedures, which are reviewed from time to time to ensure that they are operating effectively.3.84(h)The Board of Directors appoints the Company Secretary in accordance with the Companies Act and applies the recommended practices in King IV.The Board must consider and satisfy itself, on an annual basis, on the competence, qualifications and experience of the Company Secretary.The Company Secretary is appointed in accordance with the Companies Act.The Board considered the Company Secretary’s competence, qualifications and experience at the meeting held in November 2021 and is satisfied that she is competent and has the appropriate qualifications and experience to serve as the Company Secretary.3.84(i)The Board of Directors or the Nominating Committee must have a policy on the promotion of gender diversity at Board level.The issuer must confirm this by reporting to shareholders in its annual report on how the Board of Directors or the Nominating Committee have considered and applied the policy of gender diversity in the nomination and appointment of directors.The Board approved a Company-wide Diversity Policy in November 2017. This policy is reviewed and updated as and when necessary. The Board takes the policy into account with all instances of director succession. The Board considered the requirements of its Diversity Policy in the 2021 Board appointments, wherein two female directors were appointed to fill vacancies within the Board. Diversity and inclusion remain high on the Board’s agenda for director succession.Corporate Governance Report continued 18Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P672

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RequirementPrincipleGold Fields’ approach and compliance3.84(j)The Board of Directors or the Nominating Committee must have a policy on the promotion of race diversity at Board level.If applicable, the Board of Directors or the Nominating Committee must further report progress in respect thereof on agreed voluntary targets.The Board approved a Company-wide Diversity Policy in November 2017 and progress against set targets considered during 2021. The Board takes the policy into account with all instances of director succession and, in 2021, the Board appointed a black female director to fill a vacancy within the Board. Diversity and inclusion remain high on the Board’s agenda for director succession.3.84(k)The Remuneration Policy and Implementation Report must be tabled every year for separate non-binding advisory votes by shareholders of the issuer at the AGM.The Remuneration Policy must record the measures that the Board of Directors of the issuers commits to take if either the Remuneration Policy or the Implementation Report, or both, are voted against by 25% or more of the votes exercised.If either the remuneration policy or the Implementation Report, or both, are voted against by shareholders exercising 25% or more of the voting rights exercised, the issuer must in its voting results announcement provide for the following:• An invitation to dissenting shareholders to engage with the issuer• The manner and timing of such engagementThe Board approved the Group Remuneration Policy and Implementation Report as presented to the AGM for a non-binding advisory vote. 19Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P673

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Directors’ reportThe directors have pleasure in submitting their report and the AFS of Gold Fields and its subsidiaries (the Group) for the year ended 31 December 2021.PROFILEGold Fields is a globally diversified producer of gold and copper with nine operating mines (including our Asanko JV) in Australia, Ghana, Peru and South Africa, as well as one project in Chile, with total attributable gold-equivalent annual production of approximately 2.34Moz, Mineral Reserves of approximately 48.6Moz and Mineral Resources of approximately 111.8Moz. Gold Fields has a primary listing on the JSE, with a secondary listing on the NYSE.REVIEW OF OPERATIONSThe activities of the various Gold Fields operations are detailed in our 2021 IAR.FINANCIAL RESULTSThe information on the financial position of the Group for the period ended 31 December 2021 is set out on p140 – 222 of this AFR. The income statement for the Group shows a profit attributable to Gold Fields’ shareholders of US$789m for the year ended 31 December 2021, compared with a profit of US$723m for the year ended 31 December 2020.COMPLIANCE WITH FINANCIAL REPORTING STANDARDSThe Group’s AFS were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), the South African Institute of Chartered Accountants (SAICA) Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, the JSE Listings Requirements and the Companies Act.LISTINGSThe abbreviated name under which the Company is listed on the JSE is GFIELDS, and the short code is GFI. The Company also has a secondary listing on the NYSE.At 31 December 2021, the Company had in issue, through The Bank of New York Mellon on the NYSE, 264,244,554 (31 December 2020: 352,518,473) American Depository Receipts (ADRs). Each ADR is equal to one ordinary share.DIRECTORATEComposition of the BoardThe Board currently consists of two executive directors and eight NEDs.Rotation of directorsDirectors retiring in terms of the Company’s MoI are Mr PA Schmidt, Mr A Andani, Mr PJ Bacchus and Ms JE McGill, all of whom are eligible and offer themselves for re-election.The Board of Directors of Gold Fields’ various subsidiaries comprise some of the executive officers and one or both of the executive directors, where appropriate, as well as NEDs of the Group.Directors’ and officers’ disclosure of interests in contractsDuring the period under review, no contracts were entered into in which directors and officers of the Company had an interest, and which significantly affected the business of the Group.For the year ended 31 December 2021, the directors’ beneficial interest in the issued share capital and listed share capital of the Company (see adjacent table) was 0.1%. No one director individually exceeded 1% of the issued share capital or voting control of the Company. 20Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P674

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Share ownership of directors and executive officers Beneficial Direct1Indirect2 31-Dec-2131-Dec-2031-Dec-2131-Dec-20DirectorCI Griffith 1,300–––NJ Holland1–2,188,708––PA Schmidt214,260122,549––CA Carolus3,129–––RP Menell––––DMJ Ncube––––SP Reid––––A Andani––––CE Letton––––TP Goodlace––––PJ Bacchus––––YGH Suleman––––P Mahanyele-Dabengwa ––––PG Sibiya ––––JE McGill ––––Prescribed officerNA Chohan259,545105,307–16,298BJ Mattison100,18741,103–36,498TL Leishman 38,098––50,000A Baku240,40440,404––A Nagaser 146,650––56,223M Preece157,81977,40582,32782,327L Rivera58,665–––R Butcher24,03221,882––S Mathews11,50011,500––R Bardien 10,4802,48020,41610,023Total1,066,0692,611,338102,743251,3691 Mr Holland retired from the Company effective 23 September 2021 and, therefore, his holdings are not disclosed for the 2021 period2 Mr Baku resigned from the Company with effect from 31 December 2021Related-party information is disclosed on p215 – 217 of the AFR.FINANCIAL AFFAIRSDividend policyThe Company’s dividend policy is to declare an interim and final dividend of 25% – 35% of its normalised earnings. On 16 February 2022, the Company declared a final cash dividend number 95 of 260 South African cents per ordinary share (2021: 320 South African cents) to shareholders reflected in the register of the Company on 14 March 2022. This dividend was paid on 14 March 2021. The dividend resulted in a total dividend of 470 South African cents per share for the year ended 31 December 2021 (2020: 480 South African cents), with the final dividend being accounted for in 2022.Borrowing powersIn terms of the provisions of section 19(1) of the Companies Act, read together with clause 4 of the Company’s MoI, the borrowing powers of the Company are unlimited. As at 31 December 2021, the Company’s borrowings totalled US$969m, compared with total borrowings of US$1,069m at 31 December 2020.Capital expenditureCapital expenditure (capex) for the year ended 31 December 2021 amounted to US$1,089m compared with US$584m for 2020. Estimated capex for 2022 is US$1,050m – US$1,150m, and is intended to be funded from internal sources and, to the extent necessary, borrowings. SIGNIFICANT ANNOUNCEMENTS IN 2021Appointment of Gold Fields Chief Executive Officer-designate21 January 2021Gold Fields announces the appointment of Mr CI Griffith as the CEO and executive director of the Company with effect from1 April 2021. Mr Griffith succeeds Mr Holland, who stepped down on 31 March 2021. 21Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P675

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Directors’ report continuedGold Fields included in the Bloomberg Gender-Equality Index28 January 2021Gold Fields is one of 380 companies globally included in the 2021 Bloomberg Gender-Equality Index. Appointment of Gold Fields director12 February 2021Gold Fields announces the appointment of Ms PG Sibiya as a NED to the Board of Directors of the Company with effect from 1 March 2021. Ms Sibiya’s appointment follows on resignation of Ms P Mahanyele–Dabengwa as NED of the Company, effective 28 February 2021.Gold Fields welcomes National Energy Regulator of South Africa-approval of South Deep solar plant25 February 2021Gold Fields welcomes the electricity generation licence approved today by the National Energy Regulator of South Africa for the construction of a 40MW solar power plant at its South Deep mine. The Gold Fields Board gives a green light to the project in May 2021.Resignation of Gold Fields director11 March 2021The Board announces the resignation of Mr RP Menell, an NED and Deputy Chairperson of the Board, with effect from 10 March 2021.Resignation of Gold Fields director24 May 2021The Board announces the resignation of Dr C Letton as an independent NED of the Company and as Chairperson of the SET Committee, with effect from 30 May 2021. Gold Fields’ South Deep gold mine and the National Union of Mineworkers and United Association of South Africa reach three-year wage agreement11 June 2021Gold Fields’ South Deep gold mine and the National Union of Mineworkers and United Association of South Africa trade unions conclude a three-year wage agreement for the period 1 March 2021 to February 2024.Appointment of Gold Fields Board Chairperson and Lead Independent Director2 September 2021Gold Fields’ Board of Directors announces the appointment of Mr YGH Suleman as Board Chairperson with effect from the 2022 AGM, scheduled for 1 June 2022. Mr Suleman will succeed Ms CA Carolus, who will step down at the 2022 AGM after seven years as Chairperson of the Company. The Board further announces that Mr SP Reid had been elected LID of the Board with immediate effect. The Board paid tribute to Ms Carolus’ contributions to and leadership at the Gold Fields Board, which she joined in 2009 and led from 2013. Gold Fields top South African-listed mining company on the Dow Jones Sustainability Index16 November 2021Gold Fields has again been ranked the top South African-listed mining company on the prestigious Dow Jones Sustainability Index. Gold Fields was ranked third among 81 mining companies assessed.Appointment of Gold Fields director16 November 2021The Board of Directors announces the appointment of Ms JE McGill as a NED to the Company’s Board of Directors with effect from 22 November 2021.Gold Fields Announces 2030 environmental, social and governance targets1 December 2021Gold Fields published a comprehensive set of 2030 targets for its most material ESG priorities. The targets include a commitment to reduce its Scope 1 and 2 carbon emissions by 30% on a net basis and by 50% on an absolute basis by 2030. As a signatory to the Paris Agreement, Gold Fields is committed to net-zero carbon by 2050.The Company is also setting ambitious new goals for its water and environmental stewardship, the management of its tailing facilities and to creating value for its stakeholders, particularly host communities. For its employees, Gold Fields seeks to further improve safety, health and wellbeing, and to achieve greater inclusion and diversity by targeting a 30% female workforce by 2030. 22Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P676

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Gold Fields addresses environmental sanctions at Salares Norte1 December 2021Gold Fields is notified that Chile’s Environmental Regulator (SMA) began sanction proceedings against the Salares Norte project due to infringements in the process of relocating Short-tailed Chinchillas residing in the project area. The sanction proceedings will not impact the commissioning of the Salares Norte mine. Gold Fields accepts the sanctions and will submit a new compliance programme to the SMA for its approval.Availability of the Broad-Based Black Economic Empowerment Certificate and Black Economic Empowerment Commission Annual Compliance Report14 December 2021Shareholders were advised that the Company’s 2020 B-BBEE Certificate, as well as 2019 and 2020 Annual Compliance Reports, in terms of the B-BBEE Amendment Act, 46 of 2013, were published on Gold Fields’ website.GOING CONCERNGold Fields’ AFS were prepared using appropriate accounting policies, supported by reasonable judgements and estimates. The directors have reasonable belief the Company and Group have adequate resources to continue as a going concern for the foreseeable future. DEMATERIALISATION OF THE SHARESShareholders are reminded that, as a result of the clearing and settlement of trades through STRATE, the Company’s share certificates are no longer good for delivery for trading. Dematerialisation of the Company’s share certificates is a prerequisite when dealing in the Company’s shares.PROPERTYThe register of property and mineral rights is available for inspection at the registered office of the Company during normal business hours.ENVIRONMENTAL OBLIGATIONSThe Company’s total gross closure liability for environmental rehabilitation costs amounted to US$510m at 31 December 2021 compared with US$467m at 31 December 2020. The regional gross closure liabilities are as follows: •Americas: US$156m •Australia: US$214m •South Africa: US$41m •West Africa: US$99mThe funding methods used by each region to make provision for the mine closure cost estimates are: •Americas – bank guarantees •Australia – self-funding, using existing cash resources •South Africa – contributions into environmental trust funds and guarantees •West Africa – reclamation security agreement bonds underwritten by banks and restricted cashCONTINGENT LIABILITIES AND LITIGATIONA material Group Litigation Report is presented at each Audit Committee meeting for discussion and consideration on whether the matter remains contingent or whether a provision has to be recognised. Details of Gold Fields’ contingent liabilities and litigation matters can be found in note 35 to the AFS, p197 – 198.ADMINISTRATIONMs A Weststrate held the position of Company Secretary for the period under review. Computershare Investor Services Proprietary Limited is the Company’s South African transfer secretaries and Link Asset Services is the registrars of the Company in the UK.AUDITORSThe Audit Committee has recommended to the Board that PwC be appointed as the external auditors of the Company, until the conclusion of the next AGM, in accordance with section 90(1) of the Companies Act.SUBSIDIARY COMPANIESDetails of major subsidiary companies in which the Company has a direct or indirect interest are set out on p221 – 222. 23Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P677

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Audit Committee Reportfor the year ended 31 December 2021 The members of Gold Fields’ Audit Committee (the Committee) were appointed by our shareholders at the AGM on 6 May 2021. Mr YGH Suleman was reappointed as Chairperson of the Committee on the same day. From the 2022 AGM, scheduled for 1 June 2022, Ms PG Sibiya – who joined the Board and Audit Committee in 2021 – will become Chairperson of the Audit Committee as Mr Suleman will take over as Board Chairperson on that day. The Committee members are all independent NEDs.Details of the number of meetings held during the year, as well as the attendance thereof by Committee members, are on p8 of this AFR. Gold Fields’ Board continues to believe that, as a collective, the Committee members have the necessary skills to carry out their duties effectively and with due care.The Committee has certain reporting responsibilities to both the shareholders and the Board and is accountable to them. Its duties, as set out in the Committee Charter, are reviewed annually and incorporate the Committee’s statutory obligations as set out in the Companies Act and King IV. A work plan is drawn up every year, encompassing all these duties, and progress is monitored continually to ensure that these obligations are fulfilled by the Committee.Among other things, the Committee monitors and reviews: •The preparation of the AFS, ensuring fair presentation and compliance with IFRS and the Companies Act, and recommending same to the Board for approval •The integrity of the IAR by ensuring its content is reliable and includes all relevant operational, financial and other non-financial information, risks and other relevant factors •Quarterly, interim and operational reports and all other widely distributed documents •Filing of the Form 20-F with the US SEC •Accounting policies of the Group and proposed revisions, and significant and unusual transactions, estimates and accounting judgements •The effectiveness of the internal control environment •The effectiveness of both the internal and external audit functions •The recommendation and appointment of Gold Fields’ external auditors, and approves their remuneration, reviews the scope of their audit, their reports and findings, and pre-approves non-audit services in line with Company policy •The evaluation of the performance of the CFO •The adequacy and effectiveness of the Group’s enterprise-wide risk management policies, processes and mitigating strategies •The governance of information communication technology (ICT) and the effectiveness of the Group’s information systems •The cash/debt position of the Group to determine whether the going concern basis of reporting is appropriate •The combined assurance model, and provides independent oversight of the effectiveness of the Group’s assurance functions and services, with particular focus on combined assurance arrangements •Compliance with applicable legislation, requirements of appropriate regulatory authorities and the Company’s Code of Conduct •Policies and procedures for mitigating fraud •Approval of hedging activities as mandated by the Board •Consideration of JSE monitoring activities reports in 2021, including:– Reviewed Findings of Proactive Monitoring of Financial Statements– Activities of the Financial Reporting Investigation Panel– IFRS 9/15 Thematic Report– Sustainability and Climate Disclosure Guidance consultation paper 24Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P678

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EXTERNAL AUDITThe Committee is responsible for recommending the appointment or reappointment of a firm of external auditors to the Board that, in turn, will recommend the appointment to shareholders. Upon this recommendation, the Committee is responsible for determining whether the designated appointee firm and audit partner have the necessary independence, experience, qualifications and skills, and that the audit fee is adequate.An external audit fee of R47.2m (US$3.2m) for 2021 was approved, as well as R1.2m (US$0.1m) for other fees.The Committee reviewed the annual external audit plan presented at its meeting in 2021, including the scope, materiality levels and significant risk areas, and established the approach would appropriately respond to organisational and regulatory changes, as well as any other applicable requirements and risks. The audit plan forms the basis of providing the Committee with the necessary assurances on risk management, the internal control environment and IT governance. The plan was approved by the Committee.PwC had direct access to the Committee throughout the year, and met with the Chairperson of the Committee before each meeting and, when required, on an ad hoc basis. PwC reported to the Committee at each quarterly meeting, as well as at the year-end meeting. In addition, the Committee regularly met with PwC separately without other invitees present. The Committee is satisfied that PwC is independent of the Group.SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATESSignificant areas requiring the use of management estimates and assumptions are detailed in note 1 to the accounting policies. Management presented position papers to the Committee detailing estimates and assumptions used, the external sources and experts consulted, and the basis on which they were applied in the calculations.INTERNAL AUDITGold Fields Internal Audit (GFIA) is an independent department within the Company, headed by a Vice President: Internal Audit (VP: IA) who is appointed and, if necessary, dismissed by the Committee. The VP: IA reports directly to the Committee and has direct access to the Chairperson and members of the Committee, as well as the Board Chairperson. The Committee Chairperson meets with the VP: IA once a quarter and on an ad hoc basis, as required. The VP: IA also meets with the Committee, without management, at least annually and whenever deemed necessary by either the VP: IA or the Committee. The Committee is satisfied that the resources available to GFIA, along with the skills and experience of the department, will allow the team to fulfil its mandate.The Committee determines the purpose, authority and responsibility of GFIA in an Internal Audit Charter, which is reviewed and approved annually. The Committee assesses the performance of GFIA every year. GFIA operates in accordance with the International Standards for the Professional Practice of Internal Auditing as prescribed by the Institute of Internal Auditors. The internal audit activities carried out during the year were identified through a combination of the Gold Fields risk management framework, which includes the combined assurance framework, and the risk-based methodologies adopted by GFIA. The Committee approves the annual internal audit assurance plan presented by GFIA and monitors progress against the plan reported to the Committee each quarter.GFIA ensured that its framework is aligned with the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) 2013 internal control framework.The Group’s internal control systems are designed to provide reasonable assurance on the maintenance of proper accounting records and the reliability of financial information. It also covers operational areas, compliance with the Gold Fields Code of Conduct and sustainability records. These systems are monitored by GFIA and its findings and recommendations are reported to the Committee and senior management.GFIA reports deficiencies to the Committee every quarter, together with recommended remedial actions, which are then followed up on to ensure the necessary action has been taken.GFIA provided the Committee with a written assurance statement on the adequacy and effectiveness of governance, risk management and controls. No significant events occurred, nor has any been brought to GFIA’s attention, to believe that governance, risk management and the control environment are inadequate or ineffective. 25Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P679

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Audit Committee Report continuedfor the year ended 31 December 2021 INFORMATION COMMUNICATION AND TECHNOLOGY GOVERNANCEICT governance remains a key focus area for the Group, the responsibility of which was delegated to the Committee by the Board. The Committee also works with the Risk Committee on related ICT matters.Gold Fields’ ICT Charter defines the overall direction and governance for ICT across the Group. The VP and Group Head of ICT is responsible for executing ICT governance procedures in line with this Charter, and reports to the Committee at each meeting. The Committee reviews his report, which includes the results of all review and testing conducted by management and GFIA. Gold Fields adopted the Control Objectives for Information Technology (COBIT) as a governance framework, and regular assessments are conducted to determine the maturity of ICT governance processes. Gold Fields’ ICT at its various operations is operating at an overall maturity level of between three and four out of five, indicating that the Group’s ICT governance framework and processes are established and predictable. Areas of ICT risks across the Group were defined as part of the Group’s overall risk management framework, and formal policies and procedures are documented and updated regularly for these areas.Given the nature of cybersecurity and the rising global cyber risk, cybersecurity has now become a key component of the Group’s ICT governance and risk agenda. Gold Fields further enhanced its cybersecurity management controls by achieving the ISO 27001 information security management system certification for all its mines and corporate offices, with the exception of our offices and operation in Chile.The ICT Governance, Risk, Architecture, Standards, and Security Compliance (GRASSC) Committee is responsible for ensuring compliance and adherence to the Group’s ICT policies and procedures. The ICT GRASSC Committee reviews compliance to the governance framework quarterly and recommends improvements as appropriate.CHIEF FINANCIAL OFFICERThe Committee evaluated the expertise and performance of the CFO, Mr PA Schmidt, and continues to be satisfied that he has the appropriate expertise and experience to carry out his duties as CFO of the Company and the Group, and is supported by highly qualified and competent senior staff. This conclusion is supported by input from both internal and external auditors.GROUP GOVERNANCE AND COMPLIANCEThe Committee is also responsible for monitoring governance and compliance for the Group – a key focus area for the Board and management as a whole.The Group Compliance Officer has a detailed, systematic and risk-based framework in place which are overseen, managed and maintained by an online and interactive Group Governance and Compliance Portal. The framework is applied to identify all statutes, rules, codes and standards applicable to Gold Fields in all jurisdictions in which the Group operates. Updates on regulatory changes are sourced from external legal sources and internally assessed for application and impact. Changes are recorded and monitored on a monthly basis. The assessment of potential and/or actual risk exposure of non-compliance regarding the identified applicable statutes per jurisdiction, includes potential exposure to financial loss, as well as operational and reputational risks, and the adequacy of recorded controls. Mitigating controls designed to manage the risks are identified, documented and maintained proactively. GFIA carries out a review of the effectiveness (in terms of design and operating effectiveness) of the control procedures and reports on the level of compliance. The results are reported to the Committee in detailed schedules and an annual compliance index is calculated for the Group.Also, under the ambit of risk exposure assessment, all active suppliers and contractors are screened on a monthly basis based on an array of predefined risk criteria and adverse media exposure. A screening risk calculator is applied to those assessed entities posing a risk to Gold Fields, based on the outcome of the screening due diligence. The Committee also ensures that Gold Fields’ Code of Conduct is effective and implemented diligently throughout the Group (The Code is available on the Gold Fields website at www.goldfields.com/code-of-conduct.php).The Committee is also responsible for ensuring all calls to the Gold Fields tip-offs line – administered by an independent external party – are proactively dealt with. The Chairperson of the Committee, together with GFIA, are custodians of the formalised and documented investigation procedure in place and, where appropriate and necessary, will make use of external advisors and experts to investigate matters or follow up on processes. The number and nature of these calls are reported at the quarterly Committee meetings. The details of the investigations, including details on any action taken, are also reported to the SET Committee. 26Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P680

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RISK MANAGEMENTThe Group’s Risk Committee deals with Group operational and financial risks, as well as the requisite reporting as required annually. While there is ongoing interaction between the Risk and Audit Committees, the management of financial risk remains a key focus of the Committee, management and GFIA. Gold Fields’ Group and regional risk disclosures are on p8 – 16 of the IAR.INTERNAL CONTROL STATEMENTIn terms of the SEC’s listing requirements, Gold Fields has to comply with the requirement of the Sarbanes-Oxley Act of 2002, which requires management to establish and maintain adequate internal control over financial reporting using a recognised internal controls framework.Management is accountable to the Board for the design, implementation, monitoring and integrating of internal financial controls for the day-to-day running of the Group, focusing on the efficiency and effectiveness of operations, safeguarding the Group’s assets, legal and regulatory compliance, business sustainability and reliable reporting, including financial reporting.The Committee believes that Gold Fields’ internal controls are effective, and that the financial records can be relied upon as a reasonable basis for the preparation of the AFS.AUDIT COMMITTEE STATEMENTThe Committee considered and discussed the AFR, including the Corporate Governance Report, and IAR with both management and the external auditors.During this process, the Committee: •Reviewed the AFS included in the AFR for consistency, fair presentation and compliance with IFRS •Evaluated significant estimates and judgements and reporting decisions •Reviewed the documentation supporting the going concern basis of accounting and concluded that it is appropriate •Evaluated the material factors and risks that could impact the AFR and IAR •Evaluated the completeness of the financial and sustainability disclosures •Discussed the treatment of significant and unusual transactions with management and the external auditors •Reviewed and discussed the sustainability information disclosed in the IAR and, based on these discussions, is satisfied that the information is reliableThe Committee considers that the AFR and the IAR comply with the statutory requirements of the various regulations governing disclosure and reporting in all material respects, and that the AFS comply in all material respects with the Companies Act and IFRS.The Committee recommended to the Board that the AFS included in the AFR be adopted and approved.Yunus SulemanChairperson: Audit Committee 31 March 2022 27Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P681

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Remuneration ReportPreamble to the Remuneration ReportWe present our 2021 Remuneration Report in three sections: •Section 1: The background statement from the Remuneration Committee (RemCo) Chairperson •Section 2: Overview of Gold Fields’ Remuneration Policy •Section 3: Outcomes and implementation of the Remuneration Policy during 2021 Gold Fields’ Board has a duty to ensure the Group’s remuneration policies and practices are fair, responsible and aligned with the long-term interests of Gold Fields’ stakeholders. In doing so, it is critical that the Board remains independent of management when making pay decisions, including those affecting the remuneration of our Chief Executive Officer (CEO), Chief Financial Officer (CFO), members of the Group’s Executive Committee (ExCo) and other Group employees. With this in mind, RemCo – as a constituted committee of the Board comprising only independent non-executive directors (NEDs) – was delegated responsibility for overseeing the Group’s remuneration activities. We detail the qualifications and experience of our RemCo members, as well as the number of meetings held and the attendance thereof, in our Governance Report on p5 – 19. The RemCo Charter and terms of reference are available on www.goldfields.com/standards-and-principles.phpThe primary role of RemCo is to oversee the Group’s approach to reward and remuneration, and to ensure fair, compliant, sustainable and competitive pay that drives the delivery of Gold Fields’ strategy. RemCo is further responsible for overseeing the implementation of related policies to ensure consistent process delivery. To ensure that it remains fully informed on developments and performance, RemCo invites the CEO and Executive Vice President (EVP): People and Organisational Effectiveness to attend meetings, where they provide reports and updates. These executives are not present when matters associated with their own remuneration are considered by the Committee. RemCo can draw on services from a range of external sources, including remuneration advisors.The table alongside summarises how our shareholders have supported the Group’s remuneration policies and implementation practices over the last three years.Annual General Meeting shareholder voting record on remuneration resolutions1 202122020320194Remuneration Policy95%91%90%Implementation of policy98%99%91%NED fees99%99%99%1 The rounded percentage of ‘votes for’ are reflected in the table2 AGM dated 6 May 20213 AGM dated 17 August 20204 AGM dated 21 May 2019RemCo also oversees and manages compensation-related risks. As part of its mandate, RemCo annually, and when considered necessary, reviews risks associated with the remuneration philosophy, structure, policies and practices. The Committee is satisfied that the current executive compensation structure does not create undue risks or promote inappropriate risk-taking behaviour.Below are the key risk mitigation features of our remuneration policies and practices: •RemCo, together with management, is actively involved in the structuring and preparation of the Remuneration Policy to ensure it aligns with the Group strategy of sustainably improving total shareholder returns (TSR) •RemCo uses external experts and carries out external benchmarking as and when required to ensure the Remuneration Policy aligns with global best practices, and that incentive plans are aligned with Group strategy •RemCo ensures fair and responsible remuneration in respect of variable pay by approving a cap on both long-term and short-term incentive plans •RemCo approved a Malus and Clawback Policy in 2020 where the Board has the right to seek repayment of remuneration made available to the executive, or to withhold yet-to-be awarded remuneration in the instance of certain trigger events •Executive remuneration is disclosed annually in Section 3 of this Remuneration Report, and in accordance with the Group’s Remuneration Policy; executives are not involved in any approval process relating to their own remunerationRemCo approves the remuneration of the ExCo members after considering recommendations from the CEO (excluding his own remuneration) and independent external advisors, who have completed the necessary benchmarking to ensure there is alignment with the appropriate industry peer groups in the jurisdictions in which we operate. 28Gold Fields Annual Financial Report including Governance Report 2021 AFR 22-26390-2 C1.1 P682

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Section 1: Message from our RemCo ChairpersonINTRODUCTIONGold Fields’ 2021 Remuneration Report is presented herewith on behalf of RemCo. The Board-approved RemCo Charter and its terms of reference govern the activities of RemCo – which include the release of this report – and is annually reviewed by the Board.The global pandemic continued to affect our workplaces in 2021. Safety has always been a priority for Gold Fields; however, due to the events of 2021, we continued to implement standard measures to safeguard the safety, health and well-being of our people across all operations. Remote work, rigorous hygiene protocols, the use of facemasks and social distancing became integrated as business-as-usual across the Group, and remains an important part of how we protect our people. Despite the ongoing challenges and disruptions brought on by the Covid-19 pandemic, we continued to maintain the integrity of our operations while placing the safety, health and well-being of our people and communities first. We are proud of the resilience shown by everyone at Gold Fields and how our people lived the Company’s values during these challenging times.The pandemic continues to challenge our lives and business in many ways. As at 31 December 2021, 17 of our employees or contractors have passed away as a result of Covid-19.We also recorded one fatality during 2021 at our South Deep operation, that of Mr V Mgcina on 13 April 2021. These are all tragic losses and my deep-felt condolences go out to the family members, friends and colleagues of our team members who passed away. KEY OPERATIONAL AND FINANCIAL HIGHLIGHTSAmid the challenges we faced, Gold Fields delivered a solid set of results for 2021, including the following: •Attributable gold-equivalent production for 2021 was up at 2,340koz (2020: 2,236koz), almost a 5% increase year-on-year •Normalised earnings were US$929m, up from US$879m in 2020 •We declared a total dividend of R4.70/share (2020: R4.80/share), amounting to R2,308.1m (2020: R2,837.3m) •Mine cash-flow amounted to US$913m in comparison with US$868m in 2020 •Net debt fell below US$1bn (2020: US$1,069m) for the first time in a decadeDuring 2021, RemCo strengthened the linkage between environmental, social and governance (ESG) issues and remuneration. While maintaining the overall framework of our Remuneration Policy and the remuneration mix for our executives, RemCo approved that 25% of the performance conditions underpinning long-term incentive plans (LTIPs) in 2021 should focus on ESG-related metrics, for both equity and cash-settled LTI awards. The inclusion of ESG targets will remain in place for future awards. RemCo believes it is appropriate to build on the extensive work carried out on sustainability and long-term value creation with future incentivisation through financial rewards. The 2021 LTI awards included performance metrics for decarbonisation as well as diversity and inclusion aligning to our business strategy.RemCo met six times during 2021 – February, May, June, August, November and December –and focused on the following: •Overseeing the Group’s remuneration processes and, specifically, enhancing the link between performance and reward •Ensuring strategic alignment between targets in Group, regional and personal scorecards •Managing the CEO transition from Mr NJ Holland to Mr CI Griffith, including the related remuneration and benefits terms •Overseeing the inaugural holding period of the executive minimum shareholding requirements (MSR), and supporting principles related to subsequent executive holdings •Issuing performance criteria for the 2021 equity and cash-settled LTIP awards, including measures related to decarbonisation and gender representation across the Group •Reviewing an independent benchmarking study of executive pay and addressing the subsequent outcomes •Approving the outcomes of the 2020 Group scorecard and the 2020 executive performance ratings •Supporting initiatives related to the retention of critical skills in jurisdictions with heightened talent challenges in competitive mining environments •Reviewing the Group’s non-financial incentives as a complement to the remuneration strategy •Discussing the enhancement of remuneration disclosures, policies and practices to assist with better understanding of remuneration 29Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P683

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•Supporting the introduction of systems to automate the Group’s remuneration processes •Continuously assessing the impact of the pandemic in terms of remuneration. There were no Covid-19-related or other adjustments to standard reward outcomes in 2021RemCo is satisfied that it fulfilled its responsibilities in accordance with its mandate for the 2021 financial year and that the Group’s Remuneration Policy achieved its stated objectives. RemCo notes that it has worked closely with management and external advisors to continue improving the Group’s remuneration practices.The Committee believes that its work not only meets its own objectives, but also ensures the alignment of interests across Gold Fields’ diverse set of stakeholders. Overall, we are satisfied that the performance-linked pay received by the Group’s executives aligns with the approved framework for linking variable pay with performance.During the year, and for the second consecutive year, Gold Fields’ 2020 Remuneration Report was placed second by the South African Reward Association in the South African Annual Remuneration Report Awards. This award recognises companies who clearly and concisely disclose their remuneration policies and practices and the implementation thereof to their stakeholders. The award adjudicators assessed Gold Fields’ 2020 Remuneration Report based on the requirements of the King IV Report on Corporate Governance for South Africa, 2016 (King IV), and considered how transparency, fairness and responsible pay decisions were demonstrated. Furthermore, the adjudicators focused on how remuneration detail – including fixed and variable pay – was reported.Our report was commended for the link it demonstrated between reward and human resources (HR) and business strategy, as well as the clear indication of what we do and do not do in terms of our remuneration practices, and for its use of graphics.AdvisorsKhokhela Remuneration Advisors were RemCo’s independent remuneration advisors during 2021 and were present at all regular committee meetings. Deloitte conducted an independent benchmarking study, focusing on executive pay, during Q4 2021. Shareholder engagementOverall, shareholders supported NED fees (99%), the Remuneration Policy (95%) and the implementation thereof (98%), at the Annual General Meeting (AGM) held on 6 May 2021. On behalf of RemCo, I would like to express my thanks to shareholders for their ongoing support and engagement.We will continue to seek and incorporate shareholder feedback as appropriate to refine and enhance our remuneration programmes on an ongoing basis, consistent with our corporate objectives and strategy.ConclusionRemCo concludes that the Company’s employee remuneration policies and practices do not create undue risks or promote inappropriate risk-taking behaviour. RemCo will continue to monitor and assess emerging trends in remuneration policies and practices, and will ensure that fair, equitable and responsible remuneration processes are in place to drive the promotion and implementation of Gold Fields’ strategy, thereby boosting stakeholder value creation.Steven ReidRemCo ChairpersonOn behalf of RemCo, which approved the report on 31 March 2022 •75% of CEO’s target pay is at risk •65% of the CEO and executive team’s short-term incentives (STIs) are linked to Group performance •100% of the CEO and executive team’s LTIs consist entirely of performance shares, which measure absolute and relative TSR, free cash-flow (FCF) margin and ESG metrics •The CEO’s minimum shareholding requirement is three times his annual salary. Other executives’ minimum shareholding requirement is equal to their annual salary, with Clawback and Malus policies in place •Severance payments for executive directors’ upon change of control and termination of employment is two times their annual salary •100% of RemCo members are independent NEDsGold Fields does not: •Reprice underwater shares •Pay dividends for performance shares or any unvested awards •Provide guaranteed bonuses •Grant shares to NEDs •Allow the use of unvested LTIP awards as collateral, or protect the value of any unvested awards, or the value of shares and securities held as part of meeting MSR provisions •Provide financial assistance to directors or prescribed officers Key featuresRemuneration Report continued 30Gold Fields Annual Financial Report including Governance Report 2021 AFR 22-26390-2 C1.1 P684

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Section 2: Remuneration PolicyOur Remuneration Policy and philosophy – which applies to the CEO and CFO (in their capacity as executive directors), and ExCo members (as prescribed officers) – is included in this section of our Remuneration Report. We also include related principles that are relevant across the Group.INTRODUCTIONOur people are driven by passion, guided by values and committed to stakeholder partnerships that help us succeed – on both Group and individual levels.We designed our remuneration structures to support this culture by incentivising high performance. We aim to partner with our people on their journey of continued growth through market-related base pay and benefits, attractive performance-driven STIs and LTIs, as well as recognition and retention programmes.Our Remuneration Policy’s core objective is to attract, retain and motivate top talent to deliver superior results. To ensure we provide remuneration that is fair, appropriate and responsible, we conduct our own internal benchmarking exercise annually and, every second year, use external remuneration data to confirm our objectivity in achieving this goal.RemCo is acutely aware of the global concern around fair and responsible remuneration between management and junior level employees, as well as remuneration disparities between genders. We believe that our approach to short and long-term remuneration is substantively fair and consistently applied throughout the organisation in line with the approved frameworks.Gold Fields’ total reward programme and policy starts with and emanates from our Group strategy and values, as illustrated in the 2022 Group Balanced Scorecard (BSC) on the next page. The Group’s BSC process is part of the business’ day-to-day management, quarterly business review process and performance management process. It is not simply an input to reward-related decision-making, but fundamentally supports our delivery-based culture.For all executive scorecards, we ensure that cascaded objectives are outcomes-focused and that targets are appropriately set, with stretch targets in place to take account of incremental reward. Each year, management and the Board establish the Group’s key objectives for the year ahead to ensure the Group achieves its medium-term targets. The incentives under the Group BSC are then cascaded to executive, regional and individual scorecards.The Group’s HR key focus areas are depicted in the graphic below, while the 2022 BSC goals are captured on the next page.Gold Fields Group HR focus areas Safety Innovation Responsibility Collaborative delivery Respect Integrity POLICIES PROCEDURE DATA SYSTEMS PROCESSES DIVERSITY NEW WAY OF PERFORMANCEMANAGEMENT DEVELOPMENT EFFE CTIVENESS TALENT LEARNING & ORGANISATIONAL INCLUSION WORKING & REWARD CULTURE 31Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P685

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ORGANISATIONAL CAPACITY 1GROW THE VALUE AND QUALITY OF OUR PORTFOLIO OF ASSETS• Merger and acquisition opportunities• Divestment opportunities• Greenfields/Brownfields exploration strategy• Deliver Salares Norte 2ENHANCE THE CAPABILITY OF OUR PEOPLE• Entrench requisite organisational principles • Enhance talent management strategy• Drive learning and development interventions • Future ways of working 3DRIVE CULTURE OF INNOVATION, HIGH PERFORMANCE AND INCLUSIVITY• Design, implement and measure the desired culture 4INCREASE THE VALUE DELIVERED THROUGH MODERNISATION PROJECT• Develop holistic modernisation, technology and modernisation plan based on asset optimisation supported by business cases• Identify high priority modernisation and innovation opportunities• Revamp and accelerate modernisation programme (as part of the five-year (I&T) strategy review) INTERNAL BUSINESS PROCESSES 5IMPROVE QUALITY AND DELIVERY OF OUR PLANS• Strategic projects pipeline delivery initiative• Technical review initiative 6INCREASE DISCIPLINE IN DELIVERING THE PLAN 7IMPROVE OPERATIONAL EFFICIENCIES THROUGH ASSET OPTIMISATION • Assessment of key value drivers for each site• Understanding capability histograms• Stability analysis and understanding variability data• Efficiency tracking for operations• Initiative identification business case, execution) and use case deployment (modernisation) 8IMPROVE EFFICIENCY AND INTENSITY OF CAPITAL SPEND STAKEHOLDER 9ADHERENCE TO ESG FRAMEWORK• Decarbonisation plan and execution (in line with net-zero commitments made)• Diversity strategy and plan• Water stewardship strategy and plan• Communities/stakeholder value creation• Tailings management • Catastrophic risks management 10IMPROVE CONTROLS TO ELIMINATE FATALITIES AND SERIOUS INCIDENTS• Safety programmes• Mental wellbeing initiatives • Lead indicators for environment to be defined 11IMPROVE ANALYST VALUATIONS OF OUR ASSETS• Execute targeted industry and analyst stakeholder engagement plan• Create holistic stakeholder engagement strategy 12IMPROVE THE GOLD FIELDS BRAND WITH EMPLOYEES, HOST COMMUNITIES AND ALL OUR STAKEHOLDERS• Branding initiative FINANCIAL 13IMPROVE TSR 14IMPROVE FCM 15REDUCE DEBT 2022 Group ScorecardINITIATIVES TO SUPPORT THE SCORECARD OBJECTIVES Increase value for all stakeholders Deliver on our commitment to ESG ORGANISATIONAL CAPACITY INTERNAL BUSINESS PROCESSES STAKEHOLDERFINANCIAL INCREASE VALUE FOR ALL STAKEHOLDERS• Cost of equity • Median performer in the peer group 13 IMPROVE TOTAL SHAREHOLDER RETURN (TSR) • Improve controls to eliminate fatalities and serious incidents (fatalities, serious injuries and serious environment incidents)• Reduction in carbon emissions• Increase in female representation• Adherence to tailings standards• Improve business, community and stakeholder value • Water stewardship• 90% delivery against all ESG strategic priority targets including: 9 ADHERENCE TO ESG FRAMEWORK• 80% progress on EHS scorecard (lead indicators) 10 IMPROVE CONTROLS TO ELIMINATE FATALITIES AND SERIOUS INCIDENTS DELIVER ON OUR COMMITMENTS TO ESG • 80% of key strategic planning projects implemented to deliver the selected case• 90% of sites meeting technical review standards in terms of adherence to strategic planning guidance (including capital and operating cost estimates) 5 IMPROVE QUALITY AND DELIVERY OF OUR PLANS• ±5% variance – metal – oz• ±5% variance of capital to plan (spend and correct projects)• ±5% variance – net operating cost• >75% compliance to plan and schedule 6 INCREASE DISCIPLINE IN DELIVERING THE PLAN • One new asset added to portfolio that meets the criteria approved by the Board • 5% increase in internal valuation per share of portfolio using 2021 sustaining case as baseline 1 GROW THE VALUE AND QUALITY OF OUR PORTFOLIO OF ASSETS• 60% of D-band and above workforce assessed• 50% match of D-band individuals assessed to current role requirements 2 ENHANCE THE CAPABILITY OF OUR PEOPLETHE INFOGRAPHIC BELOW SHOWS THE KEY OBJECTIVES UNDER OUR GROUP 2022 BSC. The incentives under the Group BSC are then cascaded to executive, regional and individual scorecards. 32Gold Fields Annual Financial Report including Governance Report 2021 AFR 22-26390-2 C1.1 P686

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ORGANISATIONALCAPACITY 1GROW THE VALUE AND QUALITY OF OUR PORTFOLIO OF ASSETS• Merger and acquisition opportunities• Divestment opportunities• Greenfields/Brownfields exploration strategy• Deliver Salares Norte 2ENHANCE THE CAPABILITY OF OUR PEOPLE• Entrench requisite organisational principles • Enhance talent management strategy• Drive learning and development interventions • Future ways of working 3DRIVE CULTURE OF INNOVATION, HIGH PERFORMANCE AND INCLUSIVITY• Design, implement and measure the desired culture 4INCREASE THE VALUE DELIVERED THROUGH MODERNISATION PROJECT• Develop holistic modernisation, technology and modernisation plan based on asset optimisation supported by business cases• Identify high priority modernisation and innovation opportunities• Revamp and accelerate modernisation programme (as part of the five-year (I&T) strategy review) INTERNAL BUSINESSPROCESSES 5IMPROVE QUALITY AND DELIVERY OF OUR PLANS• Strategic projects pipeline delivery initiative• Technical review initiative 6INCREASE DISCIPLINE IN DELIVERING THE PLAN 7IMPROVE OPERATIONAL EFFICIENCIES THROUGH ASSET OPTIMISATION • Assessment of key value drivers for each site• Understanding capability histograms• Stability analysis and understanding variability data• Efficiency tracking for operations• Initiative identification business case, execution) and use case deployment (modernisation) 8IMPROVE EFFICIENCY AND INTENSITY OF CAPITAL SPEND STAKEHOLDER 9ADHERENCE TO ESG FRAMEWORK • Decarbonisation plan and execution (in line with net-zero commitments made)• Diversity strategy and plan• Water stewardship strategy and plan• Communities/stakeholder value creation• Tailings management • Catastrophic risks management 10IMPROVE CONTROLS TO ELIMINATE FATALITIES AND SERIOUS INCIDENTS • Safety programmes• Mental wellbeing initiatives• Lead indicators for environment to be defined 11IMPROVE ANALYST VALUATIONS OF OUR ASSETS • Execute targeted industry and analyst stakeholder engagement plan• Create holistic stakeholder engagement strategy 12IMPROVE THE GOLD FIELDS BRAND WITH EMPLOYEES, HOST COMMUNITIES AND ALL OUR STAKEHOLDERS • Branding initiative FINANCIAL 13IMPROVE TSR 14IMPROVE FCM 15REDUCE DEBT Improve perception of value • FCM at the business plan gold price (US$1,600) (US$78.9m) 14 IMPROVE FREE CASH-FLOW MARGIN (FCM) • Limit increase in net debt while funding Salares Norte and paying dividends at budget gold price and exchange rates• Target: US$124.6m 15 REDUCE DEBT IMPROVE PERCEPTION OF VALUE • 1.05x analyst valuations to internal valuations (selected cases) – for current assets at the same gold price 11 IMPROVE ANALYST VALUATIONS OF OUR ASSETS• 80% achievement of brand perception project implemented 12 IMPROVE THE GOLD FIELDS BRAND WITH EMPLOYEES, HOST COMMUNITIES AND ALL OUR STAKEHOLDERS• 90% of progress against asset optimisation project plan (from diagnosis to implementation)• 25 business critical initiatives identified per site that enhance the value of the asset • ±8 reduction in variance on milled grade vs plan• % reduction in operating cost per tonne milled against 2021 baseline 7 IMPROVE OPERATIONAL EFFICIENCIES THROUGH ASSET OPTIMISATION• >60% of approved capital allocated in accordance with their capital ranking and allocation framework• 70% capital projects executed in accordance with Board-approved plan (scope, schedule and cost) • 5% capital savings from completed capital projects 8 IMPROVE EFFICIENCY AND INTENSITY OF CAPITAL SPEND• 95% progress on mapping out the culture journey • % alignment to culture roadmap (metric year 2 onwards) 3 DRIVE CULTURE OF INNOVATION, HIGH PERFORMANCE AND INCLUSIVITY• 70% of digital infrastructure projects completed • 50% modernisation projects that comply with the quality framework milestones 4 INCREASE THE VALUE DELIVERED THROUGH MODERNISATION PROJECTSWe are committed to achieving our vision of being the global leader in sustainable gold mining. Our strategy is designed to enable the delivery of this vision through an integrated approach. Our strategy, which comprises four pillars – organisational capacity, internal business processes, stakeholders and financial performance – is further informed by our dedication to operational resilience, debt reduction and integrated thinking. The infographic below shows how we performed against objectives set in the Group 2020 Scorecard. 33Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P687

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REMUNERATION FRAMEWORKGold Fields is committed to ensuring fair, equitable, sustainable and responsible remuneration practices. We believe in compensating our people in relation to sustained value creation, delivered consistently, in a way that is fair and transparent. Our values, ethics and beliefs underpin this philosophy, which aims to attract, retain and motivate top talent.Gold Fields’ Remuneration Policy drives and incentivises the delivery of Gold Fields’ strategy, and continuously supports shareholder value creation by aligning performance with commensurate levels of reward. The principles of King IV guide the fair and responsible application of the Remuneration Policy across all operations. In addition, compliance with all relevant laws and regulations in the various jurisdictions in which we operate is non-negotiable and strictly enforced. A key design principle of the Remuneration Policy is to ensure a clear link between the Gold Fields strategy and our employees’ work-related efforts.PAY FOR PERFORMANCEOur remuneration practices are competitive in the jurisdictions in which we operate, balanced with our pay-for-performance philosophy and overall strategy.Our annual benchmarking efforts reflect this and translate to comparisons typically at the market median of our comparator peer group. Final pay decisions consider benchmarking results in combination with performance, affordability and economic conditions. Talent dynamics may further affect final outcomes.These confirm the degree of alignment of the target pay mix with that of local and international mining peers approved by RemCo, and provides information to the committee when assessing remuneration levels.GOLD FIELDS OVERALL REMUNERATION CONCEPT Remuneration Report continued1 Award at start of the three-year period is modified from 0% to 200% in line with individual performance, as detailed in the section on LTIs. The modified award is also adjusted at the end of the three-year period by a further 0% to 200% factor, in line with level of Company achievement against the performance conditions listed2 RemCo approved the inclusion of ESG metrics in 2020 for the 2021, 2022 and 2023 performance periods. Measured at Group level for Share Plan and corporate participants in the cash-settled LTIP, and at regional level for regional participants in the cash-settled LTIP GUARANTEED REMUNERATIONRemunerates executives for leadership and management skills and the degree of accountability in their rolesMake-up:Weighting:Target amount:Outcomes:ANNUALAssessed performance Reference to peer group CASH EQUITY VARIABLE FIXED COMPONENTS PURPOSE DETAIL PERF. PERIOD MEASURES SHORT-TERM INCENTIVE PLAN (STIP)Rewards executives for their contribution to the achievement of annual financial and non-financial goalsCorporate objectives65%CEO:CFO:Exco:0 to 2 x targetIndividual objectives35%65% of GRP60% of GRP55% of GRP0 to 2 x targetONE YEAR20% Safety20% Production40% All-in costs20% DevelopmentSpecifically designed for each executive and aligned withcorporate strategy and objectives LONG-TERM INCENTIVE PLAN (LTIP)Links the interests of the executives and shareholders by rewarding executives for creating sustained shareholder value over several yearsPerformance shares100%CEO: 104% of GRP1CFO: 96% of GRP1Exco: 88% of GRP1Performance 0 to 2 x targetTHREE YEARS (CLIFF VEST)Group absolute TSR (25%) Group relative TSR (25%) Group FCF margin (25%)ESG (25%)2• Diversity and inclusion (12.5%)• Decarbonisation (12.5%) 34Gold Fields Annual Financial Report including Governance Report 2021 AFR 22-26390-2 C1.1 P688

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Key reward components of the Remuneration Policy Remuneration PolicyGuaranteed remuneration package (GRP), or base rate of pay (BRP)Variable pay STIPs and LTIPs designed to align performance with strategy and value creationBase PayBenefitsSTIPsLTIPsMSRMarket-related base pay packages (GRP or BRP), dependent on performance, roles and responsibilitiesMarket-related benefits guided by local legislation and internal policiesPerformance-based Group annual incentive schemeLonger-term plans that instil a sense of ownership and strategic alignment• Share plans• Cash-settled plan1Encourages executives to hold shares in Gold Fields, in line with best practice1 Not applicable to executivesGold Fields’ Employee Value Proposition balances financial rewards with non-financial rewards to drive the desired levels of performance. The financial reward component of our Employee Value Proposition includes: •GRP or BRP, being the total of base pay, allowances and benefits •Variable pay, which includes STI, LTI and MSRGuaranteed remuneration package Base pay (either GRP/BRP)Objective and link to strategyOperationPolicy and practicePerformance measuresA competitive base pay provided to executives to ensure that their experience, contribution and appropriate market comparisons are fairly reflected. It also allows us to attract and retain the skills required to deliver on our strategic goals.Base pay for all employees is reviewed annually after considering benchmarks against comparator groups, Group performance, economic circumstances, affordability, individual performance, changes in responsibility and inflation levels. Changes are effective from 1 March each year.The CEO makes recommendations on ExCo base pay – excluding his own – to RemCo for approval by the Board.We seek close alignment between executive salary increases and increases for all non-bargaining unit employees, where practical. This is informed by country inflation and individual performance. The guaranteed pay benchmark is the market median.Both Group and individual performances in line with the BSC inform the individual base pay review. This is in addition to economic circumstances, affordability, changes in job responsibility and alignment across employee groups.Benefits and allowances Benefits and allowancesObjective and link to strategyOperationPolicy and practicePerformance measuresProvided to ensure local market competitiveness benefits are provided based on affordability to both the employees and the Group.Based on local market trends and can include items such as group life insurance, disability and accidental death insurance. Our Expatriate Policy provides that special allowances may be made for expatriate employees in respect of, among others, relocation costs, cost of living, and the cost of education for children and their families.In line with approved policy, the provision of benefits complies with legislation across the jurisdictions in which we operate. Benchmarking ensures that there are competitive benefits aimed at attracting and retaining key employees.Not applicable. 35Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P689

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BelowOn-targetStretch1,0001,0001,0006501,3001,0402,080 CHIEF EXECUTIVE OFFICER US$’000■ GRP■ STI■ LTI CHIEF FINANCIAL OFFICER ■ GRP■ STI■ LTIBelowOn-targetStretch8008008004809607681,536US$’000 AVERAGE EXECUTIVE COMMITTEE BelowOn-targetStretch6006006003306605281,056US$’000■ GRP■ STI■ LTI SHORT-TERM INCENTIVES (STIP)Our STIP is a performance-based Group annual incentive scheme that supports value creation and motivates our people to achieve success for the Group.All Group executives, regional executives and management-level employees (Paterson D-band and above categories) are eligible to participate in the STIP, subject to the achievement of applicable performance conditions. Individual performance (BSC)• Linked to team/department strategyCompany performance conditions (bonus parameters)• Safety (20%)• Gold production (20%)• All-in Costs (AIC) (40%)• Development and waste stripping (20%)CategoryIndividualGroupRegionOperationCEO35%65%0%0%CFO35%65%0%0%Group executive35%65%0%0%Regional executive35%20%45%0%General manager35%0%20%45%Regional office35%0%65%0%Mines35%0%0%65%Remuneration mix •Gold Fields’ total reward model links financial reward to a combination of job type and performance – therefore, the mix of GRP/BRP and variable pay differs according to level of performance and the grade of the job held. To entrench a high-performance culture, and in line with international best practice, the more senior the role, the higher the proportion of variable pay (at-risk pay) and the remuneration package. Pay-at-risk comprises 75% of our CEO’s total target reward, of which 38% is LTIs •For exceptional performance, the Group aims to position overall remuneration, including STIs and LTIs, at the 75th percentile of our comparator market. This aligns with our total reward strategy of ensuring a market-competitive reward mix, rewarding employees for exceptional performance, and the retention of high-performing employees. RemCo retains the discretion to determine whether, and to what extent, specific performance levels warrant total pay at the 75th percentile •The graphs illustrate different scenarios of performance achievement of the total remuneration for the CEO, CFO and ExCo members, on a single total figure basis, based on the 2021 Remuneration Policy and using simplified hypothetical GRPs/BRPs for ease of illustrationRemuneration scenarios at different levels of performance1 1 Not actual pay levels but rather for theoretical purposes of displaying the pay policy remuneration mix. LTI award at target 100% levels reflected above, the award can increase to 200%. The vesting can be a further 200% in addition. ‘Below'’assumes no annual LTI; ‘On-target’ assumes 100% outcome; ‘Stretch'’assumes 200% outcome. Does not include any share price movement.Remuneration Report continued 36Gold Fields Annual Financial Report including Governance Report 2021 AFR 22-26390-2 C1.1 P690

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200150100500012345RatingNo bonus awardedBonuskicks in100%of target200% of target PERSONAL PERFORMANCE RATING CORRELATION TO PERCENTAGE ACHIEVEMENT% •Target performance for bonus parameters links to the annual business plan approved by the Board •Operational objectives for each mine are measured against plans approved by RemCo and comprise safety, production, costs and physical mine development (ore and waste) goals •The operational objectives form the basis of the regional objectives and subsequently feed into the Group objectives •If individual, operational, regional or Group objectives do not exceed threshold targets, no bonus is payable •Based on the above, RemCo approves annual payments of STIP in February of each year •Where applicable, production bonuses are paid to employees at mine level •We consider regional and on-mine schemes – for example, in Peru, we apply a statutory bonus scheme in compliance with legislation, and pay the difference between a higher calculated STIP and legislated bonus, if applicable •Threshold, on-target and stretch bonus amounts expressed as a percentage of GRP (or BRP) are as below: Job gradeBonus target incentive as % of GRP or BRPThresholdOn-targetStretchCEO0%65%130%CFO0%60%120%EVP0%55%110% •Achievement falling between threshold and on-target and stretch is calculated on a straight-line basis between the two reference points •In advance of the STIP outcome, executives may elect to defer some or all of their STIP by converting a portion of their cash into shares towards their MSR-related commitmentsGROUP PERFORMANCE MEASURESThis is made up of the following bonus parameters: •Safety (20%)The safety performance measure comprises a mix of leading and lagging indicators listed below.In addition, a fatal accident acts as a negative modifier. A fatality results in a forfeiture of the entire safety element (20%) for bonus purposes for the applicable operation and region; corporate office participants forfeit the entire 20% safety element of bonus for any fatality recorded in the Group’s operations.– Serious injuries –Safety engagement rate (SER) –Near-miss reporting –Timely close-out of corrective actions on serious potential injuries •Gold production (20%) •All-in Costs (AIC) (40%) •Development and waste stripping (20%)INDIVIDUAL PERFORMANCE MEASURESWe continued our efforts to align performance management processes with our Group strategy. This included the addition of a balance between leading and lagging indicators into all scorecards and ensuring that we set appropriate stretch targets for all management-level employees. While this new approach builds on our previous BSC process, it also ensures a stronger alignment between our strategy and scorecards. This ensures that our strategy is cascaded into measurable objectives that we track through our performance management process.The chart shows how performance rating scores on the five-point scale translate to percentages used for bonus calculation purposes. A score below 2 results in 0%, and a score between 4.7 and the maximum of 5 results in the capped achievement of 200%. 37Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P691

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Remuneration report continuedLONG-TERM INCENTIVES Gold Fields’ Amended 2012 Share PlanGold Fields’ Amended 2012 Share Plan (Share Plan) is a conditional share plan that provides for annual awards of performance shares, which vest after three years subject to performance conditions. Participants receive shares under the Share Plan to instil a sense of ownership among executives, therefore enabling: •Alignment of executive rewards with shareholder interests •Retention of key people •Alignment of people costs with business results The participants in the Share Plan are: •ExCo members: 100% of LTI participation through the Share Plan •Regional ExCo members: 30% of LTI awards through the Share Plan and 70% through the cash-settled LTIP (p39)Other employees who are eligible for LTI awards receive 100% of their LTIs through the cash-settled LTIP.By only awarding shares to Group and regional executives, Gold Fields ensures the future sustainability of the share scheme by limiting the issuance of shares under the plan. The use of Company shares also aligns executive management interests with those of shareholders.Performance share awards are determined by job grade, performance and guaranteed remuneration. The award profile is set out below, expressed as a percentage of an individual’s GRP or BRP as applicable: Individual performance rating1.0 to 2.7: 0%2.8 to 3.2: 50%3.3 to 3.7: 100%3.8 to 4.2: 150%4.3 to 5: 200%CEO—52104156208CFO—4896144192ExCo—4488132176Regional ExCo1—9 – 101827 – 3036 – 401 This represents 30% of their LTI participation, as 70% of their LTI is under the cash-settled LTIP 38Gold Fields Annual Financial Report including Governance Report 2021 AFR 22-26390-2 C1.1 P692

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These awards in monetary value are used to calculate an equivalent number of shares based on the three-day volume weighted average price (VWAP) preceding 1 March annually. The vesting of these shares is subject to the following performance conditions: Performance conditionWeightingThreshold (0% vesting)Target (100% vesting)Stretch (200% vesting)Absolute TSR33%N/A – no vesting below targetThe US Dollar (nominal) cost of equity1 over the three-year performance periodUS Dollar cost of equity + 6% over the three-year performance periodRelative TSR33%Below median of the peer group2Median of the peer groupUpper quartile of the peer groupFCF margin34%Average FCF margin over the three-year performance period of 5% at a gold price of US$1,300/ozAverage FCF margin over the three-year performance period of 15% at a gold price of US$1,300/oz Average FCF margin over the three-year performance period of 20% at a gold price of US$1,300/oz1 Cost of equity is validated by an external consultant2 For the 2021 awards, the peer group consisted of AngloGold Ashanti, Barrick, Eldorado Gold, Yamana, Agnico Eagle, Kinross, Newmont, Newcrest, Northern Star and Endeavour •Vesting occurs after three years from award and depends on the extent to which the Group has met the above performance conditions over the three-year period. Vesting is capped at 200% of the award •In advance of the vesting date, executives also have the option to elect to defer some or all of their vested share awards towards the achievement of their MSR •Linear interpolation is applied between threshold and target and target to stretch performanceCash-settled long-term incentives (LTIP)The cash-settled LTIP ensures alignment between regional contributions and the Group’s long-term business strategy. The use of cash as opposed to shares reduces the number of shares required, while still ensuring a longer-term focus for participants.During 2020, RemCo carried out a comprehensive review of the LTIP awards. As a result, the Committee established that LTIP awards made in 2018 and 2019 would use the final year regional scorecard ratings (2020 and 2021 respectively) as performance criteria on vesting of these awards. Cash-settled LTIP awards made in 2020 would use the average of the three years’ regional scorecard ratings (2020, 2021 and 2022) to determine the performance outcome. Executive directors or prescribed officers of the Company do not participate in this cash-settled LTIP.The LTIP’s design links regional long-term strategic objectives with Group objectives. Regional performance conditions and targets are set and agreed with RemCo through the BSC process. The BSC ratings are used to determine vesting outcomes for awards in 2018, 2019 and 2020. While awards are made in March each year, and settled in February three years later, the measurement periods are from 1 January of the year of the award to 31 December of the third year of award. RemCo approves the performance conditions for each set of awards based on management recommendations.From 2021, RemCo supports the use of a framework that aligns performance conditions for the Share Plan and the cash-settled LTIP as follows: •Group absolute TSR (25%) •Group relative TSR (25%) •Group FCF margin (25%) •ESG (25%), measured at Group level for Share Plan and corporate participants in the cash-settled LTIP, and at regional level for regional participants in the cash-settled LTIP 39Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P693

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Remuneration report continuedOTHER KEY FEATURES OF OUR REMUNERATION POLICYExecutive minimum shareholding requirementsAligning the interests of our executives with those of our shareholders is critical to sustainable value creation. As such, we encourage executives to hold shares in Gold Fields in line with international and South African best practice.Our MSR Policy, which we introduced in 2017, requires ExCo members to hold shares in Gold Fields equivalent to the multiples of their GRP/BRP as indicated: •CEO: 300% (increased from 200% from April 2021) •All other ExCo members: 100%.The ExCo members are given a period of five years to achieve these multiples.RemCo makes an award of matching shares at a ratio of 1:3 (one share for every three committed towards the MSR, capped at the matching share limit). The value of the ultimate number of matching shares that will vest is limited to 67% of GRP in the case of the CEO, and 33% of GRP or BRP for all other executives. The matching shares vest at the end of the five-year period if the participant remains in the employment of the Group and has retained the committed shares.Retention and sign-on bonusesRemCo has the discretion to approve management-proposed sign-on payments and/or retention payments to recruit and/or retain individuals at certain levels for specific business reasons. Below these levels, management has the discretion to approve such payments. The typical minimum work-back period for retention payments is two years. No such payments were made to executives during 2021.Malus and clawbackThe Board is entitled to seek repayment of remuneration amounts that were made in error and subsequently restated. The policy gives RemCo the right to recover all forms of remuneration from executives. This is applicable, but not limited to: remuneration relating to base pay, the achievement of financial or performance goals or similar conditions for any award, or payment under the annual incentive plan or LTIP, or any bonus payment, whether vesting is based on the achievement of performance conditions, the passage of time, or both.The right of recovery may be exercised within three years from the restatement date and the policy sets out the procedures to be followed depending on whether the remuneration has been paid, transferred or otherwise made available to the executive, as well as the steps to take if the amount is not immediately recoverable.Our Malus and Clawback Policy, approved in 2020, permits the Board to withhold yet-to-be awarded remuneration in the event of certain trigger events.Executive Committee service contracts and termination provisionsGold Fields can terminate an executive’s employment summarily for any reason recognised by law in the respective jurisdictions.The general principles governing the settlement of employment benefits and rewards is that employees who resign voluntarily or are dismissed for disciplinary reasons forfeit all unvested benefits and awards. Employees who separate from the Group for reasons of death, disability, retirement or redundancy for operational reasons, retain a portion of unvested benefits and awards. This portion is based on the principles of time (pro-rata) and performance testing at on-target levels and in line with the principles of King IV.Executive directors have employment agreements in place with Gold Fields Group Services Proprietary Limited (GFGS), Gold Fields Ghana Holdings BVI Limited (GF Ghana), Gold Fields Orogen BVI Limited (Orogen) and Gold Fields Holdings Company. The EVP: Strategy, Planning and Group Development also has employment agreements with GFGS and Orogen.In terms of the South African employment contracts with Group ExCo, employment continues until terminated upon notice by either party or retirement age, which is currently 63 years. Orogen, GF Ghana and Gold Fields Holdings Company have substantially similar terms.The notice period is 12 months for the CEO and CFO; and six months for other Group ExCo members. 40Gold Fields Annual Financial Report including Governance Report 2021 AFR 22-26390-2 C1.1 P694

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Change of control provisions for the Chief Executive Officer, Chief Financial Officer and Executive Vice President: Sustainable DevelopmentIn 2012, RemCo resolved to discontinue the remuneration entitlement in the event of a change of control for senior executives appointed after 1 January 2013. Senior executives appointed before this date are entitled to the change of control remuneration benefits and retained their rights under the previous policy. This applies to the CFO and EVP: Sustainable Development. This change of control provision was also included in the terms agreed for the incoming CEO in 2021 and approved by RemCo.A change of control is defined as a third party or concert parties holding 30% or more of Gold Fields’ ordinary shares. In the event of the finalisation of an acquisition, merger, consolidation, scheme of arrangement or other reorganisation, whether or not there is a change of control and if the executive directors' services are terminated, the change of control provisions also apply. For these employees, their employment contracts provide that, in the event of their employment being terminated within 12 months of the change of control, the executive is entitled to: •Payment of an amount equal to two times annual GRP for the CFO and the EVP: Sustainable Development, plus an amount equal to the average of the incentive bonuses paid during the previous two completed financial years •For the CEO, a payment equal to two times annual GRP together with any other payments then due and payable •Full vesting of all LTIP awardsTheir employment contracts also provide that these payments cover any compensation or damages the executive directors may have under applicable employment legislation.Share PlanThe Share Plan provides for pro-rata vesting of LTI awards in the event of a change of control.A change of control as defined for the purpose of Share Plan includes (in summary) an acquirer obtaining: •Ownership or voting control of 50% of the Company’s issued share capital •The right to control the management of the Company or the composition of the board, or •The approval by the Company’s shareholders of, or the consummation of, a merger or consolidation of the Company with another business entityThe treatment of LTI awards on a change of control is subject to any pre-existing employment conditions, which take precedence in the event of a conflict.NON-BINDING ADVISORY VOTE – REMUNERATION POLICYAs set out in King IV, shareholders are required to cast non-binding advisory votes on the Remuneration Policy and Implementation Report at Gold Fields’ AGM on 1 June 2022.Should there be a 25% or higher vote against either of the above, we will engage with shareholders to understand the drivers of the dissenting votes, and to discuss potential remedial measures. We also attempt to connect with most shareholders who vote against our remuneration approach to understand their perspective. NON-EXECUTIVE DIRECTORSNon-executive directors’ remunerationNEDs are not eligible to receive any STIs or LTIs. Gold Fields pays NEDs based solely on their role within the Board and/or committees, with differentiation only between international directors and those based in South Africa. We apply the policy using the following principles: •Payment of a Board fee for the Board meetings attended during the year •Board committee members receive annual committee fees for participation •The Chairperson and Lead Independent Director receive all-inclusive annual fees for all Board and committee participation •We review fees annually and implement any increases in June of each year •Travel expenses are paid to NEDs for travel for site visits and Board meetingsNon-executive directors’ fee reviewWe intend to seek approval for increases based on last year’s inflation rates to be applied to the prevailing fees of NEDs, effective from 1 June 2022, of 4.7% for Rand-based fees and of 3.2% for US Dollar-based fees.The following fixed annual fees shall be payable to NED's with effect from 1 June 2022 (excluding value-added tax (VAT)) if approved by shareholders at the AGM on 1 June 2022. 41Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P695

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Proposed NED Fees Approved 2021/2022fees in Rand Proposed 2022/2023fees in Rand Approved 2021/2022fees in US$Proposed 2022/2023fees in US$Chair of the Board (all-inclusive fee)3,355,1233,512,800 na na Lead Independent Director (all-inclusive fee)2,184,0562,286,700 na na Members of the Board1,101,2541,153,00083,62386,300Chair of the Audit Committee400,034418,800 na na Chairs of the Capital Projects Control and Review Committee, Nominating and Governance Committee, Remuneration Committee, Risk Committee, Social, Ethics and Transformation Committee and Safety, Health and Sustainable Development Committee* 246,214257,80018,64019,200Members of the Audit Committee 206,340216,00015,70516,200Members of the Capital Projects Control and Review Committee, Nominating and Governance Committee, Remuneration Committee, Risk Committee, Social, Ethics and Transformation Committee and Safety, Health and Sustainable Development Committee 155,368162,70011,92112,300Chair of the Ad-hoc Committee62,37165,3004,6714,800Member of the Ad-hoc Committee38,71340,5002,9893,100The Chair and Lead Independent Director do not receive any additional fees to their all-inclusive fees above, regardless of Chair or member roles on committees.Remuneration report continued 42Gold Fields Annual Financial Report including Governance Report 2021 AFR 22-26390-2 C1.1 P696

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This section of the Remuneration Report explains how we implemented our Remuneration Policy and provides details of the remuneration paid to executives and NEDs for the financial year ended 31 December 2021.Our STIP and LTI targets comprise objectives that are deliberately and rigorously evaluated and selected based on their importance to the Company’s success. Therefore, in a year that continued with the Covid-19 pandemic, we elected not to modify or eliminate any of our chosen objectives. Instead, we requested that our people place an overarching priority on their safety and those of our host communities, and to maintain the integrity and long-term value of our operations. Our people responded diligently to these additional priorities, and achieved solid annual performance for the Group in 2021. Guaranteed remuneration package Guaranteed pay (GRP and BRP) adjustmentsKey factsPolicy application •All eligible employees received a salary increase on 1 March 2021, with an average increase of 2.3% for executives •The overall increase in employment costs during 2021 was within the approved mandate of RemCo •Executive packages were increased only by country-specific inflation rates for the 2021 review period •Across the Group, salary increase mandates were set at the prevailing country-specific inflation rate, with an additional percentage for addressing pay gaps, where applicable •The forward-looking drive to eliminate any unintended bias that may be present in our pay systems is being conducted across the Group with the help of an independent professional advisor, DeloitteSHORT-TERM INCENTIVESKey facts •Bonus parameters for 2021 were approved as detailed in Section 2 •The total 2021 annual incentive award payment amounted to US$26m (2020: US$27m), with 628 (2020: 656) eligible employees participating •The incentive is based on an average individual performance rating of 3.5 (2020: 3.8) out of a maximum of 5.0 against performance measures set at the beginning of the yearPolicy application •Incentive bonus parameters and targets are agreed and approved at the beginning of each cycle •Bonus parameter performance achievement is peer reviewed internally and by independent external advisors prior to approval and payment •There is calibration between individual performance ratings and Group or Company performance as applicable •Regional incentives are aligned with operation and regional performance achievements •Operational objectives form the basis of the regional objectives and subsequently feed into Group objectives •Actual performance achievement is confirmed by the Group’s external auditors •Performance calculations are formulaic, however, RemCo does have the discretion to adjust the outcome deemed appropriate •There were no Covid-19-related or other adjustments to standard reward outcomes in 2021Average exchange rates of US$1: R14.79 (2020: R16.38) and A$1: R11.11 (2020: R11.29) were applied for calculation purposes in this section.Section 3: Implementation Report 43Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P697

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Remuneration report continuedGroup objectivesGroup performance was assessed with an outcome of 94% for the 2021 year, with targets and achievements shown below. The fatal accident recorded at South Deep resulted in the negative modifier being applied for safety metrics at operation and Group levels. 2021 ObjectivesWeight Target AchievedFinal weighted achievement Safety • Safety Engagement Rate5%5.380%0%• Increase in near-miss reporting 5%4750%0%• Timely close-out of corrective actions on serious potential incidents 5%95%0%0%• Reduction in serious injuries 5%110%0%Gold (equivalent) production (koz)20%2,32365%13%AIC (US$/oz)140%1,311152%61%Development and waste 100%20%• Development at South Deep (m)4%4,563200%• Destress at South Deep (m)4%50,2330%• Open-pit waste mined (kt) 6%123,686200%• Underground development (m) 6%49,2970%Total94%1 Every year-end, AIC is adjusted for STIP purposes by measuring in local currency and converting to US Dollar at budgeted exchange rate, excluding worker’s participation at Cerro Corona, and calculating the related royalty charge based on budgeted gold prices. Cerro Corona by-products are normalised for budgeted prices. CHIEF EXECUTIVE OFFICER’S 2021 BALANCED SCORECARD WeightObjectiveTargetResultsOverall rating4.0Financial15%Reduce debt to improve TSR, reduce risk and create financial flexibilityTarget •Contain increase in net debt to no more than US$115m @ US$1,600/oz while funding Salares Norte and paying dividendsStretch target •Contain increase in net debt to no more than US$20m @ US$1,700/oz while funding Salares Norte and paying dividendsAchieved stretch target •Net debt result was US$116.4m against a targeted US$20m reduction4.0Internal business processes10%Improve TSF managementTarget •Gap analysis completed by September •No Level 3 to 5 incidents •One to two less variances than 2020 level of TSF performance variance •GISTM implementation: compliance roadmap under development •75% of key appointments madeStretch target •Gap analysis completed by June 2020 and commence initiatives •No Level 3 to 5 Incidents •Three less variances than 2020 level of TSF performance variances •Compliance roadmap •90% of key appointments made •Agreement of Asanko to become compliant with the GISTMAchieved stretch target •Gap analysis completed by June •One Level 3 incident in January 2021 (Tarkwa TSF 5 sinkhole); no subsequent incidents •Out-performed 2020 with three variances •Compliance roadmap – stretch achieved •100% of appointments made4.0 44Gold Fields Annual Financial Report including Governance Report 2021 AFR 22-26390-2 C1.1 P698

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WeightObjectiveTargetResultsOverall rating4.0Internal business processes continued10%Revitalise and integrate strategic planning processTarget •List of action items developed and actions commenced Stretch target •List of action items developed and actions have been significantly advanced. Process items identified, which will enhance future strategy sessions Achieved stretch target •Comprehensive 10-year strategy developed •Completed new vision, purpose and strategy. Established clear objectives and measures for long-term strategy delivery and established key high-focused initiatives which will be monitored to deliver strategy. Project charters detail all the activities and actions to be executed and the dependencies4.510%Improve diversity and inclusionTarget •21.5% female in total; 21% female in leadership positions; 53% female in core miningStretch target •23% female in total; 22% female in leadership positions; 54% female in core miningAchieved between target and stretch target •21.8% female representation. This was impacted by high turnover in general in the mining sector •21.8% women in leadership •53.07% women in core mining 3.515%Improve quality of the portfolio – advance Salares NorteTarget •65% of total project complete •34% pre-striping completed (17.3Mt) •60% construction progress •85% fabrication and equipment deliveryStretch target •Maintain overall progress, momentum and first gold schedule; 70% of total project complete •39% pre-stripping completed (19.8Mt) •66% construction progress •90% fabrication and equipment deliveryAchieved stretch target •First gold schedule maintained; 62% project completed •44.9% pre-stripping completed (22Mt). Brought forward additional equipment to accelerate pre-stripping •55% construction completed forecast – impacted by Covid-19 •99.6% fabrication 4.010%Improve the quality of the Chilean portfolioTarget •Five targets prepared for exploration drilling •Drill test three new targets within SN District •District drilling exploration: 18km DDHStretch target •Seven targets prepared for exploration drilling •Drill test five new targets within SN District •District Drilling Exploration: 18.6km DDHAchieved stretch target •Seven target preparations completed •Exploration drilling over top ranked targets within SN District completed in eight areas •District drilling achieved 23,844m versus a plan of 18,000m4.010%Improvement in South Deep people and processes Target •70% of supervisory-level rated above level 3.0 and 50% of mid-levels rated above level 3.5 •27% mine error factor •88% stoping complianceStretch target •80% of supervisory level rated above level 3.0 and 60% of mid-levels rated above level 3.5 •23% mine error factor •92% stoping complianceAchieved between target and stretch target •85% supervisory level above 3 rating; 58% mid-managers rating above 3.5. South Deep's focus on improving the bench strength an leadership capabilities has been impressive •29% mine error factor •Stoping compliance 88%3.5 45Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P699

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Remuneration report continued WeightObjectiveTargetResultsOverall rating4.0Internal business processes continued10%Improve I&TTarget •80% committed modernisation (I&T) projects achievedStretch target •90% committed modernisation (I&T) projects achievedAchieved between target and stretch target •81% – 83% as at 10 December 2021 despite Covid-19 and supply chain constraints 3.510%Driving the process behind ‘Living the Gold Fields Values’ Target •New purpose and vision derived, distributed and communicated across the organisation Stretch target •New purpose and vision derived, distributed and recognised/owned by our employees; identifiable within leadershipAchieved beyond stretch target •New purpose vision and values launched Group-wide via live webinar, Modern and innovative medium used for the launch with an impressive pack of supporting material to support the regional roll out. Roll-out programme in place for execution over the coming months into 2022 in conjunction with the regions that will entrench these in the workforce and drive the desired culture in leadership4.5CHIEF FINANCIAL OFFICER’S 2021 BALANCED SCORECARD WeightObjectiveTargetResultsOverall rating 3.8Financial15%Refinance the Peru subsidiary La Cima Revolving Credit Facility (RCF)Target •New three-year non-recourse facility at 2.8% over LIBOR. If LIBOR has been replaced by the overnight benchmark rate, a margin equivalent to the margin above LIBORStretch target •New three-year non-recourse facility at better than 2.8% over LIBOR. If LIBOR has been replaced by the overnight benchmark rate, a margin equivalent to the margin above LIBORAchieved stretch target •Peru subsidiary La Cima refinanced with a US$150m RCF •Renegotiated and executed a new three-year US$150m RCF. Secured by sales contracts and non-recourse to Gold Fields. Substantially improved margin over LIBOR from 2.8% to 1.4% •Documentation completed and agreement signed and effective from April 20214.015%Refinance the Ghana US$100m RCF facilityTarget •New three-year non-recourse facility at 3.5% over LIBOR. If LIBOR has been replaced by the overnight benchmark rate, a margin equivalent to the margin above LIBORStretch target •New three-year non-recourse facility at better than 3.5% over LIBOR. If LIBOR has been replaced by the overnight benchmark rate, a margin equivalent to the margin above LIBORAchieved stretch target •Ghana US$100m RCF •Renegotiated a new three-year US$100m RCF unsecured and non-recourse to Gold Fields. Margin over LIBOR substantially improved from 3.5% to 2.75% for first third utilisation, 2.85% second third utilisation and 2.95% for final third. Improved commitment fee from 1.4% to 0.9%. Documentation still being finalised. Expected to be finalised by end-July 20214.0 46Gold Fields Annual Financial Report including Governance Report 2021 AFR 22-26390-2 C1.1 P700

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WeightObjectiveTargetResultsOverall rating 3.8Financial25%Reduce net debtTarget •Contain net debt increase to no more than US$115m at a US$1,600/oz gold priceStretch target •Contain net debt increase to no more than US$20m at a US$1,700/oz gold priceAchieved stretch target •Stretch target achieved at US$1,7004.020%Investment grade rating from S&PTarget •Maintain BB+ positive outlook rating Stretch target •Be upgraded to investment gradeMet target •S&P review in April/May confirmed our BB+ positive rating outlook. S&P stated that they would do a ratings review early next year 3.07.5%Implement global cybersecurity operations centreTarget •Implement global cybersecurity operations centre that monitors critical ICT assets across the group by December 2021Stretch •Implement global cybersecurity operations centre that monitors critical ICT and OT assets across the Group by December 2021Achieved stretch target •The ISO 27001 recertification has been achieved for all operations and regions •The global cybersecurity operations centre has been implemented and are monitoring all critical and non critical ICT and OT assets4.07.5%Implement cyber-resilient infrastructure utilising cloud based platformsTarget •Migrate all critical ICT infrastructure to cyber resilient cloud platforms by December 2021Stretch •Migrate all critical and non-critical ICT infrastructure to cyber resilient cloud platforms by December 2021Achieved stretch target •The adoption of a cyber-resilient cloud platform has been completed for the Gold Fields Group email environment and mobile device management. A cloud identity and access management system has been set up in the Microsoft Azure cloud4.0Organisational capacity10%Live the Gold Fields valuesTarget •Average rating of 3.0 on values 360° assessmentStretch target •Average rating of 4.0 or above on values 360° assessmentAchieved between target and stretch target •Evidence as per the values 360° scorecard 3.5In line with their BSC performance, RemCo awarded the CEO and CFO bonuses equal to 76% and 68% of their annual GRP, respectively. The following chart shows the historical performance outcomes for the CEO over a five-year period, through the percentage of GRP paid as bonus. 47Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P701

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Remuneration Report continuedTranslation of ratings Performance ratingLabelDescriptor5.0Exceptional performerFar exceeded expectations by making a unique business contribution 4.5Top performer Consistently exceeds expectations in all areas4.0High performer High standard achieved with expectations notably exceeded in some areas3.5Great performer Consistently meets expectations with some great achievements3.0Good performer Meets expectations 2.5Moderate performer Achieved most objectives set but not all2.0Low performer Meets a few of the objectives set1.0Non-performer Did not achieve objectives setLONG-TERM INCENTIVESThe Group currently has the following LTIP in place: •Equity-settled Share Plan awards for executives governed by Gold Fields’ Share Plan (amended), details of which are provided in notes to the Annual Financial Statements (AFS) •The cash-settled plans for all other eligible LTIP participants in the regions and corporate officesIn addition, the MSR Policy applies to shares held by executives.Performance share awardsPerformance conditionsAwards made in terms of the Share Plan were subject to the following performance conditions:Absolute and relative total shareholder returnsThis has a 66% weighting broken down as below and measured over the three-year measurement period.Absolute total shareholder returns – 33% of the initial award value will vest on the following TargetTSR performanceTSR factorBelow target0%N/ATargetAverage US Dollar cost of equity as measured over a three-year period and independently assessed100%StretchTarget +6% per annum200%Above stretchCapped at 200%200% 1401201008060402001401201008060402002017■ Maximum■ Target20182019202081.86513075.874.972.350.72021 CHIEF EXECUTIVE OFFICER’S FIVE-YEAR BONUS PAYOUT HISTORY AS A PERCENTAGE OF GRPBonus multiple of GRP (%)Previous CEONew CEO 48Gold Fields Annual Financial Report including Governance Report 2021 AFR 22-26390-2 C1.1 P702

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Relative total shareholder return – 33% of the initial award value will vest on the following basis: TargetTSR performanceTSR factorBelow target0%N/ATargetMedian of the peer group100%StretchUpper quartile of the peer group200%Above stretchCapped at 200%200%Free cash-flow marginFCF margin has a 34% weighting and targets an average FCF margin of 15%, with an average FCF margin of 20% for stretch for the three-year measurement period, calculated at a gold price of US$1,300/oz. The FCF margin is expressed as a percentage and defined as: revenue less AIC, excluding share-based payments and LTIP charges (AIC, subject to any add-backs on exploration and projects), the realised portion of revenue hedges, taxation paid and LTIP payments divided by revenue (greenfields exploration, acquisitions, projects, dividends and debt service costs are excluded).The use of a constant gold price benchmark over the period allows us to measure those elements within our control only, since gold price is outside of our control. TargetFCF margin performanceFCF margin factorThresholdAverage FCF margin over the performance period of 5% at a gold price of US$1,300/oz – margin to be adjusted relative to actual gold price for the performance period0%TargetAverage FCF margin over the performance period of 15% at a gold price of US$1,300/oz – margin to be adjusted relative to actual gold price for the performance period100%StretchAverage FCF margin over the performance period of 20% at a gold price of US$1,300/oz – margin to be adjusted relative to actual gold price for the performance period200%In terms of the provisions of the Share Plan, eligible employees are awarded performance shares on 1 March of each year, which vest in mid-February three years later, subject to closed periods. The performance of these awards since 2019 is illustrated in the tables that follow.2019 performance share award Performance period: 1 January 2019 to 31 December 2021Vesting date: 15 February 2022 (closed period lifted 17 February 2022) ExecutiveTitleNumber of shares awardedUS$m value on award dateEstimated US$m fair value at year-end NJ Holland Previous CEO 163,9660.652.46PA Schmidt CFO238,2680.954.15A Baku Previous EVP: West Africa275,6531.094.8R ButcherEVP: Technical81,3680.321.42S Mathews EVP: Australasia109,5770.431.91L RiveraEVP: Americas176,9810.703.08TL Leishman EVP: Group Head of Legal and Compliance127,1710.502.22BJ Mattison EVP: Strategy, Planning and Group Development155,4120.622.71NA Chohan EVP: Sustainable Development126,3920.502.2A Nagaser EVP: Investor Relations and Group Affairs57,8410.231.01M Preece EVP: South Africa60,2760.241.05R Bardien EVP: People and Organisational Effectiveness69,1170.271.21,642,0226.5228.20 49Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P703

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Remuneration report continued

2020 performance share award

Performance period: 1 January 2020 to 31 December 2022

Vesting date: 15 February 2023

Executive	Title	Number of shares awarded	US$m value on award date	Estimated US$m fair value at year-end
NJ Holland	Previous CEO	282,734	1.81	2.83
PA Schmidt	CFO	182,429	1.17	3.46
A Baku	Previous EVP: West Africa	106,176	0.68	1.57
R Butcher	EVP: Technical	46,937	0.3	0.89
S Mathews	EVP: Australasia	90,471	0.58	1.72
L Rivera	EVP: Americas	102,253	0.65	1.94
TL Leishman	EVP: Group Head of Legal and Compliance	72,926	0.47	1.38
BJ Mattison	EVP: Strategy, Planning and Group Development	89,250	0.57	1.69
NA Chohan	EVP: Sustainable Development	72,478	0.46	1.38
A Nagaser	EVP: Investor Relations and Group Affairs	53,222	0.34	1.01
M Preece	EVP: South Africa	69,130	0.44	1.31
R Bardien	EVP: People and Organisational Effectiveness	63,597	0.41	1.21
		1,231,603	7.88	20.40

2021 performance share award

Performance period: 1 January 2021 to 31 December 2023

Vesting date: 15 February 2024

Executive	Title	Number of shares awarded	US$m value on award date	Estimated US$m fair value at year-end
CI Griffith	CEO	110,068	0.93	1.09
NJ Holland	Previous CEO	250,680	2.13	0.48
PA Schmidt	CFO	119,925	1.02	1.19
A Baku	Previous EVP: West Africa	142,682	1.21	0.63
R Butcher	EVP: Technical	45,449	0.39	0.45
S Mathews	EVP: Australasia	87,603	0.74	0.87
L Rivera	EVP: Americas	91,606	0.78	0.91
TL Leishman	EVP: Group Head of Legal and Compliance	62,898	0.53	0.62
BJ Mattison	EVP: Strategy, Planning and Group Development	78,230	0.66	0.78
NA Chohan	EVP: Sustainable Development	62,512	0.53	0.62
A Nagaser	EVP: Investor Relations and Group Affairs	30,602	0.26	0.3
M Preece	EVP: South Africa	89,436	0.76	0.89
R Bardien	EVP: People and Organisational Effectiveness	54,852	0.47	0.54
		1,226,543	10.42	9.37

Gold Fields | Annual Financial Report including Governance Report 2021
AFR | 50

Cash-settled long-term incentive planThe Group executives do not participate in the cash-settled LTIP. The 2018 cash-settled LTIP is a three-year performance plan intended to provide alignment between employee’s performance and Group strategy. Each performance cycle starts on 1 January of the first year and ends on 31 December of the third year. Participants include employees from level DL to EU, on a 100% participation level, and regional ExCo members participate 70% in the cash plan and 30% in the Share Plan. The cash plan has approximately 713 participants.Minimum shareholding requirementAs explained on p40, executives are encouraged to hold shares in Gold Fields in accordance with the MSR Policy. The MSR achievement in the table below is for the period up to 31 December 2021. During 2018, the Company entered a self-imposed special closed period for executive management to, inter alia, trade in shares, which slowed down the rate of achievement of the MSR Policy targets for some individuals. Furthermore, this closed period resulted in an extension in the MSR holding target date by an equivalent period of one year unless the executive reached their target level prior to the end of the holding period inclusive of the additional year.Executives may elect to defer certain cash or equity awards to increase their MSR holdings. Any contribution purchased using post-tax income is grossed-up for taxes at the top prevailing marginal rate of individual tax when determining the contribution. Also refer to the share ownership table on p21 for full share ownership details. The number of shares subject to tax gross-up for the following executives are presented in the following table: Name and titleHoldings (number of restricted and tax grossedpersonal shares)1MSR achievementTarget date for endof build-upCI Griffith, CEO2,3641%31 March 2026PA Schmidt, CFO357,100329%17 May 2021M Preece, EVP: South Africa350,056455%14 May 2023A Nagaser, EVP: Investor Relations and Group Affairs244,417899%17 May 2022NA Chohan, EVP: Sustainable Development433,295903%17 May 2022TL Leishman, EVP: Group Head of Legal and Compliance63,497220%17 May 2022BJ Mattison, EVP: Strategy, Planning and Group Development146,978319%17 May 2022R Bardien, EVP: People and Organisational Effectiveness39,471108%31 January 2024R Butcher, EVP: Technical45,34396%17 May 2022L Rivera, EVP: Americas83,807146%31 October 2022S Mathews, EVP: Australasia21,69847%31 January 20231 Shares committed by 31 December 2021 are included for indicative purposes; personal shares are grossed up for tax in line with MSR Policy 51Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P705

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Executive directors’ and prescribed officers’ remunerationIn line with King IV remuneration reporting guidelines, remuneration related to performance for the 2021 measurement period is disclosed in the following single total figure remuneration table. This includes the value for the 2019 LTIP that vested in accordance with the performance period ended on 31 December 2021. The actual remuneration that will be settled during 2022 may vary depending on exchange rate and continued employment. The 2018 LTIP that vested in with the performance period ended on 31 December 2020 is the actual remuneration that was settled during 2021. The remuneration cash-flow statement may be found in the table unvested award and cash flow settlement on p54 – 59. Note 40 to the AFS and other sections in this Remuneration Report.Remuneration report continued MR CI GRIFFITH •Mr Griffith was appointed as CEO on 1 April 2021 •Mr Griffith has a contract in South African Rand and US Dollar. The 2021 US Dollar contract amount included in the table on the next page for Mr Griffith is US$244,500 MR NJ HOLLAND •Mr Holland retired with effect from 31 March 2021 •Mr Holland had contracts in both South African Rand and US Dollar. The 2021 US Dollar contracts included in the table on the next page are US$106,950, with US$215,881 stated in other payments as part of termination payment. The 2020 US Dollar amounted to US$424,550 •Other payments to Mr Holland include a termination payment in line with his retirement agreement MR PA SCHMIDT •Mr Schmidt has contracts in both South African Rand and US Dollar. The 2021 US Dollar contract amount included in the table on the next page amount to US$131,500. The 2020 US Dollar amounted to US$129,600 •Other payments to Mr Schmidt include a long-service award of US$2,459 for 25 years’ service 52Gold Fields Annual Financial Report including Governance Report 2021 AFR 22-26390-2 C1.1 P706

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Remuneration for executive directors and prescribed officers – all figures US$’000 NameStatusSalary1Pension fund contributionCashincentives2LTIP reflected3Matchingshares reflected4Other5Total single figure of remunerationCI Griffith6 Executive director 2021719.517.7748.2———1,485.52020———————NJ Holland7 Executive director2021318.56.1741.12,458.5—757.34,281.620201,174.221.7904.36,767,1—3.18,870.3PA SchmidtExecutive director2021641.948.9470.34,148.9—2.55,312.52020574.342.6446.64,958.5—1.76,023.8L Rivera8 Prescribed officer2021812.8 335,7 —3,081.7274.1451.04,955.32020708.6130.4—3,492.4—389.44,720.8A Baku9 Prescribed officer2021874.1201.1530.44,799.8—3,533.49,938.82020859.3197.7564.15,439.5—184.37,244.8R ButcherPrescribed officer2021429.336.9261.21,416.810.7—2,154.92020382.838.3235.41,753.6102.9—2,513.0NA ChohanPrescribed officer2021368.032.0263.72,200.8——2,864.52020318.727.0227.42,661.123.41.83,259.3BJ Mattison10 Prescribed officer2021466.225.5306.82,706.1—1.713,506.32020416.822.2281.14,312.454.10.055,086.7TL Leishman11 Prescribed officer2021375.926.6251.32,214.4—1.52,869.62020327.523.1224.72,677.5108.353.03,414.2A NagaserPrescribed officer2021266.127.6183.41,007.2——1,484.32020229.523.8158.11,826.726.00.42,264.4S Mathews12 Prescribed officer2021564.740.2337.01,908.070.927.32,948.22020493.656.9333.62,874.8—25.13,784.1M Preece13 Prescribed officer2021545.626.7333.11,049.6——1,955.02020475.423.2302.61,337.6222.82.92,364.6R Bardien14 Prescribed officer2021323.627.4219.21,203.547.6—1,821.22020279.023.6117.61,455.239.3—1,914.8Exchange rates used: US$1 = R14.79 (FY2021) and US$1 = R16.38 ( FY2021)1 Mr Griffith, Mr Schmidt and Mr Mattison have contracts in South African Rand and US Dollar. The 2021 US Dollar contract amounts included above are: Mr Griffith US$244,500 Mr Schmidt US$131,500 and Mr Mattison US$93,500 The 2020 US Dollar amounts included in the 2020 reporting were: Mr Schmidt US$129,600 and Mr Mattison US$92,100 Mr Holland had contracts in South African Rand and US Dollar. The 2021 US Dollar contracts included above are US$106,950 with US$215,881 stated in other payments as part of termination payment The 2020 US Dollar amounts included in the 2020 reporting were: Mr Holland US$424,550 2 The annual bonus accruals for the year ended 31 December 2020 were paid in February/March 2021. The annual bonus accruals for the year ended 31 December 2021 were paid in February/March 20223 The values of the 2019 performance shares with a performance period ending 31 December 2021 is reflected in the 2021 figures. The value of the 2018 performance shares with a performance period ending 31 December 2020 is reflected in the 2020 figures. Values reported are as at 31 December 2021, calculated using forecasted 167% vesting and 20 day VWAP of US$10.43 For Mr Holland, award pro-rated in accordance with retirement agreement 4 The cash equivalent value of matching shares awarded in 2021 under the terms of MSR Policy are reflected in 2021, and 2020 includes awards made in May 20205 Other includes incidental payments unless otherwise stated For Mr Schmidt – other includes long-service award of US$2,459 for 25 years’ service6 Mr Griffith – appointed as CEO on 1 April 20217 Mr Holland – retired effective 31 March 2021; other payments include termination payment in line with retirement agreement8 Mr Rivera – other payments include advance payment of portion of estimated Utilidades for 2020 and 2021 and a recognition award for 2021. Pre-payments or advance payments are common practice in Peru but not common practice anywhere else in the Group. Benefit includes use of a Company-owned vehicle9 Mr Baku – resigned on 31 December 2021. Other payments for 2020 relate to leave encashment and leave travel allowance, and termination payment and leave encashment for 2021. Benefit includes use of a Company-owned vehicle10 Mr Mattison – other payments for 2021 relate to forced leave encashment in accordance with Company policy11 Ms Leishman – other payments for 2021 relate to forced leave encashment in accordance with Company policy, and for 2020 relate to an approved bonus for handover to newly appointed Company Secretary, for her role as acting Company Secretary12 Mr Mathews – other payments for 2021 and 2020 relate to bonus payment for most improved and best operation bonus scheme. May avail of company-provided local transportation at operations, on non-exclusive basis13 Mr Preece may avail of Company-provided local transportation at operations, on non-exclusive basis14 Ms Bardien – elected prior to the determination of the annual performance bonus for 2020, in line with the rules of the MSR Policy, to defer 40% of her 2020 cash bonus (US$78,398) into Restricted Shares. Prior to such election her full calculated annual performance bonus for 2020 was US$195,995 53Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P707

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Remuneration report continued

Unvested award and cash-flow on settlement

Executive	Opening number of awards on 1 January 2020	Granted/ enhanced vesting during 2020	Forfeited/ lapsed during 2020	Vested during 2020	Closing number on 31 December 2020
CI Griffith					
2021 Performance Shares PS14	–	–	–	–	–
TOTAL					
NJ Holland					
2017 Performance shares PS10	370,042	296,034		666,076	–
2017 MSR Matching Shares	244,574	–	–	244,574	–
2018 Performance Shares PS11	380,207	–	–	–	380,207
2019 Performance Shares PS12	163,966	–	–	–	163,966
2020 Performance Shares PS13	–	282,734	–	–	282,734
2021 Performance Shares PS14	–	–	–	–	–
TOTAL					
PA Schmidt					
2017 Performance shares PS10	178,808	143,046	–	321,854	
2017 MSR Matching Shares	40,850	–	–	–	40,850
2018 Performance Shares PS11	278,594	–	–	–	278,594
2018 MSR Matching Shares	24,285	–	–	–	24,285
2019 Performance Shares PS12	238,268	–	–	–	238,268
2020 Performance Shares PS13	–	182,429	–	–	182,429
2021 Performance Shares PS14	–	–	–	–	–
TOTAL					
L Rivera					
2017 Performance shares PS10	67,182	53,746	–	120,928	
2018 Performance Shares PS11	196,218		–	–	196,218
2019 Performance Shares PS12	176,981		–	–	176,981
2020 Performance Shares PS13	–	102,253	–	–	102,253
2021 Performance Shares PS14					
2021 MSR Matching Shares					
TOTAL					
A Baku					
2017 Performance shares PS10	156,967	125,574	–	282,541	
2017 Retention Share PS10 – Damang	133,311	–	–	133,311	
2017 MSR Matching Shares	13,468	–	–	–	13,468
2018 Performance Shares PS11	305,617	–	–	–	305,617
2018 MSR Matching Shares	4,489	–	–	–	4,489
2019 Performance Shares PS12	275,653	–	–	–	275,653
2020 Performance Shares PS13	–	106,176	–	–	106,176
2021 Performance Shares PS14					
TOTAL					
NA Chohan					
2017 Performance shares PS10	70,907	56,726	–	127,633	–
2017 MSR Matching Shares	14,008	–	–	–	14,008
2018 Performance Shares PS11	149,513		–	–	149,513
2018 MSR Matching Shares*	10,770		–	–	10,770
2019 Performance Shares PS12	126,392				126,392
2019 MSR Matching Shares*	4,000		–	–	4,000
2020 MSR Matching Shares	–	2,878	–	–	2,878
2020 Performance Shares PS13	–	72,478	–	–	72,478
2021 Performance Shares PS14					
TOTAL					

Gold Fields | Annual Financial Report including Governance Report 2021

AFR | 54

Unvested award and cash-flow on settlement ExecutiveOpening number of awards on 1 January 2020Granted/enhanced vesting during 2020Forfeited/lapsed during 2020Vested during 2020Closing number on 31 December 2020 Cash value on settlementduring 2020US$Closing estimated fair value at 31 Dec 2020 US$Granted/enhanced vesting during 2021Fair value at grant date US$Forfeited/lapsed during 2021Vested during 2021Closing number on 31 Dec 2021Cash value on settlement during 2021 US$Closing estimated fair value at 31 Dec 2021 US$ CI Griffith2021 Performance Shares PS14————— ——110,068934,634——110,068—1,090,264 TOTAL ,1ff1,072 NJ Holland 2017 Performance shares PS10 370,042296,034666,076— 3,818,897———————— 2017 MSR Matching Shares 244,574——244,574— 2,267,201———————— 2018 Performance Shares PS11 380,207———380,207 —6,729,846380,2073,228,362760,414—6,456,725— 2019 Performance Shares PS12 163,966———163,966 —2,856,929——22,773—141,193—2,458,536 2020 Performance Shares PS13 —282,734——282,734 —4,092,244——133,513—149,221—2,831,706 2021 Performance Shares PS14 ————— ——250,6802,128,631201,937—48,743—482,817 TOTAL 7,167,1ff6 ffi,73ff,1 ff7,287,3088,0ff1,020 PA Schmidt 2017 Performance shares PS10 178,808143,046—321,854 1,845,326———————— 2017 MSR Matching Shares 40,850———40,850 376,596———40,850—363,409— 2018 Performance Shares PS11 278,594———278,594 4,931,248278,5942,365,560—557,188—4,731,119— 2018 MSR Matching Shares 24,285———24,285 223,883——60623,679—210,653— 2019 Performance Shares PS12 238,268———238,268 —4,151,560————238,268—4,148,863 2020 Performance Shares PS13 —182,429——182,429 2,640,446————182,429—3,461,881 2021 Performance Shares PS14 ————— ——119,9251,018,334——119,925—1,187,901 TOTAL ,628,ffi07 0,ffi0ffi,3ffi28,ffi18, 6 6,3ff6,728 L Rivera 2017 Performance shares PS10 67,18253,746—120,928 693,332———————— 2018 Performance Shares PS11 196,218——196,218 —3,473,153196,2181,666,100—392,436—3,332,200— 2019 Performance Shares PS12 176,981——176,981 —3,083,701————176,981—3,081,697 2020 Performance Shares PS13 —102,253——102,253 —1,479,993————102,253—1,940,414 2021 Performance Shares PS14 91,606———91,606—907,391 2021 MSR Matching Shares 27,935———27,935—291,270 TOTAL 7ffffi,ffiffi06,1ffi7,627ffi,ffiffi0,0117,001,330 A Baku 2017 Performance shares PS10 156,967125,574—282,541 1,619,928——————— 2017 Retention Share PS10 – Damang 133,311——133,311 764,329——————— 2017 MSR Matching Shares 13,468———13,468 —124,161————13,468—140,427 2018 Performance Shares PS11 305,617———305,617 —5,409,568305,6172,595,014—611,234—5,190,028— 2018 MSR Matching Shares 4,489———4,489 —41,384————4,489—46,805 2019 Performance Shares PS12 275,653———275,653 —4,802,953————275,653—4,799,832 2020 Performance Shares PS13 —106,176——106,176 —1,536,773——23,595—82,581—1,567,106 2021 Performance Shares PS14 142,682—79,268—63,414—628,139 TOTAL 0,ffi62,087 ,ff 2,6218, ff1,1063, 60,ffi 1 NA Chohan 2017 Performance shares PS10 70,90756,726—127,633— 731,774———————— 2017 MSR Matching Shares 14,008———14,008 —129,140———14,008—153,905— 2018 Performance Shares PS11 149,513——149,513 —2,646,452149,5131,269,525299,026—2,539,049— 2018 MSR Matching Shares* 10,770——10,770 —99,289——5,2965,474—60,143— 2019 Performance Shares PS12 126,392126,392 —2,202,243————126,392—2,200,812 2019 MSR Matching Shares* 4,000——4,000 —36,876———4,000—43,948— 2020 MSR Matching Shares —2,878——2,878 —26,532——2,878—31,620— 2020 Performance Shares PS13 —72,478——72,478 —1,049,034————72,478—1,375,386 2021 Performance Shares PS14 62,512———62,512—619,204 TOTAL 3ffi ,3327, 6ff,8770,606,7772, ff8,210 55Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P709

II-56

Remuneration report continued

Executive	Opening number of awards on 1 January 2020	Granted/ enhanced vesting during 2020	Forfeited/ lapsed during 2020	Vested during 2020	Closing number on 31 December 2020
A Nagaser					
2017 Performance shares PS10	48,673	38,938	–	87,611	
2018 Performance Shares PS11	102,633		–	–	102,633
2018 MSR Matching Shares*	3,722		–	–	3,722
2019 Performance Shares PS12	57,841		–	–	57,841
2019 Matching Shares	11,818		–	–	11,818
2020 Matching Shares	–	3,200	–	–	3,200
2020 Performance Shares PS13	–	53,222	–	–	53,222
2021 Performance Shares PS14					
TOTAL					
TL Leishman					
2017 Performance shares PS10	95,126	76,101	–	171,227	
2017 MSR Matching Shares	–	–	–	–	–
2018 Performance Shares PS11	150,434	–	–	–	150,434
2019 Performance Shares PS12	127,171	–	–		127,171
2019 MSR Matching Shares	3,333	–	–	–	3,333
2020 MSR Matching Shares	–	13,333	–	–	13,333
2020 Performance Shares PS13	–	72,926	–	–	72,926
2021 Performance Shares PS14					
TOTAL					
BJ Mattison					
2017 Performance shares PS10	116,641	93,313	–	209,954	
2017 MSR Matching Shares	14,368	–	–	–	14,368
2018 Performance Shares PS11	242,291	–	–	–	242,291
2018 MSR Matching Shares*	2,911	–	–	–	2,911
2019 Performance Shares PS12	155,412	–	–	–	155,412
2019 MSR Matching Shares	5,499	–	–	–	5,499
2020 MSR Matching Shares	–	6,666	–	–	6,666
2020 Performance Shares PS13	–	89,250	–	–	89,250
2021 Performance Shares PS14					
TOTAL					
M Preece					
2017 Performance shares PS10	53,462	42,770	–	96,232	–
2018 Performance Shares PS11	75,153	–	–	–	75,153
2019 Performance Shares PS12	60,276	–	–	–	60,276
2020 MSR Matching Shares	27,442	–	–	–	27,442
2020 Performance Shares PS13	69,130	–	–	–	69,130
2021 Performance Shares PS14	–	–	–	–	–
TOTAL					
R Butcher					
2017 Performance shares PS10	98,389	78,711	–	177,100	
2018 Performance Shares PS11	98,523	–	–	–	98,523
2019 Performance Shares PS12	81,368	–	–	–	81,368
2020 MSR Matching Shares	–	12,675	–	–	12,675
2020 Performance Shares PS13	–	46,937	–	–	46,937
2021 Performance Shares PS14					
2021 MSR Matching Shares					
TOTAL					

Gold Fields | Annual Financial Report including Governance Report 2021
AFR 56

ExecutiveOpening number of awards on 1 January 2020Granted/enhanced vesting during 2020Forfeited/lapsed during 2020Vested during 2020Closing number on 31 December 2020 Cash value on settlementduring 2020US$Closing estimated fair value at 31 Dec 2020 US$Granted/enhanced vesting during 2021Fair value at grant date US$Forfeited/lapsed during 2021Vested during 2021Closing number on 31 Dec 2021Cash value on settlement during 2021 US$Closing estimated fair value at 31 Dec 2021 US$ A Nagaser 2017 Performance shares PS10 48,67338,938—87,611 502,311——————— 2018 Performance Shares PS11 102,633——102,633 —1,816,653102,633871,463—205,266—1,742,927— 2018 MSR Matching Shares* 3,722——3,722 —34,313———3,722—33,112— 2019 Performance Shares PS12 57,841——57,841 —1,007,816————57,841—1,007,162 2019 Matching Shares 11,818——11,818 —108,950——54811,270—100,260— 2020 Matching Shares —3,200——3,200 —29,501——3,200—28,468— 2020 Performance Shares PS13 —53,222——53,222 —770,326————53,222—1,009,972 2021 Performance Shares PS14 30,60230,602303,124 TOTAL 810,ffi ffi,373,871 ,ff12,3770,ffi01,086 TL Leishman 2017 Performance shares PS10 95,12676,101—171,227 981,717——————— 2017 MSR Matching Shares ————— ————————— 2018 Performance Shares PS11 150,434———150,434 —2,662,754150,4341,277,345—300,868—2,554,690— 2019 Performance Shares PS12 127,171——127,171 2,215,816————127,171—2,214,376 2019 MSR Matching Shares 3,333———3,333 —30,727———3,333—29,651— 2020 MSR Matching Shares —13,333——13,333 —122,917——45412,879—114,574— 2020 Performance Shares PS13 —72,926——72,926 —1,055,519————72,926—1,383,887 2021 Performance Shares PS14 62,89862,898623,028 TOTAL ff6 ,3 37,163,3ffi00,7ff6,ff 82,00 ,0ff BJ Mattison 2017 Performance shares PS10 116,64193,313—209,954 1,203,756——————— 2017 MSR Matching Shares 14,368———14,368 —132,459——1,45012,918—114,921— 2018 Performance Shares PS11 242,291———242,291 —4,288,667242,2912,057,309—484,582—4,114,617— 2018 MSR Matching Shares* 2,911———2,911 —26,837———2,911—25,897— 2019 Performance Shares PS12 155,412———155,412 —2,707,885————155,412—2,706,125 2019 MSR Matching Shares 5,499———5,499 —50,695———5,499—48,920— 2020 MSR Matching Shares —6,666——6,666 —61,454———6,666—59,302— 2020 Performance Shares PS13 —89,250——89,250 —1,291,789————89,250—1,693,661 2021 Performance Shares PS14 78,23078,230774,897 TOTAL ,01ffi,3876,88ff,3682,ffi7ffi,7838, 32,76ffi M Preece 2017 Performance shares PS10 53,46242,770—96,232— 551,739———————— 2018 Performance Shares PS11 75,153———75,153 —1,330,24475,153638,129—150,306—1,276,258— 2019 Performance Shares PS12 60,276———60,276 —1,050,244————60,276—1,049,561 2020 MSR Matching Shares 27,442———27,442 —252,988————27,442—286,130 2020 Performance Shares PS13 69,130———69,130 —1,000,576————69,130—1,311,852 2021 Performance Shares PS14 ————— ——89,43689,436885,896 TOTAL 88 ,3ffiffffi,7ffi2,18 ,037,086ffi,8ffiffi,2ffiff R Butcher 2017 Performance shares PS10 98,38978,711—177,100 1,015,390———————— 2018 Performance Shares PS11 98,523———98,523 —1,743,90498,523836,565—197,046—1,673,130— 2019 Performance Shares PS12 81,368———81,368 —1,417,749————81,368—1,416,828 2020 MSR Matching Shares —12,675——12,675 —116,851————12,675—132,158 2020 Performance Shares PS13 —46,937——46,937 —679,358————46,937—890,704 2021 Performance Shares PS14 45,449———45,449—450,189 2021 MSR Matching Shares 1,089———1,086—11,323 TOTAL ,1 8,ffiff1ffi,ff83,670 ,73ffi, ffi10,ff1 ,01ffi 57Gold Fields Annual Financial Report including Governance Report 2021AFR 22-26390-2 C1.1 P711

II-58

Remuneration report continued

Executive	Opening number of awards on 1 January 2020	Granted/ enhanced vesting during 2020	Forfeited/ lapsed during 2020	Vested during 2020	Closing number on 31 December 2020
S Mathews					
2017 Performance shares PS10	107,533	86,026	–	193,559	–
2018 Performance Shares PS11	161,520	–	–	–	161,520
2019 Performance Shares PS12	109,577	–	–	–	109,577
2020 Performance Shares PS13	–	90,471	–	–	90,471
2021 Performance Shares PS14					
2021 MSR Matching Shares					
TOTAL					
R Bardien					
2018 Performance Shares PS11	81,760		–	–	81,760
2019 Performance Shares PS12	69,117		–	–	69,117
2020 MSR Matching Shares	–	4,844	–	–	4,844
2020 Performance Shares PS13	–	63,597	–	–	63,597
2021 Performance Shares PS14					
2021 MSR Matching Shares					
TOTAL					

a. Mr Holland and Mr Baku exited the Company during 2021. The balances reflected above are adjusted in accordance with their approved separation terms for vestings over the next three years
b. PS11/2018 performance shares awarded in February 2018 (effective 1 March 2018) vested in February 2021, with an estimated vesting in 2020 of 192% and actual vesting of 200% in 2021
c. PS12/2019 performance shares awarded effective 1 March 2019 vesting in February 2022 were valued with an estimated vesting of 189% in 2020 and 167% in 2021
d. PS13/2020 performance shares awarded (effective 1 March 2020) vesting in February 2023 were valued with an estimated vesting of 157% in 2020 and 182% in 2021
e. PS14/2021 performance shares awarded (effective 1 March 2021) vesting in February 2024 were valued with an estimated vesting of 95% in 2021
f. All matching shares awarded were valued with an estimated vesting of 100%
g. Executives who were settled with matching shares in 2021 were also settled with restricted shares, if any held, in line with the MSR Policy
h. The restriction on number of matching shares was applied on the value of shares and not number of shares, prior to an amendment to the policy in August 2021. This is relevant for executives who have met and exceeded their target holdings
i. The 20-day vwap for determining the value of the unvested awards as at 31 December 2020 is US$9.22, and US$10.43 for unvested awards as at 31 December 2021
j. Share prices used are based on the ADR share price

Gold Fields | Annual Financial Report including Governance Report 2021

AFR | 58

Cash value on settlement during 2020 US$	Closing estimated fair value at 31 Dec 2020 US$	Granted/ enhanced vesting during 2021	Fair value at grant date US$	Forfeited/ lapsed during 2021	Vested during 2021	Closing number on 31 Dec 2021	Cash value on settlement during 2021 US$	Closing estimated fair value at 31 Dec 2021 US$
1,109,756	–	–	–	–	–	–	–	–
–	2,858,982	161,520	1,371,477	–	323,040	–	2,742,954	–
–	1,909,260	–	–	–	–	109,577	–	1,908,019
–	1,309,462	–	–	–	–	90,471	–	1,716,831
		87,603	–	–	–	87,603	–	867,740
		7,232	–	–	–	7,232	–	75,406
1,109,756	6,077,703						2,742,954	4,567,996
–	1,447,191	81,760	694,229	–	163,520	–	1,388,459	–
–	1,204,288		–	–	–	69,117	–	1,203,506
–	44,657	–	–	–	–	4,844	–	50,507
–	920,492	–	–	–	–	63,597	–	1,206,854
		54,852				54,852	–	543,329
		4,848				4,848	–	50,549
–	3,616,629						1,388,459	3,054,745

Gold Fields | Annual Financial Report including Governance Report 2021

AFR | 59

Remuneration Report continuedNON-BINDING ADVISORY VOTE – IMPLEMENTATION REPORTAs set out in King IV, shareholders are required to cast a non-binding advisory vote on the Implementation Report at Gold Fields’ AGM on 1 June 2022.Should there be a 25% or higher vote against the adoption of the above, we will embark upon a process of shareholder engagement to understand the drivers of the dissenting votes, and to discuss potential remedial measures.NON-EXECUTIVE DIRECTOR FEES – ALL FIGURES US$’000NEDs were paid the following committee and Board fees as approved by shareholders on 6 May 2021 for the period 1 June 2021 to 31 May 2022. Gold Fields Limited Board Fees2021 and 2020Subsidiary Board fees2021 and 2020 Name2021Directors’fees 2021 Committee fees 2021TotalBoardfees2020Total Boardfees 2021Total subsidiaryfees 2020Total subsidiaryfeesCA Carolus 223.74—223.74194.92RP Menell127.94—27.94126.89YGH Suleman 73.4475.57149.00127.66PJ Bacchus 83.1490.17173.31164.55SP Reid2104.4947.75152.24136.7836.8334.96TP Goodlace373.4456.94130.38107.50A Andani483.1450.19133.33122.3674.0269.68C Letton534.3628.2662.62148.35P Mahanyele-Dabengwa612.005.0817.0891.06PG Sibiya761.4443.20104.64—JE McGill89.19—9.19—1 Mr Menell resigned from the Board on 10 March 2021 2 Mr Reid is a director of various subsidiaries in the Netherlands and Isle of Man. Fees are paid by Gold Fields Netherlands and Services BV and Orogen, respectively. Appointed as Lead Independent Director on 1 September 2021 with an all-inclusive Rand-based fee3 Mr Goodlace appointed to Nominating Committee effective 23 November 2021. He was paid pro-rated fees for November 2021, plus the full monthly fee for December 2021, in February 20224 Mr Andani is a director of subsidiaries Gold Fields Ghana Limited and Gold Fields Abosso Limited. Appointed as Chairperson of the Capital Projects Committee on 1 June 20215 Ms Letton resigned from the Board on 31 May 20216 Ms Mahanyele resigned from the Board on 28 February 20217 Ms Sibiya appointed to the Board on 1 March 20218 Ms McGill appointed to the Board on 22 November 2021 and only received Director fees for this period. Committee appointments took effect in February 2022 60Gold Fields Annual Financial Report including Governance Report 2021 AFR 22-26390-2 C1.1 P714

II-61

Management’s Discussion and Analysis of the Financial Statements

The following management’s discussion and analysis of the financial statements should be read together with the Gold Fields consolidated financial statements, including the notes accompanying these financial statements.

OVERVIEW

Gold Fields is a significant producer of gold and a major holder of gold reserves and resources in South Africa, Ghana, Australia and Peru. In Peru, Gold Fields also produces copper. In addition, Gold Fields has completed a feasibility study on the Salares Norte deposit in Chile and the final notice to proceed (“FNTP”) was provided by the Board in February 2020 and construction commenced in April 2020. In Chile, Gold Fields will produce silver and gold. Gold Fields is primarily involved in underground and surface gold and surface copper mining and silver from 2023 and related activities, including exploration, extraction, processing and smelting.

Salares Norte made good progress in a year where construction activities were impacted by COVID-19 and severe weather conditions. Approximately 4% of the non-critical project completion was deferred to 2022 to preserve camp capacity for contractors employed on critical path activities given the COVID-19 restrictions in place. The detailed engineering, which was 97% complete at the end of 2020 was completed during the early months of 2021. Although the total project progress of 63% was slightly behind plan (67%) at 31 December 2021, all critical path items of the project have tracked the plan and the bulk of the equipment (97%) had been fabricated and delivered. Pre-stripping of the pit and construction of the processing plant commenced during January 2021, in line with the project’s construction schedule. At 31 December 2021, 22.9Mt of earth had been moved, comfortably ahead of plan of 17.3Mt, while plant construction stood at 36% completion.

In 2021, the South African, Ghanaian (including Asanko), Peruvian and Australian operations produced 12%, 36%, 10% and 42% of its total gold production, respectively.

Gold Fields’ economic interest in the South Deep mine in South Africa is 96.43%. Gold Fields also owns a 100% of the St Ives, Agnew, Granny Smith mines and 50% of the Gruyere gold mine in Australia, 90.0% of the Tarkwa and Damang mines in Ghana and 45% of the Asanko mine in Ghana. Gold Fields also owns 99.5% of the Cerro Corona mine in Peru.

II-62

Management’s Discussion and Analysis of the Financial Statements continued

Reserves

As of 31 December 2021, Gold Fields reported attributable proved and probable gold and copper reserves of approximately 47 million ounces of gold and 474 million pounds of copper, as compared to the 50 million ounces of gold and 563 million pounds of copper reported as of 31 December 2020.

Gold production

	2021		2020		2019
Figures in thousands unless otherwise stated	Gold produced – oz Managed	Gold produced – oz Attributable	Gold produced – oz Managed	Gold produced – oz Attributable	Gold produced – oz Managed	Gold produced – oz Attributable
South Deep	292.6	282.2	226.9	226.9	222.1	222.1
South African region	292.6	282.2	226.9	226.9	222.1	222.1
Tarkwa	521.7	469.5	526.3	473.7	519.1	467.2
Damang	254.4	229.0	223.0	200.7	208.4	187.6
Asanko – 45%	94.6	94.6	112.5	112.5	113.0	113.0
Ghanaian region (including Asanko)	870.7	793.1	861.7	786.9	840.5	767.8
Ghanaian region (excluding Asanko)	776.1	698.5	749.3	674.4	727.5	654.8
Cerro Corona	248.3	247.0	207.1	206.1	292.7	291.3
South American region	248.3	247.0	207.1	206.1	292.7	291.3
St Ives	393.0	393.0	384.9	384.9	370.6	370.6
Agnew	223.0	223.0	233.3	233.3	219.4	219.4
Granny Smith	279.2	279.2	269.6	269.6	274.8	274.8
Gruyere – 50%	123.3	123.3	129.1	129.1	49.5	49.5
Australian region	1,018.5	1,018.5	1,016.8	1,016.8	914.3	914.3
Total Group (including Asanko)	2,430.1	2,340.8	2,312.4	2,236.7	2,269.5	2,195.4
Total Group (excluding Asanko)	2,335.5	2,246.2	2,200.0	2,124.2	2,156.5	2,082.4

Managed gold production for the Group (including Asanko) was 2,430 million ounces (2020: 2,312 million ounces and 2019: 2,270 million ounces) of gold equivalents in 2021, 2,341 million ounces (2020: 2,237 million ounces and 2019: 2,195 million ounces) of which were attributable to Gold Fields with the remainder attributable to non-controlling shareholders in Ghana and Peru.

Managed gold production for the Group (excluding Asanko) was 2,336 million ounces (2020: 2,200 million ounces and 2019: 2,157 million ounces) of gold equivalents in 2021, 2,246 million ounces (2020: 2,124 million ounces and 2019: 2,082 million ounces) of which were attributable to Gold Fields with the remainder attributable to non-controlling shareholders in Ghana, Peru and South Deep.

At South Deep in South Africa, production increased by 29% from 7,056 kilograms (226,900 ounces) in 2020 to 9,102 kilograms (292,600 ounces) in 2021 due to improved volumes mined and processed and lower Covid-19 related losses in 2021. The increase was also due to the productivity improvement programmes introduced in 2019 sustainably delivering results, despite three waves of COVID-19 related interruptions during 2021. It is estimated that South Deep lost approximately 300 kilograms (9,300 ounces) due to Covid-19 related stoppages in 2021 compared to 1,000 kilograms (32,000 ounces) in 2020.

II-63

At the Ghanaian operations (including Asanko), gold production increased by 1% from 861,700 ounces in 2020 to 870,700 ounces in 2021, mainly due to increased production at Damang as mining progressed into the main ore body at the Damang Pit Cutback and a full year of commercial levels of production in 2021 as opposed to half a year in 2020 after completing the project stage. At the Ghanaian operations (excluding Asanko), gold production increased by 4% from 749,300 ounces in 2020 to 776,100 ounces in 2021, mainly due to increased production at Damang as explained above. At Tarkwa, gold production decreased by 1% from 526,300 ounces in 2020 to 521,700 ounces in 2021 mainly due to lower tonnes processed. At Damang, gold production increased by 14% from 223,000 ounces in 2020 to 254,400 ounces in 2021 mainly due to higher yield as a result of higher grade tonnes produced. At Asanko, gold production attributable to Gold Fields decreased by 16% from 112,500 ounces in 2020 to 94,600 ounces in 2021 mainly due to lower yield.

Gold equivalent production at Cerro Corona increased by 20% from 207,100 ounces in 2020 to 248,300 ounces in 2021 mainly due to the higher price factor (41,000 ounces). It is estimated that Cerro Corona lost approximately 20,000 ounces gold production due to Covid-19 related stoppages compared to 46,000 ounces in 2020.

At the Australian operations, gold production increased marginally from 1,016,800 ounces in 2020 to 1,018,500 ounces in 2021. St Ives’ gold production increased by 2% from 384,900 ounces in 2020 to 393,000 ounces in 2021 due to an increase in yield, partially offset by decreased tonnes processed. At Agnew, gold production decreased by 4% from 233,300 ounces in 2020 to 223,000 ounces in 2021 due to decreased ore tonnes processed, partially offset by an increase in yield. At Granny Smith, gold production increased by 4% from 269,600 ounces in 2020 to 279,200 ounces in 2021 due to an increase in yield, partially offset by decreased ore tonnes processed. At Gruyere, gold production attributable to Gold Fields decreased by 5% from 129,100 ounces in 2020 to 123,300 ounces in 2021 due to a decrease in grade of ore mined and processed.

NON-IFRS MEASURES

The Annual Financial Report contains certain non-IFRS financial measures in respect of the Group’s financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. Non-IFRS financial measures are financial measures other than those defined or specified under all relevant accounting standards. They are presented for illustrative purposes only and due to their nature may not fairly present Gold Fields’ financial position, changes in equity, results of operations or cash flows. In addition, these measures may not be comparable to similarly titled measures used by other companies. The following table sets out the non-IFRS financial measures disclosed throughout the Annual Financial Report and where they are reconciled to IFRS:

Non-IFRS measure	Purpose of measure	Reference to where reconciled to IFRS
All-in sustaining costs (“AISC”)	Intended to provide transparency into the costs associated with producing and selling an ounce of gold.	p68
All-in costs (“AIC”)	Intended to provide transparency into the costs associated with producing and selling an ounce of gold (including growth capital).	p68
Adjusted EBITDA;
Net debt;		p129 and
Net debt (excluding lease liabilities); and	Used in the ratio to monitor the capital of the Group.	p214
Net debt to adjusted EBITDA
Adjusted free cash flow	Used to measure the cash generated by the core business.	p122
Adjusted free cash flow for LTIP purposes and adjusted free cash flow margin for LTIP purposes	Used as a key metric in the determination of the long-term incentive plan.	p75
Sustaining and non-sustaining capital expenditure	Used in the determination of AISC and AIC.	p69
Normalised profit attributable to owners of the parent and normalised profit per share attributable to owners of the parent	Forms the basis of the dividend pay-out policy.	p97
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Management’s Discussion and Analysis of the Financial Statements continued

REVENUES

Substantially all of Gold Fields’ revenues are derived from the sale of gold and copper. As a result, Gold Fields’ revenues are directly related to the prices of gold and copper. Historically, the prices of gold and copper have fluctuated widely. The gold and copper prices are affected by numerous factors over which Gold Fields does not have control. The volatility of gold and copper prices is illustrated in the following tables, which show the annual high, low and average of the London afternoon fixing price of gold and the London Metal Exchange (“LME”) cash settlement price for copper in US Dollar for the past 12 calendar years (2010 to 2021):

	Price per ounce[1]
	High	Low	Average
		(US$/oz)
Gold
2010	1,421	1,058	1,224
2011	1,895	1,319	1,571
2012	1,792	1,540	1,669
2013	1,694	1,192	1,409
2014	1,385	1,142	1,266
2015	1,296	1,060	1,167
2016	1,355	1,077	1,250
2017	1,346	1,151	1,257
2018	1,355	1,178	1,269
2019	1,546	1,270	1,393
2020	2,067	1,474	1,770
2021	1,943	1,684	1,799

Source: I-Net

[1]	Rounded to the nearest US Dollar.

On 17 March 2022, the London afternoon fixing price of gold was US$1,950/oz.

	Price per tonne[1]
	High	Low	Average
		(US$/t)
Copper
2010	9,740	6,091	7,539
2011	9,986	7,062	8,836
2012	8,658	7,252	7,951
2013	8,243	6,638	7,324
2014	7,440	6,306	6,861
2015	6,401	4,347	5,376
2016	5,936	4,311	4,863
2017	7,216	5,466	6,166
2018	7,263	5,823	6,539
2019	6,572	5,537	6,000
2020	7,964	4,618	6,175
2021	10,725	7,756	9,318

Source: I-Net

[1]	Rounded to the nearest US Dollar.
II-65

On 17 March 2022, the LME cash settlement price for copper was US$10,166/t.

Gold Fields sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices. As a general rule, Gold Fields does not enter into hedging arrangements such as forward sales or derivatives which establish a price in advance for the sale of its future gold production. However, hedges can be undertaken in one or more of the following circumstances:

•	to protect cash flows at times of significant capital expenditures;
•	for specific debt servicing requirements; and
•	to safeguard the viability of higher cost operations.

Significant changes in the prices of gold and copper over a sustained period of time may lead Gold Fields to increase or decrease its production in the near term, which could have a material impact on Gold Fields’ revenues.

Sales of copper concentrate are “provisionally priced” – that is, the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 90 days after delivery to the customer, based on market prices at the relevant quotation points stipulated in the contract.

Revenue on provisionally priced copper concentrate sales is recorded on the date of shipment, net of refining and treatment charges, using the forward LME price to the estimated final pricing date, adjusted for the specific terms of the agreements. Variations between the price used to recognise revenue and the actual final price received can be caused by changes in prevailing copper and gold prices. Changes in the fair value as a result of changes in forward metal prices are classified as provisional price adjustments and included as a component of revenue.

Gold Fields’ realised gold and copper prices

The following table sets out the average, the high and the low London afternoon fixing price per ounce of gold and Gold Fields’ average US Dollar realised gold price during the past three years.

Realised gold price[1]	2021	2020	2019
Average	1,799	1,770	1,393
High	1,943	2,067	1,546
Low	1,684	1,474	1,270
Gold Fields’ average realised gold price[2]	1,794	1,768	1,388

[1]	Prices stated per ounce.
[2]	Gold Fields’ average realised gold price may differ from the average gold price due to the timing of its sales of gold within each year.

The following table sets out the average, the high and the low LME cash settlement price per tonne for copper and Gold Fields’ average US Dollar realised copper price during the past three years.

Realised copper price[1]	2021	2020	2019
Average	9,318	6,175	6,000
High	10,725	7,964	6,572
Low	7,756	4,618	5,537
Gold Fields’ average realised copper price[2]	9,315	6,184	5,996

[1]	Prices stated per tonne.
[2]	Gold Fields’ average realised copper price may differ from the average copper price due to the timing of its sales of copper within each year.

PRODUCTION

Gold Fields’ revenues are primarily driven by its production levels and the price it realises on the sale of gold. Production levels are affected by a number of factors, some of which are described below. Total managed production for the Group (including Asanko) increased by 5% from 2,312 million ounces in 2020 to 2,430 million ounces in 2021. Total managed production (excluding Asanko) increased by 6% from 2,200 million ounces in 2020 to 2,336 million ounces in 2021.

LABOUR IMPACT

In recent years, Gold Fields has not experienced union activity in the countries in which it operates.

Over the years, Gold Fields has sought to develop relationships with trade unions that are supportive of the delivery of our business objectives, and the Group remains committed to this engagement.

There were no work stoppages as a result of strikes during 2020 and 2021 at any of the Gold Fields operations.

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Management’s Discussion and Analysis of the Financial Statements continued

HEALTH AND SAFETY IMPACT

Gold Fields’ operations are also subject to various health and safety laws and regulations that impose various duties on Gold Fields’ mines while granting the authorities broad powers to, among other things, close or suspend operations at unsafe mines and order corrective action relating to health and safety matters. Additionally, it is Gold Fields’ policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. During 2021, Gold Fields’ operations suffered three work safety-related stoppages at South Deep, all of which related to unsafe conditions. In South Africa, Gold Fields has actively engaged with the Department of Mineral Resources (“DMR”) on the protocols applied to safety-related mine closures.

Amid the Covid-19 pandemic, the Group strengthened its efforts to protect the workforce and assist the communities and governments in mitigating the impact of the pandemic. During 2021, the operations spent approximately US$27 million on Covid-19-related initiatives and interventions such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities. A further US$2 million was spent on donations to assist governments and communities in their fight against the pandemic. In 2020, the respective figures were US$30 million and US$3 million.

Gold Fields expects that should the above factors continue, production levels and costs in the future will be impacted.

COSTS

Over the last three years, Gold Fields’ production costs consisted primarily of labour and contractor costs, power, water and consumable stores, which include explosives, diesel fuel, other petroleum products and other consumables. Gold Fields expects that its total costs, particularly the input costs noted above, are likely to continue to increase in the near future driven by general economic trends, market dynamics and other regulatory changes.

In order to counter the effect of increasing costs in the mining industry, the Group rationalised and prioritised capital expenditure without undermining the sustainability of its operations and continued prioritisation of cash generation over production volumes. The Group also undertook further reductions in labour costs.

South Africa region

The Gold Fields’ South African operation is labour intensive due to the use of deep level underground mining methods. As a result, over the last three fiscal years labour has represented on average 30% of AIC, as defined on page 68, at the South African operation. In 2021, labour represented 27% of AIC at the South African operation.

At the South African operation, power and water made up on average 10% of AIC over the last three years. In 2021, power and water costs made up 10% of AIC.

Gold Fields’ South Deep mining operation depends on electrical power generated by the state-owned power provider Eskom which is regulated by the National Energy Regulator of South Africa (“NERSA”). Eskom tariffs are determined through a consultative multi-year price determination (“MYPD”) process, with occasional tariff increase adjustments under the NERSA regulated Regulatory Clearing Account (“RCA”) mechanism. In the most recent MYPD process, NERSA granted Eskom tariff increases of 8.1% (later adding an additional 0.66%) for the period 2020 to 2021 and 15.06% for the period 2021 to 2022 (it was initially 5.22% and later increased by 9.84%) and 9.61% for the period 2022 to 2023 (initially 3.49% with 6.12% added).

South Deep commenced with the construction of a R715 million solar power plant in 2021. The plant will provide the mine with about a quarter of its power requirements and save it over R120 million a year in electricity costs. In Q4 2021 the capacity of the plant was increased from 40MW to 50MW. It is scheduled to be completed in 2022.

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Eskom coal-fired power stations’ performance continues to deteriorate. During load shedding periods, Eskom burns significant amounts of diesel to run their gas turbines and calls on large power users to curtail power demand. The extended use of these gas turbines will lead to Eskom requesting further tariff increases. Further tariff increases may lead to lower power demand as consumers switch to alternate electricity and energy sources, which may place a significant additional tariff burden to those remaining on the grid. Government has now acknowledged that Eskom is the single biggest risk to the economy and that the Eskom business model is obsolete. In February 2019, the President of South Africa announced the vertical unbundling of Eskom. It is anticipated that the unbundling of Eskom Transmission will be concluded in October 2022, the division will operate as a subsidiary of Eskom as the National Transmission Company. According to previous communication, which suggested that the unbundling of Generation and Distribution will occur after a year of the unbundling of Transmission, it is expected that the unbundling of Generation and Distribution will be concluded by October 2023. It is expected that these processes will take time to implement, causing continued poor reliability of the supply of electricity, instability in prices and a possible increase in the tariff in the future.

West Africa region

In Ghana, Tarkwa and Damang mines are primarily supplied power by an independent power producer with on-site gas turbines through a long-term power purchase agreement. Prior to installation of the on-site turbines, Tarkwa and Damang were supplied power by Volta River Authority (“VRA”) and Electricity Company of Ghana (“ECG”), respectively. The supply provided by the VRA and ECG was unreliable and in order to reduce their reliance on power supplied by the VRA and ECG, Tarkwa and Damang entered into a power purchasing agreement with the above independent power producer. Both VRA and ECG now serve as back supply for the Tarkwa and Damang mines, respectively. The independent power supply accounts for some 95% of the electricity consumed at Tarkwa mine and 100% at Damang mine with a 27.5 megawatt power plant at Damang and a 44 megawatt power plant at Tarkwa mine.

While Tarkwa has electricity supplied by an independent power producer, it experienced challenges with frequent power surges from the grid, which caused some delays in the process plant. During 2019, the independent power producer commissioned a 77km buried gas pipeline to supply Tarkwa and Damang with natural gas, instead of trucking in liquid petroleum gas via national roads.

Power and water costs represented on average 4% of AIC at Tarkwa over the last three years, and 3% of AIC during 2021. Over the last three years, power and water costs represented on average 7% of AIC at Damang with 7% in 2021.

Contractor costs represented on average 29% of AIC at Tarkwa over the last three years, and 26% of AIC during 2021. Over the last three years, contractor costs represented on average 45% of AIC at Damang with 51% in 2021. Following the restructuring concluded in the first half of 2016 in Damang and first quarter of 2018 for Tarkwa, the direct labour cost decreased as all mining and development is performed by outside contractors. Direct labour costs represent on average a further 10% of AIC at Tarkwa over the last three years and 10% in 2021. Over the last three years, direct labour costs represented on average 12% at Damang and 14% in 2021.

South American region

At Cerro Corona, contractor costs represented on average 27% of AIC over the last three years and 30% of AIC during 2021. Direct labour costs represent on average a further 17% of AIC over the last three years and 16% in 2021. Power and water made up on average a further 5% of AIC over the last three years and 4% in 2021.

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Management’s Discussion and Analysis of the Financial Statements continued

Australia region

At the Australian operations, mining operations were historically conducted by outside contractors. However, at Agnew, owner mining is conducted at the underground operations, while development is conducted by outside contractors. At St Ives, owner mining is conducted at the underground and surface operations, but development is still conducted by contractors. Over the last three years, total contractor costs represented on average 27% at St Ives and 27% at Agnew of AIC and direct labour costs represented on average a further 12% at St Ives and 13% at Agnew of AIC. In 2021, contractors and direct labour costs represented 28% and 12% at St Ives and 26% and 11% at Agnew, respectively. Power and water made up, on average, a further 5% and 2% of AIC over the last three years and 5% and 1% of AIC in 2021 at St Ives and Agnew, respectively. At Granny Smith, mining operations and development are conducted through owner mining. Over the last three years, contractors and direct labour costs represented, on average, 10% and 20%, respectively, at Granny Smith. In 2021, contractors and direct labour costs represented 9% and 19% at Granny Smith. Power and water made up, on average, a further 5% of AIC over the last three years and 5% of AIC in 2021 at Granny Smith. At Gruyere, mining operations and development are conducted through owner mining. Over the last three years, contractors and direct labour costs represented, on average, 12% and 6%, respectively, at Gruyere. In 2021, contractors and direct labour costs represented 14% and 7% at Gruyere. Power and water made up a further 9% of AIC over the last three years and 9% in 2021 at Gruyere.

The remainder of Gold Fields’ total costs consists primarily of amortisation and depreciation, exploration costs and selling, administration and general and corporate charges.

ALL-IN SUSTAINING AND ALL-IN COSTS

The World Gold Council has worked closely with its member companies to develop definitions for AISC and AIC. The World Gold Council is not a regulatory industry organisation and does not have the authority to develop accounting standards or disclosure requirements. Gold Fields ceased being a member of the World Gold Council in 2014. AISC and AIC are non-IFRS measures. These non-IFRS measures are intended to provide further transparency into the costs associated with producing and selling an ounce of gold. The new standard was released by the World Gold Council on 27 June 2013. It is expected that these metrics will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. The AISC incorporates costs related to sustaining current production. The AIC include additional costs which relate to the growth of the Group. AISC, as defined by the World Gold Council, are operating costs plus all costs not already included therein relating to sustaining current production, including sustaining capital expenditure. The value of by-product revenues such as silver and copper is deducted from operating costs as it effectively reduces the cost of gold production. AIC starts with AISC and adds additional costs which relate to the growth of the Group, including non-sustaining capital expenditure and exploration, evaluation and feasibility costs not associated with current operations.

On 14 November 2018, the World Gold Council published an update to its guidance note on the interpretation of all-in sustaining and all-in costs. The note provided additional clarity on what constitutes growth capital expenditure. Gold Fields has considered the new guidance note to ensure the interpretation of the guidelines is consistent with the additional guidance now available and has adopted it prospectively from 1 January 2019. One of the benefits of adopting the new standard is closer alignment of our cost reporting with existing practices in our sector.

AISC and AIC are reported on a per ounce of gold basis, net of by-product revenues (as per the World Gold Council definition) as well as on a per ounce of gold equivalent basis, gross of by-product revenues.

An investor should not consider AISC and AIC or operating costs in isolation or as alternatives to operating costs, cash flows from operating activities or any other measure of financial performance presented in accordance with International Financial Reporting Standards (“IFRS”). AISC and AIC as presented in this Annual Financial Report may not be comparable to other similarly titled measures of performance of other companies.

The tables on the following pages set out a reconciliation of Gold Fields’ cost of sales before gold inventory change and amortisation and depreciation, as calculated in accordance with IFRS (refer to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for 2021 and 2020. The following tables also set out AISC and AIC gross of by-product revenue on a gold equivalent ounce basis for 2021 and 2020.

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	United States Dollar
	AISC and AIC, net of by-product revenue per ounce of gold
	For the year ended 31 December 2021
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1] 45%	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture
Cost of sales before gold inventory change and amortisation and depreciation	(312.2)	(339.7)	(222.0)	(115.0)	(268.4)	(168.2)	(191.3)	(92.5)	(190.0)	—	(1,899.4)	(1,784.4)
Gold inventory change	7.3	29.6	71.9	4.6	(5.1)	(4.3)	(2.1)	11.3	14.4	—	127.4	122.8
Royalties	(2.6)	(37.5)	(18.3)	(8.6)	(17.7)	(10.0)	(12.8)	(5.6)	(8.0)		(121.0)	(112.4)
Realised gains or losses on commodity cost hedges[7]	—	0.2	—	—	0.3	0.1	0.2	—	—	—	0.9	0.9
Community/social responsibility costs[7]	(3.5)	(6.7)	(2.8)	—	—	—	—	—	(5.1)		(18.1)	(18.1)
Non-cash remuneration (share-based payments)	(0.3)	(2.1)	(0.1)	—	(0.6)	(0.5)	(0.5)	(0.2)	(1.5)	(6.6)	(12.6)	(12.6)
Cash remuneration (long-term employee benefits)[7]	(3.4)	(6.6)	(2.0)	—	(3.6)	(2.4)	(3.4)	(1.8)	(1.0)	(3.7)	(27.9)	(27.9)
Other[6,7]	—	—	—	—	—	—	—	—	—	(18.6)	(18.6)	(18.6)
By-product revenue[2,7]	0.7	1.5	0.2	0.3	1.1	0.4	0.2	0.6	232.3	—	237.3	237.0
Rehabilitation, amortisation and interest[7]	—	(5.1)	(2.4)	(0.5)	(1.8)	(1.0)	(1.4)	(1.6)	(8.0)	—	(21.9)	(21.4)
Sustaining capital expenditure[3,7]	(68.9)	(209.0)	(17.4)	(13.0)	(89.7)	(56.3)	(64.3)	(42.2)	(27.6)	(0.7)	(589.1)	(576.1)
Lease payments[7]	(0.1)	(24.3)	(11.1)	(6.8)	(7.8)	(17.4)	(17.6)	(10.4)	(1.6)	(2.3)	(99.5)	(92.7)
Exploration, feasibility and evaluation costs	—	(3.0)	—	—	—	—	—	—	—	—	(3.0)	(3.0)
All-in sustaining costs[4]	(383.2)	(602.7)	(204.1)	(139.1)	(393.3)	(259.4)	(293.1)	(142.5)	3.8	(31.9)	(2,445.6)	(2,306.5)
Realised gains/losses on capital cost hedges[7]	—	—	—	—	—	—	—	—	—	32.9	32.9	32.9
Non-cash remuneration (share-based payments)	—	—	—	—	—	—	—	—	—	(0.1)	(0.1)	(0.1)
Cash remuneration (long-term employee benefits)[7]	—	—	—	—	—	—	—	—	—	(0.6)	(0.6)	(0.6)
Other	—	—	—	—	—	—	—	—	—	(3.6)	(3.6)	(3.6)
Lease Payments[7]	—	—	—	—	—	—	—	—	—	(5.2)	(5.2)	(5.2)
Exploration, feasibility and evaluation costs[5]	—	—	(6.6)	(5.0)	—	—	—	—	(1.6)	(28.1)	(41.3)	(36.3)
Non-sustaining capital expenditure[3,7]	(20.4)	—	(6.0)	(7.5)	(13.6)	(31.9)	(36.1)	(1.5)	(28.1)	(374.9)	(520.1)	(512.6)
All-in costs[4]	(403.6)	(602.7)	(216.7)	(151.6)	(406.9)	(291.3)	(329.2)	(144.0)	(25.9)	(411.6)	(2,983.6)	(2,832.0)
Gold only ounces sold (’000oz)	292.6	521.7	254.4	97.2	391.1	222.8	283.6	124.4	113.0	—	2,300.8	2,203.6
All-in sustaining costs	(383.2)	(602.7)	(204.1)	(139.1)	(393.3)	(259.4)	(293.1)	(142.5)	3.8	(31.9)	(2,445.6)	(2,306.5)
All-in sustaining costs net of by-product revenue per ounce of gold sold (US$/oz)	1,310	1,155	802	1,431	1,006	1,164	1,033	1,146	(34)	—	1,063	1,047
All-in costs	(403.6)	(602.7)	(216.7)	(151.6)	(406.9)	(291.3)	(329.2)	(144.0)	(25.9)	(411.6)	(2,983.6)	(2,832.0)
All-in costs net of by-product revenue per ounce of gold sold (US$)	1,379	1,155	852	1,559	1,040	1,308	1,161	1,158	230	—	1,297	1,285

[1]	Equity-accounted joint venture.
[2]	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
[3]	Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure of US$1,088.7 million per note 41 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures (or growth capital) represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. The corporate and projects non-sustaining capital expenditure of US$374.9 million relates to the Salares Norte capital.
[4]	This total may not reflect the sum of the line items due to rounding.
[5]	Includes exploration, feasibility and evaluation and share of equity-accounted losses of Far Southeast Gold Resources Incorporated (“FSE”).
[6]	Other includes offshore structure costs and management fees.
[7]	Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2021.
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Management’s Discussion and Analysis of the Financial Statements continued

	United States Dollar
	AISC and AIC, gross of by-product revenue per ounce of gold
	For the year ended 31 December 2021
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1] 45%	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture
All-in sustaining costs (per table above)	(383.2)	(602.7)	(204.1)	(139.1)	(393.3)	(259.4)	(293.1)	(142.5)	3.8	(31.9)	(2,445.6)	(2,306.5)
Add back by-product revenue[2,4]	(0.7)	(1.5)	(0.2)	(0.3)	(1.1)	(0.4)	(0.2)	(0.6)	(232.3)	—	(237.3)	(237.0)
All-in sustaining costs gross of by-product revenue[3]	(383.9)	(604.2)	(204.3)	(139.4)	(394.4)	(259.9)	(293.3)	(143.1)	(228.5)	(31.9)	(2,682.9)	(2,543.5)
All-in costs (per table above)	(403.6)	(602.7)	(216.7)	(151.6)	(406.9)	(291.3)	(329.2)	(144.0)	(25.9)	(411.6)	(2,983.6)	(2,832.0)
Add back by-product revenue[2,4]	(0.7)	(1.5)	(0.2)	(0.3)	(1.1)	(0.4)	(0.2)	(0.6)	(232.3)	—	(237.3)	(237.0)
All-in costs gross of by-product revenue[3]	(404.3)	(604.2)	(216.9)	(151.9)	(408.0)	(291.8)	(329.4)	(144.6)	(258.3)	(411.6)	(3,220.9)	(3,069.0)
Gold equivalent ounces sold	292.6	521.7	254.4	97.2	391.1	222.8	283.6	124.4	248.4	—	2,436.3	2,339.1
All-in sustaining costs gross of by-product revenue (US$/equivalent oz)	1,312	1,158	803	1,434	1,009	1,166	1,034	1,151	920	—	1,101	1,087
All-in costs gross of by-product revenue (US$ equivalent oz)	1,381	1,158	852	1,562	1,043	1,310	1,161	1,163	1,040	—	1,322	1,312

[1]	Equity-accounted joint venture.
[2]	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
[3]	This total may not reflect the sum of the line items due to rounding.
[4]	Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2021.
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	United States Dollar
	AISC and AIC, net of by-product revenue per ounce of gold
	For the year ended 31 December 2020
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1] 45%	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture
Cost of sales before gold inventory change and amortisation and depreciation	(227.2)	(294.5)	(233.1)	(107.1)	(240.7)	(157.3)	(170.2)	(73.4)	(158.3)	—	(1,661.9)	(1,554.6)
Gold inventory change	(1.8)	(2.4)	61.2	13.0	6.6	(5.4)	3.1	0.3	3.9	—	78.5	65.5
Royalties	(2.0)	(37.1)	(16.0)	(9.4)	(17.1)	(10.1)	(11.5)	(5.5)	(5.6)		(114.4)	(105.0)
Realised gains or losses on commodity cost hedges	—	(4.7)	(2.1)	—	(1.6)	(1.1)	(0.7)	—	—	—	(10.2)	(10.2)
Community/social responsibility costs[7]	(0.7)	(5.9)	(2.0)	—	—	—	—	—	(3.9)		(12.4)	(12.4)
Non-cash remuneration (share-based payments)	0.6	(2.9)	—	—	(0.8)	(0.6)	(0.8)	(0.6)	(1.5)	(7.8)	(14.3)	(14.3)
Cash remuneration (long-term employee benefits)	(6.1)	(8.8)	(3.9)	—	(6.4)	(4.5)	(5.0)	(1.7)	(5.3)	(7.5)	(49.2)	(49.2)
Other[6,7]	—	—	(1.0)	—	—	—	—	—	—	—	(1.0)	(1.0)
By-product revenue[2,7]	0.6	1.3	0.1	0.4	0.9	0.3	0.2	0.4	144.1	—	148.3	147.9
Rehabilitation, amortisation and interest	(0.1)	(6.2)	(2.1)	(0.2)	(3.6)	(1.7)	(2.1)	(1.6)	(6.7)	—	(24.6)	(24.4)
Sustaining capital expenditure[3,7]	(43.9)	(147.2)	(13.8)	(12.9)	(61.9)	(43.5)	(47.3)	(26.8)	(23.6)	(1.1)	(422.0)	(409.1)
Lease payments	(0.1)	(26.5)	(11.9)	(5.9)	(7.5)	(13.6)	(14.3)	(8.9)	(1.1)	(1.9)	(91.8)	(85.9)
All-in sustaining costs[4]	(280.7)	(535.0)	(224.7)	(122.2)	(332.1)	(237.4)	(248.7)	(117.9)	(58.1)	(18.2)	(2,175.0)	(2,052.8)
Realised gains/losses on capital cost hedges	—	—	—	—	—	—	—	—	—	5.2	5.2	5.2
Non-cash remuneration (share-based payments)	—	—	—	—	—	—	—	—	—	(0.2)	(0.2)	(0.2)
Cash remuneration (long-term employee benefits)	—	—	—	—	—	—	—	—	—	(2.1)	(2.1)	(2.1)
Lease Payments	—	—	—	—	—	—	—	—	—	(0.9)	(0.9)	(0.9)
Exploration, feasibility and evaluation costs[5]	—	—	—	(3.9)	—	—	—	—	(1.4)	(31.4)	(36.8)	(32.9)
Non-sustaining capital expenditure[3,7]	(5.2)		(6.1)	(18.2)	(11.5)	(8.5)	(19.1)	(1.2)	(26.3)	(96.7)	(192.9)	(174.7)
All-in costs[4]	(285.9)	(535.0)	(230.8)	(144.4)	(343.6)	(245.9)	(267.9)	(119.1)	(85.9)	(144.3)	(2,402.7)	(2,258.3)
Gold only ounces sold (’000oz)	226.9	526.3	223.0	109.7	393.8	233.5	265.2	128.0	120.2	—	2,226.4	2,116.7
All-in sustaining costs	(280.7)	(535.0)	(224.7)	(122.2)	(332.1)	(237.4)	(248.7)	(117.9)	(58.1)	(18.2)	(2,175.0)	(2,052.8)
All-in sustaining costs net of by-product revenue per ounce of gold sold (US$/oz)	1,237	1,017	1,008	1,114	843	1,017	938	921	484	—	977	970
All-in costs	(285.9)	(535.0)	(230.8)	(144.4)	(343.6)	(245.9)	(267.9)	(119.1)	(85.9)	(144.3)	(2,402.7)	(2,258.3)
All-in costs net of by-product revenue per ounce of gold sold (US$)	1,260	1,017	1,035	1,316	873	1,053	1,010	931	715	—	1,079	1,067

[1]	Equity-accounted joint venture.
[2]	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
[3]	Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure of US$583.7 million per note 41 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures (or growth capital) represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.
[4]	This total may not reflect the sum of the line items due to rounding.
[5]	Includes exploration, feasibility and evaluation and share of equity-accounted losses of Far Southeast Gold Resources Incorporated (“FSE”).
[6]	Other includes offshore structure costs and management fees.
[7]	Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2020.
II-72

Management’s Discussion and Analysis of the Financial Statements continued

	United States Dollar
	AISC and AIC, gross of by-product revenue per ounce of gold
	For the year ended 31 December 2020
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1] 45%	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture
All-in sustaining costs (per table above)	(280.7)	(535.0)	(224.7)	(122.2)	(332.1)	(237.4)	(248.7)	(117.9)	(58.1)	(18.2)	(2,175.0)	(2,052.8)
Add back by-product revenue[2,4]	(0.6)	(1.3)	(0.1)	(0.4)	(0.9)	(0.3)	(0.2)	(0.4)	(144.1)	—	(148.3)	(147.8)
All-in sustaining costs gross of by-product revenue[3]	(281.2)	(536.3)	(224.8)	(122.6)	(333.0)	(237.8)	(248.9)	(118.3)	(202.2)	(18.2)	(2,323.3)	(2,200.7)
All-in costs (per table above)	(285.9)	(535.0)	(230.8)	(144.4)	(343.6)	(245.9)	(267.9)	(119.1)	(85.9)	(144.3)	(2,402.7)	(2,258.3)
Add back by-product revenue[2,4]	(0.6)	(1.3)	(0.1)	(0.4)	(0.9)	(0.3)	(0.2)	(0.4)	(144.1)	—	(148.3)	(147.8)
All-in costs gross of by-product revenue[3]	(286.5)	(536.3)	(230.8)	(144.8)	(344.5)	(246.2)	(268.0)	(119.5)	(230.0)	(144.3)	(2,551.0)	(2,406.2)
Gold equivalent ounces sold	226.9	526.3	223.0	109.7	393.8	233.5	265.2	128.0	205.5	—	2,311.8	2,202.1
All-in sustaining costs gross of by-product revenue (US$/equivalent oz)	1,240	1,019	1,008	1,118	846	1,018	938	925	984	—	1,005	999
All-in costs gross of by-product revenue (US$ equivalent oz)	1,263	1,019	1,035	1,320	875	1,055	1,010	934	1,119	—	1,103	1,093

[1]	Equity-accounted joint venture.

[2]	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
[3]	This total may not reflect the sum of the line items due to rounding.
[4]	Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2020.

AISC AND AIC

AISC net of by-product revenues (including Asanko) increased by 9% from US$977 per ounce of gold in 2020 to US$1,063 per ounce of gold in 2021, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC net of by-product revenues (including Asanko) increased by 20% from US$1,079 per ounce of gold in 2020 to US$1,297 per ounce of gold in 2021, mainly due to higher cost of sales before amortisation and depreciation, higher sustaining and non-sustaining capital expenditure and higher royalties, partially offset by higher gold sold.

AISC net of by-product revenues (excluding Asanko) increased by 8% from US$970 per ounce of gold in 2020 to US$1,047 per ounce of gold in 2021, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC net of by-product revenues (excluding Asanko) increased by 20% from US$1,067 per ounce of gold in 2020 to US$1,285 per ounce of gold in 2021, mainly due to higher cost of sales before amortisation and depreciation, higher sustaining and non-sustaining capital expenditure and higher royalties, partially offset by higher gold sold.

AISC gross of by-product revenues (including Asanko) increased by 10% from US$1,005 per ounce of gold in 2020 to US$1,101 per ounce of gold in 2021, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC gross of by-product revenues (including Asanko) increased by 20% from US$1,103 per ounce of gold in 2020 to US$1,322 per ounce of gold in 2021, mainly due to higher cost of sales before amortisation and depreciation, higher sustaining and non-sustaining capital expenditure and higher royalties, partially offset by higher gold sold.

AISC gross of by-product revenues (excluding Asanko) increased by 9% from US$999 per ounce of gold in 2020 to US$1,087 per ounce of gold in 2021, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC gross of by-product revenues (excluding Asanko) increased by 20% from US$1,093 per ounce of gold in 2020 to US$1,312 per ounce of gold in 2021, mainly due to higher cost of sales before amortisation and depreciation, higher sustaining and non-sustaining capital expenditure and higher royalties, partially offset by higher gold sold.

II-73

Royalties paid increased by US$2 per ounce or 4% from US$51 per ounce in 2020 to US$53 per ounce in 2021.

Covid-19 related costs (such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities) are estimated at approximately US$10 per ounce for 2021 and are included in the AISC and AIC.

The following tables set out a reconciliation of Gold Fields’ cost of sales before gold inventory change and amortisation and depreciation, as calculated in accordance with IFRS (refer to the consolidated financial statements), to its AISC and AIC net of by-product revenues per ounce of gold sold for 2019. The following tables also set out AISC and AIC gross of by-product revenue on a gold equivalent ounce basis for 2019.

	United States Dollar
	AISC and AIC, net of by-product revenue per ounce of gold
	For the year ended 31 December 2019
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1] 45%	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture
Cost of sales before gold inventory change and amortisation and depreciation	(245.9)	(329.8)	(150.4)	(87.0)	(231.2)	(164.5)	(156.9)	(19.1)	(168.4)	—	(1,553.4)	(1,466.4)
Gold inventory change	3.7	14.4	8.8	(1.4)	2.5	2.6	(0.3)	5.4	6.0	—	41.6	43.0
Royalties	(1.6)	(25.8)	(10.3)	(7.7)	(12.5)	(7.3)	(9.5)	(1.3)	(5.5)	—	(81.4)	(73.7)
Realised gains or losses on commodity cost hedges	—	3.9	1.5	—	1.9	0.6	0.5	—	—	—	8.5	8.5
Community/social responsibility costs[7]	(1.7)	(11.7)	(1.2)	(0.1)	—	—	—	—	(3.4)	—	(18.2)	(18.0)
Non-cash remuneration (share-based payments)	0.8	(3.4)	(1.8)	—	(1.7)	(1.2)	(1.3)	(0.1)	(1.1)	(10.7)	(20.5)	(20.5)
Cash remuneration (long-term employee benefits)	(1.8)	(1.5)	(0.7)	—	(0.9)	(0.6)	(0.7)	(0.1)	(0.4)	(2.4)	(9.1)	(9.1)
Other[6,7]	—	—	—	—	—	—	—		(2.6)	(0.9)	(3.5)	(3.5)
By-product revenue[2,7]	0.3	1.6	0.1	0.4	0.6	0.3	0.1	0.1	165.1	—	168.5	168.2
Rehabilitation, amortisation and interest	(0.2)	(4.2)	(1.4)	(0.4)	(4.0)	(1.8)	(1.6)	(0.6)	(5.8)	(0.3)	(20.3)	(19.9)
Sustaining capital expenditure[3,7]	(33.1)	(125.5)	(5.8)	(19.6)	(45.6)	(35.5)	(25.5)	(5.2)	(43.8)	(1.4)	(341.2)	(321.6)
Lease payments	(0.1)	(15.4)	(7.3)	(8.7)	(6.3)	(4.6)	(11.3)	(2.2)	(1.0)	(8.6)	(65.7)	(57.0)
All-in sustaining costs[4]	(279.7)	(497.2)	(168.6)	(124.5)	(297.2)	(212.4)	(206.5)	(23.0)	(60.8)	(24.1)	(1,894.3)	(1,769.8)
Exploration, feasibility and evaluation costs[5]	—	—	—	(4.2)	—	—	—	—	(2.2)	(50.0)	(56.4)	(52.2)
Non-sustaining capital expenditure[3,7]	—	—	(70.5)	(7.2)	(52.8)	(40.5)	(46.7)	(0.1)	(12.4)	(68.1)	(298.2)	(291.0)
All-in costs[4]	(279.7)	(497.2)	(239.0)	(136.0)	(350.0)	(252.8)	(253.3)	(23.1)	(75.4)	(142.2)	(2,248.9)	(2,112.9)
Gold only ounces sold (’000oz)	222.1	519.1	208.4	112.0	363.3	219.6	274.8	33.7	159.7	—	2,112.6	2,000.6
All-in sustaining costs	(279.7)	(497.2)	(168.6)	(124.5)	(297.2)	(212.4)	(206.5)	(23.0)	(60.8)	(24.1)	(1,894.3)	(1,769.8)
All-in sustaining costs net of by-product revenue per ounce of gold sold (US$/oz)	1,259	958	809	1,112	818	967	752	683	381	—	897	885
All-in costs	(279.7)	(497.2)	(239.0)	(136.0)	(350.0)	(252.8)	(253.3)	(23.1)	(75.4)	(142.2)	(2,248.9)	(2,112.9)
All-in costs net of by-product revenue per ounce of gold sold (US$)	1,259	958	1,147	1,214	963	1,152	922	684	472	—	1,064	1,056

[1]	Equity-accounted joint venture.
[2]	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
[3]	Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations and is calculated as total capital expenditure of US$612.5 million per note 41 to the consolidated financial statements, less non-sustaining capital expenditures. Non-sustaining capital expenditures (or growth capital) represent capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.
[4]	This total may not reflect the sum of the line items due to rounding.
[5]	Includes exploration, feasibility and evaluation and share of equity-accounted losses of Far Southeast Gold Resources Incorporated (“FSE”).
[6]	Other includes offshore structure costs and management fees.
[7]	Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2019.
II-74

Management’s Discussion and Analysis of the Financial Statements continued

	United States Dollar
	AISC and AIC, gross of by-product revenue per ounce of gold
	For the year ended 31 December 2019
Figures in millions unless otherwise stated	South Deep	Tarkwa	Damang	Asanko[1] 45%	St Ives	Agnew	Granny Smith	Gruyere 50%	Cerro Corona	Corporate and projects	Total Group including equity- accounted joint venture	Total Group excluding equity- accounted joint venture
All-in sustaining costs (per table above)	(279.7)	(497.2)	(168.6)	(124.5)	(297.2)	(212.4)	(206.5)	(23.0)	(60.8)	(24.1)	(1,894.3)	(1,769.8)
Add back by-product revenue[2,4]	(0.3)	(1.6)	(0.1)	(0.4)	(0.6)	(0.3)	(0.1)	(0.1)	(165.1)	—	(168.5)	(168.2)
All-in sustaining costs gross of by-product revenue[3]	(280.0)	(498.8)	(168.7)	(124.9)	(297.8)	(212.7)	(206.6)	(23.1)	(225.9)	(24.1)	(2,062.8)	(1,937.9)
All-in costs (per table above)	(279.7)	(497.2)	(239.0)	(136.0)	(350.0)	(252.8)	(253.3)	(23.1)	(75.4)	(142.2)	(2,248.9)	(2,112.9)
Add back by-product revenue[2,4]	(0.3)	(1.6)	(0.1)	(0.4)	(0.6)	(0.3)	(0.1)	(0.1)	(165.1)	—	(168.5)	(168.2)
All-in costs gross of by-product revenue[3]	(280.0)	(498.8)	(239.1)	(136.4)	(350.6)	(253.1)	(253.4)	(23.1)	(240.4)	(142.2)	(2,417.4)	(2,281.0)
Gold equivalent ounces sold	222.1	519.1	208.4	112.0	363.3	219.6	274.8	33.7	296.9	—	2,249.8	2,137.8
All-in sustaining costs gross of by-product revenue (US$/equivalent oz)	1,261	961	810	1,115	820	969	752	685	761	—	917	905
All-in costs gross of by-product revenue (US$ equivalent oz)	1,261	961	1,148	1,218	965	1,153	922	685	810	—	1,074	1,067

[1]	Equity-accounted joint venture.
[2]	By-product revenue at Cerro Corona relates to copper. For all the other operations, by-product revenue relates to silver.
[3]	This total may not reflect the sum of the line items due to rounding.
[4]	Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2019.

AISC AND AIC

AISC net of by-product revenues (including Asanko) increased by 9% from US$897 per ounce of gold in 2019 to US$977 per ounce of gold in 2020, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC net of by-product revenues (including Asanko) increased by 1% from US$1,064 per ounce of gold in 2019 to US$1,079 per ounce of gold in 2020 due to higher cost of sales before amortisation and depreciation, higher sustaining capital expenditure and higher royalties, partially offset by higher gold sold and lower non-sustaining capital expenditure.

AISC net of by-product revenues (excluding Asanko) increased by 10% from US$885 per ounce of gold in 2019 to US$970 per ounce of gold in 2020, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC net of by-product revenues (excluding Asanko) increased by 1% from US$1,056 per ounce of gold in 2019 to US$1,067 per ounce of gold in 2020 due to higher cost of sales before amortisation and depreciation, higher sustaining capital expenditure and higher royalties, partially offset by higher gold sold and lower non-sustaining capital expenditure.

AISC gross of by-product revenues (including Asanko) increased by 10% from US$917 per ounce of gold in 2019 to US$1,005 per ounce of gold in 2020, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC gross of by-product revenues (including Asanko) increased by 3% from US$1,074 per ounce of gold in 2019 to US$1,103 per ounce of gold in 2020 due to higher cost of sales before amortisation and depreciation, higher sustaining capital expenditure and higher royalties, partially offset by higher gold sold and lower non-sustaining capital expenditure.

AISC gross of by-product revenues (excluding Asanko) increased by 10% from US$905 per ounce of gold in 2019 to US$999 per ounce of gold in 2020, mainly due higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC gross of by-product revenues (excluding Asanko) increased by 3% from US$1,067 per ounce of gold in 2019 to US$1,093 per ounce of gold in 2020 due to higher cost of sales before amortisation and depreciation, higher sustaining capital expenditure and higher royalties, partially offset by higher gold sold and lower non-sustaining capital expenditure.

II-75

Royalties paid increased by US$12 per ounce or 31% from US$39 per ounce in 2019 to US$51 per ounce in 2020.

Covid-19 related costs (such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities) are estimated at approximately US$12 per ounce for 2020 and are included in the AISC and AIC.

Adjusted free cash flow (“FCF”) for LTIP purposes and adjusted free cash flow (“FCF”) margin for LTIP purposes

Adjusted free cash flow for LTIP purposes under the existing LTIP scheme is defined as revenue (excluding by-product revenue) less AIC adjusted for non-cash share-based payments, non-cash long-term employee benefits, exploration, feasibility and evaluation costs outside of existing operations, non-sustaining capital expenditure for growth projects only, realised gains or losses on revenue hedges, redemption of Asanko preference shares and taxation paid (excluding royalties).

Adjusted free cash flow margin for LTIP purposes under the existing LTIP scheme is adjusted free cash flow for LTIP purposes divided by revenue adjusted for by-product revenue.

The adjusted FCF margin for LTIP purposes is calculated as follows:

Figures in millions unless otherwise stated	2021	2020	2019
Revenue[1]	3,962.9	3,748.0	2,798.9
Less: Cash outflow	(2,970.1)	(2,710.8)	(2,208.4)
AIC[2]	(2,832.0)	(2,258.3)	(2,112.9)
Adjusted for:
Share-based payments[3]	12.7	14.5	20.5
Long-term employee benefits[3]	28.5	51.3	9.1
Exploration outside of existing operations[2]	28.1	31.4	50.0
Non-sustaining capital expenditure[4]	350.9	102.8	137.4
Revenue hedge[5]	(77.2)	(411.3)	(140.6)
Redemption of Asanko preference shares	5.0	37.5	10.0
Long-term employee benefits payment	(37.3)	—	—
Tax paid	(448.8)	(278.7)	(181.9)
Adjusted FCF for LTIP purposes	992.8	1,037.2	590.5
Adjusted FCF margin for LTIP purposes	25%	28%	21%

[1]	Revenue less revenue from by-product revenue per AIC calculation (pages 69 to 74), being US$4,195.2 million less US$232.3 million, US$3,892.1 million less US$144.1 million and US$2,967.1 million less US$168.2 million, for 2021, 2020 and 2019 respectively.
[2]	Per AIC calculation in management discussion and analysis (per pages 69 to 74).
[3]	Per note 41 of the consolidated financial statements.
[4]	Includes non-sustaining capital expenditure for growth projects only at Salares Norte (2020: Damang and Salares Norte and 2019: Damang and Gruyere).
[5]	Represents realised hedges on revenue only, excludes unrealised revenue hedges as well as cost hedges.
[6]	Based on information underlying the audited consolidated annual financial statements of Gold Fields Limited for the year ended 31 December 2021.

ROYALTIES

South Africa

The Royalty Act was promulgated on 24 November 2008 and came into operation on 1 March 2010. The Royalty Act imposes a royalty on refined and unrefined minerals payable to the South African government.

The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing earnings before interest and taxes (“EBIT”), as defined by the Royalty Act, by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% is levied on refined minerals.

The royalty in respect of unrefined minerals (which include uranium) is calculated by dividing EBIT by the product of nine times gross revenue calculated as a percentage, plus an additional 0.5%. A maximum royalty of 7% is levied on unrefined minerals.

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Management’s Discussion and Analysis of the Financial Statements continued

Where unrefined mineral resources (such as uranium) constitute less than 10% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For Gold Fields, this means that currently it will pay a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for 2021, 2020 and 2019 was 0.5% of revenue.

Ghana

Minerals are owned by the Republic of Ghana and held in trust by the President. Under the terms of the March 2016 Development Agreement (“DA”) entered into with the government of Ghana, Tarkwa and Damang have been subject to a sliding scale for royalty rates, linked to the prevailing gold price from 1 January 2021. The royalty sliding scale is as follows:

Average gold price
Low value		High value	Royalty rate
US$0.00	–	US$1,299.99	3.0%
US$1,300.00	–	US$1,449.99	3.5%
US$1,450.00	–	US$2,299.99	4.1%
US$2,300.00	–	Unlimited	5.0%

The average rate of royalty tax payable for 2021, 2020 and 2019 based on the above sliding scale was 4.1%, 4.1% and 3.5% on revenue, respectively. Asanko does not have a DA with the government and was subject to a 5% royalty tax rate for 2021, 2020 and 2019.

Australia

Royalties are payable to the state based on the amount of gold produced from a mining tenement. Royalties are payable quarterly at a fixed rate of 2.5% of the royalty value of gold sold. The royalty value of gold is the amount of gold produced during the month multiplied by the average gold spot price for the month.

Peru

Royalties and Special Mining Tax are both calculated with reference to the operating margin and ranging from 1% (for operating margins less than 10%) to 12% (for operating margins of more than 80%), or 1% of revenue, the highest of both amounts. Cerro Corona’s effective royalty and Special Mining Tax rate for 2021, 2020 and 2019 was 4.4%, 3.9% and 3.6% of operating profit, respectively.

Chile

Chile levies a royalty (referred to as the special mining income tax) on all medium to large scale mining operations in Chile. Gold Fields anticipates that its Chilean subsidiary will be treated as a large scale mineral producer. This is because it will produce annual gold equivalent ounces in excess of 50,000 metric tonnes of fine copper. The applicable mining tax percentage is calculated on a sliding scale with reference to the mining operational profit margin. The tax rate is from 5% (for operating margins equal to or less than 35%) to 14% (for operating margins of 85% or more). The mining tax payable is calculated at the applicable tax rate on the net operating income of the Chilean subsidiary. The mining tax is a deductible expense in the calculation of the Chilean corporate tax.

INCOME AND MINING TAXES

Gold Fields tax strategy and policy

The Gold Fields tax strategy is to proactively manage its tax obligations in a transparent, responsible and sustainable manner, acknowledging the differing interests of all stakeholders.

Gold Fields has invested and allocated appropriate resources in the Group tax department to ensure compliance with global tax obligations. The Group does not engage in aggressive tax planning and seeks to maintain professional real-time relationships with the relevant tax authorities. In material or complex matters, the Group would generally seek advance tax rulings, or alternatively obtain external counsel opinion.

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Gold Fields has appropriate controls and procedures in place to ensure compliance with relevant tax legislation in all the jurisdictions in which it operates. This includes compliance with transfer pricing (“TP”) legislation and associated TP documentation requirements, which is governed by the Group TP policy. The Group TP policy is fully compliant with OECD guidelines and is regularly updated and benchmarked by independent experts. Uncertain tax positions are properly evaluated, and reported in terms of IFRIC 23 Uncertainty over Income Tax Treatments.

The Group is subject to South African Controlled Foreign Companies (“CFC”) tax legislation which is aimed at taxing passive income and capital gains realised by its foreign subsidiaries (to the extent that it was not taxed in the foreign jurisdiction). Therefore, tax avoidance on passive income or capital gains cannot be achieved by shifting such passive income to low or tax haven jurisdictions. The active business income from mining is taxed at source in the relevant jurisdiction where the mining operations are located.

The Group does not embark on intra-group gold sales and only sells its gold (or gold-equivalent product) directly to independent third parties at arm’s-length prices – generally at the prevailing gold (or gold-equivalent) spot price.

The Group has reported its key financial figures on a country-by-country basis from 2017 as required by the South African Revenue Service (“SARS”), such requirement being aligned with OECD guidelines. The country-by-country reports are filed with SARS, which will exchange the information with all the relevant jurisdictions with which it has concluded or negotiated exchange of information agreements.

South Africa

Generally, South Africa imposes tax on the worldwide income (including capital gains) of all of Gold Fields’ South African incorporated and tax resident entities. Certain classes of passive income such as interest and royalties, and certain capital gains, derived by Controlled Foreign Companies (“CFC”) could be subject to South African tax on a notional imputation basis. CFCs generally constitute a foreign company in which Gold Fields owns or controls more than 50% of the shareholding.

Gold Fields pays taxes on its taxable income generated by its mining and non-mining tax entities. Under South African law, gold mining companies and non-gold mining companies are taxed at different rates. Companies in the Group not carrying on direct gold mining operations are taxed at a statutory rate of 28%.

Gold Fields Operations Limited (“GFO”), and GFI Joint Venture Holdings Proprietary Limited (“GFIJVH”), jointly own the South Deep mine and constitute gold mining companies for South African taxation purposes. These companies are subject to the gold formula on their mining income.

The applicable formula takes the form Y = 34 – 170/x

Where:

Y = the tax rate to be determined

x = the ratio of taxable income to the total income (expressed as a percentage)

The effective mining tax rate for GFO and GFIJVH, owners of the South Deep mine, has been calculated at 29% (2020: 29% and 2019: 29%).

Ghana

Ghanaian resident entities are subject to tax on a worldwide income basis however, general source based tax principles are applied. Where income has a source in Ghana, it accrues in or is derived from Ghana. Under the terms of the Development Agreement (“DA”) entered into with the government of Ghana, Tarkwa and Damang are liable to a 32.5% corporate income tax rate. Asanko does not have a DA with the government and is subject to a 35% corporate income tax rate.

Dividends paid by Tarkwa and Damang are subject to an 8% withholding tax rate, reduced if terms and conditions of an applicable Double Tax Agreement are met.

Tarkwa and Damang are allowed to deduct 20% on a straight-line basis for capital allowances on depreciable assets (i.e. over five years). Any capital allowances which are not utilised in a particular year are added to operating losses (if any), thereby increasing operating losses and then carried forward for five years. Any operating losses carried forward are extinguished if not utilised within five years on a first in, first out basis.

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Management’s Discussion and Analysis of the Financial Statements continued

The Revenue Administration Act, 2016 (Act 915) became effective on 1 January 2017. Act 915 consolidates the tax administration provisions from the various tax laws (income tax, value added tax, customs) into a single Act and introduces a more stringent tax compliance framework. Act 915 enables taxpayers to offset surpluses and liabilities arising from different tax types. It should be noted that the tax authorities are again expected to release guidance notes to allow taxpayers to fully utilise the offset mechanism.

Eight years after the introduction of TP regulations in Ghana, the Government has repealed and replaced the TP regulations with new TP regulations in 2020. The new TP rules are intended to ease the compliance burden and provide additional clarity. The tax authorities are yet to release guidance notes or updated return templates to aid in implementation and administration.

Australia

Generally, Australia imposes tax on the worldwide income (including capital gains) of all of Gold Fields’ Australian incorporated and tax resident entities. The current income tax rate for companies with turnover of A$50 million or more is 30%. Exploration expenditure is deductible in full as incurred. The Australian Uniform Capital Allowance regime allows tax deductions for the decline in value of depreciable assets and certain other capital expenditures over the effective lives of the assets acquired or constructed.

Gold Fields Australia and its eligible related Australian sister companies, together with all wholly owned Australian subsidiaries, have elected to be treated as a tax consolidated group for income taxation purposes. As a tax consolidated group, a single income tax return is lodged for the Group based on the consolidated results of all companies within the Group.

Withholding tax is payable on dividends, interest and royalties paid by Australian residents to non-residents. In the case of dividend payments to non-residents, withholding tax at a rate of 30% will apply. However, where the recipient of the dividend is a resident of a country with which Australia has concluded a double taxation agreement, the rate of withholding tax is generally limited to between 0% and 15%, depending on the applicable agreement and shareholding percentage. Where dividends are paid out of profits that have been subject to Australian corporate tax there is no withholding tax, regardless of whether a double taxation agreement is in place.

Peru

Peruvian taxes for resident individuals and domiciled corporations are based on their worldwide income, and for non-resident individuals and non-domiciled corporations are based on their Peruvian income source. The general income tax rate applicable to domiciled corporations is 29.5% on taxable income and to non-resident corporations is 30%. The income tax applied to interest paid to non-residents is 4.99%. The dividends tax rate (to residents and non-residents) is 5%. Capital gains are also taxed as ordinary income for domiciled corporations.

Chile

Gold Fields anticipates that its Chilean subsidiary will be subject to the 27% corporate tax rate, and that dividends paid by the Chilean subsidiary to the parent company will be subject to a 35% withholding tax rate, but that the 27% corporate tax paid will fully count as a credit against the withholding tax levied, so that the effective dividend withholding tax rate will approximate 8%.

EXCHANGE RATES

Gold Fields’ Australian and South African revenues and costs are very sensitive to the Australian Dollar/US Dollar exchange rate and the Rand/US Dollar exchange rate, because revenues are generated using a gold price denominated in US Dollar, while the costs of the Australian and South African operations are incurred principally in Australian Dollar and Rand, respectively. Depreciation of the Australian Dollar and Rand against the US Dollar reduces Gold Fields’ average costs when they are translated into US Dollar, thereby increasing the operating margin of the Australian and South African operations. Conversely, appreciation of the Australian Dollar and Rand results in Australian and South African operating costs being translated into US Dollar at a lower Australian Dollar/US Dollar exchange rate and Rand/ US Dollar exchange rate, resulting in higher costs in US Dollar terms and in lower operating margins. The impact on profitability of any change in the value of the Australian Dollar and Rand against the US Dollar can be substantial. Furthermore, the exchange rates obtained when converting US Dollar to Australian Dollar and Rand are set by foreign exchange markets, over which Gold Fields has no control. In 2021, the Rand strengthened by 10% against the US Dollar, from an average of R16.38 per US$1.00 in 2020 to R14.79 per US$1.00 in 2021. The Australian Dollar strengthened by 9% at an average of A$1.00 per US$0.69 in 2020 to A$1.00 per US$0.75 in 2021.

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With respect to its operations in Ghana and Peru, a substantial portion of Gold Fields’ operating costs (including wages) are either directly incurred in US Dollar or are translated to US Dollar. Accordingly, fluctuations in the Ghanaian Cedi and Peruvian Nuevo Soles do not materially impact operating results for the Ghana and Peru operations.

A portion of the Salares Norte project’s capital expenditure is denominated in Chilean pesos. Depreciation or appreciation of the Chilean peso against the US dollar will reduce or increase their capital expenditure when translating into US dollars. In 2020, Gold Fields entered into a foreign currency hedge to mitigate the full exchange rate exposure.

Gold Fields entered into the following currency forward contracts:

Australia foreign currency hedge

In May 2018, the Australian operations entered into Australian Dollar/US Dollar average rate forwards for a total notional US$96 million for the period January 2019 to December 2019 at an average strike price of A$/US$ 0.7517. In June 2018, further hedges were taken out for a total notional US$60 million for the same period January 2019 to December 2019 at an average strike price of A$/US$ 0.7330. In September 2018, further hedges were taken out for a total notional US$100 million for the same period January 2019 to December 2019 at an average strike price of A$/US$ 0.7182. In October 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$60 million at an average strike price of A$/US$ 0.7075. In December 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$50 million at an average strike price of A$/US$ 0.715.

At 31 December 2020, the hedge had matured and the mark-to-market value was A$nil (US$nil).

Salares Norte foreign currency hedge

In March 2020, a total notional amount of US$544.5 million was hedged at a rate of CLP/US$836.45 for the period July 2020 to December 2022.

At 31 December 2021, the mark-to-market value on the hedge was a negative US$7 million (2020: positive US$86 million) with a realised gain of US$33 million (2020: US$5 million) and an unrealised loss of US$93million (2020: gain of US$86 million) for the year ended 31 December 2021.

INFLATION

A period of significant inflation could adversely affect Gold Fields’ results and financial condition. Further, over the past several years, production costs, especially wages and electricity costs, have increased considerably. The effect of these increases has adversely affected, and may continue to adversely affect, the profitability of Gold Fields’ South Deep operations.

Effective mining inflation for 2021 was as follows:

•	10.4% in South Africa;
•	5.8% in Ghana,
•	3.1% in Peru;
•	4.6% in Chile; and
•	6.8% in Australia.

To ensure sustainability and free cash flow generation, reinvesting in and upgrading the Gold Fields portfolio is essential. To achieve this, Gold Fields embarked on a reinvestment programme in 2020 and 2021 with a significant capital spend due to the construction of Salares Norte. Given the high levels of capital expenditure, the Group undertook short-term hedging. For further details, refer to pages 207 to 210.

The Group continued rationalising and prioritising capital expenditure without undermining the sustainability of its operations and continued prioritisation of cash generation over production volumes.

Further, the majority of Gold Fields’ costs at the South African operations are in Rand and revenues from gold sales are in US Dollar. Generally, when inflation is high, the Rand potentially devalues thereby increasing Rand revenues and potentially offsetting the increase in costs. However, there can be no guarantee that any cost-saving measures or the effects of any potential devaluation will offset the effects of increased inflation and production costs.

The same applies to the Australian operations with regard to the link between the Australian Dollar and US Dollar. The Peruvian and Ghanaian operations, on the other hand, are affected by inflation without a potential similar effect on revenue proceeds, thereby increasing the impact of inflation on the operating margins.

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Management’s Discussion and Analysis of the Financial Statements continued

CAPITAL EXPENDITURES

Gold Fields will continue to be required to make capital investments in both new and existing infrastructure and opportunities and, therefore, management will be required to continue to balance the demands for capital expenditure in the business and allocate Gold Fields’ resources in a focused manner to achieve its sustainable growth objectives. Gold Fields expects that its use of available capital resources and allocation of its capital expenditures may shift in future periods as it increases investment in certain of its exploration projects.

Group

Capital expenditure for the Group (excluding Asanko) increased by 86% from US$584 million in 2020 (comprising sustaining capital expenditure of US$409 million and growth capital expenditure of US$175 million) to US$1,089 million in 2021 (comprising sustaining capital expenditure of US$576 million and growth capital expenditure of US$513 million).

Set out below are the capital expenditures made by Gold Fields during 2021. Also, refer to “Cash flows from investing activities” section.

	United States Dollar
	2021			2020
Figures in million unless otherwise stated	Sustaining capital	Growth capital	Total capital	Sustaining capital	Growth capital	Total capital
South Deep	69	20	89	44	5	49
South African region	69	20	89	44	5	49
Tarkwa	209	—	209	147	—	147
Damang	17	6	23	14	6	20
Ghanaian region	226	6	232	161	6	167
Cerro Corona	28	28	56	24	26	50
South American region	28	28	56	24	26	50
St Ives	90	14	104	62	12	74
Agnew	56	32	88	43	9	52
Granny Smith	64	36	100	47	19	66
Gruyere – 50%	42	2	44	27	1	28
Australian region	252	84	336	179	41	220
Salares Norte	—	375	375	—	97	97
Other	1	—	1	1	—	1
Capital expenditure	576	513	1,089	409	175	584

South African region

Gold Fields spent R1,320 million (US$89 million) on capital expenditure at South Deep in 2021 and has budgeted approximately R1,930 million (US$124 million) for capital expenditure at South Deep in 2022. The capital expenditure of R1,320 million (US$89 million) in 2021 comprised sustaining capital expenditure of R1,019 million (US$69 million) and growth capital expenditure of R301 million (US$20 million). The budgeted capital expenditure of R1,930 million (US$124 million) comprises sustaining capital expenditure of R1,547 million (US$99 million) and growth capital expenditure of R383 million (US$25 million).

Ghanaian region

Gold Fields spent US$209 million on capital expenditure at Tarkwa in 2021 and has budgeted US$198 million for capital expenditure at Tarkwa for 2022. The total spend relates to sustaining capital expenditure.

Gold Fields spent US$23 million on capital expenditure at Damang in 2021 and has budgeted US$52 million of capital expenditure at Damang for 2022. The expenditure of US$23 million in 2021 comprised sustaining capital expenditure of US$17 million and growth capital expenditure of US$6 million. The budgeted capital expenditure of US$52 million comprises sustaining capital expenditure of US$42 million and growth capital expenditure of US$10 million.

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The capital expenditure at Asanko (45%) for 2021 was US$21 million. The capital expenditure of US$21 million in 2021 comprised sustaining capital expenditure of US$13 million and growth capital expenditure of US$8 million. Budgeted capital expenditure for Asanko will be updated later in the year when a new and approved business plan is provided by Galiano Gold Inc. to the Group.

South American region

Gold Fields spent US$56 million on capital expenditure at Cerro Corona in 2021 and has budgeted US$46 million for capital expenditure at Cerro Corona for 2022. The capital expenditure of US$56 million in 2021 comprised US$28 million sustaining capital expenditure and US$28 million growth capital. The budgeted capital expenditure of US$46 million comprises sustaining capital expenditure of US$33 million and growth capital expenditure of US$13 million.

Australian region

Gold Fields spent A$138 million (US$103 million) on capital expenditure at St Ives in 2021 and has budgeted A$148 million (US$113 million) for capital expenditure at St Ives in 2022. The capital expenditure of A$138 million (US$103 million) in 2021 comprised A$120 million (US$90 million) sustaining capital expenditure and A$18 million (US$14 million) growth capital. The budgeted capital expenditure of A$148 million (US$113 million) comprises sustaining capital expenditure of A$127 million (US$97 million) and growth capital expenditure of A$21 million (US$16 million).

Gold Fields spent A$117 million (US$88 million) on capital expenditure at Agnew in 2021 and has budgeted A$127 million (US$97 million) for capital expenditure at Agnew for 2022. The capital expenditure of A$117 million (US$88 million) in 2021 comprised A$75 million (US$56 million) sustaining capital expenditure and A$42 million (US$32 million) growth capital. The budgeted capital expenditure of A$127 million (US$97 million) comprises sustaining capital expenditure of A$85 million (US$65 million) and growth capital expenditure of A$42 million (US$32 million).

Gold Fields spent A$134 million (US$100 million) on capital expenditure at Granny Smith in 2021 and has budgeted A$130 million (US$98 million) for capital expenditure at Granny Smith for 2022. The capital expenditure of A$134 million (US$100 million) in 2021 comprised A$86 million (US$64 million) sustaining capital expenditure and A$48 million (US$36 million) growth capital. The budgeted capital expenditure of A$130 million (US$98 million) comprises sustaining capital expenditure of A$94 million (US$71 million) and growth capital expenditure of A$36 million (US$27 million).

Gold Fields spent A$58 million (US$44 million) on capital expenditure at Gruyere in 2021 and has budgeted A$45 million (US$34 million) for capital expenditure for 2022. The capital expenditure of A$58 million (US$44 million) in 2021 comprised A$56 million (US$42 million) sustaining capital and A$2 million (US$2 million) growth capital. The budgeted capital expenditure of A$45 million (US$34 million) comprises sustaining capital expenditure of A$42 million (US$32 million) and growth capital of A$3 million (US$2 million).

Salares Norte

Gold Fields spent US$375 million on growth capital expenditure at Salares Norte in 2021 and has budgeted US$347 million for capital expenditure at Salares Norte for 2022. Total spend in 2021 relates to growth capital. The budgeted capital expenditure of US$347 million comprises sustaining capital expenditure of US$17 million and growth capital expenditure of US$330 million.

The actual capital expenditure for the future periods noted above may be different from the amounts set out above and the amount of actual capital expenditure will depend on a number of factors, such as production volumes, the price of gold, copper and other minerals mined by Gold Fields and general economic conditions. Some of the factors are outside of the control of Gold Fields.

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Gold Fields’ significant accounting policies are more fully described in the accounting policies to its consolidated financial statements included in this Annual Financial Report. Some of Gold Fields’ accounting policies require the application of significant judgements and estimates by management that can affect the amounts reported in the consolidated financial statements. By their nature, these judgements are subject to a degree of uncertainty and are based on Gold Fields’ historical experience, terms of existing contracts, management’s view on trends in the gold mining industry, information from outside sources and other assumptions that Gold Fields considers to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions. Refer to the accounting policies, pages 140 to 162, to the consolidated financial statements included elsewhere in this Annual Financial Report for the more significant areas requiring the use of management judgements and estimates.

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Management’s Discussion and Analysis of the Financial Statements continued

RESULTS FOR THE PERIOD – YEARS ENDED 31 DECEMBER 2021 AND 31 DECEMBER 2020

Profit attributable to owners of the parent for the Group increased by 9% from US$723 million (or US$0.82 per share) in 2020 to US$789 million (or US$0.89 per share) in 2021.

The reasons for this increase are discussed on the following pages.

Revenue

Revenue increased by 8% from US$3,892 million in 2020 to US$4,195 million in 2021. The increase in revenue of US$303 million was due to higher gold sold and the higher gold price received.

The average US Dollar gold price achieved by the Group (excluding Asanko) increased by 1% from US$1,768 per equivalent ounce in 2020 to US$1,794 per equivalent ounce in 2021. The average Rand gold price decreased by 8% from R928,707 per kilogram in 2020 to R851,102 per kilogram in 2021. The average Australian Dollar gold price decreased by 6% from A$2,551 per ounce in 2020 to A$2,400 per ounce in 2021. The average US Dollar gold price for the Ghanaian operations (including Asanko) increased by 2% from US$1,766 per ounce in 2020 to US$1,794 per ounce in 2021 and the average US Dollar gold price for the Ghanaian operations (excluding Asanko) increased by 1% from US$1,773 per ounce in 2020 to US$1,797 per ounce in 2021. The average equivalent US Dollar gold price, net of treatment and refining charges, for Cerro Corona decreased by 3% from US$1,795 per equivalent ounce in 2020 to US$1,750 per equivalent ounce in 2021. The average US Dollar/Rand exchange rate strengthened by 10% from R16.38 in 2020 to R14.79 in 2021. The average Australian/US Dollar exchange rate strengthened by 9% from A$1.00 = US$0.69 in 2019 to A$1.00 = US$0.75 in 2020.

Gold sales from operations (excluding Asanko) increased by 6% from 2,202,100 equivalent ounces in 2020 to 2,339,100 equivalent ounces in 2021. Gold sales at the South African operation increased by 29% from 7,056 kilograms (226,900 ounces) in 2020 to 9,102 kilograms (292,600 ounces) in 2021. Gold sales at the Ghanaian operations (excluding Asanko) increased by 4% from 749,300 ounces in 2020 to 776,100 ounces in 2021. Gold equivalent sales at the Peruvian operation (Cerro Corona) increased by 21% from 205,500 equivalent ounces in 2020 to 248,400 equivalent ounces in 2021. At the Australian operations, gold sales increased marginally from 1,020,500 ounces in 2020 to 1,021,900 ounces in 2021. As a general rule, Gold Fields sells all the gold it produces.

	2021			2020
	Revenue US$ million	Gold sold ’000oz	Gold produced ’000oz	Revenue US$ million	Gold sold ’000oz	Gold produced ’000oz
South Deep	523.8	292.6	292.6	400.1	226.9	226.9
Tarkwa	936.9	521.7	521.7	927.7	526.3	526.3
Damang	457.5	254.4	254.4	400.8	223.0	223.0
Asanko[1]	172.1	97.2	94.6	188.2	109.7	112.5
Cerro Corona	434.8	248.4	248.3	368.8	205.5	207.1
St Ives	705.5	391.1	393.0	691.4	393.8	384.9
Agnew	402.0	222.8	223.0	411.5	233.5	233.3
Granny Smith	510.4	283.6	279.2	466.4	265.2	269.6
Gruyere – 50%	224.4	124.4	123.3	225.4	128.0	129.1
Total Group (including Asanko)	4,367.3	2,436.3	2,430.1	4,080.2	2,311.8	2,312.4
Total Group (excluding Asanko)	4,195.2	2,339.1	2,335.5	3,892.1	2,202.1	2,200.0

[1]	Equity-accounted joint venture. Included above for information only, not included in revenue for the Group.
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At South Deep in South Africa, gold sales increased by 29% from 7,056 kilograms (226,900 ounces) in 2020 to 9,102 kilograms (292,600 ounces) in 2021 due to the productivity improvement programmes introduced in 2019 which are sustainably delivering results. It is estimated that South Deep lost approximately 300 kilograms (9,300 ounces) due to Covid-19 related stoppages in 2021 compared to 1,000 kilograms (32,000 ounces) in 2020.

At the Ghanaian operations, gold sales at Tarkwa decreased by 1% from 526,300 ounces in 2020 to 521,700 ounces in 2021 mainly due to lower tonnes processed. Damang’s gold sales increased by 14% from 223,000 ounces in 2020 to 254,400 ounces in 2021 mainly due to increased production as mining progressed into the main ore body at the Damang Pit Cutback and a full year of commercial levels of production in 2021 as opposed to half a year in 2020 after completing the project stage. Gold sales at Asanko decreased by 11% from 109,700 ounces in 2020 to 97,200 ounces in 2021 mainly due to lower yield.

At Cerro Corona in Peru, copper sales increased by 7% from 24,114 tonnes in 2020 to 25,795 tonnes in 2021 due to higher grade processed, while gold sales decreased by 6% from 120,176 ounces in 2020 to 112,957 ounces in 2021 due to lower grade processed. Gold equivalent sales increased by 21% from 205,500 ounces in 2020 to 248,400 ounces in 2021 mainly due to the higher price factor. The price factor was 5.17 in 2021 compared to 3.5 in 2020. It is estimated that Cerro Corona lost approximately 20,000 ounces gold production due to Covid-19 related stoppages in 2021 compared to 46,000 ounces in 2020.

At the Australian operations, gold sales at St Ives decreased by 1% from 393,800 ounces in 2020 to 391,100 ounces in 2021. Agnew, gold sales decreased by 5% from 233,500 ounces in 2020 to 222,800 ounces in 2021 due to decreased ore tonnes processed, partially offset by an increase in yield. At Granny Smith, gold sales increased by 7% from 265,200 ounces in 2020 to 283,600 ounces in 2021 due to an increase in yield, partially offset by decreased ore tonnes processed. At Gruyere, gold sales decreased by 3% from 128,000 ounces in 2020 to 124,400 ounces in 2021 due to a decrease in grade of ore processed.

Cost of sales

Cost of sales, which comprises cost of sales before gold inventory change and amortisation and depreciation, gold inventory change and amortisation and depreciation, increased by 10% from US$2,150 million in 2020 to US$2,375 million in 2021. The reasons for this increase are described below.

Cost of sales before gold inventory change and amortisation and depreciation

Cost of sales before gold inventory change and amortisation and depreciation increased by 15% from US$1,555 million in 2020 to US$1,785 million in 2021 due to inflationary increases as well as a US$89 million effect of the strengthening of the South African Rand and the Australian Dollar.

At South Deep in South Africa, cost of sales before gold inventory change and amortisation and depreciation increased by 24% from R3,722 million (US$227 million) in 2020 to R4,618 million (US$312 million) in 2021. This increase of R896 million was mainly due to increased volumes mined as total tonnes mined increased by 42% and processed as well as inflationary increases.

At the Ghanaian operations (excluding Asanko), cost of sales before gold inventory change and amortisation and depreciation increased by 6% from US$528 million in 2020 to US$562 million in 2021. At Tarkwa, cost of sales before gold inventory change and amortisation and depreciation increased by 15% from US$295 million in 2020 to US$340 million in 2021 mainly driven by an increase in the contractor mining rate of 15% as well as inflationary increases. At Damang, cost of sales before gold inventory change and amortisation and depreciation decreased by 5% from US$233 million in 2020 to US$222 million in 2021 mainly due to a 8Mt decrease in operational waste tonnes mined due to physical space constraints as mining moved deeper into the pit.

Asanko is accounted for as an equity accounted investees and Gold Fields share of its cost of sales before gold inventory change and amortisation and depreciation is not included the Group cost of sales before gold inventory change and amortisation and depreciation. At Asanko, cost of sales before gold inventory change and amortisation and depreciation increased by 7% from US$107 million in 2020 to US$115 million in 2021 mainly due to an increase in ore mined and operational waste tonnes mined.

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Management’s Discussion and Analysis of the Financial Statements continued

At Cerro Corona in Peru, cost of sales before gold inventory change and amortisation and depreciation increased by 20% from US$158 million in 2020 to US$190 million in 2021 mainly due to a 8Mt increase in operational waste tonnes mined. This is in line with the low-grade ore stockpiling strategy and the waste recovery plan implemented at the end of 2020, through the deployment of additional mining fleet and equipment. 3Mt of the 8Mt increase in operational waste tonnes related to the waste recovery plan.

At the Australian operations, cost of sales before gold inventory change and amortisation and depreciation increased by 3% from A$931 million (US$642 million) in 2020 to A$959 million (US$721 million) in 2021 mainly due to inflationary increases and additional processing cost associated with reliability projects at Gruyere. At St Ives, cost of sales before gold inventory change and amortisation and depreciation increased by 2% from A$349 million (US$241 million) in 2020 to A$357 million (US$268 million) in 2021 mainly due to increased volume mined at the underground mines, partially offset by decreased volume mined at the open pit as the transition to underground mining continued, as well as inflationary increases. At Agnew, cost of sales before gold inventory change and amortisation and depreciation decreased by 2% from A$228 million (US$157 million) in 2020 to A$224 million (US$168 million) in 2021 mainly due to reduced volumes mined and processed, partially offset by inflationary increases. At Granny Smith, cost of sales before gold inventory change and amortisation and depreciation increased by 3% from A$247 million (US$170 million) in 2020 to A$255 million (US$191 million) in 2021 mainly due to inflationary increases and increased mining cost at depth. At Gruyere, cost of sales before gold inventory change and amortisation and depreciation increased by 15% from A$107 million (US$73 million) in 2020 to A$123 million (US$93 million) in 2021 due to an 27% increase in ore tonnes mined, an increase in processing costs associated with plant reliability projects and inflationary increases.

Gold inventory change

The gold inventory credit to costs increased by 86% from US$66 million in 2020 to US$123 million in 2021.

The increase comprises the following:

At South Deep, the gold inventory charge to costs of R29 million (US$2 million) in 2020 compared with a credit to costs of R108 million (US$7 million) in 2021, due to a drawdown of gold-in-circuit in 2020 compared with a buildup of gold-in-circuit at the end of 2021.

At Tarkwa, the gold inventory charge to costs of US$2 million in 2020 compared with a credit to costs of US$30 million in 2021. In 2020 and 2021, Tarkwa supplemented ore feed to the plant with lower grade stockpile material. The credit relates to an increase in the cost base used in the calculation of inventory movements.

At Damang, the gold inventory credit to costs increased by 18% from US$61 million in 2020 to US$72 million in 2021, due to more lower grade ore tonnes added to the stockpile in 2021 compared to 2020.

At Asanko, the gold inventory credit to costs decreased by 62% from US$13 million in 2020 to US$5 million in 2021, due to a higher buildup of stockpiles in 2020 as a result of higher stockpiled material and higher gold on hand in 2020 compared to 2021.

At Cerro Corona, the gold inventory credit to costs increased by 250% from US$4 million in 2020 to US$14 million in 2021, both due to a buildup of stockpiles in line with the new life extension plan in which ore will be stockpiled for the first few years until the in-pit tailings process commences.

At St Ives, the credit to costs of A$10 million (US$7 million) in 2020 compared to a charge to costs of A$7 million (US$5 million) in 2021, due to a buildup of stockpiles in 2020 compared to a drawdown of stockpiles in 2021.

At Agnew, the charge to costs decreased by 25% from A$8 million (US$5 million) in 2020 to A$6 million (US$4 million) in 2021, both due to a drawdown of stockpiles.

At Granny Smith, the credit to costs of A$5 million (US$3 million) in 2020 compared to a charge to costs of A$3 million (US$2 million) in 2021, due to a buildup of gold-in-circuit in 2020 compared to a drawdown of gold-in-circuit in 2021.

At Gruyere, the credit to costs increased from A$nil (US$nil) in 2020 to A$15 million (US$11 million) in 2021, due to a placing of approximately 900kt of ore on the stockpiles in 2021.

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Amortisation and depreciation

Amortisation and depreciation is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines based on proved and probable reserves.

The table on the following page depicts the changes from 31 December 2020 to 31 December 2021 for proved and probable managed gold equivalent reserves and for the life-of-mine for each operation and the resulting impact on the amortisation charge in 2021. The amortisation in 2021 was based on the reserves as at 31 December 2020. The life-of-mine information is based on the operations reserve life of mine models. In basic terms, amortisation is calculated using the life-of-mine for each operation, which is based on: (1) the proved and probable reserves for the operation at the start of the relevant year; and (2) the amount of gold produced/mined by the operation during the year. The ore reserve statement as at 31 December 2021 became effective on 1 January 2022.

	Proved and probable mineral reserves as of			Life-of-mine		Amortisation for the year ended
	31 December 2021 ’000oz	31 December 2020 ’000oz	31 December 2019 ’000oz	31 December 2021 years	31 December 2020 years	31 December 2021 US$ million	31 December 2020 US$ million
South Africa region
South Deep[1]	32,188	34,800	32,800	80	86	43.0	29.1
West Africa region
Tarkwa[2]	5,804	6,100	5,900	14	14	172.3	168.2
Damang[3]	637	1,000	1,300	4	5	92.6	75.6
South America region
Cerro Corona[4]	2,025	2,586	3,000	9	10	88.3	77.6
Salares Norte	3,821	4,049	4,049	11	12	—	—
Australia region
St Ives	2,412	2,700	2,300	9	8	85.1	113.4
Agnew	1,013	900	800	6	5	64.8	65.6
Granny Smith	2,216	2,200	2,100	11	10	72.2	61.2
Gruyere[5]	2,226	1,700	1,800	12	9	77.5	58.5
Corporate and other	—	—	—	—	—	17.4	12.0
Total reserves[6]	52,342	56,035	54,049			713.2	661.3

[1]	As of 31 December 2019, 31 December 2020 and 31 December 2021, 90.7%, 90.5% and 90.5% of mineral reserves amounting to 29.763 million ounces, 31.538 million ounces and 29,129 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to future non-controlling shareholders in the South Deep operation in terms of the South Deep BEE transaction.
[2]	As of 31 December 2019, 31 December 2020 and 31 December 2021, 90% of mineral reserves amounting to 5.305 million ounces, 5.486 million ounces and 5,224 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Tarkwa operation.
[3]	As of 31 December 2019, 31 December 2020 and 31 December 2021, 90% of mineral reserves amounting to 1.214 million ounces, 0.928 million ounces and 0.573 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Damang operation. Damang has commenced studies on a further Damang pit cutback, which has the potential to extend the life-of-mine beyond 2025 by a further four years.
[4]	As of 31 December 2019, 31 December 2020 and 31 December 2021, 99.53% of mineral reserves amounting to 2.984 million ounces, 2.574 million ounces and 2,015 million ounces of equivalent gold were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Cerro Corona operation.
[5]	As of 31 December 2019, 31 December 2020 and 31 December 2021, mineral reserves at Gruyere represent the 50% portion attributable to Gold Fields only.
[6]	As of 31 December 2019, 31 December 2020 and 31 December 2021, reserves of 52.384 million ounces, 52.061 million ounces and 48,630 million ounces of equivalent gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Ghanaian, Peruvian and South African operations.

Amortisation and depreciation increased by 8% from US$661 million in 2020 to US$713 million in 2021 mainly due to a US$29 million effect of the strengthening of the South African Rand and the Australian Dollar.

At South Deep in South Africa, amortisation and depreciation increased by 34% from R476 million (US$29 million) in 2020 to R636 million (US$43 million) in 2021 due to 36% higher ounces mined and higher capital expenditure.

At the Ghanaian operations (excluding Asanko), amortisation and depreciation increased by 9% from US$244 million in 2020 to US$265 million in 2021. Tarkwa increased by 2% from US$168 million in 2020 to US$172 million in 2021 mainly due to higher capital expenditure in 2021. Damang increased by 22% from US$76 million in 2020 to US$93 million in 2021 mainly due to the 17% higher ounces mined in the Damang Pit Cutback in 2021 as well a shorter reserve life.

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Management’s Discussion and Analysis of the Financial Statements continued

At Cerro Corona in Peru, amortisation and depreciation increased by 13% from US$78 million in 2020 to US$88 million mainly due to 10% higher ounces mined as well as a shorter reserve life.

At the Australian operations, amortisation and depreciation decreased by 8% from A$433 million (US$299 million) in 2020 to A$398 million (US$300 million) in 2021. At St Ives, amortisation and depreciation decreased by 32% from A$165 million (US$113 million) in 2020 to A$113 million (US$85 million) in 2021 mainly due to a 21% decrease in open pit ounces mined and an increase in reserve life, partially offset by a 3% increase in underground ounces mined. At Agnew, amortisation and depreciation decreased by 9% from A$95 million (US$66 million) in 2020 to A$86 million (US$65 million) in 2021 mainly due to lower ounces mined at New Holland. At Granny Smith, amortisation and depreciation increased by 8% from A$89 million (US$61 million) in 2020 to A$96 million (US$72 million) in 2021 mainly due to a 4% higher gold mined and an increased cost base with the development of the second decline. At Gruyere, amortisation and depreciation increased by 21% from A$85 million (US$59 million) in 2020 to A$103 million (US$78 million) in 2021 due a 11% higher ounces mined and due to the mining of stage 2 of the pit in 2021 which has a higher unit rate as the mine gets deeper.

All-in sustaining and total all-in costs

The following table sets out for each operation and the Group, total gold sales in ounces, all-in sustaining costs and total all-in costs, net of by-product revenue, in US$/oz for 2021 and 2020:

	2021			2020
Figures in thousands unless otherwise stated	Gold only ounces sold	All-in sustaining costs – US$/oz	Total all-in costs – US$/oz	Gold only ounces sold	All-in sustaining costs – US$/oz	Total all-in costs – US$/oz
South Deep	292.6	1,310	1,379	226.9	1,237	1,260
South African operation	292.6	1,310	1,379	226.9	1,237	1,260
Tarkwa	521.7	1,155	1,155	526.3	1,017	1,017
Damang	254.4	802	852	223.0	1,008	1,035
Asanko[1]	97.2	1,431	1,559	109.7	1,114	1,316
Ghanaian operations	873.3	1,083	1,112	858.9	1,027	1,060
Cerro Corona[2]	113.0	(34)	230	120.2	484	715
Peruvian operation	113.0	(34)	230	120.2	484	715
St Ives	391.1	1,006	1,040	393.8	843	873
Agnew	222.8	1,164	1,308	233.5	1,017	1,053
Granny Smith	283.6	1,033	1,161	265.2	938	1,010
Gruyere – 50%	124.4	1,146	1,158	128.0	921	931
Australian operations	1,021.9	1,065	1,146	1,020.5	917	957
Total Group (including Asanko)	2,300.8	1,063	1,297	2,226.4	977	1,079
Total Group (excluding Asanko)	2,203.6	1,047	1,285	2,116.7	970	1,067

All-in costs are calculated in accordance with the World Gold Council Industry standard. Refer to pages 69 to 74 for detailed calculations and discussion of AIC.

[1]	Equity-accounted joint venture.
[2]	Gold sold at Cerro Corona excludes copper equivalents of 135,443 ounces in 2020 and 85,324 ounces in 2020.

Figures above may not add as they are rounded independently.

AISC and AIC

AISC net of by-product revenues (including Asanko) increased by 9% from US$977 per ounce of gold in 2020 to US$1,063 per ounce of gold in 2021, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC net of by-product revenues (including Asanko) increased by 20% from US$1,079 per ounce of gold in 2020 to US$1,297 per ounce of gold in 2021 due to higher cost of sales before amortisation and depreciation, higher sustaining and non-sustaining capital expenditure and higher royalties, partially offset by higher gold sold.

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AISC net of by-product revenues (excluding Asanko) increased by 8% from US$970 per ounce of gold in 2020 to US$1,047 per ounce of gold in 2021, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC net of by-product revenues (excluding Asanko) increased by 20% from US$1,067 per ounce of gold in 2020 to US$1,285 per ounce of gold in 2021 due to higher cost of sales before amortisation and depreciation, higher sustaining and non-sustaining capital expenditure and higher royalties, partially offset by higher gold sold.

At South Deep in South Africa, all-in sustaining costs decreased by 4% from R651,514 per kilogram (US$1,237 per ounce) in 2020 to R622,726 per kilogram (US$1,310 per ounce) in 2021 due to higher gold sold, partially offset by higher cost of sales before amortisation and depreciation mainly due to inflation and higher sustaining capital expenditure. The total all-in cost decreased by 1% from R663,635 per kilogram (US$1,260 per ounce) in 2020 to R655,826 per kilogram (US$1,379 per ounce) in 2021 due to the same reasons for all-in sustaining costs as well as higher non-sustaining capital expenditure.

At the Ghanaian operations, all-in sustaining costs increased by 5% from US$1,027 per ounce in 2020 to US$1,083 per ounce in 2021 and total all-in cost increased by 5% from US$1,060 per ounce in 2020 to US$1,112 per ounce in 2021. At Tarkwa, all-in sustaining costs and total all-in costs increased by 14% from US$1,017 per ounce in 2020 to US$1,155 per ounce in 2021 due to higher capital expenditure, lower gold sold and higher cost of sales before amortisation and depreciation. Both capital and operating expenditure include a contractor mining rate adjustment in 2021. At Damang, all-in sustaining costs decreased by 20% from US$1,008 per ounce in 2020 to US$802 per ounce in 2021 due to lower cost of sales before amortisation and depreciation and higher gold sold, partially offset by higher sustaining capital expenditure. All-in costs decreased by 18% from US$1,035 per ounce in 2020 to US$852 per ounce in 2021 due to the same reasons for all-in sustaining costs. At Asanko, all-in sustaining costs increased by 28% from US$1,114 in 2020 to US$1,431 per ounce in 2021 due to an increase in cost of sales before amortisation and depreciation and lower gold sold. All-in costs increased by 18% from US$1,316 in 2020 to US$1,559 in 2021 due to the same reasons for all-in sustaining costs, partially offset by lower non-sustaining capital expenditure.

At Cerro Corona in Peru, all-in sustaining costs decreased by 107% from a cost of US$484 per ounce in 2020 to a credit of US$34 per ounce in 2021 mainly as a result of higher by-product credits due to a higher copper price and content sold. All-in cost per ounce decreased by 68% from US$715 per equivalent ounce in 2020 to US$230 per equivalent ounce in 2021 mainly due to the same reasons for all-in sustaining cost. All-in cost per equivalent ounce decreased by 7% from US$1,119 per equivalent ounce in 2020 to US$1,040 per equivalent ounce in 2021 mainly due to higher equivalent ounces sold and higher gold inventory credit as a result of higher build-up of low grade stockpile in 2021, partially offset by higher waste tonnes mined and higher capital expenditure.

At the Australian operations, all-in sustaining costs increased by 7% from A$1,331 per ounce (US$917 per ounce) in 2020 to A$1,418 per ounce (US$1,065 per ounce) in 2021. All-in costs increased by 10% from A$1,388 per ounce (US$957 per ounce) in 2020 to A$1,526 per ounce (US$1,146 per ounce) in 2021. At St Ives, all-in sustaining costs increased by 9% from A$1,223 per ounce (US$843 per ounce) in 2020 to A$1,339 per ounce (US$1,006 per ounce) in 2021 mainly due to higher sustaining capital expenditure and increased underground production costs. All-in costs increased by 9% from A$1,266 per ounce (US$873 per ounce) in 2020 to A$1,385 per ounce (US$1,040 per ounce) in 2021 mainly due to the same reasons for all-in sustaining costs. At Agnew, all-in sustaining costs increased by 5% from A$1,475 per ounce (US$1,017 per ounce) in 2020 to A$1,550 per ounce (US$1,164 per ounce) in 2021 due to lower gold sold and higher sustaining capital expenditure, partially offset by lower production cost driven by reduced ore tonnes mined and processed. All-in costs increased by 14% from A$1,528 per ounce (US$1,053 per ounce) in 2020 to A$1,741 per ounce (US$1,308 per ounce) in 2021 due to the same reasons for all-in sustaining costs and higher non-sustaining capital expenditure. At Granny Smith, all-in sustaining costs increased by 1% from A$1,360 per ounce (US$938 per ounce) in 2020 to A$1,376 per ounce (US$1,033 per ounce) in 2021 due to higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by increased gold sold. All-in costs increased by 5% from A$1,465 per ounce (US$1,010 per ounce) in 2020 to A$1,545 per ounce (US$1,161 per ounce) in 2021 mainly due to the same reasons for all-in sustaining costs and higher non-sustaining capital. At Gruyere, all-in sustaining costs increased by 14% from A$1,337 per ounce (US$921 per ounce) in 2020 to A$1,525 per ounce (US$1,146 per ounce) in 2021 due to lower gold sold and a A$15 million (US$11 million) increase in processing costs associated with plant reliability projects, as well as increased sustaining capital expenditure. All-in costs increased by 14% from A$1,350 per ounce (US$931 per ounce) in 2020 to A$1,541 per ounce (US$1,158 per ounce) in 2021 due to the same reasons as all-in sustaining costs.

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Management’s Discussion and Analysis of the Financial Statements continued

Investment income

Income from investments decreased by 11% from US$9 million in 2020 to US$8 million in 2021. The increase was mainly due to lower cash balances in 2021.

The investment income in 2021 of US$8 million comprised US$1 million interest on monies invested in the South African rehabilitation trust fund and US$7 million interest on other cash and cash equivalent balances

The investment income in 2020 of US$9 million comprised US$1 million interest on monies invested in the South African rehabilitation trust fund and US$8 million interest on other cash and cash equivalent balances.

Interest received on the South African rehabilitation trust fund remained flat at US$1 million.

Interest on other cash balances decreased by 13% from US$8 million in 2020 to US$7 million in 2021 mainly due to lower cash balances in 2021.

Finance expense

Finance expense decreased by 20% from US$127 million in 2020 to US$101 million in 2021.

The finance expense of US$101 million in 2021 comprised US$9 million relating to the accretion of the environmental rehabilitation liability, US$1 million relating to the unwinding of the silicosis provision, US$24 million lease interest and US$80 million on various Group borrowings, partially offset by borrowing costs capitalised of US$13 million.

The finance expense of US$127 million in 2020 comprised US$11 million relating to the accretion of the environmental rehabilitation liability, US$2 million relating to the unwinding of the silicosis provision, US$22 million lease interest and US$105 million on various Group borrowings, partially offset by borrowing costs capitalised of US$13 million.

The environmental rehabilitation liability accretion expense decreased by 18% from US$11 million in 2020 to US$9 million in 2021 due to a lower inflation rate used in the 2020 calculation.

The unwinding of the silicosis provision decreased by 50% from US$2 million in 2020 to US$1 million in 2021 due to a change in the expected timing of the cash flows.

The interest expense on lease liability increased by 9% from US$22 million in 2020 to US$24 million in 2021 due to additional leases capitalised in 2021.

Below is an analysis of the components making up the interest on the various Group borrowings, stated on a comparative basis:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Interest on borrowings to fund capital expenditure and operating costs at the South African operation	2	2
Interest on US$1 billion notes issue	—	24
Interest on US$500 million 5-year notes issue	26	27
Interest on US$500 million 10-year notes issue	31	32
Interest on US$100 million revolving senior secured credit facility	2	2
Interest on US$150 million revolving senior secured credit facility	3	3
Interest on A$500 million syndicated revolving credit facility	7	7
Interest on US$1,200 million term loan and revolving credit facilities	8	8
Other interest charges	1	—
	80	105
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Interest on borrowings to fund capital expenditure and operating costs at the South African operation remained flat at US$2 million. The Rand facilities are fully undrawn and the expense relates to commitment fees.

Interest on the US$1 billion notes issue was US$nil in 2021 compared to US$24 million in 2020. The US$1 billion notes were repaid on 7 October 2020, the date of maturity of the notes.

Interest on the US$500 million 5-year notes issue and US$500 million 10-year notes issue decreased by 4% and 3% from US$27 million and US$32 million in 2020 to US$26 million and US$31 million in 2021, respectively.

Interest on the US$100 million term revolving senior secured credit facility remained flat at US$2 million. The facility was repaid in full in 2019 and the expense relates to commitment fees.

Interest on the US$150 million revolving senior secured credit facility remained flat at US$3 million.

Interest on the A$500 million syndicated revolving credit facility remained flat at US$7 million.

Interest on the US$1,200 million term loan and revolving credit facilities remained flat at US$8 million.

Capitalised interest remained flat at US$13 million in 2021. The interest was capitalised in terms of IAS 23 Borrowing Costs. IAS 23 requires capitalisation of borrowing costs whenever general or specific borrowings are used to finance qualifying projects. The qualifying project in 2021 was the Salares Norte project (US$13 million). The qualifying projects in 2020 were the Damang reinvestment project (US$12 million) and the Salares Norte project (US$1 million). The Salares Norte project was approved by the Board and capital expenditure commenced in April 2020. An average interest capitalisation rate of 5.9% (2020: 4.4%) was applied.

Loss on financial instruments

The loss on financial instruments decreased by 58% from US$239 million in 2020 to US$100 million in 2021.

The loss on financial instrument of US$100 million in 2021 comprised:

	Unrealised (losses)/gains and prior year	United States Dollar
Figures in millions unless otherwise stated	mark-to- market reversals	Realised (losses)/ gains	Total (losses)/ gains
Ghana oil hedge	13	—	13
Peru copper hedge	14	(46)	(32)
Australia gold hedge	6	(31)	(25)
Australia oil hedge	7	1	8
Salares Norte foreign currency hedge	(93)	33	(60)
Maverix warrants – loss on fair value	(4)	—	(4)
	(57)	(43)	(100)
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Management’s Discussion and Analysis of the Financial Statements continued

The loss on financial instrument of US$239 million in 2020 comprised:

	Unrealised (losses)/gains and prior year	United States Dollar
Figures in millions unless otherwise stated	mark-to- market reversals	Realised (losses)/ gains	Total (losses)/ gains
South Deep gold hedge	11	(96)	(85)
Ghana gold hedge	36	(114)	(78)
Ghana oil hedge	(10)	(7)	(17)
Peru copper hedge	(14)	—	(14)
Australia gold hedge	71	(201)	(130)
Australia oil hedge	(6)	(3)	(9)
Salares Norte foreign currency hedge	86	5	91
Maverix warrants – gain on fair value	1	—	1
Other	2	—	2
	177	(416)	(239)

South Deep gold hedge

Between October 2018 and January 2019, South Deep entered into cash-settled average rate forwards for a total of 112,613 ounces for the period June 2019 to December 2019 at an average strike rate of R617,000 per kilogram.

In June 2019, a total of 200,000 ounces of the expected production for 2020 for South Deep was hedged for the period January 2020 to December 2020 using cash-settled zero cost collars (100,000 ounces) and average rate forwards (100,000 ounces). The average strike price is R660,000 per kilogram on the floor and R727,000 per kilogram on the cap. The average strike price is R681,400 per kilogram on the forwards.

At 31 December 2020, the mark-to-market value on the hedge was Rnil (US$nil) as all instruments had matured with a realised loss of R1,563 million (US$96 million), partially offset by an unrealised gain and prior year mark-to-market reversals of R176 million (US$11 million) for the year ended 31 December 2020.

Ghana gold hedge

In January 2018 and April 2018, a total of 488,900 ounces of the expected production for the Ghanaian region was hedged for the period January 2018 to December 2018 using zero-cost collars. The average strike prices are US$1,300 per ounce on the floor and US$1,418 per ounce on the cap.

In June 2019, a total of 275,000 ounces of the expected production for 2020 for the Ghanaian region was hedged for the period January 2020 to December 2020 using cash-settled zero-cost collars (175,000 ounces) and average rate forwards (100,000 ounces). The average strike prices are US$1,364 per ounce on the floor and US$1,449 per ounce on the cap. The average strike price on the forwards is US$1,382 per ounce.

Subsequent to 30 June 2019, 100,000 ounces of the expected production for the Ghanaian region was hedged for the period January 2020 to December 2020 using cash-settled zero cost collars. The average strike prices are US$1,400 per ounce on the floor and US$1,557 per ounce on the cap.

At 31 December 2020, the mark-to market value on the hedge was US$nil as all the instruments matured, with a realised loss of US$114, partially offset by an unrealised gain and prior year mark-to-market reversals of US$36 million for the year ended 31 December 2020.

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Ghana oil hedge

In May 2017 and June 2017, the Ghanaian operations entered into fixed price ICE Gasoil cash-settled swap transaction for a total of 125.8 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$457.2 per metric tonne (equivalent US$61.4 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenure was US$49.8 per barrel.

In June 2019, fixed price ICE Gasoil cash-settled swap transactions were entered into for a total of 123.2 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$575 per metric tonne (equivalent to US$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$59.2 per barrel.

At 31 December 2021, the mark-to-market value on the hedge was a positive US$3 million (2020: negative US$10 million) with a realised gain of US$nil (2020: loss of US$7 million) and an unrealised gain of US$13 million (2020: loss of US$10 million).

Peru copper hedge

In November 2017, zero-cost collars were entered into for the period January 2018 to December 2018. A total volume of 29,400 tonnes was hedged, at an average floor price of US$6,600 per tonne and an average cap price of US$7,431 per tonne.

In October and November 2020, a total of 24,000 metric tonnes of copper were hedged using cash-settled zero cost collars. The hedges are for the period January 2021 to December 2021 and represent the total planned production for 2021. The average strike price is US$6,525 per metric tonnes on the floor and US$7,382 per metric tonnes on the cap.

At 31 December 2021, the hedge had matured (2020: the mark-to-market negative valuation of 2020: US$14 million), with a realised loss of US$46 million (2020: US$nil), offset by an unrealised gain of US$14 million (2020: loss of US$14 million).

Australia gold hedge

In February 2018, the Australian operations entered into Asian swaps (Asian swaps are options where the payoff is determined by the average monthly gold price over the option period) for the period June 2018 to December 2018 for a total of 221,000 ounces of gold. The average strike price on the swaps was A$1,714 per ounce. In March 2018, the Australian operations entered into zero-cost collars for the period April 2018 to December 2018 for a total of 452,800 ounces of gold. The average strike prices are A$1,703 per ounce on the floor and US$1,767 per ounce on the cap.

In December 2018, additional Asian swaps were entered into for the period January 2019 to December 2019 for a notional 283,000 ounces of gold at an average strike price of A$1,751 per ounce. In December 2018, additional zero-cost collars were executed for the period January 2019 to December 2019 for a notional 173,000 ounces of gold with a strike price on the floor at A$1,720 per ounce and the strike price on the cap at A$1,789 per ounce.

In January 2019, zero-cost collars were executed for the period January 2019 to December 2019 for a notional 456,000 ounces of gold with a strike price on the floor at A$1,800 per ounce and the strike price on the cap at A$1,869 per ounce.

In June 2019, a total of 480,000 ounces of the expected production for 2020 for the Australian region was hedged for the period January 2020 to December 2020 using cash-settled zero-cost collars (270,000 ounces) and average rate forwards (210,000 ounces). The average strike prices are A$1,933 per ounce on the floor and A$2,014 on the cap. The average strike price on the forwards is A$1,957 per ounce.

In the first six months of 2020, 400,000 ounces of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts. Between July and October 2020, an additional 600,000 ounces of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts. The average strike price of the total 1,000,000 ounces hedged is A$2,190 per ounce.

At 31 December 2021, the hedge had matured (2020: mark-to-market positive valuation of A$36 million US$27 million)) with a realised loss of A$42 million (US$31 million) (2020: A$292 million (US$201 million)), partially offset by an unrealised gain and prior year mark-to-market reversals of AUS$8 million (US$6 million) (2020: A$104 million (US$71 million)) for the year ended 31 December 2021.

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Management’s Discussion and Analysis of the Financial Statements continued

Australia oil hedge

In May 2017 and June 2017, the Australian operations entered into fixed price Singapore 10ppm Gasoil cash-settled swap transactions for a total of 77.5 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$61.2 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenure was US$49.9 per barrel.

In June 2019, fixed price Singapore 10ppm Gasoil cash-settled swap transactions were entered into for a total of 75.0 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$57.4 per barrel.

At 31 December 2021, the mark-to-market value on the hedge was a positive A$3 million (US$2 million) (2020: negative A$7 million (US$5 million)) with a realised gain of A$1 million (US$1 million) (2020: loss of A$5 million (US$3 million)) and an unrealised gain of A$9 million (US$7 million) (2020: A$8 million (US$6 million)) for the year ended 31 December 2021.

Salares Norte

In March 2020, a total notional amount of US$544.5 million was hedged at a rate of CLP/US$836.45 for the period July 2020 to December 2022.

At 31 December 2021, the mark-to-market value on the hedge was a negative US$7 million (2020: positive US$86 million) with a realised gain of US$33 million (2020: US$5 million) and an unrealised loss of US$93 million (2020: gain of US$86 million) for the year ended 31 December 2020.

Maverix warrants

The loss of US$4 million in 2021 compared to a gain of US$1 million in 2020 and reflected the change in fair value of the warrants.

Foreign exchange (loss)/gain

The foreign exchange loss of US$2 million in 2021 compared with a gain of US$9 million in 2020.

These gains or losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies. The exchange loss of US$2m in 2021 is mainly due to the strengthening of the Peruvian Soles and Chilean Peso, partially offset by the weakening of the Ghanaian Cedi. The gain of US$9 million in 2020 was mainly due to the weakening of the Ghanaian Cedi.

Other costs, net

Other costs, net increased by 308% from US$12 million in 2020 to US$49 million in 2021 mainly due to higher rehabilitation expense in 2021 and US$24 million income related to the Salares VAT claim in 2020.

The costs in 2021 are mainly made up of:

•	Social contributions and sponsorships of US$18 million;

•	Offshore structure costs of US$15 million;

•	Donations of US$1 million made to various bodies in response to Covid-19; and

•	Rehabilitation expense of US$11 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognised in profit or loss.

The costs in 2020 are mainly made up of:

•	Social contributions and sponsorships of US$14 million;

•	Offshore structure costs of US$14 million;

•	Donations of US$3 million made to various bodies in response to Covid-19;

•	US$5 million related to the capital raising in February 2020;

•	Damang contract termination costs of US$1 million; and

•	Rehabilitation expense of US$2 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognised in profit or loss.
II-93

The above were partially offset by the following:

•	US$24 million income related to a submission of VAT claims for expenses incurred from 2010 to June 2020 at Salares Norte to the Chilean tax authority which become claimable from the commencement of construction in 2020.

Share-based payments

Gold Fields recognises the cost of share options granted (share-based payments) in terms of IFRS 2 Share-based Payment.

The Group grants share options and restricted shares to Executive Committee members (including regional Executive Committee members) under the Gold Fields Limited 2012 share plan amended. Gold Fields has adopted appropriate valuation models (Black-Scholes and Monte Carlo simulation) to fair value share-based payments. The value of the equity-settled instruments is determined at the grant date of the options and depending on the rules of the plan expensed on a straight-line basis over a three-year vesting period, adjusted for forfeitures as appropriate.

Only Executive Committee members (including regional Executive Committee members) receive awards under the Gold Fields Limited 2012 share plan amended, while senior and middle management receive awards under the revised long-term incentive plan (“LTIP”).

Share-based payments decreased by 13% from US$15 million in 2020 to US$13 million in 2021 mainly due to lower forecast vesting percentages of the scheme. The corresponding entry for the share-based payment expense was the share-based payment reserve within shareholders’ equity.

Long-term incentive plan expense

Gold Fields recognises the long-term incentive plan expense in terms of IAS 19 Employee Benefits.

On 1 March 2014, the Remuneration Committee approved the Gold Fields Limited long-term incentive plan (“LTIP”). The plan provided for Executive Directors, certain officers and employees to receive a cash award, conditional on the achievement of specified performance conditions relating to total shareholder return and free cash flow margin. The conditions were assessed over the performance cycle which runs over three calendar years. The expected timing of the cash outflows in respect of each grant was at the end of three years after the original award was made. The last award under this plan was made in 2015.

Executive Committee members (including regional Executive Committee members) receive awards under the Gold Fields Limited 2012 share plan amended, while senior and middle management receive awards under the revised LTIP. The performance conditions of the revised LTIP are approved annually by the Remuneration Committee. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made.

The LTIP expense decreased by 43% from US$51 million in 2020 to US$29 million in 2021 due to the current mark-to-market valuation of the plan reflecting forecast performance.

Exploration expense

The exploration expense increased by 22% from US$50 million in 2020 to US$61 million in 2021.

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Australia	21	17
Salares Norte	27	30
Peru	2	1
Ghana	10	—
Exploration office costs	1	2
Total exploration expense	61	50

In 2021, Australia spent US$59 million on exploration of which US$21 million was expensed in the income statement.

In 2020, Australia spent US$50 million on exploration of which US$17 million was expensed in the income statement.

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Management’s Discussion and Analysis of the Financial Statements continued

Share of results of equity-accounted investees, net of taxation

The loss of share of results of equity-accounted investees, net of taxation increased by 967% from US$3 million in 2020 to US$32 million in 2020.

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Far South East Resources Incorporated (“FSE”)	(2)	(2)
Asanko Gold Inc (“Asanko”)	(29)	(1)
Asanko - profit before impairment	24	49
Asanko - impairment	(53)	(50)
Lunnon Metals Limited (“Lunnon”)	(1)	—
Total share of result of equity-accounted investees, net of taxation	(32)	(3)

FSE’s share of results of equity-accounted investees, net of taxation remained flat at a loss of US$2 million.

Asanko’s share of results of equity-accounted investees, net of taxation was a loss of US$1 million in 2020 compared to a loss of US$29 million in 2021. The decrease in Asanko’s profit before impairment is mainly due to the lower production in 2021. The share of results of equity-accounted investees – impairment of Asanko related to an impairment of US$53m of the Asanko gold mine following the identification of an impairment trigger. Due to the re-evaluation of the geological modelling by our JV partner, Galiano, which is still not complete, Gold Fields is still not in a position to provide a reserve and resource estimate for Asanko as at 31 December 2021. Taking this into consideration, management has modelled various scenarios for the Asanko Life of Mine (LoM) in order to determine their best estimates of the future cash flows of the Asanko gold mine. The various LoM scenario runs were undertaken in an attempt to model Asanko’s future cash flows in the absence of a revised Resource and Reserve for 31 December 2021. These scenarios are based on the pre-feasibility study completed in 2019, in order to declare a Reserve at 31 December 2019, but were modified where appropriate to reflect prevailing circumstances

During 2021, Gold Fields acquired 31.65% in Lunnon and recognised a share of loss for the year of US$1 million.

Restructuring costs

Restructuring costs decreased by 50% from US$2 million in 2020 to US$1 million in 2021. The cost in 2021 relates mainly to the separation packages at Tarkwa and the cost in 2020 relates mainly to separation packages at St Ives and Tarkwa.

Silicosis settlement costs

Silicosis settlement costs charge of US$nil in 2020 compared to a credit of US$1 million in 2021.

A consolidated application was brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application (refer to notes 25.2 and 35 of the consolidated financial statements for further details).

During 2021, reversal of costs of US$1 million, related to a change in the expected timing of the cash flows and an increase in the discount rate.

Impairment, net of reversal of impairment of investments and assets

Impairment, net of reversal of impairment of investments and assets was a net reversal of impairment of US$51 million in 2020 compared to an impairment of US$42 million in 2021.

II-95

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Cerro Corona redundant assets	2	1
Capitalised exploration costs at St Ives	10	—
Damang drilling costs	—	10
Impairment/(reversal of impairment) – FSE	31	(62)
	43	(51)

The impairment of US$43 million in 2021 comprised of:

•	US$2 million impairment of redundant assets at Cerro Corona;

•	US$10 million impairment of capitalised exploration costs at St Ives based on technical and economic parameters of various studies; and

•	impairment of FSE of US$31 million based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company.

The net reversal of impairment of US$51 million in 2020 comprised of:

•	US$1 million impairment of redundant assets at Cerro Corona;

•	US$10 million impairment of drilling costs at Damang. Based on technical and economic parameters of various studies, all assets related to the Amoanda-Tomento corridor were impaired, offset by:

•	net reversal of impairment of FSE of US$62 million which is limited to previous impairments recognised. The reversal of impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company.

Ghana expected credit loss

Ghana expected credit loss (“ECL”) increased by 41% from US$29 million in 2020 to US$41 million in 2021.

The ECL of US$41 million in 2021 was raised against a contractor loan receivable of US$68 million. Due to issues with fleet availability at both Tarkwa and Damang, an agreement was entered into between Gold Fields and Engineers and Planners (“E&P”) to provide financial assistance to E&P in order to procure new fleet in 2020.

The ECL of US$29 million in 2020 was raised against a receivable at 31 December 2020. The receivable related to the sale of mining fleet to a contractor at Tarkwa as part of the transition to contractor mining.

Profit/(loss) on disposal of assets

Profit on disposal of assets of US$9 million in 2021 compared to a loss of US$nil million in 2020. The profit in 2021 related mainly to the sale of redundant assets at South Deep and Australia.

Royalties

Royalties increased by 7% from US$105 million in 2020 to US$112 million in 2021 and are made up as follows:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
South Africa	3	2
Ghana	55	53
Peru	8	6
Australia	46	44
	112	105
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Management’s Discussion and Analysis of the Financial Statements continued

The royalty in South Africa increased by 50% from US$2 million in 2020 to US$3 million in 2021 in line with the higher revenue. In South African Rand, the royalty increased by 15% from R33 million in 2020 to R38 million in 2021 in line with the increase in revenue.

The royalty in Ghana increased by 4% from US$53 million in 2020 to US$55 million in 2021 due to an increase in revenue in 2021.

The royalty in Peru increased by 33% from US$6 million in 2020 to US$8 million in 2021 due to an increase in operating profit in 2021.

The royalty in Australia increased by 5% from US$44 million in 2020 to US$46 million in 2021 mainly due to the strengthening of the Australian Dollar. In Australian Dollar, the royalty decreased by 5% from A$64 million in 2020 to A$61 million in 2021 in line with the decrease in revenue.

Mining and income tax

The mining and income tax charge decreased by 2% from US$433 million in 2020 to US$425 million in 2021.

The table below indicates Gold Fields’ effective tax rate in 2021 and 2020:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Income and mining tax credit/(charge) (US$ million)	(425)	(433)
Effective tax rate (%)	33.9	36.8

In 2021, the effective tax rate of 33.9% was lower than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

•	US$46 million adjustment to reflect the actual realised company tax rates in South Africa and offshore;

•	US$16 million deferred tax on unremitted earnings at Tarkwa and Cerro Corona; and

•	US$97 million deferred tax assets recognised at Salares Norte.

The above were offset by the following tax effected charges:

•	US$4 million non-deductible share-based payments;

•	US$10 million non-deductible exploration expense;

•	US$11 million not recognised on FSE impairment;

•	US$22 million non-deductible interest paid;

•	US$11 million of non-taxable share of results of equity-accounted investees, net of taxation;

•	US$1 million non-deductible fair value loss on Maverix warrants;

•	US$30 million dividend withholding tax;

•	US$27 million of net non-deductible expenditure and non-taxable income;

•	US$9 million deferred tax movement on Peruvian Nuevo Sol devaluation against US Dollar;

•	US$8 million of various Peruvian non-deductible expenses;

•	US$12 million deferred tax assets not recognised at Cerro Corona;

•	US$7 million deferred tax assets not recognised at Tarkwa and Damang; and

•	USS$6 million prior year adjustments.

In 2020, the effective tax rate of 36.8% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

•	US$46 million adjustment to reflect the actual realised company tax rates in South Africa and offshore;

•	US$21 million recognised on reversal of FSE impairment;

•	US$1 million deferred tax on unremitted earnings at Tarkwa and Cerro Corona; and

•	US$13 million deferred tax assets recognised at Salares Norte.
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The above were offset by the following tax effected charges:

•	US$5 million non-deductible share-based payments;

•	US$31 million non-deductible interest paid;

•	US$1 million of non-taxable share of results of equity-accounted investees, net of taxation;

•	US$6 million dividend withholding tax;

•	US$1 million of net non-deductible expenditure and non-taxable income;

•	US$8 million deferred tax movement on Peruvian Nuevo Sol devaluation against US Dollar;

•	US$6 million of various Peruvian non-deductible expenses; and

•	US$51 million deferred tax assets not recognised at Tarkwa and Damang.

Profit for the year

As a result of the factors discussed above, the profit increased by 11% from US$745 million in 2020 to US$830 million in 2021.

Profit attributable to owners of the parent

Profit attributable to owners of the parent increased by 9% from US$723 million in 2020 to US$789 million in 2021.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests increased by 82% from US$22 million in 2020 to US$40 million in 2021.

The non-controlling interest consists of Gold Fields Ghana Limited (Tarkwa) and Abosso Goldfields Limited (Damang) at 10% each at the end of 2021 and 2020, Gold Fields La Cima S.A. (Cerro Corona) at 0.47% at the end of 2021 and 2020 and Newshelf 899 (Proprietary) Limited (South Deep) at 3.57% at the end of 2021 and 2020.

On 6 December 2020, per the South Deep BEE transaction an economic interest of 3.57% in the South Deep mine vested to the BEE non-controlling interest holders.

The amount making up the non-controlling interest is shown below:

	2021	2020	2021	2020
	Non- controlling interest Effective*	Non-controlling interest Effective*	US$ million	US$ million
Gold Fields Ghana – Tarkwa	10.0%	10.0%	26	17
Abosso Goldfields – Damang	10.0%	10.0%	10	5
Gold Fields La Cima – Cerro Corona	0.47%	0.47%	—	—
Newshelf 899 – South Deep	3.57%	0.78%	4	—
			40	22

*	Average for the year.

Basic earnings per share

As a result of the above, Gold Fields earnings increased by 9% from earnings of US$0.82 per share in 2020 to US$0.89 per share in 2021.

Normalised profit attributable to owners of the parent

Normalised profit attributable to owners of the parent is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.

Normalised profit attributable to owners of the parent increased by 6% from US$879 million or US$1.00 per share in 2020 to US$929 million or US$1.05 per share in 2021.

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Management’s Discussion and Analysis of the Financial Statements continued

Normalised profit attributable to owners of the parent reconciliation for the Group is calculated as follows:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Profit for the year attributable to owners of the parent	789	723
Non-recurring items[1]	89	(34)
Tax effect of non-recurring items	(4)	(6)
Non-controlling interest effect of non-recurring items	(4)	(4)
Share of results of equity-accounted investees – Asanko impairment	53	50
Loss/(gain) on foreign exchange	2	(9)
Tax effect of gain on foreign exchange	1	2
Non-controlling interest effect of gain on foreign exchange	1	1
Loss on financial instruments	100	239
Tax effect of loss on financial instruments	(12)	(76)
Non-controlling interest effect of loss on financial instruments	1	(7)
Salares Norte deferred tax asset raised	(87)	—
Normalised profit attributable to owners of the parent	929	879

[1]	Non-recurring items are considered unusual and not expected during regular business operations and comprise the following:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Profit on the sale of assets	(9)	—
Impairment of assets (2020: reversal of impairment, net of reversal)	41	(51)
Restructuring costs	1	2
Rehabilitation adjustments	11	2
Ghana expected credit losses	41	29
Salares VAT	—	(24)
Other non-recurring items	4	8
Total non-recurring items	89	(34)

RESULTS FOR THE PERIOD – YEARS ENDED 31 DECEMBER 2020 AND 31 DECEMBER 2019

Profit attributable to owners of the parent for the Group increased by 346% from US$162 million (or US$0.20 per share) in 2019 to US$723 million (or US$0.82 per share) in 2020.

The reasons for this increase are discussed on the following page.

Revenue

Revenue increased by 31% from US$2,967 million in 2019 to US$3,892 million in 2020. The increase in revenue of US$925 million was due to the higher gold price and higher gold sold.

The average US Dollar gold price achieved by the Group increased by 27% from US$1,388 per equivalent ounce in 2019 to US$1,768 per equivalent ounce in 2020. The average Rand gold price increased by 41% from R659,111 per kilogram in 2019 to R928,707 per kilogram in 2020. The average Australian Dollar gold price increased by 27% from A$2,007 per ounce in 2019 to A$2,551 per ounce in 2020. The average US Dollar gold price for the Ghanaian operations (including Asanko) increased by 28% from US$1,384 per ounce in 2019 to US$1,766 per ounce in 2020 and the average US Dollar gold price for the Ghanaian operations (excluding Asanko) increased by 28% from US$1,387 per ounce in 2019 to US$1,773 per ounce in 2020. The average equivalent US Dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 34% from US$1,344 per equivalent ounce in 2019 to US$1,795 per equivalent ounce in 2020. The average US Dollar/Rand exchange rate weakened by 13% from R14.46 in 2019 to R16.38 in 2020. The average Australian/US Dollar exchange rate weakened by 1% from A$1.00 = US$0.70 in 2018 to A$1.00 = US$0.69 in 2019.

II-99

Gold sales from operations (excluding Asanko) increased by 3% from 2,137,800 equivalent ounces in 2019 to 2,202,100 equivalent ounces in 2020. Gold sales at the South African operation increased by 2% from 6,907 kilograms (222,100 ounces) in 2019 to 7,056 kilograms (226,900 ounces) in 2020. Gold sales at the Ghanaian operations (excluding Asanko) increased by 3% from 727,400 ounces in 2019 to 749,200 ounces in 2020. Gold equivalent sales at the Peruvian operation (Cerro Corona) decreased by 31% from 296,900 equivalent ounces in 2019 to 205,500 equivalent ounces in 2020. At the Australian operations, gold sales increased by 14% from 891,400 ounces in 2019 to 1,020,500 ounces in 2020. As a general rule, Gold Fields sells all the gold it produces.

	2020			2019
	Revenue US$ million	Gold sold ’000oz	Gold produced ’000oz	Revenue US$ million	Gold sold ’000oz	Gold produced ’000oz
South Deep	400.1	226.9	226.9	314.8	222.1	222.1
Tarkwa	927.7	526.3	526.3	720.4	519.1	519.1
Damang	400.8	223.0	223.0	288.3	208.4	208.4
Asanko[1]	188.2	109.7	112.5	153.3	112.0	113.0
Cerro Corona	368.8	205.5	207.1	399.0	296.9	292.7
St Ives	691.4	393.8	384.9	505.0	363.3	370.6
Agnew	411.5	233.5	233.3	304.6	219.6	219.4
Granny Smith	466.4	265.2	269.6	383.8	274.8	274.8
Gruyere – 50%	225.4	128.0	129.1	51.2	33.7	49.5
Total Group (including Asanko)	4,080.2	2,311.8	2,312.4	3,120.4	2,249.8	2,269.5
Total Group (excluding Asanko)	3,892.1	2,202.1	2,200.0	2,967.1	2,137.8	2,156.5

[1]	Equity-accounted joint venture. Included above for information only, not included in revenue for the Group.

At South Deep in South Africa, gold sales increased by 2% from 6,907 kilograms (222,100 ounces) in 2019 to 7,056 kilograms (226,900 ounces) in 2020 due to the productivity improvement programmes introduced in 2019 starting to bear fruit, despite the operation being negatively impacted by Covid-19 restrictions. It is estimated that South Deep lost approximately 32,000 ounces due to Covid-19 related stoppages in 2020, partially offset by 10 additional production days as a result of the change in the production calendar.

At the Ghanaian operations, gold sales at Tarkwa increased by 1% from 519,100 ounces in 2019 to 526,300 ounces in 2020 mainly due to higher tonnes milled. The higher tonnes milled were mainly due to the 10 additional production days as a result of the change in the production calendar. Damang’s gold sales increased by 7% from 208,400 ounces in 2019 to 223,000 ounces in 2020 mainly due to higher yield and mill throughput due to the 10 additional production days as a result of the change in the production calendar. Gold sales at Asanko decreased by 2% from 112,000 ounces in 2019 to 109,700 ounces in 2020 mainly due to lower yield (Asanko is an equity-accounted joint venture and not included in the Group or Ghanaian operation’s figures).

At Cerro Corona in Peru, copper sales decreased by 23% from 31,452 tonnes in 2019 to 24,114 tonnes in 2020, while gold sales decreased by 25% from 159,706 ounces in 2019 to 120,176 ounces in 2020 both mainly explained by lower head grades processed as lower grade stockpiles were used to supplement fresh ore mined due to the Covid-19 restrictions. As a consequence, gold equivalent sales decreased by 31% from 296,900 ounces in 2019 to 205,500 ounces in 2020 mainly due to lower gold and copper grades processed, together with a lower price factor. The price factor was 3.5 in 2020 compared to 4.4 in 2019. It is estimated that Cerro Corona lost approximately 46,000 ounces due to Covid-19 related stoppages and 22,000 ounces due to the lower price factor, partially offset by 10 additional production days as a result of the change in the production calendar in 2020.

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Management’s Discussion and Analysis of the Financial Statements continued

At the Australian operations, gold sales at St Ives increased by 8% from 363,300 ounces in 2019 to 393,800 ounces in 2020 with an 8% increase in tonnes milled, partially offset by a 4% decrease in yield. The higher tonnes milled were mainly due to the 10 additional production days as a result of the change in the production calendar. At Agnew, gold sales increased by 6% from 219,600 ounces in 2019 to 233,500 ounces in 2020 due to increased ore tonnes processed mainly due to the 10 additional production days as a result of the change in the production calendar. At Granny Smith, gold sales decreased by 3% from 274,800 ounces in 2019 to 265,200 ounces in 2020 due to 2% reduction in tonnes milled compared to 2019. At Gruyere, gold sales increased by 280% from 33,700 ounces in 2019 to 128,000 in 2020. Production commenced in July 2019, with commercial levels of production achieved by the end of September 2019.

Cost of sales

Cost of sales, which comprises cost of sales before gold inventory change and amortisation and depreciation, gold inventory change and amortisation and depreciation, increased by 6% from US$2,034 million in 2019 to US$2,150 million in 2020. The reasons for this increase are described below.

Cost of sales before gold inventory change and amortisation and depreciation

Cost of sales before gold inventory change and amortisation and depreciation increased by 6% from US$1,467 million in 2019 to US$1,555 million in 2020.

At South Deep in South Africa, cost of sales before gold inventory change and amortisation and depreciation increased by 5% from R3,556 million (US$246 million) in 2019 to R3,722 million (US$227 million) in 2020. This increase of R166 million was mainly due to increased volumes mined and processed as well as inflationary increases.

At the Ghanaian operations (excluding Asanko), cost of sales before gold inventory change and amortisation and depreciation increased by 10% from US$480 million in 2019 to US$528 million in 2020. At Tarkwa, cost of sales before gold inventory change and amortisation and depreciation decreased by 11% from US$330 million in 2019 to US$295 million in 2019 mainly due to a reduction in ore mined (3Mt) and operational waste tonnes mined (13Mt) as the focus was on capital waste stripping. At Damang, cost of sales before gold inventory change and amortisation and depreciation increased by 55% from US$150 million in 2019 to US$233 million in 2020 mainly due to a 10Mt increase in operational waste tonnes mined (capital waste tonnes decreased by 17Mt) following the intersection of the main orebody. At Asanko, cost of sales before gold inventory change and amortisation and depreciation increased by 20% from US$89 million in 2019 to US$107 million in 2020 mainly due to an increase in ore mined (1Mt) and operational waste tonnes mined (17Mt).

At Cerro Corona in Peru, cost of sales before gold inventory change and amortisation and depreciation decreased by 6% from US$168 million in 2019 to US$158 million in 2020 mainly due to a 4Mt decrease in operational tonnes mined.

At the Australian operations, cost of sales before gold inventory change and amortisation and depreciation increased by 13% from A$822 million (US$572 million) in 2019 to A$931 million (US$642 million) in 2020 mainly due to the inclusion of Gruyere for a full year in 2020 with the mine reaching commercial levels of production at the end of September 2019, increased costs of operating at depth at Granny Smith and increased underground volumes at St Ives. At St Ives, cost of sales before gold inventory change and amortisation and depreciation increased by 5% from A$333 million (US$232 million) in 2019 to A$349 million (US$241 million) in 2020 mainly due to increased volume mined at the underground mines, partially offset by decreased volume mined at the open pit as the transition to underground mining continued.

At Agnew, cost of sales before gold inventory change and amortisation and depreciation decreased by 4% from A$237 million (US$165 million) in 2019 to A$228 million (US$157 million) in 2020 mainly due to reduced underground mining costs at Waroonga as mining activities transitioned to the Kath and Waroonga North ore bodies located higher in the mine. At Granny Smith, cost of sales before gold inventory change and amortisation and depreciation increased by 9% from A$226 million (US$157 million) in 2019 to A$247 million (US$170 million) in 2020. With the mining of deeper ore zones additional cost was incurred for paste fill, support and hauling. Furthermore, additional contractor labour cost and employee flight and accommodation cost were incurred in 2020 due to the Covid-19 pandemic. Cost of sales before gold inventory change and amortisation and depreciation for Gruyere increased by 282% from A$28 million (US$19 million) in 2019 to A$107 million (US$73 million) in 2020. Gold production at Gruyere commenced in July 2019, with commercial production achieved by the end of September 2019. Net costs after gold sales prior to commercial levels of production were capitalised.

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Gold inventory change

The gold inventory credit to costs increased by 53% from US$43 million in 2019 to US$66 million in 2020.

At South Deep, the gold inventory credit to costs of R54 million (US$4 million) in 2019 compared with a charge to costs of R29 million (US$2 million) in 2020, due to a buildup of gold in circuit in 2020 compared with a drawdown of gold in circuit at the end of 2019.

At Tarkwa, the gold inventory credit to costs of US$14 million in 2019 compared with a charge to costs of US$2 million in 2020. In 2020, Tarkwa supplemented ore feed to the plant with lower grade stockpile material. In 2019, higher ore volumes were mined and more medium grade ore was stockpiled.

At Damang, the gold inventory credit to costs increased by 578% from US$9 million in 2019 to US$61 million in 2020, due to more lower grade ore added to the stockpile in 2020 compared to 2019.

At Asanko, the gold inventory charge to costs of US$2 million in 2019 compared with a credit to costs of US$13 million in 2020, due to a buildup of stockpiles in 2020 as a result of additional lower grade ore tonnes mined.

At Cerro Corona, the gold inventory credit to costs decreased by 33% from US$6 million in 2019 to US$4 million In 2020, both due to a lower buildup of stockpiles in line with the new life extension plan in which ore will be stockpiled for the first few years until the in-pit tailings process commences.

At St Ives, the credit to costs increased by 150% from A$4 million (US$3 million) in 2019 to A$10 million (US$7 million) in 2020, both due to a buildup of stockpiles.

At Agnew, the credit to costs of A$4 million (US$3 million) in 2019 compared with a charge to costs of A$8 million (US$5 million) in 2020, due to a buildup of stockpiles in 2019 compared to a drawdown of stockpiles in 2020.

At Granny Smith, the charge to costs of A$1 million (US$nil) in 2019 compared to a credit to costs of A$5 million (US$3 million) in 2020, due to a drawdown of stockpiles in 2019 compared to a buildup of stockpiles in 2020.

At Gruyere, the credit to costs decreased by 100% from A$8 million (US$5 million) in 2019 to A$nil (US$nil) in 2020. This was due to ore tonnes mined being in line with tonnes processed in 2020 compared to a buildup of stockpiles in 2019 while construction was completed.

Amortisation and depreciation

Amortisation and depreciation is calculated on the units-of-production method and is based on current gold production as a percentage of total expected gold production over the lives of the different mines based on proved and probable reserves.

The table on the following page depicts the changes from 31 December 2019 to 31 December 2020 for proved and probable managed gold and equivalent reserves and for the life-of-mine for each operation and the resulting impact on the amortisation charge in 2020. The amortisation in 2020 was based on the reserves as at 31 December 2019. The life-of-mine information is based on the operations’ strategic plans, adjusted for proved and probable reserve balances. In basic terms, amortisation is calculated using the life-of-mine for each operation, which is based on: (1) the proved and probable reserves for the operation at the start of the relevant year (which are taken to be the same as at the end of the prior fiscal year and using reserves); and (2) the amount of gold produced by the operation during the year. The ore reserve statement as at 31 December 2020 became effective on 1 January 2021.

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Management’s Discussion and Analysis of the Financial Statements continued

	Proved and probable mineral reserves as of			Life-of-mine		Amortisation for the year ended
	31 December 2020 ’000oz	31 December 2019 ’000oz	31 December 2018 ’000oz	31 December 2020 years	31 December 2019 years	31 December 2020 US$ million	31 December 2019 US$ million
South Africa region
South Deep[1]	34,800	32,800	32,800	86	75	29.1	32.9
West Africa region
Tarkwa[2]	6,100	5,900	5,800	14	14	168.2	181.8
Damang[3]	1,000	1,300	1,600	5	6	75.6	53.9
South America region
Cerro Corona[4]	2,586	3,000	3,400	10	13	77.6	92.6
Salares Norte	4,049	4,049	4,049	12	11.5	—	—
Australia region
St Ives	2,700	2,300	1,700	8	9	113.4	105.0
Agnew	900	800	600	5	4	65.6	62.9
Granny Smith	2,200	2,100	2,200	10	13	61.2	55.4
Gruyere[5]	1,700	1,800	1,900	9	11	58.5	14.5
Corporate and other	—	—	—	—	—	12.0	11.0
Total reserves[6]	56,035	54,049	54,049			661.3	610.0

[1]	As of 31 December 2018, 31 December 2019 and 31 December 2020, 90.8%, 90.7% and 90.5% of mineral reserves amounting to 29.772 million ounces, 29.763 million ounces and 31.538 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to future non-controlling shareholders in the South Deep operation in terms of the South Deep BEE transaction.

[2]	As of 31 December 2018, 31 December 2019 and 31 December 2020, 90% of mineral reserves amounting to 5.200 million ounces, 5.305 million ounces and 5.486 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Tarkwa operation.

[3]	As of 31 December 2018, 31 December 2019 and 31 December 2020, 90% of mineral reserves amounting to 1.454 million ounces, 1.214 million ounces and 0.928 million ounces of gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Damang operation. Damang has commenced studies on a further Damang pit cutback, which has the potential to extend the life-of-mine beyond 2025 by a further four years.

[4]	As of 31 December 2018, 31 December 2019 and 31 December 2020, 99.53% of mineral reserves amounting to 3.342 million ounces, 2.984 million ounces and 2.574 million ounces of equivalent gold were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Cerro Corona operation.

[5]	As of 31 December 2018, 31 December 2019 and 31 December 2020, mineral reserves at Gruyere represent the 50% portion attributable to Gold Fields only.

[6]	As of 31 December 2018, 31 December 2019 and 31 December 2020, reserves of 50.258 million ounces, 52.384 million ounces and 52.061 million ounces of equivalent gold, respectively, were attributable to Gold Fields, with the remainder attributable to non-controlling shareholders in the Ghanaian and Peruvian operations.

Amortisation and depreciation increased by 8% from US$610 million in 2019 to US$661 million in 2020.

At South Deep in South Africa, amortisation and depreciation remained flat at R476 million (2020: US$29 million and 2019: US$33 million).

At the Ghanaian operations (excluding Asanko), amortisation and depreciation increased by 3% from US$236 million in 2019 to US$244 million in 2020. Tarkwa decreased by 8% from US$182 million in 2019 to US$168 million in 2020 mainly due to lower ounces mined. Damang increased by 41% from US$54 million in 2019 to US$76 million in 2020 mainly due to the higher ounces mined in the Damang Pit Cutback in 2020.

At Cerro Corona in Peru, amortisation and depreciation decreased by 16% from US$93 million in 2019 to US$78 million in 2020. This decrease was mainly due to lower ounces mined.

At the Australian operations, amortisation and depreciation increased by 27% from A$342 million (US$238 million) in 2019 to A$433 million (US$299 million) in 2020. At St Ives, amortisation and depreciation increased by 9% from A$151 million (US$105 million) in 2019 to A$165 million (US$113 million) in 2020 mainly due to increased ounces mined at the Hamlet and Invincible underground mines. At Agnew, amortisation and depreciation increased by 6% from A$90 million (US$63 million) in 2019 to A$95 million (US$66 million) in 2020 mainly due to increased amortisation on the power facility, gas pipeline and camp as a result of a full year depreciation included In 2020. At Granny Smith, amortisation and depreciation increased by 11% from A$80 million (US$55 million) in 2019 to A$89 million (US$61 million) in 2020 mainly due to an increased cost base with a lower reserve base at the Wallaby underground mine. At Gruyere, amortisation and depreciation increased by 305% from A$21 million (US$15 million) in 2019 to A$85 million (US$59 million) in 2020. Gold production commenced in July 2019, with commercial levels of production achieved by the end of September 2019.

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All-in sustaining and total all-in costs

The following table sets out for each operation and the Group, total gold sales in ounces, all-in sustaining costs and total all-in costs, net of by-product revenue, in US$/oz for 2020 and 2019:

	2020			2019
Figures in thousands unless otherwise stated	Gold only ounces sold	All-in sustaining costs – US$/oz	Total all-in costs – US$/oz	Gold only ounces sold	All-in sustaining costs – US$/oz	Total all-in costs – US$/oz
South Deep	226.9	1,237	1,260	222.1	1,259	1,259
South African operation	226.9	1,237	1,260	222.1	1,259	1,259
Tarkwa	526.3	1,017	1,017	519.1	958	958
Damang	223.0	1,008	1,035	208.4	809	1,147
Asanko[1]	109.7	1,114	1,316	112.0	1,112	1,214
Ghanaian operations	858.9	1,027	1,060	839.5	942	1,039
Cerro Corona[2]	120.2	484	715	159.7	381	472
Peruvian operation	120.2	484	715	159.7	381	472
St Ives	393.8	843	873	363.3	818	963
Agnew	233.5	1,017	1,053	219.6	967	1,152
Granny Smith	265.2	938	1,010	274.8	752	922
Gruyere – 50%	128.0	921	931	33.7	683	684
Australian operations	1,020.5	917	957	891.4	829	986
Total Group (including Asanko)	2,226.4	977	1,079	2,112.6	897	1,064
Total Group (excluding Asanko)	2,116.7	970	1,067	2,000.6	885	1,056

All-in costs are calculated in accordance with the World Gold Council Industry standard. Refer to pages 63 to 71 for detailed calculations and discussion of AIC.

[1]	Equity-accounted joint venture.

[2]	Gold sold at Cerro Corona excludes copper equivalents of 137,194 ounces in 2019 and 85,324 ounces in 2020. Figures above may not add as they are rounded independently.

AISC and AIC (new interpretation)

AISC net of by-product revenues (including Asanko) increased by 9% from US$897 per ounce of gold in 2019 to US$977 per ounce of gold in 2020, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC net of by-product revenues (including Asanko) increased by 1% from US$1,064 per ounce of gold in 2019 to US$1,079 per ounce of gold in 2020 due to higher cost of sales before amortisation and depreciation, higher sustaining capital expenditure and higher royalties, partially offset by higher gold sold and lower non-sustaining capital expenditure.

AISC net of by-product revenues (excluding Asanko) increased by 10% from US$885 per ounce of gold in 2019 to US$970 per ounce of gold in 2020, mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold. AIC net of by-product revenues (excluding Asanko) increased by 1% from US$1,056 per ounce of gold in 2019 to US$1,067 per ounce of gold in 2020 due to higher cost of sales before amortisation and depreciation, higher sustaining capital expenditure and higher royalties, partially offset by higher gold sold and lower non-sustaining capital expenditure.

At South Deep in South Africa, all-in sustaining costs increased by 11% from R585,482 per kilogram (US$1,259 per ounce) in 2019 to 651,514 per kilogram (US$1,237 per ounce) in 2020 due to higher cost of sales before amortisation and depreciation and higher sustaining capital expenditure, partially offset by higher gold sold. The total all-in cost increased by 13% from R585,482 per kilogram (US$1,259 per ounce) in 2019 to R663,635 per kilogram (US$1,260 per ounce) in 2020 due to the same reasons as for all-in sustaining costs as well as higher non-sustaining capital expenditure.

II-104

Management’s Discussion and Analysis of the Financial Statements continued

At the Ghanaian operations, all-in sustaining costs increased by 9% from US$942 per ounce in 2019 to US$1,027 per ounce in 2020 and total all-in cost increased by 2% from US$1,039 per ounce in 2019 to US$1,060 per ounce in 2020. At Tarkwa, all-in sustaining costs and total all-in costs increased by 6% from US$958 per ounce in 2019 to US$1,017 per ounce in 2020 due to higher royalty tax (related to the higher gold price received) and higher capital expenditure, partially offset by higher gold sold and lower cost of sales before amortisation and depreciation. At Damang, all-in sustaining costs increased by 25% from US$809 per ounce in 2019 to US$1,008 per ounce in 2020 due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalty tax (related to the higher gold price received), partially offset by higher gold sold. All-in costs decreased by 10% from US$1,147 per ounce in 2019 to US$1,035 per ounce in 2020 due to lower non-sustaining capital and higher gold sold partially offset by higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalty tax (related to the higher gold price received). At Asanko, all-in sustaining costs increased marginally from US$1,112 in 2019 to US$1,114 in 2020. All-in costs increased by 8% from US$1,214 in 2019 to US$1,316 in 2020 due to an increase in cost of sales before amortisation and depreciation (driven by the 44% higher tonnes mined in 2020) and higher non-sustaining capital.

At Cerro Corona in Peru, all-in sustaining costs increased by 27% from US$381 per ounce in 2019 to US$484 per ounce in 2020 mainly due to lower by-product credits as a result of lower copper sold, lower gold sold and additional Covid-19-related expenditure, partially offset by lower cost of sales before amortisation and depreciation and lower sustaining capital expenditure. All-in cost per ounce increased by 51% from US$472 per equivalent ounce in 2019 to US$715 per equivalent ounce in 2020 mainly due to the same reasons for all-in sustaining cost and higher non-sustaining capital. All-in cost per equivalent ounce increased by 38% from US$810 per equivalent ounce in 2019 to US$1,119 per equivalent ounce in 2020 due to lower equivalent ounces sold, partially offset by lower cost of sales before amortisation and depreciation and lower capital expenditure.

At the Australian operations, all-in sustaining costs increased by 12% from A$1,192 per ounce (US$829 per ounce) in 2019 to A$1,331 per ounce (US$917 per ounce) in 2020. All-in costs decreased by 2% from A$1,418 per ounce (US$986 per ounce) in 2019 to A$1,388 per ounce (US$957 per ounce) in 2020. At St Ives, all-in sustaining costs increased by 4% from A$1,176 per ounce (US$818 per ounce) in 2019 to A$1,223 per ounce (US$843 per ounce) in 2020 mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalty tax (related to the higher gold price received), partially offset by increased gold sold. All-in costs decreased by 9% from A$1,385 per ounce (US$963 per ounce) in 2019 to A$1,266 per ounce (US$873 per ounce) in 2020 mainly due to lower capital expenditure and increased gold sold, partially offset by higher cost of sales before amortisation and depreciation and higher royalty tax (related to the higher gold price received). At Agnew, all-in sustaining costs increased by 6% from A$1,391 per ounce (US$967 per ounce) in 2019 to A$1,475 per ounce (US$1,017 per ounce) in 2020 due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalty tax (related to the higher gold price received), partially offset by increased gold sold. All-in costs decreased by 8% from A$1,656 per ounce (US$1,152 per ounce) in 2019 to A$1,528 per ounce (US$1,053 per ounce) in 2020 due to lower capital expenditure and increased gold sold, partially offset by increased cost of sales before amortisation and depreciation and higher royalty tax (related to the higher gold price received). At Granny Smith, all-in sustaining costs increased by 26% from A$1,081 per ounce (US$752 per ounce) in 2019 to A$1,360 per ounce (US$938 per ounce) in 2020. With the mining of deeper ore zones additional cost was incurred for paste fill, support and hauling. Furthermore, additional contractor labour cost and employee flight and accommodation cost were incurred in 2020 due to the Covid-19 pandemic. In addition to the production cost increases, royalty tax was also higher as a result of the higher gold price received. The gold sold was lower and sustaining capital expenditure was higher. All-in costs increased by 11% from A$1,325 per ounce (US$922 per ounce) in 2019 to A$1,465 per ounce (US$1,010 per ounce) in 2020 mainly due to the same reasons for all-in sustaining cost, partially offset by lower non-sustaining capital. At Gruyere, all-in sustaining costs increased by 37% from A$976 per ounce (US$683 per ounce) in 2019 to A$1,337 per ounce (US$921 per ounce) in 2020 due to higher cost of sales before amortisation and depreciation and higher sustaining capital, partially offset by higher gold sold. All-in costs increased by 38% from A$977 per ounce (US$684 per ounce) in 2019 to A$1,350 per ounce (US$931 per ounce) in 2020 due to the same reasons as all-in sustaining costs.

II-105

Investment income

Income from investments increased by 29% from US$7 million in 2019 to US$9 million in 2020. The increase was mainly due to higher cash balances in 2020.

The investment income in 2020 of US$9 million comprised US$1 million interest on monies invested in the South African rehabilitation trust fund and US$8 million interest on other cash and cash equivalent balances.

The investment income in 2019 of US$7 million comprised US$1 million interest on monies invested in the South African rehabilitation trust fund and US$6 million interest on other cash and cash equivalent balances.

Interest received on the South African rehabilitation trust fund remained flat at US$1 million.

Interest on other cash balances increased by 33% from US$6 million in 2019 to US$8 million in 2020 mainly due to higher cash balances in 2020.

Finance expense

Finance expense increased by 25% from US$102 million in 2019 to US$127 million in 2020.

The finance expense of US$127 million in 2020 comprised US$11 million relating to the accretion of the environmental rehabilitation liability, US$2 million relating to the unwinding of the silicosis provision, US$22 million lease interest and US$105 million on various Group borrowings, partially offset by borrowing costs capitalised of US$13 million.

The finance expense of US$102 million in 2019 comprised US$12 million relating to the accretion of the environmental rehabilitation liability, US$1 million relating to the unwinding of the silicosis provision, US$18 million lease interest and US$114 million on various Group borrowings, partially offset by borrowing costs capitalised of US$43 million.

The environmental rehabilitation liability accretion expense decreased by 8% from US$12 million in 2019 to US$11 million in 2020.

The unwinding of the silicosis provision increased by 50% from US$1 million in 2019 to US$2 million in 2020 due to a change in the expected timing of the cash flows, as well as a decrease in the discount rate.

The interest expense on lease liability increased by 22% from US$18 million in 2019 to US$22 million in 2020 due to additional leases capitalised in 2020.

Below is an analysis of the components making up the interest on the various Group borrowings, stated on a comparative basis:

	United States Dollar
Figures in millions unless otherwise stated	2020	2019
Interest on borrowings to fund capital expenditure and operating costs at the South African operation	2	7
Interest on US$1 billion notes issue	24	36
Interest on US$500 million 5-year notes issue	27	16
Interest on US$500 million 10-year notes issue	32	18
Interest on US$100 million revolving senior secured credit facility	2	3
Interest on US$150 million revolving senior secured credit facility	3	4
Interest on A$500 million syndicated revolving credit facility	7	12
Interest on US$1,290 million term loan and revolving credit facilities	—	15
Interest on US$1,200 million term loan and revolving credit facilities	8	2
Other interest charges	—	1
	105	114
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Management’s Discussion and Analysis of the Financial Statements continued

Interest on borrowings to fund capital expenditure and operating costs at the South African operation decreased by 71% from US$7 million in 2019 to US$2 million in 2020 due to total repayment of South African borrowings in 2019. The US$2 million in 2020 relates to commitment fees incurred.

Interest on the US$1 billion notes issue decreased by 33% from US$36 million in 2019 to US$24 million in 2020 due to the repayment of the US$1 billion notes on 7 October 2020, the date of maturity of the notes.

On 9 May 2019, Gold Fields successfully concluded the raising of two new bonds, a US$500 million five-year notes issue and a US$500 million 10-year notes issue, raising a total of US$1 billion. Interest on the US$500 million five-year notes issue and US$500 million 10-year notes issue increased by 69% and 78% from US$16 million and US$18 million in 2019 to US$27 million and US$32 million in 2020, respectively. The increase is due to interest paid for 12 months in 2020 compared to eight months in 2019.

Interest on the US$100 million term revolving senior secured credit facility decreased by 50% from US$3 million in 2019 to US$2 million in 2020. The facility was repaid in full in 2019 and the expense in 2020 relates to commitment fees.

Interest on the US$150 million revolving senior secured credit facility decreased by 25% from US$4 million in 2019 to US$3 million in 2020.

Interest on the A$500 million syndicated revolving credit facility decreased by 42% from US$12 million in 2019 to US$7 million in 2020 due to lower borrowings in 2020.

Interest on the US$1,290 million term loan and revolving credit facilities decreased by 100% from US$15 million in 2019 to US$nil in 2020 due to repayment of the facilities in 2019.

Interest on the US$1,200 million term loan and revolving credit facilities increased by 300% from US$2 million in 2019 to US$8 million in 2020 due to drawdowns of the facilities in 2020.

Capitalised interest decreased by 70% from US$43 million in 2019 to US$13 million in 2020 due to capitalisation of borrowing costs ceasing for both the Damang reinvestment project in 2020 and the Gruyere project in 2019, partially offset by capitalised interest on the Salares Norte project in 2020. The Damang reinvestment project reached commercial levels of production in 2020 and the Gruyere project was in production for the full 2020 financial year. The Salares Norte project was approved by the Board and capital expenditure commenced in April 2020, resulting in capitalised interest from that date. The interest was capitalised in terms of IAS 23 Borrowing Costs. IAS 23 requires capitalisation of borrowing costs whenever general or specific borrowings are used to finance qualifying projects. The qualifying projects in 2020 were the Damang reinvestment project (US$12 million) and the Salares Norte project (US$1 million). The qualifying projects in 2019 were the Damang reinvestment project (US$20 million) and the Gruyere project (US$23 million). An average interest capitalisation rate of 4.4% (2019: 6.2%) was applied.

II-107

Loss on financial instruments

The loss on financial instruments increased marginally from US$238 million in 2019 to US$239 million in 2020.

The loss on financial instrument of US$239 million in 2020 comprised:

	Unrealised (losses)/ gains and prior year	United States Dollar
Figures in millions unless otherwise stated	mark-to- market reversals	Realised (losses)/ gains	Total (losses)/ gains
South Deep gold hedge	11	(96)	(85)
Ghana gold hedge	36	(114)	(78)
Ghana oil hedge	(10)	(7)	(17)
Peru copper hedge	(14)	—	(14)
Australia gold hedge	71	(201)	(130)
Australia oil hedge	(6)	(3)	(9)
Salares Norte foreign currency hedge	86	5	91
Maverix warrants – gain on fair value	1	—	1
Other	2	—	2
	177	(416)	(239)

The loss on financial instrument of US$238 million in 2019 comprised:

	Unrealised (losses)/ gains and prior year	United States Dollar
Figures in millions unless otherwise stated	mark-to- market reversals	Realised (losses)/ gains	Total (losses)/ gains
South Deep gold hedge	(11)	(15)	(26)
Ghana gold hedge	(39)	2	(37)
Ghana oil hedge	(2)	5	3
Australia gold hedge	(66)	(113)	(179)
Australia oil hedge	(1)	3	2
Australia foreign currency hedge	7	(14)	(7)
Maverix warrants – gain on fair value	4	—	4
Gain on fair value on disposal of Maverix	3	—	3
Other	(1)	—	(1)
	(106)	(132)	(238)
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Management’s Discussion and Analysis of the Financial Statements continued

South Deep gold hedge

Between October 2018 and January 2019, South Deep entered into cash-settled average rate forwards for a total of 112,613 ounces for the period June 2019 to December 2019 at an average strike rate of R617,000 per kilogram.

In June 2019, a total of 200,000 ounces of the expected production for 2020 for South Deep was hedged for the period January 2020 to December 2020 using cash-settled zero cost collars (100,000 ounces) and average rate forwards (100,000 ounces). The average strike price is R660,000 per kilogram on the floor and R727,000 per kilogram on the cap. The average strike price is R681,400 per kilogram on the forwards.

At 31 December 2020, the mark-to-market value on the hedge was Rnil (US$nil) (2019: negative R176 million (US$13 million) as all instruments had matured with a realised loss of R1,563 million (US$96 million) (2019: R220 million (US$15 million), partially offset by an unrealised gain and prior year mark-to-market reversals of R176 million (US$11 million) (2019: unrealised loss of R153 million (US$11 million)) for the year ended 31 December 2020.

Ghana gold hedge

In January 2018 and April 2018, a total of 488,900 ounces of the expected production for the Ghanaian region was hedged for the period January 2018 to December 2018 using zero-cost collars. The average strike prices are US$1,300 per ounce on the floor and US$1,418 per ounce on the cap.

In June 2019, a total of 275,000 ounces of the expected production for 2020 for the Ghanaian region was hedged for the period January 2020 to December 2020 using cash-settled zero-cost collars (175,000 ounces) and average rate forwards (100,000 ounces). The average strike prices are US$1,364 per ounce on the floor and US$1,449 per ounce on the cap. The average strike price on the forwards is US$1,382 per ounce.

Subsequent to 30 June 2019, 100,000 ounces of the expected production for the Ghanaian region was hedged for the period January 2020 to December 2020 using cash-settled zero cost collars. The average strike prices are US$1,400 per ounce on the floor and US$1,557 per ounce on the cap.

At 31 December 2020, the mark-to market value on the hedge was US$nil (2019: negative US$36 million) as all the instruments matured, with a realised loss of US$114 million (2019: a realised gain of US$2 million), partially offset by an unrealised gain and prior year mark-to-market reversals of US$36 million (2019: a unrealised loss of US$39 million) for the year ended 31 December 2020.

Ghana oil hedge

In May 2017 and June 2017, the Ghanaian operations entered into fixed price ICE Gasoil cash-settled swap transaction for a total of 125.8 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$457.2 per metric tonne (equivalent US$61.4 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenure was US$49.8 per barrel.

In June 2019, fixed price ICE Gasoil cash-settled swap transactions were entered into for a total of 123.2 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$575 per metric tonne (equivalent to US$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$59.2 per barrel.

At 31 December 2020, the mark-to-market value on the hedge was a negative US$10 million (2019: US$nil) with a realised loss of R7 million (2019: a gain of US$5 million) and an unrealised loss of US$10 million (2019: US$2 million).

Peru copper hedge

In November 2017, zero-cost collars were entered into for the period January 2018 to December 2018. A total volume of 29,400 tonnes was hedged, at an average floor price of US$6,600 per tonne and an average cap price of US$7,431 per tonne.

In October and November 2020, a total of 24,000 metric tonnes of copper were hedged using cash-settled zero cost collars. The hedges are for the period January 2021 to December 2021 and represent the total planned production for 2021. The average strike price is US$6,525 per metric tonnes on the floor and US$7,382 per metric tonnes on the cap.

At 31 December 2020 the mark-to-market valuation of the hedge was a negative US$14 million (2019: US$nil), with a realised gain of US$nil (2019: US$nil million), offset by an unrealised loss of US$14 million (2019: US$nil).

II-109

Australia gold hedge

In February 2018, the Australian operations entered into Asian swaps (Asian swaps are options where the payoff is determined by the average monthly gold price over the option period) for the period June 2018 to December 2018 for a total of 221,000 ounces of gold. The average strike price on the swaps was A$1,714 per ounce. In March 2018, the Australian operations entered into zero-cost collars for the period April 2018 to December 2018 for a total of 452,800 ounces of gold. The average strike prices are A$1,703 per ounce on the floor and US$1,767 per ounce on the cap.

In December 2018, additional Asian swaps were entered into for the period January 2019 to December 2019 for a notional 283,000 ounces of gold at an average strike price of A$1,751 per ounce. In December 2018, additional zero-cost collars were executed for the period January 2019 to December 2019 for a notional 173,000 ounces of gold with a strike price on the floor at A$1,720 per ounce and the strike price on the cap at A$1,789 per ounce.

In January 2019, zero-cost collars were executed for the period January 2019 to December 2019 for a notional 456,000 ounces of gold with a strike price on the floor at A$1,800 per ounce and the strike price on the cap at A$1,869 per ounce.

In June 2019, a total of 480,000 ounces of the expected production for 2020 for the Australian region was hedged for the period January 2020 to December 2020 using cash-settled zero-cost collars (270,000 ounces) and average rate forwards (210,000 ounces). The average strike prices are A$1,933 per ounce on the floor and A$2,014 on the cap. The average strike price on the forwards is A$1,957 per ounce.

In the first six months of 2020, 400,000 ounces of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts. Between July and October 2020, an additional 600,000 ounces of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts. The average strike price of the total 1,000,000 ounces hedged is A$2,190 per ounce.

At 31 December 2020, the mark-to-market value on the hedges was positive A$36 million (US$27 million) (2019: negative A$112 million (US$78 million)) with a realised loss of A$292 million (US$201 million) (2019: A$163 million (US$113 million)), partially offset by an unrealised gain and prior year mark-to-market reversals of A$104 million (US$71 million) (2019: unrealised loss of A$93 million (US$66 million)) for the year ended 31 December 2020.

Australia oil hedge

In May 2017 and June 2017, the Australian operations entered into fixed price Singapore 10ppm Gasoil cash-settled swap transactions for a total of 77.5 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$61.2 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenure was US$49.9 per barrel.

In June 2019, fixed price Singapore 10ppm Gasoil cash-settled swap transactions were entered into for a total of 75.0 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$57.4 per barrel.

At 31 December 2020, the mark-to-market value on the hedge was a negative A$7 million (US$5 million) (2019: a positive A$1 million (US$1 million)) with a realised loss of A$5 million (US$3 million) (2019: a realised gain of A$5 million (US$3 million)) and an unrealised loss of A$8 million (A$6 million) (2019: A$1 million (US$1 million)) for the year ended 31 December 2020).

Australia foreign currency hedge

In May 2018, the Australian operations entered into Australian Dollar/US Dollar average rate forwards for a total notional US$96 million for the period January 2019 to December 2019 at an average strike price of A$/US$ 0.7517. In June 2018, further hedges were taken out for a total notional US$60 million for the same period January 2019 to December 2019 at an average strike price of A$/US$ 0.7330. In September 2018, further hedges were taken out for a total notional US$100 million for the same period January 2019 to December 2019 at an average strike price of A$/US$ 0.7182. In October 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$60 million at an average strike price of A$/US$ 0.7075. In December 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$50 million at an average strike price of A$/US$ 0.715.

At 31 December 2020, the mark-to-market value on the hedges was A$nil (US$nil) (2019: US$nil (US$nil)) with a realised loss of A$nil (US$nil) (2019: A$22 million (US$14 million)), partially offset by an unrealised gain of A$nil (US$nil) (2019: A$12 million (US$7 million) for the year ended 31 December 2020.

II-110

Management’s Discussion and Analysis of the Financial Statements continued

Salares Norte

In March 2020, a total notional amount of US$544.5 million was hedged at a rate of CLP/US$836.45 for the period July 2020 to December 2022.

At 31 December 2020, the mark-to-market value on the hedge was a positive US$86 million (2019: US$nil) with a realised gain of US$5 million (2019: US$nil) and an unrealised gain of US$86 million (2019: US$nil) for the year ended 31 December 2020.

Foreign exchange gain/(loss)

The foreign exchange gain of US$9 million in 2020 compared with a loss of US$5 million in 2019.

These gains or losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies. The exchange gain of US$9 million in 2020 was mainly due to the weakening of the Ghanaian Cedi, while the loss of US$5 million in 2019 was mainly due to the release of the foreign exchange reserve on disposal of subsidiary.

Other costs, net

Other costs, net decreased by 82% from US$68 million in 2019 to US$12 million in 2020.

The costs in 2020 are mainly made up of:

•	Social contributions and sponsorships of US$14 million;

•	Offshore structure costs of US$14 million;

•	Donations of US$3 million made to various bodies in response to Covid-19;

•	US$5 million related to the capital raising in February 2020;

•	Damang contract termination costs of US$1 million; and

•	Rehabilitation expense of US$2 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognised in profit or loss.

The above were partially offset by the following:

•	US$24 million income related to a submission of VAT claims for expenses incurred from 2010 to June 2020 at Salares Norte to the Chilean tax authority which become claimable from the commencement of construction in 2020.

The costs in 2019 are mainly made up of:

•	Social contributions and sponsorships of US$18 million;

•	Offshore structure costs of US$17 million;

•	Loss on buy-back on notes of US$5 million:

•	Damang contract termination costs of US$13 million; and

•	Rehabilitation expense of US$13 million as a result of changes in estimates relating to the provision for environmental rehabilitation costs recognised in profit or loss.

Share-based payments

Gold Fields recognises the cost of share options granted (share-based payments) in terms of IFRS 2 Share-based Payment.

The Group grants share options and restricted shares to Executive Committee members (including regional Executive Committee members) under the Gold Fields Limited 2012 share plan amended. Gold Fields has adopted appropriate valuation models (Black-Scholes and Monte Carlo simulation) to fair value share-based payments. The value of the equity-settled instruments is determined at the grant date of the options and depending on the rules of the plan expensed on a straight-line basis over a three-year vesting period, adjusted for forfeitures as appropriate.

From 2018 onwards, only Executive Committee members (including regional Executive Committee members) receive awards under the Gold Fields Limited 2012 share plan amended, while senior and middle management receive awards under the revised long-term incentive plan (“LTIP”).

Share-based payments decreased by 29% from US$21 million in 2019 to US$15 million in 2020 mainly due to the awards from 2018 onwards being granted to the Executive Committee members only and the vesting of the 2020 awards in early 2020. The corresponding entry for the share-based payment expense was the share-based payment reserve within shareholders’ equity.

II-111

Long-term incentive plan expense

Gold Fields recognises the long-term incentive plan expense in terms of IAS 19 Employee Benefits.

On 1 March 2014, the Remuneration Committee approved the Gold Fields Limited long-term incentive plan (“LTIP”). The plan provided for Executive Directors, certain officers and employees to receive a cash award, conditional on the achievement of specified performance conditions relating to total shareholder return and free cash flow margin. The conditions were assessed over the performance cycle which runs over three calendar years. The expected timing of the cash outflows in respect of each grant was at the end of three years after the original award was made. The last award under this plan was made in 2015.

From 2018 onwards, Executive Committee members (including regional Executive Committee members) receive awards under the Gold Fields Limited 2012 share plan amended, while senior and middle management receive awards under the revised LTIP. The performance conditions of the revised LTIP are approved annually by the Remuneration Committee. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made.

The LTIP expense increased by 467% from US$9 million in 2019 to US$51 million in 2020 due to the current mark-to-market valuation of the plan reflecting current performance as well as the allocation in 2020.

Exploration expense

The exploration expense decreased by 40% from US$84 million in 2019 to US$50 million in 2020.

	United States Dollar
Figures in millions unless otherwise stated	2020	2019
Australia	17	30
Salares Norte	30	49
Peru	1	4
Exploration office costs	2	1
Total exploration expense	50	84

In 2020, Australia spent US$50 million on exploration of which US$17 million was expensed in the income statement.

In 2019, Australia spent US$59 million on exploration of which US$30 million was expensed in the income statement.

Share of results of equity-accounted investees, net of taxation

Share of results of equity-accounted investees, net of taxation was a profit of US$3 million in 2019 compared to a loss of US$3 million in 2020.

During 2020, Gold Fields equity-accounted for Far South East Resources Incorporated (“FSE”) and Asanko Gold Inc (“Asanko”) (2019: FSE, Asanko and Maverix Metals Incorporated (“Maverix”)).

FSE’s share of results of equity-accounted investees, net of taxation increased marginally from a loss of US$1 million in 2019 to a loss of US$2 million in 2020.

Asanko’s share of results of equity-accounted investees, net of taxation was a profit of US$4 million in 2019 compared to a loss of US$1 million in 2020. The loss of US$1 million in 2020 comprised Gold Fields’ share of Asanko’s profits before impairment of US$49 million, offset by impairment of mining assets at the Asanko Gold Mine of US$50 million. The profit of US$4 million in 2019 comprised only Asanko’s share of profits. The increase in Asanko’s profit before impairment is mainly due to the higher gold price in 2020. The share of results of equity-accounted investees – impairment of Asanko related to an impairment of US$50m of the Asanko gold mine following the identification of an impairment trigger. Due to the re-evaluation of the geological modelling by our JV partner, Galiano, Gold Fields is not in a position to provide a reserve and resource estimate for Asanko as at 31 December 2020. Taking this into consideration, management has modelled various scenarios for the Asanko Life of Mine (“LOM”) in order to determine their best estimates of the future cash flows of the Asanko gold mine. The various LoM scenario runs were undertaken in an attempt to model Asanko’s future cash flows in the absence of a revised Resource and Reserve for 31 December 2020. These scenarios are based on the pre-feasibility study completed in 2019, in order to declare a Reserve at 31 December 2019, but were modified where appropriate to reflect prevailing circumstances.

II-112

Management’s Discussion and Analysis of the Financial Statements continued

Maverix’s share of results of equity-accounted investees, net of taxation decreased from a profit of US$0.4 million in 2019 to US$nil in 2020. The decrease is due to the sale of Maverix during 2019 (refer below for further details).

Profit on disposal of Maverix Metals Incorporated

Profit on disposal of Maverix Metals amounted to US$15 million in 2019.

In line with its key strategic objective of paying down its debt, Gold Fields Limited disposed of its shareholding in Maverix during the year ended 31 December 2019. The sale of the shares, processed through a series of private market transactions, raised US$67 million in cash. After the first transaction, Maverix no longer met the definition of an associate and it was reclassified as a listed investment. A profit on disposal of US$15 million was recognised comprising a profit on disposal of associate of US$34 million, partially offset by a loss on derecognition of the investment in Maverix designated at fair value through profit or loss of US$19 million.

Restructuring costs

Restructuring costs increased by 100% from US$1 million in 2019 to US$2 million in 2020. The cost in 2020 relates mainly to separation packages at St Ives and Tarkwa and the cost in 2019 relates mainly to separation packages at South Deep and Tarkwa.

Silicosis settlement costs

Silicosis settlement costs reversal of US$2 million in 2019 compared to US$nil in 2020.

A consolidated application was brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application (refer to notes 25.2 and 35 of the consolidated financial statements for further details).

During 2019, reversal of costs of US$2 million, related to a change in the expected timing of the cash flows and an increase in the discount rate.

Impairment, net of reversal of impairment of investments and assets

Impairment, net of reversal of impairment of investments and assets was an impairment charge of US$10 million in 2019 compared to a net reversal of impairment of US$51 million in 2020.

	United States Dollar
Figures in millions unless otherwise stated	2020	2019
Cerro Corona redundant assets	1	—
Damang drilling costs	10	—
Reversal of impairment – FSE	(62)	10
	(51)	10

The net reversal of impairment of US$51 million in 2020 comprised of:

•	net reversal of impairment of FSE of US$62 million which is limited to previous impairments recognised. The reversal of impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company; partially offset by:

–	US$1 million impairment of redundant assets at Cerro Corona; and

–	US$10 million impairment of drilling costs at Damang. Based on technical and economic parameters of various studies, all assets related to the Amoanda-Tomento corridor were impaired.

The impairment charge of US$10 million in 2019 related mainly to the net impairment of FSE. The impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company.

Tarkwa expected credit loss

An expected credit loss provision of US$29 million was raised against a receivable at 31 December 2020. The receivable relates to the sale of mining fleet to a contractor at Tarkwa as part of the transition to contractor mining.

II-113

Profit on disposal of assets

Loss on disposal of assets of US$nil million in 2020 compared to a profit of US$1 million in 2019. The profit in 2019 related mainly to the sale of redundant assets at South Deep, Ghana and Australia.

Royalties

Royalties increased by 42% from US$74 million in 2019 to US$105 million in 2020 and are made up as follows:

	United States Dollar
Figures in millions unless otherwise stated	2020	2019
South Africa	2	2
Ghana	53	36
Peru	6	5
Australia	44	31
	105	74

The royalty in South Africa remained flat at US$2 million.

The royalty in Ghana increased by 47% from US$36 million in 2019 to US$53 million in 2020 due to an increase in revenue in 2020, as well as a higher royalty rate on the sliding scale as a result of the higher gold price in 2020.

The royalty in Peru increased by 20% from US$5 million in 2019 to US$6 million in 2020 due to an increase in operating profit in 2020.

The royalty in Australia increased by 42% from US$31 million in 2019 to US$44 million in 2020 due to an increase in revenue in 2020.

Mining and income tax

The mining and income tax charge increased by 146% from US$176 million in 2019 to US$433 million in 2020.

The table below indicates Gold Fields’ effective tax rate in 2020 and 2019:

	United States Dollar
Figures in millions unless otherwise stated	2020	2019
Income and mining tax credit/(charge) (US$ million)	(433)	(176)
Effective tax rate (%)	36.8	50.3

In 2020, the effective tax rate of 36.8% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

•	US$46 million adjustment to reflect the actual realised company tax rates in South Africa and offshore;

•	US$21 million recognised on reversal of FSE impairment;

•	US$1 million deferred tax on unremitted earnings at Tarkwa and Cerro Corona; and

•	US$13 million deferred tax assets recognised at Salares Norte.

The above were offset by the following tax effected charges:

•	US$5 million non-deductible share-based payments;

•	US$31 million non-deductible interest paid;

•	US$1 million of non-taxable share of results of equity-accounted investees, net of taxation;

•	US$6 million dividend withholding tax;

•	US$1 million of net non-deductible expenditure and non-taxable income;

•	US$8 million deferred tax movement on Peruvian Nuevo Sol devaluation against US Dollar;

•	US$6 million of various Peruvian non-deductible expenses; and

•	US$51 million deferred tax assets not recognised at Tarkwa and Damang.
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Management’s Discussion and Analysis of the Financial Statements continued

In 2019, the effective tax rate of 50.3% was higher than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

•	US$18 million adjustment to reflect the actual realised company tax rates in South Africa and offshore;

•	US$1 million of non-taxable share of results of equity-accounted investees, net of taxation;

•	US$1 million non-taxable fair value gain on Maverix warrants; and

•	US$5 million non-taxable profit on disposal of Maverix.

The above were offset by the following tax effected charges:

•	US$24 million non-deductible charges comprising share-based payments (US$7 million) and exploration expense (US$17 million);

•	US$3 million recognised on impairment of FSE;

•	US$30 million non-deductible interest paid;

•	US$3 million dividend withholding tax;

•	US$11 million of net non-deductible expenditure and non-taxable income;

•	US$5 million deferred tax on unremitted earnings at Tarkwa and Cerro Corona;

•	US$7 million of various Peruvian non-deductible expenses; and

•	US$3 million deferred tax assets not recognised at Cerro Corona.

Profit for the year

As a result of the factors discussed above, the profit increased by 326% from US$175 million in 2019 to US$745 million in 2020.

Profit attributable to owners of the parent

Profit attributable to owners of the parent increased by 346% from US$162 million in 2019 to US$723 million in 2020.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests increased by 69% from US$13 million in 2019 to US$22 million in 2019.

The non-controlling interest consists of Gold Fields Ghana Limited (Tarkwa) and Abosso Goldfields Limited (Damang) at 10% each at the end of 2020 and 2019, Gold Fields La Cima S.A. (Cerro Corona) at 0.47% at the end of 2020 and 2019 and Newshelf 899 (Proprietary) Limited (South Deep) at 3.57% at the end of 2020.

On 6 December 2020, per the South Deep BEE transaction an economic interest of 3.57% in the South Deep mine vested to the BEE non-controlling interest holders.

The amount making up the non-controlling interest is shown below:

	2020	2019	2020	2019
	Non-controlling interest Effective*	Non-controlling interest Effective*	US$ million	US$ million
Gold Fields Ghana – Tarkwa	10.0%	10.0%	17	10
Abosso Goldfields – Damang	10.0%	10.0%	5	3
Gold Fields La Cima – Cerro Corona	0.47%	0.47%	—	—
Newshelf 899 – South Deep	0.78%	—	—	—
			22	13

*	Average for the year.
II-115

Basic earnings per share

As a result of the above, Gold Fields earnings increased by 310% from US$0.20 per share in 2019 to earnings of US$0.82 per share in 2020.

Normalised profit attributable to owners of the parent

Normalised profit attributable to owners of the parent is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.

Normalised profit attributable to owners of the parent for the Group of US$879 million or US$1.00 per share in 2020 compared with US$343 million or US$0.42 per share in 2019.

Normalised profit attributable to owners of the parent reconciliation for the Group is calculated as follows:

	United States Dollar
Figures in millions unless otherwise stated	2020	2019
Profit for the year attributable to owners of the parent	723	162
Non-recurring items[1]	(34)	24
Tax effect of non-recurring items	(6)	(8)
Non-controlling interest effect of non-recurring items	(4)	(1)
Share of results of equity-accounted investees – Asanko impairment	50	—
(Gain)/loss on foreign exchange	(9)	5
Tax effect of gain on foreign exchange	2	—
Non-controlling interest effect of gain on foreign exchange	1	—
Loss on financial instruments	239	238
Tax effect of loss on financial instruments	(76)	(74)
Non-controlling interest effect of loss on financial instruments	(7)	(3)
Normalised profit attributable to owners of the parent	879	343

[1]	Non-recurring items are considered unusual and not expected during regular business operations such as gains or loss on the sale of assets, impairment costs or reversal of impairments, restructuring costs, inventory write-offs, rehabilitation adjustments and others.
II-116

Management’s Discussion and Analysis of the Financial Statements continued

LIQUIDITY AND CAPITAL RESOURCES – YEARS ENDED 31 DECEMBER 2021 AND 31 DECEMBER 2020

CASH RESOURCES

Cash flows from operating activities

Cash inflows from operating activities increased by 11% from US$1,111 million in 2020 to US$1,230 million in 2021. The items comprising these are discussed below.

The increase of US$119 million was due to:

Figures in millions unless otherwise stated	United States Dollar
Increase in cash generated by operations due to higher gold sold, higher gold price and lower realised hedge losses	413
Decrease in interest received	(1)
Decrease in investment in working capital	83
Decrease in interest paid due to lower borrowings	24
Increase in royalties paid due to higher gold sold and higher gold price	(6)
Increase in taxes paid due to higher profitability in 2020 as the final top-up payment for 2020 was made in 2021	(170)
Increase in dividends paid due to higher normalised earnings and higher dividends paid to non-controlling interest	(224)
119

Dividends paid increased by 153% from US$146 million in 2020 to US$370 million in 2021. The dividends paid of US$370 million in 2021 comprised dividends paid to ordinary shareholders of US$322 million, dividends paid to non-controlling interests in Ghana of US$47 million and South Deep BEE dividend of US$1 million.

The dividends paid of US$146 million in 2020 comprised dividends paid to ordinary shareholders of US$138 million, dividends paid to non-controlling interests in Ghana and Peru of US$7 million and South Deep BEE dividend of US$1 million.

Cash flows from investing activities

Cash outflows from investing activities increased by 76% from US$607 million in 2020 to US$1,071 million in 2021.

The increase of US$464 million was due to:

Figures in millions unless otherwise stated	United States Dollar
Increase in additions to property, plant and equipment	(505)
Decrease in capital expenditure – working capital	36
Increase in proceeds on disposal of property, plant and equipment	2
Increase in purchase of investments	(27)
Decrease in redemption of Asanko preference shares	(33)
Decrease in proceeds on disposal of investments	(4)
Loan advanced to contractor – 2020	68
Increase in environmental trust funds contributions	(1)
(464)
II-117

Additions to property, plant and equipment

Capital expenditure increased by 86% from US$584 million in 2020 to US$1,089 million in 2021.

	United States Dollar
	2021			2020
Figures in million unless otherwise stated	Sustaining capital	Growth capital	Total capital	Sustaining capital	Growth capital	Total capital
South Deep	69	20	89	44	5	49
South African region	69	20	89	44	5	49
Tarkwa	209	—	209	147	—	147
Damang	17	6	23	14	6	20
Asanko[1]	13	8	21	13	18	31
Ghanaian region (including Asanko)	239	14	253	174	24	198
Ghanaian region (excluding Asanko)	226	6	232	161	6	167
Cerro Corona	28	28	56	24	26	50
South American region	28	28	56	24	26	50
St Ives	90	14	104	62	12	74
Agnew	56	32	88	43	9	52
Granny Smith	64	36	100	47	19	66
Gruyere – 50%	42	2	44	27	1	28
Australian region	252	84	336	179	41	220
Salares Norte	—	375	375	—	97	97
Other	1	—	1	1	—	1
Capital expenditure (including Asanko)	589	520	1,110	422	193	615
Capital expenditure (excluding Asanko)	576	513	1,089	409	175	584

[1]	Equity-accounted joint venture. Asanko capital expenditure not included in the Group capital expenditure per the cash flow statement.

Capital expenditure at South Deep in South Africa increased by 64% from R804 million (US$49 million) in 2020 to R1.3 billion (US$89 million) in 2021. The capital expenditure of R1.3 billion (US$89 million) in 2021 comprised R1.0 billion (US$69 million) sustaining capital and R301 million (US$20 million) growth capital. The capital expenditure of R804 million (US$49 million) in 2020 comprised R718 million (US$44 million) sustaining capital and R86 million (US$5 million) growth capital. The increase in sustaining capital was mainly due to the construction of the solar plant of R129 million (US$9 million), Doornpoort tailings storage facility extension, on site power generation plant (diesel generators) and the purchase of a mobile raise boring machine. This increase in growth capital was mainly due to the recommencement of capital development in the new mine area and associated infrastructure projects.

Capital expenditure at the Ghanaian region (excluding Asanko) increased by 39% from US$167 million in 2020 to US$232 million in 2021:

•	Tarkwa increased by 42% from US$147 million in 2020 to US$209 million in 2021 mainly due to increased expenditure on capital waste stripping and tailings storage facility construction. The additional expenditure on tailings storage in 2021 was to address the recommendations and instructions from the Inspectorate Division of the Minerals Commission and the remedial measures proposed by Knight Piesold and SLR Consulting (EoR – Engineer on Record). All capital related to sustaining capital; and

•	Damang increased by 15% from US$20 million in 2020 to US$23 million in 2021 due to mainly due to the higher capital waste tonnes mined at the Huni pit. The capital expenditure of US$23 million in 2021 comprised US$17 million sustaining capital and US$6 million growth capital. The capital expenditure of US$20 million in 2020 comprised US$14 million sustaining capital and US$6 million growth capital.
II-118

Management’s Discussion and Analysis of the Financial Statements continued

Asanko is an equity accounted investee and Asanko’s capital expenditure is not included in the Gold Fields capital expenditure as per the cash flow statement. Asanko decreased by 32% from US$31 million in 2020 to US$21 million in 2021 mainly due to decreased expenditure on Tetrem relocation project (RAP), exploration at Miridani North and Akwasiso cut 3. The capital expenditure of US$21 million in 2021 comprised US$13 million sustaining capital expenditure and US$8 million growth capital. The capital expenditure of US$31 million in 2020 comprised US$13 million sustaining capital expenditure and US$18 million growth capital.

Capital expenditure at Cerro Corona in Peru increased by 12% from US$50 million in 2020 to US$56 million in 2021. The capital expenditure of US$56 million in 2021 comprised US$28 million sustaining capital expenditure and US$28 million growth capital. The capital expenditure of US$50 million in 2020 comprised US$24 million sustaining capital expenditure and US$26 million growth capital. The increase in sustaining capital was mainly due to the replacement of a crusher in the process plant to face the increase of ore hardness and the acquisition of land near the east wall pit during 2021. This increase in growth capital was mainly due to commencing with the Ana waste storage facility construction during 2021 in line with the life of mine expansion plan.

Capital expenditure at the Australian region increased by 40% from A$319 million (US$220 million) in 2020 to A$447 million (US$336 million) in 2021:

•	St Ives increased by 29% from A$107 million (US$74 million) in 2020 to A$138 million (US$104 million) in 2021. The capital expenditure of A$138 million (US$104 million) in 2021 comprised A$120 million (US$90 million) sustaining capital expenditure and A$18 million (US$14 million) growth capital. The capital expenditure of A$107 million (US$74 million) in 2020 comprised A$90 million (US$62 million) sustaining capital expenditure and A$17 million (US$12 million) growth capital. The increase in sustaining capital expenditure reflected the increased development at Invincible underground and pre-stripping of Neptune Stage 7 and Delta Island open pit, as well as expenditure on the construction of a paste plant at the Invincible underground mine. The increase in growth capital expenditure was due to increased exploration drilling;

•	Agnew increased by 56% from A$75 million (US$52 million) in 2020 to A$117 million (US$88 million) in 2021. The capital expenditure of A$117 million (US$88 million) in 2021 comprised A$75 million (US$56 million) sustaining capital expenditure and A$43 million (US$32 million) growth capital. The capital expenditure of A$75 million (US$52 million) in 2020 comprised A$63 million (US$43 million) sustaining capital expenditure and A$12 million (US$9 million) growth capital. The increase in sustaining capital expenditure was due to increased underground development, as well as underground ventilation infrastructure upgrades. The increase in growth capital expenditure was due to development of the Kath orebody at Waroonga and the Sheba ore body at New Holland, the crusher circuit upgrade and increased exploration drilling;

•	Granny Smith increased by 39% from A$96 million (US$66 million) in 2020 to A$134 million (US$100 million) in 2021. The capital expenditure of A$134 million (US100 million) in 2021 comprised A$86 million (US$64 million) sustaining capital expenditure and A$48 million (US$36 million) growth capital. The capital expenditure of A$96 million (US$66 million) in 2020 comprised A$69 million (US$47 million) sustaining capital expenditure and A$28 million (US$19 million) growth capital. The increase in sustaining capital expenditure was due to increased mine development in the Zone 110/120 areas. The increase in growth capital expenditure was due to increased development in the Z135 area and the second decline. When completed, the second decline will provide a reduction in current congestion in the main decline and will support short interval control measures to maintain the production profile; and

•	Capital expenditure at Gruyere increased by 43% from A$41 million (US$28 million) in 2020 to A$58 million (US$44 million) in 2021. The capital expenditure of A$58 million (US$44 million) in 2021 comprised A$56 million (US$42 million) sustaining capital and A$2 million (US$2 million) growth capital. The capital expenditure of A$41 million (US$28 million) in 2020 comprised A$39 million (US$27 million) sustaining capital and A$2 million (US$1 million) growth capital. The increase in sustaining capital expenditure reflected the pre-stripping of Stages 2 and 3 of the pit.

At Salares Norte, capital expenditure increased by 287% from US$97 million in 2020 to US$375 million in 2021 due to an increase in construction activities at the project as total project progressed to 62.5% at the end of 2021 compared to 27.0% at the end of 2020.

II-119

Proceeds on disposal of property, plant and equipment

Proceeds on the disposal of property, plant and equipment increased by 200% from US$1 million in 2020 to US$3 million in 2021. In both 2021 and 2020, the proceeds related mainly to the disposal of various redundant assets at the mines.

Purchase of investments

Investment purchases increased by 2,600% from US$1 million in 2020 to US$27 million in 2021.

Purchase of investments of US$27 million in 2021 comprised:

Figures in millions unless otherwise stated	United States Dollar
Conversion of warrants to Maverix shares	10
Chakana Copper Corporation - 6.6 million shares	2
Hamelin Gold Limited - 11 million shares	2
Investment in bonds for insurance captive	13
27

Purchase of investments of US$1 million in 2020 comprised:

Figures in millions unless otherwise stated	United States Dollar
Lefroy Exploration Limited - 3.4 million shares	1
1

Redemption of Asanko preference shares

Redemption of Asanko preference shares amounted to US$38 million in 2020 and US$5 million in 2021.

Proceeds on disposal of investments

Proceeds on the disposal of investments decreased by 17% from US$23 million in 2020 to US$19 million in 2021.

The proceeds on disposal of investment of US$19 million in 2021 related to the disposal of shares in the Toronto-listed gold and royalty streaming company Maverix.

The proceeds on disposal of investments of US$23 million in 2020 related to the disposal of 81 million shares in ASX-listed Cardinal Resources Limited.

Loan advanced – contractors

Loan advanced to contractors in Ghana for fleet replacement in 2020 amounted to US$68 million. These loans are interest bearing and a portion is secured over the fleet purchased by the contractor in 2020.

II-120

Management’s Discussion and Analysis of the Financial Statements continued

Contributions to environmental trust funds

The contributions to environmental trust fund increased by 11% from US$9 million in 2020 to US$10 million in 2021.

The contributions to environmental trust funds of US$10 million in 2021 comprised:

Figures in millions unless otherwise stated	United States Dollar
South Deep mine environmental trust fund	1
Tarkwa mine environmental trust fund	7
Damang mine environmental trust fund	2
10

The contributions to environmental trust funds of US$9 million in 2020 comprised:

Figures in millions unless otherwise stated	United States Dollar
South Deep mine environmental trust fund	1
Tarkwa mine environmental trust fund	6
Damang mine environmental trust fund	2
9

Cash flows from financing activities

Cash outflows from financing activities increased by 265% (US$371 million) from US$140 million in 2020 to US$511 million in 2021. The items comprising these numbers are discussed below.

The movement of US$371 million was due to:

Figures in millions unless otherwise stated	United States Dollar
Decrease in loans raised	(482)
Decrease in loans repaid	370
Increase in payment of lease liability	(10)
Proceeds from the issue of shares – 2020	(249)
(371)

Loans raised

Loans raised decreased by 70% from US$690 million in 2020 to US$208 million in 2021.

The US$208 million loans raised in 2021 comprised:

Figures in millions unless otherwise stated	United States Dollar
US$150 million revolving senior credit facility - new[1]	84
US$1,200 million term loan and revolving credit facilities	124
208
II-121

The US$690 million loans raised in 2020 comprised:

Figures in millions unless otherwise stated	United States Dollar
A$500 million syndicated revolving credit facility – old[2]	86
A$500 million syndicated revolving credit facility – new[2]	191
US$1,200 million term loan and revolving credit facilities	413
690

Credit facilities financing and refinancing

[1]	On 15 April 2021, the old US$150 million revolving senior secured credit facility was refinanced with the new US$150 million revolving senior secured credit facility and cancelled

[2]	On 19 November 2020, Gruyere Holdings Proprietary Limited entered into a new A$500 million syndicated revolving credit facility. On 23 November 2020, the old A$500 million syndicated revolving credit facility was refinanced with the new A$500 million syndicated revolving credit facility and cancelled.

Loans repaid

Loans repaid decreased by 36% from US$1,014 million in 2020 to US$644 million in 2021.

The US$644 million loans repaid in 2021 comprised:

Figures in millions unless otherwise stated	United States Dollar
US$150 million revolving senior credit facility – old[1]	84
A$500 million syndicated revolving credit facility	187
US$1,200 million term loan and revolving credit facility	373
644

The US$1,014 million loans repaid in 2020 comprised:

Figures in millions unless otherwise stated	United States Dollar
US$1 billion notes issue	602
A$500 million syndicated revolving credit facility – old	249
US$1,200 million term loan and revolving credit facility	163
1,014

Credit facilities financing and refinancing

[1]	On 15 April 2021, the old US$150 million revolving senior secured credit facility was refinanced with the new US$150 million revolving senior secured credit facility and cancelled

Payment of lease liabilities

Payment of lease liabilities increased by 16% from US$64 million in 2020 to US$74 million in 2021. The increase related mainly to additional leases entered into during 2021.

Proceeds from the issue of shares

On 12 February 2020 Gold Fields successfully completed the placing of 41,431,635 new ordinary, no par value shares with existing and new institutional investors at a price of ZAR 90.20 per share. The placing issued represented, in aggregate, approximately 5% of the Company’s issued ordinary share capital prior to the placing. The placing price represented a discount of 3.8% to the 30 day VWAP prior to 12 February 2020. Gross proceeds of approximately R4 billion (US$249 million) were raised through the placing.

Net cash (utilised)/generated

As a result of the above, net cash generated of US$364 million in 2020 compared to net cash utilised of US$351 million in 2021.

Cash and cash equivalents decreased by 41% from US$887 million at 31 December 2020 to US$525 million at 31 December 2021.

II-122

Management’s Discussion and Analysis of the Financial Statements continued

Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares (“adjusted free cash flow”)

This is a measure that management uses to measure the cash generated by the core business. Adjusted free cash flow is defined as net cash from operations adjusted for South Deep BEE dividend, additions to property, plant and equipment, capital expenditure - working capital, proceeds on disposal of property, plant and equipment, environmental trust funds payments, payment of principal lease liabilities and redemption of Asanko preference shares per the statement of cash flows.

The cash inflow decreased by 27% from US$631 million in 2020 to US$463 million in 2021. The main reasons for the decrease were the increase in additions for property, plant and equipment from US$584 million in 2020 to US$1,089 million in 2021, partially offset by the increase in net cash from operations from US$1,258 million in 2020 to US$1,600 million in 2021.

Below is a table reconciling the adjusted free cash flow to the statement of cash flows.

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Net cash from operations	1,600	1,258
South Deep BEE dividend	(1)	(1)
Additions to property, plant and equipment	(1,089)	(584)
Capital expenditure – working capital	29	(7)
Proceeds on disposal of property, plant and equipment	3	1
Contributions to environmental trust funds	(10)	(9)
Payment of principal lease liabilities	(74)	(65)
Redemption of Asanko preference shares	5	38
Adjusted free cash flow	463	631

Below is a table providing a breakdown of how the cash was generated by the Group.

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Net cash generated by mines	913	868
Salares Norte[1]	(327)	(151)
Interest paid by corporate entities[2]	(65)	(92)
Redemption of Asanko preference shares	5	38
Other corporate costs	(63)	(32)
Adjusted free cash flow	463	631

[1]	The Salares Norte expenditure of US$327 million (2020: US$151 million) comprises exploration expenditure of US$27 million (2020: US$30 million), capital expenditure of US$375 million (2020: US$97 million), release of working capital of US$66 million (2020: investing into of US$24 million) and other income of US$9 million (2020: US$nil).

[2]	Does not agree to interest paid per the cash flow of US$103 million (2020: US$127 million) due to interest paid by the mines reflected under net cash generated by mines before growth capital.
II-123

LIQUIDITY AND CAPITAL RESOURCES – YEARS ENDED 31 DECEMBER 2020 AND 31 DECEMBER 2019 CASH RESOURCES

Cash flows from operating activities

Cash inflows from operating activities increased by 31% (US$266 million) from US$845 million in 2019 to US$1,111 million in 2020. The items comprising these are discussed below.

The increase of US$266 million was due to:

Figures in millions unless otherwise stated	United States Dollar
Increase in cash generated from operations due to higher gold sold and higher gold price	631
Increase in interest received	1
Increase in investment in working capital due to an increase in prepayments, buildup of gold-in-process and fifth creditor cycle payment as a result of the change to a calendar month end	(147)
Decrease in silicosis payment	1
Decrease in interest paid due to lower borrowings	5
Increase in royalties paid due to higher gold sold and higher gold price	(31)
Increase in taxes paid due to higher gold sold and higher gold price	(97)
Increase in dividends paid due to higher normalised earnings and higher dividends paid to non-controlling interest	(97)
266

Dividends paid increased from US$49 million in 2019 to US$146 million in 2020. The dividends paid of US$146 million in 2020 comprised dividends paid to ordinary shareholders of US$138 million, dividends paid to non-controlling interests in Ghana and Peru of US$7 million and South Deep BEE dividend of US$1 million.

The dividends paid of US$49 million in 2019 comprised dividends paid to ordinary shareholders of US$46 million, dividends paid to non-controlling interests in Ghana and Peru of US$2 million and South Deep BEE dividend of US$1 million.

Cash flows from investing activities

Cash outflows from investing activities increased by 36% (US$160 million) from US$447 million in 2019 to US$607 million in 2020.

The increase of US$160 million was due to:

Figures in millions unless otherwise stated	United States Dollar
Decrease in additions to property, plant and equipment	29
Increase in capital expenditure – working capital	(7)
Decrease in proceeds on disposal of property, plant and equipment	(3)
Purchase of Asanko Gold – 2019	20
Decrease in purchase of investments	6
Increase in redemption of Asanko preference shares	28
Proceeds on disposal of subsidiary – 2019	(6)
Proceeds on disposal of Maverix – 2019	(67)
Decrease in proceeds on disposal of investments	(90)
Loan advanced to contractor – 2020	(68)
Increase in environmental trust funds and rehabilitation payments	(2)
160
II-124

Management’s Discussion and Analysis of the Financial Statements continued

Additions to property, plant and equipment

Capital expenditure decreased by 5% from US$613 million in 2019 to US$584 million in 2020.

Gold Fields adopted the new Interpretation of the World Gold Council prospectively from 1 January 2019. In 2020, capital expenditure for 2020 and 2019 is presented according to the new Interpretation. Only the split between sustaining and non-sustaining capital is amended. Total capital expenditure remains the same under both methods.

	United States Dollar
	2020			2019
Figures in million unless otherwise stated	Sustaining capital	Growth capital	Total capital	Sustaining capital	Growth capital	Total capital
South Deep	44	5	49	33	—	33
South African region	44	5	49	33	—	33
Tarkwa	147	—	147	126	—	126
Damang	14	6	20	5	71	76
Asanko[1]	13	18	31	20	7	27
Ghanaian region (including Asanko)	174	24	198	151	78	229
Ghanaian region (excluding Asanko)	161	6	167	131	71	202
Cerro Corona	24	26	50	44	12	56
South American region	24	26	50	44	12	56
St Ives	62	12	74	46	52	98
Agnew	43	9	52	35	41	76
Granny Smith	47	19	66	26	46	72
Gruyere – 50%	27	1	28	5	67	72
Australian region	179	41	220	112	206	318
Salares Norte	—	97	97	—	—	—
Other	1	—	1	4	—	4
Capital expenditure (including Asanko)	422	193	615	344	296	640
Capital expenditure (excluding Asanko)	409	175	584	324	289	613

[1]	Equity-accounted joint venture. Asanko capital expenditure not included in the Group capital expenditure per the cash flow statement.

Capital expenditure at South Deep in South Africa increased by 68% from R479 million (US$33 million) in 2019 to R804 million (US$49 million) in 2020. The capital expenditure of R804 million (US$49 million) in 2020 comprised R718 million (US$44 million) sustaining capital and R86 million (US$5 million) growth capital. The capital expenditure of R479 million (US$33 million) in 2019 comprised only sustaining capital expenditure.

•	This increase in sustaining capital was mainly due to the purchase of new TM3 equipment (R124 million (US$8 million)), the refurbishment of existing fleet (R47 million (US$3 million)), phase 1 of the Newtrax equipment conditioning monitoring and tracking system implementation and IT infrastructure upgrades (R53 million) (US$3 million); and

•	The growth capital in 2020 was due to the recommencement of the new mine development.

Capital expenditure at the Ghanaian region (excluding Asanko) decreased by 17% from US$202 million in 2019 to US$167 million in 2020:

•	Tarkwa increased by 17% from US$126 million in 2019 to US$147 million in 2020 mainly due to the higher capital waste mined. All capital related to sustaining capital;

•	Damang decreased by 74% from US$76 million in 2019 to US$20 million in 2020 due to lower capital waste tonnes mined. The capital expenditure of US$20 million in 2020 comprised US$14 million sustaining capital and US$6 million growth capital. The capital expenditure of US$76 million in 2019 comprised US$5 million sustaining capital and US$71 million growth capital; and
II-125

•	Asanko increased by 15% from US$27 million in 2019 to US$31 million in 2020. The capital expenditure of US$31 million in 2020 comprised US$13 million sustaining capital expenditure and US$18 million growth capital. The capital expenditure of US$27 million in 2019 comprised US$20 million sustaining capital expenditure and US$7 million growth capital. The increase was due to increased expenditure on the Tetrem relocation project (RAP), exploration at Miridani North and Akwasiso Cut 3. (Asanko is an equity-accounted joint venture and not included in the Group or Ghanaian operation’s figures).

Capital expenditure at Cerro Corona in Peru decreased by 11% from US$56 million in 2019 to US$50 million in 2020. The capital expenditure of US$50 million in 2020 comprised US$24 million sustaining capital expenditure and US$26 million growth capital. The capital expenditure of US$56 million in 2019 comprised US$44 million sustaining capital expenditure and US$12 million growth capital. The decrease was due to the quarantine decreed by the government relating to Covid-19, which restricted the construction activities at the tailings dam and Arpon’s waste storage facility. Additional camp and dining room facilities were constructed during 2020 at a cost of US$6 million in order to increase capacity at site as a result of the Covid-19 regulations implemented.

Capital expenditure at the Australian region decreased by 30% from A$458 million (US$318 million) in 2019 to A$319 million (US$220 million) in 2020:

•	St Ives decreased by 25% from A$141 million (US$98 million) in 2019 to A$107 million (US$74 million) in 2020 mainly due to the Invincible South and Hamlet North underground mines which were being developed in 2019. The capital expenditure of A$107 million (US$74 million) in 2020 comprised A$90 million (US$62 million) sustaining capital expenditure and A$17 million (US$12 million) growth capital. The capital expenditure of A$141 million (US$98 million) in 2019 comprised A$66 million (US$46 million) sustaining capital expenditure and A$75 million (US$52 million) growth capital. The increase in sustaining capital expenditure and decrease in non-sustaining capital expenditure was due to the reclassification of development cost at Invincible South and Hamlet North Mines. Invincible South turned cash flow positive in quarter four of 2019 and Hamlet North in quarter 1 of 2020, which resulted in capital costs moving from non-sustaining to sustaining in accordance with World Gold Council guidelines;

•	Agnew decreased by 31% from A$109 million (US$76 million) in 2019 to A$75 million (US$52 million) in 2020. The capital expenditure of A$75 million (US$52 million) in 2020 comprised A$63 million (US$43 million) sustaining capital expenditure and A$12 million (US$9 million) growth capital. The capital expenditure of A$109 million (US$76 million) in 2019 comprised A$51 million (US$35 million) sustaining capital expenditure and A$58 million (US$41 million) growth capital. The decreased was driven by a decrease in non-sustaining capital expenditure. Additional expenditure was incurred in 2019 to establish the new accommodation village A$32 million (US$22 million) and development of the Waroonga North decline A$5 million (US$3 million). In addition non-sustaining exploration drilling reduced by A$6 million (US$4 million) from 2019. Sustaining capital expenditure increased due to increased mine development at Waroonga;

•	Granny Smith decreased by 8% from A$104 million (US$72 million) in 2019 to A$96 million (US$66 million) in 2020 due to decreased capitalised drilling cost in 2020. The capital expenditure of A$96 million (US$66 million) in 2020 comprised A$69 million (US$47 million) sustaining capital expenditure and A$28 million (US$19 million) growth capital. The capital expenditure of A$104 million (US$72 million) in 2019 comprised A$37 million (US$26 million) sustaining capital expenditure and A$67 million (US$46 million) growth capital. The increase in sustaining capital expenditure and decrease in non-sustaining capital expenditure was due to the reclassification of the Zone 110/120 areas which turned cash flow positive during the first six months of 2020 which resulted in capital costs moving from non-sustaining to sustaining in accordance with World Gold Council guidelines; and

•	Capital expenditure at Gruyere decreased by 61% from A$104 million (US$72 million) in 2019 to A$41 million (US$28 million) in 2020. The 2019 capital expenditure was primarily incurred to complete the Gruyere construction project and stripping activities at the Gruyere pit. The capital expenditure of A$41 million (US$28 million) in 2020 comprised A$39 million (US$27 million) sustaining capital and A$2 million (US$1 million) growth capital. The capital expenditure of A$104 million (US$72 million) in 2019 comprised A$8 million (US$5 million) sustaining capital and A$96 million (US$67 million) growth capital.

At Salares Norte, capital expenditure increased by 100% to US$97 million in 2020 from US$nil in 2019 due to the approval of the feasibility study and commencement of capitalisation of the project from 1 April 2020.

II-126

Management’s Discussion and Analysis of the Financial Statements continued

Proceeds on disposal of property, plant and equipment

Proceeds on the disposal of property, plant and equipment decreased by 75% from US$4 million in 2019 to US$1 million in 2020. In both 2020 and 2019, the proceeds related mainly to the disposal of various redundant assets.

Purchase of Asanko Gold

Purchase of Asanko Gold was US$20 million in 2019 and related to the additional purchase of preference shares in accordance with the JV transaction with Asanko Gold Inc. which was completed on 31 July 2018.

Purchase of investments

Investment purchases decreased by 86% from US$7 million in 2019 to US$1 million in 2020. Purchase of investments of US$1 million in 2020 related to a purchase of 3.4 million shares in Lefroy Exploration Limited. Purchase of investments of US$7 million in 2019 related to Chakana Copper.

Redemption of Asanko preference shares

Redemption of Asanko preference shares amounted to US$10 million in 2019 and US$38 million in 2020.

Proceeds on disposal of subsidiary

Proceeds on disposal of subsidiary amounted to US$6 million in 2019 and related to the sale of Norperuana.

Proceeds on disposal of Maverix

Proceeds on disposal of Maverix amounted to US$67 million in 2019 and related to the sale of the Group’s 19.9% holding in the Toronto-listed gold and royalty streaming company Maverix.

Proceeds on disposal of investments

Proceeds on the disposal of investments decreased by 80% from US$113 million in 2019 to US$23 million in 2020.

The proceeds on disposal of investments of US$23 million in 2020 related to the disposal of 81 million shares in ASX-listed Cardinal Resources Limited.

The proceeds on disposal of investments of US$113 million in 2019 comprised:

Figures in millions unless otherwise stated	United States Dollar
Red 5 Limited	21
Gold Road Resources Limited	85
Hummingbird Resources PLC	6
113

Loan advanced – contractors

Loan advanced to contractors in Ghana for fleet replacement in 2020 amounted to US$68 million. These loans are interest bearing, secured and are recoupable over three years (2021 to 2024).

Contributions to environmental trust funds

The contributions to environmental trust fund increased by 29% from US$7 million in 2019 to US$9 million in 2020.

The contributions to environmental trust funds of US$9 million in 2020 comprised:

Figures in millions unless otherwise stated	United States Dollar
South Deep mine environmental trust fund	1
Tarkwa mine environmental trust fund	6
Damang mine environmental trust fund	2
9
II-127

The contributions to environmental trust funds of US$7 million in 2019 comprised:

Figures in millions unless otherwise stated	United States Dollar
South Deep mine environmental trust fund	1
Tarkwa mine environmental trust fund	6
7

Cash flows from financing activities

Cash outflows from financing activities increased by 33% (US$35 million) from US$105 million in 2019 to US$140 million in 2020. The items comprising these numbers are discussed below.

The movement of US$35 million was due to:

Figures in millions unless otherwise stated	United States Dollar
Decrease in loans raised	(848)
Decrease in loans repaid	590
Increase in payment of lease liability	(26)
Proceeds from the issue of shares – 2020	249
(35)

Loans raised

Loans raised decreased by 55% from US$1,538 million in 2019 to US$690 million in 2020.

The US$690 million loans raised in 2020 comprised:

Figures in millions unless otherwise stated	United States Dollar
A$500 million syndicated revolving credit facility – old[1]	86
A$500 million syndicated revolving credit facility – new[1]	191
US$1,200 million term loan and revolving credit facilities	413
690

Credit facilities financing and refinancing

[1]	On 19 November 2020, Gruyere Holdings Proprietary Limited entered into a new A$500 million syndicated revolving credit facility. On 23 November 2020, the old A$500 million syndicated revolving credit facility was refinanced with the new A$500 million syndicated revolving credit facility and cancelled.

The US$1,538 million loans raised in 2019 comprised:

Figures in millions unless otherwise stated	United States Dollar
US$500 million five-year notes issue[1]	496
US$500 million 10-year notes issue[1]	496
US$1,290 million term loan and revolving credit facilities	434
R500 million Standard Bank revolving credit facility	21
Short-term Rand uncommitted credit facilities	91
1,538

Credit facilities financing and refinancing

[1]	On 9 May 2019, Gold Fields successfully concluded the raising of two new bonds, a US$500 million five-year notes issue with a coupon of 5.125% and a US$500 million 10-year notes issue with a coupon of 6.125%, raising a total of US$1 billion at an average coupon of 5.625%.
II-128

Management’s Discussion and Analysis of the Financial Statements continued

Loans repaid

Loans repaid decreased by 37% from US$1,604 million in 2019 to US$1,014 million in 2020.

The US$1,014 million loans repaid in 2020 comprised:

Figures in millions unless otherwise stated	United States Dollar
US$1 billion notes issue	602
A$500 million syndicated revolving credit facility – old	249
US$1,200 million term loan and revolving credit facility	163
1,014

The US$1,604 million loans repaid in 2019 comprised:

Figures in millions unless otherwise stated	United States Dollar
US$1 billion notes issue – buy-back of US$250 million notes[1]	255
US$100 million revolving credit facility	45
A$500 million syndicated revolving credit facility	144
US$1,290 million term loan and revolving credit facility	906
R500 million Standard Bank revolving credit facility	35
R500 million Absa Bank revolving credit facility	35
Short-term Rand uncommitted credit facilities	184
1,604

[1]	On 27 May 2019, Gold Fields announced the successful buy back of US$250 million of the outstanding 2020 notes at 102% of par as compared with a premium of 101.73% of par at the close of business on 24 May 2019. The buy-back of the notes was financed with the proceeds of the raising of two new bonds, the five-year notes and the 10-year notes. The Group recognised a loss of US$5.0 million on the buy-back of the 2020 notes.

Payment of lease liabilities

Payment of lease liabilities increased by 68% from US$38 million in 2019 to US$64 million in 2020. The increase related mainly to additional leases entered into during 2020.

Proceeds from the issue of shares

On 12 February 2020 Gold Fields successfully completed the placing of 41,431,635 new ordinary, no par value shares with existing and new institutional investors at a price of ZAR 90.20 per share. The placing issued represented, in aggregate, approximately 5% of the Company’s issued ordinary share capital prior to the placing. The placing price represented a discount of 3.8% to the 30 day VWAP prior to 12 February 2020. Gross proceeds of approximately R4 billion (US$249 million) were raised through the placing.

Net cash generated

As a result of the above, net cash generated increased by 24% from US$294 million in 2019 to US$364 million in 2020.

Cash and cash equivalents increased by 72% from US$515 million at 31 December 2019 to US$887 million at 31 December 2020.

II-129

STATEMENT OF FINANCIAL POSITION

Borrowings

Total borrowings (short and long-term borrowings) decreased from US$1,527 million at 31 December 2020 to US$1,078 million at 31 December 2021. Net debt is defined as total borrowing plus lease liabilities less cash and cash equivalents. Net debt decreased from US$1,069 million at 31 December 2020 to US$969 million at 31 December 2021 due to lower borrowings, partially offset by lower cash and cash equivalents. Net debt (excluding lease liabilities) decreased from US$640 million at 31 December 2020 to US$553 million at 31 December 2021 for the same reasons discussed above.

The Group monitors capital using the ratio of net debt to adjusted EBITDA. Adjusted EBITDA is defined as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs. The definition of adjusted EBITDA is as defined in the US$1,200 million term loan and revolving credit facilities agreement. The Group’s long-term target is a ratio of net debt to adjusted EBITDA of one times or lower. The bank covenants on external borrowings require a net debt to adjusted EBITDA ratio of 3.5 or below and the ratio is measured based on amounts in United States Dollar. Net debt to adjusted EBITDA at 31 December 2021 was 0.40x (2020: 0.56x). Refer to note 39 of the consolidated financial statements for further details including the reconciliation of profit for the year to adjusted EBITDA.

Provisions

Total provisions increased by 11% from US$403 million in 2020 to US$447 million in 2021 and included the following:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Provision for environmental rehabilitation costs	431	382
Silicosis settlement costs	13	18
Other provisions	3	3
Total provisions	447	403
Current portion of provision[1]	(13)	(24)
Non-current portion of provisions	434	379

[1]	Current portion of provision comprises US$12 million (2020: US$20 million) of the current portion of the environmental rehabilitation costs and US$1 million (2020: US$4 million) of the current portion of the silicosis settlement costs.

Provision for environmental rehabilitation costs

The amount provided for environmental rehabilitation costs increased by 13% from US$382 million at 31 December 2020 to US$431 million at 31 December 2021. The increase is due to the increase of the gross environmental rehabilitation costs at the Peruvian and Chilean operations in 2021. This provision represents the present value of closure, rehabilitation and other environmental obligations up to 31 December 2020. This provision is updated annually to take account of inflation, the time value of money and any new environmental obligations incurred.

The inflation and range of discount rates applied in 2021 and 2020 for each region are shown in the table below:

	South Africa	Ghana	Australia	Peru	Chile
Inflation rates
2021	4.5%	2.4%	2.4%	2.4%	2.4%
2020	4.8%	2.2%	2.5%	2.2%	2.2%
Discount rates
2021	10.6%	6.6% – 7.2%	2.4%	2.8%	2.4%
2020	10.8%	6.7% – 7.2%	2.5%	2.2%	2.2%

The interest charge decreased by 18% from US$11 million in 2020 to US$9 million in 2021 due to a lower inflation rate used in the 2020 calculation.

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Management’s Discussion and Analysis of the Financial Statements continued

Adjustments for new disturbances and changes in environmental legislation during 2021 and 2020, after applying the above inflation and discount rates were:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
South Africa	—	(1)
Ghana	3	(4)
Australia	25	(16)
Peru	22	13
Chile	27	2
Total	77	(5)

The South African and Ghanaian operations contribute to a dedicated environmental trust fund and a dedicated bank account, respectively, to provide financing for final closure and rehabilitation costs. The amount invested in the fund is shown as a non-current asset in the financial statements and increased by 11% from US$79 million at 31 December 2020 to US$88 million at 31 December 2021. The increase is mainly as a result of contributions amounting to US$10 million and interest income of US$1 million. The South African and Ghanaian operations are required to contribute annually to the trust fund over the remaining lives of the mines, to ensure that sufficient funds are available to discharge commitments for future rehabilitation costs.

Silicosis settlement costs provision

The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease (“COAD”) as well as noise-induced hearing loss (“NIHL”)).

A consolidated application was brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application.

The Settlement Agreement in the silicosis and tuberculosis class action litigation became operational on 10 December 2019. A settlement trust, known as the Tshiamiso Trust, has been established to carry out the terms of the Settlement Agreement and is responsible for ensuring that all eligible current and former mineworkers across southern Africa with silicosis or work-related TB (or their dependants where the mineworker has passed away) are compensated. The board of trustees is chaired by Professor May Hermanus as an independent trustee.

Over the course of 2020, the Tshiamiso Trust worked to create the capacity and establish the systems to begin to deliver on its mandate. However, the Covid-19 pandemic has had a significant impact on the work of the Trust. During October 2020, the Trust identified a test group of potential claimants. On 3 December 2020, the Trust made its first payments to six of these claimants. Each recipient received R250 000.

Gold Fields has provided for the estimated cost of the class action settlement based on actuarial assessments and the provisions of the Settlement Agreement. At 31 December 2021, the total provision for Gold Fields’ share of the settlement of the class action claims and related costs amounts to US$13 million (R210 million) (2020: US$18 million (R269 million)) of which US$1 million (R10 million) (2020: US$4 million (R58 million)) was classified as current and US$12 million (R200 million) (2020: US$14 million (R211 million)) as non-current. The nominal value of this provision is US$17 million (R270 million) (2020: US$23 million (R339 million)) at 31 December 2021.

The assumptions that were made in the determination of the provision include silicosis prevalence rates, estimated settlement per claimant, benefit take-up rates and disease progression rates. A discount rate of 7.83% (2020: 6.67%) was used, based on government bonds with similar terms to the anticipated settlements.

The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future. Refer to notes 25.2 and 35 of the consolidated financial statements for further details.

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Other long-term provisions

Other long-term provisions remained flat at US$3 million.

Credit facilities

At 31 December 2021, the Group had unutilised committed banking facilities available under the following facilities, details of which are discussed in note 24:

•	US$1,200 million available under the US$1,200 million revolving credit facilities;

•	US$67 million available under the US$150 million revolving senior secured credit facility;

•	US$100 million available under the US$100 million senior secured revolving credit facility;

•	A$500 million (US$364 million) under the A$500 million syndicated revolving credit facility;

•	R1,500 million (US$94 million) available under the R1,500 million Nedbank revolving credit facility;

•	R500 million (US$31 million) available under the R500 million Absa Bank revolving credit facility; and

•	R500 million (US$31 million) available under the R500 million Rand Merchant Bank revolving credit facility.

Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal contingency funding requirements.

As of the date of this report, the Group was not in default under the terms of any of its outstanding credit facilities.

Contractual obligations, commitments and guarantees at 31 December 2021

	United States Dollar
	Payments due by period
Figures in millions unless otherwise stated	Total	Within one year	Between one and five years	After five years
Borrowings
US$500 million 5-year notes issue
Capital[1]	500.0	—	500.0	—
Interest	60.9	25.6	35.3	—
US$500 million 10-year notes issue
Capital[1]	500.0	—	—	500.0
Interest	225.8	30.6	122.5	72.7
US$150 million revolving senior secured credit facility
Capital	83.5	—	83.5	—
Interest	2.9	1.3	1.6	—
Other obligations
Finance lease liability	547.1	82.0	216.4	248.7
Environmental obligations[2]	510.5	12.0	41.5	457.0
Trade and other payables	480.5	480.5	—	—
Gold, copper and foreign exchange derivatives	6.8	6.8	—	—
South Deep dividend	5.4	0.8	2.9	1.7
Total contractual obligations	2,923.4	639.6	1,003.7	1,280.1

[1]	The capital amounts of the US$500 million 5-year notes issue and the US$500 10-year notes issue in the table above represent the principal amounts to be repaid and differ from the carrying values presented in the statement of financial position due to the unwinding of transaction costs capitalised at inception.

[2]	Gold Fields makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the reporting date. Management believes that the provisions made for environmental obligations are adequate to cover the expected volume of such obligations.
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Management’s Discussion and Analysis of the Financial Statements continued

Commitments

	United States Dollar
	Amounts of commitments expiring by period
Figures in millions unless otherwise stated	Total	Within one year	Between one and five years	After five years
Commitments
Capital expenditure – contracted for	251.9	251.9	—	—
Total commitments	251.9	251.9	—	—

Guarantees

Guarantees consist of numerous obligations. Guarantees consisting of US$198.1 million committed to guarantee Gold Fields’ environmental and other obligations with respect to its South African, Peruvian, Ghanaian and Australian operations are fully provided for under the provision for environmental rehabilitation and certain lease liabilities and are not included in the amount above.

Working capital

Following its going concern assessment performed, which takes into account the 2021 operational plan, net debt position and unutilised loan facilities, management believes that Gold Fields’ working capital resources, by way of internal sources and banking facilities, are sufficient to fund Gold Fields’ currently foreseeable future business requirements.

Off-balance sheet items

At 31 December 2021, Gold Fields had no material off-balance sheet items except for as disclosed under guarantees and capital commitments.

INFORMATION COMMUNICATION AND TECHNOLOGY (“ICT”)

ICT at Gold Fields is a strategic enablement partner to the Group and is focused on ensuring that the technology adopted is relevant in enabling the business to execute the strategy and the operational plans. ICT further ensures that all the Group information and technology assets are adequately protected. These include the physical infrastructure, the applications in use by the group as well the data and personal information hosted on these systems.

During the course of 2021, ICT was focused on the following key objectives:

•	Maintaining and enhancing a robust cyber security posture that ensures the mitigation of the increasing risk of cyber attacks;

•	Maintaining seamless remote working as well as supporting the business with Covid-19 to enable the respective Covid-19 protocols;

•	Accelerating the adoption of resilient cloud based technology platforms;

•	Maintaining an improved ICT governance environment and achieving operational targets;

•	Ensuring key systems and infrastructure availability and performance;

•	Prioritising and implementing key components of the approved ICT digital strategy, specifically accelerating those initiatives that support the Group’s Covid-19 response; and

•	Maintaining sound financial management and sustaining cost savings.

Gold Fields’ vision to be the global leader in sustainable gold mining requires the adoption of digital technologies as well as the adaptability to respond to the rapidly changing technology environment. This is achieved through ensuring that the foundational technology and digital elements of the mine of the future are in place across the various operations.

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Following the establishment of the Innovation and Technology vision and the approval of the Gold Fields ICT digital strategy, ICT conducted various strategic programmes across the Group with the following themes:

•	Digital infrastructure: Laying the foundation of an infrastructure to enable a connected mine and facilitate the successful flow of data. The implementation of advanced digital infrastructure, is ongoing across each operation;

•	Information technology (“IT”) and operational technology (“OT”) convergence: Enabling the convergence of information and operational technology under a unified architecture, standards, governance and cybersecurity framework. An assessment of the OT environment was completed and a roadmap with identified areas for Convergence has been initiated;

•	Data analytics: Creating the platform for the use of data to move from a data driven to an insights driven organisation. Selected data analytics initiatives were concluded with further use case being defined for each of the regions. In addition, the adoption of Robotic Process Automation across certain repetitive business processes has been initiated with significant business process improvement envisaged.

•	Cybersecurity: Ensuring the protection of information and assets. The Security Event and Incident Management (“SEIM”) system as well as associated cybersecurity monitoring has been implemented and embedded across the Group. In addition this SIEM continues to be enhanced to remain relevant to the changing threat landscape. Gold Fields ICT has also adopted the use of a data lake to monitor the full spectrum of our cyber security landscape, allowing the cyber security teams to respond to any potential threat identified.

•	Digital Value Office (“DVO”): Establishing a suitably governed delivery mechanism for the execution of initiatives that forms part of the digital strategy. The design of the DVO was concluded with all regions having provided their input into the design. The DVO will continue to ramp up as projects and initiatives are enabled through the DVO;

•	People Management: implementing suitable people related platforms to enhance the future of work: The initial implementation of a baseline people platform facilitated remote working and an enhanced employee experience. Ongoing improvements and the adoption of new functionality progressed since the initial implementation; and

•	ICT 2.0: Gold Fields’ ICT operating and delivery model, which is based on industry best practice, was enhanced to position ICT to effectively deliver on the digital strategy. This operating model enables ICT to focus on business imperatives and business support, while the non-core services are outsourced. The operating model enhancements and delivery against key strategic targets for 2020 mitigated key technology risks and exposed technology opportunities to enable the rapid deployment of digital technologies.

ICT has also focused on prioritising initiatives from the digital strategy, aligned to the Group’s response to the Covid-19 pandemic, and executed the required activities based on a three-phase plan, being Respond, Recover and Thrive.

The Covid-19 global pandemic has continued to evolve the way we work, and each of the regions in which we operate have experienced varying levels of virus spread and associated restrictions on business. Some regions have experienced a relaxation of the lockdowns, while others have had increased restrictions based on the resurgence of infections. Our sites have established suitable protocols that include social distancing, tracking and tracing as well as health screening and many of these protocols are enabled by Gold Fields ICT Systems.

Gold Fields ICT established a Covid-19 Emergency Management Committee which consisted of regional ICT leadership as well as critical business partners and service providers. This committee was responsible for:

•	Continuing to review business and ICT risk, in accordance with the four ICT Risk Themes (Disruption of service, Loss of Data, Compliance and Cyber Security) to ensure that relevant risks were consistently mitigated;

•	Enabling and continued to support remote working systems and processes;

•	Ensuring that critical spares are available for emergency deployment in the event of an infrastructure failure; and

•	Maintaining an enhanced focus on cyber threat detection and response.

•	Ensuring that remote working and collaboration utilising virtual platforms remains seamless

•	Facilitating the increased adoption of technology platforms for remote work.
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Management’s Discussion and Analysis of the Financial Statements continued

Gold Fields ICT has also executed the Recovery Phase which includes:

•	Accelerating the adoption of more robust business continuity mechanisms;

•	Reviewing ICT projects and initiatives and accelerating the implementation of high impact business initiatives. These initiatives include the enhancement of the Gold Fields network architecture as well as the migration of critical systems to the cloud;

•	Reviewing ICT budgets and maintaining alignment to the financial plan;

•	Assessing the Gold Fields ICT Digital Strategy for relevance to a post Covid-19 world of business;

•	Redefining the ICT delivery model reflecting the increased digital focus of the Mine of the Future;

•	Continuing to monitor the changing ICT Risk landscape and implementing necessary mitigating actions; and

•	Maintaining a level of vigilance and threat readiness to respond to cyberattacks.

The Covid-19 ICT Emergency Management Committee has begun the implementation of the Thrive phase including:

•	Redesigning ICT to ICT 2.0 which aligns to the Digital Strategy and the future of work. ICT 2.0 focuses on recalibrating the internal ICT Operations and Processes to thrive in the new normal, ensuring improved efficiency and productivity. The focus of ICT 2.0 will be on making ICT more digitally focused, highly governed, cyber-resilient and enhancing automation across the ICT processes.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Gold Fields’ management is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities Exchange Act of 1934 defines internal control over financial reporting in Rule 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, as issued by the IASB, and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, as issued by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorisations of management and Directors of the Company; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Gold Fields’ management assessed the effectiveness of its internal control over financial reporting as of 31 December 2021. In making this assessment, Gold Fields’ management used the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon its assessment, Gold Fields’ management concluded that, as of 31 December 2021, its internal control over financial reporting is effective based upon those criteria.

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TREND AND OUTLOOK

2022 is going to be another big capital expenditure year for Gold Fields, given the deferral of spending at Salares Norte as well as the elevated level of sustaining capital expenditure across the portfolio, in order to maintain the production base of the Group.

At this point in time, Gold Fields is not in a position to provide 2022 production guidance for Asanko. Consequently, Group guidance excludes our share of the Asanko Joint Venture. We expect Galiano, who are the current operators of the Asanko Mine, to update the market on the outlook for Asanko by the end of Q1 2022.

For 2022, attributable gold equivalent production (excluding Asanko) is expected to be between 2.25 million ounces and 2.29 million ounces. AISC is expected to be between US$1,140 per ounce and US$1,180 per ounce, with AIC expected to be US$1,370 per ounce to US$1,410 per ounce. If we exclude the very significant project capital expenditure at Salares Norte, AIC is expected to be US$1,230 per ounce to US$1,270 per ounce.

Management considered the impact of the high inflationary environment in the business planning process used to determine the 2022 operational plan and guidance. However, further significant increases in oil, gas and other commodity prices in any of the countries in which the Group operates could further increase the prices the Group pays for products and services and could have an adverse effect on the Group’s business, operating results (including increased all-in-costs) and financial condition. Conversely, an increase in the gold price could increase the revenue for the Group and could have a positive effect on groups business, operating results and financial condition.

The exchange rates used for our 2022 guidance are: R/US$15.55 and US$/A$0.76.

Total capital expenditure for the Group for the year is expected to be US$1,109 million. Sustaining capital is expected to be US$654 million, with non-sustaining capital expected to be US$455 million. The largest component of the capital expenditure budget for the year is Salares Norte, with US$330 million expected to be spent.

COVID-19 IMPACT ON PRODUCTION

Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to Covid-19 has not been factored into any guidance estimates in the Group. The extent to which Covid-19 impacts on either production or costs is indeterminable at this stage.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on page 3 of the Integrated Annual Report.

/s/ Paul Schmidt

Paul Schmidt

Chief Financial Officer

31 March 2022

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gold Fields Limited

OPINIONS ON THE FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited the accompanying consolidated statements of financial position of Gold Fields Limited and its subsidiaries (the “Company”) as of 31 December 2021 and 31 December 2020, and the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2021 and 31 December 2020, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

BASIS FOR OPINIONS

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15b. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

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Report of Independent Registered Public Accounting Firm continued

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

DEFINITION AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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CRITICAL AUDIT MATTERS

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of the South Deep cash-generating unit

As described in Note 1 of the accounting policies (Basis of Preparation - Significant accounting judgements and estimates) and Note 7 to the consolidated financial statements (Impairment, net of reversal of impairment of investments and assets), the Company reviews and tests the carrying value of long-lived assets for impairment annually or when events or changes in circumstances suggest the carrying amount of each cash generating unit may not be recoverable. The carrying value of the South Deep cash-generating unit amounts to US$1.3 billion at 31 December 2021. The recoverable amount for cash-generating units is generally estimated based on fair value less cost of disposal (“FVLCOD”). Management’s estimates related to future cash flows in relation to the South Deep cash-generating unit include significant judgements and assumptions related to the life-of-mine (based on reserves and production estimates), together with economic factors such as the forecasted Rand gold prices, discount rate, inflation rate, long-term foreign exchange rate, resource valuation – with infrastructure (determined based on comparable market transactions), and estimates of costs to produce reserves and future capital expenditure. No impairment, or reversal of impairment of the South Deep cash-generating unit was recorded in 2021.

The principal considerations for our determination that performing procedures relating to the impairment assessment of the South Deep cash-generating unit is a critical audit matter are that there were significant judgments made by management when determining the recoverable amount of the South Deep cash-generating unit. This in turn led to a high degree of auditor judgement, subjectivity and effort in evaluating management’s future cash flows, including the potential impact of climate change and energy transition, and significant assumptions related to the forecasted Rand gold price per kilogram, discount rate, inflation rate, life-of-mine, long-term foreign exchange rate and resource value per ounce (with infrastructure). In addition, the audit effort involved the use of professionals with specialised skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

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Report of Independent Registered Public Accounting Firm continued

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s cash-generating unit impairment assessment, including controls over the estimate of the recoverable amount range of the South Deep cash-generating unit. These procedures also included, amongst others, testing management’s process for developing their estimate of the recoverable amount range of the South Deep cash-generating unit, evaluating the appropriateness of the discounted cash flow model and resource valuation, testing the completeness and accuracy and relevance of the underlying data used in the discounted cash flow model and resource valuation and evaluating the reasonableness of the significant assumptions used by management. Evaluating management’s considerations of the potential impact of climate change and energy transition on the impairment assessment involved obtaining an understanding of management’s response to climate change and plans for energy transition and challenging the results of impairment testing to ascertain whether capital expenditures relating to renewable energy projects and the impact on future energy costs had been appropriately considered. Evaluating management’s assumptions related to the forecasted Rand gold prices per kilogram, discount rate, inflation rate, life-of-mine, long-term foreign exchange rate and resource value per ounce (with infrastructure) involved evaluating whether the assumptions used by management were reasonable considering (i) economic factors such as forecasted gold prices, foreign exchange rate, inflation rate and discount rate used in the impairment calculations against external market and third-party data, (ii) comparison of cash flow forecasts to current and historical operational results, mineral reserves approved by the Company’s Competent Person as part of the Mineral Resources and Reserves declaration and agreeing these to final approved long-term business plans, (iii) performing a retrospective comparison of forecasted cash flows to actual past performance and previous forecasts, and (iv) evaluating the reasonableness of the resource valuation by applying an independently determined resource value per ounce to the resources included as part of the Mineral Resources and Reserves declaration. Professionals with specialised skill and knowledge were used to assist in the evaluation of the impairment assessment and significant assumptions, such as the forecasted gold prices, foreign exchange rate, resource valuation, inflation rate and discount rate.

/s/ PricewaterhouseCoopers Inc.

Johannesburg, South Africa

31 March 2022

We have served as the Company’s auditor since 2019.

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Gold Fields Annual Financial Report including Governance Report	2021

Accounting policies

The principal accounting policies applied in the preparation of these financial statements (referred to as the “consolidated financial statements” or “financial statements”) are set out below. These policies have been consistently applied to all the years presented, except for the adoption of new and revised standards and interpretations.

Gold Fields Limited (the “Company” or “Gold Fields”) is a company domiciled in South Africa. The registration number of the Company is 1968/4880/6. The address of the Company is 150 Helen Road, Sandton, Johannesburg. The consolidated financial statements of the Company as at 31 December 2021 and 2020 and for each of the years in the three-year periods ended 31 December 2021, 2020 and 2019 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) as well as the Group’s share of the assets, liabilities, income and expenses of its joint operations and the Group’s interest in associates and its joint ventures. The Group is primarily involved in gold mining.

1.	BASIS OF PREPARATION

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

As required by the United States Securities and Exchange Commission, the financial statements include the consolidated statements of financial position as at 31 December 2021 and 2020 and the consolidated income statements and statements of comprehensive income, changes in equity and cash flows for the years ended 31 December 2021, 2020 and 2019 and the related notes.

The consolidated financial statements were authorised for issue by the Board of Directors on 31 March 2022.

Standards, interpretations and amendments to published standards effective for the year ended 31 December 2021 or early adopted by the Group

During the financial year, the following new and revised accounting standards, amendments to standards and new interpretations were adopted by the Group:

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the changes	Impact on financial position or performance

Interest Rate Benchmark Reform Phase 2 – Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement,
IFRS 7 Financial Instruments Disclosure,
IFRS 4 Insurance Contracts and
IFRS 16 Leases

Amendments

•  In August 2020, the IASB made amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments Disclosure, IFRS 4 Insurance Contracts and IFRS 16 Leases to address the issues that arise during the reform of an interest rate benchmark rate, including the replacement of one benchmark with an alternative one;

•  The Phase 2 amendments provide the following reliefs:

– When changing the basis for determining contractual cash flows for financial assets and liabilities (including lease liabilities), the reliefs have the effect that the changes, that are necessary as a direct consequence of IBOR reform and which are considered economically equivalent, will not result in an immediate gain or loss in the income statement; and

– The hedge accounting reliefs will allow most IAS 39 or IFRS 9 hedge relationships that are directly affected by IBOR reform to continue. However, additional ineffectiveness might need to be recorded.

•  Affected entities need to disclose information about the nature and extent of risks arising from IBOR reform to which the entity is exposed, how the entity manages those risks, and the entity’s progress in completing the transition to alternative benchmark rates and how it is managing that transition; and

•  The Group adopted the amendments on 1 January 2021.

No impact, apart from additional disclosure on page 213.
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Gold Fields Annual Financial Report including Governance Report	2021

1.	BASIS OF PREPARATION continued

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the changes	Impact on financial position or performance
IFRS 16 Leases	Amendments

•  As a result of the Covid-19 pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments;

•  The amendment to IFRS 16 provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted;

•  Entities applying the practical expedients must disclose this fact, whether the expedient has been applied to all qualifying rent concessions or, if not, information about the nature of the contracts to which it has been applied, as well as the amount recognised in profit or loss arising from the rent concessions; and

•  The Group adopted the revised Framework on 1 June 2021.

No impact

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that apply to the Group’s accounting periods beginning on 1 January 2022 or later periods but have not been early adopted by the Group.

These standards, amendments and interpretations that are relevant to the Group are:

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the changes	Effective date
IFRS 17 Insurance Contracts	New Standard

•  IFRS 17 supersedes IFRS 4 Insurance Contracts and aims to increase comparability and transparency about profitability. The new standard introduces a new comprehensive model (“general model”) for the recognition and measurement of liabilities arising from insurance contracts;

•  In addition, it includes a simplified approach and modifications to the general measurement model that can be applied in certain circumstances and to specific contracts, such as:

– Reinsurance contracts held;

– Direct participating contracts; and

– Investment contracts with discretionary participation features.

•  Under the new standard, investment components are excluded from insurance revenue and service expenses. Entities can also choose to present the effect of changes in discount rates and other financial risks in profit or loss or OCI;

•  The new standard includes various new disclosures and requires additional granularity in disclosures to assist users to assess the effects of insurance contracts on the entity’s financial statements; and

•  The standard is not expected to have a material impact on the Group.

1 January 2023
IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	Amendment

•  This amendment to IAS 8 clarifies how companies should distinguish between changes in accounting policies and changes in accounting estimates; and

•  The amendment is not expected to have a material impact on the Group.

1 January 2023
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Accounting policies continued

1.	BASIS OF PREPARATION continued

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the changes	Effective date
IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2	Amendments

•  This amendment to IAS 1 requires companies to disclose their material accounting policy information rather than their significant accounting policies;

•  This amendment also provides a definition of material accounting policy information;

•  Further, the amendment clarifies that immaterial accounting policy information need not be disclosed;

•  To support this amendment, the Board also amended IFRS Practice Statement 2 Making Materiality Judgements, to provide guidance on how to apply the concept of materiality to accounting policy disclosures; and

•  The amendment is not expected to have a material impact on the Group.

1 January 2023
IAS 1 Presentation of Financial Statements	Amendments

•  The amendments to IAS 1 clarify that liabilities are classified as either current or noncurrent, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date;

•  The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability; and

•  The amendments are not expected to have a material impact on the Group.

1 January 2023 (possibly deferred to 1 January 2024)
IAS 16 Property, plant and equipment	Amendment

•  The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of property, plant and equipment any proceeds received from selling items produced while the entity is preparing the asset for its intended use;

•  It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment;

•  The Group is in the process of evaluating whether the amendment to IAS 16 will have an impact on the Group and will provide more detailed disclosure on the impact in future financial statements. This may have an impact on the Salares Norte mine which is planned to reach commercial levels of production in 2023; and

•  Prior year balances will not be impacted because Gruyere reached commercial levels of production before the last comparative period presented.

1 January 2022
IFRS 3 Business Combinations	Amendment

•  The amendments to IFRS 3 Business Combinations updates the references to the Conceptual Framework for Financial Reporting and adds an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies;

•  The amendments also confirm that contingent assets should not be recognised at the acquisition date; and

•  The amendments will not have a material impact on the Group.

1 January 2022
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1.	BASIS OF PREPARATION continued

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the changes	Effective date
IAS 37 Provisions, Contingent Liabilities and Contingent Assets	Amendment

•  The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognising a separate provision for an onerous contract, the entity recognises any impairment loss that has occurred on assets used in fulfilling the contract; and

•  The amendment will not have a material impact on the Group.

1 January 2022
Annual Improvements	Amendment

The following improvements were finalised:

•  IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities;

•  IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives;

•  IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption; and

•  The annual improvements will not have a material Impact on the Group.

1 January 2022
IAS 12 Income Taxes	Amendment

•  The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities;

•  The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognise deferred tax assets (to the extent that it is probable that they can be utilised) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:

–  Right-of-use assets and lease liabilities; and

–  Decommissioning, restoration and similar liabilities, and the corresponding amounts recognised as part of the cost of the related assets.

•  The cumulative effect of recognising these adjustments is recognised in retained earnings, or another component of equity, as appropriate; and

•  The amendment will not have a material impact as the Group already accounts for deferred taxation in such a manner.

1 January 2023

*	Effective date refers to annual period beginning on or after said date.
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Accounting policies continued

1.	BASIS OF PREPARATION continued

Significant accounting judgements and estimates

Use of estimates: The preparation of the financial statements in accordance with IFRS requires the Group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to the following:

•	Mineral reserves and resources estimates (this forms the basis of future cash flow estimates used for impairment assessments and units-of-production depreciation and amortisation calculations);

•	Carrying value of property, plant and equipment;

•	Commencement of commercial levels of production;

•	Estimates of recoverable gold and other materials in heap leach and stockpiles, gold in process and product inventories including write-downs of inventory to net realisable value;

•	Carrying value of equity-accounted investees;

•	Provision for environmental rehabilitation costs;

•	Provision for silicosis settlement costs;

•	Income taxes;

•	Share-based payments;

•	Long-term incentive plan;

•	The fair value and accounting treatment of financial instruments; and

•	Contingencies.

Estimates and judgements are continually evaluated and are based on historical experience, discount rates and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Due to the negligible impact that Covid-19 had on the group, no specific Covid-19 adjustments were made to any significant estimates and judgements. The impact of Covid-19 on macro-economic assumptions, such as gold price and exchange rate forecasts, is included in management’s forecasts.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the financial year are discussed below.

Mineral reserves and resources estimates

Mineral reserves are estimates of the amount of product, inclusive of diluting materials and allowances for losses, which can be economically and legally extracted from the Group’s properties, as determined by life-of-mine schedules or pre-feasibility studies.

Mineral resources are estimates, based on specific geological evidence and knowledge, including sampling, of the amount of product in situ, for which there is a reasonable prospect for eventual legal and economic extraction.

In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, capital expenditure, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and grade of the mineral reserves and resources is based on exploration and sampling information gathered through appropriate techniques (primarily diamond drilling, reverse circulation drilling, air-core and sonic drilling), surface three-dimensional reflection seismics, ore body faces modelling, structural modelling, geological mapping, detailed ore zone wireframes and geostatistical estimation. This process may require complex and difficult geological judgements and calculations to interpret the data.

The Group is required to determine and report on the mineral reserves and resources in accordance with the South African Mineral Resource Committee (“SAMREC”) code and the United States Security and Exchange Commission Rule SK 1300 on an annual basis. The Mineral Reserves and Resources were approved by the Competent Person.

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1.	BASIS OF PREPARATION continued

Estimates of mineral reserves and resources may change from year to year due to the change in economic, regulatory, infrastructural or social assumptions used to estimate ore reserves and resources, and due to additional geological data becoming available.

Changes in reported proved and probable reserves may affect the Group’s financial results and position in a number of ways, including the following:

•	The recoverable amount used in the impairment calculations may be affected due to changes in estimated cash flows or timing thereof (refer to note 7);
•	Amortisation and depreciation charges to profit or loss may change as these are calculated on the units-of-production method, or where the useful economic lives of assets change (refer to note 2);
•	Provision for environmental rehabilitation costs may change where changes in ore reserves affect expectations about the timing or cost of these activities (refer to note 25.1); and
•	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits (refer to note 23).

Changes in reported measured and indicated resources may affect the Group’s financial results and position in a number of ways, including the following:

•	The recoverable amount used in the impairment calculations may be affected due to changes in estimated market value of resources exclusive of reserves (refer to note 7); and
•	Amortisation and depreciation charges for the mineral rights asset at the Australian operations may change as a result of the change in the portion of mineral rights asset being transferred from the non-depreciable component to the depreciable component (refer to note 2).

Carrying value of property, plant and equipment

All mining assets are amortised using the units-of-production method where the mine operating plan calls for production from proved and probable mineral reserves.

Mobile and other equipment are depreciated over the shorter of the estimated useful life of the asset or the estimate of mine life based on proved and probable mineral reserves.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally result from the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves. These factors could include:

•	Changes in proved and probable mineral reserves;

•	Unforeseen operational issues at mine sites;

•	Changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign currency exchange rates; and

•	Changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.

The Group reviews and tests the carrying value of long-lived assets annually or when events or changes in circumstances suggest that the carrying amount may not be recoverable by comparing the recoverable amounts to these carrying values. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment or reversal of impairment may have occurred, estimates are prepared of recoverable amounts of each group of assets. The recoverable amounts of cash-generating units (“CGU”) and individual assets have been determined based on the higher of value in use and fair value less cost of disposal (“FVLCOD”) calculations. Expected future cash flows used to determine the value in use or FVLCOD of property, plant and equipment and goodwill are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as the gold and copper prices, discount rates, foreign currency exchange rates, inflation rates, resource valuations (determined based on comparable market transactions), estimates of costs to produce reserves and future capital expenditure.

The Group generally used FVLCOD to determine the recoverable amount of each CGU.

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Accounting policies continued

1.	BASIS OF PREPARATION continued

Significant assumptions used in the Group’s impairment assessments (FVLCOD calculations) include:

	2021		2020		2019
US$ Gold price per ounce – year 1	US$	1,750	US$	1,600	US$	1,500
US$ Gold price per ounce – year 2	US$	1,700	US$	1,700	US$	1,400
US$ Gold price per ounce – year 3	US$	1,600	US$	1,600	US$	1,400
US$ Gold price per ounce – year 4 onwards	US$	1,550	US$	1,500	US$	1,350
Rand Gold price per kilogram – year 1	US$	875,000	US$	900,000	US$	700,000
Rand Gold price per kilogram – year 2	US$	870,000	US$	850,000	US$	650,000
Rand Gold price per kilogram – year 3	US$	810,000	US$	800,000	US$	650,000
Rand Gold price per kilogram – year 4 onwards	US$	780,000	US$	750,000	US$	630,000
A$ Gold price per ounce – year 1	US$	2,400	US$	2,190	US$	2,150
A$ Gold price per ounce – year 2	US$	2,300	US$	2,300	US$	1,970
A$ Gold price per ounce – year 3	US$	2,150	US$	2,200	US$	1,970
A$ Gold price per ounce – year 4 onwards	US$	2,070	US$	2,000	US$	1,850
US$ Copper price per tonne – year 1	US$	8,700	US$	5,797	US$	5,730
US$ Copper price per tonne – year 2	US$	8,000	US$	6,612	US$	6,612
US$ Copper price per tonne – year 3	US$	7,700	US$	6,612	US$	6,612
US$ Copper price per tonne – year 4 onwards	US$	7,500	US$	6,612	US$	6,612
Resource value per ounce (used to calculate the value beyond proved and probable reserves)
• South Africa (with infrastructure)	—		US$	6	US$	16
• Ghana (with infrastructure)	US$	187	US$	76	US$	70
• Peru (with infrastructure)	US$	10	US$	34	US$	34
• Australia (with infrastructure)[1]	—		US$	88	US$	77
• Chile (without infrastructure)	US$	70	US$	4	—
Discount rates
• South Africa – nominal	14.3%		14.5%		14.1%
• Ghana – real	8.3%		8.4%		8.5%
• Peru – real	4.8%		4.5%		5.0%
• Australia – real	3.8%		3.5%		3.5%
• Chile – real	5.9%		6.0%		0
Inflation rate – South Africa[2]	5.4%		5.4%		5.4%
Life-of-mine
• South Deep	80 years		86 years		75 years
• Tarkwa	14 years		14 years		14 years
• Damang	4 years		5 years		6 years
• Cerro Corona	9 years		10 years		13 years
• St Ives	9 years		8 years		9 years
• Agnew	6 years		5 years		4 years
• Granny Smith	11 years		10 years		13 years
• Gruyere	12 years		9 years		11 years
• Salares Norte	11 years		12 years		—
Long-term exchange rates
US$/ZAR – year 1	15.55		17.50		14.50
US$/ZAR – year 2	15.92		15.55		14.50
US$/ZAR – year 3	15.75		15.55		14.50
US$/ZAR – year 4 onwards	15.65		15.55		14.50
A$/US$ – year 1	0.75		0.76		0.70
A$/US$ – year 2	0.74		0.74		0.71
A$/US$ – year 3	0.73		0.73		0.71
A$/US$ – year 4 onwards	0.75		0.75		0.73

[1]	Resources in Australia are modelled using the income approach and not the market approach.

[2]	Due to the availability of unredeemed capital for tax purposes over several years into the life of the South Deep mine, nominal cash flows are used for South Africa. In order to determine nominal cash flows in South Africa, costs are inflated by the current South African inflation rate. Cash flows for all other operations are in real terms and as a result are not inflated.
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1.	BASIS OF PREPARATION continued

The FVLCOD calculations are sensitive to the gold price assumptions and an increase or decrease in the gold price could materially change the FVLCOD.

Should there be a significant decrease in the gold or copper price, the Group would take actions to assess the implications on the life-of-mine plans, including the determination of reserves and resources and the appropriate cost structure for the CGUs.

Refer to notes 2 and 14 for further details.

The carrying amount of property, plant and equipment at 31 December 2021 was US$5,079.1 million (2020: US$4,771.2 million).

Although South Deep is sustainably delivering results, the mine is still in the “ramp-up” phase to steady state production. The first five years of the “ramp-up” phase is the “at risk” period at South Deep, as there is not a long-term track record of achieving these ramp up levels consistently. In addition, there is a risk that further Covid-19 waves could severely impact the production build up profile. These risks were modelled in various life of mine scenarios for the South Deep mine. Certain decarbonisation projects were also modelled in the South Deep life-of-mine model, including the 50MW solar project. The Based on these scenarios, Gold Fields concluded that no impairment or reversal of impairment should be processed at South Deep in 2021, 2020 and 2019.

The carrying value of the South Deep CGU amounts to US$1.3 billion (R21.2 billion) (2020: US$1.4 billion (R21.1 billion) and 2019: US$1.5 billion (R21.1 billion)) at 31 December 2021.

Commencement of commercial levels of production

The Group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project. The Group considers various relevant criteria to assess when the mine is substantially complete, ready for its intended use and moves into the production stage. Some of the criteria would include, but are not limited to the following:

•	The level of capital expenditure compared to the construction cost estimates;

•	Ability to produce metal in saleable form (within specifications); and

•	Ability to sustain commercial levels of production of metal.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development, deferred stripping activities or ore reserve development.

Salares Norte was still under construction at 31 December 2021 and commercial levels of production are planned to be reached during 2023.

Refer to note 16 for details of the Gruyere Gold project.

Stockpiles, gold in process and product inventories

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process, ore on leach pads and product inventories. Net realisable value tests are performed on a monthly basis for short-term stockpiles, gold in process and product inventories and at least annually for long-term stockpiles and represent the estimated future sales price of the product based on prevailing spot metals prices at the reporting date, less estimated costs to complete production and bring the product to sale. If any inventories are expected to be realised in the long term, estimated future sales prices are used for valuation purposes.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of metals actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor the recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.

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Accounting policies continued

1.	BASIS OF PREPARATION continued

Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to net realisable value are accounted for on a prospective basis.

Refer to note 19 for further details.

The carrying amount of total gold in process and stockpiles (non-current and current) at 31 December 2021 was US$565.8 million (2020: US$450.2 million).

Carrying value of equity-accounted investees

The Group reviews and tests the carrying value of equity-accounted investees annually or when events or changes in circumstances suggest that the carrying amount may not be recoverable by comparing the recoverable amounts to these carrying values. If there are indications that impairment may have occurred, estimates are prepared of the recoverable amount of the equity-accounted investee. The recoverable amounts are determined based on the higher of value in use or FVLCOD. The FVLCOD is determined using the following methods:

•	Using quoted market prices of other investors in the equity-accounted investee with appropriate adjustments in order to derive the fair value; and
•	A combination of the income and market approach. The income approach is based on the expected future cash flows of the operations and the market approach is used to determine the value beyond proved and probable reserves for the operation, using comparable market transactions.

Expected future cash flows used to determine the FVLCOD of equity-accounted investees are inherently uncertain and could materially change over time. They are significantly impacted by a number of factors including reserves and production estimates, together with economic factors such as gold and copper prices, discount rates, foreign currency exchange rates, resource valuations (determined based on comparable market transactions or other accepted valuation methods), estimates of costs to produce reserves and future capital expenditure. The key assumptions used in the income and market approach are as follows:

	2021	2020
US$ Gold price per ounce – year 1 to 3	US$1,600 – US$1,750	US$1,600 – US$1,800
US$ Gold price per ounce – year 4 onwards	US$1,550	US$1,500
Resource value per ounce (with infrastructure)[1]	—	US$76
Discount rates – real	9.0%	8.4%
Life-of-mine	6 years	7 years

[1]	Resource value per ounce for 2021 determined using Kilburn Geoscience Rating Method. The outcome of this valuation was a value of US$40 million (US$18 million on 45% basis).

The FVLCOD calculations are sensitive to the gold price assumption and the quoted market prices, a decrease or increase in these two assumptions could materially change the FVLCOD.

Refer to note 16.1 for further details.

The carrying amount of equity-accounted investees at 31 December 2021 was US$178.8 million (2020: US$233.3 million).

Provision for environmental rehabilitation costs

The Group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Group recognises management’s best estimate for the provision of environmental rehabilitation costs in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life-of-mine estimates and discount rates could affect the carrying amount of this provision.

Refer to note 25.1 for details of key assumptions used to estimate the provision.

The carrying amounts of the provision for environmental rehabilitation costs at 31 December 2021 was US$430.9 million (2020: US$381.5 million) of which US$12.0 million (2020: US$19.6 million) was classified as current and US$418.9 million (2020: US$361.9 million) as non-current.

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1.	BASIS OF PREPARATION continued

Provision for silicosis settlement costs

The Group has an obligation in respect of a settlement of the silicosis class action claims and related costs. The Group recognises management’s best estimate for the provision of silicosis settlement costs.

The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future.

Refer to notes 25.2 and 35 for further details.

The carrying amounts of the provision for silicosis settlement costs at 31 December 2021 was US$13.1 million (2020: US$18.3 million) of which US$0.6 million (2020: US$4.0 million) was classified as current and US$12.5 million (2020: US$14.3 million) as non-current.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the liability for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact income tax and deferred tax in the period in which such determination is made.

The Group recognises the future tax benefits related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the Group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Group to realise the net deferred tax assets recorded at the reporting date could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods.

Refer to notes 23 and 31 for further details.

Carrying values at 31 December 2021:

•	Deferred taxation liability: US$500.9 million (2020: US$499.9 million);

•	Deferred taxation asset: US$260.6 million (2020: US$240.0 million); and

•	Taxation payable: US$115.9 million (2020: US$121.3 million).

Refer to note 10 for details of unrecognised deferred tax assets.

Share-based payments

The Group issues equity-settled share-based payments to Executive Directors, certain officers and employees. The fair value of these instruments is measured at grant date, using the Black-Scholes and Monte Carlo simulation valuation models, which require assumptions regarding the estimated term of the option, share price volatility and expected dividend yield. While Gold Fields’ management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the fair value of the option granted and the related recognition of the share-based payments expense in the consolidated income statement. Gold Fields’ options have characteristics significantly different from those of traded options and therefore fair values may also differ.

Refer to note 5 for further details.

The income statement charge for the year ended 31 December 2021 was US$12.7 million (2020: US$14.5 million and 2019: US$20.5 million).

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Accounting policies continued

1.	BASIS OF PREPARATION continued

Long-term incentive plan

The Group issues awards relating to its long-term incentive plan to certain employees. These awards are measured on the date the award is made and re-measured at each reporting period. A portion of the award is measured using the Monte Carlo simulation valuation model, which requires assumptions regarding the share price volatility and expected dividend yield. The assumptions, supporting the estimated amount expected to be paid, are reviewed at each reporting date. While Gold Fields’ management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the measurement of the awards and the related recognition of the compensation expense in profit or loss.

Refer to note 26 for further details.

The charge for the year ended 31 December 2021 was US$28.5 million (2020: US$51.3 million and 2019: US$9.1 million) and the balance at 31 December 2021 of the long-term cash incentive provision was US$56.6 million (2020: US$67.2 million) of which US$28.4 million (2020: US$33.8 million) was classified as current and US$28.2 million (2020: US$33.4 million) as non-current.

Financial instruments

Derivative financial instruments

The estimated fair value of financial instruments is determined at discrete points in time, based on the relevant market information. The fair value is calculated with reference to market rates using industry valuation techniques and appropriate models. The carrying values of derivative financial assets at 31 December 2021 was US$5.1 million (2020: US$113.3 million) of which US$5.1 million (2020: US$81.9 million) was classified as current and US$nil (2020: US$31.4 million) as non-current. The carrying values of derivative financial liabilities at 31 December 2021 was US$6.8 million (2020: US$29.1 million) of which US$6.8 million (2020: US$21.8 million) was classified as current and US$nil (2020: U$$7.3 million) as non-current. The income statement charge for the year ended 31 December 2021 was US$96.4 million (2020: US$240.2 million and 2019: US$244.7 million). Refer to notes 20.2, 27.2 and 38 for further details.

Asanko redeemable preference shares

Significant judgement is required in estimating life-of-mine cash flows used in determining the expected timing of the cash flows for the repayment of the redeemable preference shares.

In order to estimate the life-of-mine model used in the valuation, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, capital expenditure, transport costs, commodity demand, commodity prices and exchange rates. Refer to note 17 for key assumptions used.

The life-of-mine cash flows are sensitive to the gold price assumptions and an increase or decrease in the gold price could materially change the valuations.

The fair value of the Asanko redeemable preference shares at 31 December 2021 was US$94.5 million (2020: US$92.6 million).

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments.

When a loss is considered probable and reasonably estimable, a liability is recorded based on the best estimate of the ultimate loss. The likelihood of a loss with respect to a contingency can be difficult to predict and determining a meaningful estimate of the loss or a range of losses may not always be practicable based on the information available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

Refer to note 35 for details on contingent liabilities.

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2.	CONSOLIDATION

2.1	Business combinations

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred for the acquisition of a business is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred, other than those associated with the issue of debt or equity securities. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Subsequently, the carrying amount of non-controlling interest is the amount of the interest at initial recognition plus the non-controlling interest’s share of the subsequent changes in equity.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in profit or loss.

If a transaction does not meet the definition of a business under IFRS, the transaction is recorded as an asset acquisition. Accordingly, the identifiable assets acquired and liabilities assumed are measured at the fair value of the consideration paid, based on their relative fair values at the acquisition date. Acquisition-related costs are included in the consideration paid and capitalised. Any contingent consideration payable that is dependent on the purchaser’s future activity is not included in the consideration paid until the activity requiring the payment is performed. Any resulting future amounts payable are recognised in profit or loss when incurred. No goodwill and no deferred tax asset or liability arising from the assets acquired and liabilities assumed are recognised upon the acquisition of assets.

2.2	Subsidiaries

Subsidiaries are all entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the relevant activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group until the date on which control ceases.

Inter-company transactions, balances and unrealised gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.3	Transactions with non-controlling interests

The Group treats transactions with non-controlling interests that do not result in loss of control as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

2.4	Equity-accounted investees

The Group’s interests in equity-accounted investees comprise interests in associates and joint ventures.

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Joint ventures are arrangements in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and joint ventures are accounted for using the equity method. They are recognised initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and the other comprehensive income of equity-accounted investees, until the date on which significant influence or joint control ceases.

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Accounting policies continued

2.	CONSOLIDATION continued

Results of associates and joint ventures are equity-accounted using the results of their most recent financial information. Any losses from associates or joint ventures are brought to account in the consolidated financial statements until the interest in such associates or joint ventures is written down to zero. Thereafter, losses are accounted for only insofar as the Group is committed to providing financial support to such associates or joint ventures.

The carrying value of an investment in associate and joint ventures represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, any other movements in reserves and any accumulated impairment losses. The Group applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied. The carrying value is assessed annually for existence of indicators of impairment and if such exist, the carrying amount is compared to the recoverable amount, being the higher of value in use or fair value less cost of disposal. If an impairment in value has occurred, it is recognised in profit or loss in the period in which the impairment arose.

2.5	Joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the use of assets and obligations for the liabilities of the arrangement. The Group accounts for activities under joint operations by recognising in relation to the joint operation, the assets it controls and the liabilities it incurs, the expenses it incurs and the revenue from the sale or use of its share of the joint operations’ output.

3.	FOREIGN CURRENCIES

3.1	Functional and presentation currency

Items included in the financial statements of each of the Group entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in US Dollar, which is the Group’s presentation currency. The functional currency of the parent company is South African Rand.

3.2	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in profit or loss.

3.3	Foreign operations

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

Assets and liabilities are translated at the exchange rate ruling at the reporting date (ZAR/US$: 15.94; US$/A$: 0.73 (2020: ZAR/US$: 14.69; US$/A$: 0.77 and 2019: ZAR/US$: 14.00; US$/A$: 0.70)). Equity items are translated at historical rates. The income and expenses are translated at the average exchange rate for the year (ZAR/US$: 14.79; US$/A$: 0.75 (2020: ZAR/US$: 16.38; US$/A$: 0.69 and 2019: ZAR/US$: 14.46; US$/A$: 0.70)), unless this average was not a reasonable approximation of the rates prevailing on the transaction dates, in which case these items were translated at the rate prevailing on the date of the transaction. Exchange differences on translation are accounted for in other comprehensive income. These differences will be recognised in profit or loss upon realisation of the underlying operation.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations (i.e. the reporting entity’s interest in the net assets of that operation), and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income. When a foreign operation is sold, exchange differences that were recorded in other comprehensive income are recognised in profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to non-controlling interests. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and are translated at each reporting date at the closing rate.

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4.	PROPERTY, PLANT AND EQUIPMENT

4.1	Mine development and infrastructure

Mining assets, including mine development and infrastructure costs and mine plant facilities, are recorded at cost less accumulated depreciation and accumulated impairment losses.

Expenditure incurred to evaluate and develop new orebodies, to define mineralisation in existing orebodies and to establish or expand productive capacity, is capitalised until commercial levels of production are achieved, at which times the costs are amortised as set out below.

Development of orebodies includes the development of shaft systems and waste rock removal that allows access to reserves that are economically recoverable in the future. Subsequent to this, costs are capitalised if the criteria for recognition as an asset are met.

4.2	Borrowing costs

Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for their intended future use are capitalised to the date that the assets are substantially completed.

4.3	Mineral and surface rights

Mineral and surface rights are recorded at cost less accumulated amortisation and accumulated impairment losses. When there is little likelihood of a mineral right being exploited, or the fair value of mineral rights has diminished below cost, an impairment loss is recognised in profit or loss in the year that such determination is made.

4.4	Land

Land is shown at cost and accumulated impairment losses and is not depreciated.

4.5	Other assets

Non-mining assets are recorded at cost less accumulated depreciation and accumulated impairment losses. These assets include the assets of the mining operations not included in mine development and infrastructure, borrowing costs, mineral and surface rights and land and all the assets of the non-mining operations.

4.6	Amortisation and depreciation of mining assets

Amortisation and depreciation is determined to give a fair and systematic charge to profit or loss taking into account the nature of a particular ore body and the method of mining that ore body. To achieve this, the following calculation methods are used:

•	Mining assets, including mine development and infrastructure costs, mine plant facilities and evaluation costs, are amortised over the life of the mine using the units-of-production method, based on estimated proved and probable ore reserves;

•	Stripping activity assets are amortised on a units-of-production method, based on the estimated proved and probable ore reserves of the ore body to which the assets relate; and

•	The mineral rights asset at the Australian operations are divided at the respective operations into a depreciable and a non-depreciable component. The mineral rights asset is initially capitalised to the mineral rights asset as a non-depreciable component.

Subsequently, and on an annual basis, as part of the preparation of the updated reserve and resource statement and preparation of the updated life-of-mine plan, a portion of resources will typically be converted to reserves as a result of ongoing resource definition drilling, resultant geological model updates and subsequent mine planning. Based on this conversion of resources to reserves a portion of the historic cost is allocated from the non-depreciable component of the mineral rights asset to the depreciable component of the mineral rights asset. Therefore, the category of non-depreciable mineral rights asset is expected to reduce and will eventually be fully allocated within the depreciable component of the mineral rights asset.

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Accounting policies continued

4.	PROPERTY, PLANT AND EQUIPMENT continued

Each operation typically comprises a number of mines and the depreciable component of the mineral rights asset is therefore allocated on a mine-by-mine basis at the operation and is transferred at this point to mine development and infrastructure and is then amortised over the estimated proved and probable ore reserves of the respective mine on the units-of-production method. The remaining non-depreciable component of the mineral rights asset is not amortised but, in combination with the depreciable component of the mineral rights asset and other assets included in the CGU, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable.

Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.

Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight-line basis over the lesser of their estimated useful lives or life-of-mine.

4.7	Depreciation of non-mining assets

Non-mining assets are recorded at cost and depreciated on a straight-line basis over their current expected useful lives to their residual values.

The assets’ useful lives, depreciation methods and residual values are reassessed at each reporting date and adjusted if appropriate.

4.8	Depreciation of right-of-use assets

The right-of-use assets are depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use assets are depreciated over the useful life of the underlying asset. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

4.9	Mining exploration

Expenditure on advances solely for exploration activities is charged against profit or loss until the viability of the mining venture has been proven. Expenditure incurred on exploration “farm-in” projects is written off until an ownership interest has vested. Exploration expenditure to define mineralisation at existing ore bodies is considered mine development costs and is capitalised until commercial levels of production are achieved.

Exploration activities at certain of the Group’s non-South African operations are broken down into defined areas within the mining lease boundaries. These areas are generally defined by structural and geological continuity. Exploration costs in these areas are capitalised to the extent that specific exploration programmes have yielded targets and/or results that warrant further exploration in future years.

4.10	Impairment

Recoverability of the carrying values of long-term assets or CGUs of the Group are reviewed annually or whenever events or changes in circumstances indicate that such carrying values may not be recoverable. To determine whether a long-term asset or CGU may be impaired, the higher of “value in use” (defined as: “the present value of future cash flows expected to be derived from an asset or CGU”) or “fair value less costs of disposal” (defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”) is compared to the carrying value of the asset/CGU. Impairment losses are recognised in profit or loss.

A CGU is defined by the Group as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Generally for the Group this represents an individual operating mine, including mines which are part of a larger mine complex. The costs attributable to individual shafts/pits of a mine are impaired if the shaft/pit is closed/depleted.

Exploration targets in respect of which costs have been capitalised at certain of the Group’s international operations are evaluated on an annual basis to ensure that these targets continue to support capitalisation of the underlying costs. Those that do not are impaired.

When any infrastructure is closed down during the year, any carrying value attributable to that infrastructure is impaired.

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4.	PROPERTY, PLANT AND EQUIPMENT continued

4.11	Gain or loss on disposal of property, plant and equipment

Any gain or loss on disposal of property, plant and equipment (calculated as the net proceeds from disposal less the carrying amount of the item) is recognised in profit or loss.

4.12	Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. Subsequent to initial recognition, the right-of-use asset is accounted for in accordance with the accounting policy applicable to that asset.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Subsequent to initial recognition, the lease liability is measured at amortised cost using the effective interest rate method. It is re-measured when there is a change in future lease payments:

•	If there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee;

•	If the Group changes its assessment of whether it will exercise a purchase, extension or termination option;

•	If there is a revised in-substance fixed lease payment; and

•	If there is a change in future lease payments resulting from a change in an index or a rate used to determine these payments.

When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group has elected not to recognise right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term. Low-value assets relate mainly to cellphones, computer equipment and photocopiers.

The Group has elected not to apply the practical expedient to grandfather the assessment of which transactions are leases and applied IFRS 16 to all contracts.

4.13	Deferred stripping

Production stripping costs in a surface mine are capitalised to property, plant and equipment if, and only if, all of the following criteria are met:

•	It is probable that the future economic benefit associated with the stripping activity will flow to the entity;

•	The entity can identify the component of the ore body for which access has been improved; and

•	The costs relating to the stripping activity associated with that component can be measured reliably.

If the above criteria are not met, the stripping costs are recognised directly in profit or loss.

The Group initially measures the stripping activity asset at cost, this being the accumulation of costs directly incurred to perform the stripping activity that improves access to the identified component of ore.

After initial recognition, the stripping activity asset is carried at cost less accumulated amortisation and accumulated impairment losses.

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Accounting policies continued

5.	TAXATION

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

Current tax is measured on taxable income at the applicable statutory rate substantively enacted at the reporting date.

Interest and penalties are accounted for in current tax.

Deferred taxation is provided on temporary differences existing at each reporting date between the tax values of assets and liabilities and their carrying amounts. Substantively enacted tax rates are used to determine future anticipated tax rates which in turn are used in the determination of deferred taxation.

Deferred taxation is not recognised for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss and taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and equity-accounted investees except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets relating to the carry forward of unutilised tax losses and/or deductible temporary differences are recognised to the extent it is probable that future taxable profit will be available against which the unutilised tax losses and/or deductible temporary differences can be recovered. Deferred tax assets are reviewed at each reporting date and are adjusted if recovery is no longer probable.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

When assessing uncertain tax positions, the Group considers whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, that the Group used or plans to use in its income tax filing.

Except for Tarkwa, Damang and Cerro Corona, no provision is made for any potential taxation liability on the distribution of retained earnings by Group companies as it is probable that the related taxable temporary differences will not reverse in the foreseeable future.

6.	INVENTORIES

Inventories are valued at the lower of cost and net realisable value. Gold on hand represents production on hand after the smelting process.

Cost is determined on the following basis:

•	Gold on hand and gold in process is valued using weighted average cost. Cost includes production, amortisation and related administration costs;

•	Heap leach and stockpile inventories are valued using weighted average cost. Cost includes production, amortisation and direct administration costs. The cost of materials on the heap leach and stockpiles, from which metals are expected to be recovered in a period longer than 12 months is classified as non-current assets; and

•	Consumable stores are valued at weighted average cost, after appropriate provision for redundant and slow-moving items.

Net realisable value is determined with reference to relevant market prices or the estimated future sales price of the product if it is expected to be realised in the long term.

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7.	FINANCIAL INSTRUMENTS

7.1	Non-derivative financial instruments

Recognition and initial measurement

Trade receivables are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument. A financial asset or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

Financial assets – Classification policy

On initial recognition, an equity instrument is either classified as fair value through other comprehensive income (“FVOCI”) if an irrevocable election is made or FVTPL.

On initial recognition, a debt instrument is classified as:

•	Amortised cost;

•	FVOCI; and

•	FVTPL.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

•	It is held with a business model whose objective is to collect contractual cash flows; and

•	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

An investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	It is held with a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets.

Financial assets – Measurement policy

Financial asset category	Description
Financial assets at amortised cost	These assets are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.
Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.

Financial assets – Classification of financial assets

The following information is considered by the Group in determining the classification of financial assets:

•	The Group’s business model for managing financial assets; and

•	The contractual cash flow characteristics of the financial assets.
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Accounting policies continued

7.	FINANCIAL INSTRUMENTS continued

The business model assessment of the financial assets is based on the Group’s strategy and rationale for holding the financial assets on a portfolio level. When considering the strategy, the following is considered:

•	Whether the financial assets are held to collect contractual cash flows;

•	Whether the financial assets are held for sale; and

•	Whether the financial assets are held for both collecting contractual cash flows and to be sold.

Financial assets – Assessment of contractual cash flows

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortised cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognised in profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

Impairment

The Group recognises loss allowances for expected credit losses (“ECLs”) on financial assets measured at amortised cost. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information. The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit impaired. A financial asset is “credit impaired” when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Derecognition of financial instruments

The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

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7.	FINANCIAL INSTRUMENTS continued

7.1.1	Investments

Investments comprise listed and unlisted equity instruments which are designated at FVOCI and are accounted for at fair value, with unrealised gains and losses subsequent to initial recognition recognised in other comprehensive income and included in other reserves. Profit or loss realised when investments are sold or impaired are never reclassified to profit or loss.

Purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. The fair value of listed investments is based on quoted bid prices.

On disposal or impairment of financial assets classified at FVOCI, cumulative unrealised gains and losses previously recognised in other comprehensive income are included in determining the profit or loss on disposal, or the impairment charge relating to, that financial asset, respectively, which is recognised in other comprehensive income.

7.1.2	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are measured at amortised cost which is deemed to be fair value as they have a short-term maturity.

Bank overdrafts are included within current liabilities in the statement of financial position and within cash and cash equivalents in the statement of cash flows.

7.1.3	Trade receivables

Trade receivables are carried at amortised cost less ECLs using the Group’s business model for managing its financial assets, except for trade receivables from provisional copper and gold concentrate. The trade receivables from provisional copper and gold concentrate sales are carried at fair value through profit or loss and are marked-to-market at the end of each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.

7.1.4	Environmental trust funds

The environmental trust funds comprise mainly term deposits which are recognised at amortised cost less ECLs using the Group’s business model for managing its financial assets.

7.1.5	Trade payables

Trade payables are recognised at amortised cost using the effective interest method.

7.1.6	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred, where applicable and subsequently measured at amortised cost using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Interest payable on borrowings is recognised in profit or loss over the term of the borrowings using the effective interest method. Finance expense comprises interest on borrowings and environmental rehabilitation costs offset by interest capitalised on qualifying assets.

Cash flows from interest paid are classified under operating activities in the statement of cash flows.

7.2	Derivative financial instruments

The Group may from time to time establish currency and/or interest rate and/or commodity financial instruments to protect underlying cash flows.

Derivative financial instruments are initially recognised at fair value and subsequently re-measured to their fair value with changes therein recognised in profit or loss.

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Accounting policies continued

8.	PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

9.	PROVISION FOR ENVIRONMENTAL REHABILITATION COSTS

Long-term provisions for environmental rehabilitation costs are based on the Group’s environmental management plans, in compliance with applicable environmental and regulatory requirements.

Rehabilitation work can include facility decommissioning and dismantling, removal or treatment of waste materials, site and land rehabilitation, including compliance with and monitoring of environmental regulations, security and other site-related costs required to perform the rehabilitation work and operations of equipment designed to reduce or eliminate environmental effects.

Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the reporting date. The unwinding of the obligation is accounted for in profit or loss.

The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean up at closure.

Changes in estimates are capitalised or reversed against the relevant asset, except where a reduction in the provision is greater than the remaining net book value of the related asset, in which case the value is reduced to nil and the remaining adjustment is recognised in profit or loss. In the case of closed sites, changes in estimates and assumptions are recognised in profit or loss. Estimates are discounted at the pre-tax risk-free rate in the jurisdiction of the obligation.

Increases due to additional environmental disturbances are capitalised and amortised over the remaining lives of the mines. These increases are accounted for on a net present value basis.

For the South African and Ghanaian operations, annual contributions are made to a dedicated rehabilitation trust fund and dedicated bank account, respectively, to fund the estimated cost of rehabilitation during and at the end of the life-of-mine. The amounts contributed to this trust fund/bank account are included under non-current assets. Interest earned on monies paid to rehabilitation trust fund/bank account is accrued on a time proportion basis and is recorded as interest income.

In respect of the South African, Ghanaian and Peruvian operations, bank and other guarantees are provided for funding of the environmental rehabilitation obligations. Refer to financial instruments accounting policy 7.1.4 Environmental trust fund and note 34 of the consolidated financial statements.

10.	EMPLOYEE BENEFITS

10.1	Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

10.2	Pension and provident funds

The Group operates a defined contribution retirement plan and contributes to a number of industry-based defined contribution retirement plans. The retirement plans are funded by payments from employees and Group companies.

Contributions to defined contribution funds are recognised as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees.

10.3	Share-based payments

The Group operates an equity-settled compensation plan. The fair value of the equity-settled instruments is measured by reference to the fair value of the equity instrument granted which in turn is determined using the Black-Scholes and Monte Carlo simulation models on the date of grant.

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10.	EMPLOYEE BENEFITS continued

Fair value is based on market prices of the equity-settled instruments granted, if available, taking into account the terms and conditions upon which those equity-settled instruments were granted. Fair value of equity-settled instruments granted is estimated using appropriate valuation models and appropriate assumptions at grant date. Non-market vesting conditions (service period prior to vesting) are not taken into account when estimating the fair value of the equity-settled instruments at grant date. Market conditions are taken into account in determining the fair value at grant date.

The fair value of the equity-settled instruments is recognised as an employee benefit expense over the vesting period based on the Group’s estimate of the number of instruments that will eventually vest, with a corresponding increase in equity. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

Where the terms of an equity-settled award are modified, the originally determined expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the participant as measured at the date of the modification.

10.4	Long-term incentive plan

The Group operates a long-term incentive plan.

The Group’s net obligation in respect of the long-term incentive plan is the amount of future benefit that employees have earned in return for their services in the current and prior periods. That benefit is estimated using appropriate assumptions and is discounted to determine its present value at each reporting date. Re-measurements are recognised in profit or loss in the period in which they arise.

10.5	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. Termination benefits are expensed at the earlier of the date the Group can no longer withdraw the offer of those benefits or the date the Group recognises costs for a restructuring. Benefits falling due more than 12 months after the reporting date are discounted to present value.

11.	STATED CAPITAL

11.1	Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

11.2	Repurchase and reissue of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are deducted from equity. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is presented in share premium.

12.	REVENUE FROM CONTRACTS WITH CUSTOMERS

The Group recognises revenue when control over its gold, copper and silver is transferred to the customer. The price is determined by market forces (gold price and exchange rates). Revenue is measured based on the consideration specified in a contract with the customer.

Customers obtain control of gold, copper and silver on the settlement date and there are no payment terms except for copper and gold concentrate sales in Peru. In Peru, customers obtain control of copper and gold concentrate on the shipment date. Copper and gold concentrate revenue is calculated, net of refining and treatment charges, on a best estimate basis on shipment date, using forward metal prices to the estimated final pricing date, adjusted for the specific terms of the agreements. Variations between the price recorded at the shipment date and the actual final price received are caused by changes in prevailing copper and gold prices. Changes in the fair value as a result of changes in the forward metal prices are classified as provisional price adjustments and included as a component of revenue.

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Accounting policies continued

13.	INVESTMENT INCOME

Investment income comprises interest income on funds invested and dividend income from listed and unlisted investments.

Investment income is recognised to the extent that it is probable that economic benefits will flow to the Group and the amount of investment income can be reliably measured. Investment income is stated at the fair value of the consideration received or receivable.

13.1	Dividend income

Dividends are recognised in profit or loss when the right to receive payment is established

13.2	Interest income

Interest income is recognised in profit or loss using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the gross carrying amount of the financial asset or amortised cost of the financial liability.

Cash flows from dividends and interest received are classified under operating activities in the statement of cash flows.

14.	DIVIDENDS DECLARED

Dividends and the related taxation thereon are recognised only when such dividends are declared.

Dividends withholding tax is a tax on shareholders receiving dividends and is applicable to all dividends paid. The Group withholds dividends tax on behalf of its shareholders at a rate of 20% on dividends paid. Amounts withheld are not recognised as part of the Group’s tax charge but rather as part of the dividend paid recognised directly in equity.

Cash flows from dividends paid are classified under operating activities in the statement of cash flows.

15.	EARNINGS PER SHARE

The Group presents basic and diluted earnings per share. Basic earnings per share is calculated based on the profit attributable to ordinary shareholders divided by the weighted average number of ordinary shares in issue during the period. Diluted earnings per share is determined by adjusting the profit attributable to ordinary shareholders, if applicable, and the weighted average number of ordinary shares in issue for ordinary shares that may be issued in the future.

16.	NON-CURRENT ASSETS HELD FOR SALE

Non-current assets (or disposal groups) comprising assets and liabilities, are classified as held for sale if it is highly probable they will be recovered primarily through sale rather than through continuing use. These assets may be a component of an entity, a disposal group or an individual non-current asset.

Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell. Once classified as held for sale or distribution, property, plant and equipment is no longer amortised or depreciated.

17.	SEGMENTAL REPORTING

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”) and is based on individual mining operations. The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee that makes strategic decisions.

18.	HEADLINE EARNINGS

Headline earnings is an additional earnings number that is permitted by IAS 33 Earnings per Share (“IAS 33”) as set out in the SAICA Circular 1/2021 (“Circular”). The starting point is earnings as determined in IAS 33, excluding separately identifiable re-measurements net of related tax (both current and deferred) and related non-controlling interest, other than re-measurements specifically included in headline earnings. A re-measurement is an amount recognised in profit or loss relating to any change (whether realised or unrealised) in the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability. Included re-measurement items are included in section C of the Circular.

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Consolidated Income Statement

for the year ended 31 December 2021

		United States Dollar
Figures in millions unless otherwise stated	Notes	2021	2020	2019
Revenue	1	4,195.2	3,892.1	2,967.1
Cost of sales	2	(2,374.9)	(2,150.4)	(2,033.5)
Investment income	3	8.3	8.7	7.3
Finance expense	4	(100.9)	(126.7)	(102.2)
Loss on financial instruments	38	(100.4)	(238.9)	(238.0)
Foreign exchange (loss)/gain		(1.9)	8.6	(5.2)
Other costs, net	8	(49.2)	(11.5)	(67.6)
Share-based payments	5	(12.7)	(14.5)	(20.5)
Long-term incentive plan	26	(28.5)	(51.3)	(9.1)
Exploration expense	6	(60.6)	(49.7)	(84.4)
Share of results of equity accounted investees, net of taxation	15	(32.0)	(2.6)	3.1
Profit on disposal of Maverix Metals Incorporated	15	—	—	14.6
Restructuring costs		(1.3)	(2.0)	(0.6)
Silicosis settlement costs	25.2	0.7	(0.3)	1.6
Impairment, net of reversal of impairment of investments and assets	7	(42.4)	50.6	(9.8)
Ghana expected credit loss	13.1	(41.1)	(29.0)	—
Profit/(loss) on disposal of assets		8.5	(0.2)	1.2
Profit before royalties and taxation	8	1,366.8	1,282.9	424.0
Royalties	9	(112.4)	(105.0)	(73.7)
Profit before taxation		1,254.4	1,177.9	350.3
Mining and income taxation	10	(424.9)	(432.5)	(175.6)
Profit for the year		829.5	745.4	174.7
Profit attributable to:
– Owners of the parent		789.3	723.0	161.6
– Non-controlling interests		40.2	22.4	13.1
		829.5	745.4	174.7
Earnings per share attributable to owners of the parent:
Basic earnings per share - cents	11.1	89	82	20
Diluted earnings per share - cents	11.2	88	81	19

The accompanying notes form an integral part of these financial statements.

Gold Fields Limited presents its income statement using the function method. Under the function method, investment income would have been disclosed under other income, loss on financial instruments and foreign exchange (loss)/gain under other (expenses)/income and share-based payments and long-term incentive plan under under other expenses.

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Consolidated Statement of Comprehensive Income

for the year ended 31 December 2021

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019
Profit for the year	829.5	745.4	174.7
Other comprehensive income, net of tax	(166.4)	58.4	54.3
Items that will not be reclassified to profit or loss	(3.8)	49.6	(14.2)
Equity investments at FVOCI – Net change in fair value	(5.8)	50.8	8.9
Taxation on above item	2.0	(1.2)	(23.1)
Items that may be reclassified subsequently to profit or loss	(162.6)	8.8	68.5
Foreign currency translation adjustments	(162.6)	8.8	68.5
Total comprehensive income for the year	663.1	803.8	229.0
Attributable to:
– Owners of the parent	622.9	781.4	215.9
– Non-controlling interests	40.2	22.4	13.1
	663.1	803.8	229.0

The accompanying notes form an integral part of these financial statements.

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Consolidated Statement of Financial Position

at 31 December 2021

		United States Dollar
Figures in millions unless otherwise stated	Notes	2021	2020
ASSETS
Non-current assets		5,927.7	5,713.0
Property, plant and equipment	14	5,079.1	4,771.2
Inventories	19	155.2	141.5
Equity accounted investees	15	178.8	233.3
Investments	17	138.6	147.9
Environmental trust funds	18	88.1	79.3
Loan advanced – contractor	13.2	27.3	68.4
Non-current derivative financial assets	20.2	—	31.4
Deferred taxation	23	260.6	240.0
Current assets		1,421.1	1,730.4
Inventories	19	627.6	521.6
Trade and other receivables	20.1	263.7	240.1
Derivative financial assets	20.2	5.1	81.9
Cash and cash equivalents	21	524.7	886.8
Assets held for sale		—	29.4
Total assets		7,348.8	7,472.8
EQUITY AND LIABILITIES
Equity attributable to owners of the parent		3,977.8	3,664.5
Stated capital	22	3,871.5	3,871.5
Other reserves		(2,116.3)	(1,962.6)
Retained earnings		2,222.6	1,755.6
Non-controlling interests		152.3	163.7
Total equity		4,130.1	3,828.2
Non-current liabilities		2,396.3	2,728.1
Deferred taxation	23	500.9	499.9
Borrowings	24	1,078.1	1,443.4
Provisions	25	434.0	379.3
Lease liabilities	33	355.1	364.8
Long-term incentive plan	26	28.2	33.4
Non-current derivative financial liabilities	27.2	—	7.3
Current liabilities		822.4	916.5
Trade and other payables	27.1	577.7	550.6
Derivative financial liabilities	27.2	6.8	21.8
Royalties payable	30	20.6	17.7
Taxation payable	31	115.9	121.3
Current portion of borrowings	24	—	83.5
Current portion of lease liabilities	33	60.4	64.2
Current portion of provisions	25	12.6	23.6
Current portion of long-term incentive plan	26	28.4	33.8
Total liabilities		3,218.7	3,644.6
Total equity and liabilities		7,348.8	7,472.8

The accompanying notes form an integral part of these financial statements.

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Consolidated Statement of Changes in Equity

for the year ended 31 December 2021

	United States Dollar
Figures in millions unless otherwise stated	Stated capital	Accumulated other comprehensive income¹	Other reserves²	Retained earnings	Equity attributable to owners of the parent	Non- controlling interests	Total equity
Balance at 1 January 2019	3,622.5	(2,330.8)	220.5	1,073.9	2,586.1	120.8	2,706.9
Profit for the year	—	—	—	161.6	161.6	13.1	174.7
Other comprehensive income	—	54.3	—	—	54.3	—	54.3
Total comprehensive income	—	54.3	—	161.6	215.9	13.1	229.0
Transactions with owners of the Company
Dividends declared	—	—	—	(45.5)	(45.5)	(2.2)	(47.7)
Share-based payments	—	—	20.5	—	20.5	—	20.5
Balance at 31 December 2019	3,622.5	(2,276.5)	241.0	1,190.0	2,777.0	131.7	2,908.7
Profit for the year	—	—	—	723.0	723.0	22.4	745.4
Other comprehensive income	—	58.4	—	—	58.4	—	58.4
Total comprehensive income	—	58.4	—	723.0	781.4	22.4	803.8
Transactions with owners of the Company
Dividends declared	—	—	—	(137.7)	(137.7)	(10.1)	(147.8)
Share issue[3]	249.0	—	—	—	249.0	—	249.0
Transaction with non-controlling interest holders[4]	—	—	—	(19.7)	(19.7)	19.7	—
Share-based payments	—	—	14.5	—	14.5	—	14.5
Balance at 31 December 2020	3,871.5	(2,218.1)	255.5	1,755.6	3,664.5	163.7	3,828.2
Profit for the year	—	—	—	789.3	789.3	40.2	829.5
Other comprehensive income	—	(166.4)	—	—	(166.4)	—	(166.4)
Total comprehensive income	—	(166.4)	—	789.3	622.9	40.2	663.1
Transactions with owners of the Company
Dividends declared	—	—	—	(322.3)	(322.3)	(51.6)	(373.9)
Share-based payments	—	—	12.7	—	12.7	—	12.7
Balance at 31 December 2021	3,871.5	(2,384.5)	268.2	2,222.6	3,977.8	152.3	4,130.1

The accompanying notes form an integral part of these financial statements.

[1]	Accumulated other comprehensive income mainly comprises foreign currency translation.

[2]	Other reserves include share-based payments and share of equity-accounted investee’s other comprehensive income. The aggregate of accumulated other comprehensive income and other reserves in the consolidated statement of changes in equity is disclosed in the Consolidated statement of financial position as other reserves.

[3]	On 12 February 2020 Gold Fields successfully completed the placing of 41,431,635 new ordinary, no par value shares with existing and new institutional investors at a price of R90.2 per share. The placing issued represented, in aggregate, approximately 5% of the Company’s issued ordinary share capital prior to the placing. Gross proceeds of approximately R3.7 billion (US$249.0 million) were raised through the placing.

[4]	On 6 December 2020, per the South Deep BEE transaction an economic interest of 3.57% in Newshelf 899 (Proprietary) Limited vested to the BEE non-controlling interest holders. Refer to note 42 for further details.
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Consolidated Statement of Cash Flows

for the year ended 31 December 2021

		United States Dollar
Figures in millions unless otherwise stated	Notes	2021	2020	2019
Cash flows from operating activities		1,230.2	1,111.4	845.0
Cash generated by operations	28	2,347.3	1,933.9	1,302.8
Interest received		7.4	7.6	6.6
Change in working capital	29	(89.4)	(171.8)	(24.6)
Cash generated by operating activities		2,265.3	1,769.7	1,284.8
Silicosis payment	25.2	(4.4)	(3.5)	(4.6)
Interest paid		(103.2)	(127.2)	(132.0)
Royalties paid	30	(108.8)	(102.5)	(72.3)
Taxation paid	31	(448.8)	(278.7)	(181.8)
Net cash from operations		1,600.1	1,257.8	894.1
Dividends paid		(369.9)	(146.4)	(49.1)
– Owners of the parent		(322.3)	(137.7)	(45.5)
– Non-controlling interest holders		(46.7)	(7.6)	(2.2)
– South Deep BEE dividend		(0.9)	(1.1)	(1.4)
Cash flows from investing activities		(1,070.5)	(607.4)	(446.8)
Additions to property, plant and equipment		(1,088.7)	(583.7)	(612.5)
Capital expenditure - working capital		28.7	(7.1)	—
Proceeds on disposal of property, plant and equipment		2.8	0.7	3.7
Purchase of Asanko Gold	15	—	—	(20.0)
Purchase of investments		(27.4)	(0.6)	(6.5)
Redemption of Asanko Preference Shares		5.0	37.5	10.0
Proceeds on disposal of subsidiary		—	—	6.2
Proceeds on disposal of Maverix associate		—	—	66.8
Proceeds on disposal of investments		19.2	22.9	112.6
Loan advanced – contractors		—	(68.4)	—
Contributions to environmental trust funds		(10.1)	(8.7)	(7.1)
Cash flows from financing activities		(510.5)	(139.8)	(104.6)
Loans raised		207.5	689.8	1,538.0
Loans repaid		(644.2)	(1,014.2)	(1,604.3)
Payment of principal lease liabilities		(73.8)	(64.4)	(38.3)
Proceeds from the issue of shares		—	249.0	—
Net cash (utilised)/generated		(350.8)	364.2	293.6
Effect of exchange rate fluctuation on cash held		(11.3)	7.6	1.7
Cash and cash equivalents at beginning of the year		886.8	515.0	219.7
Cash and cash equivalents at end of the year	21	524.7	886.8	515.0

The accompanying notes form an integral part of these financial statements.

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Notes to the Consolidated Financial Statements

for the year ended 31 December 2021

1.	REVENUE

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019
Revenue from contracts with customers	4,195.2	3,892.1	2,967.1
– Gold[1]	3,962.9	3,748.0	2,802.0
– Copper[2]	232.3	144.1	165.1

[1]	All regions.

[2]	Only Peru region (Cerro Corona).

Disclosure of disaggregated revenue from contracts with customers

The Group generates revenue primarily from the sale of gold bullion and copper concentrate to refineries and banks. All revenue from contracts with customers is recognised at a point in time. The Group also produces silver which is an insignificant by-product.

The disaggregation of revenue from contracts with customers by primary geographical market and product is described in the segment note (note 41).

2.	COST OF SALES

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019
Salaries and wages	(397.8)	(352.5)	(334.8)
Consumable stores	(319.6)	(267.4)	(270.4)
Utilities	(134.1)	(121.3)	(131.5)
Mine contractors	(628.2)	(575.3)	(511.0)
Other	(304.8)	(238.1)	(218.8)
Cost of sales before gold inventory change and amortisation and depreciation	(1,784.5)	(1,554.6)	(1,466.5)
Gold inventory change	122.8	65.5	43.0
Cost of sales before amortisation and depreciation	(1,661.7)	(1,489.1)	(1,423.5)
Amortisation and depreciation	(713.2)	(661.3)	(610.0)
Total cost of sales	(2,374.9)	(2,150.4)	(2,033.5)

3.	INVESTMENT INCOME

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019
Dividends received	0.1	0.4	—
Interest received – environmental trust funds	0.8	0.7	0.7
Interest received – cash balances	7.4	7.6	6.6
Total investment income	8.3	8.7	7.3

4.	FINANCE EXPENSE

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019
Interest expense – environmental rehabilitation	(8.6)	(10.7)	(11.7)
Unwinding of discount rate on silicosis settlement costs	(1.1)	(1.5)	(1.3)
Interest expense – lease liability	(24.1)	(22.4)	(18.6)
Interest expense – borrowings	(79.6)	(105.3)	(114.0)
Borrowing costs capitalised[1]	12.5	13.2	43.4
Total finance expense	(100.9)	(126.7)	(102.2)

[1]	Borrowing costs capitalised of US$12.5 million (2020: US$13.2 million and 2019: US$43.4 million) comprise borrowing costs relating to general borrowings of US$12.5 million (2020: US$13.2 million and 2019: US$31.0 million) and specific borrowings of US$nil (2020: US$nil and 2019: US$12.4 million). The specific borrowings of US$12.4 million in 2019 related to the Gruyere project and were included in additions to property, plant and equipment of US$612.5 million (refer note 14).
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5.	SHARE-BASED PAYMENTS

The Group granted equity-settled instruments comprising share options and restricted shares to Executive Directors, certain officers and employees. During the year ended 31 December 2021, the Gold Fields Limited 2012 share plan as amended in 2016 was in place. Allocations under this plan were made during 2019, 2020 and 2021.

Gold Fields Limited 2012 share plan amended – awards after 1 March 2016

At the Annual General Meeting on 18 May 2016, shareholders approved the adoption of the revised Gold Fields Limited 2012 share plan to replace the long-term incentive scheme (“LTIP”). The plan provides for four types of participation, namely performance shares (“PS”), retention shares (“RS”), restricted shares (“RSS”) and matching shares (“MS”). This plan is in place to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the Company’s shareholders. Currently, the last vesting date is 15 February 2024.

The expense is as follows:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019
Share-based payments	(12.7)	(14.5)	(20.5)
Total included in profit or loss for the year	(12.7)	(14.5)	(20.5)

The following table summarises the movement of share options under the Gold Fields Limited 2012 share plan as amended in 2016 during the years ended 31 December 2021, 2020 and 2019:

	2021	2020	2019
	Performance Shares (PS)	Performance Shares (PS)	Performance Shares (PS)
Outstanding at beginning of the year	6,982,838	14,833,390	18,361,977
Movement during the year:
Granted	1,403,675	1,581,749	4,558,177
Exercised and released	(3,038,661)	(7,825,571)	(6,611,023)
Forfeited	(186,108)	(1,606,730)	(1,475,741)
Outstanding at end of the year	5,161,744	6,982,838	14,833,390

At 31 December 2021, none of the outstanding options above had vested.

The fair value of equity instruments granted during the year ended 31 December 2021, 2020 and 2019 were valued using the Monte Carlo simulation model:

	2021	2020	2019
Monte-Carlo simulation
Performance shares
The inputs to the model for options granted during the year were as follows:
– weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	63.6%	58.4%	44.7%
– expected term (years)	3 years	3 years	3 years
–dividend yield[1]	n/a	n/a	n/a
– average three-year risk free interest rate (based on US interest rates)	1.2%	0.3%	1.4%
– weighted average fair value (United States dollars)	10.3	6.4	5.7

[1]	There is no dividend yield applied to the Monte Carlo simulation model as the performance conditions follow a total shareholder return method.
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Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

5.	SHARE-BASED PAYMENTS continued

The weighted average share price for the year ended 31 December 2021 on the Johannesburg Stock Exchange (US$) was US$9.71 (2020: US$9.25 and 2019: US$4.82).

The compensation costs related to awards not yet recognised under the above plans at 31 December 2021, 2020 and 2019 amount to US$14.7 million, US$19.7 million and US$17.5 million, respectively, and are to be recognised over 3 years.

The Directors were authorised to issue and allot all or any of such shares required for the plans, but in aggregate all plans may not exceed 44,385,867 of the total issued ordinary stated capital of the Company. An individual participant may also not be awarded an aggregate of shares from all or any such plans exceeding 4,438,587 of the Company’s total issued ordinary stated capital. The unexercised options and shares under all plans represented 0.6% of the total issued stated capital at 31 December 2021.

6.	EXPLORATION EXPENSE

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019
Australia	(21.3)	(16.9)	(30.0)
Ghana	(9.6)	—	—
Peru	(1.6)	(1.4)	(4.4)
Chile	(27.2)	(30.1)	(49.1)
Other	(0.9)	(1.3)	(0.9)
Total exploration expense	(60.6)	(49.7)	(84.4)

7.	IMPAIRMENT, NET OF REVERSAL OF IMPAIRMENT OF INVESTMENTS AND ASSETS

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019
Investments	(30.8)	62.3	(9.6)
Equity accounted investees
– Far Southeast Gold Resources Incorporated (“FSE”)[1]	(30.8)	62.3	(9.6)
Property, plant and equipment	(11.6)	(11.7)	(0.2)
Impairment of property, plant and equipment - other[2]	(11.6)	(11.7)	(0.2)
Impairment, net of reversal of impairment of investments and assets	(42.4)	50.6	(9.8)

[1]	Following the identification of impairment indicators during 2019, FSE was valued at its recoverable amount which resulted in an impairment of US$9.6 million. During 2020, FSE’s recoverable amount was determined to be higher than the carrying value due to an increase in commodity prices that resulted in an increase in Lepanto Consolidated Mining Company’s (“Lepanto”) share price and a reversal of US$62.3 million was recorded. The net reversal was limited to previous impairments recognised. During 2021, impairment indicators were identified as a result of the reduction in the share price of Lepanto and FSE was further impaired by US$30.8 million to its recoverable amount. The recoverable amount was based on the fair value less cost of disposal (“FVLCOD”) of the investment (level 2 in the fair value hierarchy). The FVLCOD was indirectly derived from the market value of Lepanto Consolidated Mining Company, being the 60% shareholder of FSE. The (impairment)/reversal of impairment is included in the “Corporate and other” segment.
[2]	The US$11.6 million in 2021 comprises $10.0 million (2020: US$nil and 2019: US$nil) impairment of capitalised exploration costs at St Ives based on technical and economic parameters of various studies, US$nil (2020: US$9.8 million and 2019: US$nil) impairment of drilling costs at Damang (based on technical and economic parameters of various studies, all assets related to the Amoanda-Tomento corridor were impaired) and US$1.6 million (2020: US$1.9 million and 2019: US$0.2 million) impairment of redundant assets in Peru.
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8.	INCLUDED IN PROFIT BEFORE ROYALTIES AND TAXATION ARE THE FOLLOWING:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019
Damang – contract termination[1]	—	(1.1)	(13.1)
Loss on buy-back of notes[1]	—	—	(5.0)
Social contributions and sponsorships[1]	(18.1)	(13.7)	(18.0)
Rehabilitation expense[1]	(10.8)	(1.5)	(13.4)
Offshore structure costs[1]	(14.6)	(13.6)	(16.7)
Restructuring costs[2]	(1.3)	(2.0)	(0.6)
Salares VAT[1,3]	—	23.9	—

[1]	Included under “Other costs, net” in the consolidated income statement.

[2]	The restructuring costs in 2021 comprise mainly separation packages at Tarkwa amounting to US$1.3 million (2020: US$1.2 million and 2019: US$0.3 million), St Ives of US$nil (2020: US$0.8 million and 2019: US$nil) and South Deep amounting to US$nil (2020: US$nil and 2019: US$0.3 million).

[3]	The US$23.9 million income related to a submission of VAT claims for expenses incurred from 2010 to June 2020 at Salares Norte to the Chilean tax authority which became claimable from the commencement of construction in 2020.

9.	ROYALTIES

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019
South Africa	(2.6)	(2.0)	(1.6)
Foreign	(109.8)	(103.0)	(72.1)
Total royalties	(112.4)	(105.0)	(73.7)
Royalty rates
South Africa (effective rate)[1]	0.5%	0.5%	0.5%
Australia[2]	2.5%	2.5%	2.5%
Ghana[3]	4.1%	4.1%	3.5%
Peru[4]	4.4%	3.9%	3.6%

[1]	The Mineral and Petroleum Resource Royalty Act 2008 (“Royalty Act”) was promulgated on 24 November 2008 and became effective from 1 March 2010. The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Royalty Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Royalty Act) minerals payable to the state. The royalty in respect of refined minerals (which include gold refined to 99.5% and above and platinum) is calculated by dividing earnings before interest and taxes (“EBIT”) by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% has been introduced on refined minerals. The effective rate of royalty tax payable for the year ended 31 December 2021 was 0.5% of mining revenue (2020: 0.5% and 2019: 0.5%) equalling the minimum charge per the formula.

[2]	The Australian operations are subject to a 2.5% (2020: 2.5% and 2019: 2.5%) gold royalty on revenue as the mineral rights are owned by the state.

[3]	Minerals are owned by the Republic of Ghana and held in trust by the President. During 2016, Gold Fields signed a Development Agreement (“DA”) with the Government of Ghana for both the Tarkwa and Damang mines. This agreement stated that the Ghanaian operations will be subject to a sliding scale for royalty rates, linked to the prevailing gold price (effective 1 January 2017). The sliding scale is as follows:

Average gold price
Low value		High value	Royalty rate
US$0.00	–	US$1,299.99	3.0%
US$1,300.00	–	US$1,449.99	3.5%
US$1,450.00	–	US$2,299.99	4.1%
US$2,300.00	–	Unlimited	5.0%

[4]	The Peruvian operations are subject to a mining royalty calculated on a sliding scale with rates ranging from 1% to 12% of the value of operating profit.
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Gold Fields Annual Financial Report including Governance Report	2021

Notes to the Consolidated Financial Statements continued

for the year ended 31 December 2021

10.	MINING AND INCOME TAXATION

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019
The components of mining and income tax are the following:
South African taxation
– company and capital gains taxation	(3.8)	(4.5)	(2.9)
– dividend withholding tax	(24.3)	—	—
– prior year adjustment - current taxation	0.8	(0.5)	0.2
– deferred taxation	(27.4)	(25.8)	(0.3)
– prior year adjustment - deferred taxation	(3.4)	—	—
Foreign taxation
– current taxation	(417.9)	(356.2)	(184.1)
– dividend withholding tax	—	(5.2)	(2.7)
– prior year adjustment - current taxation	(3.5)	(0.1)	(1.1)
– deferred taxation	54.6	(40.2)	15.3
Total mining and income taxation	(424.9)	(432.5)	(175.6)
Major items causing the Group’s income taxation to differ from the maximum South African statutory mining tax rate of 34.0% (2020: 34.0% and 2019: 34.0%) were:
Taxation on profit before taxation at maximum South African statutory mining tax rate	(426.5)	(400.5)	(119.1)
Rate adjustment to reflect the actual realised company tax rates in South Africa and offshore[1]	45.9	45.6	17.9
Non-deductible share-based payments	(4.3)	(4.9)	(7.0)
Non-deductible exploration expense	(9.6)	(0.4)	(17.0)
Deferred tax assets not recognised on impairment of investments (2020: reversal of impairment and 2019: impairment)[2]	(10.5)	21.2	(3.3)
Non-deductible interest paid	(22.2)	(31.2)	(29.9)
Share of results of equity accounted investees, net of taxation	(10.9)	(0.9)	1.1
Non-taxable fair value (loss)/gain on Maverix warrants	(1.4)	0.4	1.4
Non-taxable profit on disposal of Maverix (2018: dilution of Gold Fields’ interest in Maverix)	—	—	5.0
Dividend withholding tax	(29.5)	(5.9)	(2.9)
Net non-deductible expenditure and non-taxable income	(26.7)	(0.7)	(10.5)
Deferred tax on unremitted earnings at Tarkwa and Cerro Corona	15.7	1.3	(4.5)
Deferred taxation movement on Peruvian Nuevo Sol devaluation against US dollar[3]	(8.6)	(7.5)	0.1
Various Peruvian non-deductible expenses	(7.9)	(5.8)	(6.6)
Deferred tax assets not recognised at Cerro Corona, net[4]	(12.2)	(0.1)	(3.3)
Deferred tax assets not recognised at Damang and Tarkwa[5]	(6.6)	(50.9)	—
Deferred tax assets recognised at Salares Norte[6]	96.7	12.8	—
Prior year adjustments	(6.4)	(0.2)	(1.0)
Other	0.1	(4.8)	4.0
Total mining and income taxation	(424.9)	(432.5)	(175.6)

[1]	Due to different tax rates in various jurisdictions, primarily South Africa, Ghana, Australia and Peru.
[2]	Deferred tax assets not recognised on reversal of impairment of investments relate to the impairment of FSE (2020: reversal of FSE impairment and 2019: impairment of FSE). Refer to note 7 for details of impairments.
[3]	The functional currency of Cerro Corona is US Dollar, however, the Peruvian tax base is based on values in Peruvian Nuevo Sol.
[4]	Deferred tax assets amounting to US$0.1 million and US$3.3 million were not recognised during the years ended 31 December 2020 and 2019, respectively, at Cerro Corona to the extent that there is insufficient future taxable income available. Deferred tax assets were not recognised during the year related to deductible temporary differences on additions to fixed assets in the current financial year that would only reverse after the end of the life-of-mine (“LoM”) of Cerro Corona. In making this determination, the Group analysed, among others, forecasts of future earnings and the nature and timing of future deductions and benefits represented by deferred tax assets.

During 2021, deferred tax assets of US$12.2 million were not recognised. This comprised deferred tax assets of US$15.6 million not recognised relating to losses on financial instruments of US$45.8 million due to uncertainty in the deductibility of these losses, partially offset by deferred tax assets amounting to $3.4 million that were previously not recognised (as explained above), recognised due to the increase in future taxable income available because of a higher long-term gold price used in the 2021 assessment.

[5]	During 2021, deferred tax assets of US$6.6 million (2020: US$50.9 million) were not recognised at the Ghanaian operations. The US$50.9 million in 2020 comprised US$41.0 million deferred tax assets relating to losses on financial instruments of US$120.6 million (these losses are ring-fenced for tax purposes and there are no expected future gains on financial instruments to utilise against these losses) and US$9.9 million relating to the Tarkwa expected credit loss provision of US$29.0 million. The US$6.6 million in 2021 comprised US$14.0 million relating to the Ghana expected credit loss provision of US$41.1 million, partially offset by US$7.4 million deferred tax assets recognised relating to the utilisation of previous losses on financial instruments (as explained above).
[6]	During 2021, deferred tax assets of US$96.7 million was raised. At 31 December 2021, there has been significant progress with the construction of the Salares Norte project as indicated by total project progress at 62.5%, construction progress at 55% and the early forecast curve being aligned with the scheduled finish of Q1 2023. The project is expected to deliver significant value and all tax credits are expected to be fully utilised before they expire. During 2020, deferred tax assets of US$12.8 million relating to assessed losses were recognised during the year at Salares Norte, to the extent that there was sufficient taxable income available in 2020 to offset against these losses. The taxable income in 2020 related mainly to gains on the Salares Norte foreign currency hedge.
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Gold Fields Annual Financial Report including Governance Report	2021

10.	MINING AND INCOME TAXATION continued

	United States Dollar
	2021	2020	2019
South Africa – current tax rates
Mining tax[1]	Y = 34 – 170/X	Y = 34 – 170/X	Y = 34 – 170/X
Non-mining tax[2]	28.0%	28.0%	28.0%
Company tax rate	28.0%	28.0%	28.0%
International operations – current tax rates
Australia	30.0%	30.0%	30.0%
Ghana	32.5%	32.5%	32.5%
Peru	29.5%	29.5%	29.5%

[1]	South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating South African mining taxation. The effective mining tax rate for Gold Fields Operations Limited (“GFO”) and GFI Joint Venture Holdings (Proprietary) Limited (“GFIJVH”), owners of the South Deep mine, has been calculated at 29% (2020: 29% and 2019: 29%). In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.

[2]	Non-mining income of South African mining operations consists primarily of interest income.

Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the carrying values and tax values of assets and liabilities.

At 31 December 2021, the Group had the following estimated amounts available for set-off against future income (pre-tax):

	South African Rand
	2021			2020
	Gross unredeemed capital expenditure Rand million	Gross tax losses Rand million	Gross tax losses not recognised Rand million	Gross unredeemed capital expenditure Rand million	Gross tax losses Rand million	Gross tax losses not recognised Rand million
South Africa[1]
Gold Fields Operations Limited	10,492.3	746.4	—	9,927.8	2,213.8	—
GFI Joint Venture Holdings (Proprietary) Limited	13,193.3	746.7	—	14,251.0	768.0	—
Gold Fields Holdings Company Limited	—	143.3	143.3	—	53.0	53.0
	23,685.6	1,636.4	143.3	24,178.8	3,034.8	53.0

[1]	These deductions are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to operate for a period of longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated. South African tax losses and unredeemed capital expenditure have no expiration date.
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Notes to the Consolidated Financial Statements continued

for the year ended 31 December 2021

10.	MINING AND INCOME TAXATION continued

	United States Dollar
	2021			2020
	Gross unredeemed capital expenditure	Gross tax losses	Gross tax losses not recognised	Gross unredeemed capital expenditure	Gross tax losses	Gross tax losses not recognised
	US$ million	US$ million	US$ million	US$ million	US$ million	US$ million
South Africa[1]
Gold Fields Operations Limited	658.2	46.8	—	675.8	150.7	—
GFI Joint Venture Holdings (Proprietary) Limited	827.7	46.8	—	970.1	52.3	—
Gold Fields Holdings Company Limited	—	9.0	9.0	—	3.6	3.6
	1,485.9	102.6	9.0	1,645.9	206.6	3.6
International operations
Exploration entities[2]	—	227.6	227.6	—	231.2	231.2
Minera Gold Fields Salares Norte[3]	458.3	87.6	—	—	205.8	205.8
Gold Fields La Cima S.A.[4]	—	45.8	45.8	—	—	—
Abosso Goldfields Limited[5,6]	—	31.5	31.5	—	44.5	35.6
Gold Fields Ghana Limited[5,7]	—	46.9	46.9	—	85.0	85.0
	458.3	439.4	351.8	—	566.5	557.6

[1]	These deductions are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to operate for a period of longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated. South African tax losses and unredeemed capital expenditure have no expiration date.
[2]	The total tax losses of US$227.6 million (2020: US$231.2 million) comprise US$3.1 million (2020: US$3.8 million) tax losses that expire between one and two years, US$4.3 million (2020: US$1.9 million) tax losses that expire between two and five years, US$1.2 million (2020: US$2.6 million) tax losses that expire between five and 10 years, US$180.4 million (2020: US$180.4 million) tax losses that expire after 10 years and US$38.6 million (2020: US$42.5 million) tax losses that have no expiry date.
[3]	These deductions are available to be utilised against income generated by the relevant tax entity and do not expire.
[4]	At 31 December 2021, deferred tax assets at La Cima of US$45.8 million (2020: US$nil) not recognised relate to losses on financial instruments.
[5]	Tax losses may be carried forward for five years. These losses expire on a first-in-first-out basis. Tax losses of US$31.5 million (2020: US$8.9 million) expire in three years, tax losses of US$46.9 million (2020: US$35.1 million) expire in four years and tax losses of US$nil (2020: US$85.5 million) expire in five years.
[6]	At 31 December 2021, tax losses at Damang of US$31.5 million (2020: US$44.5 million) comprise a deferred tax asset recognised for an assessed loss of US$nil (2020: US$8.9 million) and deferred tax assets not recognised relating to financial instruments losses of US$31.5 million (2020: US$35.6 million).
[7]	At 31 December 2021, deferred tax assets at Tarkwa of US$46.9 million (2020: US$85.0 million) not recognised relating to losses on financial instruments.
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11.	EARNINGS PER SHARE

		United States Dollar
	Figures in millions unless otherwise stated	2021	2020	2019
11.1	Basic earnings per share – cents	89	82	20
	Basic earnings per share is calculated by dividing the profit attributable to owners of the parent of US$789.3 million (2020: US$723.0 million and 2019: US$161.6 million) by the weighted average number of ordinary shares in issue during the year of 887,306,342 (2020: 878,661,474 and 2019: 827,386,603).

		United States Dollar
	Figures in millions unless otherwise stated	2021	2020	2019
11.2	Diluted earnings per share – cents	88	81	19
	Diluted earnings per share is calculated by dividing the diluted profit attributable to owners of the parent of US$781.9 million (2020: US$719.3 million and 2019: US$161.6 million) by the diluted weighted average number of ordinary shares in issue during the year of 893,497,539 (2020: 889,841,717 and 2019: 839,234,102).
	Net profit attributable to owners of the parent has been adjusted by the following to arrive at the diluted profit attributable to owners of the parent:
	Profit attributable to owners of the parent	789.3	723.0	161.6
	South Deep minority interest at 10%	(7.4)	(3.7)	—
	Diluted profit attributable to owners of the parent	781.9	719.3	161.6
	The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:
	Weighted average number of ordinary shares	887,306,342	878,661,474	827,386,603
	Potentially dilutive share options in issue	6,191,197	11,180,243	11,847,499
	Diluted weighted average number of ordinary shares	893,497,539	889,841,717	839,234,102
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Gold Fields Annual Financial Report including Governance Report	2021

Notes to the Consolidated Financial Statements continued

for the year ended 31 December 2021

11.	EARNINGS PER SHARE continued

		United States Dollar
	Figures in millions unless otherwise stated	2021	2020	2019
11.3	Headline earnings per share – cents	100	83	20
	Headline earnings per share is calculated by dividing headline earnings of US$890.0 million (2020: US$729.3 million and 2019: US$162.7 million) by the weighted average number of ordinary shares in issue during the year of 887,306,342 (2020: 878,661,474 and 2019: 827,386,603).
	Net profit attributable to owners of the parent is reconciled to headline earnings as follows:
	Long-form headline earnings reconciliation
	Profit attributable to owners of the parent	789.3	723.0	161.6
	(Profit)/loss on disposal of assets, net	(5.9)	0.1	(0.8)
	Gross	(8.5)	0.2	(1.2)
	Taxation effect	2.6	(0.1)	0.4
	Impairment, reversal of impairment and write-off of investments and assets and other, net	106.6	6.2	1.9
	Impairment, net of reversal of impairment of investments and assets	42.4	(50.6)	9.8
	Write-off of exploration and evaluation assets[1]	21.3	16.9	30.0
	Asanko Gold mine impairment	52.8	49.5	—
	Profit on disposal of Maverix	—	—	(33.8)
	Release of foreign exchange reserve on disposal of subsidiary	—	—	4.6
	Loss on disposal of subsidiary	—	—	0.3
	Taxation effect	(9.9)	(8.9)	(9.0)
	Non-controlling interest effect	—	(0.7)	—
	Headline earnings	890.0	729.3	162.7

[1]	Included under “Exploration expense” in the consolidated income statement. Refer note 6.

		United States Dollar
	Figures in millions unless otherwise stated	2021	2020	2019
11.4	Diluted headline earnings per share – cents	99	82	19
	Diluted headline earnings per share is calculated by dividing diluted headline earnings of US$882.6 million (2020: US$725.6 million and 2019: US$162.7 million) by the diluted weighted average number of ordinary shares in issue during the year of 839,497,539 (2020: 889,841,717 and 2019: 839,234,102).
	Headline earnings has been adjusted by the following to arrive at dilutive headline earnings:
	Headline earnings	890.0	729.3	162.7
	South Deep minority interest at 10%	(7.4)	(3.7)	—
	Diluted headline earnings	882.6	725.6	162.7
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12.	DIVIDENDS

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019
2020 final dividend of 320 SA cents per share (2019: 100 SA cents and 2018: 20 SA cents) declared on 17 February 2021.	190.4	84.7	11.5
2021 interim dividend of 210 SA cents was declared during 2021 (2020: 160 SA cents and 2019: 60 SA cents).	131.9	53.0	34.0
A final dividend in respect of the financial year ended 31 December 2021 of 260 SA cents per share was approved by the Board of Directors on 16 February 2022. This dividend payable is not reflected in these financial statements.
Dividends are subject to Dividend Withholding Tax.
Total dividends	322.3	137.7	45.5
Dividends per share – cents	36	16	5

13.1	GHANA EXPECTED CREDIT LOSS

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019
Ghana expected credit loss – loan advanced to contractor[1]	(41.1)	—	—
Tarkwa expected credit loss – receivable[2]	—	(29.0)	—
Total expected credit loss	(41.1)	(29.0)	—

[1]	The expected credit loss provision of US$41.1 million in 2021 was raised against a contractor loan at 31 December 2021. The contractor loan (refer note 13.2) related to the financial assistance provided to a contractor at Ghana for the procurement of new fleet. See note 38 for further details.
[2]	The expected credit loss provision of US$29.0 million in 2020 was raised against a receivable of US$29.0 million at 31 December 2020. The receivable related to the sale of mining fleet to a contractor at Tarkwa as part of the transition to contractor mining. During 2021, the receivable was fully written off.

13.2	LOAN ADVANCED – CONTRACTOR

Figures in millions unless otherwise stated	2021	2020
Balance at beginning of the year	68.4	—
Loan advanced	—	68.4
Expected credit loss	(41.1)	—
Total loan advanced to contractor[1]	27.3	68.4

[1]	Due to issues with fleet availability at both Tarkwa and Damang, an agreement was entered into between Gold Fields and Engineers and Planners (“E&P”) to provide financial assistance to E&P in order to procure new fleet. The loan amounts to US$68.4 million, bears interest at a market related interest rate and a portion is secured over the fleet purchased in 2020. At 31 December 2021, an expected credit loss provision of US$41.1 million was raised against the loan, resulting in a net balance of US$27.3 million.
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Gold Fields Annual Financial Report including Governance Report	2021

Notes to the Consolidated Financial Statements continued

for the year ended 31 December 2021

14.	PROPERTY, PLANT AND EQUIPMENT

United States Dollars
31 December 2020					31 December 2021
Land, mineral rights and rehabilitation assets	Mine development, infrastructure and other assets	Right-of-use assets relating to mine development, infrastructure and other assets	Total		Total	Right-of-use assets relating to mine development, infrastructure and other assets	Mine development, infrastructure and other assets	Land, mineral rights and rehabilitation assets
				Cost
432.3	10,167.1	373.0	10,972.4	Balance at beginning of the year	11,801.6	526.5	10,850.8	424.3
(12.8)	12.6	(0.1)	(0.3)	Reclassifications	—	(3.1)	10.9	(7.8)
0.4	583.3	—	583.7	Additions	1,088.7	—	1,086.8	1.9
—	1.3	—	1.3	Salares Norte project costs capitalised	7.5	—	7.5	—
—	—	127.2	127.2	Right-of-use assets capitalised during the year (refer note 33)	54.4	54.4	—	—
—	—	12.8	12.8	Remeasurements of right-of-use assets capitalised (refer note 33)[1]	19.1	19.1	—	—
—	13.2	—	13.2	General borrowing costs capitalised[2]	12.5	—	12.5	—
—	(8.7)	—	(8.7)	Disposals	(13.4)	—	(13.4)	—
(0.8)	(88.1)	(12.8)	(101.7)	Scrapping of assets	(449.9)	(22.0)	(427.0)	(0.9)
(6.6)	—	—	(6.6)	Changes in estimates of rehabilitation assets	66.1	—	—	66.1
11.8	170.1	26.4	208.3	Translation adjustment	(417.6)	(16.8)	(384.1)	(16.7)
424.3	10,850.8	526.5	11,801.6	Balance at end of the year	12,169.0	558.1	11,144.0	466.9
				Accumulated depreciation and impairment
43.6	6,227.7	44.0	6,315.3	Balance at beginning of the year	7,030.4	97.9	6,860.1	72.4
(0.2)	(0.1)	—	(0.3)	Reclassifications	—	—	—	—
20.2	581.9	59.2	661.3	Charge for the year	713.2	69.8	622.8	20.6
—	—	0.6	0.6	Salares Norte depreciation capitalised	7.0	5.2	1.8	—
—	11.7	—	11.7	Impairment	11.6	—	11.6	—
—	16.9	—	16.9	Write-off of exploration and evaluation assets[3]	21.3	—	21.3	—
—	(7.8)	—	(7.8)	Disposals	(12.2)	—	(12.2)	—
(0.8)	(88.1)	(12.8)	(101.7)	Scrapping of assets	(449.9)	(22.0)	(427.0)	(0.9)
9.6	117.9	6.9	134.4	Translation adjustment	(231.5)	(4.7)	(227.1)	0.3
72.4	6,860.1	97.9	7,030.4	Balance at end of the year	7,089.9	146.2	6,851.3	92.4
351.9	3,990.7	428.6	4,771.2	Carrying value at end of the year	5,079.1	411.9	4,292.7	374.5

[1]	The re-measurements in 2021 relate mainly to leases at the Group’s Australian operations that have variable payments linked to the Australian consumer price index (“CPI”), as well as the leases relating to Tarkwa’s power purchase agreement that changed due to a change in the life-of mine (2020: Leases at the Group’s Australian operations that have variable payments linked to the Australian consumer price index (“CPI”)).
[2]	General borrowing costs of US12.5 million (2020: US$13.2 million) arising on Group general borrowings were capitalised during the period and comprised US$nil (2020: US$12.1 million) borrowings costs related to the Damang reinvestment project and US$12.5 million (2020: US$1.1 million) related to the Salares Norte project. An average interest capitalisation rate of 5.9% (2020: 4.4%) was applied. During 2019 and 2020, capitalisation of borrowing costs ceased for the Gruyere project and the Damang reinvestment project, respectively, due to both projects reaching commercial levels of production. In February 2020, the Salares Norte project was approved by the Board and capital expenditure commenced in April 2020, resulting in capitalisation of borrowing costs from that date.
[3]	The write-off of exploration and evaluation assets is due to specific exploration programmes not yielding results to warrant further exploration at the Group’s Australian operations and the US$21.3 million (2020: US$16.9 million) is included in the US$60.6 million (2020: US$49.7 million) “Exploration expense” in the consolidated income statement.
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15.	EQUITY ACCOUNTED INVESTEES

		United States Dollar
	Figures in millions unless otherwise stated	2021	2020	2019
	Investment in joint ventures	173.1	233.3
(a)	Far Southeast Gold Resources Incorporated (“FSE”)	113.6	144.4
(b)	Asanko Gold	59.5	88.9
	Investment in associates	5.7	—
(c)	Maverix Metals Incorporated (“Maverix”)[1]	—	—
(d)	Other associates	5.7	—
	Total equity accounted investees	178.8	233.3
	Share of results of equity accounted investees, net of taxation recognised in the consolidated income statement are made up as follows:
(a)	Far Southeast Gold Resources Incorporated (“FSE”)	(1.6)	(1.6)	(1.4)
(b)	Asanko Gold – earnings	23.4	48.5	4.1
(b)	Asanko Gold – impairment	(52.8)	(49.5)	—
(c)	Maverix Metals Incorporated (“Maverix”)[1]	—	—	0.4
(d)	Other associates	(1.0)	—	—
	Total share of results of equity investees, net of taxation	(32.0)	(2.6)	3.1

[1]	Maverix was derecognised as an associate on 9 May 2019.

(a)	FSE

Gold Fields interest in FSE, an unlisted entity incorporated in the Philippines, was 40% (2020: 40% and 2019: 40%) at 31 December 2021. Lepanto Consolidated Mining Company owns the remaining 60% shareholding in FSE.

A remaining 20% option is not currently exercisable until such time as FSE obtains a Foreign Technical Assistance Agreement (“FTAA”) which allows for direct majority foreign ownership and control.

FSE has a 31 December year-end and has been equity accounted since 1 April 2012. FSE’s equity accounting is based on results to 31 December 2021.

Investment in joint venture consists of:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Unlisted shares at cost	230.0	230.0
Equity contribution	96.8	95.2
Cumulative impairment[1]	(116.4)	(85.6)
Share of accumulated losses brought forward	(95.2)	(93.6)
Share of loss after taxation[2]	(1.6)	(1.6)
Total investment in joint venture[3]	113.6	144.4

[1]	Refer to note 7 for details of impairment.
[2]	Gold Fields’ share of loss after taxation represents exploration and other costs, including work completed on a scoping study, which is fully funded by Gold Fields as part of their equity contribution.
[3]	FSE has no revenues or significant assets or liabilities. Assets included in FSE represent the rights to explore and eventually mine the FSE project.
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Notes to the Consolidated Financial Statements continued

for the year ended 31 December 2021

15.	EQUITY ACCOUNTED INVESTEES continued

(b)	Asanko Gold

The Asanko Gold joint venture entities comprise the following:

•	A 45% interest in Asanko Gold Ghana Limited (“AGGL”), incorporated in Ghana, which owns the Asanko Gold Mine. The Government of Ghana continues to retain a 10% free carried interest in AGGL;
•	A 50% interest in Adansi Gold Company Limited (“Adansi”), incorporated in Ghana; and
•	A 50% interest in Shika Group Finance Limited (“Shika”), incorporated in the Isle of Man.

Gold Fields and Asanko have joint control and the Asanko operation is structured as a separate vehicle and the Group has a residual interest in the net assets of Asanko. Accordingly, the Group has classified its interest in Asanko as a joint venture.

Asanko has a 31 December year-end and has been equity accounted since 31 July 2018. Asanko’s equity accounting is based on results to 31 December 2021.

The following table summarises the financial information and the carrying amount of the Group’s interest in Asanko:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Initial investment at cost	86.9	86.9
Share of accumulated profit brought forward	51.5	3.0
Share of profit after taxation before impairment	23.4	48.5
Cumulative impairment[3]	(102.3)	(49.5)
Carrying value at 31 December	59.5	88.9
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15.	EQUITY ACCOUNTED INVESTEES continued

(b)	Asanko Gold continued

The Group’s interest in the summarised financial statements of Asanko on a combined basis after fair value adjustments as determined at acquisition is as follows:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Statement of financial position – Asanko
Non-current assets[1]	290.5	392.9
Current assets[2]	170.7	170.6
Non-current liabilities	(81.0)	(71.8)
Current liabilities	(68.5)	(109.7)
Net assets	311.7	382.0
Less: Shika redeemable preference shares	(186.4)	(196.4)
Net assets attributable to ordinary share holders	125.3	185.6
Group’s share of net assets	59.5	88.9
Reconciled as follows:
Cash consideration paid	165.0	165.0
Less: Consideration allocated to the redeemable preference shares (note 17)	(129.9)	(129.9)
Consideration paid for equity portion	35.1	35.1
Gain on acquisition	51.8	51.8
Share of accumulated losses brought forward	51.5	3.0
Share of profit after taxation before impairment	23.4	48.5
Impairment[3]	(102.3)	(49.5)
Carrying amount of interest in joint venture	59.5	88.9
Income statement – Asanko
Revenue	382.4	418.1
Production costs	(247.0)	(222.5)
Depreciation and amortisation	(45.3)	(50.9)
Other expenses	(19.1)	(16.0)
Royalties	(19.1)	(20.9)
Profit for the year before impairment	51.9	107.8
Group’s share of profit before impairment	23.4	48.5
Group’s share of impairment[3]	(52.8)	(49.5)
Group’s share of total comprehensive income after impairment	(29.4)	(1.0)

[1]	Includes impact of fair value adjustment, amounting to US$39.6 million, to property, plant and equipment of the Asanko Gold mine as determined at acquisition and impairment as discussed below.
[2]	Current assets includes cash and cash equivalents amounting of US$49.2 million (2020: US$64.3 million).
[3]	During 2021, the Asanko gold mine demonstrated negative grade reconciliations against the 2021 plan and as a result management identified an impairment trigger and an impairment of US$52.8 million (2020: US$49.5 million) was recognised. Due to the re-evaluation of the geological modelling by our JV partner, Galiano, which is still not complete, Gold Fields is still not in a position to provide a reserve and resource estimate for Asanko as at 31 December 2021. Taking this into consideration, management has modelled various scenarios for the Asanko Life of Mine (“LoM”) in order to determine their best estimates of the future cash flows of the Asanko gold mine. The various LoM scenario runs were undertaken in an attempt to model Asanko’s future cash flows in the absence of a revised Resource and Reserve at 31 December 2021. These scenarios are based on the pre-feasibility study completed in 2019, in order to declare a Reserve at 31 December 2019, but were modified where appropriate to reflect prevailing circumstances. Subsequent to year-end, Gold Fields received additional information in respect of the Asanko gold mine. Gold Fields updated the valuation taking this information into consideration and this did not have a material impact on the valuation of either the preference shares or the equity accounted investment.
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Notes to the Consolidated Financial Statements continued

for the year ended 31 December 2021

15.	EQUITY ACCOUNTED INVESTEES continued

(c)	Maverix Metals Incorporated (“Maverix”)

Gold Fields’ interest in Maverix, listed on the Toronto Stock Exchange, was nil% at 31 December 2021 and 2020.

In line with its key strategic objective of paying down its debt, Gold Fields Limited sold its shareholding in Maverix during the year ended 31 December 2019. The sale of the shares, processed through a series of private market transactions, raised US$66.8 million in cash. After the first transaction, Maverix no longer met the definition of an associate and it was reclassified as a listed investment and a profit on disposal of US$14.6 million was recognised comprising a profit on disposal of associate of US$33.8 million, partially offset by a loss on derecognition of the investment in Maverix designated at fair value through profit or loss of US$19.2 million.

Gold Fields retained 4,125,000 Maverix warrants, equivalent to a 3.68% interest in the company on a partially diluted basis. The warrants were classified as derivative instruments and included in investments. During 2021, Gold Fields paid US$9.9 million to convert the Maverix warrants into shares and disposed of the shares for US$18.8 million (refer note 17).

		United States Dollar
	Figures in millions unless otherwise stated	2021	2020
(d)	Other
	Investment in associate	5.7	—
	Lunnon Metals Limited (“Lunnon”)[1]	5.7	—
	Rusoro Mining Limited (“Rusoro”)[2]	—	—

[1]	During 2021, Gold Fields acquired 31.65% in Lunnon and recognised a share of loss for the year of US$1.0 million.
[2]	Represents a holding of 25.7% (2020: 25.7%) in Rusoro.

The carrying value of Rusoro was written down to US$nil at 31 December 2010 due to losses incurred by the entity. The fair value, based on the quoted market price of the investment, in Rusoro at 31 December 2021 is US$5.5 million (2020: US$4.4 million).The unrecognised share of loss of Rusoro for the year amounted to US$3.1 million (2020: US$5.0 million). The cumulative unrecognised share of losses of Rusoro at 31 December 2021 amounted to US$210.9 million (2020: US$207.8 million).

On 22 August 2016, the Arbitration Tribunal, operating under the Additional Facility Rules of the World Bank’s International Centre for the Settlement of Investment Disputes, awarded Rusoro damages of US$967.8 million plus pre- and post-award interest which currently equates to in excess of US$1.2 billion in the arbitration brought by Rusoro against the Bolivarian Republic of Venezuela (“Venezuela”).

Venezuela has not complied with the arbitration award terms, which were issued on 22 August 2016. On 6 December 2017, Rusoro obtained a judgment against Venezuela in the Superior Court of Justice in Ontario, Canada, in excess of US$1.3 billion. The judgment, which was issued on default as a result of Venezuela’s failure to appear before the Ontario court, arose out of Rusoro’s ongoing dispute with Venezuela over the South American nation’s seizure of its gold mining properties in the country. The Canadian judgment, which confirmed an arbitration award issued in Rusoro’s favour in the same amount, was issued on 25 April 2017. Venezuela did not appeal or seek to vacate the judgment, and its time to do so expired.

Rusoro further filed a suit in the Supreme Court of the State of New York, seeking recognition of the Canadian judgment. Rusoro brought the New York lawsuit in addition to an action it filed in the U.S. District Court for the District of Columbia, which seeks recognition of and the entry of judgment on the original arbitration award. A favourable ruling from either the New York or D.C. court will entitle Rusoro to use all legal procedures – including broad discovery from both Venezuela and third parties – that U.S. law provides judgment creditors. Any judgment issued in New York will also accrue interest at 9% per annum until the judgment is fully paid. On 19 October 2018, Rusoro announced that it had reached a settlement agreement with Venezuela by which the Venezuela government agreed to pay Rusoro US$1.28 billion to acquire the company’s mining data and full release of the judgment issued in favour of the company. In a decision dated 29 January 2019, the Paris Court of Appeals partially annulled the arbitral award issued in favour of the Company in August 2016. This annulment was overturned by the French Supreme Court in March 2021. Rusoro continues to vigorously pursue all available remedies to reinstate such award.

Management have not recognised this amount due to the uncertainty over its recoverability.

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16.	INTEREST IN JOINT OPERATION

On 13 December 2016, Gold Fields purchased 50% of the Gruyere Gold Project and entered into a 50:50 unincorporated joint operation with Gold Road Resources Limited (“Gold Road”) for the development and operation of the Gruyere Gold Project in Western Australia, which comprises the Gruyere gold deposit as well as additional resources including Central Bore and Attila/Alaric.

The Gruyere project was successfully completed during 2019, with first gold produced in June 2019. Commercial levels of production were achieved at the end of September 2019.

Below is a summary of Gold Fields’ share of the joint operation and includes inter-company transactions and balances:

	2021		2020
Figures in millions unless otherwise stated	US$	A$	US$	A$
Statement of financial position
Non-current assets
Property, plant and equipment	587.8	808.0	648.6	843.0
Current assets	45.4	62.4	34.2	44.4
Cash and cash equivalents	7.6	10.4	7.3	9.5
Inventories	36.1	49.6	23.1	30.0
Other receivables	1.7	2.4	3.8	4.9
Total assets	633.2	870.4	682.8	887.4
Total equity
Retained earnings	64.6	88.9	38.5	50.1
Non-current liabilities	161.5	221.9	162.8	211.6
Deferred taxation	63.4	87.2	60.7	78.9
Finance lease liabilities	76.2	104.7	81.7	106.2
Environmental rehabilitation costs	20.2	27.7	18.6	24.2
Long-term incentive plan	1.7	2.3	1.8	2.3
Current liabilities	407.1	559.6	481.5	625.7
Related entity loans payable	377.2	518.5	452.8	588.4
Trade and other payables	22.3	30.7	21.4	27.8
Current portion of finance lease liabilities	7.6	10.4	7.3	9.5
Total equity and liabilities	633.2	870.4	682.8	887.4
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Notes to the Consolidated Financial Statements continued

for the year ended 31 December 2021

17.	INVESTMENTS

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Listed
At fair value through OCI[1]	30.9	42.4
Unlisted
Asanko redeemable preference shares[2]	94.5	92.6
Derivative instruments
Warrants[3]	—	12.9
Other	13.2	—
Total investments	138.6	147.9

[1]	The listed investments comprise mainly investments in Galiano Gold Inc. (formerly Asanko Gold Inc.) of US$15.8 million (2020: US$24.7 million), Magmatic Resources Limited of US$1.4 million (2020: US$2.5 million), Chakana Copper Corp of US$5.3 million (2020: US$7.4 million) and Lefroy Exploration Limited of US$4.9 million (2020: US$3.8 million). Refer note 42 for further details of listed investments.
[2]	Consists of 132,439,999 (2020: 137,439,999) redeemable preference shares at par value for US$132,439,999 (2020: US$137,439,999).

The following table shows a reconciliation from the fair value at the beginning of the year to the fair value of the redeemable preference shares at the end of the year (level 3 financial instrument):

Asanko redeemable preference shares

	United States Dollar
Asanko redeemable preference shares	2021	2020
Fair value at beginning of the year	92.6	95.5
Redemption of preference shares	(5.0)	(37.5)
Net change in fair value (recognised in OCI)	6.9	34.6
Fair value at end of the year	94.5	92.6

The fair value is based on the expected cash flows of the Asanko Gold Mine and this resulted in an upward fair value adjustment through other comprehensive income of US$6.9 million (2020: upward adjustment of US$34.6 million) in 2021, due to the change in the timing of the expected cash flows.

The key inputs used in the valuation of the fair value are the discount rate of 9.0% (2020: 8.4%) and the timing of the cash flows.

Any reasonable change in the timing of the cash flows or market related discount rate could materially change the fair value of the redeemable preference shares (refer to note 38 for sensitivity analysis performed).

Refer to notes 15 (b) for further details.

[3]	Consists of nil (2020: 4.125 million) common share purchase warrants of Maverix. Refer to note 15 (c) for further details.

18.	ENVIRONMENTAL TRUST FUNDS

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Balance at beginning of the year	79.3	69.5
Contributions	10.1	8.7
Interest earned	0.8	0.7
Translation adjustment	(2.1)	0.4
Balance at end of the year[1]	88.1	79.3

[1]	The trust funds consist of term deposits amounting to US$17.5 million (2020: US$17.6 million) in South Africa, as well as secured cash deposits amounting to US$70.6 million (2020: US$61.7 million) in Ghana.

These funds are intended to fund environmental rehabilitation obligations of the Group’s South African and Ghanaian mines and are not available for general purposes of the Group. All income earned in these funds is re-invested or spent to meet these obligations. The funds are invested in money market and fixed deposits. The obligations which these funds are intended to fund are included in environmental rehabilitation costs under non-current provisions (refer to note 25.1). Refer to note 34 for details on environmental obligation guarantees.

19.	INVENTORIES

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Gold-in-process and stockpiles	565.8	450.2
Consumable stores	217.0	212.9
Total inventories	782.8	663.1
Heap leach and stockpiles inventories included in non-current assets[1]	(155.2)	(141.5)
Total current inventories[2]	627.6	521.6

[1]	Heap leach and stockpiles inventories will only be processed at the end of life-of-mine.
[2]	The cost of consumable stores consumed during the year and included in cost of sales amounted to US$319.6 million (2020: US$267.4 million).
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20.1	TRADE AND OTHER RECEIVABLES

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Trade receivables – gold sales and copper concentrate	69.9	40.7
Trade receivables – other	6.7	9.1
Deposits	0.1	0.1
Payroll receivables	9.3	5.3
Prepayments	108.2	106.4
Value Added Tax and import duties	62.9	74.3
Diesel rebate	1.0	0.9
Other	5.6	3.3
Trade and other receivables	263.7	240.1

20.2	DERIVATIVE FINANCIAL ASSETS

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Australian gold derivative contracts	2.0	27.3
Salares Norte foreign currency derivative contracts	—	86.0
Ghanaian oil derivative contracts	3.1	—
Total derivative financial assets	5.1	113.3
Non-current derivative financial assets[1]	—	(31.4)
Derivative financial assets	5.1	81.9

[1]	Relates to the Salares Norte foreign exchange derivative contract which is for the period January 2022 to December 2022.

21.	CASH AND CASH EQUIVALENTS

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Cash at bank and on hand	524.7	886.8
Total cash and cash equivalents	524.7	886.8
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Notes to the Consolidated Financial Statements continued

for the year ended 31 December 2021

22.	STATED CAPITAL

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Balance at beginning of the year	3,871.5	3,622.5
Share issue[1]	—	249.0
Balance at end of the year	3,871.5	3,871.5

Figures in millions unless otherwise stated	Number of shares in issue	Number of shares in issue
In issue at 1 January	883,333,518	828,632,707
Placing of ordinary shares[1]	—	41,431,635
Exercise of employee share options	4,383,830	13,269,176
In issue at 31 December	887,717,348	883,333,518
Authorised	2,000,000,000	2,000,000,000

[1]	On 12 February 2020 Gold Fields successfully completed the placing of 41,431,635 new ordinary, no par value shares with existing and new institutional investors at a price of ZAR 90.20 per share. The placing issued represented, in aggregate, approximately 5% of the Company’s issued ordinary share capital prior to the placing. Gross proceeds of approximately R3.7 billion (US$249.0 million) were raised through the placing.

Authorised and issued

Holders of shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company.

In terms of the general authority granted by shareholders at the AGM on 6 May 2021, the authorised but unissued ordinary stated capital of the Company representing not more than 5% of the issued stated capital of the Company from time to time at that date, after setting aside so many ordinary shares as may be required to be allotted and issued pursuant to the share incentive schemes, was placed under the control of the Directors. This authority expires at the next Annual General Meeting where shareholders will be asked to place under the control of the Directors the authorised but unissued ordinary stated capital of the Company representing not more than 5% of the issued stated capital of the Company from time to time.

In terms of the JSE Listings Requirements, shareholders may, subject to certain conditions, authorise the Directors to issue the shares held under their control for cash, other than by means of a rights offer, to shareholders. In order that the Directors of the Company may be placed in a position to take advantage of favourable circumstances which may arise for the issue of such shares for cash, without restriction, for the benefit of the Company, shareholders will be asked to consider a special ordinary resolution to this effect at the forthcoming AGM.

Repurchase of shares

The Company has not exercised the general authority granted to buy back shares from its issued ordinary stated capital granted at the AGM held on 6 May 2021. Currently, the number of ordinary shares that may be bought back in any one financial year may not exceed 20% of the issued ordinary share capital as of 6 May 2021. At the next AGM, shareholders will be asked to renew the general authority for the acquisition by the Company, or a subsidiary of the Company, of its own shares.

Beneficial shareholding

The following beneficial shareholders hold 5% or more of the Company’s listed ordinary shares at 31 December 2021:

	Number of shares	% of issued ordinary shares
Government Employees Pension Fund	99,427,697	11.20%
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23.	DEFERRED TAXATION

The detailed components of the net deferred taxation liability which results from the differences between the carrying amounts of assets and liabilities recognised for financial reporting and taxation purposes in different accounting periods are:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Liabilities
– Mining assets	899.9	893.2
– Right-of-use assets	124.6	134.0
– Investment in environmental trust funds	4.1	4.0
– Inventories	14.7	16.4
– Unremitted earnings	—	12.6
– Other	5.4	9.0
Liabilities	1,048.7	1,069.2
Assets
– Provisions	(131.2)	(131.9)
–Tax losses[1]	(49.7)	(61.8)
–Unredeemed capital expenditure[1]	(499.2)	(477.3)
– Lease liabilities	(128.3)	(130.9)
– Unrealised loss on financial instruments	—	(7.4)
Assets	(808.4)	(809.3)
Net deferred taxation liabilities	240.3	259.9
Included in the statement of financial position as follows:
Deferred taxation assets	(260.6)	(240.0)
Deferred taxation liabilities	500.9	499.9
Net deferred taxation liabilities	240.3	259.9
Balance at beginning of the year	259.9	168.1
Recognised in profit or loss	(27.2)	66.0
Recognised in OCI	(2.0)	1.2
Translation adjustment	9.6	24.6
Balance at end of the year	240.3	259.9

[1]	Tax losses and unredeemed capital expenditure have been recognised, as disclosed in note 10, to the extent that the tax paying entities will have taxable profits in the foreseeable future (per the life-of-mine models of the respective operations) in order to utilise the unused tax losses and unredeemed capital expenditure before they expire. This was particularly assessed with reference to the South Deep and Damang life-of-mine models.
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Notes to the Consolidated Financial Statements continued

for the year ended 31 December 2021

24.	BORROWINGS

The terms and conditions of outstanding loans are as follows:

		United States Dollar
Facility					Nominal Interest	Commitment
Figures in millions unless otherwise stated	Notes	2021	2020	Borrower	Rate	fee	Maturity date
US$1 billion notes issue (the 2020 notes)[1]	(a)	—	—	Orogen	4.875%	—	7 October 2020
US$500 million 5-year notes issue (the 5-year notes)[2]	(b)	497.9	497.0	Orogen	5.125%	—	15 May 2024
US$500 million 10-year notes issue (the 10-year notes)[2]	(c)	496.7	496.4	Orogen	6.125%	—	15 May 2029
US$150 million revolving senior secured credit facility – old[3]	(d)	—	83.5	La Cima	LIBOR plus 2.80%	0.50%	19 September 2021
US$150 million revolving senior secured credit facility – new[3]	(e)	83.5	—	La Cima	LIBOR plus 1.40%	0.50%	15 April 2024
US$100 million revolving credit facility[4]		—	—	Ghana	LIBOR plus 2.75%	0.90%	13 October 2024
A$500 million syndicated revolving credit facility – old[5]	(f)	—	—	Gruyere	BBSY plus 2.175%	0.87%	24 May 2021
A$500 million syndicated revolving credit facility – new[5]	(g)	—	200.0	Gruyere	BBSY plus 2.20%	0.88%	19 November 2023
US$1,200 million revolving credit facilities[6]	(h)	—	250.0
– Facility A (US$600 million 3-year revolving credit facility)		—	250.0	Orogen/Ghana	LIBOR plus 1.45%	0.51%	Refer footnote 6
– Facility B (US$600 million 5-year revolving credit facility)		—	—	Orogen/Ghana	LIBOR plus 1.70%	0.60%	Refer footnote 6
R1,500 million Nedbank revolving credit facility[7]		—	—	GFIJVH/GFO	JIBAR plus 2.80%	0.90%	8 May 2023
R500 million Rand Merchant Bank revolving credit facility[8]		—	—	GFIJVH/GFO	JIBAR plus 2.15%	0.71%	15 April 2023
R500 million Absa Bank revolving credit facility[9]		—	—	GFIJVH/GFO	JIBAR plus 2.20%	0.77%	15 April 2023
Short-term Rand uncommitted credit facilities[10]		—	—	—	—	—	—
Total borrowings		1,078.1	1,526.9
Current borrowings		—	(83.5)
Non-current borrowings		1,078.1	1,443.4

[1]	The 2020 notes was unconditionally and irrevocably guaranteed by Gold Fields Limited (“Gold Fields”), Gold Fields Operations Limited (“GFO”) and Gold Fields Holdings Company (BVI) Limited (“GF Holdings”) (collectively “the Guarantors”), on a joint and several basis.

During 2016, Gold Fields Australasia (BVI) Limited (“GFA”) offered and accepted the purchase of an aggregate principal amount of notes equal to US$147.6 million at the purchase price of US$880 per US$1,000 in principal amount of notes. GFA held the notes until their maturity on 7 October 2020. The Group recognised a profit of US$17.7 million in 2016 on the buy-back of the 2020 notes.

On 27 May 2019, Gold Fields announced the successful buy-back of $250 million of the outstanding 2020 notes at 102% of par as compared with a premium of 101.73% of par at the close of business on 24 May 2019. The buy-back of the notes was financed with the proceeds of the raising of two new bonds, the 5-year notes and the 10-year notes. The Group recognised a loss of US$5.0 million in 2019 on the buy-back of the 2020 notes.

On 7 October 2020, the 2020 notes matured and the outstanding balance was repaid.

[2]	On 9 May 2019, Gold Fields successfully concluded the raising of two new bonds, a US$500 million 5-year notes issue with a coupon of 5.125% and a US$500 million 10-year notes issue with a coupon of 6.125%, raising a total of US$1 billion at an average coupon of 5.625%. The proceeds of the raising were used to repay amounts outstanding under the US$1,290 million term loan and revolving credit facilities and to repurchase of a portion of the 2020 notes.

The balances of the five-year notes and the 10-year notes are net of unamortised transaction costs amounting to US$2.1 million (2020: US$3.0 million) and US$3.3 million (2020: US$3.6 million), respectively.

The payments of all amounts due in respect of the 5-year and 10-year notes are unconditionally and irrevocably guaranteed by Gold Fields Limited (“Gold Fields”), Gold Fields Ghana Holdings (BVI) Limited (“GF Ghana”) and Gold Fields Holdings Company (BVI) Limited (“GF Holdings”) (collectively “the Guarantors”), on a joint and several basis.

[3]	On 21 July 2020, La Cima and the Facility Agent entered into an Amendment Agreement to extend the termination date of the facility agreement by one year to 19 September 2021.

On 15 April 2021, the old US$150 million revolving senior secured credit facility was refinanced with the new US$150 million revolving senior secured credit facility and cancelled.

Borrowings under the revolving senior secured credit facility are secured by first-ranking assignments of all rights, title and interest in all of La Cima’s concentrate sale agreements. In addition, the offshore and onshore collection accounts of La Cima are subject to an account control agreement and a first-ranking charge in favour of the lenders. This facility is non-recourse to the rest of the Group.

[4]	On 27 September 2021, the old US$100 million revolving credit facility was refinanced with the new US$100 million revolving credit facility and cancelled.

Borrowings under the facility are guaranteed by Gold Fields Ghana Limited (“GF Ghana Limited”) and Abosso Goldfields Limited (“Abosso”). This facility is non-recourse to the rest of the Group.

[5]	On 19 November 2020, Gruyere Holdings Proprietary Limited entered into a new A$500.0 million syndicated revolving credit facility. On 23 November 2020, the old A$500.0 million syndicated revolving credit facility was refinanced with the new A$500 million syndicated revolving credit facility and cancelled.
Borrowings under the original facility were guaranteed by Gold Fields, GF Holdings, Orogen, GFO, GFIJVH and GF Ghana.

Borrowings under the facility are guaranteed by Gold Fields, GF Holdings, Orogen and GF Ghana.

[6]	On 25 July 2019, Gold Fields Orogen Holding (BVI) Limited and Gold Fields Ghana Holdings (BVI) Limited entered into a US$1,200 million revolving credit facilities agreement which became effective on the same day, with a syndicate of international banks and financial institutions. The new facilities comprise two tranches, a US$600 million 3 year revolving credit facility (with an option to extend to up to 2 years subject to lender consent) and a US$600.0 million 5 year revolving credit facility (with an option to extend to up to 2 years subject to lender consent). The purpose of the new facilities is to refinance the US$1,290 million term loan and revolving credit facilities, to repay the 2020 notes and to fund general corporate and working capital requirements of the Gold Fields Group.

In July 2020, US$870 million of the US$1,200 million revolving credit facilities were extended by one year. The facilities will run as follows:

•	Facility A: US$600 million up to 25 July 2022 then US$435 million from 26 July 2022 to 25 July 2023;
•	Facility B: US$600 million up to 25 July 2024 then US$435 million from 26 July 2024 to 25 July 2025.

In July 2021, US$1,055 million of the US$1,200 million revolving credit facilities were extended, US$960 million by one year and US$95 million by two years. The facilities will run as follows:

•	Facility A: USUS$600 million up to 25 July 2022 then US$550 million from 26 July 2022 to 25 July 2024;
•	Facility B: US$600 million up to 25 July 2024 then US$505 million from 26 July 2024 to 25 July 2026.

Borrowings under this facility are guaranteed by Gold Fields, GF Holdings, Orogen, GF Ghana and Gruyere Holdings Proprietary Limited (“Gruyere”)

[7]	Borrowings under this facility are guaranteed by Gold Fields, GFO, GF Holdings, Orogen, GFIJVH, GF Ghana and Gruyere.
[8]	On 15 April 2020, GFIJVH and GFO entered into a new R500 million Rand Merchant Bank revolving credit facility. The old facility matured on 31 March 2020.
Borrowings under the new facility are guaranteed by Gold Fields, GFO, GF Holdings, Orogen, GFIJVH and GF Ghana.
[9]	On 15 April 2020, GFIJVH and GFO entered into a new R500 million ABSA Bank revolving credit facility. The old facility matured on 31 March 2020. Borrowings under the new facility are guaranteed by Gold Fields, GFO, GF Holdings, Orogen, GFIJVH and GF Ghana.
[10]	The Group has access to uncommitted loan facilities from some of the major banks. These facilities have no fixed terms, are short-term in nature and interest rates are market related. Borrowings under these facilities are guaranteed by Gold Fields.
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24.	BORROWINGS continued

		United States Dollar
	Figures in millions unless otherwise stated	2021	2020
(a)	US$1 billion notes issue
	Balance at beginning of the year	—	601.4
	Unwinding of transaction costs	—	0.9
	Repayment	—	(602.3)
	Balance at end of the year	—	—
(b)	US$500 million 5-year notes issue
	Balance at beginning of the year	497.0	496.3
	Loans advanced	—	—
	Transaction costs	—	—
	Unwinding of transaction costs	0.9	0.7
	Balance at end of the year	497.9	497.0
(c)	US$500 million 10-year notes issue
	Balance at beginning of the year	496.4	496.1
	Loans advanced	—	—
	Transaction costs	—	—
	Unwinding of transaction costs	0.3	0.3
	Balance at end of the year	496.7	496.4
(d)	US$150 million revolving senior secured credit facility - old
	Balance at beginning of the year	83.5	83.5
	Repayments	(83.5)	—
	Balance at end of the year	—	83.5
(e)	US$150 million revolving senior secured credit facility - new
	Loans advanced	83.5	—
	Balance at end of the year	83.5	—
(f)	A$500 million syndicated revolving credit facility - old
	Balance at beginning of the year	—	168.5
	Loans advanced	—	85.8
	Repayments	—	(248.9)
	Translation adjustment	—	(5.4)
	Balance at end of the year	—	—
(g)	A$500 million syndicated revolving credit facility - new
	Balance at beginning of the year	200.0	—
	Loans advanced	—	191.0
	Repayments	(186.7)	—
	Translation adjustment	(13.3)	9.0
	Balance at end of the year	—	200.0
(h)	US$1,200 million revolving credit facilities
	Balance at beginning of the year	250.0	—
	Loans advanced	124.0	413.0
	Repayments	(374.0)	(163.0)
	Balance at end of the year	—	250.0
	Total borrowings	1,078.1	1,526.9
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Gold Fields Annual Financial Report including Governance Report	2021

Notes to the Consolidated Financial Statements continued

for the year ended 31 December 2021

24.	BORROWINGS continued

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the reporting dates are as follows:
Variable rate with exposure to repricing (six months or less)	83.5	533.5
Fixed rate with no exposure to repricing	994.6	993.4
	1,078.1	1,526.9
The carrying amounts of the Group’s borrowings are denominated in the following currencies:
US Dollar	1,078.1	1,326.9
Australian Dollar	—	200.0
Rand	—	—
	1,078.1	1,526.9
The Group has the following undrawn borrowing facilities:
Committed	1,887.1	1,471.3
Uncommitted	85.4	104.5
	1,972.5	1,575.8
All of the above undrawn committed facilities have floating rates. The uncommitted facilities have no expiry dates and are open ended. Undrawn committed facilities have the following expiry dates:
– within one year	50.0	166.5
– later than one year and not later than two years	565.6	96.2
– later than two years and not later than three years	766.5	608.6
– later than three years and not later than five years	505.0	600.0
	1,887.1	1,471.3
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25.	PROVISIONS

		United States Dollar
	Figures in millions unless otherwise stated	2021	2020
25.1	Environmental rehabilitation costs	430.9	381.5
25.2	Silicosis settlement costs	13.1	18.3
	Other	2.6	3.1
	Total provisions	446.6	402.9
	Current portion of provisions	(12.6)	(23.6)
	Non-current portion of provisions	434.0	379.3
25.1	Environmental rehabilitation costs
	Balance at beginning of the year	381.5	370.3
	Changes in estimates[1]	76.9	(5.1)
	Interest expense	8.6	10.7
	Payments	(23.7)	(12.9)
	Translation adjustment	(12.4)	18.5
	Balance at end of the year[2]	430.9	381.5
	Current portion of environmental rehabilitation costs	(12.0)	(19.6)
	Non-current portion of environmental rehabilitation costs	418.9	361.9
	The provision is calculated using the following gross closure cost estimates:
	South Africa	41.1	43.9
	Ghana	98.9	104.4
	Australia	214.4	218.8
	Peru	126.4	97.4
	Chile	29.7	2.1
	Total gross closure cost estimates	510.5	466.6

The provision is calculated using the following assumptions:	Inflation rate	Discount rate
2021
South Africa	4.5%	10.6%
Ghana	2.4%	6.6%–7.2%
Australia	2.4%	2.4%
Peru	2.4%	2.8%
Chile	2.4%	2.4%
2020
South Africa	4.8%	10.8%
Ghana	2.2%	6.7%–7.2%
Australia	2.5%	2.5%
Peru	2.2%	2.2%
Chile	2.2%	2.2%

[1]	Changes in estimates are defined as changes in reserves and corresponding changes in life of mine as well as changes in laws and regulations governing environmental matters, closure cost estimates and discount rates. The increase is due to the increase of the gross environmental rehabilitation costs at the Peruvian and Chilean operations in 2021.
[2]	South African, Ghanaian, Australian and Peruvian mining companies are required by law to undertake rehabilitation as part of their ongoing operations. These environmental rehabilitation costs are funded as follows:
•	Ghana – reclamation bonds underwritten by banks and restricted cash (refer to note 18);
•	South Africa – contributions into environmental trust funds (refer to note 18) and guarantees (refer to note 34);
•	Australia – mine rehabilitation fund levy; and
•	Peru – bank guarantees (refer to note 34).
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Gold Fields Annual Financial Report including Governance Report	2021

Notes to the Consolidated Financial Statements continued

for the year ended 31 December 2021

25.	PROVISIONS continued

		United States Dollar
		2021	2020
25.2	Silicosis settlement costs[1]
	Balance at the beginning of the year	18.3	21.2
	Changes in estimates	(0.7)	0.3
	Unwinding of provision recognised as finance expense	1.1	1.5
	Payment	(4.4)	(3.5)
	Translation	(1.2)	(1.2)
	Balance at end of the year	13.1	18.3
	Current portion of silicosis settlement costs	(0.6)	(4.0)
	Non-current portion of silicosis settlement costs	12.5	14.3

1.	The principal health risks associated with Gold Fields’ mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Gold Fields’ workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease (“COAD”) as well as noise induced hearing loss (“NIHL”)).

A consolidated application was brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application.

This matter was previously disclosed as a contingent liability as the amount could not be estimated reliably. As a result of the ongoing work of the Gold Working Group (comprising African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater) (the “GWG Parties”) and engagements with affected stakeholders since 31 December 2016, Gold Fields was able to reliably estimate its share in the estimated cost in relation to the GWG Parties of a possible settlement of the class action claims and related costs during 2018. As a result, Gold Fields provided an amount of US$13.1 million (R209.6 million) (2020: US$18.3 million (R268.6 million)) for this obligation in the statement of financial position at 31 December 2021. The nominal amount of this provision is US$16.9 million (R269.8 million). Gold Fields believes that this remains a reasonable estimate of its share of the settlement of the class action claims and related costs.

The assumptions that were made in the determination of the provision include silicosis prevalence rates, estimated settlement per claimant, benefit take-up rates and disease progression rates. A discount rate of 7.83% (2020: 6.67%) was used, based on government bonds with similar terms to the anticipated settlements.

Refer to note 35 for further details.

26.	LONG-TERM INCENTIVE PLAN

	United States Dollar
	2021	2020
Opening balance	67.2	11.5
Charge to income statement	28.5	51.3
Salares Norte project costs capitalised	0.5	0.6
Payments	(37.3)	—
Translation adjustment	(2.3)	3.8
Balance at end of the year[1]	56.6	67.2
Current portion of long-term incentive plan	(28.4)	(33.8)
Non-current portion of long-term incentive plan	28.2	33.4

1.	Senior and middle management receive awards under the LTIP. The performance conditions of the LTIP are approved annually by the Remuneration Committee. For the 2019 and 2020 allocations, regional performance conditions are based on regional specific targets and performance conditions for corporate employees are based on the same conditions as the payments plan. For the 2021 allocation, performance conditions for both regional and corporate employees are based on the same conditions as the share-based payments plan. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made.

27.1	TRADE AND OTHER PAYABLES

	United States Dollar
	2021	2020
Trade payables	165.0	133.4
Accruals and other payables	297.9	271.6
Payroll payables	42.8	43.0
Leave pay accrual	54.4	55.6
Interest payable on loans	7.4	7.5
Damang – contract termination	10.2	39.5
Trade and other payables	577.7	550.6
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Gold Fields Annual Financial Report including Governance Report	2021

27.2	DERIVATIVE FINANCIAL LIABILITIES

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Salares Norte foreign currency derivative contracts	6.8	—
Ghanaian oil derivative contracts	—	10.0
Australian oil derivative contracts	—	5.1
Peruvian copper derivative contracts	—	14.0
Total derivative financial liabilities	6.8	29.1
Non-current derivative financial liabilities[1]	—	(7.3)
Derivative financial liabilities	6.8	21.8

[1]	Relates to the Australian (US$2.6 million) and Ghanaian (US$4.7 million) oil derivative contracts which are for the period January 2022 to December 2022.

28.	CASH GENERATED BY OPERATIONS

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019
Profit for the year	829.5	745.4	174.7
Adjusted for non-cash items:
– Mining and income taxation	424.9	432.5	175.6
– Royalties	112.4	105.0	73.7
– Amortisation and depreciation	713.2	661.3	610.0
– Interest expense – environmental rehabilitation	8.6	10.7	11.7
– Non-cash rehabilitation expense/(income)	10.8	1.5	13.4
– Interest received – environmental trust funds	(0.8)	(0.7)	(0.7)
– Impairment, net of reversal of impairment of investments and assets	42.4	(50.6)	9.8
– Write-off of exploration and evaluation assets	21.3	16.9	30.0
– (Profit)/loss on disposal of assets	(8.5)	0.2	(1.2)
on derivative contracts	53.0	(176.4)	112.6
– Fair value gain on Maverix warrants	4.0	(1.3)	(4.2)
– Profit on disposal of Maverix	—	—	(14.6)
– Silicosis settlement costs	(0.7)	0.3	(1.6)
	12.7	14.5	20.5
– Long-term incentive plan expense	28.5	51.3	9.1
– Borrowing costs capitalised	(12.5)	(13.2)	(43.4)
– Share of results of equity-accounted investees, net of taxation	30.4	1.0	(4.5)
– Ghana expected credit loss (2020: Tarkwa ECL)	41.1	29.0	—
– Other non-cash items	1.7	(0.7)	16.6
Adjusted for cash items:
– Interest expense	103.7	127.7	132.6
– Interest received	(7.4)	(7.6)	(6.6)
– Payment of long-term incentive plan	(37.3)	—	—
– Environmental rehabilitation payments	(23.7)	(12.9)	(10.7)
Total cash generated by operations	2,347.3	1,933.9	1,302.8
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Notes to the Consolidated Financial Statements continued

for the year ended 31 December 2021

29.	CHANGE IN WORKING CAPITAL

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019
Inventories	(132.1)	(89.9)	(56.2)
Trade and other receivables	47.7	(88.0)	(5.6)
Trade and other payables	(5.0)	6.1	37.2
Total change in working capital	(89.4)	(171.8)	(24.6)

30.	ROYALTIES PAID

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019
Amount owing at beginning of the year	(17.7)	(13.9)	(12.5)
Royalties	(112.4)	(105.0)	(73.7)
Amount owing at end of the year	20.6	17.7	13.9
Translation	0.7	(1.3)	—
Total royalties paid	(108.8)	(102.5)	(72.3)

31.	TAXATION PAID

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019
Amount owing at beginning of the year	(121.3)	(24.8)	(0.9)
SA and foreign current taxation recognised in profit or loss	(424.4)	(366.5)	(190.6)
SA and foreign current taxation recognised in OCI	—	—	(14.7)
Amount owing at end of the year	115.9	121.3	24.8
Translation	(19.0)	(8.7)	(0.4)
Total taxation paid	(448.8)	(278.7)	(181.8)

32.	RETIREMENT BENEFITS

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019
All employees are members of various defined contribution retirement schemes.
Contributions to the various retirement schemes are fully expensed during the period in which they are incurred.
Retirement benefit costs	32.9	28.8	27.0
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Gold Fields Annual Financial Report including Governance Report	2021

33.	LEASE LIABILITIES

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Balance at the beginning of the year[1]	429.0	332.9
Additions during the year[2]	54.4	127.2
Remeasurements of leases during the year[3]	19.1	12.8
Interest expense	24.1	22.4
Repayments	(97.9)	(86.8)
Translation adjustment	(13.2)	20.5
Balance at the end of the year	415.5	429.0
Current portion of lease liability	(60.4)	(64.2)
Non-current portion of lease liability	355.1	364.8
Lease liabilities are payable as follows:
Future minimum lease payments
– within one year	82.0	88.4
– later than one and not later than five years	216.4	228.7
– later than five years	248.7	261.2
Total	547.1	578.3
Interest
– within one year	21.6	24.2
– later than one and not later than five years	64.0	71.5
– later than five years	46.0	53.6
Total	131.6	149.3
Present value of minimum lease payments
– within one year	60.4	64.2
– later than one and not later than five years	152.4	157.2
– later than five years	202.7	207.6
Total	415.5	429.0

[1]	Leases entered into related mainly to power purchase agreements, rental of gas pipelines, ore haulage and site services, mining equipment hire, transportation contracts, property rentals and other equipment rentals.

[2]	The additions in 2021 relate mainly to additional assets in terms of mining contracts and office buildings at Ghana and Australia (2020: additional assets in terms of the power purchase agreements at Tarkwa, Agnew and Granny Smith).

[3]	The remeasurements in 2021 relate mainly to leases at the Group’s Australian operations that have variable payments linked to the Australian consumer price index (“CPI”), as well as leases relating to Tarkwa’s power purchase agreement that changed due to a change in the life-of mine (2020: Leases at the Group’s Australian operations that have variable payments linked to the Australian consumer price index (“CPI”)).
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Gold Fields Annual Financial Report including Governance Report	2021

Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

34.	COMMITMENTS

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Capital expenditure
Contracted for[1]	251.9	514.7

[1]	Contracted for capital expenditure of US$251.9 million (2020: US$514.7 million) includes US$193.3 million (2020: US$454.0 million) for Salares Norte. Gold Fields has completed a feasibility study on the Salares Norte deposit in Chile and the final notice to proceed (“FNTP”) was provided by the Board in February 2020 and construction commenced in April 2020.

Lease contracts

	United States Dollar
Lease contracts Figures in millions unless otherwise stated	Undiscounted lease liabilities[2]	Non-lease elements[3]	Fully variable lease payments[4]	Total
2021
– within one year	82.0	249.4	397.8	729.2
– later than one and not later than five years	216.4	320.9	870.2	1,407.5
– later than five years	248.7	167.8	—	416.5
	547.1	738.1	1,268.0	2,553.2
2020
– within one year	88.4	126.0	583.0	797.4
– later than one and not later than five years	228.7	296.3	1,506.3	2,031.3
– later than five years	261.2	75.9	—	337.1
	578.3	498.2	2,089.3	3,165.8

[1]	No leases were entered into during 2020 or 2021 for which the use of the assets has not yet commenced at year-end.

[2]	The undiscounted lease liabilities relate to the gross cash flows used to determine the lease liabilities in terms of IFRS 16 Leases and will not agree to the leases recognised in note 33.

[3]	The non-lease elements are the amounts in the lease contracts that are not accounted for as part of the lease liabilities.

[4]	These are the total commitments per lease contracts where the payments have been determined to be fully variable, as a result no lease liability has been recorded. Included in these amounts are payment for non-lease elements of the arrangement.

Guarantees

The Group provides environmental obligation guarantees and other guarantees with respect to its South African, Peruvian, Ghanaian and Australian operations. These guarantees amounted to US$198.1 million at 31 December 2021 (2020: US$191.8 million) (refer note 25.1).

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35.	CONTINGENT LIABILITIES

Randgold and Exploration summons

On 21 August 2008, Gold Fields Operations Limited, or GFO, formerly known as Western Areas Limited, a subsidiary of Gold Fields, received a summons from Randgold and Exploration Company Limited, or R&E, and African Strategic Investment (Holdings) Limited. The summons claims that during the period that GFO was under the control of Brett Kebble, Roger Kebble and others, GFO assisted in the unlawful disposal of shares owned by R&E in Randgold Resources Limited, or Resources, and Afrikander Lease Limited, now Uranium One.

The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One shares between the dates of the alleged thefts and May 2017 (approximately R43.7 billion). The alternative claims are computed based on the value of the shares as at the date of judgment (which is not yet calculable), plus dividend amounts that would have been received and based on the market value of the shares at the time they were allegedly misappropriated, plus dividends that would have been received (cumulatively equating to approximately R26.9 billion).

Simultaneously with delivering its plea, GFO joined certain third parties to the action (namely JCI Limited, JC Lamprecht, RAR Kebble and the deceased and insolvent estate of BK Kebble), in order to enable it to claim compensation against such third parties in the event that the plaintiffs are successful in one or more of their claims. In addition, notices in terms of section 2(2)(b) of the Apportionment of Damages Act, 1956 were served on various parties by GFO, in order to enable it to make a claim for a contribution against such parties in terms of the Apportionment of Damages Act, should the plaintiffs be successful in one or more of its claims.

The matter has been allocated to the commercial court of the Gauteng Local Division, Johannesburg, as a result of which it will be case managed by the Judge assigned to the matter, in order to ensure that it progresses expeditiously to trial.

GFO’s assessment is that it has sustainable defences to these claims and, accordingly, GFO’s attorneys have been instructed to vigorously defend the claims.

The ultimate outcome of the claims cannot presently be determined and, accordingly, no adjustment for any effects on the Group that may result from these claims, if any, has been made in the consolidated financial statements.

Silicosis

Class action settlement

The Tshiamiso Trust has been established to carry out the terms of the class action settlement agreement reached between six gold mining companies (including Gold Fields) and claimant attorneys in the silicosis and TB class action. The Tshiamiso Trust is responsible for ensuring that all eligible current and former mineworkers across southern Africa with silicosis or work-related TB (or their dependants where the mineworker has passed away) are compensated pursuant to the silicosis and TB class action settlement agreement.

Financial provision

Gold Fields has provided for the estimated cost of the class action settlement based on actuarial assessments and the provisions of the Settlement Agreement. At 31 December 2021, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounts to US$13.1 million (R209.6 million) (2020: US$18.3 million (R268.6 million)). The nominal value of this provision is US$16.9 million (R269.8 million).

The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future.

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Gold Fields Annual Financial Report including Governance Report	2021

Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

35.	CONTINGENT LIABILITIES continued

Acid mine drainage

Acid mine drainage (“AMD”) or acid rock drainage (“ARD”), collectively called acid drainage (“AD”) is formed when certain sulphide minerals in rocks are exposed to oxidising conditions (such as the presence of oxygen, combined with water). AD can occur under natural conditions or as a result of the sulphide minerals that are encountered and exposed to oxidation during mining or during storage in waste rock dumps, ore stockpiles or tailings storage facilities. The acidic water that forms usually contains iron and other metals if they are contained in the host rock.

Gold Fields has identified incidences of AD, and the risk of potential short-term and long-term AD issues, specifically at its Cerro Corona, South Deep and St Ives mines.

Gold Fields commissioned additional technical studies during 2015 to 2021 to identify the steps required to prevent or mitigate the potentially material AD impacts at Cerro Corona but none of these studies have allowed Gold Fields to generate a reliable estimate of the total potential impact on the Group. South Deep have concluded technical studies which have indicated that, subject to the implementation of targeted mitigation measures and no regional hydrogeological changes, AD generation will be mitigated and/or contained, thus resulting in no potential residual environmental risk. St Ives has initiated technical investigations into potential AD generation, identified as part of progressive rehabilitation activities, at the Cave Rocks landform and open pit. Gold Fields’ mine closure cost estimates for 2021 contain costs for the aspects of AD management which the Group has reliably been able to estimate.

Gold Fields continues to investigate technical solutions at Cerro Corona, to better inform appropriate short-and long-term mitigation strategies for AD management and to work towards a reasonable cost estimate of potential issues. South Deep continues to implement required mitigation measures to prevent AD, which have been included in their 2021 closure cost estimates and/or business plans. Due to the inherent uncertainty on the outcome of the cessation of dewatering of Cooke 4 (Ezulwini) over which South Deep does not have control, together with the application made by Rand Uranium (a subsidiary of Sibanye Stillwater) for the closure of Cooke 3, 2 and 1 shafts, which would result in the rewatering of these shafts, along with other possible hydrogeological influences unrelated to South Deep in the future, the post closure water liability continues to be a contingent liability. Gold Fields is investigating the AD potential and risk at St Ives (Cave Rocks) and water quality monitoring programmes continue at Cerro Corona, South Deep and St Ives.

No adjustment for any effects on the Group that may result from AD, if any, has been made in the consolidated financial statements other than through the Group’s normal environmental rehabilitation costs provision (refer note 25.1).

36.	EVENTS AFTER THE REPORTING DATE

Final dividend

On 17 February 2022, Gold Fields declared a final dividend of 260 SA cents per share.

Russian invasion of Ukraine

Subsequent to year-end, and at the time of finalising the financial statements, the Russian invasion of Ukraine has had a significant impact on commodity prices, including increased oil, gas, other commodity (ammonia nitrate, copper, steel and other commodities) and gold prices. The oil price is a driver for a number of input costs for the group, including diesel and transport costs, while gas prices have an impact on power costs and other commodity prices drive direct mining and processing costs. The Group has an oil hedge in place for 2022 that will mitigate some of the impact of an increase in the oil price on input costs, refer note 38 for further details.

Management considered the impact of the high inflationary environment in the business planning process used to determine the 2022 operational plan and guidance. However, further significant increases in oil, gas and other commodity prices in any of the countries in which the Group operates could further increase the prices the Group pays for products and services and could have an adverse effect on the Group’s business, operating results (including increased all-in-costs) and financial condition. Conversely, an increase in the gold price could increase the revenue for the Group and could have a positive effect on the Groups business, operating results and financial condition.

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37.	FINANCIAL INSTRUMENTS

Accounting classifications and fair values

The following tables show the carrying amounts and fair values of financial assets and financial liabilities.

	United States Dollar
	Carrying amount				Carrying amount	Fair value
Figures in millions unless otherwise stated	Fair value through profit or loss	Fair value through OCI	Financial assets measured at amortised cost	Other financial liabilities measured at amortised cost	Total	Total
2021
Financial assets measured at fair value
– Environmental trust funds	2.9	—	—	—	2.9	2.9
– Trade receivables from provisional copper sales	25.8	—	—	—	25.8	25.8
– Investments	—	30.9	—	—	30.9	30.9
– Asanko redeemable preference shares	—	94.5	—	—	94.5	94.5
– Oil derivatives contracts	5.1	—	—	—	5.1	5.1
Total	33.8	125.4	—	—	159.2	159.2
Financial assets not measured at fair value
– Environmental trust funds	—	—	85.2	—	85.2	85.2
– Loan advanced - contractor	—	—	27.3	—	27.3	27.3
– Trade and other receivables	—	—	56.5	—	56.5	56.5
– Cash and cash equivalents	—	—	524.7	—	524.7	524.7
Total	—	—	693.7	—	693.7	693.7
Financial liabilities measured at fair value
– Foreign currency derivative contracts	6.8	—	—	—	6.8	6.8
Total	6.8	—	—	—	6.8	6.8
Financial liabilities not measured at fair value
– Borrowings	—	—	—	1,078.1	1,078.1	1,191.6
– Trade and other payables	—	—	—	480.5	480.5	480.5
– Lease liabilities	—	—	—	415.5	415.5	415.5
Total	—	—	—	1,974.1	1,974.1	2,087.6

	United States Dollar
	Carrying amount				Carrying amount	Fair value
Figures in millions unless otherwise stated	Fair value through profit or loss	Fair value through OCI	Financial assets measured at amortised cost	Other financial liabilities measured at amortised cost	Total	Total
2020
Financial assets measured at fair value
– Environmental trust funds	7.4	—	—	—	7.4	7.4
– Trade receivables from provisional copper sales	23.7	—	—	—	23.7	23.7
– Investments	—	42.4	—	—	42.4	42.4
– Asanko redeemable preference shares	—	92.6	—	—	92.6	92.6
– Warrants	12.9	—	—	—	12.9	12.9
– Oil derivatives contracts	113.3	—	—	—	113.3	113.3
Total	157.3	135.0	—	—	292.3	292.3
Financial assets not measured at fair value
– Environmental trust funds	—	—	71.9	—	71.9	71.9
– Loan advanced - contractor	—	—	68.4	—	68.4	68.4
– Trade and other receivables	—	—	29.5	—	29.5	29.5
– Cash and cash equivalents	—	—	886.8	—	886.8	886.8
Total	—	—	1,056.6	—	1,056.6	1,056.6
Financial liabilities measured at fair value
– Gold and foreign exchange derivative contracts	29.1	—	—	—	29.1	29.1
Total	29.1	—	—	—	29.1	29.1
Financial liabilities not measured at fair value
– Borrowings	—	—	—	1,526.9	1,526.9	1,689.8
– Trade and other payables	—	—	—	452.0	452.0	452.0
– Lease liabilities	—	—	—	429.0	429.0	429.0
Total	—	—	—	2,407.9	2,407.9	2,570.8
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Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

37.	FINANCIAL INSTRUMENTS continued

Accounting classifications and fair values continued

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Trade and other receivables, trade and other payables and cash and cash equivalents

The carrying amounts approximate fair values due to the short maturity of these instruments.

Loan advanced – contractor

The fair value of the loan advanced to contractor approximates the carrying amount, determined using the discounted cash flow method using market related interest rates.

Investments and redeemable preference shares

The fair value of publicly traded instruments (listed investments) is based on quoted market values. Asanko redeemable preference shares are accounted for at fair value based on the expected cash flows as set out in note 17.

Warrants

Warrants are measured at fair value, using a standard European call option format based on a standard option theory model, with adjustments to the fair value being recognised in profit or loss.

Oil, gold, copper and foreign exchange derivative contracts

The fair values of these contracts are determined by using the applicable valuation models for each instrument type with the key inputs being forward prices, interest rates and volatilities.

Environmental trust funds

The environmental trust funds are measured at fair value through profit or loss and amortised cost which approximates fair value based on the nature of the fund’s underlying investments.

Borrowings

The five-year notes and the 10-year notes (2020: the five-year notes and the 10-year notes) are issued at a fixed interest rate. The fair values of these notes are based on listed market prices. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method using market related interest rates.

Fair value hierarchy

The Group has the following hierarchy for measuring the fair value of assets and liabilities at the reporting date:

Level 1

Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2

Inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3

Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the years ended 31 December 2021 and 2020.

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37.	FINANCIAL INSTRUMENTS continued

Fair value hierarchy continued

The following table sets out the Group’s financial assets and financial liabilities by level within the fair value hierarchy at the reporting date:

	United States Dollar
	2021				2020
Figures in millions unless otherwise stated	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Financial assets measured at fair value
Environmental trust funds	2.9	—	2.9	—	7.4	—	7.4	—
Trade receivables from provisional copper sales	25.8	—	25.8	—	23.7	—	23.7	—
Investments – listed	30.9	30.9	—	—	42.4	42.4	—	—
Asanko redeemable preference shares	94.5	—	—	94.5	92.6	—	—	92.6
Warrants	—	—	—	—	12.9	—	12.9	—
Gold derivative contracts	—	—	—	—	27.3	—	27.3	—
Foreign currency derivative contracts	—	—	—	—	86.0	—	86.0	—
Oil derivative contracts	5.1	—	5.1	—	—	—	—	—
Financial assets not measured at fair value
Environmental trust funds	85.2	—	85.2	—	71.9	—	71.9	—
Loan advanced – contractor	27.3	—	—	27.3	68.4		—	68.4
Financial liabilities measured at fair value
Copper derivative contracts	—	—	—	—	14.0	—	14.0	—
Oil derivative contracts	—	—	—	—	15.1	—	15.1	—
Foreign currency derivative contracts	6.8	—	6.8	—	—	—	—	—
Financial liabilities not measured at fair value
Borrowings	1,191.6	1,108.1	—	83.5	1,689.8	1,156.3	—	533.5

Environmental trust funds

The environmental trust funds are measured at fair value through profit or loss and amortised cost which approximates fair value based on the nature of the fund’s underlying investments.

Trade receivables from provisional copper sales

Valued using quoted market prices based on the forward London Metal Exchange (“LME”) and, as such, is classified within level 2 of the fair value hierarchy.

Listed investments

Comprise equity investments in listed entities and are therefore valued using quoted market prices in active markets.

Asanko redeemable preference shares

The fair value is based on the expected cash flows of the Asanko Gold Mine based on the life-of-mine model. Refer to note 17 for key inputs.

Warrants

Warrants are measured at fair value through profit or loss. The fair value is determined using a standard European call option format based on a standard option theory model.

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Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

37.	FINANCIAL INSTRUMENTS continued

Fair value hierarchy continued

Oil, gold, copper and foreign exchange derivative contracts

The fair values of these contracts are determined by using the applicable valuation models for each instrument type with the key inputs being forward prices, interest rates, volatilities and exchange rates.

Borrowings

The 5-year notes and the 10-year notes (2020: the 5-year notes and the 10-year notes) are issued at a fixed interest rate. The fair values of these notes are based on listed market prices and are classified within level 1 of the fair value hierarchy. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method and market related interest rates and are classified within level 3 of the fair value hierarchy.

Loan advanced – contractor

The fair value of the contractor loan approximates its carrying amount, determined using the discounted cash flow method and market related interest rates and is classified within level 3 of the fair value hierarchy.

38.	RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Group is exposed to commodity price, currency, interest rate, liquidity, equity price and credit risk. In order to manage these risks, the Group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.

Controlling and managing risk in the Group

Gold Fields has policies in areas such as counterparty exposure, hedging practices and prudential limits which have been approved by Gold Fields’ Board of Directors. Management of financial risk is centralised at Gold Fields’ treasury department (“Treasury”), which acts as the interface between Gold Fields’ operations and counterparty banks. Treasury manages financial risk in accordance with the policies and procedures established by the Gold Fields’ Board of Directors and Executive Committee.

Gold Fields’ Board of Directors has approved dealing limits for money market, foreign exchange and commodity transactions, which Gold Fields’ Treasury is required to adhere to. Among other restrictions, these limits describe which instruments may be traded and demarcate open position limits for each category as well as indicating counterparty credit related limits. The dealing exposure and limits are checked and controlled each day and reported to the Chief Financial Officer.

The objective of Treasury is to manage all financial risks arising from the Group’s business activities in order to protect profit and cash flows. Treasury activities of Gold Fields Limited and its subsidiaries are guided by the Treasury Framework and the Treasury Process Control Manual, as well as domestic and international financial market regulations. Treasury activities are currently performed within the Treasury Framework with appropriate resolutions from the Board of Gold Fields Limited, which are reviewed and approved annually by the Audit Committee.

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38.	RISK MANAGEMENT ACTIVITIES continued

The financial risk management objectives of the Group are defined as follows:

Risk management objectives	Description
Credit risk
Counterparty exposure

The objective is to only deal with approved counterparts that are of a sound financial standing. The Group is limited to a maximum investment of 2.5% of the financial institutions’ equity, which is dependent on the institutions’ national credit rating. The credit rating used is Fitch Ratings’ short-term credit rating for financial institutions.

Investment risk management	The objective is to achieve optimal returns on surplus funds.
Liquidity risk
Liquidity risk management	The objective is to ensure that the Group is able to meet its short-term commitments through the effective and efficient usage of credit facilities and cash resources.
Funding risk management	The objective is to meet funding requirements timeously and at competitive rates by adopting reliable liquidity management procedures.
Market risk
Currency risk management	The objective is to manage the adverse effect of the currency fluctuations on the Group’s results.
Interest rate risk management	The objective is to identify opportunities to prudently manage interest rate exposures.
Commodity price risk management

The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows:

•   to protect cash flows at times of significant expenditure;

•   for specific debt servicing requirements; and

•   to safeguard the viability of higher cost operations.

Other risks
Operational risk management	The objective is to implement controls to adequately mitigate the risk of error and/or fraud to an acceptable level.
Banking relations management	The objective is to maintain relationships with credible financial institutions and ensure that all contracts and agreements related to risk management activities are coordinated and consistent throughout the Group and that they comply where necessary with all relevant regulatory and statutory requirements.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers, cash and cash equivalents as well as environmental trust funds.

The Group has reduced its credit exposure by dealing with a number of counterparties. The Group approves these counterparties according to its risk management policy and ensures that they are of good credit quality.

The combined maximum credit risk exposure of the Group is as follows:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Environmental trust funds	88.1	79.3
Trade and other receivables[1]	82.3	53.2
Loan advanced – contractor	27.3	68.4
Derivative financial assets	5.1	113.3
Cash and cash equivalents	524.7	886.8

[1]	Trade and other receivables above exclude VAT, import duties, prepayments, payroll receivables and diesel rebates amounting to US$181.4 million (2020: US$186.9 million).
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Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

38.	RISK MANAGEMENT ACTIVITIES continued

Expected credit loss assessment for customers

The Group determines each exposure to credit risk based on data that is determined to be predictive of the risk of loss and past experienced credit judgement.

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Group also considers other factors that might impact on the credit risk of its customer base including default risk and the country in which the customer operates.

Impairment of trade receivables, carried at amortised cost, has been determined using the simplified expected credit loss (“ECL”) approach and reflects the short term maturities of the exposures. Gold revenue is recognised at the same time as receipt of the cash, except in Ghana where the cash is received one day after revenue recognition. In Peru, for the sale of copper concentrate, 90% of the cash is received when the revenue is recognised and the remaining 10% cash is received at the end of the quotational period.

Receivables due from the sale of the Tarkwa mining fleet were assessed using the simplified approach using the lifetime ECL . The ECL was based on the Group’s understanding of the financial position of the counterparty, including the consideration of their credit risk grade. Refer note 13.1 for further details.

Concentration risk

At 31 December 2021, the exposure to credit risk for trade receivables by geographic region was as follows:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020
Ghana	15.4	14.3
Australia	28.7	2.7
Peru	25.8	23.7
Total trade receivables	69.9	40.7

Loan advanced – contractor

The loan advanced to contractor of US$68.4 million was assessed at stage 2 in 2020 using the lifetime ECL approach as a result of an increase in credit risk since initial recognition. The ECL was based on the Group’s understanding of the financial position of the counterparty, including the consideration of their credit risk grade. The credit risk is managed through Gold Fields’ offsetting rights of invoices against the loan advanced to the contractor. During 2021, management was unable to offset invoices against the loan as per the agreement, resulting in an increased credit risk and a recognised ECL of US$41.1 million at 31 December 2021. Refer note 13.1 and 13.2 for further details.

Derivative financial assets

The derivative financial assets are held with reputable banks and financial institutions. The Group considers that its derivate financial assets have low credit risk based on the external credit ratings of the counterparties.

Cash and cash equivalents

The Group held cash and cash equivalents of US$524.7 million (2020: US$886.8 million).

The cash and cash equivalents are held with reputable banks and financial institutions. The loss allowance for cash and cash equivalents is measured at an amount equal to the 12-month ECL. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties.

Environmental trust funds

The Group held environmental trust funds of US$88.1 million (2020: US$79.3 million).

The environmental trust funds are held with reputable banks and financial institutions. The loss allowance for environmental trust funds is measured at an amount equal to the 12-month ECL. The Group considers that its environmental trust funds have low credit risk based on the external credit ratings of the counterparties with which the funds are deposited.

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Concentration of credit risk on cash and cash equivalents and environmental trust funds is considered minimal due to the Group’s investment risk management and counterparty exposure risk management policies.

38.	RISK MANAGEMENT ACTIVITIES continued

Liquidity risk

In the ordinary course of business, the Group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns while ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.

Uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal and contingency funding requirements.

The following are the contractually due undiscounted cash flows resulting from maturities of all financial liabilities, including interest payments:

	United States Dollar
Figures in millions unless otherwise stated	Within one year	Between one and five years	After five years	Total
2021
Trade and other payables	480.5	—	—	480.5
Foreign exchange derivative contracts	6.8	—	—	6.8
Borrowings[1]
– US$ borrowings[2]
– Capital[3]	—	583.5	500.0	1,083.5
– Interest	57.5	159.4	72.7	289.6
Environmental rehabilitation costs[5]	12.0	41.5	457.0	510.5
Lease liabilities	82.0	216.4	248.7	547.1
South Deep dividend	0.8	2.9	1.7	5.4
Total	639.6	1,003.7	1,280.1	2,923.4
2020
Trade and other payables	452.0	—	—	452.0
Gold and foreign exchange derivative contracts	21.8	7.3	—	29.1
Borrowings[1]
– US$ borrowings[2]
– Capital[3]	83.5	750.0	500.0	1,333.5
– Interest	62.0	188.6	103.4	354.0
– A$ borrowings[4]
– Capital	—	200.0	—	200.0
– Interest	4.5	8.6	—	13.1
Environmental rehabilitation costs[5]	19.6	34.3	412.7	466.6
Lease liabilities	88.4	228.7	261.2	578.3
South Deep dividend	0.9	3.6	2.3	6.8
Total	732.7	1,421.1	1,279.6	3,433.4

[1]	Spot Rate: R15.94 = US$1.00 (2020: R14.69 = US$1.00).

[2]	US$ borrowings – Spot LIBOR (one month fix) rate adjusted by specific facility agreement: 0.10125% (2020: 0.1439% (one month fix)).

[3]	The capital amounts of the US$500 million five-year notes issue and the US$500 million 10-year notes issue (2020: US$500 million five-year notes issue and the US$500 million 10-year notes issue) in the table above represent the principal amounts to be repaid and differ from the carrying values presented in the statement of financial position due to the unwinding of transaction costs capitalised at inception.

[4]	AU$ borrowings Spot Bank Bill Swap Bid Rate (BBSY) (one month fix) rate adjusted by specific facility agreement for 2020 was 0.06%.

[5]	Although environmental rehabilitation costs do not meet the definition of a financial liability, the Group included the gross closure cost estimate in the undiscounted cash flows as it represents a future cash outflow (refer to note 25.1). In South Africa and Ghana, US$88.1 million (2020: US$79.3 million) of the environmental rehabilitation costs are funded through the environmental trust funds.
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Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

38.	RISK MANAGEMENT ACTIVITIES continued

Market risk

Gold Fields is exposed to market risks, including foreign currency, commodity price, equity securities price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, Gold Fields may enter into derivative financial instruments to manage some of these exposures.

The following table summarises the (loss)/gain on financial instruments recognised in profit or loss for the derivative financial instruments entered into by Gold Fields:

	United States Dollar
Figures in millions unless otherwise stated	2021	2020	2019
South Deep gold hedge	—	(84.7)	(25.8)
Ghana gold hedge	—	(78.1)	(36.6)
Ghana oil hedge	13.4	(16.9)	2.5
Peru copper hedge	(31.8)	(14.0)	—
Australia gold hedge	(25.6)	(129.6)	(178.8)
Australia oil hedge	7.6	(8.9)	2.3
Australia foreign currency hedge	—	(0.3)	(7.2)
Salares Norte foreign currency hedge	(60.0)	91.2	—
Maverix warrants – gain on fair value	(4.0)	1.3	4.2
Gain on fair value on disposal of Maverix	—	—	2.5
Other	—	1.1	(1.1)
Loss on financial instruments	(100.4)	(238.9)	(238.0)
Comprised of:
Unrealised (loss)/gain and prior year mark-to-market reversals on derivative contracts	(53.0)	176.4	(112.6)
Realised loss on derivative contracts	(43.4)	(416.6)	(132.1)
Maverix warrants – (loss)/gain on fair value	(4.0)	1.3	4.2
Gain on fair value on disposal of Maverix	—	—	2.5
Loss on financial instruments	(100.4)	(238.9)	(238.0)

Outstanding hedges

At 31 December 2021, the following hedges are outstanding:

•	Australia oil hedge – a total of 26.6 million litres of diesel at an average swap price is US$74.0 per barrel using fixed price Singapore 10ppm Gasoil cash settled swap transactions for the period January 2022 to December 2022 with a positive marked-to-market value of A$2.7 million (US$2.0 million).

•	Ghana oil hedge – a total of 41.9 million litres of diesel at an average swap price is US$75.8 per barrel using fixed price ICE Gasoil cash settled swap transactions for the period January 2022 to December 2022 with a positive marked-to-market value of US$3.1 million.

•	Salares Norte foreign currency hedge – a total notional amount of US$179.0 million at a rate of CLP/US$836.45 for the period January 2022 to December 2022 with a negative marked-to-market value of US$6.8 million.

Foreign currency sensitivity

General and policy

In the ordinary course of business, Gold Fields enters into transactions, such as gold sales, denominated in foreign currencies, primarily US Dollars. In addition, Gold Fields has investments and indebtedness in US Dollars, South African Rands and Australian Dollars.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

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38.	RISK MANAGEMENT ACTIVITIES continued

Foreign currency sensitivity continued

Gold Fields’ revenues and costs are very sensitive to the Australian Dollar/US Dollar and South African Rand/US Dollar exchange rates because revenues are generated using a gold price denominated in US Dollars, while costs of the Australian and South African operations are incurred principally in Australian Dollar and South African Rand, respectively. Depreciation of the Australian Dollar and/or South African Rand against the US Dollar reduces Gold Fields’ average costs when they are translated into US Dollars, thereby increasing the operating margin of the Australian and/or South African operations. Conversely, appreciation of the Australian Dollar and/or South African Rand results in Australian and/or South African operating costs increasing when translated into US Dollars, resulting in lower operating margins. The impact on profitability of changes in the value of the Australian Dollar and South African Rand against the US Dollar could be substantial.

A portion of the Salares Norte project’s capital expenditure is denominated in Chilean pesos. Depreciation or appreciation of the Chilean peso against the US dollar will decrease or increase their capital expenditure when translating into US Dollars. In 2020, Gold Fields entered into a foreign currency hedge to mitigate the full exchange rate exposure.

Although this exposes Gold Fields to transaction and translation exposure from fluctuations in foreign currency exchange rates, Gold Fields does not generally hedge its foreign currency exposure, although it may do so in specific circumstances, such as financing projects or acquisitions. Also, Gold Fields on occasion undertakes currency hedging to take advantage of favourable short-term fluctuations in exchange rates when management believes exchange rates are at unsustainable levels.

Currency risk only exists on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature. The Group had no significant exposure to currency risk relating to financial instruments at 31 December 2021. Differences resulting from the translation of financial statements into the Group’s presentation currency are not taken into account.

Foreign currency hedging experience

Salares Norte

In March 2020, a total notional amount of US$544.50 million was hedged at a rate of CLP/US$836.45 for the period July 2020 to December 2022.

At 31 December 2021, the mark-to-market value on the hedge was a negative US$6.8 million (2020: positive US$86.0 million) with a realised gain of US$32.9 million (2020: US$5.2 million) and an unrealised loss and prior year mark-to-market reversals of US$92.9 million (2020: gain of US$86.0 million) for the year ended 31 December 2021.

Australia

In May 2018, the Australian operations entered into Australian Dollar/US Dollar average rate forwards for a total notional US$96.0 million for the period January 2019 to December 2019 at an average strike price of A$/ US$0.7517.

In June 2018, further hedges were taken out for a total notional US$60.0 million for the same period January 2019 to December 2019 at an average strike price of A$/US$0.7330.

In September 2018, further hedges were taken out for a total notional US$100.0 million for the same period January 2019 to December 2019 at an average strike price of A$/US$0.7182.

In October 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$60.0 million at an average strike price of A$/US$0.7075.

In December 2018, further hedges were taken out for the period January 2019 to December 2019 for a notional US$50.0 million at an average strike price of A$/US$0.7150.

At 31 December 2020, the mark-to-market value on the hedges was A$nil (US$nil) with a realised loss of A$0.4 million (US$0.3 million) for the year ended 31 December 2020.

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Notes to the Consolidated Financial Statements continued
for the year ended 31 December 2021

38.	RISK MANAGEMENT ACTIVITIES continued

Commodity price hedging policy

Gold and copper

The market prices of gold and to a lesser extent copper have a significant effect on the results of operations of Gold Fields, the ability of Gold Fields to pay dividends and undertake capital expenditures, and the market price of Gold Fields’ ordinary shares. Gold and copper prices have historically fluctuated widely and are affected by numerous industry factors over which Gold Fields does not have any control. The aggregate effect of these factors on the gold and copper price, all of which are beyond the control of Gold Fields, is impossible for Gold Fields to predict.

Oil

The market price of oil has a significant effect on the results of the offshore operations of Gold Fields. The offshore operations consume large quantities of diesel in the running of their mining fleets. Oil prices have historically fluctuated widely and are affected by numerous factors over which Gold Fields does not have any control.

Commodity price hedging experience

The Group’s policy is to remain unhedged to the gold and copper price. However, hedges are sometimes undertaken as follows:

•	to protect cash flows at times of significant expenditure;

•	for specific debt servicing requirements; and

•	to safeguard the viability of higher cost operations.

To the extent that it enters into commodity hedging arrangements, Gold Fields seeks to use different counterparty banks consisting of local and international banks to spread risk. None of the counterparties is affiliated with, or related parties of, Gold Fields.

Gold and copper

Australia

In February 2018, the Australian operations entered into Asian swaps (Asian swaps are options where the payoff is determined by the average monthly gold price over the option period) for the period June 2018 to December 2018 for a total of 221,000 ounces of gold. The average strike price on the swaps was A$1,714 per ounce.

In March 2018, the Australian operations entered into zero cost collars for the period April 2018 to December 2018 for a total of 452,800 ounces of gold. The average strike prices are A$1,703 per ounce on the floor and US$1,767 per ounce on the cap.

In December 2018, additional Asian swaps were entered into for the period January 2019 to December 2019 for a notional 283,000 ounces of gold at an average strike price of A$1,751 per ounce.

In December 2018, additional zero cost collars were executed for the period January 2019 to December 2019 for a notional 173,000 ounces of gold with a strike price on the floor at A$1,720 per ounce and the strike price on the cap at A$1,789 per ounce.

In January 2019, zero cost collars were executed for the period January 2019 to December 2019 for a notional 456,000 ounces of gold with a strike price on the floor at A$1,800 per ounce and the strike price on the cap at A$1,869 per ounce.

In June 2019, a total of 480,000 ounces of the expected production for 2020 for the Australian region was hedged for the period January 2020 to December 2020 using cash-settled zero cost collars (270,000 ounce) and average rate forwards (210,000 ounce). The average strike prices are A$1,933 per ounce on the floor and A$2,014 on the cap. The average strike price on the forwards is A$1,957 per ounce.

In the first six months of 2020, 400,000 ounces of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts. Between July and October 2020, an additional 600,000 ounces of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts. The average strike price of the total 1,000,000 ounces hedged is A$2,190 per ounce.

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38.	RISK MANAGEMENT ACTIVITIES continued

Gold and copper continued

Australia continued

At 31 December 2021, the hedge had matured (2020: mark-to-market positive valuation of A$35.5 million US$27.3 million)) with a realised loss of A$41.8 million (US$31.4 million) (2020: A$292.2 million (US$201.4 million)), partially offset by an unrealised gain and prior year mark-to-market reversals of A$7.7 million (US$5.8 million) (2020: A$104.0 million US$71.8 million)) for the year ended 31 December 2021.

Peru

In November 2017, zero-cost collars were entered into for the period January 2018 to December 2018. A total volume of 29,400 tonnes was hedged, at an average floor price of US$6,600 per tonne and an average cap price of US$7,431 per tonne.

In October and November 2020, a total of 24,000 metric tonnes of copper were hedged using cash-settled zero cost collars. The hedges are for the period January 2021 to December 2021 and represent the total planned production for 2021. The average strike price is US$6,525 per metric tonnes on the floor and US$7,382 per metric tonnes on the cap.

At 31 December 2021, the hedge had matured (2020: the mark-to-market negative valuation of 2020: US$14.0 million), with a realised loss of US$45.8 million (2020: US$nil), offset by an unrealised gain and prior year mark-to-market reversals of US$14.0 million (2020: loss of US$14.0 million).

South Africa

Between October 2018 and January 2019, South Deep entered into cash-settled average rate forwards for a total of $112,613 ounces for the period June 2019 to December 2019 at an average strike rate of R617,000 per kilogram.

In June 2019, a total of 200,000 ounces of the expected production for 2020 for South Deep was hedged for the period January 2020 to December 2020 using cash-settled zero cost collars (100,000) ounce and average rate forwards (100,000) ounce. The average strike price is R660,000 per kilogram on the floor and R727,000 per kilogram on the cap. The average strike price is R681,400 per kilogram on the forwards.

At 31 December 2020, the mark-to-market value on the hedge was Rnil (US$nil) as all instruments had matured with a realised loss of R1,562.6 million (US$95.4 million), partially offset by an unrealised gain and prior year mark-to-market reversals of R176.0 million (US$10.7 million) for the year ended 31 December 2020.

Ghana

In January 2018 and April 2018, a total of 488,900 ounces of the expected production for the Ghanaian region was hedged for the period January 2018 to December 2018 using zero-cost collars. The average strike prices are US$1,300 per ounce on the floor and US$1,418 per ounce on the cap.

In June 2019, a total of 275,000 ounces of the expected production for 2020 for the Ghanaian region was hedged for the period January 2020 to December 2020 using cash-settled zero-cost collars (175,000 ounces) and average rate forwards (100,000) ounces). The average strike prices are US$1,364 per ounce on the floor and US$1,449 per ounce on the cap. The average strike price on the forwards is US$1,382 per ounce.

Subsequent to 30 June 2019, 100,000 ounces of the expected production for the Ghanaian region was hedged for the period January 2020 to December 2020 using cash-settled zero cost collars. The average strike prices are US$1,400 per ounce on the floor and US$1,557 per ounce on the cap.

At 31 December 2020, the mark-to market value on the hedge was US$nil as all the instruments matured, with a realised loss of US$114.5, partially offset by an unrealised gain and prior year mark-to-market reversals of US$36.4 million for the year ended 31 December 2020.

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Notes to the Consolidated Financial Statements continued

for the year ended 31 December 2021

38.	RISK MANAGEMENT ACTIVITIES continued

Oil

Australia

In May 2017 and June 2017, the Australian operations entered into fixed price Singapore 10ppm Gasoil cash-settled swap transactions for a total of 77.5 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$61.2 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.9 per barrel.

In June 2019 fixed price Singapore 10ppm Gasoil cash-settled swap transactions were entered into for a total of 75.0 million litres of diesel for the period January 2020 to December 2022 based on 50 per cent of usage over the specified period. The average swap price is US$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was 57.4 per barrel.

At 31 December 2021, the mark-to-market value on the hedge was a positive A$2.7 million (US$2.0 million) (2020: negative A$6.6 million (US$5.1 million)) with a realised gain of A$0.8 million (US$0.6 million) (2020: loss of A$4.9 million (US$3.4 million)) and an unrealised gain and prior year mark-to-market reversals of A$9.3 million (US$7.0 million) (2020: A$8.0 million (US$5.5 million)) for the year ended 31 December 2021.

Ghana

In May 2017 and June 2017, the Ghanaian operations entered into fixed price ICE Gasoil cash-settled swap transactions for a total of 125.8 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$457.2 per metric tonne (equivalent 61.4 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was 49.8 per barrel.

In June 2019 fixed price ICE Gasoil cash-settled swap transactions were entered into for a total of 123.2 million litres of diesel for the period January 2020 to December 2022 based on 50 per cent of usage over the specified period. The average swap price is US$575 per metric tonne (equivalent to US$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$59.2 per barrel.

At 31 December 2021, the mark-to-market value on the hedge was a positive US$3.1 million (2020: negative US$10.0 million) with a realised gain of US$0.3 million (2020: loss of US$6.8 million) and an unrealised gain and prior year mark-to-market reversals of US$13.1 million (2020: loss of US$10.1 million).

Hedge accounting

The gains and losses on the all above hedges were recognised in profit or loss and are included in the gain on financial instruments line item. The Group has not designated the instruments for hedge accounting.

IFRS 7 sensitivity analysis

IFRS 7 requires sensitivity analysis that shows the effects of reasonably possible changes of relevant risk variables on profit or loss or shareholders’ equity. The Group is exposed to commodity price, currency, interest rate and equity price risks. The effects are determined by relating the reasonably possible change in the risk variable to the balance of financial instruments at reporting date.

The amounts generated from the sensitivity analysis on the next page are forward-looking estimates of market risks assuming certain adverse or favourable market conditions occur. Actual results in the future may differ materially from those projected results and therefore should not be considered a projection of likely future events and gains/losses.

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38.	RISK MANAGEMENT ACTIVITIES continued

Commodity price hedging sensitivity

The tables below summarise the effect of a change in the loss on financial instruments on the Group’s profit or loss for the year ended 31 December 2020 in case of changes in the key inputs used to value the gold derivative contracts. The effect is not material for the year ended 31 December 2021 and has not been disclosed. The first analysis is based on the assumption that the gold forward prices have increased/decreased with all other variables held constant. The second analysis is based on the assumption that the interest rates increased/ decreased with all other variables held constant.

	United States Dollar
Sensitivity to gold forward prices	(Decrease)/increase in gold forward prices
Figures in millions unless otherwise stated	(US$150)	(US$100)	(US$50)	US$50	US$100	US$150
2020
(Increase)/decrease in loss on financial instruments	35.4	20.1	8.6	(6.5)	(11.4)	(15.0)

	United States Dollar
Sensitivity to interest rates[1]	(Decrease)/increase in interest rates
Figures in millions unless otherwise stated	(1.5%)	(1.0%)	(0.5%)	0.5%	1.0%	1.5%
2020
(Increase)/decrease in loss on financial instruments	(5.2)	(2.9)	(0.8)	3.0	4.8	6.4

[1]	In determining the interest rate sensitivity of the AUD XAU Puts only the impact of the specified interest rate change on the risk-free interest rate as used in the Black- Scholes Option pricing was considered.

Foreign currency hedging sensitivity

The tables below summarise the effect of a change in the loss on financial instruments on the Group’s profit or loss in case of changes in the key inputs used to value the Salares Norte foreign currency contracts. The first analysis is based on the assumption that the Chilean Peso exchange rates have increased/decreased with all other variables held constant. The second analysis is based on the assumption that the interest rates increased/ decreased with all other variables held constant.

	United States Dollar
Sensitivity to exchange rate	(Decrease)/increase in Chilean peso exchange rates
Figures in millions unless otherwise stated	(15.0%)	(10.0%)	(5.0%)	5.0%	10.0%	15.0%
2021
(Increase)/decrease in loss on financial instruments	22.5	11.3	1.3	(15.8)	(23.2)	(30.0)
2020
(Increase)/decrease in loss on financial instruments	74.2	49.5	24.7	(24.7)	(49.5)	(74.2)

	United States Dollar
Sensitivity to interest rates	(Decrease)/increase in interest rates
Figures in millions unless otherwise stated	(1.5%)	(1.0%)	(0.5%)	5.0%	1.0%	1.5%
2021
(Increase)/decrease in loss on financial instruments	(0.5)	(0.4)	(0.2)	0.2	0.4	0.5
2020
(Increase)/decrease in loss on financial instruments	(7.3)	(4.8)	(2.4)	2.4	4.8	7.1
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Notes to the Consolidated Financial Statements continued

for the year ended 31 December 2021

38.	RISK MANAGEMENT ACTIVITIES continued

Equity securities price risk

The Group is exposed to equity securities price risk because of investments held by the Group which are designated at fair value through OCI. To manage its price risk arising from investments in equity securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with limits set by the Group.

The Group’s equity investments are publicly traded and are listed on one of the following exchanges:

•	JSE Limited;

•	Toronto Stock Exchange; and

•	Australian Stock Exchange.

The table below summarises the impact of increases/decreases of the equity prices of listed investments at fair value through OCI on the Group’s shareholders’ equity. The analysis is based on the assumption that the share prices quoted on the exchange have increased/decreased with all other variables held constant and the Group’s investments moved according to the historical correlation with the index.

	United States Dollar
Sensitivity to equity security price	(Decrease)/increase in equity price
Figures in millions unless otherwise stated	(10.0%)	(5.0%)	5.0%	10.0%
2021
(Decrease)/increase in OCI[1]	(3.1)	(1.5)	1.5	3.1
2020
(Decrease)/increase in OCI[1]	(4.2)	(2.1)	2.1	4.2

[1]	Spot rate: R15.94 = US$1.00 (2020: R14.69 = US$1.00)

Preference shares price risk

The Group is exposed to preference shares price risk because of the Asanko preference shares which are designated at fair value through OCI. The fair value of the redeemable preference shares is based on the expected cash flows of the Asanko Gold Mine based on the life-of-mine model. Refer to note 17 for further details.

The tables below summarise the impact of increases/decreases on the Group’s shareholders’ equity in case of changes in the key inputs used to value the preference shares. The first analysis is based on the assumption that the market related discount rate have increased/decreased with all other variables held constant. The second analysis is based on the assumption that the timing of the cash flows used in the life-of-mine model increased/ decreased with all other variables held constant.

	United States Dollar
Sensitivity to preference share price risk	(Decrease)/increase in discount rate
Figures in millions unless otherwise stated	(1.0%)	(2.0%)	2.0%	1.0%
2021
Increase/(decrease) in OCI	3.5	7.1	(6.5)	(3.3)
2020
Increase/(decrease) in OCI	4.1	8.4	(7.4)	(3.8)

Sensitivity to preference share price risk	(Decrease)/increase in timing of cash flows
	1 year	1 year
Figures in millions unless otherwise stated	earlier	later
2021
Increase/(decrease) in OCI	8.5	(7.8)
2020
Increase/(decrease) in OCI	6.4	(7.2)
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38.	RISK MANAGEMENT ACTIVITIES continued

Interest rate sensitivity

General

As Gold Fields has no significant interest-bearing assets, the Group’s income and operating cash flows are substantially independent of changes in market interest rates. Gold Fields’ interest rate risk arises from borrowings.

As of 31 December 2021, Gold Fields’ borrowings amounted to US$1,078.1 million (2020: US$1,526.9 million). Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances.

LIBOR developments

Developments in respect of the proposed reform/cessation of US dollar LIBOR and the impact thereof on our LIBOR linked borrowing facilities are actively monitored. Changes to the interest rate benchmark will be considered in conjunction with the surrounding facts and circumstances at the time and appropriate changes and resetting/replacement of rates with counterparties will be negotiated and agreed. Gold Fields has negotiated a fall back provision for the US$150 million revolving senior secured credit facility that state the rate will revert to a rate equal to LIBOR. Gold Fields does not believe that LIBOR reform will have a material impact on the Group’s finance cost.

Interest rate sensitivity analysis

The portion of Gold Fields’ interest-bearing borrowings at year-end that is exposed to interest rate fluctuations is US$83.5 million (2020: US$533.5 million). These borrowings are normally rolled for periods between one and three months and are therefore exposed to the rate changes in this period. The remainder of the borrowings bear interest at a fixed rate.

US$83.5 million (2020: US$333.5 million) of the total borrowings at reporting date is exposed to changes in the LIBOR rate and US$nil (2020: US$200.0 million) is exposed to the BBSY rate. The relevant interest rates for each facility are described in note 24.

Interest rate sensitivity analysis

The table below summarises the effect of a change in finance expense on the Group’s profit or loss had LIBOR, JIBAR, Prime and BBSY differed as indicated. The analysis is based on the assumption that the applicable interest rate increased/decreased with all other variables held constant and is calculated on the weighted average borrowings for the year. All financial instruments with fixed interest rates that are carried at amortised cost are not subject to the interest rate sensitivity analysis.

	United States Dollar
Sensitivity to interest rates	Change in interest expense for a nominal change in interest rates
Figures in millions unless otherwise stated	(1.5%)	(1.0%)	(0.5%)	0.5%	1.0%	1.5%
2021
Sensitivity to LIBOR interest rates	(2.2)	(1.5)	(0.7)	0.7	1.5	2.2
Sensitivity to BBSY interest rates[1]	(2.7)	(1.8)	(0.9)	0.9	1.8	2.7
Change in finance expense	(4.9)	(3.3)	(1.6)	1.6	3.3	4.9
2020
Sensitivity to LIBOR interest rates	(1.5)	(1.0)	(0.5)	0.5	1.0	1.5
Sensitivity to BBSY interest rates[1]	(2.1)	(1.4)	(0.7)	0.7	1.4	2.1
Change in finance expense	(3.6)	(2.4)	(1.2)	1.2	2.4	3.6

[1]	Average rate: A$0.75= US$1.00 (2020: A$$0.69 = US$1.00).
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Notes to the Consolidated Financial Statements continued

for the year ended 31 December 2021

39.	CAPITAL MANAGEMENT

The primary objective of managing the Group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the Group, including capital expenditure, in a way that:

•	optimises the cost of capital

•	maximises shareholders’ returns, and

•	ensures that the Group remains in a sound financial position.

There were no changes to the Group’s overall capital management approach during the current year.

The Group manages and makes adjustments to the capital structure as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. Opportunities in the market are also monitored closely to ensure that the most efficient funding solutions are implemented.

The Group monitors capital using the ratio of net debt to adjusted EBITDA. Adjusted EBITDA is defined as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs. For external borrowings, the definition of adjusted EBITDA is as defined in the US$1,200 million term loan and revolving credit facilities agreement. Net debt is defined as total borrowing plus lease liabilities less cash and cash equivalents. The Group’s long-term target is a ratio of net debt to adjusted EBITDA of one times or lower. The bank covenants on external borrowings entered into after 1 January 2019 require a net debt to adjusted EBITDA ratio of 3.5 or below and EBITDA to net finance charges of 4.0 or above and the ratios are measured based on amounts in United States Dollar. At the date of this report, the Group was not in default under the terms of any of its outstanding credit facilities.

	United States Dollar
Figures in millions unless otherwise stated	Notes	2021	2020
Total borrowings	24	1,078.1	1,526.9
Add: Lease liability		415.5	429.0
Less: Cash and cash equivalents	21	524.7	886.8
Net debt		968.9	1,069.1
Adjusted EBITDA		2,393.6	1,910.2
Net debt to adjusted EBITDA ratio		0.40	0.56
Reconciliation of profit for the year to adjusted EBITDA:
Profit for the year		829.5	745.4
Mining and income taxation		424.9	432.5
Royalties		112.4	105.0
Finance expense		100.9	126.7
Investment income		(8.3)	(8.7)
Loss on financial instruments		100.4	238.9
Foreign exchange loss/(gain)		1.9	(8.6)
Amortisation and depreciation	2	713.2	661.3
Share-based payments		12.7	14.5
Long-term incentive plan		28.5	51.3
Restructuring costs		1.3	2.0
Silicosis settlement costs		(0.7)	0.3
Impairment, net of reversal of impairment of investments and assets		42.4	(50.6)
(Profit)/loss on disposal of assets		(8.5)	0.2
Share of results of equity accounted investees, net of taxation		32.0	2.6
Rehabilitation expense	8	10.8	1.5
Realised loss on derivative contracts		(43.4)	(416.6)
Ghana expected credit loss		41.1	29.0
Salares VAT		—	(23.9)
Other		2.5	7.4
Adjusted EBITDA		2,393.6	1,910.2
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40.	RELATED PARTIES

(a)	Subsidiaries, associates and joint ventures

The subsidiaries, associates and joint ventures of the Company are disclosed in note 42.

All transactions and balances with these related parties have been eliminated in accordance with and to the extent required by IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IAS 28 Investments in Associates and Joint Ventures.

(b)	Key management remuneration

Key management personnel include Executive Directors and prescribed officers (“Executive Committee”). The total key management remuneration amounted to US$27.9 million (2020: US$23.6 million) for 2021.

The details of key management personnel, including remuneration and participation in the Gold Fields Limited share scheme and LTIP are disclosed in note 40 (c).

(c)	Directors’ and prescribed officers’ remuneration

None of the Directors and officers of Gold Fields or, to the knowledge of Gold Fields, their families, had any interest, direct or indirect, in any transaction during the last three fiscal periods or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries, other than as stated below.

None of the Directors or officers of Gold Fields or any associate of such Director or officer is currently or has been at any time during the past three fiscal periods indebted to Gold Fields.

At 31 December 2021, the Executive Committee and Non-executive Directors’ beneficial interest in the issued and listed stated capital of the Company was 0.1% (2020: 0.3% and 2019: 0.1%). No one Director’s interest individually exceeds 1% of the issued stated capital or voting control of the Company.

Non-executive Directors (“NEDs”)

NEDs’ fees reflect their services as Directors and services on various subcommittees on which they serve.

NEDs do not participate in any of the short- or long-term incentive plans and there are no arrangements in place for compensation to be awarded in the case of loss of office.

The Remuneration Committee seeks to align NEDs’ fees to the median of an appropriate peer group and reviews fee structures for NEDs on an annual basis. Approval is sought from shareholders after recommendation by the Board at the Annual General Meeting.

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Notes to the Consolidated Financial Statements continued

for the year ended 31 December 2021

40.	RELATED PARTIES continued

Non-executive Directors (“NEDs”) continued

The following table summarises the remuneration for NEDs for the years ended 31 December 2021 and 2020:

	Directors Fees	Board fees Committee Fees	Total
	US$’000	US$’000	US$’000
C Carolus	223.7	—	223.7
R Menell[1]	27.9	—	27.9
Y Suleman	73.4	75.6	149.0
P Bacchus	83.1	90.2	173.3
S Reid[2]	104.5	47.7	152.2
T Goodlace[3]	73.4	56.9	130.3
A Andani[4]	83.1	50.2	133.3
C Letton[5]	34.4	28.3	62.7
P Mahanyele[6]	12.0	5.1	17.1
P Sibiya[7]	61.4	43.2	104.6
J McGill[8]	9.2	—	9.2
Total - 2021	786.1	397.2	1,183.3
C Carolus	194.9	—	194.9
R Menell	126.9	—	126.9
Y Suleman	63.4	64.3	127.7
P Bacchus	80.4	84.2	164.6
S Reid[2]	80.4	56.4	136.8
T Goodlace	63.4	44.1	107.5
A Andani[4]	80.4	42.0	122.4
C Letton	80.4	68.0	148.4
P Mahanyele	63.4	27.7	91.1
Total - 2020	833.6	386.7	1,220.3

[1]	R Menell resigned from the Board on 10 March 2021.
[2]	S Reid is a director of Gold Fields Netherlands Services BV and Gold Fields Orogen Holdings (BVI) Limited. He received US$36,825 (2020: US$34,960) for duties performed on behalf of these entities. He was appointed as lead independent director on 1 September 2021 with an all-inclusive ZAR-based fee.
[3]	T Goodlace was appointed to the Nominating Committee effective 23 November 2021. He was paid pro-rate fees for November 2021 plus the full monthly fee for December 2021, in February 2022.
[4]	A Andani is a director of GF Ghana Limited and Abosso Goldfields Limited. He received US$74,025 (2020: US$69,682) for duties performed on behalf of these entities. He was appointed Chair of the Capital Projects Committee on 1 June 2021.
[5]	C Letton resigned from the Board on 31 May 2021.
[6]	P Mahanyele resigned from the Board on 28 February 2021.
[7]	P Sibiya was appointed to the Board on 1 March 2021.
[8]	J McGill was appointed to the Board on 22 November 2021 and only received Directors fees for this period. Committee appointments are expected by February 2022.
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40.	RELATED PARTIES continued

Executive Committee

The following table summarises the remuneration for Executive Directors and prescribed officers for the years ended 31 December 2021 and 2020:

	Salary[1] US$’000	Pension fund contribution US$’000	Cash incentive[2] US$’000	Other[3] US$’000	Share-based payment expense[4] US$’000	Total US$’000
Executive directors
C Griffith[5]	719.5	17.7	748.2	—	302.7	1,788.1
N Holland[6]	318.5	6.1	741.1	757.3	2,103.5	3,926.5
P Schmidt[7]	641.9	48.9	470.3	4.9	1,400.3	2,566.3
	1,679.9	72.7	1,959.6	762.2	3,806.5	8,280.9
Prescribed officers
L Rivera[8]	812.8	335.7	—	451.0	1,019.7	2,619.2
A Baku[9]	874.1	201.1	530.4	3,533.4	1,217.7	6,356.7
R Butcher	429.3	36.9	261.2	—	443.5	1,170.9
N Chohan	368.0	32.0	263.7	1.2	648.6	1,313.5
B Mattison[10]	466.2	25.5	306.8	1.7	826.9	1,627.1
T Leishman[11]	375.9	26.6	251.3	1.5	652.1	1,307.4
A Nagaser	266.1	27.6	183.4	11.1	396.0	884.2
S Mathews[12]	564.7	40.2	337.0	27.3	793.3	1,762.5
M Preece[13]	545.6	26.7	333.1	1.0	614.4	1,520.8
R Bardien[14]	323.6	27.4	219.2	1.8	512.2	1,084.2
	5,026.3	779.7	2,686.1	4,030.0	7,124.4	19,646.5
Total - 2021	6,706.2	852.4	4,645.7	4,792.2	10,930.9	27,927.4
Executive directors
N Holland	1,174.2	21.7	904.3	3.1	1,976.1	4,079.4
P Schmidt	574.3	42.6	446.6	1.7	1,690.2	2,755.4
	1,748.5	64.3	1,350.9	4.8	3,666.3	6,834.8
Prescribed officers
L Rivera[8]	708.6	130.4	—	389.4	1,147.1	2,375.5
A Baku[9]	859.3	197.7	564.1	184.3	1,635.9	3,441.3
R Butcher	382.8	38.3	235.4	—	559.4	1,215.9
N Chohan	318.7	27.0	227.4	1.8	823.0	1,397.9
B Mattison	416.8	22.2	281.1	0.1	1,150.0	1,870.2
T Leishman[11]	327.5	23.1	224.7	53.0	856.6	1,484.9
A Nagaser	229.5	23.8	158.1	0.4	526.2	938.0
S Mathews[12]	493.6	56.9	333.6	25.1	906.1	1,815.3
M Preece[13]	475.4	23.2	302.6	2.9	508.4	1,312.5
R Bardien[14]	279.0	23.6	117.6	—	539.8	960.0
	4,491.2	566.2	2,444.6	657.0	8,652.5	16,811.5
Total - 2020	6,239.7	630.5	3,795.5	661.8	12,318.8	23,646.3

[1]	The total US$ amounts paid for 2021 and included in salary were as follows: C Griffith US$244,500 (2020: US$nil), NJ Holland US$106,950 (2020: US$424,550), P Schmidt US$131,500 (2020: US$129,600) and B Mattison US$93,500 (2020: US$92,100).
[2]	The annual bonuses for the year ended 31 December 2020 and 31 December 2021 were paid in February/March 2020 and February/March 2021, respectively.
[3]	Other payments include business related reimbursements and incidental payments unless otherwise stated.
[4]	The share-based payment expense is calculated in terms of IFRS and is not the cash amounts paid.
[5]	C Griffith was appointed CEO on 1 April 2021.
[6]	NJ Holland retired effective 31 March 2021. Other payments for 2021 include a termination payment in line with his retirement agreement of which US$215,881 was in US$.
[7]	Other payments for 2021 include a long-service award payment of US$2,500 for 25 years’ service.
[8]	Other payments for 2020 and 2021 include advance payment of portion of estimated Utilidades and a recognition award for 2021. Benefits included use of a company-owned vehicle.
[9]	A Baku resigned on 31 December 2021. Other payments for 2020 relate to leave encashment and leave travel allowance and for 2021 termination payment and leave encashment. Benefits include use of a company-owned vehicle.
[10]	Other payments for 2021 relate to forced leave encashment in accordance with the Company policy.
[11]	Other payments for 2021 relate to forced leave encashment in accordance with the Company policy and 2020 relate to an approved bonus for handover to the newly appointed Company Secretary, for her role as acting Company Secretary.
[12]	Other payments for 2020 and 2021 relate to bonus payment for most improved and best operation bonus scheme. May avail of company-provided local transportation at operations, on non-exclusive basis.
[13]	M Preece may avail of company-provided local transportation at operations, on a non-exclusive basis.
[14]	Elected prior to the determination of the annual performance bonus for 2020, in line with the rules of the MSR policy, to defer 40% of her 2020 cash bonus (US$78,398) into Restricted Shares. Prior to such election her full calculated annual performance bonus for 2020 was US$195,995.
II-218

Gold Fields Annual Financial Report including Governance Report	2021

Notes to the Consolidated Financial Statements continued

for the year ended 31 December 2021

41.	SEGMENT REPORT

Financial summary

	South Africa	Ghana				Peru	Chile	Australia					Corporate	Group including Asanko	Group excluding Asanko
Figures in millions unless otherwise stated	South Deep[1]	Tarkwa	Damang	Asanko[2]	Total Ghana	Cerro Corona	Salares Norte[8]	St Ives	Agnew	Granny Smith	Gruyere	Total Australia	and other[3]	proportionately consolidated	equity accounted
INCOME STATEMENT
for the year ended 31 December 2021
Revenue	523.8	936.9	457.5	172.1	1,566.5	434.8	—	705.5	402.0	510.4	224.4	1,842.3	—	4,367.3	4,195.2
Cost of sales	(347.9)	(482.4)	(242.7)	(132.7)	(857.9)	(263.9)	—	(358.6)	(237.3)	(265.6)	(158.7)	(1,020.4)	(17.4)	(2,507.5)	(2,374.9)
Cost of sales before gold inventory change and amortisation and depreciation	(312.2)	(339.7)	(222.0)	(115.0)	(676.7)	(190.0)	—	(268.4)	(168.2)	(191.3)	(92.5)	(720.5)	—	(1,899.4)	(1,784.5)
Gold inventory change	7.3	29.6	71.9	4.6	106.0	14.4	—	(5.1)	(4.3)	(2.1)	11.3	(0.3)	—	127.4	122.8
Amortisation and depreciation	(43.0)	(172.3)	(92.6)	(22.3)	(287.2)	(88.3)	—	(85.1)	(64.8)	(72.2)	(77.5)	(299.6)	(17.4)	(735.5)	(713.2)
Other costs	(6.0)	(0.7)	(2.0)	(3.7)	(6.4)	(10.5)	(9.1)	(11.6)	0.7	0.2	(0.3)	(11.0)	(43.7)	(86.8)	(83.1)
Investment income	2.6	6.0	0.8	—	6.8	—	—	—	—	—	—	—	(1.1)	8.3	8.3
Finance expense	(1.9)	(15.5)	(8.0)	—	(23.5)	(5.6)	—	(1.0)	(5.2)	(2.1)	(10.4)	(18.7)	(51.2)	(100.9)	(100.9)
Loss on financial instruments	—	11.6	1.8	—	13.4	(31.8)	(60.0)	(11.0)	(7.4)	(8.0)	(4.3)	(30.7)	8.7	(100.4)	(100.4)
Share-based payments	(0.3)	(2.1)	(0.1)	—	(2.2)	(1.5)	(0.2)	(0.6)	(0.5)	(0.5)	(0.2)	(1.8)	(6.7)	(12.7)	(12.7)
Long-term incentive plan	(1.6)	(5.5)	(1.7)	—	(7.2)	(1.0)	(0.6)	(2.9)	(1.9)	(2.8)	(1.4)	(9.0)	(9.1)	(28.5)	(28.5)
Exploration expense	—	(3.0)	(6.6)	—	(9.6)	(1.6)	(27.2)	(9.7)	(4.5)	(5.6)	(1.5)	(21.3)	(0.9)	(60.6)	(60.6)
Restructuring costs	—	(1.3)	—	—	(1.3)	—	—	—	—	—	—	—	—	(1.3)	(1.3)
Ghana ECL	—	(23.4)	(17.7)	—	(41.1)	—	—	—	—	—	—	—	—	(41.1)	(41.1)
Silicosis settlement costs	—	—	—	—	—	—	—	—	—	—	—	—	0.7	0.7	0.7
Impairment and reversal of impairment of
investments and assets, net	—	—	—	—	—	(1.6)	—	(9.4)	(0.6)	—	—	(10.0)	(30.8)	(42.4)	(42.4)
Profit/(loss) on disposal of assets	0.2	—	—	—	—	—	—	7.4	1.5	(0.2)	(0.4)	8.3	—	8.5	8.5
Royalties	(2.6)	(37.5)	(18.3)	(8.6)	(64.4)	(8.0)	—	—	—	—	—	(46.0)	—	(121.0)	(112.4)
Mining and income tax	(51.8)	(123.3)	(64.3)	—	(187.6)	(54.5)	84.8	—	—	—	—	(206.0)	(9.8)	(424.9)	(424.9)
Current taxation	—	(110.3)	(81.1)	—	(191.4)	(61.2)	(1.9)	—	—	—	—	(166.1)	(28.0)	(448.6)	(448.6)
Deferred taxation	(51.8)	(13.0)	16.8	—	3.8	6.7	86.7	—	—	—	—	(39.9)	18.2	23.7	23.7
Profit for the year	114.5	259.8	98.7	27.0	385.4	54.8	(12.3)	—	—	—	—	475.8	(161.3)	856.5	829.5
Profit attributable to:
– Owners of the parent	110.4	233.8	88.9	27.0	349.6	54.5	(12.3)	—	—	—	—	475.8	—	816.3	789.3
– Non-controlling interest holders	4.1	26.0	9.8	—	35.8	0.3	—	—	—	—	—	—	—	40.2	40.2
STATEMENT OF FINANCIAL POSITION
at 31 December 2021
Total assets (excluding deferred taxation)	898.3	1,786.3	372.7	—	2,159.0	797.2	589.5	849.3	815.7	431.8	255.8	2,352.6	291.6	7,088.2	7,088.2
Total liabilities (excluding deferred taxation)	1,117.9	359.1	137.3	—	496.4	294.1	662.4	160.9	162.4	132.7	127.8	583.8	(436.8)	2,717.8	2,717.8
Net deferred taxation (assets)/liabilities	(114.2)	261.8	22.0	—	283.8	50.3	(86.7)	—	—	—	—	148.7	(41.6)	240.3	240.3
Capital expenditure[6]	89.3	209.0	23.4	20.5	252.9	55.7	374.9	103.3	88.2	100.4	43.7	335.6	0.8	1,109.2	1,088.7

The above is a geographical analysis presented by location of assets.

The Group’s operations are primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside South Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South Deep mine, in Ghana, Tarkwa, Damang and Asanko mines, in Australia, St Ives, Agnew, Granny Smith and Gruyere, in Peru, the Cerro Corona mine and in Chile, the Salares Norte Project. The Group also has exploration interests which are included in the “Corporate and other” segment. Refer to accounting policies on segment reporting on page 162.

Figures may not add as they are rounded independently.

[1]	The income statement and statement of financial position of South Deep is that of the operating mine and does not include any of the adjustments made in respect of the purchase price allocation relating to the acquisition of South Deep. South Deep Gold mine, being an unincorporated joint venture, is not liable for taxation. Taxation included in South Deep is indicative, as tax is provided in the holding companies at a rate of 29%.
[2]	For the purpose of the review of the segment by the CODM, Asanko’s income statement is proportionately consolidated in the Ghana segment. Equity Accounted Joint Venture carried at US$59.5 million.
[3]	“Corporate and other” represents the items to reconcile segment data to consolidated financial statement totals, including the elimination of intercompany transactions and balances as well as the Group’s exploration interests. This does not represent a separate segment as it does not generate revenue. Included in “Corporate and other” is the adjustment made in respect of the purchase price allocation of South Deep.
[4]	Other costs “Corporate and other” comprise share of losses of equity-accounted investees, net of taxation of US$32.0 million, (which include the impairment of mining assets at Asanko Gold Mine of US$52.8 million) and the balance of US$11.7 million expenses which consists mainly of corporate related costs.
[5]	The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.
[6]	Capital expenditure for the year ended 31 December 2021.
[7]	Includes revenue from the sale of copper amounting to US$232.3 million.
[8]	In 2021 Salares Norte became a reportable segment, as the CODM has started monitoring the capital expenditure and progress towards completion. The comparative figures have been disclosed.
II-219

41.	SEGMENT REPORT continued

Financial summary

	South Africa	Ghana				Peru	Chile	Australia
Figures in millions unless otherwise stated	South Deep[1]	Tarkwa	Damang	Asanko[2]	Total Ghana	Cerro Corona	Salares Norte[8]	St Ives	Agnew	Granny Smith	Gruyere	Total Australia	Corporate and other[3]	Group including Asanko	Group excluding Asanko
INCOME STATEMENT
for the year ended 31 December 2020
Revenue	400.1	927.7	400.8	188.2	1,516.7	368.8	—	691.4	411.5	466.4	225.4	1,794.7	—	4,080.3	3,892.1
Cost of sales	(258.1)	(465.1)	(247.5)	(117.0)	(829.6)	(232.0)	—	(347.5)	(228.3)	(228.3)	(131.6)	(935.9)	(11.9)	(2,267.4)	(2,150.4)
Cost of sales before gold inventory change and amortisation and depreciation	(227.2)	(294.5)	(233.1)	(107.1)	(634.7)	(158.3)	—	(240.7)	(157.3)	(170.2)	(73.4)	(641.6)	0.1	(1,661.7)	(1,554.6)
Gold inventory change	(1.8)	(2.4)	61.2	13.0	71.8	3.9	—	6.6	(5.4)	3.1	0.3	4.5	—	78.5	65.5
Amortisation and depreciation	(29.1)	(168.2)	(75.6)	(22.9)	(266.7)	(77.6)	—	(113.4)	(65.6)	(61.2)	(58.5)	(298.8)	(12.0)	(684.2)	(661.3)
Other costs	(1.5)	(1.7)	(2.7)	(2.3)	(6.7)	(4.8)	21.6	(3.3)	(1.7)	(2.6)	(0.1)	(7.8)	(8.6)	(67.2)	(5.5)
Investment income	1.7	9.6	0.8	—	10.4	—	—	0.2	0.1	0.1	—	0.4	(3.8)	8.7	8.7
Finance expense	(2.0)	(14.7)	(11.7)	—	(26.4)	(5.6)	—	(1.7)	(5.1)	(2.4)	(10.0)	(19.2)	(73.5)	(126.7)	(126.7)
Loss on financial instruments	(84.7)	(67.2)	(26.7)	—	(93.9)	(14.0)	91.2	(80.1)	(48.0)	(51.6)	(25.4)	(205.1)	67.6	(238.9)	(238.9)
Share-based payments	0.6	(2.9)	—	—	(2.9)	(1.5)	—	(0.8)	(0.6)	(0.8)	(0.6)	(2.8)	(7.9)	(14.5)	(14.5)
Long-term incentive plan	(5.0)	(8.1)	(3.1)	—	(11.2)	(5.3)	—	(6.0)	(4.1)	(4.6)	(1.5)	(16.2)	(13.6)	(51.3)	(51.3)
Exploration expense	—	—	—	—	—	(1.4)	(30.1)	(7.5)	(2.0)	(6.2)	(1.2)	(16.9)	(1.3)	(49.7)	(49.7)
Profit on disposal of Maverix Metals Incorporated	—	(1.2)	—	—	(1.2)	—	—	(0.8)	—	—	—	(0.8)	—	(2.0)	(2.0)
Tarkwa expected credit loss	—	(29.0)	—	—	(29.0)	—	—	—	—	—	—	—	—	(29.0)	(29.0)
Silicosis settlement costs	—	—	—	—	—	—	—	—	—	—	—	—	(0.3)	(0.3)	(0.3)
Impairment and reversal of impairment of investments and assets, net	—	—	(9.8)	—	(9.8)	(1.9)	—	—	—	—	—	—	62.3	50.6	50.6
Profit/(loss) on disposal of assets	0.1	—	—	—	—	—	—	—	0.2	(0.5)	—	(0.3)	—	(0.2)	(0.2)
Royalties	(2.0)	(37.1)	(16.0)	(9.4)	(62.5)	(5.6)	—	—	—	—	—	(44.3)	—	(114.4)	(105.0)
Mining and income tax	(13.9)	(136.8)	(38.9)	—	(175.7)	(42.8)	(7.4)	—	—	—	—	(164.7)	(28.0)	(432.5)	(432.5)
Current taxation	—	(129.6)	—	—	(129.6)	(52.2)	(7.4)	—	—	—	—	(166.0)	(11.3)	(366.5)	(366.5)
Deferred taxation	(13.9)	(7.2)	(38.9)	—	(46.1)	9.4	—	—	—	—	—	1.3	(16.7)	(66.0)	(66.0)
Profit/(loss) for the year	35.3	173.5	45.2	59.4	278.1	53.9	75.3	—	—	—	—	381.2	(19.0)	804.9	745.4
Profit/(loss) attributable to :															—
– Owners of the parent	35.0	156.2	40.7	59.4	256.3	53.6	75.3	—	—	—	—	381.2	(19.0)	782.5	723.0
– Non-controlling interest holders	0.3	17.3	4.5	—	21.8	0.3	—	—	—	—	—	—	—	22.4	22.4
STATEMENT OF FINANCIAL POSITION
at 31 December 2020
Total assets (excluding deferred taxation)	881.2	2,035.1	534.0	—	2,569.1	771.8	288.8	802.5	755.4	367.6	682.7	2,608.2	113.7	7,232.8	7,232.8
Total liabilities (excluding deferred taxation)	1,287.2	359.7	375.6	—	735.3	318.1	362.7	171.9	173.4	222.4	583.5	1,151.2	(709.8)	3,144.7	3,144.7
Net deferred taxation (assets)/liabilities	(176.0)	248.9	38.8	—	287.7	57.0	—	—	—	—	—	124.1	(32.8)	259.9	259.9
Capital expenditure[6]	49.1	147.2	19.9	31.2	198.3	49.9	96.8	73.5	51.9	66.4	28.0	219.8	1.0	614.9	583.7

The above is a geographical analysis presented by location of assets.

The Group’s operations are primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside South Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South Deep mine, in Ghana, Tarkwa, Damang and Asanko mines, in Australia, St Ives, Agnew, Granny Smith and Gruyere and in Peru, the Cerro Corona mine. The Group also has exploration interests which are included in the “Corporate and other” segment. Refer to accounting policies on segment reporting on page 162.

Figures may not add as they are rounded independently.

[1]	The income statement and statement of financial position of South Deep is that of the operating mine and does not include any of the adjustments made in respect of the purchase price allocation relating to the acquisition of South Deep. South Deep Gold mine, being an unincorporated joint venture, is not liable for taxation. Taxation included in South Deep is indicative, as tax is provided in the holding companies at a rate of 29%.
[2]	For the purpose of the review of the segment by the CODM, Asanko’s income statement is proportionately consolidated in the Ghana segment. Equity Accounted Joint Venture carried at US$88.9 million.
[3]	“Corporate and other” represents the items to reconcile segment data to consolidated financial statement totals, including the elimination of intercompany transactions and balances as well as the Group’s exploration interests. This does not represent a separate segment as it does not generate revenue. Included in “Corporate and other” is the adjustment made in respect of the purchase price allocation of South Deep.
[4]	Other costs “Corporate and other” comprise share of losses of equity-accounted investees, net of taxation of US$2.6 million and the balance of US$6.0 million consists mainly of corporate related costs.
[5]	The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.
[6]	Capital expenditure for the year ended 31 December 2020.
[7]	Includes revenue from the sale of copper amounting to US$144.1 million.
[8]	In 2021 Salares Norte became a reportable segment, as the CODM has started monitoring the capital expenditure and progress towards completion. The comparative figures have been disclosed.
II-220

Gold Fields Annual Financial Report including Governance Report	2021

Notes to the Consolidated Financial Statements continued

for the year ended 31 December 2021

41.	SEGMENT REPORT continued

Financial summary

	South Africa	Ghana				Peru	Australia					Corporate	Group	Group
Figures in millions unless otherwise stated	South Deep[1]	Tarkwa	Damang	Asanko[2]	Total Ghana	Cerro Corona	St Ives	Agnew/ Lawlers	Granny Smith	Gruyere	Total Australia	and other[3]	including Asanko	excluding Asanko
INCOME STATEMENT
for the year ended 31 December 2019
Revenue	314.8	720.4	288.3	153.3	1,162.0	399.0	505.0	304.6	383.8	51.2	1,244.6	—	3,120.4	2,967.1
Cost of sales	(275.1)	(497.2)	(195.5)	(133.4)	(826.1)	(255.0)	(333.8)	(224.9)	(212.7)	(28.2)	(799.7)	(10.9)	(2,166.9)	(2,033.5)
Cost of sales before gold inventory change and amortisation and depreciation	(245.9)	(329.8)	(150.4)	(88.7)	(568.9)	(168.4)	(231.3)	(164.6)	(157.0)	(19.1)	(572.1)	0.1	(1,555.2)	(1,466.5)
Gold inventory change	3.7	14.4	8.8	(1.7)	21.5	6.0	2.5	2.6	(0.3)	5.4	10.2	—	41.3	43.0
Amortisation and depreciation	(32.9)	(181.8)	(53.9)	(43.0)	(278.7)	(92.6)	(105.0)	(62.9)	(55.4)	(14.5)	(237.8)	(11.0)	(653.0)	(610.0)
Other income/(costs)	(3.0)	(12.8)	(14.3)	(8.0)	(35.1)	(4.7)	(5.4)	(0.4)	(7.9)	(0.4)	(14.1)	(20.8)	(77.7)	(69.7)
Investment income	1.0	10.1	—	—	10.1	—	0.4	0.3	0.3	—	1.0	(4.8)	7.3	7.3
Finance expense	(6.6)	(12.9)	(14.3)	—	(27.2)	(7.0)	(2.7)	(2.1)	(2.7)	(3.2)	(10.7)	(50.7)	(102.2)	(102.2)
Loss on financial instruments	(25.8)	(23.8)	(11.3)	—	(35.1)	—	(49.3)	(28.7)	(39.3)	(8.5)	(125.8)	(51.3)	(238.0)	(238.0)
Share-based payments	0.8	(3.4)	(1.8)	—	(5.2)	(1.1)	(1.7)	(1.2)	(1.3)	(0.3)	(4.5)	(10.5)	(20.5)	(20.5)
Long-term incentive plan	(1.0)	(0.7)	(0.3)	—	(1.0)	(0.4)	(0.5)	(0.4)	(0.4)	(0.1)	(1.4)	(5.3)	(9.1)	(9.1)
Exploration expense	—	—	—	—	—	(4.4)	(10.0)	(2.8)	(17.0)	(0.2)	(30.0)	(50.0)	(84.4)	(84.4)
Profit on disposal of Maverix Metals Incorporated	—	—	—	—	—	—	—	—	—	—	—	14.6	14.6	14.6
Restructuring costs	(0.3)	(0.3)	—	—	(0.3)	—	—	—	—	—	—	—	(0.6)	(0.6)
Silicosis settlement costs	—	—	—	—	—	—	—	—	—	—	—	1.6	1.6	1.6
Impairment, net of reversal of impairment of investments and assets	—	—	—	—	—	(0.2)	—	—	—	—	—	(9.6)	(9.8)	(9.8)
Profit on disposal of assets	0.7	0.2	0.1	—	0.3	—	(0.4)	0.3	0.3	—	0.2	—	1.2	1.2
Royalties	(1.6)	(25.8)	(10.3)	(7.7)	(43.8)	(5.5)	—	—	—	—	(30.5)	—	(81.4)	(73.7)
Mining and income tax	3.4	(52.4)	(15.1)	0.2	(67.3)	(37.6)	—	—	—	—	(69.9)	(4.0)	(175.4)	(175.6)
Current taxation	—	(72.5)	—	—	(72.5)	(56.3)	—	—	—	—	(55.7)	(6.1)	(190.6)	(190.6)
Deferred taxation	3.4	20.1	(15.1)	0.2	5.2	18.7	—	—	—	—	(14.2)	2.1	15.2	15.0
Profit/(loss) for the year	7.2	101.3	25.5	4.3	131.1	83.1	—	—	—	—	159.3	(201.7)	179.1	174.7
Profit/(loss) attributable to :
– Owners of the parent	7.2	91.2	22.9	4.3	118.4	82.7	—	—	—	—	159.3	(201.7)	166.0	161.6
– Non-controlling interest holders	—	10.1	2.6	—	12.7	0.4	—	—	—	—	—	—	13.1	13.1
STATEMENT OF FINANCIAL POSITION
at 31 December 2019
Total assets (excluding deferred taxation)	875.0	1,773.8	440.5	—	2,214.3	744.4	792.7	567.0	419.2	650.4	2,429.3	32.8	6,295.8	6,295.8
Total liabilities (excluding deferred taxation)	1,357.9	276.9	361.6	—	638.5	232.1	160.1	114.9	122.0	600.8	997.8	(7.3)	3,219.0	3,219.0
Net deferred taxation (assets)/liabilities	(201.0)	241.6	(0.1)	—	241.5	66.4	—	—	—	—	114.7	(53.4)	168.1	168.1
Capital expenditure[6]	33.1	125.5	76.3	26.8	228.6	56.1	98.3	76.1	72.2	72.1	318.7	2.8	639.3	612.5

The above is a geographical analysis presented by location of assets.

The Group’s continuing operations are primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside South Africa. The segment results have been prepared and presented based on management’s reporting format. Gold mining operations are managed and internally reported based on the following geographical areas: in South Africa, South Deep mine, in Ghana, Tarkwa and Damang mines, in Australia, St Ives, Agnew/ Lawlers, Granny Smith and Gruyere Gold project and in Peru, the Cerro Corona mine. Whilst the Gruyere Gold project does not meet the quantitative criteria for disclosure as a separate segment, it is expected to become a significant contributor to the Group’s performance in future years as the project is being developed. The Group also has exploration interests which are included in the “Corporate and other” segment. Refer to accounting policies on segment reporting on page 162.

Figures may not add as they are rounded independently.

[1]	The income statement and statement of financial position of South Deep is that of the operating mine and does not include any of the adjustments made in respect of the purchase price allocation relating to the acquisition of South Deep. South Deep Gold mine, being an unincorporated joint venture, is not liable for taxation. Taxation included in South Deep is indicative, as tax is provided in the holding companies at a rate of 29%.
[2]	For the purpose of the review of the segment by the CODM, Asanko’s income statement is proportionately consolidated in the Ghana segment. Equity accounted joint venture carried at US$89.9 million.
[3]	“Corporate and other” represents the items to reconcile segment data to consolidated financial statement totals, including the elimination of intercompany transactions and balances as well as the Group’s exploration interests. This does not represent a separate segment as it does not generate revenue. Included in “Corporate and other” is the adjustment made in respect of the purchase price allocation of South Deep.
[4]	Other costs “Corporate and other” comprise share of profit of equity-accounted investees, net of taxation of US$3.1 million, loss on buy-back of the US$1 billion notes of US$5.0 million and the balance of US$18.9 million consists mainly of corporate-related costs.
[5]	The Australian operations are entitled to transfer and off-set profits and losses from one company to another, therefore it is not meaningful to split the royalties, income or deferred taxation.
[6]	Capital expenditure for the year ended 31 December 2019.
[7]	Includes revenue from the sale of copper amounting to US$165.1 million
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42.	MAJOR GROUP INVESTMENTS – DIRECT AND INDIRECT

		Shares held		Group beneficial interest
	Notes	2021	2020	2021	2020
Subsidiaries
Unlisted
Abosso Goldfields Ltd[6]
– Class “A” shares	1	49,734,000	49,734,000	90.0%	90.0%
– Class “B” shares	1	4,266,000	4,266,000	90.0%	90.0%
Agnew Gold Mining Company Pty Ltd	2	54,924,757	54,924,757	100.0%	100.0%
Darlot Mining Company Pty Ltd	2	1	1	100.0%	100.0%
GFI Joint Venture Holdings (Pty) Ltd	3	311,668,564	311,668,564	100.0%	100.0%
GFL Mining Services Ltd	3	235,676,387	235,676,387	100.0%	100.0%
Gold Fields Ghana Ltd[7]	1	900	900	90.0%	90.0%
Gold Fields Group Services (Pty) Ltd	3	1	1	100.0%	100.0%
Gold Fields Holdings Company Ltd	5	4,084	4,084	100.0%	100.0%
Gold Fields La Cima S.A.[8]	4	1,426,050,205	1,426,050,205	99.5%	99.5%
Gold Fields Operations Ltd	3	156,279,947	156,279,947	100.0%	100.0%
Gold Fields Orogen Holding (BVI) Ltd	5	1,224	356	100.0%	100.0%
Gruyere Mining Company Pty Ltd	2	1	1	100.0%	100.0%
GSM Mining Company Pty Ltd	2	1	1	100.0%	100.0%
Newshelf 899 (Pty) Ltd	3
– Class “A” shares[9]		90,000,000	90,000,000	100.0%	100.0%
– Class “B” shares[10]		10,000,000	10,000,000	—%	—%
St Ives Gold Mining Company Pty Ltd	2	281,051,329	281,051,329	100.0%	100.0%

[1]	Incorporated in Ghana.
[2]	Incorporated in Australia.
[3]	Incorporated in the Republic of South Africa.
[4]	Incorporated in Peru.
[5]	Incorporated in the British Virgin Islands.
[6]	Abosso Goldfields Ltd (“Abosso”) owns the Damang operation in Ghana. The accumulated non-controlling interest of Abosso at 31 December 2021 amounts to US$21.3 million (2020: US$12.0 million). A dividend of US$4.9 million was declared to non-controlling interest during 2021 (2020: US$$4.5 million). Refer to the segment reporting, note 41, for summarised financial information of Damang.
[7]	Gold Fields Ghana Ltd (“GFG”) owns the Tarkwa operation in Ghana. The accumulated non-controlling interest of GFG at 31 December 2021 amounts to US$116.5 million (2020: US$142.7 million). A dividend of US$45.9 million was advanced to non-controlling interest during 2021 (2020: US$5.1 million). Refer to the segment reporting, note 41, for summarised financial information of Tarkwa.
[8]	Gold Fields La Cima S.A. (“La Cima”) owns the Cerro Corona operation in Peru. The accumulated non-controlling interest of La Cima at 31 December 2021 amounts to US$2.1 million (2020: US$1.9 million). A dividend of US$nil was paid to non-controlling interest during 2021 (2020: US$0.5 million). Refer to the segment reporting, note 41, financial information of Cerro Corona.
[9]	The South Deep Joint Venture (“SDJV”) owns and operates the South Deep Gold Mine. The SDJV is an unincorporated joint venture between Gold Fields Operations Limited (“GFO”) and GFI Joint Venture Holdings Proprietary Limited (“GFIJVH”). GFO and GFIJVH are wholly owned subsidiaries of Newshelf 899 Proprietary Limited (“Newshelf”). The share capital of Newshelf comprises of:
•	90,000,000 “A” shares, representing 90% of Newshelf’s equity. Gold Fields Limited is the holder of the “A” shares; and
•	10,000,000 “B” shares, representing 10% of Newshelf’s equity. South Deep’s BEE shareholders are the holders of the “B” shares.
[10]	The “B” shares entitle the BEE shareholders to a cumulative preferential dividend of R20.0 million per annum for the first 10 years (expired in December 2020), R13.3 million per annum for the next five years and R6.7 million for the five years thereafter. After 20 years, this preferential dividend will cease. The “B” shares’ rights to participate in the profits of Newshelf over and above the cumulative preferred dividend were initially suspended. The suspension will be lifted over a 20 years period on a phased-in basis as follows:
•	after 10 years, in respect of one-third of the “B” shares;
•	after 15 years, in respect of another one-third of the “B” shares; and
•	after 20 years, in respect of the remaining one-third of the “B” shares.

After 20 years, all of the “B” shares will substantially have the same rights as the “A” shares. The BEE shareholders must retain ownership of the “B” shares for 30 years.

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Notes to the Consolidated Financial Statements continued

for the year ended 31 December 2021

42.	MAJOR GROUP INVESTMENTS – DIRECT AND INDIRECT continued

	Shares held		Group beneficial interest
	2021	2020	2021	2020
Other[1]
Listed associates
Rusoro Mining Limited	140,000,001	140,000,001	25.7%	25.7%
Lunnon Metals Limited	44,711,062	—	31.7%	—%
Joint ventures
Far Southeast Gold Resources Incorporated	1,737,699	1,737,699	40.0%	40.0%
Asanko Gold Ghana Limited	450,000,000	450,000,000	45.0%	45.0%
Adansi Gold Company Limited	100,000	100,000	50.0%	50.0%
Shika Group Finance Limited	10,000	10,000	50.0%	50.0%
Listed equity investments
Galiano Gold Inc. (formerly Asanko Gold Inc.)	21,971,657	21,971,657	9.8%	9.8%
Bezant Resources PLC	—	17,945,922	—%	0.6%
Hamelin Gold Limited	11,000,000	—	10.0%	—%
RareX Limited	710,592	710,592	0.2%	0.2%
Consolidated Woodjam Copper Corporation[2]	16,115,740	16,115,740	13.3%	16.3%
Lefroy Exploration Limited[2]	21,613,910	21,613,910	15.0%	18.0%
Magmatic Resources Limited	19,200,000	19,200,000	7.5%	10.9%
Orsu Metals Corp	2,613,491	2,613,491	6.0%	6.1%
Chakana Copper Corp[2]	22,270,791	15,686,275	19.9%	16.8%
Amarc Resources Limited	5,000,000	5,000,000	2.8%	2.8%

[1]	Only major investments are listed individually.
[2]	An assessment has been performed and the Group does not have significant influence.
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Operating and Financial Information by Mine (unaudited)

for the year ended 31 December 2021

SOUTH AFRICAN REGION

	South Deep - total managed
	Gold produced					Net earnings (before minorities)
	Tonnes Milled	Yield* g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	SA Rand million	US$ million
Year to 30 June
2007#	1,104,000	4.6	5,076	163	595	(46.8)	(6.5)
2008	1,367,000	5.3	7,220	232	727	(143.1)	(19.7)
2009	1,241,000	4.4	5,434	175	717	(10.9)	(1.2)
2010	1,681,000	4.9	8,236	265	811	(81.0)	(10.7)
Six months to December 2010	1,101,000	4.1	4,547	146	939	(96.5)	(13.5)
Year to 31 December
2011	2,440,000	3.5	8,491	273	1,073	146.4	20.3
2012	2,106,000	4.0	8,411	270	1,105	122.1	14.9
2013	2,347,000	4.0	9,397	302	1,045	(206.9)	(21.6)
2014	1,323,000	4.7	6,236	200	1,732	(897.7)	(83.0)
2015	1,496,000	4.1	6,160	198	1,559	(700.5)	(55.2)
2016	2,248,000	4.0	9,032	290	1,234	191.1	13.0
2017	2,081,000	4.2	8,748	281	1,400	(337.6)	(25.3)
2018	1,320,000	3.7	4,885	157	2,012	(3,009.2)	(224.7)
2019	1,666,000	4.1	6,907	222	1,259	104.4	7.2
2020	2,258,000	3.1	7,056	227	1,260	578.6	35.3
2021	2,922,000	3.1	9,101	293	1,379	1,693.4	114.5
Total	28,701,000	4.0	114,937	3,694

#	For the seven months ended 30 June 2007, since acquisition control.
*	Combined surface and underground yield
**	All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

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Operating and Financial Information by Mine (unaudited) continued

for the year ended 31 December 2021

WEST AFRICAN REGION

	Tarkwa mine – total managed
	Gold produced					Net earnings (before minorities)
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	US$ million
Year to 30 June
1994 – 2005	91,612,600	1.2	108,546	3,490	n/a	210.9
2006	21,487,000	1.0	22,060	709	292	97.8
2007	22,639,000	1.0	21,684	697	333	116.9
2008	22,035,000	0.9	20,095	646	430	147.8
2009	21,273,000	0.9	19,048	612	521	100.0
2010	22,716,000	1.0	22,415	721	536	187.9
Six months to December 2010	11,496,000	1.0	11,261	362	562	135.6
Year to 31 December
2011	23,138,000	1.0	22,312	717	556	401.4
2012	22,910,000	1.0	22,358	719	673	263.7
2013	19,275,000	1.0	19,664	632	816	(16.2)
2014	13,553,000	1.3	17,363	558	1,068	83.7
2015	13,520,000	1.3	18,229	586	970	87.5
2016	13,608,000	1.3	17,669	568	959	116.9
2017	13,527,000	1.3	17,617	566	940	85.4
2018	13,791,000	1.2	16,330	525	951	40.1
2019	13,749,000	1.2	16,146	519	958	101.3
2020	14,234,000	1.1	16,370	526	1,017	173.5
2021	13,877,000	1.2	16,227	522	1,155	259.8
Total	388,440,600	1.1	425,394	13,675

Surface operation from F1999.

**	All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.
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	Damang mine – total managed
	Gold produced					Net earnings (before minorities)
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	US$ million
Year to 30 June
2002# – 2005	17,279,000	1.8	30,994	996	n/a	76.1
2006	5,328,000	1.4	7,312	235	341	27.2
2007	5,269,000	1.1	5,843	188	473	16.0
2008	4,516,000	1.3	6,041	194	551	25.9
2009	4,991,000	1.2	6,233	200	660	9.0
2010	5,028,000	1.3	6,451	207	660	45.9
Six months to December 2010	2,491,000	1.5	3,637	117	636	39.4
Year to 31 December
2011	4,942,000	1.4	6,772	218	701	100.5
2012	4,416,000	1.2	5,174	166	918	36.3
2013	3,837,000	1.2	4,760	153	1,060	(118.3)
2014	4,044,000	1.4	5,527	178	1,175	3.4
2015	4,295,000	1.2	5,220	168	1,326	(89.3)
2016	4,268,000	1.1	4,594	148	1,254	(4.5)
2017	4,590,000	1.0	4,467	144	1,827	20.4
2018	4,205,000	1.3	5,630	181	1,506	(8.3)
2019	4,645,000	1.4	6,482	208	1,147	25.5
2020	4,798,000	1.4	6,936	223	1,035	45.2
2021	4,720,000	1.7	7,913	254	852	98.7
Total	93,662,000	1.4	129,986	4,178

#	F2002 – For the five months ended 30 June, since acquisition.
**	All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.
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Operating and Financial Information by Mine (unaudited) continued

for the year ended 31 December 2021

	Asanko mine# – 45%
	Gold produced					Net earnings (before minorities)
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	US$ million
Year to 31 December
2018*	944,000	1.5	1,400	45	1,175	(1.1)
2019*	2,474,000	1.4	3,513	113	1,214	4.3
2020*	2,674,000	1.3	3,499	113	1,316	59.4
2021*	2,670,000	1.1	2,942	95	1,559	27.0
Total	8,762,000	1.3	11,354	366

#	Equity accounted joint venture. For the purpose of the review of the Group results by the Chief Operating Decision Maker (“CODM”), in terms of IFRS 8 Operating Segments, Asanko is proportionately consolidated. As a result, the operating and financial information by mine includes analysis of Asanko’s results.
*	Asanko has been equity accounted since 31 July 2018.
**	All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

AUSTRALIAN REGION

	St Ives mine
	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz
Year to 30 June
2002# – 2005	21,960,000	2.7	59,838	1,924	254	379
2006	6,690,000	2.3	15,440	496	339	453
2007	6,759,000	2.2	15,146	487	424	540
2008	7,233,000	1.8	12,992	418	582	649
2009	7,262,000	1.8	13,322	428	596	805
2010	6,819,000	1.9	13,097	421	710	806
Six months to December 2010	3,284,000	2.3	7,557	243	710	757
Year to 31 December
2011	6,745,000	2.1	14,449	465	901	873
2012	7,038,000	2.0	13,992	450	931	899
2013	4,763,000	2.6	12,525	403	833	861
2014	4,553,000	2.5	11,246	362	1,164	1,289
2015	3,867,000	3.0	11,566	372	969	1,287
2016	4,046,000	2.8	11,290	363	949	1,273
2017	4,198,000	2.7	11,319	364	916	1,198
2018	4,251,000	2.7	11,415	367	902	1,207
2019	4,466,000	2.6	11,527	371	963	1,385
2020	4,817,000	2.5	11,972	385	873	1,266
2021	4,088,000	3.0	12,224	393	1,040	1,385
Total	112,839,000	2.4	270,917	8,712

#	F2002 – For the seven months ended 30 June, since acquisition.
**	All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.
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	Agnew mine
	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz
Year to 30 June
2002# – 2005	4,299,000	4.6	19,911	640	236	357
2006	1,323,000	5.2	6,916	222	266	355
2007	1,323,000	5.0	6,605	212	295	377
2008	1,315,000	4.8	6,336	204	445	496
2009	1,066,000	5.6	5,974	192	401	541
2010	883,000	5.8	5,140	165	539	611
Six months to December 2010	417,000	5.9	2,477	80	621	662
Year to 31 December
2011	935,000	6.5	6,035	194	696	675
2012	943,000	5.8	5,494	177	827	799
2013	974,000	6.9	6,705	216	625	646
2014	1,246,000	6.8	8,419	271	990	1,096
2015	1,218,000	6.0	7,360	237	959	1,276
2016	1,176,000	6.1	7,134	229	971	1,301
2017	1,235,000	6.1	7,502	241	977	1,276
2018	1,178,000	6.3	7,434	239	1,026	1,374
2019	1,231,000	5.5	6,824	219	1,152	1,656
2020	1,357,000	5.3	7,257	233	1,053	1,528
2021	1,254,000	5.5	6,936	223	1,308	1,741
Total	23,373,000	5.6	130,459	4,194

#	For the seven months ended 30 June, since acquisition.
**	All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

	Granny Smith mine
	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz
Year to 31 December
2013 from October	330,000	5.9	1,935	62	786	812
2014	1,472,000	6.7	9,804	315	809	896
2015	1,451,000	6.5	9,365	301	764	1,017
2016	1,446,000	6.1	8,827	284	834	1,119
2017	1,726,000	5.2	9,030	290	896	1,171
2018	1,778,000	4.9	8,709	280	925	1,239
2019	1,753,000	4.9	8,547	275	922	1,325
2020	1,719,000	4.9	8,386	270	1,010	1,465
2021	1,662,000	5.2	8,684	279	1,161	1,545
Total	13,337,000	5.5	73,287	2,356

**	All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.
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Operating and Financial Information by Mine (unaudited) continued

for the year ended 31 December 2021

	Gruyere mine# – 50%
	Gold produced
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/oz	All-in costs** A$/oz
Year to 31 December
2019	1,639,000	0.9	1,541	50	2,900	4,170
2020	4,054,000	1.0	4,016	129	931	1,350
2021	4,219,000	0.9	3,835	123	1,158	1,541
Total	9,912,000	0.9	9,392	302

#	The Gruyere project was successfully completed during 2019, with first gold produced in June 2019. Commercial levels of production were achieved at the end of September 2019.
**	All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.

	Australia region
	Net earnings
	US$ million	AS$ million
Year to 30 June
2002# – 2005	181.2	296.2
2006	39.3	52.6
2007	41.5	52.8
2008	36.8	41.2
2009	69.8	94.3
2010	81.0	89.9
Six months to December 2010	60.9	64.9
Year to 31 December
2011	189.6	183.8
2012	88.9	85.8
2013	(138.9)	(143.6)
2014	94.5	104.7
2015	175.5	233.3
2016	219.5	294.4
2017	204.3	266.8
2018	190.2	254.5
2019	159.3	229.0
2020	381.2	553.4
2021	475.8	633.2
Total	2,550.4	3,387.2

#	F2002 – For the seven months ended 30 June 2002, since acquisition.
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SOUTH AMERICAN REGION

	Cerro Corona mine – total managed
	Gold produced*
	Tonnes treated	Yield g/tonne	Kilograms	’000 ounces	All-in costs** US$/eq oz	Net earnings (before minorities) US$ million
Year to 30 June
2009#	4,547,000	1.5	6,822	219	369	25.4
2010	6,141,000	2.0	12,243	394	348	90.8
Six months to December 2010	3,102,000	2.0	6,206	200	395	93.3
Year to 31 December
2011	6,593,000	1.8	11,915	383	437	208.5
2012	6,513,000	1.6	10,641	342	492	217.6
2013	6,571,000	1.5	9,851	317	491	80.5
2014	6,797,000	1.5	10,156	327	702	66.5
2015	6,710,000	1.4	9,196	296	777	(93.4)
2016	6,977,000	1.2	8,405	270	762	(73.1)
2017	6,796,000	1.4	9,540	307	673	97.4
2018	6,644,000	1.5	9,767	314	699	42.6
2019	6,718,000	1.4	9,104	293	810	83.1
2020	6,796,000	0.9	6,442	207	1,119	53.9
2021	6,817,000	1.1	7,723	248	1,040	54.8
Total	87,722,000	1.5	128,011	4,117

#	Transition from project to operation from September 2008.
*	Cerro Corona is a gold and copper mine. As such, gold produced and all-in costs are based on gold equivalent ounces.
**	All-in costs: as from 2014 per the new World Gold Council Standard issued on 27 June 2013. Up to 2014, cash cost was the key metric.
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Shareholders’ Information

Register date: 31 December 2021

Issued Share Capital: 887,717,348 shares

	No. of shareholders	%	No. of shares	%
SHAREHOLDER SPREAD
1 – 1000 shares	14,676	83.31%	1,709,156	0.19%
1001 – 10 000 shares	1,490	8.46%	5,033,465	0.57%
10 001 – 100 000 shares	979	5.56%	36,630,172	4.13%
100 001 – 1 000 000 shares	384	2.18%	111,379,793	12.55%
Over 1 000 000 shares	88	0.50%	732,964,762	82.57%
Total	17,617	100.00%	887,717,348	100.00%
DISTRIBUTION OF SHAREHOLDERS
American Depositary Receipts	1	0.01%	264,244,554	39.91
Banks	220	1.25%	165,627,184	21.61
Brokers	89	0.51%	60,431,966	5.90
Close Corporations	79	0.45%	70,801	0.01
Control Account	1	0.01%	882,122	0.10
Endowment Funds	59	0.33%	1,871,872	0.08
Individuals	15,069	85.54%	11,456,057	0.86
Insurance Companies	34	0.19%	12,710,944	1.50
Investment Companies	11	0.06%	8,363,085	0.97
Medical Aid Schemes	35	0.20%	918,424	0.03
Mutual Funds	852	4.84%	182,606,172	11.79
Nominees and Trusts	374	2.12%	30,136,380	3.04
Other Corporations	37	0.21%	899,871	0.05
Own Holdings	2	0.01%	116,515	0.32
Pension Funds	567	3.22%	131,541,654	12.21
Private Companies	179	1.02%	2,264,513	0.09
Public Companies	7	0.04%	49,840	0.01
Share Trust	1	0.01%	13,525,394	1.53
Total	17,617	100.00%	887,717,348	100.00
PUBLIC/NON-PUBLIC SHAREHOLDERS
Non – Public Shareholders	5	0.03%	13,857,469	1.55%
Directors of the company[1]	2	0.01%	215,560	0.02%
Share Trust	1	0.01%	13,525,394	1.52%
Own Holdings	2	0.01%	116,515	0.01%
Public Shareholders	17,612	99.97%	873,859,879	98.45%
Total	17,617	100.00%	887,717,348	100.00%

[1]	A breakdown of the directors’ and prescribed officers’ shareholding is provided on page 21 of this report.
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Beneficial shareholders holding of 3% or more	Number of shares	%
Public Investment Corporation (Government Employees Pension Fund)	99,427,697	11.20%
VanEck Vectors Gold Miners ETF	39,247,481	4.42%
Total	138,675,178	15.62%

Fund managers holding of 3% or more	Number of shares	%
BlackRock Inc	84,041,317	9.47%
Public Investment Corporation	79,866,406	9.00%
VanEck Global	44,474,235	5.01%
Coronation Fund Managers	34,041,225	3.83%
The Vanguard Group, Inc	32,677,242	3.68%
Schroders	29,459,801	3.32%
Total	304,560,226	34.31%

Foreign custodian holding of 3% or more	Number of shares	%
State Street Bank And Trust	90,279,804	10.17%
JPMorgan Chase Bank, National Association	65,953,578	7.43%
Citibank NA London	52,399,355	5.90%
The Bank of New York Mellon	43,047,015	4.85%
Total	251,679,752	28.35%
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Glossary of Terms

ABET	Adult Basic Education and Training
AISC	All-in sustaining costs. AISC comprises on-site mining costs (on a sales basis); on-site general and administrative costs; royalties and production taxes; realised gains/losses on hedges due to operating costs; community costs related to current operations; permitting costs related to current operations; third-party smelting, refining and transport costs; non-cash remuneration (site-based); stock-piles/product inventory write-down; operational stripping costs; by-product credits; corporate general and administrative costs (including share-based remuneration); reclamation and remediation – accretion and amortisation (operating sites); exploration and study costs (sustaining); and capital exploration (sustaining)
AIC	All-in costs. AIC is AISC plus community costs not related to current operations; community costs not related to current operations; reclamation and remediation costs not related to current operations; exploration and study costs (non-sustaining); capital exploration (non-sustaining); capitalised stripping & underground mine development (non-sustaining); and capital expenditure (non-sustaining)
AS/NZ 4801	Australian occupational health and safety management standards
Backfill	Material generally sourced from processing plant mine residues and utilised for the filling of mined voids, to ensure long-term stability of excavations and minimise the effects of seismic activity
BEE	Black Economic Empowerment. BEE seeks to ensure that black persons within South Africa gain a significant degree of control in the economy through the possession of equity stakes and the holding of management positions within an institution
Blasthole	The hole into which a blasting charge is inserted in order to blast loose a quantity of rock
Borehole or drill hole	Hole bored or drilled in rock, usually to obtain representative samples (see diamond drill)
Box-hole	A cross raise, normally from the access cross-cut to the reef horizon, for the purpose of drawing broken rock and ore from the reef horizon into a conveyance in the cross-cut
Bulk mining	Any large-scale, mechanised method of mining involving many thousands of tonnes of ore being blasted or caved and transported to a processing plant
BVQI	Bureau Veritas Quality International is a leading global and independent certification body that audits and certifies whether company systems meet the requirements of ISO standards
Carbon-in-leach (“CIL”)	The recovery process in which gold is leached from gold-bearing ore pulp by cyanide and simultaneously adsorbed onto activated carbon granules in the same tanks. The loaded carbon is then separated from the pulp for subsequent gold removal by elution.
Capital expenditure (or capex)	Specific project or ongoing expenditure for replacement or additional equipment, materials or infrastructure
Carbon-in-pulp (“CIP”)	The recovery process in which gold is first leached to close to maximum extent from gold-bearing ore pulp by cyanide and then adsorbed onto activated carbon granules in separate and subsequent tanks. The loaded carbon is then separated from the pulp for subsequent gold removal by elution
Channel	Historic water course into which sediments consisting of gravel and sand are/have been deposited
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Collective Bargaining Agreement	Collective Bargaining Agreement means a written agreement concerning terms and conditions of employment or any other matter of mutual interest concluded by a trade union(s) and the Company
Comminution	The term used to describe the process by which ore is reduced in size in order to liberate the desired mineral from the gangue material in preparation for further processing
Co-morbidity	Medical term for diseases that commonly co-exist, which increase the risk of morbidity
Concentrate	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore
Conglomerate	Sedimentary rocks comprising eroded subangular to rounded pebbles within a finer-grained matrix
Cross-cut	A horizontal underground drive developed perpendicular to the strike direction of the stratigraphy and reef
Cut-off grade	The lowest grade of mineralised ore, which determines whether or not it is economic to mine and send to the processing plant
Decline	An excavation from surface or subsurface, in the form of a tunnel, which is developed downwards
Depletion	The decrease in quantity of ore, in a deposit or property resulting from extraction or mining
Development	Is any tunnelling operation that is developed for either exploration, exploitation or both
Diamond drill	A rotary type of rock drill that cuts a core of rock by diamond bits and is recovered in long cylindrical sections
Dilution	Waste or material below the cut-off grade that contaminates the ore during the course of mining operations and thereby reduces the average grade mined
Dip	Angle of inclination (of a geological feature/rock) from the horizontal
Dyke	Tabular, vertical or near vertical body of igneous rock formed by the intrusion of magma generally into planar structural zones of weakness
Elution	The chemical process of desorbing gold from activated carbon
Facies	The characteristics of a rock unit defined by its composition, lithology, physical properties and geochemical parameters, usually reflecting the conditions of its origin
Fatality rate	Number of deaths normally expressed as a ratio per million man-hours worked
Fault	The surface or plane of a fracture along which movement has occurred
Feasibility study	A comprehensive design and costing study of the selected option for the development of a mineral project in which appropriate assessments have been made of realistically assumed geological, mining, metallurgical, economic, marketing, legal, environmental, social, governmental, engineering, operational and all other modifying factors, which are considered in sufficient detail to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable) and the factors reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The overall confidence of the study should be stated
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Filtration	Process of separating usually valuable solid material from a liquid
Flotation	The process by which the surface chemistry of the desired mineral particles is chemically modified such that they preferentially attach themselves to bubbles and float to the surface of the pulp in specially designed aerated and agitated vessels. The gangue or waste minerals may be chemically depressed to not float, thus allowing the valuable minerals to be concentrated and separated from the undesired material
Footwall	The underlying side of an ore body or stope
Free cash flow margin	The free cash flow (“FCF”) margin is revenue less cash outflow divided by revenue expressed as a percentage
Gold equivalent	A quantity of metal (such as copper) converted to an amount of gold in ounces, based on accepted gold and other metal prices, i.e. the accepted total value of the metal based on its weight and value thereof divided by the accepted value of one troy ounce of gold
Grade	The quantity of gold or other metal contained within a unit weight of one metric tonne, generally expressed in grams per metric tonne (“g/t”) or percent metal per metric tonne (%)
Hanging wall	The overlying side of an ore body or slope
Haulage	A horizontal underground excavation which is used to transport mined ore
Head grade	The grade of the material delivered to the processing facility (such as heap leach pad, mill, etc.) The Mineral Reserve declaration is for material as delivered to the processing facility
Hedging	Taking a buy or sell position in futures market opposite to a position held in the cash/spot market to minimise the risk of financial loss from an adverse price change
Hydrothermal	Process of injection of hot, aqueous, generally mineral-rich solutions into existing rocks or geological features
ICVCT	Informed Consented Voluntary Counselling and Testing
Indicated Mineral Resources	That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed
Inferred Mineral Resource	That part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes which may be limited or of uncertain quality and reliability
ISO 14000	International standards for organisations to implement sound environmental management systems
Lock-up gold	Gold trapped as a temporary inventory within a processing plant, or sections thereof, typically milling circuits
LTIFR	Lost-Time Injury Frequency Rate, expressed in million man-hours worked
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Measured Mineral Resource	That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity
Milling	A general term used to describe the material size reduction process in which crushed ore is ground in a rotating grinding mill, using some form of grinding media (e.g. steel balls) prior to being subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product
Mine Health and Safety Act (“MHSA”)	The South African Mine Health and Safety Act, No 29 of 1996
Mineralised	Rock in which minerals have been naturally introduced
Mineral Reserve	A “Mineral Reserve” is the economically mineable material derived from a Measured or Indicated Mineral Resource or both. It includes diluting and contaminating materials and allows for losses that are expected to occur when the material is mined. Appropriate assessments to a minimum of a pre-feasibility study for a project and a life-of-mine plan for an operation must have been completed, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors (the modifying factors). Such modifying factors must be disclosed
Mineral Resource	A ‘Mineral Resource’ is a concentration or occurrence of material of economic interest in or on the earth’s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, or estimated from specific geological evidence, sampling and knowledge interpreted from an appropriately constrained and portrayed geological model. Mineral Resources are subdivided, and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated or Measured categories
Mining Face	The end of a development end, drift, cross-cut or stope at which work is taking place
Net cash flow	Cash flow from operating activities less net capital expenditure and environmental payments
Normal fault	Fault in which the hanging wall moves downward relative to the footwall, under extensional tectonic conditions
Nugget effect	A measure of the randomness of the grade distribution within a mineralised zone
NUM	National Union of Mine Workers
OHSAS	Management system standards, developed in order to facilitate the integration of quality and occupational health and safety management systems by organisations
Payshoot	Linear to sublinear zone within a reef for which gold grades or accumulations are predominantly above the cut-off grade
Pillar	Rock left behind to help support the excavations in an underground mine
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Pre-Feasibility Study	A preliminary design and costing study of the short-listed preferred mining and processing option(s) for the development of a mineral project in which appropriate assessments have been made of realistically assumed geological, mining, metallurgical, economic, marketing, legal, environmental, social, governmental, engineering, operational and all other modifying factors, which are considered in sufficient detail to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable) and the determined assumptions and parameters reasonably serve as the basis for potential declaration of Mineral Reserves
Probable Mineral Reserve	The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, to a minimum of a Pre-feasibility Study (PFS) for a project, have typically been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified
Project capital	Capital expenditure that is associated with specific projects
Proved Mineral Reserve	The economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, to a minimum of a Pre-Feasibility Study (PFS) for a project, have been typically carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified
Reef	A general term for metalliferous mineral deposit (gold) within a geological zone or unit
Remuneration Report	The term Executive Directors refers to the CEO and the CFO, who are members of the Board of Gold Fields Limited
The term Executive Committee or Executives refers to the Gold Fields Limited Executive Committee, which for purposes of King IV™ is the executive management of the Company. The Executive Committee is made up of the CEO, CFO, the Corporate Executive Vice Presidents (“EVPs”) and the Regional EVPs
Corporate EVPs refers to those members of the Executive Committee who are based at the Corporate Office of the Company based in Sandton, Johannesburg, South Africa Regional EVPs are those members of the Executive Committee who are heads of their respective regions, namely South Africa, West Africa, Americas and Australia
LTIP – Long-Term Incentive Plan LTI – Long-Term Incentive
MSR – Minimum Shareholding Requirements STI – Short Term Incentive Plan
RemCo – Remuneration Committee BSC – Balance Scorecard
GRP – Gross Remuneration Package BRP – Base Rate of Pay
MSR – Minimum Shareholding Requirement RexCo – Regional Executive Committee EVP – Executive Vice President
ROE – Rate of exchange CEO – Chief Executive Officer CFO – Chief Financial Officer
TSR – Absolute and Relative Total Shareholder Return FCFM – Free Cash-Flow Margin
ExCo – Executive Committee NED – Non-Executive Director
SADC	Southern African Development Community
SAMREC Code	The South African code for the Reporting of Exploration results, Mineral Resources and Mineral Reserves (the SAMREC Code) 2016 Edition
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Seismic	Earthquake or earth vibration including from sources occurring naturally and artificially induced by mining operations
Shaft	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste
Shear	A deformation resulting from stresses that cause contiguous parts of a body of rock to slide relative to each other in a direction parallel to their plane of contact
Stope	The working area from which ore is extracted in an underground mine
Stripping	The process of removing overburden or waste rock to expose ore
Stripping ratio	The ratio of waste tonnes to ore tonnes mined, calculated as total tonnes mined less ore tonnes mined, divided by ore tonnes mined
Stratigraphy	The science of rock strata, including arrangement according to geographical location lithological composition, geophysical and geochemical and chronological order of sequence
Strike	Direction or trend of geological structures such as bedding or fault planes defined by the intersection with the horizontal plane and is always perpendicular to the dip direction
Subvertical shaft	An opening cut below the surface downwards from an established surface shaft
Surface sources	Ore sources, usually dumps, tailings dams and stockpiles, located at the surface
TEBA	The Employment Bureau of Africa
Tertiary shaft	An opening cut below the surface downwards from an established subvertical shaft
Trade union	An association of employees whose principal purpose is to regulate relations between employees and the Company, which has been registered; whose officials have been elected to represent the interests of employees within the workplace; and which is recognised for collective bargaining by the Company
Abbreviations and units
ABET	Adult Basic Education and Training
ADS	American Depository Shares
AIDS	Acquired Immune Deficiency Syndrome
ARC	Assessment and Rehabilitation Centres
ART	Antiretroviral therapy
A$	Australian Dollar
CBO	Community-based organisation
CIL	Carbon-in-leach
CIP	Carbon-in-pulp
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CIS	Carbon-in-solution
CN	Cyanide
DCF	Discounted cash flow
ETF	Exchange-traded fund
GFHS	Gold Fields Health Service
GFLC	Gold Fields La Cima
GRI	Global Reporting Initiative
HBC	Home-based care
HDSA	Historically disadvantaged South African
HIV	Human immunodeficiency virus
LoM plan	Life-of-mine plan
LTIFR	Lost-Time Injury Frequency Rate, quoted in million man-hours
MCF	Mine Call Factor
NGO	Non-governmental organisation
NUM	National Union of Mineworkers
NYSE	New York Stock Exchange
OHC	Occupational Health Centre
OT	Occupational therapy
PFS	Pre-Feasibility Study
PHC	Primary health clinic
PPI	Producer price index
SABC	SAG Milling (with pebble crushing) followed by Ball Milling (with hydrocyclones)
SAG	Semi-Autogenous Grinding
SAMREC	South African code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves
SEC	United States Securities Exchange Commission
STI	Sexually transmitted infection
TB	Tuberculosis
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TEC	Total employees costed
UASA	United Association of South Africa (a labour organisation)
VCT	Voluntary counselling and testing (for HIV)
WAD CN	Weak acid dissociable cyanide
cm	centimetre
cm.g/t	gold accumulation
g	gram
g/t	grams per metric tonne – gold or silver grade
ha	hectare
kg	kilogram
km	kilometre
koz	thousand ounces
kt	thousand metric tonnes
ktpa	thousand metric tonnes per annum
ktpm	thousand metric tonnes per month
m2	square metre
Moz	million ounces
oz	fine troy ounce equalling 31.10348 grams
R	South African Rand
R/kg	South African Rand per kilogram
Rm	million South African Rand
R/t	South African Rand per metric tonne
t	metric tonne
US$	United States Dollar
US$m	million United States Dollar
US$/oz	United States Dollar per ounce
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Glossary of Terms – Sustainable Development

SUSTAINABLE DEVELOPMENT

•	United Nations Global Compact – is a United Nations initiative to encourage businesses worldwide to adopt sustainable and socially responsible policies, and to report on their implementation. The Global Compact is a principle-based framework for businesses, stating 10 principles in the areas of human rights, labour, the environment and anti-corruption. www.unglobalcompact.org
•	Global Reporting Initiative (“GRI”) – produces one of the world’s most prevalent standards for sustainability reporting. www.globalreporting.org
•	International Council on Mining and Metals (“ICMM”) – CEO-led organisation of mining companies that seeks to continually entrench best practice with regard to sustainable development and to provide a platform for member companies to share experiences. www.icmm.com
•	Dow Jones Sustainability Indices (“DJSI”) – are a family of benchmarks for investors who have recognised that sustainable business practices are critical to generating long-term shareholder value and who wish to reflect their sustainability convictions in their investment portfolios. www.robecosam.com/csa/indices/djsi-index-family.html
•	Johannesburg Stock Exchange (“JSE”) – was formed in 1887. It offers five financial markets: Equities, Bonds, Financial, Commodity and Interest Rate Derivatives. web.jse.co.za

HEALTH, SAFETY AND WELLBEING

•	Total Recordable Injury Frequency Rate (“TRIFR”) TRIFR = (Fatalities + Lost Time Injuries + Restricted Work Injuries + Medically Treated Injuries) x 1,000,000/number of hours worked.
•	A Lost Time Injury (“LTI”) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any of his/her duties.
•	A Restricted Work Injury (“RWI”) is a work-related injury sustained by an employee or contractor which requires medical treatment and results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his/her duties.
•	A Medically Treated Injury (“MTI”) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment or re-treatment.
•	A Serious Injury is an injury that incurs 14 or more days lost and results in:
–	A fracture of any bone (excluding hairline fractures and fractures of fingers, toes or nose);

–	Internal haemorrhage;

–	Head trauma (including concussion, loss of consciousness) requiring hospitalisation;

–	Loss of all or part of a limb (excluding bone dressing to facilitate medical treatment of injured fingers and toes);

–	Permanent loss of function and/or permanent disability such as hearing loss or damage to lung function;

–	Permanent disfigurement where the injury has resulted in the appearance of a person being deeply and persistently harmed medically and that is likely to lead to psychosocial problems

•	A Serious Potential Incident (“SPI”) is any workplace related incident that has the potential for the maximum credible outcome to result in:
–	a Fatality, or

–	is Reportable to the Regulator, or

–	is a Serious Injury, or

–	a Chronic Illness.

•	Duration Rate is the average days lost per LTI. Duration Rate = Days Lost / Number of Lost Time Injuries.
•	Severity Rate is a measure of the severity of LTIs. Severity Rate = (Days lost to LTIs) * 1,000,000/hours worked
•	Safety Engagement Rate (“SER”) is the number of safety engagements per 1,000 hours worked. Safety engagements are defined by each region and include defined safety conversations between a leader and a worker or a group of workers in the workplace and observation and testing in the field of a system or process designed to prevent fatalities.
•	OHSAS 18001 is an international voluntary standard for occupational health and safety management systems. As with other standards, it is based on the identification and control of risks and monitoring of business performance against these.
•	ISO 45001 is an international standard for occupational health and safety management systems. It is replacing OHSAS 18001 over the period 2018-2021.
•	Noise-Induced Hearing Loss (“NIHL”) is a disorder that results from exposure to high-intensity sound, especially over a long period of time.
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•	Diesel particulate matter (“DPM”) is a complex mixture of solids and liquids. The particles in diesel exhaust are of special concern because, due to their respirable size, they can penetrate deep into human lungs. The composition of DPM includes many species that are known for their adverse health effects, including several carcinogens. There is no global consensus on diesel particulate exposure regulations.
•	Silicosis is a form of occupational lung disease caused by inhalation of crystalline silica dust, and is marked by inflammation and scarring in the form of nodular lesions in the upper lobes of the lungs.
•	Chronic Obstructive Airway Disease (“COAD”) refers to chronic bronchitis and emphysema, a pair of commonly co-existing diseases of the lungs in which the airways become narrowed.
•	Highly active antiretroviral therapy (“HAART”) – Treatment of people infected with HIV, to suppress the growth of HIV, the retrovirus responsible for AIDS. The standard treatment consists of a combination of at least three drugs.

ENVIRONMENT

•	ISO 14001 is an international voluntary standard for environmental management systems. This is one standard in the ISO 14000 series of international standards on environmental management.
•	ISO 50001 is an international standard for energy management systems.
•	Environmental incidents – these are incidents that are classified in accordance with a system designed by Gold Fields (based on the GRI definition) that classifies the incident based on its severity. Incidents are classified as follows:
–	Not classified – Incidents below the level 1 classification threshold and with no environmental impact: No classification or administrative action required, but it can be logged.
–	Level 1 environmental incident – Incident that involves minor non-conformance that results in minimal or no environmental impact.
–	Level 2 environmental incident – Incident that involves minor non-conformance that results in short-term, limited and non-ongoing adverse environmental impacts.
–	Level 3 environmental incident – Incident that results in limited non-conformance or non-compliance. The non-compliance results in ongoing (as per the timeframes defined in Gold Fields Guidelines), but limited environmental impact.
–	Level 4 environmental incident – Incident resulting in significant non-conformance or non-compliance with significant short-term or medium-term environmental impact. Such events are likely to be operation-threatening in isolation and cumulatively (i.e. if the incidents are repeated) is very likely to threaten a licence to operate or social licence to operate. In addition, such incidents also have the potential to cause reputational damage.
–	Level 5 environmental incident – Incident that results in major non-conformance or non-compliance. The non-compliance or non-conformance results in either catastrophic short-term impact or medium to long-term environmental impact. Company or operation threatening implications and potential major damage to the Company’s reputation are almost inevitable.

WATER MANAGEMENT

•	Water withdrawal: The sum of all water drawn into Gold Fields’ operations from all sources for any use/impact.
•	Recycled water: Processing used water/waste water through the same or another cycle at the same facility. The water/ waste water is treated before being recycled and reused.
•	Reused water: Water/waste water that is reused without treatment at the same facility or at another of Gold Fields’ operations.
•	Percentage of water recycled or reused: Water recycled/reused/total water used in process 5 x 100.
•	Total water used in process: Water withdrawal + water recycled/reused.
•	Acid mine drainage (“AMD”) or acid rock drainage (“ARD”), collectively called acid drainage (“AD”) is formed when certain sulphide minerals in rocks are exposed to oxidising conditions, such as the presence of oxygen, combined with water. AD can occur under natural conditions or as a result of the sulphide minerals that are exposed to oxidation during mining or during storage in waste rock dumps, ore stockpiles or tailings dams. The acidic water that forms usually contains iron and other metals if they are contained in the host rock.
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Gold Fields Annual Financial Report including Governance Report	2021

Glossary of Terms – Sustainable Development continued

SUPPLY CHAIN MANAGEMENT AND MATERIAL STEWARDSHIP

International Cyanide Management Code (“ICMC”) – is a voluntary industry programme for the manufacture, transport and use of cyanide in gold production. It focuses on the safe management of cyanide and cyanidation mill tailings and leach solutions. Companies that adopt the Code must have their mining operations that use cyanide to recover gold audited by an independent third party to determine the status of Code implementation, and must use certified manufacturers and transporters.

SOCIAL RESPONSIBILITIES

Socio-economic development spend (“SED”) – Payments made to communities and community investments that are not inherent to the functioning of the operation. This may include payments related to infrastructure, health and well-being, education and training, local environment, scholarships and donations. This definition is aligned to the World Gold Council (“WGC”) definition.

Host communities – are identified by each operation for the purpose of securing our mining licences – both legal and social. These communities are directly affected by and have an expectation regarding our activities.

Local Economic Development (“LED”) – refers to initiatives and monies disbursed to uplift socio-economic conditions in the communities in which we operate, in particular job creation and enterprise development.

OUR PEOPLE

HDSA – Historically disadvantaged South Africans.

ENERGY AND CARBON MANAGEMENT

Greenhouse gas emission (“GHG emission”) – Gas which absorbs outgoing terrestrial radiation, such as methane, CFCs and carbon dioxide.

Scope 1 carbon dioxide equivalent (“CO2e”) emissions – are those directly occurring from sources that are owned or controlled by the institution, including: on-site stationary combustion of fossil fuels; mobile combustion of fossil fuels by company-owned/controlled vehicles; and fugitive emissions. Fugitive emissions result from intentional or unintentional releases of GHGs.

Scope 2 CO2e emissions – are indirect emissions generated in the production of electricity purchased by the company.

Scope 3 CO2e emissions – are all the other indirect emissions that are a consequence of the activities of the institution, but occur from sources not owned or controlled by the institution such as commuting, air travel, waste disposal; embodied emissions from extraction, production and transportation of purchased goods; outsourced activities; contractor-owned vehicles; and line loss from electricity transmission and distribution.

Equivalent carbon dioxide (“CO2e”) – measures for describing how much global warming a given type and amount of greenhouse gas may cause, using the functionally equivalent amount or concentration of carbon dioxide (“CO2”) as the reference.

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Gold Fields Annual Financial Report including Governance Report	2021

ADMINISTRATION AND CORPORATE INFORMATION

Corporate Secretary

Anré Weststrate

Tel: +27 11 562 9719

Fax: +086 720 2704

email: anré.weststrate@goldfields.com

Registered Office

Johannesburg

Gold Fields Limited

150 Helen Road

Sandown

Sandton

2196

Postnet Suite 252

Private Bag X30500

Houghton

2041

Tel: +27 11 562 9700

Fax: +27 11 562 9829

Office of the United Kingdom Secretaries

London

St James’s Corporate Services Limited

Suite 31, Second Floor

107 Cheapside

London

EC2V 6DN

United Kingdom

Tel: +44 (0) 20 7796 8644

email: general@corpserv.co.uk

American depository receipts transfer agent

Shareholder correspondence should be mailed to:

BNY Mellon

PO Box 505000

Louisville, KY 40233 – 5000

Overnight correspondence should be sent to:

BNY Mellon

462 South 4th Street, Suite 1600

Louisville, KY40202

email: shrrelations@cpushareownerservices.com

Phone numbers

Tel: 888 269 2377 Domestic

Tel: 201 680 6825 Foreign

Sponsor

J.P. Morgan Equities South Africa Proprietary Limited

1 Fricker Road

Illovo, Johannesburg 2196

South Africa

Gold Fields Limited

Incorporated in the Republic of South Africa

Registration number 1968/004880/06

Share code: GFI

Issuer code: GOGOF

ISIN: ZAE 000018123

Investor enquiries

Avishkar Nagaser

Tel: +27 11 562 9775

Mobile: +27 82 312 8692

email: avishkar.nagaser@goldfields.com

Thomas Mengel

Tel: +27 11 562 9849

Mobile: +27 72 493 5170

email: thomas.mengel@goldfields.com

Media enquiries

Sven Lunsche

Tel: +27 11 562 9763

Mobile: +27 83 260 9279

email: sven.lunsche@goldfields.com

Transfer secretaries

South Africa

Computershare Investor Services (Proprietary) Limited

Rosebank Towers

15 Biermann Avenue

Rosebank

Johannesburg

2196

Private Bag X9000

Saxonwold

2132

Tel: +27 11 370 5000

Fax: +27 11 688 5248

United Kingdom

Link Asset Services

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

England

Tel: 0871 664 0300

If you are outside the United Kingdom please call (0) 371 664 0300.

Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales.

email: shareholderenquiries@linkgroup.co.uk

Listings

JSE/NYSE/GFI

Directors: CA Carolus (Chair), CI Griffith** (Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani#, P

J Bacchus*, TP Goodlace, JE McGill^, SP Reid^, PG Sibiya, YGH Suleman.

ˆ Australian * British # Ghanaian ** Executive Director

www.goldfields.com

II-244

SCHEDULE III
CLIMATE CHANGE REPORT FOR THE FINANCIAL YEAR
ENDED DECEMBER 31, 2021

See attached.

III-1

GOLD FIELDS CLIMATE CHANGE REPORT 2021Aligned with the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD)Creating enduring value beyond mining
III-2

COVER PHOTO
The solar plant at our Granny Smith mine, Western Australia.

Contents

INTRODUCTION AND LEADERSHIP

About this report 2
Climate change targets and highlights 3
Climate change leadership and advocacy 3
Chief Executive Officer's statement 4
SHSD Chairperson's statement 4
Governance and management 5
Gold Fields' climate-related policy statements and commitments 6 – 7

OUR NET-ZERO COMMITMENTS

Our decarbonisation journey 8
Climate change and decarbonisation strategy 9
Renewable energy 10
Climate change risks and opportunities 11
Unpacking transitionary risks 12

PERFORMANCE AND PROGRESS

Energy and carbon management 13
Water stewardship 14
Tailings management 15

CLIMATE CHANGE RISK AND VULNERABILITY

Chile 16
Peru 17
Australia 18
South Africa 19
Ghana 20

STATISTICS AND ASSURANCE

Regional and Group energy and carbon performance 21
Gold Fields' carbon footprint 22
TCFD Index 23
External assurance statement 24
Glossary, administration and corporate information 25

The non-financial statistics in this report are contained in the sustainability performance data spreadsheets on our website at: www.goldfields.com/sustainability-data.php

About this report

This is our **fourth Climate Change report** produced in alignment with the recommendations of the Financial Stability Board's Task Force guidelines on Climate-related Financial Disclosures (TCFD). This report forms part of the 2021 Gold Fields suite of reports and specifically the 2021 Integrated Annual Report.

Gold Fields formally started on its climate change, energy and water journey in 2016, but have reported on our climate change performance since 2010 when we first made an annual submission to the CDP. Since 2018 we have used the TCFD to report on our climate change and related performances, strategies, risk and opportunities.

The TCFD provides companies with a best practice international framework against which to voluntarily report their climate-related information. The scope of our climate-related performance and data covers our eight managed mines (including 100% of Gruyere, but excludes our Asanko Gold JV, since it is a non-managed asset). We provide information about the progress made at our Salares Norte project, but do not include data from the project.

FOR MORE INFORMATION:
Please consult the following reports



INTEGRATED ANNUAL REPORT
Our primary report to stakeholders, detailing the Group's value creation story over short, medium and long term.



REPORT TO STAKEHOLDERS
A high-level outline of our contributions to our key stakeholders, as well as recent developments impacting these relationships.



GRI CONTENT INDEX
The IAR is compiled to comply with the GRI Standards: Core option. The GRI Content Index also cross-references to the ICMM Principles, UNGC Principles, UN SDGs and the Sustainability Accounting Standards Board (SASB), since amalgamated under the Value Reporting Foundation.

Our online IAR portal, which can be accessed at www.goldfields.com/integrated-annual-reports.php

GOLD FIELDS GROUP

2.34Moz attributable gold-eq production (2.46Moz managed gold-eq production)	**13.9PJ** energy consumption	**5.66GJ/oz** energy intensity	**4.3%** renewable electricity (excluding hydro)	**1.71Mt CO_2e** GHG (Scope 1 – 2) emissions	**306kt CO_2e** GHG emissions avoided	**0.70t CO_2e/oz** emission intensity	**9.44GL** freshwater withdrawn	**75%** water recycled/ reused

AMERICAS REGION

Mines: Cerro Corona
Project: Salares Norte

248koz managed gold production
1.23PJ energy consumption
4.94GJ/oz energy intensity
100% renewable electricity
79kt CO_2e GHG (scope 1 – 2) emissions
1.21kt CO_2e emissions abated
0.32t CO_2e/oz emissions intensity
3.7GL freshwater withdrawal
84% water recycled/reused

AUSTRALIA REGION

Mines: St Ives, Granny Smith, Agnew and Gruyere (JV)

1.14Moz managed gold production
5.21PJ energy consumption
4.56GJ/oz energy intensity
10% renewable electricity
531kt CO_2e GHG (scope 1 – 2) emissions
90.3kt CO_2e emissions abated
0.46t CO_2e/oz emissions intensity
0.7GL freshwater withdrawal
37% water recycled/reused

SOUTH AFRICA REGION

Mines: South Deep

293koz managed gold production
1.78PJ energy consumption
6.09GJ/oz energy intensity
0% renewable electricity
502kt CO_2e GHG (scope 1 – 2) emissions
42.6kt CO_2e emissions abated
1.71t CO_2e/oz emissions intensity
1.6GL freshwater withdrawal
80% water recycled/reused

WEST AFRICA REGION

Mines: Tarkwa and Damang

776koz managed gold production
5.69PJ energy consumption
7.32GJ/oz energy intensity
0% renewable electricity
603kt CO_2e GHG (scope 1 – 2) emissions
172kt CO_2e emissions abated
0.78t CO_2e/oz emissions intensity
3.4GL freshwater withdrawal
88% water recycled/reused

Gold Fields | Climate Change Report 2021
CCR | 2

Introduction and Leadership

Climate change targets and highlights

Gold Fields' purpose is to create enduring value beyond mining and we are guided by our three strategic pillars to achieve this purpose. Our climate change strategy is guided by Pillar 2, namely, to build on our leading commitments to ESG. During 2021, Gold Fields launched 2030 targets for its six ESG priority areas; three of these priorities are directly impacted by climate change, with the remaining indirectly affected. The diagram below sets out the ESG priorities directly affected by climate change, their respective targets and 2021 highlights.


Maximise potential from current assets through people & innovation
STRATEGIC PILLAR 1
Build on our leading commitment to ESG
STRATEGIC PILLAR 2
Grow the value & quality of our portfolio of assets
STRATEGIC PILLAR 3
Our Purpose
Why we exist
Creating enduring value beyond mining

ESG priorities	2030 targets	Description	2021 targets	2021 highlights
1 DECARBONISATION	50% 30%	50% absolute scope 1 and 2 emissions reductions by 2030 against 2016 baseline 30% net scope 1 and 2 emissions reductions by 2030 against 2016 baseline Net zero emissions by 2050	• 18% – Achieve 287kt CO_2e emissions reduction from projects in 2021 business plans • 5% – 657TJ reduction through energy savings initiatives from 2021 business plan • Initiate the South Deep solar plant for completion in 2022	• Achieved all three 2021 targets • Energy provider Kallpa certifies 100% hydroelectricity as clean energy for Cerro Corona • 7.1% TJ reduction through energy savings initiatives (1,208TJ) • 22% carbon emissions reduction from energy savings initiatives • 5.66GJ/oz energy intensity (2020: 5.64GJ/oz) • 0.70t CO_2e/oz GHG emission intensity (2020: 0.69t CO_2e/oz) • Cerro Corona, Tarkwa and Damang ISO 50001 certified. South Deep and Australian sites successfully implemented their energy management systems with audits for ISO 50001 certification planned for 2022 • Three new renewable energy projects: – Gruyere 12MW microgrid by Q2 2022 – South Deep 50MW solar plant by H2 2022 – Salares Norte solar plant by Q1 2023
2 WATER STEWARDSHIP	80% 45%	80% water recycled/reused 45% reduction in freshwater use from 2018 baseline	• 68% – recycle/reuse 68% of water use for Group • 3% – Reduce 477ML in freshwater intake from projected 2021 fresh Group water demand as per business plan from 13.3GL to 12.9GL	• 75% water recycled/reused on track to meet 2030 target • 35% reduction in freshwater intake against 2018 baseline
3 TAILINGS MANAGEMENT	GISTM conformance 3	Conformance with Global Industry Standard on Tailings Management (GISTM) by 2023 and 2025 Reduce number of active upstream raised TSFs from five to three		• GISTM assessment on track • Made required appointments to key technical positions • Allocated US$325m towards achieving 2030 targets

Climate change leadership and advocacy

The mining and metals industry play a significant part in the transition to a low-carbon future and in providing the required minerals and metals for the low-carbon and zero-carbon energy transition. Therefore, we see industry associations as powerful platforms for collective and impactful action to identify and manage climate-related risks and impacts. We take our responsibility towards addressing climate change seriously and as such have taken leadership roles in some of these associations and are active participants in ESG and climate-related initiatives and projects. Here is a snapshot of some of these initiatives.

ELECTRIC MINE CONSORTIUM

ZERO EMISSION ENERGY | FULLY ELECTRIC FLEET | PEOPLE AND COMMUNITY

Electric Mine Consortium

Working collaboratively towards a zero-emission and zero-particulate mine, through:

1. Resolving key technology choices
2. Shaping the supplier ecosystem
3. Influencing policy
4. Communicating the business case.

Gold Fields/Energy Vault proposed energy storage trial

The trial is intended to be run as a pilot project at the existing high penetration wind and solar power plant at our Agnew mine. The Energy Vault EVx™ energy storage solution is a gravity battery, using blocks made from the onsite tailings' facility. The efficiency of the battery is near to that of lithium batteries (~80%), with no degradation and a 30-year design life, which makes it an ideal low-cost and efficient mine storage solution. It is expected that a pilot of this scale would increase Agnew's renewable energy fraction by approximately two percentage points from current average daily level of 57%.

CHARGE ON™ INNOVATION CHALLENGE

We participate in the **Austmine Charge On** innovation challenge, to provide scalable and interoperable electrification of 220 tonne haul trucks, without impacting the haul cycle time.

ICMM International Council on Mining & Metals

Gold Fields, as an active member of the ICMM, participates in many of its working groups, including biodiversity, mine closure, tailings, water and climate change. We also actively participate in the **Cleaner Safer Vehicles** CEO-led initiative to achieve the following:

- GHG emissions-free surface mining vehicles by 2040
- Minimise the operational impact of diesel exhaust by 2025
- Make vehicle collision avoidance technology available by 2025.

Gold Fields | Climate Change Report 2021
CCR | 3

Gold Fields Climate Change Report 2021 4 CCR Chief executive officer’s statement SHSD Committee chairperson’s statementIn December 2021, Gold Fields announced a new strategy comprising three strategic pillars to guide the Company for the next decade. Strategic Pillar 2 commits the Company to build on its leading commitment to environmental, social and governance (ESG) issues. Nowhere is this ‘’leading commitment’’ more evident than in Gold Fields’ investment in decarbonising its operations. We are a leading mining company in addressing our impact on the changing climate through the use of renewable and low-carbon energy sources.However, we still have a long way to go. We are acutely aware of the severity of climate-related risks, as well as societal expectations that companies should play their part in reducing emissions. Equally, the impacts of climate change on our operations and surrounding communities are real and immediate. Climate change is affecting our operations through the physical impacts that more severe storms, longer droughts and rising temperatures have on our mines, employees and host communities. Furthermore, governments are also increasing efforts to regulate carbon emissions in most of the jurisdictions in which we operate, often by imposing taxes on non-renewable energy consumption.As such, our stakeholders expect us not only to take concrete actions to limit our emissions and also ask us to report comprehensively on the impact of climate change on our operations with a particular focus on our energy, water and tailings management. In all these areas climate change has a material impact on how we run our operations. This, our fourth Climate Change Report seeks to provide a comprehensive overview of the risks and opportunities we are facing, how we seek to mitigate them, our performance to date and the targets we have committed to meet.The November 2021 COP26 held in Glasgow, Scotland, and the most recent Intergovernmental Panel on Climate Change (IPCC) reports have highlighted a clear message from the scientific community: The world is not on track to meet the targets of limiting temperature rises to 1.5°C – 2°C by 2050, the minimum needed to prevent serious climate impacts. All stakeholders – governments, the corporate sector and civil society – need to take drastic action.One of the few encouraging developments to emerge from COP26 was the mobilisation of more than 5,200 businesses and about 450 financial institutions committed to science-based net-zero targets and increased public-private collaborations to deal with climate change.Gold Fields is committed to playing our role. We announced a comprehensive set of 2030 targets for our most material ESG priorities in December 2021, headlined by our commitment to decarbonisation in three key targets: • Reducing our scope 1 and 2 carbon emissions by 30% by 2030 from a 2016 baseline • Taking cognisance of the fact that we plan to raise our production profile over the same period, this amount to actually targeting 50% emissions reductions by 2030 • Net-zero carbon emissions by 2050 in line with the Paris AgreementThese targets are currently being embedded in our operations and we are planning on spending hundreds of millions of dollars to achieve them. Our management teams are being held accountable to ensure that we are implementing the right electricity solutions, continuing our energy savings initiatives and trialling new ore transportation technologies to enable us to achieve those targets. We are also working collaboratively with our peers in the ICMM and in other industry associations and initiatives to find common solutions to challenges such as zero emissions vehicles. Finally, we have committed to reporting annually on how we are performing in meeting our 2030 targets, so shareholders and other stakeholders have visibility of our progress.Rolling out renewable energy, fuel switching and energy efficiency projects has already contributed to emissions savings of 18% between 2016 and 2021 at Group level. The contribution of renewables to the Group electricity mix increased from 0% to 4.3% over the same period. This is largely due to the two completed renewable micro-grids at Granny Smith and Agnew in Western Australia, with the latter receiving, on average, 57% of its electricity requirements from green energy sources, one of the highest at a gold mine anywhere in the worldSouth Deep and Gruyere are set to launch their solar plants this year and Salares Norte in early 2024, while all our other mines are examining ways of minimising their dependence on fossil fuels to power the operations. The mines are also working out how to reduce their emissions further still.Beyond renewable energy, we are also looking at reducing emissions from our fleet of diesel-powered vehicles and machines to achieve our targets by trialling and eventually rolling out zero-emission vehicles. Scope 3 emissions are also now in focus and we will set targets for these emissions in 2023.We have a long way to go, but I am confident that, based on our track record and the commitment of our people, we will be able to meet the challenges that we will inevitably confront as we transition steadily to net zero. “We have a long way to go, but I am confident that, based on our track record and the commitment of our people, we will be able to meet the climate change challenge.” Chris Griffith Introduction and Leadership As a Board we have a critical role to play in ensuring that the Company we govern plays its role in addressing the defining challenges societies are facing. At present, the two ESG priorities that have headlined these challenges are gender diversity and climate change.It is the responsibility of the Safety, Health and Sustainable Development (SHSD) Committee of the Board to ensure that Gold Fields plays its role in addressing the climate change threat. As it is, physical climate changes are already being felt across the globe and impacting our communities and our operations.I assumed the role of Chair of the SHSD Committee in 2016, when Gold Fields commenced its climate change journey in earnest. The Board first approved a Climate Change Policy Statement for the Company in 2017, updating it in 2020, which committed the Company to identify and assess climate-related risks and opportunities; report and disclose its performance; raise the share of renewable energy; and implement energy and water efficiency initiatives. Since then, I have witnessed this policy statement translated into action, with Gold Fields introducing operational changes that have seen the Company recognised as a decarbonisation leader in the mining sector. It has done so primarily via its significant investment in renewable electricity and energy savings initiatives, which have had the added benefit of ensuring supply security and more affordable energy for our mines.Last year, Gold Fields took another step on its climate change journey by making a number of commitments to reducing its net Scope 1 and 2 carbon emissions: by 30% against its 2016 baseline by 2030 and to net zero by 2050. Once again, the Board was integrally involved by providing input into the targets and, ultimately, approving them.In making its operational changes and its decarbonisation commitments, Gold Fields has not only the welfare of its operations in mind, but also that of our host communities. In the past year we updated our climate change risk and vulnerability assessments across all our mines, where the focus was on assessing the impact on our operations and communities. The Board will ensure that, in applying the learnings from these assessments, we take account of the needs of our employees, host communities and, of course, our business.Gold Fields has to date chosen the right path in mitigating its impact on the changing climate. I have every confidence that its people will continue doing so even as the threat of climate change becomes ever more pressing. Terence Goodlace

III-5

Introduction and Leadership

Governance and management

Ethical leadership and integrated governance structures and processes are crucial in our strategy in tackling climate change. Our Board of Directors, the Safety, Health and Sustainable Development (SHSD) Sub-Committee, as well as Gold Fields' Executive Committee have committed to dealing with the impacts of climate change and drive the transition to a low-carbon future. We have continued to refine our governance structures with the establishment of an Executive Steering Committee dedicated to guide and monitor the development and implementation of the climate change and decarbonisation strategy. The Committee follows a holistic approach and comprises executives from the relevant functions and departments. It is supported by advisory and technical groups, external consultants and regional leads.

	RESPONSIBILITIES	KEY OUTCOMES
Board	The Board is accountable and ultimately responsible for the oversight over climate-related strategy, implementation, resilience, risks and opportunities	• Approval of South Deep solar plant capacity extension from 40MW to 50MW • Climate change training received • Approval of 2030 decarbonisation targets and net zero by 2050
Board Committees	**SHSD** – Primary Board sub-committee overseeing climate-related strategy and implementation, SHSD strategies, policies and performance **SET** – Stakeholder relations, socio-economic development, human rights, ethics, security **Risk** – Enterprise risk management, including ESG risks **Capital** – Climate-related capital projects	• ESG Charter and targets, especially decarbonisation • Continued implementation of renewable projects, specifically South Deep project • ESG benchmarking
Chief Executive Officer (CEO)	The CEO is responsible to lead his executive and management teams to draft and implement the Company's Board-approved **climate change strategy, including relevant policies and projects** The CEO sets the tone and **a climate-conscious culture** **Climate-related remuneration:** Balanced score card comprises **20%** incentives related to ESG, of which approximately one-third is linked to climate change and decarbonisation performance	• 2030 ESG targets launch and implementation • Climate change sector leadership • International Council on Mining and Metals (ICMM) – participation in Cleaner, Safer Vehicles initiative • Rejoined the World Gold Council (WGC)
Executive Climate Change Steering Committee	**Composition and responsibilities:** Executives responsible for investor engagement and reporting; finance; decarbonisation, climate support, scope 3 emission planning and offsets and climate risk and adaptation Integrated and systemic approach to addressing multifaceted impacts of climate change on company, supply chain and stakeholders	• Decarbonisation priority as part of ESG 2030 targets • Approximately 6% of balanced score card allocated to decarbonisation • Comprehensive decarbonisation strategy with targets and implementation plan
Sustainable development department	Provides a multi-disciplinary specialist function, comprising sustainable development, ESG reporting and assurance, climate change, carbon and energy, water, stakeholder engagement, environmental management, tailings management	• Incorporation of ESG into business strategy • Decarbonisation strategy • Second climate change risk and vulnerability assessments for all regions
Working Committees	**ESG** – develop ESG strategy for Board approval **Water** – continuous development and implementation of the water stewardship strategy **Energy** – continuous development and implementation of the energy and carbon strategy, including decarbonisation strategy	• Board approved ESG Charter, with 2030 targets • Regional water management plans, including targets • Regional 2030 energy and carbon plans, including targets

Gold Fields | Climate Change Report 2021
CCR | 5

Introduction and Leadership

Gold Fields' climate-related policy statements and commitments

Through our membership of associations such as the International Council on Mining & Metals (ICMM), we have embedded international good practice to address climate-related risks and opportunities throughout its business and operations. The tables below set out our commitments through ICMM, as contained in its most recent Position Statements on Climate Change, Water Stewardship and Tailings Governance, the relevant Gold Fields' Policy statements and commitments, as well as what we are doing to meet these commitments. Assurance of Gold Fields' self-assessments of our implementation of the ICMM Performance Expectations* has been conducted by an independent third party, a summary of which is available in the 2021 Integrated Annual Report.

** The ICMM Performance Expectations are a comprehensive set of requirements setting out the expectations of how ICMM members manage a comprehensive array of ESG issues at corporate and operational levels.*

CLIMATE CHANGE

Applicable SDGs: 7 Affordable and clean energy; 13 Climate action

ICMM COMMITMENTS	GOLD FIELDS POLICY STATEMENTS AND COMMITMENTS	KEY IMPLEMENTATION ACTIONS
Scope 1 and 2 emission targets: Net zero by 2050	• Set objectives and targets for carbon emissions reductions, energy savings, energy diversification and water management	• Board approved 2030 targets: – 50% absolute emissions reductions and – 30% net emissions reductions from 2016 base year – Net zero by 2050 • Decarbonisation strategy, including projects and capital commitments
Scope 3 emissions: Targets, leadership, partnership	• Committed to address scope 3 emissions as part of decarbonisation strategy	• A target for scope 3 emission reduction is to be developed by 2023
Targets cover all material sources of emissions	• Legal and other compliance	• The targets cover scope 1, 2, and 3 carbon emissions
Absolute reductions	• Set objectives and targets for carbon emissions reductions, energy savings, energy diversification and water management	• Targets include 50% absolute emissions and 30% net emission reductions by 2030 from the 2016 base year
Robust target-setting methodologies Disclose assumptions	• Paris Agreement-aligned targets towards a 1.5 °C future	• Decarbonisation strategy towards a 1.5 °C future
Integrate climate change in decision-making	• Continual improvement of climate change preparedness, performance and public disclosure	• Decarbonisation is one of the six priorities in our ESG Charter • ESG is one of our three Strategic Pillars • Decarbonisation integrated into the strategy, business planning processes and capital programmes
Adaptation and mitigation	• Regional climate change strategies, including mitigation and adaptation plan	• Second round of regional climate change risk and vulnerability assessments conducted • Decarbonisation strategy includes mitigation plans to reach targets
Supporting community resilience	• Seeking collaboration with host communities towards climate change policies	• Ghana, South Africa and Peru involved in community water provision and educational projects
Transparent disclosure Scope 1 – 3 External verification TCFD-alignment	• Public reporting of GHG emissions footprint and climate-related risks and opportunities	• Mature scope 1 – 3 emissions reporting • External independent assurance • TCFD-aligned climate change report
Engagement	• Collaboration with host communities, governments, peers, investors, NGOs, and business partners	• Active member of the ICMM, rejoined the WGC • Engagement with peers and original equipment manufacturers, e.g. Australian Electric Mine Consortium
Innovation and technology	• Support research, innovation and technology development • Renewable, low-carbon energy solutions; energy efficiency initiatives, including carbon offsets	• Participate in technology working group of the ICMM's Innovation for CSV programme • Decarbonisation strategy underpinned by innovation and technology
Carbon pricing	• Transparent carbon pricing mechanisms, including CO_2e shadow price in all new and life extension projects	• Granny Smith gas power plant earns annual carbon credits from the Australian Emissions Reduction Fund, with carbon credits auctioned for the fifth year, used as shadow price in Australia region

Gold Fields | Climate Change Report 2021
CCR | 6

Introduction and Leadership

Gold Fields' climate-related policy statements and commitments continued

WATER STEWARDSHIP

Applicable SDGs: 6 Clean water and sanitation; 12 Responsible consumption and production

ICMM COMMITMENTS	GOLD FIELDS POLICY STATEMENTS AND COMMITMENTS	KEY IMPLEMENTATION ACTIONS
Corporate water governance • Approach • Responsibilities and accountabilities • Integrate water into business planning • Public reporting	• Legal, regulatory, and voluntary compliance • Corporate water governance: – Responsibilities and accountabilities – Integrate water into business planning – Public reporting	• 2020 – 2025 Group water stewardship strategy, as well as regional water strategies and three-year management plans • Strategy comprises three pillars: – Security of supply – Water efficiency – Catchment management • ISO 14000 certification of all mines
Effective water management • Water balance • Targets and objectives • Water quantity and quality management • Access to clean drinking water and sanitation facilities for all employees	• Effective water management: – Social and environmental risk management – Efficient water utilisation solutions – Employee awareness and training – Context-relevant water performance targets • Security of operational water supply for all catchment users including the natural environment • Access to clean drinking water, gender-appropriate sanitation facilities and workplace hygiene	• Freshwater withdrawal reduction and increased recycling/reuse targets • Water planning embedded into core operational management • Water risk aligned with resourcing over life-of-mine, including water balances • All employees have access to clean drinking water, gender-appropriate sanitation facilities and hygiene at the workplace
Collaboration for sustainable water use • Catchment-level risks and opportunities • Engage stakeholders on external water governance • Water stewardship initiatives	• Collaboration: – Proactive engagement with stakeholders, including host communities – Support water stewardship initiatives • Regular updating of risks, including climate-related for operations	• Context-specific catchment stakeholder engagement • South Deep is collaborating with a neighbouring mine to restore the Leeuspruit river

TAILINGS MANAGEMENT

Applicable SDGs: 9 Industry, innovation and infrastructure; 12 Responsible consumption and production

ICMM COMMITMENTS	GOLD FIELDS POLICY STATEMENTS AND COMMITMENTS	KEY IMPLEMENTATION ACTIONS
Implement practices of the six elements of the Tailings Governance Framework:	• Zero harm to people and the environment • Zero tolerance for human fatalities	Climate change risks (and opportunities) are addressed thoroughly across the ICMM Position Statement and the Global Industry Standard on Tailings Management, as well as Gold Fields' internal standards and procedures. They include scoping and design, risk management, water management, stormwater management, rehabilitation, closure and post-closure management. In addition, reporting may be found in our Integrated Annual Report, and in a dedicated section of our website: https://www.goldfields.com/environment-tsf.php.
1. Accountability, responsibility and competency	• Uphold Gold Fields vision and values • Accountabilities and responsibilities defined • Key appointments made • Legal and other compliance	
2. Planning and resourcing	• Adequate resources, including human and financial • Collaborate in innovative approaches throughout the life cycle of TSFs, through research and industry initiatives	
3. Risk management	• TSFs are adequately and legally maintained, closed and rehabilitated in a safe and stable state • Critical control management	
4. Change management	• Meaningful stakeholder engagement on all key aspects throughout the TSF life cycle	
5. Emergency preparedness and response	• Emergency preparedness and response planning, including community engagement • Adequate resources available for recovery efforts	
6. Review and assurance	• Open and transparent tailings management practices, including public disclosure	

Gold Fields | Climate Change Report 2021
CCR | 7

Our net-zero commitments

Our decarbonisation journey

WHERE HAVE WE COME FROM? … **WHERE ARE WE GOING?**

1 FOUNDATION (2011 – 2015)

Ensure investor **ESG** confidence and reputation protection

ESG CONTEXT

Vision:
"To be the global leader in sustainable gold mining"

- ICMM membership
- Regulatory and voluntary sustainability framework requirements adherence
- First Integrated Annual Report published

CLIMATE CHANGE SPECIFIC

- CDP reporting (carbon) of emissions and performance
- Developed a Group integrated energy and carbon management strategy
- Implemented energy efficiency initiatives
- Reactive water management

2 IMPLEMENTATION (2016 – 2020)

Protect **licence to operate** and strengthen ESG reputation

ESG CONTEXT

ESG risk identification and mitigation:

- Social licence to operate
- Energy security
- Water security
- Safety and health
- ICMM Mining Principles compliance

CLIMATE CHANGE SPECIFIC

- CDP reporting (climate and water)
- TCFD-aligned Climate Change Report
- Group climate change policy approved and updated
- Group water stewardship policy approved
- Group TSF policy approved
- Regional climate risk and vulnerability assessments
- Group and regional water stewardship strategies being developed

3 ESG 2030 TARGET DEVELOPMENT (2021)

ESG 2030 targets

2021
Board concept approval for ESG targets, including decarbonisaiton.

Work carried out during the year:

- Regional plans to achieve 30% net emission reductions by 2030
- Conceptual decarbonisation strategy
- Board decarbonisation training
- 2016 baseline validation and target verification
- Capital allocation

1 December 2021
2030 science-based targets launched for six ESG priorities, headlined by decarbonisation

2022
Commence operational implementation of 2030 ESG target strategies

2023
Programme deployment via project management platform and change management

4 OPERATIONAL INTEGRATION (2022 – 2030)

Create **enduring value** beyond mining

ESG CONTEXT

New vision:
"To be the preferred gold mining company delivering sustainable superior value"

- Shift from compliance to sustainable value delivery to all stakeholders
- ESG Charter, underpinned by six interconnected key priorities, with strategic intents and targets

CLIMATE CHANGE SPECIFIC

- Decarbonisation strategy in line with a 1.5 °C future with 2030 targets, including net zero by 2050, projects and capital budgets and including science-based targets validation by SBTi
- Creation of Executive Climate Change Steering Committee guiding development and implementation of decarbonisation strategy
- Develop targets for scope 3 emission reduction by 2023
- Updated regional risk and vulnerability assessments
- Embedding water stewardship into operational mine plans
- Working towards full conformance of the GISTM by 2023 and 2025 respectively

Gold Fields | Climate Change Report 2021
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Gold Fields Climate Change Report 2021 9 CCR Our net-zero commitments CORE INITIATIVES TO ACHIEVE NET 30% REDUCTION BY 2030 A 30% by 2030 reduction is only possible with multiple stretch initiatives, some of them using technologies that are still being developed, to offset the anticipated growth to 2.8Moz in production and associated emissionsClimate change and decarbonisation strategyGold Fields’ GHG emissions profile, 2030 – impact of “core” initiatives kt CO2eCONCEPTUAL PATHWAY TO NET ZERO 2030 – 2050 TARGET 100% CLEAN ELECTRICITY (~2/3rd of current scope 1 + 2 emissions) Target >70% green Wind, solar, batteries New storage technologies • Target 100% green plus export opportunities • Green hydrogen or long duration • Leverage disruptive technologies, but not required to achieve 100%TARGET 100% ELECTRIFICATION OF DIESEL EQUIPMENT (~1/3rd of current scope 1 + 2 emissions) Target ~20% diesel elimination Electric material movement Biodiesel; hydrogen fuel cells Energy efficiency initiatives • Electric underground mine • For open pit – rail, green hydrogen, large EVs • Heavily automated, driverless, new mine designs • Target 100% diesel elimination • Leverage disruptive technologiesCARBON OFFSETS AND NATURAL CLIMATE SOLUTIONS Explore/invest in offset options and natural climate solutions 2023: Methodology and targets for scope 3 emission reduction to be developed • Carbon offsets to mitigate liabilities • Site-specific natural climate solutions, verifiable and assured • Verified and assured carbon offsets • Site-specific natural climate solutions • Eliminate scope 3 emissions 1 2 3 4 5 6 7 8 9 2021 2030 2035 2040 2045 2050 831kt 1,693 2,395 1,564 Electric Fleet, Diesel replacement 130kt Efficiency, 151kt Renewables, Electricity replacement550kt2030ForecastSouthDeep(45%)Growth(2.8m ozp.a.)2016ActualSt Ives(95%)SalaresNorte(79%)CerroCorona(35%)Agnew(73%)Gruyere(73%)Granny Smith(35%)South Deep Storage WestAfricaAustraliaAmericas(17% diesel replacement)(% renewables of total electricity supply)West Africa – CCGTs at Tarkwa2030PotentialAll sites – other efficiencyGap*Target 702 31759 1,605 134821,198 264 120 55 629525 31 379 629904 31 78 9 28 28 23 73 33 48 49 23 -35% -51% ■ Others ■ Diesel ■ Electricity CONCEPTUAL PATHWAY TO NET ZERO: 2022 – 2050 Our December 2021 announcement of an ambitious 2030 carbon emissions reduction target and reaffirming our commitment to net zero emissions by 2050, heralded the next stage in our decarbonisation journey. We use 2016 as a base year, as this is when Phase 1 of this journey commenced and we started developing a wide-ranging climate change and energy strategy, programmes and targets.We are measuring our performance against our target of a 30% reduction of scope 1 and 2 emissions by 2030, which amounts to an effective target of approximately 50% when projected 30% gold production growth to 2.8Moz is taken into account. To date – between 2016-2021 – our emissions increased 1% against the 2016 baseline, despite mining 9% more tonnes and producing 11% more gold. Our 2021 emissions were 18% lower than they would have been in the absence of energy savings initiatives and the renewable microgrids installed at Agnew and Granny Smith in Western Australia.The top adjacent table outlines how we plan to achieve our 2030 targets. In terms of our net 30% reduction target we will have to reduce our emissions to just under 1.2Mt CO2e from the 1.7Mt CO2e in 2016. At the same time we plan to increase gold production to around 2.8Moz a year during the second half of the decade – this would push up emissions to an estimated 2.4Mt CO2e by 2030 if we did not undertake the aggressive programme we have outlined.How do we get there? Firstly, we had a look at our emissions profile – approximately two-thirds of our emissions are linked to our electricity usage, with South Deep by far the highest emitter in the company. The remaining third of our emissions is linked to diesel emissions by our fleet of mining vehicles.If we increase emissions in line with our production forecast, we foresee that the electricity/diesel split remains the same. For the next few years, therefore, our focus will be on replacing our gas and coal-fired electricity with renewables, as highlighted in the turquoise section of the graph. This shows how much of each mine’s electricity is intended to be derived from renewables by 2030.Our diesel reduction efforts will initially be focused on introducing zero emission vehicles at our mines. We are currently carrying out internal trials, as well as working with peers in ICMM and the Electric Mine Consortium to develop cleaner, safer vehicles. But we are at an early stage and a meaningful impact is still a few years away.A third emissions reduction component will be from continuing to improve energy efficiencies at our operations, with a switch from open to closed cycle gas turbines at Tarkwa mine providing a significant kicker. As the graph shows, our current planned projects will not be enough, and we have identified several stretch opportunities to fill the gaps – such as those displayed in the beige box in the graphic.The nine key initiatives outlined in the graph will be the focus of our decarbonisation work from now until 2030.Looking beyond 2030 to the net zero target by 2050, the picture is less clear, but we know the high-level initiatives needed to take us there and these are depicted in the bottom graphic. By 2050, all the electricity used by our mines will be clean electricity, with 70% of that target to be achieved by 2030.For diesel consumption, our high-level target is to eliminate 20% in the first 10 years and then accelerate this programme until 100% elimination is achieved by 2050. Carbon offset programmes are a last resort if we fall short.We will also have to tackle scope 3 emissions, those from our supplier and upstream base, as our targets are currently limited to scope 1 and 2 emissions. Over the next two years we will be working with our peers in the ICMM and with our suppliers to look at ways of reducing these emissions and will announce our first scope 3 targets before the end of 2023, in line with ICMM timelines.Gold Fields has been measuring and reporting its scope 3 emissions since 2008 and is aligned with the rest of the gold industry: research by the World Gold Council has found that upstream scope 3 emissions account for approximately 20% of the industry’s total emissions. During 2024, Gold Fields' scope 3 emissions accounted for 23% of our total emissions. On the plus side we also know that compared to other metals and minerals gold has a relatively low carbon footprint, though that does not absolve us from our responsibility towards minimising our impact as best as we can. Stretch opportunities to fill gap • South Deep, 100% green electricity: 306kt • Gruyere, 78% green electricity: 88kt • Source clean power for Damang: 112kt • Source clean power for Tarkwa through grid: 42kt Total 548kt

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Gold Fields Climate Change Report 2021 10 CCR Renewable energy AUSTRALIA – St Ives• Existing power purchase agreement in place until end 2023, with electricity supply of 100% natural gas• Feasibility study for a standalone power solution underway• Planned 75% – 85% renewable energy by 2025, which will comprise wind, solar, diesel back-up and battery storage AUSTRALIA – GruyereExpected commissioning Q2 2022• IPP: APA • 12MW solar, 4.4 MW/4.4MWh battery storage, 53MW gas, 3MW diesel • 10% renewable energy fraction (electricity) • 7% net mine emissions reduction • Total cost: US$20m (IPP: US$20m (renewables only))• Plan to achieve 25% renewable energy by 2030, increasing by 20MW solar SOUTH AFRICA – South Deep Expected commissioning H2 2022• 50MW solar plant (previously 40MW) • To provide 24% of mine’s electricity • R123m/year saving • 109kt net emissions reduction per year • Total cost: R715m (US$45m) (previously R660m)• Ambition is to achieve 45% renewable energy with storage capacity• 50MW solar will save ~ 167 000kl of water consumed by Eskom• Successfully relocated protected plant species during construction GHANA – Tarkwa• IPP: Genser Energy• Installed turbines and infrastructure• Generator upgrade in 2025• Gas transition from diesel to LPG (2016) to natural gas (2020)• Gas transport via pipeline GHANA – Damang• IPP: Genser Energy• Installed turbines and infrastructure• Generator upgrade in 2026• Gas transition from diesel to LPG (2016) to natural gas (2020)• Gas transport via pipeline The decarbonisation strategy includes a significant lever: green energy. In all, 75% of the 2030 target will be reached through renewable energy use and storage. Gold Fields’ emission reduction drive started in 2016 with over US$420m investments in renewable energy projects by 2021 (GFL US$100m; Independent Power Producers (IPPs) via power purchasing agreements (PPAs) US$320m). This has resulted in 18% absolute net group emission reductions to date. Renewables now account for 4.3% of the Group's electricity mix (excluding hydro) in 2021 (2016: <1%) rising by 14% by 2025. If hydroelectricity from Cerro Corona is included, renewables currently account for 12.5% of our electricity mix, improving to approximately 22% by 2025. AUSTRALIA – Agnew Completed 2021 • IPP: EDL • 18MW wind, 4MW solar, 13MW/4MWh battery storage, 18MW gas, 3MW diesel• 50% – 60% renewable energy fraction, up to 85% during ideal conditions• 42% net mine emissions reduction • Total cost: US$80m (IPP: US$58m; ARENA: US$10m)• First large-scale Australian microgrid to incorporate wind turbines• Planned 73% renewable energy by 2030 CHILE – Salares Norte projectExpected commissioning Q1 2024• IPP: Aggreko• 27MW diesel, solar microgrid of which solar to provide 10MW• Total cost: US$19m (IPP: US$13m)• Planned 79% renewables comprising 20MW solar, 10MW wind and storage by 2030 PERU – Cerro Corona• Energy provider Kallpa's 100% hydroelectricity is certified as clean energy by the International REC Standard. As such, 100% of the mine's electricity is classified as renewable• Planned additional renewable energy sources by 2030• 6MW bought from the grid AUSTRALIA – Granny Smith Completed 2020• IPP: Aggreko • 8MW solar, 2MW/1MWh battery storage, 35MW gas, 5MW diesel• 9% renewable energy fraction (electricity) • 7% net mine emissions reduction • Total cost: US$28m (IPP: US$26m) • Planned 35% renewable energy by 2030, comprising 28MW wind, 18MW/9MWh battery storage Our net-zero commitments

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Our net-zero commitments

Climate change risks and opportunities

CLIMATE CHANGE-RELATED RISKS

The World Economic Forum's 2022 Global Risk Report identifies climate action failure, extreme weather and biodiversity loss as one of the top three most severe risks on a global scale over the next 10 years. Human environmental damage and natural resource crises are seventh and eighth respectively. The WEF Report warns of a systemic risk of exacerbated global inequalities as a result of a disorderly climate transition. No sector, business, person or region will be able to avoid the impacts of climate change.

Gold Fields has incorporated climate-related risks and opportunities into our enterprise risk management and strategy processes at Group and regional levels. Each region conducted its second five-yearly climate change risk and vulnerability assessments during 2021, with the Salares Norte project conducting its first assessment. Focused climate change risk and vulnerability assessments have been initiated for the Group's tailings storage facilities (TSFs) and water infrastructure as well. National and international climate-related regulatory and legislative requirements are reviewed continually to ensure that associated risks are managed and potential opportunities leveraged.

GOLD FIELDS' 2021 CLIMATE-RELATED TOP STRATEGIC GROUP RISKS

Rating	Group risks	Context	Mitigating actions	Opportunities
8 (2020: 9)	Failure to implement **climate change** adaptation measures	Stakeholders are increasing expectations of climate change leadership through, inter alia, robust climate change adaptation. We are already experiencing extreme weather events. Climate-related policy, legislation and regulations are becoming more stringent to reflect the increased country ambitions pledged at COP26 and thereafter.	Gold Fields is actively implementing measures to increase our resilience to climate change impacts. These include regional climate change risk and vulnerability assessments, with adaptation and mitigation plans monitored quarterly, as well as collaboration initiatives with peers and industry associations.	Natural climate solutions can assist us in reaching net zero, contribute to biodiversity and enhance social and regulatory licences to operate.
12 (2020: 13)	**Water security**	Water security for both Gold Fields and other water catchment users is affected by water pollution, freshwater use and water recycling/reuse. The majority of our regions are water scarce, while Ghana must deal with excess water, especially during floods and storms.	The Gold Fields 2020 – 2025 water stewardship strategy, aligned to ICMM good practice, is implemented through three-year regional water management plans. ISO 14001 certification at all operations ensures sound water stewardship governance.	Improve water security for communities and the environment and improve community relations in water-stressed regions. Achieve cost savings and reduce reliance on utility companies.
15 (new)	**ESG: Stakeholder expectations**	The incorporation of ESG into business strategy and practice is rapidly gaining traction amid increased investor expectations. Hollow "feel-good" ESG corporate statements and unsubstantiated targets are being called out as greenwashing and could impact reputation. Purposeful ESG integration requires capital and expertise skill sets.	The ESG Charter, with six priorities and clear and measurable targets, based on international best practice, is being implemented. The first part of the decarbonisation strategy to achieve 30% net emission reductions by 2030, dealing with scope 1 and 2 emissions, has been developed, with scope 3 emissions targets and actions to follow by 2023. The ambitious decarbonisation strategy includes renewable energy, energy efficiency and diesel replacement initiatives. The 2025 water stewardship strategy implementation is progressing ahead of targets.	Vastly reduced carbon footprint, more compelling investment case and improved reputation. Showing leadership in renewable energy and technology adoption can prompt greater collaboration with other industry players and peers.

GOLD FIELDS' 2021 CLIMATE-RELATED TOP CATASTROPHIC GROUP RISKS

Rating	Risks	Context	Mitigations
1	Tailings dam failure	Catastrophic TSF failure could cause loss of life and environmental and property damage. There could be many triggers for failure, of which climate change, including extreme weather events, is one.	Robust and stringent TSF management governance, including processes, procedures and controls, based on ICMM guidance and GISTM. We are further strengthening governance by ensuring conformance of all TSFs with "extreme" or "very high" consequence classifications with the GISTM by August 2023 and all other TSFs by August 2025.
2	Flooding (major incident causing loss of life and property damage)	The recent IPCC reports indicated with a high level of certainty that the volatility and extremity of weather events will increase and that global warming is affecting a change in the global water system. Extreme flooding could result in damage to and collapse of infrastructure, including power supply, compromising pumping ability.	Climate risk and vulnerability assessments conducted for all regions, with adaptation plans being implemented. Various policies, processes and procedures based on ICMM and other guidance such as the ICMM's Critical Control Management Programme. Robust enterprise risk management, including emergency evacuation and flooding procedures and emergency response plans.



One of the five wind turbines at our Agnew mine in Western Australia

Gold Fields | Climate Change Report 2021
CCR | 11

Our net-zero commitments

Unpacking transitionary risks

The outcomes of the recent COP26 held in Glasgow, Scotland, in November 2021 look set to increase legislative and policy transitionary risks for companies. These include the completion of the Paris Rulebook, which *inter alia* deals with stricter emissions disclosures and the exponential development in transparent disclosure and reporting. This has been given further impetus with the establishment of the IFRS International Sustainability Standards Board and the consolidation of various accounting and sustainability frameworks. More than 5,200 businesses, including Gold Fields, and about 450 financial institutions have to date committed to science-based net zero targets and there has been a marked increase in public-private collaborations to deal with climate change impacts.

During 2022, a focus at Group level will be on aligning our disclosure with new rules by the US Securities Exchange Commission (SEC) entitled: The enhancement and standardisation of climate-related disclosures for investors. These are set to be unveiled in mid-2022. Similarly, we will seek to align with the Johannesburg Stock Exchange's (JSE) voluntary JSE Sustainability and Climate Disclosure Guidance.

CLIMATE-RELATED LEGISLATION, POLICIES AND NDCS

	CHILE	PERU	AUSTRALIA	SOUTH AFRICA	GHANA
Key legislation	• Carbon Tax Law • Framework Law on Climate Change being developed • Promotion of expansion of energy matrix through unconventional renewable energies	• Framework Law on Climate Change, 2018 • Energy Efficiency Act, 2007	• Clean Energy Finance Corporation Act, 2012 • Proposed Greenhouse Gas Storage and Transport Bill for Western Australia	• National Climate Change Bill • Carbon Tax Act, 19 of 2019	• Renewable Energy Act, 2011
Policy and regulations	• Long-Term Climate Strategy (ECLP) • National Green Hydrogen Strategy, 2020 • Sectoral mitigation and adaptation plans	• 2015 National Climate Change strategy (ENCC) • National Forestry and Climate Change strategy • Voluntary carbon footprint reporting • Proposed Registry of Emissions and Transfers of Pollutants	• Clean Energy Finance Corporation Investment Mandate Direction 2020 • Climate Solutions Package, 2019 • National Hydrogen Strategy, 2019 • Emissions Reduction Fund and Safeguard Mechanism	• National Climate Change Adaptation Strategy, 2020 • Sectoral emission targets framework and company-level carbon budget allocations expected 2023	• National Climate Change Policy, 2013 • Ghana Renewable Energy Master Plan, 2019 • National Adaptation Plan Framework, 2018
Carbon tax	• Carbon tax of US$5/t CO_2e to apply to entities that emit 25 00t CO_2e and/or 100t of PM from combustion processes from 2023			• Phase 1 of Carbon tax regime taxes primary emissions, with no liability to date • Phase 1 extended until end 2025 • Pass-through tax on cement	
NDCs[1]	**Carbon neutrality by 2050** GHG emissions of no more than 1,100Mt CO_2e between 2020 and 2030, with a peak by 2025 and GHG level of 95Mt CO_2e by 2030	**Fixed level target** Range of 208,8Mt CO_2e (unconditional) and 179,0Mt (conditional) by 2030	**Target of net zero emissions by 2050** Reduce GHG emissions by 26% – 28% below 2005 levels by 2030	**Fixed level target** Range of 398Mt – 510Mt CO_2e for 2025; 350Mt – 420Mt CO_2e for 2030 (in line with Paris Agreement)	**Fixed level target** Range of 26.9% and 12% reduction by 2025 and 14.9% and 44.9% by 2030 against business-as-usual levels
Gold Fields response	• Salares Norte's energy will consist of a 27MW hybrid microgrid with 10MW of solar	• Renewable energy procured from grid • Hydro-power allocation classified as renewable energy by the International REC Standard	• Continued implementation of renewable energy plants at all four mines • Participation in Electric Mine Consortium • Trial of zero-emission vehicles	• 40MW solar PV plant upgraded to 50MW, to be commissioned end 2022 • Approval to increase capacity to 60MW received • Trial of zero-emission vehicles	• Upgrade of turbines to combined cycle gas turbines at Tarkwa • Electric fleet and diesel replacement

[1] *Source: Climate Watch (climatewatchdata.org)*

Gold Fields | Climate Change Report 2021
CCR | 12

Gold Fields Climate Change Report 2021 13 CCR Performance and progress Energy and carbon managementEnergy management is Gold Fields’ key lever in reducing our GHG emissions and transitioning to a low-carbon future. To ensure integrated climate change leadership and governance, we have established an Executive Steering Committee to oversee our climate change response, of which our decarbonisation strategy forms a significant part. International best practice, such as the recently revised ICMM Position Statement on Climate Change and implementation of ISO 50001-certified energy management systems at all sites by 2023, will provide the framework in which our decarbonisation journey will take place. PERFORMANCE ANALYSIS 2021 13 CLIMATEACTION AFFORDABLE AND CLEAN ENERGY7 Total energy consumption increased by 6% to 13.9PJ (2020: 13.1PJ), mainly as a result of a 10% increase in tonnes mined. The energy mix comprises 51% haulage diesel, 48% electricity and less than 1% of other fuels Energy intensity remained virtually unchanged at 5.66GJ/oz (2020: 5.64GJ/oz) Energy savings increased to 1.21PJ (2020: 1.09PJ), translating into long-term cost savings of US$34m, equal to US$14/oz. Our 2017 Energy and Carbon Management Strategy has delivered cumulative energy savings of 3.3PJ and combined cost savings of about US$140m up to 2021 Energy spend increased by 25% during 2021 to US$341m (2020: US$257m) on the back of higher oil prices and increased consumption Scope 1 and 2 emissions were 7% higher at 1.7Mt CO2e than the previous year (1.6Mt CO2e), despite a 10% increase in tonnes mined Emissions intensity increased slightly to 0.70t CO2e/oz (2020: 0.69t CO2e/oz) We exceeded our annual target of 287kt CO2e in emissions reductions from savings initiatives during 2021 by 7%, achieving 306kt CO2e (2020: 253kt CO2e) 1 2 3 4 5 6 7 Cerro Corona’s carbon footprint is the lowest in Gold Fields. The mine has been ISO 50001 certified since 2018.• Optimising haulage process and reduction of diesel consumption• LED light towers• Continuation of LED lighting rollout• Commissioning of 10MW solar plant at the Salares Norte project in Chile in Q2 2024US$0.4mUS$1.71/oz1,212 CO2eAustralia is Gold Fields’ leading renewable energy region, with Agnew’s hybrid microgrid supplying 57% renewable electricity• Improve haulage efficiency and diesel reduction • Installed a power line to reduce diesel consumption• Installation of capacitor banks to reduce reactive power• Gas waste heat recovery • Commissioning of renewables microgrid at Gruyere in Q2 2022US$8.7mUS$7.63/oz90,274 CO2eAs 93% of South Deep’s carbon footprint is fossil-fuel electricity based, its energy efficiency initiatives are electricity grid-related.• Commissioning of 50MW solar plant in H2 2022 • Switch off one 3MW compressor and run one compressor at 4MW• Pumping station optimisation and recirculation of water• Replacement of fans with new energy efficient fans • Fan systems optimisationUS$3.9mUS$13,38/oz42,638 CO2eInstallation of gas turbines supplied by a pipeline has improved energy security, improved road safety and reduced costs and emissions.• Electric pumps to replace diesel pumps for dewatering • Installation of variable speed drives at tailings pumps • Mining equipment optimisation, including eco driver training• Carbon-in-leach elution fuel changeUS$21.1mUS$27,16/oz172,008 CO2e WEST AFRICA REGION AUSTRALIA REGION KEY REGIONAL ENERGY INITIATIVES Total cost savings Cost reductions CO2e savings 2,5002,0001,5001,000500020161,6931,6111,5061,6111,605114169011312817732017201820202019221EMISSIONS AND REDUCTIONS ACHIEVED■ Scope 1 and 2 emissions■ Annual GHG emissions avoided 16,00014,00012,00010,0008,0006,0004,0002,0000201611,69612,17811,62812,49813,12913,9053211764114051,0851,208120172018202020192021GROUP ENERGY USE AND SAVINGS ACHIEVED■ Group energy consumption (TJ) Q Annual energy savings (TJ) 1 Of the Tarkwa mine’s 2021 total energy savings, 5.6TJ (11.2%) were derived from initiatives that deviate from Gold Fields' reporting criteria. As these initiatives resulted in cost and energy savings, they have been recognised as exceptional savings by the Gold Fields Group Head of Energy and Carbon. SOUTH AFRICA REGION AMERICAS REGION SDGs:

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Gold Fields Climate Change Report 2021 14 CCR Water stewardship Performance and progress The 6th Assessment Reports issued by the IPCC confirm that the climate crisis is a water crisis, resulting in too much, too little or too polluted water, or a combination of these. Our water stewardship approach is that of inclusive management of a commonly shared scarce and valuable resource, acknowledging that access to water is a fundamental human right and indispensable to the proper functioning of all natural ecosystems. We are also very aware that most of our operations are situated in water-stressed areas. Gold Fields’ five-year water stewardship strategy is closely aligned to the ICMM Water Position Statement and follows an integrated water resource management approach, including catchment management informed by risk and opportunity analyses. As water risks are local, each region identified its key risks and opportunities to develop its regional water management plan. We also started a process to assess the impact of climate change on the integrity of all water management structures across the Group. DRIVING SUSTAINABLE ECONOMIES Gold Fields continued to participate in CDP water disclosure and achieved an A- rating for 2021.Our focus remains on continual improvement of our water management practices, pollution prevention, recycling and water conservation. Water stewardship is one of six priorities of the Gold Fields ESG Charter, with 2030 targets to recycle and reuse at least 80% of water and reduce freshwater use at least 45% from a 2018 baseline. During 2021, Gold Fields spent US$32m on water management and projects (2020: US$25m). We met all our water-related targets during 2021. PERFORMANCE DATA 6 CLEAN WATER AND SANITATION The primary gains were achieved at Tarkwa and South Deep. Tarkwa installed a micro-filtration unit on a clarifier return line to the carbon-in-leach plant and reused process water for cooling at the power plant and to mix explosives and some chemicals TARGET Recycle/reuse 80% of total water use by 2030PERFORMANCE IN 202175% South Deep continued to recycle treated sewage effluent and upgraded its potable water pipeline, reducing losses TARGET 45% reduction of freshwater use from a 2018 baseline by 2030PERFORMANCE IN 202135% ICMM issued an updated Water Reporting Guideline and we updated our internal guideline accordingly. 105020173.36.54.22.97.33.83.25.94.34.82.90.90.50.71.60.63341201820202019221FRESHWATER USE/WITHDRAWN (GL)■ South Africa Q West Africa Q Americas Q Australia Q Group 10050020175272825168843241797983192881378734201820202019221WATER RECYCLED/REUSED(%) ■ South Africa■ West Africa■ Americas■ Australia ■ Group WATER STEWARDSHIP STRATEGY PERFORMANCE Efficient water userResponsible operatorEngaged operatorCommunity projects/initiatives PERU • Integrated data management software for water quality monitoring data • Water resource risk assessment • Feasibility study for a TSF water treatment plant completed • Provision of water monitoring reports to host communities • Workshops with communities were postponed due to Covid-19 restrictions • Rainwater harvesting • Optimisation of potable water system in Hualgayoc • Construction of a water treatment plant to provide drinking water to communities SOUTH AFRICA • Aim to eliminate Rand Water (utility) consumption to zero by 2050 • Water conservation and demand management plan • Exceeded both water targets • Received the approved amendment to the 2018 water use licence • The old return water dam was desilted and designs for an upgraded lining completed • Active engagement with the Rietspruit Catchment Forum with instream water quality results shared • Shared-value projects • Collaborated with government agencies to raise awareness of the importance of trees and water during Arbor Day and planting trees at three schools • Starting water management education programmes in schools AUSTRALIA • Water balance reviewed • Identified water projects, e.g. commissioned seepage transfer station at the TSF to capture and recycle seepage water • Water management risk assessments completed, with water management plans for all sites to be completed during 2022 • Identified key water stakeholders • Engaged with all the local shires on the impacts of climate change, how to mitigate the effects of drought etc. • Participation in the Goldfields Voluntary Organisation of Councils comprising 10 local governments to discuss issues in the Goldfields region of Western Australia GHANA • Commissioned clarification plant at Tarkwa • Site water management plans completed • Catchment and water source-based risk assessments and controls • Host community water committees re-formed • Watershed mapping completed SDG:

III-15

Gold Fields Climate Change Report 2021 15 CCR Tailings storage facilities Performance and progress TAILINGS MANAGEMENT STRATEGYGold Fields’ Tailings Storage Facility (TSF) Management Policy Statement commits us to ensure that our TSFs cause zero harm or damage to our people and the natural environment. At the industry and company level, we are pursuing two broad strategies to further strengthen the technical management and governance of the 37 tailings facilities at our operations and joint ventures. As a member of the ICMM, Gold Fields has been integrally part of the development of the Global Industry Standard on Tailings Management (GISTM) as an international imperative to prevent TSF failures, such as those that had occurred over the past few years at the Brumadinho and Samarco TSFs in Brazil, both resulting in major losses of lives, and the Mount Polley TSF in Canada. This global best practice standard sets out how companies can ensure that tailings facility risks are managed appropriately, consistently and transparently. At a company level, Gold Fields has publicly endorsed and committed to conforming to the GISTM. We have also aligned our tailings management practices to the ICMM position statement on tailings management. In 2021, Gold Fields launched a review of each of our major water management structures, including TSFs, to evaluate their status, identify opportunities for improvement and assess the potential impact of climate change on their integrity.CLIMATE CHANGE RISK AND VULNERABILITY ASSESSMENTS We appreciate that risk management and, specifically, a deep understanding of the climate change resilience and vulnerability of our TSFs is an integral part of our TSF strategy. Therefore, we have initiated a process to amplify the recently completed regional risk and vulnerability assessments (see p16 – 20) to include a specific focus on our TSFs and water management structures. In addition, we will follow the ICMM Tailings Best Practice Guide in relation to TSF design for climate change as part of our process towards conformance to the GISTM. The actions to achieve this include the following: • Ensure that the hydrological parameters are current • Estimate the potential changes in Annual Exceedance Probability (AEP) and Probable Maximum Precipitation (PMP) events due to climate change at each operation • Update water balances and hydrological and hydrogeological models for all operations • Develop a water-retaining structure design guideline or standard. SOUTH DEEP DOORNPOORT TSF CLIMATE RISK ASSESSMENT We initiated the first regional assessment of the Doornpoort TSF at South Deep during 2021, with the assistance of external specialists. The assessment continued the recent regional risk and vulnerability assessment and the 2019 dam break assessment. The assessment is based on a climate change scenario of an increase in the mean temperature, a decrease in rainfall and an increase in rainfall variability. The two main hazards in connection with TSF failure are slope instability and overtopping, which could lead to the uncontrolled release of tailings and water in the form of a flow slide. These flow failures, in turn, could lead to serious environmental impacts and potential impacts on nearby residential settlements. However, both overtopping failure and slope instability are unlikely due to adequate water management and performance monitoring. MANAGEMENT OF TAILINGS DAMS 12 RESPONSIBLECONSUMPTION 6 CLEAN WATER AND SANITATION 9INDUSTRY, INNOVATION AND INFRASTRUCTURE 2023 Tarkwa and Cerro Corona GISTM conformance exercise to be completed 2025 All other TSFs GISTM conformance studies to be completed 2030 Target to reduce active upstream TSFs from five to three 2015 ICMM review of Samarco and Mt Polley failures 2018 Gold Fields TSF Management Guideline updated 2020 Gold Fields Incident Standard developed; Gold Fields TSF audits conducted; AMIRA Research Project launched; GISTM launched through ICMM OUR TSF MANAGEMENT TIMELINESDGs:The tailings dam at Cerro Corona in Peru

III-16

Climate change risk and vulnerability

Climate change risk and vulnerability assessment

A second round of climate change risk and vulnerability assessments was conducted at all our mines during 2021, other than at the Salares Notre project, which conducted its first assessment. The initial assessments followed the ICMM methodology to increase the resilience of Gold Fields, our operations, the value chain and local communities, as set out in the "Adapting to a changing climate" 2013 ICMM Report. In 2019, the ICMM released an update to the report, entitled "Adapting to a changing climate: building resilience in the mining and metals industry", following the same methodology.

The updated assessments followed this methodology and classified the impacts of climate change on the core operations, the value chain and the broader network comprising the social and natural environment. Risk is determined by the severity and the probability of an uncertain future event occurring. Vulnerability evaluates the degree to which a system is incapable of coping with adverse effects of climate change. The vulnerability of a system is determined by the exposure to the climate change impact, the sensitivity of the system, and its capacity to adapt. The vulnerability of each risk is classified as low, medium or high, according to the consideration of the exposure to climate change and its sensitivity, followed by an adjustment according to the adaptive capacity of the system to climate change.

CHILE – Salares Norte Project

NATIONAL PROJECTIONS: Increased temperature | Decreased snow | Decreased annual rainfall | Increased storm frequency and intensity | Increased water stress

LOCAL PROJECTIONS/ FACTORS: 4,500m altitude, extreme wind and snow, open pit mining

This is the first risk and vulnerability assessment completed for the Salares Norte project in Chile, covering the currently expected life-of-mine of the project of 11.5 years. The assessment focused on gaining an understanding of the extent of the risks and the project's vulnerability over the life-of-mine. The next phase of the process, within the next two years, will entail developing adaptation measures to address these risks and increase the resilience of the project.

	Business process/stakeholder	Climate change impact	Risk	Vulnerability
CORE OPERATIONS	Processing	Wind, Snow	Disruption to operations	Medium
		Water scarcity, Drought	Reduced available quantity of process water	Medium
		Storms, Landslides	Communication failure	Medium
		Storms	Increased electricity costs due to low PV efficiency	Low
	Transport	Storms, Landslides	Disruption in transport system and damage to internal roads	Medium
	Health and safety	Heat/cold stress	Increased cooling/heating costs and potential heat/cold stress	Medium
		Snow, Temperature	Decreased productivity due to lower temperatures	Medium
		Heat/cold stress	Increased discomfort experienced by mine employees	Low
VALUE CHAIN	Suppliers	Ocean swells, Storms	Disruption to core services and supplies and delays in transport of materials, critical equipment and spares	Medium
		Carbon tax	Increased costs of upstream products	Low
	Contractor workforce	Landslides, Flooding, Storms	Disruption to operations	Medium
		Landslides, Flooding, Storms	Movement of personnel to sites and interruptions	Medium
BROADER NETWORK	Social environment	Drought, Water scarcity	Reputational impact due to the impact on the "Salar de Pedernales" (Salt lake)	Medium
		Water scarcity	Increased tension in communities due to living conditions and lack of access to safe water	Medium
		Landslides, Storms, Water stress	Increased vulnerability of host communities	Medium
		Temperature, Drought, Water scarcity, Landslides, Flooding	Increased dependency of host communities on Gold Fields	Low
	Regulatory	Negative investor perceptions	Increased restrictions on GHG emissions and restriction on the use of fresh water for mining	Medium
		Negative investor perceptions	Carbon tax and increased reporting	Low
	Infrastructure	Storms, Landslides	Increase in flooding and damage to public roads	Medium
	Natural environment/ biodiversity	Water scarcity	Reduced availability of water and food for fauna (chinchilla)	Low

Drought | Flooding | Ocean swells | Storms | Water scarcity | Landslides | Temperature | Water stress | Snow | Wind | Heat/cold stress | Carbon tax | Negative investor perceptions

Gold Fields | Climate Change Report 2021
CCR | 16

Gold Fields Climate Change Report 2021 17 CCR PERU – Cerro Corona Climate change risk and vulnerability assessment continued LOCAL PROJECTIONS/FACTORSOpen pit mining, 3,600 – 4,000m altitude, extreme rainfalls that could disrupt the route to the harbour NATIONAL PROJECTIONSIncreased temperatureIncreased rainfall variabilityIncreased extreme weather eventsIncreased rainfall ➜ ➜ ➜ ➜ Business process/stakeholderClimate change impactRiskVulnerabilityAdaptation measuresWaste disposal TSF slope stability and integrity High • Alignment with GISTM • Slope stability monitoring system in place • Monitoring of ground water levels, piezometric ground water pressure, pumping capacity, water treatment capacity and TSF capacityExtraction Decreased productivity during heavy rainfall events High • Pit dewatering system, including backup pumps ➜ Opencast mine slope stability High • Slope stability monitoring system in place ➜ Pit flooding compromising the pumping systems and threatening the quality of water being dischargedHigh • Pit dewatering system, including pumping wells, channels for drainage and collection and ponds for storage and pumping • Monitoring of groundwater levels Interruption in production due to decrease in available water due to increased evaporation caused by increased temperature Medium • Short and long-term water balance models and decisions on water transfers Health and safety Unsafe working conditions for field workers due to increased lightning storms High • Early storm warning system to alert workers of electrical storms • Shelter provided for field workers Transport Land slideMigrationDroughtSea SwellsMelting GlacierRespiratory illnessFrostDecreasing wind speed Water stress West AfricaPeru Cessation of operations caused by interruption of concentrate transport to portHigh • Increase of concentrate storage capacity on-site and at the port ➜ Damage to roads due to flooding and excessive rainfall Medium • Use of crushed rock on the surface of the road • Frequent maintenance of the roads Mine closure ➜ Negative impact on natural vegetation process affecting closure and post-closureMedium • Feasible revegetation plan as part of the mine closure plan Supply chain Land slideMigrationDroughtSea SwellsMelting GlacierRespiratory illnessFrostDecreasing wind speed Water stress West AfricaPeru Disruption in supply chain and the interruption of the provision of suppliesHigh • Available alternative routes are in fairly good condition for the delivery of products • Increased stock level of diesels up to approximately 10 days in the event of a disruption • Construction works at the dam wall are postponed during the rainy season and resumed during the dry season Port infrastructure ➜ Damage to port infrastructure could cause logistics and supply chain delaysHigh • Investigations of an alternative port for shipping of concentrate Electricity supply Interruption of electricity supply due to impact on hydropower from melting glaciersMedium • Back-up energy supply Transport and supply chain ➜ Disruption of supplies due to road damage Medium • Alternative routes have been identified and on-site stock supply for operations Social environment Land slideMigrationDroughtSea SwellsMelting GlacierRespiratory illnessFrostDecreasing wind speed Water stress West AfricaPeru Poverty and literacy levels may hamper the ability of host communities to build resilience to the impacts of climate changeMedium • Training and awareness on the impacts of climate change • Implementation of projects to improve the water supply to the host communities including water treatment and rainwater harvesting Increased vulnerability of food provision and food prices for coastal communitiesMedium • Increased engagement with communities and investment in agricultural projects ➜ Migration trend inland into the direct area of influence of the mine as demands for jobs increase Medium • Focus on host community employment and non-mining jobs ➜ Spread of water pollution and water borne diseases affecting host communities due to change in water flowMedium • Community-based initiatives to build community resilience • Shared Value Strategy Natural environment/ biodiversity ➜ Change in ecosystem services due to the impacts of climate change Low • Investigate options to enhance the resilience of ecosystem services to host communities VALUE CHAINCORE OPERATIONSBROADER NETWORK Heavy rainfall Flooding Extreme weather events Lightning Storms Evaporation Temperature Land slideMigrationDroughtSea SwellsMelting GlacierRespiratory illnessFrostDecreasing wind speed Water stress West AfricaPeru Landslides Rockfalls Drought Glacier melting Sea level rise Storm surges ➜ Increased rainfall Climate change risk and vulnerability

III-18

Climate change risk and vulnerability

Climate change risk and vulnerability assessment continued

AUSTRALIA – St Ives, Granny Smith, Gruyere and Agnew

NATIONAL PROJECTIONS: Increased temperature; Reduced rainfall; Increased extreme weather events; Increased bushfires; Legislation and policy changes

LOCAL PROJECTIONS/ FACTORS

Mostly underground mining with some surface mining in remote, arid and mostly hot areas with high evaporation.

Extremely infertile soils with saline to hypersaline groundwater.

Increase in temperature, decrease in annual rainfall, increase in the intensity and the number of hot days, increase in droughts, increase in bushfires.

	Business process/stakeholder	Climate change impact	Risk	Vulnerability	Adaptation measures
CORE OPERATIONS	Extraction	Storms, Flooding	Adequacy of flood management and storage capacities to safeguard personnel	Medium	• Align flood management protocols to a critical control management approach • Review surge capacity in light of in-pit waste rock disposal • Integrated long-term modelling into closure planning for appropriate structures
CORE OPERATIONS	Mineral processing	Water scarcity, Temperature, Evaporation	Declining availability of process water	Medium	• Life of mine water risk assessments for all sites • Water included into strategic plans • Water source and capacity studies at all operations
CORE OPERATIONS	Waste disposal	Storms, Flooding, Extreme weather events	TSF stability during periods of extreme rainfall	Medium	• Complete buttress works at the Granny Smith TSF • Complete drainage works at the Gruyere TSF • Utilise in-pit tailings where possible • Align to the GISTM • Closure modelling scenarios to include long-term stability assessments
CORE OPERATIONS	Health and safety	Temperature	Increase in ventilation requirements as mines move deeper and ambient temperature increases	Medium	• Innovation and technology strategy • Participate and provide input into the Electric Mine Consortium • Investigate and trial battery electric vehicles for the underground operations • Continue with investigations and deployment of remote technologies and ventilation-on-demand technologies
		Bushfires, Temperature, Drought	Bushfire impact to infrastructure, supply and safety	Medium	• Review site critical hazard standards to ensure appropriate coverage of bushfire risk • Review site-based fire management plans • Identify at risk infrastructure • Mutual aid agreements at all sites to ensure regional responses • Participation in Goldfields Voluntary Regional Organisation of Councils work on climate change
		Temperature	Energy consumption increase for cooling of equipment and workplaces	Medium	• Align to ISO 50001 • Energy management plans for all sites, inclusive of a focus on energy efficiency • Implement technology strategy to reduce heat loading • Transition energy sources to renewable energy
VALUE CHAIN	Policy and regulatory	Regulations	Government restricting access to water	Medium	• Implementation of the three-year water management strategies • Broaden water balance focus to mining activity with linked water management plans • Identify all potential water sources with a view towards regulatory approval • Water included into strategic plans
BROADER NETWORK	Social environment	Social licence to operate	Societal pressure to address climate change	Medium	• Develop a plan for 30% emissions reductions by 2030 • Continue with renewable energy projects • Utilise the existing government engagement plan to emphasise Gold Fields' approaches and successes to tackle climate change • Participate in the Chamber of Minerals and Energy structures and ensure Gold Fields content within the social positioning campaigns

Storms | Flooding | Water scarcity | Extreme weather events | Temperature | Evaporation | Bushfires | Drought | Regulations | Social licence to operate

Gold Fields | Climate Change Report 2021
CCR | 18

Climate change risk and vulnerability

Climate change risk and vulnerability assessment continued

SOUTH AFRICA – South Deep

NATIONAL PROJECTIONS					
	Increased temperature	Increased rainfall variability	Decreased annual rainfall	Increased storms	Increased water stress and prolonged drought

LOCAL PROJECTIONS/ FACTORS: Deep underground mining up to 2,995 metres below ground level and surface mining.

	Business process/stakeholder	Climate change impact	Risk	Vulnerability	Adaptation measures
CORE OPERATIONS	**Underground**	Temperature	Increased electricity consumption and costs, due to more cooling requirements	High	• 50MW solar PV project • Energy efficiency initiatives, including energy efficient vent fans
	Processing	Water stress, Drought	Reduced onsite water flows resulting in increased demand for water from Rand Water and Rand Water's inability to provide sufficient quantity of water	High	• Redirected sewerage effluent into process water system for reuse • Increased on-site water storage, with water storage reticulation projects • Additional boreholes drilled with water conservation schemes • Developed scavenger wellfields
	Health and safety	Temperature, Heatwaves	Employee heat exhaustion and dehydration, specifically at surface operations	Medium	• Various projects implemented in terms of fan efficiency increase in the cooling system • Increased awareness related to heat stress incorporated into health and safety programmes • Updated heat stress and dehydration strategies
	Waste management	Extreme weather events, Flash floods	TSF slope stability during periods of high rainfall	Medium	• Implementation of GISTM • Incorporation of climate change into TSF design and modelling
	Mine closure	Drought, Air quality	Negative impact on natural revegetation process as part of rehabilitation process	Low	• Continual evaluation of the mine closure plan
VALUE CHAIN	**Electricity infrastructure**	Water stress, Drought, Flash floods	Increased electricity costs or disruption of supply	Medium	• 50MW solar PV project • Investigations into further renewable energy projects • Implementation of energy efficient vent fans
	Suppliers	Carbon tax	Increased price of upstream products due to carbon tax	Medium	• Engagement with suppliers about carbon tax
BROADER NETWORK	**Workforce**	Temperature, Heatwaves	Employees working outside on surface at increased risk of heat exhaustion and dehydration	Medium	• Increased awareness related to heat stress incorporated into health and safety programmes for surface personnel.
	Host communities	Temperature, Flash floods	Increased tension in communities due to delivery and living conditions	High	• Initiatives to build adaptive capacity of the host communities, including social investments to increase economic diversification, education, training and health and wellbeing. • Continual engagement with host communities.
		Temperature, Water stress, Drought, Extreme weather events	Climate change exacerbates the risk of increased dependency of host communities on Gold Fields as a result of poor service delivery	Medium	• Consider water infrastructure upgrade projects at host communities. • Reduce dependence on water utility. • Continual engagement with host communities.

Temperature · Water stress · Drought · Heatwaves · Extreme weather events · Air quality · Flash floods · Carbon tax

Gold Fields | Climate Change Report 2021
CCR | 19

Climate change risk and vulnerability

Climate change risk and vulnerability assessment continued

GHANA – Tarkwa and Damang

NATIONAL PROJECTIONS						LOCAL PROJECTIONS/ FACTORS	
	Increased temperature	Increased rainfall variability	Increased extreme weather events	Increased very hot days	Sea level rise		Open pit mining – high flood risk, extremely high risk of untreated water and wastewater discharge, high risk of drinking water shortage, extremely high risk of unimproved/no sanitation, high risk of drought, high risk of tailings and infrastructure failures, stringent regulation.

	Business process/stakeholder	Climate change impact	Risk	Vulnerability	Adaptation measures
CORE OPERATIONS	Extraction	Storms, Flooding	Larger volumes of mine water and increased pit flooding and pumping with associated increased operational costs	High	• Undertake a mine wide flood risk assessment and modelling to assess hotspots or flush points for planning • Continue to mine deeper in the dry season to compensate for wet season limitations • Increase stockpiling to ~28 days, as per longest period of consecutive days of rainfall • Divert excess run-off water away from pit • Upgrade pumps and secure back ups • Drainage channels enhancement • Continued on-site water quality testing and permitting for discharge
		Storms, Flooding	Decreased water quality available for processing purposes	High	• Increase water recycling and treatment to improve water quality
		Storms, Flooding	Increased operational costs due to maintenance of roads	High	• Continue to raise or elevate roads with adequate terrain and gradient • Line haul roads with crushed waste rock for operational continuity on rainy days • Continue to divert run-offs away from road networks
	Materials handling and processing	Storms, Flooding	TSF and infrastructure failure	High	TSFs: • Continue to implement effective GISTM programmes • Ensure mine is ICMI certified at all times • Ensure all TSFs have overflow outlet paths/spill ways, especially during high rainfall periods and emergencies • Erosion resilient material used in constructing TSF walls Mine infrastructure: • Undertake infrastructure resilience study • Increase the frequency and condition monitoring programmes and implement corrections where needed • Use climate resilient materials for construction/building structures on the mine
	Health and safety	Extremely uncomfortable days	Increased discomfort experienced & risk of heat-related illnesses	High	• Provide for increased operating cost from energy usage in hot seasons • Invest in solar hybrid air conditioners for onsite offices • Employee training on heat stress/climate change and health issues, including malaria and heat stress monitoring programme, including frequent health checks • Enhanced employee wellbeing programmes
		Extremely uncomfortable days	Increased spread of vector-borne diseases such as malaria, cholera, etc.	High	• Malaria control and insect bite prevention programme • Employee training
SUPPLY CHAIN	Suppliers	Storms, Flooding, Sea level rise	Weather-related delays in transport of materials, critical equipment and spares	High	• Critical spares pre-ordered and stocked considering potential downtimes • Green/sustainable procurement practices • Regular monitoring of roadside waterways, including storm water diversion • Regular storm water drains maintenance and desilting
	Regulatory	Stringent regulation	Increased legislative and other requirements, including renewable energy and biodiversity protection	High	• Continued monitoring of regulatory developments, including updated NDC • Continue to Implement a dynamic and effective climate change strategy • Prioritise compliance obligations • Consider climate offset projects (such as waste-to-energy, solar project, forest protection/conservation etc.) and work closely with communities, government/regulators
BROADER NETWORK	Social environment	Extremely uncomfortable days, Drought, Storms, Flooding, Temperature	Increased vulnerability of host communities due to impacts of climate change, including increased dependency on Gold Fields for service provision and financial support during crises	High	• Continued community education on climate change impacts • Community shared value programmes, including rehabilitation of household ablution and water facilities • Assisting municipalities with providing basic service delivery, including electricity, potable water, and ablution facilities • Extensive collaboration with NGOs in areas of sanitation, water • Water and Sanitation Committee to continue • Dynamic emergency preparedness and response awareness
		Extremely uncomfortable days, Drought, Storms, Flooding, Temperature	Decreased food security, increased spread of tropical diseases worsening community health and poverty, induce migration, contribute to civil unrest, and increase conflict over natural resources.	High	• Effective host community procurement and job creation • Farmer education and studies to investigate harvesting trends in line with climatic conditions • Continued support to improve community economic performance through various programmes (e.g. YouHOP, Cocoa growing)
	Investor perceptions	Extremely uncomfortable days, Flooding, Storms, Temperature	Increased pressure from investors, lenders, and insurers to minimize carbon liabilities and develop adaptation plans.	Medium	• Effective decarbonisation programmes, including offset projects • Good environmental stewardship practices • Effective implementation of sustainable mining plans/strategy • Closure costs and bonds in place
	Insurance providers	Extremely uncomfortable days, Flooding, Storms, Temperature	Climate-related damage may raise premiums or make insurers unwilling to provide insurance or re-insurance.	Medium	• Effective climate change strategy and implementation • Increase financial provisions for insurance
	Natural environment	Extremely uncomfortable days, Water scarcity, Flooding, Temperature	Increased difficultly to reestablish vegetative cover	High	• Develop closure designs that support survival of flora/fauna under adverse conditions • Biodiversity management plans to include climate resilient vegetation strategies • Implement effective biodiversity management programmes

Drought · Flooding · Storms · Stringent regulation · Water scarcity · Temperature · Sea level rise · Extremely uncomfortable days

Gold Fields | Climate Change Report 2021
CCR | 20

Statistic and assurance

Regional and Group energy carbon performance

	2021	2020	2019	2018	2017	2016
ELECTRICITY PURCHASED (GWh)						
Peru	152	147	148	150	151	153
Australia	189	174	211	247	282	287
South Africa	465	399	436	450	498	526
Ghana	474	476	457	437	435	434
Group	**1,280**	**1,197**	**1,253**	**1,284**	**1,366**	**1,400**
DIESEL CONSUMPTION (ML)						
Peru	19	14	17	15	12	13
Australia	64	54	56	52	59	71
South Africa	3	2	2	2	3	3
Ghana	107	115	115	114	113	97
Group	**193**	**185**	**190**	**184**	**188**	**183**
TOTAL ENERGY CONSUMPTION (PJ)						
Peru	1.23	1.02	1.15	1.08	1.00	1.01
Australia	5.21	4.70	3.91	3.14	3.63	3.60
South Africa	1.78	1.52	1.65	1.69	1.90	2.01
Ghana	5.69	5.89	5.79	5.71	5.65	5.07
Group	**13.90**	**13.13**	**12.50**	**11.63**	**12.18**	**11.70**
ENERGY INTENSITY (GJ/oz PRODUCED)						
Peru	4.94	4.92	3.93	3.45	3.25	3.75
Australia	4.94	4.10	4.05	3.56	3.89	3.82
South Africa	6.10	6.69	7.42	10.76	6.77	6.91
Ghana	7.33	7.86	7.96	8.10	7.95	7.09
Group	**5.66**	**5.64**	**5.67**	**5.64**	**5.46**	**5.27**
TOTAL ENERGY COSTS (US$m)						
Peru	30	23	29	26	22	21
Australia	124[1]	84	81	78	81	84
South Africa	43	29	32	33	34	32
Ghana	144	121	158	164	120	153
Group	**341**	**257**	**300**	**302**	**258**	**289**
ENERGY SPEND (% OF OPEX)						
Peru	16%	15%	17%	16%	15%	14%
Australia	15%	12%	13%	15%	15%	14%
South Africa	14%	12%	13%	13%	11%	12%
Ghana	25%	23%	33%	37%	26%	32%
Group	**14%**	**16%**	**20%**	**21%**	**17%**	**20%**
SCOPE 1 CO_2 EMISSIONS (kt)[2]						
Peru	52	29	33	29	28	29
Australia	425	364	282	215	235	233
South Africa	9	7	6	6	9	9
Ghana	302	357	361	349	434	448
Group	**788**	**756**	**682**	**599**	**705**	**719**
SCOPE 2 CO_2e EMISSIONS (kt)[2]						
Peru	27	33	39	33	33	39
Australia	106	97	120	141	160	166
South Africa	493	415	463	436	493	526
Ghana	302	304	307	297	234	241
Group	**927**	**850**	**929**	**907**	**919**	**972**
SCOPE 3 CO_2e EMISSIONS (kt)[2]						
Peru	54	41	61	63	49	45
Australia	245	232	171	152	168	167
South Africa	34	29	27	25	28	35
Ghana	209	216	225	243	240	203
Group	**542**	**518**	**484**	**484**	**485**	**450**
EMISSIONS INTENSITY (TONNES CO_2e/oz) (SCOPE 1 AND 2)[2]						
Peru	317	299	246	197	199	253
Australia	460	400	420	400	420	430
South Africa	1,710	1,870	2,111	2,813	1,780	1,920
Ghana	777	882	918	915	939	963
Group	**697**	**690**	**730**	**730**	**732**	**763**

[1] *Includes 100% energy costs for Gruyere, previously 50% was included.*
[2] *Emission factors 2016 to 2020 for West Africa and Americas restated in line with ISO 14064.*

Gold Fields | Climate Change Report 2021
CCR | 21

Gold Fields Climate Change Report 2021 22 CCR Gold Fields’ carbon footprint – 2021 Scope 1 – 2 emissions (tCO2e) – 2021OperationDiesel: haulage and otherDiesel: power generation Petrol Liquid petroleum gas Gas for power LNG Blasting agents Gas for process (pipeline natural gas) AcetyleneTotal scope 1 emissions Total scope 2 emissionsTotal scope 1 and 2 emissionsSOUTH AFRICAN REGION INCLUDING OFFICES8,592318158,924493,117502,041South Deep Joint Venture8,587318158,920493,050501,970Gold Fields Group Service556671WEST AFRICAN REGION INCLUDING OFFICES288,6052,1661403,1804,9762,61320301,699301,656603,355Tarkwa Gold Mine207,0403234,1192,61310214,105204,617418,722Damang Gold Mine81,4812,1662,8568571087,36996,791184,160Accra office841401225247472AUSTRALIAN REGION INCLUDING OFFICES169,2202,8672,828245,8122,9241,3397424,998105,641530,639St Ives Gold Mine50,5291,198196251,925105,539157,464Agnew Gold Mine24,91031775032,209402158,588058,588Gold Fields DHC Proprietary LimitedGranny Smith Gold Mine32,88270486184,706377(0)1119,5310119,531Gruyere Management Proprietary Limited60,8991,84620128,8971,9491,3393194,9530194,953 Perth office102102SOUTH AMERICAN REGION INCLUDING OFFICES50,483782131,479352,25526,55478,810Cerro Corona Gold Mine50,456782131,479352,22826,55478,783Lima office272727GROUP TOTAL516,8995,0332186,221245,8129,6973,95245787,877926,9681,714,845 Scope 3 emissions (tCO2e) – 2021OperationTotal purchased goods and servicesTotal fuel and energy-related activitiesUpstream transport and distributionWaste generatedTotal business travelEmployee commutingDownstream transport and distributionProcessing of sold productsEnd-of-life treatment of sold productTotal scope 3 emissionsSOUTH AFRICAN REGION INCLUDING OFFICES15,759 15,986 171 344 66 1,013 27 100 200 33,665 South Deep Joint Venture15,757 15,984 171 344 44 1,013 27 100 200 33,639 Gold Fields Group Service1 2 022 026 WEST AFRICAN REGION INCLUDING OFFICES61,259 142,710 2,980 774 336 481 6 143 286 208,974 Tarkwa Gold Mine47,001 110,464 2,221 686 268 298 4 96 192 161,229 Damang Gold Mine14,236 32,185 757 88 67 184 2 47 94 47,659 Accra office22 61 1 1 086 AUSTRALIAN REGION INCLUDING OFFICES111,677 120,991 3,322 501 6,505 869 22 210 419 244,516 St Ives Gold Mine43,318 18,618 992 248 364 210 8 72 144 63,974 Agnew Gold Mine19,913 16,317 601 18 1,686 127 4 41 82 38,790 Gold Fields DHC Proprietary Limited00Granny Smith Gold Mine14,115 24,990 566 102 2,228 239 5 51 103 42,399 Gruyere Management Proprietary Limited34,332 61,063 1,162 133 2,227 72 5 45 91 99,129 Perth office3 221 224 SOUTH AMERICAN REGION INCLUDING OFFICES15,454 37,049 925 120 424 168 8 24 48 54,221 Cerro Corona Gold Mine15,454 37,043 925 120 424 168 8 24 48 54,214 Lima office6 006 GROUP TOTAL204,149 316,737 7,397 1,739 7,330 2,531 62 477 953 541,375 The following categories of Scope 3 emissions are zeroCategoryCommentCapital goods This is reported as zero as it is not applicable for reporting Upstream leased assets Use of sold products This is reported as zero because energy use after refining of gold is assumed to be negligible Downstream leased assets Franchises No franchises, therefore zero Investments No franchises, therefore zero Statistic and assurance

III-23

Statistic and assurance

TCFD Index

TCFD RECOMMENDATION	WHERE DISCLOSED IN THIS REPORT	PAGES	OTHER LINKAGES[1]
GOVERNANCE – Disclose the organisation's governance around climate-related risks and opportunities			
a. Describe the Board's oversight of climate-related risks and opportunities.	• Climate change leadership and advocacy • CEO's statement • SHSD Chair's statement • Governance and management	3 – 5	IAR – Governance and Leadership AFR – Responsibilities of the SHSD Committee
b. Describe management's role in assessing and managing climate-related risk and opportunities.	• Climate change targets and highlights • Climate change leadership and advocacy • Governance and management • Gold Fields' climate-related policy statements and commitments • Our decarbonisation journey • Renewable energy • Climate change risks and opportunities • Climate change risk and vulnerability assessments	3, 5 – 12, 16 – 20	IAR – Risks and opportunities IAR – CEO's report IAR – Our ESG priorities and 2030 targets IAR – Environmental stewardship IAR – Water management IAR – Climate change and energy management IAR – Tailings Management www.goldfields.com/energy-and-climate-change.php
STRATEGY – Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation's businesses, strategy and financial planning where such information is material			
a. Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term.	• Renewable energy • Climate change risks and opportunities • Transitionary risks • Climate change risk and vulnerability assessments	10, 12, 16 – 20	IAR – Risks and opportunities IAR – CEO's report IAR – Water management IAR – Climate change and energy management IAR – Tailings Management
b. Describe the impact of climate-related risks and opportunities on the organisation's business, strategy and financial planning.	• CEO's statement • SHSD Chair's statement • Renewable energy • Climate change risks and opportunities • Transitionary risks • Climate change risk and vulnerability assessments	10 – 20	IAR – Risks and opportunities IAR – CEO's report www.goldfields.com/energy-and-climate-change.php
c. Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	• CEO's statement • SHSD Chair's statement • Our decarbonisation journey	4, 8 – 9	IAR – Climate change and energy management
RISK MANAGEMENT – Disclose how the organisation identifies, assesses and manages climate-related risks			
a. Describe the organisation's process for identifying and assessing climate-related risks.	• Climate change risks and opportunities • Transitionary risks • Climate change risk and vulnerability assessments	16 – 20	IAR – Risks and opportunities www.goldfields.com/risk-materiality.php
b. Describe the organisation's processes for managing climate-related risks	• Climate change risks and opportunities • Transitionary risks • Climate change risk and vulnerability assessments	16 – 20	IAR – Risks and opportunities www.goldfields.com/risk-materiality.php
c. Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation's overall risk management.	• Climate change risks and opportunities • Transitionary risks • Climate change risk and vulnerability assessments • Water stewardship • Tailings storage facilities	14 – 20	IAR – Risks and opportunities www.goldfields.com/risk-materiality.php
METRICS AND TARGETS			
a. Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.	• Climate change targets and highlights • Gold Fields' climate-related policy statements and commitments • Our decarbonisation journey • Energy and carbon management • Water stewardship • Regional and Group energy carbon performance • Gold Fields' carbon footprint – 2021	3, 6 – 9, 13 – 14, 21 – 22	IAR – Risks and opportunities www.goldfields.com/risk-materiality.php www.goldfields.com/energy-and-climate-change.php
b. Disclose scope 1, 2 and if appropriate scope 3 GHG emissions and the related risks	• Energy and carbon management • Regional and Group energy carbon performance • Gold Fields' carbon footprint – 2021	13, 21 – 22	IAR – Environmental stewardship IAR – Climate change and energy management
c. Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.	• Climate change targets and highlights • CEO's statement • Governance and management • Gold Fields' climate-related policy statements and commitments • Our decarbonisation journey • Energy and carbon management • Water stewardship	3 – 9, 13 – 14, 21 – 22	IAR – Environmental stewardship IAR – Climate change and energy management www.goldfields.com/energy-and-climate-change.php

[1] *IAR = 2021 Integrated Annual Report; AFR = 2021 Annual Financial Report (including Governance Report); GRI = Global Reporting Initiative Content Index*

Gold Fields | Climate Change Report 2021
CCR | 23

Statistic and assurance

External assurance statement

INDEPENDENT ASSURANCE STATEMENT TO THE BOARD OF DIRECTORS OF GOLD FIELDS LIMITED

ERM Southern Africa (Pty) Ltd ('ERM') was engaged by Gold Fields Limited ('Gold Fields') to provide reasonable assurance in relation to selected sustainability information set out below and presented in Gold Fields' 2021 Climate Change Report for the year ended 31 December 2021 (the 'Report').

Engagement summary

ASSURANCE SCOPE	Whether the 2021 data, for the period 1 January 2021 to 31 December 2021, for the following selected performance indicators disclosed in the Report are fairly presented, in all material respects, with the reporting criteria: • Electricity Purchased [GWh] – page 21 • Diesel Consumption [ML] – page 21 • Total Energy Consumed [PJ] – page 21 • Total CO_2-equivalent emissions, scope 1,2 and 3 [kt CO_2e] – page 21 – 22 • Total CO_2-equivalent emissions avoided from initiatives [kt CO_2e] – page 13 • Total energy saved from initiatives [TJ] – page 13 • Total water consumed (withdrawal – discharge) [GL] – page 14 • Total water recycled/re-used per annum [GL] – page 14
REPORTING CRITERIA	• Gold Fields GRI Standards Sustainability Reporting Guideline, V28 (October 2021) • Gold Fields Group Protocol for Energy and Carbon Performance Data Management, V4 (October 2021)
ASSURANCE STANDARD	ERM CVS' assurance methodology, based on the International Standard on Assurance Engagements (ISAE) 3000 (Revised) and ISAE 3410 (for GHG Statements)
LEVEL OF ASSURANCE	Reasonable Assurance
RESPECTIVE RESPONSIBILITIES	Gold Fields is responsible for preparing the Report, including the collection and presentation of the disclosures covered by the scope of our engagement, the design, implementation and maintenance of related internal controls over the information and data, as well as the integrity of its website. ERM's responsibility is to provide an opinion on the selected information based on the evidence we have obtained and exercising our professional judgement, on whether the information covered by the scope of our engagement has been prepared in accordance with the stated criteria. ERM disclaims any liability for any decision a person or entity may make based on this Assurance Statement.

OUR ASSURANCE ACTIVITIES

We planned and performed our work to obtain all the information and explanations that we believe were necessary to reduce the risk of material misstatement to low, and therefore provide a basis for our assurance opinion. A multi-disciplinary team of sustainability and assurance specialists performed the assurance activities, including, amongst others:

- Testing the processes and systems, including internal controls, used to generate, consolidate and report the selected sustainability information;
- Reviewing the suitability of the internal reporting guidelines, including conversion factors used;
- In-person visits to interview responsible staff and verify source data and other evidence at the following sites:
  - Agnew Mine, Australia; and
  - Granny Smith Mine, Australia
- Remote reviews to verify source data for the following sites:
  - Gruyere Mine, Australia;
  - St Ives Mine, Australia;
  - Cerro Corona Mine, Peru;
  - South Deep Mine, South Africa;
  - Tarkwa Mine, West Africa; and
  - Damang Mine, West Africa
- An analytical review of the year-end data submitted by the sites listed above, and testing of the accuracy and completeness of the consolidated 2021 Group data for the selected indicators; and
- Reviewing the presentation of information relevant to the scope of our work in the Report to ensure consistency with our findings.

[1] *ERM's assurance coverage of Scope 3 emissions included the following categories: Purchased Goods & Services, Fuel & Energy Related Activities, and Business Travel; representing a coverage of 97% of total Scope 3 emissions. ERM also verified the overall Scope 3 emissions consolidation.*

OUR ASSURANCE OPINION

In our opinion, the selected sustainability performance information included in the Assurance Scope and presented in the Report, are prepared, in all material respects, in accordance with the Reporting Criteria.

EMPHASIS OF MATTER

Without affecting our opinion, we draw attention to the explanatory notes provided by Gold Fields on page 13 of the Report relating to the total energy savings for Tarkwa mine and their recognition as exceptional savings by the Gold Fields Group Head of Energy and Carbon.

THE LIMITATIONS OF OUR ENGAGEMENT

The reliability of the assured data is subject to inherent uncertainties given the methods for determining, calculating or estimating the underlying information. It is important to understand our assurance opinions in this context. Our independent Assurance Statement provides no assurance on:

- The maintenance and integrity of Gold Fields' website, including controls used to achieve this integrity, and in particular, whether any changes may have occurred to the information since it was first published; or
- Any other information in the Report or on Gold Fields' website for the current reporting period; or on the baseline values used for presenting performance against targets; or prospective information including ambitions, plans, expectations or their achievability.

FORCE MAJEURE – COVID-19

As a result of travel restrictions arising from the current global pandemic, we were unable to carry out certain assurance activities as originally planned and agreed with Gold Fields. In-person visits to selected operations and the head office were replaced with remote reviews via teleconference and video calls for this year's assurance engagement. While we believe these changes do not affect our reasonable assurance opinions above, we draw attention to the possibility that if we had undertaken in-person visits we may have identified errors and omissions in the assured information that we did not discover through the alternative approach.

OUR OBSERVATIONS

We have provided Gold Fields with a separate detailed Management Report. Without affecting the opinion presented above, we have the following observations:

- Operations were found to have improved documentation retention processes for emissions avoided and energy saved from their initiatives, although there is an opportunity for Gold Fields to apply an improved and consistent approach to the definition and calculation approach for these indicators, in line with good practice for energy measurement and verification.
- Attention should be given to improving the implementation of change management processes at selected Australian sites to maintain continuity in data management and reporting processes across environmental subject matters, especially when there are changes in personnel involved in these processes.

Jonathan van Gool
Engagement Partner, ERM Southern Africa

29 March 2022

Gareth Manning
Review Partner, ERM CVS, London

29 March 2022

ERM Southern Africa (Pty) Ltd, Johannesburg, South Africa
www.erm.com
jonathan.vangool@erm.com

ERM

ERM Southern Africa (Pty) Ltd and ERM Certification and Verification Services (CVS) are members of the ERM Group. All employees are subject to **ERM's Global Code of Business Conduct and Ethics**. ERM CVS is accredited by the United Kingdom Accreditation Service (UKAS) and our operating system is designed to comply with ISO 17021:2011. We have **policies** and procedures in place covering quality, independence and competency. In line with established best practice for nonfinancial assurance, this engagement was undertaken by a team of assurance and sustainability professionals. The work that ERM CVS conducts for clients is solely related to independent assurance activities and auditor training. Our established management processes are designed and implemented to ensure the work we undertake with clients is free from organisational and personal conflicts of interest or bias. The ERM and ERM CVS staff that have undertaken this assurance engagement provide no consultancy related services to Gold Fields Limited in any respect.

Gold Fields | Climate Change Report 2021
CCR | 24

Statistic and assurance

Glossary, administration, corporate information, forward-looking statement and disclaimer

GLOSSARY

This glossary contains key definitions based on the IPCC's Working Group II Report, Summary for Policymakers as contribution to the Sixth Assessment Report (IPCC 2022, pages SPM 4 and 5).

Adaptation	Human systems adapt by adjusting to actual or expected climate and its effects to lessen harm or take advantage of beneficial opportunities. Ecological systems adapt by adjusting to the actual climate and its effects, which may be facilitated by human intervention.
Adaptation limits	The point at which the needs of human or ecological systems can no longer be secured from intolerable risks through adaptive actions. Two limits can be distinguished: • Hard adaptation limit: the intolerable risks can no longer be avoided through adaptation actions • Soft adaptation limit: intolerable risk can be avoided through options, but these are currently not available
Exposure	The existence of people, economic, social or cultural assets, infrastructure, livelihoods, ecosystems and their functions and the like, in places and settings that could be negatively affected.
Hazard	The potential for the occurrence of a natural or human-induced physical event or trend with adverse effects, such as loss of life, injury or health impacts, loss and damage to property, ecosystems and environmental resources.
Resilience	Any system's ability to bounce back, cope and return to a previous state after a disturbance in order to maintain its essential function, identity and structure and to still be able to adapt, learn and transform.
Risk	Risk can be used as a valuable framework to understand the interlinked and increasingly severe impacts of climate change on human systems, ecosystems and biodiversity. Risk is the potential for negative consequences for human or ecological systems, cognisant of the array of values and objectives underlying these systems. The interactions between climate-related hazards, and the exposure and vulnerability of affected human and ecological systems gives rise to risk.
Vulnerability	The tendency, or exposure to be negatively affected, determined by a system's level of sensitivity to harm and its lack of capacity to cope and adapt.

ADMINISTRATION AND CORPORATE INFORMATION

Company Secretary
André Weststrate
Tel: +27 11 562 9719
Fax: +086 720 2704
email: andré.weststrate@goldfields.com

Registered Office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041

Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom Secretaries
London
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom

Tel: +44 (0) 20 7796 8644
email: general@corpserv.co.uk

American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon
PO Box 505000
Louisville, KY 40233 – 5000

Overnight correspondence should be sent to:

BNY Mellon
462 South 4th Street, Suite 1600
Louisville, KY40202
email: shrrelations@cpushareownerservices.com

Phone numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign

Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
1 Fricker Road
Illovo, Johannesburg 2196
South Africa

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE 000018123

Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
email: avishkar.nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
email: thomas.mengel@goldfields.com

Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
email: sven.lunsche@goldfields.com

Listings
JSE/NYSE/GFI

Directors: CA Carolus (Chair), CI Griffith** (Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani#, PJ Bacchus*, TP Goodlace, JE McGill^, SP Reid^, PG Sibiya, YGH Suleman.

*^ Australian * British # Ghanaian ** Executive Director*

FORWARD-LOOKING STATEMENTS

This report, or the documents referred to herein, contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933 (the Securities Act) and section 21E of the US Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Such forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "anticipates", "aims", "continues", "expects", "hopes", "may", "will", "would" or "could" or, in each case, their negative or other various or comparable terminology. These forward-looking statements, including, among others, those relating to Gold Fields' future business prospects, revenues and income, and including any climate change-related statements, targets and metrics, wherever they may occur in this report, or the documents referred to herein, are necessary estimates reflecting the best judgement of Gold Fields' senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Consequently, these forward-looking statements should be considered in light of various important factors, including those outlined in this report, or the documents referred to herein. Gold Fields undertakes no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. Refer to Gold Fields' comprehensive forward-looking statements on www.goldfields.com.

DISCLAIMER

This report is focused on climate-related risks and opportunities and aims to follow the TCFD recommendations. It includes information on scope 1 and 2 carbon emissions. Climate related data is not yet of the same quality as data available in the context of other financial information and over time is likely to improve. Understanding of approaches to climate transition and physical risk is rapidly evolving. Some of the content of this report is forward looking and developed based on current information and belief and is subject to future risks, dependencies and uncertainties. Gold Fields also publish corporate sustainability disclosure on other sustainability topics in its 2021 Integrated Annual Report.

www.goldfields.com

Gold Fields | Climate Change Report 2021
CCR | 25

www.goldfields.com
III-27

SCHEDULE IV

2022 H1 REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2022

See attached.

Media Release STATEMENT BY CHRIS GRIFFITH, CEO SALIENT FEATURES Reviewed Results I Six months ended 30 June 2022 Strong operational performance and cash generation in H1 2022 The operating environment during H1 2022 was dominated by elevated mining cost inflation driven by rising commodity and fuel prices. Despite these challenges, Gold Fields had a strong H1 2022, with production increasing 9% YoY and all-in costs rising only 6% YoY. As a result of the increased production combined with a 3% higher gold price, the company increased its normalised earnings by 16% YoY and generated strong free cash flow of US$293m. This enabled us to declare an interim dividend of 300 SA cents per share and further reduce our net debt by almost US$120m from the end of FY 2021. The proposed acquisition of Yamana, announced at the end of May 2022, was the key focus during H1 2022. We maintain the view that the acquisition of Yamana represents the best option to accelerate Gold Fields’ growth strategy and deliver long term shareholder value. Having explored both organic growth and bolt-on acquisitions, moving to completion stage of the transaction is the best opportunity to accelerate the next phase of the company’s growth in value. H1 2022 in review The Group has not had a fatal injury since April 2021. Regrettably, three serious injuries were recorded for the six-month period compared with four serious injuries in H1 2021. Attributable gold equivalent production for H1 2022 was 1,201koz, a 9% increase YoY (H1 2021: 1,104koz). AIC for H1 2022 was US$1,352/oz, 6% higher than H1 2021 (US$1,274/oz), as a result of an increase in operating costs driven by mining inflation and the increased project capex at Salares Norte. AISC for H1 2022 was US$1,148/oz (H1 2021: US$1,093/oz), a 5% increase YoY. Normalised earnings for the six months ended June 2022 increased by 16% YoY to US$498m, or US$0.56 per share, compared to US$431m, or US$0.49 per share, for H1 2021. In line with our dividend policy of paying out between 25% and 35% of normalised profit as dividends, we have declared an interim dividend at the upper end of the payout ratio of 300 SA cents per share, which compared with the 2021 interim dividend of 210 SA cents per share. This represents a 43% increase YoY. US$ 293 m adjusted free cash flow* +63% US$ 518 m adjusted free cash flow from operations +31% US$ 498 m normalised earnings +16% 1 ..201m ounces of attributable production +9% US$ 1,148 per ounce of all-in sustaining cost +5% US$1, 352 per ounce of all-in cost +6% * Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares. JOHANNESBURG, 25 August 2022: Gold Fields Limited (NYSE & JSE: GFI) announced profit attributable to owners of the parent for the six months ended 30 June 2022 of US$510m (US$0.57 per share). This compared with profit of US$387m (US$0.44 per share) for the six months ended 30 June 2021. An interim dividend of 300 SA cents per share (gross) is payable on 19 September 2022. Strong cash generation and further improved balance sheet During H1 2022, Gold Fields, generated adjusted free cash flow of US$293m (after taking into account all costs in the business and all project capex), which compares to the adjusted free cash flow of US$180m in H1 2021. Looking at the core operations, the Group generated adjusted free cash flow from operations of US$518m in H1 2022, which compares to US$399m in H1 2021. There was a further improvement in the balance sheet during H1 2022. The net debt balance at the end of June 2022 was US$851m and our net debt to EBITDA ratio was 0.33x. This compares with a net debt balance of US$969m and a net debt to EBITDA ratio of 0.40x at the end of December 2021. Excluding lease liabilities, the core net debt was US$451m at the end of H1 2022. 22-26390-2 C1.1 P952

Gold Fields H1 Results	2022

Covid-19 update

The impact of the Covid-19 pandemic abated even further in H1 2022, especially in Q2, as governments relaxed restrictions and requirements for testing, movements and gatherings. By mid- August 2022, 87% of our 22,000 strong workforce was fully vaccinated. Since the beginning of the pandemic, Gold Fields has undertaken almost 280,000 tests and to date we have had 7,800 Covid-19 positive cases, while, sadly, 20 employees and contractors have passed away from Covid-related illnesses, though none so far in 2022. The one region where there has been an impact on operations is Chile where the 4th wave of Covid-19 has had an effect on Salares Norte’s program. Spending on Covid-related programmes and projects totalled approximately US$12m in H1 2022.

ESG developments

Gold Fields continues to work on implementing programmes to achieve its ambitious 2030 ESG targets for its six key priority areas. Work is progressing well, particularly in decarbonising our operations. Electricity supply to our Cerro Corona mine in Peru was certified 100% renewable during April, while the R715m, 50MW solar plant at South Deep is set for commissioning during Q3 2022. In Australia, the US$20m, 12MW solar – 4.4MW battery plant at Gruyere was fully operational this month (August), while public consultations on the renewables microgrid for St Ives commenced in July.

Regional performance

The Australian region had a solid Q2 2022, producing 269koz at AIC of A$1,657/oz (US$1,183/oz) and AISC of A$1,508/oz (US$1,076/oz) and bringing production for H1 2022 to 527koz at AIC of A$1,685/oz (US$1,211/oz).

Our mines in Ghana produced 215koz (including 45% of Asanko) during Q2 2022 at AIC of US$1,246/oz and AISC of US$1,213/oz. For the six months ended 30 June, Ghana produced 424koz at AIC of US$1,230/oz.

Cerro Corona produced 74koz (gold equivalent) at AIC of US$957 per gold equivalent ounce and AISC of US$921 per gold equivalent ounce during the June quarter, resulting in 130koz (gold equivalent) being produced in the first half at AIC of US$981 per gold equivalent ounce.

South Deep continued its strong momentum into Q2 2022, producing 86koz at AIC of R705,902/kg (US$1,410/oz) and AISC of R673,899/kg (US$1,347/oz). This resulted in H1 2022 production of 164koz at AIC of ZAR705,623/kg (US$1,425/oz).

Update on Salares Norte

Total project progressed from 62% at the end of 2021 to 77.0% at the end of H1 2022. Construction progressed 9.3% during the June quarter, bringing the overall construction progress at the end of June to 73.1%. Plant construction progressed 14.9% during Q2 2022, bringing cumulative plant construction to 63.6%.

Construction activities at Salares Norte were impacted by Covid and severe weather conditions during the latter part of Q2 2022. US$94.2m was spent on the project during the quarter. A total of US$172m was spent on the project during the six months ended 30 June 2022.

Pre-stripping at the Brecha Principal pit continued as planned and 9.0Mt was stripped during Q2 2022, bringing the total volumes moved for H1 2022 to 19.8Mt. Total volumes moved for the project to date stand at 42.7Mt, slightly ahead of plan.

The team remains focused on exploring the greater district, with US$15m on district exploration during H1 2022. A total of 11,103 metres were drilled during the first six months of 2022, comfortably ahead of the planned 9,057 metres.

Relocation of Chinchilla remains on hold until further notice from the authorities, however the team continues to monitor the two surviving Chinchilla that had already been relocated.

After managing to keep the project on track through the challenges of the past two years – Covid and elevated mining inflation – severe weather events during recent months have resulted in marginal delays in the project timeline. While work is being done to clawback the recent lost time, we estimate up to a three-month delay to the commencement of production. Consequently, there may be a knock-on impact on the ramp up to full production. Given the uncertainty around the actual extent of the delay (0-3 months) as well as the mitigation actions, we anticipate being able to provide an update to production guidance at the end of the year.

The current guidance is for first production at the end of March 2023 which will result in 200koz eq being produced in 2023. In the event that there is a one-month delay and first production is only achieved on 30 April 2023, Salares Norte will produce 165koz eq in 2023. If the delay is slightly longer and first gold is poured on 31 May, Salares Norte will produce 118koz eq in 2023 or on 15 June 2023, the mine will produce 102koz eq in 2023.

As guided in our Q1 operating update, we expect the project capex to be 5-7% higher than original guidance of US$860m real (US$920m nominal) which would have resulted in capex spend of US$920m – in line with the US$920m nominal number. Given the potential delay, capex could be in the range of US$920m-US$940m.

Proposed acquisition of Yamana

On 31 May 2022, Gold Fields and Yamana Gold Inc. announced that they have entered into a definitive agreement, under which Gold Fields will acquire all of the outstanding common shares of Yamana, pursuant to a plan of arrangement. Under the terms of the Transaction, all of the outstanding Yamana shares will be exchanged at a ratio of 0.6 of an ordinary share in Gold Fields or 0.6 of a Gold Fields American depositary share for each Yamana share.

The transaction is subject to the approval by both Gold Fields’ and Yamana’s shareholders. At this stage, we expect the shareholder meetings to take place end October/early November 2022, with a potential closing of the transaction by mid November 2022.

The transaction is also subject to, among other conditions precedent, the approval by the Ontario Superior Court of Justice (Commercial List), applicable regulatory approvals. At the end of July 2022, Gold Fields received approval by the South African Reserve Bank for the proposed acquisition of Yamana.

FY 2022 guidance unchanged

Given the solid operational performance in H1 2022, we are on track to achieve the Group production guidance provided in February 2022. Mining inflation has been higher than initially expected, however, the higher-than-expected copper by-production credit and weaker exchange rates (R/US$15.84 and US$/A$0.70) has partially offset the higher cost inflation. Consequently, we are leaving our cost guidance for the year unchanged.

For 2022, attributable gold equivalent production (excluding Asanko) is expected to be between 2.25Moz and 2.29Moz (2021 comparable 2.25Moz). Including Asanko, attributable gold equivalent production is expected to be between 2.31Moz and 2.36Moz. AISC (excluding Asanko) is expected to be between US$1,140/oz and US$1,180/oz, with AIC (excluding Asanko) expected to be US$1,370/oz to US$1,410/oz.

The exchange rates used for our 2022 guidance are: R/US$15.55 and US$/A$0.76.

2022 Effective mining inflation forecast

	Forecast inflation as at February 2022	Forecast inflation as at April 2022	Forecast Inflation as at July 2022
Australia	9.4%	10.2%	11.9%
Ghana	10.9%	12.2%	11.5%
Peru	6.8%	10.5%	13.1%
South Africa	11.2%	8.6%	8.3%
Chile	2.7%	8.9%	8.4%
Group	9.9%	10.5%	10.9%

Chris Griffith

Chief Executive Officer

25 August 2022

Gold Fields H1 Results	2022

Key statistics

		United States Dollars
		Quarter			Six months ended
Figures in millions unless otherwise stated		June 2022	March 2022	June 2021	June 2022	June 2021
Gold produced*	oz (000)	621	580	563	1,201	1,104
Tonnes milled/treated	000	10,689	10,520	10,627	21,209	21,005
Revenue (excluding Asanko)	US$/oz	1,820	1,884	1,820	1,851	1,799
Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko)	US$/tonne	48	47	44	47	44
All-in sustaining costs#	US$/oz	1,146	1,150	1,107	1,148	1,093
Total all-in cost#	US$/oz	1,382	1,320	1,297	1,352	1,274
Net debt	US$m	851	984	1,097	851	1,097
Net debt (excluding lease liabilities)	US$m	451	559	663	451	663
Net debt to EBITDA ratio		0.33	0.39	0.49	0.33	0.49
Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares	US$m				292.7	180.4
Profit attributable to owners of the parent	US$m				509.7	387.4
Profit per share attributable to owners of the parent	US c.p.s.				57	44
Headline earnings attributable to owners of the parent	US$m				518.0	395.5
Headline earnings per share attributable to owners of the parent	US c.p.s.				58	45
Normalised profit attributable to owners of the parent	US$m				498.4	430.5
Normalised profit per share attributable to owners of the parent	US c.p.s.				56	49

*	Gold produced in this table is attributable and includes Gold Fields share of 45% in Asanko.
#	Refer to pages 40 – 43.

At 30 June 2022, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.43%), Cerro Corona in Peru (99.5%), Gruyere JV (50%) and Asanko JV (45% equity share).

Gold produced and sold throughout this report includes copper gold equivalents of approximately 6% of Group production.

Figures may not add as they are rounded independently.

All-in cost reconciliation

		United States Dollars
		Quarter			Six months ended
Figures in millions unless otherwise stated		June 2022	March 2022	June 2021	June 2022	June 2021
All-in cost for mining operations (pages 40 – 43)	US$/oz	1,210	1,198	1,173	1,204	1,153
Salares Norte	US$/oz	162	109	119	136	115
Corporate and other	US$/oz	10	13	5	12	6
Total all-in cost	US$/oz	1,382	1,320	1,297	1,352	1,274

Currencies and metal prices

	United States Dollars
	Quarter			Six months ended
Figures in millions unless otherwise stated	June 2022	March 2022	June 2021	June 2022	June 2021
US$1-ZAR	15.58	15.22	14.13	15.40	14.54
A$-US$	0.71	0.72	0.77	0.72	0.77
Gold price (US$/oz)	1,820	1,884	1,820	1,851	1,799
Copper price (US$/tonne)	9,529	9,985	9,711	9,757	9,095

Gold Fields H1 Results	2022

Stock data for the six months ended 30 June 2022

Number of shares in issue		NYSE – (GFI)
– at 30 June 2022	891,248,083	Range – Six months	US$9.11 – US$16.71
– average for the six months	890,640,752	Average volume – Six months	9,299,154 shares/day
Free float	100 per cent	JSE LIMITED – (GFI)
ADR ratio	1:1	Range – Six months	ZAR142.93 – ZAR254.41
Bloomberg/Reuters	GFISJ/GFLJ.J	Average volume – Six months	3,786,306 shares/day

Pro forma financial information

This media release contains certain non-IFRS financial measures in respect of the Group’s financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. Non-IFRS financial measures are financial measures other than those defined or specified under all relevant accounting standards. To the extent that these measures are not extracted from the segment disclosure included in the reviewed condensed consolidated financial statements of Gold Fields Limited for the six months ended 30 June 2022, these measures constitute pro forma financial information in terms of the JSE Listings Requirements and are the responsibility of the Group’s Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields’ financial position, changes in equity, results of operations or cash flows. In addition, these measures may not be comparable to similarly titled measures used by other companies. The key non-IFRS measures used include normalised profit attributable to the owners of the parent, normalised profit per share attributable to the owners of the parent, net debt (including and excluding lease liabilities), adjusted EBITDA, sustaining capital expenditure, non-sustaining capital expenditure, adjusted free cash flow, adjusted free cash flow from operations, all-in sustaining and total all-in costs. The applicable criteria on the basis of which this information has been prepared is set out in the notes accompanying the media release.

This pro forma financial information has not been reported on by the Group’s auditors, being PricewaterhouseCoopers Inc.

Gold Fields H1 Results	2022

Certain forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	changes in the market price of gold, and to a lesser extent copper and silver;
•	material changes in the value of Rand and non-U.S. Dollar currencies;
•	difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;
•	the ability of the Group to comply with requirements that it provide benefits to affected communities;
•	the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
•	court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
•	the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
•	the success of the Group’s business strategy, development activities and other initiatives, particularly at the Salares Norte project;
•	changes in technical and economic assumptions underlying Gold Fields’ mineral reserve estimates;
•	supply chain shortages and increases in the prices of production imports;
•	changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
•	the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
•	loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions;
•	power cost increases as well as power stoppages, fluctuations and usage constraints;
•	regulation of greenhouse gas emissions and climate change;
•	high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
•	the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
•	the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
•	the occurrence of future acid mine drainage related pollution;
•	geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
•	economic, political or social instability in the countries where Gold Fields operates;
•	downgrades in the credit rating of South Africa and its impact on Gold Fields’ ability to secure financing;
•	reliance on outside contractors to conduct some of its operations;
•	ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
•	the inability to modernise operations and remain competitive within the mining industry;
•	the effects of regional re-watering at South Deep;
•	the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
•	actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields’ operations that leads to censure, penalties or negative reputational impacts;
•	the occurrence of labour disruptions and industrial actions;
•	the adequacy of the Group’s insurance coverage;
•	financial flexibility could be limited by South African exchange control regulations;
•	difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
•	the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
•	the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
•	the identification of a material weakness in disclosure and internal controls over financial reporting;
•	difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
•	liquidity risks in trading ordinary shares on JSE Limited;
•	Gold Fields’ ability to pay dividends or make similar payments to its shareholders; and
•	shareholders’ equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.

Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields’ filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2021 and the annual report on Form 20-F for the fiscal year ended 31 December 2021. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.

Gold Fields H1 Results	2022

Six months ended 30 June 2022 (H1 2022) compared with the six months ended 30 June 2021 (H1 2021)

Results for the Group

Safety and Health

The Group has not had a fatal injury since April 2021. Regrettably, 3 serious injuries were recorded for the six months ended 30 June 2022, though this was lower than the four injuries reported in the same period in 2021. Pleasingly the injury severity rate continues to decline. The Total Recordable Injury Frequency Rate (TRIFR) for the Group regressed to 2.36 for the six months ended 30 June 2022 from 1.85 for H1 2021 mainly attributed to the high turnover and lower skill level of new recruits in Australia.

	Six months ended
Safety	H1 22	H1 21	FY21
Fatalities	0	1	1
TRIFR[1]	2.36	1.85	2.16
Serious injuries[5]	3	4	9

[1]	TRIFR = (Fatalities + Lost Time Injuries2 + Restricted Work Injuries3 + Medically Treated Injuries4) x 1,000,000/number of hours worked.
[2]	A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.
[3]	A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.
[4]	A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.
[5]	A Serious Injury is a work-related injury that incurs 14 days or more of work lost and results in a range of injuries detailed at goldfields.com/safety.php

Environmental

No Level 3 – 5 environmental incidents were reported for the six months ended 30 June 2022, continuing the trend of preceding years.

Fresh water withdrawal dropped by 6% to 4.7 gigalitres (GL) for the six months ended 30 June 2022, mainly due to a decrease in water withdrawal at Tarkwa as the operation improved its water recycling and reuse. Water recycled/reused was 75% of total water use for the six months ended 30 June 2022 compared with 74% in H1 2021. This is because Tarkwa installed a micro-filtration unit on a clarifier return line to the carbon-in-leach plant as well as optimized recycling/reuse at Cerro Corona during the dry season.

Group energy spend was US$206m (21% of operating costs) for the six months ended 30 June 2022 compared with US$150m (17%) in H1 2021, reflecting increased production, higher diesel prices and the inclusion of leasing costs in 2022. For the six months ended 30 June 2022, energy savings of 480 terajoules (TJ) were achieved (6% of H1 energy consumption), compared with 642 TJ (8% of energy consumption) for H1 2021.

Scope 1 and 2 CO2 emissions were 864kt for the six months ended 30 June 2022 compared with 841kt during H1 2021, as a result of a rise in tonnes mined over the period. CO2 emissions intensity increased slightly to 8.6kg CO2e/t mined from 8.5kg CO2e/t in H1 2021.

Renewable energy in H1 2022 accounted for 12% of our total electricity, with renewables providing 50% of electricity consumed by our Agnew mine in Australia and the electricity supply to our Cerro Corona mine in Peru was certified 100% renewable. The R715m, 50MW solar plant at South Deep and the USD20m, 12MW solar – 4.4MW battery plant at Gruyere are scheduled for completion in Q3 2022.

The Salares Norte Chinchilla Rescue and Relocation Plan remains suspended, pending review by the Authority of the revised Compliance Programme. The relocation delay is not expected to delay construction of the project.

Gold Fields published its fourth Climate Change Report for the 2021 financial year in line with the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD). Gold Fields also includes the Sustainability Accounting Standards Board (SASB) key performance metrics in its non-financial data reporting.

	Six months ended
Environmental	H1 22	H1 21	FY21
Environmental incidents - Level 3 – 5	0	0	0
Fresh water withdrawal (GL)[1]	4.71	4.99	9.44
Water recycled/reused (% of total)	75	74	75
Energy consumption (PJ)[2]	7.02	6.85	13.90
Energy intensity (MJ/t mined)	70	70	69
CO2 emissions (kt)[3]	864	841	1,714
CO2 emissions intensity (kg CO2/t mined)	8.6	8.5	8.5

[1]	Relates to operations only.
[2]	Petajoules (1 PJ=1,000,000MJ).
[3]	CO2 emissions comprise Scope 1 and 2 emissions[4].
[4]	Scope 1 emissions arise directly from sources managed by the Company. Scope 2 are indirect emissions generated in the production of electricity used by the Company

Social

Gold Fields continues to focus on maximising in-country and host community economic impact. The Group’s value distribution to national economies was US$1.9bn for the six months ended 30 June 2022 compared with US$1.9bn for H1 2021, Gold Fields procurement from in-country suppliers was US$1.1bn for the six months ended 30 June 2022 (97% of total procurement) compared with US$1.1bn for H1 2021 (97% of total).

Gold Fields aims to sustain the value delivered to host communities through employment, procurement and social investments. The Group host community workforce was 9,342 people – 53% of the total workforce (excluding projects and corporate offices) for the six months ended 30 June 2022 compared with 9,200, 52% of the total workforce, for H1 2021. Group host community procurement spend for the six months ended 30 June 2022 was US$358m (30% of total spend), compared with US$339m (31% of total) during H1 2021. Spending on socio-economic development (SED) projects in our host communities totalled US$9.2m for the six months ended 30 June 2022 compared with US$7.1m for H1 2021.

Our total workforce at the end of June was 22,294 (including projects and corporate offices), comprising 6,251 employees and 16,043 contractors compared with a total workforce of 22,110 at year-end 2021. Women comprised 23% of Gold Fields’ employees at the end of June 2022 compared with 22% at the end of 2021. Of the 23%, 54% work in core mining activities. Training spend was US$3.9m for the six months ended 30 June 2022 compared with US$3.9m in H1 2021.

	Six months ended
Social	H1 22	H1 21	FY21
Host community procurement (% of total)	30	31	31
Host community workforce (% of total)	53	52	54
Socio-economic development spending (US$m)	9.2	7.1	16
Women in workforce (% of total)	23	21	22
Training spend (US$m)	3.9	3.9	8.3

Gold Fields H1 Results	2022

COVID-19 report

The impact of the COVID-19 pandemic abated in the first half of 2022, especially in Q2, as governments relaxed restrictions and requirements for testing, movement, gatherings and masks. Having recorded no cases before February 2022, our Australia region experienced high numbers of cases, albeit mild, this did have some impact on production. We also saw the start of a 4th wave of Covid-19 in Chile in Q2 which did have some impact on contractor staff availability and Salares Norte construction. One person was hospitalized briefly during the quarter, in sharp contrast to the situation in H1 2021, when at least two employees were in hospital at any time.

The diminished effect of the pandemic on the company may be attributed to a combination of the milder omicron variant, vaccination programmes across the Group, strict adherence to all government regulations/ protocols, rigorous implementation of risk-related work practices and social media awareness and return-to-work communication campaigns for employees, communities and others. By late July 2022, 88% of our total workforce was fully vaccinated, with the Americas and Australia regions and our corporate offices staff 100% fully vaccinated. 52% of our workforce had received at least one booster shot, again with the Americas and Australia regions at or close to 100%. 38% of our Americas workforce had received a second booster.

Since the beginning of the pandemic, Gold Fields has undertaken almost 280,000 tests among its 22,000 strong workforce. To date we have had 7,800 COVID-19 positive cases among employees and contractors. Regrettably, 20 employees and contractors have passed away, the last in H2 2021.

Spending on COVID-19 related programmes and projects totalled US$12m during H1 2022.

H1 Operating Performance

Managed equivalent gold production (including 45% share of Asanko) increased by 8% from 1,148,200oz for the six months ended 30 June 2021 to 1,245,300oz for the six months ended 30 June 2022. Attributable equivalent gold production, (including Asanko) increased by 9% from 1,104,100oz for the six months ended 30 June 2021 to 1,200,500oz for the six months ended 30 June 2022.

At the South Africa region, attributable gold production (96.4%) at South Deep increased by 28% from 3,828kg (123,100oz) for the six months ended 30 June 2021 to 4,915kg (158,000oz) for the six months ended 30 June 2022. Managed gold sold increased by 32% from 3,868kg (124,400oz) to 5,097kg (163,900oz).

Attributable gold production (90%) at the West African operations (including 45% of Asanko), decreased by 4% from 401,000oz for the six months ended 30 June 2021 to 385,800oz for the six months ended 30 June 2022 mainly due to planned decreased production at Damang and Asanko. Managed gold produced and sold at Tarkwa increased marginally from 256,900oz for the six months ended 30 June 2021 to 257,300oz for the six months ended 30 June 2022. At Damang, managed gold produced and sold decreased by 6% from 133,500oz for the six months ended 30 June 2021 to 125,200oz for the six months ended 30 June 2022 mainly due to lower yield as a result of low-grade material fed from the stockpile to augment the ex-pit material combined with a 1% drop in plant recovery when comparing to H1 2021. Attributable gold produced at Asanko decreased by 16% from 49,700oz for the six months ended 30 June 2021 to 41,600oz for the six months ended 30 June 2022 due to lower grade ore processed. Gold sold at Asanko decreased by 24% from 52,300oz (45%) to 39,700oz (45%).

Attributable equivalent gold production (99.5%) at Cerro Corona in Peru increased by 31% from 98,800oz for the six months ended 30 June 2021 to 129,300oz for the six months ended 30 June 2022 mainly due to higher grades of ore processed and higher recoveries. In H1 2021 production was also impacted by a revised mining sequence due to slope instability at the high-grade eastern side of the pit. Total managed gold equivalent production increased by 31% from 99,300oz for the six months ended 30 June 2021 to 129,900oz for the six months ended 30 June 2022. Gold equivalent ounces sold increased by 26% from 103,500oz to 130,500oz.

Gold production at the Australian (100%) operations increased by 10% from 481,200oz for the six months ended 30 June 2021 to 527,400oz for the six months ended 30 June 2022 mainly due to higher grades of ore mined and processed at Agnew, Granny Smith and Gruyere as well as improved mill performance at Gruyere. At St Ives, gold production increased by 1% from 188,500oz for the six months ended 30 June 2021 to 190,300oz for the six months ended 30 June 2022. Gold sold increased by 2% from 188,500oz to 191,700oz. At Agnew, gold production increased by 8% from 111,700oz for the six months ended 30 June 2021 to 120,500oz for the six months ended 30 June 2022 due to an increase in grade of ore mined and processed in line with the plan, partially offset by a decrease in ore milled. The higher-grade ore was mainly sourced from the Kath lode orebody at Waroonga. Gold sold increased by 8% from 112,500oz to 121,000oz. At Granny Smith, gold production increased by 14% from 121,300oz for the six months ended 30 June 2021 to 138,300oz for the six months ended 30 June 2022 due to increased grade of ore mined at the Z120 mining area and increased grade of ore processed, partially offset by a decrease in ore milled. Gold sold increased by 13% from 122,600oz to 138,300oz. At Gruyere gold production (50% basis) increased by 31% from 59,700oz for the six months ended 30 June 2021 to 78,400oz for the six months ended 30 June 2022 due to higher grades of ore mined from Stages 2 and 3 of the Gruyere pit combined with higher grade of ore processed. Tonnes processed increased by 11% in H1 2022 when compared to H1 2021 with the processing improvement projects yielding the desired results. Gold sold increased by 31% from 60,600oz to 79,600oz.

Gold Fields H1 Results	2022

Revenue

The average US Dollar gold price achieved by the Group (excluding Asanko) increased by 3% from US$1,799/eq oz for the six months ended 30 June 2021 to US$1,851/eq oz for the six months ended 30 June 2022. The average Rand gold price increased by 11% from R838,127/kg to R926,383/kg. The average Australian Dollar gold price increased by 11% from A$2,340/oz to A$2,600/oz. The average US Dollar gold price for the Ghanaian operations (excluding Asanko) increased by 4% from US$1,801/oz for the six months ended 30 June 2021 to US$1,881/oz for the six months ended 30 June 2022. The average equivalent US Dollar gold price, net of treatment and refining charges, for Cerro Corona decreased by 6% from US$1,772/eq oz for the six months ended 30 June 2021 to US$1,668/eq oz for the six months ended 30 June 2022. The average US Dollar/Rand exchange rate weakened by 6% from R14.54 for the six months ended 30 June 2021 to R15.40 for the six months ended 30 June 2022. The average Australian/US Dollar exchange rate weakened by 6% from A$1.00 = US$0.77 to A$1.00 = US$0.72.

Gold equivalent ounces sold (excluding Asanko) increased by 10% from 1.10Moz to 1.21Moz. Revenue from Asanko is not included in Group revenue as Asanko results are Equity-accounted.

Revenue increased by 13% from US$1,984m for the six months ended 30 June 2021 to US$2,235m for the six months ended 30 June 2022 due to the 10% higher gold sold and 3% higher gold price received.

Cost of sales before amortisation and depreciation

Cost of sales before amortisation and depreciation increased by 11% from US$832m for the six months ended 30 June 2021 to US$923m for the six months ended 30 June 2022 mainly due to inflationary increases of US$130m affecting all the regions partially offset by a US$39m impact of the weakening of the Australian Dollar and South African Rand.

At the South Africa region, at South Deep, cost of sales before amortisation and depreciation increased by 19% from R2,150m (US$148m) for the six months ended 30 June 2021 to R2,558m (US$166m) for the six months ended 30 June 2022. Limiting the increase in cost of sales before amortisation and depreciation to 19% demonstrates good cost control considering a 28% increase in production combined with inflationary cost pressures.

At the West Africa region, (excluding Asanko), cost of sales before amortisation and depreciation increased by 9% from US$233m for the six months ended 30 June 2021 to US$254m for the six months ended 30 June 2022 mainly due to increased prices on items such as diesel and explosives increasing the mining unit costs. These increases are on the back of the abnormal global inflation pressures seen at present.

At the South America region, at Cerro Corona, cost of sales before amortisation and depreciation increased by 2% from US$91m for the six months ended 30 June 2021 to US$93m for the six months ended 30 June 2022.

At the Australia region, cost of sales before amortisation and depreciation increased by 22% from A$466m (US$360m) for the six months ended 30 June 2021 to A$569m (US$409m) for the six months ended 30 June 2022. This increase is mainly due to a 10% increase in production and an increase in ore tonnes and operational waste tonnes mined at the Gruyere pit. The costs in the Australian region were also negatively impacted by abnormally high pressures on commodity inputs and employee costs which included retention payments in order to contain the abnormally high employee turnover in Australia during the six months ended 30 June 2022.

Amortisation and depreciation

Amortisation and depreciation for the Group increased by 20% from US$315m for the six months ended 30 June 2021 to US$378m for the six months ended 30 June 2022 mainly due to a US$75m increase related to higher production partially offset by a US$12m impact of the weakening of the Australian Dollar and South African Rand.

Investment Income

Investment income remained similar at US$4m.

Finance expense

Finance expense for the Group increased by 6% from US$36m for the six months ended 30 June 2021 to US$38m for the six months ended 30 June 2022 due to an allocation of lease and rehabilitation interest partially offset by lower borrowings and higher interest capitalised during the six months ended 30 June 2022. Interest expense on borrowings of US$38m, interest lease liability of US$11m and rehabilitation interest of US$6m partially offset by interest capitalised of US$17m for the six months ended 30 June 2022 compared with interest expense on borrowings of US$41m, partially offset by interest capitalised of US$5m for the six months ended 30 June 2021.

Share of results of Equity-accounted investees after taxation

The share of results of Equity-accounted investees after taxation of a loss of US$5m for the six months ended 30 June 2022 compared to an income of US$17m for the six months ended 30 June 2021. The decrease is as a result of lower profitability at Asanko for the six months ended 30 June 2022.

Gain/(loss) on foreign exchange

The gain on foreign exchange of US$16m for the six months ended 30 June 2022 compared with a loss on foreign exchange of US$7m for the six months ended 30 June 2021 and related to the conversion of offshore cash holdings into their functional currencies.

Gain/(loss) on financial instruments

The gain on financial instruments of US$23m for the six months ended 30 June 2022 compared with a loss of US$53m for the six months ended 30 June 2021.

	Six months ended
	June 2022	June 2021
Ghana oil hedge	14	10
Australia oil hedge	9	6
Salares Norte foreign currency hedge	—	(18)
Peru copper hedge	—	(31)
Australia gold hedge	—	(19)
Maverix warrants – loss on fair value	—	(1)
Gain/(loss) on financial instruments	23	(53)
Unrealised gain/(loss) and prior year marked-to-market reversals on derivative contracts	8	(38)
Realised gain/(loss) on derivative contracts	15	(14)
Maverix warrants – loss on fair value	—	(1)
Gain/(loss) on financial instruments	23	(53)

Share based payments

Share-based payments for the Group decreased by 33% from US$6m for the six months ended 30 June 2021 to US$4m for the six months ended 30 June 2022 mainly due to lower forecast vesting percentages of share-based payments.

Long-term incentive plan

The long-term incentive plan decreased by 8% from US$12m for the six months ended 30 June 2021 to US$11m for the six months ended 30 June 2022 due to the current marked-to-market valuation of the plan reflecting forecast performance.

Other costs, net

Other costs for the Group decreased by 66% from US$32m for the six months ended 30 June 2021 to US$11m for the six months ended 30 June 2022 and mainly related to the reallocation of lease interest and rehabilitation interest to the interest line in 2022.

Gold Fields H1 Results	2022

Exploration expense

Exploration expense remained flat at US$33m for the six months ended 30 June 2022. The US$33m spend for the six months ended 30 June 2022 included US$15m spend at Salares Norte and US$18m related to exploration spend at the other operations. The US$33m spend for the six months ended 30 June 2021 included US$13m spend at Salares Norte and US$20m related to exploration spend at the other operations.

Non-recurring items

Non-recurring expenses of US$10m for the six months ended 30 June 2022 compared with an income of US$3m for the six months ended 30 June 2021.

Non-recurring expenses of US$10m for the six months ended 30 June 2022 mainly includes:

•	impairment of FSE of US$6m. The impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company; and
•	write-off of redundant assets at Cerro Corona and Salares Norte of US$4m.

Non-recurring income of US$3m for the six months ended 30 June 2021 mainly includes:

•	US$9m income related to profit on disposal of assets, partially offset by;
•	net impairment of FSE of US$4m. The impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company;
•	donations made to various bodies in response to COVID-19 of US$1m; and
•	other costs of US$1m.

Royalties

Government royalties for the Group increased by 9% from US$54m for the six months ended 30 June 2021 to US$59m for the six months ended 30 June 2022 in line with the higher revenue.

Mining and Income Taxation

The taxation charge for the Group increased by 27% from US$216m for the six months ended 30 June 2021 to US$274m for the six months ended 30 June 2022 in line with the higher profit before tax. Normal taxation increased by 17% from US$192m for the six months ended 30 June 2021 to US$224m for the six months ended 30 June 2022. The deferred tax charge increased by 104% from US$24m for the six months ended 30 June 2021 to US$49m for the six months ended 30 June 2022 due to an additional charge of US$5m (R76m) as a result of the change in the effective tax rate at South Deep from 29% to 28% for the six months ended 30 June 2022.

Profit for the period

Profit for the period increased by 30% from US$410m for the six months ended 30 June 2021 to US$534m for the six months ended 30 June 2022.

Net profit attributable to owners of the parent for the Group increased by 32% from US$387m or US$0.44 per share for the six months ended 30 June 2021 to US$510m or US$0.57 per share for the six months ended 30 June 2022.

Headline earnings attributable to owners of the parent for the Group increased by 31% from US$396m or US$0.45 per share for the six months ended 30 June 2021 to US$518m or US$0.58 per share for the six months ended 30 June 2022.

Normalised profit for the Group increased by 16% from US$431m or US$0.49 per share for the six months ended 30 June 2021 to US$498m or US$0.56 per share for the six months ended 30 June 2022.

Normalised profit

Normalised profit reconciliation for the Group is calculated as follows:

	Six months ended
US$’m	June 2022	June 2021
Profit for the period attributable to owners of the parent	509.7	387.4
Non-recurring items	9.8	(2.8)
Tax effect of non-recurring items	(1.4)	1.7
Non-controlling interest effect of non-recurring items	(0.1)	(0.1)
(Gain)/loss on foreign exchange	(16.0)	7.4
Tax effect of (gain)/loss on foreign exchange	5.8	(1.9)
Non-controlling interest effect of (gain)/loss on foreign exchange	0.7	0.1
(Gain)/loss on financial instruments	(23.4)	53.1
Tax effect of (gain)/loss on financial instruments	7.5	(15.0)
Non-controlling interest effect of (gain)/loss on financial instruments	0.9	0.6
South Deep deferred tax change	4.9	—
Normalised profit attributable to owners of the parent	498.4	430.5

Normalised profit is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.

Cash flow

Cash flow from operating activities

Cash inflow from operating activities increased by 26% from US$689m for the six months ended 30 June 2021 to US$871m for the six months ended 30 June 2022. The increase was mainly due to a higher profit before royalties and taxation as well as a release of working capital. This was partially offset by a higher royalties and taxation payment for the six months ended 30 June 2022.

Dividends paid

Dividends paid decreased by 21% from US$212m for the six months ended 30 June 2021 to US$168m for the six months ended 30 June 2022. The dividend paid of US$168m for the six months ended 30 June 2022 comprised dividends paid to owners of the parent of US$153m related to the 2021 final dividend and dividends paid to non-controlling interest holders of US$15m. The dividend paid of US$212m for the six months ended 30 June 2021 comprised dividends paid to owners of the parent of US$190m related to the 2020 final dividend and dividends paid to non-controlling interest holders of US$22m.

Cash flow from investing activities

Cash outflow from investing activities increased by 18% from US$469m for the six months ended 30 June 2021 to US$552m for the six months ended 30 June 2022.

Capital expenditure

Capital expenditure increased by 20% from US$456m for the six months ended 30 June 2021 to US$545m for the six months ended 30 June 2022. The capital expenditure of US$545m for the six months ended 30 June 2022 comprised of sustaining capital expenditure of US$340m and non-sustaining capital expenditure of US$205m. The capital expenditure of US$456m for the six months ended 30 June 2021 comprised of sustaining capital expenditure of US$262m and non-sustaining capital expenditure of US$194m.

Sustaining capital expenditure, (excluding Asanko), increased by 30% from US$262m for the six months ended 30 June 2021 to US$340m for the six months ended 30 June 2022 mainly due to increases from South Deep, Damang and Tarkwa.

Gold Fields H1 Results	2022

Non-sustaining capital expenditure (excluding Asanko), increased by 6% from US$194m for the six months ended 30 June 2021 to US$205m for the six months ended 30 June 2022. This movement is mainly attributable to the project capital incurred while constructing Salares Norte. Growth expenditure of US$205m for the six months ended 30 June 2022 comprised US$145m at Salares Norte, US$40m at the Australian operations, US$4m at Cerro Corona, US$11m at South Deep and US$5m at Damang. Growth expenditure of US$194m for the six months ended 30 June 2021 comprised US$133m at Salares Norte, US$35m at the Australian operations, US$12m at Cerro Corona, US$10m at South Deep and US$4m at Damang.

At the South Africa region at South Deep, capital expenditure increased by 128% from R428m (US$29m) for the six months ended 30 June 2021 to R978m (US$64m) for the six months ended 30 June 2022 mainly due to increased spending on the solar plant of R375m (US$24m), mining fleet and the Doornpoort phase 2 construction.

At the West Africa region, (excluding Asanko), capital expenditure increased by 30% from US$118m for the six months ended 30 June 2021 to US$153m for the six months ended 30 June 2022. At Tarkwa, capital expenditure increased by 11% from US$108m to US$120m mainly as a result of timing on TSF construction activities and higher capital waste expenditure driven by higher mining unit rates. Capital expenditure at Damang increased by 227% from US$10m to US$33m due to the capital waste stripping at the Huni pit (US$25m) not included in H1 2021.

Capital expenditure at Asanko (on a 100% basis) decreased by 71% from US$21m for the six months ended 30 June 2021 to US$6m for the six months ended 30 June 2022. The Asanko capital expenditure is not included in the Group capital expenditure.

At the South America region at Cerro Corona, capital expenditure decreased by 13% from US$19m for the six months ended 30 June 2021 to US$16m for the six months ended 30 June 2022, mainly due to the Arpon waste storage facility construction (US$8m) included in the capital for H1 2021. At Salares Norte, capital expenditure increased by 9% from US$133m for the six months ended 30 June 2021 to US$145m for the six months ended 30 June 2022.

At the Australia region, capital expenditure increased by 14% from A$202m (US$156m) for the six months ended 30 June 2021 to A$231m (US$166m) for the six months ended 30 June 2022. At St Ives, capital expenditure increased by 24% from A$66m (US$51m) to A$83m (US$59m) due to increased pre-strip activities at Neptune stage 7 pit. Agnew, capital expenditure increased by 25% from A$55m (US$42m) to A$69m (US$49m) mainly due to increased expenditure incurred on the mill crushing circuit replacement project. At Granny Smith, capital expenditure increased by 10% from A$53m (US$41m) for the six months ended 30 June 2021 to A$58m (US$41m) for the six months ended 30 June 2022 mainly due to increased expenditure on development of the Z135 area. At Gruyere, capital expenditure (50% basis) decreased by 23% from A$29m (US$22m) for the six months ended 30 June 2021 to A$22m (US$16m) for the six months ended 30 June 2022 reflecting the completion of pre-stripping stage 3 of the pit.

Proceeds on disposal of property, plant and equipment

Proceeds on disposal of property, plant and equipment of US$nil for the six months ended 30 June 2022 compared with US$2m for the six months ended 30 June 2021.

Purchase of investments

Purchase of investments increased by 100% from US$3m for the six months ended 30 June 2021 to US$6m for the six months ended 30 June 2022. The purchase of US$6m for the six months ended 30 June 2022 comprised purchases of bonds for the insurance captive of US$5m as well as a purchase of Chakana Copper Corporation shares of US$1m. The purchase of investments of US$3m for the six months ended 30 June 2021 related to a purchase of 6.6m shares in Chakana.

Redemption of Asanko preference shares

Redemption of Asanko preference shares of US$5m for the six months ended 30 June 2021 compared to US$nil for the six months ended 30 June 2022.

Environmental payments

Environmental payments increased by 420% from US$5m for the six months ended 30 June 2021 to US$26m for the six months ended 30 June 2022. The contributions of US$26m for the six months to 30 June 2022 comprise US$15m by the Australia region, US$4m by the Ghanaian region, US$5m by Cerro Corona in Peru and US$1m by South Deep in South Africa. The contributions of US$5m for the six months to 30 June 2021 comprised US$4m by the Ghanaian region and US$1m by South Deep in South Africa.

Cash flow from financing activities

Net cash inflow from financing activities of US$69m for the six months ended 30 June 2022 compared with an outflow of US$197m for the six months ended 30 June 2021. The cash inflow for the six months ended 30 June 2022 related to the drawdown of US$207m on offshore loans, partially offset by loan repayments of US$105m and payment of principal lease liabilities of US$33m. The cash outflow for the six months ended 30 June 2021 related to the repayment of US$361m on offshore loans and payment of principal lease liabilities of US$41m, partially offset by loan drawdowns of US$205m.

Net cash flow

The net cash inflow for the Group of US$220m for the six months ended 30 June 2022 compared with an outflow of US$190m for the six months ended 30 June 2021. After accounting for a negative translation adjustment of US$21m on non-US Dollar cash balances, the cash inflow for the six months ended 30 June 2022 was US$199m. The cash balance at 30 June 2022 of US$724m compared with US$704m at 30 June 2021.

Adjusted free cash flow

Adjusted free cash flow increased by 63% from US$180m for the six months ended 30 June 2021 to US$293m for the six months ended 30 June 2022 due to higher cash flows from operating activities and lower dividends, partially offset by higher capital expenditure.

The US$293m adjusted free cash flow for the six months ended 30 June 2022 comprised: US$518m free cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments) less US$172m spend at Salares Norte (comprising US$145m in capex, US$15m in exploration, a US$6m investment in working capital and other costs of US$8m, partially offset by a credit of US$2m from the realised portion of the FX hedge) less US$32m of net non-mine interest paid as well as US$21m on non-mine based costs mainly due to working capital movements.

The US$180m adjusted free cash flow for the six months ended 30 June 2021 comprised: US$399m free cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments) less US$149m spend at Salares Norte (comprising US$133m in capex, US$13m in exploration, a US$12m investment in working capital, a tax payment of US$9m and other costs of US$5m, partially offset by a credit of US$23m from the realised portion of the FX hedge) plus redemption of Asanko preference shares of US$5m, less US$33m of net non-mine interest paid as well as US$42m on non-mine based costs mainly due to working capital movements.

Statement of financial position

Net debt decreased by 12% from US$969m at 31 December 2021 to US$851m at 30 June 2022.

Net debt excluding lease liabilities decreased by 18% from US$553m at 31 December 2021 to US$451m at 30 June 2022.

Net debt is defined by the Group as total borrowings and lease liabilities less cash and cash equivalents.

Net debt/adjusted EBITDA

The net debt/adjusted EBITDA ratio of 0.33 at 30 June 2022 compared with 0.49 at 30 June 2021. The net debt/adjusted EBITDA ratio of 0.33 at 30 June 2022 is based on net debt of US$851m and adjusted EBITDA of US$2,590m.

The net debt/adjusted EBITDA ratio of 0.49 at 30 June 2021 is based on net debt of US$1,097m and adjusted EBITDA of US$2,225m.

Gold Fields H1 Results	2022

Adjusted EBITDA

Adjusted EBITDA for calculating net debt/adjusted EBITDA is based on the profit for the 12 months ended 30 June 2022 and is determined as follows in US$ million:

US$’m	June 2022
Revenue	4,447
Cost of sales before amortisation and depreciation	(1,753)
Exploration and project costs	(60)
Other costs*	(44)
2,590

*	Other costs include other non-mine based costs and hedge losses.

Adjusted EBITDA is defined by the Group as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other non-operating costs.

US$’m	June 2021
Revenue	4,121
Cost of sales before amortisation and depreciation	(1,553)
Exploration and project costs	(47)
Other costs*	(296)
2,225

*	Other costs relate mostly to the hedge losses for the year.

Adjusted EBITDA is defined by the Group as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other non-operating costs.

All-in sustaining and total all-in cost

The Group all-in sustaining costs increased by 5% from US$1,093/oz for the six months ended 30 June 2021 to US$1,148/oz for the six months ended 30 June 2022 mainly due to higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold. If the all-in sustaining costs are normalised for the weakening of the currencies by using the same exchange rates as in the first six months of 2021, the all-in sustaining costs would be US$1,196/oz for the six months ended 30 June 2022. This represents a 9% increase in all-in sustaining costs compared with the six months ended 30 June 2021.

Total all-in cost increased by 6% from US$1,274/oz for the six months ended 30 June 2021 to US$1,352/oz for the six months ended 30 June 2022 mainly due to higher sustaining and non-sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold. The higher non-sustaining capital expenditure was mainly at Salares Norte which increased from US$133m for the six months ended 30 June 2021 to US$145m for the six months ended 30 June 2022 in line with the project progress.

Normalising for the exchange rate differences, the total all-in cost would be US$1,404/oz for the six months ended 30 June 2022, a 10% increase when compared with the six months ended 30 June 2021.

Gold Fields H1 Results	2022

Review of Operations

Six months ended 30 June 2022 compared with six months ended 30 June 2021

Figures may not add as they are rounded independently.

South Africa region

South Deep

		June 2022	June 2021	% Variance
Ore mined	000 tonnes	815.6	745.2	9%
Waste mined	000 tonnes	98.8	87.3	13%
Total tonnes	000 tonnes	914.4	832.5	10%
Grade mined – underground reef	g/t	6.17	5.94	4%
Grade mined – underground total	g/t	5.50	5.32	3%
	kg	5,031	4,426	14%
Gold mined	000’oz	161.7	142.3	14%
Destress	m2			—%
Development	m	5,705	4,723	21%
Secondary support	m	7,051	6,382	10%
Backfill	m3	153.8	120.8	27%
Ore milled – underground reef	000 tonnes	761	751	1%
Ore milled – underground waste	000 tonnes	79	56	41%
Ore milled – surface	000 tonnes	659	665	(1)%
Total tonnes milled	000 tonnes	1,499	1,472	2%
Yield – underground reef	g/t	6.59	5.20	27%
Surface yield	g/t	0.13	0.10	30%
Total yield	g/t	3.40	2.70	26%
Gold produced	kg	5,097	3,970	28%
	000’oz	163.9	127.6	28%
Gold sold	kg	5,097	3,868	32%
	000’oz	163.9	124.4	32%
AISC	R/kg	672,915	639,288	5%
	US$/oz	1,359	1,368	(1)%
AIC	R/kg	705,623	674,965	5%
	US$/oz	1,425	1,444	(1)%
Sustaining capital expenditure	Rm	811.3	290.1	180%
	US$m	52.7	20.0	164%
Non-sustaining capital expenditure	Rm	166.7	138.0	21%
	US$m	10.8	9.5	14%
Total capital expenditure	Rm	978.0	428.1	128%
	US$m	63.5	29.5	115%
Adjusted free cash flow	Rm	1,131.2	406.9	178%
	US$m	73.5	28.0	163%

South Deep H1 2022 performance continues to show significant improvement in line with the production ramp-up to the steady state 12t gold output annually by 2025. Ore mined increased by 9% to 815,600t for the six months ended 30 June 2022 from 745,200t for the six months ended 30 June 2021 and gold produced increased by 28% to 5,097kg (163,900oz) for the six months ended 30 June 2022 from 3,970kg (127,600oz) for the six months ended 30 June 2021. These increases are a result of higher underground ore and grade mined, which is in line with the Business plan and production ramp-up.

Development increased by 21% to 5,705 metres for the six months ended 30 June 2022 from 4,723 metres for the six months ended 30 June 2021 as a result of an increase in rig productivity rates, which is in line with the production plan.

Waste mined increased by 13% to 98,800t for the six months ended 30 June 2022 from 87,300t for the six months ended 30 June 2021 as a result of an increase in capital infrastructure development and Cut-5 access development in the North of wrench mining area.

Secondary support increased by 10% to 7,051 metres for the six months ended 30 June 2022 from 6,382 metres for the six months ended 30 June 2021 in line with the increase in development metres and stoping volumes. Backfill increased by 27% to 153,800m3 for six months ended 30 June 2022 from 120,800m3 for the six months ended 30 June 2021 as a result of improved stope availability.

Underground reef yield increased by 27% to 6.59g/t for the six months ended 30 June 2022 from 5.20g/t for the six months ended 30 June 2021 due to mining higher grade reefs in line with the mine plan.

All-in cost increased by 5% to R705.623/kg (US$1,425/oz) for the six months ended 30 June 2022 from R674,965/kg (US$1,444/oz) for the six months ended 30 June 2021 mainly due to higher cost of sales before amortisation and depreciation (inflation and higher production levels), and higher capital expenditure, partially offset by higher gold sold.

Capital expenditure increased by 128% to R978m (US$64m) for the six months ended 30 June 2022 from R428m (US$30m) for the six months ended 30 June 2021 as explained below.

Sustaining capital expenditure increased by 180% to R811m (US$53m) for the six months ended 30 June 2022 from R290m (US$20m) for the six months ended 30 June 2021 mainly due to inflationary increases, equipment deliveries, Doornpoort tailings facility expansion and the commencement of the building of the solar plant. Non-sustaining capital expenditure increased by 21% to R167m (US$11m) for the six months ended 30 June 2022 from R138m (US$10m) for the six months ended 30 June 2021. This increase was mainly due to the advancement of the development on 100L and 105L with associated infrastructure.

South Deep generated adjusted free cash flow of R1,131m (US$74m) for the six months ended 30 June 2022 compared with an inflow of R407m (US$28m) for the six months ended 30 June 2021. The increase is mainly due to 32% increase in gold sold and a higher realised gold price received, partially offset by higher cost of sales before amortisation and depreciation as well as higher capital expenditure.

Guidance 2022

Guidance for 2022 provided in February remains unchanged as follows:

•	Gold produced ~ 9,600kg (308,600oz) to 9,700kg (311,800oz);

•	Capital expenditure ~ R1,930m (US$124m);

•	All-in sustaining costs ~ R715,000/kg (US$1,430/oz); and

•	Total all-in cost ~ R755,000/kg (US$1,510/oz).

Gold Fields H1 Results	2022

West Africa region

Ghana

		June 2022	June 2021	% Variance
Gold production	000’oz	424.0	440.1	(4)%
AISC	US$/oz	1,197	1,081	11%
AIC	US$/oz	1,230	1,114	10%
Adjusted free cash flow	US$m	154.4	181.9	(15)%

Total production (100% basis for Tarkwa and Damang and 45% for Asanko) decreased by 4% to 424koz for the six months ended 30 June 2022 from 440koz for the six months ended 30 June 2021 mainly due to the planned decrease in production from Damang and Asanko on the back of lower yield at both operations.

All-in cost increased by 10% to US$1,230/oz for the six months ended 30 June 2022 from US$1,114/oz for the six months ended 30 June 2021 mainly due to lower gold sold, higher cost of sales before amortisation and depreciation and higher capital expenditure.

The region produced adjusted free cash flow (excluding Asanko) of US$154m for the six months ended 30 June 2022 compared with US$182m for the six months ended 30 June 2021. Gold Fields received US$nil on the redemption of preference shares from Asanko for the six months ended 30 June 2022 compared with US$5m received for the six months ended 30 June 2021. If included the total cash flow would be US$154m for the six months ended 30 June 2022 compared with US$187m for the six months ended 30 June 2021.

Tarkwa

		June 2022	June 2021	% Variance
Ore mined	000 tonnes	6,341	5,178	22%
Waste (capital)	000 tonnes	22,305	28,212	(21)%
Waste (operational)	000 tonnes	14,714	13,001	13%
Total waste mined	000 tonnes	37,019	41,213	(10)%
Total tonnes mined	000 tonnes	43,360	46,391	(7)%
Grade mined	g/t	1.14	1.43	(20)%
Gold mined	000’oz	232.6	237.8	(2)%
Strip ratio	waste/ore	5.8	8.0	(28)%
Tonnes milled	000 tonnes	6,966	6,982	—%
Yield	g/t	1.15	1.14	1%
Gold produced	000’oz	257.3	256.9	—%
Gold sold	000’oz	257.3	256.9	—%
AISC	US$/oz	1,306	1,203	9%
AIC	US$/oz	1,306	1,203	9%
Sustaining capital expenditure	US$m	120.2	107.7	12%
Non-sustaining expenditure	US$m	—	—	—%
Total capital expenditure	US$m	120.2	107.7	12%
Adjusted free cash flow	US$m	104.3	115.1	(9)%

Gold production (100% basis) increased marginally to 257,300oz for the six months ended 30 June 2022 from 256,900oz for the six months ended 30 June 2021. Yield remained similar at 1.15g/t for the six months ended 30 June 2022. Ore rehandled from stockpiles was 958kt at a grade of 1.54g/t for the six months ended 30 June 2022 compared to 2,256kt at a grade of 0.78g/t for the six months ended 30 June 2021.

Total tonnes mined, including capital waste stripping, decreased by 7% to 43.4Mt for the six months ended 30 June 2022 from 46.4Mt for the six months ended 30 June 2021 in line with the 2022 production schedule. Ore tonnes mined increased by 22% to 6.3Mt for the six months ended 30 June 2022 from 5.2Mt for the six months ended 30 June 2021. Capital waste tonnes mined decreased by 21% to 22.3Mt for the six months ended 30 June 2022 from 28.2Mt for the six months ended 30 June 2021 due to focus on ore and operational waste mining. Operational waste mined, increased by 13% to 14.7Mt for the six months ended 30 June 2022 from 13.0Mt for the six months ended 30 June 2021. Strip ratio decreased by 28% to 5.8 for the six months ended 30 June 2022 from 8.0 for the six months ended 30 June 2021 due to increased ore mined in line with the 2022 production schedule.

All-in cost increased by 9% to US$1,306/oz for the six months ended 30 June 2022 from US$1,203/oz for the six months ended 30 June 2021 due to higher royalty tax, on the back of higher gold prices, higher mining cost as a result of an increase in fuel and explosives price and higher capital expenditure as a result of increased activities and inflation.

Capital expenditure increased by 12% to US$120m for the six months ended 30 June 2022 from US$108m for the six months ended 30 June 2021 due to higher capital waste expenditure as a result of higher mining unit rates.

Tarkwa generated adjusted cash flow of US$104m for the six months ended 30 June 2022 compared with US$115m for the six months ended 30 June 2021 mainly due to higher capital expenditure and higher costs partially offset by a higher gold price received.

Guidance 2022

Inflationary increases in fuel and explosive prices and increases in royalty tax as a result of the higher forecasted gold price resulted in a revision of Tarkwa’s guidance as follows:

•	Gold produced ~ 515,000oz (unchanged);

•	Capital expenditure ~ US$228 (original guidance US$198m);

•	All-in sustaining costs ~ US$1,340/oz, (original guidance US$1,230/oz); and

•	Total all-in cost ~ US$1,340/oz, (original guidance US$1,230/oz).

Damang

		June 2022	June 2021	% Variance
Ore mined	000 tonnes	3,610	4,277	(16)%
Waste (capital)	000 tonnes	4,312	—	—%
Waste (operational)	000 tonnes	4,629	7,527	(39)%
Total waste mined	000 tonnes	8,941	7,527	19%
Total tonnes mined	000 tonnes	12,551	11,804	6%
Grade mined	g/t	1.57	1.57	—%
Gold mined	000’oz	182.6	216.4	(16)%
Strip ratio	waste/ore	2.5	1.8	39%
Tonnes milled	000 tonnes	2,351	2,352	—%
Yield	g/t	1.66	1.77	(6)%
Gold produced	000’oz	125.2	133.5	(6)%
Gold sold	000’oz	125.2	133.5	(6)%
AISC	US$/oz	884	753	17%
AIC	US$/oz	964	810	19%
Sustaining capital expenditure	US$m	27.9	5.9	373%
Non-sustaining expenditure	US$m	5.2	4.3	21%
Total capital expenditure	US$m	33.1	10.2	225%
Adjusted free cash flow	US$m	50.1	66.8	(25)%

Gold production (100%) decreased by 6% to 125,200oz for the six months ended 30 June 2022 from 133,500oz for the six months ended 30 June 2021 mainly due to lower yield. Yield decreased by 6% to 1.66g/t for the six months ended 30 June 2022 from 1.77g/t for the six months ended 30 June 2021 in line with the plan. This was a function of the low-grade material fed from the stockpile to augment the ex-pit material as the mine nears the end of the pit life. A total of 294kt ore was rehandled from the stockpile for the six months ended 30 June 2022 at a grade of 1.32g/t compared with 421kt at a grade of 1.96g/t for the six months ended 30 June 2021. In addition, plant recovery decreased to 92% for the six months ended 30 June 2022 compared with the 93% for the six months ended 30 June 2021 on the back of the lower grade.

Gold Fields H1 Results	2022

Total tonnes mined increased by 6% to 12.6Mt for the six months ended 30 June 2022 from 11.8Mt for the six months ended 30 June 2021 due the to inclusion of Huni pit mining.

Operational waste tonnes decreased by 39% to 4.6Mt for the six months ended 30 June 2022 from 7.5Mt for the six months ended 30 June 2021 in line with the plan. Ore tonnes mined decreased by 16% to 3.6Mt for the six months ended 30 June 2022 from 4.3Mt for the six months ended 30 June 2021.

Gold mined decreased by 16% to 182,600oz for the six months ended 30 June 2022 from 216,400oz for the six months ended 30 June 2021 due to lower ore tonnes mined.

Strip ratio increased by 39% to 2.5 for the six months ended 30 June 2022 from 1.8 for the six months ended 30 June 2021 due to the increased capital waste stripping in the Huni pit.

All-in cost increased by 19% to US$964/oz for the six months ended 30 June 2022 from US$810/oz for the six months ended 30 June 2021 due to lower gold sold and higher capital expenditure due to the Huni waste stripping, partially offset by lower cost of sales before amortisation and depreciation.

Capital expenditure increased by 225% to US$33m for the six months ended 30 June 2022 from US$10m for the six months ended 30 June 2021. Sustaining capital expenditure increased by 373% to US$28m for the six months ended 30 June 2022 from US$6m for the six months ended 30 June 2021 due to expenditure on Huni waste stripping. Non-sustaining capital expenditure increased by 21% to US$5m for the six months ended 30 June 2022 from US$4m for the six months ended 30 June 2021 due to Stage 4 design and Zone C rockfill placement of the FETSF.

Damang generated adjusted free cash flow of US$50m for the six months ended 30 June 2022 compared with US$67m for the six months ended 30 June 2021 mainly due to the decrease in gold sold, and higher costs and capital.

Guidance 2022

Damang gold production remains unchanged. However, increases in fuel and explosive prices, rise and fall indices and other inflationary pressures have impacted on the year’s AIC. In addition to the above, royalty has also increased due to the higher forecasted gold price. Damang’s guidance is therefore revised as follows:

•	Gold produced ~ 229,000oz (unchanged);

•	Capital expenditure ~ US$58m (original guidance US$52m);

•	All-in sustaining costs ~ US$1,020/oz (original guidance US$950/oz), and

•	Total all-in cost ~ US$1,100/oz (original guidance US$1,030/oz),

Asanko (Equity-accounted Joint Venture)

  All figures in table on a 100% basis

		June 2022	June 2021	% Variance
Ore mined	000 tonnes	1,750	3,174	(45)%
Waste (capital)	000 tonnes	—	1,479	(100)%
Waste (operational)	000 tonnes	6,599	17,146	(62)%
Total waste mined	000 tonnes	6,599	18,625	(65)%
Total tonnes mined	000 tonnes	8,349	21,799	(62)%
Grade mined	g/t	1.53	1.27	20%
Gold mined	000’oz	86.0	129.5	(34)%
Strip ratio	waste/ore	3.8	5.9	(36)%
Tonnes milled	000 tonnes	2,888	2,919	(1)%
Yield	g/t	0.99	1.18	(16)%
Gold produced	000’oz	92.4	110.4	(16)%
Gold sold	000’oz	88.2	116.3	(24)%
AISC	US$/oz	1,482	1,314	13%
AIC	US$/oz	1,576	1,448	9%
Sustaining capital expenditure	US$m	4.1	10.6	(61)%
Non-sustaining expenditure	US$m	1.9	10.2	(81)%
Total capital expenditure	US$m	6.0	20.8	(71)%
Redemption of preference shares	US$m	—	5.0	(100)%

Gold production decreased by 16% to 92,400oz (100% basis) for the six months ended 30 June 2022 from 110,400oz (100% basis) for the six months ended 30 June 2021 mainly due to lower tonnes milled and lower yield. The decrease in gold production is in line with the guidance provided in Q1 of ramping down in mining activities at Esaase and Akwasiso Cut 3. Mining activities at the Esaase pit was ended in May 2022.

Total tonnes mined decreased by 62% to 8.3Mt for the six months ended 30 June 2022 from 21.8Mt for the six months ended 30 June 2021. Waste tonnes mined decreased by 65% to 6.6Mt for the six months ended 30 June 2022 from 18.6Mt for the six months ended 30 June 2021 mainly due to lower stripping of Akwasiso Cut 3 and suspension of mining activities at Esaase in May 2022. Similarly, ore tonnes mined decreased by 45% to 1.8Mt for the six months ended 30 June 2022 from 3.2Mt tonnes for the six months ended 30 June 2021.

All-in cost increased by 9% to US$1,576/oz for the six months ended 30 June 2022 from US$1,448/oz for the six months ended 30 June 2021 underpinned by a 24% decrease in gold sales, partially offset by lower capital expenditure.

Total capital expenditure (100% basis) decreased by 71% to US$6m for the six months ended 30 June 2022 from US$21m for the six months ended 30 June 2021. Sustaining capital expenditure decreased by 61% to US$4m for the six months ended 30 June 2022 from US$11m for the six months ended 30 June 2021. Non-sustaining capital expenditure decreased by 81% to US$2m for the six months ended 30 June 2022 from US$10m for the six months ended 30 June 2021. The decreases in capital expenditure are in line with the ramping down of activities with most of the big capital items from 2021 (TSF raise, Tetrem RAP etc.) not recurring in 2022. Most of the exploration capital expenditure in 2022 are scheduled to occur in the second half of the year.

Full year gold production guidance (100% basis), is estimated at between 135Koz-145Koz (original guidance – 110Koz-130Koz).

Gold Fields H1 Results	2022

South America region

Peru

Cerro Corona

		June 2022	June 2021	% Variance
Ore mined	000 tonnes	5,478	3,032	81%
Waste mined	000 tonnes	7,687	10,469	(27)%
Total tonnes mined	000 tonnes	13,165	13,501	(2)%
Grade mined – gold	g/t	0.72	0.74	(3)%
Grade mined – copper	per cent	0.40	0.43	(7)%
Gold mined	000’oz	126.6	72.4	75%
Copper mined	tonnes	21,930	12,999	69%
Tonnes milled	000 tonnes	3,416	3,336	2%
Gold recoveries	per cent	68.7	59.6	15%
Copper recoveries	per cent	88.2	86.0	3%
Yield – gold	g/t	0.58	0.41	41%
– copper	per cent	0.41	0.35	17%
– combined	eq g/t	1.18	0.93	27%
Gold produced	000’oz	60.9	42.5	43%
Copper produced	tonnes	13,310	11,247	18%
Total equivalent gold produced	000’ eq oz	129.9	99.3	31%
Total equivalent gold sold	000’ eq oz	130.5	103.5	26%
AISC	US$/oz	312	31	906%
AISC	US$/eq oz	940	1,041	(10)%
AIC	US$/oz	397	321	24%
AIC	US$/eq oz	981	1,162	(16)%
Sustaining capital expenditure	US$m	12.4	7.1	75%
Non-sustaining expenditure	US$m	4.0	11.7	(66)%
Total capital expenditure	US$m	16.4	18.8	(13)%
Adjusted free cash flow	US$m	55.8	27.9	100%

Gold production increased by 43% to 60,900oz for the six months ended 30 June 2022 from 42,500oz for the six months ended 30 June 2021 and copper production increased by 18% to 13,310t for the six months ended 30 June 2022 from 11,247t for the six months ended 30 June 2021. In both cases, the increases were mainly due to higher yield as a result of higher head grades processed and higher recoveries. As a result of the above, equivalent gold production (100% basis) increased by 31% to 129,900oz for the six months ended 30 June 2022 from 99,300oz for the six months ended 30 June 2021.

Total tonnes mined decreased by 2% to 13.2Mt for the six months ended 30 June 2022 from 13.5Mt for the six months ended 30 June 2021 mainly due to a decrease in waste mined by 27% to 7.7Mt for the six months ended 30 June 2022 from 10.5Mt for the six months ended 30 June 2021, partially offset by an increase in ore mined of 81% to 5.5Mt for the six months ended 30 June 2022 from 3.0Mt for the six months ended 30 June 2021.

All-in cost per gold ounce increased by 24% to US$397/oz for the six months ended 30 June 2022 from US$321/oz for the six months ended 30 June 2021 mainly due to higher operating expenses as a result of the worldwide inflation related to commodities such as diesel, grinding media, explosives and energy among others; partially offset by higher gold ounces sold and lower capital expenditure. All-in cost per equivalent ounce decreased by 16% to US$981/eq oz for the six months ended 30 June 2022 from US$1,162/eq oz for the six months ended 30 June 2021 mainly due to higher equivalent ounces sold and lower capital expenses, partially offset by higher operating expenses as described above.

Total capital expenditure decreased by 13% to US$16m for the six months ended 30 June 2022 from US$19m for the six months ended 30 June 2021. Non-sustaining capital expenditure decreased by 66% to US$4m for the six months ended 30 June 2022 from US$12m for the six months ended 30 June 2021 mainly due to the Arpon waste storage facility construction (US$8m) included in the capital for H1 2021 in order to comply with the mining sequence. Sustaining capital expenditure increased by 75% to US$12m for the six months ended 30 June 2022 from US$7m for the six months ended 30 June 2021 due to the focus on the construction activities at the tailings dam during H1 2022 and land acquisition expense.

Cerro Corona generated adjusted free cash flow of US$56m for the six months ended 30 June 2022 compared with US$28m for the six months ended 30 June 2021 mainly due to the increase in gold and copper production and higher gold and copper prices.

Guidance 2022

As a result of the inflationary increases guidance for 2022 provided in February revised as follows:

•	Gold equivalents produced ~ 255,000oz (unchanged);

•	Gold produced ~ 120,000oz (unchanged);

•	Copper tonnes produced ~ 27,000t (unchanged);

•	Capital expenditure ~ US$46m (unchanged);

•	Copper price ~ US$8,000 per tonne (unchanged);

•	Gold price ~ US$1,600/oz (unchanged);

•	All-in sustaining costs ~ US$970/eq oz (original guidance US$900/eq oz);

•	Total all-in cost ~ US$1,050/eq oz (original guidance US$990/eq oz);

•	All-in sustaining costs ~ US$320/oz(unchanged); and

•	Total all-in cost ~ US$500/oz (unchanged).

In line with the planned mining sequence used to determine the 2022 guidance, equivalent gold production is expected to decrease in Q3 2022, with full year production still in line with guidance provided in February 2022.

Chile

Salares Norte

Salares Norte total project progress is now at 77% and construction progress increased to 73.1% for the six months ended 30 June 2022. The total project to date of 77% compares with 41.9% at the end of June 2021 and 62.5% at the end of December 2021.

During the latter part of Q2 and the start of Q3 2022 a fourth wave of Covid-19 and severe weather conditions have impacted the construction activities at Salares Norte. After managing to keep the project on track through the challenges of the past two years i.e Covid-19, staff shortages, elevated mining inflation and severe weather events, the recent wave of Covid-19 and weather events is likely to have a marginal delay of 1-3 months on the project timeline. Consequently there may be a knock-on impact on the ramp up to full production. Given the uncertainty around the actual extent of the delay (0-3 months) as well as the mitigation actions, we anticipate being able to provide an update on production guidance for 2023/2024 at the end of the year.

Gold Fields H1 Results	2022

US$172m was spent on the project for the six months ended 30 June 2022 compared with US$149m spent for the six months ended 30 June 2021. The US$172m spent comprised of US$145m capital expenditure, US$15m exploration, a US$6m investment in working capital, US$8m in other cost, partially offset by a credit of US$2m from the realised portion of the currency hedge. The US$149m spent during the six months ended 30 June 2021 comprised of US$133m capital expenditure, US$13m exploration, a US$12m investment in working capital, a tax payment of US$9m and other cost of US$5m, partially offset by a credit of US$23m from the realised portion of the currency hedge.

Pre-stripping at the Brecha Principal pit continues as planned and 19.8Mt was stripped for the six months ended 30 June 2022 compared with 6.1Mt stripped for the six months ended 30 June 2021. Project to date pre-stripping is 42.7Mt.

The exploration team remains focused on exploring the district, with 11,103 metres drilled for the six months ended 30 June 2022 compared with 12,470 metres drilled for the six months ended 30 June 2021.

In our Q1 operating update, we guided that we are unlikely to deliver the project at the US$860m real capital number. Previously, we anticipated that due to very few change of scope variations and limited use of contingency we were targeting to deliver the project at US$860m nominal and in Q1 we guided that a 5-7% higher capex spend was likely i.e close to the US$920m nominal (US$860m real). If any delays into Q2 2023 occur the capital projection is likely to be US$920m – US$940m.

Australia region

		June 2022	June 2021	% Variance
Gold production	000’oz	527.4	481.2	10%
AISC	A$/oz	1,554	1,447	7%
	US$/oz	1,117	1,116	—%
AIC	A$/oz	1,685	1,542	9%
	US$/oz	1,211	1,189	2%
Adjusted free cash flow*	A$m	326.6	207.5	57%
	US$m	234.8	160.1	47%

*	Includes Australia consolidated tax paid and working capital movements of A$209.1m (US$150.2m) in H1 2022 and A$148.2m (US$114.2m) in H1 2021, respectively.

Gold production increased by 10% to 527koz for the six months ended 30 June 2022 from 481koz for the six months ended 30 June 2021 as all the Australian operations had positive production variances for H1 2022 when compared to the comparative period in H1 2021.

All-in cost increased by 9% to A$1,685/oz (US$1,211/oz) for the six months ended 30 June 2022 from A$1,542/oz (US$1,189/oz) for the six months ended 30 June 2021. US$ all-in cost increased by 2% mainly due to translating the largely A$ based costs into US$ was impacted by a 6% weakening of the A$:US$ in the comparative period.

The region produced adjusted free cash flow of A$327m (US$235m) for the six months ended 30 June 2022 compared with A$208m (US$160m) for the six months ended 30 June 2021.

St Ives

		June 2022	June 2021	% Variance
Underground
Ore mined	000 tonnes	801	958	(16)%
Waste mined	000 tonnes	420	384	9%
Total tonnes mined	000 tonnes	1,221	1,342	(9)%
Grade mined	g/t	5.04	4.84	4%
Gold mined	000’oz	130.0	149.2	(13)%
Surface
Ore mined	000 tonnes	201	646	(69)%
Surface waste (capital)	000 tonnes	7,084	2,173	226%
Surface waste (operational)	000 tonnes	—	1,269	(100)%
Total waste mined	000 tonnes	7,084	3,442	106%
Total tonnes mined	000 tonnes	7,285	4,088	78%
Grade mined	g/t	1.08	2.71	(60)%
Gold mined	000’oz	7.0	56.2	(88)%
Strip ratio	waste/ore	35.2	5.3	564%
Total (underground and surface)
Total ore mined	000 tonnes	1,002	1,604	(38)%
Total grade mined	g/t	4.25	3.98	7%
Total tonnes mined	000 tonnes	8,506	5,430	57%
Total gold mined	000’oz	137.0	205.4	(33)%
Tonnes milled	000 tonnes	2,041	2,048	—%
Yield – underground	g/t	5.05	4.61	10%
– surface	g/t	1.11	1.67	(34)%
– combined	g/t	2.90	2.86	1%
Gold produced	000’oz	190.3	188.5	1%
Gold sold	000’oz	191.7	188.5	2%
AISC	A$/oz	1,649	1,357	22%
	US$/oz	1,185	1,047	13%
AIC	A$/oz	1,715	1,398	23%
	US$/oz	1,233	1,078	14%
Sustaining capital expenditure	A$m	76.9	58.8	31%
	US$m	55.3	45.3	22%
Non-sustaining capital expenditure	A$m	5.6	7.6	(26)%
	US$m	4.0	5.9	(32)%
Total capital expenditure	A$m	82.5	66.4	24%
	US$m	59.3	51.2	16%
Adjusted pre-tax free cash flow	A$m	221.0	174.9	26%
	US$m	158.9	134.9	18%

Gold production increased by 1% to 190,300oz for the six months ended 30 June 2022 from 188,500oz for the six months ended 30 June 2021.

At the underground operations, ore mined decreased by 16% to 801kt for the six months ended 30 June 2022 from 958kt for the six months ended 30 June 2021 as the Invincible mine develops into higher volume extension vein stopes and due to increasing paste fill requirements as the second Invincible paste plant comes online. Gold mined decreased by 13% to 130,000oz for the six months ended 30 June 2022 from 149,200oz for the six months ended 30 June 2021, as a result of the decrease in ore mined, partially offset by a 4% increase in grade mined.

Gold Fields H1 Results	2022

In the open pits, total tonnes mined increased by 78% to 7,285kt for the six months ended 30 June 2022 from 4,088kt for the six months ended 30 June 2021. This reflected a push to strip stage 7 of the Neptune pit. The mix of tonnes mined was heavily weighted to pre-strip with ore mined decreasing by 69% to 201kt for the six months ended 30 June 2022 from 646kt for the six months ended 30 June 2021. Strip ratios will return to more normal levels in the second half of 2022 as production moves toward mining ore and operating waste.

Grade mined in the open pits decreased by 60% to 1.08g/t for the six months ended 30 June 2022 from 2.71g/t for the six months ended 30 June 2021 when ore mining occurred in the higher grade stages 5 and 6 of the Neptune pit.

Tonnes milled of 2,041kt for the six months ended 30 June 2022 included approximately 1,000kt drawn from stockpiles compared to approximately 450kt drawn from stockpiles for the six months ended 30 June 2021.

All-in cost increased by 23% to A$1,715/oz (US$1,233/oz) for the six months ended 30 June 2022 from A$1,398/oz (US$1,078/oz) for the six months ended 30 June 2021 due to high level of pre-strip with minimal ounces being derived from the open pits. All-in cost per ounce will decrease in the second half of 2022 as the open pits move back to a normal production profile. All-in cost for the six months ended 30 June 2022 was also impacted by the abnormally high inflationary pressures on commodity inputs and employee costs.

Total capital expenditure increased by 24% to A$83m (US$59m) for the six months ended 30 June 2022 from A$66m (US$51m) for the six months ended 30 June 2021. Sustaining capital expenditure increased by 31% to A$77m (US$55m) for the six months ended 30 June 2022 from A$59m (US$45m) for the six months ended 30 June 2021 reflecting the increased pre-strip activities at Neptune stage 7 pit.

Non-sustaining capital expenditure decreased by 26% to A$6m (US$4m) for the six months ended 30 June 2022 from A$8m (US$6m) for the six months ended 30 June 2021 with expenditure in H1 2022 focused on invincible deeps under ground development.

St Ives generated adjusted pre-tax free cash flow of A$221m (US$159m) for the six months ended 30 June 2022 compared with A$175m (US$135m) for the six months ended 30 June 2021 mainly due to a higher gold price received from A$2,344/oz (US$1,808/oz) for the six months ended 30 June 2021 to A$2,599/oz (US$1,868/oz) for the six months ended 30 June 2022 partially offset by higher costs and capital.

Guidance 2022

The impact of higher production costs has made it necessary to update the original guidance of St Ives as follows:

•	Gold produced ~ 380,000oz (unchanged);

•	Capital expenditure ~ A$151m (US$106m) (original guidance A$148m (US$112m));

•	All-in sustaining cost ~ A$1,485/oz (US$1,130/oz) (unchanged); and

•	Total all-in cost ~ A$1,600/oz (US$1,125), (original guidance A$1,585/oz (US$1,205/oz)).

Agnew

		June 2022	June 2021	% Variance
Underground ore mined	000 tonnes	510	522	(2)%
Underground waste mined	000 tonnes	433	464	(7)%
Total tonnes mined	000 tonnes	943	986	(4)%
Grade mined – underground	g/t	7.38	6.64	11%
Gold mined	000’oz	121.0	111.4	9%
Tonnes milled	000 tonnes	584	626	(7)%
Yield	g/t	6.42	5.55	16%
Gold produced	000’oz	120.5	111.7	8%
Gold sold	000’oz	121.0	112.5	8%
AISC	A$/oz	1,652	1,528	8%
	US$/oz	1,188	1,178	1%
AIC	A$/oz	1,882	1,692	11%
	US$/oz	1,353	1,305	4%
Sustaining capital expenditure	A$m	43.0	36.5	18%
	US$m	30.9	28.1	10%
Non-sustaining capital expenditure	A$m	25.7	18.5	39%
	US$m	18.5	14.3	29%
Total capital expenditure	A$m	68.7	55.0	25%
	US$m	49.4	42.4	17%
Adjusted pre-tax free cash flow	A$m	86.1	78.5	10%
	US$m	61.9	60.6	2%

Gold production increased by 8% to 120,500oz for the six months ended 30 June 2022 from 111,700oz for the six months ended 30 June 2021 due to an increase in grade of ore mined and processed in line with the plan, partially offset by a decrease in ore milled.

Grade mined increased by 11% to 7.38g/t for the six months ended 30 June 2022 from 6.64g/t for the six months ended 30 June 2021 due to increased grade of ore mined from Waroonga with ore production from the high grade Kath lode ore body. As a result of the increase in grade partially offset by a 2% decrease in ore mined, gold mined increased by 9% to 121,000oz for the six months ended 30 June 2022 from 111,400oz in the six months ended 30 June 2021.

All-in cost increased by 11% to A$1,882/oz (US$1,353/oz) for the six months ended 30 June 2022 from A$1,692/oz (US$1,305/oz) for the six months ended 30 June 2021 due to increased capital expenditure and inflationary pressures on commodity inputs and employee costs, which resulted in higher production costs. The production and capital cost increases were partially offset by increased gold sold.

Total capital expenditure increased by 25% to A$69m (US$49m) for the six months ended 30 June 2022 from A$55m (US$42m) for the six months ended 30 June 2021.

Sustaining capital expenditure increased by 18% to A$43m (US$31m) for the six months ended 30 June 2022 from A$37m (US$28m) for the six months ended 30 June 2021, with A$5m (US$4m) spent during the six months ended 30 June 2022 on the expansion of the accommodation village.

Non-sustaining capital expenditure increased by 39% to A$26m (US$19m) for the six months ended 30 June 2022 from A$19m (US$14m) for the six months ended June 2021 due to increased expenditure incurred on the mill crushing circuit replacement project.

Agnew generated adjusted pre-tax free cash flow of A$86m (US$62m) for the six months ended 30 June 2022 compared with A$79m (US$61m) for the six months ended 30 June 2021 mainly due to increased gold sold and a higher gold price received from A$2,351/oz (US$1,814/oz) for the six months ended 30 June 2021 to A$2,596/oz (US$1,866/oz) for the six months ended 30 June 2022.

Gold Fields H1 Results	2022

Guidance 2022

The impact of higher production costs together with delays in the mining schedule due to Covid-19 related labour disruptions at Waroonga has made it necessary to update the original guidance of Agnew to the following:

•	Gold produced ~ 240,000oz, (original guidance 251,000oz);

•	Capital expenditure ~ A$127m (US$97m) (unchanged);

•	All-in sustaining costs ~ A$1,630/oz (US$1,150/oz), original guidance A$1,540/oz (US$1,170/oz); and
•	Total all-in cost ~ A$1,860/oz (US$1,310/oz), original guidance A$1,765/oz (US$1,340/oz).

Granny Smith

		June 2022	June 2021	% Variance
Underground ore mined	000 tonnes	804	828	(3)%
Underground waste mined	000 tonnes	349	447	(22)%
Total tonnes mined	000 tonnes	1,153	1,275	(10)%
Grade mined – underground	g/t	5.85	5.02	17%
Gold mined	000’oz	151.1	133.6	13%
Tonnes milled	000 tonnes	777	824	(6)%
Yield	g/t	5.54	4.58	21%
Gold produced	000’oz	138.3	121.3	14%
Gold sold	000’oz	138.3	122.6	13%
AISC	A$/oz	1,456	1,501	(3)%
	US$/oz	1,047	1,158	(10)%
AIC	A$/oz	1,663	1,654	1%
	US$/oz	1,196	1,276	(6)%
Sustaining capital expenditure	A$m	33.5	33.8	(1)%
	US$m	24.0	26.1	(8)%
Non-sustaining capital expenditure	A$m	24.2	18.8	29%
	US$m	17.4	14.5	20%
Total capital expenditure	A$m	57.7	52.6	10%
	US$m	41.4	40.6	2%
Adjusted pre-tax free cash flow	A$m	141.9	65.5	117%
	US$m	102.0	50.5	102%

Gold production increased by 14% to 138,300oz for the six months ended 30 June 2022 from 121,300oz for the six months ended 30 June 2021 due to increased grades of ore mined and processed.

Underground waste mined decreased by 22% to 349,000t for the six months ended 30 June 2022 from 447,000t for the six months ended 30 June 2021 with development completed in the upper levels of the Wallaby orebody. Focus remains on development of the second decline, with 1,455 metres advanced for the six months ended 30 June 2022 compared to 1,410 metres advanced for the six months ended 30 June 2021.

Grade mined increased by 17% to 5.85 g/t for the six months ended 30 June 2022 from 5.02 g/t for the six months ended 30 June 2021 with improved grades coming as the Z120 area is developed.

All-in cost increased by 1% to A$1,663/oz (US$1,196/oz) for the six months ended 30 June 2022 from A$1,654/oz (US$1,276/oz) for the six months ended 30 June 2021. Increased capital expenditure and higher production cost resulting from inflationary pressures on commodity inputs and employee costs, were largely offset by increased gold sales.

Capital expenditure increased by 10% to A$58m (US$41m) for the six months ended 30 June 2022 from A$53m (US$41m) for the six months ended 30 June 2021. Sustaining capital expenditure remained similar at A$34m (US$24m) for the six months ended 30 June 2022. Non-sustaining capital expenditure increased by 29% to A$24m (US$17m) for the six months ended 30 June 2022 from A$19m (US$15m) for the six months ended 30 June 2021, due to increased expenditure on development of the Z135 area.

Granny Smith generated adjusted pre-tax free cash flow of A$142m (US$102m) for the six months ended 30 June 2022 compared with A$66m (US$51m) for the six months ended 30 June 2021, mainly due to increased gold sold and a higher gold price received from A$2,322/oz (US$1,792/oz) for the six months ended 30 June 2021 to A$2,600/oz (US$1,869/oz) for the six months ended 30 June 2022.

Guidance 2022

Guidance for 2022 provided in February remains unchanged as follows:

•	Gold produced ~ 267,000oz;

•	Capital expenditure ~ A$130m (US$99m);

•	All-in sustaining costs ~ A$1,530/oz (US$1,165/oz) and

•	Total all-in cost ~ A$1,710/oz (US$1,300/oz).

Gruyere

		June 2022	June 2021	% Variance
Mine physicals in table on a 100% basis
Ore mined	000 tonnes	5,309	4,548	17%
Waste (capital)	000 tonnes	10,498	13,575	(23)%
Waste (operational)	000 tonnes	3,799	172	2109%
Total waste mined	000 tonnes	14,297	13,747	4%
Total tonnes mined	000 tonnes	19,606	18,295	7%
Grade mined	g/t	1.14	0.96	19%
Gold mined	000’oz	193.9	139.9	39%
Strip ratio	waste/ore	2.7	3.0	(10)%
Tonnes milled	000 tonnes	4,554	4,102	11%
Yield	g/t	1.07	0.90	19%
Gold produced	000’oz	156.8	119.3	31%
Gold sold	000’oz	159.2	121.1	31%
AISC	A$/oz	1,345	1,469	(8)%
	US$/oz	967	1,133	(15)%
AIC	A$/oz	1,348	1,486	(9)%
	US$/oz	969	1,146	(15)%
Sustaining capital expenditure – 50% basis	A$m	22.1	27.4	(19)%
	US$m	15.9	21.2	(25)%
Non-sustaining capital expenditure – 50% basis	A$m	—	1.0	(100)%
	US$m	—	0.8	(100)%
Total capital expenditure – 50% basis	A$m	22.1	28.4	(22)%
	US$m	15.9	22.0	(28)%
Adjusted pre-tax free cash flow	A$m	86.7	36.8	136%
	US$m	62.3	28.4	119%

Gold production increased by 31% to 156,800oz for the six months ended 30 June 2022 from 119,300oz for the six months ended 30 June 2021 due to increased grades of ore mined and processed, as well as increased ore milled.

Ore tonnes mined increased by 17% to 5.3Mt for the six months ended 30 June 2022 from 4.6Mt for the six months ended 30 June 2021 with increased ore sourced from stage 3 of the Gruyere pit.

Capital waste tonnes mined decreased by 23% to 10.50Mt for the six months ended 30 June 2022 from 13.6Mt for the six months ended 30 June 2021 and operational waste tonnes mined increased by 2109% to 3.8Mt for the six months ended 30 June 2022 from 0.2Mt for the six months ended 30 June 2021 following stage 3 of the Gruyere pit moving out of pre-strip phase during 2022.

Grade mined increased by 19% to 1.14g/t for the six months ended 30 June 2022 from 0.96g/t for the six months ended 30 June 2021 with increased grades mined from stages 2 and 3 of the Gruyere pit. As a result of the increase in grade and a 17% increase in ore mined, gold mined increased by 39% to 193,900oz for the six months ended 30 June 2022 from 139,900oz for the six months ended 30 June 2021.

Gold Fields H1 Results	2022

Ore tonnes milled increased by 11% to 4.5Mt for the six months ended 30 June 2022 from 4.1Mt for the six months ended 30 June 2021 with processing improvements projects yielding record production rates.

All-in cost decreased by 9% to A$1,348/oz (US$969/oz) for the six months ended 30 June 2022 from A$1,486/oz (US$1,146/oz) for the six months ended 30 June 2021 due to higher gold sold and decreased capital expenditure, partially offset by higher production cost resulting from inflationary pressures on commodity inputs and employee costs.

Capital expenditure (on a 50% basis) decreased by 22% to A$22m (US$16m) for the six months ended 30 June 2022 from A$28m (US$22m) for the six months ended 30 June 2021, reflecting the completion of pre-stripping stage 3 of the pit.

Gruyere generated adjusted pre-tax free cash flow (on a 50% basis) of A$87m (US$62m) for the six months ended 30 June 2022 compared with A$37m (US$28m) for the six months ended 30 June 2021, mainly due to increased gold sold and a higher gold price received from A$2,345/oz (US$1,811/oz) for the six months ended 30 June 2021 to A$2,609/oz (US$1,876/oz) for the six months ended 30 June 2022.

Guidance 2022

The impact of higher production costs has made it necessary to update the original guidance of Gruyere to the following:

•	Gold produced ~ 165,000oz (50%), (original guidance 145,000oz (50%) to 165,000oz (50%));

•	Capital expenditure ~ A$51m (US$36m) (original guidance A$45m (US$34m)) (50%);

•	All-in sustaining costs ~ A$1,400/oz (US$985/oz), (original guidance A$1,245/oz (US$945/oz); and

•	Total all-in cost ~ A$1,410/oz (US$990/oz), original guidance A$1,265/oz (US$960/oz).

Corporate

2021 Climate change report published

Gold Fields Limited published its Climate Change Report 2021 (CCR), which is part of its integrated annual reporting suite. The CCR is the Company’s fourth report aligned to the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

The CCR provides an extensive overview of the climate change-related risks we are facing, how we seek to mitigate these risks, the opportunities we are investigating and our climate change performance to date. It also provides an insight into our decarbonisation strategy, which headlines one of the three pillars of Gold Fields’ new strategy, namely “Building on our leading commitment to environmental, social and governance issues”.

The decarbonisation targets, announced last year, are to reduce Scope 1 and 2 carbon emissions by 30% by 2030. As we plan to raise our production profile over the same period, this translates to a 50% emission reduction in real terms. We are also committed to net-zero carbon emission by 2050. The CCR describes the steps we plan to take to meet the targets.

Renewable energy and energy efficiency projects at our mines will account for about two-thirds of these reductions by 2030 and have already delivered 18% emission reductions against business as usual between 2016 and 2021.

Renewables currently account for about 12.5% of the Group’s electricity mix, due to the two completed renewable micro-grids at Granny Smith and Agnew in Western Australia as well as the contribution of our Cerro Corona mine, which derives all its electricity from hydropower. Cerro Corona’s supply was certified as renewable in March this year.

With new solar plants coming on stream at Gruyere in Western Australia and South Deep in South Africa this year, at Salares Norte in Chile in 2024 as well as an extensive renewables-led microgrid at St Ives in Western Australia, also in 2024, we expect that renewables will account for about 22% of the Group’s electricity mix by 2025.

Gold Fields is also committed to reviewing its Scope 3 emissions over the next few years and will develop Scope 3 emission reduction targets in its decarbonisation strategy by 2023.

The CCR also includes the outcomes of our second, five-yearly climate change risks and vulnerability assessment at all our mines and their surrounding communities. The surveys outline the adverse impacts of rising temperatures, increased rainfall, longer droughts, more intense storms, and other effects of the changing climate on our operations and stakeholders.

S&P Global Ratings upgrades Gold Fields credit rating

S&P Global Ratings upgraded Gold Fields’ credit rating to ‘BBB-’ from ‘BB+’ as well as the debt ratings on the Group’s senior unsecured notes. S&P also raised the short-term rating on the Group to ‘A-3’ from ‘B’ and affirmed its ‘zaAAA/zaA-1+’ South African national scale ratings.

Gold Fields provides comprehensive ESG information update

In May 2022, Gold Fields provided comprehensive environmental, social and governance (ESG) information via a number of released reports and presentations.

These address the increased data and information expectations of our stakeholders, including our shareholders, and reflects the company’s commitment to transparent disclosure of its ESG performance, opportunities and risks.

The disclosures focus on Gold Fields’ six key ESG priorities – decarbonisation; tailings management; water stewardship; safety, health, well-being and environment; diversity; and stakeholder value creation. 2030 targets and accompanying strategies and programmes for each of these priorities were announced by the company in December last year.

Gold Fields H1 Results	2022

Gold Field’s proposed acquisition of Yamana Gold – a combination for long-term value creation focused on quality growth, financial discipline and shareholder returns

•	Transaction creates a top-4 global gold major with a diversified portfolio of high-quality, long-life assets with tangible near and long-term growth opportunities.

•	Strengthened financial and operational capacity with complementary cash flow and growth profiles.

•	Combined Group will be headquartered in Johannesburg with operations across South Africa, Ghana, Australia, Canada and South America.

•	All-share offer by Gold Fields at an Exchange Ratio of 0.6 Gold Fields Consideration Shares for each Yamana share implying a valuation for Yamana of US$6.7bn.

On 31 May 2022 Gold Fields and Yamana Gold Inc. (Yamana), announced that they have entered into a definitive agreement (the “Arrangement Agreement”), under which Gold Fields will acquire all of the outstanding common shares of Yamana (Yamana Shares) pursuant to a plan of arrangement (the Transaction).

Under the terms of the Transaction, all of the outstanding Yamana Shares will be exchanged at a ratio of 0.6 of an ordinary share in Gold Fields (each whole share, a “Gold Fields Share”) or 0.6 of a Gold Fields American depositary share (each whole American depositary share, a Gold Fields ADSs) for each Yamana Share (the Exchange Ratio).

The Transaction implies a valuation for Yamana of US$6.7bn and represents a premium of 33.8% to the 10-day Volume-Weighted Average Price (VWAP) of Yamana’s Shares of US$5.201 on Friday, May 27, 2022, being the last trading day on the NYSE prior to the date of this announcement, based on the 10-day VWAP of Gold Fields ADSs of US$11.592. Upon closing of the Transaction, it is anticipated that Gold Fields Shareholders and Yamana Shareholders will own approximately 61% and 39% of the Combined Group, respectively.

The acquisition of Yamana by Gold Fields significantly strengthens the ability of the combined company (the Combined Group) to deliver on Gold Fields’ three strategic pillars: maximizing asset potential; advancing ESG commitment; and growing the value and quality of its asset portfolio. The Combined Group has the potential to create significant long-term value for shareholders through greater scale, an industry-leading portfolio of assets, an enhanced production profile with significant growth potential, operational and geological synergies, and a strengthened financial profile for future growth and shareholder returns.

Gold Fields’ Board believes that offering the Gold Fields Consideration Shares is the best way to capture and unlock growth opportunities while still maintaining financial flexibility, capital and operational discipline, and providing attractive returns to shareholders. Strong near-term operating cash flows from Gold Fields’ producing assets complement the manageable capital requirements of Yamana’s world class, high return project portfolio, providing greater capacity to fund the combined growth pipeline internally, while maintaining shareholder returns in line with Gold Fields’ existing policy.

Yamana is a natural strategic fit for Gold Fields, with its high quality, diversified portfolio of long life assets located in mining friendly rules-based jurisdictions across the Americas (including its five producing mines and pipeline of development projects and exploration properties) and with a shared focus on health and safety and ESG performance.

With the combination of Gold Fields’ and Yamana’s portfolio of assets, Gold Fields will become a new global gold major able to create value at every stage of its pipeline.

The Combined Group will maintain its presence in all regions while continuing to honour commitments to stakeholders. Gold Fields believes that this Transaction offers employees and communities more opportunities in the long-term given its track record of ongoing investment in the regions in which it operates.

The Transaction has been unanimously approved by the Board of Directors of both Gold Fields and Yamana and is expected to close in the second half of 2022 subject to and following the satisfaction of the conditions precedent to the Transaction.

The acquisition will be implemented by way of a plan of arrangement of Yamana under the Canada Business Corporations Act pursuant to the Arrangement Agreement entered into between Gold Fields and Yamana dated 31 May 2022. The consideration payable to the shareholders of Yamana will consist of either, at the election of a Yamana shareholder, newly issued Gold Fields Shares or newly issued Gold Fields ADSs, which each represent one Gold Fields Share, in accordance with the Exchange Ratio. The Gold Fields Shares are listed on the Johannesburg Stock Exchange and the Gold Fields ADSs are listed on the NYSE. If shareholders approve the Transaction, our intention is to obtain a secondary listing on the Toronto Stock Exchange.

Expected timing 2022 (base case scenario)

•	Publication of circulars: End September/early October

•	Shareholder votes: End October/early November

•	Transaction close: Mid November

[1]	As traded on the New York Stock Exchange (“NYSE”)

[2]	As traded on the NYSE

Cash dividend

In line with the Company’s dividend policy, the Board has approved and declared an interim dividend number 96 of 300 SA cents per ordinary share (gross) in respect of the six months ended 30 June 2022. The interim dividend will be subject to the Dividend Withholding Tax of 20 per cent. In accordance with paragraph 11.17 of the JSE Listings Requirements, the following additional information is disclosed:

•	The dividend has been declared out of income reserves;

•	The gross local dividend amount is 300 SA cents per ordinary share for shareholders exempt from dividends tax;

•	The Dividend Withholding Tax of 20 per cent (twenty per centum) will be applicable to this dividend;

•	The net local dividend amount is 240 SA cents per ordinary share for shareholders liable to pay the dividends tax;

•	Gold Fields currently has 891,248,083 ordinary shares in issue; and

•	Gold Fields’ income tax number is 9160035607.

Shareholders are advised of the following dates in respect of the final dividend:

•	Interim dividend number 96: 300 SA cents per share;

•	Declaration date: Thursday, 25 August 2022

•	Last date to trade cum-dividend: Tuesday, 13 September 2022;

•	Sterling and US Dollar conversion date: Wednesday, 14 September 2022;

•	Shares commence trading ex-dividend: Wednesday, 14 September 2022;

•	Record date: Friday, 16 September 2022; and

•	Payment of dividend: Monday, 19 September 2022.

Share certificates may not be dematerialised or rematerialised between Wednesday, 14 September 2022 and Friday, 16 September 2022, both dates inclusive.

Gold Fields H1 Results	2022

Outlook for 2022

Given the solid operational performance in H1 2022, we are on track to achieve the Group production guidance provided in February 2022. Mining inflation has been higher than initially expected, however, the higher-than-expected copper by-production credit and weaker exchange rates (R/US$15.84 and US$/A$0.70) has partially offset the higher cost inflation. Consequently, we leave our cost guidance for the year unchanged.

For 2022, attributable gold equivalent production (excluding Asanko) is expected to be between 2.25Moz and 2.29Moz (2021 comparable 2.25Moz).

Including Asanko, attributable gold equivalent production is expected to be between 2.31Moz and 2.36Moz.

AISC (excluding Asanko) is expected to be between US$1,140/oz and US$1,180/oz, with AIC (excluding Asanko) expected to be US$1,370/oz to US$1,410/oz.

The exchange rates used for our 2022 guidance are: R/US$15.55 and US$/A$0.76.

Total capex for the Group for the year is expected to be between US$1.050bn and US$1.150bn. Sustaining capital is expected to be between US$625m and US$675m, with non-sustaining capex expected to be between US$425m and US$475m. The largest component of the capex budget for the year is Salares Norte project capital, with US$330m expected to be spent.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward-looking statement on pages 5 and 59.

Gold Fields H1 Results	2022

Basis of preparation

The condensed consolidated interim financial statements for the six months ended 30 June 2022 have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 ‘Interim Financial Reporting’, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the South African Companies Act of South Africa 71 of 2008 (Companies Act), as amended, and the JSE Limited Listings Requirements.

The condensed consolidated financial statements are prepared on a going concern basis.

The condensed consolidated financial statements are presented in United States Dollars, which is Gold Fields Limited’s presentation currency. The accounting policies applied in the preparation of these condensed consolidated financial statements are in terms of International Financial Reporting Standards and are consistent with those applied in the previous annual financial statements.

Pro forma financial information

The preliminary financial statements contain certain non-IFRS financial measures in respect of the Group’s financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. These measures constitute pro forma financial information in terms of the JSE Limited Listings Requirements and are the responsibility of the Group’s Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields’ financial position, changes in equity, results of operations or cash flows.

The key non-IFRS measures used and defined in the media release include:

•

Normalised profit attributable to owners of the parent which is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect;

•	Normalised profit per share attributable to owners of the parent;

•	Net debt which is calculated as borrowings plus the current portion of borrowings and lease liabilities plus current portion of lease liabilities less cash and cash equivalents;

•	Net debt (excluding lease liabilities) which is calculated as borrowings plus the current portion of borrowings less cash and cash equivalents;

•	Adjusted free cash flow is calculated as cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares;

•	Adjusted free cash flow from operations is calculated as cash flow from operating activities less net capital expenditure, environmental payments and lease payments from the eight mining operations;

•	Adjusted EBITDA is required to be determined in terms of loan and revolving credit facilities agreements to evaluate compliance with debt covenants;

•	Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations;

•	Non-sustaining capital expenditure represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations; and

•	All-in sustaining costs and total all-in cost are presented to provide transparency into the costs associated with producing and selling an ounce of gold and is a common measure presented within the mining industry.

This pro forma financial information has not been reported on by the Group’s auditors, being PricewaterhouseCoopers Inc.

Auditor’s review

The condensed consolidated financial statements of Gold Fields Limited for the six month period ended 30 June 2022 have been reviewed by the Company’s auditor, PricewaterhouseCoopers Inc.

The auditor’s report does not necessarily report on all of the information contained in this media release. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should refer to page 57 of the media release for a copy of the auditor’s report.

Class action settlement

The Tshiamiso Trust has been established to carry out the terms of the class action settlement agreement reached between six gold mining companies (including Gold Fields) and claimant attorneys in the silicosis and TB class action. The Tshiamiso Trust is responsible for ensuring that all eligible current and former mineworkers across southern Africa with silicosis or work-related TB (or their dependants where the mineworker has passed away) are compensated pursuant to the silicosis and TB class action settlement agreement and Tshiamiso Trust Deed (collectively the “Settlement Agreement”).

Financial provision

Gold Fields has provided for the estimated cost of the class action settlement based on actuarial assessments and the provisions of the Settlement Agreement. At 30 June 2022, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounts to US$13.0m (R211.7m) (December 2021: US$13.1m (R209.6m)). The nominal value of this provision is US$16.2m (R263.9m). The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future.

Segment reporting

The net profit (excluding Asanko) per the income statement reconciles to the net profit in the segmental operating and financial results as follows:

Six months ended 30 June 2022	US$’m
Net profit	533.6
– Operating segments	583.3
– Corporate and projects	(49.7	)*

Six months ended 30 June 2021	US$’m
Net profit	410.1
– Operating segments	481.0
– Corporate and projects	(70.9	)*

*	Comprises mainly of non-mine interest and other costs.

Chris Griffith

Chief Executive Officer

25 August 2022

Gold Fields H1 Results	2022

The financial statements are presented on a condensed consolidated basis.

Income statement

		United States Dollars
		Six months ended
		June 2022	June 2021
Figures in millions unless otherwise stated	Notes	(Reviewed)	(Unreviewed)
Revenue	1	2,235.3	1,983.6
Cost of sales	2	(1,300.4)	(1,146.5)
Cost of sales before amortisation and depreciation		(922.6)	(831.6)
Cost of sales before gold inventory change and amortisation and depreciation		(943.9)	(858.2)
Gold inventory change		21.3	26.6
Amortisation and depreciation		(377.8)	(314.9)
Investment income	3	3.5	3.9 *
Finance expense	4	(38.2)	(36.0)*
Share of results of Equity-accounted investees, after taxation	5	(5.1)	16.5
Gain/(loss) on foreign exchange		16.0	(7.4)
Gain/(loss) on financial instruments	6	23.4	(53.1)
Share-based payments	7	(4.1)	(6.4)
Long-term incentive plan	8	(11.4)	(11.5)
Other costs, net	9	(10.7)	(32.2)
Exploration expenses	10	(32.8)	(33.4)
Profit before royalties, taxation and non-recurring items		875.5	677.5
Non-recurring items		(9.8)	2.8
Profit before royalties and taxation		865.7	680.3
Royalties	11	(58.6)	(54.1)
Profit before taxation		807.1	626.2
Mining and income taxation	12	(273.5)	(216.1)
Normal taxation		(224.2)	(192.3)
Deferred taxation		(49.3)	(23.8)
Profit for the period		533.6	410.1
Attributable to:
Owners of the parent		509.7	387.4
Non-controlling interest		23.9	22.7
Profit attributable to owners of the parent	13.1	509.7	387.4
Diluted profit attributable to owners of the parent	13.2	504.9	385.0
Basic earnings per share (cents) attributable to owners of the parent	13.1	57	44
Diluted earnings per share (cents) attributable to owners of the parent	13.2	56	43
Non-IFRS measures and other disclosures
Non-recurring items:
(Loss)/profit on disposal of property, plant and equipment		(0.1)	8.9
Restructuring costs		—	(1.3)
COVID-19 donations		—	(1.4)
Impairment of investments and assets	14	(9.3)	(4.2)
Other		(0.4)	0.8
Total non-recurring items		(9.8)	2.8
Taxation on items above		1.4	(1.7)
Non-recurring items after tax		(8.4)	1.1
Headline earnings attributable to owners of the parent	13.3	518.0	395.5
Diluted headline earnings attributable to owners of the parent	13.4	513.2	393.1
Headline earnings per share (cents) attributable to owners of the parent	13.3	58	45
Diluted headline earnings per share (cents) attributable to owners of the parent	13.4	57	44
Normalised profit attributable to owners of the parent		498.4	430.5
Normalised profit per share (cents) attributable to owners of the parent		56	49
US Dollar/South African Rand conversion rate		15.40	14.54
Australian Dollar/US Dollar conversion rate		0.72	0.77

Figures may not add as they are rounded independently.

*	Net interest expense of US$32.1m as disclosed in June 2021 was split between investment income of US$3.9m and finance expense of US$36.0m.

The consolidated financial statements for the six months ended 30 June 2022 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet llarionova, the Group Financial Controller. This process was supervised by Paul Schmidt, the Group Chief Financial Officer.

Gold Fields H1 Results	2022

Statement of comprehensive income

	United States Dollars
	Six months ended
	June 2022	June 2021
Figures in millions unless otherwise stated	(Reviewed)	(Unreviewed)
Profit for the period	533.6	410.1
Other comprehensive income, net of tax	(93.4)	36.7
Equity investments at FVOCI – net change in fair value*	(15.5)	8.1
Taxation on above item*	0.8	(1.4)
Foreign currency translation adjustments#	(78.7)	30.0
Total comprehensive income for the period	440.2	446.8
Attributable to:
– Owners of the parent	416.9	424.1
– Non-controlling interests	23.3	22.7
	440.2	446.8

*	Items that will not be reclassified to profit or loss.

#	Items can be subsequently reclassified to profit or loss.

Gold Fields H1 Results	2022

Statement of financial position

	United States Dollars
	June 2022	June 2021
Figures in millions unless otherwise stated	(Reviewed)	(Unreviewed)
Non-current assets	6,021.8	5,927.7
Property, plant and equipment	5,184.6	5,079.1
Other non-current assets	283.0	243.3
Equity-accounted investees	168.4	178.8
Investments	134.0	138.6
Loan advanced – contractors	27.3	27.3
Deferred taxation	224.5	260.6
Current assets	1,526.1	1,421.1
Other current assets	802.0	896.4
Cash and cash equivalents	724.1	524.7
Total assets	7,547.9	7,348.8
Total equity	4,406.6	4,130.1
Non-current liabilities	2,453.2	2,396.3
Deferred taxation	505.7	500.9
Borrowings	1,175.3	1,078.1
Environmental rehabilitation provisions	412.7	418.9
Lease liabilities	335.5	355.1
Long-term employee benefits	11.8	28.2
Other long-term provisions	12.2	15.1
Current liabilities	688.1	822.4
Other current liabilities	600.2	733.6
Current portion of employee benefits	23.3	28.4
Current portion of lease liabilities	64.6	60.4
Total equity and liabilities	7,547.9	7,348.8
Non-IFRS measures and other disclosures
Net debt	851.3	968.9
Net debt (excluding lease liabilities)	451.2	553.4
US Dollar/South African Rand conversion rate	16.29	15.94
Australian Dollar/US Dollar conversion rate	0.69	0.73

Gold Fields H1 Results	2022

Statement of changes in equity

	United States Dollars
	Six months ended (Reviewed)
Figures in millions unless otherwise stated	Stated capital	Other reserves	Retained earnings	Non- controlling interests	Total equity
Balance at 31 December 2021	3,871.5	(2,116.3)	2,222.6	152.3	4,130.1
Total comprehensive income	—	(92.8)	509.7	23.3	440.2
Profit for the period	—	—	509.7	23.9	533.6
Other comprehensive income	—	(92.8)	—	(0.6)	(93.4)
Dividends declared	—	—	(153.2)	—	(153.2)
Dividends declared to non-controlling interest holders	—	—	—	(14.6)	(14.6)
Share-based payments	—	4.1	—	—	4.1
Balance at 30 June 2022	3,871.5	(2,205.0)	2,579.1	161.0	4,406.6

	United States Dollars
	Six months ended (Unreviewed)
Figures in millions unless otherwise stated	Stated capital	Other reserves	Retained earnings	Non- controlling interests	Total equity
Balance at 31 December 2020	3,871.5	(1,962.6)	1,755.6	163.7	3,828.2
Total comprehensive income	—	36.7	387.4	22.7	446.8
Profit for the period	—	—	387.4	22.7	410.1
Other comprehensive income	—	36.7	—	—	36.7
Dividends declared	—	—	(190.4)	—	(190.4)
Dividends declared to non-controlling interest holders	—	—	—	(21.7)	(21.7)
Share-based payments	—	6.4	—	—	6.4
Balance at 30 June 2021	3,871.5	(1,919.5)	1,952.6	164.7	4,069.3

Gold Fields H1 Results	2022

Statement of cash flows

	United States Dollars
	Six months ended
	June 2022	June 2021
Figures in millions unless otherwise stated	(Reviewed)	(Unreviewed)
Cash flows from operating activities	871.0	688.6
Profit before royalties and taxation	865.7	680.3
Amortisation and depreciation	377.8	314.9
Silicosis payment	(0.4)	(2.1)
Payment of long-term employee benefits	(32.4)	(37.3)
Other non-cash items	12.5	21.4
South Deep BEE dividend	(0.9)	(0.9)
Change in working capital	9.1	(0.9)
Royalties and taxation paid	(360.4)	(286.8)
Dividends paid	(167.8)	(212.1)
Owners of the parent	(153.2)	(190.4)
Non-controlling interest holders	(14.6)	(21.7)
Cash flows from investing activities	(551.6)	(469.3)
Capital expenditure – additions	(545.0)	(455.7)
Capital expenditure – working capital	25.2	(13.6)
Proceeds on disposal of property, plant and equipment	0.2	2.3
Purchase of investments	(6.4)	(2.6)
Redemption of Asanko Preference shares	—	5.0
Proceeds on disposal of investments	—	0.1
Contributions to environmental trust funds	(25.6)	(4.8)
Cash flows from financing activities	68.6	(197.4)
Loans received	206.5	204.5
Loans repaid	(104.8)	(360.5)
Payment of lease liabilities	(33.1)	(41.4)
Net cash generated/(utilised)	220.2	(190.2)
Translation adjustment	(20.8)	6.9
Cash and cash equivalent at beginning of the period	524.7	886.8
Cash and cash equivalent at end of the period	724.1	703.5
Non-IFRS measures and other disclosures
Adjusted free cash flow	292.7	180.4

Gold Fields H1 Results	2022

Notes to the condensed consolidated financial statements

		United States Dollars
		Six months ended
		June 2022	June 2021
Figures in millions unless otherwise stated		(Reviewed)	(Unreviewed)
1.	Revenue	2,235.3	1,983.6
	Revenue from contracts with customers	2,132.1	1,877.2
	– Gold[1]	103.2	106.4
	– Copper[2]
	Disclosure of disaggregated revenue from contracts with customers

The Group generates revenue primarily from the sale of gold bullion and copper concentrate to refineries and banks. All revenue from contracts with customers is recognised at a point in time. The Group also produces silver which is an insignificant by-product.

The disaggregation of revenue from contracts with customers by primary geographical market and product is described in the Segmental Operating and Financial Results (pages 36 and 38).

2.	Cost of sales
	Salaries and wages	(199.9)	(188.4)
	Consumable stores	(187.6)	(152.3)
	Utilities	(69.6)	(65.7)
	Mine contractors	(322.5)	(298.5)
	Other	(164.3)	(153.3)
	Cost of sales before gold inventory change and amortisation and depreciation	(943.9)	(858.2)
	Gold inventory change	21.3	26.6
	Cost of sales before amortisation and depreciation	(922.6)	(831.6)
	Amortisation and depreciation	(377.8)	(314.9)
	Total cost of sales	(1,300.4)	(1,146.5)
3.	Investment Income
	Interest received – environmental trust funds	0.6	0.4
	Interest received – cash balances	2.9	3.5
	Total investment income	3.5	3.9
4.	Finance expense
	Interest expense – borrowings	(37.9)	(40.5)
	Interest expense – lease liability[3]	(11.3)	—
	Interest expense – environmental rehabilitation[3]	(6.0)	—
	Borrowing costs capitalised[4]	17.0	4.5
	Total finance expense	(38.2)	(36.0)
5.	Share of results of Equity-accounted investees, after taxation
	Far Southeast Gold Resources Incorporated (“FSE”)	(0.6)	(0.7)
	Asanko Gold	(3.8)	17.2
	Other	(0.7)	—
	Share of results of Equity-accounted investees, after taxation	(5.1)	16.5

[1]	All regions.

[2]	Only Peru region (Cerro Corona).

[3]	Lease interest of US$12.3m and environmental rehabilitation interest adjustments of US$4.3m for the six months ended 30 June 2021 were included in other costs. Refer note 9.

[4]	General borrowing costs of US$17.0m (June 2021: US$4.5m) arising on Group general borrowings were capitalised during the periods and related to the Salares Norte project.

An average interest capitalisation rate of 3.1% (June 2021: 2.9%) was applied.

Gold Fields H1 Results	2022

Notes to the condensed consolidated financial statements

		United States Dollars
		Six months ended
		June 2022	June 2021
Figures in millions unless otherwise stated		(Reviewed)	(Unreviewed)
6.	Gain/(loss) on financial instruments
	Unrealised gain/(loss) and prior year mark-to-market reversals on derivative contracts	8.0	(38.3)
	Realised gain/(loss) on derivative contracts	15.4	(14.3)
	Maverix warrants – loss on fair value	—	(0.5)
	Total gain/(loss) on financial instruments	23.4	(53.1)

Hedging/derivatives

The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows:

•	to protect cash flows at times of significant expenditure;

•	for specific debt servicing requirements; and

•	to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Derivative instruments*

Ghana – Oil hedge

In June 2019 fixed price ICE Gasoil cash settled swap transactions were entered into for a total of 123.2 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$575 per metric tonne (equivalent to US$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$59.2 per barrel.

At the reporting date, the marked-to-market value on the hedge was a positive US$8.7m with a realised profit of US$8.3m for the six months ended 30 June 2022.

Australia – Oil hedge

In June 2019 fixed price Singapore 10ppm Gasoil cash settled swap transactions were entered into for a total of 75.0 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$57.4 per barrel.

At the reporting date, the marked-to-market value on the hedge was a positive A$8.5m (US$5.9m) with a realised profit of A$7.5m (US$5.4m) for the six months ended 30 June 2022.

Salares Norte – Currency hedge

In March 2020, a total notional amount of US$544.5m was hedged at a rate of CLP/US$836.45 for the period July 2020 to December 2022.

At the reporting date, the marked-to-market value on the hedge was a negative US$8.6m with a realised profit of US$1.6m for the six months ended 30 June 2022.

Outstanding hedges

At 30 June 2022, the following hedges are outstanding:

•	Australia oil – a total of 13.3 million litres of diesel at an average swap price of US$74.0 per barrel using fixed price Singapore 10ppm Gasoil cash settled swap transactions for the period July 2022 to December 2022.

•	Ghana oil – a total of 21.3 million litres of diesel at an average swap price of US$77.1 per barrel using fixed price ICE Gasoil cash settled swap transactions for the period July 2022 to December 2022.

•	Salares Norte currency hedge – a total notional amount of US$78.8m at a rate of CLP/US$836.45 for the period July 2022 to December 2022.

*	Have not been designated for hedge accounting and the changes in fair value are reflected in profit or loss.

Gold Fields H1 Results	2022

Notes to the condensed consolidated financial statements

		United States Dollars
		Six months ended
		June 2022	June 2021
Figures in millions unless otherwise stated		(Reviewed)	(Unreviewed)
7.	Share-based payments
	Share based payment expense[1]	(4.1)	(6.4)
	Total included in profit or loss for the period	(4.1)	(6.4)
8.	Long-term incentive plan
	Long-term incentive plan expense[2]	(11.4)	(11.5)
	Total included in profit or loss for the period	(11.4)	(11.5)
9.	Included in profit before royalties and taxation are the following
	Environmental rehabilitation interest adjustment[3,4]	—	(4.3)
	Unwinding of discount on silicosis settlement costs[3]	(0.5)	(0.6)
	Lease interest[3,4]	—	(12.3)
	Social contributions and sponsorships[3]	(7.6)	(8.1)
	Offshore structure costs[3]	(7.2)	(7.7)
10.	Exploration expense
	Australia	(10.0)	(14.6)
	Ghana	(6.3)	(4.8)
	Peru	(1.3)	(0.8)
	Chile	(15.2)	(12.7)
	Other	—	(0.5)
	Total exploration expense	(32.8)	(33.4)
11.	Royalties
	South Africa	(1.5)	(1.1)
	Foreign	(57.1)	(53.0)
	Total royalties	(58.6)	(54.1)
	Royalty rates
	South Africa (effective rate)[4]	0.5%	0.5%
	Australia[5]	2.5%	2.5%
	Ghana[6]	4.1%	4.1%
	Peru[7]	3.9%	3.9%

[1]	The Group granted Equity-settled instruments comprising share options and restricted shares to executive directors, certain officers and employees. During the periods ended 30 June 2022 and 2021, the Gold Fields Limited 2012 Share Plan as amended in 2016 was in place. At the Annual General Meeting on 18 May 2016, shareholders approved the adoption of the revised Gold Fields Limited 2012 Share Plan to replace the long-term incentive scheme (“LTIP”). The plan provides for four types of participation, namely Performance Shares (“PS”), Retention Shares (“RS”), Restricted Shares (“RSS”) and Matching Shares (“MS”). This plan is in place to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the Company’s shareholders.

[2]	Senior and middle management receive awards under the LTIP. The performance conditions of the LTIP are approved annually by the Remuneration Committee. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made.

[3]	Included under “Other costs, net” in the consolidated income statement.

[4]	Lease interest of US$11.3m and environmental rehabilitation interest adjustments of US$6.0m for the six months ended 30 June 2022 were included in net interest expense. Refer note 4.

[5]	The Mineral and Petroleum Resource Royalty Act 2008 (“Royalty Act”) was promulgated on 24 November 2008 and became effective from 1 March 2010. The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Act) minerals payable to the state. The royalty in respect of refined minerals (which include gold refined to 99.5% and above and platinum) is calculated by dividing earnings before interest and taxes (“EBIT”) by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% has been introduced on refined minerals. The effective rate of royalty tax payable for the period ended 30 June 2022 was 0.5% of mining revenue (30 June 2021: 0.5%) equalling the minimum charge per the formula.

[6]	The Australian operations are subject to a 2.5% (June 2021: 2.5%) gold royalty on revenue as the mineral rights are owned by the state.

[7]	Minerals are owned by the Republic of Ghana and held in trust by the President. During 2016, Gold Fields signed a Development Agreement (“DA”) with the Government of Ghana for both the Tarkwa and Damang mines. This agreement stated that the Ghanaian operations will be subject to a sliding scale for royalty rates, linked to the prevailing gold price (effective 1 January 2017). The sliding scale is as follows:

Average gold price
Low value		High value	Royalty srate
US$0.00	–	US$1,299.99	3.0%
US$1,300.00	–	US$1,449.99	3.5%
US$1,450.00	–	US$2,299.99	4.1%
US$2,300.00	–	Unlimited	5.0%

[8]	The Peruvian operations are subject to a mining royalty calculated on a sliding scale with rates ranging from 1% to 12% of the value of operating profit.

Gold Fields H1 Results	2022

Notes to the condensed consolidated financial statements

		United States Dollars
		Six months ended
		June 2022	June 2021
Figures in millions unless otherwise stated		(Reviewed)	(Unreviewed)
12.	Mining and income taxation
	The components of mining and income tax are the following:
	South African taxation
	– dividend withholding tax	(6.1)	(13.1)
	– company and capital gains taxation	(1.7)	(1.1)
	– prior year adjustment – current taxation	—	(1.4)
	– deferred taxation	(45.3)	(0.6)
	Foreign taxation
	– current taxation	(216.4)	(176.7)
	– deferred taxation	(4.0)	(23.2)
	Total mining and income taxation	(273.5)	(216.1)
	South Africa – current tax rates
	Mining tax[1]	Y=34-170/X	Y=34-170/X
	Non-mining tax[2]	28.0%	28.0%
	Company tax rate	28.0%	28.0%
	International operations – current tax rates
	Australia	30.0%	30.0%
	Ghana	32.5%	32.5%
	Peru	29.5%	29.5%

[1]	South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating South African mining taxation. During June 2022, the South African Revenue Services published the draft 2022 Rates & Monetary Bill, inclusive of an amendment to the gold tax formula from Y = 34 – 170/X to Y = 33 – 165/X in respect of year assessments ending on or after 31 March 2023, which is considered to be substantively enacted. This resulted in the effective mining tax rate used for deferred tax purposes for Gold Fields Operations Limited (“GFO”) and GFI Joint Venture Holdings (Proprietary) Limited (“GFIJVH”), owners of the South Deep mine, decreasing from 29% at 30 June 2021 to 28% at 30 June 2022, amounting to a charge of R76.2m (US$4.9m) through profit or loss. In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.

[2]

Non-mining income of South African mining operations consists primarily of interest income.

The corporate income tax rate will be reduced from 28% to 27% for tax years ending on after 31 March 2023, and is considered to be substantively enacted.

Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the carrying values and tax values of assets and liabilities. In South Africa the tax rate which has been used for deferred tax purposes for mining assets is Y = 33 – 165/X and for non-mining assets is 27%, on the basis that these rates are considered to be substantively enacted.

Gold Fields H1 Results	2022

Notes to the condensed consolidated financial statements

		United States Dollars
		Six months ended
		June 2022	June 2021
Figures in millions unless otherwise stated		(Reviewed)	(Unreviewed)
13.	Earnings per share
13.1	Basic earnings per share – cents	57	44
	Basic earnings per share is calculated by dividing the profit attributable to owners of the parent of US$509.7m (June 2021: US$387.4m) by the weighted average number of ordinary shares in issue during the period of 890,640,752 (June 2021: 886,888,524).
13.2	Diluted earnings per share – cents	56	43
	Diluted earnings per share is calculated by dividing the diluted profit attributable to owners of the parent of US$504.9m (June 2021: US$385.0m) by the diluted weighted average number of ordinary shares in issue during the period of 894,668,622 (June 2021: 892,457,239). Net profit attributable to owners of the parent has been adjusted by the following to arrive at the diluted
	profit attributable to owners of the parent:
	Profit attributable to owners of the parent	509.7	387.4
	South Deep minority interest at 10%	(4.8)	(2.4)
	Diluted profit attributable to owners of the parent	504.9	385.0
	The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:
	Weighted average number of ordinary shares	890,640,752	886,888,524
	Share options in issue	4,027,870	5,568,715
	Diluted weighted average number of ordinary shares	894,668,622	892,457,239
13.3	Headline earnings per share – cents	58.0	45
	Headline earnings per share is calculated by dividing headline earnings of US$518.0m (June 2021: US$395.5m) by the weighted average number of ordinary shares in issue during the period of 890,640,752 (June 2021: 886,888,524).
	Net profit attributable to owners of the parent is reconciled to headline earnings as follows:
	Long-form headline earnings reconciliation
	Profit attributable to owners of the parent	509.7	387.4
	Profit on disposal of assets, net	0.1	(6.2)
	Gross	0.1	(8.9)
	Taxation effect	—	2.7
	Non-controlling interest effect	—	—
	Impairment, reversal of impairment and write-off of investments and assets and other, net	8.2	14.3
	Impairment, net of reversal of impairment of investments and assets	9.3	4.2
	Write-off of exploration and evaluation assets	—	14.6
	Taxation effect	(1.1)	(4.5)
	Non-controlling interest effect	—	—
	Headline earnings	518.0	395.5
13.4	Diluted headline earnings per share – cents	57.0	44
	Diluted headline earnings per share is calculated by dividing diluted headline earnings of US$513.2m (June 2021: US$393.1m) by the diluted weighted average number of ordinary shares in issue during the period of 894,668,622 (June 2021: 892,457,239).
	Headline earnings has been adjusted by the following to arrive at dilutive headline earnings:
	Headline earnings	518.0	395.5
	South Deep minority interest at 10%	(4.8)	(2.4)
	Diluted headline earnings	513.2	393.1
14.	Impairment of investments and assets
	Investments	(5.7)	(3.8)
	Equity-accounted investees
	–Far Southeast Gold Resources Incorporated (“FSE”)[1]	(5.7)	(3.8)
	Property, plant and equipment	(3.6)	(0.4)
	Impairment of property, plant and equipment – other[2]	(3.6)	(0.4)
	Impairment of investments and assets	(9.3)	(4.2)

[1]	During the six month period ended 30 June 2022, impairment indicators were identified as a result of the reduction in the share price of Lepanto and FSE was impaired by US$5.7m (June 2021: US$3.8m) to its recoverable amount. The recoverable amount was based on the fair value less cost of disposal (“FVLCOD”) of the investment (level 2 in the fair value hierarchy). The FVLCOD was indirectly derived from the market value of Lepanto Consolidated Mining Company, being the 60% shareholder of FSE.

[2]	The US$3.6m in 2022 comprises US$3.0m (June 2021: US$0.4m) impairment of redundant assets in Peru and US$0.6m (June 2021: US$0m) impairment of redundant assets in Chile.

Gold Fields H1 Results	2022

Notes to the condensed consolidated financial statements

	Figures in millions unless otherwise stated	31 Dec 2022	31 Dec 2023	31 Dec 2024	31 Dec 2025	31 Dec 2026	31 Dec 2029	Total
15.	Debt maturity ladder (Reviewed)
	Uncommitted loan facilities
	Rand debt	1,362.0	—	—	—	—	—	1,362.0
	Rand debt translated to US Dollar	83.6	—	—	—	—	—	83.6
	Total (US$m)	83.6	—	—	—	—		83.6
	Committed loan facilities
	US Dollar debt	—	45.0	1,348.3	45.0	460.0	496.9	2,395.2
	Rand debt	—	2,500.0	—	—	—	—	2,500.0
	A$ Dollar debt	—	500.0	—	—	—	—	500.0
	Rand debt translated to US Dollar	—	153.5	—	—	—	—	153.5
	A$ Dollar debt translated to US Dollar	—	345.0	—	—	—	—	345.0
	Total (US$m)	—	543.5	1,348.3	45.0	460.0	496.9	2,893.7
	Total (US$m)
	Uncommitted and committed loan facilities	83.6	543.5	1,348.3	45.0	460.0	496.9	2,977.3
	Utilisation –
	Uncommitted loan facilities
	Rand debt	—	—	—	—	—	—	—
	Rand debt translated to US Dollar	—	—	—	—	—	—	—
	Total (US$m)	—	—	—	—	—	—	—
	Utilisation – Committed loan facilities
	(including US Dollar bond)
	US Dollar debt	—	—	581.8	—	—	496.9	1,078.7
	Rand debt	—	—	—	—	—	—	—
	A$ Dollar debt	—	140.0	—	—	—	—	140.0
	Rand debt translated to US Dollar	—	—	—	—	—	—	—
	A$ Dollar debt translated to US Dollar	—	96.6	—	—	—	—	96.6
	Total (US$m)	—	96.6	581.8	—	—	496.9	1,175.3
	Total (US$m) – Utilisation –
	Uncommitted and committed loan facilities	—	96.6	581.8	—	—	496.9	1,175.3

Exchange rate: US$1.00 = R16.29 and US$1.00 = A$0.69 being the closing rates at 30 June 2022.

Gold Fields H1 Results	2022

Notes to the condensed consolidated financial statements

16.	Fair value hierarchy

The Group has the following hierarchy for measuring the fair value of assets and liabilities at the reporting date:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the periods ended 30 June 2022 and 31 December 2021.

The following table sets out the Group’s financial assets and financial liabilities by level within the fair value hierarchy at the reporting date:

	United States Dollars
	30 June 2022 (Reviewed)				31 December 2021 (Audited)
Figures in millions unless otherwise stated	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Financial assets measured at fair value
Environmental trust funds	2.9	—	2.9	—	2.9	—	2.9	—
Trade receivables from provisional copper sales	2.6	—	2.6	—	25.8	—	25.8	—
Investments – listed	18.6	18.6	—	—	30.9	30.9	—	—
Asanko redeemable preference shares	96.6	—	—	96.6	94.5	—	—	94.5
Oil derivative contracts	14.6	—	14.6	—	5.1	—	5.1	—
Financial assets not measured at fair value
Environmental trust funds	109.6	—	109.6	—	85.2	—	85.2	—
Loan advanced – contractor	27.3	—	—	27.3	27.3	—	—	27.3
Financial liabilities measured at fair value
Foreign exchange derivative contracts	8.6	—	8.6	—	6.8	—	6.8	—
Financial liabilities not measured at fair value
Borrowings	1,183.4	1,003.3	—	180.1	1,191.6	1,108.1	—	83.5

Environmental trust funds

The environmental trust funds are measured at fair value through profit or loss and amortised cost which approximates fair value based on the nature of the fund’s underlying investments.

Trade receivables from provisional copper sales

Valued using quoted market prices based on the forward London Metal Exchange (“LME”) and, as such, classified within Level 2 of the fair value hierarchy.

Listed investments

Comprise equity investments in listed entities and therefore valued using quoted market prices in active markets.

Asanko redeemable preference shares

The fair value is based on the expected cash flows of the Asanko Gold Mine based on the life-of-mine model. The key inputs used in the valuation of the fair value were market related interest rates and expected redemption period.

Oil and foreign exchange derivative contracts

The fair values of these contracts are determined by using the applicable valuation models for each instrument type with the key inputs being forward prices, interest rates, volatilities and exchange rates.

Borrowings

The 5-year notes and the 10-year notes are issued at a fixed interest rate. The fair values of these notes are based on listed market prices and are classified within Level 1 of the fair value hierarchy. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method using market related interest rates and are classified within Level 3 of the fair value hierarchy.

Loan advanced – contractor

The fair value of the contractor loan approximates its carrying amount, determined using the discounted cash flow method and market related interest rates and is classified within Level 3 of the fair value hierarchy.

Gold Fields H1 Results	2022

Notes to the condensed consolidated financial statements

17.	Capital commitments

	United States Dollars
	June 2022	June 2021
Figures in millions unless otherwise stated	(Reviewed)	(Unreviewed)
Commitments
Capital expenditure
Contracted for[1]	183.3	251.9

[1]	Contracted for capital expenditure includes US$114.0m (2021: US$193.3m) for Salares Norte.

Gold Fields H1 Results	2022

Segmental operating and financial results

		United States Dollars
		Total Mine Operations and projects including Equity- accounted Joint Venture	Total Mine Operations and projects excluding Equity- accounted Joint Venture	South Africa Region	West Africa Region				South America Region
					Ghana				Peru	Chile
Figures in millions unless otherwise stated				South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Salares Norte Project[1]
Operating results (unreviewed)
Ore milled/treated	Six months to June 2022	21,209	19,910	1,499	10,617	6,966	2,351	1,299	3,416	—
(000 tonnes)	Six months to Dec 2021	21,224	19,868	1,450	10,618	6,895	2,367	1,357	3,482	—
	Six months to June 2021	21,005	19,691	1,472	10,648	6,982	2,352	1,313	3,336	—
Yield	Six months to June 2022	1.8	1.9	3.4	1.2	1.1	1.7	1.0	1.2	—
(grams per tonne)	Six months to Dec 2021	1.9	1.9	3.5	1.3	1.2	1.6	1.0	1.3	—
	Six months to June 2021	1.7	1.7	2.7	1.3	1.1	1.8	1.2	0.9	—
Gold produced	Six months to June 2022	1,245.3	1,203.7	163.9	424.0	257.3	125.2	41.6	129.9	—
(000 managed equivalent	Six months to Dec 2021	1,282.0	1,237.1	165.0	430.7	264.8	120.9	44.9	149.0	—
ounces)	Six months to June 2021	1,148.2	1,098.5	127.6	440.1	256.9	133.5	49.7	99.3	—
Gold produced	Six months to June 2022	1,200.5	1,159.0	158.0	385.8	231.5	112.7	41.6	129.3	—
(000 attributable equivalent	Six months to Dec 2021	1,236.8	1,191.9	159.1	392.1	238.3	108.8	44.9	148.2	—
ounces)	Six months to June 2021	1,104.1	1,054.4	123.1	401.0	231.2	120.1	49.7	98.8	—
Gold sold	Six months to June 2022	1,247.1	1,207.5	163.9	422.1	257.3	125.2	39.7	130.5	—
(000 managed equivalent	Six months to Dec 2021	1,281.6	1,236.7	168.3	430.6	264.8	120.9	44.9	144.9	—
ounces)	Six months to June 2021	1,154.7	1,102.3	124.4	442.7	256.9	133.5	52.3	103.5	—
Gold price received	Six months to June 2022	1,851	1,851	1,871	1,877	1,881	1,881	1,842	1,668	—
(Dollar per equivalent ounce)	Six months to Dec 2021	1,788	1,788	1,788	1,790	1,792	1,793	1,767	1,735	—
	Six months to June 2021	1,798	1,799	1,793	1,798	1,800	1,803	1,772	1,772	—
Cost of sales before gold inventory	Six months to June 2022	47	47	111	31	26	44	34	31	—
change and amortisation and	Six months to Dec 2021	46	47	111	33	26	47	44	30	—
depreciation (Dollar per tonne)	Six months to June 2021	43	44	103	30	23	47	42	25	—
All-in sustaining costs	Six months to June 2022	1,137	1,125	1,359	1,197	1,306	884	1,482	312	—
(Dollar per ounce)	Six months to Dec 2021	1,014	993	1,267	1,086	1,109	856	1,568	(74)	—
	Six months to June 2021	1,087	1,076	1,368	1,081	1,203	753	1,314	31	—
Total all-in cost	Six months to June 2022	1,204	1,191	1,425	1,230	1,306	964	1,576	397	—
(Dollar per ounce)	Six months to Dec 2021	1,086	1,062	1,331	1,110	1,109	898	1,688	173	—
	Six months to June 2021	1,153	1,139	1,444	1,114	1,203	810	1,448	321	—
Financial results (US$ millions)#
Revenue	Six months to June 2022	2,308.4	2,235.3	306.6	792.4	483.8	235.5	73.1	217.7 *	—
	Six months to Dec 2021	2,291.0	2,211.6	300.8	770.7	474.5	216.8	79.4	251.4 *	—
	Six months to June 2021	2,076.3	1,983.6	223.0	795.7	462.4	240.7	92.7	183.4 *	—
Cost of sales before	Six months to June 2022	(970.8)	(922.6)	(166.1)	(302.3)	(185.4)	(68.6)	(48.2)	(93.3)	—
amortisation and depreciation	Six months to Dec 2021	(885.0)	(830.2)	(157.1)	(282.5)	(152.8)	(75.0)	(54.8)	(84.4)	—
	Six months to June 2021	(887.0)	(831.4)	(147.9)	(288.2)	(157.4)	(75.2)	(55.6)	(91.2)	—
Cost of sales before gold	Six months to June 2022	(988.7)	(943.9)	(166.3)	(329.1)	(180.1)	(104.2)	(44.8)	(107.3)	—
inventory change and	Six months to Dec 2021	(985.9)	(926.4)	(160.7)	(352.0)	(182.2)	(110.3)	(59.5)	(106.1)	—
amortisation and depreciation	Six months to June 2021	(913.6)	(858.2)	(151.5)	(324.7)	(157.5)	(111.7)	(55.5)	(83.9)	—
– Gold inventory change	Six months to June 2022	17.9	21.3	0.1	26.9	(5.3)	35.6	(3.4)	14.0	—
	Six months to Dec 2021	100.9	96.2	3.6	69.5	29.5	35.3	4.7	21.7	—
	Six months to June 2021	26.5	26.6	3.7	36.5	0.1	36.5	(0.1)	(7.3)	—
Amortisation of mining assets	Six months to June 2022	(377.9)	(369.4)	(25.1)	(147.9)	(84.3)	(55.1)	(8.6)	(59.4)	—
	Six months to Dec 2021	(402.4)	(389.5)	(23.0)	(159.9)	(102.0)	(44.9)	(13.0)	(55.2)	—
	Six months to June 2021	(315.6)	(306.3)	(20.0)	(127.3)	(70.3)	(47.6)	(9.3)	(33.1)	—
Other expenses	Six months to June 2022	(50.0)	(38.8)	(1.2)	(6.8)	6.5	(2.1)	(11.2)	(7.4)	(19.4)
	Six months to Dec 2021	(159.2)	(160.1)	(4.9)	(12.8)	(3.9)	(9.8)	0.9	(9.9)	(66.2)
	Six months to June 2021	(106.2)	(101.6)	(1.0)	(16.0)	(5.4)	(6.1)	(4.6)	(42.0)	(30.8)
Profit/(loss) before royalties	Six months to June 2022	909.7	904.6	114.2	335.4	220.6	109.7	5.1	57.6	(19.4)
and taxation	Six months to Dec 2021	844.3	831.9	115.9	315.6	215.9	87.2	12.4	101.9	(66.2)
	Six months to June 2021	767.5	744.3	54.1	364.2	229.2	111.8	23.2	17.1	(30.8)
Royalties, mining and income taxation	Six months to June 2022	(319.8)	(316.1)	(43.4)	(122.5)	(79.1)	(39.7)	(3.7)	(14.4)	4.6
	Six months to Dec 2021	(262.2)	(258.2)	(37.4)	(120.7)	(76.2)	(40.6)	(4.0)	(55.0)	84.8
	Six months to June 2021	(273.8)	(269.1)	(17.0)	(131.2)	(84.5)	(42.0)	(4.6)	(7.5)	—

Gold Fields H1 Results	2022

		United States Dollars
		Total Mine Operations and projects including Equity- accounted Joint Venture	Total Mine Operations and projects excluding Equity- accounted Joint Venture	South Africa Region	West Africa Region				South America Region
					Ghana				Peru	Chile
Figures in millions unless otherwise stated				South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Salares Norte Project[1]
Financial results (US$ millions) continued#
– Normal taxation	Six months to June 2022	(117.2)	(117.2)	—	(84.9)	(49.9)	(35.0)	—	(32.4)	—
	Six months to Dec 2021	(315.3)	(315.3)	—	(100.2)	(58.7)	(41.5)	—	(47.1)	(1.9)
	Six months to June 2021	(105.2)	(105.2)	—	(91.1)	(51.5)	(39.6)	—	(14.1)	—
– Royalties	Six months to June 2022	(62.3)	(58.6)	(1.5)	(32.4)	(19.4)	(9.4)	(3.7)	(3.3)	—
	Six months to Dec 2021	(62.2)	(58.3)	(1.5)	(31.6)	(19.0)	(8.7)	(4.0)	(5.3)	—
	Six months to June 2021	(58.8)	(54.1)	(1.1)	(32.8)	(18.5)	(9.6)	(4.6)	(2.6)	—
– Deferred taxation	Six months to June 2022	(140.2)	(140.2)	(41.9)	(5.1)	(9.9)	4.7	—	21.3	4.6
	Six months to Dec 2021	115.3	115.3	(35.9)	11.2	1.6	9.6	—	(2.6)	86.7
	Six months to June 2021	(109.8)	(109.8)	(15.9)	(7.3)	(14.5)	7.2	—	9.3	—
Profit/(loss) before	Six months to June 2022	589.9	588.5	70.8	213.0	141.5	70.0	1.4	43.2	(14.8)
non-recurring items	Six months to Dec 2021	582.1	573.6	78.4	194.9	139.8	46.6	8.5	46.8	18.6
	Six months to June 2021	493.7	475.2	37.1	233.0	144.7	69.8	18.6	9.6	(30.8)
Non-recurring items	Six months to June 2022	(5.2)	(5.2)	0.1	(0.9)	(0.6)	(0.3)	—	(3.0)	(0.6)
	Six months to Dec 2021	(63.4)	(63.4)	0.2	(41.1)	(23.4)	(17.7)	—	(1.0)	—
	Six months to June 2021	5.9	5.9	(1.3)	(1.3)	(1.3)	—	—	(0.6)	—
Net profit/(loss)	Six months to June 2022	584.8	583.3	70.8	212.0	140.9	69.7	1.4	40.2	(15.4)
	Six months to Dec 2021	518.7	510.2	78.7	153.7	116.4	28.9	8.5	45.8	18.6
	Six months to June 2021	499.6	481.0	35.8	231.7	143.4	69.8	18.6	9.0	(30.8)
Capital expenditure	Six months to June 2022	(547.0)	(544.3)	(63.5)	(156.0)	(120.2)	(33.1)	(2.7)	(16.4)	(145.1)
	Six months to Dec 2021	(776.9)	(765.8)	(59.8)	(125.7)	(101.2)	(13.3)	(11.1)	(36.9)	(241.8)
	Six months to June 2021	(331.5)	(322.2)	(29.4)	(127.2)	(107.7)	(10.1)	(9.3)	(18.8)	(133.2)

The average US Dollar/Rand exchange rates for the six months were US$1 = R15.40 for June 2022, US$1 = R15.03 for December 2021 and US$1 = R14.54 for June 2021

The average Australian/US Dollar exchange rates for the six months were A$1 = US$0.72 for June 2022, A$1 = US$0.73 for December 2021 and A$1 = US$0.77 for June 2021.

*	Included in total revenue is copper revenue of US$103.2m (Six months to December 2021: US$125.9m and six months to June 2021: US$106.4m).
[1]	In 2021 Salares Norte became a reportable segment, as the CODM has started monitoring the capital expenditure and progress towards completion. The comparative figures have been disclosed.
#	Financial results for the six months ended 30 June 2022 are reviewed (six months ended 30 June 2021 and 31 December 2021 are unreviewed).

Figures may not add as they are rounded independently.

Gold Fields H1 Results	2022

Segmental operating and financial results continued

		United States Dollars					Australian Dollars					South African Rand
		Australia Region					Australia Region[1]					South Africa Region[2]
Figures in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Operating results (unreviewed)
Ore milled/treated	Six months to June 2022	5,679	2,041	584	777	2,277	5,679	2,041	584	777	2,277	1,498
(000 tonnes)	Six months to Dec 2021	5,674	2,040	628	838	2,168	5,674	2,040	628	838	2,168	1,450
	Six months to June 2021	5,549	2,048	626	824	2,051	5,549	2,048	626	824	2,051	1,472
Yield	Six months to June 2022	2.9	2.9	6.4	5.5	1.1	2.9	2.9	6.4	5.5	1.1	3.4
(grams per tonne)	Six months to Dec 2021	2.9	3.1	5.5	5.9	0.9	2.9	3.1	5.5	5.9	0.9	3.5
	Six months to June 2021	2.7	2.9	5.5	4.6	0.9	2.7	2.9	5.5	4.6	0.9	2.7
Gold produced	Six months to June 2022	527.4	190.3	120.5	138.3	78.4	527.4	190.3	120.5	138.3	78.4	5,097
(000 managed equivalent	Six months to Dec 2021	537.4	204.5	111.3	158.0	63.6	537.4	204.5	111.3	158.0	63.6	5,131
ounces)	Six months to June 2021	481.2	188.5	111.7	121.3	59.7	481.2	188.5	111.7	121.3	59.7	3,970
Gold produced	Six months to June 2022	527.4	190.3	120.5	138.3	78.4	527.4	190.3	120.5	138.3	78.4	4,915
(000 attributable equivalent	Six months to Dec 2021	537.4	204.5	111.3	158.0	63.6	537.4	204.5	111.3	158.0	63.6	4,948
ounces)	Six months to June 2021	481.2	188.5	111.7	121.3	59.7	481.2	188.5	111.7	121.3	59.7	3,828
Gold sold	Six months to June 2022	530.6	191.7	121.0	138.3	79.6	530.6	191.7	121.0	138.3	79.6	5,097
(000 managed equivalent	Six months to Dec 2021	537.8	202.6	110.3	161.1	63.8	537.8	202.6	110.3	161.1	63.8	5,234
ounces)	Six months to June 2021	484.1	188.5	112.5	122.6	60.6	484.1	188.5	112.5	122.6	60.6	3,868
Gold price received	Six months to June 2022	1,869	1,868	1,866	1,869	1,876	2,600	2,599	2,596	2,600	2,609	926,383
(Dollar per equivalent	Six months to Dec 2021	1,800	1,800	1,793	1,806	1,798	2,454	2,455	2,453	2,452	2,455	860,689
ounce)	Six months to June 2021	1,806	1,808	1,814	1,792	1,811	2,340	2,344	2,351	2,322	2,345	838,127
Cost of sales before gold inventory	Six months to June 2022	68	63	160	139	25	95	87	223	193	35	1,709
change and amortisation and	Six months to Dec 2021	65	69	135	112	23	88	93	184	153	31	1,665
depreciation (Dollar per tonne)	Six months to June 2021	64	63	134	119	21	83	81	173	154	27	1,497
All-in sustaining costs	Six months to June 2022	1,117	1,185	1,188	1,047	967	1,554	1,649	1,652	1,456	1,345	672,915
(Dollar per ounce)	Six months to Dec 2021	1,019	967	1,150	939	1,157	1,391	1,322	1,573	1,281	1,578	610,487
	Six months to June 2021	1,116	1,047	1,178	1,158	1,133	1,447	1,357	1,528	1,501	1,469	639,288
Total all-in cost	Six months to June 2022	1,211	1,233	1,353	1,196	969	1,685	1,715	1,882	1,663	1,348	705,623
(Dollar per ounce)	Six months to Dec 2021	1,108	1,005	1,310	1,073	1,169	1,512	1,374	1,791	1,462	1,594	641,683
	Six months to June 2021	1,189	1,078	1,305	1,276	1,146	1,542	1,398	1,692	1,654	1,486	674,965
Financial results (US$ millions)#
Revenue	Six months to June 2022	991.7	358.2	225.8	258.5	149.3	1,379.6	498.3	314.1	359.6	207.7	4,722.2
	Six months to Dec 2021	968.0	364.7	197.8	290.8	114.7	1,319.5	497.5	270.5	394.9	156.6	4,505.0
	Six months to June 2021	874.2	340.8	204.2	219.6	109.7	1,132.9	441.7	264.6	284.6	142.1	3,241.7
Cost of sales before amortisation	Six months to June 2022	(409.1)	(156.6)	(96.4)	(105.5)	(50.7)	(569.1)	(217.8)	(134.1)	(146.8)	(70.5)	(2,558.3)
and depreciation	Six months to Dec 2021	(361.1)	(137.0)	(83.7)	(96.7)	(43.6)	(493.2)	(187.1)	(114.6)	(132.2)	(59.4)	(2,359.8)
	Six months to June 2021	(359.7)	(136.5)	(88.8)	(96.7)	(37.6)	(466.4)	(177.0)	(115.2)	(125.4)	(48.8)	(2,150.2)
Cost of sales before gold	Six months to June 2022	(386.0)	(127.6)	(93.6)	(108.0)	(56.8)	(537.0)	(177.5)	(130.2)	(150.3)	(79.0)	(2,560.6)
inventory change and	Six months to Dec 2021	(367.1)	(139.9)	(84.5)	(93.5)	(49.2)	(501.1)	(190.7)	(115.4)	(127.9)	(67.0)	(2,414.0)
amortisation and depreciation	Six months to June 2021	(353.4)	(128.5)	(83.7)	(97.8)	(43.3)	(458.2)	(166.6)	(108.5)	(126.8)	(56.2)	(2,203.5)
– Gold inventory change	Six months to June 2022	(23.1)	(29.0)	(2.8)	2.5	6.1	(32.1)	(40.3)	(3.9)	3.5	8.5	2.3
	Six months to Dec 2021	6.0	2.9	0.8	(3.2)	5.6	7.8	3.6	0.9	(4.2)	7.6	54.3
	Six months to June 2021	(6.3)	(8.0)	(5.1)	1.1	5.7	(8.2)	(10.4)	(6.6)	1.4	7.4	53.3
Amortisation of mining assets	Six months to June 2022	(145.5)					(202.4)					(386.8)
	Six months to Dec 2021	(164.3)					(223.5)					(345.2)
	Six months to June 2021	(135.3)					(175.4)					(290.7)
Other expenses	Six months to June 2022	(15.2)					(21.2)					(18.7)
	Six months to Dec 2021	(34.5)					(47.6)					(73.0)
	Six months to June 2021	(47.2)					(61.2)					(14.0)
Profit/(loss) before royalties	Six months to June 2022	421.9					586.9					1,758.4
and taxation	Six months to Dec 2021	408.1					555.2					1,727.0
	Six months to June 2021	332.1					430.0					786.8
Royalties, mining and income	Six months to June 2022	(144.2)					(200.6)					(668.2)
taxation	Six months to Dec 2021	(133.8)					(182.3)					(557.9)
	Six months to June 2021	(118.1)					(153.1)					(246.7)

Gold Fields H1 Results	2022

		United States Dollars					Australian Dollars					South African Rand
		Australia Region					Australia Region[1]					South Africa Region[2]
Figures in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Financial results (US$ millions) continued#
– Normal taxation	Six months to June 2022	—					—					—
	Six months to Dec 2021	(166.1)					(221.1)					—
	Six months to June 2021	—					—					—
– Royalties	Six months to June 2022	(25.0)					(34.8)					(23.6)
	Six months to Dec 2021	(23.7)					(32.4)					(22.5)
	Six months to June 2021	(22.3)					(28.9)					(16.2)
– Deferred taxation	Six months to June 2022	(119.2)					(165.8)					(644.6)
	Six months to Dec 2021	56.0					71.2					(535.4)
	Six months to June 2021	(95.8)					(124.2)					(230.5)
Profit/(loss) before non-	Six months to June 2022	277.7					386.3					1,090.1
recurring items	Six months to Dec 2021	274.3					372.9					1,169.1
	Six months to June 2021	214.0					276.9					540.1
Non-recurring items	Six months to June 2022	(0.7)					(0.9)					0.9
	Six months to Dec 2021	(21.5)					(28.3)					3.1
	Six months to June 2021	9.1					11.8					(18.9)
Net profit/(loss)	Six months to June 2022	277.1					385.4					1,091.0
	Six months to Dec 2021	252.7					344.6					1,172.2
	Six months to June 2021	223.0					288.6					521.2
Capital expenditure	Six months to June 2022	(166.0)	(59.3)	(49.4)	(41.5)	(15.9)	(231.0)	(82.5)	(68.8)	(57.7)	(22.1)	(978.0)
	Six months to Dec 2021	(179.5)	(52.1)	(45.8)	(59.9)	(21.7)	(244.5)	(71.2)	(62.5)	(81.1)	(29.7)	(892.3)
	Six months to June 2021	(156.1)	(51.2)	(42.4)	(40.5)	(22.0)	(202.4)	(66.4)	(54.9)	(52.6)	(28.5)	(428.1)

As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

[1]	For Australia, all financial numbers are in Australian Dollar.
[2]	For South Africa, all financial numbers are in Rand and Rand per kilogram.
#	Financial results for the six months ended 30 June 2022 are reviewed (six months ended 30 June 2021 and 31 December 2021 are unreviewed).

Figures may not add as they are rounded independently.

Gold Fields H1 Results	2022

All-in cost (unreviewed)

World Gold Council Industry Standard

		United States Dollars
		Total Group including Equity- accounted Joint Venture	Total Mine Operations including Equity- accounted Joint Venture	Total Mine Operations excluding Equity- accounted Joint Venture	South Africa Region	West Africa Region				South America Region
						Ghana				Peru
Figures in millions unless otherwise stated					South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona
Cost of sales before gold inventory change and amortisation and depreciation	Six months to June 2022	(988.7)	(988.7)	(943.9)	(166.3)	(329.1)	(180.1)	(104.2)	(44.8)	(107.3)
	Six months to Dec 2021	(985.9)	(985.9)	(926.4)	(160.7)	(352.0)	(182.2)	(110.3)	(59.5)	(106.2)
	Six months to June 2021	(913.6)	(913.6)	(858.2)	(151.5)	(324.7)	(157.5)	(111.7)	(55.5)	(83.9)
Gold inventory change	Six months to June 2022	17.9	17.9	21.3	0.1	26.9	(5.3)	35.6	(3.4)	14.0
	Six months to Dec 2021	100.9	100.9	96.2	3.6	69.5	29.5	35.3	4.7	21.7
	Six months to June 2021	26.5	26.5	26.6	3.7	36.5	0.1	36.5	(0.1)	(7.3)
Royalties	Six months to June 2022	(62.3)	(62.3)	(58.6)	(1.5)	(32.4)	(19.4)	(9.4)	(3.7)	(3.3)
	Six months to Dec 2021	(62.2)	(62.2)	(58.3)	(1.5)	(31.6)	(19.0)	(8.7)	(4.0)	(5.3)
	Six months to June 2021	(58.8)	(58.8)	(54.1)	(1.1)	(32.8)	(18.5)	(9.6)	(4.6)	(2.6)
Realised gains/(losses) on commodity cost hedges	Six months to June 2022	13.7	13.7	13.7	—	8.3	5.6	2.7	—	—
	Six months to Dec 2021	2.2	2.2	2.2	—	1.2	0.8	0.4	—	—
	Six months to June 2021	(1.3)	(1.3)	(1.3)	—	(1.0)	(0.6)	(0.4)	—	—
Community/social responsibility costs	Six months to June 2022	(7.7)	(7.7)	(7.7)	(0.9)	(5.0)	(3.3)	(1.6)	—	(1.8)
	Six months to Dec 2021	(10.0)	(10.0)	(10.0)	(2.6)	(4.0)	(2.9)	(1.1)	—	(3.4)
	Six months to June 2021	(8.1)	(8.1)	(8.1)	(0.9)	(5.5)	(3.8)	(1.7)	—	(1.7)
Non-cash remuneration – share-based payments	Six months to June 2022	(4.0)	(1.5)	(1.5)	(0.1)	(0.3)	(0.2)	(0.1)	—	(0.6)
	Six months to Dec 2021	(6.2)	(3.0)	(3.0)	(0.2)	(1.1)	(1.0)	(0.1)	—	(0.9)
	Six months to June 2021	(6.4)	(2.9)	(2.9)	(0.2)	(1.1)	(1.0)	(0.1)	—	(0.7)
Cash remuneration (long-term incentive plan)	Six months to June 2022	(11.2)	(11.5)	(11.5)	(1.6)	(0.4)	(0.1)	(0.3)	—	(2.4)
	Six months to Dec 2021	(17.0)	(14.1)	(14.1)	(3.1)	(5.5)	(4.2)	(1.3)	—	(0.5)
	Six months to June 2021	(10.9)	(10.1)	(10.1)	(0.3)	(3.1)	(2.4)	(0.7)	—	(0.5)
Other	Six months to June 2022	(10.9)	(1.5)	(1.5)	—	(1.5)	(1.5)	—	—	—
	Six months to Dec 2021	(18.6)	(1.5)	(1.5)	—	(1.5)	(1.5)	—	—	—
	Six months to June 2021	(1.5)	(1.5)	(1.5)	—	(1.5)	(1.5)	—	—	—
By-product credits	Six months to June 2022	105.4	105.4	105.2	0.3	0.8	0.5	0.1	0.1	103.2
	Six months to Dec 2021	128.2	128.2	128.1	0.3	0.8	0.6	0.1	0.1	125.9
	Six months to June 2021	109.2	109.2	109.0	0.3	1.2	0.9	0.1	0.2	106.4
Rehabilitation amortisation and interest	Six months to June 2022	(16.8)	(16.8)	(16.3)	—	(4.5)	(2.5)	(1.6)	(0.5)	(7.9)
	Six months to Dec 2021	(11.8)	(11.8)	(11.5)	—	(4.1)	(2.7)	(1.2)	(0.3)	(4.7)
	Six months to June 2021	(10.1)	(10.1)	(9.9)	—	(3.9)	(2.5)	(1.2)	(0.3)	(3.3)
Sustaining capital expenditure	Six months to June 2022	(341.8)	(341.1)	(339.2)	(52.7)	(149.9)	(120.2)	(27.9)	(1.8)	(12.4)
	Six months to Dec 2021	(322.7)	(322.4)	(314.2)	(49.0)	(121.1)	(101.2)	(11.6)	(8.2)	(20.6)
	Six months to June 2021	(266.4)	(266.1)	(261.3)	(20.0)	(118.4)	(107.7)	(5.9)	(4.8)	(7.1)
Lease payments	Six months to June 2022	(47.3)	(46.1)	(41.4)	—	(18.1)	(9.4)	(4.0)	(4.7)	(1.1)
	Six months to Dec 2021	(44.9)	(43.7)	(40.5)	(0.1)	(18.2)	(9.8)	(5.2)	(3.2)	(0.9)
	Six months to June 2021	(54.6)	(53.5)	(49.9)	(0.1)	(24.1)	(14.5)	(6.0)	(3.6)	(0.7)
All-in sustaining costs	Six months to June 2022	(1,353.7)	(1,340.1)	(1,281.3)	(222.7)	(505.3)	(335.9)	(110.6)	(58.8)	(19.5)
	Six months to Dec 2021	(1,249.6)	(1,223.4)	(1,153.0)	(213.2)	(467.5)	(293.6)	(103.5)	(70.4)	5.2
	Six months to June 2021	(1,195.9)	(1,190.3)	(1,121.5)	(170.1)	(478.4)	(309.1)	(100.6)	(68.7)	(1.4)
Realised gains/losses on capital cost hedges	Six months to June 2022	1.6	—	—	—	—	—	—	—	—
	Six months to Dec 2021	9.7	—	—	—	—	—	—	—	—
	Six months to June 2021	23.2	—	—	—	—	—	—	—	—
Non-cash remuneration (share-based payments)	Six months to June 2022	(0.1)	—	—	—	—	—	—	—	—
	Six months to Dec 2021	(0.1)	—	—	—	—	—	—	—	—
	Six months to June 2021	(0.1)	—	—	—	—	—	—	—	—
Cash remuneration (long-term incentive plan)	Six months to June 2022	(0.2)	—	—	—	—	—	—	—	—
	Six months to Dec 2021	—	—	—	—	—	—	—	—	—
	Six months to June 2021	(0.6)	—	—	—	—	—	—	—	—

Gold Fields H1 Results	2022

		United States Dollars
		Total Group including Equity- accounted Joint Venture		Total Mine Operations including Equity- accounted Joint Venture		Total Mine Operations excluding Equity- accounted Joint Venture		South Africa Region		West Africa Region								South America Region
										Ghana								Peru
Figures in millions unless otherwise stated								South Deep		Total		Tarkwa		Damang		Asanko 45%		Cerro Corona
Other	Six months to June 2022	—		—		—		—		—		—		—		—		—
	Six months to Dec 2021	(3.6)		—		—		—		—		—		—		—		—
	Six months to June 2021	—		—		—		—		—		—		—		—		—
Lease payments	Six months to June 2022	(1.8)		—		—		—		—		—		—		—		—
	Six months to Dec 2021	(2.5)		—		—		—		—		—		—		—		—
	Six months to June 2021	(2.7)		—		—		—		—		—		—		—		—
Exploration, feasibility and evaluation costs	Six months to June 2022 Six months to Dec 2021	(34.2 (21.5	) )	(19.0 (6.6	) )	(16.1 (4.1	) )	— —		(7.7 (5.8	) )	— —		(4.8 (3.3	) )	(2.9 (2.5	) )	(1.3 (0.8	) )
	Six months to June 2021	(19.7)		(6.6)		(4.1)		—		(5.8)		—		(3.3)		(2.4)		(0.8)
Non-sustaining capital expenditure	Six months to June 2022	(205.9)		(60.8)		(60.0)		(10.8)		(6.0)		—		(5.2)		(0.8)		(4.0)
	Six months to Dec 2021	(321.4)		(79.6)		(76.8)		(10.9)		(4.6)		—		(1.7)		(2.9)		(16.4)
	Six months to June 2021	(198.7)		(65.5)		(60.9)		(9.5)		(8.8)		—		(4.3)		(4.6)		(11.7)
Total all-in cost	Six months to June 2022	(1,594.3)		(1,420.0)		(1,357.4)		(233.6)		(519.1)		(335.9)		(120.7)		(62.5)		(24.8)
	Six months to Dec 2021	(1,589.1)		(1,309.7)		(1,233.9)		(224.1)		(478.0)		(293.6)		(108.6)		(75.8)		(12.0)
	Six months to June 2021	(1,394.5)		(1,262.3)		(1,186.6)		(179.5)		(493.0)		(309.1)		(108.2)		(75.8)		(13.9)
Total all-in sustaining cost	Six months to June 2022	(1,353.7)		(1,340.1)		(1,281.3)		(222.7)		(505.3)		(335.9)		(110.6)		(58.8)		(19.5)
	Six months to Dec 2021 Six months to June 2021	(1,249.6 (1,195.9	) )	(1,223.4 (1,190.3	) )	(1,153.0 (1,121.5	) )	(213.2 (170.1	) )	(467.5 (478.4	) )	(293.6 (309.1	) )	(103.5 (100.6	) )	(70.4 (68.7	) )	5.2 (1.4)
Gold only ounces sold –	Six months to June 2022	1,179.1		1,179.1		1,139.5		163.9		422.1		257.3		125.2		39.7		62.5
(000 ounces)	Six months to Dec 2021	1,206.3		1,206.3		1,161.4		168.3		430.6		264.8		120.9		44.9		69.6
	Six months to June 2021	1,094.5		1,094.5		1,042.2		124.4		442.7		256.9		133.5		52.3		43.3
AISC per ounce of gold sold US$/oz	Six months to June 2022	1,148		1,137		1,125		1,359		1,197		1,306		884		1,482		312
	Six months to Dec 2021	1,036		1,014		993		1,267		1,086		1,109		856		1,568		(74)
	Six months to June 2021	1,093		1,087		1,076		1,368		1,081		1,203		753		1,314		31
Total all-in cost	Six months to June 2022	(1,594.3)		(1,420.0)		(1,357.4)		(233.6)		(519.1)		(335.9)		(120.7)		(62.5)		(24.8)
	Six months to Dec 2021	(1,589.1)		(1,309.7)		(1,233.9)		(224.1)		(478.0)		(293.6)		(108.6)		(75.8)		(12.0)
	Six months to June 2021	(1,394.5)		(1,262.3)		(1,186.6)		(179.5)		(493.0)		(309.1)		(108.2)		(75.8)		(13.9)
Gold only ounces sold – (000 ounces)	Six months to June 2022	1,179.1		1,179.1		1,139.5		163.9		422.1		257.3		125.2		39.7		62.5
	Six months to Dec 2021	1,206.3		1,206.3		1,161.4		168.3		430.6		264.8		120.9		44.9		69.6
	Six months to June 2021	1,094.5		1,094.5		1,042.2		124.4		442.7		256.9		133.5		52.3		43.3
AIC per ounce of gold sold US$/oz	Six months to June 2022	1,352		1,204		1,191		1,425		1,230		1,306		964		1,576		397
	Six months to Dec 2021	1,317		1,086		1,062		1,331		1,110		1,109		898		1,688		173
	Six months to June 2021	1,274		1,153		1,139		1,444		1,114		1,203		810		1,448		321

Gold Fields H1 Results	2022

All-in cost (unreviewed) continued

World Gold Council Industry Standard

			United States Dollars
			Australia Region
			Australia
Figures in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Corporate and projects
Cost of sales before gold inventory change and amortisation and depreciation	Six months to June 2022	(386.0)	(127.6)	(93.6)	(108.0)	(56.8)	—
	Six months to Dec 2021	(367.1)	(139.9)	(84.5)	(93.5)	(49.2)	—
	Six months to June 2021	(353.4)	(128.5)	(83.7)	(97.8)	(43.3)	—
Gold inventory change	Six months to June 2022	(23.1)	(29.0)	(2.8)	2.5	6.1	—
	Six months to Dec 2021	6.0	2.9	0.8	(3.2)	5.6	—
	Six months to June 2021	(6.3)	(8.0)	(5.1)	1.1	5.7	—
Royalties	Six months to June 2022	(25.0)	(9.0)	(5.7)	(6.5)	(3.8)	—
	Six months to Dec 2021	(23.7)	(9.0)	(4.8)	(7.1)	(2.8)	—
	Six months to June 2021	(22.3)	(8.7)	(5.2)	(5.6)	(2.8)	—
Realised gains/losses on commodity cost hedges	Six months to June 2022	5.4	2.4	1.2	1.6	0.2	—
	Six months to Dec 2021	0.9	0.4	0.2	0.3	—	—
	Six months to June 2021	(0.3)	(0.1)	(0.1)	(0.1)	—	—
Community/social responsibility costs	Six months to June 2022	—	—	—	—	—	—
	Six months to Dec 2021	—	—	—	—	—	—
	Six months to June 2021	—	—	—	—	—	—
Non-cash remuneration – share-based payments	Six months to June 2022	(0.5)	(0.1)	(0.1)	(0.2)	(0.1)	(2.5)
	Six months to Dec 2021	(0.8)	(0.3)	(0.2)	(0.2)	(0.1)	(3.2)
	Six months to June 2021	(1.0)	(0.3)	(0.2)	(0.3)	(0.1)	(3.5)
Cash remuneration (long-term incentive plan)	Six months to June 2022	(7.2)	(2.7)	(1.5)	(1.9)	(1.0)	0.3
	Six months to Dec 2021	(5.0)	(1.8)	(1.2)	(1.5)	(0.5)	(2.9)
	Six months to June 2021	(6.2)	(1.8)	(1.2)	(1.9)	(1.3)	(0.8)
Other	Six months to June 2022	—	—	—	—	—	(9.41)
	Six months to Dec 2021	—	—	—	—	—	(18.6)
	Six months to June 2021	—	—	—	—	—	—
By-product credits	Six months to June 2022	1.1	0.5	0.2	0.1	0.3	—
	Six months to Dec 2021	1.1	0.5	0.2	0.1	0.3	—
	Six months to June 2021	1.3	0.6	0.2	0.1	0.4	—
Rehabilitation amortisation and interest	Six months to June 2022	(4.4)	(1.6)	(0.8)	(1.2)	(0.9)	—
	Six months to Dec 2021	(2.9)	(0.9)	(0.5)	(0.7)	(0.9)	—
	Six months to June 2021	(2.9)	(0.9)	(0.5)	(0.7)	(0.8)	—
Sustaining capital expenditure	Six months to June 2022	(126.1)	(55.3)	(30.9)	(24.0)	(15.9)	(0.7)
	Six months to Dec 2021	(131.8)	(44.4)	(28.1)	(38.2)	(21.0)	(0.4)
	Six months to June 2021	(120.7)	(45.3)	(28.1)	(26.1)	(21.2)	(0.3)
Lease payments	Six months to June 2022	(26.8)	(4.8)	(9.6)	(7.1)	(5.3)	(1.2)
	Six months to Dec 2021	(24.5)	(3.6)	(8.8)	(7.0)	(5.2)	(1.2)
	Six months to June 2021	(28.6)	(4.1)	(8.6)	(10.6)	(5.2)	(1.1)
All-in sustaining costs	Six months to June 2022	(592.6)	(227.2)	(143.7)	(144.7)	(77.0)	(13.6)
	Six months to Dec 2021	(547.9)	(196.0)	(126.8)	(151.2)	(73.8)	(26.2)
	Six months to June 2021	(540.4)	(197.3)	(132.6)	(141.9)	(68.6)	(5.7)
Realised gains/losses on capital cost hedges	Six months to June 2022	—	—	—	—	—	1.6
	Six months to Dec 2021	—	—	—	—	—	9.7
	Six months to June 2021	—	—	—	—	—	23.2
Non-cash remuneration (share-based payments)	Six months to June 2022	—	—	—	—	—	(0.1)
	Six months to Dec 2021	—	—	—	—	—	(0.1)
	Six months to June 2021	—	—	—	—	—	(0.1)
Cash remuneration (long-term incentive plan)	Six months to June 2022	—	—	—	—	—	(0.2)
	Six months to Dec 2021	—	—	—	—	—	—
	Six months to June 2021	—	—	—	—	—	(0.6)
Other	Six months to June 2022	—	—	—	—	—	—
	Six months to Dec 2021	—	—	—	—	—	(3.6)
	Six months to June 2021	—	—	—	—	—	—

Gold Fields H1 Results	2022

			United States Dollars
			Australia Region
			Australia
Figures in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Corporate and projects
Lease payments	Six months to June 2022	—	—	—	—	—	(1.8)
	Six months to Dec 2021	—	—	—	—	—	(2.5)
	Six months to June 2021	—	—	—	—	—	(2.7)
Exploration, feasibility and evaluation costs	Six months to June 2022	(10.0)	(5.1)	(1.5)	(3.2)	(0.1)	(15.2)
	Six months to Dec 2021	—	—	—	—	—	(14.9)
	Six months to June 2021	—	—	—	—	—	(13.2)
Non-sustaining capital expenditure	Six months to June 2022	(39.9)	(4.0)	(18.5)	(17.4)	—	(145.1)
	Six months to Dec 2021	(47.7)	(7.7)	(17.7)	(21.6)	(0.7)	(241.8)
	Six months to June 2021	(35.4)	(5.9)	(14.3)	(14.5)	(0.8)	(133.2)
Total all-in cost	Six months to June 2022	(642.5)	(236.4)	(163.7)	(165.3)	(77.1)	(174.3)
	Six months to Dec 2021	(595.6)	(203.7)	(144.5)	(172.8)	(74.6)	(279.4)
	Six months to June 2021	(575.9)	(203.2)	(146.8)	(156.4)	(69.4)	(132.2)
Total all-in sustaining cost	Six months to June 2022	(592.6)	(227.2)	(143.7)	(144.7)	(77.0)	(13.6)
	Six months to Dec 2021	(547.9)	(196.0)	(126.8)	(151.2)	(73.8)	(26.2)
	Six months to June 2021	(540.4)	(197.3)	(132.6)	(141.9)	(68.6)	(5.7)
Gold only ounces sold – (000 ounces)	Six months to June 2022	530.6	191.7	121.0	138.3	79.6	—
	Six months to Dec 2021	537.8	202.6	110.3	161.1	63.8	—
	Six months to June 2021	484.1	188.5	112.5	122.6	60.6	—
AISC per ounce of gold sold US$/oz	Six months to June 2022	1,117	1,185	1,188	1,047	967	—
	Six months to Dec 2021	1,019	967	1,150	939	1,157	—
	Six months to June 2021	1,116	1,047	1,178	1,158	1,133	—
Total all-in cost	Six months to June 2022	(642.5)	(236.4)	(163.7)	(165.3)	(77.1)	(174.3)
	Six months to Dec 2021	(595.6)	(203.7)	(144.5)	(172.8)	(74.6)	(279.4)
	Six months to June 2021	(575.9)	(203.2)	(146.8)	(156.4)	(69.4)	(132.2)
Gold only ounces sold – (000 ounces)	Six months to June 2022	530.6	191.7	121.0	138.3	79.6	—
	Six months to Dec 2021	537.8	202.6	110.3	161.1	63.8	—
	Six months to June 2021	484.1	188.5	112.5	122.6	60.6	—
AIC per ounce of gold sold US$/oz	Six months to June 2022	1,211	1,233	1,353	1,196	969	—
	Six months to Dec 2021	1,108	1,005	1,310	1,073	1,169	—
	Six months to June 2021	1,189	1,078	1,305	1,276	1,146	—

Gold Fields H1 Results	2022

All-in sustaining costs and all-in cost gross of by-product credits per equivalent ounce of gold sold (unreviewed)

World Gold Council Industry Standard

		United States Dollars
		Total Group including Equity- Accounted Joint Venture		Total Mine Operations including Equity- accounted Joint Venture		Total Mine Operations excluding Equity- Accounted Joint Venture		South Africa Region		West Africa Region								South America Region
										Ghana								Peru
Figures in millions unless otherwise stated								South Deep		Total		Tarkwa		Damang		Asanko 45%		Cerro Corona
All-in sustaining costs (per table on pages 40 and 41)	Six months to June 2022 Six months to Dec 2021 Six months to June 2021	(1,353.7 (1,249.6 (1,195.9	) ) )	(1,340.1 (1,223.4 (1,190.3	) ) )	(1,281.3 (1,153.0 (1,121.5	) ) )	(222.7 (213.2 (170.1	) ) )	(505.3 (467.5 (478.4	) ) )	(335.9 (293.6 (309.1	) ) )	(110.6 (103.5 (100.6	) ) )	(58.8 (70.4 (68.7	) ) )	(19.5 5.2 (1.4	) )
Add back by-product credits	Six months to June 2022 Six months to Dec 2021 Six months to June 2021	(105.4 (128.2 (109.2	) ) )	(105.4 (128.2 (109.2	) ) )	(105.2 (128.1 (109.0	) ) )	(0.3 (0.3 (0.3	) ) )	(0.8 (0.8 (1.2	) ) )	(0.5 (0.6 (0.9	) ) )	(0.1 (0.1 (0.1	) ) )	(0.1 (0.1 (0.2	) ) )	(103.2 (125.9 (106.4	) ) )
All-in sustaining costs gross of by-product credits	Six months to June 2022 Six months to Dec 2021 Six months to June 2021	(1,459.1 (1,377.8 (1,305.1	) ) )	(1,445.5 (1,351.6 (1,299.4	) ) )	(1,386.6 (1,281.1 (1,230.5	) ) )	(223.1 (213.5 (170.4	) ) )	(506.1 (468.3 (479.6	) ) )	(336.4 (294.2 (310.0	) ) )	(110.7 (103.6 (100.7	) ) )	(58.9 (70.5 (68.9	) ) )	(122.7 (120.8 (107.7	) ) )
Gold equivalent	Six months to June 2022	1,247.1		1,247.1		1,207.5		163.9		422.1		257.3		125.2		39.7		130.5
ounces sold	Six months to Dec 2021	1,281.6		1,281.6		1,236.7		168.3		430.6		264.8		120.9		44.9		144.9
	Six months to June 2021	1,154.7		1,154.7		1,102.3		124.4		442.7		256.9		133.5		52.3		103.5
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	Six months to June 2022 Six months to Dec 2021 Six months to June 2021	1,170 1,075 1,130		1,159 1,055 1,125		1,148 1,036 1,116		1,361 1,269 1,370		1,199 1,087 1,083		1,308 1,111 1,207		885 857 754		1,485 1,570 1,317		940 834 1,041
All-in cost (per table on page 41)	Six months to June 2022 Six months to Dec 2021	(1,594.3 (1,589.1	) )	(1,420.0 (1,309.7	) )	(1,357.4 (1,233.9	) )	(233.6 (224.1	) )	(519.1 (478.0	) )	(335.9 (293.6	) )	(120.7 (108.6	) )	(62.5 (75.8	) )	(24.8 (12.0	) )
	Six months to June 2021	(1,394.5)		(1,262.3)		(1,186.6)		(179.5)		(493.0)		(309.1)		(108.2)		(75.8)		(13.9)
Add back by-product	Six months to June 2022	(105.4)		(105.4)		(105.2)		(0.3)		(0.8)		(0.5)		(0.1)		(0.1)		(103.2)
credits	Six months to Dec 2021	(128.2)		(128.2)		(128.1)		(0.3)		(0.8)		(0.6)		(0.1)		(0.1)		(125.9)
	Six months to June 2021	(109.2)		(109.2)		(109.0)		(0.3)		(1.2)		(0.9)		(0.1)		(0.2)		(106.4)
All-in cost gross of	Six months to June 2022	(1,699.7)		(1,525.3)		(1,462.7)		(233.9)		(519.8)		(336.4)		(120.8)		(62.7)		(128.0)
by-product credits	Six months to Dec 2021	(1,717.2)		(1,437.8)		(1,361.9)		(224.4)		(478.8)		(294.2)		(108.7)		(75.9)		(138.0)
	Six months to June 2021	(1,503.7)		(1,371.5)		(1,295.5)		(179.9)		(494.2)		(310.0)		(108.2)		(75.9)		(120.3)
Gold equivalent	Six months to June 2022	1,247.1		1,247.1		1,207.5		163.9		422.1		257.3		125.2		39.7		130.5
ounces sold	Six months to Dec 2021	1,281.6		1,281.6		1,236.7		168.3		430.6		264.8		120.9		44.9		144.9
	Six months to June 2021	1,154.7		1,154.7		1,102.3		124.4		442.7		256.9		133.5		52.3		103.5
AIC gross of by-product	Six months to June 2022	1,363		1,223		1,211		1,427		1,231		1,308		965		1,579		981
credits per equivalent	Six months to Dec 2021	1,340		1,122		1,101		1,333		1,112		1,111		899		1,691		952
ounce of gold – US$/eq oz	Six months to June 2021	1,302		1,188		1,175		1,446		1,116		1,207		811		1,451		1,162

Gold Fields H1 Results	2022

All-in sustaining costs and all-in cost gross of by-product credits per equivalent ounce of gold sold (unreviewed) continued

World Gold Council Industry Standard

				United States Dollars
				Australia Region
				Australia
Figures in millions unless otherwise stated		Total		St Ives		Agnew		Granny Smith		Gruyere 50%		Corporate and projects
All-in sustaining costs (per table on pages 42 and 43)	Six months to June 2022 Six months to Dec 2021	(592.6 (547.9	) )	(227.2 (196.0	) )	(143.7 (126.8	) )	(144.7 (151.2	) )	(77.0 (73.8	) )	(13.6 (26.2	) )
	Six months to June 2021	(540.4)		(197.3)		(132.6)		(141.9)		(68.6)		(5.7)
Add back by-product credits	Six months to June 2022	(1.1)		(0.5)		(0.2)		(0.1)		(0.3)		—
	Six months to Dec 2021	(1.1)		(0.5)		(0.2)		(0.1)		(0.3)		—
	Six months to June 2021	(1.3)		(0.6)		(0.2)		(0.1)		(0.4)		—
All-in sustaining costs gross of by-product credits	Six months to June 2022 Six months to Dec 2021	(593.6 (549.0	) )	(227.7 (196.5	) )	(143.9 (127.0	) )	(144.8 (151.3	) )	(77.2 (74.1	) )	(13.6 (26.2	) )
	Six months to June 2021	(541.7)		(197.9)		(132.8)		(142.0)		(69.0)		(5.7)
Gold equivalent ounces sold	Six months to June 2022	530.6		191.7		121.0		138.3		79.6		—
	Six months to Dec 2021	537.8		202.6		110.3		161.1		63.8		—
	Six months to June 2021	484.1		188.5		112.5		122.6		60.6		—
AISC gross of by-product	Six months to June 2022	1,119		1,187		1,189		1,047		971		—
credits per equivalent ounce of gold – US$/eq oz	Six months to Dec 2021 Six months to June 2021	1,021 1,119		970 1,050		1,152 1,180		939 1,158		1,161 1,139		—
All-in cost	Six months to June 2022	(642.5)		(236.4)		(163.7)		(165.3)		(77.1)		(174.3)
(per table on page 43)	Six months to Dec 2021	(595.6)		(203.7)		(144.5)		(172.8)		(74.6)		(279.4)
	Six months to June 2021	(575.9)		(203.2)		(146.8)		(156.4)		(69.4)		(132.2)
Add back by-product	Six months to June 2022	(1.1)		(0.5)		(0.2)		(0.1)		(0.3)		—
credits	Six months to Dec 2021	(1.1)		(0.5)		(0.2)		(0.1)		(0.3)		—
	Six months to June 2021	(1.3)		(0.6)		(0.2)		(0.1)		(0.4)		—
All-in cost gross of	Six months to June 2022	(643.5)		(236.8)		(163.9)		(165.4)		(77.4)		(174.3)
by-product credits	Six months to Dec 2021	(596.7)		(204.2)		(144.7)		(172.9)		(74.8)		(279.4)
	Six months to June 2021	(577.2)		(203.8)		(147.1)		(156.5)		(69.8)		(132.2)
Gold equivalent ounces sold	Six months to June 2022	530.6		191.7		121.0		138.3		79.6		—
	Six months to Dec 2021	537.8		202.6		110.3		161.1		63.8		—
	Six months to June 2021	484.1		188.5		112.5		122.6		60.6		—
AIC gross of by-product	Six months to June 2022	1,213		1,235		1,355		1,196		972		—
credits per equivalent	Six months to Dec 2021	1,110		1,008		1,312		1,074		1,173		—
ounce of gold – US$/eq oz	Six months to June 2021	1,192		1,081		1,307		1,277		1,152		—

Gold Fields H1 Results	2022

Underground and surface (unreviewed)

		Total Mine Operations including Equity- accounted Joint Venture	Total Mine Operations excluding Equity- accounted Joint Venture	South Africa Region	West Africa Region				South Africa Region	Australia Region
					Ghana				Peru	Australia
Imperial ounces with metric tonnes and grade				South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)
Six months to	June 2022	2,930	2,930	816	—	—	—	—	—	2,115	801	510	804	—
– underground ore	Dec 2021	3,116	3,116	794	—	—	—	—	—	2,321	967	526	828	—
	June 2021	3,054	3,054	745	—	—	—	—	—	2,309	958	522	828	—
Six months to	June 2022	1,300	1,300	99	—	—	—	—	—	1,201	420	433	349	—
– underground waste	Dec 2021 June 2021	1,527 1,383	1,527 1,383	114 87	— —	— —	— —	— —	— —	1,414 1,295	468 384	428 464	518 447	— —
Six months to	June 2022	19,072	18,285	—	10,738	6,341	3,610	788	5,478	2,856	201	—	—	2,655
– surface ore	Dec 2021 June 2021	21,534 16,835	20,145 15,406	— —	11,961 10,884	6,578 5,178	3,993 4,277	1,389 1,428	5,927 3,032	3,647 2,919	769 646	— —	— —	2,878 2,274
Six months to	June 2022	23,302	22,515	914	10,738	6,341	3,610	788	5,478	6,172	1,422	942	1,152	2,655
– total	Dec 2021	26,177	24,788	908	11,961	6,578	3,993	1,389	5,927	7,382	2,203	954	1,346	2,878
	June 2021	21,271	19,843	833	10,884	5,178	4,277	1,428	3,032	6,524	1,988	986	1,275	2,274
Grade mined (grams per tonne)
Six months to	June 2022	6.0	6.0	6.2	—	—	—	—	—	5.9	5.0	7.4	5.8	—
– underground ore	Dec 2021 June 2021	6.1 5.5	6.1 5.5	6.7 5.9	— —	— —	— —	— —	— —	5.8 5.3	5.0 4.8	6.6 6.6	6.3 5.0	— —
Six months to	June 2022	1.1	1.1	—	1.3	1.1	1.6	1.5	0.7	1.1	1.1	—	—	1.1
– surface ore	Dec 2021 June 2021	1.2 1.3	1.2 1.3	— —	1.4 1.5	1.3 1.4	1.5 1.6	1.3 1.3	0.8 0.7	1.1 1.3	1.8 2.7	— —	— —	0.9 1.0
Six months to	June 2022	1.8	1.8	5.5	1.3	1.1	1.6	1.5	0.7	3.2	4.2	7.4	5.8	1.1
– total	Dec 2021	1.8	1.8	6.7	1.4	1.3	1.5	1.3	0.8	3.0	3.6	6.6	6.3	0.9
	June 2021	2.0	2.0	5.3	1.5	1.4	1.6	1.3	0.7	3.1	4.0	6.6	5.0	1.0
Gold mined (000 ounces)
Six months to	June 2022	563.7	563.7	161.7	—	—	—	—	—	402.0	130.0	121.0	151.1	—
– underground ore	Dec 2021	606.4	606.4	171.0	—	—	—	—	—	435.4	154.5	112.0	168.9	—
	June 2021	536.5	536.5	142.3	—	—	—	—	—	394.2	149.2	111.4	133.6	—
Six months to	June 2022	684.5	645.8	—	454.0	232.6	182.6	38.7	126.6	103.9	7.0	—	—	96.9
– surface ore	Dec 2021 June 2021	810.0 711.0	752.6 652.7	—	529.3 512.5	282.7 237.8	189.2 216.4	57.4 58.3	147.9 72.4	132.8 126.2	45.4 56.2	—	—	87.4 70.0
Six months to	June 2022	1,248.3	1,209.5	161.7	454.0	232.6	182.6	38.7	126.6	505.9	137.0	121.0	151.1	96.9
– total	Dec 2021	1,416.4	1,359.0	171.0	529.3	282.7	189.2	57.4	147.9	568.2	199.9	112.0	168.9	87.4
	June 2021	1,247.5	1,189.2	142.3	512.5	237.8	216.4	58.3	72.4	520.3	205.4	111.4	133.6	70.0
Ore milled/treated (000 tonnes)
Six months to	June 2022	3,049	3,049	761	—	—	—	—	—	2,288	928	584	777	—
– underground ore	Dec 2021 June 2021	3,309 3,032	3,309 3,032	785 751	— —	— —	— —	— —	— —	2,525 2,281	1,059 831	628 626	838 824	— —
Six months to	June 2022	79	79	79	—	—	—	—	—	—	—	—	—	—
– underground waste	Dec 2021 June 2021	98 56	98 56	98 56	— —	— —	— —	— —	— —	— —	— —	— —	— —	— —
Six months to	June 2022	18,081	16,782	659	10,617	6,966	2,351	1,299	3,416	3,390	1,113	—	—	2,277
– surface ore	Dec 2021 June 2021	17,817 17,917	16,461 16,603	567 665	10,618 10,648	6,895 6,982	2,367 2,352	1,357 1,313	3,482 3,336	3,150 3,268	981 1,217	— —	— —	2,168 2,051
Six months to	June 2022	21,209	19,910	1,499	10,617	6,966	2,351	1,299	3,416	5,679	2,041	584	777	2,277
– total	Dec 2021	21,224	19,868	1,450	10,618	6,895	2,367	1,357	3,482	5,674	2,040	628	838	2,168
	June 2021	21,005	19,691	1,472	10,648	6,982	2,352	1,313	3,336	5,549	2,048	626	824	2,051

Gold Fields H1 Results	2022

		Total Mine Operations including Equity- accounted Joint Venture	Total Mine Operations excluding Equity- accounted Joint Venture	South Africa Region	West Africa Region				South Africa Region	Australia Region
					Ghana				Peru	Australia
Imperial ounces with metric tonnes and grade				South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Yield (grams per tonne)
Six months to	June 2022	5.8	5.8	6.6	—	—	—	—	—	5.6	5.0	6.4	5.5	—
– underground ore	Dec 2021 June 2021	5.5 4.9	5.5 4.9	6.5 5.2	— —	— —	— —	— —	— —	5.3 4.9	4.6 4.6	5.5 5.5	5.9 4.6	— —
Six months to	June 2022	1.2	1.2	0.1	1.2	1.1	1.7	1.0	1.2	1.1	1.1	—	—	1.1
– surface ore	Dec 2021 June 2021	1.2 1.2	1.2 1.2	0.1 0.1	1.3 1.3	1.2 1.1	1.6 1.8	1.0 1.2	1.3 0.9	1.1 1.2	1.5 1.7	— —	— —	0.9 0.9
Six months to	June 2022	1.8	1.9	3.4	1.2	1.1	1.7	1.0	1.2	2.9	2.9	6.4	5.5	1.1
– combined	Dec 2021 June 2021	1.9 1.7	1.9 1.7	3.5 2.7	1.3 1.3	1.2 1.1	1.6 1.8	1.0 1.2	1.3 0.9	3.0 2.7	3.1 2.9	5.5 5.5	5.9 4.6	0.9 0.9
Gold produced (000 ounces)
Six months to	June 2022	570.5	570.5	161.2	—	—	—	—	—	409.2	150.5	120.5	138.3	—
– underground ore	Dec 2021 June 2021	589.7 481.6	589.7 481.6	162.8 125.6	— —	— —	— —	— —	— —	426.8 356.1	157.6 123.1	111.3 111.7	158.0 121.3	— —
Six months to	June 2022	674.8	633.3	2.7	424.0	257.3	125.2	41.6	129.9	118.2	39.8	—	—	78.4
– surface ore	Dec 2021 June 2021	692.3 666.5	647.4 616.8	2.2 2.1	430.7 440.1	264.8 256.9	120.9 133.5	44.9 49.7	149.0 99.3	110.5 125.1	46.9 65.4	— —	— —	63.6 59.7
Six months to	June 2022	1,245.3	1,203.7	163.9	424.0	257.3	125.2	41.6	129.9	527.4	190.3	120.5	138.3	78.4
– total	Dec 2021	1,282.0	1,237.1	165.0	430.7	264.8	120.9	44.9	149.0	537.4	204.5	111.3	158.0	63.6
	June 2021	1,148.2	1,098.5	127.6	440.1	256.9	133.5	49.7	99.3	481.2	188.5	111.7	121.3	59.7
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)
Six months to	June 2022	143	143	178	—	—	—	—	—	130	103	160	139	—
– underground	Dec 2021 June 2021	126 134	126 134	161 174	— —	— —	— —	— —	— —	113 120	102 110	135 134	112 119	— —
Six months to	June 2022	30	30	25	31	26	44	34	31	26	29	—	—	25
– surface	Dec 2021 June 2021	31 28	30 27	33 17	33 30	26 23	47 47	44 42	30 25	26 25	32 31	— —	— —	23 21
Six months to	June 2022	47	47	111	31	26	44	34	31	68	63	160	139	25
– total	Dec 2021	46	47	111	33	26	47	44	30	65	69	135	112	23
	June 2021	43	44	103	30	23	47	42	25	64	63	134	119	21

Gold Fields H1 Results	2022

Review of Operations

Quarter ended 30 June 2022 compared with quarter ended 31 March 2022

Figures may not add as they are rounded independently

South Africa region

South Deep

		June 2022	March 2022	% Variance
Ore mined	000 tonnes	451	364	24%
Waste mined	000 tonnes	36	63	(43)%
Total tonnes	000 tonnes	487	427	14%
Grade mined – underground reef	g/t	6.05	6.32	(4)%
Grade mined – underground total	g/t	5.60	5.39	4%
	kg	2,728	2,303	18%
Gold mined	000’oz	87.7	74.0	19%
Destress	m			—%
Development	m	2,889	2,817	3%
Secondary support	m	3,145	3,906	(19)%
Backfill	m3	67,381	86,418	(22)%
Ore milled – underground reef	000 tonnes	415	345	20%
Ore milled – underground waste	000 tonnes	22	57	(61)%
Total underground tonnes milled	000 tonnes	437	402	9%
Ore milled – surface	000 tonnes	327	332	(2)%
Total tonnes milled	000 tonnes	764	734	4%
Yield – underground reef	g/t	6.32	6.92	(9)%
Surface yield	g/t	0.14	0.11	27%
Total yield	g/t	3.49	3.31	5%
	kg	2,673	2,425	10%
Gold produced	000’oz	85.9	78.0	10%
	kg	2,673	2,425	10%
Gold sold	000’oz	85.9	78.0	10%
	R/kg	673,899	671,829	—%
AISC	US$/oz	1,347	1,373	(2)%
	R/kg	705,902	705,316	—%
AIC	US$/oz	1,410	1,441	(2)%
Sustaining capital expenditure	Rm	454.8	356.4	28%
	US$m	29.3	23.4	25%
Non-sustaining capital expenditure	Rm	85.5	81.2	5%
	US$m	5.5	5.3	4%
Total capital expenditure	Rm	540.3	437.6	23%
	US$m	34.8	28.7	21%

Gold production increased by 10% to 2,673kg (85,900oz) in the June quarter from 2,425kg (78,000oz) in the March quarter as a result of higher underground ore mined in line with the Business plan with total tonnes mined increasing by 14% to 487kt in the June quarter from 427kt in the March quarter. Total gold mined increased by 18% to 2,728kg (87,700oz) in the June quarter from 2,303kg (74,000oz) in the March quarter mainly as a result of higher reef tonnes due to increased production volumes.

Reef yield decreased by 9% to 6.32g/t in the June quarter from 6.92g/t in the March quarter due to a slight reduction in broken reef grade and an increase in gold in process (GIP).

Total underground tonnes milled increased by 9% to 437kt in the June quarter from 402kt in the March quarter while surface tonnes milled decreased by 2% to 327kt in the June quarter from 332kt in the March quarter.

Development increased by 3% to 2,889 metres in the June quarter from 2,817 metres in the March quarter as a result of an increase in rig production rates, which is in line with the production plan.

Secondary support installed decreased by 19% to 3,145 metres in the June quarter from 3,906 metres in the March quarter, due to intermittent support rig machine availability and the redeployment of rigs to conduct primary support. Backfill decreased by 22% to 67,381m3 in the June quarter from 86,418m3 in the March quarter due to reduced stope availability and intermittent pumping infrastructure availability. This decrease will have no impact on the forecast production for 2022.

All-in cost was marginally higher at R705,902/kg (US$1,410/oz) in the June quarter from R705,316/kg (US$1,441/oz) in the March quarter mainly due to an increase in capital expenditure and cost of sales before amortisation and depreciation, offset by higher gold sold.

Total capital expenditure increased by 23% to R540m (US$35m) in the June quarter from R438m (US$29m) in the March quarter.

Sustaining capital expenditure increased by 28% to R455m (US$29m) in the June quarter from R356m (US23m) in the March quarter mainly due to higher spend at the Doornpoort tailings facility, the solar plant and equipment deliveries.

Non-sustaining capital expenditure increased by 5% to R86m (US$6m) in the June quarter from R81m (US$5m) in the March quarter due to an increase in spending in new mine development during the current quarter.

South Deep obtained approval from NERSA on 16 March 2022 to increase the solar project capacity from 40MW to 60MW. We will deliver self-generation of 50MW in Q3 2022. Project to date expenditure on the plant is R500m (US$32m), with R153m (US$10m) committed bringing the total to R653m (US$42m). The total expenditure to build and commission the plant is estimated to be R700m (US$47m).

The construction of the plant is currently 7% behind schedule, and spending is currently 23% behind plan, due to global supply constraints and securing shipping slots, however, the plant is still planned for commissioning in Q3 2022.

West Africa region

Ghana

Tarkwa

		June 2022	March 2022	% Variance
Ore mined	000 tonnes	3,058	3,283	(7)%
Waste (capital)	000 tonnes	11,374	10,931	4%
Waste (operational)	000 tonnes	6,869	7,845	(12)%
Total waste mined	000 tonnes	18,243	18,776	(3)%
Total tonnes mined	000 tonnes	21,301	22,059	(3)%
Strip ratio	waste/ore	6.0	5.7	5%
Grade mined	g/t	1.12	1.16	(3)%
Gold mined	000’oz	109.7	122.9	(11)%
Tonnes milled	000 tonnes	3,518	3,447	2%
Yield	g/t	1.14	1.16	(2)%
Gold produced	000’oz	128.8	128.5	—%
Gold sold	000’oz	128.8	128.5	—%
AISC	US$/oz	1,342	1,269	6%
AIC	US$/oz	1,342	1,269	6%
Sustaining capital expenditure	US$m	63.0	57.2	10%
Non-sustaining expenditure	US$m	—	—	—%
Total capital expenditure	US$m	63.0	57.2	10%

Gold Fields H1 Results	2022

Gold production increased marginally to 128,800oz in the June quarter from 128,500oz in the March quarter due to higher tonnes milled. Yield decreased by 2% to 1.14g/t in the June quarter from 1.16g/t in the March quarter due to lower grade ore mined and fed. Ex-pit ore processed in the June quarter was 2.9Mt at 1.12/t compared with 3.1Mt at 1.16g/t in the March quarter.

Total tonnes mined, including capital waste stripping, decreased by 3% to 21.3Mt in the June quarter from 22.1Mt in the March quarter in line with the plan. Ore mined decreased by 7% to 3.1Mt in the June quarter from 3.3Mt in the March quarter due to the impact of rain on ore mined at the lower elevations of the Teberebie pit and focus on capital waste stripping. Capital waste stripping increased by 4% to 11.4Mt in the June quarter from 10.9Mt in the March quarter mainly at Teberebie and Kobada pit to expose ore. Operational waste decreased by 12% to 6.9Mt in the June quarter from 7.8Mt in the March quarter in line with the mining schedule. Strip ratio increased by 5% to 6.0 in the June quarter from 5.7 in the March quarter due to the increase in capital waste stripping. Gold mined decreased by 11% to 109.7koz in the June quarter from 122.9koz in the March quarter due to lower ore tonnes mined and grade.

Ore tonnes processed increased by 2% to 3,518kt in the June quarter from 3,447kt in the March quarter due to improved overall plant effectiveness.

All-in cost increased by 6% to US$1,342/oz in the June quarter from US$1,269/oz in the March quarter due to higher cost of sales before amortisation and depreciation as a result of higher mining cost as a result of the negative impacts of headwinds on diesel and explosive pricing and higher capital expenditure.

Capital expenditure increased by 10% to US$63m in the June quarter from US$57m in the March quarter mainly due to higher capital waste tonnes mined and higher mining unit cost.

Damang

		June 2022	March 2022	% Variance
Ore mined	000 tonnes	1,735	1,875	(7)%
Waste (capital)	000 tonnes	2,650	1,662	59%
Waste (operational)	000 tonnes	1,623	3,005	(46)%
Total waste mined	000 tonnes	4,273	4,667	(8)%
Total tonnes mined	000 tonnes	6,008	6,542	(8)%
Strip ratio	waste/ore	2.5	2.5	—%
Grade mined	g/t	1.62	1.53	6%
Gold mined	000’oz	90.4	92.3	(2)%
Tonnes milled	000 tonnes	1,180	1,171	1%
Yield	g/t	1.67	1.64	2%
Gold produced	000’oz	63.2	62.0	2%
Gold sold	000’oz	63.2	62.0	2%
AISC	US$/oz	876	891	(2)%
AIC	US$/oz	961	967	(1)%
Sustaining capital expenditure	US$m	16.9	10.9	55%
Non-sustaining expenditure	US$m	2.6	2.6	—%
Total capital expenditure	US$m	19.5	13.5	44%

Gold production increased by 2% to 63,200oz in the June quarter from 62,000oz in the March quarter due to higher yield and throughput. Yield increased by 2% to 1.67g/t in the June quarter from 1.64g/t in the March quarter due to higher grade ex-pit material mined and fed at an improved Mine Call Factor (MCF).

Total tonnes mined decreased by 8% to 6.0Mt in the June quarter from 6.5Mt in the March quarter due to lower operating waste tonnes mined. Ore tonnes mined decreased by 7% to 1.7Mt in the June quarter from 1.9Mt in the March quarter.

Mined grade increased by 6% to 1.62g/t in the June quarter from 1.53g/t in the March quarter. Operational waste tonnes mined decreased by 46% to 1.6Mt in the June quarter from 3.0Mt in the March quarter in line with the mining sequence. Capital waste tonnes mined increased by 59% to 2.7Mt in the June quarter from 1.7Mt in the March quarter due to the increased mining rate at Huni pit.

All-in cost decreased by 1% to US$961/oz in the June quarter from US$967/oz in the March quarter mainly due to higher gold sold and lower cost of sales before amortisation and depreciation, partially offset by higher capital expenditure .

Total capital expenditure increased by 44% to US$20m in the June quarter from US$14m in the March quarter. Sustaining capital expenditure increased by 55% to US$17m in the June quarter from US$11m in the March quarter due to timing of expenditure on the Huni capital waste stripping. Non-sustaining capital expenditure remained similar at US$3m in the June quarter.

Asanko (Equity-accounted Joint Venture)

All figures in table on a 100% basis

		June 2022	March 2022	% Variance
Ore mined	000 tonnes	675	1,075	(37)%
Waste (capital)	000 tonnes	—	—	—%
Waste (operational)	000 tonnes	1,320	5,279	(75)%
Total waste mined	000 tonnes	1,320	5,279	(75)%
Total tonnes mined	000 tonnes	1,995	6,354	(69)%
Strip ratio	waste/ore	2.0	4.9	(59)%
Grade mined	g/t	1.59	1.49	7%
Gold mined	000’oz	34.4	51.6	(33)%
Tonnes milled	000 tonnes	1,406	1,482	(5)%
Yield	g/t	1.11	0.89	25%
Gold produced	000’oz	50.0	42.3	18%
Gold sold	000’oz	46.2	41.9	10%
AISC	US$/oz	1,431	1,538	(7)%
AIC	US$/oz	1,519	1,639	(7)%
Sustaining capital expenditure	US$m	3.0	1.1	173%
Non-sustaining expenditure	US$m	0.5	1.4	(64)%
Total capital expenditure	US$m	3.5	2.5	40%

Gold production increased by 18% to 50,000oz (100% basis) in the June quarter from 42,300oz (100% basis) in the March quarter mainly due to higher yield on the back of higher grades mined from Akwasiso.

Total tonnes mined decreased by 69% to 2.0Mt in the June quarter from 6.4Mt in the March quarter. Total waste tonnes mined decreased by 75% to 1.3Mt in the June quarter from 5.3Mt in the March quarter due to a reduced strip ratio at the Akwasiso pit and suspension of mining activities at the Esaase pit. Ore tonnes mined decreased by 37% to 0.7Mt in the June quarter from 1.1Mt in the March quarter accordingly.

All-in cost decreased by 7% to US$1,519/oz in the June quarter from US$1,639/oz in the March quarter mainly due to higher gold sold, partially offset by higher capital expenditure.

Gold Fields H1 Results	2022

Total capital expenditure increased by 40% to US$4m in the June quarter from US$3m in the March quarter.

Sustaining capital expenditure increased by 173% to US$3m in the June quarter from US$1m in the March quarter mainly due to the start of TSF stage 7 and Nkran and Esaase drilling in the June quarter. Non-sustaining capital expenditure decreased by 64% to US$1m in the June quarter from US$1m in the March quarter mainly due to reduced expenditure as planned.

South America region

Peru

Cerro Corona

		June 2022	March 2022	% Variance
Ore mined	000 tonnes	3,185	2,293	39%
Waste mined	000 tonnes	4,053	3,634	12%
Total tonnes mined	000 tonnes	7,238	5,927	22%
Grade mined – gold	g/t	0.76	0.66	15%
Grade mined – copper	per cent	0.41	0.39	5%
Gold mined	000’oz	77.8	48.8	59%
Copper mined	000 tonnes	13,049	8,881	47%
Tonnes milled	000 tonnes	1,687	1,729	(2)%
Gold recovery	per cent	67.9	69.9	(3)%
Copper recovery	per cent	88.0	88.5	(1)%
Yield – Gold	g/t	0.70	0.46	52%
– Copper	per cent	0.46	0.36	28%
– Combined	eq g/t	1.36	1.01	35%
Gold produced	000’oz	36.4	24.5	49%
Copper produced	tonnes	7,397	5,913	25%
Total equivalent gold produced	000’ eq oz	73.9	56.1	32%
Total equivalent gold sold	000’ eq oz	70.8	59.8	18%
AISC	US$/oz	650	(129)	(604)%
AISC	US$/ eq oz	921	963	(4)%
AIC	US$/oz	722	(27)	(2,774)%
AIC	US$/ eq oz	957	1,009	(5)%
Sustaining capital expenditure	US$m	9.5	2.9	228%
Non-sustaining expenditure	US$m	1.8	2.2	(18)%
Total capital expenditure	US$m	11.3	5.1	122%

Gold equivalent production increased by 32% to 73,900oz in the June quarter from 56,100oz in the March quarter mainly due to higher gold and copper grades in line with the planned mining sequence for the June quarter.

Total tonnes mined increased by 22% to 7.2Mt in the June quarter from 5.9Mt in the March quarter, mainly due to better climate conditions (dry season), as compared to the rainy season during the March quarter. Ore mined increased by 39% to 3.2Mt in the June quarter from 2.3Mt in the March quarter, and waste mined increased by 12% to 4.1Mt in the June quarter from 3.6Mt in the March quarter.

Gold and copper grades mined increased by 15% and 5% respectively, in line with the mining sequence expected for the June quarter. Consequently, gold yield increased by 52% to 0.70g/t in the June quarter from 0.46g/t in the March quarter and copper yield increased by 28% to 0.46% in the June quarter from 0.36% in the March quarter.

As a result of the higher total equivalent production, total equivalent gold sold increased by 18% to 70,800oz in the June quarter from 59,800oz in the March quarter.

All-in cost per gold ounce sold increased to US$722/oz in the June quarter from a negative US$27/oz in the March quarter mainly due to the effect of a lower copper by-product credit resulting from a lower copper price in the June quarter and higher capital expenditure, partially offset by higher gold ounces sold. All-in cost per equivalent ounce decreased by 5% to US$957 per equivalent ounce in the June quarter from US$1,009 per equivalent ounce in the March quarter mainly due to higher equivalent ounces sold, partially offset by higher capital expenditure.

Total capital expenditure increased by 122% to US$11m in the June quarter from US$5m in the March quarter mainly due to an increase in construction activities at the tailings dam during the dry season. Sustaining capital expenditure increased by 228% to US$10m in the June quarter from US$3m in the March quarter mainly due to construction of the tailings dam as explained above and a land acquisition. Non-sustaining capital expenditure was similar at US$2m in the June quarter.

In line with the planned mining sequence used to determine the 2022 guidance, equivalent gold production is expected to decrease in Q3 2022, with full year production still in line with guidance provided in February 2022.

Salares Norte

The Salares Norte project continued progressing during Q2 2022. Total project progress at the end of June was 77% compared to 70% at the end of Q1 2022. Construction progress increased to 9.3% for the three months ended 30 June 2022 compared with 8.8% for the three months ended 31 March 2022. This was an improvement on the back of the COVID-19 impact during Q1. However, construction productivity in Q2 was impacted by difficult weather conditions with snow events, very high winds and extremely low temperatures. Construction progress at the end of June 2022 was 73%.

US$94.2m was spent on the project during the quarter, comprising US$82.1m in capital expenditure, US$6.0m in exploration, US$4.5m in other cost, a US$1.4m investment in working capital and a realised loss of US$0.2m on the FX hedge. US$77.5m was spent on the project during Q1 2022.

Pre-stripping at the Brecha Principal pit continued as planned and 9.0Mt was stripped during Q2 2022 compared with 10.8Mt for Q1 2022. Project to date pre-stripping is 42.7Mt.

The exploration team remains focused on exploring the district, with 4,955 metres drilled for the three months ended 30 June 2021 compared with 6,148 metres for the three months ended 31 March 2021.

Gold Fields H1 Results	2022

Australia region

St Ives

		June 2022	March 2022	% Variance
Underground
Ore mined	000 tonnes	385	417	(8)%
Waste mined	000 tonnes	221	199	11%
Total tonnes mined	000 tonnes	606	616	(2)%
Grade mined	g/t	4.63	5.43	(15)%
Gold mined	000’oz	57.2	72.8	(21)%
Surface
Ore mined	000 tonnes	201	—	—%
Surface waste (capital)	000 tonnes	3,310	3,773	(12)%
Surface waste (operational)	000 tonnes	—	—	—%
Total waste mined	000 tonnes	3,310	3,773	(12)%
Total tonnes mined	000 tonnes	3,511	3,773	(7)%
Grade mined	g/t	1.08	—	—%
Gold mined	000’oz	7.0	—	—%
Strip ratio	waste/ore	16.4	—	—%
Total (underground and surface)
Total ore mined	000 tonnes	586	417	41%
Total grade mined	g/t	5.43	3.74	45%
Total tonnes mined	000 tonnes	4,117	4,389	(6)%
Total gold mined	000’oz	64.2	72.8	(12)%
Tonnes milled	000 tonnes	1,020	1,021	—%
Yield – underground	g/t	5.03	5.06	(1)%
Yield – surface	g/t	1.13	1.10	3%
Yield – combined	g/t	2.94	2.86	3%
Gold produced	000’oz	96.4	93.9	3%
Gold sold	000’oz	95.9	95.9	—%
	A$/oz	1,616	1,681	(4)%
AISC	US$/oz	1,153	1,217	(5)%
	A$/oz	1,712	1,718	—%
AIC	US$/oz	1,222	1,244	(2)%
Sustaining capital expenditure	A$m	38.2	38.8	(2)%
	US$m	27.2	28.1	(3)%
Non-sustaining capital expenditure	A$m	5.4	0.2	2,600%
	US$m	3.9	0.2	1,850%
Total capital expenditure	A$m	43.6	39.0	12%
	US$m	31.1	28.3	10%

Gold production increased by 3% to 96,400oz in the June quarter from 93,900oz in the March quarter mainly due to an increase in the average grade of ore milled.

At the underground operations, waste mined increased by 11% to 221,000t in the June quarter from 199,000t in the March quarter with increased development at Invincible underground mine.

Grade mined from underground operations decreased by 15% to 4.63g/t in the June quarter from 5.43g/t in the March quarter due to lower grades mined at Invincible underground mine, in line with the mine schedule. As a result of the decrease in grade and an 8% decrease in ore mined, gold mined decreased by 21% to 57,200oz in the June quarter from 72,800oz in the March quarter.

During the June quarter Neptune open pit stage 7 achieved first ore, realising 201,000 ore tonnes at an average grade of 1.08g/t generating 7,000oz (March quarter – nil). On the move to ore production, capital waste mined at the open pits decreased by 12% to 3.31Mt from 3.77Mt in the March quarter.

All-in cost at A$1,712/oz (US$1,222/oz) for the June quarter was similar in AUD terms to the March quarter at A$1,718/oz (US$1,244/oz).

Total capital expenditure increased by 12% to A$44m (US$31m) in the June quarter from A$39m (US$28m) in the March quarter.

Sustaining capital expenditure decreased by 2% to A$38m (US$27m) in the June quarter from A$39m (US$28m) in the March quarter and non-sustaining capital expenditure increased to A$5m (US$4m) in the June quarter from A$nil (US$nil) in the March quarter with capital development commencing at Invincible Deeps.

Agnew

		June 2022	March 2022	% Variance
Underground ore mined	000 tonnes	260	250	4%
Underground waste mined	000 tonnes	225	208	8%
Total tonnes mined	000 tonnes	485	458	6%
Grade mined – underground	g/t	6.71	8.08	(17)%
Gold mined	000’oz	56.0	65.0	(14)%
Tonnes milled	000 tonnes	292	292	—%
Yield	g/t	6.11	6.73	(9)%
Gold produced	000’oz	57.4	63.0	(9)%
Gold sold	000’oz	56.4	64.5	(13)%
	A$/oz	1,738	1,577	10%
AISC	US$/oz	1,240	1,142	9%
	A$/oz	2,005	1,775	13%
AIC	US$/oz	1,431	1,285	11%
Sustaining capital expenditure	A$m	21.6	21.5	—%
	US$m	15.4	15.5	(1)%
Non-sustaining capital expenditure	A$m	13.9	11.8	18%
	US$m	9.9	8.6	15%
Total capital expenditure	A$m	35.5	33.3	7%
	US$m	25.3	24.1	5%

Gold production decreased by 9% to 57,400oz in the June quarter from 63,000oz in the March quarter due to lower grade of ore mined and processed.

Mined grade decreased by 17% to 6.71g/t in the June quarter from 8.08g/t in the March quarter with lower grades mined from the Kath lode at Waroonga due to the mining sequence. As a result of the decrease in grade partially offset by a 4% increase in ore mined, gold mined decreased by 14% to 56,000oz in the June quarter from 65,000oz in the March quarter.

All-in cost increased by 13% to A$2,005/oz (US$1,431/oz) in the June quarter from A$1,775/oz (US$1,285/oz) in the March quarter, due to increased capital expenditure and decreased gold sold, partially offset by lower cost of sales before amortisation and depreciation.

Total capital expenditure increased by 7% to A$36m (US$25m) in the June quarter from A$33m (US$24m) in the March quarter.

Sustaining capital expenditure remained similar at A$22m (US$15m) in the June quarter. Non-sustaining capital expenditure increased by 18% to A$14m (US$10m) in the June quarter from A$12m (US$9m) in the March quarter with increased expenditure on the mill crushing circuit expansion.

Gold Fields H1 Results	2022

Granny Smith

		June 2022	March 2022	% Variance
Underground ore mined	000 tonnes	398	405	(2)%
Underground waste mined	000 tonnes	176	172	2%
Total tonnes mined	000 tonnes	574	577	(1)%
Grade mined – underground	g/t	6.31	5.39	17%
Gold mined	000’oz	80.9	70.2	15%
Tonnes milled	000 tonnes	388	389	—%
Yield	g/t	5.80	5.27	10%
Gold produced	000’oz	72.4	65.9	10%
Gold sold	000’oz	78.5	59.7	31%
	A$/oz	1,373	1,565	(12)%
AISC	US$/oz	981	1,133	(13)%
	A$/oz	1,585	1,767	(10)%
AIC	US$/oz	1,132	1,279	(11)%
Sustaining capital expenditure	A$m	15.1	18.3	(17)%
	US$m	10.8	13.3	(19)%
Non-sustaining capital expenditure	A$m	14.1	10.1	40%
	US$m	10.1	7.3	38%
Total capital expenditure	A$m	29.2	28.4	3%
	US$m	20.9	20.6	1%

Gold production increased by 10% to 72,400oz in the June quarter from 65,900oz in the March quarter due to increased grade of ore mined and processed.

Grade mined increased by 17% to 6.31g/t in the June quarter from 5.39g/t in the March quarter due to increased grades and volumes mined from the Z120 area. As a result of the increase in grade partially offset by a 2% decrease in ore mined, gold mined increased by 15% to 80,900oz in the June quarter from 70,200oz in the March quarter.

All-in cost decreased by 10% to A$1,585/oz (US$1,132/oz) in the June quarter from A$1,767/oz (US$1,279/oz) in the March quarter due to increased gold sold, partially offset by increased cost of sales before amortisation and depreciation as well as increased capital expenditure.

Total capital expenditure increased by 3% to A$29m (US$21m) in the June quarter from A$28m (US$21m) in the March quarter.

Sustaining capital expenditure decreased by 17% to A$15m (US$11m) in the June quarter from A$18m (US$13m) in the March quarter due to decreased expenditure on mine development in the June quarter. Non-sustaining capital expenditure increased by 40% to A$14m (US$10m) in the June quarter from A$10m (US$7m) in the March quarter due to increased expenditure on the second decline, development of the Z135 area and increased exploration expenditure.

Gruyere

		June 2022	March 2022	% Variance
Mine physicals in table on a 100% basis
Ore mined	000 tonnes	2,672	2,637	1%
Waste (Capital)	000 tonnes	3,750	6,748	(44)%
Waste (Operational)	000 tonnes	3,003	795	278%
Total waste mined	000 tonnes	6,753	7,543	(10)%
Total tonnes mined	000 tonnes	9,425	10,180	(7)%
Grade mined	g/t	1.19	1.08	10%
Gold mined	000’oz	102.6	91.3	12%
Strip ratio	waste/ ore	2.5	2.9	(14)%
Tonnes milled	000 tonnes	2,412	2,142	13%
Yield	g/t	1.10	1.03	7%
Gold produced	000’oz	85.7	71.1	21%
Gold sold	000’oz	88.9	70.3	26%
	A$/oz	1,220	1,503	(19)%
AISC	US$/oz	871	1,088	(20)%
AIC	A$/oz	1,225	1,503	(18)%
	US$/oz	874	1,088	(20)%
Capital in table on a 50% basis
Sustaining capital expenditure – 50% basis	A$m	9.4	12.6	(25)%
	US$m	6.7	9.1	(26)%
Non-sustaining capital expenditure – 50% basis	A$m	—	—	—%
	US$m	—	—	—%
Total capital expenditure – 50% basis	A$m	9.4	12.6	(25)%
	US$m	6.7	9.1	(26)%

Gold production increased by 21% to 85,700oz in the June quarter from 71,100oz in the March quarter due to an increase in grade of ore mined and processed, as well as increased tonnes milled.

Capital waste mined decreased by 44% to 3.75Mt in the June quarter from 6.75Mt in the March quarter and operational waste mined increased by 278% to 3.0Mt in the June quarter from 0.80Mt in the March quarter with stage 3 of the Gruyere pit moving out of the pre-strip phase during the June quarter.

Grade mined increased by 10% to 1.19g/t in the June quarter from 1.08g/t in the March quarter with increased grades mined from stages 2 and 3 of the Gruyere pit. As a result of the increase in grade and a 1% increase in ore mined, gold mined increased by 12% to 102,600oz in the June quarter from 91,300oz in the March quarter.

All-in cost decreased by 18% to A$1,225/oz (US$874/oz) in the June quarter from A$1,503/oz (US$1,088/oz) in the March quarter due to increased gold sold and lower capital expenditure, partially offset by increased mining costs on the back of increased operational volumes mined.

Sustaining capital expenditure (on a 50% basis) decreased by 25% to A$9m (US$7m) in the June quarter from A$13m (US$9m) in the March quarter with less mine development following stage 3 of the Gruyere pit moving out of the pre-strip phase during the June quarter.

Gold Fields H1 Results	2022

Salient features and cost benchmarks (unreviewed)

	United States Dollars
		Total Mine operations and projects including Equity- accounted Joint Venture	Total Mine operations and projects excluding Equity- accounted Joint Venture
				South African Region	West Africa Region				South America Region
					Ghana				Peru	Chile
Figures are in millions unless otherwise stated				South Deep	Total	Tarkwa	Damang	Asanko# 45%	Cerro Corona	Salares Norte Project
Ore milled/treated (000 tonnes)	June 2022 March 2022	10,689 10,520	10,057 9,853	764 734	5,331 5,286	3,518 3,447	1,180 1,171	632 667	1,687 1,729	— —
	June 2021	10,627	9,963	766	5,379	3,546	1,170	664	1,700	—
Yield (grams per tonne)	June 2022	1.9	1.9	3.5	1.3	1.1	1.7	1.1	1.4
	March 2022	1.8	1.8	3.3	1.2	1.2	1.6	0.9	1.0	—
	June 2021	1.7	1.8	2.8	1.3	1.2	1.6	1.1	1.0
Gold produced (000 managed equivalent ounces)	June 2022 March 2022	643.3 602.0	620.8 582.9	85.9 78.0	214.5 209.5	128.8 128.5	63.2 62.0	22.5 19.1	73.9 56.1	—
	June 2021	585.2	562.6	67.9	218.9	134.4	61.8	22.7	52.9	—
Gold produced (000 attributable equivalent ounces)	June 2022 March 2022	620.7 579.9	598.2 560.8	82.9 75.2	195.3 190.5	115.9 115.7	56.9 55.8	22.5 19.1	73.5 55.8	—
	June 2021	562.9	540.3	65.5	199.3	120.9	55.6	22.7	52.7	—
Gold sold (000 managed equivalent ounces)	June 2022	644.8	624.0	85.9	212.8	128.8	63.2	20.8	70.8	—
	March 2022	602.4	583.5	78.0	209.3	128.5	62.0	18.9	59.8	—
	June 2021	596.6	572.6	67.2	220.2	134.4	61.8	24.0	50.8	—
Cost of sales before amortisation and depreciation (million)	June 2022	(493.5)	(469.8)	(84.8)	(151.0)	(95.7)	(31.5)	(23.8)	(46.9)
	March 2022	(477.2)	(452.8)	(81.3)	(151.2)	(89.7)	(37.1)	(24.4)	(46.4)	—
	June 2021	(453.9)	(425.3)	(77.7)	(149.3)	(84.2)	(36.4)	(28.7)	(41.4)	—
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	June 2022	47	48	112	30	27	41	30	36	—
	March 2022	46	47	110	32	25	47	39	27	—
	June 2021	44	44	105	31	24	50	40	25
Sustaining capital (million)	June 2022	(180.1)	(178.7)	(29.3)	(81.2)	(63.0)	(16.9)	(1.3)	(9.5)	—
	March 2022	(161.0)	(160.5)	(23.4)	(68.7)	(57.2)	(10.9)	(0.5)	(2.9)	—
	June 2021	(152.9)	(149.8)	(11.7)	(63.4)	(57.0)	(3.3)	(3.1)&	(4.9)	—
Non-sustaining capital (million)	June 2022	(116.1)	(115.9)	(5.5)	(2.8)	—	(2.6)	(0.2)	(1.8)	(82.1)
	March 2022	(89.8)	(89.2)	(5.3)	(3.2)	—	(2.6)	(0.6)	(2.2)	(63.0)
	June 2021	(111.2)	(110.1)	(6.3)	(2.9)	—	(1.7)	(1.2)	(7.1)	(74.6)
Total capital expenditure (million)	June 2022	(296.2)	(294.6)	(34.8)	(84.0)	(63.0)	(19.5)	(1.5)	(11.3)	(82.1)
	March 2022	(250.8)	(249.7)	(28.7)	(71.9)	(57.2)	(13.5)	(1.1)	(5.1)	(63.0)
	June 2021	(264.1)	(259.9)	(18.0)	(66.3)	(57.0)	(5.0)	(4.3)	(12.0)	(74.6)
All-in sustaining costs (Dollar per ounce)	June 2022	1,137	1,127	1,347	1,213	1,342	876	1,431	650	—
	March 2022	1,136	1,122	1,373	1,181	1,269	891	1,538	(129)	—
	June 2021	1,103	1,085	1,350	1,123	1,216	778	1,497	(78)	—
Total all-in cost (Dollar per ounce)	June 2022	1,210	1,199	1,410	1,246	1,342	961	1,519	722	—
	March 2022	1,198	1,183	1,441	1,213	1,269	967	1,639	(27)	—
	June 2021	1,173	1,155	1,443	1,150	1,216	833	1,595	282	—

Average exchange rates were US$1 = R15.58, US$1 = R15.22 and US$1 = R14.13 for the June 2022, March 2022 and June 2021 quarters, respectively.

The Australian/US Dollar exchange rates were A$1 = US$0.71, A$1 = US$0.72 and A$1 = US$0.77 for the June 2022, March 2022 and June 2021 quarters, respectively.

Figures may not add as they are rounded independently.

#	Equity-accounted Joint Venture.

Gold Fields H1 Results	2022

Salient features and cost benchmarks (unreviewed) continued

		United States Dollars					Australian Dollars					South African Rand
		Australia Region					Australia Region					South Africa Region
		Australia					Australia
Figures are in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Operating Results
Ore milled/treated (000 tonnes)	June 2022 March 2022	2,907 2,772	1,020 1,021	292 292	388 389	1,206 1,071	2,907 2,772	1,020 1,021	292 292	388 389	1,206 1,071	765 734
	June 2021	2,781	1,021	329	438	993	2,781	1,021	329	438	993	766
Yield (grams per tonne)	June 2022	2.9	2.9	6.1	5.8	1.1	2.9	2.9	6.1	5.8	1.1	3.5
	March 2022	2.9	2.9	6.7	5.3	1.0	2.9	2.9	6.7	5.3	1.0	3.3
	June 2021	2.7	2.9	5.7	4.5	0.8	2.7	2.9	5.7	4.5	0.8	2.8
Gold produced (000 managed equivalent ounces)	June 2022 March 2022	269.0 258.4	96.4 93.9	57.4 63.0	72.4 65.9	42.8 35.6	269.0 258.4	96.4 93.9	57.4 63.0	72.4 65.9	42.8 35.6	2,673 2,425
	June 2021	245.5	94.5	60.8	63.6	26.6	245.5	94.5	60.8	63.6	26.6	2,112
Gold produced (000 attributable equivalent ounces)	June 2022 March 2022	269.0 258.4	96.4 93.9	57.4 63.0	72.4 65.9	42.8 35.6	269.0 258.4	96.4 93.9	57.4 63.0	72.4 65.9	42.8 35.6	2,577 2,338
	June 2021	245.5	94.5	60.8	63.6	26.6	245.5	94.5	60.8	63.6	26.6	2,037
Gold sold (000 managed equivalent ounces)	June 2022	275.3	95.9	56.4	78.5	44.5	275.3	95.9	56.4	78.5	44.5	2,673
	March 2022	255.3	95.9	64.5	59.7	35.1	255.3	95.9	64.5	59.7	35.1	2,425
	June 2021	258.4	99.9	64.6	65.4	28.4	258.4	99.9	64.6	65.4	28.4	2,089
Cost of sales before amortisation and depreciation (million)	June 2022	(210.8)	(77.1)	(47.3)	(59.4)	(27.0)	(295.2)	(108.1)	(66.3)	(83.0)	(37.7)	(1,320.7)
	March 2022	(198.3)	(79.4)	(49.0)	(46.1)	(23.7)	(273.9)	(109.7)	(67.7)	(63.7)	(32.7)	(1,237.6)
	June 2021	(185.6)	(70.7)	(46.4)	(49.2)	(19.3)	(241.1)	(91.8)	(60.2)	(64.0)	(25.1)	(1,100.3)
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	June 2022	67	62	159	142	25	94	86	222	199	35	1,738
	March 2022	69	63	162	136	25	95	87	223	188	34	1,679
	June 2021	64	64	126	112	22	83	84	163	145	28	1,489
Sustaining capital (million)	June 2022	(60.1)	(27.2)	(15.4)	(10.8)	(6.7)	(84.3)	(38.2)	(21.6)	(15.1)	(9.4)	(454.8)
	March 2022	(66.0)	(28.1)	(15.5)	(13.3)	(9.1)	(91.2)	(38.8)	(21.5)	(18.3)	(12.6)	(356.4)
	June 2021	(73.0)	(27.9)	(17.4)	(17.4)	(10.3)	(94.7)	(36.2)	(22.5)	(22.6)	(13.3)	(166.1)
Non-sustaining capital (million)	June 2022	(23.9)	(3.9)	(9.9)	(10.1)	—	(33.4)	(5.4)	(13.9)	(14.1)	—	(85.5)
	March 2022	(16.0)	(0.2)	(8.6)	(7.3)	—	(22.2)	(0.2)	(11.8)	(10.1)	—	(81.2)
	June 2021	(20.4)	(3.1)	(8.1)	(8.5)	(0.7)	(26.4)	(4.0)	(10.5)	(11.0)	(0.9)	(89.9)
Total capital expenditure (million)	June 2022	(84.0)	(31.1)	(25.3)	(20.9)	(6.7)	(117.7)	(43.6)	(35.5)	(29.2)	(9.4)	(540.3)
	March 2022	(82.0)	(28.3)	(24.1)	(20.6)	(9.1)	(113.4)	(39.0)	(33.3)	(28.4)	(12.6)	(437.6)
	June 2021	(93.4)	(31.0)	(25.5)	(25.9)	(11.0)	(121.1)	(40.2)	(33.0)	(33.6)	(14.2)	(256.0)
All-in sustaining costs (Dollar per ounce)	June 2022	1,076	1,153	1,240	981	871	1,508	1,616	1,738	1,373	1,220	673,899
	March 2022 June 2021	1,161 1,118	1,217 1,065	1,142 1,109	1,133 1,168	1,088 1,207	1,604 1,452	1,681 1,382	1,577 1,441	1,565 1,517	1,503 1,568	671,829 615,178
Total all-in cost (Dollar per ounce)	June 2022	1,183	1,222	1,431	1,132	874	1,657	1,712	2,005	1,585	1,225	705,902
	March 2022	1,241	1,244	1,285	1,279	1,088	1,714	1,718	1,775	1,767	1,503	705,316
	June 2021	1,197	1,096	1,234	1,298	1,232	1,554	1,423	1,603	1,686	1,601	658,180

Average exchange rates were US$1 = R15.58, US$1 = R15.22 and US$1 = R14.13 for the June 2022, March 2022 and June 2021 quarters, respectively.

The Australian/US Dollar exchange rates were A$1 = US$0.71, A$1 = US$0.72 and A$1 = US$0.77 for the June 2022, March 2022 and June 2021 quarters, respectively.

Figures may not add as they are rounded independently.

Gold Fields H1 Results	2022

Underground and surface (unreviewed)

		Total Mine operations including Equity-	South Africa Region	West Africa Region				South America Region	Australia Region
		accounted		Ghana				Peru	Australia
Imperial ounces with metric tonnes and grade		Joint Venture	South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Tonnes mined	June 2022	1,494	451	—	—	—	—	—	1,043	385	260	398	—
(000 tonnes)*	March 2022	1,436	364	—	—	—	—	—	1,072	417	250	405	—
– underground ore	June 2021	1,608	399	—	—	—	—	—	1,209	512	264	433	—
	June 2022	659	36	—	—	—	—	—	623	221	225	176	—
– underground waste	March 2022	641	63	—	—	—	—	—	578	199	208	172	—
	June 2021	735	48	—	—	—	—	—	687	201	226	260	—
	June 2022	9,819	—	5,097	3,058	1,735	304	3,185	1,537	201	—	—	1,336
– surface ore	March 2022	9,253	—	5,642	3,283	1,875	484	2,293	1,319	—	—	—	1,319
	June 2021	9,046	—	5,579	2,772	2,207	600	1,932	1,534	233	—	—	1,301
	June 2022	11,971	487	5,097	3,058	1,735	304	3,185	3,203	807	485	574	1,336
– total	March 2022	11,331	427	5,642	3,283	1,875	484	2,293	2,969	616	458	577	1,319
	June 2021	11,389	447	5,579	2,772	2,207	600	1,932	3,430	947	489	693	1,301
Grade mined	June 2022	5.9	6.0	—	—	—	—	—	5.8	4.6	6.7	6.3	—
(grams per tonne)	March 2022	6.1	6.3	—	—	—	—	—	6.0	5.4	8.1	5.4	—
– underground ore	June 2021	5.5	6.2	—	—	—	—	—	5.3	4.6	7.1	5.0	—
	June 2022	1.1	—	1.3	1.1	1.6	1.6	0.8	1.2	1.1	—	—	1.2
– surface ore	March 2022	1.1	—	1.3	1.2	1.5	1.5	0.7	1.1	—	—	—	1.1
	June 2021	1.2	—	1.4	1.4	1.5	1.2	0.7	1.3	3.4	—	—	0.9
	June 2022	1.7	5.6	1.3	1.1	1.6	1.6	0.8	3.0	3.4	6.7	6.3	1.2
– total	March 2022	1.8	5.4	1.3	1.2	1.5	1.5	0.7	3.3	5.4	8.1	5.4	1.1
	June 2021	1.8	5.5	1.4	1.4	1.5	1.2	0.7	3.0	4.2	7.1	5.0	0.9
Gold mined	June 2022	281.7	87.7	—	—	—	—	—	194.0	57.2	56.0	80.9	—
(000 ounces)*	March 2022	282.0	74.0	—	—	—	—	—	208.0	72.8	65.0	70.2	—
– underground ore	June 2021	285.3	79.7	—	—	—	—	—	205.7	75.6	60.6	69.4	—
	June 2022	351.7	—	215.6	109.7	90.4	15.5	77.8	58.3	7.0	—	—	51.3
– surface ore	March 2022	332.8	—	238.4	122.9	92.3	23.2	48.8	45.6	—	—	—	45.6
	June 2021	360.8	—	257.2	125.2	108.2	23.8	41.8	61.7	25.4	—	—	36.4
	June 2022	633.4	87.7	215.6	109.7	90.4	15.5	77.8	252.3	64.2	56.0	80.9	51.3
– total	March 2022	614.8	74.0	238.4	122.9	92.3	23.2	48.8	253.6	72.8	65.0	70.2	45.6
	June 2021	646.1	79.7	257.2	125.2	108.2	23.8	41.8	267.4	101.0	60.6	69.4	36.4
Ore milled/treated	June 2022	1,569	415	—	—	—	—	—	1,154	473	292	388	—
(000 tonnes)	March 2022	1,480	345	—	—	—	—	—	1,135	454	292	389	—
– underground ore	June 2021	1,550	389	—	—	—	—	—	1,161	394	329	438	—
	June 2022	22	22	—	—	—	—	—	—	—	—	—	—
– underground waste	March 2022	57	57	—	—	—	—	—	—	—	—	—	—
	June 2021	31	31	—	—	—	—	—	—	—	—	—	—
	June 2022	9,098	327	5,331	3,518	1,180	632	1,687	1,753	547	—	—	1,206
– surface ore	March 2022	8,984	332	5,286	3,447	1,171	667	1,729	1,637	566	—	—	1,071
	June 2021	9,046	347	5,379	3,546	1,170	664	1,700	1,620	628	—	—	993
	June 2022	10,689	764	5,331	3,518	1,180	632	1,687	2,907	1,020	292	388	1,206
– total	March 2022	10,520	734	5,286	3,447	1,171	667	1,729	2,772	1,021	292	389	1,071
	June 2021	10,627	766	5,379	3,546	1,170	664	1,700	2,781	1,021	329	438	993
Yield	June 2022	5.8	6.3	—	—	—	—	—	5.6	5.0	6.1	5.8	—
(Grams per tonne)	March 2022	5.9	6.9	—	—	—	—	—	5.6	5.1	6.7	5.3	—
– underground ore	June 2021	5.0	5.4	—	—	—	—	—	4.9	4.6	5.7	4.5	—
	June 2022	1.2	0.1	1.3	1.1	1.7	1.1	1.4	1.1	1.1	—	—	1.1
– surface ore	March 2022	1.1	0.1	1.2	1.2	1.6	0.9	1.0	1.1	1.1	—	—	1.0
	June 2021	1.2	0.1	1.3	1.2	1.6	1.1	1.0	1.2	1.8	—	—	0.8
	June 2022	1.9	3.5	1.3	1.1	1.7	1.1	1.4	2.9	2.9	6.1	5.8	1.1
– combined	March 2022	1.8	3.3	1.2	1.2	1.6	0.9	1.0	2.9	2.9	6.7	5.3	1.0
	June 2021	1.7	2.8	1.3	1.2	1.6	1.1	1.0	2.7	2.9	5.7	4.5	0.8
Gold produced	June 2022	290.8	84.4	—	—	—	—	—	206.4	76.6	57.4	72.4	—
(000 ounces)	March 2022	279.6	76.8	—	—	—	—	—	202.8	73.9	63.0	65.9	—
– underground ore	June 2021	250.1	66.9	—	—	—	—	—	183.2	58.8	60.8	63.6	—

Gold Fields H1 Results	2022

		Total Mine operations including Equity-	South Africa Region	West Africa Region				South America Region	Australia Region
		accounted		Ghana				Peru	Australia
Imperial ounces with metric tonnes and grade		Joint Venture	South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
	June 2022	352.4	1.5	214.5	128.8	63.2	22.5	73.9	62.6	19.8	—	—	42.8
– surface ore	March 2022	322.4	1.2	209.5	128.5	62.0	19.1	56.1	55.6	20.0	—	—	35.6
	June 2021	335.1	1.0	218.9	134.4	61.8	22.7	52.9	62.3	35.7	—	—	26.6
	June 2022	643.3	85.9	214.5	128.8	63.2	22.5	73.9	269.0	96.4	57.4	72.4	42.8
– total	March 2022	602.0	78.0	209.5	128.5	62.0	19.1	56.1	258.4	93.9	63.0	65.9	35.6
	June 2021	585.2	67.9	218.9	134.4	61.8	22.7	52.9	245.5	94.5	60.8	63.6	26.6
Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne)	June 2022	144	184	—	—	—	—	—	129	99	159	142	—
– underground	March 2022	142	172	—	—	—	—	—	131	107	162	136	—
	June 2021	134	177	—	—	—	—	—	119	120	126	112	—
	June 2022	30	14	30	27	41	30	36	26	29	—	—	25
– surface	March 2022	30	35	32	25	47	39	27	26	28	—	—	25
	June 2021	28	18	31	24	50	40	25	25	29	—	—	22
	June 2022	47	112	30	27	41	30	36	67	62	159	142	25
– total	March 2022	46	110	32	25	47	39	27	69	63	162	136	25
	June 2021	44	105	31	24	50	40	25	64	64	126	112	22

*	Excludes surface material at South Deep.

Gold Fields H1 Results	2022

Independent Auditor’s Review Report

on Condensed Consolidated Financial Statements

To the Shareholders of Gold Fields Limited

We have reviewed the condensed consolidated interim financial statements of Gold Fields Limited, set out on pages 22 to 39 in the accompanying interim report, which comprise the condensed consolidated statement of financial position as at 30 June 2022 and the related condensed consolidated income statement, statements of comprehensive income, changes in equity and cash flows for the six-months then ended, and selected explanatory notes.

Directors’ Responsibility for the Interim Financial Statements

The directors are responsible for the preparation and presentation of these interim financial statements in accordance with the International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these interim financial statements. We conducted our review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.

The procedures in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements of Gold Fields Limited for the six months ended 30 June 2022 are not prepared, in all material respects, in accordance with the International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Other matter

Unless stated otherwise, we have not reviewed future financial performance and expectations, guidance provided, non-IFRS measures, including adjusted or normalised financial information, production and sales volumes, yields, all-in sustaining costs, total all-in costs, other non-financial information, and information not required by IAS 34 Interim Financial Reporting, expressed by the directors in the accompanying condensed consolidated interim financial statements and accordingly do not express a conclusion thereon as part of this review.

In addition, the comparative information for the statement of financial position is based on the audited financial statements as at 31 December 2021. The comparative information for the condensed consolidated income statement, statements of comprehensive income, changes in equity and cash flows, and related explanatory notes, for the six-months ended 30 June 2021 has not been audited or reviewed.

/s/ PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.

Director: PC Hough

Registered Auditor

Johannesburg, South Africa

25 August 2022

Gold Fields H1 Results	2022

Administration and corporate information

Corporate secretary

Anre Weststrate

Tel: +27 11 562 9719

Mobile: +27 83 635 5961

email: anre.weststrate@goldfields.com

Registered office

Johannesburg

Gold Fields Limited

150 Helen Road

Sandown

Sandton

2196

Postnet Suite 252

Private Bag X30500

Houghton

2041

Tel: +27 11 562 9700

Fax: +27 11 562 9829

Office of the United Kingdom secretaries

London

St James’s Corporate Services Limited

Suite 31, Second Floor

107 Cheapside

London

EC2V 6DN

United Kingdom

Tel: +44 (0) 20 7796 8644

email:general@corpserv.co.uk

American depository receipts transfer agent

Shareholder correspondence should be mailed to:

BNY Mellon

P O Box 505000

Louisville, KY 40233 – 5000

Overnight correspondence should be sent to:

BNY Mellon

462 South 4th Street, Suite 1600

Louisville, KY40202

email: shrrelations@cpushareownerservices.com

Phone numbers

Tel: 866 247 3871 Domestic

Tel: 201 680 6825 Foreign

Sponsor

J.P. Morgan Equities South Africa Proprietary Limited

1 Fricker Road

Illovo, Johannesburg 2196

South Africa

Investor enquiries

Avishkar Nagaser

Tel: +27 11 562 9775

Mobile: +27 82 312 8692

email: avishkar.nagaser@goldfields.com

Thomas Mengel

Tel: +27 11 562 9849

Mobile: +27 72 493 5170

email: thomas.mengel@goldfields.com

Media enquiries

Sven Lunsche

Tel: +27 11 562 9763

Mobile: +27 83 260 9279

email: sven.lunsche@goldfields.com

Transfer secretaries

South Africa

Computershare Investor Services (Proprietary) Limited

Rosebank Towers

15 Biermann Avenue

Rosebank

Johannesburg

2196

PO Box 61051

Marshalltown

2107

Tel: +27 11 370 5000

Fax: +27 11 688 5248

United Kingdom

Link Group

10th Floor, Central Square

29 Wellington Street

Leeds

LSI 4 DL

England

Tel: 0371 664 0300

If you are outside the United Kingdom please call (0) 371 664 0300

Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales.

email: shareholderenquiries@linkgroup.co.uk

Website

www.goldfields.com

Listings

JSE / NYSE / GFI

YGH Suleman† (Chairperson) CI Griffith• (Chief Executive Officer) PA Schmidt• (Chief Financial Officer) A Andani#† PJ Bacchus*† MC Bitar@†

TP Goodlace† JE McGill^ PG Sibiya† SP Reid^†

^Australian *British @Chilean #Ghanaian

†Independent Director •Non-independent Director

Gold Fields H1 Results	2022

Certain forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	changes in the market price of gold, and to a lesser extent copper and silver;

•	material changes in the value of Rand and non-U.S. Dollar currencies;

•	difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;

•	the ability of the Group to comply with requirements that it provide benefits to affected communities;

•	the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;

•	court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;

•	the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;

•	the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;

•	the success of the Group’s business strategy, development activities and other initiatives, particularly at the Salares Norte project;

•	changes in technical and economic assumptions underlying Gold Fields’ mineral reserve estimates;

•	supply chain shortages and increases in the prices of production imports;

•	changes in health and safety regulations that could lead to claims or liability for regulatory breaches;

•	the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;

•	loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions;

•	power cost increases as well as power stoppages, fluctuations and usage constraints;

•	regulation of greenhouse gas emissions and climate change;

•	high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;

•	the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;

•	the ability to obtain, renew and comply with, water use licences and water quality discharge standards;

•	the occurrence of future acid mine drainage related pollution;

•	geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;

•	economic, political or social instability in the countries where Gold Fields operates;

•	downgrades in the credit rating of South Africa and its impact on Gold Fields’ ability to secure financing;

•	reliance on outside contractors to conduct some of its operations;

•	ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;

•	the inability to modernise operations and remain competitive within the mining industry;

•	the effects of regional re-watering at South Deep;

•	the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;

•	actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields’ operations that leads to censure, penalties or negative reputational impacts;

•	the occurrence of labour disruptions and industrial actions;

•	the adequacy of the Group’s insurance coverage;

•	financial flexibility could be limited by South African exchange control regulations;

•	difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;

•	the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;

•	the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);

•	the identification of a material weakness in disclosure and internal controls over financial reporting;

•	difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;

•	liquidity risks in trading ordinary shares on JSE Limited;

•	Gold Fields’ ability to pay dividends or make similar payments to its shareholders; and

•	shareholders’ equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.

Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields’ filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2021 and the annual report on Form 20-F for the fiscal year ended 31 December 2021. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.

www.goldfields.com 22-26390-2 C1.1 P1011

SCHEDULE V
GOLD FIELDS BOARD CHARTER

See attached.

GOLD FIELDS LIMITED

(“GFI” or “the Company”)

BOARD CHARTER

(Approved by the Board of Directors on 23 November 2021)

1.	INTRODUCTION

The Board Charter is subject to the provisions of the South African Companies Act (Act No.71 of 2008) (“Companies Act”), the Company’s Memorandum of Incorporation (“MOI”) and any applicable law or regulatory provision.

2.	VISION

2.1.	The vision of Gold Fields Limited is to be the global leader in sustainable gold mining.

2.2.	The Board of Directors seeks to enhance shareholder value in a responsible, sustainable and ethical manner. It is responsible for ensuring that the Company pursues its vision while upholding sound principles of corporate governance, protecting the safety and well-being of its employees, the interests of communities, which the Company affects, and acting as a responsible corporate citizen.

3.	COMPOSITION OF THE BOARD, APPOINTMENT AND ROTATION

3.1.	The Board comprises a balance of executive and non-executive directors, with a majority of non-executive directors. A majority of the non-executive directors is independent. The Board should at all times be suitably constituted and do everything necessary to appropriately fulfil its role and responsibilities.

3.2.	The Board may determine the number of directors on the Board at any time, subject to compliance with the provisions of the Memorandum of Incorporation.

3.3.	The Board must ensure that a succession plan is in place for the Chairman.

3.4.	The directors must elect a Chairman, and Lead Independent Director (that is also a non-executive director) (“LID”) and determine the period for which they are to hold office. In addition, the Board must appoint a chief executive officer and a Chief Financial Officer.

3.5.	The Board is empowered to fill vacancies on the Board.

3.6.	Directors are appointed through a formal process and the Nomination and Governance Committee assists with the process of identifying suitable candidates to be proposed to the Board and shareholders.

3.7.	In recommending Board appointments, there is due consideration to knowledge, skill, experience, independence and diversity to achieve the appropriate balance of executive, non-executive and independent directors.

3.8.	The Board composition should reflect:

-	a majority of non-executive directors;

-	a majority of non-executive directors being independent directors;

-	diversity and inclusion; and

-	diversity in respect of relevant business, geographic and academic backgrounds.

3.9.	Only individuals with sound ethical reputations and business or professional acumen and who have sufficient time to effectively fulfil their role as Board member, will be considered for appointment to the Board. Individuals with material enduring conflicts of interest with the Company or any group Company that cannot be reasonably managed by the normal methods of declaration of interests and temporary recusal from meetings will not be considered for appointment.

3.10.	Directors appointed by the Board, retire as directors at the first subsequent annual general meeting unless elected at such shareholder meeting. At least a third of incumbent directors retires by rotation at each annual general meeting and is eligible for re-election, unless shareholders have nominated additional candidates for election, subject to the provisions of the MOI and the Companies Act.

3.11.	Subject to the above, directors retire at the AGM following the year in which they turn seventy (70) years old (“Retirement Date”) unless the retirement age is extended by a fixed period, at the discretion of the Board. In the event that the Chair may become incapacitated or is unable to carry out his/her duties for whatever reason, the LID will succeed the Chair with immediate effect.

3.12.	Every year, the Board shall re-appoint the Chairman and LID and confirm that they remain independent from the Company and have adequately discharged their duties and responsibilities.

3.13.	This Board Charter is considered to be an integral part of the conditions of appointment of all directors.

4.	SELF GOVERNANCE

The Board is responsible for:

4.1.	Regularly monitoring and appraising its own performance, those of its sub-Committees and individual Non-Executive Directors;

4.2.	Annually evaluating the independence of the independent Non-Executive Directors, which evaluation should be rigorous in respect of the independent Non-Executive Directors who have served on the Board for an aggregate term exceeding nine years. Directors are independent if there is no interest, position, association or relationship which, when judged from the perception of a reasonable informed third party, can unduly influence or cause bias decision making;

4.3.	An external or formal evaluation / performance process, with regard to the Board, the Chair, its committees, the individual members and alternate members, if any, must be conducted at least every two years;

4.4.	Every alternate year, the Board should schedule in its yearly work plan an opportunity for consideration, reflection and discussion of its performance and that of its committees, its chair, LID and its members as a whole;

4.5.	Maintaining transparency and accurate records of its decisions;

4.6.	Ensuring that GFI has an effective and independent Audit Committee;

4.7.	Aiming to educate and update itself continuously;

4.8.	Meeting at least four times a year in formal sessions, and regularly without its executive members;

4.9.	The governance of information technology (“IT”);

4.10.	Approving and overseeing the IT framework, IT charter, IT policies, and an IT internal control framework.

5.	ROLE AND FUNCTIONS OF THE CHAIR

The role and functions of the Chair includes those as are set out in Appendix A and the role of the LID is set out in Appendix B.

6.	BOARD’S ACTIONS

The Board discharges its responsibilities through a number of its actions, including:

6.1.	Determining the Company’s Code of Ethics and conducting its own affairs in a professional manner, upholding the core values of integrity, transparency and enterprise;

6.2.	Evaluating, determining and ensuring the implementation of corporate strategy and policy;

6.3.	Determining compensation, development, education and other relevant policies for GFI’s employees;

6.4.	Developing and setting disclosure and reporting practices, as required by applicable law and regulation to best serve the needs of its shareholders.

7.	STRATEGY FORMULATION AND EXECUTION:

7.1.	The Board defines the strategic policy intent and objectives of the Company as a business enterprise as well as its values. The Board does not get involved in the day to day management of the Company, except in exceptional circumstances.

7.2.	The Board approves and implements a formal strategic planning system that reviews and approves or updates strategic plans presented by Management annually and monitors the Company’s performance against those plans.

8.	RELATIONSHIP WITH THE CEO:

8.1.	The Board selects, motivates and appoints the CEO, and, if necessary, replaces the CEO. It attends carefully to the issues of succession planning and consequently is also concerned with the performance and succession of the CEO’s immediate subordinates.

8.2.	All Board authority conferred on Management is delegated through the CEO, so that the authority and accountability of Management is considered to be the authority and accountability of the CEO, so far as the Board is concerned. The approval of the Board is required to the levels of sub-delegation immediately below the CEO.

8.3.	The CEO is expected to act within all specific authorities delegated to him by the Board.

8.4.	The CEO is accountable to the Board for the achievement of GFI’s goals and the CEO is accountable for the observance of the Management limitations.

8.5.	The functions of the CEO includes:

8.5.1.	recommending or appointing the executive team and ensuring proper succession planning and performance appraisals;

8.5.2.	developing the GFI’s strategy for consideration and approval by the Board;

8.5.3.	developing and recommending to the Board yearly business plans and budgets that support the GFI’s long-term strategy;

8.5.4.	monitoring and reporting to the Board the performance of GFI and its conformance with compliance imperatives;

8.5.5.	establishing an organisational structure for GFI which is necessary to enable execution of its strategic planning;

8.5.6.	setting the tone in providing ethical leadership and creating an ethical environment;

8.5.7.	ensuring that GFI complies with all relevant laws and corporate governance principles; and

8.5.8.	ensuring that GFI applies all recommended best practices and, if not, that the failure to do so is justifiably explained.

8.6.	The CEO is the principal responsible for implementation of strategy, execution of the Boards’ policies and practices. The Board monitors and reviews his performance with regular dialogue and feedback.

8.7.	The CEO shall be a member of the Board.

8.8.	The CEO shall be invited to attend any committee meeting to contribute through information and insights, but shall not be a member of the remuneration, audit or nomination committees.

9.	CORPORATE GOVERNANCE

9.1.	Good Corporate Governance shall remain a continuing focal point for the Board and the Board shall maintain a Nominating and Governance Committee to assist in this regard.

9.2.	The Company is subject to varying governance standards and guidelines mandated in its differing regulatory environments. The Board shall attempt at all times to conform to all but, where requirements conflict, it will seek to pursue the higher standard mandated.

9.3.	The Board is authorised to form committees to assist it in the execution of its duties’ powers and authorities or when required under applicable law. The Board shall establish written formal terms of reference for each committee. The Nominating and Governance Committee, assisted by the Company Secretary, shall annually review the terms of reference of each Board and statutory committee, and recommend to the Board for approval any changes to be made.

9.4.	Each committee shall evaluate its own performance and the Nominating and Governance Committee shall monitor and report to the Board periodically on the performance of the committees.

9.5.	The Board may, from time-to-time, form ad hoc committees to undertake special tasks or support certain responsibilities of the Board.

9.6.	Without limitation, the Board is further responsible for:

9.6.1.	Monitoring the performance of the Company in all respects, including inter alia:

9.6.1.1.	Performance of the operations;

9.6.1.2.	Financial reporting accuracy and integrity;

9.6.1.3.	Management performance;

9.6.1.4.	Risk exposures and controls;

9.6.1.5.	Comparative performance against peers;

9.6.1.6.	Stakeholder relationships/engagement and policy;

9.6.1.7.	Shareholder satisfaction and communication policy; and

9.6.1.8.	Sustainable Development.

9.6.2.	Authorising and controlling capital expenditure and reviewing investment capital and funding proposals.

9.6.3.	Setting the capital structure of the Company.

9.6.4.	Seeking to ensure ethical behavior and compliance with relevant laws, regulations, audit and accounting principles/practices, the Company’s own governing documents and the Company’s Code of Ethics.

9.6.5.	Setting the direction concerning the arrangements for Combined Assurance services and functions;

9.6.6.	The overall system of risk management including setting Management expenditure authorization and exposure limit guidelines. Management is accountable to the Board for designing, implementing and monitoring the process of risk management and integrating it into operations.

9.6.7.	Review the adequacy and effectiveness of the Company’s Information and Technology function;

9.6.8.	Reviewing succession planning for the Management team and endorsing senior executives’ appointments, organizational changes and general remuneration policy.

9.6.9.	Providing counsel and advice to the CEO and his or her Management team on all critical and sensitive matters.

9.6.10.	Director selection, orientation and education.

10.	REMUNERATION

10.1.	Having regard to the functions performed by the Non-Executive Directors as members of the Board they shall be paid such remuneration, as shall be recommended by the Non-Executive Directors Remuneration Committee and approved by the shareholders of GFI in General Meeting by special resolution within the previous 2 years.

10.2.	Executive Directors remuneration is determined by the Remuneration Committee, a sub-committee of the Board, utilising appropriate external advisors. Executive Directors are not paid Director’s fees.

11.	CONDUCT OF BOARD MEMBERS

Board members are expected to:

11.1.	act in the Company’s best interests, in good faith and with integrity and adhere to all relevant legal standards of conduct;

11.2.	avoid conflicts of interest between their personal affairs and those of the Company or, where unavoidable, disclose any such conflict or potential conflict;

11.3.	disclose any information they may be aware of that is material to the Company and of which the Board is not aware, unless such Director is bound by ethical or contractual obligations of non-disclosure;

11.4.	keep all information learned by them, in their capacity as a Director, strictly confidential;

11.5.	exhibit the degree of care, skill and diligence that may reasonably be expected of a person carrying out the same functions in relation to the Company as those carried out by that Director, and having the general knowledge, skill and experience of that Director.

12.	BOARD MEETINGS

12.1.	The Board shall meet at least once a quarter, provided that any other member of the Board, through the Chair, may call a meeting at any other time. Non-Board members may be invited by the Board to attend Board meetings. Such persons shall not be entitled to vote at Board meetings.

12.2.	A quorum for meetings of the Board shall be 4 members present in person or via telecommunication facilities. Non-Board members who are in attendance at Board meetings by invitation do not form part of the quorum for Board meetings.

12.3.	Where the Board Chair is not present within fifteen minutes of the time stipulated for a Board meeting, the Board members present at the meeting must elect one of them to chair that meeting.

12.4.	A meeting of the Board may be conducted by electronic communication and/or one or more members may participate in a meeting of the Board by electronic communication so long as the electronic communication facility employed ordinarily enables all persons participating in that meeting to communicate concurrently with each other without an intermediary, and to participate effectively in the meeting.

12.5.	Each member of the Board has one (1) vote on a matter before the Board and a majority of the votes cast on a resolution is sufficient to approve that resolution.

12.6.	In the case of a tied vote the Chair of the Board may not cast a deciding vote even if the Chair did not initially have or cast a vote and the matter being voted on fails.

12.7.	A round robin resolution of the Board shall be as valid and effectual as if it had been passed at a meeting of the Board duly called and constituted, provided that each Board member has received notice of the matter to be decided upon and that the majority of the Board members have voted in favour of the matter. A round robin resolution may be executed in any number of counterparts and will have the same effect as if the signatures on the counterparts were on a single copy of the round robin resolution.

12.8.	The Company Secretary shall be the secretary of the Board and shall ensure that minutes of all Board meetings are taken. Minutes must be formally approved by the Board at the next meeting thereof.

13.	NO PERSONAL LIABILITY ARISING FROM APPOINTMENT

Subject to the above provisions and any relevant legislation, the members of the Board shall not attract any personal liability merely arising from their appointment, and GFI shall indemnify members of the Board against all and any claims howsoever arising.

14.	BOARD EXPENSES

GFI will pay all travelling and other expenses properly and necessarily incurred by the Board in and about the business of the Company.

15.	COMPANY SECRETARY

15.1.	The Board will appoint and replace the Company Secretary, and will empower the Company Secretary to enable him or her to properly fulfil his or her duties.

15.2.	The Company Secretary should maintain an arms-length relationship with the Board and should not be a director.

15.3.	The Board will ensure that the Company Secretary has the requisite knowledge, skills and experience to fulfil the function of Company Secretary. On an annual basis, the Board must consider and satisfy itself on the competence, qualifications, expertise and experience of the Company Secretary.

15.4.	The Company Secretary will, in addition to his or her statutory duties, fulfil the duties of a Company Secretary as contemplated in the King Report on Corporate Governance for South Africa, 2016.

Appendix A Role and functions of the Chair

1.	Setting the ethical tone for the Board and the Company;

2.	Providing overall leadership to the Board without limiting the principle of collective responsibility for Board decision, while at the same time being aware of the individual duties of the Board members;

3.	Identifying and participating in selecting the Deputy Chair (if applicable) and Board members (via Nomination and Governance Committee), and overseeing a formal succession plan for the Board, CEO and certain senior Management appointments such as the Chief Financial Officer (CFO). The Board should provide succession planning in emergency situations and over the longer term for the CEO, senior management and key positions;

4.	Formulating (with the CEO and Company Secretary) the yearly work plan for the board against agreed objectives, and playing an active part in setting the agenda for board meetings;

5.	Presiding over Board meetings and ensuring that time in meetings is used productively. The Chair should encourage collegiality among Board members without inhibiting candid debate and creative tension among Board members;

6.	Managing conflicts of interest. It is not sufficient to merely table a register of interest. All internal and external legal requirements must be met. The Chair must ask affected Directors to recuse themselves from discussions and decisions in which they have a conflict, unless they are requested to provide specific input, in which event they should not be party to the decision;

7.	Acting as a link between the Board and Management and particularly between the Board and the CEO;

8.	Being collegial with Board members and Management while at the same time maintaining an arm’s length relationship;

9.	Ensuring that Directors play a full and constructive role in the affairs of the Company and taking a lead role in the process for removing non-performing or unsuitable Directors from the Board;

10.	Ensuring that complete, timely, relevant, accurate, honest and accessible information is placed before the Board to enable Directors to reach an informed decision;

11.	Monitoring how the Board works together and how individual Directors perform and interact at meetings. The Chair should meet with individual Directors once a year about evaluating their performance. The Chair should know Board members’ strengths and weaknesses;

12.	Monitoring to develop skill and enhance Directors’ confidence (especially those new to the role) and encouraging them to speak up and make an active contribution at meetings. The monitoring role is encouraged to maximise the potential of the Board;

13.	Ensuring that all Directors are appropriately made aware of their responsibilities through a tailored induction programme, and ensuring that a formal programme of continuing professional education is adopted at Board level;

14.	Ensuring that good relations are maintained with the Company’s major shareholders and its strategic stakeholders, and presiding over shareholders’ meetings;

15.	Building and maintaining stakeholders’ trust and confidence in the Company;

16.	Upholding rigorous standards of preparation for meetings by, for example, meeting with the CEO before meetings and studying of the meeting information packs distributed; and

17.	Ensuring that decisions by the Board are executed.

Appendix B - Role of the Lead Independent Director

The main function as a Lead Independent Director who is also an independent non-executive board member and not the CEO, is to:

1.	Provide leadership and advice to the Board, without detracting from the authority of the Chair.

2.	Where the Chair is absent or unable to perform his/her duties or where the independence of the Chairman is questionable or impaired, the Lead Independent Director will serve in the capacity of Chair for as long as the circumstances that caused the Chair’s absence, inability or conflict exists.

3.	The Board is appointing a Lead Independent Director to assist the Chair in the execution of his/her duties and such other functions as the Board may wish to delegate to the Lead Independent Director.

Such assistance may be provided:

•	At any Board meeting, including meetings of Committees of the Board or at any other meeting of the company;

•	At any meeting the Chair might initiate with the Lead Independent Director; or

•	In any consultations that any other director of the company might initiate in one’s capacity as the Lead Independent Director.

The Lead Independent Director should at all times be aware that the role is that of support to the Chair and the Board and not in any way to undermine the authority of the Chair.

The role fulfils the following functions:

•	Lead in the absence of the Chair;

•	Serve as a sound board for the Chair;

•	Call meetings of the independent directors where necessary;

•	Act as an intermediary between the Chair and other members of the Board when required;

•	Strengthen the independence on the Board if the Chair is not an Independent Non-Executive Director;

•	Preside over discussions and decision-making by the Board on matters where the Chair has a conflict of interest;

•	Liaise with major shareholders if requested by the Board in circumstances or transactions in which the Chair is conflicted;

•	Perform other duties that the Board may from time to time delegate;

•	Lead the annual performance appraisal of the Chair; and

•	The LID will also be required to chair the Board meetings which deal with the succession of the Chairman.

Chair of the Board

Date

SCHEDULE VI

GOLD FIELDS AUDIT COMMITTEE CHARTER

See attached.

GOLD FIELDS LIMITED

(“GFI” or “the Company”)

AUDIT COMMITTEE

(“the Committee”)

TERMS OF REFERENCE

(Approved by the Board of Directors on 23 November 2021)

1.	AUTHORITY AND FORMATION

1.1.	The Committee is constituted as a statutory committee in respect of its statutory duties in terms of section 94(7) of the Companies Act, 2008, as amended (“the Act”), and a committee of the Board of Directors of GFI (the “Board”) acting in terms of delegated authority in respect of all other duties and responsibilities assigned to it by the Board.

1.2.	The Committee has decision-making authority in respect of its statutory duties, and the Committee is accountable in this respect to the Board and GFI’s shareholders.

1.3.	In respect of the duties of the Committee delegated to it by the Board, the Committee is accountable to the Board. To this end the Committee must make recommendations for approval by the Board.

1.4.	Chairperson of the Committee must provide assurance to the Chair of the Risk Committee that the risks apportioned to this Committee and risk management plans are addressed at Committee meetings on a quarterly basis.

1.5.	These terms of reference are subject to the provisions of the Act, the Memorandum of Incorporation of GFI, as well as any other applicable law or regulatory provision.

2.	MEMBERSHIP

2.1.	The Committee shall comprise at least three Directors. The Board Chair is not eligible to be a member of the Committee or the Committee Chair but may attend Committee meetings by invitation.

2.2.	All the members of the Committee and the Committee Chair shall be independent Non-Executive Directors of the Company. Each Committee member shall satisfy the criteria for independence under applicable laws and regulations, including U.S. securities laws and New York Stock Exchange requirements, as well as under the King IV Report on Corporate Governance for South Africa, 2016.

2.3.	At least one third of the members of the Committee at any particular time must have academic qualifications, or experience, in economics, law, corporate governance, finance, accounting, commerce, industry, public affairs or human resources management. Furthermore, the Committee members must collectively have sufficient qualifications and experience to fulfil their duties, including an understanding of the following: integrated reporting (including financial reporting), internal financial controls, external audit process, internal audit process, corporate law, risk management, sustainability issues and information technology governance as it relates to integrated reporting and governance processes within GFI.

2.4.	The Chair of the Committee shall be elected by the members of the Committee from among their number, and may be removed from the office of Chair by the Committee in its discretion.

2.5.	The members of the Committee shall be elected by the shareholders of GFI, on recommendation by the Nominating and Governance Committee, at each annual general meeting of GFI. The Board shall fill vacancies on the Committee within 40 business days after the vacancy arises. Such appointments must be ratified by GFI shareholders at the subsequent annual general meeting of GFI.

2.6.	The Committee members must keep up-to-date with key developments affecting their required skills set.

2.7.	Subject to relevant legislation, the members of the Committee shall not attract any personal liability arising from their appointment, and GFI shall indemnify members of the Committee against all and any claims howsoever arising.

2.8.	The Company Secretary of GFI will act as the Committee Secretary.

3.	MEETINGS

3.1.	The Committee shall meet at least five times during the year for the four quarterly meetings, plus one meeting scheduled for the approval of the Integrated Annual Report and the Form 20-F annual report. Other supplement meetings may be held from time to time as determined by members of the Committee or upon request from the Directors and/or the Management and/or the internal or independent auditors or discussions at the Committee meetings.

3.2.	The notice of each meeting of the Committee, confirming the venue, time and date and enclosing an agenda of items to be discussed, shall be forwarded to each member of the Committee at least five working days prior to the date of each meeting.

3.3.	Suitably qualified persons may be invited to attend Committee meetings or be consulted by the Committee from time to time to render such specialist services as may be necessary to assist the Committee in its deliberations on any particular matter. No attendee who is not a member of the Committee shall have a vote at meetings of the Committee, nor shall he or she form part of the quorum for the meeting.

3.4.	Two members present in person or via telecommunication facilities shall constitute a quorum for a Committee meeting.

3.5.	Where the Chair of the Committee is not present within 15 minutes of the time stipulated for a Committee meeting, the Committee members present at the meeting must elect one of them to chair that meeting.

3.6.	A meeting of the Committee may be conducted by electronic communication and/or one or more members may participate in a meeting of the Committee by electronic communication so long as the electronic communication facility employed ordinarily enables all persons participating in that meeting to communicate concurrently with each other without an intermediary, and to participate effectively in the meeting.

3.7.	Each member of the Committee has 1 vote on a matter before the Committee and a majority of the votes cast on a resolution is sufficient to approve that resolution.

3.8.	In the case of a tied vote the Chair of the Committee may not cast a deciding vote even if the Chair did not initially have or cast a vote and the matter being voted on fails.

3.9.	A round robin resolution of members shall be as valid and effectual as if it had been passed at a meeting of the Committee duly called and constituted, provided that each member has received notice of the matter to be decided upon and that the majority of the members have voted in favour of the matter. A round robin resolution may be executed in any number of counterparts and will have the same effect as if the signatures on the counterparts were on a single copy of the round robin resolution.

3.10.	Minutes of the Committee meetings will be prepared and retained by the Company Secretary. These minutes shall be circulated to all members of the Committee within one month of the date of each meeting and, thereafter, shall be reviewed and approved by the members of the Committee.

3.11.	The Chair of the Committee or failing him/her a member of the Committee shall be present at each annual general meeting of GFI to assist the Chair of GFI in answering questions concerning matters falling within the authority of the Committee.

4.	PURPOSE

4.1.	The purpose of the Committee shall be to assist the Board and the boards of all subsidiary companies of GFI in their independent oversight of the integrity of the financial statements,and to the extent delegated by the board, other external reports issued by the organisation, the qualifications, independence and performance of the independent auditors of GFI, compliance with legal and regulatory requirements, compliance with GFI’s Code of Ethics and the performance of GFI’s Internal Audit Department (“the Internal Audit Department”).

4.2.	In discharging its duties, the Committee shall have free and unrestricted access to liaise and communicate with GFI’s and its subsidiaries’ Directors, Management, employees, internal and independent auditors and outside consultants and advisors, including legal and accounting advisors. The Committee shall also have reasonable access to the information, including records, of GFI, and to the company’s property, facilities and other resources, as well as to that or those, as the case may be, of the other entities within the Group, as may be necessary to discharge its duties and responsibilities. The Committee shall follow any relevant Board approved process in discharging any of its duties and responsibilities.

4.3.	The Chief Financial Officer, senior audit partner in charge of the independent audit and head of the Internal Audit Department shall be in attendance at meetings of the Committee.

4.4.	The Chief Financial Officer, senior audit partner in charge of the independent audit and the head of the Internal Audit Department shall have unrestricted access to the Chair or any other member of the Committee as is required in relation to any matter falling within the authority of the Committee.

4.5.	The Board shall provide the Committee with adequate funding in order to perform its duties including amounts for payment of fees or compensation to the independent auditors and any outside advisors or consultants retained by the Committee.

4.6.	The Committee shall not perform any Management functions or assume any Management responsibilities.

5.	FUNCTIONS AND DUTIES

In furtherance of its purpose, the Committee shall have the following authorities, responsibilities and duties:

5.1.	Statutory duties – in terms of section 94(7) of the Act

The Committee shall:

5.1.1.	nominate, for appointment or re-appointment by the shareholders as auditor of the Company, an external registered auditor who, in the opinion of the Committee, is independent of the Company;

5.1.2.	determine the fees to be paid to the external auditor and the auditor’s terms of engagement;

5.1.3.	ensure that the appointment of the auditor complies with the provisions of the Act and any other legislation relating to the appointment and rotation of auditors;

5.1.4.	determine, subject to the provisions of the Act, the nature and extent of any non-audit services that the external auditor may provide to the Company, or that the auditor must not provide to the Company or a related Company;

5.1.5.	pre-approve any proposed agreements with the external auditor for the provision of non-audit services to the Company. The Committee may delegate the pre-approval responsibility to the Chair or another member of the Committee in line with the agreed pre-approval policy and procedures. However, all decisions will be formally tabled at the next Committee meeting for ratification;

5.1.6.	prepare a report, to be included in the annual financial statements of the Company for the relevant financial year that –

5.1.6.1.	describes how the Committee carries out its functions;

5.1.6.2.	states whether the Committee is satisfied that the auditor was independent of the Company; and

5.1.6.3.	comments, in any way that the Committee considers appropriate, on the financial statements, the accounting practices and the internal financial controls of the Company;

5.1.7.	receive and deal appropriately with any concerns or complaints, whether from within or outside the Company, or on its own initiative, in relation to –

5.1.7.1.	the accounting practices and internal audit of the Company; or

5.1.7.2.	the content or auditing of the Company’s financial statements; or

5.1.7.3.	the internal financial controls of the Company; or

5.1.7.4.	any related matter;

5.1.8.	make submissions to the Board on any matter concerning the Company’s accounting policies, financial control, records and reporting.

5.2.	Other duties –as delegated by the Board to the Committee

5.2.1.	The Committee may establish policies and procedures for pre-approval of all independent auditor services, including delegating pre-approval authority to a sub-committee of one or more Committee members.

5.2.2.	The Committee shall review with the independent auditors any problems or difficulties arising during the course of the audits, as well as Management’s response to such issues, including any restrictions placed on the scope of the independent auditors’ activities or access to requested information, and any significant disagreements with Management.

5.2.3.	In order to assess the auditor’s independence for the purpose of paragraph 5.1.1, the Committee shall annually review all relationships between the independent auditors and GFI, including its subsidiaries, and shall take steps to ensure the regular rotation of certain lead audit partners as required by applicable laws and regulations, including U.S. securities laws and New York Stock Exchange requirements.

5.2.4.	The Committee shall discuss and review the quarterly financial results of the GFI Group as presented by Management. It will also discuss and review the half yearly and annual financial statements of the GFI Group as presented in the half yearly results media release (June Book) and yearly results media release (December book). s. This includes disclosure regarding the financial statements of GFI and its subsidiaries’ financial condition, including, without limitation, such disclosure in GFI’s annual report on Form 20-F to be filed with the U.S. Securities and Exchange Commission (the “SEC”), made under applicable legal and regulatory requirements.

5.2.5.	The Committee shall also review and recommend any reports to be distributed to shareholders in connection with GFI’s financial statements, to the Board for approval, including but not limited to review and recommendation of the following for GFI and its subsidiaries:

5.2.5.1.	the implementation of new systems;

5.2.5.2.	significant adjustments resulting from the audit;

5.2.5.3.	capital adequacy;

5.2.5.4.	compliance with local and international accounting standards, compliance with stock exchange and legal requirements; and

5.2.5.5.	special documents such as prospectuses and other offering documents, as and when prepared.

5.2.6.	The Committee shall determine whether the independent auditors should review quarterly and half yearly financial statements. In the case of an independent review, the report of the Committee and the report of the independent auditor shall be tabled at the Board meeting held to adopt such quarterly and/or half yearly financial statements.

5.2.7.	The Committee shall review and resolve disagreements between Management and the independent auditors regarding financial reporting.

5.2.8.	While primary responsibility for the financial statements and disclosures rests with Management, and without detracting from its duties in terms of paragraph 5.1.7, the Committee shall review:

5.2.8.1.	major issues concerning accounting principles and financial statement presentations, including any significant changes to the selection or application of accounting principles;

5.2.8.2.	major issues regarding the adequacy of internal controls and steps taken in light of material control deficiencies;

5.2.8.3.	analyses prepared by Management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements; and

5.2.8.4.	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, including any significant ventures, investments or operations that are not subject to an independent audit, on the financial statements.

5.2.9.	Prior to the filing of any audit report with the SEC or JSE Limited, the Committee shall discuss with the independent auditor, as appropriate:

5.2.9.1.	all critical accounting policies and practices to be used;

5.2.9.2.	all alternative treatments of financial information discussed with Management within International Financial Reporting Standards (IFRS) and accounting principles generally accepted in the United States (US GAAP) (for so long as GFI prepares consolidated financial statements in US GAAP for inclusion in its Annual Report on Form 20-F filed with the SEC); and

5.2.9.3.	all material written communications between the independent auditor and Management, including but not limited to the independent auditor’s proposed audit certificate, and the independent auditor’s management letter and Management response.

5.2.10.	The Committee shall meet separately with Management, the Internal Audit Department and the independent auditors on a regular basis to discuss all issues warranting Committee action or attention.

5.2.11.	The Committee shall be responsible for providing independent oversight of the effectiveness of the organisation’s assurance functions and services, with particular focus on combined assurance arrangements, including external assurance service providers, internal audit and the finance function;

5.2.12.	The Committee shall establish a combined assurance model, designed and implemented to adequately cover the material matters, significant risks and opportunities, through the assurance services and functions of the Company. In addition, the Committee shall establish a central depository for all assurance reports across the Group;

5.2.13.	The Committee shall review all reports, as required by the combined assurance model, that have been approved by any other Board Sub Committee on an annual basis, including but not limited to the annual Reserves and Resources report.

5.2.14.	The Committee shall report regularly to the Board on any issues arising in connection with its oversight of the functions for which it is responsible. The agenda of each Board meeting shall provide an opportunity to the Chair of the Committee to report orally to the Board on any matters of importance as well as on the Committee’s findings and recommended actions.

5.2.15.	The Committee shall review disclosures made to the Committee by GFI’s Chief Executive Officer and Chief Financial Officer in connection with the certifications required to be made in the annual report on Form 20-F with regard to the accuracy and completeness of the financial statements contained in the annual report, the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting.

5.2.16.	The Committee shall establish procedures for the hiring by GFI of employees or former employees of the independent auditors.

5.2.17.	The Committee shall, without detracting from its duties in terms of paragraph 5.1.7, establish, review and monitor procedures for the receipt, retention and treatment of complaints received by GFI and its subsidiaries regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

5.2.18.	The Committee will have the prerogative of instituting investigations into all matters which may signify that the accuracy or reliability of the financial reporting or the adequacy of the internal controls at GFI and the Group is in question.

5.2.19.	Although the audit of GFI and the Group’s financial statements is the responsibility of independent auditors, the Committee shall ensure that major activities, key results areas, critical functions and the risk exposures are adequately covered/examined.

This requirement will not limit or restrict the independent auditors in respect of the programme they wish to follow. In the normal course of the external audits, the independent auditors will be required to report to the Committee on the following matters that came to their attention during the performance of the audit, inter alia:

5.2.19.1.	their view of the financial and accounting systems and the application and control thereof;

5.2.19.2.	any recommendations to improve the internal financial and/or accounting control, accounting practices or bases, or the reporting systems;

5.2.19.3.	any fundamental transactions outside normal business;

5.2.19.4.	any transactions of significance between the Group and its Directors or officers or their next of kin;

5.2.19.5.	any activities contrary to the Group’s code of business conduct; and

5.2.19.6.	any disagreements with the Management regarding the contents or presentations of financial reports, as well as how agreement was reached (any irreconcilable disagreements between the Management and the independent auditors must be referred immediately to the Committee for resolution).

5.2.20.	The Committee shall determine the purpose, authority and responsibility of the GFI Internal Audit Department in an Internal Audit charter to be approved by the Committee, and shall at least annually review the GFI Internal Audit Department’s compliance with that charter.

5.2.21.	The Committee shall monitor and evaluate the effectiveness of the GFI Internal Audit Department, which reports to the Chief Financial Officer but has access to both the Chair of GFI and the Chair of the Committee.

5.2.22.	The Committee shall have the authority to appoint and dismiss the head of the GFI Internal Audit Department.

5.2.23.	The Committee shall review and approve any internal audit plans proposed by the Internal Audit Department, and shall review all reports and conclusions submitted to the Committee by the Internal Audit Department. The Committee shall review the effectiveness of GFI’s internal control systems and policies, and shall review the intended level of support for and co-ordination with the external audit process.

5.2.24.	The Internal Audit Department shall conduct regular reviews of all financial systems, internal control procedures and the accuracy of record keeping. In addition, the Internal Audit Department shall undertake ad hoc investigations at the request of the Management, the Directors and/or the Committee as felt necessary.

5.2.25.	The Internal Audit Department shall report at all Committee meetings, and the Committee will act as a forum for discussion of issues reported by the Internal Audit Department. The Committee shall review summarised internal audit findings and Management actions to determine the degree to which Management controls are implemented and executed and to establish trends in the organisation. The Committee shall also review any significant differences of opinion between Management and the GFI Internal Audit Department.

5.2.26.	The Committee must ensure, as far as possible, that the independence of the Internal Audit Department is not compromised in any way.

5.2.27.	The Committee shall review and approve or ratify any transaction submitted to the Committee between the Company and a related person (as defined by section 2(1) (a) to (c) of the Act), which is required to be disclosed.

5.2.28.	The Committee will perform such other functions as assigned by law, regulation, the Company’s charters or by-laws, or the Board.

5.2.29.	The Committee shall assist the Board in making a statement on the going concern status of the Company after reviewing a documented assessment of the going concern status of the Company prepared by Management.

5.2.30.	The Committee shall consider, on an annual basis, and satisfy itself of the appropriateness of the expertise and experience of the CFO and the finance functions, and shall confirm this by reporting to shareholders in the annual report that this has been executed.

5.2.31.	The Committee shall conclude and report yearly to the stakeholders and the Board on the effectiveness of the Company’s internal financial controls.

5.2.32.	The Committee shall be responsible for evaluating the significant judgments and reporting decisions affecting the annual report made by Management, including changes in accounting policies, decisions requiring a major element of judgment and the clarity and completeness of the proposed financial and sustainability disclosures.

5.2.33.	The Committee shall review the Resources and Reserves Statement for recommendation to the Board.

5.2.34.	The Committee shall review the quality of the external audit, with reference to audit quality indicators such as those that may be intended in inspection reports issued by external audit regulators.

5.2.35.	The Committee should be informed of any monitoring or enforcement actions against the Company and review the information on hand.

5.2.36.	The Committee is authorised to seek such independent professional advice as it may consider necessary at the Company’s expense.

5.2.37.	The Committee shall review and reassess the adequacy of these terms of reference periodically and recommend any proposed changes to the Board for approval.

5.2.38.	The Committee shall annually review its own performance and report its findings to the Board for approval.

5.2.39.	The Committee shall, at the advice of Management (who is responsible for the implementation and effective execution of Information and Technology, be accountable to the Board for Information and Technology governance.

5.2.40.	The Committee shall ensure that the I &T framework is in place and that the I &T charter and policies are established and implemented.

5.2.41.	The Committee shall ensure that an I &T internal control framework is adopted and implemented and that the Board receives an independent assurance on the effectiveness thereof.

5.2.42.	The Committee shall:

5.2.42.1.	review arrangements by which GFI staff and others may, in confidence, raise concerns about possible improprieties in matters of financial reporting or any other matters, with a view to ensuring that arrangements are in place for the effective and independent investigation of such matters and for appropriate follow-up actions;

5.2.42.2.	consider the major findings of internal investigations and Management’s responses thereto in relation to the above.

6.	REMUNERATION

6.1.	Having regard to the functions performed by the members of the Committee, in addition to their functions as Directors on the Board and in relation to the activities of the Committee, members of the Committee may be paid such remuneration for serving on the Committee as shall be recommended by the Non-Executive Directors Remuneration Committee and, to the extent required by the Act, approved by the shareholders of GFI in General Meeting.

6.2.	Such remuneration shall be in addition to the remuneration such Directors receive for service on the Board and on committees. The Chair of the Committee may receive a fee in addition to such remuneration as from time to time recommended by the Non-Executive Directors Remuneration Committee and, to the extent required by the Act, approved by the shareholders of GFI in General Meeting.

7.	CONDUCT OF COMMITTEE MEMBERS

Committee members are expected to:

7.1.	Act in the Company’s best interests, in good faith and with integrity and adhere to all relevant legal standards of conduct.

7.2.	Avoid conflicts of interest between their personal affairs and those of the Company or, where unavoidable, disclose any such conflict or potential conflict.

7.3.	Disclose any information they may be aware of that is material to the Company and of which the Board is not aware, unless such director is bound by ethical or contractual obligations of non-disclosure.

7.4.	Keep all information learned by them, in their capacity as Committee members, strictly confidential.

7.5.	Exhibit the degree of care, skill and diligence that may reasonably be expected of a person carrying out the same functions in relation to the Company as those carried out by that person, and having the general knowledge, skill and experience of that person.

Chair of the Committee

Date

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